Form 40-F
period 2002-12-31
PROVIDENT ENERGY TRUST
filed 2003-05-22
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number 1-15196

PROVIDENT ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

Suite 700, 112 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 0H3
(403) 296-2233
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP, 237 Park Avenue, New York, NY 10017
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Trust Units	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     Trust Units outstanding at December 31, 2002: 53,729,335

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	No X

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

GLOSSARY OF TERMS
ABBREVIATIONS, TERMS AND CONVERSIONS
CONVERSION
FORWARD LOOKING INFORMATION
INCORPORATION AND STRUCTURE
The Trust
Provident
Provident Holdings Trust
Provident Acquisitions L.P.
Provident Acquisitions Inc.
INTERCORPORATE RELATIONSHIPS
INFORMATION CONCERNING PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD. AND CERTAIN SUBSIDIARIES
Provident Energy Trust
Provident Energy Ltd.
Provident Holdings Trust and Provident Acquisitions L.P.
Provident Acquisitions Inc.
Exchangeable Share Provisions
Voting and Exchange Trust Agreement
INFORMATION CONCERNING PROVIDENT MANAGEMENT CORPORATION
The Manager
Management Agreement
Compensation
Acquisition of the Manager Shares
Escrow Agreements
Executive Employment Agreements
Other Matters
Timing of the Internalization Transaction
GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST AND PROVIDENT
SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS
Founders Arrangement
Richland Arrangement
Southeast Alberta Property Acquisition
Meota Takeover
NARRATIVE DESCRIPTION OF THE BUSINESS
Corporate Strategy
Commodity Price Risk Management Program
Principal Properties
Lloydminster, Alberta/Saskatchewan
Southern Alberta (Taber)
Southwest Saskatchewan
Southeast Saskatchewan (Estevan)
West Central Alberta (Olds to Whitecourt)
Reserves
Drilling History
Oil and Natural Gas Wells
Production History
Land Holdings
Capital Expenditures
Production History, Prices Received and Capital Expenditures
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information
Quarterly Information (unaudited)
MANAGEMENT’S DISCUSSION AND ANALYSIS
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
INFORMATION CONCERNING THE OIL AND GAS INDUSTRY
Canadian Government egulation
Pricing and Marketing — Oil
Pricing and Marketing — Natural Gas
The North American Free Trade Agreement
Provincial Royalties and Incentives
Alberta
Environmental Regulation
Exports from Canada
RISK FACTORS
Exploitation and Development
Operations
Oil and Natural Gas Prices
Marketing
Capital Investment
Debt Service
Reserves
Environmental Concerns
Delay in Cash Distributions
Reliance on Provident
Depletion of Reserves
Competition
Changes in Legislation
Investment Eligibility
Nature of Trust Units
Redemption Right
Unitholder Limited Liability
Dependence on Provident
Regulatory Matters
Conflicts of Interest
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
Principal Holders Of Trust Units
Requests For Information
Management’s Discussion and Analysis
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)
CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONTROLS AND PROCEDURES
EXHIBITS
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
Consent of PricewaterhouseCoopers LLP
Consent of KPMG LLP
Consent of Collins Barrow LLP
Consent of Petroleum Engineers
Certification of Chief Executive Officer
Certification of Chief Financial Officer

Form 40-F Table of Contents

Document

1.	Annual Information Form of Provident Energy Trust (the “Company”) for the fiscal year ended December 31, 2002.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2002.

3.	Consolidated Financial Statements for the fiscal year ended December 31, 2002 [(Note 18 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).]

4.	Controls and Procedures.

5.	Exhibits.

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2002

May 20, 2003

i

SCHEDULE A — FINANCIAL STATEMENTS OF RICHLAND PETROLEUM CORPORATION
SCHEDULE B — SCHEDULE OF REVENUES AND EXPENSES FOR SELECTED PROPERTIES
SCHEDULE C — FINANCIAL STATEMENTS OF MEOTA RESOURCES CORP.

ii

GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

“ABCA” means the Business Corporations Act (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

“Acquired Properties” means the oil and gas properties located in southeast Alberta acquired by the Trust effective May 1, 2002 from a U.S. based exploration and production company pursuant to an agreement of purchase and sale dated March 25, 2002;

“Acquisition Notes” means the unsecured, subordinated, demand notes issued by Provident under the Maxx Arrangement and issued pursuant to the Maxx Note Indenture;

“affiliate” or “associate” when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

“AMEX” means the American Stock Exchange;

“ARTC” means credits or rebates in respect of Crown royalties, which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act, which are commonly known as “Alberta Royalty Tax Credits”;

“Board of Directors” or “Board” means the board of directors of Provident;

“Business Day” or “business day” means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

“Citicorp” means Citicorp Capital Investors Ltd., a corporation formed under the federal laws of Canada;

“Court” means the Court of Queen’s Bench of Alberta;

“crude oil” or “oil” means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

“DD&A” means depletion, depreciation and amortization;

“Debentures” means the convertible unsecured subordinated debentures issued by the Trust;

“Distributable Cash” means all amounts distributed or to be distributed during any applicable period to Trust Unitholders;

“Distribution Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Trustee;

“Founders” means Founders Energy Ltd., a predecessor of Provident;

“Founders Amalgamation” means the amalgamation of Founders and Provident pursuant to the Founders Arrangement;

“Founders Arrangement” means the arrangement effective March 6, 2001 under Section 186 of the ABCA involving, among other things, the exchange of Founders Shares for the Initial Notes, the exchange of the Initial Notes for Trust Units and the Founders Amalgamation;

“Founders Arrangement Agreement” means the agreement dated January 25, 2001, as amended, between Founders, Provident and the Trust pursuant to which such parties have implemented the Founders Arrangement;

“Founders Note Indenture” means the note indenture providing for the issuance of the Initial Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

“Founders Shares” means the common shares in the capital of Founders;

“Initial Notes” means the unsecured, $14.70 subordinated notes issued by Provident under the Founders Arrangement and issued pursuant to the Founders Note Indenture;

“Initial Royalty” means the royalty, commencing January 1, 2002, entitling the Trust to 13.5% of Provident’s working interest in Petroleum Substances within, upon or under the oil and gas properties of Provident as at March 6, 2001 to the extent such Petroleum Substances are produced and saved (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme);

“Internal Rate of Return” means the discount rate (expressed as an annual percentage rate, and adjusted appropriately should the Return Period be less than a full calendar year, based on monthly compounding) which equates the distributions in respect of a Trust Unit during a Return Period and the Unit Market Price at the end of a Return Period with the Unit Market Price at the beginning of such Return Period, taking into account the dates on which distributions were made;

“McDaniel” means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

“McDaniel Report” means the independent engineering evaluations of Provident’s oil, NGL and natural gas interests prepared by McDaniel dated March 5, 2003 effective January 1, 2003;

“Management Agreement” means the management agreement dated as of March 6, 2001 among Provident, ManagementCo and the Trustee on behalf of the Trust;

“ManagementCo” or the “Manager” means Provident Management Corporation, a corporation incorporated under the ABCA;

“Manager Shares” means the common shares in the capital of the Manager;

“Market Capitalization” means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

“Maxx” means Maxx Petroleum Ltd.;

“Maxx Amalgamation” means the amalgamation of Maxx and Provident pursuant to the Maxx Arrangement;

“Maxx Arrangement” means the arrangement under Section 186 of the ABCA involving, among other things, the exchange of Maxx Shares for Acquisition Notes, the exchange of such Acquisition Notes for cash and/or Trust Units and the Maxx Amalgamation;

“Maxx Arrangement Agreement” means the agreement dated March 26, 2001 between Maxx, Provident and the Trust pursuant to which such parties have implemented the Maxx Arrangement;

“Maxx Note Indenture” means the note indenture providing for the issuance of the Acquisition Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

“Maxx Shares” means the common shares in the capital of Maxx;

“Meota” means Meota Resources Corp.;

“natural gas” means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

“natural gas liquids” or “NGLs” means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

“Non-Resident” means a non-resident of Canada within the meaning of the Tax Act;

“Note Trustee” means Computershare Trust Company of Canada, or its successor as trustee under the Founders Note Indenture, the Maxx Note Indenture or the Richland Note Indenture, as the case may be;

“Opal” means Opal Energy Inc.;

“Operating Cash Flow” means in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by Provident, (on a consolidated basis), in respect of its interest in the sale of all Petroleum Substances collected from its oil and gas properties and any oil and gas revenue received in such period including any commodity hedging gains and ARTC but not including proceeds of the sale of its oil and gas properties; less (ii) expenditures paid or payable by or on behalf of Provident, (on a consolidated basis), in respect of operating its oil and gas properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from Provident’s oil and gas properties including, without limitation, crown royalties, gross overriding royalties and lessors’ royalties, but for certainty not including the Initial Royalty or the Subsequent Royalty;

“PAI” means Provident Acquisitions Inc.;

“Permitted Investments” means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers’ acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor’s Corporation, Moody’s Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Petroleum Substances” means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

“pro rata share” or “Pro Rata Share” of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

“Provident” means Provident Energy Ltd., the corporation resulting from the Founders Amalgamation and which is wholly-owned by the Trust;

“Provident Shares” means the common shares in the capital of Provident;

“Provident Royalties” means the Initial Royalty and the Subsequent Royalty, collectively;

“Provident Special Resolution” means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution;

“Provident USA” means the unanimous shareholders agreement entered into as of March 6, 2001 between Provident and the Trustee, as trustee for and on behalf of Provident Energy Trust;

“Registrar” means the Registrar of Corporations duly appointed under the ABCA;

“Return Period” means the period for which the fee under the Management Agreement is being calculated; which period shall be a calendar year, except for the first year of the term in which case the Return Period shall commence on March 6, 2001 and terminate on December 31, 2001 and except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

“Richland” means Richland Petroleum Corporation;

“Richland Amalgamation” means the amalgamation of Richland and Provident pursuant to the Richland Arrangement;

“Richland Arrangement” means the arrangement under Section 186 of the ABCA involving, among other things, the exchange of Richland Shares for Richland Notes, the exchange of such Richland Notes for Trust Units and the Richland Amalgamation;

“Richland Arrangement Agreement” means the agreement dated December 14, 2001 between Richland, Provident and the Trust pursuant to which such parties have implemented the Richland Arrangement;

“Richland Note Indenture” means the note indenture providing for the issuance of the Richland Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

“Richland Notes” means the unsecured, subordinated, demand notes issued by Provident under the plan of arrangement involving the Trust, Provident and Richland effective January 16, 2002 and issued pursuant to the Richland Note Indenture;

“Richland Shares” means the common shares in the capital of Richland;

“Seaton Jordan” means Seaton Jordan & Associates Ltd., independent land appraisers of Calgary, Alberta;

“Seaton Jordan Report” means the independent valuation of Provident’s undeveloped land as prepared by Seaton Jordan dated January 2, 2003 and effective December 31, 2002;

“Special Voting Units” means a special voting unit of Provident Energy Trust, which shall be entitled to such number of votes at meetings of Trust Unitholders equal to such number of votes and any other rights or limitations to be prescribed by the board of directors of Provident in the resolution issuing any such Special Voting Units;

“Subsequent Investment” means those investments which the Trust is permitted to make pursuant to Sections 4.1(c) and (d) of the Trust Indenture, namely royalties in respect of Provident’s oil and gas properties and securities of Provident or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

“Subsequent Royalty” means the royalty, commencing May 1, 2001, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and gas interest and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions;

“Subsidiary” means, when used to indicate a relationship with another body corporate:

(a)	body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b)	a subsidiary of a body corporate that is the other’s subsidiary; and in the case of the Trust, includes Provident;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

“Tax Regulations” means the regulations enacted under the Tax Act;

“Total Return Amount” means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

“Total Return Percentage” means the Internal Rate of Return to a holder of a Trust Unit for a particular Return Period. For the purposes of the Total Return Percentage in the 2001 calendar year the Unit Market Price at the beginning of the Return Period shall be deemed to be $9.90 per Trust Unit;

“Trust” means Provident Energy Trust, a trust settled pursuant to the laws of Alberta;

“Trust Indenture” means the trust indenture dated as of January 25, 2001 as amended from time to time, between Computershare Trust Company of Canada and Founders;

“Trust Fund”, at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of Provident Energy Trust under the Trust Indenture: (a) $100; (b) all funds realized from the issuance of Trust Units; (c) any Permitted Investments in which funds may from time to time be invested; (d) the Initial Royalty; (e) any Subsequent Investment; (f) any proceeds of disposition of any of the foregoing property; (g) the Founders Shares and Initial Notes; and (h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

“Trust Unit”, “Provident Unit” or “Unit” means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

“Trust Unitholders”, “Provident Unitholders” or “Unitholders” means the holders from time to time of the Trust Units;

“Unitholder Rights Plan” means the trust unitholders rights plan adopted by the Trust pursuant to a trust unitholder rights plan agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada;

“Trustee” means Computershare Trust Company of Canada, the initial trustee of the Trust, and its successor Computershare Trust Company of Canada, or such other trustee, from time to time, of Provident Energy Trust;

“TSX” means the Toronto Stock Exchange;

“Unit Market Price” of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSX or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the board of directors of Provident;

“Unitholder Rights Plan Agreement” means the agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada pursuant to which the Trust adopted the Unitholder Rights Plan; and

“United States” and “U.S.” mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia. Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS, TERMS AND CONVERSIONS

Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bpd	barrels of oil per day	bcf	billion cubic feet
mmbbls	million barrels	mcfd	thousand cubic feet per day
NGLs	natural gas liquids	mmcfd	million cubic feet per day
STB	stock tank barrel of oil	m3	cubic metres
mstb	thousand stock tank barrels of oil	mmbtu	million British Thermal Units
boed	barrels of oil equivalent per day	gj gjpd	gigajoule gigajoule per day

Other

boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
mboe	means thousand barrels of oil equivalent.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
OPEC	means Organization of the Petroleum Exporting Countries.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

For the purposes of this Annual Information Form all conversions of natural gas to barrels of oil equivalent are on the basis of 6 mcf to 1 boe.

FORWARD LOOKING INFORMATION

This Annual Information Form may contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control that could cause actual results to differ materially from those expressed in the forward-looking statements. A discussion of such risk factors is included under “Risk Factors”. Neither the Trust nor Provident undertakes any obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

INCORPORATION AND STRUCTURE

The Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal offices of Provident Energy Trust are located at 700, 112 — 4th Street S.W., Calgary, Alberta T2P 0H3. The registered office of the Trust is 3700, 400 — 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Trust was formed as of the 25th day of January, 2001 pursuant to the Trust Indenture. In accordance with the Founders Arrangement involving the Trust, Founders and Provident, all of the issued and outstanding Founders Shares were exchanged for the Initial Notes of Provident on the basis of one Initial Note for every three Founders Shares. Each Initial Note was immediately exchanged with the Trust for one Trust Unit, resulting in the acquisition by the Trust of all of the Initial Notes and the acquisition of Trust Units by the former shareholders of Founders.

Provident

Provident Energy Ltd. is a corporation wholly-owned by Provident Energy Trust. Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to the Founders Arrangement. The head and principal offices of Provident are located at 700, 112 — 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of Provident is 3700, 400 — 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Provident has five wholly-owned subsidiaries: Provident Acquisitions Inc., 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest Inc. and Coast Pacific RLP-97 Exploration Inc. Where the information in this Annual Information Form is as of a date prior to March 6, 2001, the terms “Provident” or “Provident Energy Ltd.” shall refer to Founders Energy Ltd.

Provident Holdings Trust

Provident Holdings Trust is an open-end unincorporated commercial trust. Provident Holdings Trust was formed pursuant to a trust agreement dated April 25, 2002. This trust is wholly-owned by Provident Energy Trust. Provident Holdings Trust currently holds a 99% interest in the limited partnership, Provident Acquisitions L.P. The head and principal office of Provident Holdings Trust is located at 700, 112 — 4th Street S.W. Calgary, Alberta T2P 0H3. The registered office of Provident Holdings Trust is 3700, 400 — 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

Provident Acquisitions L.P.

Provident Acquisitions L.P. is a limited partnership registered in the Province of Alberta. Provident Acquisitions L.P. was formed pursuant to a trust agreement dated April 25, 2002. Provident Energy Ltd. is the general partner of Provident Acquisitions L.P. with a 1% interest in the partnership and Provident Holdings Trust is the limited partner of Provident Acquisitions L.P. with a 99% interest in the partnership. The head and principal office of Provident Acquisitions L.P. is located at 700, 112 — 4th Street S.W. Calgary, Alberta T2P 0H3. The registered office of Provident Acquisitions L.P. is 3700, 400 — 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

Provident Acquisitions Inc.

Provident Acquisitions Inc. is a corporation wholly-owned by Provident Energy Ltd. PAI was incorporated under the ABCA on August 19, 2002. PAI currently holds a 67% interest in 101011500 Saskatchewan Ltd. and a 0.00001% interest in the Meota (2000) Partnership. The head and principal offices of Provident Acquisitions Inc. are located at 700, 112 — 4th Street S.W., Calgary, Alberta, T2P 0H3. The registered office of PAI is 3700, 400 — 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Trust.

(1)	Portion of cash flow withheld to fund capital expenditures, Reclamation Fund and debt repayment.

INFORMATION CONCERNING PROVIDENT
ENERGY TRUST, PROVIDENT ENERGY LTD. AND CERTAIN SUBSIDIARIES

Provident Energy Trust

Provident Energy Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties flows from Provident and Provident Acquisitions L.P. to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty and interest payments (if applicable) and principal repayments on the Initial Notes, Acquisition Notes, Richland Notes and other notes issued by the Trust from time to time. Distributable income generated by the royalties, interest and principal repayments is then distributed monthly to the unitholders. Under the terms of the Trust Indenture the Trust is also entitled to:

•	invest in securities of Provident from time to time;

•	acquire the Initial Royalty and other royalties;

•	temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of Provident Energy Trust and paying amounts payable by Provident Energy Trust in connection with the redemption of any Trust Units and making distributions to Trust Unitholders;

•	acquire or invest in Subsequent Investments; and

•	pay the costs, fees and expenses associated with or incidental to the foregoing.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Provident Unit represents an equal fractional undivided beneficial interest in any distribution from Provident Energy Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Provident Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of, Provident Energy Trust in the event of the termination or winding-up of Provident Energy Trust. All Provident Units of Provident Energy Trust shall rank among themselves equally and rateably without discrimination, preference or priority. Each Provident Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require Provident Energy Trust to redeem any or all of the Provident Units held by such holder (see “Redemption Right”) and to one vote at all meetings of holders of Provident Units for each Provident Unit held. Holders of Provident Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of Provident Energy Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units, shall not be entitled to any distributions of any nature whatsoever from Provident, shall be entitled to such number of votes at meetings of holders of Provident Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Provident Units, the Special Voting Units shall not confer upon the holders thereof any other rights. As of March 31, 2003, there were two Special Voting Units issued and outstanding.

Convertible Debentures

The Trust has issued $64,410,000 aggregate principal amount of convertible unsecured subordinated debentures (the “Debentures”). The Debentures mature on May 15, 2007 and bear interest at a rate of

10.5% per annum, payable semi-annually in arrears on May 15 and November 15 in each year. The Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of May 15, 2007 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $10.70 per Trust Unit, subject to adjustment in certain circumstances. After May 15, 2005 and prior to maturity, the Trust may redeem the Debentures in whole or in part from time to time at a price of $1,050 per Debenture from May 15, 2005 until May 15, 2006 and at a price of $1,025 per Debenture thereafter until maturity, in each case plus accrued and unpaid interest. On redemption or maturity of the Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the Debenture holder. As of March 31, 2003, there was $62,380,500 aggregate principal amount of Debentures outstanding.

Meetings of holders of Trust Units

The Trust Indenture provides that meetings of holders of Provident Units must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of certain amendments to the Trust Indenture, to assign, transfer or dispose of the Initial Royalty as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of holders of Provident Units will be called and held annually for, among other things, the election of the directors of Provident and the appointment of the auditors of the Trust.

Holders of Provident Units may attend and vote at all meetings of holders of Provident Units either in person or by proxy and a proxy holder need not be a holder of Provident Units. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Provident Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Provident Units equivalent in number to the votes attaching to such Special Voting Units.

Termination of the Trust

The holders of Provident Units may vote to terminate Provident Energy Trust at any meeting of the holders of Provident Units duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the Provident Units; (b) a quorum of 50% of the issued and outstanding Provident Units is present in person or by proxy; and (c) the termination must be approved by Provident Special Resolution.

Unless Provident Energy Trust is terminated or extended by vote of the holders of Provident Units earlier, the Trustee shall commence to wind-up the affairs of Provident Energy Trust on December 31, 2099. In the event that Provident Energy Trust is wound-up, the Trustee will sell and convert into money the Initial Royalty and other assets in one transaction or in a series of transactions at public or private sale and do all other acts as may be appropriate to liquidate assets and shall in all respects act in accordance with the directions, if any, of the holders of Provident Units in respect of termination authorized pursuant to the Provident Special Resolution authorizing the termination of Provident Energy Trust. In no event shall Provident Energy Trust be wound up until the Initial Royalty shall have been disposed of, and under no circumstances shall any holder of Provident Units come into possession of any interest in the Initial Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Initial Royalty and other assets together with any cash remaining in the Trust among the holders of Provident Units in accordance with their Pro Rata Share.

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to holders of Provident Units of record on the immediately preceding Distribution Record Date in amounts equal to all of the interest, royalty and dividend income of Provident Energy Trust, net of the Trust’s administrative expenses. In addition, holders of Provident Units may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Provident to the Trust on the Initial Notes, Acquisition Notes, Richland Notes and other notes issued by the Trust from time to time, as the case may be. It is anticipated however, that Provident Energy Trust will reinvest a portion of the repayments of principal on the Initial Notes and Acquisition Notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

Provident Energy Trust seeks to provide a stable stream of cash distributions, subject to fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, management fees, direct expenses of Provident Energy Trust, reclamation fund contributions, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by Provident Energy Ltd. on behalf of Provident Energy Trust.

Trust Unitholder Rights Plan

Pursuant to a Unitholder Rights Plan Agreement entered into between Provident Energy Trust and Computershare Trust Company of Canada on March 6, 2001, Provident Energy Trust has put in place a unitholder rights plan.

Purpose

The Unitholder Rights Plan is intended to address deficiencies, which Provident Energy Trust believes exist in current Canadian takeover bid legislation. The purpose of the Unitholder Rights Plan is to afford both the holders of Provident Units and Provident sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all holders of Provident Units have an equal opportunity to participate in any takeover bid.

Summary of the Unitholder Rights Plan

The following is a summary of the principal terms of the Unitholder Rights Plan, which is qualified in its entirety by the actual text of the Unitholder Rights Plan Agreement.

Issue of Rights

On the effective date of the Unitholder Rights Plan, one right (a “Right”) shall be issued and attached to each of the outstanding Provident Units and will attach to each Provident Unit that is subsequently issued. Initially, certificates representing Units also represent the Rights.

Rights Exercise Privilege

The Rights will separate from the Provident Units and will be exercisable, subject to action by Provident, 10 trading days (the “Separation Time”) after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Provident Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the Provident Units, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Provident and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Provident Units having an aggregate market price (as defined in the Unitholder Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholder Rights Plan currently sets at $30).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

After the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Provident Units.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made to all holders of Provident Units, other than the Acquiring Person;

(b)	the take-over bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Provident Units will be taken up or paid for pursuant to any take-over bid prior to the close of business on the date which is not less than 45 days following the date of the take-over bid and only if at such date more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(c)	the take-over bid contains an irrevocable and unqualified provision that unless the take- over bid is withdrawn, Provident Units may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Provident Units may be taken up and paid for and that any Provident Units deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(d)	the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which Provident Units may be taken up and paid for, more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited pursuant to the take-over bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Provident Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

Waiver and Redemption

Provident may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Provident Units, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Provident Units prior to the expiry of the takeover bid in respect of which the waiver is granted. Provident may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Provident Units within 10 days or such other period as may be specified by Provident.

At any time prior to the occurrence of a Flip-in Event, Provident may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

Trust Unit Option Plan

Provident Energy Trust has implemented a trust unit option plan (the “Trust Option Plan”). Under the Trust Option Plan, options to purchase a maximum of 5,000,000 Trust Units may be granted to employees, officers, directors and consultants to Provident Energy Trust and its subsidiaries. The Trust Option Plan will be administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

The number of Trust Units subject to options which may be granted from time to time under the Trust Option Plan shall not exceed 5,000,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Trust Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of Provident Energy Trust or Provident (or their advisors) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of Provident Energy Trust or Provident (or their advisors) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of Provident Energy Trust or Provident (or their advisors), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of the date of this Annual Information Form there are 2,980,319 options granted and outstanding under the Trust Option Plan.

The Initial Royalty

As owner of the Initial Royalty, the Trust is entitled, commencing January 1, 2002, to cash distributions in respect of royalty production income, being 13.5% of Provident’s gross revenue from its working interest in oil and gas properties owned as at March 6, 2001 less 13.5% of operating costs and facility usage costs. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Initial Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Initial Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Initial Royalty (to the extent allocable to Canadian Resource Property, as defined in the Tax Act) are allocable as to 86.5% to Provident and as to 13.5% to the Trust.

The Initial Royalty does not constitute an interest in land, and the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

The Subsequent Royalty

As owner of the Subsequent Royalty, the Trust is entitled, commencing May 1, 2001, to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Provident on account of or in respect of its credit facilities and any indebtedness of Provident owing to the

Trust; (ii) Provident’s share of operating costs and capital expenditures including amounts payable in respect of the Initial Royalty and Crown royalties; (iii) income taxes, capital taxes and other direct taxes of Provident; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses of Provident; (vi) acquisition costs of future oil and gas properties and related tangibles; and (vii) amounts required to be paid to the Trustee pursuant to the Trust Indenture. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from Provident, the Trust has an obligation (the “Deferred Purchase Price Obligation”) to pay Provident, as partial consideration for the Subsequent Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed to fund such costs and expenditures as may be designated by Provident.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Subsequent Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Subsequent Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Subsequent Royalty (to the extent allocable to petroleum and natural gas rights) less any amount payable in respect of the Initial Royalty shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to Provident.

Provident is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the “Reclamation Fund”). Provident currently funds this reserve at $0.25 per barrel of oil equivalent (converting gas to oil at 6:1) (in 2002 and prior -$0.20 per barrel of oil equivalent converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

The Subsequent Royalty does not constitute an interest in land. Except upon the insolvency of Provident, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

Limitation on Non-Resident Trust Unitholders

Certain provisions of the Tax Act require that Provident Energy Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are NonResidents. Trust Unitholders may be required to provide to the Trustee a declaration (a “Residence Declaration”) specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Trust Units then outstanding are or may be Non-Residents or such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Trust Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Trust Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust

Units and shall make any distribution in respect of such Trust Units by deposition such amount in separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of Provident Energy Trust certificates representing such Trust Units.

Redemption Right

Provident Units are redeemable at any time on demand by the holders thereof upon delivery to Provident Energy Trust of the certificate or certificates representing such Provident Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by Provident Energy Trust, the holder thereof shall only be entitled to receive a price per Provident Unit (the “Market Redemption Price”) equal to the lesser of: (i) 90% of the “market price” of the Provident Units on the principal market on which the Provident Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Provident Units are surrendered for redemption; and (ii) the “closing market price” on the principal market on which the Provident Units are quoted for trading on the date that the Provident Units are surrendered for redemption.

For the purposes of this calculation, “market price” will be an amount equal to the simple average of the closing price of the Provident Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Provident Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Provident Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Provident Units for each day that there was trading, if the market provides only the highest and lowest prices of Provident Units traded on a particular day. The “closing market price” shall be: an amount equal to the closing price of the Provident Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Provident Units if there was trading and the exchange or other market provides only the highest and lowest prices of Provident Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by Provident Energy Trust in respect of any Provident Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of holders of Provident Units to receive cash upon the redemption of their Provident Units is subject to the limitation that the total amount payable by Provident Energy Trust in respect of such Provident Units and all other Provident Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that Provident may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by Provident Energy Trust in respect of Provident Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) Provident Energy Trust distributing Initial Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption; or (ii) if Provident does not hold Initial Notes having a sufficient principal amount outstanding to effect such payment, by Provident Energy Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption, which promissory notes (“Redemption Notes”) shall have terms and conditions substantially identical to those of the Initial Notes.

If at the time Provident Units are tendered for redemption by a holder of Provident Units, the outstanding Provident Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Provident considers, in its sole discretion, provides representative fair market value price for the Provident Units or trading of the outstanding Provident Units is suspended or halted on any stock exchange on which the Provident Units are listed for trading or, if not so listed, on any market on which the Provident Units are quoted for trading, on the date such Provident Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Provident Units were tendered for redemption then such holder of Provident Units shall, instead of the Market Redemption Price, be entitled to receive a price per Provident Unit (the “Appraised Redemption Price”) equal to 90% of the fair market value thereof as determined by Provident as at the date upon which such Provident Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Provident Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Initial Notes or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Provident Units to dispose of their Provident Units. Initial Notes or Redemption Notes which may be distributed in specie to holders of Provident Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Initial Notes or Redemption Notes. Initial Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Provident Trustee

Computershare Trust Company of Canada is the initial trustee of Provident Energy Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Provident Units and issuing Provident Units pursuant thereto; (b) maintaining the books and records of Provident Energy Trust and providing timely reports to holders of Provident Units; and (c) paying cash distributions to holders of Provident Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of Provident Energy Trust and the holders of Provident Units and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee’s appointment is until the first annual meeting of holders of Provident Units. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the holders of Provident Units. The Trustee may resign upon 60 days’ notice to Provident Energy Trust. The Trustee may also be removed by Provident Special Resolution. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to Provident Energy Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by Provident or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Provident, or any other person to whom the Trustee has, with the consent of Provident, delegated any of its duties, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Provident to perform its duties under or delegated to it under the Trust Indenture or certain material contracts), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under this Indenture or certain material contracts, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of Provident Energy Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Provident Energy Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Provident Special Resolution. The Trustee may, without the approval of the Trust Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

•	ensuring Provident Energy Trust’s continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

•	ensuring that Provident Energy Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

•	ensuring that such additional protection is provided for interests of Trust Unitholders as the Trustee may consider expedient;

•	removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture or the Provident Royalties and any other agreement of Provident Energy Trust or any offering document pursuant to which securities of Provident Energy Trust are issued with respect to Provident Energy Trust, or any applicable law or regulations of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and

•	curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

Provident Energy Ltd.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties. Provident is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.

Delegation of Authority, Administration and Trust Governance

The board of directors of Provident has generally been delegated the significant management decisions of Provident Energy Trust. In particular, the Trustee has delegated to Provident responsibility for any and all matters relating to: (a) the redemption of Provident Units; (b) the acquisition of Subsequent Investments by the Trust and the negotiation of management agreements respecting Subsequent Investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSX or AMEX of the Provident Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a holder of Provident Units is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Provident Units or rights to Provident Units, including without limitation all matters concerning the adoption of any Unitholder Rights Plan; (d) the determination of any Distribution Record Date other than the last date of each calendar month; and (e) the determination of any borrowing under the Provident Trust Indenture. Holders of Provident Units are entitled to elect the board of directors of Provident pursuant to the terms of the Unanimous Shareholder Agreement.

Decision Making

The board of directors of Provident supervises the management of the business and affairs of Provident Energy Trust, including the business and affairs of Provident Energy Trust delegated to Provident. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount equal to 5% of the market capitalization of Provident Energy Trust; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, are made by the board of directors of Provident. In addition, the Trustee has delegated certain matters to the board of directors of Provident including all decisions relating to: (i) the issuance of additional Provident Units; and (ii) the determination of the amount of Distributable Cash. Any amendment to the Provident Royalties will require the approval of the board of directors of Provident on behalf of Provident Energy Trust. The board of directors of Provident generally holds regularly scheduled meetings to review the business and affairs of Provident and make any necessary decisions relating thereto.

Common Shares

All of the issued and outstanding common shares of Provident are held by the Trust. Each Provident Share entitles its holder to receive notice of and to attend all meetings of the shareholders of Provident and to one vote at such meetings. The holders of Provident Shares are, at the discretion of the board of directors of Provident and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. The holders of Provident Shares are entitled to share equally in any distribution of the assets of Provident upon the liquidation, dissolution, bankruptcy or winding-up of Provident or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Provident Shares.

Exchangeable Shares

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, the manager of the Trust and Provident, for consideration of $18.0 million payable by the issuance of 1,682,242 exchangeable shares of Provident. See “Information Concerning Provident Management Corporation” in this Annual Information Form. The exchangeable shares are held in escrow with a portion of such shares releasable each year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminated external management fees effective January 1, 2003.

The exchangeable shares are generally intended to represent an economic equivalent to the Trust Units that the Vendors would have received from the sale of the common shares of the Manager had they elected to receive Trust Units. Each exchangeable share is exchangeable for Trust Units on the basis of an exchange ratio, initially equal to one, subject to certain adjustments to reflect the cash distributions on the Trust Units. The exchangeable shares have substantially similar attributes to the exchangeable shares issued by PAI in connection with the acquisition of Meota.

Notes

From time to time, Provident has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust. Cash flow from Provident’s producing properties distributed from Provident to the Trust includes interest payments (if applicable) and principal repayments on the various notes held by the Trust. The following summary of the material attributes and characteristics of the various notes outstanding does not purport to be complete and is qualified in its entirety by reference to the provisions of the note indentures under which such notes have been issued, which contain a complete statement of such attributes and characteristics.

Initial Notes

The Initial Notes were unsecured with interest from the date of issue at 12% per annum. The Initial Notes represented unsecured debt obligations of Provident and ranked pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt.

The Initial Notes were issued in connection with the Founders Arrangement pursuant to the Founders Note Indenture and were repaid in full in 2002.

Acquisition Notes

The Acquisition Notes are unsecured, bear no interest and are payable in whole or in part upon demand. The Acquisition Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. Provident may prepay all or any part of the outstanding principal of the Acquisition Notes without notice or bonus.

The Acquisition Notes were issued in connection with the Maxx Arrangement pursuant to the Maxx Note Indenture.

Richland Notes

The Richland Notes are unsecured, bear no interest and are payable in whole or in part upon demand. The Richland Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. Provident may prepay all or any part of the outstanding principal of the Richland Notes without notice or bonus.

The Richland Notes were issued in connection with the Richland Arrangement pursuant to the Richland Note Indenture.

Dividend Record And Policy

No dividends have been paid on the Provident Shares. Any decision to pay dividends on the Provident Shares in the future will be made by the board of directors of Provident on the basis of Provident’s earnings, financial requirements and other conditions existing at the time.

Provident Holdings Trust and Provident Acquisitions L.P.

Provident Acquisitions L.P. holds certain southeast Alberta properties acquired on May 1, 2002. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form. Provident Holdings Trust is managed by Provident. The general partner of Provident Acquisitions L.P. is Provident. Provident Acquisitions L.P. has granted a royalty to the Trust entitling the Trust to 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident Acquisitions L.P. after certain cost expenditures and deductions.

Provident Acquisitions Inc.

PAI holds certain southern Alberta and Southwest Saskatchewan properties that were acquired through the purchase of Meota. PAI is managed by Provident and has 67% interest in 10101150 Saskatchewan Ltd. and a 0.00001% interest in Meota (2000) Partnership. PAI has granted a royalty to the Trust entitling the Trust to a 99% cash flow from all present and future oil and gas properties and related tangibles owned by PAI after certain cost expenditures and deductions.

On October 1, 2002, PAI issued 5,585,136 million exchangeable shares as partial consideration for the acquisition of Meota. The exchange ratio for the exchangeable shares for the period October 1 to November 14, 2002 was initially equal to one Trust Unit for one exchangeable share and is increased on each date a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is exchanged, at the option of the holder, into Trust Units. On January 15, 2004, all remaining exchangeable shares will be automatically exchanged for Trust Units, subject to extension at the option of the Trust.

Exchangeable Share Provisions

The following is a summary description of the material provisions of the PAI exchangeable shares:

Ranking

The exchangeable shares rank prior to any common shares of PAI and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of PAI.

Dividends

Holders of exchangeable shares are entitled to receive dividends if, as and when declared by the board of directors of PAI. PAI does not anticipate that any dividends will be declared in respect of the exchangeable shares; however the board of directors of PAI has the right in its sole discretion to do so.

Certain Restrictions

PAI will not, without obtaining the approval of the holders of the exchangeable shares as set forth below under the sub-heading “Amendment and Approval”:

(a)	pay any dividend on the common shares of PAI or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in common shares of PAI or any other shares ranking junior to the exchangeable shares;

(b)	redeem, purchase or make any capital distribution in respect of the common shares of PAI or any other shares ranking junior to the exchangeable shares;

(c)	redeem or purchase any other shares of PAI ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or

(d)	issue any shares other than exchangeable shares, common shares of PAI and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends or on any liquidation distribution.

Liquidation of PAI

In the event of the liquidation, dissolution or winding-up of PAI or any other proposed distribution of the assets of PAI among its shareholders for the purpose of winding up its affairs, a holder of exchangeable shares will be entitled to receive for each exchangeable Share on the effective date of such liquidation, dissolution, winding-up or other distribution (the “Liquidation Date”) an amount equal to the value of that number of Trust Units equal to the Exchange ratio as at that Liquidation Date (the “Liquidation Amount”), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

On or after the Liquidation Date, a holder of exchangeable shares may surrender certificates representing such exchangeable shares, together with such other documents as may be reasonably required to effect a transfer of the exchangeable shares, to PAI’s registered office or the office of the exchangeable shares Transfer Agent. Upon receipt of the certificates and other documents and subject to the exercise by the Trust, Provident or any subsidiary of either the Trust or Provident of the Liquidation Call Right, PAI will deliver the Liquidation Amount to such holder at the address recorded in PAI’s security register or will hold the Liquidation Amount for pick-up by the holder at PAI’s registered office or the office of the exchangeable shares Transfer Agent, as specified by PAI in a notice to such holders.

Upon the occurrence of a liquidation, dissolution or winding-up of PAI, the Trust, Provident or any subsidiary of either the Trust or Provident will have the right to purchase all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by the Trust, Provident or any subsidiary of either the Trust or Provident) at a purchase price per exchangeable share equal to the Liquidation Amount (to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units having a value equal to the Liquidation Amount) and, upon the exercise of the Liquidation Call Right, the holders thereof will be obligated to sell such exchangeable shares to the Trust, Provident or any subsidiary of either the Trust or Provident, as applicable. The purchase by the Trust, Provident or any subsidiary of either the Trust or Provident of all of the outstanding exchangeable shares upon the exercise of the Liquidation Call Right will occur on the Liquidation Date.

The Liquidation Call Right may be exercised, at the election of Provident, by either the Trust, Provident or any subsidiary of either the Trust or Provident.

Upon the occurrence of an Insolvency Event, the Trustee on behalf of the holders of the exchangeable shares will have the right to require the Trust, Provident or any subsidiary of either the Trust or Provident to purchase any or all of the exchangeable shares then outstanding and held by such holders for the Liquidation Amount as described under the sub-heading “Voting and Exchange Trust Agreement —Optional Exchange Right”.

Automatic Exchange Right on Liquidation of the Trust

In the event of a Provident Liquidation Event, the Trust, Provident or any subsidiary of either the Trust or Provident will be required to purchase each outstanding exchangeable share (other than exchangeable shares held by the Trust, Provident or any subsidiary of either the Trust or Provident) and holders of exchangeable shares will be required to sell the exchangeable shares held by them at the fifth business day prior to the effective date of the Provident Liquidation Event, by exchanging, for each exchangeable Share held by such holder, that number of Trust Units equal to the Exchange ratio as at the sixth business day prior to the effective date of the Provident Liquidation Event. Fractional Trust Units will not be issued. Any amount payable in respect of an exchangeable share in the event of a Provident Liquidation Event that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Upon a holder’s request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instrument of transfer as PAI may reasonably require, the Trust will deliver to such holder certificates representing the number of Trust Units to which that holder is entitled to receive as at that date.

Retraction of exchangeable shares by Holders

Subject to the Retraction Call Right described below, a holder of exchangeable shares is entitled at any time to require PAI to redeem any or all of the exchangeable shares held by such holder for a retraction price per exchangeable share equal to the value of that number of Trust Units equal to the Exchange ratio as at the Retraction Date (the “Retraction Price”), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Holders of the exchangeable shares may request redemption by presenting to PAI or the exchangeable shares Transfer Agent a certificate or certificates representing the number of exchangeable shares the holder desires to have redeemed, together with a duly executed Retraction Request and such other documents as may be reasonably required to effect the redemption of the exchangeable shares. The redemption will become effective five business days after the date on which PAI or the exchangeable shares Transfer Agent receives the Retraction Request from the holder.

When a holder requests PAI to redeem the exchangeable shares, the Trust, Provident or any subsidiary of either the Trust or Provident will have an overriding right (the “Retraction Call Right”) to purchase on the Retraction Date all but not less than all of the exchangeable shares that the holder has requested PAI to redeem at a purchase price per exchangeable share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units having a value equal to the Retraction Price.

At the time of a Retraction Request by a holder of exchangeable shares, PAI will immediately notify the Trust, Provident or a subsidiary of either the Trust or Provident. The Trust, Provident or a subsidiary of either the Trust or Provident must then advise PAI within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder’s exchangeable shares will neither be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident, nor be redeemed by PAI. If the holder does not revoke his or her Retraction Request, the exchangeable shares that the holder has requested PAI to redeem will on the Retraction Date be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident or redeemed by PAI, as the case may be, in each case at a purchase price per exchangeable share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

If, as a result of solvency provisions of applicable law, PAI is not permitted to redeem all exchangeable shares tendered by a retracting holder, PAI will redeem only those exchangeable shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any exchangeable shares not redeemed by PAI will be deemed to have required the Trust to purchase such unretracted exchangeable shares in exchange for Trust Units on the Retraction Date pursuant to the optional Exchange Right.

Redemption of exchangeable shares

Subject to applicable law and the Redemption Call Right, PAI:

(a)	will, on January 15, 2004 (the “Automatic Redemption Date”), redeem all but not less than all of the then outstanding exchangeable shares for a redemption price per exchangeable share equal to the value of that number of Trust Units equal to the Exchange ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the “Redemption Price”), to be satisfied by the delivery of that number of Trust Units;

(b)	may, at any time when the aggregate number of issued and outstanding exchangeable shares is less than 10% of the number of exchangeable shares issued in connection with the Offer (as such number of shares may be adjusted as deemed appropriate by the board of directors of PAI to give effect to any subdivision or consolidation of or stock dividend on the exchangeable shares, any issuance or distribution of rights to acquire exchangeable shares or securities exchangeable for or convertible into or carrying rights to acquire exchangeable shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the exchangeable shares) (the “De Minimus Redemption Date” and, collectively with an Automatic Redemption Date, a “Redemption Date”), redeem all but not less than all of the then outstanding exchangeable shares for the Redemption Price per exchangeable share; and

(c)	will be deemed to have redeemed all but not less than all of the then outstanding exchangeable shares for the Redemption Price per exchangeable share immediately prior to the time when the trust unit purchase rights issued pursuant to the unitholder rights plan of the Trust (or pursuant to any successor or replacement rights plan) would separate from the Trust Units and become exercisable.

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

PAI will, at least 90 days prior to any Redemption Date, provide the registered holders of the exchangeable shares with written notice of the prospective redemption of the exchangeable shares by PAI, including the number of exchangeable shares PAI intends to redeem. On or after the date that such notice is provided, upon the holder’s presentation and surrender of the certificates representing the exchangeable shares and such other documents as may be required at the registered office of PAI or the office of the exchangeable shares Transfer Agent, PAI will deliver the Redemption Price to the holder at the address of the holder recorded in PAI’s security register or by holding the Redemption Price for pickup by the holder at the registered office of PAI or the office of the exchangeable shares Transfer Agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of exchangeable shares (other than the Trust) will not affect the validity of any redemption of exchangeable shares pursuant to such notice.

The Trust, Provident or a subsidiary of either the Trust or Provident have been granted a right (the “Redemption Call Right”), notwithstanding a proposed redemption of the exchangeable shares by PAI on the applicable Redemption Date, pursuant to the exchangeable share provisions, to purchase on any Redemption Date all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding exchangeable shares will be obliged to sell all such shares to the Trust, Provident or a subsidiary of either the Trust or Provident, as applicable. If either the Trust, Provident or a subsidiary of either the Trust or Provident exercises the Redemption Call Right, PAI’s right to redeem the exchangeable shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

Voting Rights

The holders of exchangeable shares shall not be entitled to vote exchangeable shares in respect of any matters concerning PAI.

Anti-Dilution

The number of Trust Units for which the exchangeable shares are exchangeable will, in addition to being adjusted from time to time to conform to the exchange ratio, be subject to adjustment in the event of:

(a)	the subdivision, consolidation or reclassification of the Trust Units or the declaration by the Trust of a distribution payable in Trust Units (or securities exchangeable for or convertible into Trust Units) (other than in the ordinary course);

(b)	the issue of rights, options or warrants to all or substantially all of the Trust Unitholders entitling them to subscribe for Trust Units or securities convertible or exchangeable, or carrying rights to purchase, into Trust Units at a price per Trust Unit of less than eighty- five percent of the then market price of such Trust Units; or

(c)	the issue, payment or distribution to all or substantially all of the Trust Unitholders of any assets (including evidence of indebtedness) or cash or other rights or securities if such issuance, payment or distribution does not constitute a distribution paid in the ordinary course or an event described in (a) or (b) above.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the exchangeable shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, Provident, or any of their subsidiaries and other affiliates) at a meeting of the holders of the exchangeable shares duly called and held at which holders of at least 20% of the then outstanding exchangeable shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than 10 days later) as may be determined at the original meeting and the holders of exchangeable shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the exchangeable shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the exchangeable share provisions, PAI has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to facilitate the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-resident Holders

Exchangeable shares have not been and will not be issued to a resident of any foreign country. Notwithstanding anything contained in the exchangeable share provisions, or the previous sentence, the obligation of the Trust, Provident or a subsidiary of either the Trust or Provident to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the exchangeable shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the exchangeable shares Transfer Agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such exchangeable shares.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to Computershare Trust Company of Canada, the Trustee, for the benefit of the holders (other than the Trust, Provident or a subsidiary of either the Trust or Provident) of the exchangeable shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the exchangeable shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an exchangeable share on the record date for any meeting at which Trust Unitholders are entitled to vote will be entitled to instruct the Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such exchangeable share is then exchangeable. The Trustee will exercise each vote attached to the special voting unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Trustee will send to the holders of the exchangeable shares the notice of each meeting at which the Trust Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Trustee by the Trust, the Trustee will also send to the holders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Trustee.

All rights of a holder of exchangeable shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder’s exchangeable shares for Trust Units.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the exchangeable shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Provident and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the exchangeable shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the exchangeable shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a)	an Insolvency Event; or

(b)	circumstances in which the Trust, Provident or a subsidiary of either the Trust or Provident may exercise a Call Right, but elect not to exercise such Call Right;

a holder of exchangeable shares will be entitled to instruct the Trustee to exercise the optional Exchange Right with respect to any or all of the Exchangeable shares held by such holder, thereby requiring the Trust, Provident or a subsidiary of either the Trust or Provident to purchase such exchangeable shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust, Provident or a subsidiary of either the Trust or Provident not to exercise a Call Right which is then exercisable by the Trust, Provident or a subsidiary of either the Trust or Provident, PAI and the Trust will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of exchangeable shares of such event or potential event and will advise the holder of its rights with respect to the optional Exchange Right.

The purchase price payable by the Trust, Provident or a subsidiary of either the Trust or Provident for each exchangeable share to be purchased under the optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the exchange ratio as at the last business day prior to the day of closing of the purchase and sale of such exchangeable share under the Exchange Right (the “Exchange Price”). Fractional Trust Units will not be issued. Any amount payable on account of the

Exchange Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

If, as a result of solvency provisions of applicable law, PAI is unable to redeem all of a holder’s exchangeable shares which such holder is entitled to have redeemed in accordance with the exchangeable share provisions, the holder will be deemed to have exercised the optional Exchange Right with respect to the unredeemed exchangeable shares and the Trust, Provident or a subsidiary of either the Trust or Provident will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust and Provident have agreed that:

(a)	the Trust and Provident will take all actions and do all things necessary to ensure that PAI is able to pay to the holders of the exchangeable shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of PAI, the Retraction Price in the event of the giving of a Retraction Request by a holder of exchangeable shares, or the Redemption Price in the event of a redemption of exchangeable shares by PAI; and

(b)	Provident will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of PAI.

The Support Agreement also provides that, without the prior approval of PAI and the holders of the exchangeable shares, the Trust will not distribute additional Trust Units or rights to subscribe therefor or other property or assets to all or substantially all of the Trust Unitholders, nor change the rights, privileges or other terms of the Trust Units, unless the same or an equivalent distribution on, or change to the exchangeable shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of exchangeable shares to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the exchangeable shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Provident is of the opinion that such amendments are not prejudicial to the interests of the holders of the exchangeable shares), the Support Agreement may not be amended without the approval of the holders of the exchangeable shares.

Under the Support Agreement, the Trust and Provident have agreed to not exercise any voting rights attached to the exchangeable shares owned by them or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of exchangeable shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of exchangeable shares will be issued in compliance with applicable securities laws in Canada.

INFORMATION CONCERNING PROVIDENT MANAGEMENT CORPORATION

The Manager

Prior to 2003, the principal business of the Manager was to provide administrative and management services to the Trust including the acquisition, exploitation, development and production of crude oil and natural gas from the properties. Pursuant to the provisions of the Management Agreement, the Manager provided certain management, administrative and support services to Provident Energy Trust and its affiliates, including those necessary: (a) to ensure compliance by Provident Energy Trust with continuous disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to holders of Provident Units all information to which holders of Provident Units are entitled under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of holders of Provident Units; (e) to determine the amounts payable from time to time to holders of Provident Units including Distributable Cash; and (f) to determine the timing and terms of future offerings of Provident Units, if any.

Provident Management Corporation is owned by Thomas W. Buchanan and Randall J. Findlay and was incorporated solely for the purpose of providing management, advisory and administration services to Provident and Provident Energy Trust.

Management Agreement

The Management Agreement had an initial term expiring on December 31, 2004. Subject to the Management Agreement, and any directions or restrictions imposed from time to time by the board of directors of Provident, Provident Management Corporation provided all management services and arranged for administrative and support services pertaining to Provident’s oil and natural gas properties, Provident, the Trust and all related services incidental thereto.

Provident Management Corporation was paid fees for providing such services.

Compensation

In its role under the Management Agreement as manager and administrator of Provident and Provident Energy Trust, Provident Management Corporation received the following fees:

(a)	a fee in an amount equal to 2% of Operating Cash Flow, such amount to be calculated as at the end of each calendar month or portion thereof if applicable and paid on the 15th day following any such calendar month or if such day is not a Business Day, on the next Business Day; and

(b)	a fee equal to 6% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a Business Day on the next Business Day.

Provident Management Corporation was not entitled to a fee in respect of acquisitions and dispositions. In addition, Provident Management Corporation had the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in (b) above in Provident Units at the Unit Market Price calculated as at the end of the relevant period.

In addition, Provident Management Corporation was entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by Provident Energy Trust and Provident, other than costs related solely to Provident Management Corporation. The salaries of Thomas W. Buchanan and Randall J. Findlay were not reimbursable but the costs of certain of the benefits and perquisites were reimbursable, subject to certain limits. The Management Agreement also provided that in most instances of termination, Provident Management Corporation was entitled to receive the management fees described herein and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods an amount equal to such management fees as would have been payable in respect of two complete Return Periods).

Acquisition of the Manager Shares

General

On November 22, 2002 the Trust, Provident, the Manager, Scimitar Energy Limited and Hastings Street Management Limited (the “Vendors”) entered into the Share Purchase Agreement pursuant to which Provident agreed to purchase all of the issued and outstanding Manager Shares in consideration of $18 million, payable by the issuance of an aggregate of 1,682,242 exchangeable shares at an agreed upon price of $10.70 per share, subject to certain adjustments. Each exchangeable share issued to the Vendors is exchangeable for Trust Units on the basis of an exchange ratio which takes into account the cash distributions on the Trust Units. On the date of issuance of the exchangeable shares, the exchange ratio was equal to one Trust Unit for each exchangeable share.

Share Purchase Agreement

In addition to providing for the purchase by Provident of all of the Manager Shares, the Share Purchase Agreement contained representations and warranties of each of Thomas Buchanan and Randall Findlay, the Vendors, Provident, the Manager and the Trust relating to status, capacity and related matters and where applicable, representations and warranties relating to the business, operations, assets and liabilities of the Manager. Each of the Vendors as well as Mr. Buchanan and Mr. Findlay gave representations as to the Vendors’ ownership and capacity to enter into and perform its obligations under the Share Purchase Agreement, the Manager’s financial statements and certain other matters concerning the Manager, including certain operational and financial representations and warranties. In most circumstances, the representations and warranties survive for two years after the closing date of the internalization transaction.

The Share Purchase Agreement provided, among other things, as a condition of closing that all regulatory approvals shall have been obtained, all matters to be completed by the parties must be completed and all necessary documentation must be entered into, including the entering into of the Escrow Agreements and such other documentation as may be reasonably required.

Escrow Agreements

The Share Purchase Agreement stated that it was a condition of proceeding with the internalization transaction that the Vendors enter into the Escrow Agreements. The escrow provisions resulted in all exchangeable shares issued pursuant to the Share Purchase Agreement being held in escrow. The number of Exchangeable shares held in escrow representing 25% of the initial underlying Trust Units to be issued to the Vendors are releasable per year beginning on June 30, 2003 and are also releasable in certain other limited circumstances.

The Escrow Agreements also provide for the monthly release from escrow of a number of exchangeable shares to account for the adjustment to the exchange ratio as a result of distributions paid on the Trust Units. The release of such exchangeable shares effectively releases to the Vendors the distributions paid on the Trust Units. The number of exchangeable shares to be released from escrow to account for such distributions on the Trust Units shall be determined by multiplying the number of exchangeable shares held by a Vendor on the last day of the month in question which have not been released from escrow or are not releasable from escrow by the difference between the exchange ratio in effect on the last day of the month in question and the exchange ratio in effect on the last day of the month immediately preceding the month in question and dividing the product thereof by the exchange ratio in effect on the last day of the month in question.

In the event of a change of control of the Trust or Provident, all exchangeable shares held in escrow will be released to the underlying holders. In addition, the Escrow Agreements provide for early release of the securities in the event of the death or disability of either Thomas Buchanan or Randall Findlay, or if either is terminated from their employment with Provident or any other subsidiary of the Trust without just cause. Securities held in escrow may be charged, pledged or encumbered, provided that the securities will remain in escrow pursuant to the terms of the Escrow Agreements.

In addition, the exchangeable shares held in escrow which have not been released or are not releasable from escrow at the applicable time will be subject to cancellation and forfeiture by Provident if the relevant individual voluntarily resigns from Provident or any other subsidiary of the Trust.

The escrow provisions and forfeiture provisions are intended to enhance alignment between management and Unitholder interests and to retain management.

Executive Employment Agreements

The Share Purchase Agreement provided, as a condition of closing of the internalization transaction, that Provident enter into Executive Employment Agreements with each of Mr. Buchanan and Mr. Findlay. Under the terms of the Executive Employment Agreements, each of Mr. Buchanan and Mr. Findlay receives an annual salary of $250,000 for the first year of services and thereafter as determined by the Board of Directors annually, provided that each annual determination shall not be less than the previous year’s annual salary. Mr. Buchanan and Mr. Findlay will also be entitled to a cash bonus of up to 50% of his annual salary in an amount determined by the Board of Directors based on certain established criteria. In addition, options to purchase 500,000 Trust Units will be granted to each of Mr. Buchanan and Mr. Findlay effective January 1, 2003. Such options will vest as to 1/3 immediately and 1/3 on each subsequent anniversary of the grant.

Each of Mr. Buchanan and Mr. Findlay will also receive and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Provident’s senior officers and executives.

In the event of a change of control or termination of employment for any reason other than cause, each of Mr. Buchanan and Mr. Findlay will receive two times the aggregate of his then current salary and the bonus paid to him in respect of the most recently completed financial year.

It has been agreed that each of Mr. Buchanan and Mr. Findlay will be nominated by the Board of Directors for a position as a director of Provident at each meeting of Unitholders at which directors of Provident are elected.

Other Matters

The Provident USA provided that the Manager was entitled to select two of the seven directors on the Board of Directors of Provident. The Provident USA was amended in order to enable Unitholders to select all of the members of the Board of Directors commencing at the annual meeting of Unitholders held in May 2003.

In order to provide long-term continuity of the services provided by the Manager, the Executive Employment Agreements of each of Thomas Buchanan and Randall Findlay provide that each will continue to be nominated by the Board of Directors as directors of Provident for the term of his Executive Employment Agreement.

Timing of the Internalization Transaction

The Internalization Transaction became effective on the closing date, January 17, 2003.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST AND PROVIDENT

The business and history of Provident, and its predecessor Founders, are detailed in the following discussion. This information provides relevant background to the growth of Founders and the decision to convert Founders into a cash distributing energy trust.

In 1997, Founders achieved significant production growth through an aggressive horizontal drilling program that focussed on exploiting certain southeast Saskatchewan oil properties that were acquired in March 1996. The use of three-dimensional seismic and horizontal drilling techniques resulted in nine successful horizontal oil wells in the Founders operated areas of Hartaven and Weir Hill. Exploration drilling during 1997 resulted in two successful deep exploratory Ordovician oil wells in the Hartaven area of southeast Saskatchewan. During 1997, Founders also increased its undeveloped land position by 48,325 net acres to total 60,816 net acres. Production volumes for 1997 averaged 1,762 barrels of oil equivalent per day.

In 1998, Founders realized significant gains in crude oil and natural gas production and reserves as a result of a significant multi-zone natural gas discovery at Pouce Coupe in northwest Alberta and the December 22, 1998 acquisition of Opal. Production volumes averaged 2,489 barrels of oil equivalent per day and undeveloped land holdings increased by 99,452 net acres to total 160,268 net acres. The acquisition of Opal ranked as Founders’ largest transaction at the time and provided Founders with a new Saskatchewan heavy oil core area in close proximity to Lloydminster as well as a natural gas prone core area in West Central Alberta. On a proven reserve basis the Opal acquisition provided 8.2 million barrels of oil equivalent of which 46 percent were natural gas and on a proven plus half probable basis, Founders acquired 10.2 million barrels of oil equivalent of which 48 percent were natural gas reserves. Opal was a value-driven acquisition that significantly enhanced Founders’ competitive position in the gas-prone area of West Central Alberta and provided Founders with a new core growth area for heavy oil in close proximity to Lloydminster.

In 1999, high debt levels, historically low crude oil prices and limited equity markets significantly impaired Founders’ growth objectives for the year. Early in 1999, management recognized the need to deal with Founders’ debt levels to improve Founders’ financial flexibility. Accordingly, to repay bank debt, a $15 million subordinated convertible debenture financing was completed in June 1999 and Founders commenced a program of identifying and selling $28.8 million of non-core assets throughout the year. These successful initiatives, coupled with drilling success during the second half of 1999, significantly improved the balance sheet and created a more flexible financial structure to allow Founders to aggressively compete in its core growth areas. In addition, during the third quarter of 1999, an extensive review was undertaken by management and the board of directors to evaluate and recommend strategic alternatives to maximize Founders’ potential. As a result of this process, Founders refocused and simplified its business strategy to create consistent growth in shareholder value through efficient use of capital and technical resources. Daily 1999 production volumes averaged 2,874 bpd of crude oil and natural gas liquids and 12.3 mmcfd of natural gas for a total oil equivalent production of 4,922 boed.

During 2000, Founders focused its activities in the two core areas of West Central Alberta and Lloydminster. During the year, Founders participated in the drilling of a total of 31 (27.3 net) wells, resulting in 22 (20.3 net) crude oil wells, six (4.9 net) gas wells and three (2.1 net) dry holes for an overall success rate of 90 percent. During 2000, a total of 18 wells were drilled in the Lloydminster heavy oil area with a 100 percent success rate. In the gas prone area of West Central Alberta, Founders drilled or participated in drilling nine (7.0 net) wells for an overall success rate of 67 percent. During 2000, daily production volumes averaged 2,440 bpd of crude oil and natural gas liquids and 10.6 mmcfd of natural gas for a total oil equivalent production of 4,208 boed compared to an average daily production rate of 4,922 boed in 1999. The reduction in daily production volumes for 2000 compared to 1999 is attributed to the sale of approximately 1,200 boed of annualized non-core production throughout 1999. Founders’ exit production for the year was slightly in excess of 4,300 boed.

During 2000, management believed that Founders, along with the vast majority of other junior E & P companies, was significantly undervalued by the market. As a result, Founders’ board of directors reviewed several options for the company with a view to increasing shareholder value. At this time, it was the collective view of the board of directors that the Western Canadian Sedimentary Basin had become largely a mature basin with an operating emphasis on exploitation. In reviewing appropriate structures for a maturing basin, management believed the trust structure was clearly the most suited structure for acquiring mid-life to mature assets and for harvesting and paying out the cash flow in a low risk, cost effective manner. The board of directors believed that a trust structure would maximize the financial return for the Founders’ shareholders through the creation of a yield-based investment that could take maximum advantage of the strong commodity prices and market fundamentals currently prevailing in the oil and gas sector.

On March 5, 2001, the shareholders of Founders approved the reorganization of Founders into Provident Energy Trust. The transaction, accomplished by way of a plan of arrangement resulted in the shareholders of Founders receiving one (1) trust unit in Provident in exchange for each three (3) common shares of Founders. As part of the transaction, Citicorp, the holder of the $15.0 million 7.5 percent subordinated secured convertible debenture due June 30, 2004, agreed to the early conversion and redemption of the debenture as part of the Founders Arrangement. The conversion of the debenture significantly improved Provident’s financial flexibility allowing the Trust to actively pursue quality acquisition opportunities. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form.

On May 25, 2001, the Trust and Provident completed the acquisition of the Maxx Shares pursuant to the Maxx Arrangement. The acquisition of Maxx increased the total number of Trust Units outstanding to 14,586,821 Trust Units. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form.

On August 29, 2001, the Trust completed a treasury and secondary offering of 2,435,500 trust units for gross proceeds of $26.425 million. On December 13, 2001, in conjunction with the acquisition of Richland, the Trust completed a treasury offering of 4,000,000 Trust Units for gross proceeds of $35.0 million.

On January 15, 2002, the Trust and Provident completed the Richland Arrangement. The acquisition of Richland increased the total number of Trust Units outstanding as at that date, to 32,179,546 Trust Units. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form.

On May 1, 2002, the Trust and Provident completed the acquisition of certain oil and gas properties located in southeast Alberta for a purchase price of approximately $72.0 million, payable in cash. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form. In conjunction with the acquisition of the oil and gas properties, the Trust completed a concurrent treasury offering of 3,900,000 Trust units and $64.41 million principal amount of 10.5% convertible unsecured subordinated debentures for gross proceeds of $103.8 million.

On October 1, 2002, the Trust, Provident and PAI completed the acquisition of all of the Meota common shares pursuant to a takeover bid circular. The acquisition of Meota increased the total number of Trust Units outstanding as at that date, to 51,851,921. See “Significant Acquisitions and Significant Dispositions” in this Annual Information Form.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Founders Arrangement

From the end of 1999 and throughout 2000, an extensive review was undertaken by management and the Board of Directors to evaluate Founders’ asset base and future growth prospects in relation to the current industry environment and to consider various strategic alternatives. As part of this review, it was determined that the Western Canadian Sedimentary Basin had become largely a mature basin with limited new growth potential. Finding costs have consistently trended upwards over the past few years indicating that large new quantities of oil and gas are becoming more difficult to find. Despite extremely strong commodity prices and fundamentals, the majority of junior Canadian exploration and production (“E&P”)

companies, including Founders, continued to trade at very low valuations making it difficult to acquire properties or companies or access growth capital without being extremely dilutive to shareholders. At the same time, the Canadian oil and gas trust sector was trading at much stronger valuations than the E&P sector and raised more than $700 million of new equity during 2000. In addition, many Canadian oil and gas trusts used their trust units as currency in completing more than $2 billion of corporate and property acquisitions in 2000 by the sector. After an extensive review of Founders’ asset base and detailed production and cash flow modeling, the Board of Directors concluded that the best alternative for maximizing shareholder value would be to convert Founders into an oil and gas trust.

The purpose of the Founders Arrangement was to convert Founders from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Trust Unitholders. The Founders Arrangement resulted in Founders Shareholders receiving Trust Units of Provident Energy Trust in exchange for their Founders Shares. The Founders Arrangement involved the following steps which were deemed to occur sequentially:

(a)	Founders’ existing shareholder rights plan was terminated and all rights issued thereunder were extinguished;

(b)	each issued and outstanding Founders Share was exchanged for Initial Notes, on the basis of one Initial Note for every three Founders Shares. In lieu of fractional Initial Notes, each holder of Founders Shares who would otherwise have received such fractional Initial Notes was paid an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (a) such fraction multiplied by (b) the product of (i) three and (ii) the average closing sale price per share of the Founders Shares on the TSX as reported in The Financial Post over the ten consecutive trading days ending on the third trading day prior to the effective date, resulting in the acquisition by Provident of all of the issued and outstanding Founders and the acquisition by holders of Founders Shares of Initial Notes;

(c)	each Initial Note was exchanged for one Trust Unit, resulting in the acquisition by Provident Energy Trust of all of the issued and outstanding Initial Notes and the acquisition by the former holders of Founders Shares of Trust Units;

(d)	Founders and Provident were amalgamated to form “Provident Energy Ltd.”; and

(e)	the Unitholder Rights Plan became effective.

In connection with the Founders Arrangement, all stock options immediately vested and became exercisable prior to the Founders Arrangement becoming effective. Any stock options not exercised at such time were cancelled. Founders has made a loan available to any employee, officer or director exercising options (including Randall J. Findlay and Thomas W. Buchanan) for a maximum term of three months from the date of the Founders Arrangement taking effect at an interest rate equal to the average commercial bank lending rate available to Provident. Any distributions on the Trust Units made to such employee, officer or director during that period will be applied to the loan amount due. Principal and accrued interest on the loans will be due and payable in full on the earlier of the due date of the loans or at the time of termination of employment.

Immediately following the Founders Arrangement, Provident granted the Initial Royalty to the Trust for consideration of $13.6 million, in exchange for a reduction of the principal amount owing by Provident under the Initial Notes.

The Founders Arrangement resulted in each shareholder ultimately receiving one Trust Unit for every three Founders Shares held with a cash payment in respect of any fractional interests. The Founders Arrangement also resulted in the termination of the shareholder rights plan of Founders and the adoption of the Unitholder Rights Plan containing substantially the same provisions as the shareholder rights plan.

The Board of Directors of Founders received an opinion dated January 29, 2001 from Scotia Capital Inc., its independent financial advisor, stating that, in its opinion, as of the date of such opinion, the Founders Arrangement was fair from a financial point of view, to the holders of Founders Shares.

Maxx Arrangement

On March 26, 2001, Provident, Maxx and the Trust entered into the Maxx Arrangement Agreement, which provided for implementation of the Maxx Arrangement pursuant to Section 186 of the ABCA. The Maxx Arrangement became effective on May 25, 2001. On May 25, 2001, each of the events below were deemed to occur in the following sequence without further act or formality:

(a)	each issued and outstanding Maxx Share was exchanged with Provident for Acquisition Notes on the basis of the Per Share Principal Amount of Acquisition Notes for every one Maxx Share;

(b)	the Acquisition Notes were exchanged with the Trust for Trust Units and/or cash, resulting in the acquisition by the Trust of all of the Acquisition Notes and the acquisition by holders of Acquisition Notes of Trust Units and/or cash on the basis of:

(i)	$7.00 cash for each Maxx Share for those Maxx shareholders that elected to receive all cash;

(ii)	$1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Units. This resulted in a total of $35.4 million in cash and 7,475,000 Trust Units being issued to acquire all of the issued and outstanding shares of Maxx;

(c)	Maxx and Provident were amalgamated and continued as one corporation, under the name “Provident Energy Ltd.”

In addition, Provident issued 19,600 Units to directors of Maxx holding share appreciation rights of Maxx pursuant to a letter agreement entered into between Provident and each such director.

Upon completion of the Maxx Arrangement, the Trust became the holder of all of the issued and outstanding Acquisition Notes.

Provident and Maxx each had three focused and matching core operating areas in the Lloydminster area of Alberta and Saskatchewan, south-east Saskatchewan and west central Alberta. The acquisition of Maxx resulted in financial and operational synergies due to the similar nature of operations and proximity of these properties. These synergies resulted in reduced general and administration expenses, operational cost reduction opportunities and the ability to access capital investment opportunities. As a result of the acquisition of Maxx, Provident’s daily average production increased from 4,800 barrels of oil equivalent per day to 12,500 boed, including 6,300 barrels of conventional heavy crude oil, 1,700 barrels per day of light crude oil, 800 barrels of natural gas liquids and 20.6 mmcfd of natural gas. Provident’s proven reserves increased by 167 percent from 10.6 Mboe to 28.4 Mboe and established reserves increased by 153 percent from 13.1 Mboe to 33.2 Mboe.

Richland Arrangement

On November 26, 2001, Provident, Richland, 961982 Alberta Ltd. (“Terraquest”) and the Trust entered into the Richland Arrangement Agreement, which provided for implementation of the Richland Arrangement pursuant to Section 186 of the ABCA. The Richland Arrangement became effective on January 16, 2002. Under the terms of the Richland Arrangement Agreement, Richland shareholders received 0.4 of a Trust Unit and one share of Terraquest for each issued and outstanding common share of Richland. Pursuant to the plan of arrangement, each issued and outstanding common share of Richland was exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of

Richland. As part of the Richland Arrangement, upon completion of the sale of certain assets of Richland (the “Terraquest Assets”) to Terraquest for common shares of Terraquest (“Terraquest Shares”), Richland redeemed all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Terraquest Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders was then exchanged for a note, which was immediately redeemed for 0.4 of a Trust Unit.

The Terraquest Assets sold by Richland to Terraquest as part of the Richland Arrangement were comprised of certain producing properties of Richland located in southern and northwest Alberta which represented production as at September 30, 2001 of approximately 200 boed, 426 mboe of proved reserves, 507 mboe of established reserves (defined as proved reserves plus 50% probable reserves) and 88,000 net acres of undeveloped lands and associated seismic data. Pursuant to the Richland Arrangement Agreement, Provident received gross overriding royalties on industry standard terms on certain of the Terraquest properties.

The Richland Arrangement received the Final Order approving the Plan from the Court of Queens Bench on January 16, 2002 following the approval of the Richland shareholders at a special meeting held on January 15, 2002 and Provident and Richland were then amalgamated, continuing as “Provident Energy Ltd.”. A total of 11,157,225 Trust Units were issued by the Trust to acquire all of the issued and outstanding shares of Richland. As part of the acquisition of Richland, Provident assumed Richland’s debt, net of working capital, of approximately $83 million.

Upon completion of the Richland Arrangement, the Trust became the holder of all of the issued and outstanding Richland Notes.

Following the Richland Arrangement, Provident’s daily average production increased to approximately 17,000 barrels of oil equivalent per day comprising of 40 percent natural gas, 33 percent cold conventional heavy oil and 27 percent light crude oil and natural gas liquids. The assets of Richland have diversified Provident’s production mix, which, prior to the Richland Arrangement, was weighted 55 percent to heavy oil. The Richland assets are close to Provident’s existing operations in west central Alberta and southeast Saskatchewan and provided a new core area in southern Alberta.

Southeast Alberta Property Acquisition

On March 26, 2002, Provident entered into an agreement of purchase and sale with the Canadian subsidiaries of a U.S. based exploration and production company providing for the acquisition by Provident of certain oil and gas properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. The right to acquire the Acquired Properties was subsequently assigned to Provident Acquisitions L.P. The acquisition of the Acquired Properties was effective April 1, 2002 and closed on May 1, 2002.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing approximately 3,600 boed. The assets are comprised primarily of high working interest, operated properties with year round operating access. The Acquired Properties met the Trust’s objectives of increasing cash available for distribution and net asset value on a per unit basis.

Meota Takeover

On August 13, 2002 Provident announced that PAI had agreed to acquire all of the issued and outstanding shares of Meota by way of a takeover bid. PAI successfully completed the acquisition of all of the issued and outstanding Meota shares on October 2, 2002. The offer for each share consisted of: (i) Cdn$4.60 cash, or (ii) 0.415 Trust Units, or (iii) 0.415 exchangeable shares of Provident Acquisitions Inc., or (iv) a combination thereof (subject to certain limitations).

The completion of the acquisition of Meota resulted in the payment of $27.1 million cash, the issuance of 14,517,184 Trust Units, and the issuance of 5,858,136 exchangeable shares of PAI.

The transaction added approximately 11,400 boe per day of natural gas weighted production from assets that generally overlapped Provident’s existing core areas, established a new core area in southwest Saskatchewan, increased the Trust’s proved developed producing, total proven and established reserves base and helped continue to diversify production base and mix. The transaction was 15 percent accretive to cash flow and neutral to net asset value, on a per unit basis. The Meota assets were comprised predominately of quality, operated, high-netback natural gas producing properties in established areas of operation.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Trust acquires and holds, directly or indirectly, interests in crude oil and natural gas properties in Western Canada. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty, interest and principal repayments on the Initial Notes and principal repayments on the Acquisition Notes, Richland Notes and other notes which the Trust may issue from time to time. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders. The Trust has no employees, while Provident currently has 106 employees and consultants at its head office location and 69 employees and contract operators located in several field offices within the core areas of Lloydminster, west central Alberta and southeast Saskatchewan.

Corporate Strategy

Provident’s strategy is focused on achieving a consistent level of monthly cash distributions to the Unitholders. To this end, Provident pursues a focused program of acquisition, development, exploitation, production and marketing of crude oil and natural gas in the Western Canadian Sedimentary Basin. Provident’s operations are currently located in three core areas of activity in west central Alberta, Lloydminster and southeast Saskatchewan. These areas generally offer low to medium risk development potential, a well developed operational infrastructure and year round access, all of which is ideally suited to a trust.

Provident will focus its development activities primarily in the Lloydminster heavy oil area where the company plans to develop low risk drilling opportunities which can be used to partially offset production declines. A consistent, disciplined commodity price risk management strategy will be employed by Provident, focussing on stabilizing monthly cash distributions to Unitholders. To this end, Provident plans to use both financial and physical contracts to reduce the volatility of oil and gas prices.

Provident will also pursue an aggressive acquisition strategy targeting both property and corporate acquisitions that are accretive to distributable cash flow and net asset value per Trust Unit. The Trust will pursue acquisitions which meet certain criteria including quality low-risk production with year round access and good operating infrastructure. This will minimize the risk of production downtime. Provident will pursue acquisitions that have a strong production component and where minimal capital is required to bring incremental production on stream. Where development potential exists, only those opportunities which are considered low risk will be undertaken by Provident, higher risk prospects or exploration opportunities will be either farmed out or sold.

Commodity Price Risk Management Program

Provident’s cash flow available for distribution to Unitholders is affected by fluctuations in commodity prices for both crude oil and natural gas, quality differentials for both heavy and medium grade crude oil, the Canadian/U.S. dollar exchange rate and interest rates. In order to manage the volatility inherent in these variables, Provident’s Board of Directors has adopted a Commodity Price Risk Management Program (the “Program”) that is administered by a Risk Management Committee comprised of certain members of senior management of Provident in consultation with Provident’s primary commodity marketing advisors. The Risk Management Committee is responsible for the following:

1.	development and communication of the commodity price risk management policies and procedures;

2.	development of strategic commodity price risk management guidelines under which physical or financial instruments are to be utilized and to strike a balance between risk exposure and the desired level of risk tolerance;

3.	development of parameters for market risk transaction volumes and other limits;

4.	authorization of specific financial and physical commodity and derivative instruments to be traded; and

5.	development of appropriate systems for recording, monitoring and reporting the results of the commodity risk management activity.

The Program is not intended to create incremental economic exposure to Provident. Instead, the Program serves to reduce the economic exposure of Provident to adverse market movements thus providing more stability of cash distributions to Unitholders.

Provident currently markets its crude oil production through various third party marketers and in some cases directly to refiners. There are numerous markets available to transact competitively priced commodity contracts for crude oil. Provident’s natural gas is generally sold on both the spot market and to aggregators. There are numerous markets available to transact competitively priced commodity price contracts for natural gas.

The following table summarizes the current Provident Commodity Price Risk Program as at March 31, 2003:

Year	Product	Volume	Terms	Effective Period

2003	Light Oil	1,000 bpd	Costless Collar WTI US$22.58 — US$26.00 per bbl	January 1 — December 31
		2,500 bpd	WTI US$24.01 per bbl	January 1 — December 31
		1,000 bpd	WTI US$25.05 per bbl	April 1 — June 30
		1,000 bpd	WTI US$24.31 per bbl	July 1 — September 30
		1,000 bpd	WTI US$23.82 per bbl	October 1 — December 31
	Heavy Oil	3,000 bpd	Cdn$18.90 per bbl wellhead(1)(2)	January 1 — December 31
		200 bpd	Cdn$22.50 per bbl wellhead	January 1 — April 30
		500 bpd	US$18.75 per bbl at Hardisty	April 1 — December 31
	Natural Gas(4)	27,500 GJpd	Cdn$4.77 per GJ	April 1 — October 31
		5,000 GJpd	Cdn$4.95 per GJ(3)	January 1 — December 31
		6,000 GJpd	Cdn$4.98 per GJ	January 1 — October 31
		10,000 GJpd	Costless collar Cdn$5.50 — $8.75 per GJ	November 1 — December 31
		10,000 GJpd	Costless collar Cdn$5.50 — $7.85 per GJ	November 1 — December 31
		5,000 GJpd	Costless collar Cdn$5.00 — $7.75 per GJ	April 1 — October 31
		5,000 GJpd	Costless collar Cdn$5.50 — $7.52 per GJ	April 1 — October 31
		10,000 GJpd	Costless collar Cdn$4.50 — $5.72 per GJ	April 1 — October 31
2004	Light Oil	2,000 bpd	WTI US$24.05 per bbl	January 1 — December 31
		500 bpd	WTI US$25.08 per bbl	January 1 — March 31

Year	Product	Volume	Terms	Effective Period

	Natural Gas(4)	10,000 GJpd	Costless collar Cdn$5.50 — $8.75	January 1 — March 31
		10,000 GJpd	Costless collar Cdn$5.50 — $7.85	January 1 — March 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Cdn/US dollar exchange rate contracts.

(2)	Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.70 for calendar 2004. The contracts are extendable at the option of the counter party.

(3)	Contract which, if extended, would require Provident to deliver 5,000 GJpd at Cdn$4.95 per GJ for calendar 2004. The contract is extendible at the option of the counter party.

(4)	Natural gas contracts are settled against AECO monthly index.

Principal Properties

The following are descriptions of Provident’s principal producing areas. All conversions of gas to oil are on a 6:1 basis.

Lloydminster, Alberta/Saskatchewan

Provident established the Lloydminster area of Saskatchewan as a core area through Founders’ acquisition of Opal in 1998. With the acquisition of Maxx in 2001, this area was expanded to include heavy oil properties in Alberta. In 2002, production from Lloydminster was approximately 6,310 bpd of heavy oil and 788 mcfd of natural gas. Lloydminster is currently producing approximately 6,902 boed, net to Provident. Based on the McDaniel Report, Provident has been assigned a total of 9,047 mbbls proved and 12,050 mbbls of established crude oil reserves. Natural gas reserves of 3.2 bcf proved and 3.5 bcf established have also been assigned to the area. At December 31, 2002 Provident had undeveloped land holdings of 59,000 net acres in the area.

Southern Alberta (Taber)

Provident established Southern Alberta as a core area with the acquisition of Richland in 2002, properties acquired from the Canadian subsidiaries of a U.S. based exploration and production company in 2002 as well as properties acquired with the Meota acquisition in 2002. In 2002, production from Southern Alberta was approximately 1,685 bpd of oil and natural gas liquids and 17,107 mcfd of natural gas. Southern Alberta is currently producing approximately 5,576 boed, net to Provident. Based on the McDaniel Report, Provident has been assigned a total of 48 bcf of proved and 57 bcf of established natural gas reserves. Crude oil reserves of 3,816 mbbls proved and 4,352 mbbls established have also been assigned to the area. At December 31, 2002 Provident had undeveloped land holdings of 82,000 net acres in the area.

Southwest Saskatchewan

Through the acquisition of Meota in 2002, Southwest Saskatchewan has been established as a core area. In 2002, production from Southwest Saskatchewan was approximately 384 bpd of oil and 978 mcfd of natural gas. Southwest Saskatchewan is currently producing approximately 1,817 boed , net to Provident. Based on the McDaniel Report, Provident has been assigned a total of 2,333 mbbls of proved and 2,793 mbbls of established crude oil reserves. Natural gas reserves of 6.0 bcf proved and 7.0 bcf of established have also been assigned to the area. At December 31, 2002 Provident had undeveloped land holdings of 109,000 net acres in the area.

Southeast Saskatchewan (Estevan)

The acquisitions of Maxx in 2001, Richland in 2002, combined with existing Provident assets, established Southeast Saskatchewan as a core area. In 2002, production from Southeast Saskatchewan was approximately 2,428 bpd of oil and 246 mcfd of natural gas. Southwest Saskatchewan is currently producing approximately 2,119 boed, net to Provident. Based on the McDaniel Report 5,559 mbbls of proved and 6,287 mbbls of established crude oil reserves have been assigned to the area. Natural gas reserves of 0.6 bcf proved and 0.7 bcf established have also been assigned to the area. At December 31, 2002, Provident had undeveloped land holdings of 6,000 net acres in the area.

West Central Alberta (Olds to Whitecourt)

The acquisition of Richland in 2002, combined with existing Provident assets obtained through Founders’ acquisition of Opal in 1998, established West Central Alberta as a core area. In 2002, production from West Central Alberta was 1,620 bpd of oil and natural gas liquids and 36,893 mcfd of natural gas. West Central Alberta is currently producing approximately 11,842 boed, net to Provident. Based on the McDaniel Report 111 bcf of proved and 124 bcf of established natural gas reserves have been assigned to the area. Crude oil reserves of 6,141 mbbls proved and 6,979 mbbls established have also been assigned to the area. At December 31, 2002, Provident had undeveloped land holdings of 185,000 net acres in the area.

Reserves

The oil, natural gas and NGL reserves of Provident as of January 1, 2003 have been evaluated by McDaniel & Associates Consultants Ltd. utilizing McDaniel January 1, 2003 pricing as set forth in the report prepared by McDaniel dated March 5, 2003 evaluating the oil, natural gas and NGL reserves relating to Provident as at January 1, 2003. McDaniel conducted evaluations based on both escalated and constant price assumptions of Provident’s oil, gas and NGL reserves and present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the McDaniel Report, are summarized in the tables below. The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by Provident and on McDaniel’s opinion of reasonable practice in the industry. Probable Reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash
Flows in Respect of Provident Based on Escalated Price Assumptions

	Company Gross Reserves(1)			Company Net Reserves(2)			Present Worth Value Discounted at

		Natural			Natural
		Gas	Natural		Gas	Natural
	Oil	Liquids	Gas	Oil	Liquids	Gas	0%	10%	12%	15%	20%

Escalated Prices	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	($000's)

Proved Reserves
Producing	18,891	2,175	146,042	16,249	1,541	112,848	642,669	484,865	463,581	435,664	397,402
Non-Producing	835	157	18,911	752	107	13,786	57,603	31,311	28,512	25,091	20,853
Undeveloped	4,785	59	4,517	4,346	49	3,660	44,666	31,507	29,630	27,130	23,633

Total Proved	24,511	2,390	169,470	21,347	1,696	130,295	744,938	547,682	521,723	487,885	441,888
Risked Probable	5,230	349	22,660	4,569	248	17,751	122,072	67,960	62,141	54,973	45,960
Additional(3)

Total Proved plus	29,741	2,739	192,130	25,916	1,944	148,046	867,010	615,642	583,864	542,858	487,848
Risked Probable(4)(5)

Notes:

(1)	“Gross Reserves” are the aggregate of Provident’s working interest and royalty interest reserves before deductions of royalties payable to others.

(2)	“Net Reserves” are the Gross Reserves less all royalties payable to others.

(3)	Probable Reserves and Present Worth Values reduced by 50% for risk.

(4)	The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $51.7 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $3.3 million (2002) and $26.3 million (2003).

(5)	May not add due to rounding.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash
Flows in Respect of Provident Based on Constant Price Assumptions

	Company Gross Reserves(1)			Company Net Reserves(2)			Present Worth Value Discounted at

		Natural			Natural
		Gas	Natural		Gas	Natural
	Oil	Liquids	Gas	Oil	Liquids	Gas	0%	10%	12%	15%	20%

Constant Prices	(Mbbl)	(Mbbl)	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcf)	($000’s)

Proved Reserves
Producing	18,917	2,174	146,044	16,072	1,533	112,820	946,842	684,337	650,356	606,235	546,580
Non-Producing	834	156	18,887	735	106	13,774	80,326	44,668	40,747	35,912	29,852
Undeveloped	4,797	59	4,517	4,232	49	3,660	85,141	60,554	57,068	52,431	45,967

Total Proved	24,548	2,389	169,448	21,039	1,688	130,254	1,112,310	789,559	748,171	694,578	622,400
Risked Probable Additional(3)	5,228	349	22,666	4,456	247	17,760	185,314	102,205	93,318	82,358	68,556

Total Proved plus Risked Probable(4)(5)	29,776	2,738	192,114	25,495	1,935	148,014	1,297,624	891,764	841,489	776,936	690,956

Notes:

(1)	“Gross Reserves” are the aggregate of Provident’s working interest and royalty interest reserves before deductions of royalties payable to others.

(2)	“Net Reserves” are the Gross Reserves less all royalties payable to others.

(3)	Probable Reserves and Present Worth Values reduced by 50% for risk.

(4)	The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $12.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $3.2 million (2002) and $7.1 million (2003).

(5)	May not add due to rounding.

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
January 1, 2003

					Edm.
		Edm.			Cond. &					US/CAN
	WTI	Light	Heavy	Alberta Ave	Natural	Edm.	Edm.	Edm.		Exchange
	Crude Oil	Crude Oil	Crude Oil	Natural Gas	Gasolines	Propane	Butanes	NGL Mix	Inflation	Rate
Year	$US/bbl(1)	$C/bbl(2)	$C/bbl(3)(6)	$C/mmbtu(4)	$C/bbl	$C/bbl	$C/bbl	$C/bbl(5)	(%)	$US/$C

Forecast
2003	26.00	39.60	27.60	5.15	39.60	24.10	26.10	27.90	2.0	0.640
2004	24.00	35.90	25.19	4.85	35.90	23.20	23.70	25.90	2.0	0.650
2005	22.90	33.70	22.78	4.65	33.70	22.00	22.20	24.40	2.0	0.660
2006	22.80	33.00	21.86	4.65	33.00	21.80	21.80	24.00	2.0	0.670
2007	23.30	33.20	21.83	4.65	33.20	21.80	21.90	24.10	2.0	0.680
2008	23.80	33.90	22.31	4.70	33.90	22.20	22.40	24.60	2.0	0.680
2009	24.30	34.60	22.78	4.80	34.60	22.70	22.80	25.10	2.0	0.680
2010	24.80	35.30	23.24	4.90	35.30	23.10	23.30	25.60	2.0	0.680
2011	25.30	36.00	23.70	5.00	36.00	23.60	23.70	26.10	2.0	0.680
2012	25.80	36.70	24.15	5.10	36.70	24.10	24.20	26.70	2.0	0.680
2013	26.30	37.50	24.70	5.20	37.50	24.60	24.70	27.20	2.0	0.680
2014	26.80	38.20	25.14	5.30	38.20	25.00	25.20	27.70	2.0	0.680
2015	27.30	38.90	25.58	5.40	38.90	25.50	25.60	28.20	2.0	0.680
2016	27.80	39.60	26.02	5.50	39.60	25.90	26.10	28.70	2.0	0.680
2017	28.40	40.40	26.55	5.60	40.40	26.40	26.60	29.30	2.0	0.680

					Edm.
		Edm.			Cond. &					US/CAN
	WTI	Light	Heavy	Alberta Ave	Natural	Edm.	Edm.	Edm.		Exchange
	Crude Oil	Crude Oil	Crude Oil	Natural Gas	Gasolines	Propane	Butanes	NGL Mix	Inflation	Rate
Year	$US/bbl(1)	$C/bbl(2)	$C/bbl(3)(6)	$C/mmbtu(4)	$C/bbl	$C/bbl	$C/bbl	$C/bbl(5)	(%)	$US/$C

2018	29.00	41.30	27.17	5.70	41.30	27.00	27.20	29.90	2.0	0.680
2019	29.60	42.20	27.79	5.85	42.20	27.60	27.80	30.60	2.0	0.680
2020	30.20	43.00	28.30	5.95	43.00	28.10	28.40	31.20	2.0	0.680
2021	30.80	43.90	28.90	6.10	43.90	28.80	28.90	31.90	2.0	0.680
2022	31.40	44.70	29.40	6.20	44.70	29.30	29.50	32.50	2.0	0.680
Thereafter	31.40	44.70	29.40	6.20	44.70	29.30	29.50	32.50	0	0.680

Notes:

(1)	West Texas Intermediate at Cushing Oklahoma

(2)	Edmonton price for 40 API, 0.5% sulphur crude

(3)	Heavy crude oil 12 degrees at Hardisty Alberta

(4)	Alberta Average field price

(5)	NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

(6)	2002 and 2003 Heavy oil prices have been supplied by Provident

Constant Price Summary Schedule (at December 31, 2002)

West Texas Intermediate ($US/bbl)(1)	31.20
Corporate Avg Light Oil ($CDN/bbl)(2)	40.93
Corporate Avg Heavy Oil ($CDN/bbl)(2)	32.00
Corporate Avg Gas ($CDN/Mcf)(2)	5.99
Corporate Avg NGL ($CDN/bbl)(2)	38.14

Notes:

(1)	December 31, 2002 NYMEX close.

(2)	Provident estimate of corporate average price received on December 31, 2002.

The extent and character of ownership and all information related to revenues and expenses, forecast expenditures and other data were accepted by McDaniel as provided by Provident. Only direct field expenditures and incomes have been evaluated in the McDaniel Report. General and administrative expenses and incomes are not reported. McDaniel did not consider it necessary to complete a field inspection.

Reserve Reconciliation

		Proved			Established(2)

	Liquids(1)	Natural Gas	Boe	Liquids	Natural Gas	Boe
	(mbbls)	(mmcf)	(mboe)	(mbbls)	(mmcf)	(mboe)

Balance at January 1, 2002	17,297	32,182	22,661	21,531	38,852	28,007
Drilling additions	1,456	2,050	1,798	1,876	2,521	2,296
Acquisitions	16,803	168,926	44,957	18,899	188,395	50,299
Revisions	(2,968)	(5,609)	(3,903)	(4,015)	(7,722)	(5,302)
Dispositions	(1,149)	(7,568)	(2,411)	(1,273)	(9,406)	(2,841)
Production	(4,539)	(20,510)	(7,957)	(4,539)	(20,510)	(7,957)

Balance at January 1, 2003	26,901	169,470	55,146	32,480	192,130	64,501

Notes:

(1)	Includes oil and natural gas liquids.

(2)	Established reserves reduced by 50% for risk.

Drilling History

Provident drilled or participated in the drilling of the following wells for the following periods:

			For the Period
	For the Year Ended		March 6, 2001 to
	December 31, 2002		December 31, 2001

	Gross	Net	Gross	Net

Oil	43	36.5	19	18.1
Gas	6	1.8	4	0.7
Abandoned	—	—	—	—

Total	49	38.3	23	18.8

Oil and Natural Gas Wells

The following table summarizes, as at December 31, 2002, Provident’s interests in producing wells and in non-producing wells, which Provident believes are capable of commercial production of oil or natural gas. The stated interests are subject to landowners and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes.

	Producing Wells				Non-Producing Wells

	Oil		Natural Gas		Oil		Natural Gas

	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta
Lloydminster	205	197.9	—	—	107	101.4	2	1
West Central Alberta	37	19.4	71	51.3	15	8.4	47	25.2
Southern Alberta	151	109.9	208	178.1	99	60.9	171	134.8
Other Alberta	853	114.4	1,291	186.6	487	68.4	282	48.1

Total Alberta	1,246	441.6	1,570	416	708	239.1	502	209.1

Saskatchewan
Lloydminster	172	163.2	8	8	49	38.8	—	—
Southeast Saskatchewan	223	177.4	1	0.3	64	34.5	—	—
Southwest Saskatchewan	95	67.2	78	64.4	16	6.9	32	7.5
Other Saskatchewan	979	74.2	2	0.2	107	14.4	—	—

Total Saskatchewan	1,469	482	89	72.9	236	94.6	32	7.5

British Columbia	197	7.9	157	0.6	94	4.7	19	0.3

Total	2,912	931.5	1,816	489.5	1,038	338.4	553	216.9

Notes:

(1)	“Gross” wells mean the number of wells in which Provident has an interest and includes approximately 2,230 unitized wells.

(2)	“Net” wells means the aggregate numbers obtained by multiplying each gross well by Provident’s percentage interest therein and includes approximately 211.9 unitized wells.

Production History

The following table sets forth Provident’s working interest production of oil and natural gas, before deduction of royalties, for the following periods:

		For the Period
	For the Year Ended	March 6 to	For the Year Ended
	December 31, 2002	December 31, 2001	December 31, 2000

Crude Oil and NGL
Total net production (bbls)	4,539,140	2,148,586	893,040
Per day (bpd)	12,436	7,139	2,440
Natural Gas
Total net production (mcf)	20,510,445	4,747,364	3,892,776
Per day (mcfd)	56,193	15,772	10,636
Oil equivalent
Total net production (boe)	7,957,365	2,939,813	1,541,836
Per day (boed)	21,801	9,767	4,212

Land Holdings

The following table sets out Provident’s undeveloped land holdings(1) as at December 31, 2002.

	Gross Acres(2)	Net Acres(3)

Alberta	534,351	277,807
Saskatchewan	175,565	160,772
British Columbia	12,036	2,909

Total	721,952	441,488

Notes:

(1)	“Undeveloped land holdings” refers to those lands in which Provident has an interest and which have not been assigned reserves.

(2)	“Gross Acres” refers to the number of acres in which Provident has an interest.

(3)	“Net Acres” refers to the aggregate of the numbers obtained by multiplying each gross acre by Provident’s percentage interest therein.

Seaton Jordan, independent land consultants, evaluated Provident’s existing undeveloped land as at December 31, 2002 in the Seaton Jordan Report. The Seaton Jordan Report estimated the market value of these land holdings at $30.2 million.

Market value is defined as the price which Seaton Jordan, as independent consultants, given the conditions existing at December 31, 2002, believe could reasonably be expected to be received for these properties in a sale. In order to determine the market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

Capital Expenditures

The following table summarizes Provident’s capital expenditures for the following periods (in 000’s):

	For the Year	For the Period	For the Year
	Ended	March 6, 2001 to	Ended
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

Land Acquisitions	$388	$359	$4,799
Seismic	(12)	327	1,377
Drilling and Completions	12,288	5,696	15,649
Production Facilities	8,432	4,471	1,383
Other	884	126	295

Capital Expenditures, excluding acquisitions	21,980	10,979	23,503
Acquisitions	607,077	151,055	4,571
Dispositions	(11,157)	(1,421)	(1,027)

Total Capital Expenditures	$617,900	$160,613	$27,047

Production History, Prices Received and Capital Expenditures

The following table sets forth production data, production prices received and expenditures made by Provident for each quarter for the years ended December 31, 2002 and 2001.

	Three Months	For the Period	Three Months		Three Months		Three Months
	Ended	March 6 to	Ended		Ended		Ended
	March 31,	March 31,	June 30,		September 30,		December 31,

	2002	2001	2002	2001	2002	2001	2002	2001

Average Daily Production (before deduction
Crude oil (bpd)	8,859	2,937	11,044	4,769	11,723	8,399	13,937	7,744
Natural gas (mcfd)	36,111	11,155	48,648	14,914	47,728	18,324	91,766	15,373
NGLs (bpd)	850	235	800	479	903	639	1,558	485
Combined (boed)	15,728	5,031	19,952	7,733	20,581	12,093	30,789	10,792
Average Net Prices Received Crude Oil ($/bbl)	23.06	25.36	26.87	26.18	27.61	26.89	27.57	19.79
Natural gas ($/mcf)	4.35	9.45	4.52	6.07	4.29	4.61	5.06	4.65
NGLs ($/bbl)	21.17	44.12	27.06	38.24	29.78	31.24	33.82	23.18
Equivalent ($/boe)	24.12	37.81	26.98	30.23	26.98	27.32	29.25	26.64
Royalties ($/boe)(1)	4.79	6.20	5.23	5.34	5.76	4.84	6.04	3.10
Operating Expenses ($/boe)(2)	6.01	7.62	7.08	6.79	6.82	7.04	6.52	6.86
Cash Field Netback Received ($/boe)	11.55	23.99	14.67	18.10	14.40	15.44	16.68	11.90
Capital Expenditures (thousands of	5,675	2,206	79,684	42,423	(1,437)	2,793	33,367	4,505
dollars)(3)

Notes:

(1)	Royalties are net of ARTC.

(2)	This figure includes all field operating expenses.

(3)	Capital expenditures include acquisitions, net of dispositions for cash.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information was prepared in accordance with accounting principles generally accepted in Canada and highlights trends in Provident’s financial condition and results of operations for the year ended December 31, 2002, the period March 6, 2001 to December 31, 2001 and Founders’ financial condition and results of operations for the year ended December 31, 2000. Reference is made to the consolidated financial statements of the Trust contained in the Annual Report of the Trust, which information is hereby incorporated into this Annual Information Form by reference.

Annual Information

(000s except per unit or per share data)	2002 (365 days)	2001 (301 days)	2000 (365 days)

Gross production revenue	$207,823	$78,311	$49,226
Earnings (loss)	9,932	(46,855)	6,597
per trust unit or common share (1)	0.25	(3.39)	0.44
per fully diluted trust unit or common share (1)	0.22	(3.39)	0.34
Cash flow from operations	96,896	36,228	23,564
per trust unit or common share (1)	2.41	2.62	1.56
Total assets	855,225	185,893	99,841
Long-term debt (2)	187,200	35,600	40,287
Working Capital (Deficiency)	(15,681)	(1,862)	(3,371)
Unitholders’ equity	472,779	104,711	28,665

Notes:

(1)  The Founders per common share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000.

(2)  2000 includes a convertible debenture carried at $14,186,827. As part of the Founders Arrangement, Citicorp agreed to the early conversion and redemption of the debenture.

Quarterly Information (unaudited)

(in 000s except per unit data)	First	Second	Third	Fourth

2002
Gross production revenue	$31,641	$46,123	$48,191	$81,698
Earnings (loss)	1,339	1,177	229	7,187
per trust unit	0.04	0.03	0.01	0.12
per fully diluted trust unit	0.04	0.03	0.01	0.11
Cash flow from operations	15,324	22,642	22,631	36,299
per trust unit	0.51	0.63	0.61	0.63

	First (1)	Second	Third	Fourth

2001
Gross production revenue	4,946	21,267	30,390	21,708
Earnings (loss)	931	3,162	(36,707)	(14,241)
per trust unit	0.13	0.31	(2.38)	(0.80)
per fully diluted trust unit	0.13	0.31	(2.38)	(0.80)
Cash flow from operations	2,680	10,597	13,601	9,350
per trust unit	0.38	1.05	0.88	0.53

Note:

(1)	The first quarter was for the 26 day period from March 6, 2001 to March 31, 2001.

	First	Second	Third	Fourth

2000
Gross production revenue	$10,797	$10,464	$13,644	$14,321
Earnings (loss)	1,167	1,408	2,110	1,912
per trust common share (1)	0.24	0.27	0.42	0.39
per fully diluted common share (1)	0.18	0.21	0.33	0.30
Cash flow from operations	4,788	4,972	6,960	6,844
per common share, restated (1)	0.96	0.99	1.38	1.35

Note:

(1)	All per share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000 and the three to one share for unit consolidation on March 5, 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading “Management’s Discussion and Analysis” in the Annual Report of the Trust, which information is hereby incorporated into this Annual Information Form by reference.

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol PVE.UN and the AMEX under the symbol PVX. The Convertible Debentures of the Trust are listed and posted for trading on the TSX under the symbol PVE.DB.

The following table summarizes the Trust Unit trading activity for the year ended December 31, 2002 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4	YTD

TSE — PVE.UN (Cdn$)
High	10.70	11.33	11.44	11.03	11.44

Low	8.20	9.97	10.02	9.85	8.20
Close	10.55	11.05	10.80	10.75	10.75
Volume (000s)	16,563	11,330	11,546	12,524	51,963
AMEX — PVX (US$)
High	6.83	7.48	7.41	6.97	7.48
Low	5.17	6.34	6.75	6.35	5.17
Close	6.52	7.07	6.82	6.86	6.86
Volume (000s)	2,224	4,590	4,445	6,597	17,856

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of Provident, their principal position with Provident and their principal occupations. The Trust does not have any directors or officers. All of the persons listed above have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below:

			Number of Trust
Name and		Director of	Units Beneficially
Municipality of Residence	Principal Occupation	Provident Since	Owned or Controlled

G.D. Billing(2),(3) Chairman of the Board Calgary, Alberta	Chairman of the board of directors since March 6, 2001, and prior thereto, Senior Executive Officer of Founders Energy Ltd. from October 1999 to March 2001 and Executive Chairman, Superior Plus Inc., a propane marketing company, since 1998. Prior thereto, President and Chief Executive Officer of Norcen Energy Ltd., an oil and gas exploration and production company from 1994 to 1998.	2001	393,873

Thomas W. Buchanan Calgary, Alberta	Chief Executive Officer of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001. Prior thereto, President and Chief Executive Officer of Founders Energy Ltd. and Director of Hawk Oil Inc. from 1996 to October 1999.	2001	1,229,720 (4)

			Number of Trust
Name and		Director of	Units Beneficially
Municipality of Residence	Principal Occupation	Provident Since	Owned or Controlled

Randall J. Findlay DeWinton, Alberta	President of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001 and director of TransAlta Power L.P. from October 2000 to the present. Prior thereto, Senior Vice President of TransCanada Pipelines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from June 1998 to August 1999. From 1997 to 1998, President and Chief Executive Officer of Novagas Canada Ltd. and from 1995 to 1997, Executive Vice President of Novagas Clearinghouse.	2001	1,169,567 (4)

Bruce R. Libin(1),(3) Calgary, Alberta	Chairman and Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. Director of Maxx Petroleum Ltd. from December 2000 to May 25, 2001.	2001	35,192

M.H. (Mike) Shaikh(2),(3) Calgary, Alberta	President of M.H. Shaikh Professional Corporation (Chartered Accountants).	2001	40,048

Byron J. Seaman(1),(3) Calgary, Alberta	Independent businessman and private investor.	2001	38,735

Jeffrey T. Smith(2),(3) Calgary, Alberta	Independent businessman and private investor. Prior to 1998, Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration company.	2001	4,900

John B. Zaozirny(2),(3) Calgary, Alberta	Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital Corporation. Director and strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. Minister of Energy and Natural Resources for Alberta from 1982 to 1986, having been first elected as a Member of the Alberta Legislature in 1979.	2001	10,003

Notes:

(1)	Member of the Audit, Human Resources and Compensation Committee.

(2)	Member of the Governance, Environmental, Health and Safety Committee.

(3)	Member of the Reserves Committee.

(4)	Includes Trust Units issuable upon exchange of exchangeable shares of Provident held by such director at an exchange ratio of 1.03508.

The following is a brief description of the directors, senior officers and key management and consulting personnel of Provident.

Grant D. Billing

Chairman of the Board

Mr. Billing obtained a B. Sc. from the University of Calgary in 1971 and a Chartered Accountant designation in 1976. Mr. Billing has more than 25 years of senior management experience in the oil and gas industry. Since March 6, 2001, he has been Chairman of the Board of Provident and prior thereto, he was Executive Chairman of Founders from October 1999 to March 6, 2001 and a director since 1998. Mr. Billing is Chairman of the Board of Superior Plus and from 1998 to September 2000, was Chairman and Chief Executive Officer of Superior Plus. Prior to 1998, Mr. Billing was President and Chief Executive Officer of Norcen Energy Resources Limited from 1994 to 1998 and from 1992 to 1994 was President and Chief Executive Officer of Sceptre Resources Limited. Mr. Billing served as the Chairman of the Canadian Association of Petroleum Producers (“CAPP”) from 1995 to 1996 and was a director of CAPP from 1993 to 1994.

Thomas W. Buchanan

Chief Executive Officer and Director

Mr. Buchanan obtained a B.Comm from the University of Calgary in 1979 and a Chartered Accountant designation in 1981. He has over 19 years of senior financial and management experience primarily in the oil and gas industry. Mr. Buchanan has been Chief Executive Officer of Provident since March 6, 2001 and prior thereto he was Executive Vice President and Chief Financial Officer of Founders from October 1999 to March 6, 2001. Prior thereto, Mr. Buchanan was President and Chief Executive Officer of Founders since November 1993. Mr. Buchanan has been a director of Provident or its predecessor since 1993.

Randall J. Findlay

President and Director

Mr. Findlay obtained a B.Sc in Chemical Engineering from the University of British Columbia in 1973. He has more than 27 years of senior management experience in all aspects of the oil and gas industry. Mr. Findlay has been President of Provident since March 6, 2001 and prior thereto he was Executive Vice President, Chief Operating Officer and a director of Founders from December 1999 to March 6, 2001. He has been a director of TransAlta Power L.P. since October, 2000. Prior thereto he was Senior Vice President of TransCanada PipeLines Limited, President of TransCanada Midstream and President and Chief Executive Officer of TransCanada Gas Processing L.P. from 1998 to 1999. From 1995 to 1997 he held senior executive positions at Novagas Canada Ltd. as President and Executive Vice President of Novagas Canada Ltd. and Novagas Clearinghouse Ltd. Prior thereto, Mr. Findlay held several senior executive positions at exploration and production companies in the oil and gas industry.

Bruce R. Libin

Director

Mr. Libin was a director of Maxx from December 20, 2000 to May 25, 2001. Mr. Libin is also the President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company. He has been the Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively.

Byron J. Seaman

Director

Mr. Seaman is a private investor and co-owner of the Calgary Flames Hockey Club. Mr. Seaman holds a Bachelor of Science degree in Mechanical Engineering and an Honorary Doctorate in Science from the University of Saskatchewan. He has over 50 years of experience in the oil, gas and resource industries. Until 1990, he was Chairman of Bovar Inc., a public corporation that provides environmental waste management services, and continues to serve as a director of that company. Mr. Seaman has been a director of Provident or its predecessor since November 1994.

M.H. (Mike) Shaikh

Director

Mr. Shaikh is President of M.H. Shaikh Professional Corporation. Prior thereto, he was an associate of Shaikh & Shikaze, Chartered Accountants for 12 years. In the past five years, Mr. Shaikh has been an officer or director of the following public companies: Hawk Oil Inc., SPS Industries Ltd., Lodestar Energy Inc., Winstar Resources Ltd., Maramar Ventures Inc. and Spearhead Resources Ltd. Mr. Shaikh has been a director of Provident or its predecessor since September 1993.

Jeffrey Smith

Director

Mr. Smith was a director of Maxx from December 20, 2000 to May 25, 2001. Prior thereto, he was Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration and production company, since 1996.

Mark N. Walker

Vice President, Chief Financial Officer and Corporate Secretary

Mr. Walker obtained a Bachelor of Commerce degree from the University of Calgary in 1984 and a Certified Management Accountant designation in 1988. He has been Chief Financial Officer of Provident since March 2001, Vice President and Chief Financial Officer since May 2002 and Vice President, Chief Financial Officer and Corporate Secretary since June 2002. Prior thereto he held the positions of Chief Financial Officer and/or Controller of Founders from September 1996 to March 2001. From 1993 to August 1996 Mr. Walker held various financial and accounting positions at Sceptre Resources Limited.

Cameron Vouri

Vice President, Production Operations and Chief Operating Officer

Mr. Vouri obtained a Bachelor of Science (Petroleum Engineering) degree from New Mexico Institute of Mining and Technology in 1988. He as been Vice President and Chief Operating Officer of Provident since January 2003. Prior thereto he held the position of Vice President with Provident. Mr. Vouri held various senior management positions with Koch Exploration Canada, Ltd. from 1989 to 2000.

John B. Zaozirny, Q.C.

Director

Mr. Zaozirny is counsel to the law firm of McCarthy Tétrault and Vice-Chairman of Canaccord Capital Corporation. He is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta’s Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979. Mr. Zaozirny has been a director of Provident or its predecessor since April 1998.

Committees of the Board

The Board presently has three standing committees, being an Audit, Human Resources and Compensation Committee, a Governance, Environmental, Health and Safety Committee and a Reserves Committee. All of the members of the Audit, Human Resources and Compensation Committee, a Governance, Environmental, Health and Safety Committee committees are independent directors. All directors are members of the Reserves committee.

Audit, Environmental, Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consisting of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce Libin, and Mr. Byron Seaman. The functions of the Audit, Environmental Health and Safety Committee include the review and recommendation to the board of directors of the annual financial statements and related management’s discussion and analysis, and the review of the interim financial statements. The Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The Committee also reviews and makes recommendations to the board of directors on Provident’s internal control procedures and management information systems. The Committee discusses with the external auditors its independence from management and Provident, and it considers the compatibility of the external auditor’s non-audit services to Provident, vis-à-vis its independence.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident’s policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John Zaozirny (Chairman), Mr. Grant Billing and Mr. Jeffrey Smith. The Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the Committee assists the board of directors on corporate governance issues and in compiling the results of a directors’ questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

The Committee’s mandate also includes reviewing Provident’s human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management’s performance and reviewing and negotiating the Management Agreement. The Compensation Committee reviews the adequacy and form of directors’ compensation and makes recommendations designed to ensure that directors’ compensation adequately reflects the responsibilities of the board of directors. The Committee also administers the Trust Option Plan and makes recommendations to the board of directors respecting grants of options there under.

Reserves Committee

The Reserves Committee is comprised of independent members of the board of directors. All of the members of the Reserves Committee are “unrelated directors” in that each is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company (other than interests and relationships arising from shareholders). The Committee is responsible for ensuring that management has designed and implemented effective reserve programs, controls and reporting systems. The Committee’s mandate also includes reviewing the independent reserves evaluation of Provident, reviewing and approving any proposals to change the evaluating engineers and resolving any disputes that may arise between the evaluating engineers and management. The Reserves Committee communicates regularly with management to ensure that all reserve evaluations and reports have been properly handled and reported.

INFORMATION CONCERNING THE OIL AND GAS INDUSTRY

Canadian Government egulation

The oil and natural gas industry is subject to extensive controls and regulations, imposed by various levels of government. Outlined below are some of the more significant aspects of the relevant legislation and regulations. It is not expected that any of such controls and regulations will affect the operations of Provident in a manner materially different than they will affect other oil and gas companies of similar size.

Pricing and Marketing — Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts, which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing — Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Provident depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the Province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement (“NAFTA”) among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs, which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of $100 per m3 decreasing to 25 percent for prices above the royalty tax credit reference price of $210 per m3. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta), which took effect on September 1, 1993. The Environmental Protection and Enhancement Act (Alberta) imposes stricter environmental standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

RISK FACTORS

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

The Trust is a limited purpose trust, which will be entirely dependent upon the operations and assets of Provident through its ownership directly and indirectly, of the Provident Shares, the Initial Notes, the Acquisition Notes, the Richland Notes and other notes, which the Trust may issue from time to time, the Initial Royalty and the Subsequent Royalty. Accordingly, the Trust is dependent upon the ability of Provident to meet its interest and principal repayment obligations under the Initial Notes and its principal repayment obligations under the Acquisition Notes, the Richland Notes and other notes, which the Trust may issue from time to time, and to pay the Initial Royalty and the Subsequent Royalty. Provident’s income will be received from the production of oil and natural gas from Provident’s existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with Provident’s Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Provident to meet its obligations to the Trust may be adversely affected. Unitholders should consider carefully the information contained herein and, in particular, the following risk factors:

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which Provident has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Provident and will be used by Provident to improve its ability to find, develop and produce oil and natural gas.

Operations

Provident’s operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to property of Provident and others. Provident will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, Provident will have liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Provident to certain of its oil and gas properties. A reduction of the income from the Provident Royalties could result in such circumstances.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of Provident and price and demand are factors largely beyond its control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Provident may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas, which may be acquired or discovered by Provident, will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Provident currently has a credit facility of $255 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Provident or that additional funds can be obtained.

The lender has been provided with security over substantially all of the assets of Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell Provident’s oil and gas properties free from or together with the Provident Royalties.

Reserves

Although McDaniel and Provident have carefully prepared the reserve figures included herein such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Provident have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Provident or its oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Provident. Although Provident has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to Provident, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on Provident

Unitholders will be dependent on the management of Provident in respect of the administration and management of all matters relating to Provident’s oil and gas properties, the Provident Royalties, the Trust and Trust Units. Investors who are not willing to rely on the management of Provident should not invest in the Trust Units.

Depletion of Reserves

The Trust has certain unique attributes, which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of Provident’s oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Provident will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Provident’s initial production levels and reserves will decline.

Provident’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Provident’s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Provident’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units (through public offerings, the Trust’s premium distribution, distribution reinvestment and optional unit purchase plan or otherwise) become limited or unavailable, Provident’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Provident is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There can be no assurance that Provident will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner, which adversely affects Trust Unitholders. If the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the Trust Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Provident. The Trust Units represent a fractional interest in the Trust. The Trust Units will not represent a direct investment in Provident’s business. As holders of Trust Units,

Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.

The Trust’s primary assets will be the Initial Notes, the Acquisition Notes, the Richland Notes (and any other notes, which Provident may issue to the Trust from time to time), the Provident Royalties and the Provident Shares. The price per Trust Unit is a function of the anticipated Distributable Cash, the oil and gas properties of Provident and Provident’s ability to affect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Initial Notes or Redemption Notes, which may be distributed in specie to Trust Unitholders in connection with a redemption, will not be listed on any stock exchange and no established market is expected to develop for such Initial Notes or Redemption Notes. Cash redemptions are subject to limitations.

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder’s share of the Trust’s assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

Dependence on Provident

The Trust is an open-ended energy trust, which will be entirely dependent upon the operations and assets of Provident through the ownership of the Provident Shares, the Initial Notes, the Acquisition Notes, the Richland Notes and the Provident Royalties. Accordingly, the cash distributions to the Trust Unitholders will be dependent upon the ability of Provident to pay its interest obligations under the Initial Notes, to declare and pay dividends on the Provident Shares and to make payments under the Provident Royalties.

Regulatory Matters

Provident’s operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Conflicts of Interest

The directors and officers of Provident are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Provident may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA. The business of Provident is subject to other risks and matters, which are outside of their control.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Annual Information Form to the extent that a statement contained herein, or any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that is modified or superseded. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Annual Information Form.

The Trust will provide without charge to each person to whom this Annual Information Form is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the office of the Chief Executive Officer, Provident Energy Ltd., 700, 112 — 4th Street S.W., Calgary, Alberta T2P 0H3, telephone: (403) 296-2233.

ADDITIONAL INFORMATION

Principal Holders Of Trust Units

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Trust Units. As at May 7, 2003, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, 1,239,796 Trust Units or approximately 2.1 percent of the issued and outstanding Trust Units and 1,682,242 exchangeable shares of Provident Energy Ltd. representing 100% of the issued and outstanding exchangeable shares of Provident Energy Ltd. Each such exchangeable share of Provident held by such director or senior officer is exchangeable into Trust Units at the current exchange ratio of 1.03508. The directors and senior officers of Provident do not beneficially own, directly or indirectly, or exercise control or direction over any of the exchangeable shares of Provident Acquisitions Inc.

Requests For Information

Provident will provide to any person, upon request to the Corporate Secretary of Provident:

1.	when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities:

(a)	one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b)	one copy of the Financial Statements of the Trust for the completed financial year ended December 31, 2002, together with the accompanying report of the auditors thereon, as well as one copy of any interim financial statements of the Trust subsequent to December 31, 2002;

(c)	one copy of the Management Proxy Statement and Information Circular of the Trust dated March 31, 2003; and

(d)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required under paragraphs a, b, or c above; or

2.	at any time, one copy of any of the document referred to in paragraphs 1(a), (b), and (c) above, provided Provident may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

Additional information related to the remuneration of the Manager for the year ended December 31, 2002 and indebtedness of the directors and officers of the Manager and Provident, and the principal holders of Trust Units of the Trust, options to purchase Trust Units and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Statement and Information Circular of the Trust dated March 31, 2003, which relates to the Annual and Special Meeting of the unitholders of the Trust held on May 7, 2003. Additional financial information is provided in the Trust’s audited consolidated financial statements for the year ended December 31, 2002.

Additional copies of this Annual Information Form may be obtained from Provident. Please contact:

Mr. Thomas W. Buchanan Chief Executive Officer Provident Energy Ltd. 700, 112 — 4th Street S.W. Calgary, Alberta T2P 0H3

Telephone: Fax:	(403) 296-2233 (403) 261-6696

Copies of the Trust’s continuous disclosure documents are available on www.sedar.com.

SCHEDULE A

FINANCIAL STATEMENTS OF RICHLAND PETROLEUM CORPORATION

AUDITORS’ REPORT

To the Shareholder Richland Petroleum Corporation

We have audited the consolidated balance sheets of Richland Petroleum Corporation as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

“Collins Barrow Calgary LLP”

Chartered Accountants

Calgary, Alberta
February 22, 2002

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

Canadian Dollars (‘000’s)

As at December 31,	2001	2000

Assets
Current assets
Accounts receivable	$14,327	$21,326
Marketable securities	2	411

	14,329	21,737
Long-term investment	35	35
Property, plant and equipment (Note 3)	178,131	128,899

	192,495	150,671

Liabilities
Current liabilities
Accounts payable and accrued liabilities	22,060	18,555
Long-term debt (Note 4)	75,973	47,146
Provision for future site restoration	2,342	1,797
Future income taxes (Note 5)	25,875	20,193
Shareholders’ Equity
Share capital (Note 6)	58,968	59,690
Retained earnings	7,277	3,290

	66,245	62,980

	$192,495	$150,671

See accompanying notes to the financial statements.

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)

Canadian Dollars (‘000’s) except per share amounts

Years Ended December 31,	2001	2000	1999

Revenue
Net oil and gas sales	$65,532	$54,806	$27,923
Gain on sale of marketable securities	301	—	—

	65,833	54,806	27,923
Expenses
Production	13,159	11,243	6,396
General and administrative	3,889	2,597	2,758
Interest on long-term debt	4,343	3,079	1,936
Other interest	254	164	186
Write-down of marketable securities	—	—	188
Provision for future site restoration	651	555	399
Depletion and depreciation	32,524	20,799	13,902

	54,820	38,437	25,765

Income before taxes	11,013	16,369	2,158

Income and other taxes (Note 5)
Current taxes	2,507	—	—
Capital taxes	964	1,185	784
Future income tax (recovery)	3,555	8,119	(2,328)

	7,026	9,304	(1,544)

Net income for the period	3,987	7,065	3,702
Retained earnings (deficit) at beginning of period	3,290	(3,635)	(7,337)
Shares repurchased and cancelled (Note 6)	—	(140)	—

Retained earnings (deficit) at end of period	$7,277	$3,290	$(3,635)

Net income per share — basic and diluted (Note 8)	$0.15	$0.28	$0.17

See accompanying notes to the financial statements.

RICHLAND PETROLEUM CORPORATION CONSOLIDATED
STATEMENT OF CASH FLOWS

Canadian Dollars (‘000’s) except per share amounts

Years Ended December 31,	2001	2000	1999

Cash provided by operating activities
Net income for the period	$3,987	$7,065	$3,702
Add (deduct) non-cash items:
Write-down of marketable securities	—	—	188
Provision for future site restoration	651	555	399
Depletion and depreciation	32,524	20,799	13,902
Future income tax expense (recovery)	3,555	8,119	(2,328)
Other non-cash items	517	187	155

Cash flow from operations	41,234	36,725	16,018
Change in non-cash working capital	985	(439)	(581)

	42,219	36,286	15,437

Cash used in investing activities
Acquisition of subsidiary (Note 2)	—	—	(10,697)
Expenditures on property, plant and equipment	(47,456)	(38,143)	(18,547)
Acquisition of oil and gas properties	(34,666)	(11,867)	(1,588)
Disposition of oil and gas properties	1,265	1,520	10,841
Abandonment expenditures	(106)	(200)	(268)
Proceeds on disposal of marketable securities	710	203	—
Net change in non-cash investing working capital	8,847	(6,383)	(5,056)

	(71,406)	(54,870)	(25,315)

Cash provided by financing activities
Increase in long term bank debt	28,827	14,007	2,920
Issue of common shares, net of issue costs	360	4,577	6,958

	29,187	18,584	9,878

Decrease in cash	—	—	—
Cash beginning of period	—	—	—

Cash end of period	$—	$—	$—
Cash flow from operations per share — basic	$1.55	$1.45	$0.74
Cash flow from operations per share — diluted	$1.53	$1.44	$0.73

See accompanying notes to the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars, tabular amounts in ‘000’s — except share and per share amounts)

December 31, 2001 and 2000

1.	Significant accounting policies

(a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, Terraquest Inc., a company incorporated in the United States, and Coast Pacific RLP-97 Exploration Inc.

(b)	Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties, including applicable administrative expenses, are capitalized to cost centres (Canada and U.S.). The proceeds on disposition of petroleum and natural gas properties are deducted from capitalized costs, with no gain or loss calculated unless such disposal would alter the annual depletion rate by 20% or more.

(c)	Depletion and depreciation

Costs related to petroleum and natural gas properties are depleted and depreciated within cost centres on the unit-of-production basis, based on the Company’s share of total proven petroleum and natural gas reserves. Costs eligible for depletion and depreciation include total capitalized costs, less the cost of unproven properties, plus estimated future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproven properties are excluded from costs subject to depletion and depreciation until it is determined whether proven reserves are attributable to the properties or impairment occurs. Natural gas volumes are converted to equivalent barrels of crude oil on the basis of relative energy content, where six thousand cubic feet of gas equates to one barrel of oil.

The costs of corporate and other capital assets are depreciated at rates approximating their useful life on a declining balance basis of 20% per year.

(d)	Ceiling test

The Company applies a ceiling test to capitalized costs to ensure that these costs, net of future income taxes and estimated future site restoration costs, do not exceed the estimated value of future net reserves from the production of proven reserves plus the lower of cost or estimated fair market value of unproven properties, less estimated future administrative costs, future site restoration costs, financing costs and income taxes (“cost ceiling”). Future net revenues are based on prices in effect at year-end. Any required provisions are charged to income as additional depletion and depreciation expense.

(e)	Future site restoration costs

Estimated future site restoration and abandonment costs are charged against income, using the unit-of-production method. Costs are estimated by the Company’s engineers based on current regulations, costs, technology and industry standards. At December 31, 2001, Company engineers estimate this cost to be $6.4 million (2000 — $4.9 million).

(f)	Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for site restoration and abandonment costs and the ceiling test are based on estimates. These estimates include proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

(g)	Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year. Depletion and depreciation are translated at the same rate as the related assets. Gains or losses on translation are taken to income except for those relating to long-term monetary items, which are deferred and amortized over the remaining terms of the related items. The foreign subsidiary is integrated and translated using the temporal method as described above.

(h)	Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are made.

(i)	Future income taxes

Future income taxes are calculated using the liability method of tax allocation accounting. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those assets are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(j)	Hedging activities

The financial effect of crude oil and natural gas and currency hedging activities, which have been arranged to reduce the Company’s exposure to fluctuations in commodity prices and currencies, are reflected in net oil and gas sales when the related production is sold.

(k)	Joint ventures

Certain of the Company’s petroleum and natural gas exploration and production activities are conducted jointly with others. These financial statements include only the Company’s proportionate interest in such activities.

(l)	Marketable securities

Marketable securities are valued at the lower of cost and fair market value.

(m)	Stock based compensation plan

The Company has a stock-based compensation plan, which includes stock options, share appreciation rights and an employee stock purchase plan as described in Note 7.

(i)	No compensation expense is recognized when stock options are issued to officers, directors and employees. Any consideration received by the corporation on exercise of stock options is credited to share capital.

(ii)	The obligation created by the total number of share appreciation rights outstanding is amortized to income over the period the rights become vested. The cash paid in respect of exercised share appreciation rights reduces the obligation in the year the rights are exercised.

(iii)	Compensation expense is recognized when shares are issued under the employee stock purchase plan and an equal amount is charged to share capital. Shares are issued to employees at the market price of the Company’s shares at the time of purchase.

(n)	Long-term investment

The Company uses the cost method to account for its long-term investment, whereby the investment is recorded at its original cost and earnings are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the respective investment is stated at net realizable value.

2.	Business combinations

(a)	Effective April 20, 2001, the Company acquired all of the issued and outstanding shares of Coast Pacific RLP-97 Exploration Inc. (“Coast”) for $934,445 consisting of $35,000 cash and 180,000 common shares at $5.00 per share for total share consideration of $899,445.

The transaction has been accounted for using the purchase method with the results of Coast’s operations being included in the consolidated financial statements from April 20, 2001.

Consideration for the purchase consisted of:

Share capital issued	$899
Other costs	35

Total purchase price	$934

The purchase price was allocated entirely to property, plant and equipment.

(b)	Effective December 23, 1999, the Company acquired all of the issued and outstanding shares of Moxie Petroleum Ltd. (“Moxie”), for $15,942,343 consisting of $10,790,432 in cash and 1,595,019 common shares at $3.22 per share for total share consideration of $5,151,911.

The transaction has been accounted for using the purchase method with the results of Moxie’s operations being included in the consolidated financial statements from December 23, 1999.

Consideration for the purchase consisted of:

Cash	$10,590
Share capital issued	5,152
Other costs	200

Total purchase price	$15,942

The purchase price was allocated as follows:

Cash	$93
Investment in Moxie Exploration Ltd.	35
Property, plant and equipment	29,397
Non-cash working capital deficiency	(1,351)
Future site restoration	(47)
Long-term debt	(1,950)
Future income taxes	(10,235)

Total purchase price	$15,942

Moxie was amalgamated with the Company effective January 1, 2000.

3.	Property, plant and equipment

		Accumulated
		Depletion and	Net Book
December 31, 2001	Cost	Depreciation	Value

Petroleum and gas natural properties
- Canada	$308,214	$137,494	$170,720
- U.S	15,173	8,848	6,325
Corporate and other	2,920	1,834	1,086

Total	$326,307	$148,176	$178,131

		Accumulated
		Depletion and	Net Book
December 31, 2000	Cost	Depreciation	Value

Petroleum and gas natural properties
- Canada	$230,694	$109,446	$121,248
- U.S	11,270	4,602	6,668
Corporate and other	2,587	1,604	983

Total	$244,551	$115,652	$128,899

Costs of unproven petroleum and natural gas properties amounting to $23.1 million at December 31, 2001 (2000 — $17.4 million) have been excluded from the depletion calculation. Included in the cost of unproven petroleum and natural gas properties is $4.8 million (2000 — $1.3 million) related to U.S. properties.

General and administrative expenses capitalized amounted to $1.5 million at December 31, 2001 (2000 — $1.5 million; 1999 — $1.1 million) of a total of $5.4 million (2000 — $4.1 million; 1999 — $3.9 million) in general and administrative expenses. No interest has been capitalized.

At December 31, 2001, the cost centre ceiling, based on prices in effect at and calculated as described in note 1(d), of the U.S. petroleum and natural gas properties were less than the capitalized cost of those assets by $3,675,000. As a result, the Company wrote down petroleum and natural gas properties by $3,675,000. This amount is included in depletion and depreciation expense.

4.	Long-term debt

The Company has a demand revolving reducing credit facility with a Canadian chartered bank in the amount of $95 million at December 31, 2001 (2000 — $84 million). The facility may be drawn down or repaid at any time and bears interest at prime per annum provided the Company’s debt to annual cash flow is less than 3:1. If debt to annual cash flow is between 3:1 and 3.5:1, the facility will bear interest at prime plus 1% per annum, and if debt to annual cash flow exceeds 3.5:1, the interest rate increases to prime plus 1.25% per annum. Security pledged consists of a general security agreement and a $150,000,000 first floating charge debenture charging all Company assets. The bank also reserves the right to implement a fixed charge covering 60% of the borrowing base at its discretion. The bank does not foresee requesting repayment in the next fiscal year and consequently, the loan has been classified as long term.

5.	Income and other taxes

(a)	Income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 42.62% (2000 — 44.62%; 1999 — 44.62%) to income before income and other taxes as follows:

For the years ended	2001	2000	1999

Computed expected income taxes	$4,694	$7,304	$963
Increase (decrease) in income taxes resulting from:
Royalties and other payments to provincial governments,	8,609	7,637	2,759
net Resource allowance	(7,336)	(6,397)	(2,469)
Capital taxes	964	1,185	784
Reduction in tax rate	(1,126)	—	—
U.S. tax pools with no value	1,566	—	—
Adjustments due to federal tax assessments	—	(411)
Future tax recoveries	—	—	(3,500)
Other	(345)	(14)	(81)

	$7,026	$9,304	$(1,544)

(b)	The components of the future income tax liability are as follows:

For the years ended	2001	2000

Property, plant and equipment	$27,398	$22,544
Future site restoration	(998)	(802)
Attributed Canadian Royalty Income carryforward	(455)	(1,341)
Other	(70)	(208)

	$25,875	$20,193

U.S. tax pools approximating $3.7 million (2000 — $NIL) have not been recognized for accounting purposes.

6.	Share capital

Authorized

The Company’s authorized share capital consists of an unlimited number of voting Common Shares.

Issued

	2001		2000

	Number	Amount	Number	Amount

Balance at beginning of the year	26,386	$62,533	25,347	$59,109
Issued to effect business combination (Note 2)	180	899	—	—

Acquired and cancelled (Note 6[a])	(32)	(127)	(106)	(239)
Flow-through shares issued, net of tax cost of $2,131 (2000 - $1,785) (Note 6[b])	—	(2,131)	1,000	3,215
Stock options exercised (Note 7[a])	206	497	108	324
Issued for services pursuant to employee share purchase plan (Note 7[c])	37	145	37	124
Issue costs net of income taxes of $4 (2000 - $1,427)	—	(2,848)	—	(2,843)

Balance at end of the year	26,777	$58,968	26,386	$59,690

(a)	Effective October 12, 2001, the company commenced a normal course issuer bid under which it can purchase up to 1,300,000 of its Common Shares. As of December 31, 2001, the Company acquired 32,000 Common Shares at an average price of $3.97 per share. Effective September 6, 2000, the Company commenced a normal course issuer bid under which it can purchase up to 1,400,000 of its Common Shares until September 5, 2001. Under this bid, the Company acquired 106,000 Common Shares at an average price of $3.56 per share.

(b)	During 2000, the Company entered into agreements to issue 1,000,000 Common Shares as flow-through shares. A total of 1,000,000 shares were issued at a price of $5.00 per share. The tax adjustment related to these expenditures was made in 2001 as this is when the related expenditures were incurred.

7.	Stock-based compensation plans

At December 31, 2001, the Company has the following stock-based compensation plans, which are described below:

(a)	Employee fixed stock option plan

Under the employee fixed stock option plan, the Company may grant options to its employees, officers and directors for up to 2,500,000 Common Shares. Options granted under the plan have a term of seven years and vest evenly over a four-year period. The exercise price of each option equals the market price of the Company’s shares at the date of grant. At December 31, 2001, stock options were outstanding at prices ranging from $1.65 to $4.95 per share, expiring at various dates until August 2008.

A summary of the status of the Company’s fixed stock option plan as of December 31, 2001 and 2000 and changes during the years then ended is as follows:

	2001		2000

		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Outstanding at beginning of year	2,035	$3.05	1,666	$2.96
Granted	438	$3.70	665	$3.42
Exercised	(206)	$2.41	(108)	$3.00
Cancelled	(60)	$3.06	(188)	$3.56

Outstanding at end of period	2,207	$3.24	2,035	$3.05

Exercisable at end of period	860	$3.01	613	$2.75

Subsequent to December 31, 2001, all outstanding and unexercised options at January 15, 2002 were cancelled or otherwise terminated pursuant to the closing agreements between the Company and Provident Energy Trust (Note 13).

(b)	Share appreciation rights

On October 10, 2001, the Company cancelled the share appreciation rights plan and issued each right holder an equal number of stock options. The options were granted at an exercise price of $3.50 per share with vesting terms and conditions identical to the share appreciation rights. At the time the plan was cancelled, the market value of the Company’s shares was less than the exercise price of the share appreciation rights and as a result no amount was recorded as compensation expense.

The share appreciation rights entitled the holder to cash compensation equal to the difference between the value of the Common Shares at the date of the share appreciation right agreement (the “notional exercise price”) and the fair market value of the Company’s Common Shares on the date of exercise. The notional exercise price of each share appreciation right was $3.20 per Common Share. At December 31, 2000, there were 616,400 share appreciation rights outstanding and the cumulative share appreciation rights liability included in accounts payable was $277,000. During 2001, 315,400 (2000 — 60,000) rights were exercised for amounts totalling $438,000 (2000 — $57,300) and the remaining 301,000 rights were cancelled.

(c)	Employee share purchase plan

In accordance with the employee share purchase plan, the Company is authorized to match employees’ purchases under the plan from a minimum of 2% to a maximum of 5% of the employees’ regular gross earnings, through the issuance of Common Shares of the Company, for all full-time employees.

8.	Income and cash flow from operations per share

Diluted income per share is calculated using the treasury stock method, whereby it is assumed that proceeds on the exercise of stock options are used by the Company to repurchase Company shares at the weighted average market price during the year.

The Company has changed its policy for calculating diluted income per share effective January 1, 2001, to comply with new standards approved by the Canadian Institute of Chartered Accountants. The most significant change is that when calculating diluted income per share, under the new treasury stock method, it is assumed that proceeds received on the exercise of “in the money” stock options and warrants are used to repurchase Company shares at the weighted average market price during the year whereas under the old standard; the imputed earnings method; it is assumed that proceeds received on the exercise of stock options and warrants are invested to earn an assumed rate of return. The Company, effective January 1, 2001, also commenced calculating diluted cash flow from operations per share on a basis consistent with that described above.

The new standard has been applied retroactively with restatement and the effect of the change on current and prior years diluted income per share and diluted cash flow from operations per share as follows:

	Diluted income		Diluted cash flow from
	per share		operations per share

	Treasury	Imputed	Treasury	Imputed
	Stock	Earnings	Stock	Earnings

December 31, 2001	$0.15	$0.15	$1.53	$1.46
December 31, 2000	$0.28	$0.28	$1.44	$1.37
December 31, 1999	$0.17	$0.17	$0.73	$0.70

A reconciliation of the denominators for the per share calculations using the treasury stock method is outlined below:

	2001	2001	1999

Basic weighted average shares	26,676	25,399	21,536
Effect of dilutive stock options	361	182	69
Effect of convertible warrants	—	—	459

Diluted weighted average shares	27,037	25,581	22,064

There is no change to the numerator in the calculation of diluted income per share for any of the years.

9.	Supplementary cash flows disclosure

	2001	2000	1999

Interest paid	$4,653	$3,243	$2,122

Capital taxes paid	$985	$1,186	$784

10.	Risk management

(a)	Hedging activities

The Company enters into hedge transactions on crude oil, natural gas and exchange rates. The agreements entered into are forward financial transactions providing the Company with a range of fixed prices on the commodity sold. Net oil and gas sales for the year ended December 31, 2001 include losses of $1.8 million (2000 — $9.7 million; 1999 — $2.9 million) on these transactions. The fair market value of the hedge contracts equals the unrecognized gain (loss) as described below.

The following hedge transaction is outstanding at December 31, 2001:

	Notional	Strike		Unrecognized
Commodity	Volume	Price	Term	Gain (Loss)

			January 1, 2002 --
Natural Gas	3,000 GJ/day	$4.75/GJ	October 31, 2003	$2,038

The Company is exposed to credit risk, at December 31, 2001, in the amount of $2.0 million in the event of non-performance by counter parties to this transaction.

(b)	Physical commitments

The Company entered into fixed price contracts to deliver gas totalling 9,500 GJ/day at various prices. One of the contracts entered into is a commodity collar, which provides a minimum and maximum price for gas delivered based on the AECO-C one month spot. The following physical sales commitments are outstanding at December 31, 2001:

Physical
Commodity	Volume	Price	Term

Natural Gas	3,500 GJ/day	$6.22/GJ	January 1, 2001 -- October 31, 2002
Natural Gas	3,000 GJ/day	$5.20/GJ	November 1, 2001 -- October 31, 2003
Natural Gas	3,000 GJ/day	$6.00 to $8.55/GJ	November 1, 2001 -- October 31, 2002

All physical contract prices are based on an Alberta delivery point.

11.	Financial instruments

The fair value of all financial instruments with the exception of hedge transactions as disclosed in note 10(a), approximate their carrying values.

12.	Termination benefits

12.	During 1999, the Company restructured its administrative operations. Included in general and administrative expenses for 1999 are $480,000 of severance and related costs.

13.	Subsequent events

(a)	On November 26, 2001, the Company entered into a Plan of Arrangement with Provident Energy Trust (“Provident”) which provided that:

•	Provident will acquire all of the outstanding shares of the Company in exchange for units of Provident at a ratio of .4 Provident units for each Common Share of the Company.

•	Company shareholders will also receive, for each share of the Company held, one new share of a newly incorporated company (Terraquest Energy Corporation), which will hold certain Alberta exploratory and development properties previously held by the Company.

The Plan of Arrangement received shareholder and regulatory approval subsequent to December 31, 2001.

(b)	On January 15, 2002, the Company in conjunction with the sale to Provident, activated employment contract severance agreements with certain officers, directors and employees of the Company. Severance costs totalled $2.2 million and were paid out effective January 15, 2002.

(c)	Also in conjunction with the sale, the Company incurred approximately $2.2 million in costs related to shareholder information packages, professional fees, commissions and distribution costs.

(d)	On January 15, 2002, prior to the closing of the sale, certain officers and employees exercised 1,112,507 stock options at an average strike price of $2.88 for total proceeds to the Company of $3,201,000.

SCHEDULE B

SCHEDULE OF REVENUE AND EXPENSES FOR SELECTED PROPERTIES

AUDITORS’ REPORT

To the Board of Directors of Provident Energy Ltd.

At the request of Provident Energy Ltd., we have audited the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 among Provident Energy Ltd., Provident Energy Trust and the vendor of the selected properties for each of the years in the two year period ended December 31, 2001. This financial information is the responsibility of the vendor of the selected properties. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management of the vendor, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 for each of the years in the two year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Calgary, Canada
 March 25, 2002

Schedule of Revenue and Expenses for Selected Properties

For the Years Ended December 31,	2001	2000

Revenue	$45,970,908	$52,737,091
Royalties	9,786,151	11,152,695

	36,184,757	41,584,396
Operating expenses	10,137,890	10,410,730

	$26,046,867	$31,173,666

See accompanying notes to schedule of revenue and expenses for selected properties.

Notes to Schedule of Revenue and Expenses for Selected Properties

Years ended December 31, 2001 and 2000

1.	Basis of presentation

On March 25, 2002, Provident Energy Trust and Provident Energy Ltd. (collectively, the “Purchaser”) entered into a purchase and sale agreement to acquire certain properties (the “selected properties”) from the Canadian subsidiaries of a U.S. based exploration and production company (collectively, the “Vendor”).

The schedule of revenue and expenses for selected properties includes operations on the selected properties specified in the purchase and sale agreement dated March 25, 2002 between the Vendor and the Purchaser.

The schedule of revenue and expenses for selected properties includes only amounts applicable to the working interest of the Vendor for the selected properties.

The schedule of revenue and expenses for selected properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the selected properties as these amounts are based on the consolidated operations of the Vendor of which the selected properties form only a part.

2.	Significant accounting policies

(a)	Revenue

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b)	Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations and the terms of individual royalty agreements.

(c)	Operating expenses

Operating expenses include amounts incurred to bring the petroleum substances to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation income associated with the selected properties.

SCHEDULE C

FINANCIAL STATEMENTS OF MEOTA RESOURCES CORP.

kpmg

Consolidated Financial Statements of

MEOTA RESOURCES CORP.

Nine months ended September 30, 2002 (Unaudited)

MEOTA RESOURCES CORP.
Consolidated Balance Sheets

(in thousands of dollars)

	September 30,	December 31,
	2001	2000

	(Unaudited)	(Audited)
Assets
Current assets:
Accounts receivable	$14,120	$11,948
Prepaid expenses	2,770	2,415

	16,890	14,363
Property, plant and equipment	188,478	164,160

	$205,368	$178,523

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,478	$17,619
Bank debt	83,510	58,935
Site reclamation and abandonment	1,114	897
Future taxes	12,359	1,570

	101,461	79,021

Shareholders’ equity:
Share capital	50,606	50,440
Retained earnings	53,301	49,062

	103,907	99,502

	$205,368	$178,523

See accompanying notes to consolidated financial statements.

MEOTA RESOURCES CORP.
Consolidated Statements of Operations and Retained Earnings

(in thousands of dollars, except per share amounts)
(Unaudited)

	Nine months ended
	September 30,

	2002	2001

Revenue:
Oil and natural gas sales	$74,042	$89,880
Royalties, net of ARTC	(18,043)	(20,704)

	55,999	69,176
Expenses:
Production	18,498	14,976
Interest	2,134	2,648
General and administrative	2,624	1,826
Depletion and depreciation	18,778	12,871

	42,034	32,321

Income before taxes	13,965	36,855
Taxes:
Capital	937	456
Future	8,789	15,387

	9,726	15,843

Net income	4,239	21,012
Retained earnings, beginning of period	49,062	26,715

Retained earnings, end of period	$53,301	$47,727

Net income per share (note 4):
Basic	$0.08	$0.39
Diluted	$0.08	$0.39

See accompanying notes to consolidated financial statements.

MEOTA RESOURCES CORP.
Consolidated Statements of Cash Flows

(in thousands of dollars, except per share amounts)
(Unaudited)

	Nine months ended
	September 30,

	2002	2001

Cash provided by (used in)
Operations:
Net income for the year	$3,075	$21,012
Future income taxes	8,789	15,387
Depletion and depreciation	18,778	12,871

Cash flow from operations	31,806	49,270
Net change in non-cash working capital	(15,669)	(471)

	16,137	48,799
Financing:
Bank debt	24,575	(6,041)
Issue of share capital	166	93

	24,741	(5,948)
Investments:
Capital expenditures	(40,265)	(42,255)
Site reclamation and abandonment expenditures	(613)	(596)

	(40,878)	(42,851)

Change in cash position	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

See accompanying notes to consolidated financial statements.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements

Nine months ended September 30, 2002
(in thousands of dollars)
(Unaudited)

1.	Accounting policies:

The interim consolidated financial statements of Meota Resources Corp.( the “Corporation “) have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Corporation as at December 31, 2001, except as described in note 2. The interim consolidated financial statements contain disclosures which are supplemental to the Corporation’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Corporation’s consolidated financial statements and notes thereto for the year ended December 31, 2001.

2.	Change in accounting policy:

Effective January 1, 2002, the Corporation adopted the Canadian Institute or Chartered Accountants new accounting standard for stock-based compensation. The Corporation has elected to continue to use the intrinsic value based method of accounting for stock based compensation and to disclose the pro forma results of using the fair value based method. Accordingly, had compensation costs for the Corporation’s stock option plan been determined based on the fair value method for stock options granted on or after January 1, 2002, the Corporation’s pro forma net income and net income per share would be the same as those reported for the nine months September 30, 2002.

3.	Share capital:

(a)	Issued:

		Common
	Values	shares
	(000's)	(000's)

Balance, December 31, 2001	$50,440	55,471
Issued on exercise of stock options	166	172

Balance, September 30, 2002	$50,606	55,643

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 2

Nine months ended September 30, 2002
(in thousands of dollars)
(Unaudited)

4.	Subsequent event:

(a)	Takeover by Provident Energy Trust (“Provident”):

On October 1, 2002 Provident acquired the Corporation by way of a formal takeover bid to the Corporation’ shareholders. The bid was announced in August 2002 after both entities jointly agreed to execute an agreement whereby Provident agreed to make an offer (the “Offer”) to acquire all of the outstanding shares of the Corporation.

(b)	Options:

On October 1, 2002, the Corporation purchased outstanding share options from the holders thereof for an amount equal to the difference between the exercise price and the greater of: (i) $4.60 and (ii) the five day weighted average trading price of the Corporation’s share on the TSX for the five trading days immediately prior to the date that Provident first takes up shares pursuant to the Offer. Accordingly, on October 1, 2002, the Corporation paid directors, officers and employees $5.76 million to purchase all outstanding options.

kpmg

Consolidated Financial Statements of

MEOTA RESOURCES CORP.

Years ended December 31, 2001 and 2000

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

All of the information in this annual report is the responsibility of management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information elsewhere in the annual report has been reviewed to ensure consistency in all material respects with that in the financial statements.

The Company maintains appropriate systems of internal control to give reasonable assurance that transactions are appropriately authorized, assets are safeguard from loss or unauthorized use and financial records provide reliable and accurate information for the preparation of financial statements.

KPMG LLP, an independent firm of chartered accountants, has been engaged to examine the financial statements and provide their auditors’ report. Their report is presented with the financial statements.

The directors are responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The directors exercise this responsibility through the audit committee. This committee, which is comprised of directors who are not employees of the Company, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the financial statements before they are presented to the directors for approval. The financial statements have been approved by the Board of Directors on the recommendation of the audit committee.

(Signed Craig W. Stewart) Craig W. Stewart President and Chief Executive Officer	(Signed John W. Ferguson) John W. Ferguson Vice President and Chief Financial Officer

March 21, 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Meota Resources Corp. as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants
Calgary, Canada
March 21, 2002

MEOTA RESOURCES CORP.
Consolidated Balance Sheets

December 31, 2001 and 2000
(in thousands of dollars)

	2001	2000

Assets
Current assets:
Accounts receivable	$11,948	$17,825
Prepaid expenses	2,415	2,102

	14,363	19,927
Future taxes (note 5)	—	17,340
Property, plant and equipment (note 2)	164,160	121,742

	$178,523	$159,009

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$17,619	$19,752
Long-term debt (note 3)	58,935	64,621
Site reclamation and abandonment	897	516
Future taxes (note 5)	1,570	—

	79,021	84,889

Shareholders’ equity:
Share capital (note 4)	50,440	47,405
Retained earnings	49,062	26,715

	99,502	74,120
	$178,523	$159,009

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director (Signed Lyle F. Dunkely)

Director (Signed Robert G. McMorran)

MEOTA RESOURCES CORP.
Consolidated Statements of Operations and Retained Earnings

Years ended December 31, 2001 and 2000
(in thousands of dollars, except per share amounts)

	2001	2000

Revenue:
Oil and natural gas sales	$107,653	79,561
Royalties, net of ARTC	(24,207)	(16,200)

	83,446	63,361
Expenses:
Production	20,293	11,887
Interest	3,250	3,405
General and administrative	2,321	2,020
Depletion and depreciation	17,920	11,425

	43,784	28,737

Net income, before tax	39,662	34,624
Taxes (note 5):
Future	16,768	7,397
Capital	547	512

	17,315	7,909

Net income for the year	22,347	26,715
Retained earnings (deficit), beginning of year	26,715	(56,019)
Reduction of contributed surplus	—	56,019

Retained earnings	$49,062	$26,715

Net income per share (note 4)
Basic	$0.41	$0.54
Diluted	$0.40	$0.52

See accompanying notes to consolidated financial statements.

MEOTA RESOURCES CORP.
Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000
(in thousands of dollars, except per share amounts)

	2001	2000

Cash provided by (used in)
Operations:
Net income for the year	$22,347	$26,715
Future taxes	16,768	7,397
Depletion and depreciation	17,920	11,425

Cash flow from operations	57,035	45,537
Net change in non-cash working capital	3,431	(1,496)

	60,466	44,041

Financing:
Issue of share capital	5,177	22,522
Notes payable	—	(7,500)
Bank debt	(5,686)	30,644

	(509)	45,666

Investments:
Capital expenditures	(59,103)	(63,440)
Benefit of excess tax pools	—	(28,177)
Sale of investments	—	2,240
Other	(854)	(330)

	(59,957)	(89,707)

Change in cash position	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Cash flow from operations per share (note 4):
Basic	$1.05	$0.91
Diluted	$1.03	$0.88

See accompanying notes to consolidated financial statements.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

1.	Significant accounting policies:

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from these estimates. The consolidated financial statements include the accounts of the Corporation and its subsidiary.

(a)	Property, plant and equipment:

Substantially all of the exploration, development and production activities of the Corporation are conducted jointly with others. The consolidated financial statements reflect the Corporation’s proportionate interest in such activities.

The Corporation follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include lease acquisition costs, the costs of geological and geophysical activities, the cost of drilling both productive and non-productive wells, carrying charges of non-producing properties and costs directly related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Depletion of oil and gas properties and depreciation of production equipment are calculated using the unit of production method which is based upon gross proven reserve volumes. Gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of gas to one barrel of oil.

The costs of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. When proven reserves are assigned to the property or the property is considered to have an impairment in value, the cost of the property or amount of the impairment in value is added to the capitalized costs for the calculation of depletion.

The cost less accumulated depletion and depreciation, future income taxes and the accumulated provision for future site restoration costs is limited to the sum of the following (“cost ceiling”);

(i)	The estimated undiscounted future net revenue (based on prices and costs at the balance sheet date) derived from proved reserves net of financing costs, production related general and administrative costs and income taxes; and

(ii)	The lower of cost or fair market value of unproved properties.

Future net revenue is calculated using the Alberta Royalty Tax Credit legislation throughout the life of the reserves.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 2

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

The amounts recorded for depletion, depreciation and amortization of property, plant and equipment and the provision for future site restoration costs are based on estimates. The cost ceiling is based on such factors as estimated proven reserves, production rates, oil and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

(b)	Site reclamation and abandonment:

Estimated site reclamation and abandonment costs are provided for using the unit-of- production method over the life of the remaining reserves. These costs are based on year end engineering estimates of the costs of reclamation and abandonments. The annual provision is included in depletion and depreciation expense.

(c)	Net income and cash flow from operations per share:

Effective January 1, 2001 the Corporation adopted the Canadian Institute of Chartered Accountants’ new accounting standard with respect to the calculation and disclosure of per share amounts. Under the new standard, the treasury stock method of calculating per share amounts is used whereby any proceeds from the exercise of stock options or dilutive instruments are assumed to be used to purchase common shares of the Corporation at the weighted average market price during the period.

The new standard has been applied retroactively and prior periods have been restated.

(d)	Income taxes:

Future income taxes are calculated using the liability method of tax allocation, which determines future income taxes based on the temporary differences between the carrying amount of assets and liabilities reported for financial statement purposes and the tax basis reported for tax purposes. The tax benefit renounced to investors on the issue of flow through shares is recorded as a reduction of share capital.

(e)	Stock-based compensation plans:

The Corporation has a stock option plan which is described in note 4. No compensation expense is recognized for this plan when options are issued. Any consideration received on exercise of stock options is credited to share capital.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 3

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

2. Property, plant and equipment:

		Accumulated
		depletion
		and	Net book
	Cost	depreciation	value

2001
Oil and natural gas properties	$203,532	$39,660	$163,872
Furniture, equipment and other	700	412	288

	$204,232	$40,072	$164,160

2000
Oil and natural gas properties	$144,609	$23,184	$121,425
Furniture, equipment and other	520	203	317

	$145,129	$23,387	$121,742

On June 29, 2000 the Corporation entered into an agreement to purchase oil and gas assets and income tax pools in excess of the purchase price for cash consideration of $56.5 million. The acquisition was accounted for by the purchase method of accounting with the results of operations of the acquired properties included in these financial statements from July 1, 2000. Initially the entire purchase price was allocated to property, plant and equipment. During the fourth quarter of 2000 it was determined that it was more likely than not that the excess tax pools would be ultimately utilized and, as a result, the amount allocated to property, plant and equipment was reduced by $28.2 million for the benefits associated with the excess tax pools.

The calculation of depletion and depreciation as at December 31, 2001 excludes costs relating to unproved properties of $17,263,000 (2000 — $17,528,000) and includes estimated future development costs for proved undeveloped properties of $9,042,000 (2000 — $11,744,000).

Depletion and depreciation includes a provision of $1,235,000 (2000 — $594,000) for estimated future site restoration and abandonment costs. The provision is based on estimated remaining costs of $7,838,600 (2000 — $7,222,000).

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 4

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

3.	Long-term debt:

The Corporation has credit facilities of $77 million with a Canadian chartered bank consisting of (i) a $75 million revolving term credit facility (the “Revolving Facility”) and (ii) a $2 million operating facility (the “Operating Facility”). Advances under the Revolving Facility bear interest at between 0.125% and 1% over the bank’s prime lending rate and bankers acceptances advanced on the facility bear a stamping fee between 1.125% and 2% depending upon the senior debt to EBITDA ratio of the Corporation. The Revolving Facility revolves until July 31, 2002 and for a period of four years thereafter at the request of the Corporation and the consent of the bank. If the Revolving Facility is not extended on July 31, 2002, amounts outstanding at that time would be repayable in sixteen quarterly instalments with the last instalment payable on July 31, 2006. The Operating Facility is due August 30, 2002 and amounts outstanding pursuant to the Operating Facility bear interest at between 0.125% and 1% over the bank’s prime lending rate depending upon the senior debt to EBITDA ratio of the Corporation. The credit facilities are secured by a $150 million debenture granted by the Corporation containing a floating charge over the undertaking, property and assets of the Corporation and a general assignment of book debts by the Corporation. No portion of outstanding debt has been included in current liabilities as the Corporation expects the facility will be extended and, if it is not, the Corporation has the capacity to draw sufficient additional amounts to satisfy any repayment requirements in 2002.

Cash interest for the year December 31, 2001 was $3,145,000 (2000 - $3,594,000).

4.	Share capital:

(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of First Preferred shares without par value and issuable in series

Unlimited number of Second Preferred shares without par value and issuable in series

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 5

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

4.	Share capital (continued):

(b)	Issued:

		Common
	Value	Shares (iii)

Balance, December 31, 1999	$24,699	37,160,269
Issued on exercise of stock option and warrants	1,046	1,564,667
Flow-through shares issued for cash pursuant to private placement (i)	5,485	6,225,000
Issued for cash and marketable securities pursuant to private placement	4,000	5,000,000
Addition to stated capital (iii)	46	—
Issued for cash pursuant to treasury issue (ii)	14,231	4,000,000
Tax effect of flow-through share and share issue costs	(2,102)	—

Balance, December 31, 2000	47,405	53,949,936

Issued on exercise of stock options	148	183,600
Share issue costs	(53)	—
Flow-through shares issued for cash pursuant to private placement (i)	5,082	1,337,500
Tax effect of flow-through shares and share issue costs	(2,142)	—

Balance, December 31, 2001	$50,440	55,471,036

(i)	Flow-through shares:

On November 28, 2001, the Corporation issued 1,337,500 Common Shares on a flow- through basis for net proceeds of $5,082,000 after costs of the issue of $268,000. On January 20, 2000, the Corporation issued 4,625,000 Common Shares on a flow-through basis for $3,885,000 and agreed to issue an additional 1,600,000 Common Shares for $1,600,000 which were issued on August 29, 2000.

At December 31, 2001, the Corporation has an obligation to incur approximately $4,000,000 of exploration expenses pursuant to the November 28, 2001 flow through share issue

(ii)	Treasury issue:

On December 28, 2000, the Corporation issued 4,000,000 Common Shares at $3.75 per share for net proceeds of $14,231,000 after costs of the issue of $769,000.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 6

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

4.	Share capital (continued):

(b)	Issued (continued):

(iii)	Reorganization:

On May 23, 2000, the Class A and the Non-Voting shareholders of the Corporation approved a resolution reorganizing Class A and Non-Voting shares on a one for one basis into a new Common Share

On the same date the Class A shareholders approved a resolution reducing the contributed surplus by $56,065,000 which represented the entire contributed surplus of the Corporation. Concurrently, the Corporation’s deficit was reduced by $56,019,000 and $46,000 was added to the stated capital of the Class A shares.

(c)	Per share amounts:

The per share amounts are calculated based on the weighted average number of shares outstanding of 54,213,021 for the year ended December 31, 2001 (2000 — 49,849,168).

In computing dilutive per share amounts 1,060,715 common shares were added to the weighted average number of common shares for the year ended December 31, 2001 (2000 — 1,745,656 common shares) for the dilutive effect of employee stock options.

(d)	Stock options:

The Corporation has granted stock options to directors, officers, certain employees and advisors to the Corporation. The terms of the outstanding options are:

(i)	All of the outstanding stock options have a term of five years;

(ii)	140,000 of the outstanding stock options vest equally over a three year period; the remainder vest equally over five years; and

(iii)	The stock options expire 30 days after termination of employment with the Corporation and after five years if not exercised.

	2001		2000

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price	of options	price

Outstanding, beginning of year	2,302,500	$1.79	2,191,667	$0.70
Granted	645,000	$3.19	1,764,500	$2.09
Cancelled	(131,900)	$2.05	(189,000)	$0.75
Exercised	(183,600)	$0.81	(1,464,667)	$0.66

Outstanding, end of year	2,632,000	$2.18	2,302,500	$1.79

Exercisable, end of year	722,500	$1.43	349,000	$0.78

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 7

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

4.	Share capital (continued):

(d)	Stock options (continued):

As at December 31, 2001 outstanding stock option have the following expiry dates and weighted average prices:

	Options Outstanding			Options Exercisable

			Weighted		Weighted
			average		average
Range of	Number	Year	exercise	Number	exercise
Exercise prices	outstanding	of expiry	price	exercisable	price

$0.75	140,000	2002	$0.75	140,000	$0.75
$0.75 - $0.85	149,000	2004	$0.76	66,000	$0.76
$0.90	800,000	2005	$0.90	320,000	$0.90
$2.04 - $2.50	220,500	2005	$2.38	60,600	$2.41
$3.00 - $3.90	679,500	2005	$3.28	135,900	$3.28
$3.00 - $3.40	643,000	2006	$3.19	—	$—

Total	2,632,000		$2.18	722,500	$1.43

(e)	Warrants:

On February 9, 1999, the Corporation issued 100,000 warrants which entitled the holder to acquire 100,000 Non-Voting shares of the Corporation at the price of $0.85 per share. The warrants were exercised in January, 2000.

5.	Taxes:

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial income tax rate of 42.6% (2000 - 44.6%) to income before income taxes. The difference relates to the following items:

	2001	2000

Statutory tax rate	42.6%	44.6%
Expected income tax expense	$16,896	$15,442
Non-deductible crown payments	8,330	5,300
Resource allowance	(8,204)	(7,759)
Reduction in effective tax rate	382	—
Tax benefit from tax pools and prior year losses	(636)	(5,586)

Future tax expense	16,768	7,397
Capital tax expense	547	512

	$17,315	$7,909

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 8

Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

5.	Taxes (continued):

The components of the Corporation’s future income tax liability at December 31, 2001 are as follows:

Property, plant and equipment	$2,163
Provision for future site restoration	(287)
Share issue costs	(306)

Future tax liability	$1,570

Cash taxes for the year ended December 31, 2001 were $696,000 (2000 - $245,000).

6.	Risk management:

(a)	Interest rate:

The long-term debt of $58,935,000 (December 31, 2000 — $64,621,000) is subject to fluctuations in short-term Canadian interest rates.

(b)	Credit risk:

A portion of the Corporation’s accounts receivable are with joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation’s petroleum and natural gas products are subject to an internal credit review designed to mitigate the risk of non-payment.

(c)	Fair value of financial instruments:

The carrying value of accounts receivable, prepaids and deposits and accounts payable approximate their fair value because of their short term to maturity.

(d)	Foreign currency:

While substantially all of the Corporation’s sales are denominated in Canadian dollars, the market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and U.S. dollar.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 9
Years ended December 31, 2001 and 2000
(Tabular amounts are stated in thousands of dollars)

6.	Risk management (continued):

(e)	Natural gas and crude oil contracts:

From time to time, the Corporation enters into contracts to hedge a portion of its production at fixed prices for specific periods. Gains or losses with respect to such contracts are recognized when the sale of the related production is recognized in the financial statements. At December 31, 2001, the following natural gas hedging contracts were in place. Settlement of these contracts would have resulted in a net receipt of $400,000 as at December 31, 2001.

Commodity	Daily	Contract
contracts	quantity	Prices/gj	Price Index	Term

Put options	16,000 gj	$2.50	AECO	January -- March, 2002
Fixed price	13,000 gj	$3.66	AECO	January -- March, 2002

Subsequent to December 31, 2001, the Corporation entered into the following natural gas hedging contracts.

Commodity	Daily	Contract
contracts	quantity	Prices/gj	Price Index	Term

Fixed price	5,000 gj	$2.91	AECO	April -- October, 2002
Fixed price	5,000 gj	$2.915	AECO	April -- October, 2002
Fixed price	4,000 gj	$2.975	AECO	April -- October, 2002
Fixed price	4,000 gj	$3.25	AECO	April -- October, 2002

Consolidated Financial Statements of

MEOTA RESOURCES CORP.

Years ended December 31, 2000 and 1999

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

All of the information in this annual report is the responsibility of management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information elsewhere in the annual report has been reviewed to ensure consistency in all material respects with that in the financial statements.

The Company maintains appropriate systems of internal control to give reasonable assurance that transactions are appropriately authorized, assets are safeguard from loss or unauthorized use and financial records provide reliable and accurate information for the preparation of financial statements.

KPMG LLP, an independent firm of chartered accountants, has been engaged to examine the financial statements and provide their auditors’ report. Their report is presented with the financial statements.

The directors are responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The directors exercise this responsibility through the audit committee. This committee, which is comprised of directors who are not employees of the Company, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the financial statements before they are presented to the directors for approval. The financial statements have been approved by the Board of Directors on the recommendation of the audit committee.

(Signed Craig W. Stewart) Craig W. Stewart President and Chief Executive Officer March 23, 2001	(Signed John W. Ferguson) John W. Ferguson Vice President and Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Meota Resources Corp. as at December 31, 2000 and 1999 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Calgary, Canada
March 23, 2001

MEOTA RESOURCES CORP.
Consolidated Balance Sheets

December 31, 2000 and 1999
(in thousands of dollars)

	2000	1999

Assets
Current assets:
Accounts receivable	$17,825	$4,540
Prepaid expenses	2,102	1,517

	19,927	6,057
Future taxes (note 5)	17,340	—
Property, plant and equipment (note 2)	121,742	67,795

	$159,009	$73,852
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$19,752	$7,378
Long-term debt (note 3):
Bank debt	64,621	33,977
Notes payable	—	7,500
Site reclamation and abandonment	516	252

	84,889	49,107

Shareholders’ equity:
Share capital (note 4)	47,405	24,699
Contributed surplus	—	56,065
Retained earnings (deficit)	26,715	(56,019)

	74,120	24,745

	$159,009	$73,852

See accompanying notes to consolidated financial statements. On behalf of the Board:

(Signed Lyle F. Dunkely)	Director
(Signed Robert G. McMorran)	Director

MEOTA RESOURCES CORP.
Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31, 2000 and 1999
(in thousands of dollars except per share amounts)

	2000	1999

Revenue:
Oil and natural gas sales	$79,561	$27,774
Royalties, net of ARTC	(16,200)	(5,487)

	63,361	22,287
Expenses:
Depletion and depreciation	11,425	7,028
Production	11,887	5,619
Interest	3,405	2,842
General and administrative	2,020	1,255

	28,737	16,744

Net income, before tax	34,624	5,543
Taxes (note 5):
Future	7,397	—
Capital	512	319

	7,909	319

Net income for the year	26,715	5,224
Deficit, beginning of year	(56,019)	(61,243)
Reduction of contributed surplus	56,019	—

Retained earnings (deficit)	$26,715	$(56,019)

Net income per share (note 4)
Basic	$0.54	$0.14
Basic Fully diluted	$0.52	$0.13

See accompanying notes to consolidated financial statements.

MEOTA RESOURCES CORP.
Consolidated Statements of Cash Flows

Years ended December 31, 2000 and 1999
(in thousands of dollars except per share amounts)

	2000	1999

Cash provided by (used in)
Operations:
Net income for the year	$26,715	$5,224
Future taxes	7,397	—
Depletion and depreciation	11,425	7,028

Cash flow from operations	45,537	12,252
Net change in non-cash working capital	(1,496)	(599)

	44,041	11,653

Financing:
Issue of share capital	22,522	118
Notes payable	(7,500)	—
Bank debt	30,644	(445)

	45,666	(327)

Investments:
Capital expenditures	(63,440)	(11,108)
Benefit of excess tax pools	(28,177)	—
Sale of investments	2,240	—
Other	(330)	(218)

	(89,707)	(11,326)

Change in cash position	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Cash flow from operations per share (note 4):
Basic	$0.91	$0.33
Fully diluted	0.88	0.32

See accompanying notes to consolidated financial statements.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

1.	Significant accounting policies:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from these estimates.

The consolidated financial statements include the accounts of the Corporation and its subsidiary.

(a)	Property, plant and equipment:

Substantially all of the exploration, development and production activities of the Corporation are conducted jointly with others. The financial statements reflect the Corporation’s proportionate interest in such activities.

The Corporation follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include lease acquisition costs, the costs of geological and geophysical activities, the cost of drilling both productive and non-productive wells, carrying charges of non-producing properties and costs directly related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Depletion of oil and gas properties and depreciation of production equipment are calculated using the unit of production method which is based upon gross proven reserve volumes. Gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of gas to one barrel of oil.

The costs of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. These properties are assessed to determine whether an impairment in value has occurred. When proven reserves are assigned to the property or the property is considered to have an impairment in value, the cost of the property or amount of the impairment in value is added to the capitalized costs for the calculation of depletion.

The cost less accumulated depletion and depreciation, future income taxes and the accumulated provision for future site restoration costs (“capitalized cost”) is limited to the sum of the following (“cost ceiling”);

(i)	The estimated undiscounted future net revenue (based on prices and costs at the balance sheet date) derived from proved reserves net of financing costs, production related general and administrative costs and income taxes; and

(ii)	The lower of cost or fair market value of unproved properties.

Future net revenue is calculated using the Alberta Royalty Tax Credit legislation throughout the life of the reserves.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 2

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

The amounts recorded for depletion, depreciation and amortization of property, plant and equipment and the provision for future site restoration costs are based on estimates. The cost ceiling is based on such factors as estimated proven reserves, production rates, oil and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

(b)	Site reclamation and abandonment:

Estimated site reclamation and abandonment costs are provided for using the unit-of- production method over the life of the remaining reserves. These costs are based on year end engineering estimates of the costs of reclamation and abandonments. The annual provision is included in depletion and depreciation expense.

(c)	Net income and cash flow from operations per share:

Net income per share is computed by dividing net income by the weighted average number of shares outstanding. Cash flow from operations per share is computed by dividing cash flow from operations by the weighted average number of shares outstanding. Fully diluted income per share and cash flow from operations per share are determined using the imputed earnings method as if all potentially dilutive securities had been converted or exercised at the later of the beginning of the year or on the date of issue.

(d)	Comparative amounts:

Certain comparative amounts have been reclassified to conform with the presentation format adopted in the current year.

(e)	Income taxes:

Effective January 1, 2000, the Corporation adopted the recommendation of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under these recommendations, the liability method of tax allocation is used, which determines future income taxes based on the temporary differences between the carrying amount of assets and liabilities reported for financial statement purposes and the tax basis reported for tax purposes. The tax benefit renounced to investors on the issue of flow through shares is recorded as a reduction of share capital. Previously, the Corporation followed the deferral method. The new method was applied retroactively without restatement of the 1999 financial statements.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 3

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

2.	Property, plant and equipment:

		Accumulated
		depletion
		and	Net book
	Cost	depreciation	value

2000
Oil and natural gas properties	$144,609	$23,184	$121,425
Furniture, equipment and other	520	203	317

	$145,129	$23,387	$121,742

1999
Oil and natural gas properties	$80,210	$12,495	$67,715
Furniture, equipment and other	142	62	80

	$80,352	$12,557	$67,795

On June 29, 2000 the Corporation entered into an agreement to purchase oil and gas assets and income tax pools in excess of the purchase price for cash consideration of $56.5 million. The acquisition was accounted for by the purchase method of accounting with the results of operations of the acquired properties included in these financial statements from July 1, 2000. Initially the entire purchase price was allocated to property, plant and equipment. During the fourth quarter of 2000 it was determined that it was more likely than not that the excess tax pools would be ultimately utilized and, as a result, the amount allocated to property, plant and equipment was reduced by $28.2 million for the benefits associated with the excess tax pools.

The calculation of depletion and depreciation as at December 31, 2000 excludes costs relating to unproved properties of $17,528,000 (1999 — $1,975,000) and includes estimated future development costs for proved undeveloped properties of $11,744,000 (1999 — $3,779,000).

Depletion and depreciation includes a provision of $594,000 for estimated future site restoration costs. The provision is based on estimated remaining costs of $7,222,000 (1999 - $2,422,000).

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 4

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

3.	Long-term debt:

The Corporation has $77 million of authorized credit with a Canadian chartered bank consisting of (i) a $75 million revolving term credit facility (the “Revolving Facility”) and (ii) a $2 million operating facility (the “Operating Facility”). Advances under the Revolving Facility bear interest at between 0.125% and 1% over the bank’s prime lending rate and bankers acceptances advanced on the facility bear a stamping fee between 1.125% and 2% depending upon the senior debt to EBITDA ratio of the Corporation. The Revolving Facility revolves until July 31, 2001 and for a period of four years thereafter at the request of the Corporation and the consent of the bank. If the Revolving Facility is not extended on July 31, 2001, amounts outstanding at that time would be repayable in sixteen quarterly instalments with the last instalment payable on July 31, 2005. The Operating Facility is due August 30, 2001 and amounts outstanding pursuant to the Operating Facility bear interest at between 0.125% and 1% over the bank’s prime lending rate depending upon the senior debt to EBITDA ratio of the Corporation. The credit facilities are secured by a $150 million debenture granted by the Corporation containing a floating charge over the undertaking, property and assets of the Corporation and a general assignment of book debts by the Corporation. No portion of outstanding debt has been included in current liabilities as the Corporation expects the facility will be extended and, if it is not, the Corporation has the capacity to draw sufficient additional amounts to satisfy any repayment requirements in 2001.

The notes payable were repaid in full including interest on December 28, 2000.

Cash interest for the year December 31, 2000 was $3,594,000 (1999 - $2,856,000).

4.	Share capital:

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of First Preferred shares without par value and issuable in series
Unlimited number of Second Preferred shares without par value and issuable in series

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 5

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

4.	Share capital (continued):

(b)	Issued:

		Common	Class A	Non-voting
	Value	shares	shares	shares

Balance, December 31, 1998	$25,449	—	10,331,269	26,375,000
Issued on exercise of stock options	118	—	454,000	—
Flow-through shares tax effect	(868)	—	—	—

Balance, December 31, 1999	24,699	—	10,785,269	26,375,000
Issued on exercise of stock options and warrants	977	—	284,667	1,185,000
Flow-through shares issued for cash pursuant to private placement (i)	3,885	—	—	4,625,000
Issued for cash and marketable securities pursuant to private placement	4,000	—	2,764,234	2,235,766
Share reorganization (ii)	—	48,254,936	(13,834,170)	(34,420,766)
Flow-through shares issued for cash pursuant to private placement (i)	1,600	1,600,000	—	—
Addition to stated capital (ii)	46	—	—	—
Issued on exercise of stock options	69	95,000	—	—
Issued for cash pursuant to treasury issue (iii)	14,231	4,000,000	—	—
Tax effect of flow-through share and share issue costs	(2,102)	—	—	—

Balance, December 31, 2000	$47,405	53,949,936	—	—

(i)	Flow-through shares:

On January 20, 2000, the Corporation issued 4,625,000 Non-Voting Shares on a flow- through basis for $3,885,000 and agreed to issue an additional 1,600,000 Common Shares for $1,600,000 which were issued on August 29, 2000. In 2000, the Corporation incurred approximately $2,240,000 of flow-through related expenditures.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 6

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

4.	Share capital (continued):

(b)	Issued (continued):

(ii)	Reorganization:

On May 23, 2000, the Class A and the Non-Voting shareholders of the Corporation approved a resolution reorganizing Class A and Non-Voting shares on a one for one basis into a new Common Share.

On the same date the Class A shareholders approved a resolution reducing the contributed surplus by $56,065,000 which represented the entire contributed surplus of the Corporation. Concurrently, the Corporation’s deficit was reduced by $56,019,000 and $46,000 was added to the stated capital of the Class A shares.

(iii)	Treasury issue:

The Corporation issued 4,000,000 common shares at $3.75 per share for net proceeds of $14,231,000 after costs of the issue of $769,000.

(c)	Weighted average number of shares:

The net income and cash flow from operations per share amounts are calculated based on the weighted average number of shares outstanding of 49,849,168 (December 31, 1999 — 36,768,148). Fully diluted net income per share is $0.52 (December 31, 1999 - $0.13). Fully diluted cash flow from operations per share is $0.88 (December 31, 1999 - $0.32).

(d)	Stock options:

The Corporation has granted stock options to directors, officers, certain employees and advisors to the Corporation. The terms of the outstanding options are:

(i)	All of the outstanding stock options have a term of five years;

(ii)	265,000 stock options vest equally over a three year period, the remainder of the stock options vest equally over five years; and

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 7

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

4.	Share capital (continued):

(d)	Stock options (continued):

(iii)	The options expire 30 days after termination of employment with the Corporation and after five years if not exercised.

	2000		1999

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price	of options	price

Outstanding, beginning of year	2,191,667	$0.70	2,121,667	$0.59
Granted	1,764,500	$2.09	680,000	$0.76
Cancelled	(189,000)	$0.75	(156,000)	$0.75
Exercised	(1,464,667)	$0.66	(454,000)	$0.26

Outstanding, end of year	2,302,500	$1.79	2,191,667	$0.70

Exercisable, end of year	349,000	$0.78	1,250,000	$0.65

As at December 31, 2000 outstanding stock option have the following expiry dates and weighted average prices:

	Options Outstanding			Options Exercisable

			Weighted		Weighted
			average		average
Range of	Number	Date	exercise	Number	exercise
Exercise prices	outstanding	of expiry	price	exercisable	price

$0.75 - $1.00	265,000	2002	$0.78	265,000	$0.79
$0.75 - $0.85	273,000	2004	$0.77	84,000	$0.76
$0.90	800,000	2005	$0.90	Nil	N/A
$2.04 - $2.50	223,500	2005	$2.38	Nil	N/A
$3.25 - $3.90	741,000	2005	$3.28	Nil	N/A

Total	2,302,500		$1.79	349,000	$0.78

(e)	Warrants:

On February 9, 1999, the Corporation issued 100,000 warrants which entitled the holder to acquire 100,000 Non-Voting shares of the Corporation at the price of $0.85 per share. The warrants were exercised in January, 2000.

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 8

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

5.	Taxes:

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial income tax rate of 44.6% to income before income taxes. The difference relates to the following items:

	2000	1999

Statutory tax rate	44.6%	44.6%
Expected income tax expense	$15,442	$2,473
Non-deductible crown payments	5,300	1,811
Resource allowance	(7,759)	(2,174)
Tax benefit from tax pools and prior year losses	(5,586)	(2,110)

Future tax expense	7,397	—
Capital tax expense	512	319

	$7,909	$319

The components of the Corporation’s future income tax asset at December 31, 2000 are as follows:

Property, plant and equipment	$16,892
Provision for future site restoration	173
Share issue costs	275

Future tax asset	$17,340

Certain of the tax pools acquired as part of the property acquisition described in note 2 are successored and are only available to be claimed against taxable income arising from the acquired properties.

The Corporation’s tax pool balances as at December 31, 2000 and certain amounts claimed in prior years are under audit by taxation authorities. Changes in the balances available to the Corporation may increase the tax expense in future periods.

If the change in income tax accounting policy described in note 1(e) had been applied in prior years, there would be no impact on net income or loss in 1999. If the change in income tax accounting policy had not been applied in the year ended December 31, 2000, the provision for future income taxes would have been reduced, by approximately $1,000,000 and net income increased by the same amount. In addition, property, plant and equipment has been increased and the future tax asset reduced by $1,338,000 for the cumulative effect of flow-through shares issued in 1999 and prior years.

Cash taxes for the year ended December 31, 2000 were $245,000 (1999 - $339,000).

MEOTA RESOURCES CORP.
Notes to Consolidated Financial Statements, page 9

Years ended December 31, 2000 and 1999
(Tabular amounts are stated in thousands of dollars)

6.	Risk management:

(a)	Interest rate:

The long-term debt, amounting to $64,621,000 (December 31, 1999 - $33,977,000 net of $7,500,000 of notes payable), is subject to fluctuation in short-term Canadian interest rates.

(b)	Credit risk:

A portion of the Corporation’s accounts receivable are with joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation’s petroleum and natural gas products are subject to an internal credit review designed to mitigate the risk of non-payment.

(c)	Fair value of financial instruments:

The carrying value of accounts receivable, prepaids and deposits and accounts payable approximate their fair value because of their short-term to maturity.

(d)	Foreign currency:

While substantially all of the Corporation’s sales are denominated in Canadian dollars, the market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and U.S. dollar.

(e)	Natural gas and crude oil contracts:

From time to time, the Corporation enters into agreements to hedge a portion of its production at fixed prices for specific periods. Gains or losses with respect to such contracts are recognized when the sale of the related production is recognized in the financial statements. During 2000, the Corporation did not enter into any agreements to hedge any of the Corporation’s production.

Management’s Discussion and Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the year ended December 31, 2002 compared to the period March 6, 2001 to December 31, 2001 and should be read in conjunction with the audited consolidated financial statements of Provident.

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom. All amounts are reported in Canadian dollars, unless otherwise stated.

Inception of the Trust

Provident Energy Trust commenced operations on March 6, 2001 when Founders Energy Ltd. (“Founders”) converted from an exploration and production company into a cash distributing energy trust. This was accomplished through a Plan of Arrangement approved by the shareholders of Founders. Consequently, the 2002 results are compared to operations since the conversion.

Production

	2002 Average Daily		2001 Average Daily			December 31, 2002
	Production	Boe Percent	Production	Boe Percent	Percent Change	Exit Rate	Boe Percent

Crude Oil
Light/medium (bpd)	5,096	23	1,577	16	223	7,000	25
Heavy (15[o] API) (bpd)	6,310	29	5,053	52	25	6,300	21
Natural gas liquids (bpd)	1,030	5	509	5	102	1,200	4
Natural gas (mcfd)	56,193	43	15,772	27	256	86,500	50

Oil Equivalent (boed)	21,801	100	9,767	100	123	28,900	100

The acquisition of Richland Petroleum Corporation (“Richland”) on January 16, 2002, the southern Alberta property acquisition effective April 1, 2002, and the Meota Resources Corp. (“Meota”) acquisition on October 1, 2002 were the main drivers for the growth in natural gas and light/medium oil production. Heavy oil production increased by 25 percent to 6,310 barrels per day in 2002 versus 5,053 barrels per day in the period March 6 to December 31, 2001. The increase in heavy oil production volumes reflected the acquisition of the Maxx Petroleum Ltd. (“Maxx”) heavy oil properties which produced for a full year compared to only 74 percent of the 2001 period, and the successful 34-well heavy oil drilling program in 2002 and subsequent production from 34 net heavy oil wells.

The acquisitions have substantially changed the production profile of the Trust over the comparable periods with natural gas now averaging 43 percent of 2002 production compared to 27 percent for the March 6 to December 31, 2001 period. Light/medium oil has also increased as a percentage of the commodity mix, while heavy oil has decreased significantly as a percentage of production.

Production in the fourth quarter incorporated the Meota acquisition and averaged 30,790 boe per day. The exit rate at 28,900 boe per day, comprised of 50 percent natural gas and 50 percent oil, is indicative of the Trust’s current production mix for 2003. Current plans are to spend $30-$35 million on capital expenditures in 2003, partially offsetting natural production declines.

Crude oil price

The West Texas Intermediate (WTI) oil price for 2002 averaged US$26.11 per barrel compared to US$25.19 per barrel for the March 6 to December 31, 2001 period. For the Trust, the increase in WTI was partially offset by opportunity costs related to the Commodity Price Risk Management Program. Improved heavy oil differentials were also partially offset by opportunity costs related to the Commodity Price Risk Management Program. Average 2002 prices reflect an opportunity cost of $13.0 million or $3.13 per barrel in 2002 from the Commodity Price Risk Management Program compared to an improvement in revenue of $4.6 million or $2.23 per barrel in the 2001 period. The Trust received an average all-in corporate price on its crude oil of $26.55 per barrel in 2002 compared to $24.14 per barrel in the 2001 period. The increase in the average crude oil price reflects the change in the Trust’s production profile to include light/medium oil as a larger percentage of the Trust’s total crude oil production, combined with narrower 2002 differentials, partially offset by the impact of the hedging program.

Natural gas price

The natural gas price at AECO averaged Cdn$4.04 per mcf in 2002 versus Cdn$4.40 per mcf for the period March 6, 2001 to December 31, 2001. The Trust received an average all-in price of Cdn$4.67 per mcf for its natural gas, reflecting both the heat content adjustment and the $6.6 million or $0.32 increase per mcf as a result of the Commodity Price Risk Management Program. This compares to a corporate price of Cdn$5.33 per mcf for the period March 6, 2001 to December 31, 2001, including an adjustment for the Commodity Price Risk Management Program to increase natural gas revenue by $4.2 million or $0.89 per mcf. Gross production revenue for 2002 has been adjusted to include a non-cash amortization or reduction in revenue of $9.3 million related to hedge positions recorded as an asset upon the acquisition of Richland. The non-cash amortization related to these hedges will be recorded as a reduction to gross production revenue over the remaining term of the Richland contracts. At December 31, 2002, $0.8 million related to these contracts remained to be amortized through to October 31, 2003.

Commodity Price Risk Management Program

Provident’s Commodity Price Risk Management Program has been in place since the inception of the Trust to help manage the volatility in Provident’s oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. Provident uses a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI crude oil and AECO natural gas prices and Cdn/US exchange rate hedges. For 2002, the Program recorded an opportunity cost of $13.0 million on crude oil ($3.13 per barrel) and a positive impact on natural gas revenue of $6.6 million ($0.32 per mcf), compared to positive impacts of $4.6 million for crude oil ($2.23 per barrel) and $4.2 million for natural gas ($0.89 per mcf) for the March 6 to December 31, 2001 period. The total impact in 2002 was an opportunity cost of $6.5 million ($0.81 per boe) compared to the favourable $8.8 million ($2.95 per boe) in the March 6 to December 31, 2001 period.

The estimated value of open contracts at December 31, 2002 was negative for both crude oil and natural gas, totalling $13.3 million for crude oil and $12.4 million for natural gas based on commodity prices prevailing at December 31, 2002.

The contract positions for Provident as at December 31, 2002 are provided in note 14 to the consolidated financial statements – financial instruments and hedging.

Gross production revenue

Gross production revenue from oil, natural gas and natural gas liquids totalled $207.8 million in 2002, 165 percent higher than the $78.3 million for the period March 6 to December 31, 2001. The increase was mainly driven by higher production volumes as a result of the acquisition of Richland, Meota and the southern Alberta properties. To a lesser extent, the increase resulted from the presence of the Maxx production for the full 2002 year compared to only 74 percent of the days in the 2001 period. Finally, 2002 results reflect a full year to accumulate production and revenue compared to 301 days in the March 6 to December 31, 2001 period.

Gross production revenue for 2003 will increase significantly to reflect a full year of the revenues associated with the 2002 acquisitions.

Royalties

In 2002, royalties net of ARTC were $44.3 million or 241 percent higher than the $13.0 million for the period March 6 to December 31, 2001. The larger dollar value correlates with the increased production volumes and revenues. As a percentage of gross production revenue prior to the impact of the Commodity Price Risk Management Program and amortization of hedges, the average royalty percentage was 19.8 percent in 2002 compared to 18.7 percent in the March 6 to December 31, 2001 period. The higher 2002 average royalty burden results from the change in the commodity mix of products sold to include a larger proportion of natural gas and light and medium oil and a smaller proportion of heavy oil than the March 6 to December 31, 2001 period. Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas.

Royalties for 2003 incorporating the current production profile and prior to the impact of the Commodity Price Risk Management Program are forecast in the 21-23 percent range. The royalty percentage is subject to fluctuation based on the production profile and commodity prices.

Production expenses

Production expenses for the year were $52.7 million, an increase of 158 percent over the $20.4 million recorded in the period March 6 to December 31, 2001. This increase is almost entirely attributable to increases in production and wells associated with the corporate acquisitions of Richland and Meota and the southern Alberta property acquisition, and to a lesser extent to the full year of Maxx production compared to Maxx being recorded for only 74 percent of the days in the 2001 period. Finally, the 2002 results reflect production expenses for a full year compared to the 301 days in the March 6 to December 31, 2001 period.

On a boe basis, production expenses were $6.63 per boe in 2002, $0.31 per boe lower than the $6.94 per boe for the March 6, 2001 to December 31, 2001 period. The lower boe production expenses are due mainly to the change in the production profile of the Trust and management’s continuing progress in reducing field operating expenses. Field operations for natural gas and conventional light and medium oil properties typically incur lower production expenses than heavy oil operations, although a substantial volume of the Trust’s natural gas production incurs third-party processing fees which increase current production costs, but reduce the need for future capital to build and maintain processing facilities.

For 2003, production expenses are expected to range between $6.25-$6.75 per boe based on the current production profile and existing operations.

Operating netback

The table below sets out the Trust’s average field netbacks for 2002 compared to the March 6 to December 31, 2001 period:

(per boe)	2002	2001	Percent Change

Gross production revenue before Commodity Price Risk Management Program	$28.10	$23.69	19
Commodity Price Risk Management Program	(0.81)	2.95	—
Less: Royalties	(5.57)	(4.43)	26
Production expenses	(6.63)	(6.94)	(4)

Field netbacks – cash basis	15.09	15.27	(1)
Non-cash amortization – Deferred hedges	(1.19)	—	—

Field netbacks – after deferred hedges	$13.90	$15.27	(9)

The Trust’s operating netback on a boe basis was $13.90 per boe in 2002 after the non-cash amortization of deferred hedging or $15.09 on a cash basis. This compares to $15.27 per boe for the March 6 to December 31, 2001 period. The change in the production profile to include a larger proportion of light/medium oil and natural gas and a smaller proportion of heavy oil in 2002 is evident in the comparable netbacks. For 2002, the unadjusted gross production revenue was 19 percent higher at $28.10 per boe compared to $23.69 per boe for the March 6 to December 31, 2001 period. Further, operating costs were four percent lower at $6.63 per boe compared to $6.94 per boe, and royalties were 26 percent higher at $5.57 per boe compared to $4.43 per boe in the March 6 to December 31, 2001 period. Prior to the impact of the Commodity Price Risk Management Program, the 2002 operating cash netback increased by 29 percent to $15.90 per boe compared to $12.32 per boe in the March 6 to December 31 2001 period.

In the future, given that the current production profile is more weighted to natural gas and light/medium oil and less weighted to heavy oil, operating netbacks are expected to increase on a boe basis.

General and administrative and management fees

	2002	2001	Percent Change

General and administrative expense	$1.00	$1.16	(14)
Base management fee	0.29	0.31	(6)

Total	1.29	1.47	(12)

Total return fee:
- Cash component	0.50	—	—
- Trust unit component	0.63	0.09	600

	1.13	0.09	1,156

Total general and administrative and management fees	$2.42	$1.56	55

General and administrative expenses in 2002 were $8.0 million compared to $3.4 million for the period March 6 to December 31, 2001. The higher expense was due to increased costs associated with the much larger operations of the Trust in 2002. General and administrative expenses were $1.00 per boe compared to $1.16 per boe in the 2001 period. The lower per boe costs reflect the economies of scale the Trust has achieved with the larger production base. The Trust does not capitalize general and administrative expenses.

Management fees were paid to Provident Management Corporation (“the Manager”) from inception until December 31, 2002 (see subsequent event – Note 16 to the consolidated financial statements). For 2002, the Manager was paid a fee of $2.3 million in respect of a base management fee of two percent of cash operating income from January 1 to October 31, along with $0.25 million paid in November and December. This compares to a base management fee of $0.9 million for the period March 6 to December 31, 2001. The main driver for the higher base fee in 2002 was the significant growth achieved by the Trust. The Manager was also entitled to a total return fee based on distributions and unit price performance during the year. On January 17, 2003 the unitholders of the Trust approved a transaction that capped the 2002 total return fee at $9.0 million, which was settled with $4.0 million of cash and $5.0 million in trust units issued at a price of $10.70. This compared to a total return fee of $0.3 million for the March 6 to December 31, 2001 period. The increase in the 2002 total return fee reflects both a significant increase in the market capitalization of the Trust and an increase in total return to unitholders for 2002 compared to the March 6 to December 31, 2001 period.

For 2003, it is expected that the general and administrative expense will be in the range of $1.00-$1.10 per boe based on the current production and production profile. This will be a decrease from the $2.42 per boe incurred for general and administrative expenses and management fees in 2002.

Interest

Interest expense in the year was $5.3 million compared to $2.7 million for the period March 6 to December 31, 2001. The additional interest expense resulted from the increased capitalization of the Trust throughout the year. The weighted average interest rate of the Trust was 5.0 percent for 2002 compared to 5.5 percent for the 2001 period.

Current tax expense and future tax liability

Current tax expense for the year was $3.3 million compared to $1.2 million for the period March 6 to December 31, 2001 and was comprised of Large Corporations Tax (“LCT”) and the Saskatchewan resource surcharge.

In 2002, the future tax liability on the balance sheet increased by $110.3 million as a result of recording the Richland and Meota acquisitions using the purchase accounting method. The liability was offset by the future tax recovery of $17.5 million on 2002 operations.

Depletion, depreciation and amortization (DD&A), the ceiling test and future tax recovery

DD&A expense for 2002 was $90.5 million or $11.37 per boe, compared to $33.8 million or $11.48 per boe for the March 6 to December 31, 2001 period. The increased DD&A correlates with the significant increase in production and the depletable asset base in 2002. On a boe basis, the relatively high DD&A rate in both periods was primarily the result of the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, property, plant and equipment are written up by the tax-affected difference between the purchase price and the tax pools acquired. Over time, the increased DD&A rate is offset by a future tax recovery amount. In 2002, the future tax recovery was $17.5 million compared to a pre-writedown recovery of $8.8 million for the March 6 to December 31, 2001 period.

The Provident ceiling test calculation at December 31, 2002 used the prices in effect at December 31, 2002 of Cdn$32.00 per barrel for heavy oil, Cdn$40.93 per barrel for light/medium oil, Cdn$5.96 per mcf for natural gas and Cdn$38.02 per barrel for natural gas liquids. These prices resulted in a ceiling test surplus. During the March 6 to December 31, 2001 period, the Trust recorded two writedowns: the first at September 30, 2001 was primarily due to the low natural gas price, and the second at December 31, 2001 was due to the low heavy oil wellhead price. The combined writedowns were recorded on the balance sheet as a reduction to property, plant and equipment of $101.3 million, and a decrease in the future tax liability of $43.0 million. The net impact on the statement of operations was a reduction in earnings of $58.3 million.

Cash flow and earnings (loss)

	2002 ($000s)			2001 ($000s)

		Per	Per		Per	Per
	Amount	Boe	Unit(1)	Amount	boe	Unit(1)

Netback (cash basis)	$120,054	$15.09	$2.98	$44,859	$15.27	$3.25

General and administrative	7,987	1.00	0.20	3,418	1.16	0.25
Management fee	2,296	0.29	0.06	1,153	0.40	0.08
Total return fee – cash	4,000	0.50	0.10	—	—	—
Interest expense	5,307	0.67	0.13	2,671	0.91	0.19
Current tax expense	3,264	0.41	0.07	1,178	0.40	0.09
Other	304	0.04	0.01	211	0.07	0.02

	23,158	2.91	0.57	8,631	2.94	0.63

Cash flow from operations	96,896	12.18	2.41	36,228	12.33	2.62

Amortization of deferred hedges	9,477	1.19	0.24	—	—	—
DD&A	90,481	11.37	2.25	33,753	11.48	2.44
Additional DD&A(2)	—	—	—	101,300	34.46	7.34
Future income tax recovery(2)	(17,500)	(2.20)	(0.44)	(51,759)	(17.61)	(3.75)
Total return fee — units	5,000	0.63	0.12	256	0.07	0.02
Other	(494)	(0.06)	(0.01)	(467)	(0.14)	(0.04)

	86,964	10.93	2.16	83,083	28.26	6.01

Net (loss) income	$9,932	$1.25	$0.25	$(46,855)	$(15.93)	$(3.39)

(1)	Based on weighted average units and exchangeable shares of 40.2 million (2001 – 138 million).

(2)	The amounts recorded in 2001 reflect a ceiling test writedowns recorded at September 30 and December 31, 2001.

Cash flow from operations in 2002 was $96.9 million, an increase of 168 percent from the $36.2 million recorded in the March 6, 2001 to December 31, 2001 period. The 2002 cash flow incorporates increased activity levels which generated much higher cash revenues and expenses in 2002 than for the comparative March 6 to December 31, 2001 period. Non-cash expenses increased with the exception of the additional depletion, depreciation and amortization and the associated future tax recovery booked as a result of writedowns recorded in the March 6 to December 31, 2001 period. Net income in 2002 was $9.9 million, compared to a $46.9 million loss in 2001, including writedowns.

Adjusted cash flow and cash distributions

	2002	2001

Cash flow from operations	$96,896	$36,228
Deduct: interest on debentures	4,901	—

Adjusted cash flow	$91,995	$36,228

Adjusted cash flow is used to determine distributions to the Trust’s unitholders. The current policy is to pay out 90-100 percent of adjusted cash flow. For 2002, the Trust declared distributions of $2.03 per trust unit to total $81.5 million in distributions compared to $2.54 per trust unit ($36.9 million) in the March 6 to December 31, 2001 period. For Canadian residents, 48 percent of the cash distributions paid in calendar 2002 were taxable compared to 40.7 percent of the amount paid in the March 6 to December 31, 2001 period.

Capital expenditures

Capital expenditures by the Trust totalled $82.7 million in 2002, comprised of $0.4 million in land retention costs, $12.4 million in drilling, completion and equipping costs, $8.4 million in facility costs, $0.7 million in office-related equipment, and $72 million in property acquisitions. During the year, the Trust also disposed of $11.2 million of non-core assets. In the period March 6 to December 31, 2001 capital expenditures were $12.2 million. The larger asset base during 2002 resulted in increased opportunities to drill and otherwise optimize production.

For 2003, the Trust plans to spend a minimum of $30 million to reduce the natural production decline on the Trust’s core properties.

Debt

At December 31, 2002 the Trust had $187.2 million of bank debt drawn against a $255 million revolving credit facility with a syndicate of chartered banks.The credit facility is such that each year Provident requests the revolving period be extended for a further 364-day period. If the syndicate does not agree to extend the revolving period, at Provident’s option the credit facility is converted, at the end of the 364-day term, to a one-year non-revolving term-credit facility. Interest rates under the terms of the facility are determined quarterly based on the ratio of quarter-end debt divided by the previous quarter’s cash flow annualized. At December 31, 2002 the rate paid on lines drawn against this facility were at bank prime of 4.5 percent plus 0.25 percent. The Trust can draw on this facility or, to lower its effective borrowing rate, access the banker’s acceptance market. Provident has no off balance sheet debt.

For 2003, Provident does not plan to affect debt levels with the $30-$35 million capital program, as the strategy is to fund capital expenditures with proceeds from the DRIP program.

Unitholders’ equity

On January 16, 2002 the Trust issued 11.2 million trust units as consideration for the Richland acquisition. The units were ascribed a value of $98.9 million or $8.86 per unit. On October 1, 2002 the Trust issued 14.5 million trust units with an ascribed value of $158.3 million or $10.91 per unit as partial settlement for the acquisition of Meota. In addition, Provident Acquisitions Inc., an indirect wholly-owned subsidiary of the Trust, issued 5.9 million exchangeable shares with an ascribed value of $63.9 million at $10.91 per share as partial consideration for the acquisition of Meota. The conversion ratio for the exchangeable shares for the period October 1 to November 14, 2002 was equal to one trust unit for one exchangeable share, and is increased on each date that a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is converted, at the option of the holder, into trust units. On January 15, 2004 all remaining exchangeable shares associated with the Meota acquisition will be automatically exchanged for trust units, subject to extension at the option of the Trust.

On April 11, 2002 Provident completed a bought-deal financing consisting of 3.9 million trust units at a price of $10.10 per unit for net proceeds of $37.4 million. The proceeds were used to fund the acquisition of the southern Alberta property acquisition and for general corporate purposes.

Also, on April 11, 2002 – in a first for the energy trust sector – the Trust issued $64.4 million of subordinated convertible debentures with a 10.5 percent coupon rate maturing May 15, 2007. Net proceeds of $61.4 million were used to fund the southern Alberta property acquisition. The debentures can be converted into units at the option of the holder at a conversion price of $10.70 per trust unit prior to maturity. During the year, $0.125 million of debentures were converted to trust units. The debentures and the related interest obligations are classified as equity on the balance sheet as the Trust has the option of satisfying these obligations through the issuance of trust units.

Premium Distribution, Distribution Reinvestment Plan (“DRIP”)

Effective with the May 2002 distribution, the Trust initiated a premium distribution, distribution reinvestment plan (“DRIP”). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan (“Regular DRIP”). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date (“Premium DRIP”). Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the plan. Participation levels are currently in excess of 30 percent and for 2003 Provident is planning to use the proceeds provided by this plan to fund a substantial portion of its capital expenditure program.

Future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. Provident funds the reserve by paying $0.20 per boe produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2002 the cash amount contributed to the reserve totalled $1.7 million, funded by $1.3 million based on production plus a further $0.4 million from deposits carried forward from Richland. Actual expenditures incurred for the period, net of salvage values, totalled $0.6 million. Provident continues to assess its contribution level to the fund to ensure adequate funds are provided for future site reclamation projects.

Acquisitions

During 2002, Provident completed three major acquisitions: on January 16, 2002 Richland was acquired for $189 million; effective April 1, 2002 the southern Alberta properties were acquired for $72 million; and on October 1, 2002 the Trust took up and paid for the outstanding shares of Meota in a $344 million takeover. The details of the net assets acquired, liabilities assumed, the consideration paid and the form of the consideration are outlined in detail in Note 4 to the consolidated financial statements. From an operational perspective these acquisitions further diversified the Trust’s asset base, providing a majority of operated, high netback properties and a more balanced commodity mix. The acquisitions also helped to establish new core areas in southern Alberta and southwest Saskatchewan and provided a substantial inventory of low-risk development prospects and optimization opportunities. These transactions met our two key criteria of being accretive to cash flow and neutral to accretive to net asset value on a per unit basis.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the year ended December 31, 2002 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4	YTD

TSE – PVE.UN (Cdn$)
High	10.70	11.33	11.44	11.03	11.44
Low	8.20	9.97	10.02	9.85	8.20
Close	10.55	11.05	10.80	10.75	10.75
Volume (000s)	16,563	11,330	11,546	12,524	51,963
AMEX – PVX (US$)
High	6.83	7.48	7.41	6.97	7.48
Low	5.17	6.34	6.75	6.35	5.17
Close	6.52	7.07	6.82	6.86	6.86
Volume (000s)	2,224	4,590	4,445	6,597	17,856

Subsequent event – internalization of the Management Contract

On January 17, 2003 Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million paid with the issuance of 1,682,242 exchangeable shares. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003 and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates all external management fees. The share purchase agreement as a condition of closing provides for executive employment contracts for Thomas Buchanan and Randall Findlay, former shareholders of Provident Management Corporation.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market; and

•	capital markets risk and the ability to finance future growth.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution.

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	maintaining a low cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Business prospects

Provident’s strategy is to pursue growth opportunities that are accretive to both net asset value and cash flow, on a per unit basis. Provident will continue to adhere to a consistent and disciplined Commodity Price Risk Management Program that is focused on minimizing the impact of volatile commodity prices on cash flow and to help lock-in the economics of accretive acquisitions. Provident will continue to manage its capital structure to ensure debt is used prudently.

SUMMARY OF QUARTERLY RESULTS

	First	Second	Third	Fourth	2002
($000s except per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total

Financial
Revenue	$24,861	$36,800	$37,286	$64,561	$163,508
Cash flow	15,324	22,642	22,631	36,299	96,896
Net income	1,339	1,177	229	7,187	9,932
Unitholder distributions	14,813	17,794	18,839	30,080	81,526
Distributions per unit	0.46	0.49	0.51	0.57	2.03

Operating Production
Light/medium oil (bpd)	3,147	5,025	4,691	7,478	5,096
Heavy oil (bpd)	5,712	6,019	7,032	6,459	6,310
Natural gas liquids (bpd)	850	800	903	1,558	1,030
Natural gas (mcfd)	36,111	48,648	47,728	91,766	56,193

Oil equivalent (boed)	15,728	19,952	20,581	30,789	21,801

	First	Second	Third	Fourth	2002
($ per boe)	Quarter	Quarter	Quarter	Quarter	Total

Average selling price
Light/medium oil per bbl (before hedges)	$28.88	$35.14	$37.41	$35.65	$34.90
Light/medium oil per bbl (including hedges)	28.88	34.91	37.07	35.26	34.62
Heavy oil per bbl (before hedges)	21.10	27.90	29.35	22.73	25.46
Heavy oil per bbl (including hedges)	19.84	20.15	21.31	18.66	20.02
Natural gas liquids per barrel	21.17	27.01	29.78	33.82	29.04
Natural gas per mcf (before hedges)	3.52	4.2	3.44	5.21	4.35
Natural gas per mcf (including hedges)	4.35	4.52	4.29	5.06	4.67

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Provident is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on management’s informed judgements and estimates. Financial information in the Annual Report is consistent with that presented in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Trust’s assets are safeguarded and to facilitate the preparation of relevant, accurate and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee is composed of three independent directors. The Audit Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

“Thomas W. Buchanan”	“Mark N. Walker”

Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 10, 2003

AUDITORS’ REPORT

To the Unitholders of Provident Energy Trust

We have audited the consolidated balance sheets of Provident Energy Trust as at December 31, 2002 and 2001, and the consolidated statements of operations and accumulated income (loss) and cash flows for the year ended December 31, 2002 and for the period March 6, 2001 to December 31, 2001. These financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001, and the results of its operations and cash flows for the year ended December 31, 2002 and for the period March 6, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Calgary, Alberta
March 10, 2003

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
As at December 31
Canadian dollars (000s)

	2002	2001

Assets
Current assets
Cash	$42	$35
Accounts receivable	47,463	12,009
Assets held for sale	1,145	1,500
Prepaids	2,605	117

	51,255	13,661
Cash reserve for future site reclamation (Note 15)	1,490	424
Goodwill (Note 4)	102,443	—
Property, plant and equipment (Note 6)	700,037	171,808

	$855,225	$185,893

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$54,783	$11,234
Cash distributions payable	8,153	4,204
Payable to the Manager (Notes 11 and 16)	4,000	85

	66,936	15,523
Long-term debt (Note 7)	187,200	35,600
Future site reclamation (Note 15)	12,245	6,807
Future income taxes (Note 12)	116,065	23,252
Unitholders’ Equity
Unitholders’ contributions (Note 8)	513,835	187,587
Exchangeable shares (Note 8)	57,036	—
Convertible debentures (Note 9)	61,279	—
Accumulated loss	(36,064)	(45,996)
Accumulated cash distributions (Note 5)	(118,406)	(36,880)
Accumulated interest on convertible debentures	(4,901)	—

	472,779	104,711

	$855,225	$185,893

Commitments (Note 13)

The accompanying notes form an integral part of these consolidated financial statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)
Canadian dollars (000s except per unit amounts)

		For the period
	For the year ended	March 6, 2001 to
	December 31, 2002	December 31, 2001

Revenue
Gross production revenue	$207,823	$78,311
Royalties	(44,315)	(13,036)

	163,508	65,275
Expenses
Production	52,741	20,416
General and administrative	7,987	3,418
Management fees (Notes 11 and 16)	11,296	1,153
Interest on long-term debt	5,307	2,671
Depletion, depreciation and amortization	90,481	33,753
Additional depletion, depreciation and amortization (Note 6)	—	101,300

	167,812	162,711
Loss before taxes	(4,304)	(97,436)
Capital taxes	3,264	1,178
Future income tax recovery (Note 12)	(17,500)	(51,759)

	(14,236)	(50,581)
Net income (loss) for the period	9,932	(46,855)

Accumulated income (loss), beginning of period	(45,996)	859

Accumulated loss, end of period	$(36,064)	$(45,996)

Net income (loss) per unit – basic	$0.25	$(3.39)

– diluted	$0.22	$(3.39)

The accompanying notes form an integral part of these consolidated financial statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s except per unit amounts)

		For the Period
	For the year ended	March 6, 2001 to
	December 31, 2002	December 31, 2001

Cash provided by operating activities
Net income (loss) for the period	$9,932	$(46,855)
Add non-cash items:
Depletion, depreciation and amortization	90,481	33,753
Additional depletion and depreciation (Note 6)	—	101,300
Amortization of deferred charges (Note 4)	8,983	(467)
Future income tax recovery	(17,500)	(51,759)
Management fee paid with trust units (Note 11)	5,000	256

Cash flow from operations	96,896	36,228
Change in non-cash working capital	(7,090)	(11,190)

	89,806	25,038

Cash provided by financing activities
(Decrease) increase in long-term debt	(10,325)	7,500
Settlement of financial instruments	—	(4,620)
Declared distributions to unitholders	(81,526)	(36,880)
Issue of trust units, net of issue costs	56,014	57,039
Issue of debentures, net of costs	61,398	—
Declared distributions to debentureholders	(4,901)	—
Change in non-cash financing working capital	3,949	4,205

	24,609	27,244

Cash used in investing activities
Expenditures on property, plant and equipment	(21,980)	(10,979)
Acquisition of Maxx Petroleum Ltd. (Note 4)	—	(39,434)
Acquisition of Richland Energy Corporation (Note 4)	(3,389)	(331)
Acquisition of Meota Resources Corp. (Note 4)	(32,141)	—
Acquisition of oil and natural gas properties	(70,936)	(2,604)
Proceeds on disposition of oil and natural gas properties	11,157	1,421
Reclamation fund contributions	(1,317)	(479)
Change in non-cash investing working capital	4,198	86

	(114,408)	(52,320)

Increase (decrease) in cash	7	(38)
Cash beginning of period	35	73

Cash end of period	$42	$35

Cash flow from operations per weighted average unit – basic	$2.41	$2.62
– diluted	$2.17	$2.62

Supplemental disclosure of cash flow information
Cash interest paid	$4,713	$2,733
Cash capital taxes paid	$3,264	$1,212

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$ 000’s, except unit and per unit amounts)
December 31, 2002

1.	Structure of the Trust

Provident Energy Trust (the “Trust”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties and commenced operations March 6, 2001.

Cash flow is provided to the Trust from the properties owned and operated by Provident Energy Ltd. and directly and indirectly owned subsidiaries and partnerships of the Trust (“Provident”). Cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.	Significant accounting policies

(a)	Basis of presentation

These consolidated financial statements include the accounts of the Trust and Provident.

(b)	Property, plant and equipment

The Trust follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical activities, drilling of productive and non-productive wells, and tangible well equipment. Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more.

Depletion, depreciation and amortization
The provision for depletion and depreciation is calculated using the unit-of-production method based on current production divided by the Trust’s share of estimated total proved oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the unimpaired cost of unproved properties.

Ceiling test
The ceiling test limits the carrying value of the properties, net of future income taxes and accumulated provision for site restoration costs, to the estimated undiscounted future net production revenue associated with the proved oil and natural gas reserves, plus the unimpaired costs of unproved properties, less estimated future general and administrative expenses, the management fee, interest and income taxes. The test uses cost and prices in effect at the balance sheet date. In the application of the ceiling test, any excess carrying value of the assets on the balance sheet is charged to income in the current period.

Site reclamation

The provision is calculated using the unit-of-production method applied to estimated future site abandonment and reclamation costs. The costs are estimated based on regulations and industry standards currently in effect. Actual site reclamation costs incurred are charged against the site reclamation liability.

(c)	Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets received, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit (the consolidated Trust) is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.

(d)	Unit option plan

The consideration received from the option holder upon the exercise of a unit option is credited to unitholders capital at the date of exercise with no compensation expense recognized at the time the option is issued or exercised.

(e)	Financial instruments

Provident uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

(f)	Future income taxes

Provident follows the liability method for calculating income taxes. Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability. The affect of any change in income tax rates is recognized in the current period income.

(g)	Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. In particular, estimates are made by management for amounts recorded for depletion and depreciation of the property, plant and equipment, and for the provision for future abandonment and reclamation costs. The ceiling test uses factors such as estimated proved reserves, production rates, petroleum and natural gas prices and future costs. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

(h)	Revenue recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes to the purchaser.

3.	Change in accounting policy – unit based compensation

The Trust accounts for its unit based compensation plans using the intrinsic value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian generally accepted accounting principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used, the impact on the Trust’s pro forma net earnings would have been negligible.

4.	Acquisitions

(a)	Richland Energy Corporation (“Richland”)

Effective January 16, 2002 Provident acquired Richland for consideration of 11,157,225 Trust units with an ascribed value of $98.9 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Cash reserved for future site reclamation	$372
Goodwill	13,306
Fair market value of financial hedges and physical contracts for petroleum products	10,133
Property, plant and equipment	219,151
Working capital deficiency	(10,744)
Long-term debt	(75,425)
Site reclamation liability	(1,559)
Future income taxes	(52,660)

$102,574

CONSIDERATION
Acquisition costs incurred (includes $332 incurred in 2001)	$3,721
Trust units issued	98,853

$102,574

(b)	Meota Resources Corp. (“Meota”)

Effective October 1, 2002 Provident acquired Meota for cash consideration of $27.1 million and 14,517,184 trust units with an ascribed value of $158.3 million, plus 5,858,136 exchangeable shares with an ascribed value of $63.9 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Property, plant and equipment	$313,305
Goodwill	89,137
Working capital deficiency, net of cash	(2,816)
Long-term debt	(86,500)
Site reclamation liability	(1,084)
Future income taxes	(57,653)

$254,389

CONSIDERATION
Cash	$27,134
Acquisition costs incurred	5,007

Total cash consideration	32,141
Trust units issued	158,336
Exchangeable shares issued	63,912

$254,389

(c)	Maxx Petroleum Ltd. (“Maxx”)

Effective May 25, 2001 Provident acquired Maxx for cash consideration of $35.4 million cash and issued 7,475,000 units with an ascribed value of $87.0 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Property, plant and equipment	$205,240
Working capital deficiency	(10,100)
Long-term debt	(2,300)
Site reclamation liability	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other	(1,164)

$126,443

CONSIDERATION
Cash	$35,408
Acquisition costs incurred	4,026

Total cash consideration	39,434
Trust units issued	87,009

$126,443

5.	Reconciliation of cash flow and distributions

		For the Period
	For the Year ended	March 6, 2001 to
	December 31, 2002	December 31, 2001

Cash flow from operations	$96,896	$36,228
Cash reserved for interest on convertible debentures	(4,901)	—
Cash (reserved) used for financing and investing activities	(10,469)	652
Cash distributions to unitholders	81,526	36,880
Accumulated cash distributions, beginning of period	36,880	—

Accumulated cash distributions, end of year	$118,406	$36,880

Cash distributions per unit	$2.03	$2.54

6.	Property, plant and equipment

		Accumulated depletion
December 31, 2002	Cost	and depreciation	Net book value

Oil and natural gas properties	$949,504	$251,629	$697,875
Office equipment	$4,042	1,880	$2,162

Total	$953,546	$253,509	$700,037

		Accumulated depletion
December 31, 2001	Cost	and depreciation	Net book value

Oil and natural gas properties	$336,230	$166,108	$170,122
Office equipment	$2,727	$1,041	$1,686

Total	$338,957	$167,149	$171,808

The ceiling test calculation for the Trust in 2001 resulted in write downs at September 30 of $64.2 million and a further $37.1 million at December 31, prior to future tax recoveries of $43.0 million. Prices in effect at September 30, 2001 were $16.77 per barrel for heavy oil, $29.72 per barrel for light to medium oil, and $2.19 per mcf for natural gas. Prices in effect at December 31, 2001 were $13.69 per barrel of heavy oil, $25.46 per barrel for light to medium oil, and $3.65 per mcf for natural gas.

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2002 totaled $30.2 million (December 31, 2001 — $16.4 million).

7.	Long-term debt

	December 31,

	2002	2001

Revolving credit facility	$187,200	$35,600

Provident has a $255 million revolving credit facility with a syndicate of Canadian chartered banks. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter end debt divided by the previous quarters cash flow annualized. At December 31, 2002, the rate was bank prime of 4.5 percent plus 0.25 percent.

Pursuant to the terms of the agreement, each year on or after May 24 Provident can request the revolving period be extended for a further 364 day period. If the lenders do not extend the revolving period, at Provident’s option the credit facility is converted to a one year non-revolving term credit facility at the end of the 364 day term, with one-sixth of the loan balance due May 2004, one-twelfth due August 2004 and the remaining balance due at the end of the term period. As collateral security, Provident has pledged a $500 million fixed and floating charge debenture against all of its assets.

8.	Unitholders’ contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

On January 16, 2002, the Trust issued 11.2 million trust units as consideration for the Richland acquisition. On October 1, 2002, the Trust issued 14.5 million trust units and Provident Acquisitions Inc., a subsidiary, issued 5.9 million exchangeable shares as partial consideration for the acquisition of Meota Resources Corp. The conversion ratio for the exchangeable shares for the period October 1 to November 14, 2002 was equal to one trust unit for one exchangeable share, and is increased on each date a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is converted, at the option of the holder, into trust units. On January 15, 2004, all remaining exchangeable shares will be automatically exchanged for trust units, subject to extension at the option of the Trust.

Effective with the May, 2002 distribution, the Trust initiated a premium distribution, distribution reinvestment plan (“DRIP”). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan (“Regular DRIP”). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date (“Premium DRIP”). Participation in the Regular and Premium DRIP is subject to proration by the Trust. Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the DRIP.

	Year ended December 31, 2002		March 6, 2001 to December 31, 2001

TRUST UNITS	Number of units	Amount	Number of Units	Amount

Balance at beginning of period	21,054,119	$187,587	7,092,221	$43,649
Issued to acquire Maxx Petroleum Ltd.	—	—	7,475,000	87,009
Issued to acquire Richland Petroleum Corp.	11,157,225	98,853	—	—
Issued to acquire Meota Resources Corp.	14,517,184	158,336	—	—
Exchangeable share conversions	644,150	6,876	—	—
Issued for property acquisition	100,000	1,050	—	—
Issued for cash	3,900,000	39,390	6,435,500	61,425
Issued pursuant to the distribution reinvestment plan	1,507,246	15,244	—	—
Units to be issued pursuant to the distribution reinvestment plan	244,406	2,500	—	—
Issued pursuant to unit option plan	126,034	1,103	—	—
Issued or to be issued to Provident Management Corporation	467,290	5,000	31,798	256
Issued to directors of Provident	—	—	19,600	243
Debenture conversions	11,681	125	—	—
Trust unit issue costs	—	(2,229)	—	(4,995)

Balance, end of period	53,729,335	$513,835	21,054,119	$187,587

	Year ended December 31, 2002

EXCHANGEABLE SHARES
PROVIDENT ACQUISITIONS INC.	Number of Shares	Amount

Balance, December 31, 2001	—	$—
Issued to acquire Meota Resources Corp.	5,858,136	63,912
Converted to trust units	(630,292)	(6,876)

Balance, December 31, 2002	5,227,844	57,036
Exchange ratio, end of year	1.03597	—
Trust units issuable upon conversion, end of period	5,415,890	$57,036

The per trust unit amounts for 2002 were calculated based on the weighted average number of units outstanding of 40,221,914, which includes the shares exchangeable into trust units. The per trust unit amounts for the period from March 6, 2001 to December 31, 2001 were calculated based on the weighted average number of units outstanding of 13,812,533. The diluted per trust unit amounts are calculated including an additional 4,429,627 trust units issuable upon conversion of the debentures (2001 – nil), plus 56,510 trust units (2001 – 29,000) for the dilutive effect of the unit option plan.

9.	Convertible debentures

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15, 2007, and may be redeemed by the Trust under certain circumstances. The debentures and related interest obligations have been classified as equity on the consolidated balance sheet as the Trust may elect to satisfy interest and principle obligations by the issuance of trust units. During the year $0.125 million of debentures were converted to trust units.

10.	Unit option plan

The Trust Option Plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. There are 3,600,000 trust units reserved for the Trust Option Plan. Options are granted at a “strike price” which is not less than the closing price of the units on The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

	Year ended		March 6, 2001 to
	December 31, 2002		December 31, 2001

		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price

Outstanding, beginning of period	611,100	$11.16	—	$—
Granted	345,013	10.32	645,900	11.18
Exercised	(126,034)	10.87	—	—
Cancelled	(33,269)	10.72	(34,800)	11.42

Outstanding, end of period	796,810	10.86	611,100	11.16

Exercisable at end of period	330,149	$11.09	223,700	$11.14

At December 31, 2002, the Trust had 796,810 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit, and a weighted average remaining contractual life of 2.8 years.

11.	Related party transactions

The Trust was actively managed by Provident Management Corporation (the “Manager”), and in accordance with the terms of the management agreement, the Manager was entitled to receive a base fee in the amount of 2 percent of the operating cash flow of Provident, plus a total return fee based on distributions and unit price performance during the period. Pursuant to the management fee amending agreement approved in conjunction with the management internalization transaction (note 16), the base fee paid for the period January 1 to October 31, 2002 was $1.8 million and $0.5 million for the period November 1 to December 31, 2002, for a total base fee of $2.3 million. The total return fee for 2002 was restricted to $9.0 million, payable by way of $4.0 million in cash and 467,290 trust units valued at $5.0 million. For the period March 6 to December 31, 2001, the Manager was paid a base fee of $0.9 million and a total return fee of $0.25 million (paid with the issuance of 31,798 trust units). The Manager was reimbursed for administration expenses which totaled $264,242 in 2002 ($46,123 for the period March 6 to December 31, 2001).

12.	Future income taxes

The difference between the accounting value and the income tax value of assets and liabilities, which comprise the future tax liability, are as follows:

	December 31, 2002	December 31, 2001

Petroleum and natural gas properties and other	$101,341	$19,691
Production facilities	14,724	3,561

	$116,065	$23,252

The future income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 42 percent as follows:

	Year ended	March 6, 2001 to
	December 31, 2002	December 31, 2001

Expected income tax recovery	$(1,808)	$(41,508)
Increase (decrease) resulting from:
Non-deductible Crown charges and other payments	12,728	4,320
Federal resource allowance	(7,382)	(4,799)
Alberta Royalty Tax Credit	(260)	(175)
Payments to the Trust	(16,808)	(6,470)
Income less related depletion and depreciation in a wholly owned partnership and in the Trust	(2,630)	—
Other	(1,340)	(3,127)

	$(17,500)	$(51,759)

13.	Commitments

Provident has office lease commitments that extend through April 2013. Future minimum lease payments for the following five years are: 2003 - $2.0 million; 2004 — $2.0 million; 2005 — $2.1 million; 2006 — $2.1 million and 2007 — $2.2 million.

14.	Financial instruments and hedging

Provident’s commodity price risk management program was initiated to minimize the volatility of Provident’s crude oil and natural gas prices and to assist with stabilizing cash flow and distributions. Provident accomplishes this through the use of financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

The carrying amounts of current assets, the reclamation fund, current liabilities and long-term debt as stated in the financial statements approximate their estimated fair value. Substantially all of the Trust’s accounts receivable are with oil and gas marketers and joint venture partners in the oil and natural gas industry and are subject to normal industry credit risks.

With respect to financial instruments, Provident could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract. This risk is managed by diversifying the derivative portfolio among counter parties meeting certain financial criteria.

(a)		Commodity price

	(i)	Crude oil

For 2002, Provident paid out $13.0 million to settle various oil market based contracts on an aggregate volume of 2,286,250 barrels. For the period March 6, 2001 to December 31, 2001, Provident received $4.6 million to settle various oil market based contracts on an aggregate volume of 1,293,000 barrels. The estimated value of contracts in place if settled at market prices at December 31, 2002 would have resulted in a loss of $13.3 million (December 31, 2001 – would have resulted in a gain of $4.7 million). The contracts in place at December 31, 2002 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period

2003	Light oil	4,000bpd	WTI US$24.945 per bbl	January 1 – December 31
		1,000bpd	WTI US$25.045 per bbl	April 1 – June 30
		1,000bpd	WTI US$24.31 per bbl	July 1 – September 30
		1,000bpd	WTI US$23.82 per bbl	October 1 – December 31
		1,000bpd	Costless Collar WTI US$22.58 – US$26.00 per bbl	January 1 – December 31
		500bpd	Call at WTI US$30.95 per bbl	January 1 – March 31
	Heavy oil	3,000bpd	Cdn$18.90 per bbl wellhead(1)(2)	January 1 – December 31
		200bpd	Cdn$22.50 per bbl wellhead	January 1 – April 30
		1,000bpd	US$16.70 per bbl at Hardisty	January 1 – March 31
		500bpd	WTI US$24.40 per bbl	January 1 – March 31
		500bpd	US$8.50 per bbl differential at Hardisty	January 1 – March 31
		500bpd	US$18.75 per bbl at Hardisty	July 1 — December 31
2004	Light oil	2,000bpd	WTI US$24.045 per bbl	January 1 – December 31
		500bpd	WTI US$25.08 per bbl	January 1 – March 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential (see (b) below) and blending contracts and Cdn/US dollar exchange rate contracts.

(2)	Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.70 for calendar 2004. The contracts are extendible at the option of the counterparty.

(ii)	Natural gas

For 2002, Provident received $6.6 million to settle various natural gas market based contracts on an aggregate of 11,554,250 gigajoules (“GJ”). For the period March 6, 2001 to December 31, 2001, Provident received $4.2 million to settle various natural gas market based contracts on an aggregate of 2,328,000 GJ. As at December 31, 2002 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a loss of $12.4 million (December 31, 2001 – would have resulted in a gain of $3.0 million). The contracts in place at December 31, 2002 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period

2003	Natural gas(2)	11,000 GJpd	Cdn$4.96 per GJ(1)	January 1 – October 31
		20,000 GJpd	Cdn$5.48 per GJ	January 1 – March 31
		10,000 GJpd	Cdn$6.55 per GJ	January 1 – March 31
		12,500 GJpd	Cdn$4.82 per GJ	April 1 – October 31
		15,000 GJpd	Cdn$4.72 per GJ	May 1 – October 31
		15,000 GJpd	Costless Collar Cdn$4.00 – Cdn$6.10 per GJ	January 1 – April 30
		10,000 GJpd	Costless Collar Cdn$4.25 – Cdn$5.22 per GJ	January 1 – March 31
		10,000 GJpd	Costless Collar Cdn$4.50 – Cdn$5.72 per GJ	April 1 – October 31
		10,000 GJpd	Costless Collar Cdn$5.57 – Cdn$8.81 per GJ	November 1 – December 31
		10,000 GJpd	Costless Collar Cdn$5.50 – Cdn$7.85 per GJ	November 1 – December 31
		5,000 GJpd	Costless Collar Cdn$5.00 – Cdn$7.75 per GJ	April 1 – October 31
		5,000 GJpd	Costless Collar Cdn$5.50 – Cdn$7.52 per GJ	April 1 – October 31
2004	Natural gas(2)	10,000 GJpd	Costless Collar Cdn$5.57 – Cdn$8.81 per GJ	January 1 – March 31
		10,000 GJpd	Costless Collar Cdn$5.50 – Cdn$7.85 per GJ	January 1 – March 31

(1)	Contract which, if extended, would require Provident to deliver 5,000 GJpd at Cdn$4.95 per GJ for calendar 2004. The contract is extendible at the option of the counterparty.

(2)	Natural gas contracts are settled against AECO monthly index

(b)	Foreign exchange contracts

No foreign exchange contracts were utilized in 2002. For the period March 6, 2001 to December 31, 2001, Provident paid out $0.1 million to settle two U.S. dollar forward sales contracts on US$3.2 million at an average exchange rate of Cdn$1.49 per US$1. For 2003, Provident has two foreign exchange sell contracts in place for a total of US$1.25 million per month at an average exchange rate of Cdn$1.56 per US$1. Settlement of these contracts at market prices at December 31, 2002 would have resulted in a loss of $0.1 million.

15.	Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.20 per barrel of oil equivalent produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the year ended December 31, 2002, $1.3 million was contributed to the reserve and actual expenditures totaled $0.6 million. In addition, $0.4 million of segregated reclamation funds obtained with the Richland acquisition were added to the cash reserve. For the period March 6 to December 31, 2001, $0.5 million was added to the cash reserve and $0.1 million was spent on reclamations.

16.	Subsequent event

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation.

17.	Comparative balances

Certain comparative numbers have been restated to conform with the current year presentation.

18.	Reconciliation of financial statements to United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of US GAAP would have the following effects on net income as reported:

	Year ended	March 6 to
(Cdn$000s, except per unit numbers)	December 31, 2002	December 31, 2001

Net income as reported	$9,932	$(46,855)
Adjustments
Depletion, depreciation and amortization (a)	4,427	(25,137)
FAS 133 adjustment (c)	(27,666)	3,242
Interest on convertible debentures (g)	(4,901)	—
Future income taxes (a) (c) (e)	9,788	11,152

Net income (loss) — U.S. GAAP	$(8,420)	$(57,598)

Net income (loss) per unit – basic	$(0.21)	$(4.17)
Net income (loss) per unit – diluted	$(0.21)	$(4.17)

The application of US GAAP would have the following effects on the balance sheet as reported:

As at December 31
(Canadian dollars, 000's)	2002		2001

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAO	GAAP	GAAP

Assets
Property, plant and equipment (a)	$700,037	$678,728	$171,808	$146,072
Other (liabilities) assets (c)	—	(24,424)	—	3,242
Liabilities and unitholders’ equity
Future income taxes (a) (c) (e)	116,065	94,777	23,252	11,752
Demand loan (b)	—	—	—	35,600
Convertible debentures – long-term liability (g)	—	61,279	—	—
Convertible debentures – equity (g)	61,279	—	—	—
Accumulated interest on convertible debentures – equity (g)	(4,901)	—	—	—
Long-term debt (b)	187,200	187,200	35,600	—
Capital contributions (d)	513,835	517,818	187,587	191,570
Accumulated (loss) income (d)	$(36,064)	$(69,364)	$(45,996)	$(60,944)

(a)	The Canadian cost recovery ceiling test limits the capitalized costs for each cost centre to the undiscounted future net revenue from proved oil and natural gas reserves plus the cost of unproved properties less impairment, using year end prices. In addition, the aggregate value of all cost centres is further limited by including financing costs, administrative expenses, future abandonment and reclamation costs and income taxes. Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test on each cost centre using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent. Prices used in the U.S. GAAP ceiling tests are those in effect at year end and financing and administrative expenses are excluded from the calculation. The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

(b)	U.S. GAAP requires obligations that, by their terms, are due on demand to be classified as current liabilities even though payment is not anticipated within one year from the date of the consolidated balance sheets. As such the revolving bank loan at December 31, 2001 would be classified as a current liability under U.S. GAAP. Effective January 1, 2002 Canadian GAAP was harmonized with U.S. GAAP.

(c)	Since inception, Provident adopted the Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Financial Instruments and Hedging Activities, which requires that all derivatives be recorded on the balance sheet at their fair value, as either an asset or liability. Changes in the derivative’s fair value are recognized in the current period earnings, unless specific hedge accounting criteria are met. If the derivative is designated a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedge item is realized. Ineffective portions of change in fair value are recognized in earnings immediately. The mark to market at the balance sheet dates of financial contracts have been reflected in these adjustments. Pursuant to Canadian GAAP, no mark to market is recognized in the financial statements.

(d)	Under U.S. GAAP, costs associated with a plan of arrangement would be expensed. Under Canadian GAAP, the costs are offset to capital contributions.

(e)	The Canadian liability method of accounting for income taxes is similar to the United States Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.

(f)	The consolidated statements of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP. U.S. GAAP would require this statement to be a note to the financial statements.

(g)	Under U.S. GAAP, convertible debentures are treated as debt and any distributions paid on these debentures are treated as interest expense. Under Canadian GAAP, convertible debentures are classified as equity and any distributions are recorded as a direct charge to unitholders’ equity.

Recent accounting pronouncements

During 2002 the following new or amended guidelines and standards were issued, but not implemented in these financial statements.

Accounting for gains and losses on settlement of debt

In April 2002, Statement of Financial Accounting Standard No. 145 was issued, which rescinded the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002, and has no effect on the Trust.

Accounting for costs associated with exit or disposal activities

In June 2002, Statement of Financial Accounting Standard No. 146 was issued. FAS 146 requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This is effective for disposal activities initiated after December 31, 2002. The Trust is currently assessing the impact of this standard on its financial statements.

Accounting for stock based compensation – transition and disclosure

In December 2002, Statement of Financial Accounting Standard No. 148 was issued. FAS 148, Accounting for Stock Based Compensation – Transition and Disclosure, is an amendment to the previously issued FAS 123, Accounting for Stock Based Compensation, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based compensation. FAS 148 applies to fiscal years beginning after December 15, 2003, and is not expected to have a material effect on the Trust financial statements.

Hedging relationships

The Canadian Institute of Chartered Accountants issued Guideline 13, Hedging Relationships, which addresses identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes parameters for applying hedge accounting, but does not address hedge accounting methods. Guideline 13 applies for fiscal years beginning July 1, 2003. The Trust is currently assessing the impact of this standard on its financial statements.

Accounting for guarantees

In February 2003, the Canadian Institute of Chartered Accountants issued an accounting guideline on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective for the fiscal year beginning January 1, 2003, the accounting guideline requires the disclosure of the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the liability if any, the nature of any recourse provision, and any assets held as collateral.

In November 2002, the Financial Accounting Standards Board issued an interpretation FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others,” which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The Trust is currently assessing the impact of this standard on its financial statements.

CONTROLS AND PROCEDURES

(a)	Evaluation of disclosure controls and procedures. As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) was carried out by the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of Provident Energy Ltd., who also perform such functions for the Company. Based on that evaluation, the CEO and CFO have concluded that as of such date the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

(b)	Changes in Internal Controls. Subsequent to the completion of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

EXHIBITS

     See the Exhibit Index to this Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

     The Company has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

     Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 21, 2003.

PROVIDENT ENERGY TRUST By: Provident Energy Ltd.

By: /s/ Thomas W. Buchanan
Name: Thomas W. Buchanan Title: Chief Executive Officer

CERTIFICATIONS

I, Thomas W. Buchanan, certify that:

1.     I have reviewed this annual report on Form 40-F of Provident Energy Trust;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 21, 2003

/s/ Thomas W. Buchanan Thomas W. Buchanan Chief Executive Officer of Provident Energy Ltd. (Principal Executive Officer)

CERTIFICATIONS

I, Mark N. Walker, certify that:

1.     I have reviewed this annual report on Form 40-F of Provident Energy Trust;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 21, 2003

/s/ Mark N. Walker Mark N. Walker Vice President, Finance and Chief Financial Officer of Provident Energy Ltd. (Principal Financial Officer)

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of PricewaterhouseCoopers LLP
99.2	Consent of KPMG LLP
99.3	Consent of Collins Barrow LLP
99.4	Consent of Petroleum Engineers
99.5	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002