Form 40-F
period 2003-12-31
PROVIDENT ENERGY TRUST
filed 2004-04-28
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or
[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-15196

PROVIDENT ENERGY TRUST
(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

Suite 700, 112-4th Avenue S.W., Calgary, Alberta, Canada T2P 0H3 (403) 296-2233
(Address and Telephone Number of Registrant's Principal Executive Offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Trust Units outstanding at December 31, 2003: 82,824,688

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___            No    X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   X            No___

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2003;
(b)	Management's Discussion and Analysis of Financial Condition and
Results of Operations for the fiscal year ended December 31, 2003; and
(c)	Consolidated Financial Statements for the fiscal year ended December 31,
2003 (Note 21 to the Consolidated Financial Statements relates to United
States Accounting Principles and Reporting (U.S. GAAP)).

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2003

April 23, 2004

TABLE OF CONTENTS

	Page		Page

GLOSSARY OF TERMS	1	Principal Properties	36
ABBREVIATIONS, TERMS AND CONVERSIONS	4	Reserves and Future Net Revenue	38
NOTE REGARDING FORWARD LOOKING STATEMENTS	5	MIDSTREAM NGL PROCESSING OPERATIONS General	45 45
INCORPORATION AND STRUCTURE	7	NGL Extraction	46
The Trust	7	NGL Fractionation	46
Provident	7	NGL Transportation	46
Provident Holdings Trust	7	NGL Storage	47
Provident Acquisitions L.P	7	NGL Marketing	47
Provident Acquisitions Inc	7	Commercial Arrangements	47
INTERCORPORATE RELATIONSHIPS	8	SELECTED CONSOLIDATED FINANCIAL
INFORMATION CONCERNING THE TRUST,		INFORMATION	48
PROVIDENT AND CERTAIN SUBSIDIARIES	9	MANAGEMENT'S DISCUSSION AND ANALYSIS	49
Provident Energy Trust	9	MARKET FOR SECURITIES	49
Provident Energy Ltd	17	DIRECTORS AND OFFICERS	50
Provident Holdings Trust and Provident		INFORMATION CONCERNING THE OIL AND GAS
Acquisitions L.P	20	INDUSTRY	57
Provident Acquisitions Inc	20	Canadian Government Regulation	57
The Manager	24	Pricing and Marketing - Oil	57
GENERAL DEVELOPMENT OF THE BUSINESS OF		Pricing and Marketing - Natural Gas	58
THE TRUST AND PROVIDENT	25	The North American Free Trade Agreement	58
SIGNIFICANT ACQUISITIONS	28	Provincial Royalties and Incentives	58
Founders Arrangement	28	Alberta	59
Maxx Arrangement	28	Environmental Regulation	59
Richland Arrangement	29	Exports from Canada	59
Southeast Alberta Property Acquisition	30	RISK FACTORS	59
Meota Takeover	30	Oil and Gas Production Risk Factors	60
Redwater Acquisition	30	Midstream NGL Asset Risk Factors	62
Proposed Acquisition of Viracocha Energy Inc	32	General Risk Factors	65
Proposed Acquisition of Olympia Energy Inc	32	INTERESTS OF MANAGEMENT AND OTHERS IN
CORPORATE STRATEGY AND RISK		MATERIAL TRANSACTIONS	68
MANAGEMENT	33	TRANSFER AGENT AND REGISTRAR	68
General	33	INTERESTS OF EXPERTS	68
Commodity Price Risk Management Program	33	DOCUMENTS INCORPORATED BY REFERENCE	69
OIL AND NATURAL GAS OPERATIONS	36	ADDITIONAL INFORMATION	69

SCHEDULE A -	FINANCIAL STATEMENTS OF REDWATER NATURAL GAS LIQUIDS PROCESSING SYSTEM OF
WILLIAMS ENERGY (CANADA), INC.
SCHEDULE B -	REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR
AUDITOR
SCHEDULE C -	REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER
INFORMATION

-i-

GLOSSARY OF TERMS

"ABCA" means the Business Corporations Act (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Acquired Properties" means the oil and gas properties located in southeast Alberta acquired by the Trust effective May 1, 2002 from a U.S. based exploration and production company pursuant to an agreement of purchase and sale dated March 25, 2002;

"affiliate" or "associate" when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

"AMEX" means the American Stock Exchange;

"ARTC" means credits or rebates in respect of Crown royalties, which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act, which are commonly known as "Alberta Royalty Tax Credits";

"Board of Directors" or "Board" means the board of directors of Provident;

"Budget" means the Notice of Ways and Means Motion released as an annex to the March 23, 2004 Canadian Federal Budget;

"8.75% Debentures" means the 8.75% convertible unsecured subordinated debentures of the Trust;

"10.5% Debentures" means the 10.5% convertible unsecured subordinated debentures of the Trust;

"Distributable Cash" means all amounts distributed or to be distributed during any applicable period to Unitholders;

"Distribution Record Date" means on or about the 20th day of each calendar month or such other date as may be determined from time to time by the Trustee;

"Founders" means Founders Energy Ltd., a predecessor of Provident;

"Founders Arrangement" means the arrangement effective March 6, 2001 under the ABCA involving, among other things, the exchange of the common shares of Founders for notes, the exchange of the notes for Trust Units and the amalgamation of Founders with Provident;

"Holdings Trust" means Provident Holdings Trust;

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"McDaniel Report" means the independent engineering evaluations of Provident's oil, NGL and natural gas interests prepared by McDaniel dated April 2, 2004 effective December 31, 2003;

"Management Agreement" means the management agreement dated as of March 6, 2001 among Provident, the Manager and the Trustee on behalf of the Trust;

"Manager" means Provident Management Corporation, a corporation incorporated under the ABCA;

"Maxx" means Maxx Petroleum Ltd.;

"Maxx Arrangement" means the arrangement under the ABCA involving, among other things, the exchange of the common shares of Maxx for notes, the exchange of such notes for cash and/or Trust Units and the amalgamation of Maxx with Provident;

"Meota" means Meota Resources Corp.;

"Midstream NGL Assets" means the assets acquired pursuant to the Redwater Acquisition consisting of a natural gas gathering system and processing plant, as well as an NGL extraction plant, fractionation facilities, transportation systems and storage assets previously owned by Williams Canada;

"Non-Resident" means a non-resident of Canada for the purposes of the Tax Act;

"Opal" means Opal Energy Inc.;

"Option Plan" means the trust unit option plan of the Trust providing for the issuance of options to acquire Trust Units to employees, officers, directors and consultants of the Trust;

"PAI" means Provident Acquisitions Inc.;

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Provident" means Provident Energy Ltd.;

"Provident LP" means Provident Acquisitions L.P.;

"Redwater Acquisition" means the September 30, 2003 acquisition by Provident of the Redwater natural gas liquids processing business from Williams Canada for an aggregate purchase price of approximately $298.6 million (including costs associated with the acquisition), subject to certain adjustments;

"Richland" means Richland Petroleum Corporation;

"Richland Arrangement" means the arrangement under the ABCA involving, among other things, the exchange of the common shares of Richland for notes, the exchange of such notes for Trust Units and the amalgamation of Richland with Provident;

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution;

"Special Voting Unit" means a special voting unit of the Trust, which shall be entitled to such number of votes at meetings of Unitholders equal to such number of votes and any other rights or limitations to be prescribed by the board of directors of Provident in the resolution issuing any such Special Voting Units;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture, namely royalties in respect of Provident's oil and gas properties and securities of Provident or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

"Subsidiary" means, when used to indicate a relationship with another body corporate:

(a) a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b) a subsidiary of a body corporate that is the other's subsidiary; and in the case of the Trust, includes Provident;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Trust" means Provident Energy Trust, a trust settled pursuant to the laws of Alberta;

"Trust Indenture" means the trust indenture dated as of January 25, 2001 as amended from time to time, between Computershare Trust Company of Canada and Founders;

"Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under the Trust Indenture: (a) the initial $100 used to settle the Trust; (b) all funds realized from the issuance of Trust Units; (c) any Permitted Investments in which funds may from time to time be invested; (d) the initial royalty granted to the Trust; (e) any Subsequent Investment; (f) any proceeds of disposition of any of the foregoing property; (g) the common shares of Founders and the initial notes of Provident held by the Trust; and (h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Unitholders" means the holders from time to time of the Trust Units;

"Unitholder Rights Plan" means the trust unitholders rights plan adopted by the Trust pursuant to a trust unitholder rights plan agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada;

"Trustee" means Computershare Trust Company of Canada or such other trustee, from time to time, of the Trust;

"TSX" means the Toronto Stock Exchange;

"Unitholder Rights Plan Agreement" means the agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada pursuant to which the Trust adopted the Unitholder Rights Plan;

"United States" and "U.S." mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

"Williams Canada" means Williams Energy (Canada), Inc.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS, TERMS AND CONVERSIONS

Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bpd	barrels of oil per day	bcf	billion cubic feet
mmbbls	million barrels	mcfd	thousand cubic feet per day
NGLs	natural gas liquids	mmcfd	million cubic feet per day
STB	stock tank barrel of oil	m3	cubic metres
mstb	thousand stock tank barrels of oil	mmbtu	million British Thermal Units
boed	barrels of oil equivalent per day	gj	gigajoule
		gjpd	gigajoule per day

Other

boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

mboe	means thousand barrels of oil equivalent.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION
The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281

To Convert From	To	Multiply By
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

For the purposes of this Annual Information Form all conversions of natural gas to barrels of oil equivalent are on the basis of 6 mcf to 1 boe.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this Annual Information Form and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this Annual Information Form and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

  the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;

  the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

  the goal to sustain or grow production and reserves through prudent management and acquisitions;

  the emergence of accretive growth opportunities;

  the objective to achieve a consistent level of monthly cash distributions;

  the impact of Canadian governmental regulation on the Trust relative to other oil and gas companies or trusts of similar size;

  the existence, operation and strategy of the commodity price risk management program;

  the approximate and maximum amount of forward sales and hedging to be employed;

  the impact of changes in oil and natural gas prices on cash flow after hedging;

  the focus of capital expenditures on development activity rather than exploration;

  the sale, farming out or development using third party resources to exploit or produce certain exploration properties;

  the use of development activity and acquisitions to replace and add to reserves;

  the quantity of oil and natural gas reserves and oil and natural gas production levels;

  the development focus in the Lloydminster heavy oil area;

  drilling plans;

  the performance characteristics of the Midstream NGL Assets;

  the growth opportunities associated with the natural gas midstream and NGL processing business; and

  the nature of contractual arrangements with third parties for the use of Midstream NGL Assets.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Trust can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein include, but are not limited to:

  general economic conditions in Canada, the United States and globally;

  industry conditions, including fluctuations in the price of crude oil, natural gas and natural gas liquids and conditions associated with the midstream NGL business;

  uncertainties associated with estimating reserves;

  royalties payable in respect of the Trust's oil and gas production;

  governmental regulation of the oil and gas industry, including income tax and environmental regulation;

  fluctuation in foreign exchange or interest rates;

  stock market volatility and market valuations;

  the need to obtain required approvals from regulatory authorities;

  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;

  failure to obtain industry partner and other third party consents and approvals, when required;

  third party performance of obligations under contractual arrangements; and

  the other factors set forth under "Risk Factors" in this Annual Information Form.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Subject to the Trust's obligations under applicable securities laws, the Trust is not under any duty to update any of the forward-looking statements after the date of this Annual Information Form to conform such statements to actual results or to changes in the Trust's expectations.

INCORPORATION AND STRUCTURE

The Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal offices of the Trust are located at 700, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident

Provident Energy Ltd. is a corporation the common shares of which are wholly-owned by the Trust. Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders Energy Ltd. pursuant to a plan of arrangement involving the Trust, Provident and Founders effective March 6, 2001. Provident subsequently amalgamated with Maxx Petroleum Ltd. effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, Provident and Maxx. Provident was also amalgamated with Richland Petroleum Corporation effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, Provident and Richland. Provident was amalgamated with Provident Management Corporation pursuant to a management internalization transaction involving the Trust, Provident, the Manager and the shareholders of the Manager effective January 17, 2003. The head and principal offices of Provident are located at 700, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Provident owns all of the common shares of the following five subsidiaries: Provident Acquisitions Inc., 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest Inc. and Coast Pacific RLP-97 Exploration Inc.

Provident Holdings Trust

Provident Holdings Trust is an open-end unincorporated commercial trust governed by the laws of Alberta. Holdings Trust was formed pursuant to a trust indenture dated April 25, 2002 and is wholly-owned by the Trust. Holdings Trust currently holds a 99% interest in the limited partnership, Provident Acquisitions L.P. The head and principal offices of Holdings Trust are located at 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3. The registered office of Holdings Trust is 3700, 400 - 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

Provident Acquisitions L.P.

Provident Acquisitions L.P. is a limited partnership registered in the Province of Alberta. Provident LP was formed pursuant to a limited partnership agreement dated April 19, 2002. The general partner of Provident LP is Provident which holds a 1% interest in the partnership. Holdings Trust is the limited partner of Provident LP with a 99% interest in the partnership. The head and principal offices of Provident LP are located at 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3. The registered office of Provident LP is 3700, 400 - 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

Provident Acquisitions Inc.

Provident Acquisitions Inc. is a corporation wholly-owned by Provident. PAI was incorporated under the ABCA on August 19, 2002. PAI is the beneficial owner of all of the shares of 101011500 Saskatchewan Ltd. and holds a 0.00001% interest in the Meota (2000) Partnership. 101011500 Saskatchewan Ltd. holds the remaining interest in the Meota (2000) Partnership. The head and principal offices of PAI are located at 700, 112 - 4th Avenue S.W., Calgary, Alberta, T2P 0H3. The registered office of PAI is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties and Midstream NGL Assets to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Trust.

Note:

(1) Portion of cash flow withheld to fund capital expenditures, reclamation fund and debt repayment.

INFORMATION CONCERNING THE TRUST, PROVIDENT AND CERTAIN SUBSIDIARIES

Provident Energy Trust

Cash Flow

The Trust indirectly holds interests in petroleum and natural gas properties and the Midstream NGL Assets. Cash flow from the petroleum and natural gas properties flows from Provident, Provident LP and PAI to the Trust by way of royalty payments and interest payments and principal repayments on notes issued by the Trust from time to time. Cash flow from the Midstream NGL Assets flows from Provident to the Trust by way of interest payments and principal repayments on notes issued by the Trust. Distributable income generated by the royalty payments, interest payments and principal repayments is then distributed monthly to the Unitholders. Under the terms of the Trust Indenture the Trust is also entitled to (i) invest in securities of Provident from time to time; (ii) acquire royalties; (iii) temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of the Trust and paying amounts payable by the Trust in connection with the redemption of any Trust Units and making distributions to Unitholders; (iv) acquire or invest in Subsequent Investments; and (v) pay the costs, fees and expenses associated with or incidental to the foregoing.

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date in amounts equal to all of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses. In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Provident to the Trust on notes issued by the Trust from time to time. It is anticipated however, that the Trust will reinvest a portion of the repayments of principal on the notes outstanding to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

The Trust seeks to provide a stable stream of cash distributions, subject to, among other things, fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, direct expenses of the Trust, reclamation fund contributions, fluctuations in the demand for NGLs and natural gas, competition from other gas processing plants, operational matters and hazards related to the Midstream NGL Assets, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by Provident on behalf of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of, the Trust in the event of the termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of holders of Trust Units for each Trust Unit held. Holders of Trust Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from Provident and shall be entitled to such number of votes at meetings of holders of Trust Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Trust Units, the Special Voting Units shall not confer upon the holders thereof any other rights. As of April 20, 2004, there were two Special Voting Units issued and outstanding.

10.5% Debentures

In April 2002, the Trust issued $64,410,000 aggregate principal amount of convertible unsecured subordinated debentures. The 10.5% Debentures mature on May 15, 2007 and bear interest at a rate of 10.5% per annum, payable semi-annually in arrears on May 15 and November 15 in each year. The 10.5% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of May 15, 2007 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $10.70 per Trust Unit, subject to adjustment in certain circumstances. After May 15, 2005 and prior to maturity, the Trust may redeem the 10.5% Debentures in whole or in part from time to time at a price of $1,050 per 10.5% Debenture from May 15, 2005 until May 15, 2006 and at a price of $1,025 per 10.5% Debenture thereafter until maturity, in each case plus accrued and unpaid interest. On redemption or maturity of the 10.5% Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 10.5% Debenture holder. As of April 20, 2004, there was $49,910,000 aggregate principal amount of 10.5% Debentures outstanding.

8.75% Debentures

In September 2003, the Trust issued $75,000,000 aggregate principal amount of convertible unsecured subordinated debentures. The 8.75% Debentures mature on December 31, 2008 and bear interest at a rate of 8.75% per annum, payable semi-annually in arrears on June 30 and December 31 in each year. The 8.75% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of December 31, 2008 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $11.05 per Trust Unit, subject to adjustment in certain circumstances. After January 1, 2007 and prior to maturity, the Trust may redeem the 8.75% Debentures in whole or in part from time to time at a price of $1,050 per 8.75% Debenture from January 1, 2007 until January 1, 2008 and at a price of $1,025 per 8.75% Debenture thereafter until maturity, in each case plus accrued and unpaid interest. On redemption or maturity of the 8.75% Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 8.75% Debenture holder. As of April 20, 2004, there was $75,000,000 aggregate principal amount of 8.75% Debentures outstanding.

Meetings of Unitholders

Meetings of holders of Trust Units will be called and held annually for, among other things, the election of the directors of Provident and the appointment of the auditors of the Trust. The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of certain amendments to the Trust Indenture, to assign, transfer or dispose of royalties as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxy holder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution.

Unless the Trust is terminated or extended by vote of Unitholders earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money certain royalties and other assets in one transaction or in a series of transactions at public or private sale and do all other acts as may be appropriate to liquidate assets and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash remaining in the Trust among the Unitholders in accordance with their pro rata share.

Trust Unit Option Plan

The Trust has implemented a trust unit option plan. Under the Option Plan, options to purchase a maximum of 5,000,000 Trust Units may be granted to employees, officers, directors and consultants to the Trust and its subsidiaries. The Option Plan will be administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

The number of Trust Units subject to options which may be granted from time to time under the Option Plan shall not exceed 5,000,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Trust Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust or Provident (or their advisors) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of the Trust or Provident (or their advisors) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of the Trust or Provident (or their advisors), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of April 20, 2004, there were 4,094,465 options granted and outstanding under the Option Plan.

The Trust is seeking to increase the number of Trust Units available for issuance under the Option Plan from 5,000,000 to 8,000,000. The proposed increase requires the approval of Unitholders and will be voted upon at the Trust's annual and special meeting of Unitholders to be held on May 10, 2004.

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

The Trust has implemented a premium distribution, distribution reinvestment and optional unit purchase plan (the "DRIP") to provide holders of Trust Units with a means to automatically reinvest sums received on account of distributions on Trust Units. Provident reserves the right to prorate the participation in the DRIP to manage the amount of cash reinvested in the Trust and the Trust Units issued under the DRIP. Computershare Trust Company of Canada, as plan agent, may at the election of a participant (a) purchase Trust Units with the cash distributions at 95% of the market value of the Trust Units, or (b) elect to purchase additional Trust Units with the cash distributions and deliver such Trust Units to a broker in exchange for a premium cash distribution equal to an amount up to 102% of the monthly cash distribution, or (c) purchase new Trust Units under the optional unit purchase plan at a subscription price of 100% of the average market price of the Trust Units. If a participant has elected either (a) or (b), the plan agent may, on behalf of such participant, purchase additional Trust Units with the cash distributions at the market value of such Trust Units. Residents of Canada are eligible to elect options (a), (b), or (c). Due to regulatory restrictions, residents of the United States are eligible to elect option (a) only at this time.

Limitation on Non-Resident Trust Unitholders

In accordance with the Trust Indenture, in order to ensure the maintenance of the Trust's "mutual fund trust" status, Provident will: (i) prior to the consummation of any transaction involving the acquisition by the Trust of any Subsequent Investment; (ii) prior to any material modification to the Trust Fund other than as contemplated by subclause (i); (iii) promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act (which provision relates to the level of "taxable Canadian property") or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or (iv) otherwise at any time when requested by the Trustee, obtain an opinion of counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Tax Act.

If at any time the board of directors of Provident determines, in its sole discretion, or becomes aware that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination the Trust will not be maintained primarily for the benefit of Non-Residents and it shall be the sole responsibility of Provident to monitor the holdings by Non-Residents and Provident will take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

Provident may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of shareholder and beneficial shareholder mailing address lists and take such other steps specified by Provident, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

If at any time the board of directors of Provident, in its sole discretion, determines that it is in the best interest of the Trust, Provident, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act, may (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to Provident that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a NonResident; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as Provident may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided Provident with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, Provident may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; (iii) delist the Trust Units from any non-Canadian stock exchange; and (iv) take such other actions as the board of directors of Provident determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Residents to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

Generally, a trust cannot qualify as a "mutual fund trust" for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50% of the aggregate number of Trust Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction in paragraph 132(7)(a) of the Tax Act where not more than 10% of the trust's property has at any time consisted of "taxable Canadian property". Prior to the Budget, Canadian resource property, including a resource royalty, was not "taxable Canadian property" for this purpose, and therefore a number of resource royalty trusts, including the Trust, were not required to restrict non-resident ownership of their units. Under the Budget proposals, the definition of "taxable Canadian property" for this purpose will be amended so as to include Canadian resource property, and therefore resource royalty trusts, including the Trust, will be required to restrict non-resident ownership of their units prior to January 1, 2007.

March 2004 Federal Budget

The Budget proposed to introduce changes to the Tax Act in three relevant respects:

  Generally, a trust cannot qualify as a "mutual fund trust" for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50% of the aggregate number of Trust Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction where not more than 10% of the trust's property has at any time consisted of "taxable Canadian property". Prior to the Budget, Canadian resource property, including a resource royalty, was not "taxable Canadian property" for this purpose, and therefore a number of resource royalty trusts, including the Trust, were not required to restrict non-resident ownership of their units. Under the Budget proposals, the definition of "taxable Canadian property" for this purpose will be amended so as to include Canadian resource property, and therefore resource royalty trusts, including the Trust, will be required to restrict non-resident ownership of their units prior to January 1, 2007.

  Pension funds will be restricted in their ownership of "business income trusts" after 2004 to 1% of the book value of the fund's assets and to no more than 5% of the units of any business income trust. This restriction generally will not apply to a pension fund's investment in resource royalty trusts or real estate investment trusts. However, as a result of the composition of assets held indirectly by the Trust it is uncertain whether or not the Trust will be a "business income trust" for these purposes.

  After 2004, distributions to non-residents, other than distributions out of the income of the Trust (which are already subject to Canadian withholding tax) will become subject to a special 15% Canadian withholding tax. This withholding tax will generally not be refundable, except in certain circumstances where the non-resident Unitholder realizes a capital loss on the disposition of Trust Units. This measure may adversely impact non-resident Unitholders who are not able to deduct or credit such withholding tax against income taxes otherwise payable by them in the foreign jurisdiction.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the simple average of the closing price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. In certain circumstances, the aggregate Market Redemption Price payable by the Trust may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes which may be distributed in specie to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes. Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto; (b) maintaining the books and records of the Trust and providing timely reports to Unitholders; and (c) paying cash distributions to Unitholders. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment was until the first annual meeting of Unitholders. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the approval of the Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

  ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

  ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

  ensuring that such additional protection is provided for interests of Unitholders as the Trustee may consider expedient;

  removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued, or any applicable law or regulations of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

  curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Trust Unitholder Rights Plan

Pursuant to a Unitholder Rights Plan Agreement entered into between the Trust and Computershare Trust Company of Canada on March 6, 2001, the Trust has put in place a unitholder rights plan.

The Unitholder Rights Plan is intended to address deficiencies, which the Trust believes exist in current Canadian takeover bid legislation. The purpose of the Unitholder Rights Plan is to afford both the holders of Trust Units and Provident sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all holders of Trust Units have an equal opportunity to participate in any takeover bid.

The following is a summary of the principal terms of the Unitholder Rights Plan, which is qualified in its entirety by the actual text of the Unitholder Rights Plan Agreement.

Expiry of Unitholder Rights Plan

The Unitholder Rights Plan will expire at the end of the Trust's annual and special meeting of Unitholders to be held on May 10, 2004.

Issue of Rights

On the effective date of the Unitholder Rights Plan, one right (a "Right") shall be issued and attached to each of the outstanding Trust Units and will attach to each Trust Unit that is subsequently issued. Initially, certificates representing Trust Units also represent the Rights.

Rights Exercise Privilege

The Rights will separate from the Trust Units and will be exercisable, subject to action by Provident, 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Trust Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Trust Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Provident and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Trust Units having an aggregate market price (as defined in the Unitholder Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholder Rights Plan currently sets at $30).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

After the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Trust Units.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)  the take-over bid must be made to all holders of Trust Units, other than the Acquiring Person;

(b) the take-over bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to any take-over bid prior to the close of business on the date which is not less than 45 days following the date of the take-over bid and only if at such date more than 50% of the Trust Units held by independent holders of Trust Units shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(c) the take-over bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, Trust Units may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Trust Units may be taken up and paid for and that any Trust Units deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(d) the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which Trust Units may be taken up and paid for, more than 50% of the Trust Units held by independent holders of Trust Units shall have been deposited pursuant to the take-over bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

Waiver and Redemption

Provident may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Trust Units, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Trust Units prior to the expiry of the takeover bid in respect of which the waiver is granted. Provident may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Trust Units within 10 days or such other period as may be specified by Provident.

At any time prior to the occurrence of a Flip-in Event, Provident may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

Provident Energy Ltd.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties and the Midstream NGL Assets. Provident is also engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin. Provident currently has 138 employees and consultants at its head office location and 181 employees and contract operators located in several field offices within the core areas of Lloydminster, west central Alberta, southern Alberta, southwest Saskatchewan, southeast Saskatchewan and the NGL Midstream facility in Redwater, Alberta.

Delegation of Authority, Administration and Trust Governance

The board of directors of Provident has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Provident responsibility for any and all matters relating to: (a) the redemption of Trust Units; (b) the acquisition of Subsequent Investments by the Trust and the negotiation of management agreements respecting Subsequent Investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSX or AMEX of the Trust Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a holder of Trust Units is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Trust Units or rights to Trust Units, including without limitation all matters concerning the adoption of any Unitholder Rights Plan; (d) the determination of any Distribution Record Date other than the last date of each calendar month; and (e) the determination of any borrowing under the Trust Indenture. Holders of Trust Units are entitled to elect all of the members of the board of directors of Provident pursuant to the terms of the Unanimous Shareholder Agreement.

Decision Making

The board of directors of Provident supervises the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to Provident. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount equal to 5% of the market capitalization of the Trust; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, are made by the board of directors of Provident. In addition, the Trustee has delegated certain matters to the board of directors of Provident including all decisions relating to: (i) the issuance of additional Trust Units; and (ii) the determination of the amount of Distributable Cash. Any amendment to royalties will require the approval of the board of directors of Provident on behalf of the Trust. The board of directors of Provident generally holds regularly scheduled meetings to review the business and affairs of Provident and make any necessary decisions relating thereto.

Common Shares

All of the issued and outstanding common shares of Provident are held by the Trust. Each common share of Provident entitles its holder to receive notice of and to attend all meetings of the shareholders of Provident and to one vote at such meetings. The holders of the common shares are, at the discretion of the board of directors of Provident and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. All such common shares are entitled to share equally in any distribution of the assets of Provident upon the liquidation, dissolution, bankruptcy or winding-up of Provident or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the common shares.

No dividends have been paid on the common shares of Provident. Any decision to pay dividends on the common shares of Provident in the future will be made by the board of directors of Provident on the basis of Provident's earnings, financial requirements and other conditions existing at the time.

Exchangeable Shares

Provident has also issued a total of 1,682,242 exchangeable shares. All of the exchangeable shares are held by corporations related to two senior officers of Provident and were issued in connection with the Trust's management internalization transaction completed at the beginning of 2003.

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

The Trust has issued a Special Voting Unit to Computershare Trust Company of Canada, the Trustee, for the benefit of the holders of the exchangeable shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the exchangeable shares are then exchangeable.

The exchangeable shares have substantially similar attributes to the exchangeable shares issued by PAI in connection with the acquisition of Meota. See "Provident Acquisitions Inc. - Exchangeable Shares".

Provident is authorized to issue an unlimited number of exchangeable shares, issuable in series. As of April 20, 2004, there were 1,279,227 exchangeable shares of Provident issued and outstanding.

Royalties

Provident has granted certain royalties to the Trust which entitle the Trust to cash distributions in respect of the production from oil and gas properties held by Provident.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the royalties, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, these royalties shall burden only the working interest retained by or reserved to Provident.

Provident is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the "Reclamation Fund"). Provident currently funds this reserve at $0.25 per barrel of oil equivalent (converting gas to oil at 6:1) (in 2002 and prior - $0.20 per barrel of oil equivalent converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

Notes

From time to time, Provident has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust. Cash flow from Provident's producing properties distributed from Provident to the Trust includes interest payments and principal repayments on the various notes held by the Trust. In addition, cash flow from the Midstream NGL Assets flows from Provident to the Trust by way of interest payments and principal repayments on notes issued by the Trust.

Provident Holdings Trust and Provident Acquisitions L.P.

Provident LP holds certain southeast Alberta properties acquired on May 1, 2002. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form. Holdings Trust holds a 99% interest in Provident LP and is managed by Provident. Holdings Trust is wholly-owned by the Trust. The general partner of Provident LP is Provident. Provident LP has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by Provident LP after certain cost expenditures and deductions.

Provident Acquisitions Inc.

PAI holds certain Alberta and Saskatchewan properties that were acquired through the purchase of Meota. PAI is managed by Provident and has 67% interest in 10101150 Saskatchewan Ltd. and a 0.00001% interest in Meota (2000) Partnership. PAI has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by PAI after certain cost expenditures and deductions.

Exchangeable Shares

On October 1, 2002, PAI issued 5,585,136 million exchangeable shares as partial consideration for the acquisition of Meota. The exchange ratio for the exchangeable shares for the period October 1 to November 14, 2002 was initially equal to one Trust Unit for one exchangeable share and is increased on each date a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is exchanged, at the option of the holder, into Trust Units. On January 15, 2005, all remaining exchangeable shares will be automatically exchanged for Trust Units, subject to extension at the option of the Trust.

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

Retraction of exchangeable shares by Holders

Subject to the Retraction Call Right described below, a holder of exchangeable shares is entitled at any time to require PAI to redeem any or all of the exchangeable shares held by such holder for a retraction price per exchangeable share equal to the value of that number of Trust Units equal to the exchange ratio as at the retraction date (the "Retraction Price"), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

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

When a holder requests PAI to redeem the exchangeable shares, the Trust, Provident or any subsidiary of either the Trust or Provident will have an overriding right (the "Retraction Call Right") to purchase on the retraction date all but not less than all of the exchangeable shares that the holder has requested PAI to redeem at a purchase price per exchangeable share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units having a value equal to the Retraction Price.

At the time of a retraction request by a holder of exchangeable shares, PAI will immediately notify the Trust, Provident or a subsidiary of either the Trust or Provident. The Trust, Provident or a subsidiary of either the Trust or Provident must then advise PAI within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her retraction request at any time prior to the close of business on the last business day immediately preceding the retraction date, in which case the holder's exchangeable shares will neither be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident, nor be redeemed by PAI. If the holder does not revoke his or her retraction request, the exchangeable shares that the holder has requested PAI to redeem will on the retraction date be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident or redeemed by PAI, as the case may be, in each case at a purchase price per exchangeable share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

Redemption of exchangeable shares

Subject to applicable law and the Redemption Call Right, PAI:

(a) will, on January 15, 2005 (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding exchangeable shares for a redemption price per exchangeable share equal to the value of that number of Trust Units equal to the exchange ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of that number of Trust Units;

(b) may, at any time when the aggregate number of issued and outstanding exchangeable shares is less than 10% of the number of exchangeable shares issued (as such number of shares may be adjusted as deemed appropriate by the board of directors of PAI to give effect to any subdivision or consolidation of or stock dividend on the exchangeable shares, any issuance or distribution of rights to acquire exchangeable shares or securities exchangeable for or convertible into or carrying rights to acquire exchangeable shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the exchangeable shares) (the "De Minimus Redemption Date" and, collectively with an Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding exchangeable shares for the Redemption Price per exchangeable share; and

(c) will be deemed to have redeemed all but not less than all of the then outstanding exchangeable shares for the Redemption Price per exchangeable share immediately prior to the time when the trust unit purchase rights issued pursuant to the unitholder rights plan of the Trust (or pursuant to any successor or replacement rights plan) would separate from the Trust Units and become exercisable.

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

PAI will, at least 90 days prior to any Redemption Date, provide the registered holders of the exchangeable shares with written notice of the prospective redemption of the exchangeable shares by PAI, including the number of exchangeable shares PAI intends to redeem. On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the exchangeable shares and such other documents as may be required at the registered office of PAI or the office of the exchangeable shares transfer agent, PAI will deliver the Redemption Price to the holder at the address of the holder recorded in PAI's security register or by holding the Redemption Price for pickup by the holder at the registered office of PAI or the office of the exchangeable shares transfer agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of exchangeable shares (other than the Trust) will not affect the validity of any redemption of exchangeable shares pursuant to such notice.

The Trust, Provident or a subsidiary of either the Trust or Provident have been granted a right (the "Redemption Call Right"), notwithstanding a proposed redemption of the exchangeable shares by PAI on the applicable Redemption Date, pursuant to the exchangeable share provisions, to purchase on any Redemption Date all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding exchangeable shares will be obliged to sell all such shares to the Trust, Provident or a subsidiary of either the Trust or Provident, as applicable. If either the Trust, Provident or a subsidiary of either the Trust or Provident exercises the Redemption Call Right, PAI's right to redeem the exchangeable shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

Non-resident Holders

Exchangeable shares have not been and will not be issued to a resident of any foreign country. The obligation of the Trust, Provident or a subsidiary of either the Trust or Provident to pay the Retraction Price or Redemption Price in respect of the exchangeable shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the exchangeable shares transfer agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such exchangeable shares.

Voting Rights

The holders of exchangeable shares shall not be entitled to vote exchangeable shares in respect of any matters concerning PAI. In accordance with the voting and exchange trust agreement in respect of the exchangeable shares, the Trust has issued a Special Voting Unit to Computershare Trust Company of

Canada, the Trustee, for the benefit of the holders (other than the Trust, Provident or a subsidiary of either the Trust or Provident) of the exchangeable shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the exchangeable shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an exchangeable share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which such exchangeable share is then exchangeable. The Trustee will exercise each vote attached to the special voting unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Trustee will send to the holders of the exchangeable shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Trustee by the Trust, the Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Trustee.

All rights of a holder of exchangeable shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's exchangeable shares for Trust Units.

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

The Manager

Prior to 2003, the principal business of the Manager was to provide administrative and management services to the Trust including the acquisition, exploitation, development and production of crude oil and natural gas from the properties. Pursuant to the provisions of the Management Agreement, the Manager provided certain management, administrative and support services to the Trust and its affiliates, including those necessary: (a) to ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to holders of Trust Units all information to which holders of Trust Units are entitled under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of holders of Trust Units; (e) to determine the amounts payable from time to time to holders of Trust Units including Distributable Cash; and (f) to determine the timing and terms of future offerings of Trust Units, if any.

The Manager was owned by Thomas W. Buchanan and Randall J. Findlay and was incorporated solely for the purpose of providing management, advisory and administration services to Provident and the Trust.

On November 22, 2002 the Trust, Provident, the Manager, Scimitar Energy Limited and Hastings Street Management Limited (the "Vendors") entered into a share purchase agreement pursuant to which Provident agreed to purchase all of the issued and outstanding common shares of the Manager in consideration of $18 million, payable by the issuance of an aggregate of 1,682,242 exchangeable shares at an agreed upon price of $10.70 per share, subject to certain adjustments. Each exchangeable share issued to the Vendors is exchangeable for Trust Units on the basis of an exchange ratio which takes into account the cash distributions on the Trust Units. On the date of issuance of the exchangeable shares, the exchange ratio was equal to one Trust Unit for each exchangeable share.

As a condition of completing the internalization transaction, the Vendors enter into escrow agreements. The escrow provisions resulted in all exchangeable shares issued pursuant to the share purchase agreement being held in escrow. The number of exchangeable shares held in escrow representing 25% of the initial underlying Trust Units to be issued to the Vendors are releasable per year beginning on June 30, 2003 and are also releasable in certain other limited circumstances.

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

In connection with the closing of the internalization transaction, Provident entered into executive employment agreements with each of Mr. Buchanan and Mr. Findlay. Under the terms of the executive employment agreements, each of Mr. Buchanan and Mr. Findlay receives an annual salary of $250,000 for the first year of services and thereafter as determined by the Board of Directors annually, provided that each annual determination shall not be less than the previous year's annual salary. Mr. Buchanan and Mr. Findlay will also be entitled to a cash bonus of up to 50% of his annual salary in an amount determined by the Board of Directors based on certain established criteria.

In addition, options to purchase 500,000 Trust Units were granted to each of Mr. Buchanan and Mr. Findlay effective January 1, 2003. Such options vest as to 1/3 immediately and 1/3 on each subsequent anniversary of the grant.

Each of Mr. Buchanan and Mr. Findlay will also receive and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Provident's senior officers and executives.

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

In 1998, Founders realized significant gains in crude oil and natural gas production and reserves as a result of a significant multi-zone natural gas discovery at Pouce Coupe in northwest Alberta and the

December 22, 1998 acquisition of Opal. Production volumes averaged 2,489 barrels of oil equivalent per day and undeveloped land holdings increased by 99,452 net acres to total 160,268 net acres. The acquisition of Opal ranked as Founders' largest transaction at the time and provided Founders with a new Saskatchewan heavy oil core area in close proximity to Lloydminster as well as a natural gas prone core area in West Central Alberta. On a proven reserve basis the Opal acquisition provided 8.2 million barrels of oil equivalent of which 46 percent were natural gas and on a proven plus half probable basis, Founders acquired 10.2 million barrels of oil equivalent of which 48 percent were natural gas reserves. Opal was a value-driven acquisition that significantly enhanced Founders' competitive position in the gas-prone area of West Central Alberta and provided Founders with a new core growth area for heavy oil in close proximity to Lloydminster.

In 1999, high debt levels, historically low crude oil prices and limited equity markets significantly impaired Founders' growth objectives for the year. Early in 1999, management recognized the need to deal with Founders' debt levels to improve Founders' financial flexibility. Accordingly, to repay bank debt, a $15 million subordinated convertible debenture financing was completed in June 1999 and Founders commenced a program of identifying and selling $28.8 million of non-core assets throughout the year. These successful initiatives, coupled with drilling success during the second half of 1999, significantly improved the balance sheet and created a more flexible financial structure to allow Founders to aggressively compete in its core growth areas. In addition, during the third quarter of 1999, an extensive review was undertaken by management and the board of directors to evaluate and recommend strategic alternatives to maximize Founders' potential. As a result of this process, Founders refocused and simplified its business strategy to create consistent growth in shareholder value through efficient use of capital and technical resources. Daily 1999 production volumes averaged 2,874 bpd of crude oil and natural gas liquids and 12.3 mmcfd of natural gas for a total oil equivalent production of 4,922 boed.

During 2000, Founders focused its activities in the two core areas of West Central Alberta and Lloydminster. During the year, Founders participated in the drilling of a total of 31 (27.3 net) wells, resulting in 22 (20.3 net) crude oil wells, six (4.9 net) gas wells and three (2.1 net) dry holes for an overall success rate of 90 percent. During 2000, a total of 18 wells were drilled in the Lloydminster heavy oil area with a 100 percent success rate. In the gas prone area of West Central Alberta, Founders drilled or participated in drilling nine (7.0 net) wells for an overall success rate of 67 percent. During 2000, daily production volumes averaged 2,440 bpd of crude oil and natural gas liquids and 10.6 mmcfd of natural gas for a total oil equivalent production of 4,208 boed compared to an average daily production rate of 4,922 boed in 1999. The reduction in daily production volumes for 2000 compared to 1999 is attributed to the sale of approximately 1,200 boed of annualized non-core production throughout 1999. Founders' exit production for the year was slightly in excess of 4,300 boed.

During 2000, management believed that Founders, along with the vast majority of other junior E & P companies, was significantly undervalued by the market. As a result, Founders' board of directors reviewed several options for the company with a view to increasing shareholder value. At this time, it was the collective view of the board of directors that the Western Canadian Sedimentary Basin had become largely a mature basin with an operating emphasis on exploitation. In reviewing appropriate structures for a maturing basin, management believed the trust structure was the most suited structure for acquiring mid-life to mature assets and for harvesting and paying out the cash flow in a low risk, cost effective manner. The board of directors believed that a trust structure would maximize the financial return for the Founders' shareholders through the creation of a yield-based investment that could take maximum advantage of the strong commodity prices and market fundamentals currently prevailing in the oil and gas sector.

On March 5, 2001, the shareholders of Founders approved the reorganization of Founders into Provident Energy Trust. The transaction, accomplished by way of a plan of arrangement resulted in the shareholders of Founders receiving one Trust Unit in exchange for each three common shares of Founders.

On May 25, 2001, the Trust and Provident completed the acquisition of the common shares of Maxx pursuant to the Maxx Arrangement in a transaction valued at $126.4 million. The acquisition of Maxx increased the total number of Trust Units outstanding to 14,586,821 Trust Units.

On August 29, 2001, the Trust completed a treasury and secondary offering of 2,435,500 trust units for gross proceeds of $26.425 million. On December 13, 2001, in conjunction with the acquisition of Richland, the Trust completed a treasury offering of 4,000,000 Trust Units for gross proceeds of $35.0 million.

On January 15, 2002, the Trust and Provident completed the Richland Arrangement. The acquisition of Richland for $102.6 million increased the total number of Trust Units outstanding as at that date, to 32,179,546 Trust Units.

On May 1, 2002, the Trust and Provident completed the acquisition of the Acquired Properties located in southeast Alberta for a purchase price of approximately $72.0 million, payable in cash. In conjunction with the acquisition of the Acquired Properties, the Trust completed a concurrent treasury offering of 3,900,000 Trust units and $64.41 million principal amount of 10.5% Debentures for gross proceeds of $103.8 million.

On October 1, 2002, the Trust, Provident and PAI completed the acquisition of all of the Meota common shares pursuant to a takeover bid circular in a transaction valued at $254.4 million. The acquisition of Meota increased the total number of Trust Units outstanding as at that date, to 51,851,921.

On September 30, 2003, Provident completed the acquisition of the Redwater natural gas liquids processing business from Williams Canada for an aggregate purchase price of approximately $298.6 million (including costs associated with the acquisition), subject to certain adjustments. The Midstream NGL Assets acquired pursuant to the Redwater Acquisition consisted of a natural gas gathering system and processing plant, as well as an NGL extraction plant, fractionation facilities, transportation systems and storage assets owned by Williams Canada. The Midstream NGL Assets are strategically located in one of the four main natural gas liquids hubs in North America and have an approximately 25% share of NGL processing capacity in western Canada with a significant amount of its capacity contracted on a long-term fee for service or fixed margin contract basis.

In connection with the Redwater Acquisition, the Trust completed a public offering of 19,205,000 Trust Units and $75,000,000 principal amount of 8.75% Debentures for gross proceeds of $276,653,000. The net proceeds from the offering were used to fund the Redwater Acquisition.

On October 21, 2003, the Trust announced the appointment of Norman Gish to the Board of Directors of Provident and the appointments of Andrew Gruszecki as Vice President of the NGL Services division of Provident and Gary Kline as Vice President of Commercial Development and Risk Management.

On January 12, 2004, the Trust announced the appointment of Dr. Robert Mitchell to the Board of Directors of Provident.

On February 4, 2004, the Trust completed a public offering of 4,500,000 Trust Units for gross proceeds of $50,400,000. The net proceeds will be used to fund a portion of the Trust's 2004 capital expenditure program and to repay debt.

On April 6, 2004, the Trust, Provident, Olympia Energy Inc. ("Olympia") and 1101130 Alberta Ltd. ("1101130") entered into an arrangement agreement providing for the acquisition by the Trust of all of the issued and outstanding common shares of Olympia pursuant to a plan of arrangement. In connection with the plan of arrangement, certain exploration and development properties of Olympia will be transferred to 1101130, a newly created company, the shares of which will be distributed to Olympia's shareholders under the plan of arrangement. The acquisition is expected to be completed at the end of May 2004.

On April 6, 2004, the Trust, Provident, Viracocha Energy Inc. ("Viracocha") and 1100974 Alberta Inc. ("1100974") entered into an arrangement agreement providing for the acquisition by the Trust of all of the issued and outstanding common shares of Viracocha pursuant to a plan of arrangement. In connection with the plan of arrangement, certain exploration and development properties of Viracocha in Alberta will be transferred to 1100974, a newly created company, the shares of which will be distributed to Viracocha's shareholders under the plan of arrangement. The acquisition is expected to be completed at the end of May 2004.

SIGNIFICANT ACQUISITIONS

Founders Arrangement

From the end of 1999 and throughout 2000, an extensive review was undertaken by management and the Board of Directors to evaluate Founders' asset base and future growth prospects in relation to the current industry environment and to consider various strategic alternatives. As part of this review, it was determined that the Western Canadian Sedimentary Basin had become largely a mature basin with limited new growth potential. Finding costs have consistently trended upwards over the past few years indicating that large new quantities of oil and gas are becoming more difficult to find. Despite extremely strong commodity prices and fundamentals, the majority of junior Canadian exploration and production ("E&P") companies, including Founders, continued to trade at very low valuations making it difficult to acquire properties or companies or access growth capital without being extremely dilutive to shareholders. At the same time, the Canadian oil and gas trust sector was trading at much stronger valuations than the E&P sector and raised more than $700 million of new equity during 2000. In addition, many Canadian oil and gas trusts used their trust units as currency in completing more than $2 billion of corporate and property acquisitions in 2000 by the sector. After an extensive review of Founders' asset base and detailed production and cash flow modeling, the Board of Directors concluded that the best alternative for maximizing shareholder value would be to convert Founders into an oil and gas trust.

The purpose of the Founders Arrangement was to convert Founders from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Unitholders. The Founders Arrangement resulted in each shareholder ultimately receiving one Trust Unit for every three Founders common shares held with a cash payment in respect of any fractional interests. The Founders Arrangement also resulted in the termination of the shareholder rights plan of Founders and the adoption of the Unitholder Rights Plan containing substantially the same provisions as the Founders shareholder rights plan.

Maxx Arrangement

On March 26, 2001, Provident, Maxx and the Trust entered into an arrangement agreement with Maxx which provided for implementation of the Maxx Arrangement pursuant to Section 186 of the ABCA. The Maxx Arrangement became effective on May 25, 2001.

Each issued and outstanding Maxx common share was exchanged for $7.00 cash for each Maxx common share for those Maxx shareholders that elected to receive all cash or $1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Trust Units.

The Maxx Arrangement resulted in a total of $35.4 million in cash and 7,475,000 Trust Units being issued to acquire all of the issued and outstanding shares of Maxx. Maxx and Provident were amalgamated and continued as one corporation, under the name "Provident Energy Ltd."

Provident and Maxx each had three focused and matching core operating areas in the Lloydminster area of Alberta and Saskatchewan, south-east Saskatchewan and west central Alberta. The acquisition of Maxx resulted in financial and operational synergies due to the similar nature of operations and proximity of these properties. These synergies resulted in reduced general and administration expenses, operational cost reduction opportunities and the ability to access capital investment opportunities. As a result of the acquisition of Maxx, Provident's daily average production increased from 4,800 barrels of oil equivalent per day to 12,500 boed, including 6,300 barrels of conventional heavy crude oil, 1,700 barrels per day of light crude oil, 800 barrels of natural gas liquids and 20.6 mmcfd of natural gas. Provident's proven reserves increased by 167 percent from 10.6 Mboe to 28.4 Mboe and established reserves increased by 153 percent from 13.1 Mboe to 33.2 Mboe.

Richland Arrangement

On November 26, 2001, Provident, Richland, 961982 Alberta Ltd. ("Terraquest") and the Trust entered into an arrangement agreement with Richland which provided for implementation of the Richland Arrangement pursuant to Section 186 of the ABCA. The Richland Arrangement became effective on January 16, 2002. Under the terms of the Richland Arrangement, Richland shareholders received 0.4 of a Trust Unit and one share of Terraquest for each issued and outstanding common share of Richland. Pursuant to the plan of arrangement, each issued and outstanding common share of Richland was exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of Richland. As part of the Richland Arrangement, upon completion of the sale of certain assets of Richland (the "Terraquest Assets") to Terraquest for common shares of Terraquest ("Terraquest Shares"), Richland redeemed all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Terraquest Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders was then exchanged for a note, which was immediately redeemed for 0.4 of a Trust Unit.

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

The Richland Arrangement became effective on January 16, 2002 following the approval of the Richland shareholders at a special meeting held on January 15, 2002. Provident and Richland were then amalgamated, continuing as "Provident Energy Ltd.". A total of 11,157,225 Trust Units were issued by the Trust to acquire all of the issued and outstanding shares of Richland. As part of the acquisition of Richland, Provident assumed Richland's debt, net of working capital, of approximately $83 million.

Following the Richland Arrangement, Provident's daily average production increased to approximately 17,000 barrels of oil equivalent per day comprising of 40 percent natural gas, 33 percent cold conventional heavy oil and 27 percent light crude oil and natural gas liquids. The assets of Richland have diversified Provident's production mix, which, prior to the Richland Arrangement, was weighted 55 percent to heavy oil. The Richland assets are close to Provident's existing operations in west central Alberta and southeast Saskatchewan and provided a new core area in southern Alberta.

Southeast Alberta Property Acquisition

On March 26, 2002, Provident entered into an agreement of purchase and sale with the Canadian subsidiaries of a U.S. based exploration and production company providing for the acquisition by Provident of certain oil and gas properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. The right to acquire the Acquired Properties was subsequently assigned to Provident LP. The acquisition of the Acquired Properties was effective April 1, 2002 and closed on May 1, 2002.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing approximately 3,600 boed. The assets are comprised primarily of high working interest, operated properties with year round operating access. The Acquired Properties met the Trust's objectives of increasing cash available for distribution and net asset value on a per unit basis.

Meota Takeover

On August 13, 2002 PAI agreed to acquire all of the issued and outstanding shares of Meota by way of a takeover bid. PAI successfully completed the acquisition of all of the issued and outstanding Meota shares on October 2, 2002. The offer for each share consisted of: (i) Cdn$4.60 cash, or (ii) 0.415 Trust Units, or (iii) 0.415 exchangeable shares of Provident Acquisitions, or (iv) a combination thereof (subject to certain limitations).

The completion of the acquisition of Meota resulted in the payment of $27.1 million cash, the issuance of 14,517,184 Trust Units, and the issuance of 5,858,136 exchangeable shares of PAI.

The transaction added approximately 11,400 boe per day of natural gas weighted production from assets that generally overlapped Provident's existing core areas, established a new core area in southwest Saskatchewan, increased the Trust's proved developed producing, total proven and established reserves base and helped continue to diversify production base and mix. The transaction was 15 percent accretive to cash flow and neutral to net asset value, on a per unit basis. The Meota assets were comprised predominately of quality, operated, high-netback natural gas producing properties in established areas of operation.

Redwater Acquisition

On September 30, 2003, Provident completed the acquisition of the Redwater natural gas liquids processing business from Williams Canada for an aggregate purchase price of approximately $298.6 million (including costs associated with the acquisition), subject to certain adjustments. The Midstream NGL Assets acquired pursuant to the Redwater Acquisition consisted of a natural gas gathering system and processing plant, as well as an NGL extraction plant, fractionation facilities, transportation systems and storage assets owned by Williams Canada. The Midstream NGL Assets are strategically located in one of the four main natural gas liquids hubs in North America and have an approximately 25% share of NGL processing capacity in western Canada with a significant amount of its capacity contracted on a long-term fee for service or fixed margin contract basis.

In particular, the Midstream NGL Assets consist of a natural gas liquids gathering system, an NGL extraction plant, fractionation facilities, transportation systems and storage assets owned by Williams

Canada and are comprised of (i) a 65 kilometre in length six inch NGLs pipeline originating at the West Stoddart Plant and terminating at the Younger to Boundary Lake Pipeline and associated interconnects to the Younger Plant; (ii) all real and personal property comprising the Mile Post 73 Truck Terminal including all fixtures and equipment appurtenant to such facility or used or held for use in connection therewith; (iii) all of Williams Canada's 43.3% interest in the real and personal property comprising the extraction straddle plant commonly referred to as the "Younger Plant"; (iv) three liquids pipelines commonly known as the "Liquids Pipeline"; (v) an eight inch NGLs pipeline, 85 kilometres in length known as the "Hamburg to Clearhills Pipeline" originating at the Hamburg meter station and terminating at the Clearhills meter station; (vi) a ten inch NGLs pipeline, 169 kilometres in length known as the "Clearhills to LaGlace Pipeline" originating at the Clearhills meter station and terminating at the LaGlace tube storage facility; (vii) the LaGlace tube storage facility located near LaGlace, Alberta and consisting of forty-eight inch tube storage for up to 30,000 barrels of NGLs; (viii) a 65,000 barrel per day capacity fractionation plant, salt caverns storage, rail and truck loading and unloading racks, located 50 kilometres northeast of Edmonton in Sturgeon County known as the "Redwater Fractionation and Storage Facility"; (ix) seven associated product lines to and from the Redwater Fractionation and Storage Facility interconnecting to existing and future infrastructure within the Fort Saskatchewan area; and (x) all agreements, contracts, documents, permits, land rights, leases of vehicles and equipment and books and records related to the above.

The Midstream NGL Assets to be acquired extend from natural gas rich northeastern British Columbia down through central Alberta to the Redwater facility north of Fort Saskatchewan.

Provident believes the Redwater Acquisition will provide a long term lower risk diversified source of cash flow. A significant amount of the Redwater system's capacity and cash flow is contracted through long-term fee for service and fixed margin contracts with major oil and gas producers and petrochemical businesses. More than two-thirds of the plant's volume is contracted for 10 years or longer. As a result, Provident believes its economic life will be increased on a cash flow basis due to the stable fee-based contribution from long-life midstream assets.

Strategically located in one of four main NGL hubs in North America, the Redwater facility has an approximately 25% share of NGL processing capacity in western Canada and is one of the most modern and integrated NGL systems in Canada. The following table sets forth certain operational information for the Midstream NGL Assets.

				Approximate
				Net NGL Capacity
		Ownership			Propane	Gas Processing
Facility	Facility Type	Interest	Location	Ethane	Plus	Capacity
				(mbbls/d)	(mbbls/d)	(mmcf/d)

Younger Plant	Extraction	43.33%	Taylor, B.C.	11(1)	6(1)	325(1)

Liquids Gathering System	Gathering	100%	NE BC/ NW AB	-	-	-
			to Redwater

Redwater Facility	Fractionation	100%	NE of Edmonton,	25(2)	40(2)	n/a
			AB

Notes:

(1) Represents capacity from ownership interest in facility.
(2) Represents fractionation capacity.

The Midstream NGL Assets have been integrated into Provident and are run as a separate business unit. Financial reporting is done on a segmented basis to provide transparency on the performance of both the midstream and oil and gas production businesses. The midstream business is managed by operations and commercial teams that joined Provident from Williams Canada, all of whom have significant midstream experience and expertise.

The Midstream NGL Assets produced earnings before interest, taxes and depreciation of $10,200,000 and cash flow of $9,000,000 in the fourth quarter of 2003.

Proposed Acquisition of Viracocha Energy Inc.

On April 6, 2004, the Trust, Provident, Viracocha and 1100974 entered into an arrangement agreement providing for the acquisition of all of the issued and outstanding common shares of Viracocha, a publicly traded company listed on the TSX pursuant to a plan of arrangement. The transaction is valued at approximately $205.9 million, including the assumption by the Trust of $52 million of debt and working capital.

In accordance with the plan of arrangement, each share of Viracocha will be exchanged for 0.248 of a Trust Unit, representing a value of $2.71 per share of Viracocha, based upon the 30 day weighted average trading price of $10.93 for the Trust Units on the TSX. Alternatively, in lieu of receiving Trust Units, shareholders of Viracocha may elect to receive 0.248 of an exchangeable share of Provident for each share of Viracocha, or may elect to receive a combination of Trust Units and exchangeable shares of Provident. Under the terms of the plan of arrangement, the aggregate number of exchangeable shares of Provident issuable to Viracocha shareholders is limited to 1,325,000. The exchangeable shares of Provident to be issued in connection with the acquisition of Viracocha will be a different series of exchangeable shares than the exchangeable shares issued to the Vendors in connection with the management internalization transaction, but will have substantially similar attributes.

The obligations of the Trust, Provident and Viracocha to complete the plan of arrangement are subject to, among other conditions, receipt of all shareholder, court and regulatory approvals. It is anticipated that the special meeting of Viracocha shareholders will be held at the end of May 2004, with the closing of the acquisition to occur immediately following shareholder approval.

Viracocha's producing properties significantly overlap with Provident's existing operations in the Southern and East Central Alberta regions. Upon completion of the plan of arrangement, Provident will have acquired approximately 79,000 net acres of undeveloped land, excluding land transferred to 1100974.

Proposed Acquisition of Olympia Energy Inc.

On April 6, 2004, the Trust, Provident, Olympia and 1101130 entered into an arrangement agreement providing for the acquisition of all of the issued and outstanding common shares of Olympia, a publicly traded company listed on the TSX pursuant to a plan of arrangement. The transaction is valued at approximately $217.6 million, including the assumption by the Trust of $56.6 million of debt and working capital.

In accordance with the plan of arrangement, each share of Olympia will be exchanged for 0.345 of a trust unit, representing a value of $3.77 per share of Olympia, based upon the 30 day weighted average trading price of $10.93 for the Trust Units on the TSX. Alternatively, in lieu of receiving Trust Units, shareholders of Olympia may elect to receive 0.345 of an exchangeable share of Provident for each share of Olympia, or may elect to receive a combination of Trust Units and exchangeable shares of Provident. Under the terms of the plan of arrangement, the aggregate number of exchangeable shares of Provident issuable to Olympia shareholders is limited to 1,325,000. The exchangeable shares of Provident to be issued in connection with the acquisition of Olympia will be a different series of exchangeable shares than the exchangeable shares issued to the Vendors in connection with the management internalization transaction, but will have substantially similar attributes.

The obligations of the Trust, Provident and Olympia to complete the plan of arrangement are subject to, among other conditions, receipt of all shareholder, court and regulatory approvals. It is anticipated that the special meeting of Olympia shareholders will be held at the end of May 2004, with the closing of the acquisition to occur immediately following shareholder approval.

Olympia's major production properties are located within Provident's West Central Alberta core area, primarily in the Lochend, Wildcat Hills and Bottrel areas. Olympia also has production in the Suffield Atlee/Buffalo area as well as in Northern Alberta in Little Horse and Moon Creek. Upon completion of the plan of arrangement, Provident will have acquired approximately 95,000 net acres of undeveloped land, excluding land transferred to 1101130.

CORPORATE STRATEGY AND RISK MANAGEMENT

General

Provident's strategy is focused on achieving a consistent level of monthly cash distributions to the Unitholders. To this end, Provident pursues a balanced portfolio strategy that incorporates the integration of the oil and gas production business and the midstream services business. This balanced portfolio extends the economic life of the Trust, assists with the stability of cash flows and provides Provident access to a broader range of opportunities across the energy value chain.

With respect to the oil and gas production business Provident is focused on the acquisition, development, exploitation, production and marketing of crude oil and natural gas. Provident's operations are currently located in five core regions in the Western Canadian Sedimentary basin. These areas generally offer low to medium risk development potential, a well developed operational infrastructure and year round access, all of which is ideally suited to a trust. Provident will focus its development activities on low risk drilling opportunities that can be used to partially offset production declines.

Provident's midstream services business adds a new dimension to the Trust - one with minimal on-going capital requirements and reduced exposure to commodity price risk. This provides the Trust with more stable, longer life cash flows and provides the Trust access to a broader range of growth opportunities along the energy value chain.

A consistent, disciplined integrated risk management strategy will be employed by Provident, focusing on stabilizing monthly cash distributions to Unitholders. To this end, Provident plans to use both financial and physical contracts to reduce the volatility of crude, natural gas and natural gas liquids prices.

Provident's main vehicle for growth will continue to be acquisitions both in its oil and gas business and energy infrastructure business. Acquisition opportunities will continue to be evaluated against the criteria of being accretive to cash flow and net asset value.

Commodity Price Risk Management Program

Financial Risk Management

Provident's integrated risk management program is a tool employed to protect Provident's employees, stakeholders, assets, environment and reputation. It is also used to achieve more predictable and stable cash distributions. Provident's definition of risk is broad and so too are the policies and procedures Provident uses to identify, monitor, measure and mitigate business and market risks.

Provident is exposed to all the normal business and market risks inherent within the oil, natural gas and natural gas liquids business, including commodity price risk, foreign-currency rate risk, interest rate risk, and counterparty credit risk. Since its inception, Provident has used financial hedging instruments to manage the commodity and foreign exchange exposures associated with its revenue stream.

In 2003, Provident broadened the scope of its risk management activities hiring additional internal expertise and implementing an Integrated Risk Management Program that cuts across business lines and commodities, and incorporates systematic programs to identify, monitor, measure and mitigate business and market risks. Provident also established the officer level Risk Management Committee ("RMC"), members of which include Provident's chief executive officer, president, chief financial officer and vice president of commercial development and risk management.

Commodity Price Risk

Provident's Commodity Price Risk Management Program ("CPRMP") involves a disciplined hedging strategy and use of derivative instruments to minimize price risk associated with the volatility of commodity prices. These instruments may include fixed for floating swaps, costless collars, puts, calls, and fixed and indexed referenced pricing.

Oil and Natural Gas Hedging

In its oil and natural gas production business, Provident consistently layers in hedging positions such that it will have 50 to 70 percent of production hedged 12 months forward and 25 to 50 percent hedged 12 to 24 months out. The decisions to enter into hedge positions and risk management strategy selection are made by senior officers of Provident who are also members of Provident's RMC. The RMC receives input and commodity expertise from each business unit in the decisionmaking process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas.

The result of Provident's hedging program in 2003 was an opportunity cost of $49 million ($0.71 per unit). In 2003, 46 percent ($22.6 million) of Provident's opportunity cost was realized in the first quarter. During this period, world commodity spot prices were pushed higher than the prices at which Provident was hedged during the fourth quarter of 2002. The spot price increase was primarily due to market perception of a supply shortage created by a petroleum worker strike in Venezuela and reduced exports from the Persian Gulf resulting from the U.S. invasion of Iraq.

Although Provident experienced opportunity costs in 2003, Provident remains committed to its CPRMP. In 2003, Provident's hedging program achieved its goal of stabilizing cash flows. At the same time it allowed Provident to capture the higher commodity prices realized in the market during 2003 on the unhedged portion of its production. Over the long-term, Provident believes a disciplined and consistent approach to commodity price risk management will reduce the volatility of cash flow and provide for a more predictable range of distributions.

Natural Gas Liquids

In September 2003, Provident acquired the Midstream NGL Assets and entered the midstream business. Provident's midstream services business has a commodity price risk profile that differs from that of Provident's oil and natural gas production business. In the oil and natural gas production business

Provident hedges to protect absolute prices. In the midstream services business Provident hedges to protect the margins created through the buying, processing, and selling of NGLs.

The commodity price exposure in Provident's midstream operations is mitigated through long-term, fee-based and fixed margin contracts that reduce the effects of fluctuating natural gas feedstock and NGL prices. NGL sales transactions are usually executed based on a common reference price. When the buy and sell occur in the same month, the fixed margin between the prices is recovered. In the event of inter-month transactions, commodity prices are actively managed through a hedging program for the midstream services unit in accordance with Provident's CPRMP. NGLs are hedged utilizing their respective commodities except for ethane, where volumes are hedged utilizing natural gas as its primary sales and feedstock reference price.

Foreign Currency

A substantial portion of prices received for sales of crude oil, natural gas and certain NGL products are denominated in or referenced to the U.S. dollar. In the Canadian oil, natural gas and NGL businesses however, the majority of costs are denominated in Canadian dollars. As a result, changes in the U.S./Canadian dollar exchange rate can have positive or negative effects on oil and natural gas field netbacks and NGL margins.

Provident manages its exposure to fluctuations between the U.S./Canadian dollar exchange rate by matching a significant portion of its expected cash costs and cash revenues in the same currency. Provident may use derivative instruments to effectively convert cash flows from U.S. dollars to Canadian dollars.

In 2003, despite a bullish commodity price environment, the 18 percent appreciation of the Canadian dollar relative to the U.S. dollar over the year generally had a negative effect on the oil and natural gas sector. During 2003, the U.S./Canadian dollar exchange rate averaged $0.714 compared to $0.637 in 2002. Given Canadian currency-denominated 2003 heavy oil hedges, Provident realized a $2 million positive cash flow increase.

Interest Rate Risk

Provident is also exposed to fluctuations in the Canadian prime interest rate as a result of the use of its term revolving debt facility. Provident actively monitors interest rates and the tools available to effectively fix interest payable at current or lower rates.

Credit Risk

Credit risk is the risk of non-payment by a customer or counterparty. Provident's credit policy has determined portfolio limits to ensure a diversified customer base and mitigate counterparty exposure. Provident evaluates the business and financial risk factors for each counterparty through internal credit procedures and in certain situations may request credit support in the form of letters of credit, guarantee or cash prepayment. A maximum credit limit is determined for each counterparty based on the credit ratings and internal models for each counterparty, which are based on company specific information and industry analysis. Credit exposures and limits are monitored routinely and reported to the RMC.

Insurance

Provident continually reviews its insurance requirements and policies to ensure adequate coverage of its assets. Insurance is in place for property damage, general liability, environmental impact, business interruption, directors and officers. The RMC receives reports and monitors the adequacy and appropriateness of Provident's insurance coverage.

The following table summarizes the current Program as at December 31, 2003:

Year	Product	Volume	Terms	Effective Period
2004	Light Oil	4,500 Bpd	WTI US$23.41 per bbl	January 1 - December 31
		500 Bpd	WTI US$25.08 per bbl	January 1 - March 31
2005	Light Oil	2,000 Bpd	WTI US$25.01 per bbl	January 1 - December 31
2004	Heavy Oil (1)	2,800 Bpd	US$17.96 per bbl at Hardisty	January 1 - December 31
2004	Natural Gas (2)	5,000 Gjpd	Cdn$4.95 per gj	January 1 - December 31
		9,000 Gjpd	Cdn$6.36 per gj	January 1 - March 31
		900 Gjpd	Cdn$5.75 per gj	January 1 - October 31
		27,000 Gjpd	Cdn$5.10 per gj	April 1 - October 31
		3,600 Gjpd	Cdn$5.82 per gj	November 1 - December 31
		10,000 Gjpd	Funded Collar Cdn$5.50 - $8.75 per gj	January 1 - March 31
		10,000 Gjpd	Costless collar Cdn$5.50 - $7.85 per gj	January 1 - March 31
		5,000 Gjpd	Costless collar Cdn$6.00 - $7.28 per gj	January 1 - March 31
		5,000 Gjpd	Costless collar Cdn$6.25 - $8.00 per gj	January 1 - March 31
		3,000 Gjpd	Costless collar Cdn$5.50 - $6.23 per gj	April 1 - December 31
		3,000 Gjpd	Costless collar Cdn$5.25 - $7.10 per gj	November 1 - December 31
		2,000 Gjpd	Costless collar Cdn$5.50 - $7.29 per gj	November 1 - December 31
2005	Natural Gas (2)	3,000 Gjpd	Cdn$5.90 per gj	January 1 - March 31
		600 Gjpd	Cdn$5.39 per gj	January 1 - October 31
		3,000 Gjpd	Costless collar Cdn$5.25 - $7.10 per gj	January 1 - March 31
		2,000 Gjpd	Costless collar Cdn$5.50 - $7.29 per gj	January 1 - March 31

Notes:

(1)     The heavy oil price of US$17.96 per bbl has been fixed through a combination of U.S. dollar denominated WTI contracts combined with US dollar differential contracts.
(2)     Natural gas contracts are settled against AECO monthly index.

OIL AND NATURAL GAS OPERATIONS

Principal Properties

The following are descriptions of Provident's principal producing areas. All conversions of gas to oil are on a 6:1 basis.

West Central Alberta

The core operating area of West Central Alberta accounted for approximately 38 percent of Provident's 2003 production and is Provident's largest production area. Provident believes the strength of the West Central Alberta region lies in its liquids-rich, longlife natural gas reserves and high-quality light crude oil.

In the fourth quarter 2003, West Central Alberta production included 43,308 mcfd (7,218 boed) of natural gas and 2,376 boed of light/medium oil. In 2003, Provident spent $5.3 million in the region, including $0.9 million on drilling related expenditures, $0.5 million on workovers, $3.5 million on optimization projects, and $0.4 million on land and seismic activities. Operating costs in this area averaged $6.91 per boe in 2003.

In 2004, production is expected to average 37,800 mcfd (6,300 boed) natural gas and 2,000 boed light/medium oil. With total production anticipated to be 8,300 boed, West Central Alberta will remain Provident's top-producing region. Capital expenditures are budgeted at approximately $11.0 million, of which $9.2 million will relate to non-operated activities and $1.8 million on internal projects and related items.

Lloydminster

The Lloydminster region accounted for approximately 27 percent of Provident's 2003 production. Fourth-quarter production was 7,152 boed of heavy oil and 2,310 mcfd (385 boed) of natural gas. Regarded as the heavy oil capital of the world, Lloydminster has been a core operating region for Provident since 2001, given its low-risk development and stable production profile.

Provident posted very strong results on its $12.2 million development program at Lloydminster, achieving low-risk, flat-profile production additions at approximately one-third the cost of industry crude oil acquisitions in 2003. On-stream costs at Lloydminster averaged $8,800 per flowing barrel of reserves. Provident's Lloydminster heavy oil development program produced an incremental 2,650 boed, representing 85 percent of Provident's replacement production in 2003. Operating costs for heavy oil averaged $8.02 per boe in 2003.

Provident continues to apply technical and operating expertise to its heavy oil properties. Capital expenditures are targeted at adding inexpensive production or reducing operating costs to maximize netbacks. In 2004, Provident will allocate $9.4 million of capital to development and optimization activities in the Lloydminster region, $5.5 million of this amount will be spent on low-risk drilling opportunities, $2.5 million on land acquisition and seismic evaluation, and $1.4 million on workovers and related items. Annual production is expected to be approximately 6,440 boed of heavy oil and 1,900 mcfd (300 boed) of natural gas.

Southern Alberta

The Southern Alberta region accounted for approximately 22 percent of 2003 average production. The region consists of 12 operated and non-operated properties that were acquired in three separate transactions in 2002. In the fourth quarter of 2003 natural gas production averaged 19,947 mcfd (3,325 boed), while light/medium oil and NGLs were 2,176 boed. Provident spent $6.6 million in 2003, including $2.6 million for drilling and $3.2 million on recompletion and optimization. Provident added an incremental 550 boed of light/medium oil production in Southern Alberta through internal development efforts in 2003. On stream costs were $12,000 per boe flowing. Operating costs in this area averaged $8.59 per boe.

In 2004, Provident intends to spend approximately $10 million in the Southern Alberta region, primarily on shallow natural gas-related opportunities. Provident expects to spend $6.3 million on drilling-related activities and the balance on facilities, land and seismic evaluation. Production is expected to average 19,800 mcfd (3,300 boed) of natural gas and 2,200 boed of light/medium oil and NGLs for 2004.

Southwest Saskatchewan

Southwest Saskatchewan accounted for approximately 6 percent of Provident's 2003 production. The region was added to Provident's core operating areas following the acquisition of Meota in 2002.

Fourth quarter production included 1,118 boed of light/medium oil and NGLs and 2,902 mcfd (484 boed) of natural gas. Production in this core area has lower declines in the predominantly shallow natural-gas formations. In 2003, Provident spent $1.5 million in the region, including drilling-related activities, facilities, land acquisition and retention, and seismic evaluation. Operating costs in the area averaged $7.42 per boe.

Due to Southwest Saskatchewan's significant low-risk infill drilling and shallow natural gas development potential, Provident intends to spend approximately $12 million, 27 percent of its capital budget, on shallow gas development in 2004. The region's 2004 shallow gas capital program includes $9.5 million on drilling and the remainder on land acquisition and seismic evaluation. 2004 production is expected to average approximately 2,000 boed, including 6,000 mcfd (1,000 boed) of natural gas and 1,000 boed of light/medium oil and NGLs.

Southeast Saskatchewan

Provident's Southeast Saskatchewan region accounted for approximately 7 percent of 2003 production. Located on the northern edge of the Williston Basin, Provident's high working interests in this region contribute stable, light/medium oil production.

Fourth quarter 2003 production averaged 1,961 boed. Annual operating costs averaged $7.48 per boe. In 2003, Provident spent $2.3 million in the region, approximately 50 percent of which was spent on drilling-related activities and the remainder on workovers and facilities.

Production is expected to average 1,600 boed in 2004. Provident intends to spend approximately $2.8 million on capital projects, including $1.8 million to be spent on drilling prospects.

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Provident as evaluated by McDaniel in the McDaniel Report. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables do not necessarily represent the fair market value of the Corporation's reserves. There is no assurance that the forecast price and cost assumptions contained in the McDaniel Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the McDaniel Report. The recovery and reserves estimates on Provident's properties described herein are estimates only. The actual reserves on Provident's properties may be greater or less than those calculated.

OIL AND GAS RESERVES
BASED ON CONSTANT PRICES AND COSTS(9)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)
Proved Developed Producing(2)(6)	11,760	10,051	4,065	3,483	108,683	88,513	2,146	1,622
Proved Developed Non-Producing(2)(7)	227	184	514	442	10,494	8,535	56	47
Proved Undeveloped(2)(8)	346	296	3,062	2,748	2,190	1,783	47	39

Total Proved(2)	12,333	10,530	7,640	6,672	121,367	98,832	2,250	1,708

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON CONSTANT PRICES AND COSTS(9)

	0%	10%
	(M$)	(M$)
Proved Developed Producing(2)(6)	594,257	417,203
Proved Developed Non-Producing(2)(7)	24,584	16,120
Proved Undeveloped(2)(8)	29,484	18,582
Total Proved(2)	648,325	451,904

After tax forecasts not applicable as Provident is an energy trust.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
BASED ON CONSTANT PRICES AND COSTS(9)

						Future		Future
					Abandonment	Net Revenue		Net
					and	Before		Revenue
			Operating	Development	Reclamation	Income	Income	After Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)

Total Proved(2)	1,417.9	272.9	415.2	24.7	56.8	648.3	N/A	N/A

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED UPON CONSTANT PRICES AND COSTS(9)

		Future Net Revenue Before Income
		Taxes (Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	141,078.8
	Heavy oil	38,829.8
	Associated gas and non-associated gas	284,625.4

OIL AND GAS RESERVES
BASED ON FORECAST PRICES AND COSTS(10)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)
Proved Developed Producing(2)(6)	11,155	9,545	3,937	3,372	107,404	87,853	2,133	1,659
Proved Developed Non-Producing(2)(7)	226	187	508	439	10,482	8,633	56	48
Proved Undeveloped(2)(8)	346	297	3,028	2,746	2,190	1,788	47	39
Total Proved(2)	11,727	10,028	7,473	6,557	120,076	98,274	2,236	1,746
Total Probable(3)	3,183	2,719	4,402	3,963	28,850	23,948	534	422
Total Proved Plus Probable(2)(3)	14,910	12,747	11,876	10,520	148,926	122,222	2,771	2,168

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON FORECAST PRICES AND COSTS(10)

		Before Deducting Income Taxes Discounted At(1)
	0%	5%	10%	15%	20%
	($M)	($M)	($M)	($M)	($M)
Proved Developed Producing(2)(6)	439,686	366,368	322,198	289,862	264,889
Proved Developed Non-Producing(2)(7)	9,603	9,443	8,765	8.030	7,346
Proved Undeveloped(2)(8)	19,993	15,504	12,152	9,578	7,557
Total Proved(2)	469,282	391,613	343,114	307,469	297,791
Total Probable(3)	150,305	100,534	75,140	59,281	48,430
Total Proved Plus Probable(2)(3)	619,588	491,850	418,254	366,751	328,221

(1) After tax forecasts not applicable as Provident is an energy trust.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
BASED ON FORECAST PRICES AND COSTS(10)

						Future		Future
					Abandonment	Net Revenue		Net
					and	Before		Revenue
			Operating	Development	Reclamation	Income	Income	After Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)

Total Proved(2)	1,242.5	233.4	447.9	25.0	66.9	469.3	N/A	N/A
Total Proved Plus	1,606.0	295.2	575.2	45.3	70.8	619.6	N/A	N/A
Probable(2)(3)

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED ON FORECAST PRICES AND COSTS(9)

		Future Net Revenue Before Income Taxes
		(Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	94,024.0
	Heavy oil	31,432.0
	Associated gas and non-associated gas	230,335.4

RECONCILIATION OF COMPANY NET
RESERVES BY PRINCIPAL PRODUCT TYPE
BASED ON FORECAST PRICES AND COSTS (10)

The following table sets forth a reconciliation of the changes in Provident's light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2003 against such reserves as at December 31, 2002 based on the price and cost assumptions set forth in note 10.

	Light & Medium Oil				Heavy Oil		Associated & Non Associated Gas
						Net			Net
			Net Proved			Proved			Proved
	Net	Net	Plus	Net	Net	Plus		Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Net Proved	Probable	Probable
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)

At December 31, 2002	14,692.9	2,150.8	16,843.7	8,422.5	2,751.1	11,173.6	133,865.0	21,786.0	155,651.0
Extensions	64.3	16.1	80.4	609.2	102.6	711.8	1,155.2	192.1	1,347.3
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	-288.6	982.2	693.6	-282.2	1,093.4	811.2	-11,527.1	2,256.5	-9,270.7
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	0.2	-	0.2	-	-	-	3.4	0.0	-

	Light & Medium Oil				Heavy Oil		Associated & Non Associated Gas
						Net			Net
			Net Proved			Proved			Proved
	Net	Net	Plus	Net	Net	Plus		Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Net Proved	Probable	Probable
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)
Dispositions	-233.4	-56.1	-289.5	-	-	-	-4,751.8	-826.1	-5,577.9
Economic Factors	-125.4	47.8	-77.6	-75.1	15.7	-59.3	-51.7	539.4	487.7
Production	-2,336.0	-	2,336.0	-2,117.0	0.0	-2,117.0	-20,418.6	-	-20,418.6
At December 31, 2003	11,774.0	3,140.7	14,914.7	6,557.4	3,962.8	10,520.3	98,274.3	23,947.9	122,222.2

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2003 against such reserves as at December 31, 2003.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10%
BASED ON CONSTANT PRICES AND COSTS (9)

2003
(M$)

Estimated Future Net Revenue at December 31, 2002	789,559
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(198,481)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(108,275)
Changes in Previously Estimated Future Development Costs	(11,836)
Changes in Estimated Future Development Costs	(5,983)
Extensions and Improved Recovery	8,759
Discoveries	-
Acquisitions of Reserves	34
Dispositions of Reserves	(15,082)
Net Change Resulting from Revisions in Quantity Estimates	(31,826)
Accretion of Discount	25,035
Net Change in Income Taxes	N/A
Estimated Future Net Revenue at December 31, 2003	451,904

Notes:

  "Gross Reserves" are Provident's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operating or non-operating) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

  "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

  "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

  "Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

  "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

  "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

  "Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

  The product prices used in the constant price and cost evaluations in the McDaniel Report were as follows: Light/Medium Crude $Cdn $40.93/bbl; Heavy Crude $Cdn 32.00/bbl; Natural Gas $Cdn 5.99/mcf; Natural Gas Liquids $Cdn 38.14/bbl.

   The pricing assumptions used in the McDaniel Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. McDaniel is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

						Natural Gas
	Light and Medium Crude Oil			Heavy Oil	Natural Gas	Liquids	Inflation Rate	Exchange Rate
		Edmonton	Cromer
	WTI Cushing	Par Price	Medium 29.3[0]	Hardisty	AECO Gas	Edmonton
	Oklahoma	40[0] API	API	Heavy 12[0] API	Price	NGL Mix
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	%/year	$US/$Cdn

Year
Forecast
2004	29.00	37.70	32.20	22.70	5.50	27.90	2.0	0.750
2005	26.50	34.30	29.71	21.55	5.19	25.50	2.0	0.750
2006	25.50	33.00	28.84	21.56	4.87	24.50	2.0	0.750
2007	25.00	32.30	28.06	20.63	4.68	23.80	2.0	0.750
2008	25.00	32.30	27.97	20.39	4.53	23.70	2.0	0.750
Thereafter escalated at 2%

Undeveloped Reserves

The following table sets forth the volumes of proved undeveloped reserves that were attributed for each of Provident's product types for the most recent five financial years and in the aggregate before that time.

Proved Undeveloped	Light and Medium
	Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
	(mbbl)	(mbbl)	(mmcf)	(mbbl)
2001	229.8	4,286.8	4,924.2	121.5
2002	329.6	3,775.1	3,495.0	47.7
2003	155.0	2,745.1	1,774.2	39.0

Probable Undeveloped	Light and Medium
	Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
	(mbbl)	(mbbl)	(mmcf)	(mbbl)
2001	512.1	3,849.8	5,873.0	208.9
2002	121.2	3,438.7	2,381.5	42.1
2003	228.3	3,180.9	832.4	11.7

Provident's proved undeveloped and probable undeveloped reserves are attributed in accordance with NI 51-101, the majority of which are represented by heavy oil locations in the Lloydminster area of Alberta. These reserves are expected to be developed over the following 2 to 4 years. The basis for this time frame is that the undeveloped locations are developed with the purpose of replacing naturally occurring production declines, and not in an effort to bring the production on stream all at once.

Future Development Costs

FUTURE DEVELOPMENT COSTS

	Total Proved Estimated	Total Proved	Total Proved Plus
	Using	Estimated Using Forecast	Probable Estimated Using
	Constant Prices and Costs	Prices and Costs	Forecast Prices and Costs
	(M$)	(M$)	(M$)
2004	8,200	8,200	11,200
2005	10,800	10,900	22,600
2006	5,200	5,400	10,000
2007	100	100	700
2008	-	-	100
Total for all years undiscounted	24,700	22,500	45,300
Total for all years discounted at 10%/year	22,000	22,200	39,800

Provident will use a combination of funding sources for future development costs including; internally generated cash flow, debt and equity financing including dividend re-investment programs and other equity issues. The cost of these funds is not expected to have a material or significant impact on disclosed reserves.

Significant Factors or Uncertainties

There are no significant factors or uncertainties that may impact the reserves and values other than those general factors relating to the oil and gas business in general and as discussed in this section, the Management's Discussion and Analysis incorporated by reference herein, and elsewhere in this Annual Information Form.

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Provident held a working interest as at December 31, 2003:

		Producing Wells			Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta
Lloydminster	215	211.7	4	0.9	96	92.9	1	0.5
West Central Alberta	528	69.4	354	131.1	170	44.9	75	38.3
Southern Alberta	347	206.6	679	313.3	219	136	120	80.6
Other Alberta	173	14.2	164	38.7	72	10	47	10.7
	1,263	501.9	1,201	484.0	557	283.8	243	130.1
Saskatchewan
Lloydminster	165	160.4	11	11	37	32.4	0	0
Southeast Saskatchewan	970	184	1	0.3	112	31	1	0.8
Southwest Saskatchewan	130	75.9	43	42.1	8	5.8	2	2
Other Saskatchewan	2	2	1	1	0	0	0	0
	1,267	422.3	56	54.4	157	69.2	3	2.8

British Columbia	74	4.7	169	1	100	4.3	23	1.7

Total	2,604	928.9	1,430	539.4	814	357.3	269	134.6

(1) "Gross" wells mean the number of wells in which Provident has an interest.
(2) "Net" wells means the aggregate numbers obtained by multiplying each gross well by Provident's percentage interest therein.

Significant Properties

The following outlines Provident's top 5 most significant properties based upon present worth value and forecast prices and costs. Virtually all of Provident's properties are located onshore in Canada. The individual value of each of these properties would not exceed 10% of the total value of the company's reserves on a proved basis. Undeveloped reserves for these properties are not significant with the exception of Lloydminster which has been discussed previously.

Brazeau River and Whitecourt are gas properties located in west central Alberta.

Lloydminster is a collection of heavy oil properties in eastern Alberta. The undeveloped reserves attributed to Lloydminster will be developed on the basis of single well batteries and the timing of their development is solely a matter of timing to replace current production declines.

Gilby is an oil and gas property in central Alberta.

Little Bow is an oil and gas property in Southern Alberta.

Costs Incurred

The following table summarizes the capital expenditures made by Provident on oil and natural gas properties for the year ended December 31, 2003.

Property Acquisition Costs		Exploration Costs	Development Costs
(M$)		(M$)	(M$)
	Unproved
Proved Properties	Properties
159	-	-	31,628
159	-	-	31,628

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Provident completed during its 2003 financial year:

	Exploratory Wells		Development Wells
	Gross(1)	Net(1)	Gross(1)	Net(1)

Oil Wells	-	-	34	28.1
Gas Wells	-	-	51	5.6
Service Wells	-	-	-	-
Dry Holes	-	-	2	2.0
	-	-	87	35.7

Note:

(1) "Gross Reserves" are Provident's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operating or non-operating) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

Abandonment and Reclamation Costs

Abandonment and reclamation costs for well bores and surface leases are estimated by McDaniel & Associates based upon operating practices and experience. Plant and other facility abandonment and reclamation costs are assumed to be offset by facility salvage costs. The future net present values disclosed herein are after abandonment costs. Provident expects to abandon 2,009 net wells in total over the life of the reserves.

The expected abandonment costs for each of the next three years and over the life of the reserves is shown below, both undiscounted and discounted at 10% based on constant prices and costs.

Abandonment Costs
Undiscounted - M$
2004	2,200
2005	3,500
2006	4,000
3 year Subtotal	9,700

Total Undiscounted	59,000

Total Discounted @ 10%	28,900

Production Estimates

The following table sets forth the volume of production estimated for 2004 (company interest including royalty volumes earned:

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
Total	2,310.9 mbbl	2,147.1 mbbl	23,500 mbbl	246.4 mbbl
Per Day	6,331 bbls/d	5.882 bbls/d	64,383 mcf/d	675 bbls/d

Production History

The following table sets forth certain information in respect of production, product prices received, including hedging activities, royalties, production costs and netbacks received by the Corporation for each quarter of its most recently completed financial year:

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Average Daily Production
Light and Medium Oil (mbbl/d)	7,285	6,770	6,748	6,454
Heavy Oil (mbbl/d)	6,245	6,700	7,495	7,151
Natural Gas (mcf/d)	83,924	72,898	73,090	68,657
Natural Gas Liquids (mbbl/d)	1,085	1,162	1,276	1,145
Average Net Prices Received
Light and Medium Oil ($/mbbl)	$ 43.64	$ 33.57	$ 33.49	$ 32.79
Heavy Oil ($/mbbl)	31.63	23.47	24.17	20.61
Natural Gas ($/mcf)	7.94	5.64	5.14	5.62
Natural Gas Liquids ($/mbbl)	45.13	37.16	28.26	34.48
Royalties
Light and Medium Oil ($/bbl)	$ 9.37	$ 6.55	$ 6.85	$ 6.70
Heavy Oil ($/bbl)	4.48	3.87	4.88	3.80
Natural Gas ($/mcf)	1.81	1.56	1.18	1.15
Natural Gas Liquids ($/bbl)	16.55	11.12	7.19	8.43
Production Costs
Light and Medium Oil ($/bbl)	$ 7.70	$ 7.59	$ 8.62	$ 10.29
Heavy Oil ($/bbl)	8.26	9.39	7.86	8.02
Natural Gas ($/mcf)	0.96	1.08	1.11	1.48
Natural Gas Liquids ($/bbl)	5.74	6.47	6.66	8.87
Netback Received
Light and Medium Oil ($/bbl)	$ 14.97	$ 15.04	$ 12.77	$ 9.63
Heavy Oil ($/bbl)	11.61	8.66	9.42	8.44
Natural Gas ($/mcf)	3.69	3.20	2.82	2.87
Natural Gas Liquids ($/bbl)	22.83	19.56	14.41	17.17

MIDSTREAM NGL PROCESSING OPERATIONS

General

The Canadian NGL industry involves the production, transportation and marketing of products that are extracted from natural gas prior to its sale to end use customers. On a production basis, the Canadian industry is about one third the size of the US industry, and the Midstream NGL Assets represent one of the five largest NGL production asset groupings in North America. The profitability of the industry is based on the products extracted being of greater economic value as separate commodities than as components of natural gas.

Natural gas is a mixture of various hydrocarbon components, the most abundant of which is methane. The higher value hydrocarbons, which include ethane (C2), propane (C3), butane (C4) and pentanes-plus (C5+), are generally in gaseous form at the pressures and temperatures under which natural gas is gathered and transported. The basis of the NGL industry is the recovery of these higher value hydrocarbons from natural gas for sale in a liquid form. In Canada, approximately 90% of NGLs are a by-product of natural gas processing, with 10% resulting from the refining of crude oil. Approximately 75% of NGL production in Canada results from natural gas production in Alberta.

The NGL value chain begins with the gathering of gas that is produced. The gas then gets processed through processing plants, extraction facilities and fractionation facilities in order to remove high value NGLs, as well as water, sulphur and other impurities. The value chain culminates with the transportation and eventual sale of NGLs to the final customer.

NGL Extraction

The heart of the NGL value chain lies in the extraction of NGLs from natural gas, which takes place in a number of steps at extraction facilities. NGLs are recovered primarily at three types of extraction facilities: natural gas field plants, natural gas straddle plants and oil refineries. Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems. Field plants also remove almost all pentanes-plus and as much as 65% of propane and 80% of butane in order to meet pipeline specifications. Most field plants do not remove ethane, but there is currently about 70,000 b/d of ethane produced from Alberta field plants out of a total 240,000 b/d of ethane production from western Canada. The NGLs extracted are generally removed in mixes (either ethane-plus or propane-plus), which must be further processed in subsequent steps to separate out the individual products. Approximately 40% of the 700 field plants in western Canada extract NGLs.

NGL Fractionation

NGL mix extracted at field plants is transported to fractionation facilities, which enhances its value by separating the mix into its components: ethane, propane, butane and pentanes-plus. Fractionation generally does not occur at field plants, but rather at a central location (although there is some fractionation capacity at certain field plants in Alberta). The NGL mixes are moved by truck or pipeline to fractionation centres, with the greater Edmonton region serving as the major fractionation centre in Alberta and one of the four main fractionation hubs in North America, along with Sarnia, Ontario, Conway, Kansas and Mont Belvieu, Texas. Once fractionated, the products are then transported to markets in Alberta or outside the province, by pipeline, truck or rail.

NGL Transportation

The efficient movement of NGL products in western Canada requires significant infrastructure, including transportation assets (pipelines, trucks, rail cars), storage facilities and terminals (rail and truck). The most efficient and the lowest cost means for moving NGL products to markets is by pipeline. The western Canadian NGL sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities, and NGLs to fractionation facilities, petrochemical complexes, underground storage facilities and the final customer. Truck and rail account for a smaller amount of the NGLs movement transported in Alberta, with pipelines serving as the main mode of transport.

NGL Storage

Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary buffer between production of NGLs (which varies daily depending on gas flows and composition) and their consumption (which can vary from day to day depending on market needs); (ii) allowing NGL providers to store inventory to accommodate outages in gas processing and NGL fractionation plants; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).

Large NGL storage facilities in Alberta are located in the Fort Saskatchewan / Redwater area. Such facilities use salt caverns deep underground which are created by washing the salt away with water until an open space is made.

NGL Marketing

The end uses for NGLs are abundant and expanding. While NGLs are generally used directly as an energy product and also as a feedstock for the petrochemical and crude oil refining industries, the specific uses for NGLs vary substantially by product.

Ethane is used primarily as feedstock for the petrochemical industry and as a miscible flood agent for enhanced oil recovery operations. A significant amount of the ethane produced in the western Canadian sedimentary basin is sold through long-term contracts for feedstock to Alberta's expanding petrochemical industry. The production of ethane provides a secure and stable source of revenue and contributes to the long-term economic viability and growth of the NGL infrastructure.

Propane, which makes up over 65% of propane-plus extracted from major extraction facilities, is the most versatile of the NGL products from a marketing perspective. Uses for propane include home and commercial heating, crop drying, food processing, cooking and motor fuel. Approximately 75% of Canadian propane is exported to the US.

Butane, which makes up approximately 25% of propane-plus produced in major extraction facilities, is used primarily in gasoline blending or in the production of Canadian iso-octane. Approximately 25% of Canadian butane is exported to the US.

Pentanes-plus, which represents less than 10% of propane-plus produced at major extraction facilities, is used as a diluent to increase the viscosity of heavy crude oil for shipping through pipelines and as a refinery feedstock to make gasolines. Virtually all pentanes-plus in Alberta and Saskatchewan are used for this purpose.

Commercial Arrangements

Extraction

An extraction facility's fees may be based either on a cost-of-service arrangement (reimbursement for operating expenses plus a deemed return on capital employed) or tied to production. In order to produce NGLs, the owner of the facility must purchase natural gas (referred to as shrinkage gas) to replace the energy removed from the natural gas stream in the form of NGLs as part of the extraction process. The cost of the shrinkage make-up gas, which is typically tied to a benchmark natural gas price, accounts for approximately 80% of a facility's total costs. For the right to extract NGLs from the gas stream, extraction facility owners generally pay shippers a premium to the shrinkage gas price, which effectively amounts to sharing with shippers a portion of the value that is added through the recovery and sale of

NGLs. Other expenses include electrical power, labour, maintenance, property taxes, insurance and other overhead.

For ethane, market prices usually consist of a shrinkage gas cost which flows through to ethane buyers, and an additional fixed fee to cover plant extraction costs. As a result, the ethane operations of an extraction facility generally generate a relatively predictable cash flow stream.

However, an extraction facility's other revenues are often tied to the market prices of propane, butane and pentanes-plus. The majority of the facility's costs to produce propane-plus are shrinkage gas and therefore the plant's profitability is influenced by the relative spread between natural gas prices and NGL product prices, often referred to as the "frac spread". The impact on margins can be significant when changes in the prices of NGLs and natural gas occur at different rates or move in different directions.

Generally, the commercial structure of the propane-plus business at extraction plants offers greater leverage to a favourable shift in commodity prices than the ethane business. Since the prices of propane, butane and pentanes-plus are set in the open market and are linked to the price of oil, and the costs of these products are primarily tied to the cost of natural gas, the profitability of a propane-plus producer is driven by the relative spread between these two commodities. Favourable movements in the spread between these prices offer substantial upside to a propane-plus producer. Most extraction facilities have profit sharing arrangements for propane-plus with exposure to both price and volume. Certain facilities have the frac spread exposure shifted onto buyers of propane-plus through the use of cost-of-service agreements.

Fractionation

While fluctuations in the frac spread are of particular importance in determining the profitability of most extraction plants, the financial performance of fractionation facilities is not frac spread dependent. A fractionation facility provides a package of services, which may include transportation of the NGL mix to the facility; fractionation of an incoming ethane-plus or propane-plus mixture into specification ethane, propane, butane and pentanes-plus; storage of NGLs at the facility; distribution and terminalling of the specification products; and marketing of the products. The facility receives a fee for these services which varies depending upon the complexity of the services provided. The expense side of the equation includes operating costs associated with gathering, transporting, fractionating, storing and distributing the NGL mix. Hence, profit is earned not on the spread differential between natural gas and NGLs, but on the difference between the fees charged and the costs incurred for the service provided. Alternatively, the owner of a fractionator may purchase NGL streams in the field for its own account, transport and process the stream, then sell the resulting products in the Edmonton or downstream market. In this case, its profit will be the difference between the sales prices it receives and the sum of its purchase price for the NGL stream and its costs of production (transportation, fractionation, storage).

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information was prepared in accordance with accounting principles generally accepted in Canada and highlights trends in Provident's financial condition and results of operations for the year ended December 31, 2003 and 2002 and for the period March 6, 2001 to December 31, 2001. Reference is made to the consolidated financial statements of the Trust contained in the Annual Report of the Trust, which information is hereby incorporated into this Annual Information Form by reference. The consolidated financial statements of the Trust contained in the Annual Report of the Trust are available on SEDAR at www.sedar.com.

Annual Information
(000s except per unit data)	2003 (365 days)	2002 (365 days)	2001 (301 days)
Sales	$473,571	$207,823	$78,311
Earnings (loss)	33,394	8,340	(46,622)
per trust unit	0.38	0.09	(3.38)
per diluted trust unit	0.38	0.09	(3.38)
Cash flow from operations	135,706	96,896	36,228
per trust unit	1.98	2.41	2.62
Total assets	1,137,936	875,047	189,959
Long-term debt	236,500	187,200	35,600
Working capital (deficiency)	18,552	(15,681)	(1,862)
Unitholders' equity	679,228	471,420	104,944
Weighted average trust units and exchangeable shares	68,448	40,222	13,813
outstanding

Quarterly Information (unaudited)

(in 000s except per unit data)	First	Second	Third	Fourth
2003
Sales	$87,888	$74,015	$70,532	$227,210
Earnings (loss)	(8,743)	23,073	(2,003)	21,067
per trust unit	(0.14)	0.36	(0.03)	0.26
per fully diluted trust unit	(0.14)	0.36	(0.03)	0.26
Cash flow from operations	41,961	31,571	28,866	33,308
per trust unit	0.69	0.49	0.44	0.41

	First	Second	Third	Fourth
2002
Sales	$31,641	$46,123	$48,191	$81,698
Earnings (loss)	823	763	(279)	7,034
per trust unit	0.03	0.02	(0.01)	0.12
per fully diluted trust unit	0.03	0.02	(0.01)	0.12
Cash flow from operations	15,324	22,642	22,631	36,299
per trust unit	0.51	0.63	0.61	0.63

	First (1)	Second	Third	Fourth
2001
Sales	4,946	21,267	30,390	21,708
Earnings (loss)	883	3,102	(36,747)	(13,860)
per trust unit	0.12	0.31	(2.38)	(0.78)
per fully diluted trust unit	0.12	0.31	(2.38)	(0.78)
Cash flow from operations	2,680	10,597	13,601	9,350
per trust unit	0.38	1.05	0.88	0.53

Note:
(1) The first quarter was for the 26 day period from March 6, 2001 to March 31, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading "Management's Discussion and Analysis" in the Annual Report of the Trust, which information is hereby incorporated into this Annual Information Form by reference. The management's discussion and analysis information contained in the Annual Report of the Trust is available on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol PVE.UN and the AMEX under the symbol PVX. The 10.5% Debentures and the 8.75% Debentures of the Trust are listed and posted for trading on the TSX under the symbol PVE.DB and PVE.DB.A, respectively.

The following table summarizes the Trust Unit trading activity for the periods indicated on both the Toronto Stock Exchange and the American Stock Exchange:

Toronto Stock Exchange

Period	High	Low	Volume (000's)
2002
First Quarter	$10.70	$ 8.20	16,563
Second Quarter	$11.33	$ 9.77	11,330
Third Quarter	$11.44	$10.02	11,546
Fourth Quarter	$11.03	$ 9.85	12,524

2003
January	$11.29	$10.60	5,353
February	$11.42	$10.88	3,153
March	$11.95	$ 9.85	10,495
April	$11.20	$10.00	7,169
May	$11.72	$10.71	7,773
June	$12.75	$10.00	10,133
July	$11.40	$10.80	6,891
August	$11.83	$10.80	6,442
September	$11.23	$10.45	10,856
October	$11.25	$10.50	8,776
November	$11.75	$10.28	8,559
December	$11.61	$10.72	4,678

American Stock Exchange

Period	High	Low	Volume (000's)
2002
First Quarter	U.S. $6.83	U.S. $5.17	2,224
Second Quarter	U.S. $7.48	U.S. $6.34	4,590
Third Quarter	U.S. $7.41	U.S. $6.82	4,445
Fourth Quarter	U.S. $6.97	U.S. $6.86	6,597

2003
January	U.S. $7.26	U.S. $6.95	4,772
February	U.S. $7.61	U.S. $7.23	3,628
March	U.S. $8.06	U.S. $6.65	14,227
April	U.S. $7.74	U.S. $6.82	12,011
May	U.S. $8.66	U.S. $7.58	12,495
June	U.S. $9.31	U.S. $8.06	21,368
July	U.S. $8.39	U.S. $7.80	9,038
August	U.S. $8.46	U.S. $7.83	9,069
September	U.S. $8.21	U.S. $7.77	12,367
October	U.S. $8.53	U.S. $7.85	13,968
November	U.S. $8.89	U.S. $8.12	16,581
December	U.S. $8.84	U.S. $8.37	9,666

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

			Number of Trust Units
Name and Municipality of		Director of Provident	Beneficially Owned or
Residence	Principal Occupation	Since	Controlled
G.D. Billing (2), (5)	Executive Chairman, Superior Plus Inc., a	2001	269,666
Calgary, Alberta	propane retailing, pulp chemicals and natural
	gas retailing company, since 1998. Prior
	thereto, President and Chief Executive Officer
	of Norcen Energy Ltd. an oil and gas
	exploration and production company, from
	1994 to 1998.

Thomas W. Buchanan	Chief Executive Officer of Provident since	2001	1,258,761 (4)
Calgary, Alberta	March 2001. Prior thereto, Executive Vice
	President Corporate Development and Chief
	Financial Officer of Founders Energy Ltd.
	from October 1999 to March 2001. Prior
	thereto, President and Chief Executive Officer
	of Founders Energy Ltd. from 1996 to October
	1999.

Randall J. Findlay	President of Provident since March 2001.	2001	1,194,342 (4)
DeWinton, Alberta	Prior thereto, Executive Vice President and
	Chief Operating Officer of Founders Energy
	Ltd. from December 1999 to March 2001.
	Prior thereto, Senior Vice President of
	TransCanada Pipelines Ltd., a pipeline
	company, and President and Chief Executive
	Officer of TransCanada Gas Processing L.P., a
	gas processing partnership, from June 1998 to
	August 1999.

Bruce R. Libin (1), (3)	Chairman and Executive Chairman and Chief	2001	42,192
Calgary, Alberta	Executive Officer of Destiny Resource
	Services Corp., a resource services company,
	since 1997 and December 2000, respectively.
	President of B.R. Libin Capital Corp., an
	investment, merchant banking and investment
	banking advisory services company since 1995

M.H. (Mike) Shaikh (1), (5)	President of M.H. Shaikh Professional	2001	29,320
Calgary, Alberta	Corporation (Chartered Accountants).

Byron J. Seaman (3)	Independent businessman and private investor.	2001	38,735
Calgary, Alberta

Jeffrey T. Smith (2), (3)	Independent businessman and private investor.	2001	4,900
Calgary, Alberta

John B. Zaozirny (2)	Counsel to the law firm of McCarthy	2001	15,003
Calgary, Alberta	and Vice-Chairman of Canaccord
	Tétrault LLP
	Capital Corporation. Director and strategic
	advisor to a number of public and private
	corporations, as well as a Governor of the
	Business Council of British Columbia.

Norman R. Gish (1), (5)	President, Gish Consulting Inc., energy	2003	3,000
	consultants, Director, Superior Plus Inc.,
	Noranda Inc. and Chairman and Director of
	Railpower Technologies Corp., Energreen
	Canada Corp. and Quadrise Canada Fuel
	Systems Inc. Prior thereto, Chairman,
	President and Chief Executive Officer of
	Alliance Pipeline Ltd. and Aux Sable Liquid
	Products Inc.

			Number of Trust Units
Name and Municipality of		Director of Provident	Beneficially Owned or
Residence	Principal Occupation	Since	Controlled
Dr. Robert Mitchell (3)	Independent businessman since September	2004	Nil
	2003. Prior thereto, Executive Vice President
	of Talisman Energy Inc. (and its predecessor
	BP Canada Inc.), a public oil and gas
	company, from 1984 to September 2003.

Notes:
(1) Member of the Audit Committee.
(2) Member of the Governance, Human Resources and Compensation Committee. (3) Member of the Reserves, Operations, Environment, Health and Safety Committee.
(4) Includes Trust Units issuable upon exchange of exchangeable shares of Provident held by such director at an exchange ratio of 1.22632.
(5) Mr. Billing also holds $250,000 principal amount of the Trust's 10.5% convertible unsecured debentures (the "10.5% Debentures"). Mr. Shaikh also holds $445,000 principal amount of the Trust's 10.5% debentures. Mr. Gish also holds $20,000 principal amount of the Trust's 8.75% convertible unsecured subordinated debentures.

The following is a brief description of the directors, senior officers and key management and consulting personnel of Provident.

Grant D. Billing

Chairman of the Board

Mr. Billing has been Chairman of the Board since March 6, 2001 and serves on the Governance, Human Resources and Compensation Committee. He was the senior executive officer of Superior Propane from October 1999 to March 2001 and since 1998 has been the executive chairman of Superior Propane. Previously, he was president and chief executive officer of Norcen Energy Ltd., an oil and gas exploration and production company, from 1994 to 1998.

Thomas W. Buchanan

Chief Executive Officer and Director

Mr. Buchanan obtained a B.Comm from the University of Calgary in 1979 and a Chartered Accountant designation in 1981. He has over 19 years of senior financial and management experience primarily in the oil and gas industry. Mr. Buchanan has been Chief Executive Officer of Provident since March 2001 and prior thereto he was Executive Vice President and Chief Financial Officer of Founders from October 1999 to March 2001. Prior thereto, Mr. Buchanan was President and Chief Executive Officer of Founders since November 1993. Mr. Buchanan has been a director of Provident or its predecessor since 1993.

Randall J. Findlay

President and Director

Mr. Findlay obtained a B.Sc in Chemical Engineering from the University of British Columbia in 1973. He has more than 27 years of senior management experience in all aspects of the oil and gas industry. Mr. Findlay has been President of Provident since March 2001 and prior thereto he was Executive Vice President, Chief Operating Officer and a director of Founders from December 1999 to March 2001. He has been a director of TransAlta Power L.P. since October, 2000. Prior thereto he was Senior Vice President of TransCanada PipeLines Limited, President of TransCanada Midstream and President and Chief Executive Officer of TransCanada Gas Processing L.P. from 1998 to 1999. From 1995 to 1997 he held senior executive positions at Novagas Canada Ltd. as President and Executive Vice President of

Novagas Canada Ltd. and Novagas Clearinghouse Ltd. Prior thereto, Mr. Findlay held several senior executive positions at exploration and production companies in the oil and gas industry.

Bruce R. Libin

Director

Mr. Libin, a member of Provident's Board of Directors since May 2001, is a member of the Audit Committee as well as the Reserves, Operations, Environmental, Health and Safety Committee. Libin was a director of Maxx from December 2000 to May 2001. Mr. Libin is also the President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company. He joined Destiny Resource Services Corp., a resource services company in 1997 currently holds the positions of Chairman, Chief Executive Officer and Managing Director.

Byron J. Seaman

Director

Mr. Seaman, a member of Provident's Board of Directors since March 2001, serves on the Reserves, Operations, Environment, Health and Safety Committee. He is a recipient of the Governor General's Medal in 1993 and has over 50 years of experience in various positions in the oil, gas and resources industries on a world-wide basis. He served as chief executive officer of Bow Valley Resource Services Ltd. from 1976 to 1987, and then as Chairman of the Board until 1990. He is also on the Boards of Rider Resources Ltd., Zargon Oil & Gas Ltd, and is a director and part owner of the Calgary Flames Hockey Club.

M.H. (Mike) Shaikh

Director

Mr. Shaikh, chairman of the Audit Committee, has been a Provident board member since March 2001. He is president of M.H. Shaikh Professional Corporation (Chartered Accountants). Mr. Shaikh is currently, or has been a director of Hawk Oil Ltd., Winstar Resources Ltd., IMS Petroleum Ltd., and Spearhead Resources Ltd.

John B. Zaozirny, Q.C.

Director

Mr. Zaozirny, a member of Provident's Board of Directors since March 2001, is also the chairman of the Governance, Human Resources and Compensation Committee. He is counsel to the law firm of McCarthy Tetrault and vice-chairman of Canaccord Capital Corporation. Mr. Zaozirny is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta's Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a member of the Alberta Legislature in 1979.

Jeffrey Smith

Director

Mr. Smith has been a member of Provident's Board of Directors since May 2001. He serves on the Governance, Human Resources and Compensation committee as well as being chairman of the Reserves, Operations, Environment, Health and Safety Committee. He was a director of Maxx from December 2000 to May 2001 and prior thereto was the chief operating officer of Northstar Energy Ltd.

Norman R. Gish

Director

Mr. Gish, a member of Provident's Board of Directors since October 2003, serves on the Audit committee. Mr. Gish has served as chairman, president, CEO and director of Alliance Pipeline and Aux Sable Liquids Products Inc, as well as senior leadership roles at North Canadian Oils and Turbo Resources. In 1993, he became the managing director of Fracmaster China and was located in Beijing for three years. Prior to the energy industry, he was chairman of the British Columbia Energy Commission; and vice president, general counsel and secretary of British Columbia Forest Products in Vancouver. Currently, he serves as director on the boards of Superior Plus Inc., Noranda Inc., Railpower Technologies Corp, Energreen Canada Corp., and Quadrise Canada Fuel Systems.

Dr. Robert Mitchell

Director

Dr. Mitchell has been a member of Provident's Board of Directors since January 2004. He serves on the Reserves, Operations, Environment, Health & Safety Committee of Provident. Dr. Mitchell has had a long and distinguished career in North America and abroad in the oil and gas industry. In September 2003, he retired from Talisman Energy as executive vice president of North American operations. As a Chartered Professional Engineer, Dr. Mitchell is a member of the Advisory Committee to the Alberta Energy and Utilities Board and the Society of Petroleum Engineers. He is a director of the Petroleum Technology Research Centre in Saskatchewan, the Canadian Gas Potential Committee, and a former director of the Canadian Association of Petroleum Producers.

Mark N. Walker

Vice President, Chief Financial Officer and Corporate Secretary

Mark Walker is Vice President of Finance, Chief Financial Officer and Corporate Secretary of Provident. A member of Provident's senior leadership team, Mr. Walker is responsible for all finance, financial reporting, treasury, and compliance activities. Prior to the appointment to his current position, Mr. Walker served as controller and CFO from 1997 to 2002. Mr. Walker joined Provident's predecessor Founders in 1996 as controller.

Mr. Walker has over 19 years of experience in petroleum finance and accounting. Prior to joining Founders, Mr. Walker was team lead of financial reporting for Sceptre Resources, first joining the company in 1990. From 1988 to 1990, Mr. Walker was a revenue accountant with Dome Petroleum. Before Dome, Mr. Walker was an accountant with Hudson & Company from 1985 to 1988.

Mr. Walker received his bachelor of commerce in Accounting from the University of Calgary and later received his Certified Management Accountant designation.

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

David Fricker

Vice President, Corporate Development

From 2000 to 2002, Mr. Fricker was based in Saudi Arabia and worked for Saudi Aramco Oil as a petroleum-engineering specialist. He was a senior business advisor for Kuwait Oil Company in Kuwait from 1998 to 2000. Prior to working overseas, Mr. Fricker was manager of business development with Canada-based Ranger Oil from 1996 to 1998. Mr. Fricker joined Ranger in 1993 as a senior production engineer and was appointed engineering manager in 1994. Prior to 1994, Mr. Fricker held senior petroleum engineering positions with Bow Valley Resources and Gulf Canada.

Mr. Fricker holds a Bachelor of Science in chemical engineering from the University of Saskatchewan.

Gary Kline

Vice President, Commercial Development

Mr. Kline received his bachelor of arts in economics from the University of Calgary. He later received his Canadian Securities Certificate from the Canadian Securities Institute. Mr. Kline has over 20 years of experience in the energy industry and before joining Provident in 2003, he was president of GRK Energy Consulting from 1998 to 2003. Mr. Kline has held a number of senior management positions including managing director of marketing and business development for Reliant Energy Canada from 1998 to 2002, vice president for natural gas and electricity at U.S. Generating Canada from 1996 to 1998, and manager of gas marketing at CanStates Gas Marketing from 1986 to 1996 Gary began his energy industry career as a regulatory analyst at TransCanada Pipelines in 1982.

Mr. Andrew Gruszecki

Vice President, NGL Services

Mr. Gruszecki received his honors bachelor of science in science from the University of Western Ontario and did his co-op master's of business administration at McMaster University and joined Provident in 2003. He brings over 25 years of experience and expertise in oil and NGL marketing, business development, and planning. From 2000 to 2003, he was senior manager of commercial operations at Williams Energy (Canada). Prior to joining Williams, Andy was vice president of NGL Marketing for Coast Energy Canada. From 1997 to 1998, he was director of commercial operations at TransCanada Midstream and the former Novagas Canada. While at Novagas, Andy oversaw commercial issues related to the planning, construction and implementation of the NGL business which included the construction of the Redwater fractionation facilities. Andy began his career in the energy business in 1981 and held positions of increasing responsibility before joining Novagas in 1997.

Committees of the Board

The Board presently has three standing committees, being an Audit Committee, Governance, Human Resources and Compensation Committee and a Reserves, Operations, Environment, Health and Safety Committee. All of the members of each committee are unrelated directors.

Audit Committee

The Audit Committee consists of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce R. Libin and Mr. Norman R. Gish. The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis and annual and interim earnings press releases before they are approved by the board of directors. The Committee reviews and makes a recommendation to the board of directors in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Committee must be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the board of directors on the Trust's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest. The Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John B. Zaozirny (Chairman), Mr. Grant D. Billing and Mr. Jeffrey T. Smith. The Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the Committee assists the board of directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

The Governance, Human Resources and Compensation Committee's mandate also includes reviewing Provident's human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management's performance and recommending senior management compensation to the board. The Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the board of directors. The Committee also administers the Option Plan and makes recommendations to the board of directors respecting grants of options thereunder.

Reserves, Operations, Environment, Health and Safety Committee

The Reserves, Operations and Environmental, Health and Safety Committee consists of Mr. Jeffrey T. Smith (Chairman), Dr. Robert Mitchell, Mr. Bruce R. Libin and Mr. Byron J. Seaman. The Committee assists the board in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101; the operations of Provident, including operating activities, operating expenses and capital expenditure budget; and the environmental, health and safety issues, including the evaluation of Provident's programs, controls and reporting systems, and compliance with applicable laws, rules and regulations.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident's policies and procedures on these matters.

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

As at the date hereof, Provident is not aware of any existing or potential material conflicts of interest between Provident and a director or officer of Provident.

INFORMATION CONCERNING THE OIL AND GAS INDUSTRY

Canadian Government Regulation

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

Pricing and Marketing - Oil

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

Pricing and Marketing - Natural Gas

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

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

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

The Trust is a limited purpose trust, which will be entirely dependent upon the operations and assets of Provident through its ownership directly and indirectly, of the Midstream NGL Assets, the oil and natural gas properties. Accordingly, the Trust is dependent upon the ability of Provident to meet its interest and principal repayment obligations under the notes which the Trust may issue from time to time and to pay royalties. Provident's income will be received from the cash flow generated from the Midstream NGL Assets and from the production of oil and natural gas from Provident's existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry and the NGL processing business generally. If the oil and natural gas reserves associated with Provident's Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Provident to meet its obligations to the Trust may be adversely affected. Unitholders should consider carefully the information contained herein and, in particular, the following risk factors:

Oil and Gas Production Risk Factors

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

Operations

Provident's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to property of Provident and others. Provident will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, Provident will have liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

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

Debt Service

Provident currently has a term credit facility of $335 million. In February 2004, Provident executed a credit agreement consent and amendment that restricted the borrowing base under this Facility to $310 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Provident or that additional funds can be obtained.

The lender has been provided with security over substantially all of the assets of Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell Provident's oil and gas properties free from or together with the Provident Royalties.

Reserves

Although McDaniel and Provident have carefully prepared the reserve figures included herein such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. The value of the Trust Units attributable to the oil and gas reserves will have no value once all of the oil and natural gas reserves of Provident have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

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

Reliance on Provident

Unitholders will be dependent on the management of Provident in respect of the administration and management of all matters relating to Provident's oil and gas properties, the royalties, the Trust and Trust Units. Investors who are not willing to rely on the management of Provident should not invest in the Trust Units.

Depletion of Reserves

The Trust has certain unique attributes, which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of Provident's oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Provident will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Provident's initial production levels and reserves will decline.

Provident's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Provident's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Provident's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units (through public offerings, the DRIP or otherwise) become limited or unavailable, Provident's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Provident is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There can be no assurance that Provident will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Midstream NGL Asset Risk Factors

Facilities Throughput

The volumes of natural gas processed at the Midstream NGL Assets and of NGLs and other products transported in the pipelines depend on production of natural gas in the areas serviced by the Midstream NGL Assets and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut in production at lower product prices or higher production costs. Producers in the areas serviced by the Midstream NGL Assets may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands.

The Midstream NGL Assets are connected to various third party trunkline systems. Operational disruptions or apportionment on those third party systems may prevent the full utilization of the Midstream NGL Assets.

Over the long term, business will depend, in part, on the level of demand for NGLs and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Provident cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs.

Bank Financing

Provident has secured a $120 million bank credit facility which was used to finance the portion of the purchase price of the Redwater Acquisition not covered by the offering of Trust Units and 8.75% Debentures. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that this credit facility is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Provident or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell Provident's oil and gas properties and other assets.

Operational Matters and Hazards

Provident's operations will be subject to common hazards of the natural gas processing and pipeline transportation business. The operation of the Midstream NGL Assets could be disrupted by natural disasters or other events beyond the control of Provident. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage. Provident carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

The operation of the Midstream NGL Assets will involve many risks, including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects), failure to maintain an adequate inventory of supplies or spare parts, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident. The occurrence or continuance of any of these events could increase the cost of operating facilities and/or reduce its processing or throughput capacity, thereby reducing cash flow.

Operating and Capital Costs

Operating and capital costs of the Midstream NGL Assets may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service. In general, as equipment ages, maintenance capital expenditures and maintenance expenses with respect to such equipment may increase over time. Distributions may be reduced if significant increases in operating or capital costs are incurred.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGLs transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas.

Competition

The Midstream NGL Assets are subject to competition from other gas processing plants which are either in the general vicinity of the gas plants or have gathering systems that are or could potentially extend into areas served by the gas plants. The pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

Producers in Alberta compete with producers in other regions to supply natural gas and gas products to customers in North America and the natural gas and gas products industry also competes with other industries to supply the fuel, feedstock and other needs of consumers. Such competition may have an adverse effect on the production of natural gas and gas products in Alberta and, as a result, on the demand for Provident's services.

Regulatory Intervention

Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by regulatory authorities in the event agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek rate relief through regulatory means.

Environmental Considerations

Major equipment failure, release of toxic substances or pipeline rupture could result in damage to the environment and the Midstream NGL Assets, death or injury and substantial costs and liabilities to third parties. Provident may not be able to insure against these events or may elect not to insure because of high premium costs or for other reasons. If, at any time, appropriate regulatory authorities deem any one of the gas plants unsafe, they may order it to be shut down.

The gas processing and gathering industry is regulated by federal and provincial environmental legislation. Activities that do not meet regulatory standards or that breach such legislation may result in the imposition of fines, penalties and suspension of operations. It is possible that increasingly strict environmental and safety laws will be implemented, which could result in substantial costs of compliance.

Abandonment

Provident will be responsible for compliance with all laws and regulations regarding abandonment of the Midstream NGL Assets at the end of their economic life, which abandonment costs may be substantial. It is not possible to estimate the abandonment costs at this time as they will be a function of regulatory requirements at the time of abandonment.

General Risk Factors

Risks Associated With the Level of Foreign Ownership

Generally, a trust cannot qualify as a "mutual fund trust" for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50% of the aggregate number of Trust Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction where not more than 10% of the trust's property has at any time consisted of "taxable Canadian property". Prior to the Budget, Canadian resource property, including a resource royalty, was not "taxable Canadian property" for this purpose, and therefore a number of resource royalty trusts, including the Trust, were not required to restrict nonresident ownership of their units. Under the Budget proposals, the definition of "taxable Canadian property" for this purpose will be amended so as to include Canadian resource property, and therefore resource royalty trusts, including the Trust, will be required to restrict non-resident ownership of their units prior to January 1, 2007.

The retention of "mutual fund trust" status under the Tax Act is important for both resident and nonresident holders of Trust Units and not just for holders of Trust units held within Canadian tax exempt plans. The loss of such status could be expected to have a significant adverse effect on the market price of the Trust Units. The importance of mutual fund status and the consequences of losing such status are set forth below:

(a) By virtue of its status as a mutual fund trust, the Trust has been accepted for registration effective March 6, 2001 as a "registered investment" for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), and deferred profit sharing plans ("DPSPs") (collectively, "Exempt Plans"). As such, Trust Units are qualified investments for Exempt Plans as well as registered education savings plans ("RESPs") and if the Trust's status as a "registered investment" is revoked in any year by virtue of ceasing to be a "mutual fund trust" the Trust Units would remain as qualified investments for Exempt Plans and RESPs until the end of the year following such year;

(b) Where at the end of any month an Exempt Plan or a RESP holds Trust Units that are not qualified investments, the Exempt Plan or RESP must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan or RESP. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency;

(c) Trust Units would become foreign property for registered pension plans upon the Trust ceasing to be a mutual fund trust. If the Trust's "registered investment" status is revoked by virtue of it ceasing to be a mutual fund trust, then the Trust Units would also become foreign property for Exempt Plans;

(d) The loss of mutual fund trust status would also render the Trust liable for the payment of a tax under Part XII.2 of the Tax Act in respect of certain designated income. The payment of

Part XII.2 tax by the Trust could have adverse consequences to Unitholders who are not residents of Canada and to certain Unitholders which are tax exempt entities since the amount of cash available for cash distributions would be reduced by the amount of such tax;

(e) The loss of mutual fund trust status would result in the Trust ceasing to be eligible for the capital gains refund mechanism available under the Tax Act; and

(f) Upon the loss of mutual fund trust status, the Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units, and to reporting requirements in respect thereof.

As a result of the proposed amendments to the Tax Act, for the purpose of qualifying as a "mutual fund trust" under the Tax Act, Provident may:

(a) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration that the Trust Units to be issued or transferred to such person will (when issued or transferred) not be beneficially owned by a non-resident;

(b) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by non-residents or in such other manner as Provident may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided Provident with satisfactory evidence that such Trust Units are not beneficially owned by non-residents within such period, Provident may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units;

(c) delist the Trust Units from any non-Canadian stock exchange; and

(d) take such other actions as the board of directors of Provident determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by nonresident Unitholders to ensure that the Trust is not maintained primarily for the benefit of nonresidents.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner, which adversely affects Trust Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

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

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Provident. The Trust Units represent a fractional interest in the Trust. The Trust Units will not represent a direct investment in Provident's business. As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The price per Trust Unit is a function of the anticipated Distributable Cash, the oil and gas properties of Provident and Provident's ability to affect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Notes which may be distributed in specie to Trust Unitholders in connection with a redemption, will not be listed on any stock exchange and no established market is expected to develop for such notes. Cash redemptions are subject to limitations.

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

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

Regulatory Matters

Provident's operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

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

Dependence on Key Personnel

The success of the operations of Provident will be largely dependent on the skills and expertise of key personnel to manage the overall business and, in the NGL marketing business, to achieve positive margins. The continued success of Provident will be dependent on its ability to retain or recruit such personnel.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Provident, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10% of the outstanding Trust Units and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust, other than as described in this Annual Information Form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the principals of Seaton Jordan & Associates Ltd., independent land appraisers, as a group, did not beneficially own, directly or indirectly, any of the Trust Units. As of the date hereof, the principals of McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units.

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

The Trust will provide without charge to each security holder to whom this Annual Information Form is delivered, upon the written or oral request of such person (and to each person who is not a security holder of the Trust upon payment of a reasonable charge), a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the office of Investor Relations, Provident Energy Ltd., 700, 112 - 4th Street S.W., Calgary, Alberta T2P 0H3, telephone: (403) 296-2233. Documents incorporated by reference in this Annual Information Form are also available on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Principal Holders of Trust Units

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Trust Units. As at April 20, 2004, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, 1,461,520 Trust Units or approximately 1.6% of the issued and outstanding Trust Units and 1,040,576 exchangeable shares of Provident representing 100% of the issued and outstanding exchangeable shares of Provident. As of April 20, 2004, each such exchangeable share of Provident held by such director or senior officer is exchangeable into Trust Units at an exchange ratio of 1.23909. The directors and senior officers of Provident do not beneficially own, directly or indirectly, or exercise control or direction over any of the exchangeable shares of PAI.

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

(b) one copy of the consolidated financial statements of the Trust for the completed financial year ended December 31, 2003, together with the accompanying report of the auditors thereon, as well as one copy of any interim consolidated financial statements of the Trust subsequent to December 31, 2003;

(c) one copy of the Management Proxy Statement and Information Circular of the Trust dated April 9, 2004; and

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

Additional information related to the remuneration of the directors and officers of Provident, the remuneration of the Manager for the year ended December 31, 2003, the indebtedness of the directors and officers of Provident, the principal holders of Trust Units and options to purchase Trust Units, where applicable, is contained in the Management Proxy Statement and Information Circular of the Trust dated April 9, 2004, which relates to the Annual and Special Meeting of the Unitholders to be held on May 10, 2004. Additional financial information is provided in the Trust's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2003.

Additional copies of this Annual Information Form may be obtained from Provident. Please contact:

Jennifer Pierce
Investor Relations
Provident Energy Ltd.
700, 112 - 4th Street S.W.
Calgary, Alberta T2P 0H3

Telephone: (403) 296-2233
Fax: (403) 261-6696

Additional information relating to the Trust may be found on SEDAR at www.sedar.com.

SCHEDULE A

FINANCIAL STATEMENTS OF THE REDWATER NATURAL GAS
LIQUIDS PROCESSING SYSTEM OF WILLIAMS ENERGY (CANADA), INC.

AUDITORS' REPORT

To the Board of Directors of
Williams Energy (Canada), Inc.

We have audited the balance sheet of the Redwater Natural Gas Liquids Processing System, a segment of Williams Energy (Canada), Inc. as at December 31, 2002 and the statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the segment's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Redwater Natural Gas Liquids Processing System as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

As discussed in note 1, the Redwater Natural Gas Liquids Processing System is a component of Williams Energy (Canada), Inc. and has no separate legal status. Transactions with other segments and affiliates of Williams Energy (Canada), Inc. are described in note 6.

Calgary, Canada	(Signed) ERNST & YOUNG LLP
July 31, 2003	Chartered Accountants

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

BALANCE SHEETS
(thousands of Canadian dollars)
(see basis of presentation - note 1)

As at

	June 30, 2003	December 31, 2002
	$	$
	(unaudited)

ASSETS
Current
Accounts receivable	51,825	61,077
Inventories [note 2]	27,023	22,446
Prepaid expenses [note 3]	21,088	20,305
Due from affiliates [note 6]	7,041	11,625
	106,977	115,453

Property, plant and equipment [note 4]	170,510	169,984
	277,487	285,437

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	46,349	64,074
Due to an affiliate [note 6]	3,345	9,153
	49,694	73,227

Future income tax liability [note 5]	33,777	35,233
	83,471	108,460

Contingencies and commitments [notes 1, 8 and 10]

Williams Energy (Canada), Inc. net investment [note 7]	194,016	176,977
	277,487	285,437

See accompanying notes.

On behalf of the Board:

(Signed) Alan S. Armstrong	(Signed) Phillip D. Wright
Director	Director

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

STATEMENTS OF OPERATIONS
(thousands of Canadian dollars)
(see basis of presentation - note 1)

	Six months ended		Year ended
	June 30		December 31,
	2003	2002	2002
	$	$	$
	(unaudited)	(unaudited)

Revenues
Natural gas liquid sales [note 6]	341,270	219,402	494,592
Processing and other fees	9,618	6,652	17,055
	350,888	226,054	511,647

Expenses
Production [note 6]	318,734	194,610	435,685
Operating and maintenance	17,169	16,466	32,070
General and administrative	4,234	3,530	6,494
Bad debt expense	8,418	-	3,402
Depreciation	3,079	2,876	5,899
	351,634	217,482	483,550

Income before interest and taxes	(746)	8,572	28,097
Interest expense	(3,203)	(3,207)	(6,443)
Interest capitalized	59	80	211
Other expense	(194)	(83)	-
Income (loss) before income taxes	(4,084)	5,362	21,865

Income tax expense (recovery) [note 5]
Current	(117)	235	2,051
Future	(1,433)	2,103	6,260
	(1,550)	2,338	8,311

Net income (loss) for the period	(2,534)	3,024	13,554

See accompanying notes.

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

STATEMENTS OF CASH FLOWS
(thousands of Canadian dollars)
(see basis of presentation - note 1)

	Six months ended		Year ended
	June 30,		December 31,
	2003	2002	2002
	$	$	$
	(unaudited)	(unaudited)

Operating activities
Net income (loss) for the period	(2,534)	3,024	13,554
Items not affecting cash
Depreciation	3,079	2,874	5,899
Future income taxes	(1,433)	2,103	6,260
	(888)	8,001	25,713

Changes in non-cash working capital balances [note 9]	(15,057)	21,336	20,917
	(15,945)	29,337	46,630

Investing activities
Capital asset additions	(3,606)	(10,437)	(11,533)

Financing activities
Cash equity funding from (distributions to) Williams
Energy (Canada), Inc.	19,551	(18,900)	(35,097)

Net change in cash	-	-	-

See accompanying notes.

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in connection with the planned sale of the Redwater Natural Gas Liquids Processing System ("Redwater") of Williams Energy (Canada), Inc. ("WECI" or the "Company"). These financial statements present the historic financial position, results of operations and cash flows of WECI's Redwater assets including Williams Energy (Canada) Pipelines Inc, a wholly owned subsidiary of WECI, on a carve-out basis from WECI as if they had operated as a stand-alone entity subject to WECI's control. The Redwater assets are comprised of the paraffin extraction and fractionation assets of the Redwater facility, a liquids gathering system and the Younger plant. Redwater's financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The financial statements include WECI's interests in the assets, liabilities, revenues and expenses directly attributable to Redwater and management's estimates of general and administrative expenses and interest expenses directly related to these operations. General and administrative expenses have been allocated based on the percentage of commercial activity related to Redwater relative to the overall commercial activities within WECI while interest expenses have been allocated based on the specific usage of the proceeds from the related debt. These estimates are considered by management to be the best available approximation of the expenses that Redwater would have incurred had it operated on a stand-alone basis over the periods presented. Income taxes have been calculated based upon the combined federal and provincial marginal income tax rate in Alberta. Redwater has not issued any debt or equity. All excess cash flows are assumed to be distributed to WECI and all cash flow deficiencies are assumed to be funded by WECI.

The accompanying financial statements have been prepared from the books and records of the Company. As a result of the basis of presentation described above, these financial statements may not necessarily be indicative of the results that would have been attained if Redwater had operated as a stand-alone entity for the periods presented.

The assets of Redwater are available for the satisfaction of the debts, contingent liabilities and commitments of Williams Energy (Canada), Inc. and not just those liabilities presented in the accompanying balance sheet.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

Inventory valuation

Inventories for natural gas liquids are stated at the lower of average cost or quoted market price. Inventories for parts and supplies are stated at the lower of average cost or net realizable value. Because of the inherent limitations in metering and the physical properties of storage caverns, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual amounts, which can only be determined by draining caverns, may differ from these estimates.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is provided on the straight-line method over estimated useful lives which range from 15 to 30 years. Gains or losses from the ordinary sale or retirement of property are recorded in net income. Repairs and maintenance costs on plant and equipment are charged to expense as incurred.

Inventories used to fill in cavern bottoms are presented as part of property, plant and equipment and stated at historical cost. These inventories are not depreciated.

Future site restoration and abandonment costs

Future site restoration and abandonment costs in excess of expected salvage values are charged to income over the expected useful life of the gas plant or gathering line. Decommissioning costs, potential environmental clean-up costs to restore processing plant or gathering line sites to original condition are estimated based on costs and regulations in effect at yearend. These costs and salvage values are evaluated annually.

Revenue recognition

Revenues for sales of natural gas liquids are recognized in the period of delivery and revenues from processing and other fees are recorded when services have been performed.

Interest capitalization

Interest is capitalized on major projects during construction using the parent company's weighted average interest rate.

Income taxes

Income taxes for Redwater are recorded using the liability method of accounting. Under the liability method, the Redwater records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability using substantively enacted income tax rates and laws that will be in effect when the differences are expected to be reversed. Income tax expense for the period is the tax payable for the period and any change during the period in future tax assets and liabilities.

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

Foreign currency translation

Transactions denominated in foreign currencies are translated at the exchange rate on the transaction date. Foreign currency denominated monetary assets and liabilities are translated at exchange rates in effect on the balance sheet date. Gains and losses arising from this translation process are included in income.

Derivative instruments

Derivative instruments are used by the Company to hedge Redwater's exposure to market risks relating to commodity prices. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Redwater applies settlement accounting to derivative instruments. Under this method, gains and losses on derivative instruments used as hedges are recognized in the period that the hedged instrument is settled by netting the gain or loss against the income or expense item that is hedged.

Seasonality

The Company's extraction and fractionation business is highly seasonal relative to gas deliveries occurring during the winter heating season. Majority of gas deliveries occur during the winter resulting typically in stronger first and fourth quarter results.

The Redwater Natural Gas Liquids Processing System of Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

2. INVENTORIES

	June 30, 2003	December 31, 2002
	$	$
	(unaudited)

Natural gas liquids	26,601	22,058
Parts and supplies	422	388
	27,023	22,446

3. PREPAID EXPENSES

Cash provided as financial assurances by WECI on behalf of Redwater to certain customers under current and long-term contracts amounting to $21,088 as at June 30, 2003 (December 31, 2002 - $16,525) have been classified as prepaid expenses.

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2003	December 31, 2002
	$	$
	(unaudited)

Land	4,642	4,642
Assets under construction	5,220	2,115
Operating inventory	2,938	2,938
Plant and equipment	173,701	173,200
	186,501	182,895
Less accumulated amortization on plant and equipment	(15,991)	(12,911)
Net book value	170,510	169,984

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

5. FUTURE INCOME TAXES

	Six months ended		Year ended
	June 30,		December 31,
	2003	2002	2002
	$	$	$
	(unaudited)	(unaudited)

Statutory Canadian federal and provincial
income tax rate	41.87%	42.37%	42.25%
Rate Reconciliation
Income (loss) before income taxes	(4,084)	5,364	21,865
Expected income tax expense (recovery)	(1,710)	2,272	9,238
Increase (decrease) in income taxes resulting
from manufacturing and processing rate
reduction	286	(375)	(1,531)
Large corporations tax	254	235	496
Effect of tax rate changes	(380)	206	108
Income tax expense (recovery)	(1,550)	2,338	8,311

Components of income tax expense (recovery)
Current tax expense (recovery)	(117)	235	2,051
Future income tax expense related to the
origination and reversal of temporary differences	(1,053)	1,897	6,152
Future income tax expense (recovery) resulting
from change in tax rates	(380)	206	108
Income tax expense (recovery)	(1,550)	2,338	8,311

	June 30, 2003	December 31, 2002
	$	$
Component of future income tax liability	(unaudited)

Capital assets	33,777	35,233

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

6. RELATED PARTY TRANSACTIONS

The following transactions occurred in the normal course of operations with The Williams Companies Inc. (TWC), the ultimate parent of WECI, and other companies in the TWC group subject to common control during the period and were measured at the exchange amounts:

	Six months ended		Year ended
	June 30,		December 31,
	2003	2002	2002
	$	$	$
	(unaudited)	(unaudited)

Income statement
Sale of propane	37,271	22,316	74,308
Net settlements of hedges [note 8]	(1,728)	-	1,314
Purchase of natural gas	-	5,417	6,551

	June 30, 2003	December 31, 2002
	$	$
	(unaudited)
Balance sheet
Accounts receivable in respect of:
Propane sales	7,041	10,096
Net settlements of hedges	-	1,529
	7,041	11,625

Account payable in respect of:
Net settlement of hedges	1,372	-
Natural gas purchases	1,973	9,153
	3,345	9,153

The Redwater Natural Gas Liquids Processing System of Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

7. WILLIAMS ENERGY (CANADA), INC. NET INVESTMENT

	June 30, 2003	December 31, 2002
	$	$
	(unaudited)
Williams Energy (Canada) Pipelines Inc. equity:
Authorized - unlimited number of common shares without par value
Common shares	4,938	4,938
Deficit	(1,665)	(1,338)
	3,273	3,600
WECI's net investment in the other Redwater assets	190,743	173,377
WECI's total net investment	194,016	176,977

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT a) Commodity price risk management

Redwater production of natural gas liquids is generally sold under short-term market based contracts.

b) Hedges

At December 31, 2002 and June 30, 2003, WECI had entered into swaps with an affiliate to fix the sales price on approximately 10,000 bbls/day of natural gas liquids produced by Redwater for January of 2003 and July of 2003, respectively. Under the swaps, Redwater receives various fixed prices and pays floating OPIS prices. The fair market value of the swaps at December 31, 2002 and June 30, 2003 was ($119) and ($241), respectively.

c) Fair values of financial assets and liabilities

The carrying values reported on the balance sheet for accounts receivable, amounts due from and to affiliates and current liabilities approximate fair value due to the short-term nature of those instruments.

d) Credit risk

A substantial portion of Redwater's accounts receivable is with customers in the energy industry and is subject to the normal industry risks. At June 30, 2003, the accounts receivable from Redwater's three largest customers amounted to 29%, 17% and 15% of accounts receivable respectively (23%, 16% and 14% at December 31, 2002).

The Redwater Natural Gas Liquids Processing System of
Williams Energy (Canada), Inc.

NOTES TO FINANCIAL STATEMENTS
(Amounts are stated in thousands of Canadian dollars)

June 30, 2003 and December 31, 2002

9. CHANGES IN NON-CASH WORKING CAPITAL

	Six months ended		Year ended
		June 30,	December 31,
	2003	2002	2002
	$	$	$
	(unaudited)	(unaudited)

Accounts receivable	9,252	(1,316)	(20,846)
Inventories	(4,577)	(3,297)	5,326
Prepaid expenses	(783)	687	(19,619)
Due from affiliates	4,584	19,613	13,657
Accounts payable and accrued liabilities	(17,725)	6,102	35,342
Due to affiliates	(5,808)	(453)	7,057
	(15,057)	21,336	20,917

10. COMMITMENTS

Redwater has entered into a 10 year take-or-pay arrangement for the transportation of natural gas liquids that expires in 2008 and requires annual minimum payments of $5,475 for the next five years.

At June 30, 2003, WECI's ultimate parent company had outstanding letter of credit issued on behalf of Redwater amounting to US$20 million. This letter of credit was issued by a bank in favor of a supplier for Redwater's faithful payment of services rendered in the normal course of business. The letter of credit expires on August 15, 2003 but was extended to November 14, 2003 for US$17.5 million.

SCHEDULE B

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED
RESERVES EVALUATOR OR AUDITOR

April 2, 2004

Provident Energy Ltd.
700, 112 - 4th Avenue S.W.
Calgary, Alberta
T2P 0H3

Attention: The Board of Directors of Provident Energy Ltd.

Re: Form 51-101F2
      Report on Reserves Data by an Independent Qualified Reserves Evaluator
      of Provident Energy Ltd. (the "Company")

Dear Sir:

To the Board of Directors of Provident Energy Ltd. (the "Company"):

  We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consists of the following:

(a) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs and the related estimated future net revenue; and

(b) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using constant prices and costs and the related estimated future net revenue.

  The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

  Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

B-1

  The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2003, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

		Net Present Value of Future Net Revenue $M
		(before income taxes, 10% discount rate)
Preparation Date of
Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

December 31, 2003	Canada	-	324,635	93,619	418,254
  In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

  We have no responsibility to update our report for events and circumstances occurring after the preparation date.

  Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by W. C. Seth"
_________________________
W. C. Seth, P. Eng.
President & Managing Director

Calgary, Alberta

B-2

SCHEDULE C

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION
(FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Provident Energy Ltd. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

     (ii) the related estimated future net revenue; and

(b) (i) Proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

     (ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves, Environment, Health and Safety Committee (the "Reserves Committee") of the Board of Directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

(c) the content and filing of this report.

C-1

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(Signed) Thomas W. Buchanan
Chief Executive Officer

(Signed) David J. Fricker
Vice President, Corporate Development

(Signed) Grant D. Billing
Director

(Signed) Jeffrey T. Smith
Director

April 19, 2004

C-2

46 | ANNUAL REPORT 2003

William T. Cromb, CA Controller	Wendy C. Martino, CMA, CFA Midstream Controller	Gary M. Myers, CMA Upstream Controller

The following analysis provides a detailed explanation of Provident's operating results for the year ended December 31, 2003 compared to the year ended December 31, 2002 and should be read in conjunction with the audited consolidated financial statements of Provident.

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom. All amounts are reported in Canadian dollars, unless otherwise stated. All conversions of natural gas to oil equivalent are on a 6:1 basis.
46 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 47

Jennifer M.E. Pierce, MA, MBA Senior Manager Investor Relations and Communications

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Oil and Natural Gas Production (OGP) and Midstream Services and Marketing (Midstream). Provident's OGP business unit produces crude oil and natural gas from five core areas in the western Canadian sedimentary basin while the Midstream business unit extracts, transports, fractionates, stores, distributes and markets NGLs at the Redwater facility and surrounding infrastructure located north of Edmonton, Alberta, and markets crude oil.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the OGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.
Consolidated Cash Flow from Operations and Cash Distributions	Year ended
	December 31,
	2003	2002
Revenue, Cash Flow and Distributions
Revenue (net of royalties)	$400,702	$163,508
Cash flow from Operations	$135,706	$96,896
Per weighted average unit - basic[1]	$1.98	$2.41
Interest on convertible debentures	$(7,341)	$(4,901)
Adjusted cash flow	$128,365	$91,995
Declared distributions	$129,612	$81,526
Per Unit[2]	$2.06	$2.03
Percent of cash flow distributed	96%	84%
Percent of adjusted cash flow distributed	101%	89%
1 includes exchangeable shares 2 excludes exchangeable shares
PROVIDENT ENERGY TRUST | 47

48 | ANNUAL REPORT 2003

Cash flow from operations ("cash flow") increased 40 percent to $135.7 million in 2003 from $97.0 million in 2002. The growth in cash flow in 2003 reflected a full year of the oil and gas production acquisitions completed throughout 2002 as well as fourth quarter cash flow generated by the Midstream business unit acquired September 30, 2003. Cash flow from OGP increased 31 percent to $126.7 million compared to $97.0 million in 2002. The acquisition driven increase incorporated a 25 percent increase in production volumes, an increase in average commodity prices partially offset by opportunity costs from the Commodity Price Risk Management Program, lower realized prices due to the appreciating Canadian dollar, as well as increased general and administration costs and interest expense associated with Provident's growth. Cash flow from the Midstream business unit included in Provident's results effective September 30, 2003 totaled $9.0 million for the fourth quarter of 2003 with no comparable figure for 2002. Cash flow from operations per unit decreased 18 percent to $1.98 per unit compared to $2.41 in 2002. The opportunity cost associated with the Commodity Price Risk Management Program was significant in 2003 amounting to $0.71 per unit compared to the cost in 2002 of $0.16 per unit.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

Adjusted Cash Flow

Provident uses the term adjusted cash flow to refer to cash flow from operations net of the interest paid on the subordinated convertible debentures. Management reviews adjusted cash flow in setting distributions and historically has paid out close to all of its adjusted cash flow as distributions to unitholders. Provident has maintained a high payout ratio of adjusted cash flow in both 2003 and 2002 as it has funded its annual capital program through participation in its Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan program and minor property dispositions. Adjusted cash flow for 2003 was $128.4 million compared to $129.6 million of distributions while in 2002 adjusted cash flow was $92.1 million and distributions totaled $81.5 million. Distributions were 101 percent of adjusted cash flow in 2003 and 89 percent in 2002.

48 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 49

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:
		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2003
January 21	February 14	$0.20	$0.13
February 20	March 14	0.20	0.13
March 20	April 15	0.20	0.14
April 21	May 15	0.20	0.15
May 20	June 13	0.20	0.15
June 18	July 15	0.20	0.14
July 21	August 15	0.17	0.12
August 20	September 15	0.15	0.11
September 18	October 15	0.15	0.11
October 21	November 14	0.15	0.11
November 19	December 15	0.12	0.09
December 18	January 15, 2004	0.12	0.09
2003 Cash Distributions paid as declared		$2.06	$1.47
2002 Cash Distributions paid as declared		$2.03	$1.29
2001 Cash Distributions paid as declared - March 2001 - December 2001		$2.54	$1.64
Inception to December 31, 2003 - Distributions paid as declared		$6.63	$4.40

* exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian residents the tax treatment of the distributions was: 2003 - 59 percent taxable, 41 percent return of capital;

2002 - 48 percent taxable, 52 percent return of capital; 2001 - 40.7 percent taxable, 59.3 percent return of capital.

Net Income
Net Income	Year ended
	December 31,
(000s except per unit data)	2003	2002
Net income	$33,394	$8,340
Per weighted average unit
- basic (1)	$0.38	$0.09
Per weighted average unit
- diluted (2)	$0.38	$0.09

(1)Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares. Net income available for distribution to unitholders in the basic and diluted per trust unit calculations has been reduced by interest on the convertible debentures.
(2)Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares and conversion of the convertible debentures.

PROVIDENT ENERGY TRUST | 49

50 | ANNUAL REPORT 2003

Comparative figures for net income have been restated due to the retroactive application of the new Asset Retirement Obligation accounting standard. Losses before taxes amounted to $19.8 million for the year, however future tax recoveries of $56.5 million for the year ended December 31, 2003 resulted in the reported income.

The OGP business segment contributed $126.7 million of cash flow, $118.0 million of earnings before interest DD&A and taxes, and $25.3 million of net income for the year ended December 31, 2003. The Midstream unit contributed $9.0 million of cash flow, $10.3 million of earnings before interest, taxes and depletion, depreciation and accretion, and $8.1 million of net income for the year ended December 31, 2003.
Taxes	Year ended
	December 31,
	2003	2002
Capital taxes	$3,332	$3,264
Future income taxes recovery	$(56,478)	$(18,414)

Comparative figures for future income taxes (recovery) have been restated due to the retroactive application of the new

Asset Retirement Obligation accounting standard.

The year to date future income tax recovery was primarily caused by changes in Canadian tax legislation. On June 9, 2003 the Canadian government substantially enacted federal income tax changes for the oil and natural gas sector as it had outlined in its 2003 budget. Resource tax rates will decline from the current 27 percent to 21 percent by 2007. Concurrently, the 100 percent deductibility of the resource allowance will be phased out and Crown charges will become 100 percent deductible. These changes, combined with a revision in estimates of Provident's tax pool balances, resulted in the significant future tax recovery.

Capital taxes include the Saskatchewan Resource surcharge and federal and provincial large corporation taxes.
Interest Expense	Year ended
	December 31,
	2003	2002
Interest on long-term debt	$9,733	$5,307

Interest expense increased for the year ended December 31, 2003 as compared to 2002 due to the increase in the overall size of Provident, with commensurate increases in debt levels.

Provident continued to manage debt, and in turn interest expense, prudently in 2003. Capital spending of $31.6 million, excluding the Redwater purchase, was funded through capital dispositions of $9.9 million and proceeds from Provident's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the DRIP) of $27.4 million. The Redwater purchase was financed in part by the $276.6 million bought deal financing that comprised $201.6 million of unit equity and $75.0 million of convertible debentures.

50 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 51

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management Program involves a disciplined hedging strategy and use of derivative instruments to mitigate near term price risk associated with the volatility of commodity prices. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas. Provident uses a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI crude oil and AECO natural gas prices and Cdn/US exchange rate hedges. For 2003, the Program recorded an opportunity cost of $23.9 million on crude oil ($4.77 per barrel) and an opportunity cost of $25.0 million on natural gas ($0.92 per mcf), compared to an opportunity cost $13.0 million for crude oil ($3.13 per barrel) and a positive impact of $6.6 million for natural gas ($0.32 per mcf) in 2002. The total impact in 2003 was an opportunity cost of $48.9 million ($4.91 per boe) compared to an opportunity cost of $6.4 million ($0.81 per boe) in 2002. In 2003, 46 percent of the opportunity cost or $22.6 million was realized in the first quarter when the WTI crude oil price averaged US$33.80 and natural gas priced at AECO averaged Cdn$7.61 per mcf, quarterly averages that have never before been achieved in tandem at those levels. On a per unit basis the opportunity costs were $0.71 per unit in 2003 and $0.16 per unit in 2002.

The estimated mark to market value of open contracts at December 31, 2003 was negative for both crude oil and natural gas, totaling $21.1 million for crude oil and $4.1 million for natural gas based on commodity prices prevailing at December 31, 2003. The contract positions are provided in note 17 to the consolidated financial statements - Financial instruments and hedging.

Liquidity and Capital Resources	December 31,
	2003	2002
Long-term debt	$ 236,500	$187,200
Working capital (surplus)/deficit	(18,552)	15,681
Net debt	217,948	202,881
Equity (at book value)	679,228	471,420
Total capitalization at book value	$ 897,176	$674,301
Net debt as a percentage of total book value capitalization	24%	30%

Bank Debt and Working Capital

As at December 31, 2003 Provident had drawn on 80 percent of its $310.0 million revolving term credit facility, comparable to the 74 percent drawn at December 31, 2002. At December 31, 2003 Provident had letters of credit guaranteeing Provident's performance under certain commercial contracts that totaled $12.3 million, marginally increasing bank line utilization to 80 percent. The guarantees are associated with the marketing segment of the midstream business unit. At December 31, 2002 Provident's guarantees were negligible.

Provident's net debt (debt net of working capital) and working capital increased by $15.1 million to $217.9 million as at December 31, 2003 compared to $202.9 million as at December 31, 2002. The 2003 year-end working capital surplus of $18.6 million compares to a $15.7 million deficit at 2002 year end with the surplus being primarily attributable to the $24.2 million of inventory associated with the Midstream business unit.

Net debt has decreased to 24 percent of total debt and equity, at book values from 30 percent for the prior year.

PROVIDENT ENERGY TRUST | 51

52 | ANNUAL REPORT 2003

Convertible Subordinated Debentures

In April 2002 the trust issued $64.4 million aggregate principle amount of convertible unsecured subordinated 10.5 percent debentures (10.5 percent debentures) that mature May 15, 2007 with interest payable semi-annually in arrears on May 15 and November 15 each year. The 10.5 percent debentures are convertible at the debenture holder's option into Trust Units at a conversion price of $10.70 per Trust Unit, subject to adjustment in certain circumstances. In 2003, $14.4 million of the debentures were converted into trust units compared to $0.1 million in 2002. Interest recorded on these debentures in 2003 increased to $5.6 million compared to $4.9 million in 2002 reflecting that the debentures were outstanding throughout 2003 compared to under nine months in 2002.

On September 30, 2003 the Trust issued $75.0 million aggregate principle amount of convertible unsecured subordinated 8.75 percent debentures (8.75 percent debentures) that mature December 31, 2008 with interest payable semi-annually in arrears on June 30 and December 31 in each year commencing December 31, 2003. The 8.75 percent debentures are convertible at the debenture holder's option into Trust Units at a conversion price of $11.05 per Trust Unit, subject to adjustment in certain circumstances. During the three months the debentures were outstanding, there were no conversions to trust units and the interest accrued and paid at December 31, 2003 amounted to $1.6 million. The 8.75 percent debentures were issued September 30, 2003 in conjunction with the Redwater acquisition.

The Trust's debentures net of issue costs are currently classified in Unitholders' Equity as the principal amount of the debentures can be settled with either trust units or cash at the time of maturity. Interest on the Debentures is included in Unitholders' Equity as accumulated interest on convertible debentures.

Trust Units

Effective with the May 2002 distribution, the Trust initiated a premium distribution, and distribution reinvestment plan ("DRIP"). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan ("Regular DRIP"). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date ("Premium DRIP"). Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the plan. 2.6 million units were issued for proceeds of $27.4 million pursuant to this plan during 2003, compared to 1.8 million units for proceeds of $17.7 million in 2002.

On September 30, 2003, concurrent with the purchase of the Redwater assets, the trust issued 16,700,000 units, with an additional 2,505,000 units being issued shortly thereafter as the underwriters exercised an overallotment option for proceeds of $201.7 million. In 2002 the trust issued an aggregate of 25.7 million units for proceeds of $257.2 million as part of the Richland and Meota acquisitions, and a further 3.9 million units (proceeds $39.4 million) were issued to partially finance a major property purchase.

During the year ended December 31, 2003 the Trust issued 5.7 million units on conversion of exchangeable shares to units (conversion amount $55.5 million) (2002 - 0.6 million units issued with a conversion amount of $6.9 million), and 1.3 million units issued on conversion of convertible debentures (conversion amount $14.4 million) (2002 - 0.012 million units issued with a conversion amount of $0.13 million).

52 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 53

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a public offering prospectus dated January 22, 2004. Proceeds from the issue were initially used to pay down Provident's bank debt and throughout 2004 will be used to finance the board approved 2004 capital budget of $46.0 million.

Capital Expenditures and Funding	Year ended
	December 31,
	2003	2002
Capital Expenditures
Capital expenditures and site restoration	$(34,120)	$(23,297)
Property acquisitions	-	(70,936)
Acquisition of Redwater	(298,638)	-
Corporate acquisitions	(364)	(35,530)
Property dispositions	9,947	11,157
Net capital expenditures	$ (323,175)	$(118,606)
Funded By
Adjusted cash flow net of declared distributions	$(1,247)	$10,469
Issue of debentures, net of cost	71,800	61,398
Issue of trust units, net of cost; excluding DRIP	192,854	38,270
DRIP proceeds	27,408	17,744
Reimbursements - leasehold improvements	1,437	-
Change in working capital	(18,377)	1,050
Increase (decrease) in long term bank debt	49,300	(10,325)
	$323,175	$118,606

The acquisition of the Redwater assets was funded by the issue of equity and convertible debentures and bank debt. Bank debt of $100.0 million has been allocated to the midstream assets in the segmented reporting in the financial statements. Capital expenditures were funded by a combination of DRIP proceeds and proceeds received on non-core property dispositions. Provident's strategy is to fund acquisitions by accessing the capital markets and to fund capital expenditures through DRIP and other equity if needed.

Net Asset Value

Provident's net asset value ("NAV") at January 1, 2004 is summarized in the table below. The net asset value is calculated on a fully diluted basis, which includes exchangeable shares and unit options, and presented with two discounted cash flow cases with the convertible debentures treated as equity and debt.

PROVIDENT ENERGY TRUST | 53

54 | ANNUAL REPORT 2003

	McDaniel		McDaniel
	(Jan 1, 2004 Pricing)		(April 1, 2004 Pricing)
At January 1, 2004	Discounted	Discounted	Discounted	Discounted
($000s, except for unit date)	at 10 percent	at 8 percent	at 10 percent	at 8 percent
Present value of proved plus probable
oil and natural gas reserves	$418,422(1)	$444,392(1)	$500,961(2)	$530,244(2)
Midstream assets (3)	345,083	395,864	345,083	395,864
Undeveloped land (4)	28,016	28,016	28,016	28,016
Unit Option proceeds	44,340	44,340	44,340	44,340
Net debt including working capital	(217,948)	(217,948)	(217,948)	(217,948)
Net asset value	$617,913	$694,664	$700,452	$780,516
Units Fully Diluted (thousands)	100,315	100,315	100,315	100,315
NAV per unit	$6.16	$6.92	$6.98	$7.78
NAV per unit (debentures as debt)	$5.55	$6.41	$6.48	$7.38

(1)Evaluated by McDaniel & Associates Consultants Ltd. effective January 1, 2004: includes hedging
(2)Evaluated by McDaniel & Associates Consultants Ltd. effective April 1, 2004: includes hedging.
(3)The midstream assets were acquired on September 30, 2003 for CDN$283.2 million plus inventory. Discounted cash flows were determined using annual EBIDTA of $38MM for 20 years
(4)Evaluated by Seaton-Jordon & Associates Ltd. effective January 1, 2004

OGP Segment Review
Crude oil price	Year ended
	December 31,
	2003	2002	% change
Oil per barrel
WTI (US$)	$31.02	$26.11	19
Exchange rate (from US$ to Cdn$)	$1.41	$1.56	(10)
WTI expressed in Cdn$	$43.74	$40.73	7
Corporate realized crude oil and natural
gas liquids price before hedging (Cdn$)	$30.77	$29.62	4
Corporate realized light/medium oil
price before hedging (Cdn$)	$36.02	$34.90	3
Corporate realized heavy oil price
before hedging (Cdn$)	$24.74	$25.46	(3)
Corporate realized natural gas liquids
price before hedging (Cdn$)	$35.87	$29.04	24

For 2003, the 19 percent increase in WTI did not lead to a commensurate increase in Provident's realized oil and natural gas liquids price, prior to the impact of hedging, as Provident's price was eroded by the stronger Canadian dollar partially offset by a decreased percentage of production of lower priced heavy oil. Heavy oil production as a percentage of total crude oil and natural gas liquids production in 2003 was 46 percent compared to 51 percent in 2002. The decrease in the year over year percentage of heavy oil production was mainly due to the October 1, 2002 Meota Resources Corp. acquisition that added a higher percentage of light oil to Provident's overall liquids production mix in the fourth quarter of 2002 and throughout all of 2003.

54 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 55

Natural gas price		Year ended
		December 31,
	2003	2002	% change
AECO (Cdn$)	$6.69	$4.05	65
Gas revenue per mcf (1) (Cdn$)	$6.63	$4.35	52

(1)Excluding the effects of the commodity price risk management program

Provident's realized natural gas price, excluding hedges, increased 52 percent over 2002, reflecting very strong gas prices throughout the year.
Production		Year ended
		December 31,
	2003	2002	% change
Daily production
Crude oil - Light/Medium (bpd)	6,812	5,096	34
- Heavy (bpd)	6,902	6,310	9
Natural gas liquids (bpd)	1,167	1,030	13
Natural gas (mcfd)	74,596	56,193	33
Oil equivalent (boed) (1)	27,314	21,801	25

(1)Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

The 25 percent increase in 2003 production to average 27,314 boed compared to 21,801 boed in 2002 is primarily attributable to production associated with acquisitions closed in 2002 that were incorporated in Provident's production averages for a full year in 2003.

Provident's 2003 drilling program coupled with other production optimization activities, added approximately 3,200 boed of initial production primarily from the Lloydminster core area. The 2003 drilling program production additions have offset natural gas and natural gas liquids production declines in West Central Alberta at Brazeau and Gilby.

The 2003 daily production mix was 46 percent natural gas, 25 percent conventional heavy oil and 29 percent medium/light crude oil and natural gas liquids. The mix was relatively unchanged from the 2002 production mix of 43 percent natural gas, 29 percent conventional heavy oil and 28 percent medium/light crude oil and natural gas liquids. No single property within Provident's portfolio exceeds 10 percent of daily production.

Provident's $46.0 million, 2004 board approved capital budget will focus primarily on shallow gas opportunities in Southern Alberta and Southern Saskatchewan. The production adds forecasted with the anticipated capital spending offset by natural production declines results in estimated average production for 2004 of 24,300 boed.

PROVIDENT ENERGY TRUST | 55

56 | ANNUAL REPORT 2003

Revenue and royalties		Year ended
		December 31,
	2003	2002	% change
Oil
Revenue	$151,874	$123,543	23
Cash hedging	(23,892)	(13,029)	83
Royalties (net of ARTC)	(29,156)	(22,469)	30
Net revenue	$98,826	$88,045	12
Net revenue (per barrel)	$19.74	$21.15	(7)
Royalties as a percentage of revenue	19.2%	18.2%	5
Natural gas
Revenue	$180,590	$89,131	103
Cash hedging	(25,042)	6,550	-
Amortization of deferred hedging	(827)	(9,477)	91
Royalties (net of ARTC)	(39,190)	(19,191)	104
Net revenue	$115,531	$67,013	72
Net revenue (per mcf)	$4.24	$3.27	30
Royalties as a percentage of revenue	21.7%	21.5%	1
Natural gas liquids
Revenue	$15,282	$10,915	40
Royalties	(4,523)	(2,654)	70
Net revenue	$10,759	$8,261	30
Net revenue (per barrel)	$25.25	$21.98	15
Royalties as a percentage of revenue	29.6%	24.3%	22
Total
Revenue	$347,746	$223,589	56
Cash hedging	(48,934)	(6,479)	655
Amortization of deferred hedging	(827)	(9,477)	91
Royalties (net of ARTC)	(72,869)	(44,314)	64
Net revenue	$225,116	$163,319	38
Net revenue per boe	$22.58	$20.52	10
Royalties as a percentage of revenue	21.0%	19.8%	6

Year over year, crude oil, natural gas and natural gas liquids revenue have increased primarily due to acquisitions closed in 2002 that were incorporated in Provident's revenue for the full year in 2003.

The royalty burdens for 2003, expressed as a percentage of gross revenues, increased to 21 percent from 20 percent in 2002 due to the fact the percentage royalty paid increases as commodity prices increase and the increase in natural gas as a percentage of Provident's production mix. Natural gas generally bears higher royalty rates than royalties on crude oil. In the future Provident's royalty rates will be dependent on its production mix and movements in commodity prices.

56 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 57

Production expenses		Year ended
		December 31,
	2003	2002	% change
Production expenses	$76,396	$52,741	45
Production expenses (per boe)	$7.66	$6.63	16

Production expenses increased 45 percent to $76.4 million from $52.7 million in 2002. The increase was due to the 25 percent increase in daily average production volumes year over year. On a boe basis in 2003, production expenses increased each quarter reflecting declining production volumes bearing the fixed cost component of operating costs over fewer barrels of oil equivalent production. Further, higher costs for electricity, propane, processing fees and equalization costs and increased servicing and workover costs contributed to the 16 percent increase in per boe operating expenses. The year over year increase in per boe operating costs is consistent with Provident's peers and industry trends. Operating costs for 2004 are forecast to average in the range of $7.50 - $8.00 per boe.

Other income

Other income in 2003 of $1.5 million primarily results from a gain realized on the sale of investments.
General and administrative		Year ended
		December 31,
Canadian dollars (000s except per unit data)	2003	2002	% change
General and administrative	$14,289	$7,987	79
Management fees	$-	$11,296	(100)
General and administrative
and management fees per boe	$1.43	$2.42	(41)

General and administrative and management fee expenses for 2003 were reduced by 26 percent or $5.0 million to $14.3 million from $19.3 million in 2002. On a boe basis the 2003 costs were 41 percent lower at $1.43 per boe compared to $2.42 per boe in 2002. There were no cash management fees incurred in 2003 as the contract was internalized on January 17, 2003. This compared to 2002 management fees of $11.3 million of which $6.3 million was satisfied in cash and $5.0 million was paid in trust units.

For 2004, factoring in anticipated results from the expenditure of the board approved capital budget, general and administrative expenses for OGP are expected to trend in the $1.75 per boe range.

PROVIDENT ENERGY TRUST | 57

58 | ANNUAL REPORT 2003

Operating netback		Year ended
		December 31,
	2003	2002	% change
Netback per boe
Gross production revenue	$35.07	$28.10	26
Cash hedging	(4.91)	(0.81)	506
Realized revenue	30.16	27.29	11
Royalties (net of ARTC)	(7.31)	(5.57)	31
Operating costs	(7.66)	(6.63)	16
	$15.19	$15.09	1

The 2003 operating netback of $15.19 per boe was flat to the $15.09 per boe netback in 2002, however, the components of the operating netback differ. Higher gross production revenue was offset by increased opportunity costs associated with the commodity price risk management program, increased royalties as a percentage of the realized price and higher operating costs than in 2002.

In 2004 Provident will continue to focus on managing or reducing operating costs to improve operating netbacks.
Depletion, depreciation and accretion (DD&A)	Year ended
	December 31,
Canadian dollars (000s except per unit data)	2003	2002
DD&A	$136,066	$92,987
DD&A per boe	$13.65	$11.64

The high DD&A rate is attributable to the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, the book value of property, plant and equipment is increased by the tax-effected difference between the fair value of assets acquired and tax pools acquired. Over time, the increased DD&A rate is offset by a future tax recovery.

The main reason for the year over year increase in DD&A rates was the fourth quarter 2002 Meota acquisition and the tax effected increase in assets acquired being reflected throughout 2003 compared to the fourth quarter of 2002.

DD&A includes accretion expense associated with asset retirement obligation of $2.2 million in 2003 (2002 - $1.7 million).
Capital expenditures	Year ended
	December 31,
Canadian dollars (000s)	2003	2002
Lloydminster	$12,200	$9,670
West central and southern Alberta	11,936	7,497
Southeast and southwest Saskatchewan	3,854	3,158
Office and other	3,638	1,065
Total additions	$31,628	$21,390
Dispositions	$9,947	$11,157

58 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 59

Provident's capital expenditures are primarily funded through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). The DRIP program allows investors to reinvest distributions into Trust Units. Provident directs proceeds from the DRIP program ($27.4 million), along with the proceeds from asset dispositions, towards the capital expenditure budget.

Provident incurred capital expenditures of $31.6 million in 2003, of which $12.2 million was spent in the Lloydminster core area drilling and completing 28 net heavy oil wells as well as on land purchases and seismic activity. In Southeast and Southwest Saskatchewan expenditures of $3.9 million were directed at drilling, re-completions, facility projects as well as land purchases for future development. In West Central and Southern Alberta $11.9 million was spent on both operated and non-operated drilling projects as well as on several re-completion, optimization, facility projects and land purchases for future development. Spending on leasehold improvements and office related capital primarily associated with Provident's head office move, as well as capital spending in non-core areas totaled $3.6 million. A total of $1.4 million of a leasehold improvement allowance was received from the landlord in the year and a further portion of the spending on office related capital will result in future rent reductions.

In the year Provident disposed of $9.9 million of assets primarily related to the sale of acreage, along with minimal production, to a public Canadian junior oil and gas company. Management considered the risk associated with future development expenditures on the acreage disposed of to be too high for Provident to undertake such development activities. The proceeds on disposition were used to fund a portion of Provident's 2003 capital program.

Provident incurred $21.4 million in capital expenditures in 2002 including $12.4 million on drilling projects primarily in the Lloydminster core area, $8.4 million of facility costs and $0.6 million of miscellaneous projects. In addition to the $21.4 million of capital spending, Provident also acquired Southern Alberta properties in 2002 for $72.0 million.

The capital budget approved by the Board of Directors for 2004 for the OGP segment is $46.0 million.

Midstream Services and Marketing

On September 30, 2003, Provident acquired Western Canadian midstream assets ("Redwater") for $298.6 million. The purchase price was financed through $35.8 million of long-term debt, $71.8 million of net proceeds from the issuance of convertible debentures, and $191.1 million in net proceeds from the issuance of 19,205,000 trust units.

Provident allocated the purchase price of Redwater as follows:
Net assets acquired:
Petroleum product inventory	$15,413
Property, plant and equipment (includes acquisition costs of $6,763)	283,225
$298,638
The acquisition was financed by:
Long-term debt	$35,768
Issuance of trust units (net of costs $10,582)	191,070
Issuance of convertible debentures (net of costs $3,200)	71,800
$298,638

PROVIDENT ENERGY TRUST | 59

60 | ANNUAL REPORT 2003

The assets

The Midstream business unit processes natural gas liquids (NGL) at the Redwater fractionation, storage and transportation facility located near Edmonton, Alberta. The integrated Redwater system is comprised of three core assets:

100 percent ownership of the Redwater NGL Fractionation Facility, a 65,000 barrels per day (bbl/d) fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with access to CN and CP rail, two propane truck loading facilities, and six million gross barrels of salt cavern storage. The facility can process high-sulphur NGL streams and is one of only two facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

43.3 percent ownership of the 38,500 bbl/d Younger NGL extraction plant located at Taylor in northeastern British Columbia that supplies 16,700 bbl/d of net NGLs for processing at Redwater.
100 percent ownership of the 565 kilometre proprietary Liquids Gathering System that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina Peace Pipeline, that extends the product delivery transportation network through to the Redwater fractionation facility.

The majority of the property, plant and equipment are depreciated over 30 years on a straight-line basis reflecting the long useful life of these assets. The 2004 board approved capital budget is $1.0 million.

Midstream services

Provident's midstream services offers customers several types of services and contractual arrangements which include:

Fee for service processing - ("Transportation and Fractionation - T&F"): In these arrangements, NGL owners (typically natural gas producers) deliver to Provident their NGLs and pay fees for the transportation, processing, fractionation, storage and distribution of their NGL barrels and are responsible for the marketing of their product.

Fixed margin processing: This service involves NGL owners delivering their product to Provident with Provident taking title and paying the NGL owner an amount that is the difference between a delivery price of raw NGLs that is discounted to postings and the posted price in that month for the finished products (this is the "fixed margin") . The discounted price that Provident purchases the product for covers the costs of transportation, processing, fractionation, storage, marketing and distribution of the NGLs.

Storage: NGL owners pay fees to store their NGLs.

Transport and Distribution: NGL owners pay fees to transport NGLs through the LGS pipeline and use rail and truck loading facilities.

The contracts

At the Redwater facility, 97 percent of the available capacity is contracted through fee-for-service and fixed margin contracts with major oil and natural gas producers and petrochemical businesses. These contracts account for 93 percent of Midstream Services's total revenue and as a result of these contracts, 67 percent of Redwater's output is contracted for 10 years or longer.

60 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 61

Fractionation plant capacity and throughput

The Redwater facility was constructed between 1996 and 1998. It is the most modern facility of its type in Canada and is currently designed for throughput capacity of 65,000 bpd of NGLs with an expectation to average approximately 63,000 bpd. Plant throughput for the fourth quarter of 2003 averaged 63,616 bpd.

Revenues

Fourth quarter product sales and services revenues of $143.0 million include T&F processing, fixed margin processing and revenues generated through storage and distribution services and $30.4 million associated with crude oil marketing. The majority of NGL revenues are earned pursuant to the long-term contracts and annual evergreen purchase and sales commitments.

Cost of goods sold

The cost of goods sold of $178.0 million for the year relates to NGL product sales revenue included in the product sales and services revenue, where Provident has purchased the natural gas liquids and also includes the cost of crude oil barrels purchased as part of the crude oil marketing business. The NGL costs would be applicable to the fixed margin contracts and a small percentage of volume delivered from the Younger facility on which Provident retains fractionation risk. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments.

Other expenses

The plant has modern technology and low cost operations compared to other existing North American facilities of this type. Operating costs of $7.6 million were representative of normal operations for the quarter without any major turnarounds or operating difficulties. General and administrative expenses of $1.1 million, interest of $1.1 million, and depreciation of $2.2 million for the quarter are estimated by management to also be representative of normal operations for a quarter.

Crude oil marketing

In July 2003 Provident initiated operations in its crude oil marketing business. During the year $29.1 million revenue was generated from marketing crude oil for third party producers. For the fourth quarter, $16.8 million of revenue was generated marketing third party volumes. Management estimates that marketing of third party volumes, combined with certain Provident crude oil volumes, will provide better producer netbacks than can be achieved through third party marketers.

Foreign Ownership

On September 17, 2003 Canadian unitholders approved an amendment to its Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident's board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada. Please see page 91 for proposed changes to the Canadian Income Tax Act.

PROVIDENT ENERGY TRUST | 61

62 | ANNUAL REPORT 2003

Management Internalization

On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million plus $0.6 million of transaction costs. Total non-cash consideration of $18.0 million was settled with the issuance of 1,682,242 exchangeable shares at a deemed price of $10.70 per share that are held in escrow and released 25 percent per year commencing June 2003. The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust, which will be beneficial to the Trust's ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increased ownership of the units held by management and directors further aligning management's interests with those of unitholders.

At December 31, 2003 approximately 3.5 percent of the outstanding units and units issuable upon conversion of exchangeable shares were held by management and directors.

Business Prospects

Provident intends to execute a balanced portfolio strategy. In the OGP business internal development projects with a board approved capital budget of $46.0 million are planned. Halo acquisitions of interest in properties close to properties already owned or partially owned by Provident will be pursued. Major corporate or property acquisitions are being evaluated. In the Midstream Services business Provident will expand and build upon the Redwater business and evaluate additional infrastructure assets with a goal of adding quality assets at reasonable prices. The goal of these strategies is to maintain and increase per unit distributable cash flow and net asset value.

Sensitivities

The following table shows the estimated sensitivity of 2004 cash flows to changes in pricing, interest and volume with the assets and hedge positions in place:

	Change
	(000s)	per unit
Pricing
WTI (+US$ 1.00) Oil	$500	$0.0059
AECO (+Cdn$ 0.25) Gas	$4,200	$0.0474
Interest (+1.0%)	$2,400	$0.0266
US exchange (+Cdn$ 0.01)	$500	$0.0061
Volume
Light / Medium Oil (+100 bpd)	$700	$0.0079
Heavy Oil (+100 bpd)	$500	$0.0052
Natural Gas (+1.0 mmcfd)	$1,400	$0.0154

Critical Accounting Policies

Provident's accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies are identified as critical accounting policies because they form an integral part of Provident's financial position and also require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain.

62 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 63

These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident's historical experience, management's experience, and other factors that, in management's opinion, are relevant and appropriate. Management assumptions may change over time as further experience is gained or as operating conditions change.

Details of Provident's critical accounting policies are as follows:

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident's share of estimated total proved oil and natural gas reserve volumes before royalties. The ceiling test limits the carrying value of oil and natural gas assets, net of future income taxes and asset retirement obligation, to the estimated undiscounted future net production revenue associated with the proved oil and natural gas reserves, plus the unimpaired costs of unproved properties, less estimated future general and administrative expenses, interest and income taxes.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. Changes in underlying assumptions or economic conditions could have a material impact on Provident's financial results. To mitigate these risks management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident's reserves.

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature,

subject to uncertainty and changes in underlying assumptions could have a material impact on Provident's financial results.

Asset retirement obligation

The new Canadian Institute of Chartered Accountants ("CICA") standard for Asset Retirement Obligations changes the method of accounting for certain site restoration costs. Under the new standard, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis, when incurred. The value of the related assets are increased by the same amount as the liability and depreciated over the useful life of the asset. Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

Asset retirement obligation requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies. Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident's financials results.

PROVIDENT ENERGY TRUST | 63

64 | ANNUAL REPORT 2003

Changes in Accounting Policy

The following changes in accounting policy were adopted by Provident in 2003.

Asset retirement obligation

In 2003, the CICA issued Handbook Section 3110, Asset Retirement Obligation (ARO). The new standard requires recognition of the liability associated with future site reclamation costs at the time the liability is incurred. The new standard is effective for fiscal years beginning on or after January 1, 2004, however early adoption is encouraged. Provident early adopted ARO in accordance with the adoption provisions of the standard.

The ARO standard requires retroactive application with restatement of comparative periods. Pursuant to the requirement

2002 comparative numbers have been restated to reflect the impact of the new standard.

For a review of the impact of ARO on Provident's consolidated financial statements please see Note 3 to the consolidated financial statements, "Changes in accounting policy."

Unit based compensation

In 2003, Provident adopted CICA Handbook section 3870, "Stock-based compensation and other stock based payments". This change in accounting policy has been applied prospectively. For a review of the impact of section 3870 on Provident's consolidated financial statements please see Note 3 to the consolidated financial statements "changes in accounting policy".

Recent Accounting Pronouncements

The following new accounting guidelines or standards are applicable to Provident but have not been implemented.

Full cost accounting

In 2003, the CICA issued accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaces accounting guideline 5, "Full cost accounting in the oil and gas industry." The guideline alters the ceiling test calculation and is effective for fiscal years beginning on or after January 1, 2004. Provident is currently assessing the impact of this standard on its financial statements.

Exchangeable shares

In 2003, the CICA issued a draft EIC, "Income trusts - exchangeable shares." The EIC proposes that the retained interest of the exchangeable shareholders should be presented on the balance sheet as a non-controlling interest separate and distinct from unitholders' equity. The draft EIC is currently under review and was not enacted in final form as of the time of publication of Provident's consolidated financial statements.

Convertible debentures

In 2005, in accordance with CICA Handbook section 3860, "Financial instruments - disclosure and presentation," convertible debentures will be required to be classified as a liability on the balance sheet with interest payment recorded as an expense. Provident currently records convertible debentures as unitholders' equity and interest payments on convertible debentures as reductions to unitholders' equity. If convertible debentures are outstanding in 2005, the effect of this standard will increase debt, reduce unitholders' equity by the amount of such balances, and decrease income by the amount of the interest payments.

64 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 65

Hedging relationships

CICA accounting guideline 13, "Hedging relationships" is effective for fiscal periods beginning on or after July 1, 2003. This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Provident does not anticipate applying hedge accounting to its commodity price risk management program and will consequently adjust the carrying value of derivatives to market value.

Business Risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

fluctuations in commodity price, exchange rates and interest rates;
government and regulatory risk in respect of royalty and income tax regimes;
operational risks that may affect the quality and recoverability of reserves;
geological risk associated with accessing and recovering new quantities of reserves;
transportation risk in respect of the ability to transport oil and natural gas to market;
and capital markets risk and the ability to finance future growth.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

operational matters and hazards including the breakdown or failure of equipment, information systems or processes;
the performance of equipment at levels below those originally intended;
operator error;
labour disputes;
disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident.

The Midstream NGL assets are subject to competition from other NGL processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the natural gas products marketing business is subject to competition from other marketing firms.

Provident strives to minimize these business risks by:

employing and empowering management and technical staff with extensive industry experience;
adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
PROVIDENT ENERGY TRUST | 65

66 | ANNUAL REPORT 2003
developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;
marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
maintaining a low cost structure to maximize cash flow and profitability;
maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
maintaining an adequate level of property, casualty, comprehensive and directors' and officers' insurance coverage.

Risks Associated With the Level of Foreign Ownership

On September 17, 2003, Unitholders approved certain amendments to the Trust Indenture to provide that residency restriction provisions need not be enforced while the Trust is entitled to rely on the provisions of paragraph 132(7)(a) of the Tax Act for the purposes of maintaining its "mutual fund trust" status. The amendments provide that if at any time the board of directors of Provident determines or becomes aware that the Trust's ability to continue to qualify as a "mutual fund trust" based on its asset composition in accordance with paragraph 132(7)(a) of the Tax Act is in jeopardy, then forthwith after such determination (i) the Trust shall not be maintained primarily for the benefit of non-residents of Canada and (ii) Provident shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

The retention of "mutual fund trust" status under the Tax Act is important for both resident and non-resident holders of Trust Units and not just for holders of Trust units held within Canadian tax exempt plans. The loss of such status could be expected to have an effect on the market price of the Trust Units. Please see page 91 for proposed changes to the Canadian Income Tax Act.

Unit Trading Activity

The following table summarizes the unit trading activity of the Provident units for the year ended December 31, 2003 on both the Toronto Stock Exchange and the American Stock Exchange:
	Q1	Q2	Q3	Q4	YTD
TSE - PVE.UN (Cdn$)
High	$11.95	$12.75	$11.83	$11.75	$12.75
Low	$9.85	$10.00	$10.45	$10.28	$9.85
Close	$10.29	$10.82	$10.51	$11.43	$11.43
Volume (000s)	19,001	25,075	24,068	22,012	90,156
AMEX - PVX (US$)
High	$8.24	$9.47	$8.53	$8.89	$9.47
Low	$6.60	$6.75	$7.70	$7.81	$6.60
Close	$7.01	$8.06	$7.82	$8.84	$8.84
Volume (000s)	22,625	45,502	30,524	40,261	138,912

66 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 67

Quarterly Table			2003
	First	Second	Third	Fourth	YTD
($000s except per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total

Financial - consolidated
Revenue	$65,639	$ 56,078	$66,375	$212,610	$400,702
Cash flow	$41,961	$ 31,571	$28,866	$33,308	$135,706
Net income	$(8,743)	$ 23,073	$(2,003)	$21,067	$33,394
Unitholder distributions	$33,091	$ 35,528	$28,969	$32,023	$129,611
Distributions per unit	$0.60	$ 0.60	$0.47	$0.39	$2.06
Oil and gas production
Revenue	$65,639	$ 56,078	$54,013	$52,781	$228,511
Earnings before interest, DD&A and taxes	$26,845	$ 33,989	$31,517	$25,660	$118,011
Cash flow	$41,961	$ 31,571	$28,785	$24,385	$126,702
Net income (loss)	$(8,743)	$ 23,073	$(2,003)	$12,947	$25,274
Midstream services and marketing (1)
Revenue	$-	$ -	$23,713	$173,435	$197,148
Earnings before interest, DD&A and taxes	$-	$ -	$81	$10,243	$10,324
Cash flow	$-	$ -	$81	$8,923	$9,004
Net income	$-	$ -	$81	$8,039	$8,120

Operating
Oil and gas production
Light/medium oil (bpd)	7,285	6,770	6,748	6,454	6,812
Heavy oil (bpd)	6,245	6,700	7,495	7,151	6,902
Natural gas liquids (bpd)	1,085	1,162	1,276	1,145	1,167
Natural gas (mcfd)	83,924	72,898	73,090	68,657	74,596
Oil equivalent (boed)	28,602	26,781	27,701	26,193	27,314
Midstream services and marketing
Redwater throughput (bpd)	-	-	-	63,616	N/A
Average selling price (Cdn $)
Light/medium oil per bbl (before hedges)	$43.64	$ 33.57	$33.49	$32.79	$36.02
Light/medium oil per bbl (including hedges)	$32.04	$ 29.18	$28.24	$26.61	$29.09
Heavy oil per bbl (before hedges)	$31.63	$ 23.47	$24.17	$20.61	$24.74
Heavy oil per bbl (including hedges)	$24.63	$ 21.92	$22.16	$20.25	$22.09
Natural gas liquids per barrel	$45.13	$ 37.16	$28.26	$34.48	$35.87
Natural gas per mcf (before hedges)	$7.94	$ 6.87	$5.88	$5.62	$6.63
Natural gas per mcf (including hedges)	$6.49	$ 5.64	$5.14	$5.48	$5.71

(1) Redwater Midstream assets aquired September 30, 2003
PROVIDENT ENERGY TRUST | 67

68 | ANNUAL REPORT 2003

Quarterly Table			2002
	First	Second	Third	Fourth	YTD
($000s except per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total

Financial
Revenue	$24,861	$36,800	$37,286	$64,561	$163,508
Cash flow	$15,324	$22,642	$22,631	$36,299	$96,896
Net income - restated (1)	$823	$763	$(279)	$7,033	$8,340
Unitholder distributions	$14,813	$17,794	$18,839	$30,080	$81,526
Distributions per unit	$0.46	$0.49	$0.51	$0.57	$2.03

Operating
Production
Light/medium oil (bpd)	3,147	5,025	4,691	7,478	5,096
Heavy oil (bpd)	5,712	6,019	7,032	6,459	6,310
Natural gas liquids (bpd)	850	800	903	1,558	1,030
Natural gas (mcfd)	36,111	48,648	47,728	91,766	56,193
Oil equivalent (boed)	15,728	19,952	20,581	30,789	21,801
Average selling price (Cdn $)
Light/medium oil per bbl (before hedges)	$28.88	$35.14	$37.41	$35.65	$34.90
Light/medium oil per bbl (including hedges)	$28.88	$34.91	$37.07	$35.26	$34.62
Heavy oil per bbl (before hedges)	$21.1	$27.9	$29.35	$22.73	$25.46
Heavy oil per bbl (including hedges)	$19.84	$20.15	$21.31	$18.66	$20.02
Natural gas liquids per barrel	$21.17	$27.01	$29.78	$33.82	$29.04
Natural gas per mcf (before hedges)	$3.52	$4.2	$3.44	$5.21	$4.35

Natural gas per mcf (including hedges)	$4.35	$4.52	$4.29	$5.06	$4.67

(1) Restated for the change in accounting policy for asset retirement obligations described in Note 3 to the consolidated financial statements.

68 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 69

The management of Provident is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on management's informed judgements and estimates. Financial information in the Annual Report is consistent with that presented in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Trust's assets are safeguarded and to facilitate the preparation of relevant, accurate and timely information.

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
(signed)	(signed)

Thomas W. Buchanan	Mark N. Walker
Chief Executive Officer	Chief Financial Officer
Calgary, Alberta
March 11, 2004

PROVIDENT ENERGY TRUST | 69

70 | ANNUAL REPORT 2003

To the Unitholders of Provident Energy Trust

We have audited the consolidated balance sheets of Provident Energy Trust as at December 31, 2003 and 2002, and the consolidated statements of operations and accumulated loss and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the management of Provident. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002, and the results of its operations and cash flows for the years ended December 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.
(signed)

PricewaterhouseCoopers LLP	Calgary, Alberta
Chartered Accountants	March 11, 2004

Comments by Auditor for U.S. readers on Canada-U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the Consolidated Financial Statements. Our report to the shareholders dated March 11, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.
(signed)

PricewaterhouseCoopers LLP	Calgary, Alberta
Chartered Accountants	March 11, 2004

70 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 71

Balance Sheet

As at December 31,
Canadian dollars (000s)	2003	2002
		(restated note 3)
Assets
Current assets
Cash	$45	$42
Accounts receivable	118,890	47,463
Petroleum product inventory	24,206	-
Assets held for sale	-	1,145
Prepaids	5,632	2,605
	148,773	51,255

Cash reserve for future site reclamation (Note 18)	1,829	1,490
Goodwill (Note 4)	102,443	102,443

Property, plant and equipment (Note 7)	884,891	719,859
	$1,137,936	$875,047

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$121,832	$54,783
Cash distributions payable	8,389	8,153
Payable to the Manager (Note 14)	-	4,000
	130,221	66,936

Long-term debt (Note 8)	236,500	187,200
Asset retirement obligation (Notes 3 and 9)	33,182	32,645
Future income taxes (Note 15)	58,805	116,846

Unitholders' Equity
Unitholders' contributions (Note 10)	803,299	513,835
Exchangeable shares (Note 10)	19,518	57,036
Convertible debentures (Note 11)	119,395	61,279
Contributed surplus (Note 13)	1,305	-
Accumulated loss	(4,029)	(37,423)
Accumulated cash distributions (Note 6)	(248,018)	(118,406)
Accumulated interest on convertible debentures	(12,242)	(4,901)
	679,228	471,420
	$1,137,936	$875,047

PROVIDENT ENERGY TRUST | 71

72 | ANNUAL REPORT 2003

Operations and Accumulated Loss

For the year ended December 31,
Canadian dollars (000s except per unit amounts)	2003	2002
		(restated note 3)
Revenue
Sales	$473,571	$207,823
Royalties	(72,869)	(44,315)
	400,702	163,508
Expenses
Cost of goods sold	153,147	-
Production, operating and maintenance	84,040	52,741
General and administrative (Note 12)	16,670	7,987
Management fees (Notes 12 and 14)	-	11,296
Management internalization (Note 14)	18,592	-
Interest on long-term debt	9,733	5,307
Depletion, depreciation and accretion	138,272	92,987
	420,454	170,318

Loss before taxes	(19,752)	(6,810)

Capital taxes	3,332	3,264
Future income tax recovery (Note 15)	(56,478)	(18,414)
	(53,146)	(15,150)

Net income for the year	33,394	8,340

Accumulated loss, beginning of year	(36,064)	(45,996)
Retroactive application of changes in accounting policies (Note 3)	(1,359)	233
Accumulated loss, beginning of year restated	(37,423)	(45,763)
Accumulated loss, end of year	$(4,029)	$(37,423)

Net income per unit - basic	$0.38	$0.09
- diluted	$0.38	$0.09

The accompanying notes form an integral part of these consolidated financial statements.

72 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 73

Cash Flows

For the year ended December 31,
Canadian dollars (000s)	2003	2002
		(restated note 3)
Cash provided by operating activities
Net income for the year	$33,394	$8,340
Add non-cash items:
Depletion, depreciation and accretion	138,272	92,987
Amortization of deferred charges	621	8,983
Non-cash general and administrative (Note 12)	1,305	-
Future income tax recovery	(56,478)	(18,414)
Management internalization (Note 14)	18,592	-
Management fee paid with trust units (Note 14)	-	5,000
Cash flow from operations	135,706	96,896
Change in non-cash working capital	(23,377)	(7,090)
	112,329	89,806
Cash provided by financing activities
Increase (decrease) in long-term debt	49,300	(10,325)
Declared distributions to unitholders	(129,612)	(81,526)
Issue of trust units, net of issue costs	220,262	56,014
Issue of debentures, net of costs	71,800	61,398
Interest on convertible debentures	(7,341)	(4,901)
Change in non-cash financing working capital	28	3,949
	204,437	24,609
Cash used in investing activities
Expenditures on property, plant and equipment	(31,628)	(21,980)
Acquisition of Redwater (Note 4)	(298,638)	-
Acquisition of Provident Management Corp (Note 14)	(364)	-
Acquisition of Richland Energy Corporation (Note 4)	-	(3,389)
Acquisition of Meota Resources Corp. (Note 4)	-	(32,141)
Acquisition of oil and natural gas properties	-	(70,936)
Proceeds on disposition of oil and natural gas properties	9,947	11,157
Reclamation fund contributions	(2,492)	(1,317)
Reimbursement for leasehold improvements	1,437	-
Change in non-cash investing working capital	4,975	4,198
	(316,763)	(114,408)
Increase in cash	3	7
Cash beginning of year	42	35
Cash end of year	$45	$42
Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$17,876	$4,713
Cash capital taxes paid	$4,077	$3,264

The accompanying notes form an integral part of these consolidated financial statements.

PROVIDENT ENERGY TRUST | 73

74 | ANNUAL REPORT 2003

(Tabular amounts in Cdn$ 000s, except unit and per unit amounts)

December 31, 2003

1.      Structure of the Trust

Provident Energy Trust (the "Trust") is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties and commenced operations March 6, 2001.

Cash flow is provided to the Trust from the properties owned and operated by Provident Energy Ltd. and directly and indirectly owned subsidiaries and partnerships of the Trust ("Provident"). Cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.      Significant accounting policies

(a) Basis of presentation

These consolidated financial statements include the accounts of the Trust and Provident.

(b) Property, plant and equipment

The Trust follows the full cost method of accounting for oil and natural gas exploration and development activities, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical activities, drilling of productive and non-productive wells, and tangible well equipment. Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more. General and administrative costs are not capitalized other than to the extent that they are directly related to a successful acquisition.

All other property, plant and equipment, including midstream assets, are recorded at cost.

Inventories used to fill in cavern bottoms are presented as part of property, plant and equipment and stated at historical cost. These inventories are not depreciated.

Depletion, depreciation and accretion

The provision for depletion and depreciation for oil and natural gas assets is calculated using the unit-of-production method based on current production divided by the Trust's share of estimated total proved oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the unimpaired cost of unproved properties.
74 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 75

Midstream facilities, including natural gas storage facilities and natural gas liquids extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets which are predominantly 30 years. Capital assets related to pipelines are carried at cost and depreciated using the straight-line method over their economic lives.

Ceiling test

The ceiling test limits the carrying value of oil and natural gas properties, net of future income taxes and asset retirement obligation, to the estimated undiscounted future net production revenue associated with the proved oil and natural gas reserves, plus the unimpaired costs of unproved properties, less estimated future general and administrative expenses, interest and income taxes. The test uses costs and prices in effect at the balance sheet date. In the application of the ceiling test, any excess carrying value of the assets on the balance sheet is charged to income in the current period.

(c) Inventory

Inventories of products are valued at the lower of average cost and net realizable value.

(d) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets received, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

(e) Asset retirement obligation

Provident follows the new Canadian Institute of Chartered Accountants standard for Asset Retirement Obligation ("ARO"). Under this standard the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined. When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability. The asset recorded is depleted over the useful life of the asset. Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

(f) Unit option plan

Under Provident's option plan the exercise price of the option may be reduced in future periods, based upon the cash distributions made on the trust units, at the discretion of the option holder. Therefore, it is not possible to determine a fair value for options granted using a traditional option pricing model. Provident accounts for the unit option plan using the intrinsic value of the option, for unexercised options at the financial statement date. Compensation expense associated with the options is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus. Any changes in the intrinsic value of unexercised options are recognized in earnings in the period of change with a corresponding increase or decrease to contributed surplus. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with exercised and outstanding options as of the date of the financial statements. Consideration upon exercise of the options, along with the amount recorded as contributed surplus, is recorded as an increase in unitholders' contributions.
PROVIDENT ENERGY TRUST | 75

76 | ANNUAL REPORT 2003

(g) Financial instruments

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

(h) Future income taxes

Provident follows the liability method for calculating income taxes. Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability. The effect of any change in income tax rates is recognized in the current period income.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

(i) Revenue recognition

Revenues associated with the sales of Provident's natural gas, natural gas liquids ("NGL's") and crude oil owned by Provident are recognized when title passes from Provident to its customer.

Marketing revenues and purchased product are recorded on a gross basis as Provident takes title to product and has the risks and rewards of ownership.

Revenues associated with the services provided where Provident acts as agent are recorded as the services are provided. Revenues associated with the sale of natural gas storage services are recognized when the services are provided.

(j) Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. In particular, estimates are made by management for amounts recorded for depletion and depreciation of the property, plant and equipment ("PP&E"), and asset retirement obligation. The ceiling test uses factors such as estimated proved reserves, production rates, petroleum and natural gas prices and future costs. Due to the inherent limitations in metering and the physical properties of storage caverns the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

3.      Changes in accounting policy

Asset retirement obligation

The Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations" effective December 2003. This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes. Previously, the Trust recognized a provision for future site reclamation based on the unit-of-production method applied to estimated future site abandonment and reclamation costs.

As a result of this change, net income for the year ended December 31, 2003 increased by $0.04 million ($0.06 million net of future income tax expense of $0.02 million). At December 31, 2003 the ARO balance increased by $0.5 million to $33.2 million, the net PP&E balance decreased by $4.3 million to $884.9 million and the future tax liability increased by $0.02 million to $58.8 million.
76 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 77

The amounts previously reported for 2002 have been restated due to the retroactive application of the new ARO standard. As a result of this change, net income for the year ended December 31, 2002 decreased by $1.6 million ($2.5 million net of future income tax recovery of $0.9 million). At December 31, 2002 the ARO balance increased by $19.9 million to $32.6 million, the net PP&E balance increased by $19.9 million to $719.9 million and the future tax liability increased by $0.9 million to $116.8 million.

Opening 2003 accumulated loss increased by $1.4 million ($2.1 million net of future income tax recovery of $0.7) while the opening 2002 accumulated loss decreased by $0.2 million ($0.4 million net of future income tax expense of $0.2 million) to reflect the cumulative impact of additional depreciation, depletion and accretion expense net of the previously recorded provision for site restoration.

Unit option plan

The Trust adopted CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" effective December 2003. This change in accounting policy has been applied prospectively.

As a result of this change, net income for the year ended December 31, 2003 decreased by $1.3 million. At December 31, 2003 contributed surplus increased to $1.3 million due to the implementation of the accounting policy.

4.      Acquisitions

(a) On September 30, 2003, Provident acquired Western Canadian midstream assets ("Redwater") for $298.6 million.

The purchase price was financed through $35.8 million of long-term debt, $71.8 million of net proceeds from the issuance of convertible debentures, and $191.1 million in net proceeds from the issuance of 19,205,000 trust units.

Provident allocated the purchase price of Redwater as follows:
Net assets acquired
Petroleum product inventory	$15,413
Property, plant and equipment (includes acquisition costs of $6,763)	283,225
$298,638
The acquisition was financed by:
Long-term debt (Note 8)	35,768
Issuance of trust units (net of costs $10,582)(Note 10)	$191,070
Issuance of convertible debentures (net of costs of $3,200)	71,800
$298,638

PROVIDENT ENERGY TRUST | 77

78 | ANNUAL REPORT 2003

(b) Meota Resources Corp. ("Meota")

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
$254,389

(c) Richland Petroleum Corporation ("Richland")

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
$102,574

78 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 79

5.      Segmented information
	Oil and	Midstream
	Natural	Services	Inter-
	Gas	and	segment
	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$299,904	$-	$-	$299,904
Royalties	(72,869)	-	-	(72,869)
Product sales and services revenue	-	197,148	(24,957)	172,191
Other revenue	1,476	-	-	1,476
	228,511	197,148	(24,957)	400,702
Expenses
Cost of goods sold	-	178,104	(24,957)	153,147
Production, operating and maintenance	76,396	7,644	-	84,040
Cash general and administrative	14,289	1,076	-	15,365
Non-cash general and administrative	1,223	82	-	1,305
Management internalization	18,592	-	-	18,592
	110,500	186,906	(24,957)	272,449
Earnings before interest, taxes, depletion,
depreciation and accretion	118,011	10,242	-	128,253

Interest on long-term debt	8,568	1,165	-	9,733
Depletion, depreciation and accretion	136,066	2,206	-	138,272
Capital taxes	3,177	155	-	3,332
Future income tax recovery (Note 15)	(55,074)	(1,404)	-	(56,478)
	92,737	2,122	-	94,859

Net income for the year	$25,274	$8,120	$-	$33,394

Capital expenditures
Acquisition of Redwater	$-	$298,638	$-	$298,638
Property, plant and equipment	31,628	-	-	31,628
Selected balance sheet items
Working capital
Accounts receivable	47,691	76,106	(4,907)	118,890
Petroleum product inventory	-	24,206	-	24,206
Accounts payable	52,146	74,593	(4,907)	121,832
Long-term debt	136,500	100,000	-	236,500

Provident's business activities are conducted through two business segments; oil and natural gas production and midstream services and marketing.

Oil and natural gas production includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

In 2002 Provident operated in only one business segment, oil and natural gas production. Therefore, no segmented comparatives have been presented.
PROVIDENT ENERGY TRUST | 79

80 | ANNUAL REPORT 2003

6.      Reconciliation of cash flow and distributions

	For the year ended December 31,
	2003	2002
Cash flow from operations	$135,706	$96,896
Cash reserved for interest on convertible debentures	(7,341)	(4,901)
Cash (reserved) used for financing and investing activities	1,247	(10,469)
Cash distributions to unitholders	129,612	81,526
Accumulated cash distributions, beginning of year	118,406	36,880
Accumulated cash distributions, end of year	$248,018	$118,406
Cash distributions per unit	$2.06	$2.03

7.      Property, plant and equipment

		Accumulated
		depletion and	Net Book
December 31, 2003	Cost	depreciation	value
Oil and natural gas properties	$ 990,568	$391,922	$ 598,646
Midstream assets	283,225	2,206	281,019
Office equipment	8,359	3,133	5,226
Total	$ 1,282,152	$397,261	$ 884,891

		Accumulated
		depletion and	Net Book
December 31, 2002 (restated - note 3)	Cost	depreciation	value
Oil and natural gas properties	$ 973,598	$255,901	$717,697
Office equipment	4,042	1,880	2,162
Total	$ 977,640	$257,781	$719,859

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2003 totaled $16.4 million (December 31, 2002 - $30.2 million).

8.     Long-term debt
	December 31,
	2003	2002
Revolving term credit facility	$ 236,500	$187,200

Provident has a $335 million term credit facility with a syndicate of Canadian chartered banks. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter end debt divided by the previous quarter's cash flow annualized. At December 31, 2003, the rate was bank prime of 4.5 percent plus 0.5 percent. In February 2004 Provident executed a credit agreement consent and amendment that restricted the borrowing base under this facility to $310 million.

Pursuant to the terms of the agreement, each year on or after May 24 Provident can request the revolving period be extended for a further 364 day period. If the lenders do not extend the revolving period, at Provident's option the credit facility is converted to a one year non-revolving term credit facility at the end of the 364 day term, with one-sixth of
80 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 81

the loan balance due May 2005, one-twelfth due August 2005 and the remaining balance due at the end of the term period. As collateral security, Provident has pledged a $500 million fixed and floating charge debenture against all of its assets.

At December 31, 2003 Provident had letters of credit guaranteeing Provident's performance under certain commercial contracts that totaled $12.3 million, marginally increasing bank line utilization to 80 percent of the restricted borrowing base. The guarantees are associated with the marketing segment of the midstream business unit. At December 31, 2002 Provident's guarantees were negligible.

9.     Asset retirement obligation

Provident's asset retirement obligation is based on the Trust's net ownership in wells and facilities and management's estimate of the costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred. Midstream assets, including the Redwater facility, the Younger Plant and the liquids gathering system have been excluded from the asset retirement obligation as retirement obligations associated with these assets have indeterminate settlement dates.

The total undiscounted amount of future cash flows required to settle asset retirement obligations is estimated to be $99.7 million. Provident has estimated the present value of the asset retirement obligation to be $33.2 million as at December 31, 2003. Payments to settle asset retirement obligations occur over the operating lives of the assets estimated to be from zero to 20 years. Estimated cash flows have been discounted at Provident's credit-adjusted risk free rate of 7 percent and an inflation rate of 2 percent.
	For the year ended December 31,
	2003	2002
		(restated
		note 3)
Carrying amount, beginning of year	$32,645	$12,740
Increase in liabilities during the year	519	18,775
Settlement of liabilities during the year (Note 18)	(2,153)	(600)
Accretion expense	2,171	1,730
Carrying amount, end of year	$33,182	$32,645

10.    Unitholders' contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

During 2003 the Trust issued 19,205,000 units (16,700,000 on September 30, 2003 and 2,505,000 on exercise of underwriters options) for gross proceeds of $201.7 million, in a financing concurrent with the purchase of the Redwater assets (Note 4).

On January 17, 2003 Provident Energy Ltd., a subsidiary, issued 1.7 million exchangeable shares as consideration for the acquisition of Provident Management Corp. (see Note 14). The conversion ratio for the exchangeable shares for the period January 17 to February 14, 2003 was equal to one trust unit for one exchangeable share, and is increased on each date a distribution is paid by the trust. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances.

On January 16, 2002 the Trust issued 11.2 million trust units as consideration for the Richland acquisition. On October 1, 2002, the Trust issued 14.5 million trust units and Provident Acquisitions Inc., a subsidiary, issued 5.9 million exchangeable
PROVIDENT ENERGY TRUST | 81

82 | ANNUAL REPORT 2003

shares as partial consideration for the acquisition of Meota Resources Corp. The conversion ratio for the exchangeable shares for the period October 1 to November 14, 2002 was equal to one trust unit for one exchangeable share, and is increased on each date a distribution is paid by the Trust between October 1, 2002 and the date the exchangeable share is converted, at the option of the holder, into trust units. On January 15, 2005, all remaining exchangeable shares will be automatically exchanged for trust units, subject to extension at the option of the Trust.

Effective with the May, 2002 distribution, the Trust initiated a premium distribution, distribution reinvestment plan ("DRIP"). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan ("Regular DRIP"). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date ("Premium DRIP"). Participation in the Regular and Premium DRIP is subject to proration by the Trust. Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the DRIP.
Trust units	Year ended December 31,
	2003			2002
	Number	Amount	Number		Amount
	of Units	(000s)	of Units		(000s)
Balance at beginning of year	53,729,335	$513,835	21,054,119		$187,587
Issued for cash	19,205,000	201,653	-		-
Exchangeable share conversions	5,726,525	55,518	644,150		6,876
Issued pursuant to unit option plan	202,446	1,626	126,034		1,103
Issued pursuant to the distribution reinvestment plan	2,478,956	25,880	1,751,652		17,744
To be issued pursuant to the distribution reinvestment plan	141,361	1,528	-		-
Debenture conversions	1,341,065	14,350	11,681		125
Issued from Treasury	-	-	3,900,000		39,390
Issued for corporate acquisitions	-	-	25,674,409		257,189
Issued for property acquisition	-	-	100,000		1,050
Issued to Provident Management Corporation	-	-	467,290		5,000
Unit issue costs	-	(11,091)	-		(2,229)
Balance at end of year	82,824,688	$803,299	53,729,335		$513,835

Exchangeable shares	Year ended December 31,
		2003			2002
	Number		Amount	Number	Amount
	of Shares		(000s)	of Shares		(000s)
Provident Acquisitions Inc.
Balance at beginning of year	5,227,844		$57,036	-		$-
Issued to acquire Meota Resources Corp.	-		-	5,858,136		63,912
Converted to trust units	(4,693,487)		(51,207)	(630,292)		(6,876)
Balance, end of year	534,357		5,829	5,227,844		57,036
Exchange ratio, end of year	1.2517		-	1.03597		-
Trust units issuable upon conversion, end of year	668,855		5,829	5,415,890		$57,036

82 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 83

Exchangeable shares
	Number	Amount
	of Shares	(000s)
Provident Energy Ltd.
Balance, December 31, 2002	-	$-
Issued to acquire Provident Management Corp.	1,682,242	18,000
Converted to trust units	(403,015)	(4,311)
Balance, end of year	1,279,227	13,689
Exchange ratio, end of year	1.18663	-
Trust units issuable upon conversion, end of year	1,517,969	$13,689

The per trust unit amounts for 2003 were calculated based on the weighted average number of units outstanding of 68,448,203, which includes the shares exchangeable into trust units. The per trust unit amounts for 2002 were calculated based on the weighted average number of units outstanding of 40,221,914. Net income available for distribution to unitholders in the basic per trust unit calculations has been reduced by interest on the convertible debentures. The diluted per trust unit amounts are calculated including an additional 50,098 trust units (2002 - 56,510) for the dilutive effect of the unit option plan. Provident's convertible debentures are not included in the computation of diluted earning per unit as their effect is anti-dilutive.

11.    Convertible debentures

On September 30, 2003 the Trust issued $75 million of unsecured subordinated convertible debentures ($71.8 million net of issues costs) with a 8.75 percent coupon rate maturing December 31, 2008. The debentures may be converted into trust units at the option of the holder at a conversion price of $11.05 per trust unit prior to December 31, 2008, and may be redeemed by the Trust under certain circumstances.

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15, 2007, and may be redeemed by the Trust under certain circumstances.

The debentures and related interest obligations have been classified as equity on the consolidated balance sheet as the Trust may elect to satisfy interest and principle obligations by the issuance of trust units. During the year $14.35 million of 10.5 percent debentures were converted to trust units.

12.    General and administrative expenses
	Year ended December 31,
	2003	2002
General & administrative expenses	$15,365	$7,987
Non-cash general and administrative expenses (1)	1,305	-
Management fee	-	11,296
Total cash, non-cash general and administrative expenses and management fee	$16,670	$19,283

(1) non-cash general and administrative expenses is made up entirely by the trust unit incentive compensation expense.

PROVIDENT ENERGY TRUST | 83

84 | ANNUAL REPORT 2003

13.    Unit option plan

	Year ended December 31,
		2003		2002
		Weighted		Weighted
	Number	Average	Number		Average
	of Options	Exercise	of Options		Exercise
Outstanding, beginning of year	796,810	$10.86	611,100		$11.16
Granted	3,443,550	11.09	345,013		10.32
Exercised	(202,446)	10.62	(126,034)		10.87
Cancelled	(29,170)	11.18	(33,269)		10.72
Outstanding, end of year	4,008,744	11.06	796,810		10.86
Exercisable at end of year	1,535,004	$11.07	330,149		$11.09

The Trust Option Plan (the "Plan") is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident are eligible to participate in the Plan. There are 5,000,000 trust units reserved for the Trust Option Plan. Options are granted at a "strike price" which is not less than the closing price of the units on The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest in the following manner; one-third vest six months after the grant date, one-third vest 1.5 years after the grant date and one-third vest 2.5 years after the grant date.

At December 31, 2003, the Trust had 4,008,744 options outstanding with exercise prices ranging between $8.40 to $12.39 per unit. The weighted average remaining contractual life of the options is 3.09 years and the weighted average exercise price is $11.07 per unit excluding average potential reductions to the strike prices of $1.26 per unit.

At December 31, 2002, the Trust had 796,810 options outstanding with prices ranging from $8.40 to $12.39 per unit. The weighted average exercise price was $11.09 per unit. The weighted average remaining contractual life of the options was 2.8 years.

Provident recorded compensation expense and contributed surplus, based on the year end unit price, of $1.3 million for the 3.4 million options granted on or after January 1, 2003. Provident has elected to apply the provision of CICA section 3870 prospectively, therefore, no compensation expense is associated with options granted prior to January 1, 2003.

14.    Related party transactions

Until January 17, 2003 the Trust was actively managed by Provident Management Corporation (the "Manager"), and in accordance with the terms of the management agreement, the Manager was entitled to receive a base fee in the amount of 2 percent of the operating cash flow of Provident, plus a total return fee based on distributions and unit price performance during the period. Pursuant to the management fee amending agreement approved in conjunction with the management internalization transaction (Note 10), the base fee paid for the period January 1 to October 31, 2002 was $1.8 million and $0.5 million for the period November 1 to December 31, 2002, for a total base fee of $2.3 million. The total return fee for 2002 was restricted to $9.0 million, payable by way of $4.0 million in cash and 467,290 trust units valued at $5.0 million. The Manager was reimbursed for administration expenses which totaled $264,242 in 2002.
84 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 85

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

The full cost of this transaction, $18.6 million including transaction costs of $0.6 million, was expensed in 2003.

15.    Future income taxes

The difference between the accounting value and the income tax value of assets and liabilities, which comprise the future tax liability, are as follows:
	December 31,
	2003	2002
		(restated)
Petroleum and natural gas properties and other	$49,273	$102,122
Production facilities	8,128	14,724
Midstream facilities	1,404	-
	$58,805	$116,846

The future income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 40.6 percent (2002 - 42.1 percent) as follows:
	Year ended December 31,
	2003	2002
		(restated)
Expected income tax recovery	$(8,019)	$(2,860)
Increase (decrease) resulting from:
Non-deductible Crown charges and other payments	14,226	12,728
Federal resource allowance	(8,563)	(7,382)
Alberta Royalty Tax Credit	(183)	(260)
Payments to the Trust	(33,454)	(16,808)
Income less related depletion and depreciation in a
wholly owned partnership and in the Trust	382	(2,630)
Federal income tax rate changes and other	(20,867)	(1,202)
	$(56,478)	$(18,414)

16.    Commitments

Under the terms of the Redwater purchase and sale agreement Provident is committed to assumption or cancellation of financial assurances that the vendor had with suppliers. These financial assurances, which guarantee performance under certain commercial contracts, total $14.0 million.
PROVIDENT ENERGY TRUST | 85

86 | ANNUAL REPORT 2003

Provident has office lease commitments that extend through April 2013. Future minimum lease payments for the following five years are: 2004 - $2.3 million; 2005 - $2.3 million; 2006 - $2.4 million, 2007 - $2.5 million; and 2008 -$2.5 million.

17.    Financial instruments and hedging

Provident's commodity price risk management program is intended to minimize the volatility of Provident's commodity prices and to assist with stabilizing cash flow and distributions. Provident seeks to accomplish this through the use of financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

The carrying amounts of current assets, the reclamation fund, current liabilities and long-term debt as stated in the financial statements approximate their estimated fair value. Substantially all of the Trust's accounts receivable are with oil and gas marketers and joint venture partners in the oil and natural gas industry and are subject to normal industry credit risks.

With respect to financial instruments, Provident could be exposed to losses if a counterparty fails to perform in accordance with the terms of the contract. This risk is managed by diversifying the derivative portfolio among counterparties meeting certain financial criteria.

(a) Commodity price

(i) Crude oil

For 2003, Provident paid out $23.9 million to settle various oil market based contracts on an aggregate volume of 1,867,500 barrels. For 2002, Provident paid out $13.0 million to settle various oil market based contracts on an aggregate volume of 2,286,250 barrels. The estimated value of contracts in place if settled at market prices at December 31, 2003 would have resulted in an opportunity cost of $21.1 million (December 31, 2002 -$13.3 million). The contracts in place at December 31, 2003 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2004	Light Oil	4,500 Bpd	WTI US$23.41 per bbl	January 1 - December 31
		500 Bpd	WTI US$25.08 per bbl	January 1 - March 31
2005	Light Oil	2,000 Bpd	WTI US$25.01 per bbl	January 1 - December 31
2004	Heavy Oil (1)	2,800 Bpd	US$17.96 per bbl
			at Hardisty	January 1 - December 31

(1)The heavy oil price of US$17.96 per bbl has been fixed through a combination of US dollar denominated WTI contracts combined with US dollar differential contracts.

(ii) Natural gas

For 2003, Provident paid $25.0 million to settle various natural gas market based contracts on an aggregate of 23,063,900 gigajoules ("GJ"). For 2002, Provident received $6.6 million to settle various natural gas market based contracts on an aggregate of 11,554,250 gigajoules ("GJ"). As at December 31, 2003 the estimated value of contracts in place settled at market prices at December 31 would have resulted in an opportunity cost of $4.1 million (December 31, 2002 -of $12.4 million). The contracts in place at December 31, 2003 are summarized in the following table:

86 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 87

Year	Product	Volume	Terms	Effective Period
2004	Natural Gas (2)	5,000 Gjpd	Cdn$4.95 per gj	January 1 - December 31
		9,000 Gjpd	Cdn$6.36 per gj	January 1 - March 31
		900 Gjpd	Cdn$5.75 per gj	January 1 - October 31
		27,000 Gjpd	Cdn$5.10 per gj	April 1 - October 31
		3,600 Gjpd	Cdn$5.82 per gj	November 1 - December 31
		10,000 Gjpd	Funded Collar
			Cdn$5.50 - $8.75 per gj	January 1 - March 31
		10,000 Gjpd	Costless collar
			Cdn$5.50 - $7.85 per gj	January 1 - March 31
		5,000 Gjpd	Costless collar
			Cdn$6.00 - $7.28 per gj	January 1 - March 31
		5,000 Gjpd	Costless collar
			Cdn$6.25 - $8.00 per gj	January 1 - March 31
		3,000 Gjpd	Costless collar
			Cdn$5.50 - $6.23 per gj	April 1 - December 31
		3,000 Gjpd	Costless collar
			Cdn$5.25 - $7.10 per gj	November 1 - December 31
		2,000 Gjpd	Costless collar
			Cdn$5.50 - $7.29 per gj	November 1 - December 31
2005	Natural Gas (2)	3,000 Gjpd	Cdn$5.90 per gj	January 1 - March 31
		600 Gjpd	Cdn$5.39 per gj	January 1 - October 31
		3,000 Gjpd	Costless collar
			Cdn$5.25 - $7.10 per gj	January 1 - March 31
		2,000 Gjpd	Costless collar
			Cdn$5.50 - $7.29 per gj	January 1 - March 31

(2)Natural gas contracts are settled against AECO monthly index.

(b) Foreign exchange contracts

Provident had two foreign exchange sell contracts in place in 2003 for a total of US$1.25 million per month at an average exchange rate of Cdn$1.56 per US$1.

18.    Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.25 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the year ended December 31, 2003, $2.5 million was contributed to the reserve and actual expenditures totaled $2.2 million. For the year ended December 31, 2002, $1.3 million was added to the cash reserve and actual expenditures totaled $0.6 million.

19.    Subsequent event

On February 4, 2004 the Trust issued 4,500,000 Trust units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a public offering prospectus dated January 22, 2004.

20.    Comparative balances

Certain comparative numbers have been restated to conform with the current year presentation.
PROVIDENT ENERGY TRUST | 87

88 | ANNUAL REPORT 2003

21.    Reconciliation of financial statements to United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. All adjustments are measurement differences. Disclosure items are not noted. The application of US GAAP would have the following effects on net income as reported:

	Year ended
	December 31,
(Canadian $000s, except per unit numbers)	2003	2002
		[restated
		- Note 3)
Net income as reported	$33,394	$8,340
Adjustments
Depletion, depreciation and accretion (b)	4,121	6,933
FAS 133 adjustment (c)	620	(27,666)
Interest on convertible debentures (g)	(7,341)	(4,901)
Non-cash general and administrative (h)	(1,433)	-
Future income taxes (a) (c) (e)	(6,595)	8,874
Income before cummulative effect of a change in
accounting policy - U.S. GAAP	$22,766	$(8,420)
Net income (loss), before change in accounting
policy, per unit - basic and diluted	$0.33	$(0.21)
Effect of a change in accounting policy due to ARO (b)
Depletion, depreciation and accretion	(2,141)	-
Future income tax recovery	741	-
Net income (loss) - U.S. GAAP	$21,366	$(8,240)
Net income (loss) per unit - basic and diluted	$0.31	$(0.21)

The application of US GAAP would have the following effects on the balance sheet as reported:
		As at December 31,
		2003			2002
	Canadian		U.S.	Canadian		U.S.
	GAAP		GAAP	GAAP		GAAP
				(restated		(restated
				- Note 3)		- Note 3)
Assets
Property, plant and equipment (a) (b)	$884,891		$867,703	$719,859		$678,728
Liabilities and unitholders' equity
Other liability (c)	-		23,804	-		24,424
Asset retirement obligation (b)	33,182		33,182	32,645		12,245
Future income taxes (a) (b) (c) (e)	58,805		44,124	116,846		94,777
Convertible debentures - long-term liability (g)	-		119,395	-		61,279
Convertible debentures - equity (g)	119,395		-	61,279		-
Accumulated interest on convertible debentures - equity (g)	(12,242)		-	(4,901)		-
Capital contributions (d)	803,299		807,282	513,835		517,818
Contributed surplus (h)	1,305		2,738
Accumulated (loss) income	$(4,029)		$(47,998)	$(37,423)		$(69,364)

88 | PROVIDENT ENERGY TRUST

ANNUAL REPORT 2003 | 89

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

(b) Provident adopted the Canadian accounting standard for Asset Retirement Obligation (ARO), as outlined in CICA handbook section 3110 effective December 2003. This section is equivalent to Statement of Financial Accounting Standards (FAS) No.143, Accounting for Asset Retirement Obligations which was effective for fiscal periods beginning on or after January 1, 2003. Adoption of this standard in 2003 eliminated a US GAAP reconciling item related to accounting for the obligation, however, a difference is created in how the transition amounts are disclosed. US GAAP requires that the cumulative impact of a change in accounting policy be presented in the current year Consolidated Statement of Operations and Accumulated Loss and prior periods not be restated.

(c) Since inception, Provident adopted FAS 133, Accounting for Financial Instruments and Hedging Activities, which requires that all derivatives be recorded on the balance sheet at their fair value, as either an asset or liability. Changes in the derivative's fair value are recognized in the current period earnings, unless specific hedge accounting criteria are met. If the derivative is designated a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedge item is realized. Ineffective portions of change in fair value are recognized in earnings immediately. The mark to market at the balance sheet dates of financial contracts have been reflected in these adjustments. Pursuant to Canadian GAAP, no mark to market is recognized in the financial statements.

(d) Under U.S. GAAP, costs associated with a plan of arrangement would be expensed. Under Canadian GAAP, the costs are offset to capital contributions.

(e) The Canadian liability method of accounting for income taxes is similar to the United States FAS 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident's financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.

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

(g) Under U.S. GAAP, convertible debentures are treated as debt and any distributions paid on these debentures are treated as interest expense. Under Canadian GAAP, convertible debentures are classified as equity and any distributions are recorded as a direct charge to unitholders' equity.

(h) Provident harmonized its accounting treatment of unit based compensation with US GAAP in 2003 by adopting CICA handbook section 3870, "Stock-based compensation and other stock-based payments." For US GAAP purposes Provident follows FAS 123, "Accounting for stock-based compensation." Adoption of CICA handbook section 3870 allows for prospective application whereby only 2003 option grants are fair valued. Under FAS 123, all option grants are fair valued.

Recent US accounting pronouncements

Accounting for certain financial instruments with characteristics of both liabilities and equity

In 2003, the Financial Accounting Standards Board (FASB) issued FAS 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity." FAS 150 establishes standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity. Provident adopted this standard with no impact to the consolidated financial statements.
PROVIDENT ENERGY TRUST | 89

90 | ANNUAL REPORT 2003

Recent US accounting pronouncements issued but not implemented

In 2003, FASB issued Interpretation Number 46R, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." The standard mandates that variable interest entities be consolidated by their primary beneficiary. In Canada, the Accounting Standards Board (ACSB) has suspended the effective dates for accounting guideline 15, "Consolidation of Variable Interest Entities" to amend the guideline to harmonize it with FAS Interpretation Number 46R. At December 31, 2003 Provident did not have any variable interests in special purpose entities.

Recent Canadian accounting pronouncements issued but not implemented

Full cost accounting

In 2003, the CICA issued accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaces accounting guideline 5, "Full cost accounting in the oil and gas industry." The guideline alters the ceiling test calculation and is effective for fiscal years beginning on or after January 1, 2004. Accounting guideline 16 does not harmonize Canadian and US GAAP as US GAAP requires the ceiling test to be performed using a 10% discount rate while accounting guideline 16 requires that management's best estimate for fair value be used.

Exchangeable shares

In 2003, the CICA issued a draft EIC, "Income trusts - exchangeable shares." The EIC proposes that the retained interest of the exchangeable shareholders should be presented on the balance sheet as a non-controlling interest separate and distinct from unitholders' equity. The draft EIC is currently under review and was not enacted in final form as of the time of publication of Provident's consolidated financial statements.

Convertible debentures

In 2005, in accordance with CICA Handbook section 3860, "Financial instruments - disclosure and presentation," convertible debentures will be required to be classified as a liability on the balance sheet with interest payment recorded as an expense. For US GAAP, Provident classifies convertible debentures as liabilities on the balance sheet and records interest payments on convertible debentures as an expense.

Hedging relationships

CICA accounting guideline 13, "Hedging relationships" is effective for fiscal periods beginning on or after July 1, 2003. This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Provident does not anticipate applying hedge accounting to its commodity price risk management program. Therefore, Provident expects to eliminate the US GAAP difference, "FAS 133 adjustment" (item (c) above) in 2004 and charge the mark to market amounts to the Canadian GAAP income statement.
90 | PROVIDENT ENERGY TRUST

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. As of the end of the registrant's fiscal year ended December 31, 2003, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of Provident Energy Ltd., who also perform such functions for the registrant. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while the CEO and CFO believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c) Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant's board of directors has determined that Mike H. Shaikh, a member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F).

Code of Ethics.

The registrant has adopted a "code of ethics" (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on the registrant's website at www.providentenergy.com.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2003 and 2002:

(CDN$)	2003	2002
Audit Fees	$334,600	$247,300
Audit-Related Fees	167,500	50,300
Tax Fees	214,700	130,000
All Other Fees	-	-
Total	716,800	427,600

Audit Fees. Audit fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported as Audit Fees. During fiscal 2003 and 2002, the services provided in this category included due diligence reviews in connection with acquisitions, research of accounting and audit-related issues, review of reserves disclosure and the completion of audits required by contracts to which the registrant is a party.

Tax Fees. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2003 and 2002, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

All Other Fees. There are no other fees.

Pre-Approval Policies and Procedures.

(a) All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the audit committee or pursuant to Delegated Authority (as defined below). Subject to the next paragraph, the audit committee has delegated authority to the chairman of the audit committee to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP and not otherwise pre-approved by the full audit committee, including the fees and terms of the proposed services ("Delegated

Authority"). All pre-approvals granted pursuant to Delegated Authority must be presented by the chairman to the full audit committee at its next meeting.

The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority may not exceed Cdn.$50,000. Amounts exceeding Cdn.$50,000 must be pre-approved by the full audit committee.

Prohibited services may not be pre-approved by the audit committee or pursuant to Delegated Authority.

(b) Of the fees reported in this Annual Report on Form 40-F under the heading "Principal Accountant Fees and Services", none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
		Less than 1	1-3	3-5	More than
Contractual Obligations	Total	Year	Years	Years	5 years
Long-Term Debt Obligations	236.5	-	236.5	-	-
Capital (Finance) Lease Obligations	-	-		-	-
Operating Lease Obligations	21.6	2.3	4.7	7.5	7.1
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected		-	-	-	-
on the Registrant's Balance Sheet under
Canadian GAAP
Total	258.1	2.3	241.2	7.5	7.1

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process.

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2004.

PROVIDENT ENERGY TRUST
By: Provident Energy Ltd.

By: /s/ Thomas W. Buchanan
Name: Thomas W. Buchanan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of Ernst & Young LLP

99.7	Consent of McDaniel & Associates Consultants Ltd.