Form 40-F
period 2004-12-31
PROVIDENT ENERGY TRUST
filed 2005-04-04
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 1-15196

PROVIDENT ENERGY TRUST
(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

Suite 800, 112 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0H3
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

Trust Units outstanding at December 31, 2004: 142,226,248 Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ___                                       No     X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes     X                                          No___

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2004;

(b)	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 20 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 30, 2005

TABLE OF CONTENTS

	Page		Page

GLOSSARY OF TERMS	1	Reserves and Future Net Revenue	40
ABBREVIATIONS, TERMS AND		Reconciliation of Changes in Reserves and
CONVERSIONS	5	Future Net Revenue	46
PRESENTATION OF OIL AND GAS		Undeveloped Reserves	49
RESERVES AND PRODUCTION		Future Development Costs	50
INFORMATION	6	Abandonment and Reclamation Costs	51
NON-GAAP MEASURES	6	Forward Contracts	51
NOTE REGARDING FORWARD		Significant Factors or Uncertainties	51
LOOKING STATEMENTS	6	Oil and Gas Properties and Wells	51
INCORPORATION AND STRUCTURE	9	Significant Properties	52
The Trust	9	Properties with No Attributed Reserves	52
Provident	9	Costs Incurred	53
Provident Holdings Trust	9	Exploration and Development Activities	53
Provident Acquisitions L.P	9	Production Estimates	53
Provident Acquisitions Inc	9	Production History	54
Breitburn Energy Company L.P	10	MIDSTREAM NGL PROCESSING
INTERCORPORATE RELATIONSHIPS	10	OPERATIONS	56
INFORMATION CONCERNING THE		General	56
TRUST, PROVIDENT AND		NGL Extraction	56
CERTAIN SUBSIDIARIES	11	NGL Fractionation	57
Provident Energy Trust	11	NGL Transportation	57
Provident Energy Ltd	17	NGL Storage	57
Provident Holdings Trust and Provident		NGL Marketing	57
Acquisitions L.P	23	Commercial Arrangements	58
Provident Acquisitions Inc	23	MARKET FOR SECURITIES	59
Breitburn Energy Company L.P	23	RECORD OF CASH DISTRIBUTIONS	60
Internalization of Management	23	DIRECTORS AND OFFICERS	61
GENERAL DEVELOPMENT OF THE		AUDIT COMMITTEE INFORMATION	68
BUSINESS OF THE TRUST AND		INFORMATION CONCERNING THE OIL
PROVIDENT	25	AND GAS INDUSTRY	69
SIGNIFICANT ACQUISITIONS	28	RISK FACTORS	71
Founders Arrangement	28	Oil and Gas Production Risk Factors	72
Maxx Arrangement	29	Midstream NGL Asset Risk Factors	74
Richland Arrangement	29	General Risk Factors	76
Southeast Alberta Property Acquisition	30	INTERESTS OF MANAGEMENT AND
Meota Takeover	30	OTHERS IN MATERIAL
Redwater Acquisition	31	TRANSACTIONS	80
Viracocha Arrangement	32	TRANSFER AGENT AND REGISTRAR	80
Olympia Arrangement	33	INTERESTS OF EXPERTS	80
Breitburn Acquisition	34	MATERIAL CONTRACTS	80
CORPORATE STRATEGY AND RISK		DOCUMENTS INCORPORATED BY
MANAGEMENT	35	REFERENCE	81
General	35	PRINCIPAL HOLDERS OF TRUST
Commodity Price Risk Management Program	35	UNITS	81
OIL AND NATURAL GAS OPERATIONS	38	ADDITIONAL INFORMATION	81
Principal Properties	38

SCHEDULE A -	REPORTS ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR
SCHEDULE B -	REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER
INFORMATION
SCHEDULE C -	AUDIT COMMITTEE INFORMATION
SCHEDULE D -	FINANCIAL STATEMENTS OF OLYMPIA ENERGY INC.
SCHEDULE E -	FINANCIAL STATEMENTS OF VIRACOCHA ENERGY INC.
SCHEDULE F -	FINANCIAL STATEMENTS OF BREITBURN ENERGY COMPANY LLC

-i-

GLOSSARY OF TERMS

"ABCA" means the Business Corporations Act (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Accrete" means Accrete Energy Inc., formerly 1101130 Alberta Ltd.;

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

"Breitburn L.P." means Breitburn Energy Company L.P., a Delaware limited partnership and an indirect subsidiary of the Trust;

"Breitburn" means Breitburn Energy Company LLC, a former California limited liability company;

"Breitburn Acquisition" means the transaction in which the Trust acquired all of the issued and outstanding shares of Breitburn pursuant to an agreement and plan of merger dated June 15, 2004 among the Trust, Breitburn, Pro GP Corp., Pro LP Corp. and BB Merger LLC;

"Breitburn Properties" means the oil and gas properties held by Breitburn L.P. in the state of California with minor interests offshore in the Gulf of Mexico and the State of Wyoming;

"Budget" means the Notice of Ways and Means Motion released as an annex to the March 23, 2004 Canadian Federal Budget;

"6.5% Debentures" means the 6.5% convertible unsecured subordinated debentures of the Trust;

"8% Debentures" means the 8% convertible unsecured subordinated debentures of the Trust;

"8.75% Debentures" means the 8.75% convertible unsecured subordinated debentures of the Trust;

"10.5% Debentures" means the 10.5% convertible unsecured subordinated debentures of the Trust;

"CGA" means Cawley, Gillespie and Associates, Inc., independent petroleum engineers;

"Chamaelo" means Chamaelo Energy Inc., formerly 1100974 Alberta Inc.;

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

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers;

"Holdings Trust" means Provident Holdings Trust;

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"McDaniel Report" means the independent engineering evaluations of Provident's oil, NGL and natural gas interests prepared by McDaniel dated February 25, 2005 effective December 31, 2004;

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

"NSA" means Netherland, Sewell and Associates, Inc., independent petroleum engineers;

"Nautilus" means Nautilus Resources LLC;

"Nautilus Acquisition" means the acquisition of all of the membership interests in Nautilus by Breitburn L.P. pursuant to a membership interest purchase and sale agreement dated February 9, 2005 among Breitburn L.P. and all of the membership interest holders of Nautilus;

"Nautilus Properties" means the oil and gas producing properties in the State of Wyoming held by Nautilus and acquired by Breitburn L.P. pursuant to the Nautilus Acquisition;

"Non-Resident" means a non-resident of Canada for the purposes of the Tax Act;

"Olympia" means Olympia Energy Inc.;

"Olympia Arrangement" means the plan of arrangement in which the Trust acquired all of the issued and outstanding common shares of Olympia pursuant to an arrangement agreement dated April 6, 2004 among the Trust, Provident, Olympia and Accrete;

"Opal" means Opal Energy Inc.;

"Option Plan" means the trust unit option plan of the Trust providing for the issuance of options to acquire Trust Units to employees, officers, directors and consultants of the Trust;

"Orcutt Hill Acquisition" means the acquisition by Breitburn L.P. of certain oil and natural gas producing properties, related interests and 5,000 acres of surface acreage situated in the Orcutt Hill Oil Field located in Santa Barbara County, California pursuant to a purchase and sale agreement dated September 13, 2004 between Breitburn L.P. and an arm's length third party vendor;

"Orcutt Hill Properties" means the oil and natural gas producing properties, related interests and 5,000 acres of surface acreage situated in the Orcutt Hill Oil Field located in Santa Barbara County, California acquired by Breitburn L.P. pursuant to the Orcutt Hill Acquisition;

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

"Viracocha" means Viracocha Energy Inc.;

"Viracocha Arrangement" means the plan of arrangement in which the Trust acquired all of the issued and outstanding common shares of Viracocha pursuant to an arrangement agreement dated April 6, 2004 among the Trust, Provident, Viracocha and Chamaelo; and

"Williams Canada" means Williams Energy (Canada), Inc.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS, TERMS AND CONVERSIONS

Oil and Natural Gas Liquids		Natural Gas
bbls	barrels	Mcf	thousand cubic feet
Mbbl	thousand barrels	MMcf	million cubic feet
bpd or bbl/d	barrels of oil per day	bcf	billion cubic feet
mmbbls	million barrels	mcfd or Mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	mmcfd	million cubic feet per day
STB	stock tank barrel of oil	m3	cubic metres
Mstb	thousand stock tank barrels of oil	mmbtu	million British Thermal Units
boed or boe/d	barrels of oil equivalent per day	GJ	gigajoule
		gjpd	gigajoule per day

Other
boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
mboe	means thousand barrels of oil equivalent.
mmboe	means million barrels of oil equivalent.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this Annual Information Form has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Trust has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

In this Annual Information Form, the Trust uses the terms "cash flow", "adjusted cash flow" and "funds flow from operations" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash flow", "adjusted cash flow" and "funds flow from operations" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "adjusted cash flow" and "funds flow from operations" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "adjusted cash flow" and "funds flow from operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. All references to "cash flow", "adjusted cash flow" and "funds flow from operations" are based on cash flow before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust. The actual amount of cash that is distributed cannot be assured and future distributions may vary. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

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

  royalties payable in respect of oil and gas production;

  governmental regulation of the oil and gas industry, including income tax and environmental regulation;

  fluctuation in foreign exchange or interest rates;

  stock market volatility and market valuations;

  the impact of environmental events;

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

Provident

Provident Energy Ltd. is a corporation the common shares of which are wholly-owned by the Trust. Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders Energy Ltd. pursuant to a plan of arrangement involving the Trust, Provident and Founders effective March 6, 2001. Provident subsequently amalgamated with Maxx Petroleum Ltd. effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, Provident and Maxx. Provident was also amalgamated with Richland Petroleum Corporation effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, Provident and Richland. Provident was amalgamated with Provident Management Corporation pursuant to a management internalization transaction involving the Trust, Provident, the Manager and the shareholders of the Manager effective January 17, 2003. Provident was amalgamated with Viracocha and Olympia effective June 1, 2004 pursuant to the Viracocha Arrangement and Olympia Arrangement, respectively. The head and principal offices of Provident are located at 700, 112 - 4th Avenue S.W., Calgary, Alberta T2P 0H3. The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Provident owns all of the common shares of the following five subsidiaries: Provident Acquisitions Inc., 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest Inc. and Coast Pacific RLP-97 Exploration Inc.

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

Breitburn Energy Company L.P.

Breitburn L.P. is a Delaware limited partnership and an indirect subsidiary of the Trust. Breitburn L.P. resulted from the merger of Breitburn, a former California limited liability company, and BB Merger LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of the Trust, pursuant to the Breitburn Acquisition. The Trust currently indirectly holds approximately 95% of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5% of the partnership interests held by Breitburn's co-founders and co-chief executive officers. The head and principal offices of Breitburn L.P. are located at 515 S. Flower Street, Suite 4800, Los Angeles, California 90071. The registered office of Breitburn L.P. is 2711 Centerville Road, Suite 400, Willington, Delaware 19808.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties and Midstream NGL Assets to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Trust.

Notes:
(1) Portion of cash flow withheld to fund capital expenditures, reclamation fund and debt repayment.
(2) Controlled by Breitburn's co-founders.

INFORMATION CONCERNING THE TRUST, PROVIDENT AND CERTAIN SUBSIDIARIES

Provident Energy Trust

Cash Flow

The Trust indirectly holds interests in petroleum and natural gas properties and the Midstream NGL Assets. Cash flow from the petroleum and natural gas properties flows from Provident and the Trust's various subsidiaries to the Trust by way of royalty payments and interest payments and principal repayments on notes issued by the Trust from time to time. Cash flow from the Midstream NGL Assets flows from Provident to the Trust by way of interest payments and principal repayments on notes issued by the Trust. Distributable income generated by the royalty payments, interest payments and principal repayments is then distributed monthly to the Unitholders. Under the terms of the Trust Indenture the Trust is also entitled to (i) invest in securities of Provident from time to time; (ii) acquire royalties; (iii) temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of the Trust and paying amounts payable by the Trust in connection with the redemption of any Trust Units and making distributions to Unitholders; (iv) acquire or invest in Subsequent Investments; and (v) pay the costs, fees and expenses associated with or incidental to the foregoing.

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

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from Provident and shall be entitled to such number of votes at meetings of holders of Trust Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Trust Units, the Special Voting Units shall not confer upon the holders thereof any other rights. As of March 19, 2005, there were two Special Voting Units issued and outstanding.

10.5% Debentures

In April 2002, the Trust issued $64,410,000 aggregate principal amount of convertible unsecured subordinated debentures. The 10.5% Debentures mature on May 15, 2007 and bear interest at a rate of 10.5% per annum, payable semi-annually in arrears on May 15 and November 15 in each year. The 10.5% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of May 15, 2007 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $10.70 per Trust Unit, subject to adjustment in certain circumstances. After May 15, 2005 and prior to maturity, the Trust may redeem the 10.5% Debentures in whole or in part from time to time at a price of $1,050 per 10.5% Debenture from May 15, 2005 until May 15, 2006 and at a price of $1,025 per 10.5% Debenture thereafter until maturity, in each case plus accrued and unpaid interest. On redemption or maturity of the 10.5% Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 10.5% Debenture holder. As of March 22, 2005, there was $45,696,500 aggregate principal amount of 10.5% Debentures outstanding.

8.75% Debentures

In September 2003, the Trust issued $75,000,000 aggregate principal amount of convertible unsecured subordinated debentures. The 8.75% Debentures mature on December 31, 2008 and bear interest at a rate of 8.75% per annum, payable semi-annually in arrears on June 30 and December 31 in each year. The 8.75% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of December 31, 2008 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $11.05 per Trust Unit, subject to adjustment in certain circumstances. After January 1, 2007 and prior to maturity, the Trust may redeem the 8.75% Debentures in whole or in part from time to time at a price of $1,050 per 8.75% Debenture from January 1, 2007 until January 1, 2008 and at a price of $1,025 per 8.75% Debenture thereafter until maturity, in each case plus accrued and unpaid interest. On redemption or maturity of the 8.75% Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 8.75% Debenture holder. As of March 22, 2005, there was $74,117,000 aggregate principal amount of 8.75% Debentures outstanding.

8% Debentures

In July 2004, the Trust issued $50,000,000 aggregate principal amount of convertible unsecured subordinated debentures. The 8% Debentures mature on July 31, 2009 and bear interest at a rate of 8% per annum, payable semi-annually in arrears on July 31 and January 31 in each year. The 8% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of July 31, 2009 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $12.00 per Trust Unit, subject to adjustment in certain circumstances. After July 31, 2007 and prior to maturity, the Trust may redeem the 8% Debentures in whole or in part from time to time at a price of $1,050 per 8% Debenture from July 31, 2007 until July 31, 2008 and at a price of $1,025 per 8% Debenture thereafter until maturity, in each case plus accrued and unpaid interest. On redemption or maturity of the 8% Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 8% Debenture holder. As of March 19, 2005, there was $50,000,000 aggregate principal amount of 8% Debentures outstanding.

6.5% Debentures

In March 2005, the Trust issued $100,000,000 aggregate principal amount of convertible unsecured subordinated debentures. The 6.5% Debentures mature on August 31, 2012 and bear interest at a rate of 6.5% per annum, payable semi-annually in arrears on August 31 and February 28 in each year, commencing August 31, 2005. The 6.5% Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of August 31, 2012 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $13.75 per Trust Unit, subject to adjustment in certain circumstances. After August 31, 2008 and prior to maturity, the Trust may redeem the 6.5% Debentures in whole or in part from time to time at a price of $1,050 per 6.5% Debenture from August 31, 2008 until August 31, 2009, at a price of $1,025 per 6.5% Debenture after August 31, 2009 and on or before August 31, 2010 and after August 31, 2010 and prior to maturity at a price of $1,000 per 6.5% Debenture, in each case plus accrued and unpaid interest. On redemption or maturity of the 6.5% Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 6.5% Debenture holder. As of March 19, 2005, there was $100,000,000 aggregate principal amount of 6.5% Debentures outstanding.

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

Trust Unit Option Plan

The Trust has implemented a trust unit option plan. Under the Option Plan, options to purchase a maximum of 8,000,000 Trust Units may be granted to employees, officers, directors and consultants to the Trust and its subsidiaries. The Option Plan will be administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

The number of Trust Units subject to options which may be granted from time to time under the Option Plan shall not exceed 8,000,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Trust Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust or Provident (or their advisors) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of the Trust or Provident (or their advisors) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of the Trust or Provident (or their advisors), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of March 23, 2005, there were 4,903,043 options granted and outstanding under the Option Plan.

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

March 2004 Federal Budget

The Budget, and subsequent announcements by the Department of Finance which withdrew certain of the Budget proposals, proposed changes to the Tax Act that will result in distributions to non-residents made after 2004, other than distributions out of the income of the Trust (which are already subject to Canadian withholding tax) becoming subject to a special 15% Canadian withholding tax. This withholding tax will generally not be refundable, except in certain circumstances where the non-resident Unitholder realizes a capital loss on the disposition of Trust Units. This measure may adversely impact non-resident Unitholders who are not able to deduct or credit such withholding tax against income taxes otherwise payable by them in the foreign jurisdiction. The Budget originally included a number of proposals relating to non-resident ownership of mutual fund trusts. However, these proposals were withdrawn by subsequent announcements by the Department of Finance.

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

Provident Energy Ltd.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties and the Midstream NGL Assets. Provident is also engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin. Provident currently has 377 employees, consultants and contract operators at its head office location and in several field offices within the core areas of Lloydminster, west central Alberta, southern Alberta, southwest Saskatchewan, southeast Saskatchewan and the NGL Midstream facility in Redwater, Alberta.

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

Series A Exchangeable Shares

Provident also issued a total of 1,682,242 Series A exchangeable shares in 2003. All of the Series A exchangeable shares are held by corporations related to two senior officers of Provident and were issued in connection with the Trust's management internalization transaction completed at the beginning of 2003.

The Series A exchangeable shares are generally intended to represent an economic equivalent to the Trust Units that the vendors would have received from the sale of the common shares of the Manager had they elected to receive Trust Units. Each Series A exchangeable share is exchangeable for Trust Units on the basis of an exchange ratio, initially equal to one, subject to certain adjustments to reflect the cash distributions on the Trust Units.

The Trust has issued a Special Voting Unit to Computershare Trust Company of Canada, the Trustee, for the benefit of the holders of the Series A exchangeable shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote equal to the number of Trust

Units (rounded down to the nearest whole number) into which the Series A exchangeable shares are then exchangeable.

The Series A exchangeable shares have substantially similar attributes to the Series B exchangeable shares issued by Provident in connection with the Viracocha Arrangement and Olympia Arrangement and described below.

Provident is authorized to issue an unlimited number of exchangeable shares, issuable in series. As of March 24, 2005, there were 638,474 Series A exchangeable shares of Provident outstanding at an exchange ratio of 1.391620.

Series B Exchangeable Shares

On June 1, 2004, Provident issued 2,650,000 Series B exchangeable shares as partial consideration pursuant to the Viracocha Arrangement and Olympia Arrangement. The exchange ratio for the Series B exchangeable shares was initially equal to one Trust Unit for one Series B exchangeable share and is increased on each date a distribution is paid by the Trust following the date of issuance and the date the Series B exchangeable share is exchanged, at the option of the holder, into Trust Units. On January 15, 2006, all remaining Series B exchangeable shares will be automatically exchanged for Trust Units, subject to extension at the option of the Trust. As of March 24, 2005, there were 1,295,776 Series B exchangeable shares of Provident outstanding at an exchange ratio of 1.099790.

The Series B exchangeable shares rank prior to any common shares of Provident and any other shares ranking junior to the Series B exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Provident.

Holders of Series B exchangeable shares are entitled to receive dividends if, as and when declared by the board of directors of Provident. Provident does not anticipate that any dividends will be declared in respect of the Series B exchangeable shares; however the board of directors of Provident has the right in its sole discretion to do so.

Subject to the Retraction Call Right described below, a holder of Series B exchangeable shares is entitled at any time to require Provident to redeem any or all of the Series B exchangeable shares held by such holder for a retraction price per exchangeable share equal to the value of that number of Trust Units equal to the exchange ratio as at the retraction date (the "Retraction Price"), to be satisfied by the delivery of that number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Holders of the Series B exchangeable shares may request redemption by presenting to Provident or the Series B exchangeable shares transfer agent a certificate or certificates representing the number of Series B exchangeable shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Series B exchangeable shares. The redemption will become effective five business days after the date on which Provident or the Series B exchangeable shares transfer agent receives the retraction request from the holder.

When a holder requests Provident to redeem the Series B exchangeable shares, the Trust, Provident or any subsidiary of either the Trust or Provident will have an overriding right (the "Retraction Call Right") to purchase on the retraction date all but not less than all of the Series B exchangeable shares that the holder has requested Provident to redeem at a purchase price per Series B exchangeable share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units having a value equal to the Retraction Price.

At the time of a retraction request by a holder of Series B exchangeable shares, Provident will immediately notify the Trust, Provident or a subsidiary of either the Trust or Provident. The Trust, Provident or a subsidiary of either the Trust or Provident must then advise Provident within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her retraction request at any time prior to the close of business on the last business day immediately preceding the retraction date, in which case the holder's Series B exchangeable shares will neither be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident, nor be redeemed by Provident. If the holder does not revoke his or her retraction request, the Series B exchangeable shares that the holder has requested Provident to redeem will on the retraction date be purchased by the Trust, Provident or a subsidiary of either the Trust or Provident or redeemed by Provident, as the case may be, in each case at a purchase price per exchangeable share equal to the Retraction Price.

The Retraction Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

Subject to applicable law and the Redemption Call Right, Provident:

  will, on January 15, 2006 (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Series B exchangeable shares for a redemption price per exchangeable share equal to the value of that number of Trust Units equal to the exchange ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of that number of Trust Units;

  may, at any time when the aggregate number of issued and outstanding Series B exchangeable shares is less than 10% of the number of Series B exchangeable shares issued (as such number of shares may be adjusted as deemed appropriate by the board of directors of Provident to give effect to any subdivision or consolidation of or stock dividend on the Series B exchangeable shares, any issuance or distribution of rights to acquire Series B exchangeable shares or securities exchangeable for or convertible into or carrying rights to acquire Series B exchangeable shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Series B exchangeable shares) (the "De Minimus Redemption Date" and, collectively with an Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Series B exchangeable shares for the Redemption Price per exchangeable share; and

  will be deemed to have redeemed all but not less than all of the then outstanding Series B exchangeable shares for the Redemption Price per exchangeable share immediately prior to the time when the trust unit purchase rights issued pursuant to the unitholder rights plan of the Trust (or pursuant to any successor or replacement rights plan) would separate from the Trust Units and become exercisable.

Fractional Trust Units will not be delivered. Any amount payable on account of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

Provident will, at least 90 days prior to any Redemption Date, provide the registered holders of the Series B exchangeable shares with written notice of the prospective redemption of the Series B exchangeable shares by Provident, including the number of Series B exchangeable shares Provident intends to redeem. On or after the date that such notice is provided, upon the holder's presentation and surrender of the certificates representing the Series B exchangeable shares and such other documents as may be required at the registered office of Provident or the office of the Series B exchangeable shares transfer agent, Provident will deliver the Redemption Price to the holder at the address of the holder recorded in

Provident's security register or by holding the Redemption Price for pick-up by the holder at the registered office of Provident or the office of the Series B exchangeable shares transfer agent as specified in the written notice. The accidental failure or omission to give any notice of redemption to less than 10% of the holders of Series B exchangeable shares (other than the Trust) will not affect the validity of any redemption of Series B exchangeable shares pursuant to such notice.

The Trust, Provident or a subsidiary of either the Trust or Provident have been granted a right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Series B exchangeable shares by Provident on the applicable Redemption Date, pursuant to the exchangeable share provisions, to purchase on any Redemption Date all but not less than all of the Series B exchangeable shares then outstanding (other than Series B exchangeable shares held by the Trust, Provident or a subsidiary of either the Trust or Provident) in exchange for the Redemption Price and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Series B exchangeable shares will be obliged to sell all such shares to the Trust, Provident or a subsidiary of either the Trust or Provident, as applicable. If either the Trust, Provident or a subsidiary of either the Trust or Provident exercises the Redemption Call Right, Provident's right to redeem the Series B exchangeable shares on the applicable Redemption Date will terminate.

The Redemption Call Right may be exercised, at the election of Provident, by either the Trust, Provident or a subsidiary of either the Trust or Provident.

Series B exchangeable shares have not been and will not be issued to a resident of any foreign country. The obligation of the Trust, Provident or a subsidiary of either the Trust or Provident to pay the Retraction Price or Redemption Price in respect of the Series B exchangeable shares which are held by a resident of any foreign country shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the Series B exchangeable shares transfer agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Series B exchangeable shares.

The holders of Series B exchangeable shares shall not be entitled to vote Series B exchangeable shares in respect of any matters concerning Provident. In accordance with the voting and exchange trust agreement in respect of the Series B exchangeable shares, the Trust has issued a Special Voting Unit to Computershare Trust Company of Canada, the Trustee, for the benefit of the holders (other than the Trust, Provident or a subsidiary of either the Trust or Provident) of the Series B exchangeable shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Trust Unitholders are entitled to vote equal to the number of Trust Units (rounded down to the nearest whole number) into which the Series B exchangeable shares are then exchangeable. With respect to any written consent sought from the Trust Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

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

The Trustee will send to the holders of the Series B exchangeable shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Trustee by the Trust, the Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders, and the Trust will use its reasonable best efforts to obtain and deliver such materials to the Trustee.

All rights of a holder of Series B exchangeable shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Series B exchangeable shares for Trust Units.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Series B exchangeable shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Provident and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Series B exchangeable shares), the voting and exchange trust agreement may not be amended without the approval of the holders of the Series B exchangeable shares.

The rights, privileges, restrictions and conditions attaching to the Series B exchangeable shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Series B exchangeable shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, Provident, or any of their subsidiaries and other affiliates) at a meeting of the holders of the Series B exchangeable shares duly called and held at which holders of at least 20% of the then outstanding Series B exchangeable shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than 10 days later) as may be determined at the original meeting and the holders of Series B exchangeable shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon will constitute the approval or consent of the holders of the Series B exchangeable shares.

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

Provident Holdings Trust and Provident Acquisitions L.P.

Provident LP holds certain southeast Alberta properties acquired on May 1, 2002. See "Significant Acquisitions" in this Annual Information Form. Holdings Trust holds a 99% interest in Provident LP and is managed by Provident. Holdings Trust is wholly-owned by the Trust. The general partner of Provident LP is Provident. Provident LP has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by Provident LP after certain cost expenditures and deductions.

Provident Acquisitions Inc.

PAI holds certain Alberta and Saskatchewan properties that were acquired through the purchase of Meota. PAI is managed by Provident and has 67% interest in 10101150 Saskatchewan Ltd. and a 0.00001% interest in Meota (2000) Partnership. 10101150 Saskatchewan Ltd. holds the remaining 99.9999% interest in the Meota (2000) Partnership. PAI has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by PAI after certain cost expenditures and deductions.

On October 1, 2002, PAI issued 5,585,136 million exchangeable shares as partial consideration for the acquisition of Meota. On January 15, 2005, all remaining exchangeable shares of PAI were automatically exchanged for Trust Units.

Breitburn Energy Company L.P.

Breitburn L.P. holds the Breitburn Properties acquired pursuant to the Breitburn Acquisition and the Orcutt Hill Properties acquired pursuant to the Orcutt Hill Acquisition. Breitburn L.P. also holds all of the membership interests of Nautilus, which holds oil and gas producing properties in the State of Wyoming. The Trust currently indirectly holds approximately 95% of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5% of the partnership interests held by Breitburn's co-founders and co-chief executive officers. Cash flow from the oil and gas properties and related tangibles held by Breitburn L.P. is distributed to Breitburn L.P.'s owners, Breitburn Energy Corporation, Pro LP Corp. and Pro GP Corp. and from Pro LP Corp. and Pro GP Corp. to the Trust in the form of dividends and interest payments on intercompany debt.

Breitburn L.P. currently has 37 employees and continues to operate and report as a separate business unit of the Trust.

Internalization of Management

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

On November 22, 2002 the Trust, Provident, the Manager, Scimitar Energy Limited and Hastings Street Management Limited (the "Vendors") entered into a share purchase agreement pursuant to which Provident agreed to purchase all of the issued and outstanding common shares of the Manager in consideration of $18 million, payable by the issuance of an aggregate of 1,682,242 Series A exchangeable shares at an agreed upon price of $10.70 per share, subject to certain adjustments. Each Series A exchangeable share issued to the Vendors is exchangeable for Trust Units on the basis of an exchange ratio which takes into account the cash distributions on the Trust Units. On the date of issuance of the Series A exchangeable shares, the exchange ratio was equal to one Trust Unit for each exchangeable share.

As a condition of completing the internalization transaction, the Vendors enter into escrow agreements. The escrow provisions resulted in all Series A exchangeable shares issued pursuant to the share purchase agreement being held in escrow. The number of Series A exchangeable shares held in escrow representing 25% of the initial underlying Trust Units to be issued to the Vendors are releasable per year beginning on June 30, 2003 and are also releasable in certain other limited circumstances.

The escrow agreements also provide for the monthly release from escrow of a number of Series A exchangeable shares to account for the adjustment to the exchange ratio as a result of distributions paid on the Trust Units. The release of such Series A exchangeable shares effectively releases to the Vendors the distributions paid on the Trust Units. The number of Series A exchangeable shares to be released from escrow to account for such distributions on the Trust Units shall be determined by multiplying the number of Series A exchangeable shares held by a Vendor on the last day of the month in question which have not been released from escrow or are not releasable from escrow by the difference between the exchange ratio in effect on the last day of the month in question and the exchange ratio in effect on the last day of the month immediately preceding the month in question and dividing the product thereof by the exchange ratio in effect on the last day of the month in question.

In the event of a change of control of the Trust or Provident, all Series A exchangeable shares held in escrow will be released to the underlying holders. In addition, the escrow agreements provide for early release of the securities in the event of the death or disability of either Thomas Buchanan or Randall Findlay, or if either is terminated from their employment with Provident or any other subsidiary of the Trust without just cause. Securities held in escrow may be charged, pledged or encumbered, provided that the securities will remain in escrow pursuant to the terms of the escrow agreements.

In addition, the Series A exchangeable shares held in escrow which have not been released or are not releasable from escrow at the applicable time will be subject to cancellation and forfeiture by Provident if the relevant individual voluntarily resigns from Provident or any other subsidiary of the Trust.

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

On April 6, 2004, the Trust, Provident, Olympia and Accrete entered into an arrangement agreement providing for the acquisition by the Trust of all of the issued and outstanding common shares of Olympia pursuant to the Olympia Arrangement. In connection with the Olympia Arrangement, certain exploration and development properties of Olympia were transferred to Accrete, a newly created company, the shares of which were distributed to Olympia's shareholders under the Olympia Arrangement. On May 27, 2004, shareholders of Olympia approved the Olympia Arrangement. On June 1, 2004, the Trust, Provident, Olympia and Accrete completed the Olympia Arrangement. Provident and Olympia were then amalgamated and continued as Provident Energy Ltd.

On April 6, 2004, the Trust, Provident, Viracocha and Chamaelo entered into an arrangement agreement providing for the acquisition by the Trust of all of the issued and outstanding common shares of Viracocha pursuant to the Viracocha Arrangement. In connection with the Viracocha Arrangement, certain exploration and development properties of Viracocha in Alberta were transferred to Chamaelo, a newly created company, the shares of which were distributed to Viracocha's shareholders under the Viracocha Arrangement. On May 27, 2004, shareholders of Viracocha approved the Viracocha Arrangement. On June 1, 2004, the Trust, Provident, Viracocha and Chamaelo completed the Viracocha Arrangement. Provident and Viracocha were then amalgamated and continued as Provident Energy Ltd.

On June 15, 2004, the Trust entered into an agreement and plan of merger among Breitburn, a California limited liability company, Pro GP Corp. ("Pro GP"), a Delaware corporation and wholly-owned indirect subsidiary of the Trust, Pro LP Corp. ("Pro LP"), a Delaware corporation and wholly-owned indirect subsidiary of the Trust and BB Merger LLC ("Acquisition LLC"), a Delaware limited liability company and wholly-owned indirect subsidiary of the Trust, pursuant to which the Trust acquired all of the issued and outstanding shares of Breitburn, for an aggregate purchase price of $155 million in cash and the assumption of approximately $35 million of working capital deficiency and financial obligations of

Breitburn, subject to certain adjustments. Under the terms of the Breitburn agreement, Breitburn and Acquisition LLC were merged and Breitburn was converted into Breitburn L.P., a Delaware limited partnership. The Breitburn Acquisition was completed on June 15, 2004 and resulted in the Trust indirectly holding 92% of the outstanding partnership interests of Breitburn L.P. as of that date, with the remaining 8% of the outstanding partnership interests of Breitburn L.P. retained by Breitburn's cofounders and co-chief executive officers for an aggregate purchase price of $13.7 million.

In connection with the Breitburn Acquisition, the Trust completed a public offering on July 6, 2004 of 13,100,000 Trust Units and $50,000,000 principal amount of 8% Debentures for gross proceeds of $186,240,000. The net proceeds from the offering were used to fund the Breitburn Acquisition, to fund the Trust's capital expenditure program and for general corporate purposes.

On September 13, 2004, Breitburn L.P., entered into a purchase and sale agreement with an arm's length third party vendor pursuant to which Breitburn L.P. agreed to purchase the Orcutt Hill Properties, consisting of certain oil and natural gas producing properties, related interests and 5,000 acres of surface acreage situated in the Orcutt Hill Oil Field and located in Santa Barbara County, California for a purchase price of US$45,000,000, subject to adjustment. The Orcutt Hill Acquisition was completed on October 4, 2004.

In connection with the Orcutt Hill Acquisition, the Trust completed a public offering on October 4, 2004 of 11,480,000 Trust Units for gross proceeds of $125,706,000. The net proceeds from the offering were used to fund the Orcutt Hill Acquisition, to fund the Trust's capital expenditure program and for general corporate purposes.

On February 9, 2005, Breitburn L.P., entered into a membership interest purchase and sale agreement with all of the holders of membership interests in Nautilus pursuant to which Breitburn L.P. agreed to acquire all membership interests in Nautilus for an aggregate purchase price of US$75,000,000, subject to adjustment. The Nautilus Acquisition was completed on March 2, 2005. The reserves attributable to Nautilus were evaluated in accordance with NI 51-101 by NSA, independent petroleum engineers, in a report of NSA dated February 9, 2005 and effective January 1, 2005.

In connection with the Nautilus Acquisition, the Trust completed a public offering on March 1, 2005 of 8,400,000 Trust Units and $100,000,000 principal amount of 6.5% Debentures for gross proceeds of $200,800,000. The net proceeds from the offering were used to fund the Nautilus Acquisition, to fund the Trust's capital expenditure program and for general corporate purposes.

On March 11, 2005, the Trust announced the appointment of Hugh Fergusson to the Board of Directors of Provident.

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

				Approximate
				Net NGL Capacity
		Ownership			Propane	Gas Processing
Facility	Facility Type	Interest	Location	Ethane	Plus	Capacity
				(mbbls/d)	(mbbls/d)	(mmcf/d)
Younger Plant	Extraction	43.33%	Taylor, B.C.	11(1)	6(1)	325(1)
Liquids Gathering	Gathering	100%	NE BC/ NW AB	-	-	-
System			to Redwater
Redwater Facility	Fractionation	100%	NE of Edmonton,	25(2)	40(2)	n/a
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

Viracocha Arrangement

On April 6, 2004, the Trust, Provident, Viracocha and Chamaelo entered into an arrangement agreement providing for the acquisition of all of the issued and outstanding common shares of Viracocha, a publicly traded company listed on the TSX pursuant to the Viracocha Arrangement. The transaction was subsequently valued at approximately $210.5 million, including the assumption by the Trust of $47.7 million of debt and working capital.

On May 27, 2004, shareholders of Viracocha approved the Viracocha Arrangement under the ABCA involving Viracocha, the Trust, Provident and Chamaelo. The Plan of Arrangement also received the approval of the Court of Queen's Bench of Alberta on May 27, 2004.

On June 1, 2004, the Trust and Provident completed the acquisition of all of the issued and outstanding common shares of Viracocha pursuant to the Plan of Arrangement. Provident and Viracocha were then amalgamated and continued as Provident Energy Ltd.

In accordance with the Plan of Arrangement, each share of Viracocha was exchanged, at the election of each Viracocha shareholder, for (i) 0.248 of a Trust Unit, representing a value of $2.71 per share of Viracocha, based upon the 30 day weighted average trading price of $10.93 for the Trust Units on the TSX up to the date of announcement of the Plan of Arrangement, (ii) 0.248 of a Series B exchangeable share of Provident, or (iii) a combination of Trust Units and Series B exchangeable shares. Under the Plan of Arrangement, the number of Series B exchangeable shares issuable to Viracocha shareholders was limited to 1,325,000. Shareholders of Viracocha also received, for each share of Viracocha, 0.10 of a share of Chamaelo.

Upon completion of the Plan of Arrangement, an aggregate of 12,758,386 Trust Units and 1,325,000 Series B exchangeable shares were issued to the former Viracocha shareholders. In lieu of fractional Trust Units or Series B exchangeable shares, each former Viracocha shareholder otherwise entitled to receive a fractional Trust Unit or Series B exchangeable share was paid a cash amount based on the weighted average trading price of the Trust Units on the TSX.

Reserves of Viracocha were evaluated by GLJ effective January 1, 2004 and results for properties acquired by the Trust were presented in a report dated June 8, 2004.

Viracocha was a publicly traded junior oil and gas producer listed on the TSX engaged in the acquisition, development and exploration for and production and marketing of, petroleum and natural gas reserves in Alberta and Saskatchewan. Viracocha's properties significantly overlap with Provident's existing operations in the Southern and East Central Alberta regions. Viracocha's Southern Alberta properties, concentrated around Enchant, Badger and Long Coulee, accounted for 58 percent of production and were weighted 58 percent light oil and 42 percent natural gas. Viracocha's East Central properties located near Provost at Battlebend/Choice and Dolcy produce light oil. Viracocha's heavy oil production is sourced from fields at West Hazel, east of Lloydminster.

Additional information concerning the Viracocha Arrangement is set forth in the business acquisition report of the Trust dated June 16, 2004 incorporated by reference herein and filed on SEDAR at www.sedar.com.

Olympia Arrangement

On April 6, 2004, the Trust, Provident, Olympia and Accrete entered into an arrangement agreement providing for the acquisition of all of the issued and outstanding common shares of Olympia, a publicly traded company listed on the TSX pursuant to the Olympia Arrangement. The transaction was subsequently valued at approximately $226.9 million, including the assumption by the Trust of $54.2 million of debt and working capital.

On May 27, 2004, shareholders of Olympia approved the Olympia Arrangement under the ABCA involving Olympia, the Trust, Provident and Accrete. The Olympia Arrangement also received the approval of the Court of Queen's Bench of Alberta on May 27, 2004.

On June 1, 2004, the Trust and Provident completed the acquisition of all of the issued and outstanding common shares of Olympia pursuant to the Olympia Arrangement. Provident and Olympia were then amalgamated and continued as Provident Energy Ltd.

In accordance with the Plan of Arrangement, each share of Olympia was exchanged, at the election of each Olympia shareholder, for (i) 0.345 of a Trust Unit, representing a value of $3.77 per share of Olympia, based upon the 30 day weighted average trading price of $10.93 for the Trust Units on the TSX up to the date of announcement of the Olympia Arrangement, (ii) 0.345 of a Series B exchangeable share of Provident, or (iii) a combination of Trust Units and Series B exchangeable shares. Under the Olympia Arrangement, the number of Series B exchangeable shares issuable to Olympia shareholders was limited to 1,325,000. Shareholders of Olympia also received, for each share of Olympia, 0.10 of a share of Accrete.

Reserves of Olympia were evaluated by GLJ effective January 1, 2004 and results for properties acquired by the Trust were presented in a report dated June 8, 2004.

Upon completion of the Olympia Arrangement, an aggregate of 13,385,579 Trust Units and 1,325,000 Series B exchangeable shares were issued to the former Olympia shareholders. In lieu of fractional Trust Units or Series B exchangeable shares, each former Olympia shareholder otherwise entitled to receive a fractional Trust Unit or Series B exchangeable share was paid a cash amount based on the weighted average trading price of the Trust Units on the TSX.

Olympia was a publicly traded junior oil and gas producer listed on the TSX with revenues primarily derived from oil and gas properties in Alberta. Olympia's major production properties were located within Provident's West Central Alberta core area, primarily in the Lochend, Wildcat Hills and Bottrel areas. Olympia also had production in the Suffield Atlee/Buffalo area as well as in Northern Alberta in Little Horse and Moon Creek.

Additional information concerning the Olympia Arrangement is set forth in the business acquisition report of the Trust dated June 16, 2004 incorporated by reference herein and filed on SEDAR at www.sedar.com.

Breitburn Acquisition

On June 15, 2004, the Trust entered into an agreement and plan of merger among Breitburn, a California limited liability company, Pro GP Corp. ("Pro GP"), a Delaware corporation and wholly-owned indirect subsidiary of the Trust, Pro LP Corp. ("Pro LP"), a Delaware corporation and wholly-owned indirect subsidiary of the Trust and BB Merger LLC ("Acquisition LLC"), a Delaware limited liability company and wholly-owned indirect subsidiary of the Trust, pursuant to which the Trust acquired all of the issued and outstanding shares of Breitburn, for an aggregate purchase price of $157.4 million in cash and the assumption of approximately $35 million of working capital deficiency and financial obligations of Breitburn, subject to certain adjustments. Under the terms of the Breitburn purchase agreement, Breitburn and Acquisition LLC were merged and Breitburn was converted into Breitburn L.P., a Delaware limited partnership.

The Breitburn Acquisition was completed on June 15, 2004 and resulted in the Trust indirectly holding 92% of the outstanding partnership interests of Breitburn L.P. as of that date, with the remaining 8% of the outstanding partnership interests of Breitburn L.P. retained by Breitburn's co-founders and co-chief executive officers for an aggregate purchase price of $13.7 million.

Breitburn L.P. holds oil and gas properties in the state of California with minor interests offshore in the Gulf of Mexico and the state of Wyoming. The reserves attributable to the Breitburn Properties were evaluated in accordance with NI 51-101 by NSA and CGA, independent petroleum engineers, in reports dated June 18, 2004 and June 7, 2004, respectively and effective December 31, 2003.

Breitburn was one of California's largest independent oil companies with a business model premised upon the acquisition of under developed producing properties and the optimization of these mature producing assets through the use of computerized reservoir engineering tools.

Pursuant to a limited partnership agreement dated as of June 15, 2004 among Pro GP, Pro LP and Breitburn Energy Corporation, Pro GP and Pro LP, the indirect wholly-owned subsidiaries of the Trust, currently hold approximately 95% of the outstanding partnership interests in Breitburn L.P. which continues to hold the Breitburn Properties. Breitburn Energy Corporation, a California corporation, currently holds approximately 5% of the outstanding partnership interests of Breitburn L.P.

Breitburn L.P. continues to operate and report as a separate business unit of the Trust. Mr. Buchanan and Mr. Findlay (directors of Provident), another appointee of Provident and Breitburn's two co-founders and co-chief executive officers serve as directors of Pro GP, the managing partner of Breitburn L.P. Breitburn L.P. has also entered into employment agreements dated as of June 15, 2004 pursuant to which Breitburn's co-founders and co-chief executive officers have agreed to act as co-chief executive officers of Breitburn L.P.

Additional information concerning the Breitburn Acquisition is set forth in the business acquisition report of the Trust dated August 30, 2004 incorporated by reference herein and filed on SEDAR at www.sedar.com.

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

With respect to the oil and gas production business Provident is focused on the acquisition, development, exploitation, production and marketing of crude oil and natural gas. Provident's operations are currently located in five core regions in the Western Canadian Sedimentary basin and in the States of California and Wyoming. These areas generally offer low to medium risk development potential and a well developed operational infrastructure, all of which is ideally suited to a trust. Provident will focus its development activities on low risk drilling opportunities that can be used to partially offset production declines.

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

Oil and Natural Gas Hedging

In its oil and natural gas production business, Provident consistently layers in hedging positions such that it will have 50 to 70 percent of production hedged 12 months forward and 25 to 50 percent hedged 12 to 24 months out. The decisions to enter into hedge positions and risk management strategy selection are made by senior officers of Provident who are also members of Provident's RMC. The RMC receives input and commodity expertise from each business unit in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas.

The result of Provident's hedging program in 2004 was an opportunity cost of $68.9 million ($0.59 per unit).

Although Provident experienced opportunity costs in 2004, Provident remains committed to its CPRMP. In 2004, Provident's hedging program achieved its goal of stabilizing cash flows. At the same time it allowed Provident to capture the higher commodity prices realized in the market during 2004 on the unhedged portion of its production. Over the long-term, Provident believes a disciplined and consistent approach to commodity price risk management will reduce the volatility of cash flow and provide for a more predictable range of distributions.

The following table summarizes the current Program as at December 31, 2004:

Oil - Canada

Year	Product	Volume		Terms	Effective Period
2005	Light Oil	2,750	Bpd	WTI US $26.07 per bbl (1)	January 1 - December 31
		500	Bpd	Costless collar US $26.00 - $30.10 per bbl	January 1 - December 31

Oil - United States

Year	Product	Volume		Terms	Effective Period
2005	Light Oil	500	Bpd	Costless collar US$30.00 - $39.80 per bbl	January 1 - December 31
		500	Bpd	Costless collar US$30.00 - $39.50 per bbl	January 1 - December 31
		500	Bpd	Costless collar US$30.00 - $39.37 per bbl	January 1 - December 31
		500	Bpd	Costless collar US$30.00 - $40.00 per bbl	January 1 - December 31
		750	Bpd	Puts US $40.00 per bbl	January 1 - December 31

Natural Gas

Year	Product	Volume		Terms	Effective Period
2005	Natural Gas (2)	3,000	Gjpd	Cdn $5.90 per gj	January 1 - March 31
		3,000	Gjpd	Costless collar Cdn $5.25 - $7.10 per gj	January 1 - March 31
		2,000	Gjpd	Costless collar Cdn $5.50 - $7.29 per gj	January 1 - March 31
		2,000	Gjpd	Costless collar Cdn $5.50 - $7.40 per gj	January 1 - March 31
		1,000	Gjpd	Costless collar Cdn $5.50 - $7.60 per gj	January 1 - March 31

Year	Product	Volume		Terms	Effective Period
		2,000	Gjpd	Costless collar Cdn $5.50 - $7.38 per gj	January 1 - March 31
		600	Gjpd	Cdn $5.39 per gj	January 1 - October 31
		2,000	Gjpd	Costless collar Cdn $5.50 - $6.88 per gj	January 1 - October 31
		5,000	Gjpd	Costless collar Cdn $6.00 - $9.10 per gj	January 1 - January 31
		5,000	Gjpd	Puts Cdn $6.50 per gj (1)	April 1 - October 31
		5,000	Gjpd	Participating Swaps Cdn $6.00 per gj (3)	April 1 - October 31

Notes:
(1) Represents a number of transactions entered into over an extended period of time.
(2) Natural gas contracts are settled against AECO monthly index.
(3) Provides a floor price while allowing percentage participation above strike price.

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

Foreign Currency

A substantial portion of prices received for sales of crude oil, natural gas and certain NGL products are denominated in or referenced to the U.S. dollar. In the Canadian oil, natural gas and NGL businesses however, the majority of costs are denominated in Canadian dollars. As a result, changes in the U.S./Canadian dollar exchange rate can have positive or negative effects on oil and natural gas field netbacks and NGL margins. Provident manages its exposure to fluctuations between the U.S./Canadian dollar exchange rate by matching a significant portion of its expected cash costs and cash revenues in the same currency. Provident may use derivative instruments to effectively convert cash flows from U.S. dollars to Canadian dollars. In 2004, despite a bullish commodity price environment, the 9 percent appreciation of the Canadian dollar relative to the U.S. dollar over the year generally had a negative effect on the oil and natural gas sector. During 2004, the U.S./Canadian dollar exchange rate averaged $0.767 compared to $0.708 in 2003. Given Canadian currency-denominated 2004 heavy oil hedges, Provident realized a $3.3 million positive cash flow increase.

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

West Central Alberta

The core operating area of West Central Alberta accounted for approximately 35 percent of Provident's 2004 production and is Provident's largest production area. Provident believes the strength of the West Central Alberta region lies in its liquids-rich, long life natural gas reserves and high-quality light crude oil. The acquisition of Olympia added production to this core area during 2004.

During the fourth quarter, West Central Alberta production included 47,705 mcfd (7,951 boed) of natural gas and 2,973 bpd of light/medium oil and natural gas liquids. In 2004, Provident spent $10.2 million in the region comprised of $6.5 million on drilling, $3.5 million on facilities with the remainder on land and seismic expenditures. 2004 annual operating costs in this area averaged $6.92 per boe.

In 2005, production is expected to average 39,623 mcfd (6,604 boed) natural gas and 2,529 bpd light/medium oil and natural gas liquids. With total production anticipated to be 9,133 boed, West Central Alberta will remain Provident's top-producing region. Capital expenditures are budgeted at approximately $15 million, of which $4.7 million relates to drilling, $5.6 million on completions, equipment and tie-ins, $1.6 million on internal projects and related items, and the remainder on facilities and land retention.

Lloydminster

The Lloydminster region accounted for approximately 29 percent of Provident's 2004 production. Fourth quarter, 2004 production was 6,536 bpd of heavy oil and 5,030 mcfd (838 boed) of natural gas. Regarded as the heavy oil capital of the world, Lloydminster has been a core operating region for Provident since 2001, given its low-risk development and stable production profile. The acquisition of Viracocha and Olympia added production during 2004 for this core area.

Provident spent $10.2 million in the Lloydminster core area on drilling, recompletions, equipping and seismic activity. Annual average operating costs for Lloydminster averaged $9.36 per boe in 2004.

In 2005, Provident will allocate $10.9 million of capital to development and optimization activities in the Lloydminster region, $6.9 million of this amount will be spent on low-risk drilling opportunities, $1.1 on land acquisition and seismic evaluation, and $2.9 million on workovers and facilities. Annual production is expected to be approximately 5,624 bpd of heavy oil and 1,802 mcfd (300 boed) of natural gas.

Southern Alberta

The Southern Alberta region accounted for approximately 24 percent of 2004 average production. The acquisition of Viracocha added to 2004 production for this core area. In the fourth quarter of 2004 natural gas production averaged 27,967 mcfd (4,661 boed), while light/medium oil and NGLs were 3,211 bpd. Provident spent $14.8 million in 2004 mainly comprised of $13.8 million on drilling, recompletions, and facility upgrades. Annual operating costs in this area averaged $9.32 per boe.

In 2005, Provident intends to spend approximately $10.8 million in the Southern Alberta region, primarily on shallow natural gas-related opportunities. Provident expects to spend $6.9 million on drilling-related activities and the balance on facilities, land and seismic evaluation. Production is expected to average 25,684 mcfd (4,281 boed) of natural gas and 2,967 bpd of light/medium oil and NGLs for 2005.

Southwest Saskatchewan

Southwest Saskatchewan accounted for approximately 5 percent of Provident's 2004 production. The region was added to Provident's core operating areas following the acquisition of Meota in 2002.

Fourth quarter production included 1,088 bpd of light/medium oil and NGLs and 4,024 mcfd (671 boed) of natural gas. Production in this core area has lower declines in the predominantly shallow natural-gas formations. In 2004, Provident spent $21.9 million in the region, $16.0 million on drilling-related activities and facilities and $5.8 million on land acquisition, retention and seismic evaluation. Annual operating costs in the area averaged $11.76 per boe.

Due to Southwest Saskatchewan's significant low-risk infill drilling and shallow natural gas development potential, Provident intends to spend approximately $27.6 million, 40 percent of its capital budget, on shallow gas development in 2005. The region's 2005 shallow gas capital program includes $21.7 million on drilling and the remainder on land acquisition and seismic evaluation. 2005 production is expected to average approximately 2,422 boed, including 8,989 mcfd (1,498 boed) of natural gas and 924 bpd of light/medium oil and NGLs.

Southeast Saskatchewan

Provident's Southeast Saskatchewan region accounted for approximately 7 percent of 2004 production. Located on the northern edge of the Williston Basin, Provident's high working interests in this region contribute stable, light/medium oil production.

Fourth quarter 2004 production averaged 1,971 boed. Annual operating costs averaged $8.22 per boe. In 2004, Provident spent $3.9 million in the region, approximately $3.5 million of which was spent on drilling-related activities, workovers and facilities and the remainder on land and seismic expenditures.

Production is expected to average 1,859 boed in 2005. Provident intends to spend approximately $3.2 million on capital projects, including $2.2 million to be spent on drilling prospects.

California

Beverley Hills East (West Pico Unit) is an oil and gas property located onshore in Los Angeles County, California. West Pico was discovered by Occidental Petroleum in 1964. A drillsite was built and development commenced in 1966 with the West Pico Unit #1 well. Production peaked in 1969 at 12,800 barrels per day of oil and 33,000 mcf per day of gas. Cumulative production from the West Pico Unit is over 51 million barrels of oil and 78 bcf of gas. Breitburn acquired the West Pico Unit from Occidental in 1993 and holds a 99% working interest. Current production from 26 producing wells is approximately

1,000 boe per day of light to medium crude oil (approximately 28 API) and associated gas. Remaining Breitburn interest proved plus probable reserves were estimated by NSA to be 20.4 million barrels of oil equivalent. Development potential includes expansion of the existing pressure maintenance scheme (waterflood) as well as infill development wells.

Santa Fe Springs is a multi-zone oil property located onshore in Los Angeles County, California. The Santa Fe Springs Field was discovered in October 1919 by the Union Oil Company. Production peaked in 1928 at 300,000 barrels per day. The Santa Fe Springs Unit was formed by Mobil in 1969. Cumulative production from the Santa Fe Springs Field is 625 million barrels of oil. Breitburn acquired the Santa Fe Springs Unit from Texaco (successor to Mobil) in 1999 and holds a 99.6% working interest. Current production from 89 producing wells is approximately 2,000 barrels per day of primarily light crude oil (approximately 34 API). Remaining Breitburn interest proved plus probable reserves were estimated by NSA to be 14.6 million barrels of oil equivalent. Development potential includes expansion of waterflood operations, infill drilling, recompletions and returning shut-in wells to production.

Wyoming

Provident owns and operates eight fields in the Big Horn and Wind River Basins with an average 99.4% working interest. Four main fields, representing 85% of these acquired reserves were previously owned by a senior U.S. oil and gas company. All the fields have been on production for 60 to 90 years and the current average annual decline rate is six percent. There are 135 active producing wells and 27 active injection wells.

The locations of fields where Provident is active are as follows: (i) Rolff Lake and Sheldon Fields are located in Freemont County, Wyoming; (ii) the majority of Black Mountain Field and Gebo Field are located in Hot Springs County, Wyoming; (iii) Half Moon, North Sunshine, and West Oregon Basin Fields are located in Park County, Wyoming; and (iv) Hidden Dome Field and a small part of Black Mountain Field are located in Washakie County, Wyoming.

These fields have been actively developed since May 2003. Much of the recent development has been in the Black Mountain and Gebo Fields utilizing fracture stimulation and chemical treatments. Production has increased from approximately 2,000 bpd to 2,370 bpd as of December 31, 2004.

Reserves and Future Net Revenue

Provident's Canadian reserves were evaluated by McDaniel effective December 31, 2004, in accordance with NI 51-101. Provident's United States reserves were evaluated by NSA and by CGA effective December 31, 2004 in accordance with NI 51-101. McDaniel, NSA and CGA are independent qualified reserves evaluators appointed pursuant to NI 51-101. The McDaniel evaluation report is dated February 25, 2005 with a preparation date of December 31, 2004. The NSA evaluation report is dated March 2, 2005 with a preparation date of December 31, 2004 and the CGA evaluation report is dated March 1, 2005 with a preparation date of March 1, 2005.

The following is a summary, as at December 31, 2004 of the crude oil, NGLs and natural gas reserves attributed by such reports and the estimated net present values of future net revenues associated with such reserves, based on constant price and cost assumptions and on forecast price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. The pricing used in the constant price and in the forecast price evaluations is set forth in the notes to the tables.

All evaluations of future revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Provident's reserves. There is no assurance that the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the reserves reports. The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

OIL AND GAS RESERVES
BASED ON CONSTANT PRICES AND COSTS(9)

	CONSOLIDATED
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved Developed
	48,752	43,866	5,575	5,078	132,832	111,100	2,921	2,262
Producing(2)(6)
Proved Developed
	4,708	4,300	664	573	21,647	17,443	185	146
Non-Producing(2)(7)
Proved Undeveloped(2)(8)	9,220	7,633	4,877	4,472	18,357	15,716	738	602
Total Proved(2)	62,680	55,798	11,115	10,123	172,837	144,259	3,843	3,011

	CANADA
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved Developed
	14,997	12,718	3,151	2,844	123,382	103,079	2,830	2,184
Producing(2)(6)
Proved Developed
	508	441	652	563	20,595	16,542	185	146
Non-Producing(2)(7)
Proved Undeveloped(2)(8)	253	220	2,761	2,526	7,264	6,594	131	103
Total Proved(2)	15,759	13,379	6,564	5,933	151,241	126,215	3,146	2,433

	UNITED STATES
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved Developed
	33,755	31,148	2,424	2,234	9,450	8,021	91	79
Producing(2)(6)
Proved Developed
	4,200	3,858	12	11	1,053	901	0	0
Non-Producing(2)(7)
Proved Undeveloped(2)(8)	8,966	7,413	2,115	1,945	11,093	9,122	606	499
Total Proved(2)	46,922	42,419	4,551	4,190	21,596	18,044	698	578

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON CONSTANT PRICES AND COSTS(9)

CONSOLIDATED

	Before Income Taxes		After Income Taxes(11)
	Discounted At		Discounted At
	0%	10%	0%	10%
	(MM$)	(MM$)	(MM$)	(MM$)
Proved Developed Producing(2)(6)	1,470	869	1,343	798
Proved Developed Non-Producing(2)(7)	173	84	86	48
Proved Undeveloped(2)(8)	405	172	314	127
Total Proved(2)	2,049	1,125	1,742	974

CANADA

	Before Income Taxes		After Income Taxes(11)
	Discounted At		Discounted At
	0%	10%	0%	10%
	(MM$)	(MM$)	(MM$)	(MM$)
Proved Developed Producing(2)(6)	790	560	790	560
Proved Developed Non-Producing(2)(7)	66	40	66	40
Proved Undeveloped(2)(8)	35	20	35	20
Total Proved(2)	892	620	892	620

UNITED STATES

	Before Income Taxes		After Income Taxes(11)
	Discounted At		Discounted At
	0%	10%	0%	10%
	(MM$)	(MM$)	(MM$)	(MM$)
Proved Developed Producing(2)(6)	680	309	552	238

Proved Developed Non-Producing(2)(7)	107	44	20	8

Proved Undeveloped(2)(8)	370	152	278	107
Total Proved(2)	1,157	505	850	353

U.S. taxes were calculated by Provident using the reserve forecast for revenue, royalties and operating expenses to determine operating cash flow. Forecast capital expenditures, administration expenses and interest expenses were then deducted to calculate taxable income. Current federal, state and withholding tax rates were then applied to determine a tax expense for each year of the reserves forecast. The tax expenses were provided to the U.S. evaluators and applied to the future cash flows.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
BASED ON CONSTANT PRICES AND COSTS(9)

CONSOLIDATED

						Future		Future
					Abandonment	Net Revenue		Net
			Operating	Development	and Reclamation	Before Income	Income	Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes(11)	Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved(2)	4,418	655	1,404	216	94	2,049	306	1,742

CANADA

						Future		Future
					Abandonment	Net Revenue		Net
			Operating	Development	and Reclamation	Before Income	Income	Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes(11)	Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved(2)	1,785	311	465	39	78	892	0	892

UNITED STATES

						Future		Future
					Abandonment	Net Revenue		Net
			Operating	Development	and Reclamation	Before Income	Income	Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes(11)	Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved(2)	2,633	344	939	176	16	1,157	306	850

TOTAL COMPANY

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED UPON CONSTANT PRICES AND COSTS(9)(12)

CONSOLIDATED

		Future Net Revenue Before Income
		Taxes (Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	651,422
	Heavy oil	39,565
	Associated and non-associated gas	432,001

CANADA

		Future Net Revenue Before Income
		Taxes (Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	173,743
	Heavy oil	12,360
	Associated and non-associated gas	432,001

UNITED STATES

		Future Net Revenue Before Income
		Taxes (Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	477,679
	Heavy oil	27,205
	Associated and non-associated gas	0

OIL AND GAS RESERVES
BASED ON FORECAST PRICES AND COSTS(10)

CONSOLIDATED

	Light and Medium						Natural Gas
	Oil		Heavy Oil		Natural Gas		Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved Developed Producing(2)(6)	43,393	39,053	5,158	4,532	130,972	109,913	2,902	2,258
Proved Developed Non-Producing(2)(7)	4,229	3,870	690	580	21,421	17,434	185	147
Proved Undeveloped(2)(8)	8,630	7,153	4,787	4,333	17,924	15,377	738	603
Total Proved(2)	56,252	50,075	10,634	9,445	170,318	142,724	3,824	3,008
Total Probable(3)	13,791	12,049	7,231	6,541	52,026	43,826	1,365	1,078
Total Proved Plus Probable(2)(3)	70,043	62,124	17,865	15,986	222,343	186,550	5,189	4,086

CANADA

	Light and Medium
	Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved Developed Producing(2)(6)	15,258	13,010	3,509	3,022	123,228	103,312	2,828	2,195
Proved Developed Non-Producing(2)(7)	498	437	683	573	20,550	16,682	185	147
Proved Undeveloped(2)(8)	255	221	2,817	2,521	7,264	6,611	131	104
Total Proved(2)	16,011	13,668	7,008	6,117	151,042	126,605	3,144	2,446
Total Probable(3)	4,021	3,437	4,315	3,860	44,163	37,303	994	773
Total Proved Plus Probable(2)(3)	20,032	17,105	11,323	9,977	195,204	163,908	4,137	3,218

UNITED STATES

	Light and Medium
	Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Proved Developed Producing(2)(6)	28,135	26,043	1,649	1,510	7,744	6,601	74	63
Proved Developed Non-Producing(2)(7)	3,731	3,433	7	7	872	752	0	0
Proved Undeveloped(2)(8)	8,375	6,931	1,970	1,812	10,660	8,766	606	499
Total Proved(2)	40,241	36,407	3,626	3,329	19,276	16,119	681	562
Total Probable(3)	9,770	8,611	2,916	2,681	7,863	6,523	371	306
Total Proved Plus Probable(2)(3)	50,011	45,019	6,542	6,009	27,139	22,642	1,052	868

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON FORECAST PRICES AND COSTS(10)

CONSOLIDATED

	Before Deducting Income Taxes					After Deducting Income Taxes(11)
	Discounted At					Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Proved Developed Producing(2)(6)	1,124	912	778	685	618	1,091	884	753	663	598
Proved Developed Non-Producing(2)(7)	125	86	65	52	44	76	51	38	30	24
Proved Undeveloped(2)(8)	301	191	135	102	79	258	161	115	87	69
Total Proved(2)	1,549	1,189	978	839	740	1,425	1,096	905	780	691
Total Probable(3)	607	377	267	203	163	528	324	230	176	141
Total Proved Plus Probable(2)(3)	2,156	1,567	1,245	1,043	903	1,953	1,421	1,135	955	832

CANADA

	Before Deducting Income Taxes					After Deducting Income Taxes(11)
	Discounted At					Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Proved Developed Producing(2)(6)	788	664	582	523	478	788	664	582	523	478
Proved Developed Non-Producing(2)(7)	58	45	37	32	28	58	45	37	32	28
Proved Undeveloped(2)(8)	51	41	33	27	23	51	41	33	27	23
Total Proved(2)	897	750	653	582	529	897	750	653	582	529
Total Probable(3)	295	206	157	125	104	295	206	157	125	104
Total Proved Plus Probable(2)(3)	1,192	956	809	708	633	1,192	956	809	708	633

UNITED STATES

	Before Deducting Income Taxes					After Deducting Income Taxes(11)
	Discounted At					Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MM$)	(MM$)	(MM$)	(MM)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Proved Developed Producing(2)(6)	336	248	195	162	140	303	220	170	140	119
Proved Developed Non-Producing(2)(7)	67	41	28	21	16	19	6	1	-2	-3
Proved Undeveloped(2)(8)	250	150	102	74	56	207	121	82	59	45
Total Proved(2)	653	440	325	257	211	529	346	252	197	162
Total Probable(3)	312	172	110	78	59	232	119	73	50	37
Total Proved Plus Probable(2)(3)	964	611	436	335	270	761	465	325	247	199

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
BASED ON FORECAST PRICES AND COSTS(10)

CONSOLIDATED

					Abandonment	Future		Future
					and	Net Revenue		Net
			Operating	Development	Reclamation	Before Income	Income	Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes(11)	Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved(2)	3,926	585	1,442	233	117	1,549	124	1,425
Total Proved Plus Probable(2)(3)	5,151	772	1,811	291	121	2,156	203	1,953

CANADA

					Abandonment	Future		Future
					and	Net Revenue		Net
			Operating	Development	Reclamation	Before Income	Income	Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes(11)	Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved(2)	1,893	325	538	41	93	897	0	897
Total Proved Plus Probable(2)(3)	2,488	422	714	64	97	1,192	0	1,192

UNITED STATES

					Abandonment	Future		Future
					and	Net Revenue		Net
			Operating	Development	Reclamation	Before Income	Income	Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes(11)	Income Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved(2)	2,033	260	904	192	24	653	124	529
Total Proved Plus Probable(2)(3)	2,663	350	1,097	227	24	964	203	761

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED ON FORECAST PRICES AND COSTS(10)(12)

CONSOLIDATED

		Future Net Revenue Before Income
		Taxes (Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	510,401
	Heavy oil	73,262
	Associated and non-associated gas	392,468

CANADA

		Future Net Revenue Before Income
		Taxes (Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	202,105
	Heavy oil	56,087
	Associated and non-associated gas	392,468

UNITED STATES

		Future Net Revenue Before Income
		Taxes (Discounted at 10%/Year)
	Production Group	(M$)
Total Proved(2)	Light and medium crude oil	308,296
	Heavy oil	17,175
	Associated and non-associated gas	0

Reconciliation of Changes in Reserves and Future Net Revenue

The following tables set forth a reconciliation of the changes in Provident's light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on the price and cost assumptions set forth in note 10.

RECONCILIATION OF COMPANY NET
RESERVES BY PRINCIPAL PRODUCT TYPE
BASED ON FORECAST PRICES AND COSTS (10)

CONSOLIDATED

	Light & Medium Oil & NGL			Heavy Oil			Associated & Non Associated Gas
	Net					Net
			Proved			Proved			Net Proved
		Net	Plus	Net	Net	Plus	Net	Net	Plus
	Net Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)

At December 31, 2003	11,774.0	3,140.7	14,914.7	6,557.4	3,962.8	10,520.3	98,274.3	23,947.9	122,222.2
Extensions	454.3	74.5	528.8	754.0	229.3	983.3	8,014.1	3,551.8	11,565.9
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions	930.8	-648.3	282.5	-151.4	-469.0	-620.5	1,028.3	-1,555.0	-526.7
Discoveries	17.1	3.4	20.5	0.0	0.0	0.0	594.8	119.3	714.1
Acquisitions	43,187.5	10,296.3	53,483.8	4,204.2	3,166.8	7,371.0	56,116.5	17,768.4	73,884.9
Dispositions	-154.3	-20.5	-174.8	-135.9	-349.1	-485.0	-678.5	-88.2	-766.7
Economic Factors	458.7	280.9	739.6	224.0	0.0	224.0	849.9	82.3	932.2
Production	-3,585.1	0.0	-3,585.1	-2,007.3	0.0	-2,007.3	-21,475.6	0.0	-21,475.6
At December 31, 2004	53,082.9	13,127.0	66,210.1	9,445.0	6,540.8	15,985.8	142,723.8	43,826.5	186,550.3

CANADA

	Light & Medium Oil & NGL			Heavy Oil			Associated & Non Associated Gas
			Net			Net
			Proved			Proved			Net Proved
		Net	Plus	Net	Net	Plus	Net	Net	Plus
	Net Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)

At December 31, 2003	11,774.0	3,140.7	14,914.7	6,557.4	3,962.8	10,520.3	98,274.3	23,947.9	122,222.2
Extensions	454.3	74.5	528.8	754.0	229.3	983.3	8,014.1	3,551.8	11,565.9
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions	930.8	-648.3	282.5	-151.4	-469.0	-620.5	1,028.3	-1,555.0	-526.7
Discoveries	17.1	3.4	20.5	0.0	0.0	0.0	594.8	119.3	714.1
Acquisitions	5,508.0	1,379.5	6,887.5	870.3	486.1	1,356.4	39,732.1	11,245.2	50,977.3
Dispositions	-154.3	-20.5	-174.8	-135.9	-349.1	-485.0	-678.5	-88.2	-766.7
Economic Factors	458.7	280.9	739.6	224.0	0.0	224.0	849.9	82.3	932.2
Production	-2,875.5	0.0	-2,875.5	-2,001.9	0.0	-2,001.9	-21,210.2	0.0	-21,210.2
At December 31, 2004	16,113.1	4,210.3	20,323.4	6,116.5	3,860.1	9,976.6	126,604.8	37,303.3	163,908.1

UNITED STATES

	Light & Medium Oil & NGL			Heavy Oil			Associated & Non Associated Gas
			Net			Net
			Proved			Proved			Net Proved
		Net	Plus	Net	Net	Plus	Net	Net	Plus
	Net Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)

At December 31, 2003	0	0	0	0	0	0	0	0	0
Extensions	0	0	0	0	0	0	0	0	0

	Light & Medium Oil & NGL			Heavy Oil			Associated & Non Associated Gas
			Net			Net
			Proved			Proved			Net Proved
		Net	Plus	Net	Net	Plus	Net	Net	Plus
	Net Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0
Acquisitions	37,679.5	8,916.8	46,596.3	3,333.9	2,680.7	6,014.6	16,384.4	6,523.2	22,907.6
Dispositions	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0
Production	-709.6	0	-709.6	-5.3	0	-5.3	-265.4	0	-265.4
At December 31, 2004	36,969.8	8,916.8	45,886.7	3,328.5	2,680.7	6,009.2	16,119.0	6,523.2	22,642.2

The following tables set forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2004 against such reserves as at December 31, 2003.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10%
BASED ON CONSTANT PRICES AND COSTS (9)

CONSOLIDATED

(M$)

Estimated Future Net Revenue at December 31, 2003	451,904
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(250,491)
Net Change in Prices, Production Costs and Royalties Related to Future Production	121,462
Changes in Previously Estimated Future Development Costs	(52,100)
Changes in Estimated Future Development Costs	(18,400)
Extensions and Improved Recovery	44,519
Discoveries	1,262
Acquisitions of Reserves	556,429
Dispositions of Reserves	(5,566)
Net Change Resulting from Revisions in Quantity Estimates	91,677
Accretion of Discount	32,830
Net Change in Income Taxes	0
Estimated After Tax Future Net Revenue at December 31, 2004	973,526

CANADA

(M$)

Estimated Future Net Revenue at December 31, 2003	451,904
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(224,842)
Net Change in Prices, Production Costs and Royalties Related to Future Production	121,462
Changes in Previously Estimated Future Development Costs	(52,100)
Changes in Estimated Future Development Costs	(18,400)
Extensions and Improved Recovery	44,519
Discoveries	1,262
Acquisitions of Reserves	177,546
Dispositions of Reserves	(5,566)
Net Change Resulting from Revisions in Quantity Estimates	91,677
Accretion of Discount	32,830
Net Change in Income Taxes	0
Estimated After Tax Future Net Revenue at December 31, 2004	620,293

UNITED STATES

(M$)

Estimated Future Net Revenue at December 31, 2003	0
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(25,649)
Net Change in Prices, Production Costs and Royalties Related to Future Production	-
Changes in Previously Estimated Future Development Costs	-
Changes in Estimated Future Development Costs	-
Extensions and Improved Recovery	-
Discoveries	-
Acquisitions of Reserves	378,883
Dispositions of Reserves	-
Net Change Resulting from Revisions in Quantity Estimates	-
Accretion of Discount	-
Net Change in Income Taxes	-
Estimated After Tax Future Net Revenue at December 31, 2004	353,233

Notes:

  "Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves. Reserves and values reported are based on 100% of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2% of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8% of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

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

  "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

  The product prices used in the constant price and cost evaluations, from McDaniel & Associates December 31, 2004 Constant Price Schedule, were as follows: Nymex West Texas Intermediate Crude $U.S. 43.45/bbl; Edmonton Light Crude $Cdn $46.51/bbl; Bow River Medium Crude $Cdn 25.03/bbl; Hardisty Heavy Crude $Cdn 18.03/bbl; Cromer Medium Crude $Cdn 38.46/bbl; Alberta Average Natural Gas $Cdn 6.62/mcf; Natural Gas Liquids Mix $Cdn 35.30/bbl.

  The pricing assumptions used with respect to net present values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below in the McDaniel & Associates Consultants Ltd. Summary of Price Forecasts.

  After tax forecasts are equal to before tax forecasts for Canadian properties as Provident is a royalty trust. After tax forecasts for the United States properties are based on U.S federal, state and withholding taxes.

  Future Net Revenue by production group does not equal Total Future Net Revenue in other tables due to the effects of hedging, ARTC and facility income/expenses.

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts
January 1, 2005

		Edmonton	Sask. Cromer	Alberta	Alberta
	WTI	Light	Medium	Heavy	AECO Spot	Edmonton		US/Cdn
	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Gas Price	NGL Mix	Inflation	Exchange Rate
Year	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/GJ	$Cdn/bbl	%	$US/$Cdn
2005	42.00	49.60	43.50	29.40	6.45	37.20	2.0	0.830
2006	39.50	46.60	40.90	29.90	6.20	35.10	2.0	0.830
2007	37.00	43.50	38.20	27.90	6.05	33.00	2.0	0.830
2008	35.00	41.10	36.00	26.30	5.80	31.20	2.0	0.830
2009	34.50	40.50	35.50	25.90	5.70	30.80	2.0	0.830

2010	34.30	40.20	35.30	25.80	5.60	30.50	2.0	0.830
2011	35.00	41.00	36.00	26.30	5.80	31.10	2.0	0.830

		Edmonton	Sask. Cromer	Alberta	Alberta
	WTI	Light	Medium	Heavy	AECO Spot	Edmonton		US/Cdn
	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Gas Price	NGL Mix	Inflation	Exchange Rate
Year	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/GJ	$Cdn/bbl	%	$US/$Cdn
2012	35.70	41.90	36.70	26.80	5.90	31.80	2.0	0.830
2013	36.40	42.70	37.40	27.30	5.95	32.40	2.0	0.830
2014	37.10	43.50	38.10	27.90	6.05	33.00	2.0	0.830

2015	37.80	44.30	38.90	28.40	6.20	33.60	2.0	0.830
2016	38.60	45.30	39.70	29.00	6.35	34.40	2.0	0.830
2017	39.40	46.20	40.50	29.60	6.45	35.10	2.0	0.830
2018	40.20	47.10	41.30	30.20	6.65	35.80	2.0	0.830
2019	41.00	48.10	42.20	30.80	6.75	36.50	2.0	0.830

2020	41.80	49.00	43.00	31.40	6.85	37.20	2.0	0.830
2021	42.60	50.00	43.80	32.00	6.95	37.90	2.0	0.830
2022	43.50	51.00	44.70	32.70	7.15	38.80	2.0	0.830
2023	44.40	52.10	45.60	33.30	7.30	39.60	2.0	0.830
2024	45.30	53.10	46.60	34.00	7.50	40.40	2.0	0.830

Thereafter	45.30	53.10	46.60	34.00	7.50	40.40	0.0	0.830

Undeveloped Reserves

The following tables set forth the volumes of net proved and probable undeveloped reserves that were attributed for each product type for the most recent four financial years, based upon forecast prices and costs. Provident was established as a trust in 2001. Proved and probable undeveloped reserves were attributed in accordance with NI 51-101.

Proved Undeveloped	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)
2001(1)	230	4,287	4,924	122
2002	330	3,775	3,495	48
2003	155	2,745	1,774	39
2004 Consolidated	7,153	4,333	15,377	603

2004 Canada	221	2,521	6,611	104
2004 U.S.(2)	6,931	1,812	8,766	499

Probable Undeveloped	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)
2001(1)	512	3,850	5,873	209
2002	121	3,439	2,382	42
2003	228	3,181	821	12
2004	2,338	5,121	6,666	243

2004 Canada	226	2,440	3,025	92
2004 U.S.(2)	2,112	2,681	3,640	151

Notes:

1. Provident was established as a trust in 2001.
2. U.S. properties were acquired in 2004.

Proved and Probable Undeveloped reserves for the Canadian Properties consist primarily of heavy oil development wells in the Lloydminster area of Alberta and Saskatchewan plus shallow gas wells at Atlee Buffalo in S.E. Alberta and at Senate/Vidora in S.W. Saskatchewan.

In the U.S., Beverly Hills East Undeveloped reserves have been assigned to expansion of the existing pressure maintenance scheme (waterflood) as well as to infill development wells, which are scheduled to be drilled over the next two years. Proved and Probable Undeveloped heavy oil reserves have also been assigned to expansion of the Stern zone waterflood at the East Coyote field in Orange County, California. Phase one of this waterflood commenced in 2004 and phase two is scheduled to commence in 2006.

Undeveloped reserves are scheduled to be developed over a two to four year time frame to replace naturally occurring production declines.

Future Development Costs

The following tables set out the future development costs for undeveloped reserves.

CONSOLIDATED

	Total Proved	Total Proved	Total Proved Plus
	Estimated Using	Estimated Using	Probable Estimated
	Constant Prices and	Forecast Prices and	Using Forecast Prices
	Costs	Costs	and Costs
	(M$)	(M$)	(M$)
2005	50,575	51,074	60,371
2006	30,367	31,152	45,409
2007	12,368	12,923	19,291
2008	7,745	8,195	14,192
2009	5,629	5,953	11,272
Total for all years undiscounted	215,586	232,739	290,806
Total for all years discounted at 10%	120,093	125,649	162,497

CANADA

	Total Proved	Total Proved	Total Proved Plus
	Estimated Using	Estimated Using	Probable Estimated
	Constant Prices and	Forecast Prices and	Using Forecast Prices
	Costs	Costs	and Costs
	(M$)	(M$)	(M$)
2005	21,500	21,700	30,600
2006	8,300	8,600	15,800
2007	4,900	5,200	9,200
2008	2,700	2,900	4,900
2009	600	600	800
Total for all years undiscounted	39,400	40,800	63,800
Total for all years discounted at 10%	34,900	35,900	55,700

UNITED STATES

	Total Proved	Total Proved	Total Proved Plus
	Estimated Using	Estimated Using	Probable Estimated
	Constant Prices and	Forecast Prices and	Using Forecast Prices
	Costs	Costs	and Costs
	(M$)	(M$)	(M$)
2005	29,075	29,374	29,771
2006	22,067	22,552	29,609
2007	7,468	7,723	10,091
2008	5,045	5,295	9,292
2009	5,029	5,353	10,472
Total for all years undiscounted	176,186	191,939	227,006
Total for all years discounted at 10%	85,193	89,749	106,797

Provident will use a combination of funding sources for future development costs including internally generated cash flow, debt and equity financing including dividend re-investment programs and other equity issues. The cost of these funds is not expected to have a material or significant impact on disclosed reserves.

Abandonment and Reclamation Costs

McDaniel estimated well abandonment costs for Provident's Canadian properties based on average costs experienced in Provident's operating areas. Well abandonments for the Canadian properties are scheduled at the end of the economic life of each well. Abandonment of wells that are currently suspended is scheduled over the economic life of each field, commencing in 2005. Well and facility abandonment costs for the U.S. properties were estimated for each field by Provident based upon operating practices and experience. Abandonment of U.S. wells and facilities is scheduled at the end of the economic life of each field.

Provident expects to abandon 3,187 net oil and gas wells in total over the life of the reserves. The future net present values disclosed herein are after abandonment costs. The expected abandonment costs for each of the next three years and over the life of the reserves is shown below, both undiscounted and discounted at 10% based on constant prices and costs.

Abandonment Costs	Canada	U.S.	CONSOLIDATED
(Constant Prices and Costs)	(M$)	(M$)	(M$)

2005	6,800	0	6,800
2006	6,200	0	6,200
2007	5,100	0	5,100
3 year Subtotal	18,100	0	18,100
Total Undiscounted	77,900	16,404	94,304
Total Discounted @ 10%	43,190	372	43,562

Forward Contracts

The effects of physical hedges have been included in the future net revenues presented herein. Physical hedges are in place for Canadian properties from the effective date to October 31, 2005. These hedges reduce Canadian revenue by $166,594 based on forecast prices. No physical hedges are in place for the U.S. properties.

Significant Factors or Uncertainties

There are no significant factors or uncertainties that may impact the reserves and values other than those factors relating to the oil and gas business in general as discussed in this Annual Information Form and in the management's discussion and analysis for the year ended December 31, 2004.

Oil and Gas Properties and Wells

The following table sets forth the number of oil and gas wells in which Provident held a working interest as at December 31, 2004. Service wells are not included in these totals.

	Producing Wells				Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta
Lloydminster	449	390.3	345	145.6	152	124.0	42	17.5
West Central Alberta	648	145.6	617	218.7	141	24.7	108	47.4
Southern Alberta	407	277.9	770	337.7	135	84.4	155	100.8
Alberta Subtotal	1,504	813.8	1,732	702.0	428	233.1	305	165.7

Saskatchewan
Lloydminster	185	168.8	15	15.0	37	35.1	3	2.2
Southeast Saskatchewan	967	175.7	3	0.3	151	37.3	0	0.0
Southwest Saskatchewan	153	93.5	60	55.1	17	9.5	38	34.5
Saskatchewan Subtotal	1,305	438.0	78	70.4	205	81.9	41	36.7

	Producing Wells				Non-Producing Wells
	Oil		Natural Gas		Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
British Columbia	194	5.8	193	1.6	87	4.9	27	2.3
Canada Total	3,003	1,257.6	2,003	774.0	720	319.9	373	204.7

U.S.

California
Beverly Hills	30	29.7	0	0	25	24.8	0	0
Orcutt	87	82.1	0	0	72	68.0	0	0
Santa Fe Springs	94	93.3	0	0	144	143.0	0	0
Other California	202	136.5	0	0	101	50.7	1	1.0
Total California	413	341.7	0	0	342	286.4	1	1.0

Wyoming
Lost Dome	6	1.9	0	0	0	0	0	0

U.S. Total	419	343.6	0	0	342	286.4	1	1.0

PROVIDENT TOTAL	3,422	1,601.2	2,003	774.0	1,062	606.3	374	205.7

Notes:

1. "Gross" wells mean the number of wells in which Provident has an interest.
2. "Net" wells means the aggregate numbers obtained by multiplying each gross well by Provident's percentage interest therein.

Significant Properties

The top five most significant properties based upon net present value using forecast prices and costs are as follows: (i) Beverly Hills East is an oil and gas property located in Los Angeles County, California; (ii) Santa Fe Springs is an oil property located in Los Angeles County, California; (iii) Orcutt Hill is an oil property located in Santa Barbara County, California (iv) Wildcat Hills is a gas property located in Southwest Alberta; and (v) Enchant is an oil and gas property located in Southern Alberta.

All of Provident's Canadian properties are located onshore in Western Canada. The United States properties are located onshore in California and Wyoming. The individual value of each of these properties, with the exception of Beverly Hills East, do not exceed ten percent of the total value of the company's reserves on a total proved basis.

Beverly Hills East (West Pico Unit) was discovered by Occidental Petroleum in 1964. A drillsite was built and development commenced in 1966 with the drilling of West Pico Unit #1 well. Production peaked in 1969 at 12,800 bopd and 33,000 Mcfpd of gas. Cumulative production from the West Pico Unit is over 51 million barrels of oil and 78 Bcf of gas. Provident holds a 99% working interest through its subsidiary, Breitburn Energy LP which acquired the West Pico Unit from Occidental in 1993. Current production from 26 producing wells is approximately 1,000 boepd(1) of light to medium crude oil (approximately 28o API) and associated gas. Remaining Provident interest total proved and proved plus probable reserves are estimated by NSA to be 14.5 and 20.4 million barrels of oil equivalent(1), respectively, as of December 31, 2004 at forecast prices and costs. Development potential includes expansion of the existing pressure maintenance scheme (waterflood) as well as infill development wells.

  BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Properties with No Attributed Reserves

The following table sets out Provident's total land holdings with no attributed reserves.

	Gross Area	Net Area	Expiries within one year	Work
			Net Area	Commitments
	1000 acres	1000 acres	1000 acres
Canada	828	461	74	0
United States	1	1	0	0

Costs Incurred

The following table summarizes the capital expenditures made by Provident on oil and natural gas properties for the year ended December 31, 2004.

			Exploration	Development
	Property Acquisition Costs(1)		Costs(1)	Costs(1)
	(M$)		(M$)	(M$)
		Unproved
	Proved Properties	Properties
Canada	444,428	7,323	402	52,599
U.S.	278,766	0	0	12,410
Consolidated	723,194	7,323	402	65,009

Note:

1. All costs in Canadian dollars

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Provident completed during its 2004 financial year.

	Exploratory Wells		Development Wells
	Gross(1)	Net(2)	Gross(1)	Net(2)
Canada
Oil Wells	-	-	33	20.7
Gas Wells	-	-	114	51.9
Service Wells	-	-	0	0.0
Standing and RR(3)	-	-	24	14.6
Dry Holes	-	-	7	2.8
Total Canada	-	-	178	89.9
U.S.
Oil Wells	-	-	4	4.0
Gas Wells	-	-	-	-
Service Wells	-	-	-	-
Standing & RR	-	-	-	-
Dry Holes	-	-	-	-
Total U.S.	-	-	4	4.0
Total Canada and U.S.	-	-	182	93.9

Notes:

1. "Gross" wells mean the number of wells in which Provident has an interest.
2. "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Provident's percentage interest therein.
3. RR means Rig Released

Production Estimates

The following tables set forth the production estimated for 2005 for Provident (company interest including royalty volumes earned) for the reserves categories noted using Constant prices and costs and Forecast prices and costs.

2005 PRODUCTION ESTIMATES
AVERAGE DAILY RATES
CONSTANT PRICES AND COSTS

	Light and			Total
	Medium Oil	Heavy Oil	NGL	Oil & NGL	Gas	Total
PROVED PRODUCING	(bbl/d)	(bbl/d)	(bbl/d)	(bbl/d)	(Mcf/d)	(boe/d)(1)
Canada	7,873	5,330	1,638	14,841	72,055	26,850
	4,785	37	23	4,844	1,766	5,139
U.S.
Consolidated	12,658	5,366	1,661	19,685	73,821	31,989

	Light and			Total
	Medium Oil	Heavy Oil	NGL	Oil & NGL	Gas	Total
TOTAL PROVED	(bbl/d)	(bbl/d)	(bbl/d)	(bbl/d)	(Mcf/d)	(boe/d)(1)
Canada	8,034	6,337	1,853	16,225	81,918	29,878
	5,401	36	125	5,562	2,368	5,956
U.S.
Consolidated	13,435	6,373	1,978	21,786	84,286	35,834

Note:

  BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2005 PRODUCTION ESTIMATES
AVERAGE DAILY RATES
FORECAST PRICES AND COSTS

	Light and			Total
	Medium Oil	Heavy Oil	NGL	Oil & NGL	Gas	Total
PROVED PRODUCING	(bbl/d)	(bbl/d)	(bbl/d)	(bbl/d)	(Mcf/d)	(boe/d)(1)
Canada	7,952	5,652	1,638	15,243	72,055	27,252
	4,783	37	23	4,843	1,766	5,137
U.S.
Consolidated	12,736	5,689	1,661	20,086	73,821	32,389

	Light and			Total
	Medium Oil	Heavy Oil	NGL	Oil & NGL	Gas	Total
TOTAL PROVED	(bbl/d)	(bbl/d)	(bbl/d)	(bbl/d)	(Mcf/d)	(boe/d)(1)
Canada	8,113	6,661	1,854	16,628	81,918	30,281
	5,399	36	124	5,560	2,368	5,955
U.S.
Consolidated	13,513	6,697	1,978	22,188	84,286	36,236

	Light and			Total
	Medium Oil	Heavy Oil	NGL	Oil & NGL	Gas	Total
PROVED + PROBABLE	(bbl/d)	(bbl/d)	(bbl/d)	(bbl/d)	(Mcf/d)	(boe/d)(1)
Canada	8,404	7,596	1,927	17,927	86,575	32,356
	5,733	36	130	5,900	2,737	6,356
U.S.
Consolidated	14,137	7,632	2,058	23,827	89,312	38,712

Note:

  BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Production History

The following tables set forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Provident for each quarter of its most recently completed financial year.

CANADA

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Average Daily Production
Light and Medium Oil (bbl/d)	5,965	7,319	9,387	9,281
Heavy Oil (bbl/d)	6,588	6,537	6,770	6,536
Natural Gas (Mcf/d)	63,858	67,732	87,078	85,803
Natural Gas Liquids (bbl/d)	1,130	1,263	1,782	1,746
Average Net Prices Received
Light and Medium Oil ($/bbl)	39.00	41.85	46.68	42.00
Heavy Oil ($/bbl)	26.84	28.26	34.23	25.33
Natural Gas ($/Mcf)	6.40	6.99	6.47	6.53
Natural Gas Liquids ($/bbl)	37.03	40.57	40.88	42.66
Royalties
Light and Medium Oil ($/bbl)	7.55	8.96	9.22	8.40
Heavy Oil ($/bbl)	5.29	5.46	6.75	5.08
Natural Gas ($/Mcf)	1.20	1.51	1.67	1.41
Natural Gas Liquids ($/bbl)	9.74	11.83	10.16	9.12
Production Costs
Light and Medium Oil ($/bbl)	10.69	9.27	12.58	13.61
Heavy Oil ($/bbl)	8.29	8.81	9.15	11.85
Natural Gas ($/Mcf)	1.20	1.05	1.13	0.87
Natural Gas Liquids ($/bbl)	7.21	6.34	6.80	5.27
Netback Received
Light and Medium Oil ($/bbl)	20.76	23.62	24.88	19.99
Heavy Oil ($/bbl)	13.26	13.99	18.33	8.40
Natural Gas ($/Mcf)	4.00	4.43	3.67	4.25
Natural Gas Liquids ($/bbl)	20.08	22.40	23.92	28.27

Note:

1. All Pricing and Netbacks exclude Provident's hedging program

UNITED STATES

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2004(1)	June 30, 2004(1)	September 30, 2004	December 31, 2004
Average Daily Production
Light and Medium Oil (bbl/d)	N/A	N/A	3,216	4,676
Heavy Oil (bbl/d)	N/A	N/A	29	28
Natural Gas (Mcf/d)	N/A	N/A	1,563	1,536
Natural Gas Liquids (bbl/d)	N/A	N/A	-	-
Average Net Prices Received
Light and Medium Oil ($/bbl)	N/A	N/A	53.18	52.68
Heavy Oil ($/bbl)	N/A	N/A	51.30	53.32
Natural Gas ($/Mcf)	N/A	N/A	7.40	7.75
Natural Gas Liquids ($/bbl)	N/A	N/A	-	-
Royalties
Light and Medium Oil ($/bbl)	N/A	N/A	5.12	4.35
Heavy Oil ($/bbl)	N/A	N/A	3.08	3.20
Natural Gas ($/Mcf)	N/A	N/A	0.97	1.04
Natural Gas Liquids ($/bbl)	N/A	N/A	-	-
Production Costs
Oil ($/bbl)	N/A	N/A	15.82	15.16
Natural Gas ($/Mcf)	N/A	N/A	incl.	incl.
Natural Gas Liquids ($/bbl)	N/A	N/A	incl.	incl.
Netback Received
Oil ($/bbl)	N/A	N/A	31.81	32.95
Natural Gas ($/Mcf)	N/A	N/A	incl.	incl.
Natural Gas Liquids ($/bbl)	N/A	N/A	incl.	incl.

Notes:

1. United States properties were acquired June 2004
2. All Pricing and Netbacks exclude Provident's hedging program

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

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol PVE.UN and the AMEX under the symbol PVX. The 10.5% Debentures, 8.75% Debentures, 8% Debentures and 6.5% Debenture of the Trust are listed and posted for trading on the TSX under the symbol PVE.DB, PVE.DB.A, PVE.DB.B and PVE.DB.C, respectively.

The following table summarizes the Trust Unit and debenture trading activity for the periods indicated on both the Toronto Stock Exchange and the American Stock Exchange, as applicable.

Toronto Stock Exchange

Trust Units

Period		High	Low	Volume (000's)
2004
January		$11.53	$10.98	4,008
February		$10.99	$10.14	4,625
March		$10.90	$10.30	4,523
April		$11.77	$10.65	8,581
May		$11.75	$10.98	3,775
June		$11.12	$10.29	12,918
July		$10.50	$10.20	6,219
August		$10.84	$10.31	7,656
September		$11.39	$10.82	12,986
October		$11.71	$10.78	9,164
November		$11.20	$10.70	6,327
December		$11.78	$10.71	6,360

10.5% Debentures
Period		High	Low	Volume
2004
January		$113.99	$107.01	14,930
February		$108.50	$105.50	20,340
March		$112.00	$108.75	6,090
April		$112.00	$105.00	9,425
May		$110.00	$106.50	3,670
June		$108.50	$106.50	5,640
July		$109.49	$106.15	10,245
August		$109.98	$105.50	24,130
September		$110.49	$107.54	4,990
October		$111.00	$107.50	10,590
November		$108.74	$107.03	9,270
December		$114.85	$108.00	56,910

8.75% Debentures
Period		High	Low	Volume
2004
January		$108.00	$105.00	18,140
February		$108.00	$103.50	9,030
March		$113.00	$105.00	7,760
April		$108.98	$104.00	11,130
May		$107.00	$103.50	60,960
June	...	$105.50	$103.50	15,120
July		$107.00	$98.60	6,320
August		$105.50	$102.12	5,970
September		$107.00	$104.00	8,200

Period	High	Low	Volume
2004
October	$109.00	$105.50	4,430
November	$106.75	$104.75	2,640
December	$113.99	$106.00	4,310

8% Debentures
Period	High	Low	Volume
2004
July(1)	$103.00	$99.25	148,095
August	$103.75	$101.30	18,345
September	$104.64	$102.01	10,650
October	$107.00	$104.00	5,710
November	$106.00	$103.50	9,350
December	$110.95	$104.00	142,060

Note:

(1) The 8% Debentures were listed on the TSX on July 6, 2004.

American Stock Exchange

Trust Units

Period	High	Low	Volume (000's)
2004
January	$9.06	$8.20	12,348
February	$8.22	$7.59	13,130
March	$8.24	$7.79	10,694
April	$8.74	$8.22	22,526
May	$8.56	$8.03	8,979
June	$8.14	$7.63	17,216
July	$7.93	$7.74	11,933
August	$8.24	$7.86	16,948
September	$8.94	$8.31	21,186
October	$9.54	$8.82	25,038
November	$9.50	$8.75	15,867
December	$9.57	$9.00	21,306

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

		Distribution
	Distribution Amount	Amount
	(Cdn$)	(US$)(1)
2001
March - December	$2.54	$1.64

2002
January - December	$2.03	$1.29

2003
January - December	$2.06	$1.47

2004
January	0.12	0.09
February	0.12	0.09
March	0.12	0.09

		Distribution
	Distribution Amount	Amount
	(Cdn$)	(US$)(1)
April	0.12	0.09
May	0.12	0.09
June	0.12	0.09
July	0.12	0.09
August	0.12	0.09
September	0.12	0.09
October	0.12	0.09
November	0.12	0.09
December	0.12	0.10
Total for 2004	$1.44	$1.09

2005
January	0.12	0.10
February	0.12	0.10
March	0.12	0.10
Total to date for 2005	$0.36	$0.30

Since its inception, the Trust has paid an aggregate of $8.43 (US$5.80) in cash distributions to Unitholders.

Note:

(1) The exchange rate is based on the Bank of Canada noon rate on the payment date.

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

			Number of Trust Units
Name and Municipality of		Director of Provident	Beneficially Owned or
Residence	Principal Occupation	Since	Controlled
G.D. Billing (2), (5)	Executive Chairman, Superior Plus Inc., a	2001	40,000
Calgary, Alberta	propane retailing, pulp chemicals and natural
	gas retailing company, since 1998. Prior
	thereto, President and Chief Executive Officer
	of Norcen Energy Ltd. an oil and gas
	exploration and production company, from
	1994 to 1998.

Thomas W. Buchanan	Chief Executive Officer of Provident since	2001	1,030,540 (4)
Calgary, Alberta	March 2001. Prior thereto, Executive Vice
	President Corporate Development and Chief
	Financial Officer of Founders Energy Ltd.
	from October 1999 to March 2001. Prior
	thereto, President and Chief Executive Officer
	of Founders Energy Ltd. from 1996 to October
	1999.

			Number of Trust Units
Name and Municipality of		Director of Provident	Beneficially Owned or
Residence	Principal Occupation	Since	Controlled
Randall J. Findlay	President of Provident since March 2001.	2001	982,645 (4)
DeWinton, Alberta	Prior thereto, Executive Vice President and
	Chief Operating Officer of Founders Energy
	Ltd. from December 1999 to March 2001.
	Prior thereto, Senior Vice President of
	TransCanada Pipelines Ltd., a pipeline
	company, and President and Chief Executive
	Officer of TransCanada Gas Processing L.P., a
	gas processing partnership, from June 1998 to
	August 1999.

Bruce R. Libin (1), (3)	Chairman and Executive Chairman and Chief	2001	48,495
Calgary, Alberta	Executive Officer of Destiny Resource
	Services Corp., a resource services company,
	since 1997 and December 2000, respectively.
	President of B.R. Libin Capital Corp., an
	investment, merchant banking and investment
	banking advisory services company since 1995
M.H. (Mike) Shaikh (1), (5)	President of M.H. Shaikh Professional	2001	56,974
Calgary, Alberta	Corporation (Chartered Accountants).

Byron J. Seaman (3)	Independent businessman and private investor.	2001	88,735
Calgary, Alberta

Jeffrey T. Smith (2), (3)	Independent businessman and private investor.	2001	4,900
Calgary, Alberta

John B. Zaozirny (2)	Counsel to the law firm of McCarthy	2001	20,003
Calgary, Alberta	and Vice-Chairman of Canaccord
	Tétrault LLP
	Capital Corporation. Director and strategic
	advisor to a number of public and private
	corporations, as well as a Governor of the
	Business Council of British Columbia.

Norman R. Gish (2), (5)	President, Gish Consulting Inc., energy	2003	5,000
	consultants, Director, Superior Plus Inc.,
	Noranda Inc. and Chairman and Director of
	Railpower Technologies Corp., Energreen
	Canada Corp. and Quadrise Canada Fuel
	Systems Inc. Prior thereto, Chairman,
	President and Chief Executive Officer of
	Alliance Pipeline Ltd. and Aux Sable Liquid
	Products Inc.

Dr. Robert Mitchell (3)	Independent businessman since September	2004	3,000
	2003. Prior thereto, Executive Vice President
	of Talisman Energy Inc. (and its predecessor
	BP Canada Inc.), a public oil and gas
	company, from 1984 to September 2003.

Hugh A. Fergusson(1)(3)	Former Vice President and Director with Dow	2005	Nil
	Chemical Canada Inc., Director and advisor to
	a number of public and private corporations
	including the Canadian Energy Research
	Institute and Taylor NGL Limited Partnership.

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Governance, Human Resources and Compensation Committee.
(3)	Member of the Reserves, Operations, Environment, Health and Safety Committee.
(4)	Includes Trust Units issuable upon exchange of exchangeable shares of Provident held by such director at an exchange ratio of 1.391620.
(5)	Mr. Billing also holds $250,000 principal amount of the Trust's 10.5% convertible unsecured subordinated debentures (the "10.5% Debentures") and $500,000 principal amount of the Trust's 6.5% convertible unsecured subordinated debentures (the "6.5% Debentures"). Mr. Shaikh also holds $445,000 principal amount of the Trust's 10.5% debentures. Mr. Gish also holds $20,000 principal amount of the Trust's 8.75% convertible unsecured subordinated debentures and also holds $10,000 principal amount of the Trust's 6.5% Debentures.

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

Norman R. Gish

Director

Mr. Gish, a member of Provident's Board of Directors since October 2003, serves on the Governance, Human Resources and Compensation Committee. Mr. Gish has served as chairman, president, CEO and director of Alliance Pipeline and Aux Sable Liquids Products Inc, as well as senior leadership roles at North Canadian Oils and Turbo Resources. In 1993, he became the managing director of Fracmaster China and was located in Beijing for three years. Prior to the energy industry, he was chairman of the British Columbia Energy Commission; and vice president, general counsel and secretary of British Columbia Forest Products in Vancouver. Currently, he serves as director on the boards of Superior Plus Inc., Noranda Inc., Railpower Technologies Corp, Energreen Canada Corp., and Quadrise Canada Fuel Systems.

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

Hugh A. Fergusson

Director

Mr. Fergusson has been a member of Provident's Board of Directors since March 1, 2005 and serves on the Audit Committee and the Reserves, Operations, Environmental, Health and Safety Committee. Mr. Fergusson is the former Vice President and Director of Dow Chemical Canada Inc. He is also a director and advisor to a number of public and private corporations including the Canadian Energy Research Institute and Taylor NGL Limited Partnership.

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

Mr. Walker has over 19 years of experience in petroleum finance and accounting. Prior to joining Founders, Mr. Walker was team leader of financial reporting for Sceptre Resources, first joining that company in 1990. From 1988 to 1990, Mr. Walker was a revenue accountant with Dome Petroleum. Before Dome, Mr. Walker was an accountant with Hudson & Company from 1985 to 1988.

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

Audit Committee

The Audit Committee consists of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce R. Libin and Mr. Hugh Fergusson. The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis and annual and interim earnings press releases before they are approved by the board of directors. The Committee reviews and makes a recommendation to the board of directors in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Committee must be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the board of directors on the Trust's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest. The Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters. See "Audit Committee Information" and Schedule C of this Annual Information Form for additional information relating to the Audit Committee.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John B. Zaozirny (Chairman), Mr. Grant D. Billing, Mr. Jeffrey T. Smith and Mr. Norman Gish. The Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the Committee assists the board of directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

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

Reserves, Operations, Environment, Health and Safety Committee

The Reserves, Operations and Environmental, Health and Safety Committee consists of Mr. Jeffrey T. Smith (Chairman), Dr. Robert Mitchell, Mr. Bruce R. Libin, Mr. Byron J. Seaman and Mr. Hugh Fergusson. The Committee assists the board in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101; the operations of Provident, including operating activities, operating expenses and capital expenditure budget; and the environmental, health and safety issues, including the evaluation of Provident's programs, controls and reporting systems, and compliance with applicable laws, rules and regulations.

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

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of three members, all of whom are independent and financially literate, as defined by Multilateral Instrument 52-110 Audit Committees.

Audit Committee Charter

The full text of the Trust's Audit Committee Charter is set forth in Schedule C of this Annual Information Form.

Relevant Education and Experience of Each Audit Committee Member

The following table sets out the relevant education and experience of each of the members of the Audit Committee:

Financially
Name	Independent	Literate	Relevant Education and Experience

M.H. (Mike) Shaikh	Yes	Yes	Mr. Shaikh holds the degree of Bachelor of Commerce
and is a Chartered Accountant. As a Chartered
Accountant, Mr. Shaikh attained experience in
preparing, auditing, analyzing and evaluating financial
statements. Mr. Shaikh has an understanding of the
accounting principles used by Provident as well as the
implications of those accounting principles on
Provident's financial results. Mr. Shaikh has also
obtained significant financial experience and exposure
to accounting and financial issues as the President of
M.H. Shaikh Professional Corporation and in his role
as a director and audit committee member of various
public companies.

Bruce R. Libin, Q.C.	Yes	Yes	Mr. Libin holds the degree of Bachelor of Commerce
(Honours), Master of Business Administration and
Juris Doctoris. Mr. Libin has obtained significant
financial experience and exposure to accounting,
disclosure, internal controls and financial issues during
his legal practice, his business experience (including as
Chief Executive Officer of Beau Canada Exploration
Ltd. and as Executive Chairman and Chief Executive
Officer of Destiny Resource Services Corp.) and his

Financially
Name	Independent	Literate	Relevant Education and Experience

service on the audit committee of several boards of
directors, including Amoco Canada Petroleum
Company Limited, Maxx Petroleum Ltd., Mark's Work
Warehouse Ltd., Calgary Health Region, Southern
Alberta Institute to Technology, NQL Drilling Tools
Ltd., and Winstar Resources Ltd.

Hugh A. Fergusson	Yes	Yes	Mr. Fergusson holds the degrees of Bachelor of Arts
and Bachelor of Laws. He has also completed
Advanced Management Programs at the University of
Western Ontario and Northwestern University. He is
an independent businessman and Corporate Director.
Mr. Fergusson practiced law for five years following
which he was employed by the Dow Chemical
Company (and related companies) for 27 years until he
retired in 2004. During his career with Dow, Mr.
Fergusson obtained significant financial experience and
exposure to accounting and financial issues through a
series of roles including commercial and business
leadership largely related to hydrocarbons and energy.
In addition to being a director of a number of Dow
subsidiaries, Mr. Fergusson was Chairman of
Petromont Inc. from 2002 until 2004 and a member of
its Audit Committee from 2002 until 2004.

External Auditor Service Fees

The following table sets forth information about the fees billed to the Trust for professional services provided by PricewaterhouseCoopers LLP during fiscal 2004 and 2003:

(CDN$)	2004	2003
Audit Fees	$868,000	$362,100
Audit-Related Fees	90,750	140,000
Tax Fees	375,000	214,700
All Other Fees	-	-
Total	$1,333,750	$716,800

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

Debt Service

Provident currently has a term credit facility of $410 million. In February 2004, Provident executed a credit agreement consent and amendment that restricted the borrowing base under this Facility to $310 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Provident or that additional funds can be obtained.

The lender has been provided with security over substantially all of the assets of Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell Provident's oil and gas properties free from or together with the Provident Royalties.

Reserves

Although McDaniel, NSA, CGA and Provident have carefully prepared the reserve figures included herein such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. The value of the Trust Units attributable to the oil and gas reserves will have no value once all of the oil and natural gas reserves of Provident have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

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

General Risk Factors

Risks Associated With the Level of Foreign Ownership

Generally, a trust cannot qualify as a "mutual fund trust" for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50% of the aggregate number of Trust Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction where not more than 10% of the trust's property has at any time consisted of "taxable Canadian property". The Budget proposed to remove this exception. However, the proposal to remove this exception was subsequently withdrawn in a subsequent announcement by the Department of Finance. There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Trust Unitholders.

The retention of "mutual fund trust" status under the Tax Act is important for both resident and nonresident holders of Trust Units and not just for holders of Trust units held within Canadian tax exempt plans. The loss of such status could be expected to have a significant adverse effect on the market price of the Trust Units. The importance of mutual fund status and the consequences of losing such status are set forth below:

(a)	By virtue of its status as a mutual fund trust, the Trust has been accepted for registration effective March 6, 2001 as a "registered investment" for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), and deferred profit sharing plans ("DPSPs") (collectively, "Exempt Plans"). As such, Trust Units are qualified investments for Exempt Plans as well as registered education savings plans ("RESPs") and if the Trust's status as a "registered investment" is revoked in any year by virtue of ceasing to be a "mutual fund trust" the Trust Units would remain as qualified investments for Exempt Plans and RESPs until the end of the year following such year;

(b)	Where at the end of any month an Exempt Plan or a RESP holds Trust Units that are not qualified investments, the Exempt Plan or RESP must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan or RESP. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency;

(c)	Trust Units would become foreign property for registered pension plans upon the Trust ceasing to be a mutual fund trust. If the Trust's "registered investment" status is revoked by virtue of it ceasing to be a mutual fund trust, then the Trust Units would also become foreign property for Exempt Plans. The February 23, 2005 Federal Budget proposed that the limit in respect of foreign property that may be held by pension funds and other deferred plans be eliminated for months that end in the 2005 and subsequent calendar year;

(d)	The loss of mutual fund trust status would also render the Trust liable for the payment of a tax under Part XII.2 of the Tax Act in respect of certain designated income. The payment of Part XII.2 tax by the Trust could have adverse consequences to Unitholders who are not residents of Canada and to certain Unitholders which are tax exempt entities since the amount of cash available for cash distributions would be reduced by the amount of such tax;

(e)	The loss of mutual fund trust status would result in the Trust ceasing to be eligible for the capital gains refund mechanism available under the Tax Act; and

(f)	Upon the loss of mutual fund trust status, the Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units, and to reporting requirements in respect thereof.

For the purpose of maintaining the Trust's status as a "mutual fund trust" under the Tax Act, Provident may:

(a)	require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration that the Trust Units to be issued or transferred to such person will (when issued or transferred) not be beneficially owned by a non-resident;

(b)	to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by non-residents or in such other manner as Provident may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided Provident with satisfactory evidence that such Trust Units are not beneficially owned by non-residents within such period, Provident may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units;

(c)	delist the Trust Units from any non-Canadian stock exchange; and
(d)	take such other actions as the board of directors of Provident determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by non-resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Trust Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered education savings plans and registered retirement income funds.

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

On July 1, 2004 the Income Trusts Liability Act (Alberta) came into force. This Act creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Trust. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation come into effect.

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

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount Provident pays to service debt, potentially impacting distributions to Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. Provident has initiated certain hedges to mitigate these risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Debentures may be in a different position than a holder of unsecured indebtedness of a corporation.

Availability of Credit

As of March 21, 2005, the Trust had drawn $177.0 million against the credit facility and had $48.7 million of the credit facility drawn on letters of credit. Variations in interest rates and scheduled principal repayments or the need to refinance the credit facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the credit facility is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of the Trust, that additional funds can be obtained or that, upon expiration, the credit facility can be refinanced on terms acceptable to the Trust or the lenders. In such circumstances, cash distributions may be reduced.

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

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units and the debentures is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the principals of McDaniel, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units. As of the date hereof, the principals of NSA, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units. As of the date hereof, the principals of CGA, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units. As of the date hereof, the principals of GLJ, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units.

MATERIAL CONTRACTS

Other than the Trust Indenture, there are no material contracts entered into by the Trust or its subsidiaries during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business.

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

PRINCIPAL HOLDERS OF TRUST UNITS

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Trust Units. As at March 24, 2005, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, 1,436,000 Trust Units or approximately 1.0% of the issued and outstanding Trust Units and 638,474 Series A exchangeable shares of Provident representing 100% of the issued and outstanding Series A exchangeable shares of Provident. As of March 24, 2005, each such Series A exchangeable share of Provident held by such director or senior officer is exchangeable into Trust Units at an exchange ratio of 1.39162. The directors and senior officers of Provident do not beneficially own, directly or indirectly, or exercise control or direction over any of the Series B exchangeable shares of Provident.

ADDITIONAL INFORMATION

Additional information related to the remuneration of the directors and officers of Provident for the year ended December 31, 2004, the indebtedness of the directors and officers of Provident, the principal holders of Trust Units and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Statement and Information Circular of the Trust dated March 31, 2005, which relates to the Annual Meeting of the Unitholders to be held on May 5, 2005. Additional financial information is provided in the Trust's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2004.

Additional copies of this Annual Information Form are available on SEDAR at www.sedar.com or may be obtained from Provident. Please contact:

Jennifer Pierce
Investor Relations
Provident Energy Ltd.
700, 112 - 4th Street S.W.
Calgary, Alberta T2P 0H3

Telephone: (403) 296-2233
Fax:              (403) 261-6696

Additional information relating to the Trust may be found on SEDAR at www.sedar.com.

SCHEDULE A

REPORTS ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

February 25, 2005

Provident Energy Ltd.
700, 112 - 4th Avenue S.W.
Calgary, Alberta
T2P 0H3

Attention: The Board of Directors of Provident Energy Ltd.

Re: Form 51-101F2
       Report on Reserves Data by an Independent Qualified Reserves Evaluator of Provident Energy Ltd. (the "Company")

Dear Sir:

To the Board of Directors of Provident Energy Ltd. (the "Company"):

  We have evaluated the Company's reserves data as at December 31, 2004. The reserves data consists of the following:

(a) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs and the related estimated future net revenue; and

(b) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using constant prices and costs and the related estimated future net revenue.

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

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

Provident Energy Ltd.	Page 2
Forecast Prices and Costs	February 25, 2005

  The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

		Net Present Value of Future Net Revenue $M
		(before income taxes, 10% discount rate)
Preparation Date of
Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

December 31, 2004	Canada	-	654,400	154,697	809,097
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

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"
_________________________
P. A. Welch, P. Eng.
Executive Vice President

Calgary, Alberta

McDANIEL & ASSOCIATES Consultants Ltd.

The Board of Directors
BreitBurn Energy Company LP
Suite 4800
515 South Flower Street
Los Angeles, California 90071

RE: Form 51-101F2
       Report on Reserves Data by an Independent Qualified Reserves Evaluator of BreitBurn Energy Company LP.

To the Board of Directors of BreitBurn Energy Company LP (the "Company"):

1) We have evaluated the Company's reserves data as of December 31, 2004. The reserves data consists of the following:

(a) Proved and proved plus probable oil and gas reserves estimated as of December 31, 2004, using forecast prices and costs and the related estimated future net revenue; and

(b) Proved and proved plus probable oil and gas reserves estimated as of December 31, 2004, using constant prices and costs and the related estimated future net revenue.

2) The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3) Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4) The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

Preparation		Net Present Value of Future Net Revenue (CM$)
Date of		(before Income Taxes, 10% Discount Rate)
Evaluation
Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

California and
12-31-2004	Wyoming,	-	397,923.8	-	397,923.8

5) In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6) We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7) Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

Executed as to our report referred to above:

NETHERLAND, SEWELL & ASSOCIATES, INC.
Houston, Texas, USA
March 1, 2005

By: /s/ J. Carter Henson, Jr.
J. Carter Henson, Jr., P.E.
Senior Vice President

Cawley, Gillespie & Associates, Inc.
PETROLEUM CONSULTANTS

302 FORT WORTH CLUB BUILDING	1000 LOUISIANA
306 WEST SEVENTH STREET FORT	SUITE 625
WORTH. TEXAS 76102-4SS7	HOUSTON, TEXAS 77002-5008
(817) 336-2461	(713) 651-9944
FAX (817) 877-3728	FAX (713) 651-9980

March 1,2005

Mr. Chris Williamson BreitBurn Energy
Company LP 515 South Flower Street
48th Floor Los Angeles, CA 90071
	Re:	Reserves Compliance Letter - Form 51-101F2
Evaluation Summary
BreitBurn Energy Company LP Interests Total
Proved and Probable Reserves East Coyote and
Sawtelle Fields, California As of December
31.2004

To the board of directors of BreitBurn Energy Company, LP (the "Company"):

  In accordance with your request, we have evaluated the Company's reserves data as of December 31, 2004. The reserves data consist of the following:

(a) proved and probable oil and gas reserves estimated as of December 31. 2004 using McDaniel 01/01/2005 forecast prices and costs; and the Company's Constant prices and costs; and

(b) the related estimated future net revenue, as set forth in our report dated March 1. 2005.

  The reserves data are the responsibility of the Company's management, Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGEH") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining. Metallurgy & Petroleum (Petroleum Society). However, the presentation format of our report does not contain certain details suggested by the COGEH,

  Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGEH.

  The following table sets forth the estimated future net revenue (before deduction of taxes) attributed to proved plus probable reserves, estimated using McDaniel 01/01/2005 forecast prices and costs and the Company's Constant prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management:

BreitBurn Energy Company LP Reserves
Compliance Letter East Coyote and Sawtelle Fields, California
As of December 3 1, 2004

			Total Proved plus Probable
			Net Present Value of Future
			Net Revenue (before income
			taxes, 10% discount rate)
Description	Preparation Date
of Evaluation	of Report	Location of Reserves	Evaluated. MS CND

McDaniel Forecast Case	March 1, 2005	East Coyote and Sawtelle	39,953.3
		Fields, California, USA

Company Constant Case	March 1, 2005	East Coyote and Sawtelle	59,834.6
		Fields, California, USA
  In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGEH.

  We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

  Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Cawley, Gillespie & Associates, Inc.
Fort Worth, Texas/USA
March 1,2005

Robert D. Ravnaas, P.E.
Executive Vice President

SCHEDULE B

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Provident Energy Ltd. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)         (i)     Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

             (ii)     the related estimated future net revenue; and

(b)         (i)     Proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

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

(b) the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

(c) the content and filing of this report.

B-1

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(Signed) Thomas W. Buchanan	(Signed) Grant D. Billing
Chief Executive Officer	Director

(Signed) David J. Fricker	(Signed) Jeffrey T. Smith
Vice President, Corporate Development	Director

March 3, 2005

B-2

SCHEDULE C

AUDIT COMMITTEE INFORMATION

Audit Committee Charter General

Provident Energy Trust (the "Trust") has delegated a number of duties and responsibilities regarding the management and administration of the operations and affairs of the Trust to its subsidiary, Provident Energy Ltd. (the "Corporation") pursuant to the trust indenture, as amended. As such, the board of directors (the "Board") of the Corporation has oversight responsibilities, authorities and duties in connection with the business of the Trust and the Corporation. The Board has delegated the specific oversight responsibilities, authorities and duties as described below to the Audit Committee (the "Committee").

For the purpose of these terms of reference, the term "Provident" shall include the Trust, the Corporation and their subsidiaries.

Authority and Responsibilities

The Committee is part of the Board. Its primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the review and recommendation for approval of the financial statements and the financial reporting of the Trust; (ii) the assessment of the system of internal, accounting and financial reporting controls and procedures that management has established, including for the purpose of monitoring its compliance with regulatory requirements; and (iii) the appointment and compensation of the external auditor and the oversight of the external audit process. In addition, the Committee shall oversee Provident's: (i) financial policies and strategies; (ii) financial risk management practices; and (iii) transactions or circumstances which could materially affect the financial profile of the Trust.

Management is responsible for establishing and maintaining controls, procedures and processes and the Committee is appointed by the Board to oversee, review and monitor those controls, procedures and processes.

The Committee, in its capacity as a committee of the Board and subject to the rights of unitholders and applicable law, shall be directly responsible for overseeing the relationship of the external auditor with the Trust, including the appointment, compensation, retention and oversight of the work of any external auditor engaged (including resolution of disagreements between management of Provident and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Trust. The external auditor shall report directly to the Committee. The Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the external auditor is to the unitholders of the Trust.

In carrying out its role, the Committee has the following specific authorities and responsibilities:

(a) financial information and reporting

(i) to review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Trust and related financial reporting, including management's discussion and analysis and earnings press releases;

(ii) to review with management and recommend to the Board for approval, any financial statements of the Trust which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Trust;

(iii) to consider and be satisfied that adequate policies and procedures are in place for the review of the Trust's disclosure of financial information extracted or derived from the Trust's financial statements (other than disclosure referred to in clause (a)(i) above), and periodically assess the adequacy of such procedures;

(b) internal controls

(i) to review the internal control staff functions including:

(1) the purpose, authority and organizational reporting lines, and

(2) the annual audit plan, budget and staffing thereof;

(ii) to review, with the Vice President, Finance, Chief Financial Officer and Corporate Secretary (the "CFO"), controller or others, as appropriate, Provident's internal system of audit controls and the results of internal audits;

(iii) to establish procedures for:

(1) the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters; and

(2) the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

(c) external audit

(i) to evaluate the services provided by the external auditor and recommend to the Board, if necessary, the replacement of the external auditor;

(ii) to pre-approve or approve (if pre-approval is not required by law) the appointment of the external auditor to provide, and the fees related to, any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the external auditor. The Committee may delegate this ability to one or more members of the Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management of Provident and must be reported to the full Committee at its next scheduled meeting;

(iii) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues;

(iv) to review and discuss with the external auditor all relationships that the external auditor and its affiliates have with the Trust and its affiliates in order to determine the external auditor's independence, including, without limitation:

(1) requesting, receiving and reviewing, on a periodic basis but at least annually, a formal written statement from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Provident,

(2) discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor, and

(3) recommending that the Board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence;

(v) to review the audit plan of the external auditor prior to the commencement of the audit;

(vi) to review and approve the hiring policies of Provident regarding partners and employees and former partners and employees of the present and former external auditor of the Trust;

(vii) to obtain assurance from the external auditor that disclosure to the Committee is not required pursuant to the provisions of the United States Securities Exchange Act of 1934, as amended, regarding the discovery of any illegal acts by the external auditor;

(viii) to review and discuss a report from the external auditor at least quarterly regarding:

(1) all critical accounting policies and practices to be used,

(2) all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor, and

(3) other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

(d) risk management

to review and monitor Provident's major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

(e) compliance

to review Provident's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies.

Composition and Procedures

(a) Size

The Committee will consist of a minimum of three directors. The members of the Committee are appointed by the Board. Each member shall serve until his or her successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

(b) Qualifications

All members of the Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular: (i) each member shall be "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 "Audit Committees", (ii) at least one member must be "financially sophisticated" under the rules of the American Stock Exchange, and (iii) at least one member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended and the rules adopted by the United States Securities and Exchange Commission thereunder.

Members of the Committee may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from Provident, or be an "affiliated person" (as such term is defined in the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder) of Provident. For greater certainty, director's fees, options and similar compensation arrangements and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Provident that are not contingent on continued service should be the only compensation a Committee member receives from Provident.

(c) Meetings

Meetings of the Committee shall be conducted as follows:

(i) the Committee shall meet at least quarterly at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the Trust's quarterly and annual financial statements and related management's discussion and analysis. The external auditor or any two members of the Committee may also request a meeting of the Committee. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting;

(ii) the quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other;

(iii) if the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting;

(iv) the Chair shall, in consultation with management and the external auditor, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting;

(v) every question at a Committee meeting shall be decided by a majority of the votes cast;

(vi) the Chief Executive Officer (the "CEO"), the President and the CFO shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the Chair of the Committee. Other management representatives, other Board members, officers or employees of Provident, the external auditor, outside counsel and other experts or consultants may be invited to attend as necessary;

(vii) the Chair shall appoint a secretary for the purpose of recording the minutes of each meeting; and

(viii) notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication or email) to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called. Notice of every meeting shall also be provided to the external auditor.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.

(d) Review of Financial Statements

The Committee will review the Trust's annual audited financial statements and interim financial statements and the related management's discussion and analysis with the CEO and CFO and then recommend that the Board approve such financial statements and management's discussion and analysis. The controller and the external auditor will be present at these meetings.

(e) Review of CEO and CFO Certification Process

In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and Provident's disclosure and internal controls, including any material deficiencies or changes in those controls. The Committee will review with the CEO, the CFO and the external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of Provident's internal control over financial reporting which could adversely affect Provident's ability to record, process, summarize and report financial information required to be disclosed by the Trust in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, within the required time periods, and (ii) any fraud, whether or not material, that involves management of Provident or other employees who have a significant role in Provident's internal control over financial reporting.

(f) Review of Earnings and Other Releases

The Committee will review with the CFO any news release containing financial information taken from Provident's financial statements prior to the release of such news release to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g) The Trust's External Auditor

The Committee shall meet with the external auditor, as the Committee may deem appropriate, to consider any matter which the Committee or external auditor believes should be brought to the attention of the Board or the unitholders of the Trust.

(h) Audit Partner Rotation

The Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law. The Committee will also periodically consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

(i) Audit Partner Review

The Committee will review and evaluate the lead partner of the external auditor.

(j) Access to Independent Advisors

The Committee may at any time retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of Provident. Provident shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Trust, (ii) compensation to any advisors employed by the Committee and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(k) Review of Charter

The Committee shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

(l) Reporting

The Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Trust's financial statements, Provident's compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

Appendix A to Schedule C

AUDIT COMMITTEE ANNUAL CALENDAR
(December 31 year end)

Quarterly Audit Committee Meetings: May, August and November

  Approval of quarterly financial statements

MD&A;

Press release;

Estimates and management judgments;

Review of report from external auditor;

  Management certification process with report from CEO/CFO and processes followed.

Other standard items including management reporting on:

Material communication with rating agencies;

Material legal matters/litigation;

Analyst reports.

  Report from Audit Committee Chair on pre-approvals for audit, non-audit, review or attestation assignments.

  In camera review with external auditor.

February or March Meeting to Review Audited Financial Statements

  Review annual financial statements, MD&A and related disclosure.

  Discuss significant accounting policies.

  Discuss critical estimates, and judgments and impact on statements.

  Review business risks disclosure in MD&A.

  Receive external auditor's report on statutory audit and various matters where external auditor is required to report, such as:

auditor independence;

methods used to account for significant unusual transactions;

material proposed audit adjustments and immaterial adjustments not recorded by management;

auditor judgments about the quality of the Company's accounting principles;

management-related issues encountered in performing the audit;

disagreements with management over the application of accounting principles, management's accounting estimates and related matters.

  Review management's "internal control report" to be included in annual report and external auditor's assessment of same.

  Internal control issues, if any.

  Separate in camera meetings with the external auditor and external counsel.

  Annual information form and comparable 40-F.

  Public disclosure relevant to Audit Committee, such as re-appointment of auditor, disclosure of pre-approval procedures as required by SEC Auditor Independence Rules and disclosure relating to financial experts.

October/November Meeting

  Discuss annual audit plan including scope of engagement and related matters audit team and potential rotation;

review and consideration of budgeted audit fees;

special areas for concentration by external audit.

  Review preparations for production of "internal control report" for annual report.

  Review Audit Committee charter and report to Board.

  Review and affirmation of principles for pre-approval of audit, non-audit, review and attestation services.

Special issues to be dealt with at one or more regular meetings or through a special meeting of the Audit Committee

  Educational component to Audit Committee functions:

critical accounting policies/estimates/general discussion;

treasury activities;

internal control risks:

support to CEO/CFO certification

financing vehicles, loan documents and applicable covenant patterns;

taxation issues and tax planning;

new developments such as:

non-GAAP earnings measures;

identification of financial experts;

competitors and accounting issues involving competitors;

preparing of Audit Committee effectiveness report for Board of Directors;

business risks and related oversight responsibilities of Audit Committee including applicable procedures:

earnings guidances;

pro forma reporting;

selective disclosure policy;

  Review and consideration of succession planning and related issues with respect to Audit Committee Chair and Audit Committee members in light of independence requirements and financial expertise requirements:

communication with the Corporate Governance Committee as may be required;

  Review of complaints received and outcome of investigation.

These educational elements may be dealt with at a special annual meeting of the Committee.

SCHEDULE D

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
OF OLYMPIA ENERGY INC.

AUDITOR'S REPORT

To the Shareholders of Olympia Energy Inc.

We have audited the consolidated balance sheets of Olympia Energy Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

March 5, 2004	(Signed) PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31,	2003	2002

ASSETS	$	$
Current assets
Cash	1,870	313,424
Accounts receivable	8,714,468	7,519,947
Investment in High Point Energy Corp.	10,142	213,745
Inventory	-	180,081
Prepaid expenses	486,307	472,947
	9,212,787	8,700,144
Property and equipment (note 2)	145,894,817	110,307,179
	155,107,604	119,007,323

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	18,003,826	12,480,274
Bank debt (note 3)	43,170,590	30,268,978
	61,174,416	42,749,252
Future site restoration and abandonment	1,464,474	1,135,220
Future income taxes (note 6)	33,241,175	31,151,700
	95,880,065	75,036,172

SHAREHOLDERS' EQUITY
Capital stock (note 4)	22,574,061	20,250,719
Retained earnings	36,653,478	23,720,432
	59,227,539	43,971,151
	155,107,604	119,007,323

Signed on behalf of the Board:

(Signed) Peter Salamon	(Signed) Brian Mellum
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended December 31,	2003	2002

REVENUES	$	$
Petroleum and natural gas revenue	48,418,102	34,928,190
Royalties	(8,866,150)	(5,667,562)
	39,551,952	29,260,628
EXPENSES
Production Expenses	8,532,013	7,868,422
General and administrative - net of recoveries	3,511,101	2,838,040
Interest on bank debt	1,706,790	1,745,195
Depletion and depreciation	13,324,357	13,326,258
	27,074,261	25,777,915
Gain on sale of High Point shares	1,087,049	-
Earnings before income taxes	13,564,740	3,482,713
Income tax expense (note 6)
Current	458,119	676,023
Future	109,865	78,151
	567,984	754,174
Net Earnings for the year	12,996,756	2,728,539
Retained earnings - Beginning of year	23,720,432	20,991,893
Excess of assigned value-repurchase of common stock (note 4)	(63,710)	-
Retained earnings - End of Year	36,653,478	23,720,432

     Per share information (note 5)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2003	2002

CASH PROVIDED BY (USED IN):	$	$
OPERATING ACTIVITIES
Net earnings for the year	12,996,756	2,728,539
Items not affecting cash:
Gain on sale of High Point shares	(1,087,049)	-
Future income taxes	109,865	78,151
Depletion and depreciation	13,324,357	13,326,258
Cash flow from operations	25,343,929	16,132,948
Change in non-cash operating working capital	(2,011,437)	2,304,428
	23,332,492	18,437,376
INVESTING ACTIVITIES
Property and equipment additions	(48,844,994)	(26,218,858)
Proceeds on sale of property and equipment	262,253	7,580,069
Proceeds on sale of High Point shares	1,290,652	-
Change in non-cash investing working capital	6,507,189	249,833
	(40,784,900)	(18,388,856)
FINANCING ACTIVITIES
Issue of capital stock - net	4,316,992	5,864,996
Excess of assigned value - normal course issuer bid	(77,750)	-
Increase (Decrease) in bank debt	12,901,612	(5,683,107)
	17,140,854	181,889
(Decrease) Increase in cash	(311,554)	230,309
Cash - Beginning of year	313,424	83,115
Cash - End of year	1,870	313,424
Supplemental information
Income tax paid	1,701,860	692,831
Interest paid	1,545,175	1,654,313

Notes to the Consolidated Financial Statements For the years ended December 31,2003 and 2002

1. Accounting policies

The Company is engaged in the exploration for and the production of petroleum and natural gas in Western Canada.

These financial statements are prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies described below:

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Olympia Acquisition Inc.

The consolidated financial statements for 2002 include the accounts of the Company and its wholly owned subsidiaries, Olyco Resources Inc. ("Olyco"), acquired in 1999, Olyco Resources II Inc. ("Olyco II") acquired in 2000 and Bridgetown Energy Corporation ("Bridgetown") and Olympia Acquisition Corporation acquired in 2001. All of these corporations except Olympia Acquisition Corporation were formally amalgamated with Olympia Energy Inc. on January 1, 2003.

Revenue Recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when the title passes to the purchaser.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax is based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes.

Future income taxes are calculated by reference to income tax rates and laws that have been enacted and that will be in effect when the differences are expected to reverse.

The effect of future tax assets and liabilities on a change in income tax rates is recognized in the period in which the change occurs.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with a maturity of three months or less when purchased.

Petroleum and Natural Gas Properties

The Company follows the full-cost method of accounting whereby all, costs related to the acquisition, exploration and development of petroleum and natural gas properties, net of government incentives, are capitalized. Such costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells and related plant and production equipment costs. No carrying costs or corporate costs are capitalized.

Proceeds on disposition of petroleum and natural gas properties are accounted for as a reduction of capitalized costs with no gains or losses recognized unless such disposition results in a change of 20 percent or more in the depletion rate.

Ceiling Test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test").

The ceiling test is computed by comparing the ultimate recoverable amount from future net reserves as determined by independent engineers using proved reserves and period end prices, less future removal and site restoration costs, overhead, financing costs and income taxes to the net carrying costs of petroleum and natural gas properties.

Depletion and Depreciation

Depletion and depreciation of petroleum and natural gas properties are computed using the unit-of-production method where the ratio of current year production to proven reserves before royalties as determined by independent engineers in accordance with National Instrument 51-101, determines the proportion of the depletion base to be expensed.

Unproved properties are excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Gas reserves and production are converted to barrels of crude oil on a heat equivalent basis (6:l).

In determining the depletion base, the Company includes total net capitalized costs plus the future costs to be incurred in developing proven reserves as well as the estimated cost of site restoration and abandonment less salvage values and excludes the cost of undeveloped land.

Depreciation on furniture and fixtures is provided over its useful lives using the declining balance method at an annual rate of 25 percent.

Joint Ventures

A significant portion of the Company's exploration and production activities are conducted jointly with others and the financial statements reflect only the Company's proportionate interest in such activities.

Flow-Through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liabilities and share capital are adjusted by the estimated cost of the renounced income tax deductions when the related flow-through expenditures are made.

Stock Based Compensation

In 2002, the Company adopted CICA Handbook section 3870 entitled "Stock Based Compensation and Other Stock Based Payments". It did so by disclosing the pro forma impact on net income and earnings per share by using the fair-value method and not to recognise compensation in the accounts for stock option awards after January 1, 2002.

The consideration paid by employees on the exercise of stock options is credited to share capital.

Future Site Restoration and Abandonment Provision

The provision for future removal and site restoration costs, related to petroleum and natural gas operations, is based on estimates made by the Company and is charged against income on a unit-of-production basis as part of depletion expense. The cumulative amount has been recorded as future site restoration and abandonment provision.

Financial Instruments

The Company uses financial instruments and physical delivery commodity contracts from time to time to protect future earnings and cash flows from the potential impact of fluctuating commodity prices and not for speculative purposes. Gains or losses on these contracts are included in revenues at the time the underlying commodity is sold or when the positions are settled.

Measurement Uncertainty

Amounts recorded for depreciation and depletion, the provision for future site restoration and abandonment costs and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves. The Company's reserve estimates are reviewed annually by its independent engineering firm. By their nature, these estimates of reserves and future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Per Share Amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price during the year.

Inventory

Inventory in 2002 comprised surplus equipment for resale and is recorded at the lower of cost or expected net realisable value. During 2003 the majority of these items were either sold or were transferred to petroleum or natural gas properties.

Investment in High Point Resources Inc.

At December 31,2002 the Company owned 812,018 shares which represented 2.1 percent of the outstanding share capital of High Point at that date. This investment is carried at cost. The fair market value at December 31, 2002 was $1,258,629.

During 2003, the Company sold 773,488 of these shares for total gross proceeds of $1,290,651. A gain of $1,087,049 was recorded on the sale based on the average cost of such shares. The Company continues to hold 38,530 shares for resale with a cost of $10,142. The fair market value at December 31, 2003 is $99,407.

2. Property and equipment

	2003	2002
	$	$
Petroleum and natural gas properties and equipment	204,137,269	155,571,717
Furniture, fixtures and other	1,077,573	1,104,170
	205,214,842	156,675,887
Less: Accumulated depletion and depreciation	(59,320,025)	(46,368,708)
	145,894,817	110,307,179

At December 31, 2003 costs of $7,433,673 (2002 - $10,897,514) with respect to unproved properties have been excluded from costs subject to depletion. No overhead charges have been capitalized to petroleum and natural gas properties.

As at December 31, 2003, the total estimated future site restoration costs to be accrued over the remaining life of the Company's proven reserves were estimated to be $4,495,200. Site restoration expense of $329,254 was accrued for the year ended December 31, 2003. Actual site restoration costs incurred in 2003 were $135,801 (2002 - $10,569).

3. Bank Debt

	2003	2002
	$	$
Revolving demand bank loan*	43,170,590	30,268,978

*Bank prime rate plus varying rates from 0% to 1% adjusted quarterly and dependent on the Company's debt to cash flow ratio (or at the bankers' acceptance rate plus stamping fee)

In 2002, the Company implemented the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Abstract EIC #122 for the classification of callable debt on the balance sheet. This required that all of the Company's debt be classified as current debt.

The Company's credit facilities included a revolving demand bank loan facility with a credit limit of $50,000,000 (2002 - $40,000,000) together with a non-revolving acquisition/development demand loan facility of $5,000,000 and a treasury risk facility of $500,000.

The terms of the non-revolving acquisition/development demand loan facility specify an interest rate of bank prime plus three quarters of a percent and that monthly payments must be made over the engineering half life of the reserves being financed. No amounts have been drawn against this facility.

The treasury risk facility is repayable as the related contracts mature, and has a maximum term of forty-eight months. No amounts have been drawn against this facility.

Security for these facilities includes a floating charge debenture in the amount of $75,000,000 issued by the Company and a negative pledge and undertaking to provide a fixed charge on the Company's major producing properties.

As at December 31, 2003 and 2002 the Company was in compliance with all the covenants under its bank credit facilities.

4. Capital stock

Authorized

Unlimited number of Common Shares without nominal or par value

Unlimited number of 6.5 percent Cumulative Non-Voting Preferred Shares

Common Shares: Issued

	2003		2002
	Number of		Number of
	shares	Amount $	shares	Amount $
Balance - December 31	39,174,194	20,250,719	37,406,331	16,575,215
Flow-through shares issued	1,066,666	3,999,998	1,434,363	5,880,888
Normal Course Issuer Bid	(30,000)	(14,040)	-	-
Stock options exercised	700,300	584,996	333,500	351,345
Share issuance costs	-	(167,850)	-	(212,557)
Tax effect of flow-through shares	-	(2,079,762)	-	(2,344,172)
	40,911,160	22,574,061	39,174,194	20,250,719

Stock Options

Pursuant to the terms of the 1996 Incentive Stock Option Plan No. 1 (the "Plan"), the exercise price of each stock option may not be less than the weighted average price of the common shares during the five trading days preceding the date of grant of the option. The stock options may be issued for terms of up to 10 years and may vest over such periods as the Company's board of directors in its discretion may prescribe.

At December 31, 2003, 2,197,700 (2002 1,578,500) options were outstanding of which 603,700 (2002 - 981,500) were fully vested at an average exercise price of $2.12 ($1.10 in 2002).

975,333 (2002 - 44,833) options remained available to be granted pursuant to the Plan. An amendment to the plan that added 2,250,000 stock options to the plan was approved by the shareholders of the Company on May 17, 2003.

A summary of the status of the Company's Stock Option Plan as of December 31,2003 and 2002 and changes during the years ending on those dates is:

	2003		2002
		Weighted-		Weighted-
		average		average
		exercise		exercise
Stock Options	Shares	price	Shares	price
		$		$
Outstanding- Beginning of year	1,578,500	1.42	1,454,500	1.13
Granted	1,345,000	2.86	465,000	2.08
Exercised	(700,300)	0.84	(333,500)	1.05
Forfeited	(25,500)	2.55	(7,500)	1.37
Outstanding - End of year	2,197,700	2.48	1,578,500	1.42

The following table summarises information about stock options outstanding at December 31, 2003:

Range of	Number	Weighted-average	Weighted-average
exercise price	outstanding	remaining life	exercise price
$	December 31, 2003	years	($/share)
1.01-1.50	41,700	1.59	1.37
1.51-2.00	668,000	1.77	1.81
2.01-3.00	1,040,000	3.66	2.65
3.01-3.50	448,000	3.06	3.17
	2,197,700	2.94	2.48

The aggregate fair value of the 1,345,000 (2002 - 465,000) stock options granted during the year was computed to be $1,697,640 (2002 - $521,900) or $1.26 (2002 - $1.12) per stock option granted.

The fair value of stock options was determined using the Black-Scholes Option Pricing Model. Pro forma information regarding net income is required and has been determined as if the Company has accounted for its employee stock options granted after December 31, 2001 using the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Volatility factor of expected market price	.60	.65
Weighted average risk-free interest rate (%)	3.79	4.17
Dividend yield (%)	-	-
Weighted average expected life of options (years)	3.0	4.0

For purposes of pro forma disclosures, the estimated fair value of options awarded after January 1, 2002 was amortized to expense over the options' vesting periods. Had the amortization been booked to the accounts for the year ended December 31, 2003, earnings would have been reduced by $454,785 (2002 - $172,254) and the basic and diluted earnings per share figures would have been reduced by $0.01 and $0.01 (2002 - $0.005 and $0.004) respectively.

Normal course issuer bids

On January 29, 2003 the Company announced that it had initiated a normal course issuer bid that would allow it to purchase for cancellation up to 3,000,000 common shares. This normal course issuer bid expired on January 28, 2004. A total of 30,000 common shares were purchased in 2003 pursuant to this normal course issuer bid.

On February 9, 2004 the Company announced that it had initiated a normal course issuer bid that would allow it to purchase for cancellation up to 3,000,000 common shares. No common shares have been purchased pursuant to this normal course issuer bid.

Purchases made pursuant to the normal course issuer bid were made on the open market and were subject to securities regulations relative to such transactions which require, among other things, that purchased shares be cancelled and returned to treasury.

Flow-through shares

On December 24, 2003, the company issued 1,066,666 flow-through shares at $3.75 per share. The resource expenditure deductions for income tax purposes relative to the exploratory and development activities funded by this issuance were renounced to the investors in 2003. On December 19, 2002, the company issued 1,434,363 flow-through shares at $4.10 per share. The resource expenditure deductions for income tax purposes relative to the exploratory and development activities funded by this issuance were renounced to the investors in 2002.

5. Per share information

	2003	2002
	$	$
Net earnings per share	0.33	0.07
Net earnings per share diluted	0.33	0.07
Weighted-average number of shares	39,358,077	37,967,320
Diluted number of shares	39,904,555	38,753,004

	2003	2002
	$	$
Weighted average common shares outstanding - basic	39,358,077	37,967,320
Effect of in-the-money stock options	1,749,700	1,548,500
Estimated common shares purchased	(1,203,222)	(762,816)
Diluted number of shares outstanding	39,904,555	38,753,004

6. Income taxes

(a) At December 31,2003 the Company has exploration and development expenditures and undepreciated capital costs totalling $50,285,012 (2002 - $34,060,696) which may be carried forward indefinitely to reduce future taxable income. The estimated expenditures are as follows:

$
Cumulative Canadian oil and gas property expense	7,177,446
Cumulative Canadian development expense	15,483,940
Cumulative Canadian exploration expense	3,340,220
Undepreciated capital cost	23,648,879
Other	634,527
50,285,012

(b) The following reconciles the difference between income tax recorded and the expected tax expense obtained by applying the expected tax rate to income before taxes:

	2003	2002
	$	$
Earnings before income taxes	13,564,740	3,482,713
Expected tax at combined federal and provincial statutory rate of	5,526,275	1,471,098
40.74% (2001 - 42.24%)
Crown royalties	2,249,925	1,944,828
Resource allowance	(2,596,540)	(2,094,692)
Alberta Royalty Tax Credit	(203,700)	(193,571)
Tax rate changes on future income taxes	(5,006,035)	(347,100)
Non-taxable portion of capital gain	(221,422)	-
Other	77,498	(158,389)
Large corporations tax	285,983	132,000
Provision for Bridgetown assessment	456,000	-
Tax provision	567,984	754,174

The provision for taxes is comprised of the following:
Large corporations tax	285,983	132,000
Current income tax	172,136	544,023
Future income tax	109,865	78,151
	567,984	754,174

Provision has been made for a proposed reassessment of Bridgetown Energy Corporation tax returns in respect of transactions prior to its acquisition by Olympia Energy Inc. The proposed reassessment will be vigorously defended by the Company and it is premature to speculate on the actual settlement amount.

(c) The following table summarizes the tax effect of temporary differences that give rise to the future income tax liability:

	2003	2002
	$	$
Future income tax liabilities:
Carrying value of capital assets in excess of tax liabilities	33,985,299	31,662,885
Future income tax assets:
Site restoration	507,001	358,615
Share issue costs	237,123	152,570
Other	-	-
	744,124	511,185
Net future income tax liability	33,241,175	31,151,700

7. Financial instruments

The Company's financial instruments recognized on the balance sheets consist of cash, accounts receivable, accounts payable and accrued liabilities and bank debt. The fair value of all financial instruments classified as current assets or current liabilities approximate their carrying amounts due to the short-term maturity of these instruments.

A portion of the Company's accounts receivable are from joint venture partners in the oil and gas industry and are subject to normal industry credit risk. Purchasers of the Company's petroleum and natural gas products are subject to an internal credit review designed to mitigate the risk of non-payment and the carrying value reflects management's assessment of the associated credit risks.

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Periodically, the Company enters into certain contracts to reduce its exposure to such risks.

The Company has a natural gas put option for 4,000 gigajoules (GJs) per day for January through March of 2004 at a strike price of $5.30, a natural gas collared contract for 4,000 GJs per day for February and March 2004 that has a put option price of $5.23 and a call option price of $10.90 and a natural gas collared contract for 6,000 GJs per day for April through October 2004 that has a put option price of $4.50 and a call option price of $6.50.

All of the outstanding contracts are based on the AECO-C monthly price index. Settlement of the contracts at December 31, 2003 would have resulted in a loss of $126,960. No payments have had to be made and no funds have been received to date from the contracts.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
OF OLYMPIA ENERGY INC.

CONSOLIDATED BALANCE SHEETS

Olympia Energy Inc.
(Unaudited)
(in thousands of dollars)

	March 31,	December 31,
	2004	2003
	$	$
		Restated - note 1
ASSETS
Current assets
Cash	2	2
Accounts receivable	10,131	8,715
Investment in High Point Energy Corp.	10	10
Prepaid expenses	574	486
	10,717	9,213
Property and equipment	153,523	146,919
	164,240	156,132
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	17,453	18,004
Derivative financial instruments	538	-
Bank debt	49,194	43,170
	67,185	61,174
Asset retirement obligations	1,834	1,777
Future income taxes	33,797	33,488
	102,816	96,439

SHAREHOLDERS' EQUITY
Capital stock	21,658	22,574
Contributed surplus	1,124	959
Retained earnings	38,642	36,160
	61,424	59,693
	164,240	156,132

Subsequent Event (note 5).
See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Olympia Energy Inc.
 (Unaudited)
(in thousands of dollars, except per share amounts)

For the three months ended March 31,	2004	2003
	$	$
		Restated - note 1
Revenue
Petroleum and natural gas revenue	15,953	14,402
Loss in value of derivative financial instruments	(538)	-
Royalties	(3,257)	(2,652)
Production expenses	(2,653)	(1,935)
	9,505	9,815

Expenses
General and administrative, net of recoveries	801	733
Stock-based compensation cost	164	157
Interest on long-term debt	496	372
Depletion, depreciation and accretion	5,389	2,743
	6,850	4,005

Earnings before income taxes	2,655	5,810
Current income taxes	(795)	(1,473)
Future income taxes	622	(866)
Net earnings for the period	2,482	3,471
Retained earnings - beginning of period	36,160	23,915
Retained earnings - end of period	38,642	27,386

Earnings per share	0.061	0.088
Earnings per share diluted	0.061	0.086
Weighted average number of shares	40,921,506	39,185,018

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Olympia Energy Inc.
(Unaudited)
(in thousands of dollars)

For the three months ended March 31,	2004	2003
	$	$
		Restated - note 1
Cash provided by (used in):
Operating activities
Net earnings for the period	2,482	3,461
Items not affecting cash:
Loss in value of derivative financial instruments	538	-
Stock-based compensation cost	164	174
Future income taxes	(622)	859
Depletion, depreciation and accretion	5,389	2,743
Cash flow from operations	7,951	7,237
Change in non-cash working capital	1,063	(780)
	9,014	6,457

Investing activities
Property and equipment additions	(11,936)	(4,932)
Proceeds on sale of properties	-	29
Change in non-cash working capital	(3,116)	1,261
	(15,052)	(3,642)

Financing activities
Issue of capital stock - net	15	43
Bank indebtedness	6,023	(3,170)
	6,038	(3,127)

Increase/(decrease) in cash	-	(312)
Cash - beginning of period	2	313
Cash - end of period	2	1
Interest paid	470	372

See accompanying notes to unaudited consolidated financial statements

NOTES TO THE CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 and 2003

The unaudited financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. They follow the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2003 except as described in Note 1 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. These unaudited financial statements should be read in conjunction with those statements.

1. Changes in Accounting Policies

(a)     Hedging Relationships

During the quarter the Company adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also, during the quarter, newly amended EIC 128 became effective which requires financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. The only derivative financial instruments used by the Company currently and in the prior year are commodity price contracts. The adoption of this guideline had the effect of reducing pre tax earnings for the first quarter of 2004 by $538,000.

(b)     Full Cost Accounting

During the quarter, the Company also adopted the revised guideline for Full Cost Accounting. The adoption of this guideline did not have a material impact on the Company's financial position or results of operations.

(c)     Stock-Based Compensation

During the quarter, the Company adopted the new accounting policies for stock-based compensation that are embodied in revisions to Section 3870 of the Accounting Handbook issued by the Canadian Institute of Chartered Accountants.

The fair value of stock options granted after January 1, 2002 was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions:

	Three Months	Three Months	Year Ended	Year Ended
	Ended March 31,	Ended	December 31,	December 31,
	2004	March 31, 2003	2003	2002
Volatility factor of expected market
price	-	.64	.60	.65
Weighted average risk-free interest rate
(%)	-	3.55	3.79	4.17
Dividend yield (%)	-	-	-	-
Weighted average expected life of options
(years)	-	3.0	3.0	4.0

Retained earnings as at January 1, 2003 was restated to reflect $281,000 of such compensation expensed in periods prior to that date. Earnings and retained earnings as at December 31, 2003 were restated to reflect $678,000 ($0.02 per share) of such compensation expensed during 2003. Earnings for the first quarter of 2003 were restated to $3,471,000 to reflect $157,000 ($0.004 per share) of such compensation expensed.

(d) Asset Retirement Obligations

During the quarter, the Company adopted the new accounting policies for asset retirement obligations that are embodied in Section 3110 of the Accounting Handbook issued by the Canadian Institute of Chartered Accountants on a retroactive basis.

The consolidated financial statements for prior periods have been restated to reflect the application of such asset retirement obligations.

Retained earnings as at January 1, 2003 was restated and increased to $23,915,000 to reflect an adjustment of $476,000 relating to the implementation of the requirements of Section 3110. In addition, property and equipment was increased by $939,000, the future income tax liability was increased by $252,000, the provision for site restoration of $1,135,000 was eliminated and the asset retirement obligation was set up at $1,346,000. Earnings and retained earnings as at December 31, 2003 were restated to reflect a further adjustment of $11,000 increasing depletion and accretion on asset retirement obligations during 2003. Earnings for the first quarter of 2003 were restated to reflect a reduction of depletion and accretion of $(5,000) ($(0.00) per share) on asset retirement obligations during the first quarter of 2003.

2. Share Capital

Issued and outstanding

Common Shares	March 31, 2004
	Number of Shares	Amounts
Balance, January 1, 2004	40,911,160	22,574,061
Issued upon exercise of stock options		28,485
Share issuance expenses		(8,373)
Tax effect of flow-through shares	-	(935,822)
Balance, end of period	39,398,094	21,658,351
Weighted average number of shares - basic	40,921,506
- diluted	40,990,402

Issuer Bids

On February 9, 2004 the Company announced that it would undertake a normal course issuer bid allowing the purchase for cancellation of up to 3,000,000 common shares.

This bid terminates on February 10, 2005.

No shares were purchased in 2004.

		Weighted Average
Stock Options	Shares	Exercise Price
Outstanding beginning of period	2,197,700	2.48
Granted	-	-
Cancelled	(52,000)	2.80
Exercised	(15,500)	1.84
Outstanding end of period	2,130,200	2.47

The following table summarizes information about stock options outstanding at March 31, 2004:

		Weighted
		Average
		Remaining	Weighted	Number	Weighted
	Options	Contractual	Average	Exercisable	Average Exercise
Grant Price	Outstanding	Life	Price	(Vested)	Price (Vested)
$1.01 - $2.00	694,200	1.504	$1.7852	608,700	$1.7733
$2.01 - $2.83	1,000,000	3.403	$2.6473	95,000	$2.3236
$2.84 - $3.17	436,000	2.811	$3.17	179,200	$3.17
Totals	2,130,200	2.663	$2.4734	882,900	$2.116

That information has been determined as if the Company has accounted for its employee stock options granted beginning January 1, 2002 using the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions:

	2003 Grants	2002 Grants
Volatility factor of expected market price	.60	.65
Weighted average risk-free interest rate (%)	3.35	3.97
Dividend yield (%)	-	-
Weighted average expected life of options (years)	3.0	4.0

The following table reconciles the common shares used in calculating net earnings per common share:

	Three months ended March 31,
	2004	2003
Weighted average common shares outstanding - basic	40,921,506	39,185,018
Effect of dilutive stock options	68,896	701,000
Weighted average common shares outstanding - diluted	40,990,402	39,886,729

3. Commodity Price Risk Management Program

The nature of the Company's operations results in exposure to fluctuating commodity prices. The Company may enter into certain contracts to reduce its exposure to such risks from time to time to support planned capital expenditures.

The following financial instruments were in place at March 31, 2004:

	Notional
Natural Gas	Volumes
Contracts	GJ/Day	Physical/Financial	Term	Price $/GJ
AECO Collar	6,000	Financial	April 2004 / October 2004	4.50 - 6.50

4. Contingencies

There have been no material changes in the existence, likelihood or amount of contingencies from the preceding annual financial statements.

5. Subsequent Event

On April 6, 2004, the Company announced that it had reached an agreement, subject to shareholder and regulatory approval, to enter into a plan of arrangement with Provident Energy Trust. Under such arrangement, Provident Energy Trust will acquire all of the shares of the Company at an exchange rate of 0.345 Provident Energy Trust unit plus 0.1 share in a new exploration company to be formed for each Company share tendered. Shareholders are expected to approve the transaction at their annual and special general meeting that will take place on May 27, 2004. Closing is expected to follow shortly thereafter.

SCHEDULE E

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
OF VIRACOCHA ENERGY INC.

AUDITORS' REPORT

To the Directors of Viracocha Energy Inc.

We have audited the consolidated balance sheets of Viracocha Energy Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants
Calgary, Alberta

April 27, 2004

Viracocha Energy Inc.
Consolidated Balance Sheets

As at December 31,	2003	2002
	$	$

Assets
Current assets:
Accounts receivable	6,163,527	4,415,908
Prepaid expenses and other	869,483	843,832
	7,033,010	5,259,740

Oil and natural gas properties and equipment (note 5)	119,912,678	40,614,567

Goodwill	6,483,578	-
	133,429,266	45,874,307

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	15,402,504	4,900,922
Capital tax payable	207,953	41,518
Revolving credit facility (note 6)	42,504,822	2,019,362
	58,115,279	6,961,802
Long-term debt (note 7)	2,968,189	3,436,233

Capital lease obligation (note 8)	93,688	-

Deferred lease obligation (note 13)	131,124	297,039

Future income taxes (note 9)	13,451,435	4,907,814

Provision for future site restoration costs	2,290,985	855,761

Shareholders' equity:
Share capital (note 10)	52,242,797	32,579,258
Contributed surplus (note 10)	181,850	-
Retained earnings (deficit)	3,953,919	(3,163,600)
	56,378,566	29,415,658
	133,429,266	45,874,307

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

Director, "signed" Rob Zakresky	Director, "signed" Rob Jepson

Viracocha Energy Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)

Year ended December 31,	2003	2002
	$	$

Revenue:
Oil and natural gas, net of royalties	38,080,483	10,979,703

Expenses:
Production	9,872,353	3,017,368
General and administrative (Note 2)	2,089,791	1,985,194
Interest on indebtedness	1,432,119	345,912
Depletion, depreciation and amortization	15,376,734	4,112,278
Amortization of convertible debenture	106,956	394,390
	28,877,953	9,855,142

Gain on equity investment	-	135,306
Earnings before taxes	9,202,530	1,259,867

Taxes (note 9):
Capital taxes	344,123	93,325
Future income taxes	1,740,888	536,326
	2,085,011	629,651

Net earnings	7,117,519	630,216
Deficit, beginning of year	(3,163,600)	(3,793,816)

Retained earnings (deficit), end of year	3,953,919	(3,163,600)

Net earnings per share:
Basic	0.17	0.03
Diluted	0.15	0.03

See accompanying notes to the consolidated financial statements

Viracocha Energy Inc.
Consolidated Statements of Cash Flows

Year ended December 31,	2003	2002
	$	$
Cash provided by (used in):

Operating:
Net earnings	7,117,519	630,216
Items not affecting cash:
Depletion, depreciation and amortization	15,376,734	4,112,278
Amortization of convertible debenture	106,956	394,390
Stock-based compensation	181,850	-
Gain on equity investment	-	(135,306)
Loss (gain) on sale of equipment	(6,397)	12,491
Future income taxes	1,740,888	536,326
Cash flow from operations	24,517,550	5,550,395
Net change in non-cash operating working capital	1,136,685	(226,400)
	25,654,235	5,323,995

Financing:
Increase in revolving credit facility	40,485,460	464,673
Decrease in deferred lease obligation	(165,915)	-
Decrease in capital lease obligation	(20,177)	-
Issuance of share capital	12,004,997	11,800,000
Share issue costs	(838,106)	(988,293)
	51,466,259	11,276,380

Investments:
Corporate acquisition (Note 3)	(15,076,376)	(11,784,335)
Purchase and development of oil and natural gas properties and equipment	(72,152,099)	(5,998,755)
Sale of oil and natural gas properties and equipment	1,936,730	889,000
Sale of investments	-	66,098
Site restoration costs incurred	(48,704)	(11,931)
Change in non-cash investing working capital	8,219,955	239,548
	(77,120,494)	(16,600,375)

Change in cash	-	-
Cash, beginning of year	-	-

Cash, end of year	-	-

Interest paid	1,432,119	341,984
Taxes paid	192,109	110,016

See accompanying notes to the consolidated financial statements

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

Viracocha Energy Inc. (the "Company") is incorporated under the Business Corporations Act (Alberta). The Company commenced trading on the Toronto Stock Exchange on October 8, 2002. The Company is engaged in the acquisition, development and exploration for and production and marketing, of petroleum and natural gas reserves in Alberta and Saskatchewan.

1.    SIGNIFICANT ACCOUNTING POLICIES

a)       Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

b)      Oil and natural gas properties and equipment

The Company follows the full cost method of accounting whereby all costs related to the acquisition of, exploring for and developing oil and natural gas reserves are capitalized and charged against earnings as set out below. Such costs include land acquisition costs, geological and geophysical expenses, production equipment, carrying charges of non-producing properties, costs of drilling both productive and nonproductive wells and overhead charges directly related to acquisition, exploration and development activities.

These costs, together with the estimated future costs to be incurred in developing proved reserves, are depleted or depreciated using the unit-of-production method based on the proved reserves before royalties as estimated by independent petroleum engineers. Oil and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content of six thousand cubic feet of natural gas to one barrel of oil. The costs of undeveloped properties are excluded from the costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

The capitalized costs less accumulated depletion and depreciation and the provisions for future income taxes and site restoration costs are limited to an amount equal to the estimated undiscounted future net revenue from proved reserves, based on year-end prices plus the cost (net of impairments) of unproved properties less estimated future capital costs, future site restoration, general and administrative, financing and income tax costs.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would result in a change in the depletion rate of 20% or more.

c)      Other equipment

Other equipment is depreciated using the straight-line method over the estimated useful life of three years.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

d)      Goodwill

Goodwill, which represents the excess of purchase price over the fair value of net assets received in an acquisition, is tested for impairment on an annual basis in the fourth quarter. A goodwill impairment loss would be recognized when the carrying amount of goodwill exceeds its fair value. Should the test result in an impairment, it will be charged to income in the period of the impairment.

e)      Provision for future site restoration costs

The estimated costs for future site restoration are provided for using the unit-of-production method. Estimated costs are based on engineering estimates in accordance with regulations in effect at year-end. The annual charge is included in depletion, depreciation and amortization expense and actual site restoration expenditures are charged to the accumulated provision account as incurred.

f)       Use of estimates

The amounts recorded for depletion and depreciation of capital assets and the provision for future site restoration are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

g)      Joint venture accounting

Portions of the Company's oil and natural gas activities are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

h)      Revenue recognition

Oil and natural gas revenues are recognized when title and risks pass to the purchaser.

i)       Convertible debentures

Convertible debentures are recorded as the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity. The difference between the recorded amount and the face value of the convertible debentures is charged to income and included in annual accretion of discount of convertible debentures on an effective yield basis.

j)       Income taxes

The Company follows the liability method of accounting for future income taxes, whereby temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

k)      Stock-based compensation

The Company has a stock-based compensation plan, which is described in note 10(f). The Company applies the fair value method for valuing stock options granted to employees and directors. Under this method, compensation cost attributable to stock options granted to employees and directors is measured at

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

l)      Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability is increased by the estimated tax cost of these renounced expenditures.

m)     Hedging activities

The Company uses forward physical contracts to hedge exposure to commodity prices. Gains and losses on oil and natural gas transactions are reported as adjustments to oil and natural gas revenue when the related production is delivered and sold.

n)     Per share information

Per share information is computed using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the treasury stock method for options and warrants and the "if-converted" method for convertible debentures. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the year. The "if-converted" method assumes that the convertible debentures had been converted into common shares at the exercise price. Any interest or amortization of the discount on the convertible debenture is added back to net earnings (loss) for purposes of per share calculations. No adjustment to diluted earnings per share is made if the result of these calculations is anti-dilutive.

2.     CHANGE IN ACCOUNTING POLICY

Effective January 1, 2003, the Company elected to prospectively adopt new transitional provisions to the Canadian accounting standards on stock-based compensation which requires the use of the fair value method for valuing stock option grants. Under this method, compensation cost attributable to stock options granted to employees and directors is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. Pursuant to the transition rules, the expense recognized applies to stock options granted on or after January 1, 2003. As a result of adopting this amended standard, net earnings for the year ended December 31, 2003 decreased by $181,850 and contributed surplus increased by an equal amount. See Note 10 for additional information regarding the nature of the plan and the associated compensation expense. The Company has disclosed pro forma results for stock options granted in 2002.

3.     CORPORATE ACQUISITIONS

a)     On January 3, 2003, the Company acquired all of the issued and outstanding shares of C&D Oil & Gas Ltd. ("C&D"), a private company involved in the exploration, development and production of oil and natural gas in Western Canada for a total purchase price of $22,721,629. The acquired company's properties are located within the Company's Central Alberta core area. The acquisition has been accounted for by the purchase method of accounting as follows:

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

Consideration of acquisition	Amount ($)
Cash	15,000,000
Issuance of 5,500,000 Class A common shares	7,425,000
Issuance of 500,000 share purchase warrants	178,000
Purchase price adjustment	64,023
Transaction costs	54,606
22,721,629

Net assets acquired	Amount ($)
Cash	42,253
Working capital	502,179
Capital assets	22,815,000
Goodwill	6,483,578
Future income taxes	(7,121,381)
22,721,629

The net cash consideration for the acquisition was $15,076,376 comprised of the original $15,000,000 cash, purchase price adjustments of $64,023 and transaction costs of $54,606 less a $42,253 cash balance acquired from C&D.

b)     On July 16, 2002, the Company acquired all of the issued and outstanding shares of Rozsa Petroleum Ltd. ("Rozsa"), a private company involved in the exploration, development and production of oil and natural gas in Western Canada for a total purchase price of $28,876,950. The acquisition resulted in the Company establishing a strategic core area to further develop and build upon. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration of acquisition	Amount ($)
Cash	15,138,000
Issuance of 9,900,000 Class A common shares (note 10(b))	13,365,000
Adjustment under GAAP for shares issued (note 10(b))	(3,465,000)
Purchase price adjustment 88,950 Class A common shares (note 10(b))	120,083
Adjustment under GAAP for shares to be issued (note 10(b))	(31,133)
Issuance of $3,000,000 convertible debenture (note 7)	3,000,000
Issuance of 3,000,000 share purchase warrants (note 10(b))	750,000
28,876,950

Net assets acquired	Amount ($)
Cash	3,353,665
Working capital	734,539
Capital assets	28,658,166
Future income taxes	(2,900,760)
Deferred rent obligation (note 13)	(369,447)
Future site restoration costs	(599,213)
28,876,950

The Company acquired a cash balance of $3,353,665 with the acquisition of Rozsa. The net cash consideration for the acquisition was $11,784,335. Concurrent with the acquisition, the Company has reduced the valuation allowance recorded against the realization of future income taxes in the amount of $1,171,801. This has been reflected in the net assets acquired as a reduction in the recorded amounts for capital assets and future income taxes.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

4.     INVESTMENTS

During the year ended December 31, 2002, the Company sold its 31% interest in Innovative Production Technologies Ltd. ("IPTL"). The total consideration of $926,098 was comprised of cash of $66,098 and 600,000 common shares of the Company. Of the total investment sold, 64% was sold to a former officer of the Company, 24% was sold to a consultant to the Company and the remaining 12% was sold to arm's length parties.

5.    OIL AND NATURAL GAS PROPERTIES AND EQUIPMENT

		Accumulated
		Depletion and
	Cost	Depreciation	Net Book Value
2003	$	$	$
Oil and natural gas properties	141,062,516	21,799,958	119,262,558
Other equipment	911,490	261,370	650,120
	141,974,006	22,061,328	119,912,678

		Accumulated
		Depletion and
	Cost	Depreciation	Net Book Value
2002	$	$	$
Oil and natural gas properties	48,133,282	8,040,943	40,092,339
Other equipment	634,078	111,850	522,228
	48,767,360	8,152,793	40,614,567

As at December 31, 2003, the cost of oil and natural gas properties includes $11,433,611 (2002 - $7,191,732) relating to properties from which there is no production and which have been excluded from costs subject to depletion and depreciation. During the year ended December 31, 2003 the provision for depletion, depreciation and amortization includes $1,483,928 (2002 - $220,861) for future site restoration. During the year ended December 31, 2003, the Company capitalized $731,335 (2002 - $54,892) of general and administrative costs.

As at December 31, 2003, the estimated future site restoration costs are $12,268,000 (2002 - $4,336,500).

6.    REVOLVING CREDIT FACILITY

The Company has a revolving operating demand loan credit facility available up to $46.0 million bearing interest at prime plus a premium ranging between 0% and 1.25% based on the Company's debt to cash flow ratio with a Canadian bank. The credit facility also includes a $4.0 million non-revolving development demand loan bearing interest at prime plus 0.75%. The credit facility is secured by a $75 million fixed and floating charge debenture on the assets of the Company.

7.    LONG-TERM DEBT

The convertible debentures with a principal sum aggregating $575,000 bear interest at the rate of 8.0% per annum, calculated monthly, are repayable in full on November 9, 2004, and are unsecured. After eighteen months from the issue date the debentures are callable, under certain conditions at the option of the Company, together with interest accrued on such principal. In addition, the debentures are convertible, at the option of the

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

holder, at a conversion price of $1.48 per share at anytime prior to the close of business on November 9, 2004. In conjunction with the convertible debentures, 287,500 warrants were issued (note 10(d)).

During the year ended December 31, 2003 the Company issued 388,511 common shares at a price of $1.48 per share to certain officers and a director of the Company upon the conversion of the $575,000 principal value convertible debentures.

The convertible debentures with a principal sum aggregating $3,000,000 bear interest at the rate of 7.5% per annum, calculated quarterly, are repayable in full on July 15, 2005, and are unsecured. The debentures are callable, under certain conditions at any time subsequent to July 16, 2004, at the option of the Company, together with interest accrued on such principal. In addition, the debentures are convertible, at the option of the holder, at a conversion price of $1.10 per share at anytime prior to the close of business on July 15, 2005.

The principal amount has been allocated between debt and equity components as follows:

	2003	2002
	$	$
8.0% Convertible debenture	-	575,000
7.5% Convertible debenture	3,000,000	3,000,000
Less equity component	(533,157)	(533,157)
Add: accretion of discount on conversion feature	501,346	394,390
	2,968,189	3,436,233

8.     CAPITAL LEASE OBLIGATION

Leases related to automobiles, having an initial cost of $154,151 have been classified as capital leases and are included in capital assets. The capital lease obligations reflect the present value of future minimum payments under these leases, discounted at the interest rates implicit in the leases. The interest rates implicit in these leases range from 7.7% to 8.3% with a weighted average rate of 8.0%. At December 31, 2003, the future minimum lease payments under capital leases were:

2003
$
2004	49,509
2005	47,636
2006	45,925
2007	8,750
Total minimum lease payments	151,820
Less: Amount representing interest	17,846
Present value of minimum lease payments	133,974
Less: Current portion included in accounts payable and accrued liabilities	40,286
93,688

9.     TAXES

a)     The provision for income taxes on the statement of operations and retained earnings (deficit) differs from the amount that would be computed by applying the expected tax rates to net earnings before income taxes. The reasons for the difference between such expected income tax expense and the amount recorded are as follows:

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

	2003	2002
Income tax rate	40.62%	42.12%
	$	$
Expected income tax expense (recovery)	3,738,068	530,656
Increase (decrease) in income taxes resulting from:
Non-deductible crown charges	2,528,173	932,278
Alberta Royalty Tax Credit	(187,880)	(102,632)
Resource allowance	(2,538,637)	(768,515)
Attributed Canadian Royalty Income	-	(70,468)
Capital taxes	344,123	93,325
Reduction of tax rates	(1,953,507)	76,821
Other	154,671	(61,814)
	2,085,011	629,651

b) The components of the net future income tax liability at December 31 are as follows:

	2003	2002
	$	$
Future income tax liabilities:
Capital assets	15,060,460	5,914,295
Future income tax assets:
Future site restoration costs	(793,139)	(270,335)
Share issue costs	(538,078)	(444,916)
Deferred rent obligation	(47,768)	(125,113)
Capital lease obligation	(47,400)	-
Long-term debt	(182,640)	(166,117)

Net future income tax liability	13,451,435	4,907,814

10. SHARE CAPITAL

a)     Authorized

Unlimited number of Class A Common Shares
Unlimited number of Class B Common Shares
Unlimited number of Preferred Shares

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

b) Issued and outstanding Class A Common Shares
	December 31, 2003		December 31, 2002
	Number of	Amount	Number of	Amount
	shares	$	shares	$
Balance, beginning of year	34,078,869	31,296,101	15,139,919	12,826,172
Exercise of Special Warrants	-	-	7,000,000	7,000,000
Shares issued for cash	5,581,394	11,999,997	300,000	300,000
Corporate acquisition	5,500,000	7,425,000	9,900,000	13,365,000
Adjustment under GAAP for corporate acquisition
(see following)	-	-	-	(3,465,000)
Purchase price adjustment	-	-	88,950	120,083
Adjustment under GAAP for corporate acquisition
(see following)	-	-	-	(31,133)
Flow-through shares issued for cash	-	-	2,250,000	4,500,000
Future tax effect on flow-through shares	-	-	-	(1,900,000)
Shares cancelled and returned to treasury upon sale
of investment (note 4)	-	-	(600,000)	(860,000)
Exercise of stock options	5,000	5,000	-	-
Conversion of debentures	388,511	575,000	-	-
Share issue costs	-	(838,106)	-	(988,293)
Future tax effect on share issue costs	-	318,648	-	429,272
Balance, end of year	45,553,774	50,781,640	34,078,869	31,296,101
Share purchase warrants for corporate acquisition	-	928,000	-	750,000
Equity portion of convertible debenture	-	533,157	-	533,157
	45,553,774	52,242,797	34,078,869	32,579,258

No Class B common shares or preferred shares have been issued.

As partial consideration for the acquisition of Rozsa on July 16, 2002, the Company issued 9,900,000 common shares at a negotiated value of $1.35 per common share. An additional 88,950 common shares were issued at the negotiated price of $1.35 per common share as consideration for post closing purchase price adjustments. In determining fair value in a business combination (i.e. the acquisition of Rozsa), generally accepted accounting principles look to both the fair value given and the fair value received in recording the transaction. As the Company was a private company at the time of the acquisition, it was necessary, for accounting purposes, to record the share value based on recent issuances of common shares for cash consideration as opposed to the negotiated price noted above. As such, the share capital was reduced to reflect the difference between the negotiated price and other share issuances for cash completed in July 2002.

c)     Special Warrants

On July 10, 2002 the Company closed a Special Warrant financing whereby the Company issued 7,000,000 Special Warrants for $1.00 per Special Warrant for proceeds of $6,621,955, net of share issue costs and related future income tax. The Special Warrants were then converted to Class A common shares upon receipt of final prospectus on September 23, 2002.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

d)     Warrants

		Weighted average
		exercise price
	Number of warrants	$
Balance at December 31, 2002	3,587,500	1.04
Corporate acquisition	500,000	1.35
Balance at December 31, 2003	4,087,500	1.08

In conjunction with the $575,000 principle sum convertible debentures (note 7), 287,500 warrants were issued. Each warrant entitles the holder to acquire one Class A common share of the Company at an exercise price of $1.48 per share. If not exercised, these warrants will expire November 9, 2004.

The 3,000,000 warrants issued in connection with the corporate acquisition of Rozsa are exercisable into one Class A common share of the Company at any time commencing at issuance and ending July 16, 2004 at an exercise price of $1.00 per share.

On July 18, 2002 the Company issued 300,000 warrants to an officer of the Company in conjunction with a private placement of its Class A common shares. Each warrant is exercisable into one Class A common share of the Company at any time commencing at issuance and ending July 15, 2005 at a exercise price of $1.00 per share.

The 500,000 warrants issued in connection with the corporate acquisition of C&D are exercisable into one Class A common share of the Company at any time commencing at issuance and ending December 31, 2004 at an exercise price of $1.35 per share.

e)     Issue of flow-through shares

During the year ended December 31, 2002, the Company issued 2,250,000 common shares on a flow-through basis for cash consideration of $4,500,000. Of these shares, 120,000 were issued to directors and officers of the Company.

f)     Stock options

Subject to shareholder approval, the Company has authorized the issuance of 4,550,000 common shares under a stock option plan enabling certain officers, directors, employees and consultants to purchase common shares. The Company has reserved for issuance 4,434,300 common shares for this purpose. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of the grant. The options vest over a period of 3 years and an option's maximum term is 5 years. As at December 31, 2003, 4,434,300 (2002 - 2,898,000) options have been granted and are outstanding at prices ranging from $0.40 -$2.65 per share with expiry dates ranging from May 31, 2005 to December 3, 2008.

Stock option transactions and the number of share options outstanding are summarized as follows:

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

		Weighted average
	Number of	exercise price
	options	$
Balance, December 31, 2001	740,000	0.79
Options granted	2,258,000	1.28
Options cancelled	(100,000)	1.25
Balance, December 31, 2002	2,898,000	1.15
Options granted	1,541,300	2.40
Options exercised	(5,000)	1.00
Balance, December 31, 2003	4,434,300	1.59
Exercisable at December 31, 2002	445,000	0.79
Exercisable at December 31, 2003	1,467,700	1.10

The range of exercise prices of the Company's stock options outstanding at December 31, 2003 is as follows:

Option Pricing		Outstanding Options		Exercisable Options
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Exercise	Years to	Number	Exercise
exercise prices	outstanding	Price $	Expiry	exercisable	Price $
$0.00 - $0.99	355,000	0.40	1.7	323,300	0.40
$1.00 - $1.99	2,658,000	1.28	3.6	1,042,700	1.21
$2.00 - $2.65	1,421,300	2.46	4.7	101,700	2.25
$0.00 - $2.65	4,434,300	1.59	3.8	1,467,700	1.10

g)     Escrow

At December 31, 2003, there were 2,440,234 common shares held in escrow pursuant to the Escrow Agreement and Toronto Stock Exchange listing requirements. Subsequent to December 31, 2003, all of the remaining shares were released from escrow.

h)     Stock-based compensation

Effective January 1, 2003, the Company adopted the new transitional provisions to the Canadian accounting standards on stock-based compensation, which requires the use of the fair value method for valuing stock options granted to employees and directors. Pursuant to the transition rules, the expense recognized applies to stock options granted in 2003. If the fair value method had been used for options granted in 2002, the Company's net earnings and net earnings per share for the years ended December 31, 2003 and 2002 would approximate the following pro forma amounts:

	2003	2002
	$	$
Compensation costs	562,338	156,118
Net earnings:
As reported	7,117,519	630,216
Pro forma	6,555,181	474,098
Basic net earnings per share:
As reported	0.17	0.03
Pro forma	0.15	0.02
Diluted net earnings per share:
As reported	0.15	0.03
Pro forma	0.14	0.02

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

The fair value of each option granted is estimated on the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions:

	2003	2002
Fair value per option	$1.08	$0.50
Risk-free interest rate	4.0%	4.2%
Expected life	4 years	4 years
Expected volatility	52%	43%
Dividend yield	-	-

i)     Per share information

The weighted average number of shares outstanding and net earnings for the determination of basic and diluted per share amounts are as follows:

	2003	2002
Numerator:
Net earnings	$7,117,519	$630,216
Adjustment for interest expense and amortization related to
convertible debentures, net of income tax effect	231,499	-
Net earnings, adjusted	$7,349,018	$630,216

Denominator:
Weighted-average shares used to calculate basic EPS	42,749,281	23,271,789
Dilutive effect of options, warrants, and convertible
debentures	6,653,684	998,803
Diluted number of shares	49,402,965	24,270,592

11.     RELATED PARTY TRANSACTIONS

a)     During the year ended December 31, 2002, the Company purchased assets and services of approximately $242,000 from IPTL. These transactions were undertaken at the exchange amount.

b)     During the year ended December 31, 2002, the Company purchased assets of $56,000 from an oilfield supply company which is 50% owned by a director of the Company. These transactions were undertaken at the exchange amount.

c)     During the year ended December 31, 2003 the Company issued 388,511 common shares at a price of $1.48 per share to certain officers and a director of the Company upon the conversion of the $575,000 principal value convertible debentures.

d)     During the year ended December 31, 2002, a convertible debenture amounting to $1,000,000 was issued to a director of the Company.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

12.     FINANCIAL INSTRUMENTS

a)     Fair values

The carrying value of accounts receivable, revolving credit facility, capital taxes payable, long-term debt and accounts payable and accrued liabilities approximate their fair value.

b)     Interest rate risk

As at December 31, 2003 the Company was exposed to floating interest rates with respect to its revolving credit facility.

c)     Credit risk

A substantial portion of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The credit risk on receivables is mitigated by selling to a number of purchasers as well as review of customer credit worthiness.

d)     Hedging activities

The Company uses forward physical contracts to hedge exposure to commodity prices. Gains and losses on oil and natural gas transactions are reported as adjustments to oil and natural gas revenue when the related production is delivered and sold. The estimated fair market value at December 31, 2003, had the contracts been settled at that time, would have been a loss of $1.3 million.

At December 31, 2003, the Company held certain physical hedges for a portion of its oil production. Light oil contracts are referenced to the West Texas Intermediate ("WTI") price. The terms of the physical contracts are as follows:

	Volume	WTI
Term	Bbls/d	$US/bbl
Jan 1, 2004 to Dec 31, 2004	500	26.00
an 1, 2004 to Mar 31, 2004	800	29.85

Subsequent to year-end the Company entered into physical hedge contracts as follows:

	Volume	WTI
Term	Bbls/d	$US/bbl
Mar 1, 2004 to Mar 31, 2004	500	34.54
Apr 1, 2004 to Jun 30, 2004	500	31.25
Apr 1, 2004 to Jun 30, 2004	500	32.15
Jul 1, 2004 to Sep 30, 2004	700	31.03

The Company is exposed to foreign currency fluctuations as crude prices received for a portion of its contracts entered into subsequent to year-end are referenced to U.S. dollar denominated prices.

Other than as outlined above, the Company's oil and natural gas production is marketed and sold on the spot market to area aggregators based on daily spot prices that are adjusted for product quality and transportation costs.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2003 and 2002

The Company fixed the price of electricity on 2.5 megawatts per hour ("Mw/h") from January 1, 2004 through December 31, 2005 at a price of $45.875/Mw/h. The estimated market value at December 31, 2003, had the contract been settled at that time, would have been a gain of $291,600.

13.     COMMITMENTS

The Company is committed to payments under various operating leases for office space as follows:

$
2004	407,262
2005	404,553
2006	356,907
2007	253,512
1,422,234

The Company has entered into a sublease agreement commencing September 1, 2002 whereby it is able to recover a portion of the lease commitments over the remaining life of the lease. The above amounts are tabled as net after sublease. The above amounts include the $131,124 (2002 - $297,039) deferred lease obligation relating to commitments on Rozsa office space no longer utilized.

14.     SUBSEQUENT EVENT

On April 6, 2004, Provident Energy Trust (the "Trust"), and the Company entered into an arrangement agreement pursuant to which the Trust agreed to acquire the Company other than certain producing properties and undeveloped acreage in Alberta ("Retained Assets") that are to be distributed to a newly formed corporation, Chamaelo Energy Inc. ("Chamaelo"). Under the terms of the agreement, the Trust will acquire all of the issued and outstanding common shares of the Company in exchange for 0.248 of a Provident unit representing market value of approximately $153.9 million and 0.10 of a Chamaelo share with a carrying value of $13.6 million. Pursuant to the agreement the trust will assume net debt of approximately $40.6 million for a total aggregate value of approximately $208.1 million.

Completion of the proposed transactions under the agreement will result in the issuance of 5.6 million Chamaelo common shares as consideration for the transfer of the Retained Assets. Pursuant to the agreement, 56.8 million fully diluted common shares of Viracocha, including the conversion of all stock options, warrants, and convertible debentures into common shares, will be exchanged for Chamaelo common shares on a one for ten basis. As Chamaelo and Viracocha are deemed to be related parties, the net assets acquired by Chamaelo will be recorded at Viracocha's net book value of approximately $13.6 million. The agreement is subject to shareholder approval on or about May 27, 2004.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
OF VIRACOCHA ENERGY INC.

Viracocha Energy Inc.
Consolidated Balance Sheets

	As at	As at
	March 31	December 31
	2004	2003
	(unaudited)	(audited)
		(restated note2)
	$	$
Assets
Current assets:
Accounts receivable	6,151,938	6,163,527
Prepaid expenses and other	555,781	869,483
	6,707,719	7,033,010
Oil and natural gas properties (note 3)	131,007,966	126,289,451

Goodwill	6,483,578	6,483,578
	144,199,263	139,806,039
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	9,880,311	15,402,504
Capital tax payable	138,115	207,953
Revolving credit facility (note 4)	49,786,087	42,504,822
	59,804,513	58,115,279

Long-term debt	2,976,208	2,968,189

Capital lease obligation	83,674	93,688

Deferred lease obligation	111,675	131,124

Future income taxes	14,336,083	13,837,951

Asset retirement obligation (note 2)	7,763,383	7,551,306

Shareholders' equity:
Share capital (note 6)	52,250,597	52,242,797
Contributed surplus	423,667	181,850
Retained earnings	6,449,463	4,683,855
	59,123,727	57,108,502
Subsequent event (note 10)
	144,199,263	139,806,039
See accompanying notes to the consolidated financial statements

Viracocha Energy Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(unaudited)

	Three months ended
	March 31
	2004	2003
		(restated note 2)
	$	$

Revenue:
Oil and natural gas, net of royalties	12,898,525	9,677,405

Expenses:
Production	3,461,402	1,977,876
General and administrative	688,860	410,623
Interest	624,803	284,864
Depletion, depreciation and accretion	5,778,168	3,048,343
Amortization of convertible debenture	8,019	26,373
	10,561,252	5,748,079

Earnings before taxes	2,337,273	3,929,326

Taxes:
Capital taxes	73,533	34,395
Future income taxes	498,132	1,526,488
	571,665	1,560,883

Net earnings	1,765,608	2,368,443

Retained earnings (deficit), beginning of period as previously stated
	3,953,919	(3,163,600)
Change in accounting policy (note 2)	729,936	361,756
Retained earnings (deficit), beginning of period as restated	4,683,855	(2,801,844)

Retained earnings (deficit), end of period	6,449,463	(433,401)

Net earnings per share:
Basic	0.04	0.06
Diluted	0.03	0.05

See accompanying notes to the consolidated financial statements

Viracocha Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)
	Three months ended
	March 31
	2004	2003
		(restated note 2)
	$	$
Cash provided by (used in):

Operating:
Net earnings	1,765,608	2,368,443
Items not affecting cash:
Depletion, depreciation and accretion	5,778,168	3,048,343
Amortization of convertible debenture	8,019	26,373
Stock-based compensation	241,817	27,078
Future income taxes	498,132	1,526,488
Cash flow from operations	8,291,744	6,996,725
Net change in non-cash operating working capital	(1,342,992)	(155,599)
	6,948,752	6,841,126

Financing:
Increase in revolving credit facility	7,281,265	13,815,951
Decrease in deferred lease obligation	(19,449)	(71,586)
Decrease in capital lease obligation	(10,014)	-
Issuance of share capital	7,800	-
Share issue costs	-	(34,755)
	7,259,602	13,709,610

Investments:
Corporate acquisition	-	(15,076,376)
Purchase and development of oil and natural gas properties	(10,284,606)	(9,129,489)
Sale of oil and natural gas properties	-	2,000,000
Change in non-cash investing working capital	(3,923,748)	1,655,129
	(14,208,354)	(20,550,736)

Change in cash	-	-
Cash, beginning of period	-	-

Cash, end of period	-	-

See accompanying notes to the consolidated financial statements

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Three months ended December 31, 2004 and 2003

Viracocha Energy Inc. (the "Company") is incorporated under the Business Corporations Act (Alberta). The Company commenced trading on the Toronto Stock Exchange on October 8, 2002. The Company is engaged in the acquisition, development and exploration for and production and marketing, of petroleum and natural gas reserves in Alberta and Saskatchewan.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Viracocha Energy Inc. ("Viracocha" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003 except as noted below. The disclosures provided below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's consolidated financial statements for the year ended December 31, 2003.

2. CHANGE IN ACCOUNTING POLICIES

Asset Retirement Obligations - Effective January 1, 2004, the Company adopted the new Canadian accounting standard on asset retirement obligations ("ARO"). The new standard requires the Company to recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. ARO obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying cash flows. The asset retirement cost is capitalized to oil and natural gas properties and equipment and amortized into earnings on a basis consistent with depletion and depreciation. This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes. The effect of the adoption is presented below as increases (decreases):

Balance sheet	December 31, 2003	December 31, 2002
	$	$
Asset retirement costs, included in oil and natural gas properties and
equipment	6,376,773	2,352,634
Asset retirement obligations	7,551,306	2,679,589
Accumulated provision for future site restoration costs	(2,290,985)	(855,761)
Future income taxes	386,516	167,050
Retained earnings	729,936	361,756

	Three months ended	Year ended
Statement of operations	March 31, 2003	December 31, 2003
	$	$
Accretion expense	46,938	187,752
Depletion and depreciation on asset retirement costs	127,059	708,530
Amortization of estimated future site restoration costs	(393,612)	(1,483,928)
Future income taxes	76,030	219,466
Net earnings impact	143,585	368,180
Basic net earnings per share	-	0.01
Diluted earnings per share	-	0.01

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Three months ended December 31, 2004 and 2003

The Company's asset retirement obligations result from net ownership interests in oil and natural gas properties including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows (adjusted for inflation) required to settle its asset retirement obligations is approximately $22.2 million which will be incurred between 2004 to 2024. A credit-adjusted risk-free rate of 7 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Three months ended	Three months ended	Year ended
Asset retirement obligations	March 31, 2004	March 31, 2003	December 31, 2003
	$	$	$

Balance, beginning of period	7,551,306	2,679,589	2,679,589
Liabilities incurred in period	121,106	2,729,731	4,732,669
Liabilities settled in period	-	-	(48,704)
Accretion expense	90,971	46,938	187,752
Balance, end of period	7,763,383	5,456,258	7,551,306

Full Cost Accounting - Effective January 1, 2004, the Company adopted the new Canadian accounting guideline on oil and gas accounting. This guideline impacts the calculation of the ceiling test (impairment test), which requires cost centres be tested for recoverability using undiscounted futures cash flows, which are determined by using forward indexed prices applied to proved reserves. When the carrying amount of a cost centre is not recoverable, the cost centre would be written down to its fair value, which is estimated using accepted present value techniques. Under the previous method, future net revenues for ceiling test purposes were based on proved reserves and undiscounted end of period prices. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the "ceiling". The adoption of the new guideline at January 1, 2004 has resulted in no change to net earnings, oil and natural gas properties and equipment or other reported amounts in the December 31, 2003 financial statements.

Stock-based Compensation - Effective January 1, 2003, the Company elected to prospectively adopt new transitional provisions to the Canadian accounting standards on stock-based compensation which requires the use of the fair value method for valuing stock option grants. Under this method, compensation cost attributable to stock options granted to employees, officers, and directors is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. Pursuant to the transition rules, the expense recognized applies to stock options granted on or after January 1, 2003. As a result of adopting this amended standard, net earnings for the year ended December 31, 2003 decreased by $181,850, which was recorded in the fourth quarter. For comparative purposes, general and administrative expenses have been restated by $27,078 for the period ended March 31, 2003. The Company has disclosed pro forma results for stock options granted in 2002.

3. OIL AND NATURAL GAS PROPERTIES

The Company performed a ceiling test calculation at March 31, 2004 to assess the recoverable value of the petroleum and natural gas properties. The oil and natural gas future prices are based on January 1, 2004 commodity price forecasts of the company's independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at March 31, 2004.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Three months ended December 31, 2004 and 2003

			Edmonton Light
	WTI Oil	Foreign Exchange	Crude Oil	AECO Gas
Year	($US/bbl)	Rate	($Cnd/bbl)	($Cnd/mmbtu)
2004	34.29	0.750	44.75	6.65
2005	29.00	0.750	37.75	5.55
2006	27.00	0.750	35.25	5.20
2007	25.00	0.750	32.50	5.00
2008	25.00	0.750	32.50	5.00
2009	25.00	0.750	32.50	5.00
2010	25.50	0.750	33.00	5.10
2011	25.75	0.750	33.50	5.20
2012	26.25	0.750	34.00	5.25
2013	26.25	0.750	34.50	5.35
2014	27.00	0.750	35.00	5.45
Escalate
Thereafter	1.5% per year		1.5% per year	1.5% per year

4. REVOLVING CREDIT FACILITY

The Company has a revolving operating demand loan credit facility available up to $46.0 million bearing interest at prime plus a premium ranging between 0% and 1.25% based on the Company's debt to cash flow ratio with a Canadian bank. The credit facility also includes a $4.0 million non-revolving development demand loan bearing interest at prime plus 0.75%. The credit facility is secured by a $75 million fixed and floating charge debenture on the assets of the Company.

Subsequent to March 31, 2004, a $3.0 million demand loan bearing interest at prime plus 2.0% was added to the credit facility.

5. TAXES

The provision for future income taxes for the three months ended March 31, 2004 includes a liability reduction of approximately $355,000 related to a substantively enacted 1.0 percent reduction to the Alberta income tax rate.

6. SHARE CAPITAL

At March 31, 2004 the Company had authorized an unlimited number of Class A common shares, an unlimited number of Class B common shares and an unlimited number of preferred shares.

The Company had the following shares outstanding at March 31, 2004:

	Number of
Class A common shares	Shares	Amount ($)
Balance at January 1, 2004	45,553,774	50,781,640
Exercise of stock options	12,000	7,800
Balance at March 31, 2004	45,565,774	50,789,440

Share purchase warrants	-	928,000
Equity portion of convertible debenture	-	533,157

Total share capital	45,565,774	52,250,597

No Class B common shares or preferred shares have been issued.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Three months ended December 31, 2004 and 2003

The Company had the following warrants outstanding at March 31, 2004:

		Weighted
	Number of	Average
Warrants	Warrants	Price ($)
Balance as at January 1, 2004 and March 31, 2004	4,087,500	1.08

The Company had the following stock options outstanding at March 31, 2004:
		Weighted
	Number of	Average
Stock Options	Options	Price ($)
Balance as at January 1, 2004	4,434,300	1.59
Options granted	10,000	2.50
Options exercised	(12,000)	0.65
Options cancelled	(25,000)	2.22
Balance as at March 31, 2004	4,407,300	1.59

Exercisable as at March 31, 2004	1,600,400	1.14

7. STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company adopted the new transitional provisions to the Canadian accounting standards on stock-based compensation, which requires the use of the fair value method for valuing stock options granted to employees, officers, and directors. Pursuant to the transition rules, the expense recognized applies to stock options granted in 2003 and 2004. If the fair value method had been used for options granted in 2002, the Company's net earnings and net earnings per share for the three months ended March 31, 2004 and 2003 would approximate the following pro forma amounts:

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003
	$	$
Compensation costs	62,934	140,584
Net earnings:
As reported	1,765,608	2,368,443
Pro forma	1,702,674	2,227,859
Basic net earnings per share:
As reported	0.04	0.06
Pro forma	0.04	0.06
Diluted net earnings per share:
As reported	0.03	0.05
Pro forma	0.03	0.05

The fair value of each option granted is estimated on the date of grant using the Black - Scholes option pricing model with the following weighted average assumptions:

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Three months ended December 31, 2004 and 2003

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003
Fair value per option	$1.18	$0.75
Risk-free interest rate	3.2%	4.2%
Expected life	4 years	4 years
Expected volatility	58%	42%
Dividend yield	-	-

8. PER SHARE INFORMATION

The weighted average number of shares outstanding and net earnings for the determination of basic and diluted per share amounts are as follows:

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003
Numerator:
Net earnings	$1,765,608	$2,368,443
Adjustment for interest expense and amortization related to
convertible debentures, net of income tax	41,132	53,941
Net earnings, adjusted	$1,806,740	$2,422,384

Denominator:
Weighted-average shares used to calculate basic EPS	45,563,796	39,456,647
Dilutive effect of options, warrants, and convertible debentures	6,919,838	6,112,235
Diluted number of shares	52,483,634	45,568,882

9. PHYSICAL HEDGE CONTRACTS

The Company uses forward physical contracts to hedge exposure to commodity prices. Gains and losses on oil and natural gas transactions are reported as adjustments to oil and natural gas revenue when the related production is delivered and sold. The estimated fair market value at March 31, 2004, had the contracts been settled at that time, would have been a loss of $2.0 million.

At March 31, 2004, the Company held certain physical hedges for a portion of its oil production. Light oil contracts are referenced to the West Texas Intermediate ("WTI") price. The terms of the physical contracts are as follows:

	Volume	WTI
Term	Bbls/d	$US/bbl
Jan 1, 2004 to Dec 31, 2004	500	26.00
Apr 1, 2004 to Jun 30, 2004	500	31.25
Apr 1, 2004 to Jun 30, 2004	500	32.15
Jul 1, 2004 to Sep 30, 2004	700	31.03

The Company is exposed to foreign currency fluctuations as crude prices received for a portion of its contracts entered into subsequent to year-end are referenced to U.S. dollar denominated prices.

Other than as outlined above, the Company's oil and natural gas production is marketed and sold on the spot market to area aggregators based on daily spot prices that are adjusted for product quality and transportation costs.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Three months ended December 31, 2004 and 2003

The Company fixed the price of electricity on 2.5 megawatts per hour ("Mw/h") from January 1, 2004 through December 31, 2005 at a price of $45.875/Mw/h. The estimated market value at March 31, 2004, had the contract been settled at that time, would have been a gain of $231,500.

10. SUBSEQUENT EVENT

On April 6, 2004, Provident Energy Trust (the "Trust"), and the Company entered into an arrangement agreement pursuant to which the Trust agreed to acquire the Company other than certain producing properties and undeveloped acreage in Alberta that are to be distributed to a newly formed corporation, Chamaelo Energy Inc. ("Chamaelo"). Under the terms of the agreement, each Viracocha shareholder will receive 0.248 of a Trust unit and 0.10 of a Chamaelo share in exchange for each Viracocha share held. The total aggregate transaction value is approximately $208 million comprised of the following:

(i) Trust units - $153 million based on the 30 day weighted average trading price at the date of the proposed agreement.
(ii) Chamaelo shares - $14 million based on the estimated net asset value.
(iii) Debt assumed by Trust - $41 million estimated net debt and working capital after dilution.

Completion of the proposed transactions under the agreement will result in the issuance of 5.7 million Chamaelo common shares as consideration for the transfer of the properties to Chamaelo. Pursuant to the agreement, 56.8 million fully diluted common shares of Viracocha, including the conversion of all stock options, warrants, and convertible debentures into common shares, will be exchanged for Chamaelo common shares on a one for ten basis. As Chamaelo and Viracocha are deemed to be related parties, the net assets acquired by Chamaelo will be recorded at Viracocha's net book value of approximately $13.6 million. The agreement is subject to shareholder approval on or about May 27, 2004.

Viracocha Energy Inc.
Notes to the Consolidated Financial Statements
Three months ended December 31, 2004 and 2003

SCHEDULE F

FINANCIAL STATEMENTS OF
BREITBURN ENERGY COMPANY LLC

(in U.S. dollars except where otherwise indicated)

BreitBurn Energy Company LLC
and Subsidiaries
Report on Audited Consolidated Financial Statements
For the Years Ended December 31, 2003 and 2002

Report of Independent Auditors

To the Board of Directors and Members of
BreitBurn Energy Company LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, members' equity and cash flows present fairly, in all material respects, the financial position of BreitBurn Energy Company LLC and subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has significant debt obligations and mandatorily redeemable preferred shares maturing in 2004 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in connection with the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, in 2003.

Comments by U.S. Auditors for Canadian Readers on U.S. - Canada Reporting Difference

Generally accepted auditing standards ("GAAS") in the United States expressly permit the reference in the auditor's report to the entity's ability to continue as a going concern. Additionally, GAAS in the United States expressly requires the reference to a change in accounting policies where the impact on the financial statements is significant. Canadian GAAS does not permit such references. Such reference in a U.S. audit report is not to be construed as a qualification or a reservation of the opinion, but rather an emphasis of certain matters disclosed within the financial statements. Other than this reporting difference, the form and content of the U.S. GAAS audit report is substantially the same as a Canadian GAAS audit report.

In addition, auditing standards generally accepted in the United States are substantially equivalent to Canadian GAAS.

(Signed) PricewaterhouseCoopers LLP
Los Angeles, California
March 26, 2004

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Balance Sheets
December 31, 2003 and 2002
	2003	2002
Assets
Current assets
Cash and cash equivalents	$714,570	$323,205
Accounts receivable
Trade, net of allowance for doubtful accounts of $42,054 and $49,097
as of December 31, 2003 and 2002, respectively	5,012,823	5,297,543
Other receivable	634,082	95,464
Prepaid expenses	653,984	781,607
Hedge asset	-	5,586
Deposits and other	166,030	176,030

Total current assets	7,181,489	6,679,435

Property, plant and equipment, net	96,845,940	110,554,876

Other assets
Abandonment bonds	100,000	75,075
Debt issuance costs, net of accumulated amortization of $910,088 and $642,032
as of December 31, 2003 and 2002, respectively	103,530	357,406
Investment in affiliates	581,691	309,036
Notes receivable - related parties	500,000	500,000
Hedge asset	-	26,227
Other long-term assets	40,849	40,849

	1,326,070	1,308,593

Total assets	$105,353,499	$118,542,904

Liabilities and Members' Equity
Current liabilities
Accounts payable and accrued liabilities	$7,793,309	$9,376,675
Hedge liability	6,180,066	3,798,213
Derivative settlements payable	862,653	473,800
Liability due to disposal of non-operating interest	2,000,000	500,000
Senior subordinated debt due to member	1,500,000	-
Current portion of long-term debt	37,400,000	-

Total current liabilities	55,736,028	14,148,688

Long-term debt	-	62,400,000
Senior subordinated long-term debt due to member	-	1,500,000
Abandonment liability	708,764	2,303,591
Hedge liability	3,120,805	879,586
Liability due to disposal of non-operating interest	1,500,000	3,500,000
Other long-term liability	1,130,000	1,270,000

Total liabilities	62,195,597	86,001,865

Commitments and contingencies (Note 8)

Redeemable preferred shares (no par; 4,100,000 shares authorized;
3,646,519 shares issued and outstanding)	37,784,991	34,924,655

Members' equity: (Class A: no par; 12,169,318 shares authorized, issued and outstanding; Class B: no par; 959,625 (2003) and 1,000,000 (2002) shares authorized,
918,750 (2003)
and 867,125 (2002); shares issued and outstanding)	14,673,782	2,262,370
Accumulated other comprehensive loss	(9,300,871)	(4,645,986)

Total members' equity	5,372,911	(2,383,616)

Total liabilities and members' equity	$105,353,499	$118,542,904

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2003 and 2002
	2003	2002
Revenues
Oil and gas sales, net of hedging loss of $7,289,915 and $2,961,363
for the years ended December 31, 2003 and 2002, respectively	$ 30,460,589	$ 35,166,396
Gain on sale of assets	10,824,108	2,266,005
Equity earnings in affiliate	233,429	99,197
Operating fees	662,778	470,621

	42,180,904	38,002,219

Operating costs and expenses
Gas and NGL purchases	94,758	163,297
Lease operating expenses	14,412,728	14,610,378
Production and property taxes	1,178,187	1,468,702
Depletion, depreciation and amortization of proved oil and
gas properties	3,413,708	4,359,333
Exploration and acquisition expense	18,753	226,298
General and administrative expenses	4,170,969	3,302,382

	23,289,103	24,130,390

Operating income	18,891,801	13,871,829

Other (income) expense
Interest expense	2,693,070	3,208,831
Interest income	(48,051)	(22,075)
Amortization of debt issuance costs	268,056	268,055
Depreciation of non-oil and gas assets	204,238	163,903
Gain on sale of financial instruments	-	(626,621)
Gain on change in fair value of derivative instruments	-	(926,153)
Other expense	375,900	523,139
Other income	(60,341)	(108,143)

	3,432,872	2,480,936

Income from continuing operations	15,458,929	11,390,893

Discontinued operations
Loss from operations of Beta interest	-	(405,799)
Loss on disposal of Beta interest	-	(6,203,041)

Loss from discontinued operations	-	(6,608,840)

Cumulative effect of accounting change	1,653,303	-

Net income	$ 17,112,232	$ 4,782,053

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2003 and 2002
	2003	2002

Net income	$ 17,112,232	$ 4,782,053

Change in fair value of derivative instruments	(4,654,885)	(8,432,473)

Comprehensive income (loss)	$ 12,457,347	$ (3,650,420)

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Statements of Members' Equity
For the Years Ended December 31, 2003 and 2002
					Accumulated
					Other
	Class A.		Class B.		Comprehensive
	Shares	Amount	Shares	Amount	Loss	Total

Balance at December 31, 2001	11,834,620	$ 1,764,288	749,625	$ -	$ 3,786,487	$ 5,550,775

Issuance of Class B common shares			117,500			-
Net income		4,509,613		272,440		4,782,053
Redeemable preferred stock accretion		(598,092)		(39,360)		(637,452)
Redeemable preferred cash dividend		(3,413,439)		(233,080)		(3,646,519)
Change in fair value of derivative instruments					(8,432,473)	(8,432,473)

Balance at December 31, 2002	11,834,620	2,262,370	867,125	-	(4,645,986)	(2,383,616)

Issuance of Class A common shares	334,698					-
Issuance of Class B common shares			92,000			-
Purchase of Class B common shares			(40,375)	(17,226)		(17,226)
Net income		16,124,490		987,742		17,112,232
Redeemable preferred stock accretion		(593,183)		(44,269)		(637,452)
Redeemable preferred stock cash dividend		(1,698,787)		(124,472)		(1,823,259)
Accrued preferred stock dividend		(2,065,386)		(157,497)		(2,222,883)
Change in fair value of derivative instruments					(4,654,885)	(4,654,885)

Balance at December 31, 2003	12,169,318	$14,029,504	918,750	$ 644,278	$ (9,300,871)	$ 5,372,911

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002
	2003	2002
Cash flows from operating activities
Net income	$17,112,232	$4,782,053
Adjustments to reconcile net income to net cash provided by
operating activities
Cumulative effect of SFAS No. 143 adoption	(1,653,303)	-
Depletion, depreciation and amortization	3,617,946	4,523,236
Amortization of debt issuance costs	268,056	268,055
Equity earnings in affiliate	(233,429)	(99,197)
Distributions received from affiliates	314,103	91,810
(Gain) loss on sales of assets	(10,824,108)	3,310,415
Changes in working capital
(Increase) decrease in accounts receivable	(253,899)	390,964
(Increase) decrease in prepaid expenses, deposits and other	112,698	(1,106,962)
Decrease in accounts payable and accrued liabilities	(1,834,512)	(1,955,254)

Net cash provided by operating activities	6,625,784	10,205,120

Cash flows from investing activities
Expenditures for oil and gas properties	(12,791,833)	(20,618,723)
Expenditures for land	(16,870)	(2,190,780)
Disposal of Beta nonoperating interest	-	(5,000,000)
Expenditures for other non-oil and gas assets	-	(115,090)
Proceeds from sales of assets	34,533,518	7,760,000
Proceeds from sales of financial instruments	-	903,507
Closing cost	(731,670)	-
Contributions made to affiliate	(353,329)	-
Additions to non-oil and gas assets	(19,571)	-

Net cash provided by (used in) investing activities	20,620,245	(19,261,086)

Cash flows from financing activities
Proceeds from long-term debt	56,500,000	64,000,000
Payments on long-term debt	(81,500,000)	(51,800,000)
Purchase of Class B common shares	(17,226)	-
Cash preferred stock dividends	(1,823,259)	(3,646,519)
Debt issuance costs	(14,179)	-

Net cash (used in) provided by financing activities	(26,854,664)	8,553,481

Net increase (decrease) in cash and cash equivalents	391,365	(502,485)

Cash and cash equivalents
Beginning of year	323,205	825,690

End of year	$714,570	$323,205

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

1.          Organization and Description of Operations

BreitBurn Energy Company LLC (the "Company"), organized under the State of California Beverly-Killea Limited Liability Company Act, was formed on March 5, 1997, and will expire on or before March 5, 2027. The Company is engaged in the acquisition, exploration, development and production of oil and gas properties, in the States of California, Texas and Wyoming. For the years ended December 31, 2003 and 2002, 98% and 97% of the Company's revenues were derived from its California properties, respectively.

On March 26, 2003, the Company formed BreitBurn Energy Partners I, L.P. (the "Partnership"), a Texas limited partnership, which will expire on or before April 1, 2023. Operations of the Partnership began on May 5, 2003. BEP (GP) I, LP, a wholly owned subsidiary of the Company, is a 1% general partner in the Partnership. TIFD III-X, LLC, a subsidiary of GE Capital, is the limited partner with a 99% partnership interest. The Partnership is engaged in the acquisition, exploration, development and production of oil and gas properties.

2.          Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in affiliated companies with a 20% or greater ownership interest, and in which the Company does not have control, are accounted for on the equity basis. Investments in affiliated companies with less than a 20% ownership interest, and in which the Company does not have control, are accounted for at cost. The effects of all intercompany transactions have been eliminated.

Revenue Recognition

Oil and gas revenue is recognized when title passes to the customer.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less.

Oil and Gas Properties

The Company follows the successful efforts method of accounting. Lease acquisition and development costs (tangible and intangible) incurred, including internal acquisition costs, relating to proved oil and gas properties are capitalized. Delay and surface rentals are charged to expense as incurred. Dry hole costs incurred on exploratory wells are expensed. Dry hole costs associated with developing proved fields are capitalized. Geological and geophysical costs related to exploratory operations are expensed as incurred.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

2.          Significant Accounting Policies (Continued)

Oil and Gas Properties (Continued)

Upon sale or retirement of proved properties, the cost thereof and the accumulated depletion, depreciation and amortization are removed from the accounts and any gain or loss is recognized in the statements of operations and comprehensive income. Maintenance and repairs are charged to operating expenses. Depletion, depreciation and amortization of proved oil and gas properties, net of any anticipated proceeds from equipment salvage and sale of surface rights, as well as the estimated cost of future abandonment and restoration of well sites and associated facilities, are computed on a property-by-property basis and recognized using the units-of-production method.

The Company's policy is to capitalize interest on significant drilling projects based on its incremental borrowing rate.

Buildings and Non-Oil and Gas Assets

Buildings and non-oil and gas assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which range from 3 to 30 years.

Debt Issuance Costs

The costs incurred to obtain financing have been capitalized. Debt issuance costs are amortized using the straight-line method over the life of the debt.

Concentration of Credit Risk

The Company maintains its cash accounts primarily with a single bank and invests cash in money market accounts, which the Company believes to have minimal risk. As operator of jointly owned oil and gas properties, the Company sells oil and gas production to U.S. oil and gas purchasers, and pays vendors on behalf of joint owners for oil and gas services. Both purchasers and joint owners are located primarily in the Western United States. The risk of nonpayment by the purchasers or joint owners is considered minimal and has been considered in the Company's allowance for doubtful accounts.

At December 31, 2003 and 2002, 66% and 75%, respectively, of the Company's trade receivables were due from a large domestic refiner of crude oil.

Environmental Concerns

The Company is continually taking actions it believes necessary in its operations to ensure conformity with applicable federal, state and local environmental regulations. As of December 31, 2003, the Company has not been fined or cited for any environmental violations, which would have a material adverse effect upon capital expenditures or operating results of the Company.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

2.          Significant Accounting Policies (Continued)

Stock Compensation

The employee stock ownership plan is accounted for under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the fair value of the stock at grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above and has adopted the disclosure requirements of SFAS No. 123.

Impairment of Assets

Oil and gas properties are regularly assessed for possible impairment, generally on a field-by-field basis where applicable, using the estimated undiscounted future cash flows of each field. Impairment losses are recognized when the estimated undiscounted future cash flows are less than the current net book values of the properties in a field.

Impairment charges are also made for other long-lived assets when it is determined that the carrying values of the assets may not be recoverable.

The Company did not record an impairment charge in 2003 or 2002.

Adoption of SFAS No. 143

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the Company recognize liabilities related to the legal obligations associated with the retirement of its tangible long-lived assets at fair values in the periods in which the obligations are incurred (typically when the assets are installed). These obligations include the plugging and abandonment of oil and gas wells and facilities and the closure and site restoration of certain facilities.

Prior to January 1, 2003, the Company was required, under SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," to accrue its abandonment and restoration costs ratably over the productive lives of its assets. The Company previously used the units-of-production method to accrue these costs. SFAS No. 19 resulted in higher costs being accrued early in the fields' lives when production was at its highest levels and abandonment and restoration costs accruals were matched with the revenues as oil and gas were produced.

Under SFAS No. 143, when the liabilities for asset retirement obligations are initially recorded at fair values, capital costs of the related assets will be increased by equal corresponding amounts. Over time, changes in the present value of the liabilities will be accreted and expensed and the capitalized asset costs will be depreciated over the useful lives of the corresponding assets. Because SFAS No. 143 requires the use of interest accretion for revaluing asset retirement obligation liabilities as a result of the passage of time, associated accretion costs will be higher near the end of the fields' lives when oil and gas production and related revenues are at their lowest levels.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

2.           Significant Accounting Policies (Continued)

Adoption of SFAS No. 143 (Continued)

In accordance with the provisions of SFAS No. 143 the company recorded a cumulative-effect adjustment of $1,653,303 as the cumulative effect of an accounting change related to the adoption of SFAS No. 143. Had SFAS No. 143 been adopted on January 1, 2002, the liability would have been $741,483 at January 1, 2002 and $709,591 at December 31, 2002.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. For derivatives designated as cash flow hedges, changes in fair value are recognized in other comprehensive income; to the extent the hedge is effective, until the hedged item is recognized in earnings. Hedge effectiveness is measured based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS No.133, is recognized immediately in earnings.

Income Taxes

The Company is not subject to income tax as it has elected to be taxed as a partnership for income tax reporting purposes and the income or loss of the Company is included in the income tax returns of the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements are based on a number of significant estimates including oil and gas reserve quantities, which are the basis for the calculation of depletion, depreciation, amortization and impairment of oil and gas properties.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the 2003 presentation.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

2.           Significant Accounting Policies (Continued)

Management's Plan

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has debt obligations with scheduled maturities during 2004 totaling $38.9 million. Additionally, as more fully described in Note 7, the Company has redeemable preferred stock subject to mandatory redemption on December 31, 2004 totaling $38.7 million. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Management has obtained and is currently evaluating offers for several alternative financing arrangements that provide the Company with the ability to meet these obligations. Management intends to select the option that most closely fits the long-term strategic plans of the Company. Although no assurances can be given, management is confident that the restructuring of the Company's outstanding debt and redeemable preferred stock will enable the company to continue as a going concern.

3.           Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair market value because of the short-term maturity of these instruments. The fair value of the Company's long-term debt approximates the carrying value due to the market-based nature of the line of credit.

The Company periodically hedges a portion of its oil and gas production through futures and swap agreements. The purpose of the hedge is to stabilize its exposure to commodity price risk in the volatile environment of oil and gas prices. All of the Company's swap agreements in place at December 31, 2003 and 2002 are designated as cash flow hedges. At December 31, 2003 and 2002 cash flow hedges consisted of swap contracts and put options to hedge between 500 and 4,000 barrels of oil production per day from January 1, 2003 through December 31, 2006. These contracts have a swap price range of $23.03 to $28.13 per barrel. The net fair values of these contracts at December 31, 2003 and 2002 are losses of approximately $8,360,000 and $2,922,000, respectively.

The Company uses interest-rate swaps to convert a portion of its variable-rate debt to fixed rates. At December 31, 2003 and 2002, the notional principal amount of the Company's interest-rate swaps ranged from $35,000,000 to $45,000,000, respectively. The net gain or loss resulting from the interest-rate swap was not significant to the Company and is recorded in interest expense.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

4.         Property, Plant and Equipment

Property, plant and equipment at December 31 was as follows:

	2003	2002
Proved oil and gas properties, successful efforts
method	$ 110,647,375	$ 121,244,033
Land	1,990,384	1,973,514
Buildings	274,483	274,483
Non-oil and gas assets	1,157,493	1,137,922
Work in progress - oil and gas assets	-	3,106,059

	114,069,735	127,736,011
Less accumulated depletion, depreciation and
amortization	(17,223,795)	(17,181,135)

Property, plant and equipment, net	$ 96,845,940	$ 110,554,876

Interest capitalized to oil and gas properties was $0 and $468,550 in 2003 and 2002, respectively.

5.          Notes Payable

Notes payable consist of the following:

Type of	Interest	Interest
Note	Rate	Payment	2003	2002	Maturity

Credit Agreement	Various	Quarterly	$6,400,000	$3,400,000	May 5, 2004
Credit Agreement	Various	Monthly	31,000,000	59,000,000	May 5, 2004
Promissory Note	Various	Quarterly	1,500,000	1,500,000	March 25, 2004

			$38,900,000	$63,900,000

The Company has a Credit Agreement (the "Agreement") with Wells Fargo Bank (Texas), N.A., Bank of Scotland and U.S. Bank National Association. Funds advanced under the Agreement are collateralized by the Company's oil and gas producing properties and bear interest at either an adjusted London Interbank Offered Rate ("LIBOR") plus 1.25% to 2% or Wells Fargo Bank's base rate plus .25% to 1.00% (3.1% and 5.0%, respectively, at December 31, 2003). The applicable basis point increase over the adjusted LIBOR or the Wells Fargo Bank's base rate increases as the Company's borrowings under the Agreement approach the available borrowing base.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

5.           Notes Payable (Continued)

The initial authorized borrowing base was established at $50 million. The maximum loan amount under the Agreement is $150 million. The borrowing base at December 31, 2003 under the Agreement was $40 million. Outstanding borrowings subject to the adjusted LIBOR rate and base rate borrowing were $31.0 million and $6.4 million, respectively, at December 31, 2003. In accordance with the Agreement, the entire amount outstanding at December 31, 2003 is classified as short-term. The Agreement requires, among other things, that the Company maintain at least a 1 to 1 current ratio and a minimum adjusted cash flow to interest ratio of 1.25 to 1 as of December 31, 2003, all as defined in the Agreement.

The Company has a 10%, $1.5 million promissory note dated March 25, 1997 and maturing on March 25, 2004 (the "Promissory Note") due to Energy Company of America ("ECA"). The borrowing rate until maturity is 10%, adjusted for the wellhead oil price received by the Company, which differs from a set price of $20.79 per barrel (13.47% at December 31, 2003).

The Promissory Note is collateralized by deeds of trust on the Company's interest in certain real estate property and all oil and gas interests in the property and an executive right permitting the encumbrance of the property to collateralize a bond or letter of credit in accordance with certain provisions of the original sale and purchase agreement for oil and gas properties purchased from Occidental Petroleum Company ("OXY"). At maturity or any other time the Company elects and is consented to by ECA, ECA shall have the option to convert the outstanding principal and interest into either a working interest in the OXY properties or proportionate shares of the Company.

The remaining debt of $38,900,000 matures in 2004.

6.            Members' Equity

Members' equity at December 31, 2003 consists of 12,169,318 Class A common shares and 918,750 Class B common shares or units of membership interest, as defined in California Corporations Code section 17001(z). An individual capital account is maintained for each member and consists of that member's capital contribution plus that member's share of profits and losses, less any distributions, in accordance with applicable provisions of Internal Revenue Code and Regulations. The profits and losses of the Company and all items of income, gain or loss are allocated to a member in accordance with that member's percentage interest calculated by the number of shares that member holds in relation to the total number of shares issued.

Pursuant to the Company's operating agreement, the Company issued 334,698 Class A common shares on June 3, 2003 to EnCap. No consideration was received due to this issue.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

6.          Members' Equity (Continued)

In 1997, the Board of Directors of the Company approved an Employee Stock Ownership Plan (the "Plan") that covers key employees and board members. The purpose of the plan is to provide an incentive to expand and improve the profits and prosperity of the Company, and to assist the Company in attracting and retaining key personnel through the grant of shares of the Company's common stock. The Board of Directors of the Company has authorized 1 million Class B common shares for the Plan. The Class B common shares have no voting rights. The stock issued under the Plan represents a profits interest only, as defined in Revenue Procedure 93-27, 1993-2 C.B. 343 (1993), and is granted without payment of any cash consideration. The Plan is effective for ten years and termination of the Plan will not affect any stock previously granted. The Company may repurchase the stock granted to such participant at a purchase price and under terms defined in the Plan agreement. At December 31, 2003, the Company had 918,750 Class B common shares issued and outstanding under the Plan. No compensation expense has been recognized for the Plan in 2003 or 2002.

7.          Redeemable Preferred Stock

In 1998, the Company issued 167,349 Class A common shares and 3,000,000 preferred shares for $29,150,000. The preferred shares do not have any voting rights. The preferred shareholders are entitled to receive distributions from the Company at the annual rate of 10% of the redemption amount of $30,000,000 plus any dividends previously paid in-kind. Distributions on the preferred shares are payable semi-annually on December 3 and June 3 of each year commencing on December 3, 1998. The first four dividends were paid in-kind at the option of the Company. Distributions are cumulative and accrue whether or not declared and whether or not there will be funds legally available for the payment thereof. For the years ended December 31, 2003 and 2002, the Company paid cash dividends in the amounts of $1,823,259 and $3,646,519, respectively. The Company had a dividend due in December 2003 that the Company contractually modified to come due March 31, 2004 in the form of an in-kind dividend payment.

The Company has the option to redeem the preferred shares at any time, and shares are subject to mandatory redemption on December 31, 2004, at a price per share equal to the redemption amount as defined by the agreement.

8.           Commitments and Contingencies

The Company has surety bonds to provide $4,858,280 of coverage to OXY in connection with a purchase agreement entered into by Westside in 1993 for the purchase of oil and gas producing properties.

The Company has accrued an abandonment liability related to the abandonment of certain oil and gas properties of $708,764 and $2,303,591 at December 31, 2003 and 2002, respectively, and has recorded this amount as a long-term liability in the accompanying balance sheets.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

8. Commitments and Contingencies (Continued)

The changes in asset retirement obligations from January 1, 2003 to December 31, 2003 are as follows:

Asset retirement obligations as of January 1, 2003	$650,288
Reduction for wells sold	(8,897)
Accretion expense	67,373

Asset retirement obligations as of December 31, 2003	$708,764

The Company leases certain property and equipment under operating leases that may expire over the next five years. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business. Maximum payments for operating leases having initial or remaining noncancelable terms in excess of one year are as follows:

Year Ending

2004	$412,466
2005	265,689
2006	7,604
2007	2,900
2008	-

$688,659

Rent expense for the years ended December 31, 2003 and 2002 amounted to $416,660 and $402,859, respectively.

9.           Related-Party Transactions

The Company had accrued interest payable of $49,161 and $44,151 at December 31, 2003 and 2002, respectively, to a parent corporation of a member, on their $1.5 million outstanding note payable.

The Company has interest bearing notes receivable due from members of $500,000 at December 31, 2003 and 2002. Interest accrues utilizing the Blended Annual Federal Rate and is payable annually. Accrued interest at December 31, 2003 and 2002 was $7,600 and $14,733, respectively.

At December 31, 2003 and 2002, the Company had recorded receivables from Seal Beach Gas Processing Venture ("SBGPV"), an affiliate accounted for on the equity method in which the Company owns a 50% interest, of $25,749 and $11,119, respectively. Payables to SBGPV were $0 and $8,270 at December 31, 2003 and 2002, respectively.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

9.          Related-Party Transactions (Continued)

A member has a working interest in a portion of certain leases and reimburses the Company for its portion of the lease operating expenses and capital expenditures. At December 31, 2003 and 2002, the Company had recorded receivables of $201,686 and $514,022, respectively, from the member.

On May 5, 2003, the Company sold two oil and gas properties to the Partnership for approx. $35 million, which resulted in a gain of approx. $10 million for the Company. The Company retains a general partner equity interest in the properties and continues to be the operator of both properties through the Partnership. The Company earns a management fee of 4% of operating income for providing this service to the Partnership.

10.         Retirement Plan

The Company's defined contribution retirement plan, which covers substantially all of its employees who have completed at least three months of service, provides for the Company to make regular contributions based on employee contributions as provided for in the plan agreement. Employees fully vest in the Company's contributions after 5 years of service. For the years ended December 31, 2003 and 2002, the matching contributions were $81,574 and $115,275, respectively.

11.         Supplemental Cash Flow Information

The Company paid $2,752,617 and $3,742,795 for interest during the years ended December 31, 2003 and 2002, respectively.

12.         Discontinued Operations

During January 2002, the Company adopted a formal plan to dispose of the Company's nonoperating interest in the Beta field located in offshore California waters. The non-operating interest was accounted for as a discontinued operation beginning with the 2002 consolidated financial statements. To effect the disposal, the Company paid $5,000,000 in cash to the operator and recognized $4,000,000 in deferred payments. The Company recorded a book loss on the sale of this business of $6,608,840, including closing costs from the transaction and operating losses of the discontinued business from January 1 through April 1, 2002 (the disposal date). The Company is not subject to federal income taxes as it has elected to be taxed as a partnership.

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

13.         Canadian GAAP Reconciliation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"), which differ in certain respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The major measurement differences between US GAAP and Canadian GAAP and their effects on the consolidated financial statements are provided below.

The amounts in the consolidated income statement that differ significantly from those reported under US GAAP are as follows:

	2003	2002
	(In U.S. Dollars)
Net income - US GAAP	$17,112,232	$4,782,053
Gain on change in fair value of derivative instruments		(926,153)
Cumulative effect for accounting change for FAS 143	(1,653,303)	328,000
Redeemable preferred stock accretion	(637,452)	(637,452)
Redeemable preferred cash dividend	(1,823,259)	(3,646,519)
Accrued preferred stock dividend	(2,222,883)
Net income (loss) - Canadian GAAP	$10,775,335	$(100,071)

The amounts in the consolidated balance sheet that differ significantly from those reported under US GAAP are as follows:

	2003		2002
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	(In U.S. Dollars)
Current assets
Hedge asset	-	-	-	5,586

Other assets
Hedge asset	-	-	-	26,227

Current liabilities
Hedge liability	-	6,180,066	-	3,798,213

Other liabilities
Hedge liability	-	3,120,805	-	879,586
Redeemable preferred shares	37,784,991	-	34,924,655	-

Equity
Redeemable preferred shares	-	37,784,991	-	34,924,655
Accumulated Other
Comprehensive Loss	-	(9,300,871)	-	(4,645,986)

BreitBurn Energy Company LLC and Subsidiaries Notes to Consolidated Financial Statements

13.        Canadian GAAP Reconciliation (Continued)

Hedge liability

Canadian GAAP does not require effective hedges to be marked to market and charged to other comprehensive income.

Redeemable preferred shares

Canadian GAAP requires Redeemable preferred shares to be recorded as debt

Asset retirement obligation

Canadian Institute of Chartered Accounts ("CICA") handbook section 3110, "Asset Retirement Obligations," is equivalent to Statement of Financial Accounting Standards ("FAS") No. 143, "Accounting for Asset Retirement Obligations," which was effective for fiscal periods beginning on or after January 1, 2003. However, a difference is created in how the transition amounts are disclosed. US GAAP requires that the cumulative impact of a change in accounting policy be presented in the current year Consolidated Statement of Operations and prior periods not be restated while Canadian GAAP requires the restatement of prior periods.

Redeemable shares

Under Canadian GAAP Redeemable preferred stock accretion, Redeemable preferred cash dividend and Accrued preferred stock dividends are recorded as expense.

Accumulated other comprehensive loss

U.S. GAAP requires the disclosure, as other comprehensive income or loss, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

BreitBurn Energy Company LLC
and Subsidiaries

Consolidated Financial Statements
For the Three Month Periods Ended March 31, 2004 and 2003

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Balance Sheets
(Unaudited)
	March 31,	December 31,
	2004	2003
Assets
Current assets
Cash and cash equivalents	$-	$714,570
Accounts receivable
Trade, net of allowance for doubtful accounts of $42,054 and $42,054
as of March 31, 2004 and December 31, 2003, respectively	5,486,788	5,012,823
Other receivable	474,180	634,082
Prepaid expenses	538,465	653,984
Deposits and other	176,028	166,030

Total current assets	6,675,461	7,181,489

Property, plant and equipment, net	99,348,362	96,845,940

Other assets
Abandonment bonds	150,000	100,000
Debt issuance costs, net of accumulated amortization of $977,101 and $910,088
as of March 31, 2004 and December 31, 2003, respectively	441,306	103,530
Investment in affiliates	620,346	581,691
Notes receivable - related parties	500,000	500,000
Other long-term assets	40,849	40,849

	1,752,501	1,326,070

Total assets	$107,776,324	$105,353,499

Liabilities and Members' Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$9,169,978	$7,793,309
Hedge liability	8,485,839	6,180,066
Derivative settlements payable	1,069,174	862,653
Liability due to disposal of non-operating interest	3,000,000	2,000,000
Senior subordinated debt due to member	1,500,000	1,500,000
Current portion of long-term debt	37,600,000	37,400,000
Shares subject to mandatory redemption	38,688,083	-

Total current liabilities	99,513,074	55,736,028

Abandonment liability	724,512	708,764
Hedge liability	6,169,609	3,120,805
Liability due to disposal of non-operating interest	-	1,500,000
Other long-term liability	1,750,672	1,130,000

Total liabilities	108,157,867	62,195,597

Commitments and contingencies (Note 8)

Redeemable preferred shares (no par; 4,100,000 shares authorized;
3,646,519 shares issued and outstanding)	-	37,784,991

Members' equity: (Class A: no par; 12,169,318 shares authorized, issued and outstanding; Class B: no par; 959,625 shares authorized, 926,750 (March 31, 2004)
and 918,750 (December 31, 2003); shares issued and outstanding)	14,273,905	14,673,782
Accumulated other comprehensive loss	(14,655,448)	(9,300,871)

Total members' equity (deficit)	(381,543)	5,372,911

Total liabilities and members' equity (deficit)	$107,776,324	$105,353,499

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Statements of Operations
(Unaudited)
	Three Months Ended
	March 31,
	2004	2003
Revenues
Oil and gas sales, net of hedging loss of $2,749,131 and $2,958,090
for the three months ended March 31, 2004 and 2003, respectively	$6,452,399	$9,309,767
Gain on sale of assets	-	900
Equity earnings in affiliate	65,684	57,661
Operating fees	143,884	124,547

	6,661,967	9,492,875

Operating costs and expenses
Gas and NGL purchases	26,683	27,660
Lease operating expenses	3,266,966	4,018,739
Production and property taxes	283,505	378,424
Depletion, depreciation and amortization of proved oil and
gas properties	735,485	901,778
General and administrative expenses	995,394	812,649

	5,308,033	6,139,250

Operating income	1,353,934	3,353,625

Other (income) expense
Interest expense	641,024	890,648
Interest income	(3,651)	(4,654)
Amortization of debt issuance costs	67,013	67,014
Depreciation of non-oil and gas assets	45,916	45,600
Other expense	115,796	107,261
Other income	(15,386)	(14,626)

	850,712	1,091,243

Income before cumulative effect of accounting change	503,222	2,262,382

Cumulative effect of accounting change	(903,099)	1,653,303

Net income (loss)	$(399,877)	$3,915,685

BreitBurn Energy Company LLC
and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three Months Ended
	March 31,
	2004	2003

Net income (loss)	$ (399,877)	$ 3,915,685

Change in fair value of derivative instruments	(5,354,577)	(435,683)

Comprehensive income (loss)	$ (5,754,454)	$ 3,480,002

BreitBurn Energy Company LLC and Subsidiaries
Consolidated Statements of Members' Equity (Deficit)
(Unaudited)

					Accumulated
					Other
	Class A.		Class B.		Comprehensive
	Shares	Amount	Shares	Amount	Loss	Total

Balance at December 31, 2003	12,169,318	$14,029,504	918,750	$ 644,278	$ (9,300,871)	$ 5,372,911

Issuance of Class B common shares			8,000
Net income		(372,589)		(27,288)		(399,877)
Change in fair value of derivative instruments					(5,354,577)	(5,354,577)

Balance at March 31, 2004	12,169,318	$13,656,915	926,750	$ 616,990	$(14,655,448)	$ (381,543)

BreitBurn Energy Company LLC and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	March 31,
	2004	2003
Cash flows from operating activities
Net income (loss)	$(399,877)	$3,915,685
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Cumulative effect of accounting change	903,099	(1,653,303)
Depletion, depreciation and amortization	781,401	947,378
Amortization of debt issuance costs	67,013	67,014
Equity earnings in affiliate	(65,684)	(57,661)
Distributions received from affiliates	-	91,989
Gain on sales of assets	-	(900)
Changes in working capital
Increase in accounts receivable	(314,065)	(640,391)
(Increase) decrease in prepaid expenses, deposits and other	82,554	(62,688)
Increase in accounts payable and accrued liabilities	1,703,854	1,356,449

Net cash provided by operating activities	2,758,295	3,963,572

Cash flows from investing activities
Expenditures for oil and gas properties	(3,259,222)	(3,660,336)
Expenditures for land	-	(12,409)
Proceeds from sales of assets	-	900
Additions to non-oil and gas assets	(8,853)	(14,932)

Net cash used in investing activities	(3,268,075)	(3,686,777)

Cash flows from financing activities
Proceeds from long-term debt	19,600,000	12,400,000
Payments on long-term debt	(19,400,000)	(13,000,000)
Debt issuance costs	(404,790)	-

Net cash used in financing activities	(204,790)	(600,000)

Net decrease in cash and cash equivalents	(714,570)	(323,205)

Cash and cash equivalents
Beginning of year	714,570	323,205

End of period	$0	$0

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  General

Organization and Description of Operations

BreitBurn Energy Company LLC (the "Company"), organized under the State of California Beverly-Killea Limited Liability Company Act, was formed on March 5, 1997, and will expire on or before March 5, 2027. The Company is engaged in the acquisition, exploration, development and production of oil and gas properties, in the States of California, Texas and Wyoming. For the periods ended March 31, 2004 and 2003, 97% and 97% of the Company's revenues were derived from its California properties, respectively.

On March 26, 2003, the Company formed BreitBurn Energy Partners I, L.P. (the "Partnership"), a Texas limited partnership, which will expire on or before April 1, 2023. Operations of the Partnership began on May 5, 2003. BEP (GP) I, LP, a wholly owned subsidiary of the Company, is a 1% general partner in the Partnership. TIFD III-X, LLC, a subsidiary of GE Capital, is the limited partner with a 99% partnership interest. The Partnership is engaged in the acquisition, exploration, development and production of oil and gas properties. For the three month period ended March 31, 2004, the sale of these assets resulted in reductions of 29%, 26% and 18% in revenues, production volumes and lease operating expenses, respectively, when compared to levels prior to the transaction.

Basis of Presentation

The accompanying condensed consolidated interim financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2003. In the opinion of management, all adjustments and normal recurring accruals considered necessary for a fair statement of the results for the interim periods have been included. The interim results reflected in the unaudited consolidated financial statements are not necessarily indicative of expected results for the full year.

  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in affiliated companies with a 20% or greater ownership interest, and in which the Company does not have control, are accounted for on the equity basis. Investments in affiliated companies with less than a 20% ownership interest, and in which the Company does not have control, are accounted for at cost. The effects of all intercompany transactions have been eliminated.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Significant Accounting Policies (Continued)

Revenue Recognition

Oil and gas revenue is recognized when title passes to the customer.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less.

Oil and Gas Properties

The Company follows the successful efforts method of accounting. Lease acquisition and development costs (tangible and intangible) incurred, including internal acquisition costs, relating to proved oil and gas properties are capitalized. Delay and surface rentals are charged to expense as incurred. Dry hole costs incurred on exploratory wells are expensed. Dry hole costs associated with developing proved fields are capitalized. Geological and geophysical costs related to exploratory operations are expensed as incurred.

Upon sale or retirement of proved properties, the cost thereof and the accumulated depletion, depreciation and amortization are removed from the accounts and any gain or loss is recognized in the statements of operations and comprehensive income. Maintenance and repairs are charged to operating expenses. Depletion, depreciation and amortization of proved oil and gas properties, net of any anticipated proceeds from equipment salvage and sale of surface rights, as well as the estimated cost of future abandonment and restoration of well sites and associated facilities, are computed on a property-by-property basis and recognized using the units-of-production method.

The Company's policy is to capitalize interest on significant drilling projects based on its incremental borrowing rate.

Buildings and Non-Oil and Gas Assets

Buildings and non-oil and gas assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which range from 3 to 30 years.

Debt Issuance Costs

The costs incurred to obtain financing have been capitalized. Debt issuance costs are amortized using the straight-line method over the life of the debt. During the first quarter of 2004, the Company incurred $404,790 in debt issuance costs to secure a $10,000,000 subordinated line of credit with Wells Fargo Energy Capital, Inc. for drilling activities.

Concentration of Credit Risk

The Company maintains its cash accounts primarily with a single bank and invests cash in money market accounts, which the Company believes to have minimal risk. As operator of jointly owned oil and gas properties, the Company sells oil and gas production to U.S. oil and gas purchasers, and pays vendors on behalf of joint owners for oil and gas services. Both purchasers and joint owners are located primarily in the Western United States. The risk of nonpayment by the purchasers or joint owners is considered minimal and has been considered in the Company's allowance for doubtful accounts.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Significant Accounting Policies (Continued)

At March 31, 2004 and 2003, 75% and 75%, respectively, of the Company's trade receivables were due from a large domestic refiner of crude oil.

Environmental Concerns

The Company is continually taking actions it believes necessary in its operations to ensure conformity with applicable federal, state and local environmental regulations. As of December 31, 2003, the Company has not been fined or cited for any environmental violations, which would have a material adverse effect upon capital expenditures or operating results of the Company.

Stock Compensation

The employee stock ownership plan is accounted for under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the fair value of the stock at grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above and has adopted the disclosure requirements of SFAS No. 123.

Impairment of Assets

Oil and gas properties are regularly assessed for possible impairment, generally on a field-by-field basis where applicable, using the estimated undiscounted future cash flows of each field. Impairment losses are recognized when the estimated undiscounted future cash flows are less than the current net book values of the properties in a field.

Impairment charges are also made for other long-lived assets when it is determined that the carrying values of the assets may not be recoverable.

The Company did not record an impairment charge in 2004 or 2003.

Adoption of SFAS No. 143

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that the Company recognize liabilities related to the legal obligations associated with the retirement of its tangible long-lived assets at fair values in the periods in which the obligations are incurred (typically when the assets are installed). These obligations include the plugging and abandonment of oil and gas wells and facilities and the closure and site restoration of certain facilities.

Prior to January 1, 2003, the Company was required, under SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," to accrue its abandonment and restoration costs ratably over the productive lives of its assets. The Company previously used the units-of-production method to accrue these costs. SFAS No. 19 resulted in higher costs being accrued early in the fields' lives when production was at its highest levels and abandonment and restoration costs accruals were matched with the revenues as oil and gas were produced.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Significant Accounting Policies (Continued)

Under SFAS No. 143, when the liabilities for asset retirement obligations are initially recorded at fair values, capital costs of the related assets will be increased by equal corresponding amounts. Over time, changes in the present value of the liabilities will be accreted and expensed and the capitalized asset costs will be depreciated over the useful lives of the corresponding assets. Because SFAS No. 143 requires the use of interest accretion for revaluing asset retirement obligation liabilities as a result of the passage of time, associated accretion costs will be higher near the end of the fields' lives when oil and gas production and related revenues are at their lowest levels.

In accordance with the provisions of SFAS No. 143 the company recorded a cumulative-effect adjustment of $1,653,303 as the cumulative effect of an accounting change related to the adoption of SFAS No. 143. Accretion expense for the three months ended March 31, 2004 and 2003 was $15,748 and $16,392, respectively.

Adoption of FAS 150

Effective January 1, 2004, the Company adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that the Company classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability or an asset in some circumstances. The adoption of the Statement resulted in the reclassification of the Company's mandatorily redeemable preferred securities from equity to a liability and a transition loss of $903,099. As required by SFAS No. 150, prior year balances have not been reclassified.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. For derivatives designated as cash flow hedges, changes in fair value are recognized in other comprehensive income; to the extent the hedge is effective, until the hedged item is recognized in earnings. Hedge effectiveness is measured based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS No.133, is recognized immediately in earnings.

Income Taxes

The Company is not subject to income tax as it has elected to be taxed as a partnership for income tax reporting purposes and the income or loss of the Company is included in the income tax returns of the individual members.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements are based on a number of significant estimates including oil and gas reserve quantities, which are the basis for the calculation of depletion, depreciation, amortization and impairment of oil and gas properties.

Management's Plan

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has debt obligations with scheduled maturities during 2004 totaling $38.9 million. Additionally, as more fully described in Note 7, the Company has redeemable preferred stock subject to mandatory redemption on December 31, 2004 totaling $38.7 million. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As more fully described in Note 12, on June 15, 2004, the Company entered into an Agreement and Plan of Merger with Provident Energy Trust. As part of this agreement, all outstanding debt and preferred shares were repaid.

  Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair market value because of the short-term maturity of these instruments. The fair value of the Company's long-term debt approximates the carrying value due to the market-based nature of the line of credit.

The Company periodically hedges a portion of its oil and gas production through futures and swap agreements. The purpose of the hedge is to stabilize its exposure to commodity price risk in the volatile environment of oil and gas prices. All of the Company's swap agreements in place at March 31, 2004 and 2003 are designated as cash flow hedges. At March 31, 2004 and 2003 cash flow hedges consisted of swap contracts and put options to hedge between 500 and 4,000 barrels of oil production per day from January 1, 2003 through December 31, 2006. These contracts have a swap price range of $23.03 to $25.07 per barrel. The net fair values of these contracts at March 31, 2004 and 2003 are losses of approximately $13,461,000 and $3,518,661, respectively.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Fair Value of Financial Instruments (Continued)

The Company uses interest-rate swaps to convert a portion of its variable-rate debt to fixed rates. At March 31, 2004 and 2003, the notional principal amount of the Company's interest-rate swaps ranged from $35,000,000 to $45,000,000, respectively. The net gain or loss resulting from the interest-rate swap was not significant to the Company and is recorded in interest expense.

  Property, Plant and Equipment

Property, plant and equipment at March 31, 2004 and December 31, 2003 was as follows:

	March 31,	December 31,
	2003	2003
Proved oil and gas properties, successful efforts
method	$ 113,906,597	$ 110,647,375
Land	1,990,384	1,990,384
Buildings	274,483	274,483
Non-oil and gas assets	1,166,346	1,157,493

	117,337,810	114,069,735
Less accumulated depletion, depreciation and
amortization	(17,989,448)	(17,223,795)

Property, plant and equipment, net	$ 99,348,362	$ 96,845,940

There was no interest capitalized to oil and gas properties for the three month periods ended March 31, 2004 and 2003, respectively.

  Notes Payable

Notes payable consist of the following at March 31, 2004 and December 31 2003:

Type of	Interest	Interest	March 31,	December 31,
Note	Rate	Payment	2004	2003	Maturity

Senior Credit
Agreement	Various	Quarterly	$2,600,000	$6,400,000	May 5, 2004
Senior Credit
Agreement	Various	Monthly	31,000,000	31,000,000	May 5, 2004
Subordinated Credit
Agreement	Various	Monthly	4,000,000	-	June 1, 2004
Promissory Note	Various	Quarterly	1,500,000	1,500,000	March 25, 2004

			$39,100,000	$38,900,000

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Notes Payable (Continued)

The Company has a senior Credit Agreement (the "Agreement") with Wells Fargo Bank (Texas), N.A., Bank of Scotland and U.S. Bank National Association. Funds advanced under the Agreement are collateralized by the Company's oil and gas producing properties and bear interest at either an adjusted London Interbank Offered Rate ("LIBOR") plus 1.25% to 2% or Wells Fargo Bank's base rate plus .25% to 1.00% (3.1% and 5.0%, respectively, at December 31, 2003). The applicable basis point increase over the adjusted LIBOR or the Wells Fargo Bank's base rate increases as the Company's borrowings under the Agreement approach the available borrowing base.

The initial authorized borrowing base was established at $50 million. The maximum loan amount under the Agreement is $150 million. The borrowing base at December 31, 2003 under the Agreement was $40 million. Outstanding borrowings subject to the adjusted LIBOR rate and base rate borrowing were $31.0 million and $6.4 million, respectively, at December 31, 2003. In accordance with the Agreement, the entire amount outstanding at December 31, 2003 is classified as short-term. The Agreement requires, among other things, that the Company maintain at least a 1 to 1 current ratio and a minimum adjusted cash flow to interest ratio of 1.25 to 1 as of December 31, 2003, all as defined in the Agreement.

The Company has a 10%, $1.5 million promissory note dated March 25, 1997 and maturing on March 25, 2004 (the "Promissory Note") due to Energy Company of America ("ECA"). The borrowing rate until maturity is 10%, adjusted for the wellhead oil price received by the Company, which differs from a set price of $20.79 per barrel (13.47% at December 31, 2003). The promissory note was repaid in April 2004.

During 2004, the Company entered into a credit agreement subordinate to the Senior Credit Agreement (the "Subordinated Agreement") with Wells Fargo Energy Capital. Funds advanced under the Subordinated Agreement are collateralized by the Company's oil and gas producing properties and bear interest at Wells Fargo Bank's base rate plus 8.00% (12.0% at March 31, 2004).

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Notes Payable (Continued)

The initial authorized borrowing base was established at $4 million. The maximum loan amount under the Subordinated Agreement is $10 million. In accordance with the Subordinated Agreement, the entire amount outstanding at March 31, 2004 is classified as short-term. The Subordinated Agreement requires, among other things, that the Company maintain at least a 1 to 1 current ratio and a minimum adjusted cash flow to interest ratio of 1.25 to 1 as of March 31, 2004, all as defined in the Agreement.

The terms of the Senior Credit Agreement and the Subordinated Agreement were modified to extend the maturity dates to August 1, 2004 and September 1, 2004 respectively.

  Members' Equity

Members' equity at March 31, 2004 consists of 12,169,318 Class A common shares and 926,750 Class B common shares or units of membership interest, as defined in California Corporations Code section 17001(z). An individual capital account is maintained for each member and consists of that member's capital contribution plus that member's share of profits and losses, less any distributions, in accordance with applicable provisions of Internal Revenue Code and Regulations. The profits and losses of the Company and all items of income, gain or loss are allocated to a member in accordance with that member's percentage interest calculated by the number of shares that member holds in relation to the total number of shares issued.

Pursuant to the Company's operating agreement, the Company issued 334,698 Class A common shares on June 3, 2003 to EnCap. No consideration was received due to this issue.

In 1997, the Board of Directors of the Company approved an Employee Stock Ownership Plan (the "Plan") that covers key employees and board members. The purpose of the plan is to provide an incentive to expand and improve the profits and prosperity of the Company, and to assist the Company in attracting and retaining key personnel through the grant of shares of the Company's common stock. The Board of Directors of the Company has authorized 1 million Class B common shares for the Plan. The Class B common shares have no voting rights. The stock issued under the Plan represents a profits interest only, as defined in Revenue Procedure 93-27, 1993-2 C.B. 343 (1993), and is granted without payment of any cash consideration. The Plan is effective for ten years and termination of the Plan will not affect any stock previously granted. The Company may repurchase the stock granted to such participant at a purchase price and under terms defined in the Plan agreement. At March 31, 2004, the Company had 926,750 Class B common shares issued and outstanding under the Plan. No compensation expense has been recognized for the Plan in 2004 or 2003.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Redeemable Preferred Stock

In 1998, the Company issued 167,349 Class A common shares and 3,000,000 preferred shares for $29,150,000. The preferred shares do not have any voting rights. The preferred shareholders are entitled to receive distributions from the Company at the annual rate of 10% of the redemption amount of $30,000,000 plus any dividends previously paid in-kind. Distributions on the preferred shares are payable semi-annually on December 3 and June 3 of each year commencing on December 3, 1998. The first four dividends were paid in-kind at the option of the Company. Distributions are cumulative and accrue whether or not declared and whether or not there will be funds legally available for the payment thereof. For the three month periods ended March 31, 2004 and 2003, the Company paid no cash dividends. The Company had a dividend due in December 2003 that the Company contractually modified to come due March 31, 2004 in the form of an in-kind dividend payment. For the period ended March 31, 2004, the Company issued 192,430 shares to satisfy the in-kind dividend payment.

The Company has the option to redeem the preferred shares at any time, and shares are subject to mandatory redemption on December 31, 2004, at a price per share equal to the redemption amount as defined by the agreement.

The dividend rate subsequent to March 31, 2004 was revised to 15% per annum. The dividend due on June 3, 2004 was contractually modified to be paid in-kind at the option of the Company.

224,472 shares were issued by the Company on June 3, 2004 to satisfy the dividend payment in-kind.

  Commitments and Contingencies

The Company has surety bonds to provide $4,858,280 of coverage to OXY in connection with a purchase agreement entered into by Westside in 1993 for the purchase of oil and gas producing properties.

The Company has accrued an abandonment liability related to the abandonment of certain oil and gas properties of $724,512 and $708,764 at March 31, 2004 and December 31, 2003, respectively, and has recorded this amount as a long-term liability in the accompanying balance sheets.

The changes in asset retirement obligations from January 1, 2004 to March 31, 2004 are as follows:

Asset retirement obligations as of December 31, 2003	$708,764
Reduction for wells sold	-
Accretion expense	15,748

Asset retirement obligations as of March 31, 2004	$724,512

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Commitments and Contingencies (Continued)

The Company leases certain property and equipment under operating leases that may expire over the next five years. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business. Maximum payments for operating leases having initial or remaining noncancelable terms in excess of one year are as follows:

Year Ending

2004	$305,883
2005	265,689
2006	7,604
2007	2,900
2008	-

$582,076

Rent expense for the three month periods ended March 31, 2004 and 2003 amounted to $83,525 and $83,312, respectively.

  Related-Party Transactions

The Company had accrued interest payable of $56,278 and $49,161 at March 31, 2004 and December 31, 2003, respectively, to a parent corporation of a member, on their $1.5 million outstanding promissory note payable.

The Company has interest bearing notes receivable due from members of $500,000 at March 31, 2004 and December 31, 2003. Interest accrues utilizing the Blended Annual Federal Rate and is payable annually. Accrued interest at March 31, 2004 and December 31, 2003 was $11,400 and $7,600, respectively.

At March 31, 2004 and December 31, 2003, the Company had recorded receivables from Seal Beach Gas Processing Venture ("SBGPV"), an affiliate accounted for on the equity method in which the Company owns a 50% interest, of $26,705 and $25,749, respectively. Payables to SBGPV were $6,616 and $0 at March 31, 2004 and December 31, 2003, respectively.

A member has a working interest in a portion of certain leases and reimburses the Company for its portion of the lease operating expenses and capital expenditures. At March 31, 2004 and December 31, 2003, the Company had recorded receivables of $87,139 and $201,686, respectively, from the member.

On May 5, 2003, the Company sold two oil and gas properties to the Partnership for approx. $35 million, which resulted in a gain of approx. $10 million for the Company. The Company retains a general partner equity interest in the properties and continues to be the operator of both properties through the Partnership. The Company earns a management fee of 4% of operating income for providing this service to the Partnership.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Retirement Plan

The Company's defined contribution retirement plan, which covers substantially all of its employees who have completed at least three months of service, provides for the Company to make regular contributions based on employee contributions as provided for in the plan agreement. Employees fully vest in the Company's contributions after 5 years of service. For the three month periods ended March 31, 2004 and 2003, the matching contributions were $28,515 and $26,590, respectively.

  Supplemental Cash Flow Information

The Company paid $641,023 and $890,648 for interest during the three month periods ended March 31, 2004 and 2003, respectively.

  Subsequent Events

On June 15, 2004, BreitBurn Energy Company LLC (the "Company"), Provident Energy Trust and three of its subsidiaries entered into an Agreement and Plan of Merger to acquire the Company via a merger of an indirect, wholly-owned subsidiary of Provident merged with and into the Company. As a result of the merger, all outstanding common and preferred shares of the Company were converted into the right to receive cash consideration and, in the case of shares held by BreitBurn Energy Corporation, a combination of cash and continuing membership interests in the Company. The merger agreement provides that, following the merger, the Company will convert into a Delaware limited partnership with the same ownership structure as the Company immediately following the merger.

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Canadian GAAP Reconciliation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"), which differ in certain respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The major measurement differences between US GAAP and Canadian GAAP and their effects on the consolidated financial statements are provided below.

The amounts in the consolidated income statement that differ significantly from those reported under US GAAP are as follows:

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003
Net income (loss) - US GAAP	$(399,877)	$3,915,685
Cumulative effect for accounting change	-	(1,653,303)
Redeemable preferred stock accretion	-	(159,363)
Redeemable preferred cash dividend	-	(455,815)
Accrued preferred stock dividend	-	(555,721)
Net income (loss) - Canadian GAAP	$(399,877)	$1,091,484

The amounts in the consolidated balance sheet that differ significantly from those reported under US GAAP are as follows:

	March 31, 2004		December 31, 2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Current liabilities
Hedge liability	-	8,485,839	-	6,180,066

Other liabilities
Hedge liability	-	6,169,609	-	3,120,805
Redeemable preferred shares	-	-	37,784,991	-

Equity
Redeemable preferred shares	-	-	-	37,784,991
Accumulated other
comprehensive loss	-	(14,655,448)	-	(9,300,871)

BreitBurn Energy Company LLC
and Subsidiaries
Notes to Consolidated Financial Statements

  Canadian GAAP Reconciliation (Continued)

Hedge liability

Canadian GAAP does not require effective hedges to be marked to market and charged to other comprehensive income.

Redeemable preferred shares

Canadian GAAP requires Redeemable preferred shares to be recorded as debt. This is required for U.S. GAAP effective January 1, 2004.

Asset retirement obligation

Canadian Institute of Chartered Accounts ("CICA") handbook section 3110, "Asset Retirement Obligations," is equivalent to Statement of Financial Accounting Standards ("FAS") No. 143, "Accounting for Asset Retirement Obligations," which was effective for fiscal periods beginning on or after January 1, 2003. However, a difference is created in how the transition amounts are disclosed. US GAAP requires that the cumulative impact of a change in accounting policy be presented in the current year Consolidated Statement of Operations and prior periods not be restated while Canadian GAAP requires the restatement of prior periods.

Redeemable shares

Under Canadian GAAP Redeemable preferred stock accretion, Redeemable preferred cash dividend and Accrued preferred stock dividends are recorded as expense.

Accumulated other comprehensive loss

U.S. GAAP requires the disclosure, as other comprehensive income or loss, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

Management's discussion and analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter and year ended December 31, 2004 compared to the year ended December 31, 2003 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 9, 2005.

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control. These include the impact of general economic conditions in Canada and the United States; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire, or if any of them do so, what benefits, including the amounts of proceeds, Provident will derive there from. All amounts are reported in Canadian dollars, unless otherwise stated.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production and exploitation ("COGP"), United States crude oil and natural gas production and exploitation, ("USOGP") and midstream services and marketing ("Midstream"). Provident's "COGP" business produces crude oil and natural gas from five core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in the Los Angeles and Santa Maria basins in the U.S.A. The Midstream business unit processes, markets, transports and offers storage of natural gas liquids at the Redwater facility and surrounding infrastructure located north of Edmonton, Alberta, and markets crude oil.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Consolidated financial highlights
(000s except per unit amounts)

	Quarter ended December 31,			Year ended December 31,
	2004	2003	(%)	2004	2003	(%)
		(Restated)	Change		(Restated)	Change

Revenue	$369,435	$214,477	(1)	$1,109,857	$406,329	173

Cash flow from COGP operations (1)	$30,273	$21,620	40	$121,144	$119,561	1
Cash flow from USOGP operations(1)	$11,525	$-	-	$21,458	$-	-
Cash flow from midstream services	$16,573	$8,723	90	$42,644	$8,804	384
and marketing (1)
Total cash flow from	$58,371	$30,343	92	$185,246	$128,365	44
Per weighted average unit - basic	$0.41	$0.37	11	$1.59	$1.88	(15)
by unit
Declared distributions to unitholders	$52,064	$32,043	63	$164,628	$129,612	27
Per unit	$0.36	$0.39	(8)	$1.44	$2.06	(30)

Net income (loss)	$39,179	$17,448	131	$21,682	$23,439	(7)
Per weighted average unit - basic	$0.28	$0.21	33	0.19	$0.34	(44)
Per weighted average unit - diluted	$0.28	$0.21	33	$0.19	$0.34	(44)
Capital expenditures	$26,471	$7,549	251	$76,321	$31,628	141

Property acquisitions	$64,036	$-	-	$72,745	$-	-
Property dispositions	$(6,603)	$-	-	$(13,717)	$(9,947)	38

Long-term debt	$432,206	$356,573	21	$432,206	$356,573	21
Unitholders' equity	$1,044,969	$564,174	85	$1,044,969	$564,174	85
Weighted average trust units and
exchangeable shares outstanding
(000s)	141,328	80,926	40	116,628	68,448	70

(1) see the MD&A for a definition of cash flow.

Operational highlights
(000s except per unit amounts)

	Quarter ended December 31,			Year ended December 31,
COGP and USOGP combined			(%)			(%)
	2004	2003	Change	2004	2003	Change

Daily production
Light/medium crude oil (bpd)	14,012	6,454	117	10,146	6,812	49
Heavy oil (bpd)	6,536	7,151	(9)	6,608	6,902	(4)
Natural gas liquids (bpd)	1,770	1,145	55	1,494	1,167	28
Natural gas (mcf)	7.339	68,657	(100)	77,022	74,596	3
Oil equivalent (boed)(1)	36,874	26,193	41	31,085	27,314	14
Average selling price (before hedging)
Light/medium crude oil ($/bbl)	$45.83	$32.79	40	$45.01	$36.02	25
Heavy oil ($/bbl)	$25.33	$20.61	23	$28.72	$24.74	16
Corporate oil blend ($/bbl)	$39.31	$26.39	49	$38.59	$30.77	25
Natural gas liquids ($/bbl)	$42.80	$34.48	24	$40.68	$35.87	13
Natural gas ($/mcf)	$6.56	$5.62	17	$6.60	$6.63	-
Oil equivalent ($/boe)(1)	$39.50	$29.95	32	$39.12	$34.88	12
Netback ($/boe) before hedging	$22.33	$14.99	49	$22.18	$20.10	10
Netback ($/boe) after hedging	$16.58	$12.95	28	$16.31	$15.19	7

Midstream services and
marketing
Redwater throughput (bpd)	56,452	63,616	(11)	55,120	N/A	-
EBITDA (thousands)	$17,957	$10,242	75	$50,085	$10,242	389
(1) Provident reports barrels of oil equivalent production converting natural gas to oil on a 6:1 basis

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter 2004 results compared to the fourth quarter of 2003. Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management's Discussion and Analysis following later in this press release.

Consolidated cash flow from operations and cash distributions

(000s except for per unit data)	Three months ended December 31,
	2004	2003
Revenue, Cash Flow and Distributions		(Restated)
Revenue (net of royalties and non -hedging derivative instruments)	$369,435	$214,477
Cash flow from Operations	$58,371	$30,343
Per weighted average unit - basic[1]	$0.41	$0.63

Declared distributions	$52,064	$32,024
Per Unit[2]	$0.36	$0.39

Percent of cash flow distributed	89%	105%
[1] includes exchangeable shares
[2] excludes exchangeable shares

Fourth quarter 2004 cash flow was $58.4 million, 93 percent above the $30.3 million of cash flow recorded in the fourth quarter of 2003. COGP 2004 fourth quarter cash flow was $30.3 million, 40 percent above the $21.6 million recorded in the comparable 2003 quarter. The main driver for this increase was the 41 percent increase in production volumes. The Midstream business unit added $16.6 million to fourth quarter 2004 cash million, 90 percent above the $8.7 million recorded in the comparable 2003 quarter. The Midstream cash flow benefited from efficient operations, marketing opportunities and increased revenues associated with storage and distribution services. Cash flow from operations also reflects $11.5 million of USOGP cash flow with no comparative for the like 2003 quarter. Declared distributions in the fourth quarter of 2004 totaled $52.1 million, 89 percent of cash flow from operations. This compares to $32.0 million of declared distributions in 2003 that exceeded cash flow by five percent.

Comparative figures for cash flow from operations and cash flow per unit for the fourth quarter of 2003 have been restated to reflect the retroactive application of reclassifying the convertible debentures to debt and netting $3.0 million of debenture interest from cash flow from operations.

Net income
	Three months ended December 31,
(000s except per unit data)	2004	2003
		(Restated)
Net income	$39,179	$17,448
Per weighted average unit	$0.28	$0.22
- basic(1)
Per weighted average unit	$0.28	$0.22
- diluted(2)

(1) Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares. Net income available for distribution to unitholders in the basic and diluted per trust unit calculations has been reduced by interest on the convertible debentures.
(2) Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares and conversion of the convertible debentures.

Net income for the fourth quarter of 2004 increased 124 percent to $39.2 million compared to a $17.4 million of net income in the comparable 2003 quarter. The fourth quarter earnings reflect the impact of non-hedging derivative instruments on COGP results as well as significant income generated from the Midstream business unit.

The COGP business segment contributed $27.6 million of net income, $16.8 million above 2003 fourth quarter income of $9.8 million (as restated). The increase in the fourth quarter of 2004 highlights the impact of Accounting Guideline 13 "hedging relationships". The guideline contradicts the matching principal applied in accounting that requires revenues to be recognized with expenses incurred in a period. As a result of the guideline, $25 million of pre-tax COGP income was recorded due to the reduction in unrealized hedging losses (disclosed as financial derivative instruments recorded on the balance sheet in the quarter accompanied by twelve months of operations. In summary, the total hedging loss recorded at September 30 against nine months of operations totaled $97.8 million, including an unrealized loss of $47.1 million compared to $91 million of hedging loss booked against twelve months of operations including only $22.1 million of unrealized losses.

The Midstream unit contributed $11.1 million of net income in the fourth quarter of 2004, as compared to the $7.7 million of net income in the fourth quarter of 2003.

USOGP contributed $0.5 million of net income in the fourth quarter of 2004 with no comparative for 2003.

Comparative figures for fourth quarter 2003 net income have been restated to reflect the retroactive application of the new standard on accounting for convertible debentures that resulted in a reduction to net income of $3.6 million

Taxes
	Three months ended December 31,
($000s)	2004	2003

Capital taxes	$2,547	$887
Current and withholding taxes	664	-
Future income taxes recovery	$(10,000)	$(23,241)

Capital taxes in the fourth quarter totaled $2.5 million, an increase $1.6 million above the $0.9 million recorded in the fourth quarter of 2003. The increase reflects the impact the growth in our Canadian asset base has had on the paid up capital of Provident as well as the increase in the Saskatchewan resource surcharge that is sensitive to crude oil prices.

The current and withholding taxes total $0.7 million in the fourth quarter of 2004 with no comparative balance in the comparable 2003 quarter. These taxes arise from Provident's U.S based operations.

The 2004 fourth quarter future tax recovery of $10.0 million compares to a $23.2 million future tax recovery in the fourth quarter of 2003. A significant recovery occurred in the fourth quarter of 2003 due the determination of internal royalty charges that moved more projected future taxes into lower tax rate years, resulting in a larger recovery.

Interest expense

	Three months ended December 31,
($000s)	2004	2003

Interest on long-term bank debt	$3,734	$2,941
Interest on debentures	3,612	2,966
Total cash interest	7,346	5,907
Non-cash accretion and amortization on convertible
debentures	(292)	653
Total interest including accretion and amortization on
convertible debentures	$7,054	$6,560

Cash interest expense increased for the quarter as compared to the same quarter in 2003 due to the increase in the overall size of Provident, with commensurate increases in debt levels. Accretion and amortization on convertible debentures has resulted from Provident early adopting and reclassifying the bulk of its subordinated convertible debentures to long-term debt and an additional portion to equity. The accounting treatment for these non-cash amounts is more fully discussed in the year over year section of Management's Discussion and Analysis.

Commodity Price Risk Management Program (CPRMP)

In the fourth quarter of 2004 the opportunity cost of hedging amounted to $18.3 million compared to $4.9 million of costs in the comparable quarter in 2003.

The COGP business unit recorded a fourth quarter 2004 opportunity cost of $16.5 million on crude oil ($ 11.35 per barrel) and an opportunity cost of $2.0 million on natural gas ($0.25 per mcf), compared to an opportunity cost of $3.9 million for crude oil ($3.12 per barrel) and an opportunity cost of $1.0 million for natural gas ($0.16 per mcf) in the comparable quarter in 2003.

The USOGP business unit recorded an opportunity cost of $0.1 million ($0.18 per barrel) in the quarter, all related to crude oil with no comparative figure for 2003.

The Midstream business unit recorded a gain of $0.3 million in the quarter primarily on propane and ethane price stabilization hedging activities. The Midstream unit did not have any hedging activity for the fourth quarter of 2003.

Foreign exchange hedges have been allocated to the commodity the hedge related to at the initiation of the transaction.

Provident's Commodity Price Risk Management Program is more fully discussed in the year over year section of Management's Discussion and Analysis.

COGP segment review

Crude oil price

COGP	Three months ended December 31,
			%
($ per bbl)	2004	2003	change

Oil per barrel
WTI (US$)	$48.27	$31.18	55
Exchange rate (from US$ to Cdn$)	$1.21	$1.32	(8)
WTI expressed in Cdn$	$58.41	$41.16	42
Corporate realized crude oil and natural gas liquids price before hedging (Cdn$)	$35.86	$27.02	33
Corporate realized light/medium oil price before hedging (Cdn$)	$42.00	$32.79	28
Corporate realized heavy oil price before hedging (Cdn$)	$25.33	$20.61	23
Corporate realized natural gas liquids price before hedging (Cdn$)	$42.66	$34.48	24

Provident's realized oil and natural gas liquids price, prior to the impact of hedging, increased by 33 percent to $35.86 per barrel in the fourth quarter of 2004 compared to $27.02 per barrel in the fourth quarter of 2003. The 2004 increase related to a higher US$ WTI crude oil price offset by a stronger Canadian Dollar.

For 2004, the 55 percent increase in WTI did not lead to a commensurate increase in Provident's realized oil and natural gas liquids price, prior to the impact of hedging, as Provident's price was eroded by the stronger Canadian dollar partially offset by a decreased percentage of production of lower priced heavy oil. Fourth quarter heavy oil production as a percentage of total crude oil and natural gas liquids production in 2004 was 37 percent compared to 48 percent of total crude oil and natural gas liquids production in the comparable 2003 quarter. The decrease in the year over year percentage of heavy oil production was mainly due to the effect of the Viracocha and Olympia acquisitions, and drilling results.

Natural gas price

COGP	Three months ended December 31,
	2004	2003	%
			change

AECO (Cdn$) per mcf	$7.07	$5.59	32
Gas revenue per mcf (1)(Cdn$)	$6.53	$5.62	16

(1) Excluding the effects of the commodity price risk management program

Provident's realized natural gas price, excluding hedges, increased 16 percent in the fourth quarter of 2004 as compared to the fourth quarter of 2003.

Production

COGP	Three months ended December 31,
	2004	2003	%
			Change

Daily production
Crude oil - Light/Medium (bpd)	9,281	6,454	44
- Heavy (bpd)	6,536	7,151	(9)
Natural gas liquids (bpd)	1,746	1,145	52
Natural gas (mcfd)	85,803	68,657	25
Oil equivalent (boed) (1)	31,864	26,193	22

The 2004 fourth quarter 22 percent increase in daily production to 31,864 boed compared to 26,193 boed in the fourth quarter of 2003 reflects the acquisition of Olympia and Viracocha to the COGP production base as well as drilling and optimization activities offset by natural production declines.

Revenue and royalties

Revenue figures are presented net of transportation expense.

COGP	Three months ended December 31,
	2004	2003	%
			Change
Oil
Revenue	$51,125	$33,034	55
Cash hedging	(16,511)	(3,910)	(322)
Royalties (net of ARTC)	(10,230)	(6,475)	(58)
Net revenue	$24,384	$22,649	8
Net revenue (per barrel)	$16.41	$18.09	(9)
Royalties as a percentage of revenue	20.0%	19.6%	2

Natural gas
Revenue	$51,637	$35,724	46
Cash hedging	(2,001)	(925)	(119)
Amortization of deferred hedging	-	(84)	-
Royalties (net of ARTC)	(11,107)	(7,237)	(53)
Net revenue	$38,529	$27,478	40
Net revenue (per mcf)	$4.95	$4.35	14
Royalties as a percentage of revenue	21.5%	20.3%	6

Natural gas liquids
Revenue	$6,852	$3,630	89
Royalties	(1,464)	(888)	(65)
Net revenue	$5,388	$2,742	96
Net revenue (per barrel)	$33.54	$26.04	29
Royalties as a percentage of revenue	21.4%	24.5%	(13)

Total
Revenue	$109,614	$72,388	51
Cash hedging	(18,512)	(4,835)	(283)
Amortization of deferred hedging	-	(84)	-
Royalties (net of ARTC)	(22,801)	(14,600)	(56)
Net revenue	$68,301	$52,869	29
Net revenue per boe	$23.03	$21.94	5
Royalties as a percentage of revenue	20.8%	20.2%	3

Quarter over quarter COGP production revenue has increased by 51 percent to $109.6 million from $72.4 million in 2003. The increase incorporates the 22 percent increase in production volumes, and a 55 percent increase in WTI crude oil price partially offset by wider differentials in the quarter. Royalties as a percentage of revenue have remained relatively constant at 20.8 percent compared to 20.2 percent for the like quarter in 2003. Net revenue at $68.3 million is 29 percent above the $52.9 million recorded in fourth quarter 2003. This reflects the increase in production volumes and crude oil prices offset by a $13.7 million increase in costs associated with hedging activities.

Production expenses

COGP	Three months ended December 31,
($000s except per boe amounts)	2004	2003	% change
Production expenses	$26,431	$21,653	22
Production expenses (per boe)	$9.02	$8.99	-

Fourth quarter production expenses increased 22 percent to $26.4 million from $21.7 million in fourth quarter of 2003. The increase coincides with the equivalent increase in production volumes. On a boe basis quarter over quarter production expenses are flat. This recognizes the increase in production volumes absorbing the fixed cost component of operating costs over a greater volume of barrels of oil equivalent production offset by an increase in industry costs driven by high commodity prices.

General and administrative

The following table does not incorporate the COGP portion of non-cash general and administrative expenses associated with Provident's unit option plan. Fourth quarter non-cash general and administrative expenses for COGP totaled $0.9 million.

COGP	Three months ended December 31,
	2004	2003	%
($000s except per unit data)		Change

Cash general and administrative	$3,918	$4,244	(8)

Cash general and administrative per boe	$1.34	$1.76	(24)

Cash general and administrative expenses for COGP in the fourth quarter decreased eight percent to $3.9 million from $4.2 million recorded in the 2003 comparable quarter. On a boe basis the cash general and administrative expenses recorded in fourth quarter 2004 decreased 24 percent to $1.34 from $1.76 in the fourth quarter of 2003. For the fourth quarter of 2004 both the absolute dollars and the per boe charges incorporate a reclassification of overhead and certain direct charges that should have been recorded as expenses in the Midstream and USOGP business units in prior quarters.

Operating netback

COGP	Three months ended December 31,
	2004	2003	%
			change
Netback per boe
Gross production revenue	$37.29	$30.04	24
Royalties (net of ARTC)	(7.78)	(6.06)	28
Operating costs	(9.02)	(8.99)	-
Field operating netback	20.49	14.99	37

Realized loss on cash hedging	(6.32)	(2.01)	214
Operating netback after hedging	$14.18	$12.98	9

The fourth quarter 2004 field operating netback of $20.49 per boe was 37 percent above the $14.99 per boe in the same quarter in 2003. The increased field operating netback in the fourth quarter of 2004 reflects a higher WTI crude oil benchmark partially offset by wider differentials as well as a significant shift in Provident's production mix to include a greater weighting towards natural gas and lighter grades of crude oil. Operating netbacks after hedging increased by only eight percent to

$14.18 from $12.98 reflecting the fourth quarter opportunity cost due to hedging of $6.32 per boe compared to $2.01 in the comparable quarter in 2003.

Capital expenditures

COGP	Three months ended December 31,
($000s)	2004	2003

Lloydminster	$4,799	$1,469
West central and southern Alberta	8,413	3,298
Southeast and southwest Saskatchewan	8,201	1,894
Office and other	185	891
Total additions	$21,598	$7,552

Dispositions (1)	$6,603	$-

(1) Includes $3.0 million of non cash proceeds.

Provident spent $21.6 million during the fourth quarter of which $4.8 million was spent in the Lloydminster core area drilling wells and optimizing production through pump upgrades. Operated and non-operated drilling projects combined with re-completion and facility projects accounted for $8.4 million of spending in west central and southern Alberta. The Company also spent $8.2 million in southeast and southwest Saskatchewan on shallow gas development, several re-completion projects, facility work and land purchases.

Provident experienced weather related delays on capital projects throughout the fourth quarter of 2004. Planned capital expenditures of approximately $5.9 million have been deferred to 2005.

Provident spent $7.6 million in the fourth quarter of 2003 on various drilling, recompleting, optimization and facility projects.

U.S. OGP segment

The USOGP business unit incorporates activities from Provident's subsidiary, Breitburn Energy LP (Breitburn), an oil and gas exploitation and production business based in Los Angeles, California. Breitburn was purchased June 15, 2004 and, therefore there are no fourth quarter comparative figures for 2003.

Crude oil price

($ per bbl)	Three months ended December 31,
USOGP	2004
USOGP realized crude oil and natural gas liquids price before hedging
(Cdn$)	$52.59

The USOGP crude oil production, represents 94 percent of the production mix and is primarily light, sweet crude which attracts prices with a very small ($0.60 per barrel) differential to benchmark prices.

Production

Three months ended December 31,
USOGP	2004
Daily production
Crude oil - Light/Medium (bpd)	4,730
Natural gas liquids (bpd)	24
Natural gas (mcfd)	1,536
Oil equivalent (boed) (1)	5,010
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased 1,441 boe per day in the fourth quarter of 2004 when compared to the third quarter of 2004. The increase is primarily attributable to the Orcutt acquisition which added 1,425 boe day for the period October 4 to December 31, 2004. The exit production rate for 2004 was approximately 5,200 boe per day.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.3 million) on behalf of third parties.

USOGP	Three months ended December 31,
($000s except per unit data)	2004
Oil
Revenue	$23,212
Realized loss on non-hedging derivative instrument	(81)
Royalties	(2,041)
Net revenue	$21,090
Net revenue (per barrel)	$40.46
Royalties as a percentage of revenue	8.8%

Natural gas
Revenue	$1,134
Realized loss on non-hedging derivative instrument	-
Royalties	-
Net revenue	$1.134
Net revenue (per mcf)	$6.56
Royalties as a percentage of revenue	-

Natural gas liquids
Revenue	$118
Royalties	-
Net revenue	$118
Net revenue (per barrel)	$52.23
Royalties as a percentage of revenue	-

Total
Revenue	$24,464
Realized loss on non-hedging derivative instrument	(81)
Royalties	(2,041)
Net revenue	$22,342
Net revenue per boe	$41.35
Royalties as a percentage of revenue	8.3
Note: the above figures are presented net of transportation expenses.

Production expenses

USOGP	Three months ended
December 31,
($000s) except per unit amounts	2004
Production expenses	$6,989
Production expenses (per boe)	$15.16

Production expenses were higher than expected in the period fourth quarter of 2004 due to less than expected incremental production from drilling activities as well as the continued increase in the cost of goods and services driven by the high commodity price environment. Operating costs were also impacted by a number of higher operating cost crude oil wells that were returned to production to take advantage of high crude oil prices

When compared to the third quarter of 2004, operating costs have decreased by $0.66 per boe, or 4 percent, due to the fixed cost component of the operating costs being spread out over more barrels.

General and administrative

USOGP	Three months ended December 31,
($000s) except per unit amounts	2004
Cash general and administrative	$2,264
Cash general and administrative per boe	$4.91

Cash general and administrative expenses in the fourth quarter at $2.3 million or $4.91 per boe include additional expenses for costs that were not adequately accrued from acquisition date to September 30, 2004.

Operating netback

USOGP	Three months ended December 31,
($ per boe)	2004
Netback
Gross production revenue	$53.08

Royalties	(4.43)
Operating costs	(15.16)
Field operating netback	33.49

Cash hedging	(0.18)
Operating netback after hedging	$33.31

Operating netbacks in the fourth quarter of 2004 remain strong driven by high commodity prices partially offset by increased operating costs.

Income taxes and cash taxes

USOGP	Three months ended December 31,
($000s)	2004

Current and withholding taxes	$718

Current and withholding taxes include current US federal and state income taxes as well as accrued or paid US withholding taxes on payments that have been or will be made from Breitburn Energy LP to Provident.

Capital expenditures

USOGP capital expenditures for the fourth quarter of 2004 totaled $63.1 million. This includes $58.5 million for the Orcutt property acquisition, $3.1 million to increase Breitburn's working interest in certain wells at West Pico and Sawtelle, and $1.5 million on drilling, optimization and facility upgrades at West Pico and Santa Fe Springs. Optimization capital was partially focused at returning previously uneconomic wells to production to take advantage of the high commodity price environment.

Midstream services and marketing

The fourth quarter of 2004 results for the Midstream services and marketing business unit reflected in EBITDA, cash flow and net income benefited from efficient operations, marketing opportunities and increased revenues associated with storage and distribution services. Fourth quarter 2004 EBITDA of $18.5 million increased 83 percent from $10.1 million in the year ago quarter. Cash flow for the fourth quarter of 2004 quarter was $16.6 million 89 percent above the $8.8 million for the fourth quarter 2003. Fourth quarter net income at $11.1 million was 44 percent above the $7.7 million of net income recorded in the fourth quarter of 2003.

Consolidated cash flow from operations and cash distributions

	Year ended December 31,
($ 000s, except per unit data)	2004	2003
Revenue, Cash Flow and Distributions		(Restated)
Revenue (net of royalties and non-hedging derivative instruments
- see Note 7 of the financial statements)	$1,109,857	$406,329

Cash flow from operations before changes in working capital
and site restoration expenditures	$185,246	$128,365
Per weighted average unit - basic[1]	1.59	1.88
Per weighted average unit - diluted[1]	1.59	1.88
Declared distributions	$164,628	$129,612
Per Unit - actual[2]	1.44	2.06
Percent of cash flow distributed	89%	101%
[1] includes exchangeable shares
[2] excludes exchangeable shares

For the year ended December 31, 2004, cash flow increased 44 percent or $56.9 million to $185.2 million from $128.3 million for 2003 (per unit in 2004 - $1.59 in 2003 - $1.88). COGP generated $121.1 million, USOGP $21.5 million, and Midstream $42.6 million of cash flow during 2004.

During 2003 COGP generated cash flow of $119.6 million, while Midstream, owned only for the fourth quarter of 2003, generated cash flow of $8.8 million and there was no USOGP comparative.

A full year of results from the Midstream business unit accounted for $33.8 million of the increase in cash flow. Combined oil and gas operations contributed $23.1 million of the cash flow increase a result of a 14 percent increase in oil and gas production combined with higher crude oil prices largely offset by opportunity costs associated with the Commodity Price Risk Management Program. Opportunity costs under the Commodity Price Risk Management Program include a $3.2 million cost for Midstream as well as an increase in 2004 for the oil and gas production business segments to $5.78 per boe from $4.91 per boe in 2003. Per trust unit, the cost decreased to $0.59 per unit in 2004 from $0.71 in 2003 ($68.9 million and $48.9 million respectively).

Declared distributions in 2004 totaled $164.6 million, 89 percent of cash flow from operations. This compares to $129.6 million of declared distributions in 2003 that exceeded cash flow by one percent. Provident's objective in 2005 is to distribute between 80 and 95 percent of cash flow as distributions to unitholders.

Management uses cash flow (before changes in non-cash working capital and site restoration expenditures) to analyze operating performance. Provident also reviews cash flow in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed. Historically Provident has paid out between 89 percent and 102 percent of its annual cash flow as distributions to unitholders.

Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2004
January 22, 2004	February 13, 2004	$0.12	$0.09
February 19, 2004	March 15, 2004	0.12	0.09
March 19, 2004	April 15, 2004	0.12	0.09
April 20, 2004	May 14, 2004	0.12	0.09
May 19, 2004	June 15, 2004	0.12	0.09
June 18, 2004	July 15, 2004	0.12	0.09
July 20, 2004	August 13, 2004	0.12	0.09
August 20, 2004	September 15, 2004	0.12	0.09
September 20, 2004	October 15, 2004	0.12	0.09
October 20, 2004	November 15, 2004	0.12	0.09
November 19, 2004	December 15, 2004	0.12	0.10
December 20, 2004	January 15, 2005	0.12	0.10

2004 Cash Distributions paid as declared		$1.44	$1.10

2003 Cash Distributions paid as declared		$2.06	$1.47
2002 Cash Distributions paid as declared		$2.03	$1.29
2001 Cash Distributions paid as declared - March 2001 - December 2001		$2.54	$1.64

Inception to December 31, 2004 - Distributions paid as declared		$8.07	$5.50

*exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes 2004 distributions were determined to be 71 percent taxable and 29 percent a tax deferred return of capital in the hands of Canadian unitholders. The 2003 comparables were 59 percent and 41 percent respectively. Distributions received by U.S. resident unitholders in 2004 are classified as 83 percent qualified dividend and 17 percent tax deferred return of capital. The 2003 comparables were 73 percent and 27 percent respectively. In both the Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Net income
	Year ended December 31,
(000s, except per unit data)	2004	2003
		(Restated)
Net income	$21,682	$23,439
Per weighted average unit
- basic(1)	$0.19	$0.34
Per weighted average unit
- diluted(2)	$0.19	$0.34
(1) Based on weighted average number of trust units outstanding plus the number of trust units that would be issued upon conversion of exchangeable shares.
(2) Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares, conversion of the convertible debentures and pursuant to the unit option plan.

	Year ended December 31,
($000s)	2004	2003
		(Restated)
COGP net income (loss)	$(20,551)	$15,728
USOGP net income	9,699	-
Total oil and gas net income	(10,852)	15,728
Midstream net income	32,534	7,711

Net income	$21,682	$23,439

For the year ended December 31, 2004, consolidated earnings of $21.7 million resulted from Midstream and Marketing and USOGP net income of $32.5 million and $9.7 million, respectively, offset by a $20.6 million loss in COGP.

Net income of $32.5 million in the Midstream business unit reflects a full year of successful operations incorporating Provident's strategy of achieving a lower risk cash flow stream and the operational efficiencies achieved by Provident's Midstream unit. The segment has not been materially impacted by any year over year changes in accounting policies.

The net combined loss for the year for COGP and USOGP of $10.9 million compares to net income in 2003 of $15.7 million. Comparability to prior years is difficult largely due to the implementation of CICA Accounting Guideline 13, "Hedging relationships" and no comparative figures for USOGP from 2003. Provident did not apply hedge accounting to the Commodity Price Risk Management Program and therefore has marked to market the outstanding derivatives at each quarter end throughout the year. As discussed in the quarter over quarter analysis, this has had a significant effect on quarterly reporting of net income. In addition, under accounting guideline 13, Provident's January 1, 2004 mark to market opportunity cost position of $25.1 million was set up as a deferred derivative loss to be amortized as a non-cash expense over the life of those derivatives. Amortization of this amount during 2004 resulted in a further non-cash charge of $23.0 million in 2004. The combined net non-cash pre-tax charge for the year ended December 31, 2004, attributed to accounting guideline 13 was $22.1 million. On an after tax basis the impact was $13.6 million for the year ended December 31, 2004. In future periods, the non-cash mark to market expense or recovery (recorded as loss or gain on non-hedging derivative instruments) may be significant depending on Provident's derivative portfolio and the change in market prices during those periods.

In 2003 consolidated net income of $23.4 million was generated by COGP net income of $15.7 million and Midstream income of $7.7 million. COGP income was reduced by an $18.6 million non-cash charge associated with the management internalization offset by a $55.1 million future tax recovery that resulted from changes to Canadian tax legislation. Further, the 2003 comparative figures for net income have been restated for the retroactive application of the reclassification of debentures to long-term debt resulting in an increase in interest expense and amortization of debt issue costs.

Taxes

	Year ended December 31,
($ 000s)	2004	2003

Capital taxes	$5,921	$3,332
Current and withholding taxes	1,282	-
Future income taxes (recovery)	(40,577)	(56,478)
	$(33,374)	$(53,146)

Future income taxes arise as a result of the difference between the accounting and tax bases of the operating companies and subsidiaries. Payments to the Trust by these subsidiaries are deductible for income taxes. The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust. The 2004 future income tax recovery of $40.6 million compares to a $56.5 million recovery for the comparable 2003 period. In 2004, the year to date recovery reflects the losses recorded due to Accounting Guideline 13 in respect of hedging relationships. Recoveries in both years reflect the deductibility of payments to the Trust by the operating companies and subsidiaries. The recovery reported in 2003 reflects the federal tax rate reduction from the 2003 federal budget that reduced federal tax rates on resource profits in future years. Capital taxes include the Saskatchewan Resource surcharge and federal and provincial large corporation taxes. Current and withholding taxes reflect U.S. taxes that are incurred on operations associated with Provident's June 15, 2004 acquisition of U.S. based BreitBurn Energy. U.S. operations are subject to U.S. federal and state income taxes. Payments from U.S. entities to Canadian entities are subject to withholding taxes if the distributions are characterized by U.S. tax authorities as income or interest.

Interest expense

	Year ended December 31,
($ 000s, except per unit data)	2004	2003

Interest on bank debt	$11,816	$9,733
Weighted-average interest rate on bank debt	3.96%	4.30%

Interest on 10.5% convertible debentures	5,226	5,687

Interest on 8.75% convertible debentures	6,421	1,654

Interest on 8.0% convertible debentures	2,153	-

Total cash interest	25,616	17,074
Weighted average interest rate on all long-term debt	6.05%	4.86%

Non -cash accretion and amortization - convertible debentures
Accretion expense	1,373	1,797
Amortization of deferred debt issue costs	1,435	817

Total interest including accretion and amortization on convertible
debentures	$28,424	$19,688

Interest expense increases for the year reflect corporate growth.

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860, ("HB 3860"), "Financial Instruments - presentation and disclosure", for finanical instruments that may be settled at the issuer's option in cash or its own equity. The revised standard requires the Trust to classify proceeds from convertible debentures issued in 2002, 2003 and 2004 as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligation in exchange for the trust units.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into trust units is an embedded conversion option.

On July 6, 2004 the Trust issued $50.0 million of unsecured subordinated convertible debentures ($48.0 million net of issue costs) with an 8.0 percent coupon rate maturing July 31, 2009. Issue costs have been classified as deferred financing charges. These financing charges are amortized to income on a straight line basis. The debentures may be converted into trust units at the option of the holder at a conversion price of $12.00 per trust unit prior to July 31, 2009, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at $48.1 million which is fair value under accounting rules. The difference between the fair value and proceeds of $1.9 million was recorded as equity.

On September 30, 2003 the Trust issued $75 million of unsecured subordinated convertible debentures ($71.8 million net of issues costs) with an 8.75 percent coupon rate maturing December 31, 2008. Issue costs have been classified as deferred financing charges. These financing charges are amortized to income on a straight line basis. The debentures may be converted into trust units at the option of the holder at a conversion price of $11.05 per trust unit prior to December 31, 2008, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $70.6 million. The difference between the fair value and proceeds of $4.4 million was recorded as equity.

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. Issue costs have been classified as deferred financing charges. These financing charges are amortized to income on a straight line basis. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15, 2007, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $60.6 million. The difference between the fair value and proceeds of $3.8 million was recorded as equity.

Financial instruments

Commodity price risk management program

For the year ended December 31, 2004 an opportunity cost of $68.9 million was recorded due to the Commodity Price Risk Management Program with $65.7 million related to the combined oil and gas operations and $3.2 million associated with the midstream business unit.

In the oil and gas business units the hedging cost associated with crude oil totaled $55.3 million ($9.03 per barrel) and $10.4 million related to natural gas ($0.37 per mcf), combined total was $65.7 million or $5.78 per boe. This loss includes gains of $3.3 million realized on heavy oil differential contracts. In 2003 the program recorded an opportunity cost of $48.9 million or $4.91 per boe with $23.9 million related to crude oil ($4.77 per barrel) and $25.0 million related to natural gas ($0.92 per mcf).

In 2004 the Midstream business unit recorded an opportunity cost of $3.2 million primarily on propane and ethane price stabilization hedging activities with no comparative for 2003.

Realized gains and losses on foreign exchange contracts which fixed the exchange rates on foreign currency contracts related to the commodity price management program have been presented in the hedging totals of the commodities to which the foreign exchange contract related at the time of entering the contract.

On a per trust unit basis the opportunity cost of the Commodity Price Risk Management Program decreased to $0.59 per trust unit in 2004 from $0.71 per trust unit in 2003.

At December 31, 2004 the mark to market value of open contracts was in a loss position of $24.5 million based on commodity prices prevailing at that date. This amount has been reflected in the financial statements of the Trust pursuant to Accounting Guideline 13 and Emerging Issues Committee Abstract 128 in respect of accounting for financial instruments.

Provident's Commodity Price Risk Management Program (the "Program") involves a disciplined hedging strategy that utilizes derivative instruments to assist with more predictable and stable cash distributions. The hedging strategy protects a percentage of production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment. It provides protection for pricing margin and inventory values associated with the midstream and marketing business lines. As well, the strategy reduces Foreign Exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

We expect continued commodity price volatility in 2005; as a result Provident will continue to execute the Program. The financial instruments used to hedge our cash flows will enable Provident to participate to a greater degree in a rising price market and should somewhat protect distributions should commodity prices weaken.

The hedging instruments the Trust uses include puts, costless collars, participating swaps, fixed and indexed referenced pricing.

Acquisitions

Provident completed three major corporate acquisitions during 2004. On June 1, 2004 Provident closed the concurrent acquisitions of Olympia Energy Inc, and Viracocha Energy Inc. by way of amalgamations with Provident Energy Ltd. On June 15, 2004, Provident acquired 92 percent of BreitBurn Energy LLC (BreitBurn), a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, U.S.A. The three acquisitions added $486.5 million to property plant and equipment and $228.5 million to goodwill. Other asset and liability accounts were also assigned values. In total, 39.2 million units were issued to finance the three acquisitions for ascribed values and cash totaling $434.9 million, 2.7 million exchangeable shares were issued for ascribed values totaling $30.2 million and $50.0 million of convertible unsecured subordinated debentures were issued as part of the BreitBurn financing. The transactions have all been accounted for using the purchase method.

On October 4, 2004, Provident, through BreitBurn, closed the acquisition of certain properties in California (the Orcutt field) for $58.5 million. Provident funded this acquisition for the Breitburn partnership and as a result increased its investment ownership in BreitBurn by 2.2 percent to a total of 94.2 percent.

On March 2, 2005, Provident, through Breitburn, acquired Nautilus Resources, LLC (Nautilus) for C$95.8 million (US$75million). Nautilus is a U.S. private company with operations focused in the Big Horn and Wind River Basins of Wyoming. Nautilus is currently producing approximately 2,300 barrels of oil equivalent per day consisting of 99 percent crude oil and one percent natural gas. The BreitBurn team has experience in the Wyoming basins through their discovery and exploitation of their Lost Dome field that is located near Nautilus' assets.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, Goodwill arose from the acquisitions of Richland

Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $122.0 million in 2004. Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs. Provident engaged an independent accounting firm to assist in performing an impairment test at year end. The impairment test includes, amongst other variables, a comparison of the net book value of the Trust's assets to the market value of the Trust's equity. Goodwill is not amortized.

Liquidity and capital resources

	December 31,
($ 000s)	2004	2003
Long-term debt	$432,206	$356,573
Working capital (surplus)/deficit	38,677	(18,552)
Net debt	470,883	338,021

Equity (at book value)	1,044,969	564,174

Total capitalization at book value	$1,515,852	$902,195

Net debt as a percentage of total book value capitalization	31%	37%

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident's working capital position is impacted by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at December 31, 2004 Provident had drawn on 64 percent of its term credit facility of $410.0 million as compared to 71 percent drawn on its $335.0 million term credit facility as at December 31, 2003. The increase in the level of bank debt was due to the increase scale of operations primarily due to acquisitions. The reduced percentage of the credit facilities drawn reflects the reduced leverage on the balance sheet. Provident has grown significantly in 2004 and financed the majority of 2004 acquisitions with equity. The change in accounting policy reclassified convertible debentures to long-term debt, excluding a minor equity component. This accounting change is more fully discussed in the interest expense section above.

At December 31, 2004 Provident had letters of credit guaranteeing Provident's performance under certain commercial and other contracts that totaled $31.0 million, increasing bank line utilization to 72 percent. The guarantees are associated with the Midstream business unit and at December 31, 2003 totaled $12.3 million.

Provident's working capital decreased by $57.2 million as at December 31, 2004. Of this amount $22.4 million was due to incorporating balance sheet accounts for unrealized hedging losses as required by the implementation of Accounting Guideline 13, "Hedging Relationships" and EIC 128 (see changes in accounting policy in this MD&A), a $7.1 million decrease in petroleum product inventory, and a $7.0 million increase in declared distributions payable while the balance was due to changes in other accounts reflecting the increased scale of activities including capital activities.

Fourth quarter cash flow in 2004 was $58.4 million. The ratio of debt to annualized fourth quarter cash flow was 1.85 to one, as compared to fourth quarter annualized debt to cash flow in 2003 of 2.9 to one.

Trust units and exchangeable shares

In 2004, the Trust issued 1.6 million units (conversion amount $15.3 million) on conversion of exchangeable shares to units and issued 0.1 million units for the quarter (year ended December 31, 2003 - 5.7 million units with a conversion amount of $55.5 million). The Trust also issued 11,378 units on conversion of convertible debentures and 0.6 million units pursuant to the stock option plan. Details of these issues are outlined in the notes to the financial statements. 1.9 million units were issued or are to be issued resulting from Provident's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) program (proceeds of $19.9 million) (year ended December 31, 2003 - 2.6 million units for proceeds of $27.4 million).

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a January 22, 2004 public offering. Proceeds from the issue were initially used to pay down Provident's bank debt and throughout 2004 have been used to finance the company's 2004 capital budget.

On June 1, 2004 the Trust issued 13.4 million units (at an ascribed value of $152.9) and a further 12.8 million units (at an ascribed value of $145.7 million) as part of the consideration to acquire the outstanding shares of Olympia Energy Inc. and Viracocha Energy Inc. respectively. 1.325 million exchangeable shares of Provident Energy Ltd. were issued pursuant to each transaction as well for a total of 2.65 million additional exchangeable shares. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2006, subject to extension at the option of the Offeror. The exchange ratio for these shares is calculated with reference to the distributions.

On July 6, 2004 the Trust issued 13.1 million units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) pursuant to a June 17, 2004 public offering. Proceeds from the issue applied to pay down the bridge financing used in the BreitBurn Energy LLC acquisition.

On October 4, 2004 the Trust closed a bought deal issuing 11.48 million units at $10.95 per unit for net proceeds (after underwriters' fees) of $119.4 million. Proceeds were used to fund the Orcutt acquisition ($58.5 million) and to repay bank debt.

At December 31, 2004 management and directors held approximately 1.6 percent of the outstanding units and exchangeable shares.

Non-controlling interest

Non-controlling interest arose from Provident's June 15, 2004 acquisition of 92 percent of BreitBurn Energy of Los Angeles, California. The founders of BreitBurn Energy beneficially own the non-controlling interest, which share in earnings or losses of BreitBurn. The non-controlling interest is reduced by distributions.

Year ended December 31,
($ 000s)	2004
Opening non-controlling interest, June 15, 2004	$13,690
Non-controlling interest in earnings for the period	923
Distributions to non-controlling interest holders	(964)
Closing non-controlling interest, December 31, 2004	$13,649

Additional investments by Provident in BreitBurn Energy LP have reduced the non-controlling interest percentage at December 31, 2004 to approximately 5.8 percent.

Capital expenditures and funding

	Year ended December 31,
($ 000s)	2004	2003
Capital Expenditures and Funding
Capital Expenditures
Capital expenditures and reclamation fund contributions	$(79,165)	$(34,120)
Property acquisitions	(72,745)
Corporate acquisitions	(173,657)	(299,002)
Property dispositions	10,717	9,947
Net capital expenditures	$(314,850)	$(323,175)

Funded By

Cash flow net of declared distributions to unitholders and non-controlling interest	$19,654	$(1,247)
Proceeds of bridge financing	158,184	-
Repayment of bridge financing	(158,184)	-
Issue of convertible debentures, net of cost	48,000	71,800
Issue of trust units, net of cost; excluding DRIP	301,110	192,854
DRIP proceeds	19,866	27,408
Reimbursement for leasehold improvements	-	1,437
Change in working capital	3,307	(18,377)
Increase (decrease) in bank debt	(77,087)	49,300
	$314,850	$323,175
Note: The above table does not include the amount attributed to acquisitions where consideration was paid by issuing units of the trust or non-cash consideration received for dispositions.

Capital expenditures were funded by a combination of DRIP proceeds, proceeds received on non-core property dispositions, cash flow, equity, exchangeable shares and debt. Provident's strategy is to fund acquisitions by accessing the capital markets and to fund capital expenditures through DRIP and other equity if needed.

Net asset value

Provident's net asset value ("NAV")as at December 31, 2004, is summarized in the table below. The NAV is calculated on a fully diluted basis, which includes exchangeable shares and unit options, and is presented at eight percent and ten percent discounted cash flow cases. The pricing used at both December 31, 2004 and December 31, 2003 is derived from the McDaniel's report.

($000s except per unit data)	PV 8%	PV 10%
Net Asset Value:
Present value of proved plus probable oil and natural
gas reserves(1)	$1,248,161	$1,134,555
Midstream assets	451,869	387,360
Add:
Land(3)(4)	71,652	71,652
Proceeds from Options	57,252	57,252
Cash Reserved for Future Reclamation	1,454	1,454
Investments	3,000	3,000
Less:
Financial Hedging Losses	(22,498)	(22,295)
Long Term Debt	(432,206)	(432,206)
Working (Deficiency) Capital	(38,677)	(38,677)
Minority Interest	(13,649)	(13,649)

Consolidated Provident Net Asset Value	$1,326,358	$1,148,446

Consolidated Provident Net Asset Value per Unit	$8.78	$7.61

2003 comparatives
Consolidated Provident Net Asset Value per Unit	$6.41	$5.55

(1) Evaluated by McDaniel,s, NSA and CGA ; pricing is McDaniel pricing effective December 31, 2004

(2) The Midstream assets represent a discounted cash flow stream (EBITDA less maintenance capital) of $39.7 million for 25 years

(3) Canadian land holdings evaluated by Seaton Jordan & Associates Ltd. effective December 31, 2004

(4) U.S. land holdings are included at the market value assigned at the date of acquisitions

Asset retirement obligation

	Year ended December 31,
($ 000s)	2004	2003
Carrying amount, beginning of period	$33,182	$32,645
Oil and gas corporate acquisitions	12,171	-
Change in estimate	(2,429)	-
Increase in liabilities incurred during the period	166	519
Settlement of liabilities during the period	(4,971)	(2,153)
Accretion expense	2,387	2,171
Carrying amount, end of period	$40,506	$33,182

The asset retirement obligation (ARO) increased by $7.3 million to $40.5 million during 2004. The Trust's asset retirement obligation is based on the Trust's net ownership in wells, facilities and the midstream assets and represents management's estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $130.4 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 20 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $26.1 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the Midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement from the balance sheet date of these obligations is expected to occur over 30 to 35 years.

Non-cash general and administrative

Non-cash general and administrative includes expenses or recoveries associated with Provident's unit option plan. Provident accounts for the unit option plan using the fair value of the option, at the time of issue. Compensation expense associated with the options is deferred and recognized in earnings over the vesting period of the options. Provident recorded an expense of $1.8 million for the year ended December 31, 2004 (2003 -$1.3 million).

Canadian OGP business unit (COGP)

Crude oil price

The following prices are net of transportation expense.

($per bbl)	Year ended December 31,
COGP	2004	2003	% Change
Oil per barrel
WTI (US$)	$41.43	$31.02	34
Exchange rate (from US$ to Cdn$)	$1.30	$1.41	(8)
WTI expressed in Cdn$	$53.86	$43.74	23

COGP realized crude oil and natural gas liquids price before hedging (Cdn$)	$36.81	$30.77	20

COGP realized light/medium oil price before hedging (Cdn$)	$42.79	$36.02	19

COGP realized heavy oil price before hedging (Cdn$)	$28.72	$24.74	16

COGP realized natural gas liquids price before hedging (Cdn$)	$40.61	$35.87	13

For the year ended December 31, 2004 Provident's pre-hedged oil and natural gas liquids price increased by 20 percent to average $36.81 compared to $30.77 in 2003. This reflects a 34 percent increase in the U.S. dollar denominated WTI partly offset by the increase in value of the Canadian dollar versus the U.S. dollar, and significantly increased differentials between WTI and realized heavy oil prices.

Natural gas price

The following prices are net of transportation expense.

($per mcf)	Year ended December 31,
COGP	2004	2003

AECO monthly index (Cdn$) per mcf	$6.79	$6.69
Corporate natural gas price per mcf
before hedging (Cdn$)	$6.59	$6.63

For 2004 the per mcf pre-hedged natural gas price of $6.59 received by Provident was comparable to the $6.63 per mcf received in 2003.

Production

	Year ended December 31,
COGP	2004	2003	% Change
Daily production
Crude oil - Light/Medium (bpd)	7,995	6,812	17
- Heavy (bpd)	6,608	6,902	(4)
Natural gas liquids (bpd)	1,482	1,167	27
Natural gas (mcfd)	76,174	74,596	2
Oil equivalent (boed) (1)	28,781	27,314	5
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

For 2004, Provident's COGP production averaged 28,781 boed, consistent with 2003. Excluding the volumes associated with the acquisitions, Provident's previous production base decreased due primarily to natural production declines and dispositions offset by volumes added through development activities. Additions to production through internal capital replaced approximately 40 percent of proved plus probable reserves. Provident's 2004 development activities were hampered by poor weather conditions in the first, second, and fourth quarters, which delayed overall development activities. Production volumes added from the Olympia and Viracocha acquisitions also contributed to the replacement of production declines.

Provident's production of approximately 31,500 boed as at December 31, 2004 is approximately 20 percent above the 2003 exit production level of 26,190 boed. Production as at December 31, 2004 is weighted 44 percent natural gas, 35 percent medium/light crude oil and natural gas liquids and 21 percent conventional heavy oil. Provident does not have any single property providing greater than 10 percent of daily production.

Revenue and royalties

COGP	Year ended December 31,
($ 000s except per boe data)	2004	2003%	Change
Oil
Revenue	$194,366	$151,874	28
Realized loss on non-hedging derivative instruments	(54,997)	(23,892)	130
Royalties (net of ARTC)	(38,885)	(29,156)	33
Net revenue	$100,484	$98,826	2
Net revenue (per barrel)	$18.80	$19.74	(5)
Royalties as a percentage of revenue	20.0	19.2

Natural gas
Revenue	$183,704	$180,590	2
Realized loss on non-hedging derivative instruments	(10,369)	(25,042)	(59)
Royalties (net of ARTC)	(40,813)	(39,190)	4
Net revenue	$132,522	$116,358	14
Net revenue (per mcf)	$4.75	$4.24	12
Royalties as a percentage of revenue	22.2	21.7

Natural gas liquids
Revenue	$22,024	$15,282	44
Royalties	(5,492)	(4,523)	21
Net revenue	$16,532	$10,759	10,759
Net revenue (per barrel)	$30.48	$25.25	21
Royalties as a percentage of revenue	24.9	29.6

Total
Revenue	$400,094	$347,746	15
Realized loss on non-hedging derivative instruments	(65,366)	(48,934)	34
Royalties (net of ARTC)	(85,190)	(72,869)	17
Net revenue	$249,538	$225,943	10
Net revenue per boe	$23.69	$22.58	5
Royalties as a percentage of revenue	21.3	21.0
Note: the above figures are presented net of transportation expenses and service revenue.

Total COGP revenue for the 2004 was $249.5 million, an increase of 10 percent from $225.9 million for 2003. The increased revenue reflects a five percent increase in production volumes and increased crude oil prices partly offset by higher cash hedging losses. Average royalty rates remained comparable in total year over year.

Production expenses

COGP	Year ended December 31,
(000s, except per boe data)	2004	2003	% change
Production expenses	$90,330	$76,396	18
Production expenses (per boe)	$8.58	$7.66	12

In 2004 COGP operating costs increased 18 percent to $90.3 million from $76.4 million in 2003. This increase reflects a five percent gain in production volumes, an increase in optimization activities and higher costs for field services. On a per boe basis costs increased to $8.58 per boe or 12 percent above the $7.66 per boe recorded in 2003. The increase in per boe costs includes an increase in power, processing, servicing and workover activity driven largely by the higher commodity price environment. Operating costs for 2005 in a high commodity price environment with increased levels of activity are forecast to average $8.75 per boe to $9.25 per boe.

General and administrative

The following table does not incorporate the COGP portion of non-cash general and administrative charges associated with Provident's unit option plan. A non-cash expense of $0.9 million was recorded in 2004.

COGP	Year ended December 31,
($ 000s, except per boe data)	2004	2003	% change
Cash general and administrative	$16,439	$14,289	15
Cash general and administrative per boe	$1.56	$1.43	9

In 2004 COGP general and administrative expenses increased 15 percent to $16.4 million compared to $14.3 million in 2003. The increase in general and administrative expenses reflects additional costs associated with an increase in staff, rent, insurance and compliance and reporting costs. The Canadian operations are capable of absorbing additional production, particularly in existing core areas, with little impact on general and administrative expenses. For 2005 costs per boe are forecast to increase as a result of further increases in costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U. S. Sarbanes-Oxley Act), and a more competitive landscape impacting the cost of hiring and compensating employees.

Operating netback

COGP operating netbacks have transportation expense netted against gross production revenue.

($ per boe)	Year ended December 31,
COGP	2004	2003	% change
Netback per boe
Gross production revenue	$37.99	$35.07	8

Royalties (net of ARTC)	(8.08)	(7.31)	11
Operating costs	(8.58)	(7.66)	12
Field operating netback	21.33	20.10	6

Realized loss on cash hedging	(6.18)	(4.91)	26
Operating netback after hedging	$15.15	$15.19	-

For the year ended December 31, 2004 the field operating netback increased six percent to $21.33 per boe. Higher commodity prices more than offset increases in royalties and operating costs. Netbacks after hedging cost were lower than the comparable 2003 period at $15.15 per boe versus $15.19 per boe. The decrease in the netback is due to higher field revenues being more than offset by higher royalties, operating costs and opportunity costs on hedging.

Depletion, depreciation and accretion (DD&A)

($000s, except per boe data	Year ended December 31,
COGP	2004	2003

DD&A	$160,271	$136,066

DD&A per boe	$15.21	$13.65

The COGP DD&A rate increased to $15.21 per boe compared to $13.65 per boe for 2003. The increase is mainly due to the cost of acquiring proved reserves in 2004 in western Canada in an environment where reserve costs escalated with higher commodity prices. The result was proved reserves in 2004 were acquired at a higher cost per boe than Provident's historical asset base.

In 2004 DD&A also includes accretion expense associated with asset retirement obligation of $2.4 million versus $2.2 million in 2003.

Capital expenditures

($000s)	Year ended December 31,
COGP	2004	2003
Lloydminster	$10,215	$12,200
West central and southern Alberta	24,299	11,936
Southeast and southwest Saskatchewan	25,810	3,854
Office and other	1,130	3,638
Total additions	$61,454	$31,628
Property acquisitions	$5,873	$-
Dispositions (1)	$(13,717)	$(9,947)
(1) Includes $3.0 million of non-cash proceeds on a disposition - see note 13.

In 2004, Provident's COGP business unit spent $10.2 million in the Lloydminster core area on drilling, recompletions, equipping and seismic activity. In the west central area $9.5 million was spent largely on non-operated capital and in the southern Alberta core area $14.8 million went toward drilling activities, recompletions and facility upgrades. Provident spent $25.8 million in the southeast and southwest Saskatchewan core areas on acquiring mineral rights for future development, drilling for shallow gas and recompletions. Office and other accounted for $1.1 million of capital.

In 2004 asset dispositions of non-core assets totaled $13.7 million compared to $9.9 million in 2003. For the year ended December 31, 2003, Provident incurred capital expenditures of $31.6 million, of which $12.2 million was spent in the Lloydminster core area drilling 28 net heavy oil wells, as well as on land and seismic. In west central and southern Alberta $11.9 million was spent on operated and non-operated drilling projects as well as on facility and optimization projects and land purchases. Southeast and southwest Saskatchewan capital expenditures of $3.9 million were directed at drilling, recompletions and facility projects. The remaining $3.6 million was spent primarily on Provident's head office move and leasehold improvements.

In 2003 $9.9 million of assets were disposed of that primarily related to the sale of acreage with a risk profile that did not meet internal criteria.

Provident's capital expenditures are partly funded through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). The DRIP program allows investors to reinvest distributions into trust units. Provident directed proceeds from the DRIP program of $19.9 million in 2004 (2003 - $27.4 million), along with the proceeds from asset dispositions, towards the capital expenditure budget.

The 2005 capital budget approved by the Board of Director's for COGP is $68.8 million.

United States OGP business unit

The USOGP business unit incorporates activities from Provident's subsidiary, BreitBurn Energy LP (BreitBurn), an oil and gas exploitation and production business based in Los Angeles, California. A majority stake in BreitBurn was purchased June 15, 2004.

Crude oil price

Year ended
($ per bbl)	December 31,
USOGP	2004
Oil per barrel
WTI (US$)	$41.43
Exchange rate (from US$ to Cdn$)	$1.30
WTI expressed in Cdn$	$53.86
USOGP realized crude oil and natural gas liquids price before hedging (Cdn$)	$53.24
USOGP realized light/medium oil price before hedging (Cdn$)	$52.42
USOGP realized natural gas liquids price before hedging (Cdn$)	$49.33

Production

For the period of
June 15, 2004 to
December 31,
USOGP	2004
Daily production
Crude oil - Light/Medium (bpd)	3,954
Natural gas liquids (bpd)	23
Natural gas (mcfd)	1,559
Oil equivalent (boed) (1)	4,237
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

The daily production figures in this section are for the June to December period. The effect of the production from U.S. operations on consolidated daily production is on an annual basis.

Excluding the Orcutt acquisition, USOGP production increased by approximately four percent or 158 boe per day in the period June 15 to December 31, 2004. The increase in base production is primarily attributable to drilling and optimization programs at West Pico and Santa Fe Springs offset by natural production declines. The Orcutt acquisition added 1,425 boe per day for the period October 4, to December 31, 2004. The exit production rate for 2004 was approximately 5,200 boe per day.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties (of $0.6 million year to date) on behalf of third parties.

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004
Oil
Revenue	$41,983
Realized loss on non-hedging derivative instrument	(425)
Royalties	(4,009)
Net revenue	$37,549
Net revenue (per barrel)	$47.72
Royalties as a percentage of revenue	9.5

Natural gas
Revenue	$2,482
Realized loss on non-hedging derivative instrument	-
Royalties	-
Net revenue	$2,482
Net revenue (per mcf)	$8.00
Royalties as a percentage of revenue	0

Natural gas liquids
Revenue	$223
Royalties	-
Net revenue	$223
Net revenue (per barrel)	$49.28
Royalties as a percentage of revenue	0

Total
Revenue	$44,688
Realized loss on non-hedging derivative instrument	(425)
Royalties	(4,009)
Net revenue	$40,254
Net revenue per boe	$47.74
Royalties as a percentage of revenue	9.0
Note: the above figures are presented net of transportation expenses.

Production expenses

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004
Production expenses	$13,173
Production expenses (per boe)	$15.62

USOGP Production expenses are higher than expected in the period June 15 to December 31, 2004 due to less than expected incremental production from certain drilling activities as well as continuing increases in the cost of goods and services due to the high commodity price environment. BreitBurn also returned some higher operating cost wells to production due to the current high commodity price environment. Operating costs for 2005 are expected to average between $13.00 and $13.50, at a USD$1.00=CAD$1.25 exchange rate, primarily due to projected increases in production.

General and administrative

The following table does not incorporate the USOGP portion of non-cash general and administrative charges associated with the USOGP unit appreciation rights plan and an internal management charge. A year to date non-cash expense for the unit appreciation rights plan and the internal management charge of $0.8 million and $0.7 million respectively has been recorded in 2004.

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004
Cash general and administrative	$4,113
Cash general and administrative per boe	$4.85

General and administrative expenses in the USOGP unit are expected to increase slightly in absolute terms with the Nautilus acquisition (which was completed March 2, 2005), but to slightly decrease on a per unit (boe) basis. The U.S. operations are capable of absorbing additional production, particularly in core areas, with minor increases in general and administrative expenses.

Operating netback

Year ended
USOGP	December 31,
($ per boe)	2004
Netback per boe
Gross production revenue	$52.92
Royalties	(4.76)
Operating costs	(15.62)
Field operating netback	32.54
Cash hedging	(0.79)
Operating netback after hedging	$31.75

Despite higher than expected operating costs, USOGP operating netbacks remained strong throughout 2004 due to high commodity prices.

Income taxes and cash taxes

Year ended
USOGP	December 31,
($ 000s)	2004

Current and withholding taxes	$1,201

Current and withholding taxes include current U.S. federal and state income taxes as well as accrued or paid U.S. withholding taxes on distributions that have been or will be made from BreitBurn Energy LP to Provident.

Depletion, depreciation and accretion (DD&A)

Year ended
USOGP	December 31,
($ 000s, except per boe amounts)	2004

DD&A	$7,402
DD&A per boe	$8.78

The USOGP's DD&A rate is low due to the long-lived nature of the assets.

Capital expenditures

USOGP capital expenditures for the year ended December 31, 2004 totaled $79.3 million. This includes $59.5 million for the Orcutt property acquisition, $3.1 million to increase BreitBurn's working interest in certain wells at West Pico and Sawtelle, $7.3 million on drilling, optimization and facility upgrades at West Pico, $5.0 million on drilling, optimization and facility upgrades at Santa Fe Springs and $4.4 million on facility upgrades, acquisitions and optimization programs at other USOGP properties. Optimization capital was partially focused at returning previously uneconomic wells to production due to the high commodity price environment.

Oil and natural gas reserves

In order to provide clarity in Provident's reserve reporting, the reserves are illustrated by country and on a consolidated basis. The Canadian and U.S evaluation reports used the McDaniel & Associates (McDaniel) price forecast at January 1, 2005 and are prepared in accordance with disclosure standards as mandated by the Canadian Securities Administrators' National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities. NI-51-101 establishes prescribed disclosures regarding oil and natural gas information and provides enhanced corporate governance measures by mandating the involvement of independent reserves evaluators in the preparation of reserves data and assigning responsibility for the content of reserves data directly to management and the board of directors.

Under NI-51-101, proved reserves are defined as having a high degree of certainty to be recoverable and probable reserves are defined as those reserves that are less certain to be recovered than proved reserves. The targeted levels of certainty, in aggregate, are at least 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves and at least a 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves. The most significant aspect of reporting under NI-51-101 standards is the definition of proved plus probable as a "best estimate" of future recoverable reserves.

Provident consolidated oil and natural gas reserves

Provident had a very successful year with respect to reserves addition activities and the drive to continually support the sustainability of the trust. The Trust's reserves more than doubled after production with proved producing reserves growing from 35,466 Mboe to 73,715 Mboe, total proved growing from 41,868 Mboe to 99,627 Mboe, and proved plus probable growing from 54,894 Mboe to 130,800 Mboe. Reserve life indices increased as well largely due to the acquisition of low decline, long life reserves in the U. S. Acquisitions accounted for most of the growth in reserves volumes however it is noteworthy that internal development activities in Western Canada were successful in replacing approximately 36 percent of total production. NI 51-101 requires that acquisitions be reported as per the evaluation completed at the time of the year-end filing. To comply with this requirement all 2004 acquisitions are summarized herein as per the McDaniel, Cawley, Gillespie and Associates, Inc. (CGA) and Netherland, Sewell and Associates, Inc. (NSA) December 31, 2004 evaluations with actual production added back to develop the effective volumes acquired at the time of acquisition. These volumes may be different than those presented in press releases at the time of acquisition due to different effective dates, impacting production as well as technical and economic revisions. Additional reserves detail can be found in the Trust's Annual Information Form.

Canadian oil and natural gas reserves

Provident's Canadian oil and natural gas reserves as of December 31, 2004 were evaluated or reviewed by McDaniel. McDaniel evaluated the properties that comprise approximately 81 percent of the value of the Canadian oil and gas reserves. The remaining 19 percent of value was evaluated by qualified Provident staff and ultimately reviewed by McDaniel. In 2003 a similar approach was taken with McDaniel evaluating approximately 75 percent of Provident's Canadian properties.

Total proved reserves increased by 49 percent and proved plus probable reserves increased by 44 percent, before accounting for production, and 24 percent and 25 percent respectively after production. Acquisitions were the major factor accounting for 77 percent of the total proved and 83 percent of the proved plus probable increases before production. Additions due to drilling made a significant contribution with total proved additions replacing 29 percent of production and proved plus probable additions replacing 39 percent of Canadian production. Revisions, excluding economic factors, accounted for a 3 percent increase in total proved reserves and minus 1 percent for proved plus probable reserves. Higher commodity prices resulted in positive revisions due to economic factors of approximately 2 percent. Production in 2004 totaled 10,534 Mboe and along with acquisitions and divestitures, additions and revisions, resulted in a proved plus probable reserve closing balance at December 31, 2004 of 68,672 Mboe compared to 54,894 Mboe on December 31, 2003.

United States

Provident's U. S. oil and natural gas reserves as of December 31, 2004 were evaluated by NSA and CGA. NSA evaluated properties that comprise approximately 90 percent of the value of the U. S. reserves with CGA evaluating the remainder. The U. S. reserves evaluations comply with NI 51-101 and both companies are qualified to evaluate reserves in accordance with the Canadian reporting requirements.

The increase in commodity prices between the acquisition dates and year-end, when applied to the shallow decline rates of the United States reserves, resulted in significant positive revisions due to economic factors. These factors resulted in a 15 percent increase in the proved developed producing and total proved reserves, and a 16 percent increase in proved plus probable reserves over the assignments at the time of purchase.

Provident consolidated oil and natural gas reserves

The following reconciliation summarizes Provident's consolidated reserve activity for the year ended December 31, 2004, on the basis of working interest, and net interest after royalties.

Provident consolidated(d) Proved developed producing

	Light &
	Medium	Heavy	Total
Company Share (WI +RI) (a)(c)	Crude Oil	Crude Oil	Crude Oil	Gas	NGL	BOE
	Mbbl	Mbbl	Mbbl	MMcf	Mbbl	Mboe
Balance at December 31, 2003	11,195	3,937	15,132	109,019	2,164	35,466
Production	(3,598)	(2,482)	(6,080)	(28,435)	(542)	(11,361)
Acquisition	33,999	2,146	36,145	44,517	1,208	44,772
Divestiture	(148)	(1)	(149)	(910)	(21)	(321)
Exploration Discoveries	0	0	0	763	22	149
Drilling Extensions	262	692	954	2,285	36	1,370
Recompletion	197	73	270	2,580	9	709
Transfer	0	186	186	164	0	213
Economic Factors	491	223	714	1,031	10	896
Technical Revisions	1,044	396	1,440	1,929	60	1,822
Balance at December 31, 2004	43,442	5,169	48,611	132,943	2,947	73,715
(WI) Share (b)
Balance at December 31, 2004	43,393	5,158	48,551	130,972	2,902	73,281

Provident consolidated(d) Total proved

	Light &
	Medium	Heavy	Total Crude
Company Share (WI +RI) (a)(c)	Crude Oil	Crude Oil	Oil	Gas	NGL	BOE
	Mbbl	Mbbl	Mbbl	MMcf	Mbbl	Mboe
Balance at December 31, 2003	11,773	7,473	19,246	122,093	2,273	41,868
Production	(3,598)	(2,481)	(6,080)	(28,435)	(542)	(11,361)
Acquisition	46,286	4,669	50,956	67,782	1,981	64,234
Divestiture	(148)	(153)	(301)	(910)	(21)	(473)
Exploration Discoveries	0	0	0	763	22	149
Drilling Extensions	262	835	1,097	6,133	36	2,156
Recompletion	197	73	270	2,972	9	774
Transfer	0	3	3	0	0	3
Economic Factors	492	265	757	1,030	10	938
Technical Revisions	1,062	(38)	1,024	1,272	103	1,339

Balance at December 31, 2004	56,324	10,646	66,971	172,700	3,873	99,627

(WI) Share (b)
Balance at December 31, 2004	56,252	10,634	66,887	170,318	3,824	99,097

Provident consolidated(d) Total proved plus probable

	Light &
	Medium	Heavy Crude	Total
Company Share (WI +RI) (a)(c)	Crude Oil	Oil	Crude Oil	Gas	NGL	BOE
	Mbbl	Mbbl	Mbbl	MMcf	Mbbl	Mboe
Balance at December 31, 2003	14,971	11,875	26,846	151,392	2,816	54,894
Production	(3,598)	(2,482)	(6,080)	(28,435)	(542)	(11,361)
Acquisition	57,233	8,164	65,397	89,034	2,832	83,067
Divestiture	(167)	(538)	(704)	(1,013)	(24)	(897)
Exploration Discoveries	0	0	0	916	27	179
Drilling Extensions	321	1,074	1,395	8,512	57	2,870
Recompletion	202	92	294	4,522	11	1,059
Transfer	0	8	8	0	0	8
Economic Factors	679	410	1,089	1,130	10	1,287
Technical Revisions	488	(724)	(237)	(804)	64	(307)

Balance at December 31, 2004	70,128	17,880	88,007	225,252	5,251	130,800

(WI) Share (b)
Balance at December 31, 2004	70,043	17,865	87,908	222,343	5,189	130,155

(a) Company share includes working interest (WI) and royalty interests (RI).
(b) WI share includes the Companies working interests only, and excludes volumes associated with royalties paid to others.
(c) Tables may not add due to rounding.
(d) Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

Provident's Consolidated oil and natural gas reserves and present value of estimated future cash flows based on forecast (escalated) price assumptions are summarized below.

Provident consolidated reserves summary(a)(b) Using McDaniel January 1, 2004 Forecast Pricing

		Gross Reserves(c)						Net Reserves(d)

							Light &
	Light &	Heavy					Medium	Heavy
	Medium	Crude					Crude	Crude
	Crude Oil	Oil	Total Oil	NGLs	Gas	Boe	Oil	Oil	Total Oil	NGLs	Gas	Boe
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved Reserves

Producing	43,393	5,158	48,551	2,902	130,972	73,281	39,053	4,532	43,585	2,258	109,913	64,162

Non-Producing	4,229	690	4,919	185	21,421	8,674	3,870	580	4,450	147	17,434	7,502

Undeveloped	8,630	4,787	13,417	738	17,924	17,142	7,153	4,333	11,486	603	15,377	14,651

Total Proved	56,252	10,634	66,887	3,824	170,318	99,097	50,075	9,445	59,520	3,008	142,724	86,315

Probable	13,791	7,231	21,022	1,365	52,026	31,058	12,049	6,541	18,599	1,078	43,826	26,972
TOTAL Proved
plus Probable	70,043	17,865	87,908	5,189	222,343	130,155	62,124	15,986	78,110	4,086	186,550	113,288

(a) Tables may not add due to rounding.
(b) Reserves and values reported are based on 100% of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004.  Provident indirectly holds approximately 94.2% of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8% of the partnership interests held by Breitburn's co-founders and co-chief executive officers.
(c) Gross Reserves are Provident's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Provident.
(d) Net Reserves are Provident's working interest (operating or non-operating) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

Provident consolidated present value of reserves (a)(b)(c)

		Present Worth Value Before Tax Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$1,123,630	$828,534	$777,562	$685,205	$617,667
Non-Producing	125,043	72,478	65,379	52,380	43,552
Undeveloped	300,677	159,591	135,085	101,519	79,071
Total Proved	1,549,350	1,060,603	978,026	839,104	740,290
Probable	607,083	308,538	266,933	203,441	162,731
TOTAL Proved plus Probable	$2,156,432	$1,369,141	$1,244,959	$1,042,545	$903,022

		Present Worth Value After Tax(d)		Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$1,090,901	$802,947	$752,816	$663,111	$597,558
Non-Producing	76,391	42,293	37,569	29,694	24,416
Undeveloped	257,912	136,346	114,587	86,902	68,593
Total Proved	1,425,203	981,587	904,973	779,707	690,567
Probable	527,922	266,574	229,582	175,646	141,248
TOTAL Proved plus Probable	$1,953,124	$1,248,161	$1,134,555	$955,353	$831,816

(a) Present values include the effects of hedging
(b) Tables may not add due to rounding
(c) Reserves and values reported are based on 100% of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2% of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8% of the partnership interests held by Breitburn's co-founders and co-chief executive officers.
(d) After tax values include U.S. State and Federal Taxes as well as with holding tax on funds that flow back to Provident Energy Ltd. in Canada.

Provident's Canadian oil and natural gas reserves and present value of estimated future cash flows based on forecast (escalated) price assumptions are summarized below.

Canada reserves summary(a)

		Gross Reserves						Net Reserves

	Light &						Light &
	Medium	Heavy					Medium	Heavy
	Crude	Crude			Natural		Crude	Crude			Natural
	Oil	Oil	Oil	NGLs	Gas	Boe	Oil	Oil	Oil	NGLs	Gas	Boe
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved Reserves
Producing	15,258	3,509	18,766	2,828	123,228	42,132	13,010	3,022	16,032	2,195	103,312	35,445
Non-Producing	498	683	1,181	185	20,550	4,790	437	573	1,010	147	16,682	3,937
Undeveloped	255	2,817	3,072	131	7,264	4,413	221	2,521	2,743	104	6,611	3,948
Total Proved	16,011	7,008	23,019	3,144	151,042	51,336	13,668	6,117	19,784	2,446	126,605	43,331
Probable	4,021	4,315	8,336	994	44,163	16,690	3,437	3,860	7,298	773	37,303	14,288

TOTAL Proved
plus Probable	20,032	11,323	31,355	4,137	195,204	68,026	17,105	9,977	27,082	3,218	163,908	57,618

(a) Tables may not add due to rounding.

Canada present value of reserves (a)(b)

		Present Worth Value Before Tax(c)		Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$787,859	$611,739	$582,441	$523,289	$478,101
Non-Producing	57,745	39,867	37,083	31,647	27,631
Undeveloped	51,028	35,757	33,037	27,435	23,119
Total Proved	896,632	687,363	652,561	582,371	528,852
Probable	295,481	173,312	156,536	125,489	104,225
TOTAL Proved plus
Probable	$1,192,112	$860,675	$809,097	$707,860	$633,077

(a) Tables may not add due to rounding
(b) Present values include the effects of hedging
(c) Before Tax values presented for Canada since Provident is not taxable in Canada

Provident's U. S. oil and natural gas reserves and present value of estimated future cash flows based on forecast (escalated) price assumptions are summarized below. Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

United States reserves summary(a)(b)

		Gross Reserves						Net Reserves

	Light &						Light &
	Medium	Heavy					Medium	Heavy
	Crude	Crude			Natural		Crude	Crude			Natural
	Oil	Oil	Oil	NGLs	Gas	Boe	Oil	Oil	Oil	NGLs	Gas	Boe
	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved Reserves
Producing	28,135	1,649	29,784	74	7,744	31,149	26,043	1,510	27,554	63	6,601	28,717
Non-Producing	3,731	7	3,738	0	872	3,884	3,433	7	3,439	0	752	3,565
Undeveloped	8,375	1,970	10,345	606	10,660	12,728	6,931	1,812	8,743	499	8,766	10,703
Total Proved	40,241	3,626	43,868	681	19,276	47,761	36,407	3,329	39,736	562	16,119	42,985
Probable	9,770	2,916	12,686	371	7,863	14,367	8,611	2,681	11,292	306	6,523	12,685

TOTAL Proved
plus Probable	50,011	6,542	56,554	1,052	27,139	62,128	45,019	6,009	51,028	868	22,642	55,670

(a) Tables may not add due to rounding.Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

(b) Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004. Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

United States present value of reserves (a)(b)(d)

		Present Worth Value Before Tax Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$335,771	$216,795	$195,120	$161,916	$139,566
Non-Producing	67,298	32,611	28,296	20,733	15,920
Undeveloped	249,649	123,834	102,048	74,084	55,952
Total Proved	652,718	373,240	325,465	256,733	211,438
Probable	311,602	135,226	110,398	77,952	58,506
TOTAL Proved plus Probable	$964,320	$508,466	$435,862	$334,685	$269,944

	Present Worth Value After Tax(c) Discounted at
	0%	8%	10%	15%	20%
			($ 000's)
Proved Reserves
Producing	$303,042	$191,208	$170,375	$139,822	$119,457
Non-Producing	18,646	2,426	486	-1,953	-3,215
Undeveloped	206,884	100,589	81,550	59,467	45,474
Total Proved	528,571	294,224	252,411	197,336	161,715
Probable	232,441	93,262	73,046	50,157	37,023
TOTAL Proved plus Probable	$761,012	$387,486	$325,458	$247,493	$198,739

(a) Tables may not add due to rounding
(b) Values in Canadian dollars
(c) After tax values include U.S. State and Federal Taxes as well as with holding tax on funds that flow back to Provident Energy Ltd. in Canada. (d) Reserves and values reported are based on 100 percent of the interests of Breitburn L.P. in the U.S. properties as at December 31, 2004.  Provident indirectly holds approximately 94.2 percent of the outstanding partnership interests of Breitburn L.P. with the remaining approximately 5.8 percent of the partnership interests held by Breitburn's co-founders and co-chief executive officers.

The following table summarizes the McDaniel's price forecast used in evaluating Provident's reserves under escalated pricing assumptions:

Reserves pricing summary

		WTI @
		Cushing	Light, Sweet	Heavy Oil @	Alberta AECO
	US$/Cdn$	Oklahoma	@ Edmonton	Hardisty	Spot Price
	Exchange Rate	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/GJ
2005	0.83	42.00	49.60	29.40	6.45
2006	0.83	39.50	46.60	29.90	6.20
2007	0.83	37.00	43.50	27.90	6.05
2008	0.83	35.00	41.10	26.30	5.80
2009	0.83	34.50	40.50	25.90	5.70

National Instrument 51-101

Oil and natural gas reserves estimation and reporting had been governed by National Policy 2B (NP 2B) from the late 1970's until 2003. As a result of concern expressed by many market participants over the quality and consistency of oil and gas reserves estimates, the Alberta Securities Commission established the Oil and Gas Taskforce in June 1998. The Taskforce, working with the Canadian Institute of Mining, Metallurgy & Petroleum (CIM), and the Calgary chapter of the Society of Petroleum Evaluations Engineers developed recommendations to standardize reserve definitions, as well as the Canadian Oil and Gas Evaluation ("COGEH") handbooks to provide guidance for engineers and geologists on recommended reserves booking practices. The Canadian Securities Association proposed new standards that govern all aspects of reserves disclosure in the form of National Instrument 51-101 (NI 51-101). The evaluation practices applied to all of Provident's reserves comply with NI 51-101.

Reserve definitions

The following outlines the main reserves definitions as per NI 51-101.

Acquisitions and Dispositions: Positive or negative changes to the reserves estimates as a result of purchasing or selling all or a portion of an interest in oil and gas properties.

Closing Balance: Company or net interest reserves assigned at the end of the period being reconciled.

Company Share: Includes working interest volumes and volumes equivalent to royalty interests (RI) paid to others, but excludes volumes equivalent to royalty interests received from others.

Drilling Extensions: Additions to reserves resulting from capital expenditures for step-out drilling in previously discovered reservoirs.

Economic Factors: Changes to reserves between the current and previous reporting periods resulting from different price forecasts, inflation rates, and regulatory changes.

Exploration Discoveries: Additions to reserves where no reserves were previously booked.

Improved Recovery: Additions to reserves resulting from capital expenditures associated with the installation of enhanced recovery schemes that were not previously included in reserves in that category.

Infill Drilling: Additions to reserves resulting from capital expenditures for infill drilling in previously discovered reservoirs that were not drilled for enhanced recovery schemes and that were not previously included in the initial reserves assignment.

Net Share: Includes the Company's working interests and volumes equivalent to royalty interests received from others, but excludes volumes equivalent to royalty interests (RI) paid to others.

Opening Balance: Company or net interest reserves reported in the evaluation being reconciled to.

Production: Reserves reductions due to production during the time period being reconciled.

Technical Revisions: Positive or negative reserves revisions to a reserves entity resulting from new technical data or revised interpretations on previously assigned reserves.

Working Interest: The Company's interest before royalties paid to or received from others.

Reserve life index ("RLI")

The 2004 year end RLI's were determined by applying the average 2005 production rate from the McDaniel, NSA and CGA evaluations to the remaining volumes as of January 1, 2005. The proved plus probable RLI's for years prior to 2003 are based on established reserves under NP 2B with probable reserves risked at 50 percent.

It is important to note that the long-term, stable cash flow from the midstream services business significantly extends Provident's economic life. For this reason economic life as a measure of Provident's future cash flows is more representative than the typically referenced reserve life index.

The following table illustrates the reserve volume and reserve life index for Provident since its inception as a trust.

Provident consolidated reserve life index Company share (WI + RI)

			December 31,

Total Crude oil	2004	2003	2002	2001
Proved Producing	7.2	3.6	3.7	4.0
Total Proved	9.0	4.6	4.9	6.6
Proved plus Probable	11.0	6.4	5.9	8.3

Natural gas liquids
Proved Producing	4.9	5.3	4.8	4.6
Total Proved	6.1	5.6	5.2	5.3
Proved plus Probable	8.1	6.9	6.0	6.3

Natural gas
Proved Producing	4.9	4.9	5.9	4.8
Total Proved	5.6	5.5	6.8	5.6
Proved plus Probable	6.9	6.8	7.7	6.7

Oil equivalent (6:1)
Proved Producing	6.2	4.3	4.7	4.3
Total Proved	7.5	5.0	5.7	6.3
Proved plus Probable	9.3	6.6	6.7	7.8

Economic Life Index(a)	13.4	11.2	6.7	7.8

(a) Economic Life Index is based on a 25 year life for the Redwater facilities which Provident acquired in 2003 with Oil & Gas and Midstream weighting based on net present value discounted at 10%.

Canada reserve life index
Company share (WI + RI)

	December 31,

Total Crude oil	2004	2003	2002	2001
Proved Producing	3.8	3.6	3.7	4.0
Total Proved	4.3	4.6	4.9	6.6
Proved plus Probable	5.4	6.4	5.9	8.3

Natural gas liquids
Proved Producing	4.8	5.3	4.8	4.6
Total Proved	4.7	5.6	5.2	5.3
Proved plus Probable	6.0	6.9	6.0	6.3

Natural gas
Proved Producing	4.8	4.9	5.9	4.8
Total Proved	5.1	5.5	6.8	5.6
Proved plus Probable	6.3	6.8	7.7	6.7

Oil equivalent (6:1)
Proved Producing	4.3	4.3	4.7	4.3
Total Proved	4.7	5.0	5.7	6.3
Proved plus Probable	5.8	6.6	6.7	7.8

United States reserve life index Company share (WI + RI)

			December 31,

Total Crude oil	2004	2003	2002	2001
Proved Producing	16.9	--	--	--
Total Proved	22.1	--	--	--
Proved plus Probable	26.9	--	--	--

Natural gas liquids
Proved Producing	8.9	--	--	--
Total Proved	15.0	--	--	--
Proved plus Probable	22.1	--	--	--

Natural gas
Proved Producing	12.0	--	--	--
Total Proved	22.3	--	--	--
Proved plus Probable	27.2	--	--	--

Oil equivalent (6:1)
Proved Producing	16.6	--	--	--
Total Proved	22.0	--	--	--
Proved plus Probable	26.8	--	--	--

Finding, development and acquisition costs

Under NI 51-101, the methodology to be used to calculate finding and development costs ("F&D") implies that F&D and finding, development and acquisition costs ("FD&A costs") incorporate changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production.

Provident had three year average total proved and probable finding, development and acquisition (FD&A) costs of $10.68 per boe, including Future Development Costs (FDC) and NI-51-101 revisions. We believe that taking a three-year average of FD&A is the appropriate method in which to look at reserve add costs because it takes into account more full cycle economics as well as the means through which reserves are added.

In 2004 additions due to drilling were a significant contribution with total proved additions of 3,079 Mboe and proved plus probable additions of 4,108 Mboe. It is important to recognize is that as an energy trust and not an exploration oriented venture, Provident is naturally going to focus capital and other resources on reserve promotes between categories. In 2004, as a result of infill drilling we promoted over 213 MBOE of reserves into the proved developed producing category. The associated capital, and any changes to it, have been accounted for in the NI 51-101 calculation and is part of the ongoing development process necessary to bring production on stream and create cash flow.

The table below presents F&D and FD&A costs for both proven and proved plus probable reserves. Costs include all costs of exploring for and developing reserves, including land costs. Acquisition costs include the cash cost of acquiring reserves and the fair value of liabilities assumed. The requirement under generally accepted accounting principles to increase the book value of property plant and equipment and to record an offsetting future tax liability when the purchase price paid on an (usually corporate) acquisition exceeds the available tax pools. This has not been added to FD& A costs. Goodwill was recorded on the acquisitions as part of the purchase price allocation, and therefore forms part of the costs of acquiring the reserves. NI 51-101 does not specifically define reserve additions and does not contemplate nor define acquisition costs. The following table presents reserve additions both including reserve revisions and excluding reserve revisions. If negative revisions exceed additions, the resultant negative number has been excluded. In 2003, dispositions of oil and gas reserves exceeded additions, and have also been excluded from the table.

Provident Consolidated

($ per boe)	2004	2003	2002	average (2)
Finding and Development Costs
per boe(3) (includes FDCs)
Proven
Additions	$21.20	$16.20	$14.39	$18.24
Additions including revisions	$12.19	- (1)	- (1)	- (1)
Proved plus probable
Additions	$15.84	$22.05	$11.01	$15.42
Additions including revisions	$12.79	$14.63	- (1)	- (1)
Finding, development and
acquisition costs per boe
(includes FDCs)
Proven
Proven excluding revisions	$14.55	- (1)	$13.95	$12.63
Proven including revisions	$14.25	- (1)	$15.30	$13.28
Proved plus probable
Proved plus probable excluding
revisions	$11.71	- (1)	$12.42	$10.39
Proved plus probable including
revisions	$11.72	-(1)	$13.91	$10.68

(1) Revisions exceeded additions or dispositions exceeded acquisition, therefore the calculation is not included in the table
(2) Three year average is the average of 2002, 2003 and 2004. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
(3) Based on Company share reserves. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canada

				Three year
($ per boe)	2004	2003	2002	average (2)
Finding and Development Costs
per boe(3) (includes FDCs)
Proven
Additions	$21.20	$16.20	$14.39	$18.24
Additions including revisions	$12.19	- (1)	- (1)	- (1)
Proved plus probable
Additions	$15.84	$22.05	$11.01	$15.42
Additions including revisions	$12.79	$14.63	- (1)	- (1)
Finding, development and
acquisition costs per boe (includes
FDCs)
Proven
Proven excluding revisions	$27.77	- (1)	$13.95	$18.00
Proven including revisions	$24.69	- (1)	$15.30	$19.64
Proved plus probable
Proved plus probable excluding
revisions	$21.85	- (1)	$12.42	$15.55
Proved plus probable including
revisions	$20.96	-(1)	$13.91	$16.38

(1) Revisions exceeded additions or dispositions exceeded acquisition, therefore the calculation is not included in the table
(2) Three-year average is the average of 2002, 2003 and 2004. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
(3) Based on Company share reserves. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

United States(1)
($ per boe)	2004
Finding, development and acquisition costs per boe(2)
(includes FDCs)
Proven
Proven excluding revisions	$9.89
Proven including revisions	$9.89
Proved plus probable
Proved plus probable excluding revisions	$8.19
Proved plus probable including revisions	$8.19

(1) All U.S. reserves included as acquisitions in 2004.
(2) Based on Company share reserves. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Midstream services and marketing business segment

The assets

The Midstream business unit processes natural gas liquids (NGL) at the Redwater fractionation, storage and transportation facility located near Edmonton, Alberta. The integrated Redwater system is comprised of three core assets:

  100 percent ownership of the Redwater NGL Fractionation Facility, a 65,000 barrels per day (bbl/d) fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN and CP rail, two propane truck loading facilities, and six million gross barrels of salt cavern storage. The facility can process high-sulphur NGL streams and is one of only two facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

  43.3 percent ownership of the 38,500 bbl/d Younger NGL extraction plant located at Taylor in northeastern British Columbia that supplies 16,700 bbl/d of net NGLs for processing at Redwater.

  100 percent ownership of the 565 kilometer proprietary Liquids Gathering System ("LGS") that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina Peace Pipeline that extends the product delivery transportation network through to the Redwater fractionation facility.

The majority of the property, plant and equipment are depreciated over 30 years on a straight-line basis reflecting the long useful life of these assets.

Midstream and marketing services

Provident's midstream services offer customers several types of services and contractual arrangements, which include:

Fee for service processing - ("Transportation and Fractionation - T&F") In these arrangements, NGL owners (typically natural gas producers) deliver to Provident their NGLs and pay fees for the transportation, fractionation, short term storage and distribution of their NGL barrels. The NGL owner is responsible for marketing their product.

Marketing Services: This service involves NGL owners delivering their product to Provident with Provident taking title and paying the NGL owner an amount that is a delivery price of raw NGLs that is discounted to postings. The discounted purchase price that Provident pays for the product covers the costs of transportation, fractionation, storage, and marketing of the NGLs.

Storage: NGL owners pay fees to store their NGLs.

Transport and Distribution: NGL owners or purchasers pay fees to transport NGLs through the LGS pipeline and use rail and truck loading facilities.

Management estimates that marketing of third-party oil volumes, combined with certain Provident crude oil volumes, will provide better producer netbacks than can be achieved through third-party marketers

The contracts

At the Redwater facility, approximately 75 percent of the available capacity is contracted through fee-for-service or fixed margin arrangements with major oil and natural gas producers and petrochemical businesses. As a result of these contracts, approximately 68 percent of Redwater's system capacity is contracted for 10 years or longer.

Fractionation plant capacity and throughput

The Redwater facility was constructed between 1996 and 1998. It is the most modern facility of its type in Canada and is currently designed for throughput capacity of 65,000 bpd of NGLs with an expectation to average approximately 63,000 bpd.

Operations - throughput

In 2004, throughput at the Redwater fractionation facility averaged 55,120 bpd compared to 63,616 in the fourth quarter of 2003, the first quarter in which the facility was owned by Provident. Outages on a liquids gathering system and on a third-party delivery system contributed to a reduction in mix inventory at the end of the year. These outages were substantially mitigated through deliveries on alternative pipelines.

Revenues

2004 product sales and services revenues of $840.2 million after elimination of intersegment transactions include product sales related to T&F processing and marketing, revenues generated through storage and distribution services and oil sales generated through oil marketing activities. The majority of NGL revenues are earned pursuant to the long-term contracts and annual evergreen purchase and sales commitments.

Cost of goods sold

The cost of goods sold of $741.6 million after elimination of intersegment transactions for the year relates to NGL product sales revenue included in the product sales and services revenue, where Provident has purchased natural gas liquids and to oil purchased pursuant to oil marketing activities. The NGL costs would be applicable to the fixed margin contracts and a small percentage of volume delivered from the Younger facility on which Provident retains fractionation risk. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments.

Other expenses

The plant has modern technology and low cost operations compared to other North American facilities of this type. In 2004, operating costs of $38.0 million included costs associated with a scheduled turnaround at the Redwater plant. General and administrative expenses of $6.7 million for 2004 (2003 - $1.1 million), interest of $6.7 million for 2004 (year ended December 31 - $1.4 million), and depreciation of $9.6 million for 2004 (2003 - $2.2 million) consistently show 2004 expenses exceed 2003 expenses because 2004 reflects a full year of operation compared to three months of operations in 2003.

Earnings before interest, taxes, depletion, depreciation, accretion, and non-cash revenue ("EBITDA") and cash flow from operations

For 2004, Provident's Midstream business unit generated EBITDA of $50.1 million and cash flow from operations of $42.6 million. Actual EBITDA performance exceeded management's 2004 EBITDA forecast of $38-$42 million. These full year results compare to fourth quarter 2003 EBITDA of $10.2 million and cash flow of $8.8 million.

Management's 2005 forecast for Midstream EBITDA is $40 million.

Management uses EBITDA to analyze the operating performance of the midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on Earnings before interest, taxes, depletion, depreciation, accretion, and non-cash revenue ("EBITDA") Provident foreign ownership developments.

Foreign ownership

Since January 2002, we have seen increased trading volumes and levels of ownership by nonresidents of Canada. Based on information received from our transfer agent and financial intermediaries in March 2005, an estimated 75 percent of our outstanding trust units are held by nonresidents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

In March of 2004, the Canadian government announced that it would change current legislation to ensure that all mutual fund trusts, including resources trusts, would be subject to a minimum 50 percent Canadian ownership standard and that there would be withholding taxes on all distributions to non-residents of Canada. The specific legislation providing the details of the changes was tabled in mid-September. These changes required that Provident have no more than 50 percent foreign ownership by January 1, 2007.

In December of 2004, Canada's Minister of Finance tabled a Notice of Ways and Means Motion to Implement Budget 2004 Measures (the Notice). The Notice did not include restrictions upon foreign ownership of mutual fund trusts as was previously proposed in draft legislation on September 16, 2004. Under the terms of the Notice, non-resident taxable and tax-exempt accounts will have tax withheld by the Canadian government on the entire distribution, including the return of capital and return on capital portions. The Notice is effective January 1, 2005.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust's Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.

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

Related party

Property sale

On December 30, 2004, at the conclusion of a competitive process, Provident sold properties to a private company on whose board two of the directors of Provident sit and in which they own shares. The properties were sold for consideration of $3.5 million of which $0.5 million was cash and $3.0 million consisted of 10,000,000 common shares valued at $0.30 per share. The carrying value of these shares are included in investments on the balance sheet. The transaction was recorded at fair value.

Management internalization

On January 17, 2003, unitholders of the Trust approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million plus $0.6 million of transaction costs. Total non-cash consideration of $18.0 million was settled with the issuance of 1,682,242 exchangeable shares at a deemed price of $10.70 per share that are held in escrow and released 25 percent per year commencing June 2003. The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust, which will be beneficial to the Trust's ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increased ownership of the units held by management and directors further aligning managements' interests with those of unitholders.

Business prospects

Provident intends to execute a balanced portfolio strategy. In the COGP business internal development projects with a board approved capital budget of $68.8 million are planned.

Acquisitions of interest in properties close to properties already owned or partially owned by Provident will be pursued. In the USOGP business internal development projects are planned with a board approved capital budget of $ 41.1 million. Major corporate or property acquisitions are being evaluated. In the Midstream Services business Provident will expand and build upon the Redwater business and evaluate additional infrastructure assets with a goal of adding quality assets at reasonable prices. The goal of these strategies is to maintain and increase per unit distributable cash flow and net asset value.

Sensitivities

The following table shows the estimated sensitivity of 2005 cash flows to changes in pricing, interest and volume with the assets and hedge positions in place:

	Change
	000's		per unit
Pricing
WTI (+US$ 1.00) Oil		$2,974		$0.02
AECO (+Cdn$ 0.25) Gas		$4,460		$0.03
Interest (+/-1.0%)		$1,677		$0.01
US exchange (+Cdn$ 0.01)		$2,065	$(0.01)
Volume (000s)
Light/Medium Oil (+100 bpd)		$921		$0.01
Heavy Oil (+100 bpd)		$552		$-
Natural Gas (+1.0 mmcfd)		$1,372		$0.01

Critical accounting policies

Provident's accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies are identified as critical accounting policies because they form an integral part of Provident's financial position. And also require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain. These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident's historical experience, management's experience, and other factors that, in management's opinion, are relevant and appropriate. Management assumptions may change over time, as further experience is gained or as operating conditions change.

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

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident's share of estimated total proved oil and natural gas reserve volumes before royalties. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. Changes in underlying assumptions or economic conditions could have a material impact on Provident's financial results. To mitigate these risks management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident's Canadian reserves. For Provident's U.S. based assets management utilizes Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc., independent engineering firms, to evaluate reserves.

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature, subject to uncertainty and changes in underlying assumptions could have a material impact on Provident's financial results.

Asset retirement obligation

Under the asset retirement obligation (ARO) standard, the fair value of asset retirement obligations is recorded as a liability on a discounted basis, when incurred. The value of the related assets are increased by the same amount as the liability and depreciated over the useful life of the asset. Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

Asset retirement obligation requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies. Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident's financial results.

Changes in accounting policies

The following changes in accounting policy were adopted by Provident in 2004.

Convertible debentures

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - presentation and disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. The revised standard requires the Trust to classify proceeds from convertible debentures issued in 2002, 2003 and 2004 as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for trust units.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into trust units is an embedded conversion option. The financial statement effect of this accounting treatment is outlined in this management's discussion and analysis in the section entitled interest expense.

Hedging relationships

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee ("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and determined that none of the derivative instruments qualified for hedge accounting.

At January 1, 2004 the Trust recorded an unrealized loss of $25.1 million in deferred charges on the Consolidated Balance Sheet that is being recognized in income over the term of the previously designated hedged items. The earnings impact was a $23.0 million loss before income taxes for the year ended December 31, 2004 recorded in unrealized loss on non-hedging derivative instruments on the Statement of Operations and Accumulated Loss.

At December 31, 2004 the Trust recorded a non-hedging derivative instrument payable of $24.5 million, being the mark to market loss position of the Trust's non-hedging derivative instruments at that date. As a result, the Trust recorded a loss on non-hedging derivative instruments of $0.6 million for the year ended December 31, 2004.

Full cost accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

Unit based compensation

Provident accounts for the unit option plan using the fair value of the option at the date of issue. Under the fair value method the amount to be recognized as expense is determined at the time the options are issued and is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus. This method was adopted in 2003. For the period from December 2003 to November 2004 the Trust used the intrinsic method to estimate the compensation expense associated with the unit option plan. The intrinsic value method re-valued unexercised options based on the trading price of the trust's trust units at the balance sheet date and amortized any change in value over the remaining vesting period of the unexercised options. As the change in methodology in 2004 is a change in estimate under accounting standards, the fair value methodology has been applied prospectively without restatement of prior periods.

Foreign currency translation

In the fourth quarter of 2004, the Trust reviewed its practices for U.S. operations and determined that such operations are self-sustaining as a result of the development of the Trust's management practices for U.S. operations. The accounts of self-sustaining foreign operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using rates for the period. Translation gains and losses related to the operations are deferred and included as a separate component of unitholder's equity. Previously, operations outside of Canada were considered to be integrated and translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rates, other assets and liabilities at the historical rates and revenues and expenses at the rates for the period except depreciation, depletion and accretion, which were translated on the same basis as the related assets. This change in practice was adopted prospectively beginning October 1, 2004.

Transportation

Transportation costs incurred on Canadian oil and gas operations have been classified as expenses in 2004. Comparative balances have been restated.

Recent accounting pronouncements

The following new accounting guidelines or standards are applicable to Provident but have not been implemented.

Variable interest entities ("VIEs")

In June 2003 the CICA issued Accounting Guideline 15 ("AcG-15") "Consolidation of Variable Interest Entities". AcG-15 defines VIEs as entities in which either; the equity at risk is not sufficient to permit that entity to finance its activities without additional financial support from other parties; or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 harmonizes Canadian and U.S. GAAP and provides guidance for companies consolidating VIEs in which they are the primary beneficiary. The guideline is effective for all annual and interim periods beginning on or after November 1, 2004. Provident does not expect this guideline to have a material impact on the Trust.

Exchangeable shares

The CICA has issued an amendment to an EIC, "Income trusts - exchangeable shares." The Trust has not evaluated the effect that this standard might have on the consolidated financial statements.

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

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

  operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident.

  the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

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

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the four quarters ended December 31, 2004 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1		Q2		Q3		Q4
TSE - PVE.UN (Cdn$)
High		$11.55		$11.77		$11.43		$11.96
Low		$9.21		$10.29		$10.19		$10.56
Clos e		$10.76		$10.29		$11.20		$11.37
Volume (000s)		13,156		25,275		26,858		21,851
AMEX - PVX (US$)
High		$9.06		$8.74		$8.96		$9.61
Low		$7.59		$7.63		$7.70		$8.49
Close		$8.24		$7.71		$8.88		$9.48
Volume (000s)		36,172		48,255		50,024		62,211

Quarterly table

	2004
	First	Second	Third	Fourth	YTD
($000s except per unit amounts)	Quarter (1)	Quarter(1)	Quarter(1)	Quarter	Total
Financial - consolidated
Revenue	$234,432	$218,304	$287,686	$369,435	$1,109,857
Cash flow	$36,269	$36,530	$54,076	$58,371	$185,246
Net income (loss)	$(6,144)	$(7,036)	$(4,317)	$39,179	$21,682
Unitholder distributions	$31,036	$35,039	$46,489	$52,064	$164,628
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$54,865	$59,316	$89,129	$91,569	$294,879
Earnings before interest, DD&A, taxes	$30,741	$34,974	$51,767	$50,498	$167,980
and other non-cash items
Cash flow	$26,386	$29,593	$44,825	$41,798	$142,602
Net income (loss)	$(10,003)	$(11,210)	$(17,750)	$28,111	$(10,852)

Midstream services and marketing
Cash revenue	$233,031	$218,388	$287,679	$288,768	$1,027,866
Earnings before interest, DD&A and	$12,197	$8,945	$10,986	$17,957	$50,085
taxes					$42,644
Cash flow	$9,883	$6,937	$9,251	$16,573
Net income	$3,859	$4,174	$13,433	$11,068	$32,534

Operating
Oil and gas production
Light/medium oil (bpd)	5,965	7,861	12,674	14,012	10,146
Heavy oil (bpd)	6,588	6,537	6,770	6,536	6,608
Natural gas liquids (bpd)	1,130	1,267	1,803	1,770	1,494
Natural gas (mcfd)	63,859	68,007	88,642	87,339	77,022
Oil equivalent (boed)	24,326	27,000	36,021	36,874	31,085

Midstream services and marketing
Redwater throughput (bpd)	58,640	48,452	55,759	56,599	55,120

(Cdn $)
Average selling price net of
transportation expense
Light/medium oil per bbl
(before hedges)	$39.00	$42.28	$48.59	$45.83	$45.01
Light/medium oil per bbl
(including hedges)	$26.15	$29.97	$38.00	$33.88	$33.29
Heavy oil per bbl
(before hedges)	$26.84	$28.26	$34.23	$25.33	$28.72
Heavy oil per bbl
(including hedges)	$22.80	$23.26	$25.72	$22.17	$23.51
Natural gas liquids per barrel	$37.03	$40.55	$40.88	$42.80	$40.68
Natural gas per mcf
(before hedges)	$6.40	$7.01	$6.47	$6.56	$6.60
Natural gas per mcf
(including hedges)	$6.31	$6.26	$6.05	$6.31	$6.23

(1) Restated - note 3

Quarterly table

	2003 (1)
	First	Second	Third	Fourth	YTD
($000s except per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$66,710	$57,520	$67,622	$214,477	$406,329
Cash flow	$40,372	$30,106	$27,544	$30,343	$128,365
Net income	$(10,832)	$21,108	$(4,285)	$17,448	$23,439
Unitholder distributions	$33,091	$35,528	$28,969	$32,024	$129,612
Distributions per unit	$0.60	$0.60	$0.47	$0.39	$2.06

Oil and gas production
Cash revenue	$66,710	$57,520	$55,260	$54,648	$234,138
Earnings before interest, DD&A and
taxes	$26,845	$33,989	$31,517	$25,660	$118,011
Cash flow	$40,372	$30,106	$27,463	$21,620	$119,561
Net income	$(10,832)	$21,108	$(4,366)	$9,709	$15,619

Midstream services and marketing
Cash revenue	$-	$-	$23,713	$173,435	$197,148
Earnings before interest, DD&A and
taxes	$-	$-	$-	$10,242	$10,242
Cash flow	$-	$-	$81	$8,723	$8,804
Net income	$-	$-	$81	$7,739	$7,820

Operating
Oil and gas production
Light/medium oil (bpd)	7,285	6,770	6,748	6,454	6,812
Heavy oil (bpd)	6,245	6,700	7,495	7,151	6,902
Natural gas liquids (bpd)	1,085	1,162	1,276	1,145	1,167
Natural gas (mcfd)	83,924	72,898	73,090	68,657	74,596
Oil equivalent (boed)	28,602	26,781	27,701	26,193	27,314

Midstream services and marketing
Redwater throughput (bpd)	-	-	-	63,616	N/A

(Cdn $ per boe)
Average selling price net of transportation expense
Light/medium oil per bbl
(before hedges)	$43.64	$33.57	$33.49	$32.79	$36.02
Light/medium oil per bbl
(including hedges)	$32.04	$29.18	$28.24	$26.61	$29.09
Heavy oil per bbl
(before hedges)	$31.63	$23.47	$24.17	$20.61	$24.74
Heavy oil per bbl
(including hedges)	$24.63	$21.92	$22.16	$20.25	$22.09
Natural gas liquids per barrel	$45.13	$37.16	$28.26	$34.48	$35.87
Natural gas per mcf
(before hedges)	$7.94	$6.87	$5.88	$5.62	$6.63
Natural gas per mcf
(including hedges)	$6.49	$5.64	$5.14	$5.48	$5.71

AUDITORS' REPORT

To the Unitholders of Provident Energy Trust

We have audited the consolidated balance sheets of Provident Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated loss and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the management of Provident. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003, and the results of its operations and cash flows for the years ended December 31, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP	Calgary, Alberta
Chartered Accountants	March 9, 2005

Comments by Auditor for U.S. readers on Canada-U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the Consolidated Financial Statements. Our report to the shareholders dated March 9, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP	Calgary, Alberta
Chartered Accountants	March 9, 2005

PROVIDENT ENERGY TRUST

CONSOLIDATED BALANCE SHEETS

Canadian Dollars (000s)

	As at	As at
	December 31,	December 31,
	2004	2003
		(restated note 3)
Assets
Current assets
Cash	$244	$45
Accounts receivable	143,142	118,890
Petroleum product inventory	17,151	24,206
Deferred derivative loss (notes 2, 3 and 15)	2,144	-
Prepaid expenses	10,265	5,632
	172,946	148,773
Cash reserve for future site reclamation (note 16)	1,454	1,829
Investments (note 2 and 13)	3,000	-
Deferred financing charges (note 3)	5,584	5,019
Property, plant and equipment (note 5)	1,299,654	884,891
Goodwill (note 4)	330,944	102,443
	$1,813,582	$1,142,955
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$171,412	$121,832
Cash distributions payable	15,416	8,389
Distribution payable to non-controlling interest	271	-
Financial derivative instruments (notes 2 and 3)	24,524	-
	211,623	130,221
Long-term debt (note 3 and 6)	432,206	356,573
Asset retirement obligation (notes 2 and 8)	40,506	33,182
Future income taxes (note 12)	70,629	58,805

Non-controlling interest	13,649	-

Unitholders' Equity
Unitholders' contributions (note 9)	1,438,393	803,299
Exchangeable shares (note 9)	34,439	19,518
Convertible debentures equity component (note 3)	9,785	7,908
Contributed surplus (note 10)	2,002	1,305
Cumulative translation adjustment (note 3)	(28,848)	-
Accumulated income (loss)	1,844	(19,838)
Accumulated cash distributions (note 11)	(412,646)	(248,018)
	1,044,969	564,174
	$1,813,582	$1,142,955

Approved by the Board of Directors of Provident Energy Ltd.

(Signed) Grant D. Billing	(Signed) M.H. (Mike) Shaikh
Director	Director

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)

Canadian Dollars (000s except per unit amounts)

	Year ended
	December 31,
	2004	2003
	(restated note 3)
Revenue (note 7)
Revenue	$1,200,854	$455,263
Realized loss on financial derivative instruments	(68,944)	(48,934)
Unrealized loss on financial derivative instruments	(22,053)	-
	1,109,857	406,329

Expenses
Cost of goods sold	741,641	153,147
Production, operating and maintenance	141,493	84,040
Transportation	5,087	5,447
General and administrative	27,104	15,365
Non-cash general and adminstrative (note 10)	1,819	1,305
Management internalization (note 13)	-	18,592
Interest on bank debt	11,816	9,733
Interest, accretion and amortization on convertible
debentures	16,608	9,955
Foreign exchange (gains) losses	(2,224)	180
Depletion, depreciation and accretion	177,282	138,272
	1,120,626	436,036

Loss before taxes	(10,769)	(29,707)

Capital taxes	5,921	3,332
Current and withholding taxes	1,282	-
Future income tax recovery (note 12)	(40,577)	(56,478)
	(33,374)	(53,146)

Net income before non-controlling interest	22,605	23,439
Non-controlling interest	923	-
Net income	21,682	23,439

Accumulated loss, beginning of year	(4,029)	(37,423)
Retroactive application of changes in
accounting policies (Note 3)	(15,809)	(5,854)
Accumulated loss, beginning of year, restated	(19,838)	(43,277)
Accumulated income (loss), end of year	$1,844	$(19,838)

Net earnings per unit - basic	$0.19	$0.34
- diluted	$0.19	$0.34

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS (000s) Canadian dollars

	Year ended
	December 31,

	2004	2003

		(restated note 3)
Cash provided by operating activities
Net income for the year	$21,682	$23,439
Add non-cash items:
Depletion, depreciation and accretion	177,282	138,272
Amortization of deferred charges	-	621
Debenture accretion and amortization of deferred financing charges (note 6)
	2,808	2,614
Non-cash general and administrative (note 10)	1,819	1,305
Unrealized loss on non-hedging derivative instruments (note 7)	22,053	-
Unrealized foreign exchange gain
	(744)	-
Future income tax recovery	(40,577)	(56,478)
Non-controlling interest (note 4)	923	-
Management internalization (note 13)	-	18,592
Cash flow from operations before changes in working capital
and site restoration expenditures
	185,246	128,365
Site restoration expenditures	(3,219)	(2,153)
Change in non-cash operating working capital	5,796	(23,377)
	187,823	102,835

Cash used for financing activities
Proceeds (repayments) of long-term debt	(77,087)	49,300
Proceeds of bridge financing	158,184	-
Repayment of bridge financing	(158,184)	-
Declared distributions to unitholders	(164,628)	(129,612)
Declared distributions to non-controlling interest	(964)	-
Issue of trust units, net of issue costs	320,976	220,262
Issue of debenture, net of costs	48,000	71,800
Change in non-cash financing working capital	8,213	28
	134,510	211,778

Cash used for investing activities
Expenditures on property, plant and equipment	(76,321)	(31,628)
Acquisition of Olympia Energy Inc. (note 4)	(4,715)	-
Acquisition of Viracocha Energy Inc. (note 4)	(1,993)	-
Acquisition of Breitburn Energy LLC (note 4)	(165,649)	-
Acquisition of Redwater (note 4)	(1,300)	(298,638)
Oil and gas property acquisitions	(72,745)	-
Acquisition of Provident Management Corp	-	(364)
Proceeds on disposition of oil and natural gas properties	10,717	9,947
Reclamation fund contributions	(2,844)	(2,492)
Reclamation fund withdrawals	3,219	2,153
Payment of non-hedging derivative instruments	(23,302)	-
Reimbursement for leasehold improvements	-	1,437
Change in non-cash investing working capital	12,799	4,975
	(322,134)	(314,610)

Increase in cash	199	3
Cash beginning of year	45	42
Cash end of year
	$244	$45

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$23,619	$17,876

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$ 000's, except unit and per unit amounts)

December 31, 2004

1.          Structure of the Trust

Provident Energy Trust (the "Trust") is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly all types of petroleum and natural gas and energy related assets, including without limitation facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The Trust commenced operations March 6, 2001. Cash flow is provided to the Trust from properties owned and operated by Provident Energy Ltd. and directly and indirectly owned subsidiaries and partnerships of the Trust ("Provident"). Cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.          Significant accounting policies

(i)          Principles of consolidation and investments

The consolidated financial statements include the accounts of the Trust and Provident and its subsidiary Breitburn Energy Ltd. (Breitburn), and are presented in accordance with Canadian generally accounting principles.

The Trust has an investment in a private company representing 20 percent of the total outstanding private company's shares. The Trust does not have direct or joint control over the strategic operating, investing and financing decisions of the private company, but does have significant influence. The investment in the private company is accounted for using the equity method.

(ii)         Financial derivative instruments

All derivative financial instruments are recorded on the balance sheet at fair value and changes in fair value are recognized in income as unrealized gains (losses) on financial derivative instruments in the period in which the change occurs. Actual gains (losses) are recorded as realized gains (losses) on financial derivative instruments in the period that the instrument is settled.

(iii)        Property, plant & equipment

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

a)          Depletion, depreciation and accretion

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

Midstream facilities, including natural gas storage facilities and natural gas liquids extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which are predominantly 30 years. Capital assets related to pipelines are carried at cost and depreciated using the straight-line method over their economic lives.

b)          Ceiling test

Effective January 1, 2004 the ceiling test calculation is performed by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value. Fair value is determined by the future cash flows from the proved plus probable reserves discounted at the Trust's risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

(iv)       Joint Venture

Provident conducts many of its oil and gas production activities through joint ventures and the accounts reflect only Provident's proportionate interest in such activities.

(v)        Inventory

Inventories of products are valued at the lower of average cost and net realizable value based on quoted market prices.

(vi)       Goodwill

Goodwill, which represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized

(vii)      Asset retirement obligation

Under the asset retirement obligation ("ARO") standard the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined. When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability. The asset recorded is depleted over the useful life of the asset. Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

(viii)     Unit option plan

The Trust uses the fair value method for valuing compensation expense associated with the Trust's unit option plan ("the Plan"). Provident has applied this method to options issued after January 1, 2003, the effective date for implementing stock based compensation accounting. Under the fair value method the amount to be recognized as expense is determined at the time the options are issued and is deferred and recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus.

(ix)        Unit appreciation rights plan

The Trust has established a unit appreciation rights plan (UAR's) for certain employees of its U.S. subsidiary. Liabilities under the Trust's UAR's are estimated at each balance sheet date, based on the amount of UAR's that are in the money using the unit price as at that date. Expenses are recorded through non-cash general and administrative costs, with an offsetting amount in accounts payable.

(x)         Trust unit calculations

The Trust applies the treasury stock method to determine the dilutive effect of trust unit rights and trust unit options. Under the treasury stock method, outstanding and exercisable instruments that will have a dilutive effect are included in per unit diluted calculations, ordered from most dilutive to least dilutive.

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby if the current market price per unit is in excess of the stated conversion price per unit the weighted-average number of potential units assumed issued are included in the per unit - diluted calculations. The units issued upon conversion are included in the denominator of per unit - basic calculations from the date of conversion. Consequently, units assumed issued are weighted for the period the convertible debentures were outstanding, and units actually issued are weighted for the period the units were outstanding.

(xi)        Future income taxes

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

(xii)       Revenue recognition

Revenues associated with the sales of Provident's natural gas, natural gas liquids ("NGL's) and crude oil owned by Provident are recognized when title passes from Provident to its customer.

Marketing revenues and purchased product are recorded on a gross basis as Provident takes title to product and has the risks and rewards of ownership.

Revenues associated with the services provided where Provident acts as agent are recorded as the services are provided. Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

(xiii)      Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, and asset retirement obligation. The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs. Due to the inherent limitations in metering and the physical properties of storage caverns the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

The estimation of oil and gas reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and consider the timing of future expenditures. The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts.

3.          Changes in accounting policies and practices

(i)          Financial derivative instruments

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee ("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and did not apply hedge accounting to its derivative instruments

At January 1, 2004 the Trust recorded an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that is being recognized in income over the term of the previously designated hedged items. For the period ending December 31, 2004, $23.0 million of this deferred charge has been amortized.

At December 31, 2004 the Trust recorded a financial derivative instrument payable of $24.5 million, that being the mark to market loss position of the Trust's financial derivative instruments at that date.

(ii)         Property, plant & equipment

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full Cost Accounting in the Oil and Gas Industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust's risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment. Adopting accounting guideline 16 had no effect on the Trust's financial results.

(iii)       Convertible debentures

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. The revised standard requires the Trust to classify proceeds from convertible debentures issued in 2002, 2003 and 2004 as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for trust units. Issue costs on convertible debentures are recorded as deferred financing charges and are amortized over the life of the debenture.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into trust units is an embedded conversion option. The effect of the adoption of this standard is presented in Note 6 to the financial statements.

(iv)       Foreign currency translation

In the fourth quarter of 2004, the Trust reviewed its practices for U.S. operations and determined that such operations are self-sustaining as a result of the development of the Trust's management practices for U.S. operations. The accounts of self-sustaining foreign operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using rates for the period. Translation gains and losses related to the operations are deferred and included as a separate component of unitholder's equity. Previously, operations outside of Canada were considered to be integrated and translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period end exchange rates, other assets and liabilities at the historical rates and revenues and expenses at the rates for the period except depreciation, depletion and accretion, which were translated on the same basis as the related assets. This change in practice was adopted prospectively beginning October 1, 2004.

(v)        Transportation

Transportation costs incurred on Canadian oil and gas operations have been classified as expenses in 2004. Comparative balances have been restated.

4.          Acquisitions

(i)          Acquisition of Olympia

On June 1, 2004 Provident acquired Olympia Energy Inc. for consideration of 13,385,579 Trust units with an ascribed value of $152.9 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million plus acquisition costs which when netted with option proceeds total $4.7 million. Olympia was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:
Net assets acquired and liabilities assumed
Property, plant and equipment	$162,352
Goodwill	106,499
Working capital deficiency	(326)
Bank debt	(53,852)
Asset retirement obligation	(1,909)
Non-hedging derivative instrument	(947)
Future income taxes	(39,107)
$172,710

Consideration
Acquisition costs	$8,700
Option proceeds	(3,985)
Exchangeable shares issued (note 9)	15,132
Trust units issued (note 9)	152,863
$172,710

(ii)         Acquisition of Viracocha

On June 1, 2004 Provident acquired Viracocha Energy Inc. for consideration of 12,758,386 Trust units with an ascribed value of $145.7 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million and acquisition costs which when netted with option proceeds total $2.0 million. Viracocha was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$109,907
Goodwill	122,002
Working capital	2,172
Bank debt	(49,891)
Capital lease obligation	(77)
Deferred lease obligation	(98)
Asset retirement obligation	(7,895)
Future income taxes	(13,294)
$162,826

Consideration
Acquisition costs	$9,000
Option and warrant proceeds	(7,007)
Exchangeable shares issued (note 9)	15,132
Trust units issued (note 9)	145,701
$162,826

(iii)        Acquisition of Breitburn

On June 15, 2004 Provident acquired 92 percent of Breitburn Energy LLC (Breitburn) for consideration of $157.4 million and acquisition costs of $8.2 million. Breitburn is a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$214,261
Working capital deficiency	(8,402)
Non-hedging derivative instruments	(25,181)
Other assets	1,028
Asset retirement obligation	(2,367)
Non-controlling interest	(13,690)
$165,649

Consideration
Acquisition costs	$8,214
Cash	157,435
$165,649

On October 4, 2004, the Trust funded Breitburn $58.5 million (US $45 million) for the Orcutt property acquisition. The result of this funding increased Provident's ownership interest in Breitburn by 2.2 percent to a total of 94.2 percent.

(iv)       Acquisition of Redwater

On September 30, 2003, Provident acquired Western Canadian midstream assets ("Redwater") for $298.6 million. The purchase price was financed through $35.8 million of long-term debt, $71.8 million of net proceeds from the issuance of convertible debentures, and $191.1 million in net proceeds from the issuance of 19,205,000 trust units. In 2004 an additional $1.3 million of acquisition costs were incurred and allocated to property, plant and equipment and financed by long-term debt.

Provident allocated the purchase price of Redwater as follows:

Net assets acquired
Petroleum product inventory	$15,413
Property, plant and equipment (includes acquisition costs of $6,763)	283,225
$298,638
The acquisition was financed by:
Revolving term credit facility (note 6)	$35,768
Issuance of trust units issued for cash (net of costs $10,582) (note 9)	191,070
Issuance of convertible debentures (net of costs of $3,205) (note 6)	71,800
$298,638

5.         Property, plant & equipment

		Accumulated
		depletion and	Net Book
December 31, 2004	Cost	depreciation	value
Oil and natural gas properties	$1,567,902	$555,280	$1,012,622
Midstreamassets	293,616	11,815	281,801
Office equipment	9,904	4,673	5,231
Total	$1,871,422	$571,768	$1,299,654

		Accumulated
		depletion and	Net Book
December 31, 2003	Cost	depreciation	value
Oil and natural gas properties	$990,568	$391,922	$598,646
Midstreamassets	283,225	2,206	281,019
Office equipment	8,359	3,133	5,226
Total	$1,282,152	$397,261	$884,891

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2004 totaled $31.2 million (December 31, 2003 - $16.4 million). Asset retirement costs of $29.4 million are included in the property, plant and equipment (December 31, 2003 - $26.4 million).

An impairment test calculation was performed on the Trust's property, plant and equipment at December 31, 2004 in which the estimated undiscounted future net cash flows based on estimate future prices associated with the proved reserves exceeded the carrying amount of the Trust's oil and gas property plant and equipment.

The following table outlines prices used in the impairment test at December 31, 2004:

Year	Oil	Gas	NGL

2005	$41.12	$ 7.93	$37.36
2006	$35.72	$ 6.65	$29.56
2007	$32.47	$ 6.20	$25.36
2008	$33.66	$ 6.17	$25.25
2009	$34.68	$ 6.28	$24.67

6.         Long-term debt

	Dec 31, 2004	Dec 31, 2003
Revolving term credit facility	$262,750	$236,500
Convertible debentures	169,456	120,073
	$432,206	$356,573

(i)         Revolving term credit facility

Provident has a $410 million term credit facility with a syndicate of Canadian chartered banks secured by oil and gas and midstream assets. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter end debt divided by the previous quarter's cash flow annualized. At December 31, 2004, the rate was the bank prime of 4.75 percent plus 0.50 percent. At December 31, 2003 the facility totaled $335 million and in February 2004 a credit and consent agreement restricted the borrowing base under the facility to $310 million. In June 2004 the facility increased to $370 million and at September 30, 2004, the facility was increased $40 million to its current level of $410 million. The additional $40 million of capacity is intended to provide for a US dollar base rate loan.

Pursuant to the terms of the agreement, each year on or after May 24, Provident can request the revolving period to be extended for a further 364 day period. If the lenders do not extend the revolving period, at Provident's option, the credit facility is converted to a one year non-revolving term credit facility at the end of the 364 day term, with one-sixth of the loan balance due May 2006, one-twelfth due August 2006 and the remaining balance due at the end of the term period. As collateral security, Provident has pledged a $750 million fixed and floating charge debenture against all of its assets.

At December 31, 2004 Provident had $31 million in letters of credit outstanding that guarantee Provident's performance under certain commercial contracts associated with the marketing segment of the midstream business unit. At December 31, 2003 Provident's letters of credit totaled $12.3 million.

(ii)        Convertible debentures

On July 6, 2004 the Trust issued $50.0 million of unsecured subordinated convertible debentures ($48.0 million net of issue costs) with an 8.0 percent coupon rate maturing July 31, 2009. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $12.00 per trust unit prior to July 31, 2009, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded fair value of $48.1 million under accounting rules. The difference between the fair value and proceeds of $1.9 million was recorded as equity.

On September 30, 2003 the Trust issued $75 million of unsecured subordinated convertible debentures ($71.8 million net of issues costs) with an 8.75 percent coupon rate maturing December 31, 2008. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $11.05 per trust unit prior to December 31, 2008, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $70.6 million. The difference between the fair value and proceeds of $4.4 million was recorded as equity.

On April 11, 2002 the Trust issued $64.4 million of unsecured subordinated convertible debentures ($61.4 million net of issue costs) with a 10.5 percent coupon rate maturing May 15, 2007. Issue costs have been classified as deferred financing charges. The debentures may be converted into trust units at the option of the holder at a conversion price of $10.70 per trust unit prior to May 15, 2007, and may be redeemed by the Trust under certain circumstances. The unsecured subordinated convertible debentures were initially recorded at fair value under accounting rules of $60.6 million. The difference between the fair value and proceeds of $3.8 million was recorded as equity.

The Trust may elect to satisfy interest and principal obligations by the issuance of trust units. During 2004, $0.12 million of debentures were converted to trust units at the election of debenture holders (2003- $14.35 million).

7.         Revenue

	Year ended
	December 31,
	2004	2003
Gross production revenue	$449,869	$355,941
Product sales and service revenue	840,184	172,191
Royalties	(89,199)	(72,869)
Revenue	1,200,854	455,263
Realized loss on financial derivative instruments	(68,944)	(48,934)
Unrealized loss on financial derivative instruments	(22,053)	-
	$1,109,857	$406,329

Change in unrealized gain on financial derivative instruments	$937	$-
Amortization of loss on financial derivative instruments (note 15)	(22,990)	-
Unrealized loss on financial derivative instruments	$(22,053)	$-

8.          Asset retirement obligation

The Trust's asset retirement obligation is based on the Trust's net ownership in wells, facilities and the midstream assets and represents management's estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $130.4 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 20 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $26.1 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land.. Payments to settle the

Midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 30 to 35 years.

	For the year ended
	December 31,
	2004	2003
Carrying amount, beginning of period	$33,182	$32,645
Oil and gas producing corporate acquisitions	12,171	-
Change in estimate	(2,429)	-
Increase in liabilites incurred during the period	166	519
Accretion expense	2,387	2,171
Settlement of liabilities during the period	(4,971)	(2,153)
Carrying amount, end of period	$40,506	$33,182

9.          Unitholders contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a January 22, 2004 public offering. Proceeds from the issue were initially used to pay down Provident's bank debt and throughout 2004 have been used to finance the 2004 capital program.

On June 1, 2004 the Trust issued 13.4 million units (at an ascribed value of $152.9) and a further 12.8 million units (at an ascribed value of $145.7 million) as part of the consideration to acquire the outstanding shares of Olympia Energy Inc. and Viracocha Energy Inc. respectively. 1.325 million exchangeable shares of Provident Energy Ltd. were issued pursuant to each transaction for a total of 2.65 million additional exchangeable shares. The exchangeable shares will be automatically exchanged for Trust Units on January 15, 2006, subject to extension at the option of the Offeror. The exchange ratio for these shares is calculated with reference to the distributions.

On July 6, 2004 the Trust issued 13.1 million units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) pursuant to a June 17, 2004 public offering. Proceeds from the issue applied to pay down the bridge financing used in the Breitburn Energy LLC acquisition.

On October 4, 2004 the Trust issued 11.48 million units at $10.95 per unit, for net proceeds (after underwriters' fees) of $119.4 million. Proceeds were used to fund the acquisition of the Orcutt property in California ($58.5 million) and to repay bank debt.

In 2004 the Trust issued 4.2 million units related to Provident's DRIP program, conversion of exchangeable shares to units, conversion of convertible debentures to units and units issued pursuant to Provident's Unit Option Plan. The net increase in unitholders' contributions associated with these activities was $40.0 million.

During 2003 the Trust issued 19,205,000 units (16,700,000 on September 30, 2003 and 2,505,000 on exercise of underwriters options) for gross proceeds of $201.7 million, in a financing concurrent with the purchase of the Redwater assets (Note 4).

On January 17, 2003 Provident Energy Ltd., a subsidiary, issued 1.7 million exchangeable shares as consideration for the acquisition of Provident Management Corp. (see Note 13). The conversion ratio for the exchangeable shares for the period January 17 to February 14, 2003 was equal to one trust unit for one exchangeable share, and is increased on each date a distribution is paid by the trust. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances.

In 2003 the Trust issued 9.9 million units related to Provident's DRIP program, conversion of exchangeable shares to units, conversion of convertible debentures to units and units issued pursuant to Provident's Unit Option Plan. The net increase in unitholders' contributions associated with these activities was $98.9 million.

			Year ended December 31,
		2004			2003
Trust Units	Number		Amount	Number		Amount
	of Units		(000s)	of Units		(000s)
Balance at beginning of period	82,824,688		$803,299	53,729,335		$513,835
Issued to acquire Olympia Energy Inc. (note 4)	13,385,579		152,863	-		-
Issued to acquire Viracocha Energy Ltd. (note 4)	12,758,386		145,701	-		-
Issued for cash	29,080,000		312,346	19,205,000		201,653
Exchangeable share conversions	1,633,312		15,343	5,726,525		55,518
Issued pursuant to unit option plan	638,991		4,677	202,446		1,626
Issued pursuant to the distribution reinvestment
plan	1,745,418		18,250	2,478,956		25,880
To be issued pursuant to the distribution
reinvestment plan	148,496		1,616	141,361		1,528
Debenture conversions	11,378		124	1,341,065		14,350
Unit issue costs	-		(15,826)	-		(11,091)
Balance at end of period	142,226,248		$1,438,393	82,824,688		$803,299

			Year ended December 31,
		2004			2003
Exchangeable shares	Number		Amount	Number		Amount
Provident Acquisitions Inc.	of Units		(000s)	of Units		(000s)
Balance at beginning of period	534,357		$5,829	5,227,844		$57,036
Converted to trust units	(197,481)		(2,154)	(4,693,487)		(51,207)
Balance, end of period	336,876		3,675	534,357		5,829
Exchange ratio, end of period	1.42501			1.2517
Trust units issuable upon conversion, end of period	480,052		$3,675	668,855		$5,829

Exchangeable shares	Number		Amount	Number		Amount
Provident Energy Ltd.	of Units		(000s)	of Units		(000s)
Balance at beginning of period	1,279,227		$13,689	-		$-
Issued to acquire Provident Management Corp. (note 13)	-		-	1,682,242		18,000
Converted to trust units	(640,753)		(6,856)	(403,015)		(4,311)
Balance, end of period	638,474		6,833	1,279,227		13,689
Exchange ratio, end of period	1.35099		-	1.18663
Trust units issuable upon conversion, end of period	862,572		$6,833	1,517,969		$13,689

Exchangeable shares (Series B)	Number		Amount	Number		Amount
Provident Energy Ltd.	of Units		(000s)	of Units		(000s)
Balance at beginning of period	-		$-	-		$-
Issued to acquire Olympia Energy Inc. (note 4)	1,325,000		15,132	-		-
Issued to acquire Viracocha Energy Inc. (note 4)	1,325,000		15,132	-		-
Converted to trust units	(554,729)		(6,333)
Balance, end of period	2,095,271		23,931	-		-
Exchange ratio, end of period	1.06742		-	-		-
Trust units issuable upon conversion, end of period	2,236,534		$23,931	-		$-
Total Trust unit issuable upon conversion
of all exchangeable shares, end of period	3,579,158		$34,439	2,186,824		$19,518

The per trust unit amounts for 2004 were calculated based on the weighted average number of units outstanding of 116,627,982 which includes the shares exchangeable into trust units (2003 - 68,448,203). The diluted per trust unit amounts for 2004 are calculated including an additional 179,428 trust units (2003 - 50,098) for the effect of the unit option plan. Provident's convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive.

10.        Non-cash general & administrative

(i)          Unit option plan

The Trust option plan (the "Plan") is administered by the Board of Directors of Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 8,000,000 trust units reserved for the Trust option plan. Options are granted at a "strike price" which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest six months after grant and every year thereafter in equal increments except for options granted to existing employees which vest immediately.

		Year ended
		December 31,
	2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
Outstanding, beginning of period	4,008,744	$11.06	796,810	$10.86
Granted	1,909,067	10.89	3,443,550	11.09
Exercised	(638,991)	10.96	(202,446)	10.62
Cancelled	(78,489)	11.25	(29,170)	11.18
Outstanding, end of period	5,200,331	11.01	4,008,744	11.06
Exercisable at end of period	2,620,941	$11.05	1,535,004	$11.07

At December 31, 2004, the Trust had 5,200,331 options outstanding with strike prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 2.71 years and the weighted average exercise price is $11.01 per unit excluding average potential reductions to the strike prices of $1.08 per unit.

At December 31, 2003, the Trust had 4,008,744 options outstanding with strike prices ranging from $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options was 3.09 years and the weighted exercise price was $11.06 per unit excluding average potential reductions to the strike prices of $1.26 per unit.

On December 31, 2004 the Trust prospectively applied the fair value based method of accounting for the Plan. Previously, the Trust applied the intrinsic value methodology due to the uncertainties of future expected distributions. The Trust now uses the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding options issued on or after January 1, 2003 at their issue date. The Trust has reevaluated the assumptions required to calculate the fair value of options and considers the estimates required to calculate the fair value reasonably estimated at the time of the issue of the options.

In 2004 the Trust recorded unit-based compensation expense (non-cash general and administrative) of $1.2 million, for the 5.4 million options granted on or after January 1, 2003 (2003 - $1.3 million) net of the fourth quarter's compensation recovery of $0.3 million (2003 - nil).

As at December 31, 2004, the following assumptions are the weighted averages of the individual assumptions applied at each grant date to arrive at an estimate of fair value of all granted options on or after January 1, 2003 of $3.6 million:

	2004 Granted Options	2003 Granted Options
Expected annual dividend	8.00%	8.00%
Expected volatility	20.18%	19.46%
Risk - free interest rate	3.30%	3.66%
Expected life of option (yrs)	3.31	3.31
Expected forteitures	-	-
Fair Value of Granted Options	$1.2 million	$2.4 million

In the fourth quarter, 2004 the fair value calculation resulted in a compensation recovery of $0.3M. This difference resulted from the fair value expense of $0.9 million compared to the $1.2 million recorded as compensation expense for the period ending September 30, 2004 under the intrinsic value methodology. Fourth quarter compensation expense utilizing the fair value based method was $0.3M. The remaining fair value of the rights of $1.1 million, less any future cancellations, will be recognized in earnings over the remaining vesting period the rights outstanding. The following table reconciles the movement in the contributed surplus balance:

(Cdn$ 000's)	2004	2003
Contributed surplus, beginning of the year	$1,305	$ -
Compensation expense, net of recovery	1,190	1,305
Benefit on options exercised charged to unitholders' equity	(493)	-
Balance, end of year	$2,002	$1,305

(ii)         Unit appreciation rights

During 2004, the Trust put in place a program whereby certain employees of its U.S subsidiary are granted unit appreciation rights ("UAR's") which entitle the employee to receive cash compensation in relation to the value of a specified number of underlying notional trust units. UAR's vest evenly over a period of three years commencing one year after grant and expire after four years. The UAR's, upon vesting, provide certain employees entitlement to receive a cash payment equal to the excess of the market price of the Trust's Units over the exercise price of the right less notionally accrued distributions in excess of an 8 percent return. These prices are denominated in US dollars and are based on quoted US distributions and market prices.

The following table summarizes the information about UAR's

As at December 31, 2004
	Number of Units	Weighted Average
	Appreciation Rights	Exercise Price
Outstanding, beginning of year	-	-
Granted	976,000	$9.59
Exercised	-	-
Cancelled	-	-
Outstanding, end of year	976,000	$9.59
Exercisable, end of year	-	-

Weighted average remaining contract life (years)	3.48
Average potential reductions to exercise price	$0.35

The fair value associated with the UAR's is expensed in the statement of income over the vesting period. During the year, the Trust recorded compensation costs of $0.8 million with respect to the outstanding UAR's (2003 - nil).

11.        Reconciliation of cash flow and distributions

	Year ended
	December 31,
	2004	2003
Cash provided by operating activities	$187,823	$102,835
Change in non cash working capital	(5,796)	23,377
Site restoration expenditures	3,219	2,153
Cash flow from operations	185,246	128,365
Cash (reserved) used for financing and
investing activities	(20,618)	1,247
Cash distributions to unitholders	164,628	129,612
Accumulated cash distributions,
beginning of period	248,018	118,406
Accumulated cash distributions, paid and declared,
end of period	$412,646	$248,018

Cash (reserved) used for financing and investing activities is a discretionary amount and represents the difference between cash flow from operations less distributions.

12.       Future income taxes

Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities, reported in the financial statements of the corporate subsidiaries, and their respective tax bases, using income tax rates substantively enacted on the consolidated balance sheet date:
	December 31,
	2004	2003
Petroleum and natural gas properties, production facilities and other	$70,301	$57,401
Midstream facilities	328	1,404
	$70,629	$58,805

The income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 38.87 percent (2003 - 40.6 percent) as follows:

	Year ended
	2004	2003
Expected income tax recovery	$(4,186)	$ (8,019)
Increase (decrease) resulting from:
Non-deductible Crown charges and other payments	17,087	14,226
Federal resource allowance	(7,535)	(8,563)
Alberta Royalty Tax Credit	(194)	(183)
Income of the Trust and other	(41,336)	(44,050)
Capital Taxes	5,921	3,332
Witholding tax and other	1,282	-
Income tax rate changes	(4,413)	(9,889)
	$(33,374)	$ (53,146)

13.     Related party transactions

On December 30, 2004, at the conclusion of a competitive process, Provident sold properties to a private company on whose board two of the directors of Provident sit and in which they own shares. The properties were sold for consideration of $3.5 million of which $0.5 million was cash and $3.0 million consisted of 10,000,000 common shares valued at $0.30 per share. The carrying value of these shares are included in investments on the balance sheet. The transaction was recorded at fair value.

Until January 17, 2003 the Trust was actively managed by Provident Management Corporation (the "Manager"), and in accordance with the terms of the management agreement, the Manager was entitled to receive a base fee in the amount of two percent of the operating cash flow of Provident, plus a total return fee based on distributions and unit price performance during the period. Pursuant to the management fee amending agreement approved in conjunction with the management internalization transaction, the base fee paid for the period January 1 to October 31, 2002 was $1.8 million and $0.5 million for the period November 1 to December 31, 2002, for a total base fee of $2.3 million. The total return fee for 2002 was restricted to $9.0 million, payable by way of $4.0 million in cash and 467,290 trust units valued at $5.0 million. The Manager was reimbursed for administration expenses, which totaled $264,242 in 2002.

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

14.       Comparative balances

Certain comparative numbers have been restated to conform to the current year presentation.

15.      Financial instruments and hedging

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation fund investments, current liabilities, other long-term liabilities, asset retirement obligations, commodity and foreign currency contracts and long-term debt. Except as noted

below, as at December 31, 2004 and 2003, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on the Trust's assessment of the creditworthiness of such counterparties. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial instruments, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

At January 1, 2004 the Trust adopted CICA accounting guideline 13 "Hedging relationships" resulting in the recognition of an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that is being amortized to income in the same period as the corresponding losses associated with the hedged items.

Deferred derivative loss
Non-hedging derivative liability, January 1, 2004	$25,134
Derivative instruments amortized	(22,990)
Deferred derivative loss, December 31, 2004	$2,144

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

(i)         Commodity price

a)         Crude oil

For 2004, Provident paid out $56.2 million to settle various oil market based contracts on an aggregate volume of 2,729,700 barrels. For 2003, Provident paid out $23.9 million to settle various oil market based contracts on an aggregate volume of 1,867,500 barrels. The estimated value of contracts in place if settled at market prices at December 31, 2004 would have resulted in an opportunity cost of $25.2 million (December 31, 2003 -$21.1 million). The contracts in place at December 31, 2004 are summarized in the following table:
COGP
Year	Product	Volume		Terms	Effective Period
2005	Light Oil	2,750	Bpd	WTI US $26.07 per bbl (1)	January 1 - December 31
		500	Bpd	Costless collar US $26.00 - $30.10 per bbl	January 1 - December 31

USOGP (BreitbBurn)
Year	Product	Volume		Terms	Effective Period
2005	Light Oil	500	Bpd	Costless collar US$30.00 - $39.80 per bbl	January 1 - December 31
		500	Bpd	Costless collar US$30.00 - $39.50 per bbl	January 1 - December 31
		500	Bpd	Costless collar US$30.00 - $39.37 per bbl	January 1 - December 31
		500	Bpd	Costless collar US$30.00 - $40.00 per bbl	January 1 - December 31
		750	Bpd	Puts US $40.00 per bbl	January 1 - December 31

(1)	Represents a number of transactions entered into over an extended period of time.
(2)	Natural gas contracts are settled against AECO monthly index.
(3)	Provides a floor price while allowing percentage participation above strike price.

b)          Natural Gas

For 2004, Provident paid $10.4 million to settle various natural gas market based contracts on an aggregate of 10,946,000 gigajoules ("GJ"). For 2003, Provident received $25.0 million to settle various natural gas market based contracts on an aggregate of 23,063,900 gigajoules ("GJ"). As at December 31, 2004 the estimated value of contracts in place settled at market prices at December 31 would have resulted in an opportunity gain of $0.3 million (December 31, 2003 - an opportunity cost of $4.1 million). The contracts in place at December 31, 2004 are summarized in the following table:

Year	Product	Volume		Terms	Effective Period
2005	Natural Gas (2)	3,000	Gjpd	Cdn $5.90 per gj	January 1 - March 31
		3,000	Gjpd	Costless collar Cdn $5.25 - $7.10 per gj	January 1 - March 31
		2,000	Gjpd	Costless collar Cdn $5.50 - $7.29 per gj	January 1 - March 31
		2,000	Gjpd	Costless collar Cdn $5.50 - $7.40 per gj	January 1 - March 31
		1,000	Gjpd	Costless collar Cdn $5.50 - $7.60 per gj	January 1 - March 31
		2,000	Gjpd	Costless collar Cdn $5.50 - $7.38 per gj	January 1 - March 31
		600	Gjpd	Cdn $5.39 per gj	January 1 - October 31
		2,000	Gjpd	Costless collar Cdn $5.50 - $6.88 per gj	January 1 - October 31
		5,000	Gjpd	Costless collar Cdn $6.00 - $9.10 per gj	January 1 - January 31
		5,000	Gjpd	Puts Cdn $6.50 per gj (1)	April 1 - October 31
		5,000	Gjpd	Participating Swaps Cdn $6.00 per gj (3)	April 1 - October 31

c)          Other

Provident paid $4.8 million to settle various midstream and marketing contracts which were entered into to fix prices on product sales.

Year	Product	Volume		Terms	Effective Period
2005	Propane	52,000	Bbls	US $0.88077 per usg (US$36.99 per bbl) (1)	January 1 - January 31

	Foreign			Sell US $6,500,000 @ $1.24128 (1)	January 1 - March 24
	Exchange
				Avg Rate Forward US $4,200,000 + 3 pts	January 25, 2005 -
					January 25, 2006

	Power	2.5	MW/h	$45.875 MW/h	January 1 - December 31

d)          Foreign exchange contracts

Provident had foreign exchange sell contracts in place in 2004 for a total gain of $2.3 million . As at December 31, 2004 the estimated value of contracts in place settles at foreign exchange rates at December 31 would have resulted in an opportunity gain of $0.2 million. The foreign exchange gains have been included in note 18, as component of realized gain or loss on non-hedging derivative instruments and allocated to their respective business segments.

16.        Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.25 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the year ended December 31, 2004, $2.8 million was contributed to the reserve and actual expenditures totaled $3.2 million. For the year ended December 31, 2003, $2.5 million was added to the cash reserve and actual expenditures totaled $2.2 million.

17.       Commitments

Provident has office lease commitments that extend through April 2013. Future minimum lease payments for the following five years are: 2005 - $2.4 million; 2006 - $2.7 million; 2007 - $2.8 million, 2008 - $2.9 million; 2009 - $3.1 million, and $2.5 million thereafter.

18.        Segmented information

The Trust's business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and midstream services and marketing.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented as well as the midstream and marketing business that operates in Canada. Interest and long-term debt have been allocated to the business segments on the basis of invested capital at book value.

				Year ended December 31, 2004

	Canada Oil	United States
	and Natural		Oil and	Total Oil and			Midstream
	Gas	Natural Gas		Natural Gas		Services and		Inter- segment
	Production	Production		Production			Marketing	Elimination		Total
Revenue
Gross production revenue	$405,181		$44,688		$449,869		$-		$-	$449,869
Royalties	(85,190)		(4,009)		(89,199)		-		-	(89,199)
Product sales and service revenue
	-		-		-		1,031,019		(190,835)	840,184
Realized gain/(loss) on financial derivative	(65,366)		(425)		(65,791)		(3,153)		-	(68,944)
instruments
	254,625		40,254		294,879		1,027,866		(190,835)	1,131,910
Expenses
Cost of goods sold	-		-		-		932,476		(190,835)	741,641
Operating expenses
	90,330		13,173		103,503		37,990		-	141,493
Transportation
	5,087		-		5,087		-		-	5,087
Foreign exchange (gain) loss	(4)		(2,239)		(2,243)		763		-	(1,480)
General and administrative	16,439		4,113		20,552		6,552		-	27,104
	111,852		15,047		126,899		977,781		(190,835)	913,845
Earnings (loss) before interest, taxes, depletion,
depreciation, accretion and non-cash revenue	142,773		25,207		167,980		50,085		-	218,065
Non-cash revenue
Unrealized gain/(loss) on non-hedging derivative
instruments	3,788		(3,182)		606		331		-	937
Amortization of gain/(loss) on non-hedging
derivative instruments	(22,990)		-		(22,990)		-		-	(22,990)
	(19,202)	-	(3,182)	-	(22,384)	-	331	-	-	(22,053)
Other expenses
Depletion, depreciation and accretion	160,271		7,402		167,673		9,609		-	177,282
Interest on long-term debt & convertible debentures
	16,338		2,547		18,885		6,731		-	25,616
Accretion and amortization on convertible debentures
	1,801		175		1,976		832			2,808
Unrealized foreign exchange (gain) loss			(744)		(744)				-	(744)
Non-cash general and administrative
	877		822		1,699		120		-	1,819
Capital taxes
	5,292		-		5,292		629		-	5,921
Current and withholding taxes	-		1,201		1,201		81		-	1,282
Future income tax expense (recovery)
	(40,457)		-		(40,457)		(120)		-	(40,577)
	144,122		11,403		155,525		17,882		-	173,407
Non-controlling interest	-		923		923					923

Net income (loss ) for the year	$(20,551)		9,699		$(10,852)		32,534		$-	$21,682

				Year ended December 31, 2004

	Canada Oil	United States
	and Natural		Oil and	Total Oil and			Midstream
	Gas	Natural Gas		Natural Gas		Services and		Inter-segment
	Production	Production		Production			Marketing	Elimination		Total
Revenue
Gross production revenue	$405,181		$44,688		$449,869		$-		$-	$449,869
Royalties	(85,190)		(4,009)		(89,199)		-		-	(89,199)
Product sales and service revenue
	-		-		-		1,031,019		(190,835)	840,184
Realized gain/(loss) on financial derivative	(65,366)		(425)		(65,791)		(3,153)		-	(68,944)
instruments
	254,625		40,254		294,879		1,027,866		(190,835)	1,131,910
Expenses
Cost of goods sold	-		-		-		932,476		(190,835)	741,641
Operating expenses
	90,330		13,173		103,503		37,990		-	141,493
Transportation
	5,087		-		5,087		-		-	5,087
Foreign exchange (gain) loss	(4)		(2,239)		(2,243)		763		-	(1,480)
General and administrative	16,439		4,113		20,552		6,552		-	27,104
	111,852		15,047		126,899		977,781		(190,835)	913,845
Earnings (loss) before interest, taxes, depletion,
depreciation, accretion and non-cash revenue	142,773		25,207		167,980		50,085		-	218,065
Non-cash revenue
Unrealized gain/(loss) on non-hedging derivative
instruments	3,788		(3,182)		606		331		-	937
Amortization of gain/(loss) on non-hedging
derivative instruments	(22,990)		-		(22,990)		-		-	(22,990)
	(19,202)	-	(3,182)	-	(22,384)	-	331	-	-	(22,053)
Other expenses
Depletion, depreciation and accretion	160,271		7,402		167,673		9,609		-	177,282
Interest on long-term debt & convertible debentures
	16,338		2,547		18,885		6,731		-	25,616
Accretion and amortization on convertible debentures
	1,801		175		1,976		832			2,808
Unrealized foreign exchange (gain) loss			(744)		(744)				-	(744)
Non-cash general and administrative
	877		822		1,699		120		-	1,819
Capital taxes
	5,292		-		5,292		629		-	5,921
Current and withholding taxes	-		1,201		1,201		81		-	1,282
Future income tax expense (recovery)
	(40,457)		-		(40,457)		(120)		-	(40,577)
	144,122		11,403		155,525		17,882		-	173,407
Non-controlling interest	-		923		923					923

Net income (loss ) for the year	$(20,551)		9,699		$(10,852)		32,534		$-	$21,682

	Year ended December 31, 2004

	Canada Oil	United States
	and Natural	Oil and	Total Oil and	Midstream
	Gas	Natural Gas	Natural Gas	Services and	Inter-segment
	Production	Production	Production	Marketing	Elimination	Total
Selected balance sheet items

Capital Assets
Property, plant and equipment net	$763,306	$254,547	$1,017,853	$281,801	$-	$1,299,654
Goodwill	$330,944	$-	$330,944	$-	$-	$330,944

Capital Expenditures
Property, plant and equipment net	$61,454	$12,410	$73,864	$2,457	$-	$76,321
Property, plant and equipment through corporate
acquisitions
	$272,259	$214,261	$486,520	$1,300	$-	$487,820
Goodwill additions	$228,501	$-	$228,501	$-	$-	$228,501
Working capital
Accounts receivable	$78,299	$11,137	$89,436	$67,017	$(13,311)	$143,142
Petroleum product inventory	-	-	-	17,151	-	17,151
Accounts payable and accrued liabilities	$101,668	$28,639	$130,307	$54,416	$(13,311)	$171,412
Long-term debt	$274,683	$74,464	$349,147	$83,059	$-	$432,206

Year ended December 31, 2003(1)
	Oil and	Midstream
	Natural	Services	Inter-
	Gas	and	segment
	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$305,531	$-	-	$305,531
Royalties	(72,869)	-	-	(72,869)
Product sales and service revenue	-	197,148	(24,957)	172,191
Other revenue	1,476	-	-	1,476
	234,138	197,148	(24,957)	406,329

Expenses
Cost of goods sold	-	178,104	(24,957)	153,147
Production, operating, and maintenance	76,396	7,644	-	84,040
Transportation	5,447	-	-	5,447
Cash general and administrative	14,289	1,076	-	15,365
Non-cash general and administrative	1,223	82	-	1,305
Foreign exchange	180			180
Management internalization	18,592	-	-	18,592
	116,127	186,906	(24,957)	278,076

Earnings before interest taxes, depletion,
depreciation and accretion	118,011	10,242	-	128,253

Interest on long-term debt and convertible
debentures	15,709	1,365	-	17,074
Accretion and amortization on convertible
debentures	2,405	209		2,614
Depletion, depreciation and accretion	136,066	2,206	-	138,272
Capital taxes	3,177	155	-	3,332
Future income tax recovery (Note 15)	(55,074)	(1,404)	-	(56,478)
	102,283	2,531	-	104,814

Net income (loss) for the period	$15,728	$7,711	-	$23,439

Capital Expenditures
Acquisition of Redwater	$-	$298,638	$-	$298,638
Property, plant and equipment	$31,628	$-	$-	$31,628
Selected balance sheet items
Working capital
Accounts receivable	$47,691	$76,106	$(4,907)	$118,890
Petroleum product inventory	$-	$24,206	$-	$24,206
Accounts payable	$52,146	$74,593	$(4,907)	$121,832
Long-term debt	$243,334	$113,239	$-	$356,573

(1) Restated - note 3

19.       Subsequent event

On February 9, 2005 the Trust announced it's intention to issue 8.4 million Trust units at $12.00 per unit for proceeds of $100.8 million ($95.8 million net of issue costs) and $100 million (($96.0 million net of issue costs) of 6.5 percent convertible debentures pursuant to a final prospectus dated February 18, 2005. The bought deal financing closed March 1, 2005. On March 2, 2005, the proceeds were used to pay for the CAD$96 million (USD$75 million) Nautilus corporate acquisition by Provident Energy's U.S. subsidiary Breitburn Energy L.P. The remainder of the funds were used to pay down Provident Energy's long-term debt.

20.        Reconciliation of financial statements to United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. All adjustments are measurement differences. Disclosure items are not noted.

Consolidated Statement of Earnings - U.S. GAAP
For the year ending December 31	2004	2003 (restated - note 3)
(Cdn$000s, except per unit numbers)
Net income as reported	$21,682	$23,439
Adjustments
Depletion, depreciation and accretion (a) (b)	5,067	4,121
Depletion, depreciation and accretion other (a)	(58,065)	-
FAS 133 adjustment (c)	22,990	620
Non-cash general and administrative (g)	415	(1,433)
Future income recovery (taxes) (a) (b) (c) (e)	9,556	(6,595)
Accretion on convertible debentures (j)	2,973	2,614
Income before cumulative effect of a change in accounting policy - U.S. GAAP	$4,618	$22,766
Net income, before change in accounting policy, per unit - basic and diluted	0.04	0.33
Effect of a change in accounting policy due to ARO (b)
Depletion, depreciation, and accretion	-	(2,141)
Future income tax recovery	-	741
Net income - U.S. GAAP	4,618	21,366
Net income per unit - basic and diluted	$0.04	$0.31

Condensed Consolidated Balance Sheet

As at December 31
(Canadian dollars, 000's)	2004		2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
			(restated -	(restated -
			note 3)	note 3)
Assets
Deferred derivative loss (c)	$2,144	$-	$-	$-
Accounts receivable (h)	143,142	145,442	-	-
Property, plant and equipment (a) (b)	1,299,654	1,229,468	884,891	867,703
Liabilities and unitholders' equity
Other liability (c)	24,524	24,524	-	25,134
Long-term debt (j)	432,206	452,150	356,573	375,900
Future income taxes (a) (b) (c) (e) (h)	70,629	47,286	58,805	44,124
Convertible debentures equity
component (j)	9,785	-	7,908	-
Unitholders' contributions (d)	1,438,393	1,442,376	803,299	807,282
Contributed surplus (g)	2,002	3,020	1,305	2,738
Cumulative translation adjustment (i)	(28,848)	-	-	-
Accumulated income (loss)	1,844	(43,380)	(19,838)	(47,998)
Accumulated other comprehensive
loss (h) (i)	$-	$(27,442)	$-	$-

(a)         Under the Canadian cost recovery ceiling test the recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust's risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment. Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test on each cost centre using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent. Prices used in the U.S. GAAP ceiling tests are those in effect at year-end and financing and administrative expenses are excluded from the calculation. The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing its consolidated net earnings for U.S. GAAP purposes, the Trust recorded additional depletion in 2004 as a result of the application of the ceiling test. These charges were not required under the Canadian GAAP ceiling tests. As a result of the U.S. GAAP ceiling test, there was a $58.1 million charge for ceiling test impairment and a future tax recovery of $19.8 million.

(b)         Provident adopted the Canadian accounting standard for Asset Retirement Obligation (ARO), as outlined in CICA handbook section 3110 effective December 2003. This section is equivalent to Statement of Financial Accounting Standards (FAS) No.143, Accounting for Asset Retirement Obligations that was effective for fiscal periods beginning on or after January 1, 2003. Adoption of this standard in 2003 eliminated a US GAAP reconciling item related to accounting for the obligation, however, a difference is created in how the transition amounts are disclosed. US GAAP requires that the cumulative impact of a change in accounting policy be presented in the current year Consolidated Statement of Operations and Accumulated Income (Loss) and prior periods not be restated. As a result of adoption of this standard, there were no accounting differences between U.S. and Canadian GAAP for the year ended December 31, 2004.

(c)         At January 1, 2004, the Trust recorded an unrealized loss of $25.1 million in deferred charges on the consolidated balance sheet that is being recognized in income over the term of the previously designated hedged items. For the period ending December 31, 2004, $23.0 million of this deferred charge has been amortized. Under U.S. GAAP the amortization of the deferred charge has already been captured in prior period accumulated losses. At the completion of the amortization period of the deferred charge, there will be no further U.S./Canadian GAAP differences related to the adoption of this standard.

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

(f) The consolidated statements of cash flows and operations and accumulated income (loss) are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except for the following; (i) Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP. (ii) U.S. GAAP requires disclosure on the consolidated statement of operations when depreciation, depletion and amortization are excluded from cost of goods sold. This disclosure has not been noted on the face of the consolidated statement of operations.

(g) Provident harmonized its accounting treatment of unit based compensation with US GAAP in 2003 by adopting CICA handbook section 3870, "Stock-based compensation and other stock-based payments." For US GAAP purposes Provident follows FAS 123, "Accounting for stock-based compensation." Adoption of CICA handbook section 3870 allows for prospective application whereby options granted during or subsequent to 2003 are fair valued. Under FAS 123, all option grants are fair valued.

(h) Included in accounts receivable is a marketable security that is being held for sale. The Trust follows the cost method of accounting for an investment in a marketable security as established by the CICA. Under this accounting policy, the investment is initially recorded at cost with dividends recorded as income. Under U.S. GAAP, the marketable securities are considered held for sale and recorded on the balance sheet at fair value. The corresponding difference between the cost method and fair value is recorded to other comprehensive loss in the current year and results in a Canadian/U.S. GAAP difference.

(i) U.S. GAAP requires gains or losses arising from the translation of self-sustaining operations to be included in other comprehensive losses. Canadian GAAP requires these amounts to be recorded in unitholders' contributions.

(j) Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. As a result of the implementation of this standard, a U.S./Canadian GAAP difference has arisen. Under U.S. GAAP, the convertible debentures are disclosed as long-term debt at their face value versus Canadian GAAP that requires discounting of the convertible debentures, accretion expense to represent the unwinding of the discounted convertible debentures and a value be assigned within equity to the conversion feature attached to the convertible debentures.

Recent US and Canadian Accounting Pronouncements

Variable interest entities

In 2003, FASB issued Interpretation Number 46R, "Consolidation of Variable Interest Entities, and interpretation of Accounting Research Bulletin No. 51." The standard mandates that variable interest entities be consolidated by their primary beneficiary. In Canada, the Accounting Standards Board (ACSB) has released accounting guideline 15, "Consolidation of Variable Interest Entities" effective for financial years starting on or after November 1, 2004. At December 31, 2004 Provident did not have any variable interests in special purpose entities.

Share-based payment

In 2004, FASB issued revised FAS 123 "Share-Based Payment". This amended statement eliminates the alternative to use Accounting Principles Board ("APB") Opinion No. 25's intrinsic value method of accounting, as was provided in the originally issued Statement 123. As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service. This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Trust is currently assessing the impact of this statement on the financial statements.

Exchange of non-monetary assets

In 2004, FASB issued FAS 153 "Exchange of Non-monetary Assets". This statement is an amendment of APB Opinion No. 29 "Accounting for Non-monetary Transactions". Based on the guidance in APB Opinion No. 29, exchanges on non-monetray assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29's exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchange of non-monetary assets that do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges that occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges that occur in fiscal periods beginning after the issue date of this statement. The Trust is currently assessing the impact of this statement on the financial statements.

Exchangeable shares

The CICA issued EIC 151, "Exchangeable Securities Issued by Subsidiaries of Income Trusts" effective for financial periods ending on or after December 31, 2004. EIC 151 states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The Trust assessed its exchangeable shares and determined that the criteria are satisfied for reflection as equity on the consolidated balance sheet.

Subsequent to the Trust's assessment of its exchangeable shares , EIC-151 was amended and will be effective for periods ending on or after June 30, 2005. The amended EIC-151 criteria has removed the clause that exchangeable shares can be reflected as equity if they are required to be redeemed into Trust units by a fixed redemption date. As a result of this amendment, the Trust is reassessing the criteria for reflection of its exchangeable shares as debt, non-controlling interest or equity.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. As of the end of the registrant's fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of Provident Energy Ltd., who also perform such functions for the registrant. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c) Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading Audit Committee Information in the Annual Information Form included as part of this form.

Audit Fees. Audit fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported as Audit Fees. During fiscal 2004 and 2003, the services provided in this category included due diligence reviews in connection with acquisitions.

Tax Fees. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2004 and 2003, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

All Other Fees. Not applicable.

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

(b) Of the fees reported in this Annual Report on Form 40-F under the heading "Principal Accountant Fees and Services", nil of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The Company does not have any off balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period

Contractual Obligations	Total	Less than	1 to 3	3 to 5	More
		1 Year	Years	Years	than
					5 years

Long-Term Debt Obligations	432.3	-	303.0	129.3	-

Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	16.3	2.4	5.4	6.0	2.5
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the	-	-	-	-	-
Registrant's Balance Sheet under Canadian
GAAP
Total	448.6	2.4	308.4	135.3	2.5

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 24, 2005.

PROVIDENT ENERGY TRUST
By: Provident Energy Ltd.

By: /s/ Thomas W. Buchanan
Name: Thomas W. Buchanan
Title: President

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of PricewaterhouseCoopers LLP (Calgary)

99.6	Consent of PricewaterhouseCoopers LLP (Los Angeles)

99.7	Consent of KPMG LLP

99.8	Consent of McDaniel & Associates Consultants Ltd.

99.9	Consent of Netherland Sewell & Associates Inc.

99.10	Consent of Cawley Gillespie & Associates Inc.