Form 20-F/A
period 2001-12-31
PROVIDENT ENERGY TRUST
filed 2005-10-31
CIK 1142229

As filed with the Securities and Exchange Commission on October 31, 2005.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ___________ to ___________

Commission File No. 001-15196

PROVIDENT ENERGY TRUST
(Exact name of registrant as specified in its charter)

Not applicable.
(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of Incorporation or organization)

Suite 700, 112 - 4th Avenue S.W.
Calgary, Alberta T2P 0H3
(403) 296-2233
(Address, including zip code and telephone number, including area code, or registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Trust Units

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

As of December 31, 2004, the registrant had 142,226,248 Trust Units outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒ Item 18 ☐

EXPLANATORY NOTE

Provident Energy Trust hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2001 as follows. Part I is amended by deleting each of its Items in their entirety and replacing them with the Items set forth in this amendment. Items in the original filing, as previously amended, not expressly changed by this amendment shall be as set forth in the original filing. This Form 20-F/A does not reflect events occurring after the filing of the original filing or modify or update disclosures, including the exhibits to the original filing, affected by subsequent events.

DEFINITIONS

“ABCA” means the Business Corporations Act (Alberta, Canada), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

“Acquired Properties” means the oil and gas properties located in southeast Alberta, Canada acquired by the Trust effective May 1, 2002 from Devon and Devon ARL pursuant to an agreement of purchase and sale dated March 25, 2002;

“Acquired Properties Purchase Agreement” means the agreement dated March 25, 2002 between Provident, Devon and Devon ARL;

“Acquisition Notes” means the unsecured, subordinated, demand notes issued by Provident under the Maxx Arrangement and issued pursuant to the Maxx Note Indenture;

“AECO” means Alberta Energy Company;

“Affiliate” or “Associate” when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

“AMEX” means the American Stock Exchange;

“ARTC” means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as “Alberta Royalty Tax Credits”;

“Citicorp” means Citicorp Capital Investors Ltd., a corporation formed under the federal laws of Canada;

“Coast Pacific” means Coast Pacific RLP-97 Exploration Inc.;

“Court” means the Court of Queen’s Bench of Alberta;

“crude oil” or “oil” means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulfur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

“Debenture” means the $15,000,000 7.5% subordinated secured convertible redeemable debenture due June 2004 issued by Founders to Citicorp which was converted and redeemed as part of the Founders Arrangement;

“Devon” means Devon Canada;

“Devon ARL” means Devon ARL Corporation;

“Distributable Cash” means all amounts distributed or to be distributed during any applicable period to Trust Unitholders;

“Distribution Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

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

“Founders Note Indenture” means the note indenture providing for the issuance of the Initial Notes and made between Provident and Montreal Trust Company of Canada, as trustee;

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

“ManagementCo” or the “Manager”means Provident Management Corporation, a corporation incorporated under the ABCA;

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

“Maxx Note Indenture” means the note indenture providing for the issuance of the Acquisition Notes and made between Provident and Montreal Trust Company of Canada, as trustee;

“Maxx Shares” means the common shares in the capital of Maxx;

“McDaniel” means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

“McDaniel Acquired Properties Report” means the independent engineering evaluation of the Acquired Properties prepared by McDaniel dated March 21, 2002 effective January 1, 2002;

“McDaniel Report” means the independent engineering evaluations of Provident’s oil, NGL and natural gas interests prepared by McDaniel dated February 15, 2002 and February 28, 2002 both effective January 1, 2002;

“McDaniel Richland Report” means the independent engineering evaluation of Richland’s oil, NGL and natural gas interests prepared by McDaniel effective January 1, 2002;

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

“Note Trustee” means Montreal Trust Company of Canada, or its successor as trustee under the Founders Note Indenture and the Maxx Note Indenture, as the case may be;

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

“Petroleum Substances” means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulfur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

“PFIC” means a passive foreign investment company;

“Pro Rata Share” of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

“Provident”or the “Corporation” means Provident Energy Ltd., the corporation resulting from the Founders Amalgamation and which is wholly-owned by the Trust;

“Provident Royalties” means the Initial Royalty and the Subsequent Royalty, collectively;

“Provident Shares” means the common shares in the capital of Provident;

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

“Qualification Rights Agreement” means the qualification rights agreement dated as of January 25, 2001 between Citicorp and Provident;

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

v

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

“Seaton Jordan” means Seaton Jordan & Associates Ltd., independent land appraisers of Calgary, Alberta;

“Seaton Jordan Report” means the independent valuation of Provident’s undeveloped land as prepared by Seaton Jordan dated April 5, 2002 and effective December 31, 2001;

“Special Voting Units” means a special voting unit of Provident Energy Trust, which shall be entitled to such number of votes at meetings of Trust Unitholders equal to such number of votes and any other rights or limitations to be prescribed by the board of directors of Provident in the resolution issuing any such Special Voting Units;

“Sproule” means Sproule Associates Limited, independent oil and gas reservoir engineers of Calgary, Alberta;

“Sproule Report” means the independent engineering evaluations of Founders’ oil, NGL and natural gas interest prepared by Sproule dated January 12, 2001 and January 17, 2001 both effective January 1, 2001;

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

“Terraquest” means 961982 Alberta Ltd.;

“Terraquest Assets” means those assets of Richland sold to Terraquest;

“Terraquest Shares” means common shares of Terraquest;

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

“Trust Indenture” means the amended and restated trust indenture dated as of January 25, 2001, as amended from time to time, between Computershare Trust Company of Canada and Founders;

“Trust Unit” or “Unit” means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

“Trust Unitholders,” “Provident Unitholders” or “Unitholders” means the holders from time to time of the Trust Units;

“Trust Unitholder Rights Plan” or “Unitholder Rights Plan” means the trust unitholders rights plan adopted by the Trust pursuant to a trust unitholder rights plan agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada;

“Trustee” means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of Provident Energy Trust;

“TSX” means the Toronto Stock Exchange;

“Unanimous Shareholders Agreement” means the unanimous shareholders agreement entered into as of March 6, 2001 between Provident and the Trustee, as trustee for and on behalf of Provident Energy Trust;

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

“Unitholder Rights Plan Agreement” means the agreement dated March 6, 2001 between the Trust and Montreal Trust Company of Canada pursuant to which the Trust adopted the Trust Unitholder Rights Plan; and

“U.S. person” has the meaning ascribed to it in Rule 902 (k) of the U.S. Securities Act of 1933.

IN THIS FORM 20-F, UNLESS OTHERWISE SPECIFIED, FINANCIAL INFORMATION IS EXPRESSED IN CANADIAN DOLLARS.

ABBREVIATIONS, TERMS AND CONVERSIONS

Oil and Natural Gas Liquids		Natural Gas
Bbls	Barrels	Mcf	thousand cubic feet
Mbbls	Thousand barrels	Mmcf	million cubic feet
BOPD	Barrels of oil per day	Bcf	billion cubic feet
Bbls/d	Barrels of oil per day	Mcf/d	thousand cubic feet per day
Mmbbls	Million barrels	Mmcf/d	million cubic feet per day
NGLs	Natural gas liquids	m3	cubic metres
STB	Stock tank barrel of oil	MMBTU	million British Thermal Units
Mstb	Thousand stock tank barrels of oil	GJ	gigajoule
BOE/d	Barrels of oil equivalent per day	GJ/d	gigajoule per day
Bpd	Barrels of production per day

Other
BOE
means barrel of oil equivalent, using the conversion factor of 6:1 Mcf of natural gas being equivalent to one Bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

MBOE	means thousand barrels of oil equivalent.
MMBOE	means million barrels of oil equivalent.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
OPEC	means Organization of the Petroleum Exporting Countries.

CONVERSION

The following table sets forth some conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Gigajoules	Mmbtu	0.950

For the purposes of this Form 20-F, unless otherwise specifically stated, all conversions of natural gas (Mcf) to barrels of oil equivalent (BOE) are on the basis of 6:1 Mcf to 1 BOE.

FORWARD-LOOKING STATEMENTS

Some statements contained in this Form 20-F are “forward looking statements” and are prospective. These forward looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Trust’s control, including: impact of general economic conditions in Canada; industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of the Trust’s oil and gas production, and governmental regulation of the oil and gas industry, including environmental regulation; the Trust’s ability to integrate successfully the businesses it has acquired and will acquire in the future; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; and the need to obtain required approvals from regulatory authorities; and the risk factors discussed below under “Key Information - Risk Factors.” The Trust’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Trust will derive from them. Neither the Trust nor Provident undertakes any obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

x

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Historical Financial Data

The following table sets forth historic information with respect to the Trust and Founders for the periods indicated. Founders is the Predecessor to the Trust.

The consolidated financial statements of the Trust and Founders are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP (“US GAAP”). For a description of the material differences between Canadian GAAP and US GAAP in regard to the consolidated financial statements of the Trust and Founders, see Note 14 to the consolidated financial statements of the Trust. The historical results below are not necessarily indicative of the results to be expected for any future period.

(stated in Cdn $000s, except per unit and per share data)
		The Trust(1)	Founders (1)
Amounts in accordance with Canadian GAAP		For the period March 6, 2001 to December 31, 2001	For the year ended December 31, 2000	For the year ended December 31, 1999	For the year ended December 31, 1998
Gross production revenue		$78,311	$49,226	$30,805	$ 14,496
Net earnings (loss)		$(46,855)	$6,597	$(3,654)	$ 625
Per trust unit or common share(2)		$(3.39)	$0.44	$(0.25)	$ 0.07
Per fully diluted trust unit or common share(2)		$(3.39)	$0.34	$(0.25)	$ 0.07
Amounts in accordance with US GAAP Net earnings (loss)		$(57,598)	$6,133	$(3,287)	$ (11,256)
Per Unit		$(4.17)	n/a	n/a	n/a
Per common share (2)		n/a	$0.41	$(0.23)	$ (1.32)
Per fully diluted Unit		$(4.17)	n/a	n/a	n/a
Per fully diluted common share (2)	$	n/a	$0.40	$(0.23)	$ (1.32)

(1)
The Trust commenced operations on March 6, 2001, when Founders converted from an exploration and production company into a cash-distributing energy trust. Founders is the Predecessor to the Trust. For further details on this conversion and its impact on the financial statement presentation in this Form 20-F, see “Operating and Financial Review and Prospects.”

(2)	The Founders per common share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000.

Selected Balance Sheet Information

	The Trust		Founders
(stated in Cdn $000s)	As of December 31, 2001		As of December 31, 2000		As of December 31, 1999		As of December 31, 1998
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Assets Property, plant and equipment	$171,808	$146,072	$88,803	$88,204	$72,711	$71,932	$93,413	$86,763
Deferred charges	$—	$—	$1,195	$495	$640	$640	$—	$—
Liabilities and Unitholders/ Shareholders’ Equity
Future income taxes	$23,252	$11,752	$16,641	$16,293	$2,662	$10,899	$2,526	$7,742
Demand loan	$—	$35,600	$—	$26,100	$—	$35,640	$—	$45,000
Long term debt	$35,600	$—	$26,100	$—	$35,640	$—	$45,000	$—
Subordinated convertible debenture (1)	$—	$—	$14,187	$15,000	$13,949	$15,000	$—	$—
Equity component - subordinated convertible debenture(1)	$—	$—	$1,190	$—	$1,190	$—	$—	$—
Capital contributions	$187,331	$191,314	$—	$—	$—	$—	$—	$—
Share capital	$—	$—	$29,318	$32,257	$29,224	$32,163	$28,538	$28,859
Net Assets	$104,455	$93,490	$28,665	$27,203	$30,740	$20,976	$32,519	$20,175
Distributions	$36,880	$36,880	$—	$—	$—	$—	$—	$—
Units/shares outstanding	21,022,321	21,022,321	15,100,652	15,100,652	15,047,909	15,047,909	13,582,020	13,582,020
Accumulated (loss)	$(45,996)	$(60,944)	$—	$—	$—	$—	$—	$—
(Deficit) retained earnings	$—	$—	$(1,843)	$(5,054)	$327	$(11,187)	$3,981	$(8,684)

(1) 2000 and 1999 include a convertible debenture carried at $14,186 (1999 - $13,948). As part of the Founders Agreement, Citicorp agreed to the early conversion and redemption of the Debenture.

I. Exchange Rate of Canadian and U.S. Dollars

On June 26, 2002, the exchange rate for one Canadian dollar expressed in U.S. dollars based on the noon buying rate of the Federal Reserve Bank of New York was 0.6574.

For each period, the following table provides the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, and the average of these exchange rates on the last day of each month during the period, based upon the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customer purposes by the Federal Reserve Bank of New York:

							Year ended December 31,
	May 2002	April 2002	Mar. 2002	Feb. 2002	Jan. 2002	Dec. 2001	2001	2000	1999	1998	1997
High	0.6367	0.6252	0.6269	0.6207	0.6199	0.6267	0.6279	0.6512	0.6535	0.6341	0.7235
Low	0.6547	0.6397	0.6342	0.6295	0.6290	0.6397	0.6667	0.6894	0.6925	0.7105	0.7487
Average	0.6453	0.6324	0.6301	0.6266	0.6249	0.6339	0.6446	0.6724	0.6744	0.6748	0.7333

On June 26, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon spot rate of the Bank of Canada was 1.5211.

For each period, the following table provides the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, and the average of these exchange rates on the last day of each month during the period, based upon the noon spot rate of the Bank of Canada:

							Year ended December 31,
	May 2002	April 2002	Mar. 2002	Feb. 2002	Jan. 2002	Dec. 2001	2001	2000	1999	1998	1997
High	1.5705	1.5994	1.5952	1.6110	1.6132	1.5956	1.5926	1.5356	1.5298	1.5765	1.4392
Low	1.5275	1.5632	1.5767	1.5885	1.5897	1.5633	1.5000	1.4488	1.4433	1.4075	1.3353
Average	1.5497	1.5814	1.5870	1.5958	1.6003	1.5775	1.5513	1.4868	1.4826	1.4836	1.3849

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

The Trust is a limited purpose trust which will be entirely dependent upon the operations and assets of Provident through its ownership directly and indirectly, of the Provident Shares, the Initial Notes, the Acquisition Notes, the Richland Notes and other notes that the Trust may issue from time to time, the Initial Royalty and the Subsequent Royalty. Accordingly, the Trust is dependent upon the ability of Provident to meet its interest and principal repayment obligations under the Initial Notes and its principal repayment obligations under the Acquisition Notes, the Richland Notes and other notes that the Trust may issue from time to time, and to pay the Initial Royalty and the Subsequent Royalty. Provident’s income will be received from the production of oil and natural gas from Provident’s existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with Provident’s Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Provident to meet its obligations to the Trust may be adversely affected. Unitholders should consider carefully the information contained in this annual report and, in particular, the following risk factors:

Risks Related to Provident’s Operations

Provident’s exploitation and development activities depend on imperfect scientific methods.

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. Provident’s exploitation and development activities expose it to inherent drilling risks, including the risk that it will not find any economically productive oil or natural gas reservoirs. The costs of drilling, completing and operating wells are often uncertain, and numerous factors beyond Provident’s control may cause drilling operations to be curtailed, delayed or canceled. In addition, Provident’s future drilling, exploitation and development activities may not be successful. If these activities were unsuccessful, this would have an adverse effect on Provident’s future operating results and financial condition, and could reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Provident’s development and drilling activities are subject to operational risks and hazards.

Provident’s operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to property of Provident and others. Provident is not fully insured against all of these risks, nor are all of these risks insurable. The nature of these risks is such that liabilities could exceed the policy limits of Provident’s liability insurance. In this event, significant costs could be incurred that could have an adverse effect upon Provident’s financial condition, and which could reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Provident’s production may be affected by the ability of property operators.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform its functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.

A defect in the chain of title may result in a reduction in Provident’s income.

Title reviews are generally conducted in accordance with industry standards; however, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Provident to certain of its oil and gas properties. A reduction of the income from the Provident Royalties could result in such circumstances.

Volatility of oil and natural gas prices could adversely affect Provident’s operating results and financial condition.

Provident’s financial condition, operating results and future growth are dependent on the prevailing prices for oil and natural gas. Historically, the markets for oil and natural gas have been volatile and those markets are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to large fluctuations in response to a variety of factors beyond Provident’s control. Such fluctuations will have a positive or negative effect on Provident’s revenue. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Provident may acquire. Cash distributions from the Trust will be highly sensitive to the prevailing prices of oil and natural gas. Any substantial decline in the prices of oil and natural gas may have a material adverse effect on Provident’s operating results and financial condition, and may reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Fluctuations in the marketability of oil and natural gas may adversely affect Provident’s operating results and financial condition.

The marketability and price of oil and natural gas that may be acquired or discovered by Provident will be affected by numerous factors beyond Provident’s control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment, and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. A reduction in the demand for oil and natural gas or in the proximity and capacity of pipelines and processing equipment, or a change to government regulations could have an adverse effect on Provident’s operating results and financial condition, and could reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Provident could incur significant liability or suffer material adverse effects under environmental laws.

The oil and natural gas industry is subject to a variety of local, provincial and federal laws and regulations, including laws and regulations relating to the protection of the environment. A breach of these laws and regulations may result in the imposition of fines or the issuance of clean-up orders in respect of Provident or its oil and gas properties. These laws and regulations may be changed in the future to impose higher standards and potentially more costly obligations on Provident. Provident may not be able to meet these standards and obligations. In addition, Provident’s reclamation fund may not be able to satisfy its future environmental and reclamation obligations. In this event, significant costs could be incurred that could have an adverse effect upon Provident’s financial condition, and which could reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Payment delays may adversely affect Provident’s operating results and financial condition.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to ManagementCo or Provident, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses. These delays may have an adverse effect upon Provident’s operating results and financial condition, and may reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Provident’s operating results and financial condition depend on its success in exploiting existing reserves and acquiring new reserves.

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of Provident’s oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Provident will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Provident’s initial production levels and reserves will decline.

Provident’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Provident’s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Provident’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, Provident’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Provident is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

ManagementCo, on behalf of Provident, may not be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives. This failure to develop or acquire additional reserves would have an adverse effect upon Provident’s operating results and financial condition, and could reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Provident operates in a highly competitive industry.

The Trust actively competes with a substantial number of other oil and gas trusts and companies for reserve acquisitions, exploration leases, licenses and concessions, and skilled industry personnel, and in the marketing of oil and natural gas. Many of these competitors have significantly greater financial and personnel resources than the Trust. The Trust’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Trust may not possess the resources to effectively compete against these companies to achieve its business objectives.

Provident’s future oil and natural gas reserves and production will depend not only on its ability to exploit its reserve base, but also on its ability to select and acquire suitable additional reserves or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil include price, methods and reliability of delivery, and availability of imported products. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and the Trust may not be able to continue to attract and retain all personnel necessary for the development and operation of its business. Increased competition would have an adverse effect on Provident’s future operating results and financial condition, and could reduce or eliminate the amount of income available for distribution to Trust Unitholders.

Risks Related to the Trust Units

Distributions to Trust Unitholders depend on levels of capital investment.

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions to Trust Unitholders may be reduced, or even eliminated, at times when significant capital or other expenditures are made by the Trust’s operating subsidiaries. While the Trust does not budget capital expenditures a year in advance, see “Business Overview — Business Overview of Provident and the Trust — Capital Expenditures” for management’s estimate of future capital expenditures related to planned or existing drilling.

Provident may not be able to meet its debt service obligations or borrow additional funds from alternative sources.

Provident currently has a $135 million credit facility. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. In addition, the amount of Provident’s bank line of credit may not be adequate for the financial obligations of Provident, and Provident may not be able to obtain additional funds through other sources. This could have a material adverse effect upon Provident’s financial condition, and could reduce or eliminate the amount of income available for distribution to Trust Unitholders.

The lender under Provident’s credit facility has been provided with security over substantially all of the assets of Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default under its credit facility such as bankruptcy, the lender may foreclose on or sell Provident’s oil and gas properties free from or together with the Provident Royalties. In this event, distributions to Trust Unitholders may be reduced or eliminated.

The oil and natural gas reserves included in this annual report are only estimates, and may prove to be inaccurate; declines in Provident’s reserves may reduce the value of Trust Units to Trust Unitholders.

The oil and natural gas reserve figures included in this annual report represent estimates only. Actual production, revenues, expenditures and future cash flow with respect to Provident’s reserves will probably vary from these estimates, and those variances may be material. Many of the factors, assumptions and variable involved in estimating reserves are beyond Provident’s control and, over time, may prove to be incorrect. Declines in the reserves of Provident which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Provident have been produced.

Changes in legislation may adversely affect Trust Unitholders.

If, for any reason, the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. This may result in an adverse effect for some Trust Unitholders, including a reduction in after-tax returns on the Trust Units.

The Trust Units may not remain qualified or eligible investments under the Tax Act.

The Trust Units may not always remain qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments, and Provident may not adhere to the conditions prescribed for qualified or eligible investments at any particular time. This may result in an adverse effect for some Trust Unitholders, including a reduction in after-tax returns on the Trust Units.

United States holders of Trust Units may be subject to PFIC rules.

If Provident and/or the Trust were treated as a passive foreign investment company for United States federal income tax purposes, a special, adverse tax regime (see “Additional Information — Taxation”) generally would apply to certain distributions with respect to, and gains upon dispositions of, the Trust Units held by United States persons. Because PFIC status is fundamentally factual in nature and is determined annually, the Trust may become a PFIC for either the current taxable year or for any subsequent taxable year. This factor may reduce the liquidity and trading prices of the Trust Units.

The Trust Units are not a traditional investment in the oil and natural gas sector.

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

The Trust’s primary assets will be the Initial Notes, the Acquisition Notes, the Richland Notes and any other notes that the Trust may issue from time to time, the Provident Royalties and the Provident Shares. The price per Trust Unit is a function of the anticipated Distributable Cash, the oil and gas properties of Provident and ManagementCo’s ability to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Mechanisms for Trust Unitholders to liquidate their investments may be subject to limitations.

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Initial Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such Initial Notes or Redemption Notes. Cash redemptions are subject to limitations. These factors may reduce the liquidity and trading prices of the Trust Units.

Trust Unitholders could potentially be liable for certain claims against the Trust.

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust Unitholder’s share of the Trust’s assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust. Nevertheless, Trust Unitholders may potentially be liable for claims against the Trust.

The Trust is dependent on the operations and assets of Provident.

The Trust is an open-ended energy trust that will be entirely dependent upon the operations and assets of Provident through the ownership of the Provident Shares, the Initial Notes, the Acquisition Notes and the Provident Royalties. Accordingly, the cash distributions to the Trust Unitholders will be dependent upon the ability of Provident to pay its interest obligations under the Initial Notes, to declare and pay dividends on the Provident Shares and to make payments under the Provident Royalties.

Trust Unitholders are dependent on the management of Provident Management Corporation.

Trust Unitholders are dependent on the management of the Manager in respect of the administration and management of all matters relating to Provident’s oil and gas properties, the Provident Royalties, the Trust and the Trust Units. The ability of the Trust to distribute income to Trust Unitholders will depend upon the success of the Manager’s acquisition, disposition and management strategies.

The directors and officers of Provident and the Manager may become subject to conflicts of interest.

The directors, officers and employees of Provident and the Manager, and some of the consultants retained by the Manager from time to time, are engaged in and will continue to engage in other activities in the oil and natural gas industry, including being directors and officers of other companies. As a result of these and other activities, the directors and officers of Provident and the Manager may become subject to conflicts of interest. These conflicts of interest may have an adverse effect upon Provident’s operating results and financial condition, and may reduce or eliminate the amount of income available for distribution to Trust Unitholders.

The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, the conflicts will be resolved in accordance with the provisions of the ABCA.

U.S. investors may be adversely affected by the fact that the Trust and Provident are governed by the laws of the Province of Alberta.

The Trust and Provident are governed by the laws of the Province of Alberta. Most of their directors, controlling persons and officers, as well as some of the experts named in this Form 20-F, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of the Trust’s and Provident’s assets and their assets are located outside of the United States. As a result, it may be difficult for Trust Unitholders to effect service of process upon the Trust or Provident or such persons within the United States or to enforce against the Trust or Provident in the United States, judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, the Trust and Provident have been advised by their Canadian counsel that there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against them, or directors, controlling persons and officers and the experts named in this Form 20-F who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts.

Item 4.	Information on the Trust

A.	History and Development

I. The Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal offices of Provident Energy Trust are located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1. The telephone number is (403) 296-2233. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Trust was formed as of January 25, 2001 pursuant to the Trust Indenture. In accordance with the Founders Arrangement effective as of March 6, 2001 involving the Trust, Founders and Provident, all of the issued and outstanding Founders Shares were exchanged for the Initial Notes of Provident on the basis of one Initial Note for every three Founders Shares. Each Initial Note was subsequently exchanged with the Trust for one Trust Unit, resulting in the acquisition by the Trust of all of the Initial Notes and the acquisition of Trust Units by the former shareholders of Founders.

Provident Energy Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty and interest payments and principal repayments on the Initial Notes and Acquisition Notes. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to the Unitholders. Under the terms of the Trust Indenture the Trust is also entitled to:

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

II. Provident

Provident Energy Ltd. is a corporation wholly owned by Provident Energy Trust. Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to the Founders Arrangement. The head and principal offices of Provident are located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1. The telephone number is (403) 296-2233. The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Where the information in this Form 20-F is as of a date prior to March 6, 2001, the terms “Provident” or “Provident Energy Ltd.” shall refer to Founders Energy Ltd.

III. Provident Holdings Trust

Provident Holdings Trust is an open-end unincorporated commercial trust. Provident Holdings Trust was formed pursuant to a trust agreement dated April 25, 2002. This trust is wholly owned by Provident Energy Trust. The asset of Provident Holdings Trust is a 99% interest in the limited partnership, Provident Acquisitions L.P. The head and principal office of Provident Holdings Trust is located at 900, 606 - 4th Street S.W. Calgary, Alberta T2P 1T1. The telephone number is (403) 296-2233. The registered office of Provident Holdings Trust is 3700, 400 - 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

IV. Provident Acquisitions L.P.

Provident Acquisitions L.P. is a limited partnership registered in the Province of Alberta. Provident Acquisitions L.P. was formed pursuant to a trust agreement dated April 25, 2002. Provident Energy Ltd. is the general partner with a 1% interest in the partnership and Provident Holdings Trust is the limited partner with a 99% interest in the partnership. The head and principal office of Provident Acquisitions L.P. is located at 900, 606 - 4th Street S.W. Calgary, Alberta T2P 1T1. The telephone number is (403) 296-2233. The registered office of Provident Acquisitions L.P. is 3700, 400 - 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

V. The Manager

Provident Management Corporation was incorporated on January 17, 2001 under the ABCA. The head and principal offices of the Manager are located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1. The telephone number is (403) 296-2233. The registered office of the Manager is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to Provident Energy Trust. The Manager was incorporated solely for the purpose of providing management, advisory and administration services to Provident and Provident Energy Trust.

VI. General Development of the Business of the Trust and Provident

The business and history of Provident, and its predecessor Founders, are detailed in the following discussion. This information provides relevant background to the growth of Founders and the decision to convert Founders into a cash distributing energy trust.

In 1997, Founders achieved significant production growth through an aggressive horizontal drilling program that focussed on exploiting certain southeast Saskatchewan oil properties that were acquired in March 1996. The use of three-dimensional seismic and horizontal drilling techniques resulted in nine successful horizontal oil wells in the Founders operated areas of Hartaven and Weir Hill. Exploration drilling during 1997 resulted in two successful deep exploratory oil wells in the Hartaven area of southeast Saskatchewan. During 1997, Founders also increased its undeveloped land position by 48,325 net acres to total 60,816 net acres. Production volumes for 1997 averaged 1,762 BOE/d.

In 1998, Founders realized significant gains in crude oil and natural gas production and reserves as a result of a significant multi-zone natural gas discovery at Pouce Coupe in northwest Alberta and the December 22, 1998 acquisition of Opal. Production volumes averaged 2,489 BOE/d and undeveloped land holdings increased by 99,452 net acres to total 160,268 net acres. The acquisition of Opal ranked as Founders’ largest transaction at the time and provided Founders with a new Saskatchewan heavy oil core area in close proximity to Lloydminster as well as a natural gas prone core area in West Central Alberta. On a proven reserve basis the Opal acquisition provided 8.2 million BOE of which 46% were natural gas. Opal was a value-driven acquisition that significantly enhanced Founders’ competitive position in the gas-prone area of West Central Alberta and provided Founders with a new core growth area for heavy oil in close proximity to Lloydminster.

In 1999, high debt levels, historically low crude oil prices and limited equity markets significantly impaired Founders’ growth objectives for the year. Early in 1999, management recognized the need to deal with Founders’ debt levels to improve Founders’ financial flexibility. Accordingly, to repay bank debt, a $15 million subordinated convertible debenture financing was completed in June 1999 and Founders commenced a program of identifying and selling $28.8 million of non-core assets throughout the year. These successful initiatives, coupled with drilling success during the second half of 1999, significantly improved the balance sheet and created a more flexible financial structure to allow Founders to aggressively compete in its core growth areas. In addition, during the third quarter of 1999, an extensive review was undertaken by management and the board of directors to evaluate and recommend strategic alternatives to maximize Founders’ potential. As a result of this process, Founders refocused and simplified its business strategy to create consistent growth in shareholder value through efficient use of capital and technical resources. Daily 1999 production volumes averaged 2,874 Bpd of crude oil and natural gas liquids and 12.3 Mmcf/d of natural gas for a total oil equivalent production of 4,922 BOE/d.

During 2000, Founders focused its activities in the two core areas of West Central Alberta and Lloydminster. During the year, Founders participated in the drilling of a total of 31 (27.3 net) wells, resulting in 22 (20.3 net) crude oil wells, six (4.9 net) gas wells and three (2.1 net) dry holes for an overall success rate of 90%. During 2000, a total of 18 wells were drilled in the Lloydminster heavy oil area with a 100% success rate. In the gas prone area of West Central Alberta, Founders drilled or participated in drilling nine (7.0 net) wells for an overall success rate of 67%. During 2000, daily production volumes averaged 2,440 Bpd of crude oil and natural gas liquids and 10.6 Mmcf/d of natural gas for a total oil equivalent production of 4,208 BOE/d compared to an average daily production rate of 4,922 BOE/d in 1999. The reduction in daily production volumes for 2000 compared to 1999 is attributed to the sale of approximately 1,200 BOE/d of annualized non-core production throughout 1999.

During 2000, management believed that Founders, along with the vast majority of other junior exploration and production companies, was significantly undervalued by the market. As a result, Founders’ board of directors reviewed several options for the company with a view to increasing shareholder value. At this time, it was the collective view of the board of directors that the Western Canadian Sedimentary Basin had become largely a mature basin with an operating emphasis on exploitation. In reviewing appropriate structures for a maturing basin, management believed the trust structure was clearly the most suited structure for acquiring mid-life to mature assets and for harvesting and paying out the cash flow in a low risk, cost effective manner. The board of directors believed that a trust structure would maximize the financial return for the Founders’ shareholders through the creation of a yield-based investment that could take maximum advantage of the strong commodity prices and market fundamentals currently prevailing in the oil and gas sector.

On March 5, 2001, the shareholders of Founders approved the reorganization of Founders into Provident Energy Trust. The transaction, accomplished by way of a plan of arrangement resulted in the shareholders of Founders receiving one (1) Trust Unit in Provident in exchange for each three (3) common shares of Founders. As part of the transaction, Citicorp, the holder of the $15.0 million 7.5% subordinated secured convertible debenture due June 30, 2004, agreed to the early conversion and redemption of the Debenture as part of the Founders Arrangement. The conversion of the Debenture significantly improved Provident’s financial flexibility allowing the Trust to actively pursue quality acquisition opportunities. See “Significant Acquisitions and Significant Dispositions.”

On May 25, 2001, the Trust and Provident completed the acquisition of the Maxx Shares pursuant to the Maxx Arrangement. The acquisition of Maxx increased the total number of Trust Units outstanding to 14,586,821 Trust Units. See “Significant Acquisitions and Significant Dispositions.”

On August 29, 2001, the Trust completed a treasury and secondary offering of 2,435,500 Trust Units for gross proceeds of $26.425 million. On December 13, 2001, in conjunction with the acquisition of Richland, the Trust completed a treasury offering of 4,000,000 Trust Units for gross proceeds of $35.0 million.

On January 15, 2002, the Trust and Provident completed the Richland Arrangement. The acquisition of Richland increased the total number of Trust Units outstanding as of that date to 32,179,546 Trust Units. See “Significant Acquisitions and Significant Dispositions.”

On May 1, 2002, the Trust and Provident completed the acquisition of certain oil and gas properties located in southeast Alberta for a purchase price of $72.0 million (subject to adjustment), payable in cash. See “Significant Acquisitions and Significant Dispositions.” In conjunction with the acquisition of the oil and gas properties, the Trust completed a concurrent treasury offering of 3,900,000 Trust Units and $64.41 million principal amount of 10.5% convertible unsecured subordinated debentures for gross proceeds of $103.8 million.

VII. Significant Acquisitions and Significant Dispositions

Founders Arrangement
From the end of 1999 and throughout 2000, an extensive review was undertaken by management and the board of directors to evaluate Founders’ asset base and future growth prospects in relation to the current industry environment and to consider various strategic alternatives. As part of this review, it was determined that the Western Canadian Sedimentary Basin had become largely a mature basin with limited new growth potential. Finding costs have consistently trended upwards over the past few years indicating that large new quantities of oil and gas are becoming more difficult to find. Despite extremely strong commodity prices and fundamentals, the majority of junior Canadian exploration and production companies, including Founders, continued to trade at very low valuations making it difficult to acquire properties or companies or access growth capital without being extremely dilutive to shareholders. At the same time, the Canadian oil and gas trust sector was trading at much stronger valuations than the exploration and production sector and raised more than $700 million of new equity during 2000. In addition, many Canadian oil and gas trusts used their trust units as currency in completing more than $2.0 billion of corporate and property acquisitions in 2000 by the sector. After an extensive review of Founders’ asset base and detailed production and cash flow modeling, the board of directors concluded that the best alternative for maximizing shareholder value would be to convert Founders into an oil and gas trust.

The purpose of the Founders Arrangement was to convert Founders from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Trust Unitholders. The Founders Arrangement resulted in Founders Shareholders receiving Trust Units of the Trust in exchange for their Founders Shares. The Founders Arrangement involved the following steps which were deemed to occur sequentially:

•	Founders’ existing shareholder rights plan was terminated and all rights issued thereunder were extinguished;

•
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

•
each Initial Note was exchanged for one Trust Unit, resulting in the acquisition by the Trust of all of the issued and outstanding Initial Notes and the acquisition by the former holders of Founders Shares of Trust Units;

•	Founders and Provident were amalgamated to form “Provident Energy Ltd.”; and

•	the Trust Unitholder Rights Plan became effective.

In connection with the Founders Arrangement, all stock options immediately vested and became exercisable prior to the Founders Arrangement becoming effective. Any stock options not exercised at such time were cancelled. Founders has made a loan available to any employee, officer or director exercising options (including Randall J. Findlay and Thomas W. Buchanan) for a maximum term of three months from the date of the Founders Arrangement taking effect at an interest rate equal to the average commercial bank lending rate available to Provident. Any distributions on the Trust Units made to an employee, officer or director during that period will be applied to the loan amount due. Principal and accrued interest on the loans will be due and payable in full on the earlier of the due date of the loans or at the time of termination of employment.

Immediately following the Founders Arrangement, Provident granted the Initial Royalty to the Trust for consideration of $13.6 million, in exchange for a reduction of the principal amount owing by Provident under the Initial Notes.

The Founders Arrangement resulted in each shareholder ultimately receiving one Trust Unit for every three Founders Shares held with a cash payment in respect of any fractional interests. The Founders Arrangement also resulted in the termination of the shareholder rights plan of Founders and the adoption of the Trust Unitholder Rights Plan containing substantially the same provisions as the shareholder rights plan.

The board of directors of Founders received an opinion dated January 29, 2001 from Scotia Capital Inc., its independent financial advisor, stating that, in its opinion, as of the date of such opinion, the Founders Arrangement was fair from a financial point of view to the holders of Founders Shares.

Maxx Arrangement
On March 26, 2001, Provident, Maxx and the Trust entered into the Maxx Arrangement Agreement, which provided for implementation of the Maxx Arrangement pursuant to Section 186 of the ABCA. The Maxx Arrangement became effective on May 25, 2001. On May 25, 2001, each of the events below were deemed to occur in the following sequence without further act or formality:

•	each issued and outstanding Maxx Share was exchanged with Provident for Acquisition Notes on the basis of the Per Share Principal Amount of Acquisition Notes for every one Maxx Share;

•
the Acquisition Notes were exchanged with the Trust for Trust Units and/or cash, resulting in the acquisition by the Trust of all of the Acquisition Notes and the acquisition by holders of Acquisition Notes of Trust Units and/or cash on the basis of:

•	$7.00 cash for each Maxx Share for those Maxx shareholders that elected to receive all cash;

•	$1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Units,

resulting in a total of $35.4 million in cash and 7,475,000 Trust Units being issued to acquire all of the issued and outstanding shares of Maxx; and

•	Maxx and Provident were amalgamated and continued as one corporation, under the name “Provident Energy Ltd.”

In addition, Provident issued 19,600 Units to directors of Maxx holding share appreciation rights of Maxx pursuant to a letter agreement entered into between Provident and each such director.

Upon completion of the Maxx Arrangement, the Trust became the holder of all of the issued and outstanding Acquisition Notes.

Provident and Maxx each had three focused and matching core operating areas in the Lloydminster area of Alberta and Saskatchewan, south-east Saskatchewan and west central Alberta. The acquisition of Maxx resulted in financial and operational synergies due to the similar nature of operations and proximity of these properties. These synergies resulted in reduced general and administrative expenses, operational cost reduction opportunities and the ability to access capital investment opportunities. As a result of the acquisition of Maxx, Provident’s daily average production increased from 4,800 BOE/d to 12,500 BOE/d, including 6,300 barrels of conventional heavy crude oil, 1,700 Bpd of light crude oil, 800 barrels of natural gas liquids and 20.6 Mmcf/d of natural gas.

Richland Arrangement
On November 26, 2001, Provident, Richland, Terraquest and the Trust entered into the Richland Arrangement Agreement, which provided for implementation of the Richland Arrangement pursuant to Section 186 of the ABCA. The Richland Arrangement became effective on January 16, 2002. Under the terms of the Richland Arrangement Agreement, Richland shareholders received 0.4 of a Trust Unit and one share of Terraquest for each issued and outstanding common share of Richland. Pursuant to the plan of arrangement, each issued and outstanding common share of Richland was exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of Richland. As part of the Richland Arrangement, upon completion of the sale of the Terraquest Assets for Terraquest Shares, Richland redeemed all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Terraquest Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders was then exchanged for a note, which was immediately redeemed for 0.4 of a Trust Unit.

The Terraquest Assets sold by Richland to Terraquest as part of the Richland Arrangement were comprised of certain producing properties of Richland located in southern and northwest Alberta which represented production as at September 30, 2001 of approximately 200 BOE/d, 426 MBOE of proved reserves and 88,000 net acres of undeveloped lands and associated seismic data. Pursuant to the Richland Arrangement Agreement, Provident received gross overriding royalties on industry standard terms on certain of the Terraquest properties.

The Richland Arrangement received the final order approving the plan from the Court on January 16, 2002 following the approval of the Richland shareholders at a special meeting held on January 15, 2002, and Provident and Richland were then amalgamated, continuing as “Provident Energy Ltd.”. A total of 11,157,225 Trust Units were issued by the Trust to acquire all of the issued and outstanding shares of Richland. As part of the acquisition of Richland, Provident assumed Richland’s debt, net of working capital, of approximately $83 million.

Upon completion of the Richland Arrangement, the Trust became the holder of all of the issued and outstanding Richland Notes.

Following the Richland Arrangement, Provident’s daily average production increased to approximately 17,000 BOE/d comprising of 40% natural gas, 33% cold conventional heavy oil and 27% light crude oil and natural gas liquids. The assets of Richland have diversified Provident’s production mix, which, prior to the Richland Arrangement, was weighted 55% to heavy oil. The Richland assets complement Provident’s existing operations in west central Alberta and southeast Saskatchewan and provide a new core area in southern Alberta.

For further information relating to Richland, please see “—Business Overview—Business Overview of Richland.”

Southeast Alberta Property Acquisition

On March 26, 2002, Provident entered into an agreement of purchase and sale with Devon and Devon ARL providing for the acquisition by Provident of certain oil and gas properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. The right to acquire the Acquired Properties was subsequently assigned to Provident Acquisitions L.P. The acquisition of the Acquired Properties closed on May 1, 2002.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing approximately 3,600 BOE/d. The assets are comprised primarily of high working interest, operated properties with year round operating access. Provident believes that the assets offer additional low-risk development and optimization potential. The Acquired Properties met the Trust’s objectives of increasing cash available for distribution and net asset value on a per unit basis.

For further information relating to the Acquired Properties, please see “—Business Overview—Business Overview of the Acquired Properties.”

B.	Business Overview

I.    Business Overview of Provident and the Trust

The following is a description of the business of Provident prior to the Richland Arrangement and the acquisition of the Acquired Properties, unless otherwise indicated. For a description of the business and properties of Richland prior to the Richland Arrangement, see “—Business Overview of Richland.” For a description of the Acquired Properties, see “—Business Overview of the Acquired Properties.”

The Trust acquires and holds, directly or indirectly, interests in crude oil and natural gas properties in Western Canada. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty, interest and principal repayments on the Initial Notes and principal repayments on the Acquisition Notes, Richland Notes and other notes that Provident may issue from time to time. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders. The management and administration of the business and operations of Provident are performed by the Manager under the terms of the Management Agreement, and the Manager is responsible for providing the services of both the President and the Chief Executive Officer to Provident. The Trust has no employees, while Provident has 72 employees and consultants at its head office location and 58 employees and contract operators located in several field offices within the core areas of Lloydminster, west central Alberta and southeast Saskatchewan.

(a) Corporate Strategy

Provident’s strategy is focused on achieving a consistent level of monthly cash distributions to the Unitholders. To this end, Provident pursues a focused program of acquisition, development, exploitation, production and marketing of crude oil and natural gas in the Western Canadian Sedimentary Basin. Provident’s operations are currently located in three core areas of activity in west central Alberta, Lloydminster and southeast Saskatchewan. These areas generally offer low to medium risk development potential, a well-developed operational infrastructure and year-round access, all of which is ideally suited to a trust.

Provident will focus its development activities primarily in the Lloydminster heavy oil area. A consistent, disciplined commodity price risk management strategy will be employed by Provident, focusing on stabilizing monthly cash distributions to Unitholders. To this end, Provident plans to use both financial and physical contracts to reduce the volatility of oil and gas prices.

Provident will also pursue an aggressive acquisition strategy targeting both property and corporate acquisitions that are accretive to distributable cash flow and net asset value per Trust Unit. The Trust will pursue acquisitions that meet certain criteria including quality low-risk production with      year-round access and good operating infrastructure. This will minimize the risk of production downtime. Provident will pursue acquisitions that have a strong production component and where minimal capital is required to bring incremental production on stream. Where development potential exists, only those opportunities that are considered low risk will be undertaken by Provident, higher risk prospects or exploration opportunities will be either farmed out or sold.

(b) Risk Management Strategy

Provident’s cash flow available for distribution to Unitholders could be substantially impacted by fluctuations in commodity prices for both crude oil and natural gas, quality differentials for both heavy and medium grade crude oil, the Canadian/U.S. dollar exchange rate and interest rates. In order to manage the volatility inherent in these variables, Provident’s Board of Directors has adopted a commodity price risk management program that is administered by a Risk Management Committee comprised of certain members of senior management of Provident in consultation with Provident’s primary commodity marketing advisors.

The Risk Management Committee is responsible for the following:

•	development and communication of the commodity price risk management policies and procedures;

•
development of strategic commodity price risk management guidelines under which physical or financial instruments are to be utilized and to strike a balance between risk exposure and the desired level of risk tolerance;

•	development of parameters for market risk transaction volumes and other limits;

•	authorization of specific financial and physical commodity and derivative instruments to be traded; and

•	development of appropriate systems for recording, monitoring and reporting the results of the commodity risk management activity.

The risk management program is not intended to create incremental economic exposure to Provident. Instead, the program serves to reduce the economic exposure of Provident to adverse market movements thus providing more stability of cash distributions to Unitholders.

Provident currently markets and distributes its crude oil production through various third party intermediate marketing companies and in some cases directly to refiners that also market and distribute their products. There are numerous markets available to transact competitively priced commodity contracts for crude oil, and Provident typically contracts on a month-to-month basis with companies in these markets. Provident’s natural gas is generally sold on both the spot market and to aggregators, with approximately 85% sold on the spot market and approximately 15% sold to aggregators (typically pipeline companies). There are also numerous markets available to transact competitively priced commodity contracts for natural gas, and Provident frequently has longer-term contracts with companies in these markets. Provident is not dependent on any single customer or group of customers for the marketing or distribution of its crude oil and natural gas.

In conjunction with the Founders Arrangement, the Maxx Arrangement and the Richland Arrangement, Provident has entered into several physical and financial hedge transactions for the balance of 2002 and for 2003. As of June 30, 2002, approximately 57% of Provident’s oil production was hedged for 2002 and approximately 55% of Provident’s gas production was hedged for 2002. The following table summarizes the Provident commodity price risk program as of March 31, 2002, including contracts that were transacted by Richland prior to January 16, 2002.

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 Bpd	Costless Collar WTI US $20.00 - US $22.90	January 1 - December 31
	Light Oil	1,000 Bpd	WTI US $24.30	January 1 - December 31
	Heavy Oil	1,000 Bpd	Costless Collar WTI US $24.00 - US $27.00	January 1 - December 31
	Heavy Oil	1,000 Bpd	US $8.25 per Bbl Differential @ Hardisty	January 1 - December 31
	Heavy Oil	4,000 Bpd	Cdn $18.93 per Bbl Wellhead	January 1 - December 31
	Natural Gas	3,000 Mcf/d	Cdn $5.01 per Mcf	January 1 - December 31
	Natural Gas	11,500 Mcf/d	Cdn $5.34 per Mcf	January 1 - October 31
	Natural Gas	7,000 Mcf/d	Cdn $3.14 per Mcf	January 1 - September 30
	Natural Gas	5,000 Mcf/d	Cdn $4.42 per Mcf	November 1 - December 31
	Natural Gas	3,000 Mcf/d	Costless Collar Cdn $6.33 - Cdn $9.02 per Mcf	January 1 - October 31
	Natural Gas	5,000 Mcf/d	Costless Collar Cdn $3.95 - Cdn $5.06 per Mcf	January 1 - October 31
2003	Light Oil	1,000 Bpd	WTI US $23.18	January 1 - December 31
	Heavy Oil	3,000 Bpd	Cdn $18.98 per Bbl Wellhead	January 1 - December 31
	Natural Gas	5,000 Mcf/d	Cdn $5.22 per Mcf	January 1 - December 31
	Natural Gas	3,000 Mcf/d	Cdn $5.01 per Mcf	January 1 - October 31

(c) Principal Properties of Provident

The following are descriptions of Provident’s principal producing properties prior to the Richland Arrangement and prior to the acquisition of the Acquired Properties, both of which closed in 2002, located in west central Alberta, east central Alberta and west central Saskatchewan (the “Lloydminster Core Area”), and southeast Saskatchewan. All conversions of gas to oil are on a 6:1 basis.

1.    West Central Alberta Core Area

Carrot Creek, Alberta

Provident has a 17.7% working interest in six producing liquids-rich gas wells, and one oil well with solution gas in the area. For the period March 6, 2001 to December 31, 2001, production from this area was 835 Mcf/d of natural gas and 52 Bpd of oil and natural gas liquids. Currently, Carrot Creek is producing 200 BOE/d, net to Provident. Based on the McDaniel Report, Provident has been assigned a total of 651 Mmcf of proven natural gas reserves. Crude oil and natural gas liquids reserves of 58 Mbbls proved have also been assigned to the area. Provident also has undeveloped land holdings of 391 net acres in the area.

Clive, Alberta

The Clive area is located approximately 60 kilometres east of Red Deer in central Alberta. Provident operates twelve natural gas wells (net 10 wells), a seven million cubic feet per day natural gas plant, a seven Mmcf/d compressor station, three wellhead compressors and a gathering system in the area. Clive is a natural gas-prone area with many of the same multi-zone targets found at Gilby. For the period from March 6, 2001 to December 31, 2001, Provident’s net share of production from the Clive area averaged 1.2 Mmcf/d of natural gas and 15 Bpd of oil and natural gas liquids. Current net production is approximately 265 BOE/d from the area. Based on the McDaniel Report, Provident has been assigned 2.0 Bcf of proven natural gas reserves. Proved crude oil and natural gas liquids reserves of 25 Mbbls proved have also been assigned to the area. Provident also has undeveloped land holdings of 3,954 net acres in the area.

Cow Lake, Alberta

Provident operates six natural gas wells (net 3.3 wells) and gathering and compression facilities in this area. For the period from March 6, 2001 to December 31, 2001, the property produced approximately 2.9 Mmcf/d of natural gas and 150 Bpd of natural gas liquids. Current net production is approximately 560 BOE/d from the area. Based on the McDaniel Report, Provident has been assigned 5.6 Bcf of proven natural gas reserves. Proved natural gas liquids reserves of 309 Mbbls have also been assigned to the area. Provident also has undeveloped land holdings of 420 net acres in the area.

Gilby, Alberta

The Gilby area is located approximately 35 kilometers northwest of Red Deer in central Alberta. Provident has an interest in 52 gas wells (net 38.2 wells), an eight million cubic feet per day natural gas plant, a five million cubic feet per day compressor station and an extensive gathering system. Provident established Gilby as a core area due to its attractive multi-zone, liquids-rich and gas-prone nature. Hydrocarbon reservoirs range from very shallow to deep. For the period March 6, 2001 to December 31, 2001, Provident’s share of production from the Gilby area averaged 8.6 Mmcf/d of natural gas and 334 Bpd of oil and natural gas liquids. Current net production is approximately 1,600 BOE/d. Based on the McDaniel Report, Provident has been assigned a total of 16.5 Bcf of proven natural gas reserves. Crude oil and natural gas liquids reserves of 766 Mbbls proved have also been assigned to the area. Provident also has undeveloped land holdings of 21,352 net acres in the area.

Westward Ho, Alberta

Provident operates 21 oil and natural gas wells (net 8.8 wells) and gathering and compression facilities in the area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 0.6 Mmcf/d of natural gas and 82 Bpd of oil and natural gas liquids. Current net production is approximately 310 BOE/d from the area. Based on the McDaniel Report, Provident has been assigned 1.9 Bcf of proven natural gas reserves. Crude oil and natural gas liquids reserves of 192 Mbbls proved have also been assigned to the area. Provident also has undeveloped land holdings of 472 net acres in the area.

Willesden Green, Alberta

Provident has an interest in 14 oil and natural gas wells (net 5.2 wells) and gathering and compression facilities in this area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 0.8 Mmcf/d of natural gas and 62 Bpd of oil and natural gas liquids. Current net production is approximately 340 BOE/d from the area. Based on the McDaniel Report, Provident has been assigned 2.4 Bcf of proven natural gas reserves. Crude oil and natural gas liquids reserves of 151 Mbbls proved have also been assigned to the area. Provident also has undeveloped land holdings of 5,625 net acres in the area.

2.    Lloydminster Core Area

Provident established the Lloydminster area of Saskatchewan as a second core growth area, following Founders’ acquisition of Opal in late 1998. With the acquisition of Maxx in May 2001, this area was expanded to include heavy oil properties in Alberta. Provident currently operates 307 wells and three processing facilities at its seven properties at Epping, Freemont, Islay, Lashburn, Lloydminster, Meridian and Wildmere. All of the pools are on conventional primary cold production and in aggregate, currently capable of producing approximately 6,000 Bpd of 15 degree API heavy oil.

Epping, Saskatchewan

The Epping area is located approximately 31 kilometers southeast of Lloydminster. Provident has a 100% working interest and operates 35 heavy oil wells, which produce oil from the Sparky Formation. Production for the period March 6, 2001 to December 31, 2001 averaged 923 Bpd of 15 degree API heavy oil. Oil produced from the area is trucked to Provident’s pipeline connected Neilburg and Dulwich facilities. In 1999, Provident discovered a new pool to the north of its existing production. Two and three-dimensional seismic programs were shot in late 1999 to better delineate the two Epping pools and define further infill locations on the established pool and step-outs to the new discovery. In 2000, 15 wells were drilled adding approximately 450 Bpd of production. In 2001, an additional 10 wells were drilled adding approximately 200 Bpd of production. Current production is approximately 950 Bpd. Based on the McDaniel Report, Provident has been assigned 816 Mbbls of proved crude oil reserves. Provident also has undeveloped land holdings of 1,351 net acres in the area.

Freemont, Saskatchewan

The Freemont area is located approximately 74 kilometres southeast of Lloydminster. Provident operates and has an average 91% working interest in 32 (29.0 net) producing heavy oil wells which produce from the thick, very porous and permeable Waseca channel sandstone, the regional Waseca sandstone and the Sparky Formation. Oil produced from the area is trucked to Provident’s Neilburg facility or directly to sales terminals. For the period March 6, 2001 to December 31, 2001, Provident’s net share of production averaged 320 Bpd of 15 degree API heavy oil. Current production is approximately 180 Bpd. Based on the McDaniel Report, Provident has been assigned 372 Mbbls of proved crude oil reserves. Provident also has undeveloped land holdings of 2,025 net acres in the area.

Lashburn, Saskatchewan

Lashburn is located in close proximity to Provident’s existing properties in the Lloydminster area. Using existing two dimensional and newly acquired proprietary three dimensional seismic, Provident drilled three wells at Lashburn in late 2000, seven wells in 2001 and six wells in the first quarter of 2002, all of which are 100% owned by Provident. The 16 Lashburn wells are currently producing at a combined rate of approximately 940 Bpd of 15 degree API heavy oil. For the period March 6, 2001 to December 31, 2001, Provident’s net share of production was 287 Bpd. Provident has been assigned 1,442 Mbbls of proved crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 3,726 net acres in this growth area.

Dulwich and Neilburg, Saskatchewan

Provident operates a treating facility at Dulwich and another at Neilburg, both of which are owned 100%. Most of the production from the Trust’s Saskatchewan heavy oil area is treated at one of these facilities and subsequently sold via the Husky or Manitou pipelines. The facilities at Dulwich and Neilburg have treating capacities of 1,100 Bpd and 2,700 Bpd of clean oil, respectively. There are also opportunities to process third-party volumes at both of the facilities.

Islay, Alberta

The Islay area was acquired as part of the Maxx Arrangement and produces 15 degree API heavy oil. The 26, 100% working interest wells, produced 271 Bpd in the March 6, 2001 to December 31, 2001 period. Currently, the field is producing 330 Bpd, net to Provident. Provident has been assigned 559 Mbbls of proved crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 1,107 net acres in this area.

Lloydminster and Meridian, Alberta

The Lloydminster and Meridian fields were acquired as part of the Maxx Arrangement and produce 15 degree API heavy oil from 170 wells (169 net). The fields produced 2,503 Bpd in the March 6, 2001 to December 31, 2001 period. Currently, the fields are producing 2,845 Bpd, net to Provident. Provident has been assigned 7,411 Mbbls of proved crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 11,007 net acres in this area.

Wildmere, Alberta

The Wildmere area was acquired as part of the Maxx Arrangement and produces 15 degree API heavy oil. The 34, 100% owned wells, produced 385 Bpd in the March 6, 2001 to December 31, 2001 period. Currently, the field is producing 450 Bpd, net to Provident. In addition to the producing wells, Provident owns a treating facility in the area that processes most of Provident’s Alberta heavy oil production. This facility is capable of treating 2,500 Bpd of clean oil. Provident has been assigned 819 Mbbls of proved crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 968 net acres in this area.

3.    Southeast Saskatchewan

Hartaven, Saskatchewan
The Hartaven area is located approximately 35 kilometres northeast of Weyburn. Provident operates and has an average 90% working interest in 29 light/medium oil wells, two disposal wells, a gathering system and two batteries, with an average working interest of 80%. Provident’s net share of production from the area for the period March 6, 2001 to December 31, 2001 averaged approximately 465 Bpd of light and medium oil. Current production is approximately 370 Bpd. Based on the McDaniel Report, Provident has been assigned 958 Mbbls of proved crude oil reserves for the area.

Ingoldsby, Saskatchewan
The Ingoldsby area was acquired as part of the Maxx Arrangement and has 33 wells with an average working interest of 74%. Provident’s net share of production from the area for the period March 6, 2001 to December 31, 2001 averaged approximately 230 Bpd of light oil. Current production is approximately 370 Bpd. Based on the McDaniel Report, Provident has been assigned 764 Mbbls of proved crude oil reserves for the area.

Silverton, Saskatchewan
Provident operates 38 wells (35.4 net) in the Silverton area that was acquired as part of the Maxx Arrangement. Provident’s net share of production from the area for the period March 6, 2001 to December 31, 2001 averaged approximately 298 Bpd of light oil. Current production is approximately 320 Bpd. Based on the McDaniel Report, Provident has been assigned 701 Mbbls of proved crude oil reserves for the area.

(d) Reserves

The oil, natural gas and NGL reserves of Provident as of January 1, 2002 have been evaluated by McDaniel utilizing McDaniel January 1, 2002 pricing as set forth in the McDaniel Report. McDaniel conducted evaluations based on constant price assumptions of Provident’s oil, gas and NGL reserves and present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the McDaniel Report, are summarized in the tables below. The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by Provident and on McDaniel’s opinion of reasonable practice in the industry.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows
in Respect of Provident Based on Constant Price Assumptions

	Company Gross Reserves(1)			Company Net Reserves(2)		Present Worth Value Discounted at(3)(4)
	Oil	Natural Gas Liquids	Natural Gas	Oil	Natural Gas Liquids	Natural Gas	0%	10%	12%	15%	20%
Constant Prices	(Mbbls)	(Mbbls)	(Mmcf)	(Mbbls)	(Mbbls)	(Mmcf)	($000s)
Proved Reserves(5)
Producing(6)	9,696	876	28,009	8,544	599	20,616	130,189	101,260	97,469	92,477	85,559
Non-Producing(7)	872	50	1,767	821	34	1,291	5,119	3,855	3,656	3,386	2,999
Undeveloped(8)	1,224	75	2,423	1,107	59	2,009	8,918	4,742	4,238	3,599	2,770
Total Proved	11,792	1,001	32,199	10,472	692	23,916	144,226	109,857	105,363	99,462	91,328

(1)	Gross Reserves are the aggregate of Provident’s working interest and royalty interest reserves before deductions of royalties payable to others.

(2)	Company Net Reserves are the Gross Reserves less all royalties payable to others.

(3)	Present worth values have been calculated before deduction of income tax. The present worth values are not to be construed as fair market value of the reserves.

(4)	Reserves and present worth values may not add due to rounding.

(5)
Proven Reserves are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

(6)
Proven Developed Producing Reserves are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods that are presently being produced from completion intervals open for production in existing wells.

(7)
Proven Developed Non-Producing Reserves are proven reserves that are currently not being produced but do exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

(8)
Proven Undeveloped Reserves are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/Bbl)(1)	19.78
Corporate Avg Light Oil ($CDN/Bbl)(2)	25.46
Corporate Avg Heavy Oil ($CDN/Bbl)(2)	13.69
Corporate Avg Gas ($CDN/Mcf)(2)	3.68
Corporate Avg NGL ($CDN/Bbl)(2)	22.20

(1)	December 31, 2001 NYMEX close.

(2)	Provident estimate of corporate average price received on December 31, 2001.

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

(e) Reserve Reconciliation

	Proved Crude Oil & Liquids	Proved Natural Gas	Proved Oil Equivalent
	(Mbbl)	(Bcf)	(MBOE)
As of March 6, 2001	6,466	23.2	10,333
Additions	681	1.2	881
Acquisition of Maxx	13,592	17.9	16,575
Revisions	(5,793)	(5.4)	(6,673)
Dispositions	(5)	-	(5)
Production	(2,149)	(4.7)	(2,932)
As of January 1, 2002	12,792	32.2	18,159
Change (%)	98	39	76

The 2001 year-end reserve estimates are prepared using applicable industry standard engineering practices that are consistent with prior years. Reserve revisions for 2001 are primarily attributed to a change in reserve estimates based on a longer period of production history or changes in well performance and are not a result of changes in methodology, and are also due to low year-end prices making some reserves uneconomical.

(f) Capital Program Efficiency Ratios and Finding Costs

The following table summarizes Provident’s capital spending efficiencies and finding costs. For the years ended 1999 and 2000, the data is from Founders, while 2001 represents the period March 6, 2001 to December 31, 2001 for Provident. Finding and development costs presented in the following table are based on reserve additions only.

Finding and On-stream Costs

	The Trust Founders
	For the period March 6, 2001 to December31, 2001	For the year ended December 31, 2000	For the year ended December 31, 1999
Capital expenditures ($millions) (1)	158.3	28.1	23.1
Proved reserve additions (MBOE)	17,456	4,554	3,491

	2001	2000	1999
Proved finding and on-stream costs ($/BOE)	9.07	6.16	6.62

Notes:
(1) Includes all capital expenditures, property acquisitions and corporate acquisitions.
(2) Based on aggregate reserve additions, less revisions.

(g) Efficiency Ratios and Statistics

	The Trust	Founders
	For the period March 6, 2001 to December 31, 2001	For the year ended December 31, 2000	For the year ended December 31, 1999
Production (MBOE)	3,932	1,542	1,796
Field netbacks ($/BOE)	$15.27	$19.20	$8.68

Proved reserve replacement ratio (1)	4.4	3.0	1.9
Proved recycle ratio (2)	1.7	3.1	1.3

Proved reserve life index (years) (3) - Oil equivalent	6.2	6.9	6.0

Notes:
(1) Represents the ratio of proved reserve additions to annual production.
(2) Represents the ratio of field netbacks to proved finding and on-stream costs.
(3) Based on average production rates for the year

(h) Drilling History

Provident drilled or participated in the drilling of the following wells for the following periods:

	The Trust		Founders
	For the period March 6, 2001 to December 31, 2001		For the year ended December 31, 2000		For the year ended December 31, 1999
	Gross	Net	Gross	Net	Gross	Net
Oil	19	18.1	22	20.3	11	10.0
Gas	4	0.7	6	4.9	7	5.1
Abandoned	-	-	3	2.1	5	3.6
Total	23	18.8	31	27.3	23	18.7

(i) Oil and Natural Gas Wells

The following table summarizes, as of December 31, 2001, Provident’s interests in producing wells and in non-producing wells, which Provident believes are capable of commercial production of oil or natural gas. The stated interests are subject to landowners and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes.

	Producing Wells				Non-Producing Wells(1)
	Oil		Natural Gas		Oil		Natural Gas
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta
Carrot Creek	1	0.2	7	1.2	-	-	-	-
Clive	1	0.5	11	9.4	2	2.0	6	4.0
Cow Lake	-	-	5	2.3	-	-	1	1.0
Gilby	7	4.1	35	24.9	-	-	10	9.2
Islay	13	13.0	-	-	13	13.0	-	-
Lloydminster	78	77.5	-	-	75	75.0	-	-
Meridian	13	13.0	-	-	4	4.0	-	-
Westward Ho	16	6.9	3	1.5	-	-	2	0.4
Wildmere	19	19.0	-	-	15	15.0	-	-
Willesden Green	4	2.0	4	1.8	2	1.0	4	0.4

Saskatchewan
Epping	27	27.0	-	-	8	8.0	-	-
Freemont	9	8.0	-	-	23	21.0	-	-
Lashburn	7	7.0	-	-	3	3.0	-	-
Hartaven	28	25.0	-	-	1	1.0	-	-
Ingoldsby	31	22.1	-	-	3	2.3	-	-
Silverton	34	31.7	-	-	4	3.7	-	-

Other minor properties	68	50.8	25	6.3	29	27.4	13	2.6
Total	356	307.8	90	47.4	182	176.4	36	17.6

Notes:

(1)
Non-producing wells are wells, which are capable of economic production or which Provident considers capable of production but which, for a variety of reasons, are not placed on production at the present time. All non-producing wells are located within 2.5 kilometers of facilities.

(2)	Gross wells mean the number of wells in which Provident has an interest.

(3)	Net wells means the aggregate numbers obtained by multiplying each gross well by Provident’s percentage interest in the well.

(j) Production History

The following table sets forth Provident’s working interest production of oil and natural gas, before deduction of royalties, for the following periods:

	The Trust	Founders
	For the Period March 6, 2001 to December 31, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999
Crude Oil and NGL
Total net production (Bbls)	2,148,586	893,040	1,048,725
Per day (Bpd)	7,139	2,440	2,873

Natural Gas
Total net production (Mcf)	4,747,364	3,892,776	4,484,527
Per day (Mcf/d)	15,772	10,636	12,286

Oil equivalent
Total net production (BOE)	2,939,813	1,541,836	1,796,146
Per day (BOE/d)	9,767	4,212	4,921

(k) Land Holdings

The following table sets out Provident’s undeveloped and developed land holdings as of January 1, 2002.

Undeveloped(1)	Gross Acres(2)	Net Acres(3)
Alberta	167,960	89,924
Saskatchewan	71,287	64,310
British Columbia	7,228	2,822
Total	246,475	157,056

Developed
Alberta	111,688	42,921
Saskatchewan	24,616	18,288
British Columbia	658	12
Total	136,962	61,221

Notes:
(1) Undeveloped land holdings refers to those lands in which Provident has an interest and which have not been assigned reserves.
(2) Gross acres refers to the number of acres in which Provident has an interest.
(3) Net acres refers to the aggregate of the numbers obtained by multiplying each gross acre by Provident’s percentage interest in the acre.

Seaton Jordan, independent land consultants, evaluated Provident’s existing undeveloped land as of January 1, 2002 in the Seaton Jordan Report. The Seaton Jordan Report estimated the market value of these land holdings at $18.7 million.

Market value is defined as the price which Seaton Jordan, as independent consultants, given the conditions existing at January 1, 2002, believe could reasonably be expected to be received for these properties in a sale. In order to determine the market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

(l) Capital Expenditures

The following table summarizes Provident’s capital expenditures for the following periods:

	The Trust	Founders
	For the period March 6, 2001 to December 31, 2001	For the year ended December 31, 2000	For the year ended December 31, 1999
Land Acquisitions	$359	$4,799	$1,131
Seismic	327	1,377	2,524
Drilling and Completions	5,696	15,649	11,822
Production Facilities	4,471	1,383	3,432
Other	126	295	140
Capital Expenditures, excluding Acquisitions	10,979	23,503	19,049
Acquisitions	147,369	4,571	4,054
Total Capital Expenditures	$158,348	$28,074	$23,103

Capital expenditures are not budgeted a year in advance, but capital expenditures on wells are determined in conjunction with property or corporate acquisitions. No firm capital commitments were in place as of December 31, 2001. As of June 30, 2002, Provident had estimated capital expenditures for 2002 of $20 million related to planned or existing drilling at approximately 30 locations. Provident intends to finance these capital expenditures with borrowings under its credit facility.

1.    Production History, Prices Received and Capital Expenditures

The following table sets forth production data, production prices received and expenditures made by Founders for each quarter for the year ended December 31, 2000 and for Provident for the period March 6, 2001 to March, 31, 2001 and the quarters ended June 30, 2001, September 30, 2001 and December 31, 2001.

	The Trust	Founders	The Trust	Founders	The Trust	Founders	The Trust	Founders
	For the period March 6, 2001 to March 31,	Three months ended March 31,	Three month ended June 30,		Three months ended September 30,		Three months ended December 31,
	2001	2000	2001	2000	2001	2000	2001	2000
Average Daily Production (before deduction
of royalties)
Crude oil (Bpd)	2,937	2,130	4,769	1,811	8,399	2,382	7,744	2,590
Natural gas (Mcf/d)	11,155	12,418	14,914	11,408	18,324	9,446	15,373	9,300
NGLs (Bpd)	235	233	479	233	639	218	485	156
Combined (BOE/d)	5,031	4,432	7,733	3,946	12,093	4,175	10,792	4,296

Average Net Prices Received
Crude Oil ($/Bbl)	25.36	32.96	26.18	32.39	26.89	35.86	19.79	27.74
Natural gas ($/Mcf)	9.45	3.35	6.07	4.29	4.61	5.84	4.65	8.03
NGLs ($/Bbl)	44.12	29.29	38.24	31.54	31.24	35.53	23.18	58.8
Equivalent ($/BOE)	37.81	26.77	30.23	29.14	27.32	35.53	26.64	36.23

Royalties ($/BOE)(1)	6.2	7.49	5.34	6.98	4.84	8.17	3.1	8.22
Operating Expenses ($/BOE)(2)	7.62	6.09	6.79	5.63	7.04	6.94	6.86	7.03
Cash Field Netback Received ($/BOE)	23.99	15.3	18.1	17.6	15.44	22.43	11.9	21.51

Capital Expenditures ($000s)(3)	2,206	2,807	207,488	10,085	2,793	5,919	5,246	8,335

(1) Royalties are net of ARTC.
(2) This figure includes all field operating expenses.
(3) Capital expenditures include acquisitions, net of dispositions.

(m) Canadian Government Regulation

The Trust and Provident, and the Canadian oil and natural gas industry in general, are subject to extensive controls and regulations imposed by various levels of the Canadian government. Outlined below are some of the more significant aspects of the relevant legislation and regulations.

1.     Pricing and Marketing - Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export license and Governor in Council approval.

2.     Pricing and Marketing - Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Provident depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and, in the case of exports for a longer duration, pursuant to a National Energy Board license and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the province for consumption elsewhere.

3.     The North American Free Trade Agreement

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

4.     Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

    From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

5.     Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75% for prices at or below the royalty tax credit reference price of $100 per m3 decreasing to 25% for prices above the royalty tax credit reference price of $210 per m3. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

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

6.     Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) which took effect on September 1, 1993. The Environmental Protection and Enhancement Act (Alberta) imposes stricter environmental standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada has not ratified the Kyoto Protocol, but should it do so, reductions in greenhouse gases from oil and gas operations may be required which could result in increased capital expenditures and reductions in production of oil and gas. It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from oil and gas operations and result in increased capital expenditures. Although it is not expected that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on the Trust’s financial condition or results of operations.

7.     Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

II.     Business Overview of Richland

On January 15, 2002, subsequent to the 2001 year-end discussed in this annual report, the Trust and Provident completed the Richland Arrangement. The following is a description of the business and properties of Richland prior to the Richland Arrangement.

(a)     Principal Oil and Gas Properties

The following sets out the principal properties of Richland and operational information related to them.

Paddle River/Heldar, Alberta

The Paddle River/Heldar area, 60 miles northwest of Edmonton, had been Richland’s primary growth area for natural gas in 1999 and 2000. During 2001, gas production declined 48% and oil and liquids production declined 55%, primarily due to increasing water production at a significant well. As at December 31, 2001, Richland had an interest in 30,900 gross (26,100 net) acres of undeveloped land in the area. Production for the year ended December 31, 2001 averaged 7.8 Mmcf/d of natural gas and 308 Bpd of oil and liquids. The McDaniel Report assigned 3.2 MMBOE of proved reserves to this interest.

Whitecourt, Alberta

Located 15 miles northwest of Paddle River, Richland acquired an interest in 76,000 gross acres (32,600 net acres) of undeveloped land, a 45% ownership in a 65 Mmcf/d gas plant with substantial unused capacity, and approximately 40 Bpd of oil and liquids and 6.1 Mmcf/d of natural gas production in the Whitecourt area effective January 1, 2001. This is a multi-zone area targeting natural gas with liquids, which has significant exploitation upside. Richland drilled 13 gross (6 net) wells in the area in 2001. As of December 31, 2001, Richland had an interest in 78,000 gross (34,200 net) acres of undeveloped land in the area. Production for the year ended December 31, 2001 averaged 56 Bpd of oil and liquids and 7.3 Mmcf/d of natural gas. The McDaniel Report assigned proved reserves of 3.4 MMBOE to this interest.

On February 2, 2001, Richland announced that it had completed the purchase of a 50% interest in a significant natural gas property in the Whitecourt area for $32.9 million. At that time, net production form Richland’s share of the property was approximately 650 BOE/d (94% natural gas). Richland also acquired a 45% working interest in a 65 Mmcf/d processing/facility as well as between 41% and 50% in six compressors.

Southern Alberta

Southern Alberta was Richland’s most active area in 2001, with 34 gross (28 net) wells drilled. The area is primarily a multi-zone shallow gas play, with year-round access. At December 31, 2001, Richland had an interest in 88,200 gross (66,700 net) acres of undeveloped land in the area. Production in 2001 averaged 9.0 Mmcf/d of natural gas and 553 Bpd of oil and liquids. The McDaniel Report assigned 3.7 MMBOE of proved reserves to this interest.

Southeast Saskatchewan

Southeast Saskatchewan is Richland’s primary oil producing area. At December 31, 2001, Richland had an interest in 35,400 gross (28,500 net) acres of undeveloped land in the area. Production in 2001 averaged 1,573 BOE/d, consisting primarily of crude oil. The McDaniel Report assigned 3.5 MMBOE of proved reserves to this interest.

East Lost Hills, California

At December 31, 2001, Richland’s U.S. subsidiary had a 4.13% working interest in approximately 32,000 gross (1,300 net) acres of exploratory land in the San Joaquin basin of California. Exploration at East Lost Hills targets the Temblor formation at depths greater than 16,000 feet. To date, the East Lost Hills consortium has drilled four wells into the feature. Two additional wells are currently being drilled at depths in excess of 17,000 feet. The consortium has shot a large (165 sq. mile) 3D seismic program to assist in the optimization of this gas discovery.

The first well into the feature blew out at a depth of 16,700 feet. A relief well was sidetracked after killing the blowout and was completed, pending the testing of other wells. The third well, Berkley East Lost Hills #1, was drilled to a total depth of 19,742 feet and was tied into existing facilities in the area. Production from this well, which was placed on-stream in February, has been limited to less than 2.0 Mmcf/d pending the installation of water disposal facilities in 2002.

Net production in 2001 averaged 0.1 Mmcf/d of natural gas and 8 Bpd of liquids. The McDaniel Report assigned 0.4 MMBOE of proved reserves to this interest.

(b)  Acquisition of Coast Pacific

On April 23, 2001, Richland announced that it had completed the acquisitions of all of the issued and outstanding shares of Coast Pacific by way of a take-over bid. Pursuant to the take-over bid, a total of 180,000 Richland Shares were issued to Coast Pacific shareholders, representing .0206 Richland Shares for every Coast Pacific common share and .02 Richland Share for every Coast Pacific preferred share. Coast Pacific subsequently became a wholly-owned subsidiary of Richland.

(c) Oil and Natural Gas Reserves

The following is a summary, as of January 1, 2002, of the McDaniel Richland Report’s estimate of Richland’s crude oil, NGLs and natural gas reserves attributable to the properties and the present worth value of the estimated future net cash flows associated with these reserves, based on constant price and cost assumptions. The table summarizes the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. All future cash flows are stated prior to provision for income taxes, interest, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that these price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Richland’s crude oil, NGLs and natural gas reserves provided in this summary are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided here.

Oil and Natural Gas Reserves and Present Value of Estimated Future

Cash Flows of Richland Based on Constant Price Assumptions

	Gross Reserves (1)			Net Reserves			Present Worth Value Discounted at (6)
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0%	10%	15%	20%
	(Mbbls)	(Mbbls)	(Mmcf)	(Mbbls)	(Mbbls)	(Mmcf)	($000s)

Proved Reserves (2)
Producing (3)	3,966	644	43,967	3,392	437	33,383	130,570	95,870	85,362	77,311
Non-Producing (4)	240	55	8,297	195	39	6,017	16,880	9,644	8,107	7,042
Undeveloped (5)	344	75	2,150	284	59	1,657	6,043	3,867	3,133	2,552
TOTAL	4,549	775	54,414	3,870	535	41,057	153,492	109,381	96,603	86,904

(1)
“Gross” means Richland’s working interests and/or royalty interests share of reserves before deducting royalties owned by others. “Net” means Richland’s working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts prepared by McDaniel of these and other factors necessary to estimate provincial and other royalties.

(2)
“Proved reserves” means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland’s reserves in the area.

(3)
“Proved producing reserves” means those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland’s reserves in the area.

(4)	“Proved non-producing reserves” are those non-producing proved reserves from existing wells that require relatively minor capital expenditures to produce.

(5)	“Proved undeveloped reserves” are those reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure will be required.

(6)
The constant price assumptions assume the continuance of current laws, regulations and productions costs in effect on the date of the McDaniel Report. The constant oil and gas price assumptions are based on December 31, 2001 corporate average prices of Cdn $21.96 per barrel of oil, Cdn $22.90 per barrel of NGL, and Cdn $2.41 per thousand cubic feet of natural gas. Prices, production and capital costs have not been adjusted for the effects of inflation.

Reserve Reconciliation

	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (Mmcf)	BOE at 6:1 (000s)
	Proved	Proved	Proved	Proved

Reserves at December 31, 2000	5,209	1,088	45,832	13,936
Discoveries	178	22	7,620	1,470
Acquisitions	80	120	19,940	3,523
Dispositions	-	-	(114)	(19)
Revisions	(66)	(319)	(9,303)	(1,935)
Production	(845)	(136)	(9,585)	(2,579)
Reserves at December 31, 2001	4,556	775	54,391	14,396

Reserve Life Index

	Oil	NGLs	Natural Gas	MBOE at 6:1
	Proved	Proved	Proved	Proved
Reserves at December 31, 2001	4,556	775	54,391	14,396
2001 Production	845	136	9,585	2,579
Reserve Life Index in Years	5.4	5.7	5.7	5.6

(d) Land Holdings

The following table summarizes Richland’s land holdings as of December 31, 2001.

	Undeveloped Acres
	Gross	Net

Alberta	377,184	224,198
Saskatchewan	35,409	28,451
United States	32,000	1,322
Total	444,593	253,971

(e) Oil and Natural Gas Wells

The following table summarizes, as of December 31, 2001, Richland’s interests in producing and shut-in wells.

	Producing Wells				Shut-In Wells (1)
	Oil		Natural Gas		Oil		Natural Gas
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)

Alberta	45	17.1	109	61.9	2	0.5	25	13.6
Saskatchewan	188	75.4	0	0	25	13.6	0	0
Unites States	0	0	1	0.1	0	0	3	0.1
Total	233	92.5	110	62	27	14.1	28	13.7

(1)
“Shut-In” wells means wells which are not producing but which may be capable of production. Shut-in wells in which Richland had an interest are located no further than 10 kilometres from gathering systems, pipelines or other means of transportation.

(2)	“Gross” wells are defined as the total number of wells in which Richland had an interest.

(3)	“Net” wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Richland’s percentage working interest.

(f) Drilling Activity

The following table summarizes the number of wells drilled by Richland during the years ended December 31, 2001 and 2000.

	Year ended December 31, 2001		Year ended December 31, 2000
	Gross (1)	Net (2)	Gross (1)	Net (2)
Exploratory
Crude Oil	3	2.0	5	1.8
Natural Gas	10	6.6	20	15.4
Dry and Abandoned	6	4.3	12	8.9
Total Exploratory	19	12.9	37	26.1
Development
Crude Oil	7	5.1	8	3.4
Natural Gas	31	21.6	15	10.5
Dry and Abandoned	8	7.0	3	1.9
Total Development	46	33.7	26	15.8
Total
Crude Oil	10	7.1	13	5.2
Natural Gas	41	28.2	35	25.9
Dry and Abandoned	14	11.3	15	10.8
Total	65	46.6	63	41.9

(1)	“Gross” wells refers to all wells in which the Corporation has either a working interest or a royalty interest.

(2)	“Net” wells refers to the aggregate of the percentage working interests of the Corporation in the gross wells before royalties and on a before payout basis, unless the wells have already paid out.

(g) Marketing

Richland sells its crude oil to major crude oil aggregators under short-term floating price crude oil sales contracts, with the majority of production pipeline-connected. Richland’s natural gas production is sold to natural gas aggregators at spot market prices. Richland has no significant long-term gas sales contracts.

(h) Environmental Matters

All oil and gas operations are subject to federal, provincial and municipal legislation regarding environmental risks and hazards, including restrictions and prohibitions on spills, releases or emissions of various substances produced in connection with oil and gas operations. Environmental law also requires that well and facility sites be abandoned and reclaimed to the satisfaction of the relevant authorities. Any breach of this legislation may result in the imposition of fines and penalties.

As these requirements apply to all operators in the Western Canadian oil and gas industry, it is unlikely that Richland’s competitive position within the industry will be affected by these regulations.

(i) Employees

Richland had 35 full-time employees as of December 31, 2001.

(j) Dividends

No dividends have been paid on any shares of Richland since the date of its incorporation and it is not anticipated that any dividends will be paid on the common shares in the immediate or foreseeable future. Richland’s demand revolving operating facility with a Canadian chartered bank provides that Richland may not declare a dividend without the prior approval of the bank.

III.    Business Overview of the Acquired Properties

On May 1, 2002, subsequent to the 2001 year-end discussed in this annual report, the Trust and Provident completed the acquisition of certain oil and gas properties located in southeast Alberta for a purchase price $72.0 million (subject to adjustment), payable in cash. The following is a description of the Acquired Properties.

(a) Principal Oil and Gas Properties

The following is a description of the principal properties acquired by the Trust in connection with the acquisition of the Acquired Properties, effective January 1, 2002.

Princess, Alberta

The Princess area is located approximately 75 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the shallow gas formations of Medicine Hat, Milk River and Second White Specks. The Acquired Properties include working interests ranging from 25% to 99%. Average net natural gas production in 2001 was 2,100 Mcf/d. Current net natural gas production is 3,700 Mcf/d.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 7.4 Bcf of proved reserves.

Provident believes this property adds relatively stable and predictable long life reserves to the Trust.

Retlaw Area, Alberta

The Retlaw area is located approximately 115 kilometres west of the City of Medicine Hat. The area is comprised of the Retlaw Unit, Retlaw Non Unit, Retlaw East/Vauxhall and the Retlaw V Unit. Both oil and gas are produced in the area, predominantly from the Mannville Group. The Acquired Properties include an operating interest in a large proportion of the production in this area. Average 2001 net natural gas production was 5,800 Mcf/d and average 2001 net oil production was 810 Bpd. Current net natural gas production is 5,100 Mcf/d and current net oil production is 940 Bpd.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 1,339 Mbbls and 8.6 Bcf of proved reserves.

Provident believes the properties offer immediate optimization and development opportunities including possible waterflood performance enhancement, reactivation of previously suspended waterflood operations, pump upgrades, compression optimization, recompletion opportunities and some drilling opportunities for oil downspacing and further gas development.

Craigmyle, Alberta

The Craigmyle area is located approximately 210 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the Mannville Group, along with shallower production from the Belly River Formation. The Acquired Properties include 100% working interests in a majority of the wells currently on production. Average net natural gas production in 2001 was 2,420 Mcf/d. Current net natural gas production is 2,040 Mcf/d.

The Acquired Properties include a 100% working interest in the Craigmyle Compressor Station that has a capacity of 6.5 Mmcf/d of sweet gas utilizing one 500 hp unit and one 900 hp unit.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 5.8 Bcf of proved reserves.

Long Coulee Area, Alberta
The Long Coulee area is located approximately 145 kilometres west of the City of Medicine Hat. The area is comprised of Long Coulee and Long Coulee Sunburst P pool. Gas production is obtained from the Sunburst, Glauconitic, Bow Island and Second White Specks formations. Oil production is obtained from the Sunburst P Pool. The Acquired Properties include 59% to 100% working interests in a majority of the wells currently on production. Average 2001 net natural gas production was 1,260 Mcf/d and average 2001 net oil production was 220 Bpd. Current net natural gas production is 1,180 Mcf/d and current net oil production is 190 Bpd.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 950 Bpd of sour oil and 950 Bpd of water. Water injection capacity is 2,200 Bpd. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 2.8 Bcf and 266 Mbbls of proved reserves.

Provident believes the Sunburst P Pool offers the possibility of initiating another waterflood recovery process beside an existing waterflood scheme in order to optimize the pool oil recovery. Additionally, there may be some infill drilling opportunities as a result of the new post waterflood implementation.

Carmangay, Alberta

The Carmangay area is located approximately 155 kilometres west of the City of Medicine Hat. Oil and gas production is obtained from the Sunburst formation. The Acquired Properties include a 100% working interest in the area and a gross overriding royalty in the Second White Specks. Average 2001 net natural gas production was 730 Mcf/d and average 2001 net oil production was 260 Bpd. Current net oil production is 190 Bpd and current net natural gas production is 500 Mcf/d.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 1,260 Bpd of sour oil and 3,800 Bpd of water. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

 McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 235 Mbbls and 5.8 Bcf of proved reserves.

Provident believes the Carmangay property offers the possibility of upgrading the existing gas compressor and some reactivation and stimulation candidates to optimize the existing production.

(b) Oil and Natural Gas Wells

The following table summarizes, as of January 1, 2002, the producing and shut-in wells in respect of the Acquired Properties:

			Producing Wells				Shut-in Wells (1)
	Oil			Natural Gas	Oil			Natural Gas
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Total	196	106	277	146	132	90	74	52

(1)	“Shut-in” wells means wells which are not producing but which may be capable of production.

(2)	“Gross” wells are defined as the total number of wells in respect of the Acquired Properties.

(3)	“Net” wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest in the well.

(c) Production History

The following table summarizes the historical average daily production of the Acquired Properties during the periods indicated.

	Year Ended December 31,
	2001	2000
Crude Oil & NGLs
Total production (Mbbls)	653	787
Average daily production (Bpd)	1,788	2,151
Natural Gas
Total production (Mmcf)	5,259	5,598
Average daily production (Mmcf/d)	14	15
Total Production
Total production (MBOE)	1,529	1,720
Average daily production (BOE/d)	4,190	4,700
(d) Land Holdings

The following table summarizes the land holdings in respect of the Acquired Properties as at January 1, 2002:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net
Total acres	101,664	78,222	122,339	77,066	224,063	155,288

(e) Oil and Natural Gas Reserves of the Acquired Properties

The oil, natural gas and NGL reserves of the Acquired Properties as of January 1, 2002 have been evaluated by McDaniel utilizing McDaniel’s January 1, 2002 pricing as set forth in the McDaniel Acquired Properties Report. McDaniel conducted evaluations based on constant price assumptions of the vendor’s oil, gas and NGL reserves and present worth of future cash flows associated with these reserves. The results of the evaluations of McDaniel, contained in the McDaniel Acquired Properties Report, based on constant price assumptions as provided by McDaniel, are summarized in the tables below.

The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that these prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Acquired Properties Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by the vendor in a data room, and on McDaniel’s opinion of reasonable practice in the industry.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows

in Respect of the Acquired Properties Based on Constant Price Assumptions

	Gross Reserves (1)			Net Reserves (2)			Present Worth Value Discounted at
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0%	10%	15%	20%
	(Mbbls)	(Mbbls)	(Mmcf)	(Mbbls)	(Mbbls)	(Mmcf)	(thousands of dollars)
Proved Reserves
Producing	2,361.0	79.9	28,708.1	2,140.5	53.3	23,760.7	54,873.0	42,274.5	37,986.4	34,593.3
Non-Producing	1.5	0.1	4,960.9	1.5	0.0	3,607.1	7,648.9	4,245.0	3,308.1	2,640.4
Undeveloped	47.8	0.0	1,525.6	39.4	0.0	1,178.8	1,637.9	838.6	622.3	467.5
TOTAL	2,410.3	79.9	35,194.5	2,181.4	53.3	28,546.7	64,159.8	47,358.1	41,916.8	37,701.3

(1)	“Gross Reserves” are the aggregate of the Vendor’s working interest and royalty interest reserves before deductions of royalties payable to others.

(2)	“Net Reserves” are the Gross Reserves less all royalties payable to others.

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/Bbl)(1)	19.78
Edmonton Light Crude ($Cdn/Bbl)(2)	29.16
Alberta Average Natural Gas ($Cdn/Mmbtu)(3)	3.26
Propane ($Cdn/Bbl)(4)	18.85
Butane ($Cdn/Bbl)(4)	18.60
NGL Mix ($Cdn/Bbl)(4)	21.00
Natural Gasolines & Condensate ($Cdn/Bbl)(4)	29.16

(1)	December 31, 2001 NYMEX close.

(2)	December 31, 2001 average postings.

(3)	December 2001 estimate.

(4)	December 2001 Edmonton reference price.

Estimated Future Annual Production Volumes for the Acquired Properties

	Proved Producing			Total Proved
Year	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas
	(Mbbls)	(Mbbls)	(Mmcf)	(Mbbls)	(Mbbls)	(Mmcf)

2002	576.5	16.1	4,886.1	594.8	16.2	5,030.9
2003	442.0	12.5	3,845.4	457.9	12.6	4,244.0
2004	343.8	9.9	3,134.1	351.9	9.9	3,451.4

C.	Organizational Structure

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders as of June 30, 2002. Reference should be made to the appropriate sections of this Form 20-F for a complete description of the structure of the Trust.

D.	Property, Plant and Equipment

See “Business Overview.”

Item 5.	Operating and Financial Review and Prospects

Variations in Operating Results

The following is a summary of variations in Provident’s and Founders’ operating results for the fiscal periods indicated, which should be read in conjunction with the financial statements of Provident and Founders and the notes accompanying such financial statements.

On January 27, 2000 the shareholders of Founders approved a consolidation of Founders’ common shares on a one for four basis. For the purposes of the following analysis, unless otherwise noted, the issued and outstanding and weighted average common share and corresponding per share information have been restated as if the share consolidation had taken effect at the beginning of the applicable reporting period.

    Inception of the Trust and the Requirement for the Forecast

Provident Energy Trust commenced operations on March 6, 2001 when Founders converted from an exploration and production company into a cash-distributing energy trust. This was accomplished through the Founders Arrangement approved by the shareholders of Founders. Normally, under Canadian GAAP the disclosure incorporated in the circular would include the historical activity of Founders and would form the basis for Founders’ shareholders to evaluate the Founders Arrangement. In this instance, the historical activity of Founders, an exploration and production company, did not accurately reflect the activity of Provident going forward as an energy trust. In these circumstances, a forecast was provided in the Founders Management Information Circular dated January 29, 2001, accompanied by an auditors’ report on the financial forecast.

Forecast Summary

The forecast was based on Founders’ January 2001 production base adjusted for the planned activities, assuming the assets were managed as a trust. The forecast incorporated management’s judgement as of January 18, 2001 of the most probable set of economic conditions, which in turn, was based on information available at that time. The forecast was based on average daily production over the period of 4,493 BOE/d. The commodity prices used in the forecast were based on an average crude oil price of US $25.00 per Bbl WTI, a natural gas price of Cdn $6.00 per Mcf at AECO and a natural gas liquids price of Cdn $28.04 per barrel. The relevance of the forecast was diminished upon the closing of the Maxx Arrangement that combined the production base of Maxx with Provident effective May 25, 2001. The additional 7,800 BOE/d of production and the change in the production mix minimized the relevance of the forecast as a comparison for actual results.

Period from March 6, 2001 to December 31, 2001 compared to Forecast

The following analysis provides a detailed explanation of Provident’s operating results for the period March 6, 2001 to December 31, 2001, which should be read in conjunction with the audited consolidated financial statements of Provident. The forecast referenced in this annual report refers to the 2001 forecast, disclosed in the Founders Management Information Circular dated January 29, 2001. The following analysis compares the actual results to the forecast for this period. All amounts are reported in Canadian dollars, unless otherwise stated.

Operations

Operating results for the period March 6, 2001 to December 31, 2001 compared to the forecast were as follows.

	Actual	Forecast	Percent Change
Operating Revenue ($000s)
Gross production revenue	$78,311	$43,415	80
Royalties (net of ARTC)	(13,036)	(7,871)	66
Net operating revenue	(20,416)	(7,528)	171
Net operating income	$44,859	$28,016	60

Daily average production
Crude oil - Light / Medium (Bpd)	1,577	732	115
- Heavy (15[o] API) (Bpd)	5,053	1,877	169
Natural gas liquids (Bpd)	509	200	155
Natural gas (Mcf/d)	15,772	10,100	56
Oil equivalent (BOE/d @ 6:1) (2)	9,767	4,493	117

Average selling price (Cdn $) (1)
Crude oil - Light / Medium ($/Bbl)	$31.94	$33.42	(4)
- Heavy (15[o] API) ($/Bbl)	$21.71	$20.51	6
- Corporate blend ($/Bbl)	$24.14	$24.37	-
Natural gas liquids ($/Bbl)	$31.40	$28.04	12
Natural gas ($/Mcf)	$5.33	$7.49	(29)
Oil equivalent ($/BOE @ 6:1)	$26.64	$32.10	(17)
Netback ($/BOE @ 6:1)	$15.27	$20.72	(26)

Notes:
(1)	Average selling prices include the impact of the commodity price risk management program.
(2)
For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the forecast contained in the Founders’ Management Information Circular on a 10:1 basis has been restated on a 6:1 basis.

Production

For the period March 6, 2001 to December 31, 2001, total production of 9,767 BOE/d exceeded the forecast by 117% or 5,274 BOE/d. Heavy oil production increased, by 169%, to 5,053 Bbls/d from the forecast production of 1,877 Bbls/d. The increase in heavy oil production volumes is almost entirely attributed to the Maxx-acquired heavy oil properties. Natural gas and natural gas liquids production averaged 15.8 Mmcf/d and 509 Bbls/d respectively to total 3,138 BOE/d. The addition of the Maxx West Central Alberta gas properties and the continued strong performance of the liquids-rich Medicine River 13-27 well were the primary factors for natural gas production exceeding the forecast by 56% or 5.7 Mmcf/d and natural gas liquids exceeding the forecast by 155% or 309 Bbls/d. The addition of the Maxx properties and a Southeast Saskatchewan property acquisition, combined with positive results from a re-completion program in Southeast Saskatchewan, resulted in light/medium crude oil production averaging 1,577 Bbls/d, an increase of 115% or 845 Bbls/d above the forecast.

Crude Oil Price

The WTI oil price averaged US $25.19 per barrel for the period March 6, 2001 to December 31, 2001, compared to US $25.00 per barrel in the forecast. This slight increase in WTI, accompanied by both the gains related to the commodity price risk management program and the weak Canadian dollar, were offset by wider heavy oil differentials, and resulted in the Trust averaging Cdn $24.14 per barrel at the wellhead for all its crude oil, as compared to Cdn $24.37 per barrel in the forecast. Average prices include a gain of $4.4 million or $2.23 per barrel from the impact of the commodity price risk management program, compared to a gain of $0.2 million or $0.23 per barrel in the forecast.

In the fourth quarter, the WTI crude oil price dropped significantly to average US $20.43 per barrel while heavy oil differentials remained wide. This resulted in a fourth quarter price for heavy oil that was extremely low by historical standards, resulting in very low operating netbacks on unhedged production. Accordingly, Provident did not reactivate or perform workovers on heavy oil wells that went down during the fourth quarter. In the first quarter of 2002, differentials narrowed significantly to reflect pricing that was closer to historical trends and as a result, operating netbacks improved substantially and most of the economical shut-in production was reactivated. Provident’s commodity price risk management program increased the heavy oil price received in the fourth quarter to Cdn $15.70 per barrel, compared to Cdn $17.27 per barrel in the forecast. The average fourth quarter blended oil price included a gain of $3.2 million or $4.53 per barrel achieved through the commodity price risk management program. No gains were expected in the forecast.

Natural Gas Price

For the period March 6, 2001 to December 31, 2001, the natural gas price at AECO averaged Cdn $4.40 per Mcf compared to Cdn $6.00 per Mcf used in the forecast. The Trust received an average wellhead price of Cdn $5.33 per Mcf for its gas, reflecting both the positive heat content adjustment and the commodity price risk management program. This compared to the forecast price of Cdn $7.49 per Mcf, which reflected a Cdn $6.00 AECO average price as well as hedging gains of $3.3 million or $1.08 per Mcf. The actual prices received include a gain of $4.2 million or $0.89 per Mcf from the commodity price risk management program.

Commodity Price Risk Management Program

Provident’s commodity price risk management program has been in place since the inception of the Trust to help manage the volatility in Provident’s oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI Crude oil price and AECO natural gas price and Cdn/US exchange rate hedges were put in place. This program positively impacted 2001 fourth quarter cash flow by $5.0 million and by $8.7 million for the period from inception to December 31, 2001. The positive impact of Provident’s commodity price risk management program was clearly evident in November 2001 when the all-in wellhead price for heavy oil dropped below Cdn $10.00 per barrel while the majority of Provident’s heavy oil production was hedged at an all-in wellhead price of Cdn $22.80 per barrel.

For open contracts in place at December 31, 2001, unrealized hedging gains of Cdn $4.7 million on crude oil contracts and Cdn $3.0 million on natural gas contracts would have been realized based on the commodity prices prevailing at December 31, 2001.

For 2002, the commodity price risk management program has resulted in Provident locking-in an all-in wellhead price of approximately Cdn $19.00 per barrel on 5,000 Bbls/d of heavy oil, representing approximately 80% of forecast annual heavy oil production. In addition, Provident has hedged 250 Bbls/d or approximately 7% of forecast 2002 light crude oil production at a WTI price of US $20.00 to US $22.90 per barrel.

For natural gas, Provident has hedged 23 Mmcf/d or approximately 67% of forecast 2002 natural gas production at prices between Cdn $3.95 and Cdn $6.33 per Mcf at AECO. The weighted average price of the gas contracts is $4.50 per Mcf.

For more information, see “Information on the Trust — Business Overview — Business Overview of Provident and the Trust — Risk Management Strategy.”

Revenues

Gross production revenues from oil, natural gas and natural gas liquids totalled $78.3 million for the period March 6, 2001 to December 31, 2001, 80% higher than the $43.4 million in the forecast. The increase can be attributed to higher production as a result of the Maxx acquisition and the effects of the commodity price risk management program, partially offset by lower than forecast natural gas prices.

Royalties

For the period March 6, 2001 to December 31, 2001, royalties were $13.0 million or 66% higher than the $7.9 million in the forecast. The dollar increase ties to increased production volumes and revenues. On a per BOE basis, royalties were 25% less than forecast at $4.43 per BOE compared to a forecast of $5.82 per BOE. The lower BOE amount ties to the lower commodity prices received, prior to the commodity price risk management program, when compared to the forecast. As a percentage of gross production revenue, prior to the impact of commodity price risk management program activities, the royalty percentage was 18.7% compared to 19.7% in the forecast. The lower percentage rate reflects the change in commodity mix to include a greater weighting to heavy oil subsequent to the Maxx acquisition. Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas. The ARTC rate for all quarters in 2001 was 25% and will remain at 25% for the first quarter of 2002.

Production Expenses

Production expenses for the period March 6, 2001 to December 31, 2001 were $6.94 per BOE, $1.37 per BOE higher than the $5.57 per BOE in the forecast. The increase is largely attributable to the Maxx-acquired natural gas properties in West Central Alberta, which are processed through higher-cost third-party-owned facilities, and the increase in the heavy oil component of Provident’s production mix. Typically, heavy oil properties incur higher production expenses compared to the Trust’s natural gas and light oil assets. Heavy oil has a large component of discretionary maintenance costs where Provident will incur expenditures to maintain production when prices received for heavy oil are attractive and cease discretionary programs when the prices fall below an economic threshold, which is typically at a wellhead price of Cdn $13.00 per barrel. The 2001 pricing environment provided attractive heavy oil wellhead prices for the first three quarters and an extremely low heavy oil price environment in the fourth quarter. Provident’s operating costs reflect this environment. Heavy oil operating costs were $8.17 per barrel for the first three quarters, then decreased significantly to $6.19 per barrel in the fourth quarter when wells that were shut-in were not reactivated. The heavy oil wellhead price has rebounded early in 2002 resulting in Provident undertaking an active program of reactivation and workovers of shut-in heavy oil wells.

Operating Netback

The Trust’s operating netback for the period March 6, 2001 to December 31, 2001 was $15.27 per BOE as compared to the forecast netback of $20.72. The per BOE increase in the production expenses reflects the shift in the production mix associated with the Maxx acquired properties. The lower per BOE gross production revenue reflects both the production shift to a greater percentage of heavy oil and the lower natural gas price achieved compared to the forecast.

The table below sets out the Trust’s field netbacks for the period compared to the forecast:

(per BOE)	Actual	Forecast	Percent Change
Gross production revenue before commodity price risk management program	$23.69	$29.54	(20)
Commodity price risk management program	2.95	2.57	15
Less: Royalties (net of ARTC)	(4.43)	(5.82)	(24)
Production expenses	(6.94)	(5.57)	25
Field netbacks	$15.27	$20.72	(26)

General and Administrative Expense

General and administrative expense for the period March 6, 2001 to December 31, 2001 totalled $3.4 million, compared to the forecast of $1.8 million. The higher expense was entirely due to increased costs associated with the Maxx acquisition. On a BOE basis, general and administrative expense was $1.16, which was 13% lower than the $1.33 per BOE in the forecast. The lower per BOE amount reflects the economies the Trust has achieved with the larger production base. The Trust does not capitalize general and administrative expenses. For 2002, it is expected the per BOE expense will decrease to less than $1.00 per BOE, recognizing the increased production base resulting from the acquisition of Richland.

    Management Fee

The Trust is actively managed by Provident Management Corporation. For the period ended December 31, 2001 the Manager was paid a fee of $897,195 in respect of a base management fee, calculated as 2% of operating income, compared to $560,000 in the forecast. The Manager also received a total return fee of $256,069, which was based on distributions and unit price performance during the period, compared to an assumption of nil for the forecast. On a BOE basis the total management fee was $0.40 compared to $0.41 in the forecast. The base management fee was settled monthly in cash and the total return fee was paid through the issue of 31,798 Trust Units in February 2002 at a price of $8.21 per unit. The total return fee also included the January 2002 distribution payable on the units issued. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions.

Interest Expense

Interest expense for the period March 6, 2001 to December 31, 2001 totalled $2.7 million compared to $1.5 million in the forecast. The interest reflects the increase in the capitalization of the Trust subsequent to closing the Maxx acquisition. Interest expense fell to $0.91 per BOE compared to $1.09 per BOE in the forecast. The weighted average interest rate of the Trust for the period was 5.5% compared to 7.25% in the forecast.

Current and Future Tax

The current capital tax expense for the period March 6, 2001 to December 31, 2001 was $1.2 million compared to $0.8 million in the forecast, and was comprised of Large Corporations Tax (“LCT”) and the Saskatchewan resource surcharge. The Maxx acquisition had an impact on the LCT but due to the vast majority of the production of Maxx being in Alberta, there was virtually no increase in the Saskatchewan resource surcharge.

The future tax on the balance sheet was increased by $57.1 million as part of purchase accounting method used to record the acquisition of Maxx. The subsequent booking of the ceiling test write-downs in 2001 resulted in an associated future tax recovery of $43 million. In total, the future tax recovery was $51.8 million compared to an expense of $5.8 million in the forecast, which did not anticipate any purchase price adjustments or write-downs.

Depletion, Depreciation and Amortization, the Ceiling Test and Future Tax Recovery

The depletion, depreciation and amortization expense for the period March 6, 2001 to December 31, 2001 was $11.48 per BOE, compared to the forecast rate of $8.27 per BOE. The actual per BOE amount is prior to the additional expense booked as a result of Provident electing to take ceiling test write-downs at September 30 and December 31. The increased depletion, depreciation and amortization per BOE is a result of the change in the depletable asset base resulting from the purchase accounting method used to record the acquisition of Maxx.

During the period, the Trust elected to record two ceiling test write-downs, one at September 30, 2001 primarily due to the low natural gas price, and the other at December 31, 2001 due to the low heavy oil wellhead price. The ceiling test calculation is based on prices in effect at the date of the balance sheet. The combined write-downs were booked to the balance sheet as a reduction to property, plant and equipment of $101.3 million, coupled with a decrease to the future tax liability of $43.0 million. The net impact on the statement of operations was a reduction in earnings of $58.3 million. The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization offset by a future tax recovery in the amount of $43.0 million. The effect of the write-downs will be to improve future earnings and reduce current tax expense.

The September 30, 2001 ceiling test calculation used prices in effect at September 30, 2001 of Cdn $16.77 per barrel for heavy oil, Cdn $29.72 per barrel for light/medium oil, Cdn $2.19 per Mcf for natural gas and Cdn $26.71 per barrel for natural gas liquids. This pricing resulted in a ceiling test deficiency recorded as a $64.2 million decrease to property, plant and equipment offset by an associated future tax recovery of $27.2 million. The write-down was virtually all attributable to a substantial decrease in the natural gas price prevailing at September 30, 2001. The use of the average commodity prices received for the month of September would have resulted in a ceiling test cushion of approximately $9.5 million.

At December 31, 2001 Provident completed a ceiling test calculation using the prices in effect at December 31, 2001 of Cdn $13.69 per barrel for heavy oil, Cdn $25.46 per barrel for light/medium oil, Cdn $3.65 per Mcf for natural gas and Cdn $22.31 per barrel for natural gas liquids. This resulted in a write-down of $37.1 million to property, plant and equipment and a future tax recovery of $15.8 million. The Cdn $13.69 per barrel heavy oil price at December 31, 2001 truncated approximately 4.5 million barrels of proved heavy oil reserves from the proved undeveloped reserve category in the constant dollar reserve report. The truncated reserves resulted from no new heavy oil wells being drilled under the prevailing heavy oil price economics at December 31, 2001. If the ceiling test were calculated using prices at February 28, 2002, the result would have been a recovery of the truncated reserves and a corresponding ceiling test cushion of approximately $15.0 million.

Cash Flow and (Loss) Income
	Actual			Forecast
	Amount ($000s)	Per BOE	Per Weighted Average Unit	Amount ($000s)	Per BOE	Per Weighted Average Unit
Net operating income	$44,859	$15.27	$3.25	$28,016	$20.72	$3.95

General and administration	3,418	1.16	0.25	1,794	1.33	0.25
Management fee	1,153	0.40	0.08	560	0.41	0.08
Interest expense	2,671	0.91	0.19	1,471	1.09	0.21
Current tax expense	1,178	0.40	0.09	807	0.60	0.11
Other	211	0.07	0.02	-	-	-
	8,631	2.94	0.63	4,632	3.43	0.65

Cash flow from operations (1)	36,228	12.33		23,384	17.29

Depletion, depreciation and amortization	33,753	11.48	2.44	11,186	8.27	1.58
Additional DD&A (2)	101,300	34.46	7.34	-	-	-
Future income tax (2)	(51,759)	(17.61)	(3.75)	5,787	4.28	0.82
Other	(211)	(0.07)	(0.02)	-	-	-
	83,083	28.26	6.01	16,973	12.55	2.40

Net (loss) income	$(46,855)	$(15.93)	$(3.39)	$6,411	$4.74	$0.90

(1) Cash flow from operations per weighted average unit has been omitted from the table.
(2) Amounts reflect ceiling test write-downs the Trust elected to book at September 30 and December 31, 2001.

Cash flow from operations for the period March 6, 2001 to December 31, 2001 was $36.2 million, 55% higher than the forecast of $23.4 million. Higher net operating income driven by the acquisition of Maxx was partially offset by increased general and administration costs, management fees, interest and current tax expense. Net operating income was $15.27 per BOE and $3.25 per Unit versus the forecast of $20.72 per BOE and $3.95 per Unit. Net operating income was significantly impacted by the change in the production mix due to the acquisition of Maxx as well as the lower natural gas price received compared to the forecast.

The net loss of $46.9 million ($3.39 per Unit) compared to the forecast income of $6.4 million ($0.90 per Unit) was due to the ceiling test write-downs not anticipated in the forecast.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

The following analysis provides a detailed explanation of the financial and operating results for the years ended December 31, 2000 and 1999.

Founders’ results for the year ended December 31, 2000 benefited from commodity prices being at their highest levels since the inception of Founders. Daily production volumes in 2000 were 15% lower than the comparable 1999 year primarily as a result of the sale of 1,200 BOE/d of annualized production in 1999. Comparative operating results for the fiscal years ended 2000 and 1999 are as follows.

       Operations

Operating Revenue ($000s)	2000	1999	Percent Change
Gross production revenue	49,226	30,805	60
Royalties (net of ARTC)	(9,922)	(6,395)	55
Production expenses	(9,701)	(8,811)	10

Net operating revenue	29,603	15,599	90

Daily Average Production
Med./light crude oil and NGLs (Bpd)	1,106	1,837	(40)
Heavy oil (Bpd)	1,334	1,036	29
Natural gas (Mcf/d)	10,636	12,286	(13)
Oil equivalent (BOE/d)	3,503	4,102	(15)

Average Selling Price(1)
Crude oil and ngl ($/Bbl)	32.53	18.74	74
Natural gas ($/Mcf)	5.19	2.49	108
Oil Equivalent ($/BOE)	38.39	20.57	87

(1)	Average selling price includes the impact of hedging gains and losses where applicable.

Production Revenue
Gross production revenue, prior to the impact of hedging losses for the year ended December 31, 2000 increased by 45% to $49.8 million compared to $34.3 million for the 1999 year-end. The increase in revenue for 2000 reflected a 15% decrease in production on a barrel of equivalent basis more than offset by an 87% increase in commodity prices on a BOE basis when compared to the year 1999. The production volume decrease was primarily attributable to the 1,200 annualized BOE/d’s of production sold in 1999 as part of Founders’ reorganization initiatives to streamline operations and to lower debt levels. Hedging losses for the year ended December 31, 2000 were $0.6 million or $0.44 per BOE, an 83% decrease from $3.5 million or $2.36 per BOE for 1999. Gross production revenue, after the impact of hedging losses for 2000, was $49.2 million, an increase of 60% above the $30.8 million recorded in 1999.

Crude Oil Price

The average crude oil price attained by Founders in 2000 was $32.10 per barrel, an increase of 71% over the $18.84 per barrel received for the comparable 1999 year. The 2000 corporate oil price increase included a $0.69 per barrel foreign exchange hedging loss compared to $3.13 per barrel of hedging losses on foreign exchange and financial crude oil sales contracts in 1999. Founders’ record 2000 oil price reflected the WTI oil price average of U.S. $30.20 per barrel in 2000, a 57% increase from the U.S. $19.24 for the 1999 fiscal year. Founders’ pre-hedged price per barrel of oil did not have a linear relationship to WTI due to the nature of Founders’ production mix and changes in crude oil differentials.

Foreign exchange hedging losses in 2000 of $0.6 million were the result of three Canadian/U.S. dollar foreign exchange contracts as compared to 1999 foreign exchange hedge losses of $0.5 million. During 2000, Founders did not hedge any crude oil production while in 1999 commodity hedging losses of $2.5 million were realized on three fixed price crude oil hedges that were entered into during June 1999 on a total of 1,500 BOE/d of crude oil production through to December 31, 1999.

Natural Gas Price

Natural gas prices realized by Founders for the year ended December 31, 2000 improved significantly to average of $5.19 per Mcf, a 108% increase from $2.49 received in 1999. Founders’ average natural gas selling price for the year ended 2000 were not impacted by hedging while in the year ended December 31, 1999 a net loss of $0.5 million or $0.12 per Mcf was realized on several forward sales contracts which expired at various dates in 1999.

Royalties

Royalties, net of ARTC, on a BOE basis for the year ended December 31, 2000 increased 81% to $7.74 per BOE, from $4.27 per BOE for the 1999 year-end. The BOE increase was due to both the 63% increase in corporate prices per BOE, prior to hedging activity, and the significant decrease in the ARTC rate for eligible Alberta production as a result of increased commodity prices. The ARTC rate averaged 26% for 2000 compared to 69% in 1999. As a percentage of pre-hedged production revenue, net royalties averaged 19.9% in 2000 compared to 18.6% in 1999. The percentage increase was mainly due to the decrease in the ARTC claim in 2000 which represented less than 1% of gross production revenue prior to hedging losses while on the comparable 1999 royalties the ARTC claim was in excess of 2% of gross production revenue. An additional contributing factor for increase in the royalty percentage during 2000 was the disposition of a number of ARTC eligible properties included in the asset rationalization undertaken by Founders in late 1999.

Production Expenses

Production expenses for the year ended December 31, 2000 increased 10% to $9.7 million from $8.8 million incurred in 1999. The increase in absolute production expense occurred while production volumes on a BOE basis decreased by 15%. Unit production expenses increased by 29% to $7.57 per BOE from $5.88 per BOE for the comparable 1999 year-end. The increase in per unit operating costs reflected the shift in Founders’ operating activities as a result of the asset rationalization program completed in late 1999. This shift in operating focus resulted in a larger percentage of Founders’ operating cost base being fixed and not related to volumes. During 2000, there was also a general increase in the cost of services and supplies within the industry. During 2000 Founders also increased its production optimization budget, particularly in the Lloydminster heavy oil area, to take advantage of the exceptional commodity price environment.

Netbacks

For the year ended December 31, 2000, Founders’ field netbacks averaged $23.08 per BOE, a 121% increase from $10.42 per BOE recorded in the 1999 year-end. The table below sets out the impact of record commodity prices, offset by higher unit royalties and increased unit production expenses, on Founders’ field netbacks for the 2000 year-end as compared to the same period in 1999.

(per BOE)	2000	1999	Percent Change
Gross production revenue	$38.39	$20.57	87
Less: Royalties (net of ARTC)	7.74	4.27	81
Production expenses	7.57	5.88	29

Field netbacks	$23.08	$10.42	121

General and Administrative Expense

General and administrative expense for the year ended December 31, 2000, before recoveries from joint accounts, increased 13% to $2.6 million compared to $2.3 million for the year ended December 31, 1999. The year 2000 increase reflected the new team staffing levels and the impact of new corporate incentive programs incorporated as part of the corporate reorganization. Overhead recoveries from joint accounts amounted to $0.9 million for the year 2000 compared to $0.6 million for the comparable 1999 period. The year over year increase in overhead recoveries in 2000 was due to both an increase in capital overhead recoveries in 2000 associated with increased capital spending and an increase in operating recoveries associated with new drills and the Neilburg property acquisition in the Lloydminster core area. On a net basis, general and administrative expense remained flat at $1.7 million in both 2000 and 1999. On a BOE basis, net general and administration expenses for the 2000 year-end increased 20% to $1.36 per BOE from $1.13 per BOE recorded in 1999 primarily as a result of the reduction in production volumes.

Interest Expense

Interest expense for the year ended December 31, 2000 decreased 9% to $3.3 million compared to $3.5 million recorded in 1999. The decrease was a result of a 14% decrease in average long-term debt levels to $42.7 million in 2000 compared to the $49.8 million average outstanding in 1999. The reduced debt level reflected Founders’ focus on managing and reducing its long-term debt as part of its asset rationalization program that was finalized in February 2000. The drop in the average long-term debt levels was however, partially offset by an increase in Founders’ weighted average interest rate to 7.6% in 2000 compared to 6.9% for the 1999 year.

($000s)	2000	1999	Percent Change
Interest expense	$3,265	$3,454	(5)
Average debt outstanding	$42,690	$49,823	(14)
Average interest rate	7.6%	6.9%	10
Interest expense per BOE	$2.55	$2.30	11

Depletion, Depreciation and Amortization

Founders recorded depreciation, deletion and amortization for the year ended December 31, 2000 in the amount of $11.8 million, a 4% decrease when compared to the $12.3 million booked in 1999. The decrease occurred as a result of lower production, which was partially offset by an increase in the depreciation, deletion and amortization rate per BOE, which was up 12% to $9.17 per BOE on a 10:1 basis in 2000 compared to $8.19 in 1999. The rate incorporated Founders’ depletable asset base, reserve additions and revisions for the year and current year production. At 6:1 the BOE rate for depletion, depreciation and amortization was $7.62 in 2000 compared to $6.82 in 1999.

Capital and Future Taxes

Founders’ capital tax expense for the year ended December 31, 2000 increased 100% to $1.0 million compared to $0.5 million in 1999. The year over year increase was due entirely to the increase in the Saskatchewan resource surcharge, which was $0.9 million in 2000 compared to $0.4 million for the 1999 year-end. This tax is levied at the wellhead against all production revenue generated in the province of Saskatchewan. The federal large corporations tax was approximately $0.1 million for both 2000 and 1999.

Effective January 1, 2000, Founders recorded a charge to retained earnings (deficit) and an offsetting increase in its future income taxes account on the balance sheet in the amount of $8.8 million. This resulted from a change in Founders’ accounting policy to retroactively adopt the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. Under this method, Founders’ records future income taxes based on the difference between the accounting and income tax value of an asset or liability. The significant adjustment of $11.2 million to both retained earnings (deficit) and future income taxes, recorded in the first quarter of 2000 and subsequently adjusted in the fourth quarter to $8.8 million reflecting January 1, 2000 updated tax pool balances. For Founders, the historical difference between the accounting and tax base value arose almost entirely through corporate acquisitions and flow-through share renouncements. For the year ended December 31, 2000 Founders recorded $5.2 million of future income tax on both the income statement and the balance sheet and for the comparable period in 1999, recorded $0.2 million on the income statement. The increase was due to increased earnings driven by record commodity prices.

Tax Pools

Estimated tax pools amounted, in aggregate, to $51.0 million at December 31, 2000. The tax pools increased 18% from the $43.4 million estimate as at December 31, 1999. The increase reflected an upward 9% adjustment to the year-end 1999 balances as well as 2000 additions to the pools less the estimated claims required to eliminate income subject to tax in 2000. The following table summarizes Founders’ tax pool estimates at December 31, 2000.

($000s)
Canadian exploration expense	$ 10,770
Canadian development expense	14,540
Canadian oil and gas property expense	13,650
Undepreciated capital cost	10,420
Other	1,665
Total	$ 51,045

Cash Flow and Earnings

	2000			1999

	Amount ($000s)	Per BOE	Amount ($000s)	Per BOE
Netback	$29,604	$23.08	$ 15,599	$ 10.42
General and administrative expense	1,748	1.36	1,686	1.13
Interest expense	3,265	2.55	3,454	2.30
Reorganization costs	-	-	1,150	0.77
Capital tax expense	1,027	0.80	509	0.34
	6,040	4.71	6,799	4.54
Cash flow from operations	23,564	18.37	8,800	5.88
Depletion, depreciation and amortization	11,755	9.17	12,257	8.19
Future income tax	5,212	4.06	197	0.13
	16,967	13.23	12,454	8.32
Net earnings (loss)	$6,597	$5.14	$ (3,654)	$ (2.44)

Cash flow from operations for year ended December 31, 2000 increased 169% to $23.6 million from $8.8 million for the 1999 year-end. Net earnings increased dramatically to $6.6 million compared to a loss of $3.6 million for the 1999 comparable period. The 2000 results reflected record commodity prices while 1999 reflected the impact of lower commodity prices, $3.5 million in hedging losses and $1.1 of non-recurring reorganization costs.

Liquidity and Capital Resources

Capital Expenditures and Cash Distributions

	The Trust	Founders
Capital Expenditures and Funding Expenditures ($000s)	For the period March 6, 2001 to December 31, 2001	For the year ended December 31, 2000	For the year ended December 31, 1999

Expenditures:
Property, plant and equipment	$ 10,979	$ 23,503	$ 19,049
Acquisition of Maxx Petroleum Ltd.	39,434	—	—
Acquisition of oil and gas properties	—	4,571	138
Cash reserve for future site restoration	479	—	—
Future site restoration costs	—	147	39
Acquisition of Opal Energy Inc. and minority interests	—	—	3,916
Cash distributions to unitholders	36,880	—	—
Settlement of financial instruments	4,620	—	—
Total expenditures	$ 92,392	$ 28,221	$ 23,142
Funded by:
Cash flow from operations	$ 36,228	$ 23,564	$ 8,800
Disposition of oil and gas properties	1,421	1,027	15,392
Issuance of common shares	—	95	803
Issuance of trust units	57,039	—	—
Increase (decrease) in long-term debt	7,500	(9,540)	(9,360)
Increase in deferred charges	—	(700)	—
Convertible debenture, net of issue costs	—	—	14,275
Change in working capital	(9,796)	13,775	(6,768)
Total funds	$ 92,392	$ 28,221	$ 23,142

Capital expenditures are not budgeted a year in advance, but capital expenditures on wells are determined in conjunction with property or corporate acquisitions. No firm capital commitments were in place as of December 31, 2001. As of June 30, 2002, Provident had estimated capital expenditures for 2002 of $20 million related to planned or existing drilling at approximately 30 locations.

For the period March 6, 2001 to December 31, 2001, the Trust incurred total capital expenditures of $12.2 million, comprised of $0.4 million in land retention costs, $0.3 million in seismic costs, $5.7 million in drilling expenditures, $2.7 million in completion and equipping costs, $1.8 million in facility costs $0.1 million in office equipment, and $2.6 million of property acquisitions. During the period, the Trust also disposed of $1.4 million of non-core assets. This compares to forecast capital spending of $5.1 million, which did not include the increased activity associated with the assets acquired as part of the Maxx acquisition. More specifically, the forecast assumed drilling 11 heavy oil wells as compared to 18 wells that were actually drilled, and did not include amounts for property acquisitions or dispositions or the full amount expended to buy-out the sale-leaseback contracts on the gas processing facilities.

Founders’ all in capital expenditure program for the year ended December 31, 2000 totalled $28.2 million and was funded by cash flow from operations, property disposition proceeds and the change in working capital resulting from the receipt of funds upon closing its Pouce Coupe asset disposition on February 28, 2000. At December 31, 1999, the proceeds to close this asset sale were held under current assets, as assets held for sale. All in capital expenditures for the 1999 year totalled $23.1 million and were funded by a combination of cash flow from operations, property disposition proceeds, share issue proceeds and the issue of the convertible debenture partially offset by the related change in working capital.

Acquisition of Maxx Petroleum Ltd.

On May 25, 2001, pursuant to the Maxx Arrangement, Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $205.2 million which was comprised of the issuance of 7,475,000 units for $87.0 million, cash consideration of $35.4 million, acquisition costs of $4.0 million, future income taxes of $57.1 million, assumed bank debt and working deficiency of $12.4 million and other liabilities assumed of $9.3 million. Operationally, the assets acquired from Maxx contributed 5,200 BOE/d or 53% of the production and $19.2 million or 43% of the net operating income for the period March 6, 2001 to December 31, 2001.

In the 2001 forecast, Provident’s production mix was 16% light/medium oil, 42% heavy oil and 42% natural gas and natural gas liquids. The acquisition of Maxx resulted in light/medium oil remaining at 16%, heavy oil increasing to 52% and natural gas and natural gas liquids decreasing to 32%.

Acquisition of Opal Energy Inc.

In January 1999, Founders acquired the remaining outstanding shares of Opal pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act and Founders and Opal were amalgamated effective February 1, 1999. The total consideration paid in 1999 for the remainder of the outstanding shares of Opal amounted to $3.9 million in cash and 3,792,339 common shares with an ascribed value of $2.5 million.

Bank Debt

At December 31, 2001 the Trust had $35.6 million of bank debt drawn against an $85 million revolving demand credit facility with a syndicate of chartered banks. This amount drawn reflected the net proceeds of the December 2001 equity offering in the amount of $33 million, which was subsequently offset against the debt associated with the Richland acquisition in January 2002. Under the terms of the facility, the interest rate is calculated quarterly based on one-quarter trailing cash flow annualized and divided into the debt outstanding at quarter-end. The interest rates range from a minimum of prime plus 0.5% to a maximum of prime plus 1.5% at various debt to cash flow multiples. The Trust can draw on Canadian prime rate loans or, to lower its effective borrowing rate, access the banker’s acceptance market. As collateral security, Provident has pledged a $125 million fixed and floating charge debenture against all of its assets. Provident has no off-balance sheet debt.

At December 31, 2000 Founders had $26.1 million of bank debt drawn against a $35 million revolving credit facility and had not drawn on an available $5.0 million reducing term facility with a Canadian chartered bank. Founders’ total debt at December 31, 2000 was $40.3 million, compared to $49.6 million at December 31, 1999.

Future Site Reclamation

Effective May 1, 2001, as per the royalty agreement, Provident established a cash reserve for future site reclamation expenditures. In accordance with the agreement, Provident funds the reserve by paying $0.20 per BOE produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2001 the cash amount contributed to the reserve was $478,703. The Forecast did not have a cash fund for reclamation. Actual expenditures incurred for the period, net of salvage values, totalled $54,688.

Subordinated Convertible Debenture

On June 2, 1999, Founders closed a $15 million subordinated convertible debenture financing with Citicorp. Proceeds from this financing were used in 1999 to repay the bridge loan that was used to fund the acquisition of Opal and the balance was applied to working capital. As part of the plan of arrangement among Founders, Provident and the Trust effective March 6, 2001, Citicorp agreed to the partial redemption and early conversion of the debenture.

Equity

The Unitholders’ equity balance at March 6, 2001 was brought forward from Founders’ share capital at the equivalent dollar value and the shares of Founders were exchanged on a one-for-three basis. On May 25, 2001 the Trust closed the Maxx acquisition and issued 7,475,000 Trust Units with an ascribed value of $87.0 million. On August 29, 2001 the Trust closed a financing for 2,435,500 Units to raise gross proceeds of $26.4 million and on December 13, 2001 the Trust raised an additional $35 million through the issue of 4,000,000 Units. Costs associated with the financings and the conversion of the Founders shares totalled approximately $5.0 million. As of December 31, 2001 the Trust had 21,022,321 Units outstanding.

	Number of Units	Amount
Balance at beginning of period	7,092,221	$43,649
Units issued to acquire Maxx Petroleum Ltd.	7,475,000	87,009
Units issued to directors of Provident	19,600	243
Units issued from treasury	6,435,500	61,425
Share issue costs, net of tax	-	(4,995)
Unitholders capital at end of period	21,022,321	$187,331

On January 27, 2000 Founders’ shareholders approved the consolidation of Founders’ shares on a one for four basis. For a detailed analysis of common share equity, employee stock options and other convertible or dilutive instruments, refer to Notes 5 and 6 of the Founders audited financial statements that form part of this annual report.

Business Prospects

Provident believes that the business environment in 2002 will continue to support a number of positive opportunities, including both corporate and property acquisitions and continued access to capital. Provident’s strategy is to pursue growth opportunities that are accretive to both net asset value and cash flow, on a per unit basis. Provident will continue to adhere to a consistent and disciplined commodity price risk management program that is focused on minimizing the impact of volatile commodity prices on cash flow and to help lock-in the economics of accretive acquisitions. In addition, Provident will continue to manage its capital structure to ensure the prudent use of debt. Over the next twelve months, Provident expects to be able to meet its working capital, capital expenditure and debt service requirements through cash flow from operations and borrowings under its revolving credit facility.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following are the names and municipality of residence of the directors and officers of Provident, their principal position with Provident and their principal occupations. The Trust does not have any directors or officers. All of the persons listed below have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated.

Name and municipality of residence	Principal occupation	Date first elected or appointed to office	Number of Trust Units owned beneficially or controlled (4)	Percentage ownership of Trust Units outstanding as of May 31, 2002
Grant D. Billing (2) (3) Chairman of the Board Calgary, Alberta	Chairman of the Board since March 6, 2001, and prior to that, Senior Executive Officer from October 1999 to March, 2001 and Executive Chairman, Superior Propane Inc., a propane marketing company, since 1998. From 1994 to 1998, President and Chief Executive Officer Norcen Energy Ltd., an oil and gas exploration and production company.	June 22, 1998	463,707	1.3%
Thomas W. Buchanan (3) Calgary, Alberta	Chief Executive Officer of Provident and the Manager since March 6, 2001, and prior to that, Executive Vice President Corporate Development and Chief Financial Officer since October 1999. Prior to that, President and Chief Executive Officer of Provident and Director of Hawk Oil Inc. since 1996.	November 23, 1994	119,085	0.3%
Randall J. Findlay (3) DeWinton, Alberta	President of Provident and of the Manager since March 6, 2001, and prior to that, Executive Vice President and Chief Operating Officer since December 1999 and, since October 2000, director of TransAlta Power L.P. Prior to that, Senior Vice President of TransCanada PipeLines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from June 1998 to August 1999. From 1997 to 1998 President and Chief Executive Officer of Novagas Canada Ltd. and from 1995 to 1997 Executive Vice President of Novagas Clearinghouse Ltd. (both Midstream service providers).	December 14, 1999	91,732	0.3%
Bruce R. Libin (1) (3) Calgary, Alberta	President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company, since 1995. Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. Director of Maxx Petroleum Ltd. from December 20, 2000 to May 25, 2001	May 25, 2001	85,133	0.2%
M.H. (Mike) Shaikh (1) (3) Calgary, Alberta	President of M.H. Shaikh Professional Corporation (Chartered Accountants).	September 14, 1993	149,676	0.4%
Byron J. Seaman (1) (3) Calgary, Alberta	Independent businessman and private investor.	November 23, 1994	102,068	0.3%
Jeffrey T. Smith (2) (3) Calgary, Alberta	Independent businessman and private investor. Prior to that, Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration and production company, since 1996. Director of Maxx Petroleum Ltd. from December 20, 2000 to May 25, 2001.	May 25, 2001	58,233	0.2%
John B. Zaozirny, Q.C. (2)(3) Calgary, Alberta	Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital Corporation. Director and strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. Minister of Energy and Natural Resources for Alberta from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979.	September 15, 1997	71,316	0.2%

(1)	Member of the Audit, Environmental, Health and Safety Committee.

(2)	Member of the Governance, Human Resources and Compensation Committee.

(3)	Member of the Reserves Committee.

(4)
Beneficial ownership of Units as of May 31, 2002, including Unit options that are exercisable within 60 days of May 31, 2002 and convertible, unsecured subordinated debentures. See “Information on the Trust - History and Development - General Development of the Business of the Trust and Provident.”

The following is a brief description of the directors, senior officers, and key management and consulting personnel of Provident. Each of Provident’s directors serves until the next annual meeting of shareholders, or until the director’s resignation, whichever is earlier. Each of Provident’s executive officers works full-time for Provident.

Grant D. Billing
Chairman of the Board

Mr. Billing obtained a B.Sc. from the University of Calgary in 1971 and a Chartered Accountant designation in 1976. Mr. Billing has more than 25 years of senior management experience in the oil and gas industry. Since March 6, 2001, he has been Chairman of the Board of Provident and prior to that, he was Executive Chairman of Founders from October 1999 to March 6, 2001 and a director since 1998. Mr. Billing is Chairman of the Board of Superior Propane Inc. and prior to September 2000, was Chairman and Chief Executive Officer of Superior Propane Inc. since 1998. Prior to 1998, Mr. Billing was President and Chief Executive Officer of Norcen Energy Resources Limited from 1994 to 1998 and from 1992 to 1994 was President and Chief Executive Officer of Sceptre Resources Limited, an oil and gas company. Mr. Billing served as the Chairman of the Canadian Association of Petroleum Producers (“CAPP”) from 1995 to 1996 and was a director of CAPP from 1993 to 1994.

Thomas W. Buchanan
Chief Executive Officer and Director

Mr. Buchanan obtained a B.Comm from the University of Calgary in 1979 and a Chartered Accountant designation in 1981. He has over 19 years of senior financial and management experience primarily in the oil and gas industry. Mr. Buchanan has been Chief Executive Officer of Provident since March 6, 2001 and prior to that he was Executive Vice President and Chief Financial Officer of Founders from October 1999 to March 6, 2001. Prior to that, Mr. Buchanan was President and Chief Executive Officer of Provident since November 1993. Mr. Buchanan has been a director of Provident or its predecessor since 1993.

Randall J. Findlay
President and Director

Mr. Findlay obtained a B.Sc in Chemical Engineering from the University of British Columbia in 1973. He has more than 27 years of senior management experience in all aspects of the oil and gas industry. Mr. Findlay has been President of Provident since March 6, 2001 and prior to that he was Executive Vice President, Chief Operating Officer and a director of Founders from December 1999 to March 6, 2001. He has been a director of TransAlta Power L.P. since October 2000. Prior to that he was Senior Vice President of TransCanada PipeLines Limited, President of TransCanada Midstream and President and Chief Executive Officer of TransCanada Gas Processing L.P. from 1998 to 1999. From 1995 to 1997 he held senior executive positions at Novagas Canada Ltd. as President and Executive Vice President of Novagas Canada Ltd. and Novagas Clearinghouse Ltd. Prior to that, Mr. Findlay held several senior executive positions at exploration and production companies in the oil and gas industry.

Bruce R. Libin
Director

Mr. Libin was a director of Maxx from December 20, 2000 to May 25, 2001. Mr. Libin has also been the President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. He has been the Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively.

Byron J. Seaman
Director

Mr. Seaman is a private investor and co-owner of the Calgary Flames Hockey Club. Mr. Seaman holds a Bachelor of Science degree in Mechanical Engineering and an Honorary Doctorate in Science from the University of Saskatchewan. He has over 50 years of experience in the oil, gas and resource industries. Until 1990, he was Chairman of Bovar Inc., a public corporation that provides environmental waste management services, and continues to serve as director of that company. Mr. Seaman has been a director of Provident or its predecessor since November 1994. He has been a director of Zargon Oil and Gas since 1993, Endless Energy Corp. since 1997, Rider Resources Inc., an oil and gas company, since 1993 and Gauntlet Energy Corp. since 1994.

M.H. (Mike) Shaikh
Director

Mr. Shaikh is President of M.H. Shaikh Professional Corporation, an accounting firm. Prior to that, he was an associate of Shaikh & Shikaze, Chartered Accountants for 12 years. In the past five years, Mr. Shaikh has been an officer or director of the following public companies: Hawk Oil Inc., Lodestar Energy Inc., Winstar Resources Ltd., an oil and gas company, Maramar Ventures Inc., an oil and gas company, and Spearhead Resources Ltd., an oil and gas company. Mr. Shaikh has been a director of Provident or its predecessor since September 1993.

Jeffrey T. Smith
Director

Mr. Smith was a director of Maxx from December 20, 2000 to May 25, 2001. Prior to that, he was Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration and production company, since 1996. He has been a director of Rosetta Exploration Inc., an oil and gas company, since 2001 and Compton Petroleum Corporation since 1999.

Mark N. Walker
Chief Financial Officer

Mr. Walker obtained a Bachelor of Commerce degree from the University of Calgary in 1984 and a Certified Management Accountant designation in 1988. He has been Chief Financial Officer of Provident since March 2001. Prior to this, he held the positions of Chief Financial Officer and/or Controller of Founders from September 1996 to March 2001. From 1993 to August 1996 Mr. Walker held various financial and accounting positions at Sceptre Resources Limited, an oil and gas company.

John B. Zaozirny, Q.C.
Director

Mr. Zaozirny is counsel to the law firm of McCarthy Tétrault and Vice-Chairman of Canaccord Capital Corporation. He is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta’s Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979. Mr. Zaozirny has been a director of Provident since April 1998. He has been a director of Acetex Corporation, an industrial (chemicals and fertilizers) company, since September 1995, Canadian Oil Sands since June 1996, Computer Modelling Group Ltd. since March 1996, Fording Inc., a coal company, since September 2001, IPSCO Inc., an industrial (steel) company, since April 1987, Matrikon Inc., a industrial products (technology) company, since April 1987, Middlefield Bancorp, a holding company, since February 2001, Pengrowth Energy Inc., an oil and gas company, since August 1987, Ravenwood Resources Inc., an oil and gas company, since March 2001, Silent Witness Enterprises, an industrial products (technology) company, since January 1997.

B.	Compensation

The following table sets forth the compensation of the executive officers of Provident in the year ended December 31, 2001 and of Founders in the years ended December 31, 2000 and 1999. In 2001, other than the granted Trust Unit options, the compensation to Messrs. Buchanan and Findlay set forth below was provided by the Manager in connection with the services they provided to the Trust and Provident under the Management Agreement.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(5)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)(2)	Restricted Shares or Restricted Trust Units (#)	LTIP Payouts ($)	All Other Compensation ($)
Grant D. Billing(3) Executive Chairman of the Board of Directors	2001 2000 1999	$100,000 $100,000 $19,744(3)	Nil Nil Nil	(1)	40,000 118,750 118,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas W. Buchanan Executive Vice-President, Business Development and Chief Financial Officer	2001 2000 1999	Nil $180,000 $180,000	Nil Nil Nil	(1)	Nil 165,000 127,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Randall J. Findlay(4) Executive Vice-President and Chief Operating Officer	2001 2000 1999	Nil $180,000 $9,135(4)	Nil Nil Nil	(1)	Nil 125,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Does not exceed the lesser of $50,000 or 10% of the annual salary and bonus for the named executive officer.

(2)	The “Securities Under Options Granted” have been adjusted by dividing the number of options outstanding at year-end by four to reflect the reorganization of Founders into the Trust.

(3)	Mr. Billing was appointed as the Executive Chairman of Founders effective October 28, 1999 at an annual salary of $100,000.

(4)	Mr. Findlay was appointed as an Executive Vice-President and the Chief Operating Officer effective December 14, 1999 at an annual salary of $180,000.

(5)	For 2001, “Year” signifies the period March 6, 2001 to December 31, 2001.

Employee Incentive Share Option Plan

In connection with the Founders Arrangement, effective March 6, 2001 all Founders stock options immediately vested and became exercisable prior to such arrangement becoming effective. Any stock options not exercised at such time were canceled. Founders made a loan available to any employee, officer or director exercising options (including Randall J. Findlay and Thomas W. Buchanan) for a maximum term of three months from the date of the arrangement taking effect at an interest rate equal to the average commercial bank lending rate available to Founders. Any distributions on the Trust Units made to such employee, officer or director during that period would be applied to the loan amount due. Principal and accrued interest on the loans would be due and payable in full on the earlier of the due date of the loans or at the time of termination of employment. Grant D. Billing was provided with similar loan arrangements in respect of the exercise of certain common share purchase warrants issued by Founders. The term of any such loan provided to Mr. Billing in respect of such warrants would be to December 31, 2001. As of June 24, 2002, no directors and officers of Provident had loans outstanding payable to the Trust.

Trust Unit Option Plan

Provident Energy Trust has implemented a trust unit option plan (the “Trust Option Plan”). Under the Trust Option Plan, options to purchase a maximum of 700,000 Trust Units may be granted to employees, officers, directors and consultants to the Trust and its subsidiaries. The Trust Option Plan will be administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

The number of Trust Units subject to options which may be granted from time to time under the Trust Option Plan shall not exceed 700,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Trust Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust or Provident (or their advisors, including ManagementCo) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of the Trust or Provident (or their advisors, including ManagementCo) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of the Trust or Provident (or their advisors, including ManagementCo), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of May 31, 2002, there were 635,101 options outstanding under the Trust Option Plan.

Employment Contracts

On March 6, 2001, Founders converted from an exploration and production company into a cash-distributing energy trust through the Founders Arrangement, which was approved by the shareholders of Founders. Prior to the conversion, Founders had employment agreements with its employees, as discussed below. Following the conversion, all of the employment agreements were terminated, as the Trust has no employees. Under the Management Agreement, the Manager manages the Trust and compensates its employees in connection with the services they provide to the Trust and Provident.

The terms of compensation for the executive officers of Founders were established under employment agreements (the “Employment Agreements”) dated: (i) November 1, 1999, between Founders and its Executive Chairman, Mr. Grant D. Billing; (ii) effective December 1, 1997 between Founders and its Executive Vice-President, Corporate Development and Chief Financial Officer, Mr. Thomas W. Buchanan; and (iii) effective December 14, 1999 between Founders and its Executive Vice-President and Chief Operating Officer, Mr. Randall J. Findlay. Pursuant to the Employment Agreements, Mr. Billing received an annual salary of $100,000 and Messrs. Buchanan and Findlay received an annual salary of $180,000. If employment had been terminated other than for cause, then each of Messrs. Billing, Buchanan and Findlay would have been entitled to receive, within seven business days after the date of termination, an amount equal to two times their then current annual salary plus an amount equal to the employee benefits that would have been available for a period of 24 months from the effective date of the termination. In the event of a “change of control” in Provident (as defined in the Employment Agreements), each of such executive officers would have been deemed, at their election, to have given formal notice of termination and would have been entitled to receive the compensation described above. Under the Employment Agreements, if any of such officers had been terminated without cause or had elected to receive notice of termination pursuant to a change of control they would have each had the right to exercise all stock options, whether or not such options had vested, for a period of six months from the date of such notice or election.

Pursuant to the Founders Arrangement, effective March 6, 2001 Mr. Billing terminated his position as Executive Chairman of Founders and became Chairman of the Board of Provident. Under the terms of his Employment Agreement, Mr. Billing received a cash settlement of $319,555, of which $300,000 was to be reimbursed by the Manager from management fees paid by Provident.

Compensation of Directors

Effective March 6, 2001, the compensation plan for the directors of Provident was changed to better align the director’s compensation with that of other oil and gas trusts and other comparable sized Canadian public companies. As a result, the annual retainer paid to the directors was set at $50,000 for the non-executive board of directors Chairman and $12,000 for each other independent director, excluding the nominees of the Manager. In addition, an annual retainer of $3,000 will be paid to the Chairman of any committee of the board of directors and $1,500 will be paid to any member of a committee of the board of directors. The annual retainer for the independent members of the board of directors and board of directors committees are to be paid in four equal quarterly cash installments on the first day of January, April, July and October of each calendar year. In addition, the non-executive board of directors Chairman will receive $1,250 for each meeting attended and each independent director will receive $1,000 for each meeting attended. All independent directors are compensated $500 per meeting for attending single purpose meetings to set the monthly cash distribution amount for the Trust. Each director is also compensated for all reasonable out-of-pocket expenses incurred in respect of attending any board or committee meeting. The President and Chief Executive Officer of Provident, who also act as directors of Provident, do not receive any compensation for acting as directors of Provident.

All directors, excluding the nominees of the Manager, are also entitled to participate in the Trust Option Plan for Provident. In this regard, on March 6, 2001 the directors were granted a total of 105,000 options to purchase Trust Units at an exercise price of $10.95 per Unit, and on March 29, 2001 the directors were granted an additional 125,000 options to purchase Trust Units at an exercise price of $11.09 per Unit. These options expire on March 5, 2005 and March 28, 2005, respectively.

The following table summarizes the details concerning the grant of options to the directors of Provident during the period March 6, 2001 to December 31, 2001. No options to acquire Trust Units were exercised by any director of Provident during this period.

Name	Trust Units Under Option Granted	Date of Grant	Trust Units Under Option Vested	Exercise Price ($/Trust Unit)	Option Expiration Date
Thomas W. Buchanan	Nil	-	-	-	-
Randall J. Findlay	Nil	-	-	-	-
Grant D. Billing	15,000 25,000	March 6, 2001 March 29, 2001	5,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Bruce R. Libin	40,000	May 28, 2001	13,333	$12.39	May 27, 2005
M.H. (Mike) Shaikh	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Byron J. Seaman	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Jeffrey T. Smith	40,000	May 28, 2001	13,333	$12.39	May 27, 2005
John B. Zaozirny	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Victor Roskey (1)	15,000 25,000	March 6, 2001 March 29, 2001	5,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005

(1)
Mr. Roskey resigned his position as a director of Provident on January 28, 2002. In accordance with the terms of the Trust Option Plan, all options to purchase Trust Units shall expire and terminate 90 days following the date such option holder ceases to be a director of Provident.

The options issued to the directors of Provident vest as to one-third immediately upon the date of issuance and as to a further one-third in each of the first and second anniversaries of the date of issuance.

The following table summarizes, for the directors of Provident, the number of Trust Units acquired pursuant to the exercise of options, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units issuable pursuant to unexercised options as of December 31, 2001. Value realized upon exercise is the difference between the market value of the Trust Units on the exercise date and the exercise price of the options. The value of the unexercised and in-the-money options is the difference between the exercise price of the options and the closing stock value of the Trust Units on December 31, 2001, which was $8.19 per Trust Unit, and includes certain allowable reductions to the exercise price of the options in accordance with the Trust Option Plan based upon the cash distributions to Unitholders.

			Unexercised options at December 31, 2001		Value of Unexercised in-the-Money Options at December 31, 2001 ($)
Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Vested	Not Vested	Vested	Not Vested
Thomas W. Buchanan	Nil	-	-	-	-	-
Randall J. Findlay	Nil	-	-	-	-	-
Grant D. Billing	Nil	-	13,333	26,667	Nil	Nil
Bruce R. Libin	Nil	-	13,333	26,667	Nil	Nil
M.H. (Mike) Shaikh	Nil	-	23,333	26,667	Nil	Nil
Byron J. Seaman	Nil	-	23,333	26,667	Nil	Nil
Jeffrey T. Smith	Nil	-	13,333	26,667	Nil	Nil
John B. Zaozirny	Nil	-	23,333	26,667	Nil	Nil
Victor Roskey(1)	Nil	-	13,333	26,667	Nil	Nil

(1)
Mr. Roskey resigned his position as a director of Provident on January 28, 2002. In accordance with the terms of the Trust Option Plan, all options to purchase Trust Units expire and terminate 90 days following the date such option holder ceases to be a director of Provident.

For the financial year ended December 31, 2000, each of the independent directors of Founders was entitled to participate under Founders’ independent directors compensation arrangement, which provided an annual retainer to the independent directors of Founders for their services in their capacity as directors. The directors’ compensation arrangement was comprised of the following:

•
an annual retainer paid to independent directors of Founders or any of its affiliates in the amount of $12,000, with the board of directors or a committee of the board of directors determining who will be paid an annual retainer and the amount of the annual retainer;

•	the annual retainer being paid in two components, with one-half paid in cash each quarter and one-half paid through the issuance of Common Shares on January 1, 2000; and

•
the number of Trust Units issued to each independent director being determined by dividing one-half of the annual retainer by the closing price of Common Shares on the TSX on the first trading day in January 1, 2000, which was $1.68 per share.

The issuance of common shares under the directors’ compensation arrangement was intended to further align the interests of the independent directors with the long term interests of the shareholders. The following table outlines the cash and number and value of the common shares of Founders issued to the independent directors for the 2000 fiscal year.

Name	Annual Retainer	Cash Component	Value of Compensation to be paid in Shares	# of Shares Issued(1)
M.H. (Mike) Shaikh	$12,000	$6,000	$6,000	3,572
John B. Zaozirny, Q.C.	$12,000	$6,000	$6,000	3,572
Byron J. Seaman	$12,000	$6,000	$6,000	3,572
Kelly J. Ogle(2)	$7,500	$1,500	$6,000	3,572
Victor Roskey	$12,000	$6,000	$6,000	3,572

(1)	Based on the closing price for Founders’ common shares on the TSX at December 31, 1999 of $1.68 divided into the equivalent dollar value of compensation to be received for the ensuing calendar year.

(2)	Mr. Ogle resigned as a director of Founders effective March 1, 2000.

Directors’ and Officers’ Insurance

As of June 30, 2002, directors’ and officers’ liability insurance in the amount of $15,000,000 and subject to a $50,000 deductible is purchased on an annual basis for the directors and officers of Provident. Coverage is in force for a 12-month term commencing October 1, 2001. The cost of such policy for the current year is $5,900.

In addition, run-off directors’ and officers’ liability coverage in the amount of $5,000,000 and subject to a $10,000 corporate reimbursement and $15,000 securities claim was purchased for the term of August 3, 1999 to August 3, 2005 for the directors and officers of Opal Energy Inc., a company acquired by Founders on December 22, 1998. The cost of such policy was $23,050.

C.	Board Practices

Committees of the Board

The Board presently has three standing committees, being the Audit, Environmental, Health and Safety Committee, the Governance, Human Resources and Compensation Committee, and the Reserves Committee. All of the members of the Audit, Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee are independent directors. All directors are members of the Reserves Committee.

Audit, Environmental, Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consists of Messrs. M.H. (Mike) Shaikh (Chairman), Bruce Libin and Byron Seaman. The functions of the Audit, Environmental, Health and Safety Committee include the review and recommendation to the board of directors of the annual financial statements and related management’s discussion and analysis, and the review of the interim financial statements. The committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The committee also reviews and makes recommendations to the board of directors on Provident’s internal control procedures and management information systems. The committee discusses with the external auditors its independence from management and Provident, and it considers the compatibility of the external auditor’s non-audit services to Provident, vis-à-vis its independence.

The committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident’s policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Messrs. John Zaozirny (Chairman), Grant Billing and Jeffrey Smith. The committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in a context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the committee assists the board of directors on corporate governance issues and in compiling the results of a directors’ questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

The committee also has the mandate of reviewing Provident’s human resources policies and procedures and compensation and incentive programs. The committee is responsible for assessing senior management’s performance and reviewing and negotiating the Management Agreement. The compensation committee reviews the adequacy and form of directors’ compensation and makes recommendations designed to ensure that directors’ compensation realistically reflects the responsibilities of the board of directors. The committee also administers the Trust Option Plan and makes recommendations to the board of directors respecting grants of options under the plan.

Reserves Committee

The Reserves Committee is comprised of all the members of the board of directors (the majority of whom are “unrelated directors”) and is responsible for ensuring that the Manager and management have designed and implemented effective reserve programs, controls and reporting systems. The committee’s mandate also includes reviewing the independent reserves evaluation of Provident, reviewing and approving any proposals to change the evaluating engineers and resolving any disputes that may arise between the evaluating engineers and management. The committee communicates regularly with the Manager and management to ensure that all reserve evaluations and reports have been properly handled and reported.

D.	Employees

As of May 20, 2002, Provident employed 130 staff, 72 at its head office in Calgary, Alberta and 58 staff at various field locations in Alberta and Saskatchewan.

E.	Share Ownership

See “—Directors and Senior Management.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of June 24, 2002, to the knowledge of the directors and officers of Provident, no person beneficially owned or exercised control or direction over Trust Units carrying more than 5% of the voting rights attached thereto, other than Citadel Smart Funds, which owned 1,947,800 Trust Units (acquired in March 2002) or approximately 5.3% of the outstanding Trust Units. As of June 24, 2002, none of the Trust’s Unitholders had any special voting rights.

To the best of the Trust’s knowledge, as of May 15, 2002 there were approximately 2,083 U.S. residents (according to the records of Cede & Co. - a depository trust firm holding securities on behalf of brokerage firms and other financial institutions in the United States) holding approximately 15% of the Trust’s issued and outstanding Trust Units.

B.	Related Party Transactions

Pursuant to the Management Agreement, the Manager provides certain management, administrative and support services to both Provident and the Trust. As compensation, the Manager receives a fee equal to 2% of Operating Cash Flow and 6% of the Total Return Amount, the latter of which is payable, at the option of the board of directors of Provident, in cash or Trust Units. The Manager is owned by Messrs. Buchanan and Findlay, the Chief Executive Officer and President, respectively, of Provident. See “Memorandum and Articles of Association — Provident Management Corporation.”

Item 8.	Financial Information

See “Item 17 - Financial Statements” and pages F-1 through F-31.

Legal Proceedings
There are no material legal proceedings currently outstanding, threatened or pending, by or against the Trust or Provident.

Item 9.	The Listing

The outstanding Trust Units are traded on the TSX under the trading symbol “PVE.UN” and on the AMEX under the trading symbol “PVX.” The Trust Units commenced trading on the AMEX on June 22, 2001. Prior to March 12, 2001, the trading information in this annual report is in respect of the common shares of Founders, which were traded on the TSX under the trading symbol “FDE.” The following tables set forth the price range and trading volume of Trust Units on the TSX and the AMEX for the periods indicated.

TSX

Period(1)	High	Low	Volume
Founders 1997
Annual	2.15	0.60	27,976,409
1998
Annual	1.27	0.51	9,888,751
1999 - Pre-Consolidation(2)
First Quarter	0.65	0.35	4,435,641
Second Quarter	0.70	0.40	5,043,331
Third Quarter	0.80	0.40	6,589,316
Fourth Quarter	0.78	0.36	6,394,587
Annual	0.80	0.35	22,462,875
2000 - Post-Consolidation(3)
First Quarter	1.60	1.10	2,097,178
Second Quarter	2.55	1.30	2,081,173
Third Quarter	2.40	1.91	1,287,981
Fourth Quarter	2.65	1.91	2,675,000
Annual	2.65	1.10	8,141,332
The Trust Period from March 6, 2001 to December 31, 2001
First Quarter	11.55	10.50	681,990
Second Quarter	12.50	10.25	5,462,742
Third Quarter	11.50	8.72	3,644,781
Fourth Quarter	10.20	7.77	5,043,512
Period from March 6, 2001 to December 31, 2001	12.50	7.77	14,833,025
2001
December	8.75	7.77	1,697,343
2002
January	9.00	8.15	8,319,317
February	9.52	8.71	3,797,732
March	10.75	9.50	4,446,084
April	10.65	9.80	3,991,014
May	11.44	10.20	4,038,140

(1)	All information is as reported by the TSX.

(2)
Effective January 27, 2000, the shareholders of Founders approved the consolidation of Founders’ common shares on a four-for-one basis. Accordingly, all per common share information and trading volumes for the 2000 calendar year reflect the impact of the consolidation.

(3)	As part of the arrangement involving Founders, Provident and the Trust effective as of March 6, 2001, each three common shares of Founders were ultimately exchanged for one Trust Unit.

AMEX

Period(1)	High	Low	Volume
2001
June	8.05	6.8	115,400
July	7.6	6.51	178,900
August	7.49	6.7	538,900
September	7	5.6	433,300
October	6.71	5.65	564,300
November	6.19	5.45	604,300
December	5.69	5.06	577,200

2002
January	5.58	5.12	688,100
February	5.97	5.41	556,800
March	6.85	5.95	979,100
April	6.9	6.16	1,126,800
May	7.52	6.5	1,866,600
_________________________

(1) All information is as reported by the AMEX. The Trust Units began trading on the AMEX in June 2001.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

I. Provident Energy Trust

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Unit represents an equal fractional undivided beneficial interest in any distribution from Provident Energy Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of, Provident Energy Trust in the event of the termination or winding-up of Provident Energy Trust. All Trust Units of Provident Energy Trust shall rank among themselves equally and ratably without discrimination, preference or priority. Each Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require Provident Energy Trust to redeem any or all of the Trust Units held by such holder (see “—Redemption Right”) and to one vote at all meetings of holders of Trust Units for each Trust Unit held. Holders of Trust Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of Provident Energy Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units, shall not be entitled to any distributions of any nature whatsoever from Provident, shall be entitled to such number of votes at meetings of holders of Trust Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Trust Units, the Special Voting Units shall not confer upon the holders of Special Voting Units any other rights. As of June 24, 2002, no Special Voting Units have been issued or are outstanding.

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to Trust Unitholders of record on the immediately preceding distribution record date in amounts equal to all of the interest, royalty and dividend income of the Trust, net of the Trust’s administrative expenses. In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Provident to the Trust on the Initial Notes or Acquisition Notes, as the case may be. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Initial Notes and Acquisition Notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

The Trust seeks to provide a stable stream of cash distributions, subject to fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, management fees, direct expenses of the Trust, reclamation fund contributions, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by ManagementCo on behalf of the Trust.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, the holder thereof shall only be entitled to receive a price per Unit (the “Market Redemption Price”) equal to the lesser of:

•
90% of the “market price” of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and

•	the “closing market price” on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for redemption.

For the purposes of this calculation, “market price” will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The “closing market price” shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by Provident Energy Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of holders of Trust Units to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by Provident Energy Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that Provident may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by Provident Energy Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month by:

•	the Trust distributing Initial Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; or

•
if Provident does not hold Initial Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which promissory notes (“Redemption Notes”) shall have terms and conditions substantially identical to those of the Initial Notes.

If at the time Trust Units are tendered for redemption by a holder of Trust Units, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Provident considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such holder of Trust Units shall, instead of the Market Redemption Price, be entitled to receive a price per Provident Unit (the “Appraised Redemption Price”) equal to 90% of the fair market value thereof as determined by Provident as of the date upon which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust, a cash payment or a distribution of Initial Notes or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Initial Notes or Redemption Notes which may be distributed in specie to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Initial Notes or Redemption Notes. Initial Notes or Redemption Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans.

Meetings of Holders of Trust Units

The Trust Indenture provides that meetings of holders of Trust Units must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of certain amendments to the Trust Indenture, to assign, transfer or dispose of the Initial Royalty as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of holders of Trust Units will be called and held annually for, among other things, the election of the directors of Provident and the appointment of the auditors of the Trust.

Holders of Trust Units may attend and vote at all meetings of holders of Trust Units either in person or by proxy and a proxy holder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

Trust Unitholder Rights Plan

Pursuant to a Unitholder Rights Plan Agreement entered into between Provident Energy Trust and Computershare Trust Company of Canada on March 6, 2001, Provident Energy Trust has put in place a unitholder rights plan.

The Unitholder Rights Plan is intended to address deficiencies that the Trust believes exist in current Canadian takeover bid legislation. The purpose of the Unitholder Rights Plan is to afford both the holders of Trust Units and Provident sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all holders of Provident Units have an equal opportunity to participate in any takeover bid.

The following is a summary of the principal terms of the Unitholder Rights Plan, which is qualified in its entirety by the actual text of the Unitholder Rights Plan Agreement.

Issue of Rights

On the effective date of the Unitholder Rights Plan, one right (a “Right”) shall be issued and attached to each of the outstanding Trust Units and will attach to each Provident Unit that is subsequently issued. Initially, certificates representing Units also represent the Rights.

Rights Exercise Privilege

The Rights will separate from the Trust Units and will be exercisable, subject to action by Provident, 10 trading days (the “Separation Time”) after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Trust Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the Trust Units, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Provident and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Trust Units having an aggregate market price (as defined in the Unitholder Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholder Rights Plan currently sets at $30).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

After the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Provident Units.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made to all holders of Trust Units, other than the Acquiring Person;

•
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

•
the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Trust Units may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Trust Units may be taken up and paid for and that any Trust Units deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•
the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which Trust Units may be taken up and paid for, more than 50% of the Trust Units held by independent holders of Trust Units shall have been deposited pursuant to the take-over bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

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

Termination of the Trust

The holders of Trust Units may vote to terminate the Trust at any meeting of the holders of Trust Units duly called for that purpose, subject to the following:

•	a vote may only be held if requested in writing by the holders of not less than 20% of the Trust Units;

•	a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and

•	the termination must be approved by Provident Special Resolution.

Unless the Trust is terminated or extended by vote of the holders of Trust Units earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the Initial Royalty (see “—Material Contracts — The Provident Royalty Agreements”) and other assets in one transaction or in a series of transactions at public or private sale and do all other acts as may be appropriate to liquidate assets and shall in all respects act in accordance with the directions, if any, of the holders of Trust Units in respect of termination authorized pursuant to the Provident Special Resolution authorizing the termination of the Trust. In no event shall the Trust be wound up until the Initial Royalty shall have been disposed of, and under no circumstances shall any holder of Trust Units come into possession of any interest in the Initial Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Initial Royalty and other assets together with any cash remaining in the Trust among the holders of Trust Units in accordance with their Pro Rata Share.

Limitation on Non-Resident Trust Unitholders

Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non-Residents. Trust Unitholders may be required to provide to the Trustee a declaration (a “Residence Declaration”) specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Trust Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Trust Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units and shall make any distribution in respect of such Trust Units by deposition such amount in separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of Trust certificates representing such Trust Units.

Provident Trustee

Computershare Trust Company of Canada is the initial trustee of Provident Energy Trust. The Trustee is responsible for, among other things:

•	accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto;

•	maintaining the books and records of the Trust and providing timely reports to holders of Trust Units; and

•	paying cash distributions to holders of Trust Units.

The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the holders of Trust Units and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee’s appointment is until the first annual meeting of holders of Trust Units. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the holders of Trust Units. The Trustee may resign upon 60 days’ notice to Provident Energy Trust. The Trustee may also be removed by Provident Special Resolution of the holders of Trust Units. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to Provident Energy Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by ManagementCo or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of ManagementCo, Provident, or any other person to whom the Trustee has, with the consent of Provident, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by ManagementCo or Provident to perform its duties under or delegated to it under the Trust Indenture or certain material contracts), unless such liabilities arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under this Indenture or certain material contracts, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Provident Energy Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Provident Special Resolution.

The Trustee may, without the approval of the Trust Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

•	ensuring the Trust’s continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

•	ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

•	ensuring that such additional protection is provided for interests of Trust Unitholders as the Trustee may consider expedient;

•
removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Management Agreement or the Provident Royalties and any other agreement of Provident Energy Trust or any offering document pursuant to which securities of Provident Energy Trust are issued with respect to Provident Energy Trust, or any applicable law or regulations of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;

•
curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

II. Provident Energy Ltd.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties. Provident is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.

Delegation of Authority, Administration and Trust Governance

The board of directors of Provident has generally been delegated the significant management decisions of Provident Energy Trust, and Provident Management Corporation has been retained to administer Provident Energy Trust on behalf of the Trustee. In particular, the Trustee has delegated to Provident responsibility for any and all matters relating to:

•	the redemption of Trust Units;

•	the acquisition of Subsequent Investments by the Trust and the negotiation of management agreements respecting Subsequent Investments;

•
any offering of securities of the Trust including the listing and maintaining of the listing on the TSX of the Trust Units; the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a holder of Trust Units is entitled to receive to be properly and legally delivered and thereafter traded; ensuring compliance with all applicable laws; all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private offering documents, and the certification thereof; and all matters concerning the terms of the sale or issuance of Trust Units or rights to Trust Units, including without limitation all matters concerning the adoption of any Unitholder Rights Plan;

•	the determination of any Distribution Record Date other than the last date of each calendar month; and

•	the determination of any borrowing under the Provident Trust Indenture.

Holders of Trust Units are entitled to elect a majority of the board of directors of Provident pursuant to the terms of the Unanimous Shareholder Agreement. Subject to the ultimate authority of the board of directors of Provident, Provident and the Trust will be managed by ManagementCo.

Decision Making

Although ManagementCo provides certain advisory and management services to Provident pursuant to the Management Agreement, the board of directors of Provident supervises the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to Provident. In particular, significant operational decisions and all decisions relating to:

•	the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount equal to 5% of the market capitalization of the Trust;

•	the approval of annual operating and capital expenditure budgets; and

•	the establishment of credit facilities

are made by the board of directors of Provident. In addition, the Trustee has delegated certain matters to the board of directors of Provident including all decisions relating to the issuance of additional Trust Units and the determination of the amount of Distributable Cash. Any amendment to the Management Agreement or the Provident Royalties will require the approval of the board of directors of Provident on behalf of the Trust. The board of directors of Provident generally holds regularly scheduled meetings to review the business and affairs of Provident and make any necessary decisions relating to that business and those affairs.

Board Practices: Powers and Restrictions

Under both the by-laws of Provident and the ABCA, the board of directors may from time to time without the authorization of the shareholders:

•	borrow money upon the credit of Provident;

•	issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of Provident, whether secured or unsecured;

•
charge, mortgage, hypothecate, pledge or otherwise create, issue, execute and deliver a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of Provident, including book debts, rights, powers, franchises and undertaking to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of Provide; and

•	give a guarantee on behalf of Provident to secure the obligation of any person.

In accordance with the by-laws of Provident, a director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with Provident shall disclose the nature and extent of his interest to the board of directors at the time and in the manner provided by the ABCA. Any such contract or proposed contract shall be referred to the board of directors for approval even if such contract is one that in the ordinary course of Provident’s business would not require approval by the board of directors, and a director interested in a contract so referred to the board of directors shall not vote on any resolution to approve the same except as provided by the ABCA. In addition, the Management Agreement contains provisions which require the Manager to:

•	make disclosure to the board of directors of Provident of the fact and substance of any particular conflict of interest;

•
use all reasonable efforts to resolve such conflict of interest in a manner which will treat the Trust or Provident, as the case may be, and the other interested party fairly taking into account all of the circumstances of the Trust or Provident, as the case may be and such interested party;

•
make decisions in resolving such conflicts on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations or investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of Provident to each such group of persons; and

•	act honestly and in good faith in making any such resolutions.

The ABCA provides that subject to the articles or by-laws of a corporation, or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors, officers and employees of the corporation, with the disclosure of the aggregate remuneration paid to be made as prescribed. Provident’s by-laws provide that the directors shall be paid such reasonable remuneration as may from time to time be determined by the board of directors. Such remuneration shall be in addition to any salary or professional fees payable to a director who serves Provident in any other capacity. In addition, directors shall be paid such sums in respect of their out-of-pocket expenses incurred in attending board of directors’ committee or shareholders’ meetings or otherwise in respect of the performance by them of their duties as the board of directors may from time to time determine.

In addition, the board of directors has created a Governance, Human Resources and Compensation Committee, all of the members of which are unrelated directors. The committee’s mandate includes, among other things, reviewing Provident’s human resources policies and procedures and compensation and incentive programs. The committee is responsible for assessing senior management’s performance and reviewing and negotiating the Management Agreement. The committee reviews the adequacy and form of directors’ compensation and makes recommendations designed to ensure that directors’ compensation adequately reflects the responsibilities of the board of directors. The committee also administers the Trust Option Plan and makes recommendations to the board of directors respecting grants of options thereunder. See “Directors, Senior Management and Employees — Board Practices.”

There are no age limit restrictions in respect of the retirement or non-retirement of the members of the board of directors of Provident and no minimum number of Trust Units are required to be held by any current or proposed director of Provident.

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

Notes

From time to time, Provident has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust. Cash flow from Provident’s producing properties distributed from Provident to the Trust includes interest payments (if applicable) and principal repayments on the various notes held by the Trust. The following summary of the material attributes and characteristics of the various notes outstanding

Initial Notes

The following is a summary of the material attributes and characteristics of the Initial Notes issued pursuant to the provisions of the Founders Note Indenture dated March 6, 2001, as amended, and made between Provident and the Note Trustee.

Terms and Issue of Initial Notes

The Initial Notes are held by the Trust, are unsecured and bear interest from the date of issue at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month. The first interest payment was payable on April 15, 2001 for the period commencing on March 6, 2001 and ending on March 31, 2001.

Commencing on April 15, 2001, and on the 15th day of each subsequent month during the term, Provident will be required, subject to the terms of any secured financing, to make principal payments on the Initial Notes in an amount equal to one-twelfth of Provident’s Available Cash Flow (as defined below) (calculated pursuant to the Founders Note Indenture) for the prior calendar year.

Available Cash Flow for a calendar year shall, in general terms, consist of Provident’s gross production revenue less all royalties, taxes, general and administrative expenses, operating expenses, capital expenditures, principal and interest payments on all secured debt and on the Initial Notes, and fees payable to the Manager.

Because of the variable factors determining Available Cash Flow, Provident may not be required in any calendar year to pay any principal to holders of Initial Notes.

All principal will be due on maturity, December 31, 2021. Provident shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

In contemplation of the possibility that Initial Notes may be distributed to holders of Trust Units upon the redemption of their Trust Units, the Founders Note Indenture provides that if persons other than the Trust (the “Non-Fund Holders”) own Initial Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Founders Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Founders Note Indenture and the rights of noteholders. The Founders Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Initial Notes is payable in lawful money of Canada directly to the holders of Initial Notes at their address set forth in the register of holders of Initial Notes. The Trust is the holder of all of the issued and outstanding Initial Notes.

Ranking

The Initial Notes are unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt.

Events of Default

The Founders Note Indenture provides that any of the following shall constitute an event of default: (i) default in payment of the principal of the Initial Notes when required; (ii) the failure to pay all of the interest obligations on the Initial Notes for a period of 90 days; (iii) if Provident has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and Provident has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Founders Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Provident specifying such default and requiring Provident to rectify the same; (vi)  Provident ceasing to carry on its business; and (vii) material default by Provident under material agreements if property having a fair market value in excess of $5,000,000 is liable to forfeiture or termination.

Acquisition Notes

The following is a summary of the material attributes and characteristics of the Acquisition Notes issued pursuant to the provisions of the Maxx Note Indenture dated as of May 25, 2001 and made between Provident and the Note Trustee.

Terms and Issue of Acquisition Notes

Pursuant to the Maxx Arrangement, holders of Maxx Shares received Acquisition Notes of Provident on the basis of the Per Share Principal Amount of Acquisition Notes for every one Maxx Share held by such holders. All of the Acquisition Notes outstanding were transferred by the former holders of Maxx Shares to the Trust in return for Trust Units and/or cash. The Maxx Note Indenture provided that initially one global Note was issued to the Note Trustee in trust for the former holders of Maxx Shares receiving Trust Units. The Note Trustee then, on behalf of the former holders of Maxx Shares, transferred that Acquisition Note to the Trust, subject to receiving Trust Units for delivery to the former holders of Maxx Shares, all as contemplated by the Maxx Arrangement. Upon receipt of the Trust Units, the Note Trustee allocated those Trust Units to the former holders of Maxx Shares. Subject to a former holder of Maxx Shares returning the required letter of transmittal and share certificate, the Note Trustee then forwarded to the former holder of Maxx Shares the Trust Units and/or cash allocated to such former holder.

The Acquisition Notes are unsecured, bear no interest and are payable in whole or in part upon demand.

Ranking

The Acquisition Notes are unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt.

Richland Notes

The following is a summary of the material attributes and characteristics of the Richland Notes issued pursuant to the provisions of the Richland Note Indenture dated as of January 15, 2002 and made between Provident and Computershare Trust Company of Canada, as trustee.

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

III. Provident Management Corporation

The Manager

The principal business of the Manager is to provide administrative and management services to the Trust including the acquisition, exploitation, development and production of crude oil and natural gas from the properties. Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to the Trust and its affiliates, including those necessary: (a) to ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to holders of Trust Units all information to which holders of Trust Units are entitled under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of holders of Trust Units; (e) to determine the amounts payable from time to time to holders of Trust Units including Distributable Cash; and (f) to determine the timing and terms of future offerings of Trust Units, if any. The board of directors of Provident is required to approve all matters referred to in items (d), (e) and (f) above and, in addition, will be required to approve any amendment to the Management Agreement or the Provident Royalties on behalf of the Trust. ManagementCo provides the executive officers to Provident, being Thomas W. Buchanan as Chief Executive Officer and Randall J. Findlay as President.

ManagementCo is owned by Thomas W. Buchanan and Randall J. Findlay and was incorporated solely for the purpose of providing management, advisory and administration services to Provident and the Trust.

Management Agreement

The Management Agreement has an initial term expiring on December 31, 2004. Subject to the Management Agreement, and any directions or restrictions imposed from time to time by the board of directors of Provident, ManagementCo provides all management services and arranges for administrative and support services pertaining to Provident’s oil and natural gas properties, Provident, the Trust and all related services incidental to them.

ManagementCo will be paid fees for providing such services. ManagementCo and the Trust are responsible for ensuring compliance with the continuous disclosure obligations under all applicable securities legislation. ManagementCo will be indemnified by Provident in respect of damages suffered relating to the services provided by ManagementCo under the Management Agreement provided that ManagementCo is in compliance with the standard of care described below and it and any of its directors, officers or employees will be indemnified by Provident provided that these persons shall not be found to be liable for or guilty of fraud, willful default or negligence (other than in the case of services which constitute the conduct of operations on behalf of Provident as described in the 1990 Canadian Association of Petroleum Landman Operating Procedure where the standard shall be gross negligence rather than negligence).

In exercising its powers and discharging its duties under the Management Agreement, ManagementCo is required to exercise that degree of care, diligence and skill that a reasonably prudent operator and manager having responsibility for the management, advisory and administrative services would exercise in comparable circumstances.

Acquisition and Disposition Strategy

ManagementCo employs a strategy which focuses on maximizing the level of sustainable production of oil and natural gas from Provident’s existing properties and to supplementing production by reserve acquisitions. Capital expenditures are and will be focused on development activity as opposed to exploration. Some exploration properties will be sold, farmed out or developed using third party resources. Reserve replacement and additions will be achieved through development activity and acquisitions.

In addition, as part of the services to be provided by ManagementCo to Provident and the Trust, ManagementCo may recommend that Provident enter into agreements to dispose of its oil and natural gas properties and make farmouts and other dispositions of such properties. Approval by the board of directors of Provident of any acquisitions or dispositions is required where the properties being acquired or disposed of have a purchase price or proceeds in excess of an amount equal to 5% of the total market capitalization of the Trust at such time.

Compensation

In its role under the Management Agreement as manager and administrator of Provident and the Trust, ManagementCo will receive the following fees:

(a)
a fee in an amount equal to 2% of Operating Cash Flow, such amount to be calculated as at the end of each calendar month or portion of the month if applicable and paid on the 15th day following the calendar month or if the day is not a business day, on the next business day; and

(b)
a fee equal to 6% of the Total Return Amount, such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day on the next business day.

ManagementCo will not be entitled to a fee in respect of acquisitions and dispositions. In addition, ManagementCo has the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in (b) above in Trust Units at the Unit Market Price calculated as at the end of the relevant period.

In addition, ManagementCo is entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by the Trust and Provident, other than costs related solely to ManagementCo. The salaries of Thomas W. Buchanan and Randall J. Findlay are not reimbursable but the costs of certain of the benefits and perquisites will be reimbursable, subject to certain limits. The Management Agreement also provides that in most instances of termination, ManagementCo is entitled to receive the management fees described in this annual report and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods an amount equal to such management fees as would have been payable in respect of two complete Return Periods).

Conflicts of Interest

Some of the directors, officers and employees of Provident Management Corporation, and some of the consultants retained by Provident Management Corporation from time to time, will also be directors and officers of other companies. The Management Agreement contains provisions which require Provident Management Corporation to:

(a)	make disclosure to the board of directors of Provident of the fact and substance of any particular conflict of interest;

(b)
use all reasonable efforts to resolve such conflict of interest in a manner which will treat the Trust or Provident, as the case may be, and the other interested party fairly taking into account all of the circumstances of the Trust or Provident, as the case may be and such interested party;

(c)
make decisions in resolving such conflicts on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations on investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of ManagementCo to each such group of persons; and

(d)	act honestly and in good faith in making any such resolutions.

ManagementCo shall devote its personnel and resources exclusively to or for the benefit of the Trust and Provident and shall not become engaged in any other business activities other than those contemplated in the Management Agreement. The principals of ManagementCo shall be entitled to hold board positions or similar positions in respect of entities other than the Trust and Provident provided the entity on which board such principal sits is not in competition with the Trust and the time commitments are not significant.

Unanimous Shareholders Agreement

Pursuant to the Unanimous Shareholders Agreement among Provident and the Trustee as trustee for and on behalf of Provident Energy Trust, the holders of Trust Units are entitled to notice of and to attend all meetings of shareholders of Provident and except as set forth below, to direct the manner in which Provident Energy Trust will vote its shares in Provident at all such meetings. Prior to Provident Energy Trust voting its shares in Provident, each holder of Trust Units shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and Provident Energy Trust shall be required to vote its shares in Provident in accordance with the result of the vote of holders of Trust Units. Holders of Trust Units shall be entitled to direct Provident Energy Trust as to how to vote in respect of all matters placed before the shareholder of Provident including, the election of the directors of Provident, approving its financial statements and appointing auditors of Provident, who shall be the same as the auditors of Provident Energy Trust. In addition, holders of Trust Units will be entitled to direct Provident Energy Trust as to how to vote its shares in Provident on any proposed amendment to the Unanimous Shareholders Agreement, where such amendment is required to be approved by special resolution. Provident Energy Trust will not be entitled, without the direction of holders of Trust Units, to exercise its rights as the sole shareholder of Provident except as set forth above.

It is a term of the Unanimous Shareholders Agreement that the board of directors of Provident shall consist of a minimum of 5 and a maximum of 15 directors. The Unanimous Shareholders Agreement provides that holders of Trust Units are entitled to elect a majority of the board of directors of Provident. Under the terms of the Unanimous Shareholders Agreement, Provident Management Corporation shall have the right to nominate 2 directors to the board of directors of Provident.

C.	Material Contracts

The following is a summary of the material contracts entered into by Provident or Founders, as the case may be, during the two years prior to the date of this annual report, which are presently material to Provident, other than those entered into in the ordinary course of business.

The Trust Indenture

The Trust was created pursuant to the Trust Indenture dated as of January 25, 2001 between Founders Energy Ltd. and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as amended from time to time. See “—Memorandum and Articles of Association — Provident Energy Trust” for a discussion of the material terms of the Trust Indenture.

The Maxx Arrangement Agreement

The Maxx Arrangement Agreement provided for the implementation of the Maxx Arrangement. Under the terms of the Maxx Arrangement Agreement, each issued and outstanding Maxx Share was exchanged with Provident for Acquisition Notes on the basis of $7.00 principal amount of Acquisition Notes for every one Maxx Share. The Acquisition Notes were then exchanged with the Trust for Trust Units and/or cash, resulting in the acquisition by the Trust of all of the Acquisition Notes and the acquisition by holders of Acquisition Notes of Trust Units or cash or a combination thereof on the basis of $7.00 cash for each Maxx Share for those Maxx shareholders that elected to receive all cash, or $1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Trust Units.

The Qualification Rights Agreement

The Qualification Rights Agreement provided the framework for the secondary offering of Trust Units acquired by Citicorp under the Founders Arrangement. The Qualification Rights Agreement provided that if, at any time, the Trust proposed to qualify for distribution any securities of the Trust by way of a prospectus, the Trust would use its reasonable commercial efforts to include in any qualification all of the Trust Units acquired by Citicorp pursuant to the Founders Arrangement, if requested to do so by Citicorp. In the case of an underwritten offering, the underwriters could limit the number of Trust Units held by Citicorp included in the underwriting pursuant to any qualification, if, in their opinion, the number of Trust Units held by Citicorp proposed to be sold in the underwriting exceeded the number that can be sold without materially adversely interfering with the orderly sale and distribution of the securities being offered under the qualification.

In accordance with the terms of the Qualification Rights Agreement, the Trust agreed to bear all fees and expenses incidental to the performance of or compliance with the Qualification Rights Agreement by the Trust, provided however, that Citicorp would be responsible for 50% of any commissions, fees or discounts of the underwriters related to the Trust Units of Citicorp being distributed pursuant to an offering. Pursuant to the Qualification Rights Agreement, Citicorp sold 750,000 Trust Units as part of the Trust’s public offering in August 2001. As of the date of this annual report, Citicorp does not own, directly or indirectly, any Trust Units.

The Management Agreement

See “—Memorandum and Articles of Association — Provident Management Corporation” for a discussion of the material terms of the Management Agreement.

The Provident Royalty Agreements

The Provident Royalty Agreements provide for the Initial Royalty and the Subsequent Royalty. As owner of the Initial Royalty, the Trust is entitled, commencing January 1, 2002, to cash distributions in respect of royalty production income, being 13.5% of Provident’s gross revenue from its working interest in oil and gas properties owned as at March 6, 2001 less 13.5% of operating costs and facility usage costs. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

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

As owner of the Subsequent Royalty, the Trust is entitled, commencing May 1, 2001, to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions, which include 99% of:

•	all amounts of interest and principal payable by Provident on account of or in respect of its credit facilities and any indebtedness of Provident owing to the Trust;

•	Provident’s share of operating costs and capital expenditures including amounts payable in respect of the Initial Royalty and Crown royalties;

•	income taxes, capital taxes and other direct taxes of Provident;

•	amounts required to be paid to certain reserves;

•	general and administrative expenses of Provident;

•	acquisition costs of future oil and gas properties and related tangibles; and

•	amounts required to be paid to the Trustee pursuant to the Trust Indenture.

These cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

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

Provident is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the “Reclamation Fund”). Provident is obligated to pay $0.20 per barrel of oil equivalent (converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

The Subsequent Royalty does not constitute an interest in land. Except upon the insolvency of Provident, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

The Unanimous Shareholders Agreement

The Unanimous Shareholders Agreement dated as of March 6, 2001 between Provident and Computershare Trust Company of Canada, as trustee for the Trust, outlines the rights and obligations of the Trust and Trust Unitholders in respect of the Provident Shares and the Trust Units, as well as certain management and control issues in respect of Provident. See “—Memorandum and Articles of Association — Provident Management Corporation — Unanimous Shareholders Agreement” for a discussion of the material terms of the Unanimous Shareholders Agreement.

The Richland Arrangement Agreement

The Richland Arrangement Agreement provided for the implementation of the Richland Arrangement in which the Trust, Provident and Richland agreed to combine their assets and operations in accordance with a plan of arrangement. Under the terms of the Richland Arrangement Agreement, Richland shareholders received 0.4 of a Trust Unit and one share of Terraquest for each issued and outstanding common share of Richland. Pursuant to the plan of arrangement, each issued and outstanding common share of Richland was exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of Richland. As part of the Richland Arrangement, upon completion of the sale of the Terraquest Assets to Terraquest for Terraquest Shares, Richland redeemed all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Terraquest Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders was then exchanged for 0.4 of a Trust Unit.

The Terraquest Assets sold by Richland to Terraquest as part of the Richland Arrangement were comprised of certain producing properties of Richland located in southern and northwest Alberta which represented production as at September 30, 2001 of approximately 200 BOE/d, 426 MBOE of Proved Reserves and 88,000 net acres of undeveloped lands and associated seismic data. Pursuant to the Richland Arrangement Agreement, Provident received gross overriding royalties on industry standard terms on certain of the Terraquest properties.

The Richland Arrangement was completed on January 16, 2002 following the approval of the Richland shareholders at a special meeting held on January 15, 2002.

The Acquired Properties Purchase Agreement

The Acquired Properties Purchase Agreement provided for the acquisition by Provident from Devon and Devon ARL of certain oil and gas properties for a purchase price of $72 million (subject to adjustment), payable in cash.

The Trust also issued 100,000 Trust Units to an arm’s length third party as compensation for services provided in connection with the acquisition of the Acquired Properties.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing 3,600 BOE/d. The assets are comprised primarily of high working interest, operated properties with year round operating access.

The acquisition of the Acquired Properties closed on May 1, 2002.

D.	Exchange Controls

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the use of an acquisition of control of a Canadian business by a non-Canadian (other than a “NAFTA investor” as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the asset of the business are $5 million or more in value; or (ii) in the cast of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where, the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $3 million or more in value. Review and approval are also required for acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Trust, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1998, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.	Taxation

The following is a general description of the material United States federal income tax consequences of the ownership and disposition of Trust Units to a holder of Trust Units who is a United States person and who holds the Trust Units as capital assets (a “U.S. Unitholder”). As used in this annual report, the term “United States person” means an individual who is a citizen or resident of the United States, a partnership, corporation or other entity organized in or under the laws of the United States or any state thereof, an estate that is subject to United States federal income taxation without regard to the source of its income or a trust if (A) a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a United States person.

This description is for general information purposes only and is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) so as to result in federal income tax consequences different than those discussed below. This summary does not discuss all the tax consequences that may be relevant to a United States holder of Trust Units in light of such holder’s particular circumstances or to United States holders subject to special rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding notes as a part of a straddle, hedge or conversion transaction or a synthetic security or other integrated transaction, United States persons whose “functional currency” is not the United States dollar, and holders who are not U.S. Unitholders.

This discussion of U.S. federal income tax consequences is for general information purposes only and is not tax advice. Each U.S. Holder of Trust Units is urged to consult and depend on his own tax advisor in analyzing the U.S. federal, state and local tax consequences and foreign tax consequences to him of the receipt and ownership of Trust Units.

I. Trust Treated as a Corporation - Tax Consequences for U.S. Unitholders

Possible Passive Foreign Investment Company Status

The Trust was treated as a corporation for U.S. federal income tax purposes (until, following year-end 2001, the partnership election discussed below became effective). For U.S. tax purposes, a foreign corporation, or trust treated as a foreign corporation, is classified as a PFIC for each taxable year in which either (i) at least 75% of its gross income in a taxable year, including the gross income of any corporation, U.S. or foreign, in which it is considered to own 25% or more of the shares by value, is “passive” income (the “Income Test”) or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “Asset Test”). The consequences that would result if the Trust were a PFIC are discussed below under “—Tax Consequences if the Trust is a Passive Foreign Investment Company.”

Since the Trust owns 100% of the voting stock of Provident, the Trust will be treated as related to Provident for purposes of the Income and Asset Tests under the PFIC rules. Because it is anticipated that more than 25% of the gross income of the Trust will consist of royalties received from Provident, a related oil and gas operating company, such income will not be treated as passive income for purposes of the Income Test and, therefore, the Trust will not satisfy the Income Test. Furthermore, because it is anticipated that more than 50% of the Trust’s assets are attributable to assets that do not produce passive income, the Trust will not meet the requirements of the Asset Test. Accordingly, since the Trust will not satisfy either the Income Test or the Asset Test, the Trust should not be treated as a PFIC for U.S. federal income tax purposes. However, because PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually, there can be no certainty or assurance that the Trust will not be a PFIC for either the current taxable year or for any subsequent taxable year. U.S. Unitholders are urged to consult their own tax advisers regarding the possible classification of the Trust as a PFIC and the consequences to such U.S. Unitholders if such classification were to occur. The balance of this discussion, other than the section “—Tax Consequences if the Trust is a Passive Foreign Investment Company,” assumes that the Trust is not a PFIC.

Dividends

During the period when the Trust was treated as a corporation for U.S. tax purposes, a U.S. Unitholder was required to include in gross income as ordinary income the gross amount of any distribution from the Trust, including any taxes withheld, to the extent that the distribution did not exceed the current or accumulated earnings and profits of the Trust as calculated for U.S. tax purposes (a “dividend”). These dividends were not eligible for the dividends received deduction, which is generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation. Distributions in excess of the current and accumulated earnings and profits of the Trust were first treated as a tax-free return of capital to the extent of the U.S. Unitholder’s tax basis in the Trust Units and were applied against and reduced such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Trust Units). To the extent that the distribution exceeds the U.S. Unitholder’s tax basis, the excess constitutes gain from a sale or exchange of the Trust Units.

Foreign Tax Credits

Any Canadian tax withheld with respect to the dividends on the Trust Units may, subject to certain complex limitations, have been claimed as a foreign tax credit against a U.S. Unitholder’s U.S. federal income tax liability or have been claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Trust with respect to Trust Units were “passive income” or, in the case of certain U.S. Unitholders, “financial services income.” Because of the complexity of those limitations, each U.S. Unitholder is urged to consult his own tax advisor with respect to the amount of foreign taxes that may have been claimed as a credit.

Foreign Currency Gains

Taxable dividends with respect to Trust Units that are paid in Canadian dollars were included in the gross income of a U.S. Unitholder as translated into U.S. dollars calculated by reference to the exchange rate in effect on the day the dividend was received by the U.S. Unitholder regardless of whether the Canadian dollars were converted into U.S. dollars at that time. A U.S. Unitholder who received payment in Canadian dollars and converted Canadian dollars into United States dollars at a conversion rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Unitholders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Sale or Exchange of Trust Units Prior to January 5, 2002

During the period when the Trust was treated as a corporation for U.S. tax purposes, a U.S. Unitholder generally recognized gain or loss upon the sale or exchange of Trust Units equal to the difference (if any) between (i) the amount realized by such holder on the sale or exchange and (ii) the U.S. Unitholder’s adjusted tax basis in the Trust Units. Any gain or loss was capital gain or loss and was long-term capital gain or loss if the U.S. Unitholder’s holding period for the Trust Units is more than one year at the time of such sale or exchange. Gain or loss, if any, realized by a U.S. Unitholder upon a sale or exchange of Trust Units generally was treated as having a U.S. source for U.S. foreign tax credit limitation purposes. Deduction of capital losses is limited by the Code.

Foreign Currency Gains on Disposition of Trust Units
In the case of a cash basis U.S. Unitholder who received foreign currency (e.g., Canadian dollars) in connection with a sale, exchange or other disposition of Trust Units, the amount realized was based on the U.S. dollar value of the foreign currency received with respect to the Trust Units as determined on the settlement date of such sale or exchange. A U.S. Unitholder who received payment in Canadian dollars and converted Canadian dollars into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Unitholder may elect the same treatment required of cash basis taxpayers with respect to a sale or exchange of Trust Units, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Unitholder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the date of the sale or exchange of Trust Units and the date of payment. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such holder on the sale, exchange or other disposition of such Trust Units.

Tax Consequences if the Trust is a Passive Foreign Investment Company

The Trust will be a PFIC if it meets the requirements of the Income Test or the Asset Test (see above). If the Trust were a PFIC, and a U.S. Unitholder did not make either an election to treat it as a qualified electing fund or a mark-to-market election (as described below), excess distributions by the Trust to a U.S. Unitholder would be taxed according to a special, adverse regime. Excess distributions are amounts received by a U.S. Unitholder on the Trust Units in any taxable year that exceed 125% of the average distributions received by the U.S. Unitholder from the Trust in the shorter of: the three previous taxable years or the U.S. Unitholder’s holding period for Trust Units before the taxable year of distribution. The entire amount of gain that is realized by a U.S. Unitholder upon the sale or other disposition of Trust Units will also be treated as an excess distribution.

Excess distributions must be allocated ratably to each day that a U.S. Unitholder has held Trust Units. A U.S. Unitholder would then be required to include amounts allocated to the current taxable year and any year prior to the first year in which the Trust was a PFIC in its gross income as ordinary income for that year. Further, a U.S. Unitholder would be required to pay tax on amounts allocated to each prior taxable year during which the Trust was a PFIC at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

A U.S. Unitholder’s tax basis in Trust Units that were inherited from a deceased person who was a U.S. Unitholder would not receive a step-up to fair market value as of the date of the deceased’s death but would instead be equal to the deceased’s basis, if lower.

The special PFIC rules described above will not apply to a U.S. Unitholder if the U.S. Unitholder makes an election to treat the Trust as a qualified electing fund (“QEF”) in the first taxable year in which the U.S. Unitholder owns Trust Units (and the Trust is classified as a PFIC) and if the Trust complies with specified reporting requirements. Instead, a U.S. Unitholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. A QEF election cannot, however, be validly made unless the Trust agrees to provide certain U.S. tax basis information and meet certain other requirements. The Trust has not yet determined whether it will provide such information or meet such requirements. Therefore, no assurance can be given that U.S. Unitholders will be in a position to make a timely QEF election. U.S. Unitholders are urged to consult with their own tax advisors regarding the possible availability of a QEF election.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

Alternatively, if the Trust Units are “publicly traded,” a U.S. Unitholder could elect to mark the Trust Units to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Trust Units and the U.S. Unitholder’s adjusted tax basis in the Trust Units. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Unitholder under the election for prior taxable years. If the mark-to-market election were made, then the rules presented above would not apply for periods covered by the election. If a mark-to-market election with respect to Trust Units is in effect on the date of a U.S. Unitholder’s death, the tax basis of such Trust Units in the hands of a U.S. Unitholder who acquired them from a decedent will be the lesser of (i) the decedent’s tax basis; or (ii) the fair market value of the Trust Units upon the decedent’s death.

United States Information Reporting and Backup Withholding

Dividends on Trust Units paid within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at the specified rate (31% before August 7, 2001, 30.5% after August 6, 2001, and 30% for 2002-2003) unless the holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale of Trust Units.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Unitholder’s U.S. tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. Unitholder who holds 10% or more in vote or value of the Trust Units will be subject to certain additional United States information reporting requirements.

II. Trust Treated as a Partnership after Year-end 2001 - Tax Consequences for U.S. Unitholders

Partnership Election

The Trust elected under applicable Treasury Regulations to be treated as a partnership for United States federal income tax purposes, which election became effective as of January 5, 2002. The application of these Regulations is unclear in certain respects and no rulings have been requested from the Internal Revenue Service (“IRS”) with respect to the United States federal income tax treatment of the Trust or other matters regarding the Trust.

Assuming that the election had its intended consequences, (1) each U.S. Unitholder would recognize gain or loss on the deemed exchange of Trust Units treated as stock of a corporation for Trust Units treated as interest in a partnership (see “—Taxable Liquidation Triggered by Partnership Election”) and (2) thereafter, the consequences of holding Trust Units will be materially different, as discussed below.

Classification of the Trust Following the Election

A partnership is generally not a taxable entity and incurs no federal income tax liability. Instead, as discussed below, each partner in a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash or other distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that entities treated as publicly traded partnerships such as the Trust will, as a general rule, be taxed as corporations. However, an exception (the “Qualifying Income Exception”) exists with respect to publicly traded partnerships of which 90% or more of the gross income for the relevant taxable year and each preceding taxable year beginning after December 31, 1987, during which such partnership (or any predecessor) was in existence, consists of “qualifying income.” Qualifying income includes interest (from other than a financial business), dividends, rents from real property, oil and gas royalty income, gains from the sale of oil and gas, and income and gains derived from the exploration, development, mining, production, processing, refining, transportation, or marketing of oil and gas. The Trust believes that the natural gas facilities should be treated as real property and that rentals paid with respect to such gas facilities after the date hereof should be treated as rents from real property. On that basis and on the basis of estimates with regard to production and oil and gas prices, which are beyond the control of the Trust, the Trust believes it will meet the Qualifying Income Exception in 2002. No assurance can be given that the Qualifying Income Exception will be met in 2002 or subsequent years.

Possible Classification of the Trust as a Corporation

If the Trust fails to meet the Qualifying Income Exception (other than as a result of a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Trust will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to U.S. Unitholders in liquidation of their interests in the Trust. That deemed transfer and liquidation would likely be taxable to the U.S. Unitholders. Thereafter, the Trust would be treated as a corporation for federal income tax purposes.

If the Trust were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would not be passed through to U.S. Unitholders. Instead, U.S. Unitholders would be subject to tax under the rules described in Part I above (“Trust Treated as a Corporation - Tax Consequences for U.S. Unitholders”), including the potential application of the PFIC regime discussed above.

The discussion below is based on the premise that the Trust will be treated as a partnership for United States federal income tax purposes.

Taxable Liquidation Triggered by Partnership Election

If, immediately following its election to be treated as a partnership for United States federal income tax purposes, (as a result of a failure to meet the Qualifying Income Exception or otherwise) the Trust is not classified as a corporation, the U.S. Unitholders that hold Trust Units at the time that the Trust’s partnership election became effective will be deemed to have disposed of their Trust Units in a taxable transaction. Specifically, when an entity classified as a corporation for United States federal income tax purposes elects to be classified as a partnership, the election is treated as a constructive liquidation. In the constructive liquidation, the Trust was treated as distributing all of its assets and liabilities to holders of Trust Units in liquidation and such holders were treated, immediately thereafter, as contributing all of the distributed assets and liabilities to a newly formed partnership. A U.S. Unitholder recognized gain or loss to the extent of the difference between the fair market value of his pro rata share of the Trust’s assets and his adjusted basis for his Trust Units. See “—Tax Consequences of Sale or Exchange of Trust Units” in Part I above.

Tax Consequences of Trust Units Ownership

Flow-through of Taxable Income

Each U.S. Unitholder will be required to report on his income tax return his share (based generally on the percentage of Trust Units owned by that U.S. Unitholder) of the income, gains, losses and deductions of the Trust without regard to whether corresponding cash distributions are received by him. Consequently, a U.S. Unitholder may be allocated income from the Trust even if he has not received a cash distribution from the Trust. Each U.S. Unitholder will be required to include in income his share for the taxable year of the Trust ending with or within the taxable year of the U.S. Unitholder.

The Trust intends to make available to each U.S. Unitholder, within 90 days after the close of each calendar year, certain tax information, sufficient to enable each U.S. Unitholder to determine his share of the Trust’s income, gain, loss and deduction for the preceding taxable year of the Trust.

Treatment of Distributions

Distributions by the Trust to a U.S. Unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his Trust Units immediately before the distribution. Cash distributions in excess of his tax basis generally will be considered to be gain from the sale or exchange of the Trust Units, taxable in accordance with the rules described under “—Tax Consequences of Sale or Exchange of Trust Units” below.

Basis of Trust Units

A U.S. Unitholder’s initial tax basis for his Trust Units will be the amount (in United States dollars) he paid for the Trust Units. That basis will be increased by his share (in United States dollars) of the Trust income and decreased (but not below zero) by distributions to him from the Trust, by his share of Trust losses and deductions, and by his share of expenditures of the Trust that are not deductible in computing its taxable income and are not required to be capitalized. See “—Tax Consequences of Sale or Exchange of Trust Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a U.S. Unitholder of his share of losses of the Trust will be limited to the lesser of: (i) the tax basis in his Trust Units and (ii) in the case of either (x) an individual U.S. Unitholder or (y) a corporate U.S. Unitholder if more than 50% of the value of such corporation’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the U.S. Unitholder is considered to be “at risk” with respect to the Trust activities. A U.S. Unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a U.S. Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a Trust Unit, any gain recognized by a U.S. Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a U.S. Unitholder will be at risk to the extent of the tax basis in his Trust Units, reduced by any amount of money he borrows to acquire or hold his Trust Units, if the lender of those borrowed funds owns an interest in the Trust, is related to a person that owns an interest in the Trust (other than the U.S. Unitholder whose at risk amount is being considered), or can look only to the Trust Units for repayment. A U.S. Unitholder’s at risk amount will increase or decrease as the tax basis of his Trust Units increases or decreases.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately to each entity such as the Trust which is treated as a publicly-traded partnership. Consequently, any passive losses generated by the Trust will only be available to offset passive income generated in the future by the Trust and will not be available to offset income from other passive activities or investments, including the Trust investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a U.S. Unitholder’s share of income may be deducted in full when he disposes of his entire investment in the Trust in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A U.S. Unitholder’s share of net income from the Trust may be offset by any suspended passive losses from the Trust, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other entities treated as publicly-traded partnerships. U.S. Unitholders are urged to consult their own tax advisors as to the applicability to them of all these limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment and (ii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a U.S. Unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or own Trust Units. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Foreign Tax Credits

Subject to the limitations set forth in the Code, United States persons may elect to claim a credit against their United States federal income tax liability for Canadian income tax withheld from distributions received in respect of the Trust Units. U.S. Unitholders will also be entitled to claim a foreign tax credit for their share of any Canadian income taxes paid by the Trust. Income from the Trust will likely constitute foreign source “passive income” for purposes of the United States foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and U.S. Unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their share of Canadian income taxes paid by the Trust or withheld from distributions from the Trust.

Tax Treatment of Trust Operations

Accounting Method and Taxable Year

The Trust uses the year ending December 31 as its taxable year and has adopted the accrual method of accounting for United States federal income tax purposes. Each U.S. Unitholder will be required to include in income his share of the Trust income, gain, loss and deduction for the taxable year of the Trust ending within or with the taxable year of the U.S. Unitholder. In addition, a U.S. Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Trust Units following the close of the Trust’s taxable year but before the close of his taxable year must include his share of the Trust income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his share of more than one year of Trust income, gain, loss and deduction. See “—Tax Consequences of Sale or Exchange of Trust Units—Allocations Between Transferors and Transferees.”

Depletion

Under the Code, a U.S. Unitholder may deduct in his United States federal income tax return a cost depletion allowance with respect to the Provident Royalties. U.S. Unitholders must compute their own depletion allowance and maintain records of the adjusted basis of the Provident Royalties for depletion and other purposes. The Trust, however, intends to furnish each U.S. Unitholder with information relating to this computation.

Cost depletion is calculated by dividing the adjusted basis of a property by the total number of units of oil or gas expected to be recoverable therefrom and then multiplying the quotient by the number of units of oil and gas sold during the year. Cost depletion, in the aggregate, cannot exceed the initial adjusted basis of the property.

The depletion allowance must be computed separately by each U.S. Unitholder for each oil and gas property, within the meaning of Section 614 of the Code. The IRS is currently taking the position that a net profits interest carved from multiple properties is a single property for depletion purposes. The Provident Royalties burden multiple properties. Accordingly, the Trust intends to take the position that the Provident Royalties are a single property for depletion purposes and the income from the net profits interests will be royalty income qualifying for an allowance for depletion. The Trust anticipates that it would change this position if a different method is required by law.

Depreciation

The tax basis of the various depreciable assets of the Trust will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition, of such assets.

Valuation of the Trust’s Properties

The United States federal income tax consequences of the ownership and disposition of Trust Units will depend in part on the Trust’s estimates of the relative fair market value of its assets. Although the Trust may consult from time to time with professional appraisers regarding valuation matters, the Trust will itself make many of the relative fair market value estimates. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by U.S. Unitholders might change, and U.S. Unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Section 754 Election

The Trust will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally require the Trust to adjust a subsequent Trust Units purchaser’s tax basis in the assets of the Trust pursuant to Section 743(b) of the Code to reflect his purchase price. This election does not apply to a person who purchases Trust Units directly from the Trust in this offering.

A Section 754 election is advantageous if the subsequent purchaser’s tax basis in his Trust Units is higher than his share of the aggregate tax basis to the Trust of the assets of the Trust immediately prior to the purchase. In such a case, as a result of the election, the purchaser would have a higher tax basis in his share of the assets of the Trust for purposes of calculating depletion and depreciation. Conversely, a Section 754 election is disadvantageous if the subsequent purchaser’s tax basis in such Trust Units is lower than his share of the aggregate tax basis of the assets of the Trust immediately prior to the purchase. Thus, the fair market value of the Trust Units may be affected either favorably or adversely by the election.

Depreciation with respect to any basis adjustment resulting from the section 754 election will be computed in accordance with applicable Treasury Regulations. However, as the application of those Regulations is not entirely clear, it may be necessary for the Trust to adopt a different position. Any such different position could result in lower depreciation deductions to some U.S. Unitholders and could result in a lack of uniformity between Trust Units, either of which could reduce the value of Trust Units.

Tax Consequences of Sale or Exchange of Trust Units

Recognition of Gain or Loss

A portion of any amount realized on a sale or exchange (which portion could be substantial) will be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to depletion deductions or depreciation recapture. The difference between the balance of the amount realized and the U.S. Unitholder’s tax basis for the Trust Units sold will represent gain (or loss) on the disposition of the Trust Units. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the Trust Units and may be recognized even if there is a net taxable loss realized on the sale of the Trust Units. Thus, a U.S. Unitholder may recognize both ordinary income and a capital loss upon a taxable disposition of Trust Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a person who acquires interests in an entity such as the Trust, which is treated as a partnership for United States federal income tax purposes, in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be ratably allocated to the interests sold and retained. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, recently finalized Regulations allow a seller of such an interest who can identify the interest sold with an ascertainable holding period to elect to use that holding period. Thus, according to the ruling, a U.S. Unitholder will be unable to select high or low basis Trust Units to sell as would be the case with corporate stock but, according to the finalized Regulations, may designate Trust Units sold for purposes of determining the holding period of the Trust Units sold. A U.S. Unitholder electing to use this approach must consistently use that approach for all subsequent sales and exchanges of Trust Units. It is not clear whether the ruling applies to the Trust because, similar to corporate stock, interests in the Trust are readily ascertainable and are evidenced by separate certificates. A U.S. Unitholder considering the purchase of additional Trust Units or the sale of Trust Units purchased in separate transactions is urged to consult his own tax advisor regarding the application of this ruling and the recently finalized Regulations.

Allocations Between Transferors and Transferees

In general, the Trust’s taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the U.S. Unitholders in proportion to the number of Trust Units owned by each of them on the first business day of the month.

Notification Requirements

A U.S. Unitholder who sells or exchanges Trust Units is required to notify the Trust in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Trust is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of Trust Units will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that allocate the consideration paid for the Trust Units. This information will be provided by the Trust. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

The Trust will be considered to have been terminated for United States federal income tax purposes if there is a sale or exchange of 50% or more of the total Trust Units within a 12-month period. A termination of the Trust will result in a decrease in tax depreciation available to the U.S. Unitholders thereafter and in the closing of its taxable year for all U.S. Unitholders. In the case of a U.S. Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the Trust’s taxable year may result in more than 12 months’ taxable income or loss of the Trust being includable in his taxable income for the year of termination. New tax elections required to be made by the Trust, including a new election under Section 754 of the Code, must be made subsequent to a termination. A termination could also result in penalties if the Trust were unable to determine that the termination had occurred. Finally, a termination of the Trust could result in taxation of the Trust as a corporation if the Qualifying Income Exception was not met in the short taxable year caused by termination. See “—Classification of the Trust Following the Election.”

Treatment of Unit Lending and Short Sales

A U.S. Unitholder whose Trust Units are loaned to a “short seller” to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Trust Units during the period of the loan and may recognize gain or loss from the constructive disposition. As a result, during this period, any Trust income, gain, deduction or loss with respect to those Trust Units would not be reportable by the U.S. Unitholder, any cash distributions received by the U.S. Unitholder with respect to those Trust Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. U.S. Unitholders desiring to assure their status as owners of Trust Units and avoid the risk of gain recognition resulting from the application of these rules should modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their Trust Units.

The Code also contains provisions affecting the taxation of some financial products and securities, including interests in entities such as the Trust, by treating a taxpayer as having sold an “appreciated” interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or related persons enter into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the interest on substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the interest, the taxpayer will be treated as having sold that portion if the taxpayer or a related person then acquires the interest or substantially identical property.

Uniformity of Trust Units

Because the Trust cannot match transferors and transferees of Trust Units, it must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these units. In the absence of uniformity, the Trust may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory.

A lack of uniformity can result from a literal application of some Treasury Regulations. Any non-uniformity could have a negative impact on the value of the units.

Tax-Exempt Organizations and Regulated Investment Companies

Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts (“IRAs”) and other retirement plans) (“TEOs”) are subject to federal income tax on unrelated business taxable income (“UBTI”). Because substantially all income of the Trust is expected to be royalty income, rents from real property or interest, none of which is UBTI, a TEO should not be taxable on any income generated by ownership of the Trust Units except as described in the next paragraph. However, the Provident Royalties are in several respects unusual arrangements, for which there is no clear United States income tax guidance. It is possible that the IRS could contend that some or all of the income of the Trust under the Provident Royalties does not qualify as royalty income and therefore does constitute UBTI. In addition, the classification of certain facilities owned by the Trust as real property or personal property is a determination subject to uncertainty. If such facilities were determined to be personal property for United States federal income tax purposes, the rent derived therefrom would be UBTI to a TEO. Prospective purchasers of Trust Units that are TEOs are encouraged to consult their tax advisors regarding the foregoing.

If the Trust Units constitute “debt-financed property” within the meaning of Code Section 514(b), then a portion of any interest, rents from real property and royalty income received by the TEO attributable to the Trust Units will be included as UBTI and thus will be taxable to a TEO. Under Code Section 514(b), “debt-financed property” is defined as any property which is held to produce income and with respect to which there is an acquisition indebtedness.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources (“RIC Qualifying Income”). It is anticipated that substantially all of the Trust’s gross income will be non-RIC Qualifying Income. Furthermore, it is unclear whether gain from the sale of the Trust Units is treated as RIC Qualifying Income. Prospective purchasers of Trust Units that are regulated investment companies are encouraged to consult their tax advisors regarding these rules.

Administrative Matters

The Trust Information Returns

The Trust is currently not required to file a United States federal income tax return, since it has no gross income derived from sources within the United States or gross income which is effectively connected with the conduct of a trade or business within the United States. However, the IRS may require a U.S. Unitholder to provide statements or other information necessary for the IRS to verify the accuracy of the reporting by the U.S. Unitholder on its income tax return of any items of the Trust’s income, gain, loss, deduction, or credit. If the Trust were to file a United States tax return in future tax years, the filing would change the manner in which it provides tax information to the U.S. Unitholders and special procedures would also apply to an audit of such tax return by the IRS.

Registration as a Tax Shelter

The Code requires that “tax shelters” be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Trust is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the Trust will register as a tax shelter with the Secretary of the Treasury in the absence of assurance that it will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

As a holder of Trust Units, you will own an interest in the Trust, whose taxpayer identification number is 98-0367837. The IRS will issue the Trust a tax shelter registration number, which the Trust will make known to U.S. Unitholders.

YOU MUST REPORT THE TRUST’S TAX SHELTER REGISTRATION NUMBER TO THE IRS, IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN PROVIDENT ENERGY TRUST.

You must report the registration number (as well as the name, and taxpayer identification number of the Trust) on Form 8271, Investor Reporting of Tax Shelter Registration Number.

Form 8271 must be attached to the return on which you claim the deduction, loss, credit, or other tax benefit or report any income.

ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN PROVIDENT ENERGY TRUST OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED, OR APPROVED BY THE IRS.

A U.S. Unitholder who sells or otherwise transfers Trust Units must furnish the tax shelter registration number to the transferee. The penalty for failure of the transferor of a Trust Unit to furnish the registration number to the transferee is $100 for each such failure. A U.S. Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

Accuracy-Related Penalties

In addition, a penalty equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion. Special rules exist for “tax shelters,” a term that in this context does not appear to include the Trust. In addition, the Trust will make a reasonable effort to furnish sufficient information for U.S. Unitholders to make adequate disclosure on their returns to avoid any such penalty attributable to ownership of the Trust Units.

Canadian Income Tax Consequences for Unitholders Not Resident in Canada

The following applies to a Non-Resident Unitholder who does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980).

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute “taxable Canadian property.” Trust Units of a Non-Resident Unitholder will generally not constitute “taxable Canadian property” under the Tax Act unless either:

•
at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm’s length or by any combination thereof; or

•	the Non-Resident Unitholder’s Trust Units are otherwise deemed to be taxable Canadian property.

A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules as apply to residents of Canada.

Interest payable to a Non-Resident Unitholder on an Initial Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10% of the interest payable where such interest is paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980).

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

F.	Dividends and Paying Agreement

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. Under the Exchange Act, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. These reports and other information that we file with the SEC may be obtained, upon written request, from the Corporate Secretary of Provident at 900, 606-4th Street S.W., Calgary, Alberta T2P 1T1 Canada.

These reports and other information can also be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street N.W., Washington, D.C. 20549, at established rates.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and the rules under the Exchange Act.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Provident’s commodity price risk management program was initiated in January 2001 to help minimize the volatility in Provident’s oil and natural gas prices and stabilize cash flow. Provident put in place a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and Cdn/US exchange rate hedges. This program positively impacted cash flow by $0.8 million by adding $1.68 per Mcf to the average gas price and $3.96 per barrel to Provident’s average oil price.

Commodity Price Risk Summary

Please see “—Operating and Financial Review and Prospects — Period from March 6, 2001 to December 31, 2001 compared to Forecast — Commodity Price Risk Management Program” and “Information on the Trust - Business Overview - Business Overview of Provident and the Trust - Risk Management Strategy.”

Item 12.	Description of Securities other than Equity Securities.

Not applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

PROVIDENT ENERGY TRUST By: Provident Energy Ltd.

Date: October 28, 2005	By:	/s/ Mark N. Walker
Name: Mark N. Walker
Title: Vice President, Finance and Chief Financial Officer

CERTIFICATIONS

I, Thomas W. Buchanan, certify that:

1. I have reviewed this annual report on Form 20-F of Provident Energy Trust;

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

Date: October 28, 2005
/s/ Thomas W. Buchanan
Thomas W. Buchanan
Chief Executive Officer of Provident Energy Ltd. (Principal Executive Officer)

I, Mark N. Walker, certify that:

1. I have reviewed this annual report on Form 20-F of Provident Energy Trust;

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

Date: October 28, 2005
/s/ Mark N. Walker___
Mark N. Walker
Vice President, Finance and Chief Financial Officer of Provident Energy Ltd. (Principal Financial Officer