Form 40-F
PROVIDENT ENERGY TRUST
filed 2008-03-31
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number 1-15196

PROVIDENT ENERGY TRUST
(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

Suite 2100, 250 – 2nd Street S.W., Calgary, Alberta, Canada  T2P 0C1
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

Trust Units outstanding at December 31, 2007:  252,108,951

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

Yes  X                                 No___

FORM 40-F

  Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2007;

(b)	Management’s Discussion and Analysis of Financial Condition; and Results of Operations for the fiscal year ended December 31, 2007; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 19 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP).

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2007

March 27, 2008

TABLE OF CONTENTS

Page		Page

GLOSSARY OF TERMS	1	RISK MANAGEMENT	27
ABBREVIATIONS, TERMS AND CONVERSIONS	4	General	27
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	5	Risk Management	28
NON-GAAP MEASURES	5	OIL AND NATURAL GAS OPERATIONS	30
NOTE REGARDING FORWARD LOOKING STATEMENTS	6	NATURAL GAS MIDSTREAM, NGL PROCESSING AND MARKETING OPERATIONS	30
INCORPORATION AND STRUCTURE	8	General
The Trust	8	NGL Extraction	31
Provident	8	NGL Fractionation	31
Provident Holdings Trust	9	NGL Transportation	31
Provident Acquisitions L.P	9	NGL Storage	32
Provident Midstream L.P	9	NGL Marketing	32
Provident Acquisitions Inc	9	Commercial Arrangements	32
Provident Midstream Inc	9	Midstream services and marketing assets	33
Provident Energy Resources Inc	10	MARKET FOR SECURITIES	35
Pro Holding Company	10	RECORD OF CASH DISTRIBUTIONS	37
BreitBurn Energy Company L.P	10	PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN	38
BreitBurn Energy Partners L.P	10	DIRECTORS AND OFFICERS	39
INTERCORPORATE RELATIONSHIPS	10	AUDIT COMMITTEE INFORMATION	44
INFORMATION CONCERNING THE TRUST, PROVIDENT AND CERTAIN SUBSIDIARIES	11	INFORMATION CONCERNING THE OIL AND GAS INDUSTRY	47
Provident Energy Trust	11	RISK FACTORS	50
Provident Energy Ltd	20	Oil and Gas Production Risk Factors	50
Provident Holdings Trust, Provident Acquisitions L.P., Provident Marketing L.P. and Provident Midstream L.P	21	Natural Gas Midstream, NGL Processing and Marketing Business Risk Factors	54
Provident Energy Resources Inc	22	General Risk Factors	57
Provident Acquisitions Inc	22	INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	60
Provident Midstream Inc	22	TRANSFER AGENT AND REGISTRAR	60
Pro Holding Company	22	INTERESTS OF EXPERTS	60
BreitBurn Energy Company L.P	22	MATERIAL CONTRACTS	60
BreitBurn Energy Partners L.P	23	DOCUMENTS INCORPORATED BY REFERENCE	60
GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST AND PROVIDENT	23	PRINCIPAL HOLDERS OF TRUST UNITS	61
		ADDITIONAL INFORMATION	61

SCHEDULE A -	AUDIT COMMITTEE INFORMATION

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

"PERI" means Provident Energy Resources Inc.;

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

"Schlumberger" means Data & Consulting Services Division of Schlumberger Technology Corporation;

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

"TSX" means the Toronto Stock Exchange;

"United States" and "U.S." mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

"Unitholders" means the holders from time to time of the Trust Units.

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

NON-GAAP MEASURES

In this Renewal Annual Information Form, the Trust uses the terms "cash flow", "adjusted cash flow" and "funds flow from operations" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance.  "Cash flow", "adjusted cash flow" and "funds flow from operations" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP.  Therefore, "cash flow", "adjusted cash flow" and "funds flow from operations" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "adjusted cash flow" and "funds flow from operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to "cash flow", "adjusted cash flow" and "funds flow from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust.  The actual amount of cash that is distributed cannot be assured and future distributions may vary.  Management also uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items ("EBITDA"). The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the energy sector.  The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Renewal Annual Information Form and the documents incorporated by reference herein contain forward-looking information or forward-looking statements under applicable securities legislation.  These statements relate to future events or the Trust's future performance.  Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking statements or information in this Renewal Annual Information Form include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information.  In addition, this Renewal Annual Information Form and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources.  Undue reliance should not be placed on forward-looking statements or information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  Forward-looking statements in this Renewal Annual Information Form and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

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

Although the Trust believes that the expectations reflected in the forward-looking statements are  reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information or forward-looking statements contained in this Renewal Annual Information Form and the documents incorporated by reference herein include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of new legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Risk Factors" in this Renewal Annual Information Form.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forwarding looking statements and forward looking information contained in this Renewal Annual Information Form, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;

•	the impact of increasing competition; and
•	the Trust's ability to obtain financing on acceptable terms.
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  The forward-looking statements or information contained or incorporated by reference in this Renewal Annual Information Form are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward looking statements or information contained or incorporated by reference in this Renewal Annual Information Form are expressly qualified by this cautionary statement.

INCORPORATION AND STRUCTURE

The Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.  The head and principal offices of the Trust are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of the Trust is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident

Provident Energy Ltd. is a corporation the common shares of which are wholly-owned by the Trust.  Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to a plan of arrangement involving the Trust, Provident and Founders effective March 6, 2001.  Provident subsequently amalgamated with Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, Provident and Maxx.  Provident was also amalgamated with Richland Petroleum Corporation ("Richland") effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, Provident and Richland.  Provident was amalgamated with Provident Management Corporation pursuant to a management internalization transaction involving the Trust, Provident, Provident Management Corporation and its shareholders effective January 17, 2003.  Provident was also amalgamated with Olympia Energy Inc. and Viracocha Energy Inc. on June 1, 2004 pursuant to plans of arrangement involving the Trust, Provident, Viracocha Energy Inc. and Olympia Energy Inc.  The head and principal offices of Provident are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of Provident is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Holdings Trust

Provident Holdings Trust is an open-end unincorporated commercial trust governed by the laws of the Province of Alberta.  Holdings Trust was formed pursuant to a trust indenture dated April 25, 2002 and is wholly-owned by the Trust.  Holdings Trust currently holds a 99 percent limited partnership interest in the limited partnerships, Provident Acquisitions L.P. and Provident Marketing L.P. and an interest in Provident Midstream L.P.  The head and principal offices of Holdings Trust are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of Holdings Trust is located at 3700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Acquisitions L.P.

Provident Acquisitions L.P. is a limited partnership registered in the Province of Alberta.  Provident Acquisitions L.P. was formed pursuant to a limited partnership agreement dated April 19, 2002.  The general partner of Provident Acquisitions L.P. is Provident which holds a 1 percent interest in the partnership.  Holdings Trust is the limited partner of Provident Acquisitions L.P. with a 99 percent interest in the partnership.  The head and principal offices of Provident Acquisitions L.P. are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of Provident Acquisitions L.P. is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream L.P.

Provident Midstream L.P. is a limited partnership registered in the Province of Alberta.  Provident Midstream L.P. was formed pursuant to a limited partnership agreement dated December 8, 2005.  Provident Midstream L.P. directly and indirectly holds the Canadian partnership interests acquired pursuant to the Midstream NGL Acquisition.  The general partner of Provident Midstream L.P. is Provident GP Inc. which holds a 1 percent interest in the partnership.  Holdings Trust and PMI are the limited partners of Provident Midstream L.P. with a 99 percent total interest in the partnership.  Provident Midstream L.P. also holds a 98.5 percent partnership interest in Empress NGL Partnership, a general partnership formed under the laws of Alberta, which in turn holds a 99 percent partnership interest in Kinetic Resources LPG, a general partnership formed under the laws of Alberta.  The head and principal offices of Provident Midstream L.P. are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of Provident Midstream L.P. is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Acquisitions Inc.

Provident Acquisitions Inc. is a corporation wholly-owned by Provident.  PAI was incorporated under the ABCA on August 19, 2002.  The head and principal offices of PAI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PAI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Inc.

Provident Midstream Inc. is a corporation wholly-owned by Provident and Pro Holding Company.  PMI was incorporated under the ABCA on June 6, 2005.  PMI holds Provident's Redwater Midstream NGL asset and also holds an interest in Provident Midstream L.P.  The head and principal offices of PMI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PMI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta  T2P 4H3.

Provident Energy Resources Inc.

Provident Energy Resources Inc. is a corporation wholly-owned by Provident.  PERI was incorporated under the ABCA on May 9, 2007  PERI amalgamated with Capitol Energy Resources Ltd. on June 21, 2007 and amalgamated with Triwest Energy Inc. on December 4, 2007.  The head and principal offices of PERI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PERI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

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

BreitBurn Energy Partners L.P.

BreitBurn Energy Partners L.P. is a publicly traded Delaware limited partnership formed on March 23, 2006.  BreitBurn MLP is managed by BreitBurn GP LLC, which has a board of directors comprised of 3 directors or officers of Provident, as well as 4 independent directors.  The Trust, through Pro Holding Company, Pro LP Corp. and Pro GP Corp., currently holds approximately 22 percent of the outstanding partnership interests in BreitBurn MLP.  The head and principal offices of BreitBurn MLP are located at 515 S. Flower Street, Suite 4800, Los Angeles, California.  The registered office of BreitBurn MLP is 2711 Centerville Road, Suite 400, Wilmington, Delaware.

INTERCORPORATE RELATIONSHIPS

The following diagram of the Trust, Provident and the Trust's material subsidiaries describes the flow of cash from the oil and gas properties and the natural gas midstream, NGL processing and marketing business to the Trust and from the Trust to the Unitholders.

Provident Energy Trust
Provident Holdings Trust
Royalties
Common Shares
Notes/Royalties
Notes/Royalties
Notes
Notes
Royalties
Provident Energy Ltd.
Notes
Provident Energy Resources Inc.
Provident Acquisitions Inc.
Provident Midstream Inc.
Provident Acquisitions L.P.
Provident Midstream L.P.
Notes
Common Shares
Canada
U.S.
Pro Holding Company (Delaware)
96%
22%
Public Unitholders
77%
Empress NGL Partnership
Kinetic Resources LPG
Pro US LLC (Delaware)
Pro Midstream Company (Delaware)
Breitburn Energy Company L.P. (Delaware)
Breitburn Energy Partners L.P. (Delaware)
Canada
U.S.
25%
75%
Kinetic Resources USA (Michigan)

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

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date in amounts equal to all of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses.  In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Provident to the Trust on notes issued by the Trust from time to time.  It is anticipated however, that the Trust will reinvest a portion of the repayments of principal on the notes outstanding to enable Provident to make capital expenditures to develop or acquire additional energy related assets to enhance cash flow from operations.

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

8.75 Percent Debentures

In September 2003, the Trust issued $75.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The 8.75 Percent Debentures mature on December 31, 2008 and bear interest at a rate of 8.75 percent per annum, payable semi-annually in arrears on June 30 and December 31 in each year.  The 8.75 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of December 31, 2008 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $11.05 per Trust Unit, subject to adjustment in certain circumstances.  After January 1, 2007 and prior to maturity, the Trust may redeem the 8.75 Percent Debentures in whole or in part from time to time at a price of $1,050 per 8.75 Percent Debenture from January 1, 2007 until January 1, 2008 and at a price of $1,025 per 8.75 Percent Debenture thereafter until maturity, in each case plus accrued and unpaid interest.  On redemption or maturity of the 8.75 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 8.75 Percent Debenture holder.  As of March 19, 2008, there was $19.9 million aggregate principal amount of 8.75 Percent Debentures outstanding.

8 Percent Debentures

In July 2004, the Trust issued 50.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The 8 Percent Debentures mature on July 31, 2009 and bear interest at a rate of 8 percent per annum, payable semi-annually in arrears on July 31 and January 31 in each year.

The 8 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of July 31, 2009 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $12.00 per Trust Unit, subject to adjustment in certain circumstances.  After July 31, 2007 and prior to maturity, the Trust may redeem the 8 Percent Debentures in whole or in part from time to time at a price of $1,050 per 8 Percent Debenture from July 31, 2007 until July 31, 2008 and at a price of $1,025 per 8 Percent Debenture thereafter until maturity, in each case plus accrued and unpaid interest.  On redemption or maturity of the 8 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 8 Percent Debenture holder.  As of March 19, 2008, there was $25.1 million aggregate principal amount of 8 Percent Debentures outstanding.

Initial 6.5 Percent Debentures

In March 2005, the Trust issued $100.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The Initial 6.5 Percent Debentures mature on August 31, 2012 and bear interest at a rate of 6.5 percent per annum, payable semi-annually in arrears on August 31 and February 28 in each year.  The Initial 6.5 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of August 31, 2012 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $13.75 per Trust Unit, subject to adjustment in certain circumstances.  After August 31, 2008 and prior to maturity, the Trust may redeem the Initial 6.5 Percent Debentures in whole or in part from time to time at a price of $1,050 per Initial 6.5 Percent Debenture from August 31, 2008 until August 31, 2009, at a price of $1,025 per Initial 6.5 Percent Debenture after August 31, 2009 and on or before August 31, 2010 and after August 31, 2010 and prior to maturity at a price of $1,000 per Initial 6.5 Percent Debenture, in each case plus accrued and unpaid interest.  On redemption or maturity of the Initial 6.5 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the Initial 6.5 Percent Debenture holder.  As of March 19, 2008, there was $99.0 million aggregate principal amount of Initial 6.5 Percent Debentures outstanding.

Supplemental 6.5 Percent Debentures

In November 2005, the Trust issued $150.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The Supplemental 6.5 Percent Debentures mature on April 30, 2011 and bear interest at a rate of 6.5 percent per annum, payable semi-annually in arrears on April 30 and October 31 in each year, commencing April 30, 2006.  The Supplemental 6.5 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of April 30, 2011 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $14.75 per Trust Unit, subject to adjustment in certain circumstances.  After October 31, 2008 and prior to maturity, the Trust may redeem the Supplemental 6.5 Percent Debentures in whole or in part from time to time at a price of $1,050 per 6.5 Percent Debenture from October 31, 2008 until October 31, 2009, at a price of $1,025 per Supplemental 6.5 Percent Debenture after October 31, 2009 and on or before October 31, 2011, in each case plus accrued and unpaid interest.  On redemption or maturity of the Supplemental 6.5 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the Supplemental 6.5 Percent Debenture holder.  As of March 19, 2008, there was $150.0 million aggregate principal amount of Supplemental 6.5 Percent Debentures outstanding.

Debt Financing

The trust has entered into a credit agreement (the "Canadian Credit Facility") dated as of May 4, 2007, as amended, among the Trust, National Bank of Canada, as administrative agent, and a syndicate of Canadian chartered banks and other Canadian and U.S. financial institutions (the "Lenders").  Pursuant to the Canadian Credit Facility, the Lenders have agreed to provide the Trust with a revolving credit facility in the principal amount of $1.105 billion (or the equivalent in U.S. dollars) and an operating credit facility in the principal amount of $20 million (or the equivalent in U.S. dollars) for the general corporate purposes of the Trust.

The Canadian Credit Facility bears interest in accordance with a pricing grid based on Provident's debt to EBITDA multiple calculated using the most recent quarter's EBITDA on an annualized basis.  Based on Provident's EBITDA for the year ended December 31, 2007, the interest rate pursuant to the pricing grid in Canadian bankers acceptance plus 0.85 percent.  The Canadian Credit Facility is secured by a first fixed and floating charge debenture, a general assignment of book debts, a negative pledge and an undertaking to provide, if determined necessary by the Lenders, first charges over major petroleum and natural gas reserves of Provident.

Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans.  At December 31, 2007, $925.3 million was drawn on the Canadian Credit Facility.

The Canadian Credit Facility has a revolving three year term expiring on May 30, 2010.  Provident can extend the revolving period by an additional year, no earlier than 90 days and no later than 30 days prior to the end of the first year of the applicable three year revolving period.  If the Lenders do not extend the revolving period, or Provident chooses not to extend, the credit facility will be terminated and the loan balance will become due and payable in full on the maturity date.

In accordance with the Canadian Credit Facility, the Trust must maintain certain financial covenants so long as any indebtedness is outstanding under the facility and will not assume or create any mortgage, charge or encumbrance on the assets of the Trust or certain subsidiaries other than permitted encumbrances.  In addition, the facility contains other standard covenants restricting the Trust's ability to incur indebtedness, dispose of assets, enter into hedging arrangements or amend, supplement, cancel or terminate any material term of the Trust Indenture (except for any changes that are not adverse to the Lenders).  The Canadian Credit Facility also prohibits distributions to the Unitholders: (i) if they are out of the ordinary course of business; (ii) during the period commencing after a borrowing base shortfall has occurred (as defined in the facility) and ending when such shortfall has been eliminated; (iii) during the period commencing after a default has occurred and ending when such default has been cured; (iv) after an event of default has occurred; (v) after the maturity date; (vi) if they would cause a default or event of default or would impair the ability of the Trust or its subsidiaries to fulfill its obligations under the Canadian Credit Facility or the security provided in respect thereof; and (vii) the aggregate amount of such distributions and payments during the preceding four fiscal quarters exceeds cumulative available cash flow (as defined in the facility).

The events of default under the Canadian Credit Facility include a default in payment of any principal or interest when due, failure to comply with any covenants or conditions, failure to observe or comply with any financial covenant, a change of control of the Trust or certain subsidiaries and other standard events which are typical of credit facilities. The trust has also agreed to indemnify the Lenders in certain circumstances.

In addition, Provident’s U.S. subsidiaries have credit facilities with a borrowing base of U.S. $737.7 million with a syndicate of U.S. banks secured by oil and gas assets of the subsidiaries.  Provident’s U.S. subsidiaries may draw upon the facility by way of U.S. base rate loans, LIBOR loans or letters of credit.  The facilities have a termination date of October 10, 2010.  At December 31, 2007, $375.4 million was drawn on these facilities.

A copy of the Canadian Credit Facility has been filed on SEDAR and is available under the Trust's issuer profile on SEDAR at www.sedar.com.

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

Trust Unit Option Plan

The Trust discontinued its trust unit option plan as of May 2, 2005.  No options were issued under the Option Plan after March 2005 and the Trust does not intend to issue any further options under the Option Plan in the future.  However, options to acquire Trust Units previously granted under the Option Plan will continue to remain exercisable in accordance with their terms.  Additional information concerning the Option Plan is included in the Trust's Proxy Statement and Information Circular dated March 27, 2008.  As of March 19, 2008, there were 1.2 million options granted and outstanding under the Option Plan.

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

The Trust has implemented a premium distribution, distribution reinvestment and optional unit purchase plan (the "DRIP") to provide holders of Trust Units with a means to automatically reinvest sums received on account of distributions on Trust Units. Provident reserves the right to prorate the participation in the DRIP to manage the amount of cash reinvested in the Trust and the Trust Units issued under the DRIP. Computershare Trust Company of Canada, as plan agent, may at the election of a participant (a) purchase Trust Units with the cash distributions at 95 percent of the market value of the Trust Units, or (b) elect to purchase additional Trust Units with the cash distributions and deliver such Trust Units to a broker in exchange for a premium cash distribution equal to an amount up to 102 percent of the monthly cash distribution, or (c) purchase new Trust Units under the optional unit purchase plan at a subscription price of 100 percent of the average market price of the Trust Units.  If a participant has elected either (a) or (b), the plan agent may, on behalf of such participant, purchase additional Trust Units with the cash distributions at the market value of such Trust Units. Residents of Canada are eligible to elect options (a), (b), or (c). Due to regulatory restrictions, residents of the United States are eligible to elect option (a) only at this time.  See "Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan" in this Renewal Annual Information Form.

Taxation of the Trust

The Trust is a unit trust and a mutual fund trust for purposes of the Tax Act.  The legislation implementing the proposals announced by the Department of Finance on October 31, 2006 respecting the taxation of certain "specified investment flow-through" ("SIFT") trusts and SIFT partnerships and their unitholders (the "SIFT Rules") received Royal Assent and became law on June 22, 2007.  The SIFT Rules impose a tax at the entity level on distributions of certain income from SIFT trusts (which would include the Trust) and partnerships at a rate of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholder.  Existing SIFT trusts will have a four-year transition period, and subject to the qualifications below, will not be subject to the SIFT Rules until January 1, 2011.  The application of such legislation is expected to result in adverse tax consequences to the Trust and certain Unitholders, including most particularly Unitholders that are tax deferred trusts (such as registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans) and non-residents of Canada, and may impact cash distributions from the Trust.

Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level.  Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act).  Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

Management believes that the SIFT Rules could impair the value of the Trust Units, which would be expected to increase the cost to the Trust of raising capital in the public capital markets.  In addition, management believes that the SIFT Rules could: (a) reduce the competitive advantage that the Trust and other Canadian trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner, and (b) place the Trust and other Canadian trusts at a competitive disadvantage relative to similar industry competitors such as U.S. master limited partnerships.  The SIFT Rules may make the Trust Units less attractive as an acquisition currency.  As a result, it may become more difficult for the Trust to compete effectively for acquisition opportunities.  There can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the SIFT Rules.

The original proposals indicated that there is no intention to inhibit "normal growth" of a SIFT during the transition period, but "undue expansion" could result in the transition period being "revisited" presumably with the loss of the benefit to the SIFT of that transitional period.  As a result, the adverse tax consequences associated with the SIFT Rules could be realized by the Trust sooner than January 1, 2011.  The SIFT Rules provide that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT trust's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units).  Those safe harbour limits are 40 percent for the period from November 1, 2006 to December 31, 2007, and 20 percent for each calendar 2008, 2009 and 2010.  Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period.  Additional details of the normal growth constraints include the following:

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

While these guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.  See "Risk Factors - General Risk Factors".

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

Provident is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the "Reclamation Fund").  Provident currently funds this reserve at $0.30 per barrel of oil equivalent (converting gas to oil at 6:1) (in 2006 - $0.30; in 2005 - $0.30; in 2004 and 2003 - $0.25 per barrel of oil equivalent and in 2002 and prior - $0.20 per barrel of oil equivalent converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

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

Provident Holdings Trust, Provident Acquisitions L.P., Provident Marketing L.P. and Provident Midstream L.P.

Provident Acquisitions L.P. holds certain southeast Alberta properties and heavy oil wells.  Holdings Trust holds all limited growth units in Provident Midstream L.P., and a 99 percent interest in Provident Marketing L.P. and Provident Acquisitions L.P. and is managed by Provident.  Holdings Trust is wholly-owned by the Trust.  The general partner of Provident Acquisitions L.P. is Provident.  Provident Acquisitions L.P. has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by Provident Acquisitions L.P. after certain cost expenditures and deductions.  The general partner of Provident Marketing L.P. is Provident Marketing Inc. and the general partner of Provident Midstream L.P. is Provident GP Inc.  Provident Midstream L.P. holds, either directly or indirectly through partnerships, all of the assets located in Canada acquired as a result of the Midstream NGL Acquisition, other than minor general partnership interests held by Provident GP Inc., a wholly-owned subsidiary of Provident.  Cash flow from these assets flows to Holdings Trust by way of distributions on limited partnership units and from Holdings Trust to the Trust by way of interest and principal payments on notes issued by Holdings Trust to the Trust.

Provident Energy Resources Inc.

PERI holds the oil and gas assets acquired on the acquisition of Capitol Energy Resources Ltd. and Triwest Energy Inc.  PERI has granted a royalty to the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by PERI.

Provident Acquisitions Inc.

PAI holds certain Alberta and Saskatchewan properties that were acquired through the purchase of Meota Resources Corp.  PAI is managed by Provident and has 67 percent interest in 10101150 Saskatchewan Ltd. and a 0.00001 percent interest in Meota (2000) Partnership.  10101150 Saskatchewan Ltd. holds a 59.9999 percent interest in the Meota (2000) Partnership.  Provident holds a 40 percent interest in the Meota (2000) Partnership. PAI has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by PAI after certain cost expenditures and deductions.

Provident Midstream Inc.

PMI holds the Redwater Midstream NGL Assets and an interest in Provident Midstream L.P.  The Trust receives cash flow generated by PMI by way of interest and principal payments on debt owing from PMI to the Trust.

Pro Holding Company

PHC owns all of the outstanding shares of Pro LP Corp. and Pro GP Corp. which in turn own approximately 96 percent of the outstanding partnership interests in BEC L.P. and approximately 22 percent of the outstanding partnership interests of BreitBurn MLP.  PHC also owns all of the shares of Pro US LLC and Pro Midstream Company which in turn hold all of the partnership interests in the Kinetic Resources U.S.A. partnership.  Pro US LLC holds all of the assets located in the U.S. acquired as a result of the Midstream NGL Acquisition, other than those held by the Kinetic Resources U.S.A. partnership.  PHC also owns all of the common shares of PMI.

BreitBurn Energy Company L.P.

BEC L.P. holds certain of the oil and gas properties in California acquired pursuant to the BreitBurn Acquisition and the Orcutt Hill Properties acquired pursuant to the Orcutt Hill Acquisition.  The Trust currently indirectly holds approximately 96 percent of the outstanding partnership interests of BEC L.P. with the remaining approximately 4 percent of the partnership interests held by BreitBurn's co-founders and co-chief executive officers.  Cash flow from the oil and gas properties and related tangibles held by BEC L.P. is distributed to BEC L.P.'s partners, BreitBurn Energy Corporation, Pro LP Corp. and Pro GP Corp. and from Pro LP Corp. and Pro GP Corp. to the Trust in the form of dividends, debt repayments and interest payments on intercompany debt.

BEC L.P. continues to operate and report as a business line of the Trust.

BreitBurn Energy Partners L.P.

The assets of BreitBurn MLP consist primarily of crude oil reserves in the Los Angeles basin in California and the Wind River and Big Horn basins in central Wyoming, as well as Texas and Florida, and gas reserves in Michigan, Indiana and Kentucky.  BreitBurn MLP also holds the membership interests of Nautilus, which holds oil and gas producing properties in the State of Wyoming.  BreitBurn MLP is a publicly traded master limited partnership managed by its general partner, BreitBurn GP LLC, whose board of directors consists of 3 directors or officers of Provident and 4 independent directors.

The Trust indirectly holds approximately 22 percent of the outstanding partnership interests in BreitBurn MLP.  The co-founders and co-chief executive officers of BEC L.P. hold approximately 1 percent of the partnership interests in BreitBurn MLP, with the public holding the remaining 77 percent of the partnership interests in BreitBurn MLP.  The limited partnership units are listed for trading on the NASDAQ.

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

On October 20, 2005, the Trust signed an agreement with a large oil and gas company to provide rail offloading and terminalling services for condensate to be used as a heavy oil diluent.  A new condensate offloading facility was built at Provident's NGL fractionation plant at Redwater, Alberta.  The existing Redwater plant has been expanded to offload and re-deliver an additional 60,000 barrels per day of condensate for the counterparty and other heavy oil producers.  The expansion also included a new multi-product truck loading facility.  These new terminals complement the existing pipeline connections to and from the plant and were completed in the second quarter of 2006, at a total cost of approximately $50 million.  Full utilization of this facility's capacity is expected by management of Provident to increase the current western Canadian diluent supply by more than 15 percent.

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

On January 17, 2006, the Trust announced the appointment of Mr. David I. Holm to the newly-created position of Executive Vice President, Finance and Strategy, effective February 1, 2006. Mr. Holm is responsible for overseeing corporate functions at Provident, including finance, strategy, planning, business development, risk management, and communications.  On March 28, 2006, Mr. Holm was appointed Corporate Secretary.

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

Effective June 30, 2006, Randall J. Findlay, the President of Provident, retired from his management responsibilities with Provident.  Mr. Findlay remains on the board of directors of Provident.  Thomas W. Buchanan, the Chief Executive Officer of Provident, was also appointed President of Provident following Mr. Findlay's resignation.

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

On October 4, 2006, BreitBurn MLP priced its initial public offering of 6,900,000 common units at U.S. $18.50 per limited partnership unit and the units began trading October 4, 2006 on the NASDAQ Global Select Market under the ticket symbol "BBEP."  After this transaction, the Trust owned approximately 66 percent of BreitBurn MLP.

In May 2007, BreitBurn MLP completed two oil and gas property acquisitions, one in Florida for cash consideration of U.S. $108.1 million and one in California for cash consideration of U.S. $92.5 million.  The acquisitions were financed by the issue of units by BreitBurn MLP to institutional investors, decreasing the Trust's ownership in BreitBurn to approximately 50 percent.

On May 3, 2007, the Trust entered into an acquisition agreement with Capitol Energy Resources Ltd.  ("Capitol") pursuant to which the Trust agreed to make an offer to purchase all of the issued and outstanding common shares of Capitol (the "Capitol Shares"), including Capitol Shares that became outstanding upon exercise of options to purchase Capital Shares, at a price of $8.16 in cash for each Capitol Share.

In conjunction with the acquisition of Capitol, the Trust entered into a bought deal agreement with a syndicate of underwriters to issue 29,313,727 subscription receipts at a price of $12.75 per subscription receipt for gross proceeds of approximately $373.75 million.   Each subscription receipt holder automatically received one Trust Unit on June 20, 2007, the date the Trust acquired the Capitol Shares.

On June 20, 2007, the Trust announced that PERI had acquired approximately 96.2% of the outstanding Capitol Shares for $8.16 in cash per share. Following the expiry of the offer, PERI acquired the remaining

Capitol Shares pursuant to the compulsory acquisition provisions of the ABCA.  The Capitol Shares were de-listed from the TSX on June 21, 2007.  Effective June 21, 2007, PERI and Capitol were amalgamated with the amalgamated company continuing under the name "Provident Energy Resources Inc.".

The total cash amount paid by the Trust to purchase all of the outstanding Capitol Shares was approximately $466 million.  The Trust also assumed Capital's net debt of approximately $41 million.  The Trust satisfied the funding requirements for the Capitol Shares from existing credit facilities and from the proceeds of the offering of subscription receipts of the Trust.

On September 12, 2007, the Trust announced the acquisition of gas-weighted producing assets by BreitBurn MLP.  BreitBurn MLP signed a definitive agreement to acquire all of the natural gas, oil and midstream assets in Michigan, Indiana and Kentucky of Quicksilver Resources Inc. ("Quicksilver") for US$750 million in cash and 21.348 million BreitBurn MLP common units.  BreitBurn MLP acquired the Quicksilver gas-weighted producing assets located primarily in the Michigan Antrim Shale.

BreitBurn MLP financed the Quicksilver acquisition with a combination of a private placement of new equity, bank debt, and a vendor take-back by Quicksilver of 21.348 million common units of BreitBurn MLP.  The Trust did not participate in the equity offering.  The BreitBurn MLP transaction reduced the Trust's ownership in BreitBurn MLP from approximately 50 percent to approximately 22 percent.  The Trust continues to control BreitBurn MLP through its 96 percent ownership of BreitBurn GP LLC, the general partner.

On October 22, 2007, the Trust entered into an acquisition agreement with Triwest Energy Inc. ("Triwest") pursuant to which the Trust agreed to make an offer to purchase all of the issued and outstanding class "A" voting common shares of Triwest (the "Triwest Shares"), including Triwest Shares that became outstanding upon exercise of options to purchase Triwest Shares, for 0.6539 Trust Units and $0.1569 in cash for each Triwest Share.  Triwest was an independent company engaged in the acquisition, exploration, development and production of oil and natural gas in western Canada, with operations principally conducted in Saskatchewan.

On December 4, 2007, the Trust announced that PERI had acquired 9,533,279 of the outstanding Triwest Shares, representing approximately 99.7% of the outstanding Triwest Shares (calculated on a diluted basis), pursuant to the offer.  PERI acquired the remaining Triwest Shares not deposited pursuant to the offer in accordance with the compulsory acquisition procedures of the ABCA following the expiry time.  An aggregate of 6,251,149 Trust Units were issued and approximately $1.5 million in cash paid in payment of all of the outstanding Triwest Shares.

PERI and Triwest were subsequently amalgamated on December 4, 2007 with the resulting amalgamated company continuing as "Provident Energy Resources Inc."

On February 5, 2008, the Trust outlined the strategic initiatives it was undertaking respecting its investment in its U.S. businesses, BreitBurn MLP and BEC L.P.   The Trust also provided an update with respect to its planning process initiated to facilitate business growth and performance and access to capital.  The planning process has also been in response to the Canadian Federal Government's decision to impose growth restrictions on Canadian energy trusts and, effective 2011, to implement a tax on income trust distributions.

The Trust has initiated a strategic review process for its U.S. operations which will assess, among other things, the possible sale of the BreitBurn MLP master limited partnership units owned by the Trust, as well as the Trust's interest in BreitBurn GP LLC ("the General Partner"), the general partner of BreitBurn MLP and also its interest in BEC L.P.  The Trust currently owns approximately 14.8 million units or approximately 22% of BreitBurn MLP including units held by the General Partner of which the Trust indirectly owns approximately 96%.  The Trust, through a wholly owned subsidiary, indirectly owns approximately 96% of BEC L.P.  The strategic review process will be ongoing and while it is the Trust's intention to monetize its U.S. investment, there is no certainty that this process will result in any changes to the Trust's ownership stake in its U.S. holdings.  The Trust has retained a financial advisor in connection with its strategic review process.

The Trust delivered an offer to BreitBurn MLP providing BreitBurn MLP the opportunity to acquire BEC L.P. as an initial step in its strategic review process.  The offer was delivered in accordance with the Trust's obligations to BreitBurn under an omnibus agreement between the Trust and BreitBurn MLP.  The offer formally expired and the Trust expects to initiate a formal auction sales process respecting BEC L.P., all in accordance with the omnibus agreement.

The Trust continues to assess its business plans and corporate structure as part of its overall planning in order to optimize business performance, facilitate business growth, improve overall access to capital and enhance the cost of capital for the Trust's businesses.  This planning is also required to respond to the challenges arising from the Canadian Federal Government's decision to impose growth restrictions on Canadian energy trusts and, effective 2011, to implement a tax on income trust distributions.

The Trust intends through this planning initiative to consider the most viable strategic and structural options available to the Trust with the objectives of capturing and protecting unitholder value going forward.  Certain options under consideration include the separation of the oil and natural gas production and the midstream components of the Trust's Canadian business.  The possible separation of the upstream and midstream businesses or other alternatives reflect the Trust's view that the full value of the component parts of the business are not currently being realized in the market.  The Trust cautions that the planning required before implementation of any plans will be lengthy and complex and there is no certainty that the planning will result in significant changes to the Trust.

The Trust's planning initiatives will not impact the Trust's capital program, budget or guidance.  The Trust believes the initiative confirms its belief in the high quality of its asset base, the strength of its operations and the excellence of its people.  Accordingly, throughout the planning initiative, the Trust will operate its Canadian businesses in the ordinary course and continue to execute its business plan and to assess and undertake strategic growth initiatives.

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

With respect to the oil and gas production business, Provident is focused on the acquisition, development, exploitation, production and marketing of crude oil and natural gas.  Provident's energy portfolio is located in some of the most stable and predictable producing regions in Western Canada and the United States.  In management's opinion, these areas generally offer low to medium risk development potential and a well developed operational infrastructure, which is suited to a trust.  Provident focuses its development activities on low risk drilling opportunities that can be used to partially offset production declines.

Provident's natural gas midstream, NGL processing and marketing business adds an additional dimension to the Trust – one with relatively small maintenance capital requirements.  This provides the Trust with more stable, longer life cash flows and provides the Trust access to a broader range of growth opportunities along the energy value chain.

A disciplined integrated risk management strategy is employed by Provident, focusing on stabilizing cash flow.  To this end, Provident uses both financial and physical contracts to reduce the volatility of crude, natural gas and NGL prices.

Risk Management

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management group executes the program with oversight from the Risk Management Committee (“RMC”), which provides regular reports to the Board of Directors.

Provident’s Risk Management group monitors risk exposure by generating and reviewing counterparty credit exposure and mark-to-market reports of its outstanding derivative contracts.  Provident’s monitoring activities also include reviewing available hedging structures, regulatory changes and bank, analyst and legal reports.

The status of key risk exposures is regularly communicated to Provident’s executive and business lines. External audiences receive regular risk updates through quarterly and annual reports.

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

Oil and Natural Gas Hedging

Provident’s hedging program employs derivative instruments, such as puts, participating swaps and costless collars, to protect a floor level of Provident’s EBITDA (earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items) on a portion of the oil and gas sold.  At the same time, these instruments enable Provident to retain various levels of participation to the extent oil and gas prices rise.  Provident may also use fixed price derivative instruments for its oil and natural gas business lines to protect acquisition economics.

The major identified risks for the oil and natural gas business lines (COGP and USOGP) are commodity price volatility and market location differentials. Provident addresses these risks using a hedging program designed to protect a portion of its cash flow in order to support continued unitholder distributions, capital programs and bank financing.

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

Provident responds to these risks using a hedging program that protects a margin or floor level of EBITDA on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment.  For longer-term hedges, Provident hedges crude oil in place of NGLs. Provident may replace these hedges with actual NGL hedges as market conditions allow. This strategy enables Provident to mitigate commodity price risk related to its NGL production business up to five years into the future.

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

Provident’s foreign exchange hedging strategy reduced the effect of the 13 percent appreciation of the Canadian dollar relative to the U.S. dollar in 2007.  Provident regularly sells or purchases forward a portion of expected U.S. cashflows.  Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price.  Provident may also use derivative products that provide for insurance against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

Power

Power is a significant cost to Provident.  Provident manages volatile power costs by purchasing derivative contracts that fix the cost of power for a pre-determined time period.

Details of the financial instruments in place at December 31, 2007 are summarized in Note 13 to the Trust's audited consolidated financial statements for the year ended December 31, 2007 and are incorporated by reference herein.  The Trust's audited consolidated financial statements for the year ended December 31, 2007 have been filed on SEDAR and are available under the Trust's issuer profile at www.sedar.com.

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment.  A formal credit review is required for counterparties entering into a commodity contract with Provident.  This review determines an approved credit limit.  Counterparty exposures are regularly monitored and an annual review of all active counterparties is performed.  In addition, the policy sets criteria to ensure that Provident has a diversified base of creditors.

Insurance

Provident purchases property insurance, business interruption insurance, liability/pollution insurance and well control insurance to manage the risks associated with the operation of Provident's assets. Provident also purchases directors & officers insurance.

OIL AND NATURAL GAS OPERATIONS

Provident's Canadian reserves were evaluated by McDaniel and AJM effective December 31, 2007, in accordance with NI 51-101.  Provident's U.S. reserves were evaluated by NSAI and Schlumberger effective December 31, 2007 in accordance with NI 51-101.  McDaniel, AJM, NSAI and Schlumberger are independent qualified reserves evaluators appointed pursuant to NI 51-101.  The McDaniel evaluation report is dated February 15, 2008 with a preparation date of December 31, 2007.  The AJM evaluation report is dated February 21, 2008 with a preparation date of December 31, 2007.  The Schlumberger evaluation report is dated February 29, 2008 with a preparation date of December 31, 2007.  The NSAI evaluation report is dated February 25, 2008 with a preparation date of December 31, 2007.

The Trust's Statement of Reserves Data and Other Oil and Gas Information on Form 51-101F1, the Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2 from each of McDaniel, AJM, NSAI and Schlumberger dated February 15, 2008, February 21, 2008, February 25, 2008 and February 29, 2008, respectively and the Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3 dated March 6, 2008 have been filed on SEDAR at www.sedar.com and are incorporated by reference in this Renewal Annual Information Form.

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

NGL Transportation

The efficient movement of NGL products in Canada requires significant infrastructure, including transportation assets (pipelines, trucks, rail cars), storage facilities and terminals (rail and truck).  The most efficient and the lowest cost means for moving NGL products to markets is by pipeline.  The Canadian NGL sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities, and NGLs to fractionation facilities, petrochemical complexes, underground storage facilities and the final customer.  Truck and rail account for a significant amount of the NGLs transported in Alberta, with pipelines serving as the main mode of transport.  Provident has the capacity to move NGLs throughout North America via pipeline, truck or rail.  In addition to its extensive pipeline network, Provident has long term leases on approximately 835 rail cars.

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

Midstream services and marketing assets

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines.

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

The income for this business line is primarily driven by the pricing relationship of natural gas at AECO to NGL values in Mont Belvieu, Texas.  Provident purchases the NGLs from suppliers at Empress at gas values and then extracts the NGLs from the gas at the various straddle plants.  Propane, butane and condensate prices trend on a pricing relationship to crude oil.  Provident sells this product and other acquired specification product into key market areas such as Ontario, Quebec, and the Eastern Seaboard.  The higher the ratio of the WTI crude oil price to the natural gas price at AECO (the fractionation spread ratio "frac spread ratio"), the higher the gross operating margin this business line will typically deliver.  There has also, however, historically been a differential between propane, butane and condensate prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes.

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

•	A rail car fleet of approximately 485 rail cars.

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

The Commercial Services business line is comprised of the following:

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

Toronto Stock Exchange

Trust Units (PVE.UN)

Period	High ($)	Low ($)	Volume (000's)
2007
January	$12.80	$11.63	6,255
February	$12.75	$12.05	4,909
March	$13.02	$11.93	5,366
April	$13.57	$12.44	6,028
May	$13.29	$12.41	12,590
June	$12.87	$12.38	10,904
July	$12.99	$12.17	12,893
August	$12.63	$11.02	13,282
September	$12.70	$11.85	9,723
October	$12.70	$11.89	10,803
November	$12.65	$10.07	11,194
December	$10.58	$9.60	13,587

8.75 Percent Debentures (PVE.DB.A)

Period	High ($)	Low ($)	Volume
2007
January	$110.02	$106.18	580
February	$114.21	$112.70	1,470
March	$116.46	$113.80	960
April	$121.34	$113.02	1,950
May	$117.50	$108.77	760
June	$114.38	$107.92	200
July	$115.12	$106.52	51,730
August	$112.00	$108.49	270
September	$114.00	$112.00	600
October	$114.81	$108.52	1,940
November	$111.88	$96.66	2,140
December	$106.00	$97.01	1,860

8 Percent Debentures (PVE.DB.B)

Period	High ($)	Low ($)	Volume
2007
January	$106.25	$105.65	9,850
February	$110.00	$106.50	2,210
March	$110.00	$106.10	3,265
April	$114.99	$107.54	41,900
May	$108.74	$105.50	8,430
June	$107.84	$106.00	8,330
July	$108.92	$105.02	4,980
August	$105.00	$102.00	1,800
September	$106.26	$103.05	9,610
October	$105.78	$103.22	12,300
November	$103.02	$97.62	37,000
December	$101.47	$99.35	9,570

Initial 6.5 Percent Debentures (PVE.DB.C)

Period	High ($)	Low ($)	Volume
2007
January	$102.55	$99.99	25,390
February	$101.74	$100.00	25,350
March	$101.74	$100.26	54,140
April	$105.77	$100.34	25,630
May	$102.99	$101.42	32,420
June	$102.75	$101.04	6,560
July	$102.25	$99.51	7,340
August	$100.48	$97.00	31,050
September	$99.25	$98.00	10,060
October	$100.99	$97.26	33,560
November	$99.74	$96.00	30,920
December	$96.79	$90.00	4,650

Supplemental 6.5 Percent Debentures (PVE.DB.D)

Period	High ($)	Low ($)	Volume
2007
January	$100.99	$98.31	28,965
February	$99.74	$96.09	18,370
March	$99.99	$97.75	1,630
April	$101.93	$96.26	93,490
May	$101.79	$100.00	20,480
June	$101.99	$98.00	22,150
July	$101.19	$97.01	8,320
August	$99.43	$93.26	7,630
September	$99.49	$96.01	6,930
October	$98.74	$95.01	10,270
November	$98.74	$93.51	31,890
December	$96.25	$90.00	44,490

New York Stock Exchange

Trust Units (PVX)

Period	High (U.S.$)	Low (U.S.$)	Volume (000's)
2007
January	$10.94	$9.97	22,041
February	$10.89	$10.34	15,260
March	$11.24	$10.10	17,107
April	$12.08	$10.76	18,623
May	$12.00	$11.54	22,743
June	$12.20	$11.61	20,193
July	$12.45	$11.70	18,618
August	$12.00	$10.00	21,773
September	$12.73	$11.37	17,494
October	$13.25	$12.12	17,925
November	$13.55	$10.05	27,850
December	$10.55	$9.65	29,282

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

Distribution Amount (Cdn$)	Distribution Amount (US$)(1)

2001 March - December	$2.54	$1.64

2002 January - December	$2.03	$1.29

2003 January - December	$2.06	$1.47

2004
January - December	$1.44	$1.10

Distribution Amount (Cdn$)	Distribution Amount (US$)(1)
2005
January - December	$1.44	$1.20

2006
January - December	$1.44	$1.26

2007
January - December	$1.44	$1.35

2008
January	$0.12	$0.12
February	$0.12	$0.12
March	$0.12	$0.12
Total to date for 2008	$0.36	$0.36

Since its inception, the Trust has paid an aggregate of $12.75 (U.S.$9.67) in cash distributions to Unitholders.

Note:
(1)	The exchange rate is based on the Bank of Canada noon rate on the payment date.

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

The Plan was implemented in May 2002. The following table provides the details of the DRIP since January 2006.

		Premium Distribution	5 percent Discounted Unit Price for Distribution Reinvestment Purchase Plans
Payable Date	Regular Distribution	102 percent of Regular Distribution(1)	15 Day Weighted Average Unit Price(2)	5 percent Discounted Unit Price
14-March-08	$0.12	$0.1224	$10.6251	$10.0938
15-Feb-08	$0.12	$0.1224	$10.1047	$9.5995
15-Jan-08	$0.12	$0.1224	$10.0892	$9.5847
14-Dec-07	$0.12	$0.1224	$10.3798	$9.8608
15-Nov-07	$0.12	$0.1224	$12.2344	$11.6227
15-Oct-07	$0.12	$0.1224	$12.5390	$11.9121
14-Sept-07	$0.12	$0.1224	$12.1125	$11.5069
15-Aug-07	$0.12	$0.1224	$12.3412	$11.7241
13-Jul-07	$0.12	$0.1224	$12.6583	$12.0254
15-Jun-07	$0.12	$0.1224	$12.6321	$12.0005
15-May-07	$0.12	$0.1224	$13.0121	$12.3615
13-Apr-07	$0.12	$0.1224	$12.7197	$12.0837
15-Mar-07	$0.12	$0.1224	$12.3966	$11.7768
15-Feb-07	$0.12	$0.1224	$12.3681	$11.7497
13-Jan-07	$0.12	$0.1224	$12.2272	$11.6158
15-Dec-06	$0.12	$0.1224	$12.6249	$11.9937
15-Nov-06	$0.12	$0.1224	$12.1807	$11.5717
14-Oct-06	$0.12	$0.1224	$12.7208	$12.0848
15-Sept-06	$0.12	$0.1224	$14.0002	$13.3002
15-Aug-06	$0.12	$0.1224	$13.9400	$13.2430
15-Jul-06	$0.12	$0.1224	$13.8654	$13.1721
15-Jun-06	$0.12	$0.1224	$13.7283	$13.0419
13-May-06	$0.12	$0.1224	$13.3193	$12.6533
15-Apr-06	$0.12	$0.1224	$13.1042	$12.4490
15-Mar-06	$0.12	$0.1224	$12.3241	$11.7079
15-Feb-06	$0.12	$0.1224	$12.3995	$11.7795
14-Jan-06	$0.12	$0.1224	$12.8715	$12.2279

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

Materials relating to the DRIP are available on SEDAR at www.sedar.com or the Trust's website at www.providentenergy.com or by contacting Provident by phone at (403) 296-2233 or by mail at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of Provident, their principal position with Provident and their principal occupations.  The Trust does not have any directors or officers.  All of the persons listed below have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below.  Each of the directors below will remain in office until the next annual meeting of Unitholders scheduled on May 8, 2008.

Name and Background	Number of Trust Units Beneficially Owned or Controlled or Directed
John B. Zaozirny(2) of Calgary, Alberta is Chairman of the Board. He also serves as counsel to the law firm of McCarthy Tétrault llp and Vice-Chairman of Canaccord Capital Corporation. He has been a director of Provident since 2001 and is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Trust, Coastal Energy Company, Computer Modelling Group Ltd., Candax Inc., Fording Canadian Coal Trust, IPSCO Inc., Pengrowth Energy Trust and TerraVest Income Fund.	60,336

Grant D. Billing(2) of Calgary, Alberta is the Chairman and Chief Executive Officer and a director of Superior Plus Inc., a diversified trust, since 1998.  He has been a director of Provident since 2001.   He is also a director of BreitBurn Energy Partners LP.
100,000(4)

Thomas W. Buchanan of Calgary, Alberta has been the Chief Executive Officer and a director of Provident since March 2001.  Mr. Buchanan has also been the President of Provident since June 30, 2006.  Prior thereto he was Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001.  He is also a director of Churchill Energy Inc., Athabasca Oilsands Corp. and BreitBurn Energy Partners LP.
930,696(4)

Hugh A. Fergusson(1)(3) of Calgary, Alberta is the former Vice President and Director with Dow Chemical Canada Inc.  He has been a director of Provident since 2005 and is also a director of Canexus Income Fund.
5,000(4)

Randall J. Findlay(3) of Calgary, Alberta has been a director of Provident since March 2001. Mr. Findlay was also the President of Provident from March 2001 until June 30, 2006. Prior thereto he was Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001. He is also a director of Canadian Helicopters Income Fund, Ellis Don, Pembina Pipelines Income Fund, Superior Plus Inc. and BreitBurn Energy Partners LP.	745,378

Norman R. Gish(2) of Calgary, Alberta is an independent businessman.  Prior thereto, he was Chairman, President and Chief Executive Officer of Alliance Pipeline Ltd. and Aux Sable Liquid Products Inc.  He has been a director of Provident since 2003 and is also a director of Railpower Technologies Corp. and Superior Plus Inc.
7,000(4)

Bruce R. Libin(1)(3) of Calgary, Alberta is the Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp., a resource services company, since December 2000. He has also been President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. He has been a director of Provident since 2001 and is also Chairman of Winstar Resources Ltd.	140,626

Dr. Robert W. Mitchell(3) of Calgary, Alberta has been an independent businessman since September 2003. From 1984 to September 2003, he was Executive Vice President of Talisman Energy Inc., a public oil and gas company. He has been a director of Provident since 2004 and is also a director of Winstar Resources Ltd.	26,000

M.H. (Mike) Shaikh(1) of Calgary, Alberta is a chartered accountant. He has been a director of Provident since 2001 and is also a director of Churchill Energy Inc. and BNP Resources Inc.	139,610(4)

Jeffrey T. Smith(2)(3) of Calgary, Alberta is an independent businessman. He has been a director of Provident since 2001 and is also a director of Compton Petroleum Ltd. and Cordero Energy Inc.	10,900

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Governance, Human Resources and Compensation Committee.
(3)	Member of the Reserves, Operations and Environment, Health and Safety Committee.
(4)
Mr. Billing also holds $792,000 principal amount of the Initial 6.50 Percent Debentures.  Mr. Buchanan also holds $100,000 of the Supplemental 6.50 Percent Debentures.  Mr. Fergusson also holds $100,000 of the Supplemental 6.50 Percent Debentures.  Mr. Shaikh also holds $250,000 principal amount of the Supplemental 6.50 Percent Debentures. Mr. Gish also holds $20,000 principal amount of the 8.75 Percent Debentures and also holds $110,000 principal amount of the Supplemental 6.50 Percent Debentures.

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

David I. Holm

Executive Vice President, Finance, Strategy and Business Development and Corporate Secretary

Mr. Holm received his Bachelor of Commerce Degree from the University of Alberta and his Bachelor of Laws Degree from the University of Western Ontario.  He was called to the Alberta Bar in 1986.  Mr. Holm has spent six years as a senior banker and most recently was Managing Director, North American Energy with TD Securities Inc. prior to joining Provident in 2006. Prior to his move into investment banking, Mr. Holm practiced securities law for 15 years, most recently as a partner with Macleod Dixon LLP.

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

Lynn M. Rannelli

Assistant Corporate Secretary

Ms. Rannelli received her Business Management Certificate from the University of Calgary.  Ms. Rannelli joined Provident in 2001, following the acquisition of Maxx Petroleum Ltd. and has over 20 years of experience in Corporate Administration, Human Resources, Records Management, Investor Relations and Communications.  Ms. Rannelli is a member of the Canadian Society of Corporate Secretaries.

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

Mark N. Walker

Senior Vice President, Finance and Chief Financial Officer

Mr. Walker received his Bachelor of Commerce in Accounting from the University of Calgary and later received his Certified Management Accountant designation.  Mr. Walker began his career in 1988 and held positions of increasing responsibility prior to joining Founders Energy in 1996 as Controller. Prior to the appointment to his current position, Mr. Walker was Vice President Finance and Chief Financial Officer of Provident since March 2001. Mr. Walker has over 20 years of experience in petroleum finance and accounting.

Committees of the Board

During the year ended December 31, 2007, the Board of Directors had three committees – the Audit Committee, the Reserves, Operations and Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee.  In addition, the Trust has established one additional committee in 2006 – the Disclosure Committee, which is comprised entirely of members of management.  Membership in each committee is set forth below.

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

Conflicts of Interest

The directors and officers of Provident are engaged in and will continue to engage in other activities in the energy industry and, as a result of these and other activities, the directors and officers of Provident may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Provident is not aware of any existing or potential material conflicts of interest between Provident and a director or officer of Provident.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of three members, all of whom are independent and financially literate, as defined by Multilateral Instrument 52-110 Audit Committees.

Audit Committee Charter

The full text of the Trust's Audit Committee Charter is set forth in Schedule A of this Annual Information Form.

Relevant Education and Experience of Each Audit Committee Member

The following table sets out the relevant education and experience of each of the members of the Audit Committee:

Name	Independent	Financially Literate	Relevant Education and Experience

M.H. (Mike) Shaikh, FCA	Yes	Yes
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

Hugh A. Fergusson, LLB	Yes	Yes
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

External Auditor Service Fees

The following table sets forth information about the fees billed to the Trust and its Canadian and U.S. subsidiaries for professional services provided by PricewaterhouseCoopers llp during fiscal 2007 and 2006.  PricewaterhouseCoopers llp is independent in accordance with the auditor's rules of professional conduct in Canada.

(CDN$)	2007	2006
Audit Fees	$2,893,800	$2,680,800
Audit-Related Fees	590,600	1,244,900
Tax Fees	675,900	1,207,500
All Other Fees	173,300	-
Total	$4,333,600	$5,133,200

Audit Fees

Fees for audit services totalled approximately $2.9 million in 2007 and approximately $2.7 million in 2006, including fees associated with the annual audit, the reviews of the Trust's quarterly reports, statutory audits and regulatory filings.  These fees include approximately $1.7 million in 2007 and $1.5 million in 2006 directly related to U.S. operations.  Fees in 2007 have increased as a result of growth in the Trust by acquisition.

Audit-Related Fees

Fees for audit-related services totalled approximately $0.6 million in 2007 and approximately $1.2 million in 2006.  Audit related services include consultations concerning documents filed with respect to audits in connection with proposed or completed acquisitions and for 2007 included work related to BreitBurn MLP.

Tax Fees

Fees for tax services totalled approximately $0.7 million in 2007 and approximately $1.2 million in 2006.  Fees for tax services include tax compliance, tax planning and tax advice services.

All Other Fees

Fees for all other services totalled approximately $0.2 million in 2007.

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

The Government of Alberta receives royalties on the production of natural resources from lands in which it owns the mineral rights.  On October 25, 2007, the Government of Alberta unveiled a new royalty regime.  The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to price and production levels and will apply to both new and existing conventional oil and gas activities and oil sands projects.

Royalties payable pursuant to petroleum and natural gas leases with the Government of Alberta are ad valorem royalties, assessed on a sliding scale where the rate changes depending on oil or natural gas prices and the level of production.  Royalties payable to the Crown in right of the Province of Alberta (the "Crown") currently are 30 and 35 percent in the case of old and new conventional oil, respectively, from 5 to 35 percent in the case of natural gas, and from 15 to 50 percent in the case of natural gas liquids.

Under the new royalty regime, it is proposed that the royalty for conventional oil will be determined based upon a sliding rate formula containing elements that account for oil price and well production, and specialty royalty programs will be eliminated along with "old" and "new" tiers.  Royalty rates for conventional oil will range up to 50 percent, with rate caps once the price of conventional oil reaches Cdn.$120 per barrel.

Under the new royalty regime, it is proposed that natural gas royalties will be set by a sliding rate formula sensitive to price and well production, and vintages will be eliminated along with certain specialty royalty programs, though a form of deep gas royalty holiday will be retained and lower royalty rates will be applied over a wider price range for wells with less productivity.  Royalty rates for natural gas will range from five percent to 50 percent with rate caps once the price of natural gas reaches $16.59/gj.  A shallow rights reversion program will also be implemented that will result in the reversion to the Crown in Alberta of mineral rights to underdeveloped geological formations above developed zones.  Royalties for natural gas liquids will be set at 40 percent for pentanes and 30 percent for butanes and propane.

The implementation of the proposed changes to the royalty regime in Alberta is subject to certain risks and uncertainties.   The significant changes to the royalty regime require new legislation, changes to existing regulations and development of proprietary software to support the calculation and collection of royalties.  Additionally, certain proposed changes contemplate further public and/or industry consultation.  There may be modifications introduced to the proposed royalty structure prior to the implementation thereof.

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

In December, 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business as usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. It remains uncertain whether the Kyoto target of 6% below 1990 emission levels will be enforced in Canada. The Federal Government has introduced legislation aimed at reducing greenhouse gas emissions using an "intensity based" approach, the specifics of which have yet to be determined. Bill C 288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. On April 26, 2007, the Federal Government released its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan") also known as ecoACTION which includes the regulatory framework for air emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy using products. The Government of Canada and the Province of Alberta released on January 31, 2008 the final report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force, which recommends among others: (i) incorporating carbon capture and storage into Canada's clean air regulations; (ii) allocating new funding into projects through competitive process; and (iii) targeting research to lower the cost of technology.

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change" (the "Updated Action Plan") which provides some additional guidance with respect to the Government of Canada's plan to reduce greenhouse gas emissions by 20% by 2020 and by 60% to 70% by 2050. The Updated Action Plan is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas and refining industries. The Updated Action Plan is intended to force industry to reduce greenhouse gas emissions and to create a carbon emissions trading market, including an offset system, to provide incentives to reduce greenhouse gas emission and establish a market price for carbon. The Updated Action Plan provides for: (i) mandatory reductions of 18% from the 2006 baseline starting in 2010 and by an additional 2% in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (natural gas) with a 2% reduction below the third years intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based carbon capture and storage or other green technologies intensity. For the upstream oil and gas industry, the Updated Action Plan also provides for a company threshold of 10,000 boe/day and facility threshold of 3,000 tonnes of CO2.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the "EPEA") and the Oil and Gas Conservation Act (Alberta) (the "OGCA"). The EPEA and OGCA impose environmental standards, require compliance, reporting and monitoring obligations, and impose penalties. In 2006, the Alberta Government enacted regulations pursuant to the EPEA to specifically target sulphur oxide and nitrous oxide emissions from industrial operations including the oil and gas industry. In addition, the reduction emission guidelines outlined in the Climate Change and Emissions Management Amendment Act came into effect on July 1, 2007. Under this legislation, Alberta facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12%.  Companies have three options to choose from in order to meet the reduction requirements outlined in this legislation, and these are: (i) by making improvement to operations that result in reductions; (ii) by purchasing emission credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emission; or (iii) by contributing to the Climate Change and Emissions Management Fund.  Companies can either choose one of these options or a combination thereof. The Trust is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. The Trust believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

On January 24, 2008, the Alberta Government announced a new climate change action plan that will cut Alberta's projected 400 million tonnes of emissions in half by 2050. This plan is based on three areas: (i) carbon capture and storage; (ii) energy conservation and efficiency; and (iii) greening production through increased investment in clean energy technology, as well as the funding of projects that reduce the cost of separating CO2 from other emissions supporting carbon capture and storage.

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

Reserves

Although McDaniel, AJM, NSAI, Schlumberger and Provident have carefully prepared the reserve figures included herein, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced.  Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves.  Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Unitholders.  The value of the Trust Units attributable to the oil and gas reserves will have no value once all of the oil and natural gas reserves of Provident have been produced.  As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Provident or its oil and gas properties.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Provident.  Although Provident has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations. See "Information Concerning the Oil and Gas Industry - Environmental Regulation".

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

Write-downs of Oil and Gas Property Investments

Lower oil and gas prices increase the risk of write-downs of Provident’s oil and gas property investments.  Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based, in part, upon estimated future net cash flows from reserves.  If oil and natural gas prices decline, Provident’s net capitalized cost may exceed this cost ceiling, ultimately resulting in a charge against Provident’s earnings.  Under U.S. GAAP, the cost ceiling is generally lower than under Canadian GAAP because the future net cash flows used in the United States ceiling test are discounted to a present value.  Accordingly, Provident would have more risk of a ceiling test write-down in a declining price environment if it reported under U.S. GAAP.  While these write-downs would not affect cash flow, the charge against earnings could be viewed unfavourably in the market.

Regulatory Matters

The oil and gas industry in Canada operates under federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the exportation of crude oil, natural gas and other products, as well as other matters.  The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Government regulations may be changed from time to time in response to economic or political conditions.  The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for crude oil and natural gas, increase Provident’s costs and have a material adverse impact on Provident.

Before proceeding with a project the participants in the project must obtain all required regulatory approvals.  The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things.  In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments.  Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays and abandonment or restructuring of the projects undertaken by Provident and increased costs, all of which could have a material adverse affect on Provident.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases.  Provident’s business and operations produce some of the greenhouse gases covered by the Convention.  Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from Provident’s business and operations.  The reductions may not be technically or economically feasible and the failure to meet such emissions reduction requirements may materially adversely affect Provident’s business and result in fines, penalties and the suspension of operations.  No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate Provident’s business or increase or maintain production or will not increase unit costs of production.  Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output.  There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants for which Provident may be unable to mitigate.

Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off set credits from third parties.  However, emission reduction or off set credits may not be available for acquisition by Provident or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by Provident. See "Information Concerning Oil and Gas Industry - Environmental Regulation".

Royalties

Provident’s revenue and expenses are directly affected by the royalty regimes applicable to its oil and gas activities.  The government of the Province of Alberta or of any other jurisdiction where Provident carries on business could adopt new royalty regimes which will make capital expenditures uneconomic and there can be no assurance that the regime currently in place will remain unchanged.

On October 25, 2007, the Government of Alberta unveiled a new royalty regime.  The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to price and production levels and will apply to oil and gas activities.

The Trust's reserves and future net revenues associated thereto as incorporated by reference in this Annual Information Form do not reflect the increased royalties contemplated by the proposed new royalty regime and, after taking the new royalty regime into account, such values may be adversely affected.

The implementation of the proposed changes to the royalty regime in Alberta is subject to certain risks and uncertainties.  The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software to support the calculation and collection of royalties.

Additionally, certain proposed changes contemplate further public and/or industry consultation.  There may be modifications introduced to the proposed royalty structure prior to the implementation thereof.  There are no assurances that the proposed royal regime will be implemented in the form proposed by the Government of Alberta.  If changes are made to the proposed royalty regime before it is implemented, such changes could be more adverse to Provident than the royalty regime currently proposed. See "Information Concerning the Oil and Gas Industry - Provincial Royalties and Incentives".

Aboriginal Claims

Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada.  Provident is unable to assess the effect, if any, that any such claim would have on its business and operations.

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

There would be material adverse tax consequences if the Trust lost its status as a mutual fund trust under Canadian tax laws

It is intended that the Trust continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of the Trust losing mutual fund trust status are as follows:

•
The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

•
Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

The Trust may take certain measures in the future to the extent the Trust believes them necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

Availability of Credit and Debt Service

As of March 19, 2008, the Trust had drawn $908.0 million against the Canadian credit facility and had $29.6 million of the Canadian credit facility drawn on letters of credit, representing 83 percent of the Canadian credit capacity.  In addition, as of March 19, 2008, the Trust had drawn US$382.0 million against the U.S. credit facility and had US$4.3 million of the U.S. credit facility drawn on letters of credit, representing 53 percent of the U.S. credit capacity.  Variations in interest rates and scheduled principal repayments or the need to refinance the credit facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust.

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

Changes in Legislation

There is no assurance that Canadian federal income tax laws, including the treatment of mutual fund trusts thereunder, will not be changed in a manner that affects Unitholders in a material adverse way.  See "Information Concerning the Trust, Provident and Certain Subsidiaries - Provident Energy Trust - Taxation of the Trust".

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

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Provident, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding Trust Units and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Trust, other than as described in this Annual Information Form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units and the debentures is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the designated professionals of McDaniel, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units. As of the date hereof, the designated professionals of NSAI, independent oil and gas reservoir engineers, as a group, do not beneficially own, directly or indirectly, any Trust Units.  As of the date hereof, the designated professionals of AJM, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units.  As of the date hereof, the designated professionals of Schlumberger, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units.

MATERIAL CONTRACTS

There are no material contracts entered into by the Trust or its subsidiaries during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business and other than (a) the Trust Indenture described herein under the heading "Information Concerning the Trust, Provident and Certain Subsidiaries"; and (b)  the Canadian Credit Facility described herein under the heading "Information Concerning the Trust, Provident and Certain Subsidiaries - Debt Financing".

Each of the Trust Indenture and the Canadian Credit Facility has been filed on SEDAR and is available under the Trust's issuer profile at www.sedar.com.

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

The Trust will provide without charge to each security holder to whom this Annual Information Form is delivered, upon the written or oral request of such person (and to each person who is not a security holder of the Trust upon payment of a reasonable charge), a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).  Requests for such documents should be directed to the office of Investor Relations, Provident Energy Ltd., 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1, telephone: (403) 296-2233.  Documents incorporated by reference in this Annual Information Form are also available on SEDAR at www.sedar.com.

PRINCIPAL HOLDERS OF TRUST UNITS

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Trust Units.  As at March 19, 2008, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, 2.3 million Trust Units or approximately 1 percent of the issued and outstanding Trust Units.

ADDITIONAL INFORMATION

Additional information related to the remuneration of the directors and officers of Provident for the year ended December 31, 2007, the indebtedness of the directors and officers of Provident, the principal holders of Trust Units and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Statement and Information Circular of the Trust dated March 27, 2008, which relates to the Annual and Special Meeting of the Unitholders to be held on May 8, 2008.  Additional financial information is provided in the Trust's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2007.

Additional copies of this Annual Information Form are available on SEDAR at www.sedar.com or may be obtained from Provident.  Please contact:

Lynn Rannelli, Assistant Corporate Secretary
Provident Energy Ltd.
2100, 250 – 2nd Street S.W.
Calgary, Alberta  T2P 0C1

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

2.
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

3.	the Chair of the Committee shall preside as chair at each Committee meeting and lead Committee discussion on meeting agenda items;

4.
the quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other;

5.
if the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting;

6.
the Chair shall, in consultation with management and the external auditor, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Committee with sufficient time for study prior to the meeting;

7.	every question at a Committee meeting shall be decided by a majority of the votes cast;

8.
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

9.	a Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

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

Other Matters

6.	The Committee shall review and reassess the adequacy of this mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board.

7.	The performance of the Committee shall be evaluated annually by the Board against criteria defined in the Committee and Board mandates.

8.
The Committee may, at the request of the Board or on its own initiative, investigate such other matters as it considers necessary or appropriate in the circumstances, including, without limitation, matters relating to corporate governance, compensation and director nominations.

9.	The Committee may delegate its responsibilities to sub-committees of the Committee.

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

The following analysis provides a detailed explanation of Provident’s operating results for the year ended December 31, 2007 compared to the year ended December 31, 2006 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 18, 2008.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production (“COGP”), United States crude oil and natural gas production (“USOGP”), and Midstream. Provident’s COGP business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in several states across the U.S.A. including California, Wyoming, Texas, Florida and Michigan. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking statements” at the end of the analysis for further discussion.

Consolidated funds flow from operations and cash distributions
Consolidated		Year ended December 31,
($ 000s, except per unit data)	2007	2006	% Change

Revenue, Funds Flow from Operations and Distributions
Revenue (net of royalties and financial derivative instruments)	$2,167,276	$2,187,253	(1)
Funds flow from operations	$468,255	$432,664	8
Per weighted average unit - basic and diluted (1)	$2.04	$2.20	(7)
Declared distributions	$333,352	$283,465	18
Per Unit	1.44	1.44	-
Percent of funds flow from operations distributed (2)	77%	67%	15

(1)	Includes dilutive impact of unit options, exchangeable shares and convertible debentures.
(2)	Calculated as declared distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $35.8 million (2006 - $6.5 million).

Management uses funds flow from operations to analyze operating performance. Funds flow from operations represents cash flow from operations before changes in working capital and site restoration expenditures. Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Funds flow from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.

For the year ended December 31, 2007, funds flow from operations increased eight percent or $35.6 million to $468.3 million from $432.7 million for 2006 (per unit in 2007 - $2.04; 2006 - $2.20) . COGP generated $204.3 million, USOGP $85.6 million, and Midstream $178.4 million of funds flow from operations during 2007.  During 2006 COGP generated funds flow from operations of $185.3 million, USOGP $63.0 million, and Midstream $184.4 million.

Canadian oil and gas operations contributed funds flow from operations of $204.3 million in 2007, an increase of $19.0 million or 10 percent when compared with $185.3 million from 2006. The 2007 results reflect higher production from the acquisitions of Capitol Energy Resources Ltd. (“Capitol”) on June 19, 2007 and Triwest Energy Inc. (“Triwest”) on December 3, 2007, which are primarily light/medium crude oil production and a full year of production from the natural gas-weighted Rainbow assets acquired on August 31, 2006. In addition, incremental production from capital drilling programs in the core areas and higher realized crude oil and natural gas liquids prices contributed to the increase in funds flow from operations. These factors were offset by natural production declines, a lower realized natural gas price tied to the lower AECO natural gas index price, and reduced realized gains on financial derivative instruments compared to 2006.

The Midstream business unit added $178.4 million to 2007 funds flow from operations, compared with $184.4 million recorded in the year ended December 31, 2006. Midstream funds flow from operations reflects higher operating margins for all three business lines within the Midstream segment, offset by realized losses on financial derivative instruments, foreign exchange losses and higher interest costs due to increased corporate long-term debt balances.

The U.S. oil and gas operations provided increased funds flow from operations of $85.6 million in 2007, compared to $63.0 million in 2006, primarily driven by increased production due to oil and gas property acquisitions by the MLP in 2007, including the $1.5 billion USOGP natural gas asset acquisition in November 2007, partially offset by the impact of $13.9 million (2006 -$4.9 million) in cash payments, primarily in the first quarter of 2007, for unit based compensation related to the 2006 fiscal year. The expense was recorded as non-cash unit based compensation in 2006 and resulted in a decrease to funds flow from operations when paid in 2007.

Declared distributions in 2007 totaled $333.4 million, 77 percent of funds flow from operations, after distributions to non-controlling interests of $35.8 million. This compares to $283.5 million of declared distributions in 2006, 67 percent of funds flow from operations, after distributions to non-controlling interests of $6.5 million. In previous years, Provident has paid out between 67 percent and 102 percent of its annual funds flow from operations as distributions to unitholders.

Outlook

Provident’s upstream and midstream operations are on track for 2008, as the Trust continues to focus on operational excellence to deliver on our base capital plan and realize additional upside through additional opportunities available in our asset base.

In the Canadian upstream business, the two acquisitions in 2007 (Capitol Energy and Triwest), the Rainbow acquisition in 2006, and Provident’s existing assets provide Provident with approximately 1,000 identified drilling and recompletion opportunities. The program is well underway to drill 92 net wells in 2008, and to undertake a further 74 recompletions and workovers, with a total $134 million capital budget. Provident expects Canadian upstream production to average approximately 26,000 to 28,000 barrels of oil equivalent per day (boed) in 2008.  Provident expects drilling and operating costs to ease somewhat in 2008, as activity in the sector levels off and we realize the benefit of the high quality assets acquired.

The U.S. upstream business anticipates a 2008 capital program of approximately U.S.$158 million with average production expected to be in the range of 20,900 to 22,800 boed (net of royalties). BreitBurn Energy Partners, L.P. (the “MLP”) has a capital budget of approximately U.S.$120 million and plans to drill 206 net wells in 2008. MLP production is expected to be in the range of 18,300 to 20,000 boed (net of royalties) in 2008.  BreitBurn Energy Company LP (“BreitBurn”) has a capital budget of up to U.S.$38 million with plans to drill 12 net wells in 2008. BreitBurn production is expected to be in the range of 2,600 to 2,800 boed (net of royalties) in 2008.

Provident anticipates a capital program of $43 million for the Midstream business in 2008. Management anticipates that approximately $18 million will be invested in ongoing development of new underground storage caverns at Redwater, and $10 million will go toward further rail yard development. The 2008 sustaining capital budget has been raised to $13 million, and includes planned expenditures on operated and non-operated facilities.  Assuming continued strong market conditions, Provident anticipates another successful year in 2008 for the Midstream business.

On February 5, 2008, Provident announced a strategic sales process of its U.S. oil and gas operations. Currently Provident owns approximately 22 percent of the MLP, including units held by the General Partner of which Provident indirectly owns approximately 96 percent. Provident also owns, through a wholly owned subsidiary, approximately 96 percent of BreitBurn. The book value of these investments at December 31, 2007 was approximately $425 million and the related tax basis is estimated to be approximately $100 million. It is Provident’s intention to monetize its U.S. upstream investment, but there is no certainty that this process will result in any changes to Provident’s ownership stakes in its U.S. holdings.

Strategic planning in 2008 will continue to focus on a review of Provident’s Canadian businesses and initiatives to consider the most viable strategic and structural options available with the objectives of capturing and protecting unitholder value going forward.  Certain options under consideration include the separation of the upstream and the midstream components of Provident’s Canadian business. Provident cautions that the planning required before implementation will be lengthy and complex. There is no certainty that the planning will result in significant changes in Provident.

Distributions

The following table summarizes distributions paid as declared by the Trust since inception:
		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2007
January 22, 2007	February 15, 2007	$0.12	0.10
February 28, 2007	March 15, 2007	0.12	0.10
March 22, 2007	April 13, 2007	0.12	0.11
April 24, 2007	May 15, 2007	0.12	0.11
May 18, 2007	June 15, 2007	0.12	0.11
June 22, 2007	July 13, 2007	0.12	0.11
July 23, 2007	August 15, 2007	0.12	0.11
August 22, 2007	September 14, 2007	0.12	0.12
September 24, 2007	October 15, 2007	0.12	0.12
October 22, 2007	November 15, 2007	0.12	0.12
November 21, 2007	December 14, 2007	0.12	0.12
December 21, 2007	January 15, 2008	0.12	0.12
2007 Cash Distributions paid as declared		$1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared
– March 2001 – December 2001		2.54	1.64
Inception to December 31, 2007 – Distributions paid as declared		$12.39	9.31

 *Exchange rate based on the Bank of Canada noon rate on the payment date. The increase in distributions in U.S. dollars in 2007 is due to the increase in the Canadian dollar relative to the U.S. dollar.

For Canadian tax purposes, 2007 distributions were determined to be 94.8 percent taxable and 5.2 percent tax-deferred return of capital in the hands of Canadian unitholders.  The 2006 comparables were 93.2 percent and 6.8 percent, respectively. Distributions received by U.S. resident unitholders in 2007 were classified as 97.6 percent qualified dividend and 2.4 percent tax deferred return of capital. The 2006 comparables were 97.7 percent and 2.3 percent respectively. In both Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Taxation of trust income

In 2007, future income tax expense includes $88.4 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government. This bill contains legislation to tax publicly traded trusts including Provident. The new legislation limits the tax deductibility of cash distributions after 2010 such that income taxes may become payable in the future. As a result of this legislation, the Trust is now required to record the future tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010.

The Trust has estimated its future income taxes based on estimates of results of operations and tax pool claims and cash distributions in the future assuming no material change to the Trust’s current organizational structure. The Trust’s estimate of future income taxes does not incorporate any assumptions related to a change in organizational structure until such structures are given legal effect.

The Trust’s estimate of its future income taxes will vary as do the Trust’s assumptions pertaining to the factors described above, and such variations may be material.

The new legislation will not affect the Trust’s cash flows from operations and accordingly the Trust’s financial condition until 2011, based on our planned compliance with the legislated growth guidelines.

The Trust has approximately $1.5 billion in tax pools available to claim against taxable income (see “Taxes”). Provident plans to manage discretionary tax pool claims to defer payment of current taxes as long as possible. Provident has made estimates of taxability in future years based on a number of assumptions including: future product prices; future production and sales; future operating and product costs; future general and administrative costs; future capital expenditures; and general business conditions. Using these assumptions about future events which may or may not occur, Provident estimates that:

  current taxes on Canadian oil and gas operations would occur after 2016; and
  current taxes for midstream operations would occur in 2011.
Net income

Consolidated		Year ended December 31,
($ 000s, except per unit data)	2007	2006	% Change
Net income	$30,434	$140,920	(78)
Per weighted average unit
– basic and diluted (1)	$0.13	$0.72	(82)

(1)	Based on weighted average number of trust units outstanding including the dilutive impact of the unit option pl an, exchangeable shares and convertible debentures.

Consolidated		Year ended December 31,
($ 000s)	2007	2006	% Change
COGP net income	$45,065	$83,453	(46)
USOGP net income	146,389	2,598	5,535
Total oil and gas net income	$191,454	$86,051	122
Midstream net (loss) income	(161,020)	54,869	-
Consolidated net income	$30,434	$140,920	(78)

Net income for the year ended December 31, 2007 decreased to $30.4 million compared to $140.9 million of net income in the comparable 2006 period.  On a consolidated basis, favorable operating results were more than offset by a $281.0 million change in unrealized loss on financial derivative instruments and increased depletion, depreciation and accretion (DD&A) expense.

The COGP business segment’s net income was $45.0 million, a $38.4 million reduction compared with the year ended December 31, 2006 net income of $83.4 million.  An increase in EBITDA was more than offset by unrealized losses on financial derivative instruments and increased DD&A resulting from the acquisitions of Capitol and Triwest in 2007, and the Rainbow assets in 2006.

The Midstream segment recorded a net loss of $161.0 million as compared to net income of $54.9 million in the year ended December 31, 2006. The loss was primarily attributable to the impact of the commodity price risk management program. In 2007, Midstream generated a $76.9 million or 30 percent increase in gross operating margin, reflecting the positive price environment. Offsetting this was a $59.1 million increase in realized losses on financial derivative instruments and $192.9 million in unrealized losses on financial derivative instruments in 2007 representing a $124.6 million increase from 2006. Additionally, the Midstream segment recognized future income tax expense of $94.2 million, an increase of $92.7 million from 2006, primarily due to the enactment in 2007 of legislation to tax publicly traded trusts in 2011.

For the year ended December 31, 2007, USOGP net income was $146.4 million as compared to $2.6 million in the year ended December 31, 2006. USOGP net income in 2007 includes a dilution gain of $260.3 million recognized at the time MLP units were issued to third parties to finance growth (see note 9 to consolidated financial statements). In addition, EBITDA increased by $19.9 million, or 26 percent, primarily due to the USOGP natural gas asset acquisition in the fourth quarter of 2007. Partially offsetting these factors was unrealized losses on financial derivative instruments of $110.0 million in 2007 compared to unrealized gains of $7.7 million in 2006.

The significant swing in Provident’s net income year-over-year illustrates the extent to which net income figures are impacted by the requirement to “mark to market” all unrealized gains and losses associated with financial derivative instruments at a point in time and report these against current period income. Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income before taxes and non-controlling interests follows:

EBITDA Reconciliation		Year ended December 31,
($ 000s)	2007	2006	% Change
EBITDA	$545,096	$495,889	10
Adjusted for:
Cash interest	(69,565)	(55,891)	24
Unrealized loss on financial derivative instruments	(324,284)	(43,314)	649
Dilution gain	260,324	-	-
Depletion, depreciation and accretion and
other non-cash expenses	(376,192)	(279,188)	35
Income before taxes and non-controlling interests	$35,379	$117,496	(70)

Reconciliation of funds flow from operations to distributions		Year ended December 31,
($ 000's, except per unit amounts)	2007	2006	% Change
Cash provided by operating activities	$464,455	$414,349	12
Change in non-cash operating working capital	(624)	13,693	-
Site restoration expenditures	4,424	4,622	(4)
Funds flow from operations	468,255	432,664	8
Distributions to non-controlling interests	(35,846)	(6,523)	450
Cash retained for financing and investing activities	(99,057)	(142,676)	(31)
Distributions to unitholders	333,352	283,465	18
Accumulated cash distributions, beginning of period	926,825	643,360	44
Accumulated cash distributions, end of period	$1,260,177	$926,825	36
Cash distributions per unit	$1.44	$1.44	-

Proportionate disclosures

Included in the consolidated financial results of Provident, and the USOGP segment in particular, are the consolidated results of the MLP and BreitBurn. At December 31, 2007 Provident owned approximately 22 percent of the MLP and 96 percent of BreitBurn. In accordance with generally accepted accounting principles in Canada and the United States, these investments are consolidated into Provident’s results, with 100 percent of assets, liabilities, revenues and expenses recorded along with a corresponding non-controlling interest. In other sections of Management’s Discussion and Analysis, information is presented in its consolidated form to correspond with the consolidated financial statements of Provident. This section presents a number of metrics that reflect Provident’s proportionate interest in these investments.

Management uses proportionate information to analyze operating performance. The proportionate information as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities. The proportionate information as presented is not intended to be viewed as an alternative to the corresponding measures of financial performance calculated in accordance with Canadian GAAP.

	Year ended December 31,
Oil and gas production (boed)	2007	2006
COGP	26,509	24,018
USOGP (1)
MLP (total)	9,518	1,279
Less: Non-controlling interest	(5,454)	(434)
Provident's interest	4,064	845
BreitBurn (total)	2,606	6,442
Less: Non-controlling interest	(112)	(287)
Provident's interest	2,494	6,155
Total USOGP - Provident's interest	6,558	7,000
Total - Provident's interest	33,067	31,018

(1)
In the fourth quarter of 2006, approximately two-thirds of USOGP production and approximately one-half of USOGP reserves were transferred from BreitBurn to the MLP as part of the initial public offering of the MLP.

	Year ended December 31,
Funds flow from operations ($ 000's)	2007	2006
COGP	$204,252	$185,328
Midstream	178,432	184,366
USOGP (1)
MLP (total)	85,609	12,017
Less: Non-controlling interest	(49,118)	(4,068)
Provident's interest	36,491	7,949
BreitBurn (total)	10,821	63,555
Less: Non-controlling interest	(438)	(2,828)
Provident's interest	10,383	60,727
Other USOGP (corporate allocations)	(10,859)	(12,602)
Total USOGP - Provident's interest	36,015	56,074
Total - Provident's interest	$418,699	$425,768

(1)
In the fourth quarter of 2006, approximately two-thirds of USOGP production and approximately one-half of USOGP reserves were transferred from BreitBurn to the MLP as part of the initial public offering of the MLP.

	Year ended December 31,
Capital expenditures ($ 000's)	2007	2006
COGP	$146,209	$70,088
Midstream	31,904	66,008
USOGP (1)
MLP (total)	27,936	2,604
Less: Non-controlling interest	(15,392)	(883)
Provident's interest	12,544	1,721
BreitBurn and other (total)	41,073	51,733
Less: Non-controlling interest	(1,769)	(2,302)
Provident's interest	39,304	49,431
Total USOGP - Provident's interest	51,848	51,152
Total - Provident's interest	$229,961	$187,248

(1)
In the fourth quarter of 2006, approximately two-thirds of USOGP production and approximately one-half of USOGP reserves were transferred from BreitBurn to the MLP as part of the initial public offering of the MLP.

	As at December 31,
Long-term debt - revolving term credit facilities ($ 000's)	2007	2006
COGP (1)	$230,999	$172,980
Midstream (1)	692,997	518,941
USOGP (2)
MLP (total)	359,712	1,749
Less: Non-controlling interest	(280,627)	(593)
Provident's interest	79,085	1,156
BreitBurn (total)	9,124	9,323
Less: Non-controlling interest	(363)	(415)
Provident's interest	8,761	8,908
Total USOGP - Provident's interest	87,846	10,064
Total - Provident's interest	$1,011,842	$701,985

(1)	Provident's credit facilities have been allocated for reporting purposes as 25 percent COGP and 75 percent Midstream.

(2)
In the fourth quarter of 2006, approximately two-thirds of USOGP production and approximately one-half of USOGP reserves were transferred from BreitBurn to the MLP as part of the initial public offering of the MLP.

Taxes

Consolidated		Year ended December 31,
($ 000s)	2007	2006	% Change
Capital tax expense	$3,762	$1,314	186
Current and withholding tax expense	6,362	5,829	9
Future income tax expense (recovery)	30,487	(34,316)	-
	$40,611	$(27,173)	-

Capital taxes in 2007 totaled $3.8 million, an increase from the $1.3 million expense recorded in 2006. The increase is due to greater production subject to the Saskatchewan resource surcharge.

The current and withholding tax expense of $6.4 million in 2007 compares to $5.8 million in 2006. The majority of these taxes arise from Provident’s U.S.-based operations. The increase in current taxes was due to U.S.-based Midstream operations. For the year ended December 31, 2007, future income tax expense was $30.5 million, compared with a recovery of $34.3 million in 2006. The 2007 expense includes $88.4 million relating to the second quarter enactment of legislation to tax publicly traded trusts in 2011.

For the year ended December 31, 2007, the total income tax expense was $40.6 million. Based on 2007 income before taxes of $71.0 million, the expected income tax expense was $23.3 million. The main reason for the larger than expected income tax expense is $88.4 million of future income taxes recorded as a result of the enactment of legislation to tax publicly traded trusts in 2011 (see “Taxation of trust income”).  The offsetting difference between the expected expense and the total tax expense is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders. The Trust is a taxable entity under Canadian income tax law and is currently taxable only on income that is not distributed or distributable to the unitholders. If the Trust distributes all of its taxable income to the unitholders, no current provision for taxes is required by the Trust until 2011. Since inception, the Trust has distributed all of its taxable income to the unitholders.  Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Provident’s tax pools available to shelter future income as at December 31, 2007 are estimated as follows:

As at December 31, 2007
($ 000s)	COGP	USOGP(1)	Midstream	Total
Intangibles	$560,000	$90,000	$-	$650,000
Tangibles	290,000	65,000	280,000	635,000
Non-capital losses	165,000	-	20,000	185,000
	$1,015,000	$155,000	$300,000	$1,470,000
(1) Non-Canadian tax pools

Provident also has capital losses of approximately $435 million which are available to reduce the tax effect of future capital gains.

Interest expense

Consolidated		Year ended December 31,
($ 000s, except as noted)	2007	2006	% Change

Interest on bank debt	$49,365	$34,666	42
Weighted-average interest rate on bank debt	5.65%	5.30%	7
Interest on 8.75% convertible debentures	2,043	2,573	(21)
Interest on 8.0% convertible debentures	1,974	2,500	(21)
Interest on 6.5% convertible debentures	6,436	6,437	-
Interest on 6.5% convertible debentures	9,747	9,715	-
Total cash interest	$69,565	$55,891	24

Weighted average interest rate on all long-term debt	5.94%	5.81%	2

Debenture accretion and other non-cash interest expense	7,442	6,548	14
Total interest expense	$77,007	$62,439	23

Interest on bank debt increased in 2007 compared to 2006 due to increased capitalization including debt levels that resulted from the Capitol acquisition in the second quarter of 2007, the Rainbow asset acquisition in the third quarter of 2006 and the USOGP natural gas asset acquisition in the fourth quarter of 2007.

Financial instruments

Commodity price risk management program

For the year ended December 31, 2007 $80.7 million was recorded as a realized loss on financial derivative instruments due to the Commodity Price Risk Management Program (the Program) with $8.0 million related to the combined oil and gas operations and $79.0 million associated with the Midstream segment. In addition, $6.3 million was recorded as a realized gain related to settle foreign exchange based contracts.

In the oil and gas business units the realized loss in 2007 associated with crude oil totaled $17.6 million ($2.32 per barrel) and a realized gain of $9.6 million related to natural gas ($0.25 per gj). The combined total was a loss of $8.0 million or $0.57 per boe. In 2006 the Program recorded a realized gain of $1.9 million or $0.16 per boe with a realized loss of $5.7 million related to crude oil ($0.97 per barrel) and a realized gain of $7.6 million related to natural gas ($0.25 per gj).

In 2007 the Midstream segment recorded a realized loss of $79.0 million for NGL inventory price stabilization and frac-spread margin activities. In 2006 the Program recorded a realized loss of $15.4 million for these activities.

Realized gains on foreign exchange contracts related to the Program were $6.3 million. In 2006, the Program recorded a realized gain of $0.4 million for these activities.

On a per trust unit basis the opportunity cost of the Program increased to $0.35 per trust unit in 2007 from $0.07 per trust unit in 2006.

At December 31, 2007 the mark to market value of open contracts was in a net loss position of $378.0 million based upon commodity prices prevailing at that date. Under generally accepted accounting principles, these unrealized “mark-to-market” opportunity costs, which relate to financial derivative positions with effective periods ranging from 2008 through January 2013, are required to be recognized in the financial statements of Provident, affecting current period net income. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on cash flow until the instruments are settled.

Provident’s commodity price risk management program includes a consistent, active and disciplined hedging program that utilizes derivative instruments to provide for insurance against lower commodity prices and margins. The program provides support for stable cash distributions, capital programs and bank financing. The hedging strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment. It provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream services and marketing business unit. As well, the Provident hedging strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Provident will continue to execute the program in 2008. The derivative instruments the Trust uses include puts, calls, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Disclosure Controls and Procedures: U.S. Sarbanes-Oxley Act

In 2002, the United States Congress enacted the Sarbanes-Oxley Act (SOX), which stipulates that corporations publicly traded on U.S. financial exchanges must assess the effectiveness of their internal controls over financial reporting.  As a foreign filer listed on the New York Stock Exchange, Provident is required to conduct the assessment. See “Management’s Report on Internal Control Over Financial Reporting” and “Independent Auditors’ Report”.

Based on their evaluation as of December 31, 2007, Provident’s chief executive officer and chief financial officer concluded that Provident’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by Provident in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.  In addition, as of December 31, 2007, there were no changes in Provident’s internal controls over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect its internal controls over financial reporting.

Provident will continue to periodically evaluate its disclosure controls and procedures and internal controls over financial reporting and will make any modifications from time to time as deemed necessary.

The Trust has undertaken a comprehensive review of the effectiveness of its internal control over financial reporting as part of the reporting, certification and attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. For the year ended December 31, 2007, the company’s internal controls were found to be operating free of any material weaknesses.

Acquisitions

In May 2007, BreitBurn Energy Partners L.P. (the “MLP”) completed two oil and gas property acquisitions, one in Florida for cash consideration of USD $108.1 million and one in California for cash consideration of USD $92.5 million. The acquisitions were financed by the issue of units by the MLP to institutional investors. As a result of these unit issues, Provident’s interest in the MLP decreased from approximately 66 percent to approximately 50 percent.

On June 19, 2007, Provident acquired Capitol Energy Resources Ltd. (“Capitol”) for cash consideration of $467.5 million. Capitol, a public oil and gas exploration and production company active in the Western Canadian sedimentary basin, had as its principal asset a long-life resource play at Dixonville, Alberta. This play is being exploited using horizontal wells and will be further developed using waterflood technology.  The acquisition was financed by the issuance of 29,313,727 trust units at $12.75 per unit and Provident’s credit facility.

On November 1, 2007, the MLP acquired approximately $1.5 billion of natural gas, crude oil and related assets in Michigan, Indiana and Kentucky from Quicksilver Resources Inc. for U.S. $750 million in cash and approximately 21.3 million common units of the MLP. The acquisition is comprised of natural gas-weighted producing assets located primarily in the Michigan Antrim Shale. The cash portion of the purchase price was funded by a private placement of new MLP units and bank debt. As a result of this transaction, Provident’s interest in the MLP has decreased from approximately 50 percent to approximately 22 percent.  Provident continues to control the MLP through its 95.6 percent ownership of the general partner, resulting in consolidation of the MLP in accordance with generally accepted accounting principles in Canada and the United States.

On December 3, 2007, the Trust acquired Triwest Energy Inc. (Triwest), a privately held company with oil assets in southeast Saskatchewan. The Trust issued 6.3 million trust units (at an ascribed value of $76.6 million) and paid $2.3 million in cash as consideration for the acquisition. Triwest provides the Trust with approximately 1,300 barrels per day of oil production.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. The Capitol Energy acquisition in the second quarter of 2007 resulted in additional goodwill of $86.0 million. In 2005, the Midstream NGL Acquisition resulted in goodwill of $100.4 million. Goodwill of $330.9 million arose from COGP acquisitions in 2002 and 2004.

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

Liquidity and capital resources

Consolidated		Year ended December 31,
($ 000s)	2007	2006	% Change

Long-term debt - revolving term credit facility	$1,292,832	$702,993	84
Long-term debt - convertible debentures	256,440	285,792	(10)
Total debt	1,549,272	988,785	57

Equity (at book value)	1,708,665	1,542,974	11
Total capitalization at book value	$3,257,937	$2,531,759	29

Total debt as a percentage of total book value capitalization	48%	39%	23

Provident operates three business units with similar but not identical monthly cash settlement cycles. Midstream revenues are received at various times throughout the month. Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As at December 31, 2007, Provident held non-bank sponsored asset-backed commercial paper with a face value of $6.5 million.  These securities were previously classified as a component of cash and cash equivalents on the balance sheet. Provident has recorded an impairment write-down amounting to $1.8 million to reflect the fair value of these assets at December 31, 2007. The write-down is included in net income as part of foreign exchange loss and other. As at December 31, 2007 these securities have been classified on the balance sheet as other current assets ($1.1 million) and investments ($3.6 million) due to a reduction in market liquidity for these investments. The resolution of the liquidity issues will not have a significant impact on Provident’s operations.

Contractual obligations
Consolidated		Payment due by period
		Less			More
		than 1	1 to 3	4 to 5	than 5
($ millions)	Total	year	years	years	years
Long-term debt - revolving term credit facilities (1)	$1,483.4	$76.1	$1,407.3	$-	$-
Long-term debt - convertible debentures	343.0	39.1	58.0	245.9	-
Operating lease obligations	224.7	20.4	39.6	34.4	130.3
Total	$2,051.1	$135.6	$1,504.9	$280.3	$130.3

(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2010. Provident can extend the revolving period by an additional year, no earlier than 90 days and no later than 30 days prior to the end of the first year of the applicable three year revolving period. If the lenders do not extend the revolving period, or Provident chooses not to extend, the credit facility will be terminated and the loan balance will become due and payable in full on the maturity date. Management intends to extend the revolving period beyond the current maturity date.

Long-term debt and working capital

As at December 31, 2007 Provident had drawn on 71 percent of its term credit facilities of $1,125 million and U.S. $ 737.7 million as compared to 63 percent drawn on its $925 million and U.S. $158 million term credit facilities as at December 31, 2006. The increase in the level of bank debt was due to the increased scale of operations primarily due to acquisitions.

At December 31, 2007 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $35.9 million, increasing bank line utilization to 72 percent. The guarantees at December 31, 2006 totaled $31.9 million.

Provident’s working capital decreased by $166.3 million from $55.8 million to a deficit of $110.5 million as at December 31, 2007.  The significant decrease is primarily due to a $155.7 million increase in net current financial derivative instrument liabilities, a $151.6 million increase in accounts payable including distribution payable and current portion of convertible debentures, partially offset by increased accounts receivable of $147.4 million.

The ratio of long-term debt to funds flow from operations in 2007 was 3.3 to one, compared to 2.3 to one in 2006. Fourth quarter funds flow from operations in 2007 was $177.6 million. The ratio of debt to annualized fourth quarter funds flow from operations was 2.2 to one, as compared to 2006 fourth quarter annualized debt to funds flow from operations of 2.0 to one. The increase reflects debt issued in connection with the Capitol Energy and USOGP natural gas asset acquisitions.

Trust units

On May 24, 2007, the Trust issued 25,490,197 Subscription Receipts at a price of $12.75 per Subscription Receipt for total proceeds of $325 million ($308.3 million net of issue costs). On June 7, 2007, an additional 3,823,530 Subscription Receipts were issued at a price of $12.75 on exercise of the underwriter’s over-allotment option, for additional proceeds of $48.8 million ($46.3 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Capitol acquisition. The acquisition closed on June 19, 2007 at which time all the outstanding Subscription Receipts were converted into trust units. Proceeds from the issue were used to fund the Capitol acquisition.

On December 3, 2007 the Trust issued 6.3 million units (at an ascribed value of $76.6 million) as part of the consideration to acquire the outstanding shares of Triwest Energy Inc.

For the year ended December 31, 2007 the Trust issued 0.5 million units on conversion of convertible debentures (2006 – 1.3 million units). An additional 0.8 million units pursuant to the unit option plan were issued for the year ended December 31, 2007 (2006 – 0.9 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 4.5 million units were elected in 2007 and were issued or are to be issued representing proceeds of $50.5 million (2006 – 3.0 million units for proceeds of $36.9 million).

At December 31, 2007 management and directors held approximately 0.9 percent of the outstanding trust units.

Non-controlling interest – USOGP operations

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at December 31, 2007 to approximately 4.0 percent (2006 – 4.4 percent). Contributions by this non-controlling interest were nil in 2007 (2006 – $0.5 million). At December 31, 2007 the carrying amount of this non-controlling interest was $5.6 million (2006 - $3.9 million).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its statements, with non-controlling interest.  Contributions by the non-controlling interest total $3.9 million in 2007 (2006 - $3.7 million). At December 31, 2007 the carrying amount of this non-controlling interest was $5.4 million (2006 - $2.5 million).

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering. BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP. The offering of 6.9 million common units at U.S. $18.50 per unit resulted in approximately 34 percent of the MLP held by partners not related to Provident. During the second quarter of 2007, the MLP issued 7.0 million common units to third parties for proceeds of $237.5 million. As a result of this transaction, Provident’s interest in the MLP decreased from approximately 66 percent to approximately 50 percent, resulting in a dilution gain of $98.6 million recorded on the consolidated statement of operations. During the fourth quarter of 2007, the MLP issued 38.0 million units in conjunction with the USOGP natural gas asset acquisition. The cash proceeds and ascribed value of these issued units totaled $1,142.2 million.  As a result of this transaction, Provident’s interest in the MLP decreased from approximately 50 percent to approximately 22 percent, resulting in a dilution gain of $161.7 million recorded on the consolidated statement of operations. Provident continues to control the MLP through its 95.6 percent ownership of the general partner. The non-controlling interest balance increased by $1,119.4 million in 2007 reflecting the non-controlling interest ownership change from approximately 34 percent to approximately 78 percent. At December 31, 2007, the carrying value of this non-controlling interest was $1,089.1 million (2006 - $74.7 million).

	Year ended December 31,
Non-controlling interests - USOGP ($ 000s)	2007	2006
Non-controlling interests, beginning of year	$81,111	$11,885
Net (loss) income attributable to non-controlling interest	(35,666)	2,995
Distributions to non-controlling interest	(35,846)	(6,523)
Investments by non-controlling interest	1,129,073	72,754
Foreign currency translation adjustment	(38,536)	-
Non-controlling interests, end of year	$1,100,136	$81,111

Accumulated (loss) income attributable to non-controlling interest	$(30,152)	$5,514

Capital expenditures and funding
Consolidated		Year ended December 31,
($ 000s)	2007	2006	% Change
Capital Expenditures and Funding

Capital Expenditures
Capital expenditures and reclamation fund contributions	$(251,546)	$(193,183)	30
Property acquisitions, net	(1,028,853)	(481,625)	114
Corporate acquisitions	(469,795)	(1,036)	45,247
Net capital expenditures	$(1,750,194)	$(675,844)	159

Funded By
Funds flow from operations net of declared distributions to unitholders and non-
controlling interest	$99,057	$142,676	(31)
Increase in long-term debt	534,215	117,385	355
Issue of trust units, net of cost; excluding DRIP	362,418	220,225	65
DRIP proceeds	50,491	36,851	37
Contributions by non-controlling interests	683,100	135,829	403
Change in working capital, including cash, sale of assets and change in
investments	20,913	22,878	(9)
Net capital expenditure funding	$1,750,194	$675,844	159

Capital expenditures were funded by a combination of funds flow from operations, debt and equity issued from treasury through public offerings, the DRIP program and contributions by non-controlling interest.

Provident expects approximately $23 million in leasehold improvements and furniture and equipment associated with the head office move in 2008. Up to December 31, 2007, $20.9 million has been incurred. Of this amount, $13.6 million has been allocated to the COGP business unit and $7.3 million has been allocated to Midstream. See individual operating segment sections for discussion of other capital expenditures.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses or recoveries associated with Provident’s restricted and performance unit plan, unit option plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option at the time of issue.  The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense). A portion is also allocated to operating expense. For the year ended December 31, 2007, Provident recorded unit based compensation expense of $30.9 million (2006 - $29.7 million) and made related cash payments of $15.7 million (2006 - $5.6 million).  At December 31, 2007, the current portion of the liability totaled $22.2 million (December 31, 2006 - $18.2 million) and the long-term portion totaled $20.8 million (December 31, 2006 - $16.3 million).

COGP segment review

Crude oil and liquids price
COGP		Year ended December 31,
($ per bbl)	2007	2006	% Change

Oil per barrel
WTI (US$)	$72.31	$66.22	9
Exchange rate (from US$ to Cdn$)	$1.07	$1.13	(5)
WTI expressed in Cdn$	$77.67	$74.83	4

Realized pricing before financial derivative instruments
Light/Medium oil	$60.38	$57.18	6
Heavy oil	$41.85	$36.80	14
Natural gas liquids	$55.07	$51.91	6
Crude oil and natural gas liquids	$56.54	$52.38	8
The above realized prices are net of transportation expense.

For the year ended December 31, 2007 COGP’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by eight percent to average $56.54 compared to $52.38 in 2006. The 2007 increase related to a nine percent higher US$ WTI crude oil price, narrower pricing differentials on all crude oil streams and a reduction in Provident’s heavy oil volumes as a percentage of its oil production mix price, partially offset by a stronger Canadian dollar.

Natural gas price

COGP		Year ended December 31,
($ per mcf)	2007	2006	% Change

AECO monthly index (Cdn$ per mcf)	$6.59	$6.98	(6)

Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$6.42	$6.66	(4)

The above prices are net of transportation expense.

For the year ended December 31, 2007 COGP’s realized natural gas price, excluding financial derivative instruments, decreased four percent as compared to 2006, comparable to the decrease in the benchmark AECO monthly index price. Provident markets approximately 25 percent of its natural gas to aggregators and the remaining 75 percent is sold to the market on daily or monthly indices, receiving prices that are based on the heat content of the natural gas. Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

COGP		Year ended December 31,
	2007	2006	% Change

Daily production
Crude oil - Light/Medium (bpd)	7,876	6,815	16
- Heavy (bpd)	1,921	2,057	(7)
Natural gas liquids (bpd)	1,316	1,401	(6)
Natural gas (mcfd)	92,378	82,469	12
Oil equivalent (boed) (1)	26,509	24,018	10
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

For the year ended December 31, 2007, COGP production averaged 26,509 boed, a 10 percent increase compared to 24,018 boed in 2006.  The increase is primarily a result of the two recent acquisitions, Capitol on June 19, 2007 and Triwest on December 3,

2007, the full year effect in 2007 of the acquisition of the Rainbow assets (Northwest Alberta) on August 31, 2006, and the production volumes added through drilling and optimization activities, partially offset by natural production declines. The Capitol acquisition became COGP’s newest core area, Dixonville, and the Triwest acquisition has been rolled up into the Southeast Saskatchewan core area.

Production for 2007 was weighted 58 percent natural gas, 35 percent medium/light crude oil and natural gas liquids and seven percent heavy oil. This compared to 2006 production weighted 57 percent natural gas, 34 percent medium/light oil and natural gas liquids and nine percent heavy oil. Year-over-year, the change in mix reflected the two acquisitions of Capitol on June 19, 2007 and Triwest on December 3, 2007 which were primarily light/medium crude oil production, and the full year effect in 2007 of the August 31, 2006 acquisition of the Rainbow assets, which were primarily natural gas.

COGP’s production summarized by core areas is as follows:
		Year ended December 31,
COGP	2007	2006	% Change
Daily Production - by area (boed) (1)
West Central Alberta	6,997	8,168	(14)
Southern Alberta	5,622	6,237	(10)
Northwest Alberta	4,905	1,545	217
Dixonville (2)	2,058	-	-
Southeast Saskatchewan	1,769	1,731	2
Southwest Saskatchewan	1,726	2,624	(34)
Lloydminster	3,418	3,622	(6)
Other	14	91	(85)
	26,509	24,018	10

(1)	Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2)	Represents production from June 19, 2007 (date of Capitol Energy Resources Ltd. acquisition).

Internal development activities included 103 net wells drilled for the year ended December 31, 2007 with a 98 percent success rate. COGP’s drilling activities in 2007 were more focused on crude oil compared to 2006. Provident’s newest core area, Dixonville had a successful drilling program although there was some unexpected production tie-in delays from cold weather which resulted in some additional downtime. Optimization of the production and facilities are ongoing. Northwest Alberta’s production for 2007 represented a full year of production from the Rainbow asset acquisition. Northwest Alberta’s successful 2006/2007 winter drilling program resulted in additional production in the first half of the year that was offset by the impact of unfavorable weather in the fourth quarter of 2007 causing a unit compressor and pump jack failure. Southeast Saskatchewan had favorable production results from its optimization activities and better than expected results from oil well drilling activities. Drilling and production results from the Triwest assets exceeded internal expectations. Provident’s other core areas remain active. In southern Alberta, Provident actively managed production declines through shallow gas well drilling. In Lloydminster, Provident was successful with its workover activities and reactivation of oil wells resulting in production increases that were offset by higher than expected declines.  In West Central Alberta, Provident continues its strategy of farming out high risk exploration land to generate cash flow with minimal or no capital outlay.

Revenue and royalties
COGP		Year ended December 31,
($ 000s except per boe and mcf data)	2007	2006%	Change

Oil
Revenue	$202,909	$169,852	19
Realized loss on financial derivative instruments	(7,905)	(3,193)	148
Royalties	(39,211)	(32,567)	20
Net revenue	$155,793	$134,092	16
Net revenue (per barrel)	$43.57	$41.41	5
Royalties as a percentage of revenue	19.3%	19.2%

Natural gas
Revenue	$216,626	$200,584	8
Realized gain on financial derivative instruments	9,633	7,564	27
Royalties	(41,154)	(42,200)	(2)
Net revenue	$185,105	$165,948	12
Net revenue (per mcf)	$5.49	$5.51	-
Royalties as a percentage of revenue	19.0%	21.0%

Natural gas liquids
Revenue	$26,451	$26,545	-
Royalties	(6,681)	(6,458)	3
Net revenue	$19,770	$20,087	(2)
Net revenue (per barrel)	$41.16	$39.28	5
Royalties as a percentage of revenue	25.3%	24.3%

Total
Revenue	$445,986	$396,981	12
Realized gain on financial derivative instruments	1,728	4,371	(60)
Royalties	(87,046)	(81,225)	7
Net revenue	$360,668	$320,127	13
Net revenue (per boe)	$37.27	$36.52	2
Royalties as a percentage of revenue	19.5%	20.5%

Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

For the year ended December 31, 2007 COGP production revenue was $446.0 million, an increase of 12 percent from $397.0 million in 2006. The increase in revenue was a result of the 10 percent increase in production and higher realized crude oil and natural gas liquids prices. The increase was partially offset by a lower realized natural gas price.  Royalties as a percentage of revenue have remained relatively constant at 19.5 percent. The preceding factors, as well as the $1.7 million realized gain on financial derivative instruments compared to a $4.4 million gain in 2006, account for net revenue of $360.7 million in 2007, 13 percent higher than the $320.1 million recorded in 2006.

Net revenue per boe in 2007 increased two percent to $37.27 from $36.52 in 2006 resulting primarily from higher realized crude oil and natural gas liquids prices and a higher percentage of production from liquids, partially offset by a lower realized gas price and a decrease in the realized gain on financial derivative instruments.

Production expenses
COGP		Year ended December 31,
($ 000s, except per boe data)	2007	2006	% Change

Production expenses	$112,387	$97,626	15
Production expenses (per boe)	$11.62	$11.14	4

For the year ended December 31, 2007 production expenses increased 15 percent to $112.4 million from $97.6 million and increased by four percent on a per unit basis to $11.62 per boe from $11.14 per boe in the prior year. The increase was primarily due to the increase in production of 10 percent. On a per boe basis, operating expenses continued to increase in a number of categories including well servicing, maintenance, fluid hauling, and power and fuel. Cost increases included increased power costs in July and August 2007 driven by hot weather in Southern Alberta and West Central Alberta, increased road maintenance costs in Northwest Alberta due to significant wet weather during the summer months, and higher than expected ice road maintenance in the winter months. Cost increases in power and fuel, chemicals and well servicing reflect higher commodity prices and labour costs.

Operating netback
COGP		Year ended December 31,
($ per boe)	2007	2006	% Change
Netback per boe
Gross production revenue	$46.09	$45.29	2
Royalties	(9.00)	(9.27)	(3)
Operating costs	(11.62)	(11.14)	4
Field operating netback	25.47	24.88	2
Realized gain on financial derivative instruments	0.18	0.50	(64)

Operating netback after realized financial derivative instruments	$25.65	$25.38	1

COGP operating netbacks have transportation expense netted against gross production revenue.

The 2007 field operating netback of $25.47 per boe was two percent above the $24.88 per boe for the prior year. This reflects COGP’s increased realized crude oil and natural gas liquids prices and an increase in COGP’s production mix of higher priced light/medium crude oil to 30 percent in 2007 from 28 percent in 2006 and a decrease in lower netback heavy oil to seven percent in 2007 from nine percent in 2006. This was partially offset by lower realized natural gas prices due to the decrease in benchmark AECO monthly index price and four percent per boe higher operating costs as explained above. Royalties, which are price sensitive, decreased by three percent on a boe basis reflecting lower natural gas prices.  The 2007 operating netbacks after financial derivative instruments increased by one percent to $25.65 from $25.38 in the prior year due to the preceding factors as well as the realized gain on financial derivative instruments of $0.18 per boe compared to $0.50 per boe in the prior year.

General and administrative

COGP		Year ended December 31,
($ 000s, except per boe data)	2007	2006	% Change

Cash general and administrative	$27,102	$24,065	13
Non-cash unit based compensation	3,698	4,320	(14)
	$30,800	$28,385	9

Cash general and administrative (per boe)	$2.80	$2.75	2

For the year ended December 31, 2007, cash general and administrative expenses were $2.80 per boe, compared to $2.75 per boe in 2006.  The increase in cash general and administrative expenses reflects additional provisions for short-term incentive compensation reflecting the performance of the Trust in relation to established benchmarks.

Capital expenditures

COGP	Year ended December 31,
($ 000s)	2007	2006
Capital expenditures - by category
Geological, geophysical and land	$4,519	$4,508
Drilling and recompletions	113,425	56,807
Facilities and equipment	13,378	6,353
Other capital	14,887	2,420
Total additions	$146,209	$70,088
Capital expenditures - by area
West central Alberta	$9,051	$11,280
Southern Alberta	13,079	17,619
Northwest Alberta	35,993	4,883
Dixonville	43,801	-
Southeast Saskatchewan	5,069	1,941
Southwest Saskatchewan	15,196	25,677
Lloydminster	9,235	7,262
Office and other	14,785	1,426
Total additions	$146,209	$70,088

Property acquisitions, net	$13,050	$483,633

In 2007, Provident’s COGP business unit spent $131.4 million on capital expenditures before office and other capital costs. Internal development activities included 103 net wells drilled for the year ended December 31, 2007 with a 98 percent success rate. COGP’s drilling activities in 2007 were more focused on crude oil compared to 2006. Provident spent $43.8 million in the newest core area, Dixonville, primarily on drilling and completion activities utilizing three drilling rigs in the third and fourth quarters of 2007, which resulted in 39.0 net wells drilled.  Provident spent $36.0 million in Northwest Alberta, primarily on drilling and completion activities and facility work which included 27.6 net wells drilled, the infrastructure and tie-in activities associated with the 2006/2007 winter drilling program and preparation work to start the 2007/2008 winter drilling program. In the Southeast and Southwest Saskatchewan core areas, $20.3 million was spent which included 20.1 net wells drilled. At the beginning of the year, the drilling program was primarily focused on the Southwest Saskatchewan shallow gas drilling program, however as gas prices declined during the year, the shallow gas drilling program was reduced significantly and capital was shifted to oil drilling in Dixonville and to the Triwest assets and facility opportunities in other areas. Southeast Saskatchewan spending was focused on optimization activities and oil drilling activity including additional capital for the continuation of the drilling program on the Triwest assets. In Southern Alberta, $13.1 million was primarily spent on drilling activity and recompletions which included 9.9 net wells drilled and on facility upgrades and infrastructure work. In West central Alberta, $9.1 million was spent largely on non-operated drilling and completion activities which included 3.0 net wells drilled, facility and infrastructure work, and recompletion activities. In the Lloydminster core area, $9.2 million was spent primarily on drilling and recompletion activities which included 3.4 net wells drilled and facility work.

Additions to proved plus probable reserves before revisions through internal capital replaced approximately 44 percent of annual production.

In 2007, COGP also spent $13.1 million on property acquisitions primarily on acquiring additional working interests in Northwest Alberta and Southern Alberta.

In addition, $14.8 million was spent on office and other in 2007, primarily on office equipment and furniture for the new office space to be occupied in 2008.

Depletion, depreciation and accretion (DD&A)

COGP		Year ended December 31,
($ 000s, except per boe data)	2007	2006	% Change

DD&A	$256,723	$168,953	52
DD&A (per boe)	$26.53	$19.27	38

The COGP DD&A rate of $26.53 per boe increased 38 percent for 2007 compared to $19.27 per boe in 2006. The increase was primarily as a result of the two acquisitions of Capitol and Triwest in 2007 and the impact of the Rainbow asset acquisition in the third quarter of 2006 into the full year of 2007. These recent COGP acquisitions differed from earlier acquisitions in that they included significant reserves that were not yet proved.  Since depletion calculations are based on proved reserves, acquisitions with unproved reserves generally result in higher depletion rates. This phenomenon, combined with the higher cost of acquiring or drilling proved reserves in western Canada in an environment with higher commodity prices and increased drilling costs, will be reflected in the DD&A rate going forward.

In 2007, DD&A also includes accretion expense associated with asset retirement obligation of $2.5 million (2006 - $1.9 million).

As part of the reconciliation of Provident’s financial statements to United States generally accepted accounting principles (U.S. GAAP), disclosed in note 19 to consolidated financial statements, the Trust has reflected additional depletion in 2007 of $181.6 million (2006 – $382.2 million) and a related future income tax recovery of $52.2 million (2006 - $114.7 million) as a result of the application of the U.S. GAAP ceiling test. These changes were not required under Canadian generally accepted accounting principles.

USOGP segment review

The USOGP business unit incorporates activities from certain Provident subsidiaries comprising an oil and gas production organization based in Los Angeles, California.

In October 2006, Provident, through its USOGP subsidiaries, completed its initial public offering (“IPO”) of 6.9 million units at USD $18.50 per unit of BreitBurn Energy Partners, L.P. (the “MLP”). This master limited partnership (NASDAQ-BBEP) is a U.S. public, tax flow-through entity similar to Canadian royalty and income trusts such as Provident. These entities, however, are not affected by the new Canadian legislation taxing trust distributions commencing in 2011. Selected producing assets in the Los Angeles basin in California and in Wyoming were transferred to the MLP.  The previously existing subsidiary (“BreitBurn”), of which Provident owns approximately 96 percent, continues to operate assets in the Los Angeles basin at West Pico and other areas, and the Orcutt field in the Santa Maria basin.

In May 2007, the MLP completed two oil and gas property acquisitions, one in Florida for cash consideration of USD $108.1 million and one in California for cash consideration of USD $92.5 million. The acquisitions were financed by the issue of 7.0 million common units by the MLP to institutional investors at an average price of USD $31.58 per unit. As a result of these unit issues, Provident’s interest in the MLP decreased from approximately 66 percent to approximately 50 percent, resulting in a dilution gain of $98.6 million recorded in the consolidated statement of operations in the second quarter of 2007.

On November 1, 2007, the MLP completed the acquisition of natural gas, oil and related assets in Michigan, Indiana and Kentucky from Quicksilver Resources Inc. (“Quicksilver”) in exchange for U.S. $750 million in cash and 21.3 million MLP units. The cash portion of the acquisition was partially financed through the issuance of 16.7 million MLP units, at U.S. $27.00 per unit.  As a result of these unit issues, Provident’s interest in the MLP decreased from approximately 50 percent to approximately 22 percent, resulting in a dilution gain of $161.7 million recorded in the consolidated statement of operations in the fourth quarter of 2007. Provident continues to control and consolidate the MLP.

The USOGP segment includes the consolidated results of 100 percent of the MLP and BreitBurn. Non-controlling interests are comprised mainly of the public ownership in the MLP, and to a lesser extent the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project which commenced in 2006.

Crude oil, natural gas liquids and natural gas pricing

USOGP		Year ended December 31,
($ per bbl, except as noted)	2007	2006	% Change

Realized pricing before financial derivative instruments
Light/medium oil and natural gas liquids (Cdn$ per bbl)	$65.54	$63.24	4
Natural Gas (Cdn $ per mcf)	$7.22	$6.58	10

Realized pricing of light/medium oil and natural gas liquids were four percent higher in 2007 when compared to 2006, equivalent to the increase in WTI, expressed in Canadian dollars, over the same period.

Realized natural gas pricing before financial derivative instruments was up 10 percent in 2007 when compared to 2006. The increase was primarily associated with the increase in Henry Hub pricing. In addition, the newly acquired Michigan properties have favorable natural gas supply/demand characteristics as the state has been importing an increasing percentage of its natural gas.

Production
		Year ended December 31,
USOGP	2007	2006	% Change
Daily production - by product
Crude oil - Light/Medium (bpd)	9,557	7,299	31
Natural gas liquids (bpd)	105	18	483
Natural gas (mcfd)	14,773	2,422	510
Oil equivalent (boed) (1)	12,124	7,721	57
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

		Year ended December 31,
USOGP	2007	2006	% Change
Daily Production - by area (boed) (1)
Los Angeles	4,203	3,901	8
Santa Maria - Orcutt	1,555	1,491	4
Wyoming	2,554	2,329	10
Texas	349	-	-
Florida	1,099	-	-
Michigan/Indiana/Kentucky	2,364	-	-
	12,124	7,721	57
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased 4,403 boe per day or 57 percent in 2007 when compared to 2006. The increase is primarily attributable to acquisitions made by USOGP in 2007, which included fields in Los Angeles, Florida, Texas, Michigan, Indiana and Kentucky.  Production from the MLP for the year ended December 31, 2007 was 9,518 boed, while production from BreitBurn was 2,606 boed.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line.  The table excludes revenues earned from operating certain properties ($1.3 million in the year ended December 31, 2007 (2006 - $1.0 million)) on behalf of third parties. The table also excludes revenue from the sale of inventory acquired as part of the Florida acquisition in May 2007, amounting to $12.8 million in the year ended December 31, 2007.

USOGP		Year ended December 31,
($ 000s, except per boe and mcf amounts)	2007	2006	% Change
Oil and natural gas liquids
Revenue	$222,263	$169,322	31
Realized loss on financial derivative instruments	(7,959)	(2,505)	218
Royalties	(25,294)	(16,554)	53
Net revenue	$189,010	$150,263	26
Net revenue (per bbl)	$55.73	$56.26	(1)
Royalties as a percentage of revenue	11.4%	9.8%
Natural gas
Revenue	$38,930	$5,820	569
Royalties	(6,360)	(761)	736
Net revenue	$32,570	$5,059	544
Net revenue (per mcf)	$6.04	$5.72	6
Royalties as a percentage of revenue	16.3%	13.1%
Total
Revenue	$261,193	$175,142	49
Realized loss on financial derivative instruments	(7,959)	(2,505)	218
Royalties	(31,654)	(17,315)	83
Net revenue	$221,580	$155,322	43
Net revenue (per boe)	$51.65	$55.12	(6)
Royalties as a percentage of revenue	12.1%	9.9%

Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses. Per boe figures are calculated using sales volumes, which differ from production volumes due to changes in inventory levels at the Florida properties, acquired in the second quarter of 2007.

For the year ended December 31, 2007 revenue was 49 percent higher than the year ended December 31, 2006 primarily due to increases in sales volumes from the acquisitions. Royalties as a percentage of revenue have increased as royalties at the Michigan, Wyoming, Texas and Florida properties are higher than those incurred at the Southern California operations. Net revenue for the year ended December 31, 2007 was 43 percent higher than the year ended December 31, 2006 due to all the acquisitions in 2007 and the higher crude oil and natural gas prices. These increases were partially offset by higher realized losses on financial derivative instruments in 2007 compared to 2006.

Production expenses
USOGP		Year ended December 31,
($ 000s, except per boe amounts)	2007	2006	% Change
Production expenses	$81,699	$52,008	57
Production expenses (per boe)	$19.04	$18.45	3

Note: Per boe figures are cal cul ated using sales volumes, which differ from production volumes due to changes in inventory level s at the Florida properties, acquired in the second quarter of 2007.

Production expenses increased 57 percent to $81.7 million in 2007 compared to $52.0 million in 2006. Production expenses per boe have increased three percent to $19.04 in 2007 from $18.45 in 2006. This change reflects both the increase in utilities and other costs and services driven by the high commodity price environment as well as higher operating cost crude oil wells that were returned to production to take advantage of continuing strong crude oil prices. These increases were largely offset by lower production costs per boe from the newly acquired Michigan properties.

Operating netback
USOGP		Year ended December 31,
($ per boe)	2007	2006	% Change
USOGP oil equivalent netback per boe
Gross production revenue	$60.88	$62.15	(2)
Royalties	(7.38)	(6.14)	20
Operating costs	(19.04)	(18.45)	3
Field operating netback	$34.46	$37.56	(8)
Realized loss on financial derivative instruments	(1.85)	(0.89)	108
Operating netback after realized financial derivative instruments	$32.61	$36.67	(11)

Note: Per boe figures are calculated using sales volumes, which differ from production volumes due to changes in inventory levels at the Florida properties, acquired in the second quarter of 2007.

USOGP operating netbacks remained strong throughout 2007 due to high commodity prices, partially offset by higher realized losses on financial derivative instruments when compared to 2006 and increased production costs and royalties.

General and administrative
USOGP		Year ended December 31,
($ 000s, except per boe amounts)	2007	2006	% Change
Cash general and administrative	$45,188	$26,519	70
Non-cash unit based compensation	5,950	12,476	(52)
	$51,138	$38,995	31
Cash general and administrative (per boe)	$10.21	$9.41	9

For the year ended December 31, 2007, cash general and administrative expenses were $45.2 million (2006 – $26.5 million). 2007 cash general and administrative expense includes $13.9 million or $3.14 per boe (2006 - $5.0 million or $1.75 per boe) related to payments associated with unit based compensation. The expense was accrued in 2006 as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2007, when the payments were made. Excluding these payments, cash general and administrative expenses were $31.3 million or $7.07 per boe for the year ended December 31, 2007 compared to $21.5 million or $7.63 per boe for the same period in 2006. The increase was due to increased costs associated with regulatory compliance as well as increased staffing levels required for the rapidly growing public MLP.

Non-cash unit based compensation for the year ended December 31, 2007 was $6.0 million (2006 - $12.5 million expense). Year-to-date 2007 cash payments related to unit based compensation were $13.9 million compared to $5.0 million in 2006. Payment of unit based compensation is recorded as cash general and administrative expense with an offsetting reduction in non-cash unit based compensation. Excluding this payment, non-cash unit based compensation was $19.9 million for the year ended December 31, 2007 (2006 - $17.5 million). The increase in expense in 2007 reflects higher staffing levels due to the acquisitions as well as strong MLP performance in 2007.

Capital expenditures
USOGP	Year ended December 31,
($ 000s)	2007	2006
Capital expenditures - by category
Geological, geophysical and land	$1,715	$104
Drilling and recompletions	42,196	30,943
Facilities and equipment	18,691	18,486
Other capital	6,407	4,804
Total additions	$69,009	$54,337
Property acquisitions, net	$1,015,803	$(2,008)

USOGP capital expenditures for the year ended December 31, 2007 totaled $69.0 million. Of this total, $58.8 million related to drilling, optimization and facility upgrades at Orcutt, Wyoming, Santa Fe Springs and the newly acquired Michigan properties.

In 2007, USOGP completed property acquisitions of $1,015.8 million. $115.6 million represents the Florida acquisition and $98.9 million was spent on an acquisition in California. An additional $37.6 million was directed at acquiring additional wells in Texas, Los Angeles and Wyoming. $763.7 million represents the cash portion of the USOGP natural gas asset acquisition.

Depletion, depreciation and accretion (DD&A)
USOGP		Year ended December 31,
($ 000s, except per boe amounts)	2007	2006	% Change
DD&A	$50,253	$31,058	62
DD&A (per boe)	$11.36	$11.02	3

The USOGP’s DD&A rate is low due to the long-lived nature of the assets. On a per boe basis the DD&A rate was up $11.36 or three percent in 2007 when compared to 2006. The change reflects higher depletion costs related to the recent producing property acquisitions.

Recent developments

USOGP continues to progress on its acquisition integration. The MLP expects to complete its system integration relating to the USOGP natural gas asset acquisition in the second quarter of 2008.

Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers. The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

The Empress East business line is comprised of the following core assets:

•  Approximately 2.0 Bcfd of extraction capacity at Empress, Alberta. This is the combination of 67.5 percent ownership of the 1.2 Bcfd capacity Provident Empress NGL Extraction plant, 12.4 percent ownership in the 1.1 Bcfd capacity ATCO Plant, 8.3 percent ownership in the 2.4 Bcfd capacity Spectra Plant and 33.0 percent ownership in the 2.7 Bcfd capacity BP Empress 1 Plant.

•  100 percent ownership of a 50,000 bpd debutanizer at Empress, Alberta.

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

•  43.3 percent direct ownership and 100 percent control of all products from the 38,500 bpd Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies local markets as well as Provident’s Redwater plant near Edmonton.

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

•  A rail car fleet of approximately 485 rail cars.

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

Provident has a long term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutanizer facility. Provident also has a long term contract for 500,000 barrels of specification product storage in the Sarnia area.

Also, see commitments disclosure in note 15 to the consolidated financial statements.
2007 Midstream business unit results can be summarized as follows:
		Year ended December 31,
($ 000s)	2007	2006	% Change
Empress East Margin	$183,565	$133,549	37
Redwater West Margin	94,600	75,686	25
Commercial Services Margin	54,649	46,695	17
Gross operating margin	332,814	255,930	30
Realized loss on financial derivative instruments	(74,474)	(15,406)	383
Cash general and administrative expenses	(28,669)	(23,621)	21
Foreign exchange (loss) gain and other	(3,996)	2,728	-
Midstream EBITDA	$225,675	$219,631	3
Note: Certain comparative amounts have been reclassified to conform with the current year presentation.
Gross operating margin

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined primarily by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. The higher the ratio, the better this business line will perform. There is also a differential between propane, butane and condensate prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes.  The 2007 margin was $183.6 million compared to $133.5 million in 2006.  The increase reflects approximately 10 percent higher propane-plus prices and lower transportation related costs, partially offset by five percent lower propane-plus sales volumes. Also, the 2006 gross operating margin includes the impact of a $5.2 million repayment incurred under the fractionation spread support program.

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line. In 2007, the margin for this business line was $94.6 million (2006 - $75.7 million). The increase in margin was primarily due to an increase in propane-plus sales volumes and a 10 percent increase in propane-plus prices.

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. In 2007, the margin for this business line was $54.6 million (2006 - $46.7 million). The increase in the margin is due to increased revenue associated with the condensate loading/offloading facility at Redwater which operated for a full year in 2007.

Operations – Midstream NGL sales volumes

Midstream sold 120,785 bpd in 2007, up five percent when compared with 2006.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

For 2007, EBITDA increased $6.0 million or three percent from $219.6 million in 2006.  A $76.9 million increase in gross operating margin as described above was tempered by a $59.1 million increase in realized losses on financial derivative instruments and higher cash general and administrative and other costs. The increased cost associated with the financial derivative instruments in 2007 is offset by the realized product margin during the year. Funds flow from operations for 2007 was $178.4 million, a decrease of $6.0 million below the $184.4 million in 2006. The decrease in funds flow from operations reflects the higher EBITDA offset by higher interest costs due to increased corporate long-term debt balances, and higher taxes.

Cash general and administrative expenses and other were $28.7 million for 2007 (2006 - $23.6 million) reflecting additional provisions for short-term incentive compensation due to the performance of the Trust in relation to established benchmarks.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating funds flow from operations or operating profits for the period nor should it be viewed as an alternative to funds flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Fractionation spread support program

As part of the December 2005 Midstream NGL Acquisition, the vendor agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support in 2006 and up to October 31, 2007 if the fractionation spread ratio is below historic levels. This program was intended to ensure that Provident achieves the long-term average fractionation spread ratio that the NGL business has attained historically. There was no activity under this agreement in 2007 or the last three quarters of 2006. In the first quarter of 2006, there was a repayment of $5.2 million that was received in the fourth quarter of 2005. The program has now expired.

Capital expenditures

Midstream capital expenditures in 2007 totaled $31.9 million. In 2007, $5.3 million was spent on a new condensate offloading and terminalling facility, expansion to the recently completed truck loading facilities, and continued development of cavern storage. In addition, $13.9 million was added to capitalized line-fill, $4.5 million was spent on sustaining capital requirements and $8.2 million was spent primarily on office furniture and equipment for the new office space to be occupied in 2008.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in January 2008, an estimated 85 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

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

On September 17, 2003, Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s Board of Directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

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

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions.  Changes in underlying assumptions or economic conditions could have a material impact on Provident’s financial results.  To mitigate these risks, management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident’s Canadian reserves. For Provident’s U.S. based assets, management utilizes Netherland, Sewell & Associates, Inc., and Schlumberger Data & Consulting Services, independent engineering firms, to evaluate reserves.

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

Change in accounting policies

Financial instruments and comprehensive income

Effective January 1, 2007, Provident adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections:  3855 Financial Instruments – Recognition and Measurement, 1530 Comprehensive income, and 3861 Financial Instruments – Disclosure and Presentation. The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, Provident has elected not to apply hedge accounting, consistent with prior periods.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated, except that the “Cumulative translation adjustment” has been reclassified to “Accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Investments are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI. The Trust’s other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method.  Transaction costs are included with the associated financial instrument and amortized accordingly.

Several adjustments in the Trust’s consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Long-term debt and deferred financing charges

Prior to the adoption of the new standards, financing charges related to long-term debt were included in “Deferred financing charges” on the Trust’s Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 Financial Instruments – Recognition and Measurement, the Trust’s long-term debt – revolving credit facilities is now recorded at amortized cost using the effective interest rate method.  The related financing charges have been included in the cost of the long-term debt.  As a result of these changes, “Deferred financing charges” of $3.0 million, and prepaid interest of $8.5 million, which were previously recorded as assets of the Trust, were reclassified to “Long-term debt – revolving credit facilities” on the Consolidated Balance Sheet. The accounting treatment for “Long-term debt – convertible debentures” is the same as in prior periods, except that related deferred financing charges are now included in the carrying amount.  Deferred financing charges of $9.4 million were reclassified to “Long-term debt – convertible debentures” on the Consolidated Balance Sheet.

Statement of comprehensive income

The consolidated financial statements now include a new Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income.  Other comprehensive income includes foreign currency translation adjustments relating to self-sustaining foreign operations and unrealized gains and losses on available-for-sale investments, net of the related future income tax on those items.

Equity

In 2005, the CICA issued Section 3251 “Equity”. This Section replaces Section 3250 “Surplus” and Section requires an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The application of this standard has not had a material impact on the Trust’s financial statements.

Accounting changes

In 2006, the CICA released Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies. Under the new section, voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information. Changes in accounting policy are applied retroactively unless it is impracticable to do so or the change in accounting policy is made on initial application of a primary source of GAAP, and that primary source of GAAP has specific transitional provisions. All material prior period errors are to be corrected retroactively. This section is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2007. The application of this standard has not had a material impact on the Trust’s financial statements.

For recent accounting pronouncements, see note 3 to consolidated financial statements.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow. These risks include but are not limited to:

•  capital markets risk and the ability to finance future growth; a

•  nd the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions.

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

•  adhering to a disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•  marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•  marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•  maintaining a competitive cost structure to maximize cash flow and profitability;

•  maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•  adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices;

•  and maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each of the four quarters in the year ended December 31, 2007 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3	Q4
TSE – PVE.UN (Cdn$)
High	$13.02	$13.57	$12.99	$12.70
Low	$11.63	$12.38	$11.02	$9.60
Close	$12.50	$12.52	$12.64	$9.98
Volume (000s)	16,531	29,522	35,898	36,302
NYSE – PVX (US$)
High	$11.24	$12.20	$12.73	$13.55
Low	$9.97	$10.76	$10.00	$9.65
Close	$10.83	$11.89	$12.69	$10.00
Volume (000s)	54,407	61,559	57,885	75,057

Forward-looking Statements

This MD&A contains forward-looking information or forward-looking statements under applicable securities legislation. These statements relate to future events or the Trust's future performance.  Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking statements or information in this MD&A include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information.  In addition, this MD&A may contain forward-looking statements attributed to third party industry sources.  Undue reliance should not be placed on forward-looking statements or information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

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

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information or forward-looking statements contained in this MD&A include, but are not limited to:

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

•  income tax legislation relating to income trusts, including the effect of new legislation taxing trust income;
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
•  and the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forwarding looking statements and forward looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•  future natural gas and crude oil prices;
•  the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•  the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•  the impact of increasing competition; and
•  the Trust's ability to obtain financing on acceptable terms.
•  the general stability of the economic and political environment in which the Trust operates;
•  the timely receipt of any required regulatory approvals;
•  the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•  field production rates and decline rates;
•  the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•  the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•  currency, exchange and interest rates; and
•  the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. The forward-looking statements or information contained in this MD&A are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward looking statements or information contained in this MD&A are expressly qualified by this cautionary statement.

Additional information

Additional information concerning Provident can be accessed under Provident’s public filings at www.sedar.com and www.sec.gov/edgar.shtml, as well as on Provident’s website at www.providentenergy.com.

Selected annual financial measures
($ 000s except per unit data)	2007	2006	2005
Revenue (net of royalties and financial derivative instruments)	$2,167,276	$2,187,253	$1,360,274
Net income	30,434	140,920	96,926
Net income per unit - basic and diluted	0.13	0.72	0.61
Total assets	5,758,792	3,370,919	2,792,270
Long-term financial liabilities (1)	1,863,512	1,098,040	930,756
Declared distributions per unit.	$1.44	$1.44	$1.44
(1) Includes l ong-term debt, asset retirement obligation, long-term financial derivative instruments and other long-term liabilities.

Quarterly table
Segmented information by quarter
($ 000s except for per unit and operating amounts)			2007
	First	Second	Third	Fourth	Year-to-
	Quarter (1)	Quarter (1)	Quarter	Quarter	Date
Financial - consolidated
Revenue	$587,675	$504,468	$533,249	$541,884	$2,167,276
Funds flow from operations	$87,040	$98,503	$105,149	$177,563	$468,255
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44
Oil and gas production
Cash revenue	$125,777	$139,453	$155,541	$186,891	$607,662
Earnings before interest, DD&A, taxes	$54,736	$75,783	$82,523	$106,379	$319,421
and other non-cash items
Funds flow from operations	$47,636	$68,934	$72,799	$100,454	$289,823
Net (loss) income	$(8,745)	$95,992	$(26,375)	$130,582	$191,454
Midstream services and marketing
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes	$52,853	$35,974	$47,425	$89,423	$225,675
and other non-cash items
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)
Operating
Oil and gas production
Light/medium oil (bpd)	14,071	15,557	19,289	20,721	17,433
Heavy oil (bpd)	1,669	1,918	2,324	1,769	1,921
Natural gas liquids (bpd)	1,444	1,344	1,281	1,612	1,421
Natural gas (mcfd)	91,432	96,449	95,588	144,678	107,151
Oil equivalent (boed)	32,423	34,893	38,825	48,215	38,633
Average selling price net of transportation expense
Light/medium oil per bbl	$57.21	$59.44	$64.59	$69.70	$63.48
(before realized financial derivative instruments)
Light/medium oil per bbl	$59.93	$59.39	$61.37	$62.34	$60.93
(including realized financial derivative instruments)
Heavy oil per bbl	$34.69	$42.32	$45.34	$43.36	$41.85
(before realized financial derivative instruments)
Heavy oil per bbl	$34.69	$42.32	$45.34	$43.36	$41.85
(including realized financial derivative instruments)
Natural gas liquids per barrel	$48.86	$52.56	$55.22	$51.39	$51.90
Natural gas per mcf	$7.48	$7.25	$4.95	$6.53	$6.53
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.18	$5.62	$6.92	$6.78
(including realized financial derivative instruments)
Midstream
Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785
(1) Restated - see note 3 to third quarter 2007 interim consolidated financial statements.

Quarterly table
Segmented information by quarter
($ 000s except for per unit and operating amounts)			2006
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$553,706	$424,439	$661,022	$548,086	$2,187,253
Funds flow from operations	$78,906	$110,990	$120,089	$122,679	$432,664
Net income (loss)	$24,200	$21,371	$120,850	$(25,501)	$140,920
Net income (loss) per unit - basic	$0.13	$0.11	$0.61	$(0.12)	$0.72
Net income (loss) per unit - diluted	$0.13	$0.11	$0.58	$(0.12)	$0.72
Unitholder distributions	$68,350	$68,572	$70,970	$75,573	$283,465
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44
Oil and gas production
Cash revenue	$114,020	$125,744	$116,682	$125,135	$481,581
Earnings before interest, DD&A, taxes	$64,313	$77,698	$67,750	$66,497	$276,258
and other non-cash items
Funds flow from operations	$52,813	$71,867	$61,471	$62,147	$248,298
Net income (loss)	$36,484	$25,980	$38,117	$(14,530)	$86,051
Midstream services and marketing
Cash revenue	$474,515	$367,624	$459,603	$447,244	$1,748,986
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$74,422	$219,631
and other non-cash items
Funds flow from operations	$26,093	$39,123	$58,618	$60,532	$184,366
Net income (loss)	$(12,284)	$(4,609)	$82,733	$(10,971)	$54,869
Operating
Oil and gas production
Light/medium oil (bpd)	14,541	13,923	13,955	13,899	14,114
Heavy oil (bpd)	2,506	2,011	2,004	1,838	2,057
Natural gas liquids (bpd)	1,527	1,475	1,326	1,345	1,419
Natural gas (mcfd)	78,274	80,084	80,991	100,029	84,891
Oil equivalent (boed)	31,620	30,756	30,784	33,753	31,739
Average selling price net of transportation expense
Light/medium oil per bbl	$54.80	$69.76	$62.95	$54.59	$60.32
(before realized financial derivative instruments)
Light/medium oil per bbl	$53.40	$68.00	$60.72	$55.56	$59.22
(including realized financial derivative instruments)
Heavy oil per bbl	$22.87	$50.42	$48.15	$25.82	$36.80
(before realized financial derivative instruments)
Heavy oil per bbl	$22.82	$50.42	$48.15	$25.82	$36.78
(including realized financial derivative instruments)
Natural gas liquids per barrel	$53.91	$54.20	$52.03	$47.49	$51.98
Natural gas per mcf	$8.00	$6.10	$5.88	$6.71	$6.66
(before realized financial derivative instruments)
Natural gas per mcf	$7.85	$6.41	$6.24	$7.12	$6.91
(including realized financial derivative instruments)
Midstream
Midstream NGL sales volumes (bpd)	130,735	100,284	114,839	115,727	115,354

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Provident is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that as of December 31, 2007, our internal control over financial reporting was effective.

Management excluded from its assessment of the effectiveness of the Trust’s internal control over financial reporting certain assets acquired from Quicksilver Resources, Inc. because they were acquired by a subsidiary of the Trust in a purchase business combination during 2007 (as further described in note 4 of the Trust’s consolidated financial statements). Such total assets and total revenues represent approximately 26 percent and less than one percent respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

“signed”	“signed”
Thomas W. Buchanan	Mark N. Walker
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 18, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Provident is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements.  Where necessary, the statements include amounts based on management’s informed judgments and estimates.  Financial information in the Annual Report is consistent with that presented in the financial statements.

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

“signed”	“signed”
Thomas W. Buchanan	Mark N. Walker
Chief Executive Officer	Chief Financial Officer
Calgary, Alberta
March 18, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Independent Auditors' Report

To the Unitholders of Provident Energy Trust

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Provident Energy Trust (the "Trust") as at December 31, 2007 and 2006. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Provident Energy Trust as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and accumulated income, comprehensive income and accumulated comprehensive income and cash flows for each of the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Trust's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Provident Energy Trust's internal control over financial reporting as at December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

72 INDEPENDENT AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded certain assets acquired from Quicksilver Resources, Inc., ("QRI asset acquisition") from its assessment of the effectiveness of the Trust's internal control over financial reporting because they were acquired by a subsidiary of the Trust in a purchase business combination during 2007. We have also excluded the QRI asset acquisition from our audit of internal control over financial reporting. The total assets and total revenues associated with the QRI asset acquisition represent 26 percent and less than 1 percent respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants
March 18, 2008

PROVIDENT ENERGY TRUST ANNUAL REPORT 2007 73

PRICEWATERHOUSECOOPERS

Comments by Auditor on Canada – U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is change in accounting principles that has a material effect on the comparability of the Trust's financial statements, such as the changes described in Note 3 to the Consolidated Financial Statements. Our report is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
March 18, 2008

74 INDEPENDENT AUDITORS' REPORT

PROVIDENT ENERGY TRUST
CONSOLIDATED BALAN CE SHEETS
Canadian dollars (000s)

	As at	As at
	December 31,	Decem ber 31,
	2007	2006
Assets
Cur rent assets
Cash and cash equival ents	$6,820	$10,302
Account s r eceivable	417,562	270,135
Petroleum pr oduct inventor y	90,274	85,868
Prepaid expenses and other cur r ent assets	9,018	16,381
Financial der ivative instr um ents (note 13)	2,289	12,909
	525,963	395,595
Invest m ent s	21,154	4,320
Defer r ed f inancing char ges	-	12,351
Long- term f inancial der ivat ive inst r um ents (not e 13)	-	171
Pr oper ty, plant and equipm ent (note 5)	4,518,820	2,333,537
Intangible assets (note 6)	175,556	193,592
Goodwill (note 4)	517,299	431,353
	$5,758,792	$3,370,919
Liabilities
Cur rent liabilities
Account s payable and accr ued liabilit ies	$424,468	$295,003
Cash dist r ibutions payable	25,100	21,506
Distr ibutions payable to non- contr olling int er ests	-	677
Curr ent por tion of convert ible debent ures (note 7)	19,198	-
Financial der ivative instr um ents (note 13)	167,713	22,602
	636,479	339,788
Long- term debt - revolvingterm credit facilities (note 7)	1,292,832	702,993
Long- term debt - convertible debentures (note 7)	256,440	285,792
Asset ret ir ementobl igation (note 8)	80,900	49,614
Long- term f inancial derivative instruments (not e 13)	212,581	43,336
Ot her long- term liabilities (note 11)	20,759	16,305
Fut ur e income taxes (note 12)	450,000	309,006
N on- contr olling interests (not e 9)
USOGP operations	1,100,136	81,111
Subsequent event (note 16)
Unitholders’ equity
Unit holders’ contr ibut ions (note 10)	2,750,374	2,254,048
Convertible debent ures equity com ponent	18,213	18,522
Contributed surplus (not e 11)	801	1,315
Accumulated ot her compr ehensive (loss) incom e	(69,188)	(42,294)
Accumulated income	268,642	238,208
Accumulated cashdist ribut ions	(1,260,177)	(926,825)
	1,708,665	1,542,974
	$5,758,792	$3,370,919

The accompanying notes to the consolidated financial statements are an integral part of these statements.
On behalf of the Board of Directors:
“signed”	“signed”
M.H. (Mike) Shaikh, FCA	Thomas W. Buchanan, CA
Director	Director

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)

	Year ended
	December 31,
	2007	2006
Revenue
Revenue	$2,572,265	$2,244,107
Realized loss on financial derivative instruments	(80,705)	(13,540)
Unrealized loss on financial derivative instruments	(324,284)	(43,314)
	2,167,276	2,187,253
Expenses
Cost of goods sold	1,605,782	1,471,171
Production, operating and maintenance	208,180	172,253
Transportation	28,120	19,786
Depletion, depreciation and accretion	351,364	249,139
General and administrative (note 11)	114,973	97,288
Interest on bank debt	51,660	34,666
Interest and accretion on convertible debentures	25,347	23,919
Amortization of deferred financing charges	-	3,854
Foreign exchange loss (gain) and other	6,795	(2,319)
Dilution gain (note 9)	(260,324)	-
	2,131,897	2,069,757
Income before taxes and non-controlling interests	35,379	117,496
Capital tax expense	3,762	1,314
Current and withholding tax expense	6,362	5,829
Future income tax expense (recovery) (note 12)	30,487	(34,316)
	40,611	(27,173)
Net (loss) income before non-controlling interests	(5,232)	144,669
Non-controlling interests (note 9)
USOGP operations	(35,666)	2,995
Exchangeable shares	-	754
Net income	30,434	140,920
Accumulated income, beginning of year	$238,208	$97,288
Accumulated income, end of year	$268,642	$238,208
Net income per unit – basic and diluted	$0.13	$0.72

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
	Year ended
	December 31,
	2007	2006
Cash provided by operating activities
Net income for the year	$30,434	$140,920
Add (deduct) non-cash items:
Depletion, depreciation and accretion	351,364	249,139
Non-cash interest expense and other	10,290	6,357
Non-cash unit based compensation (note 11)	14,014	23,083
Unrealized loss on financial derivative instruments	324,284	43,314
Unrealized foreign exchange loss and other	3,372	418
Future income tax expense (recovery) (note 12)	30,487	(34,316)
Dilution gain (note 9)	(260,324)	-
Net (loss) income attributable to non-controlling interests	(35,666)	3,749
Funds flow from operations	468,255	432,664
Site restoration expenditures (note 14)	(4,424)	(4,622)
Change in non-cash operating working capital	624	(13,693)
	464,455	414,349
Cash provided by financing activities
Increase in long-term debt	534,215	117,385
Declared distributions to unitholders	(333,352)	(283,465)
Declared distributions to non-controlling interests	(35,846)	(6,523)
Issue of trust units, net of issue costs	412,909	257,076
Contributions by non-controlling interests (note 9)	683,100	135,829
Change in non-cash financing working capital	2,179	(154)
	1,263,205	220,148
Cash used for investing activities
Capital expenditures	(247,122)	(190,433)
Capitol Energy acquisition (note 4)	(467,495)	-
Triwest Energy acquisition (note 4)	(2,300)	-
USOGP natural gas asset acquisition (note 4)	(763,652)	-
Acquisition of Midstream NGL business	-	(1,036)
Oil and gas property acquisitions, net (note 4)	(265,201)	(481,625)
Increase in investments	(5,450)	-
Proceeds on sale of assets	5,030	11,517
Change in reserve for future site reclamation (note 14)	-	1,872
Change in non-cash investing working capital	15,048	3,397
	(1,731,142)	(656,308)
Decrease in cash and cash equivalents	(3,482)	(21,811)
Cash and cash equivalents beginning of year	10,302	32,113
Cash and cash equivalents end of year	$6,820	$10,302
Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$69,600	$56,036
Cash taxes paid	$13,741	$9,601

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian Dollars (000s)
	Year ended
	December 31,
	2007	2006

Net income	$30,434	$140,920
Other comprehensive (loss) income, net of taxes
Foreign currency translation adjustments	(25,083)	(509)
Unrealized loss on available-for-sale investments
(net of taxes of $262)	(1,811)	-
	(26,894)	(509)

Comprehensive income	$3,540	$140,411
Accumulated other comprehensive (loss) income, beginning of year	(42,294)	(41,785)
Other comprehensive (loss) income	(26,894)	(509)
Accumulated other comprehensive (loss) income, end of year	$(69,188)	$(42,294)
Accumulated income, end of year	268,642	238,208
Accumulated cash disributions, end of year	(1,260,177)	(926,825)
Retained earnings (deficit), end of year	(991,535)	(688,617)
Total retained earnings (deficit) and accumulated other comprehensive
(loss) income, end of year	$(1,060,723)	$(730,911)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in Cdn$ 000’s, except unit and per unit amounts)

December 31, 2007

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

i)	Principles of consolidation and investments

The consolidated financial statements include the accounts of the Trust and Provident, including the consolidated accounts of all wholly and partially owned subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles. Investments subject to significant influence are accounted for using the equity method. Certain comparative numbers have been restated to conform to the current year presentation.

ii)	Financial instruments

All financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Investments, other than investments accounted for by the equity method, are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI. The Trust’s other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method. Transaction costs are included with the associated financial instruments and amortized accordingly (see note 3).

iii)	Cash and cash equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

iv)	Property, plant & equipment and intangible assets

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

The provision for depletion and depreciation for oil and natural gas assets is calculated, by cost centre, using the unit-of-production method based on current production divided by the Trust’s share of estimated total proved oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the cost of unproved properties.

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

b)	Impairment

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

For Midstream property, plant and equipment, and intangible assets, an impairment loss is recognized when the carrying amount exceeds the fair value.

v)	Joint venture

Provident conducts many of its activities through joint ventures and the accounts reflect only Provident’s proportionate interest in such activities.

vi)	Inventory

Inventories of products are valued at the lower of average cost and net realizable value based on market prices.

vii)	Goodwill

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

viii)	Asset retirement obligation

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

ix)	Unit based compensation

The Trust uses the fair value method of valuing compensation expense associated with the Trust’s unit option plan. Provident has applied this method to options issued after January 1, 2003, the effective date for implementing stock based compensation. Under the fair value method the amount to be recognized as expense is determined at the time the options are issued and is recognized in earnings over the vesting period of the options with a corresponding increase in contributed surplus.

The Trust has established other unit based compensation plans whereby notional units are granted to employees. The fair value of these notional units is estimated and recorded as part of general and administrative expenses with an offsetting amount to accrued liabilities or other long—term liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made.

x)	Trust unit calculations

The Trust applies the treasury stock method to determine the dilutive effect of trust unit rights and trust unit options. Under the treasury stock method, outstanding and exercisable instruments that will have a dilutive effect are included in per unit - diluted calculations, ordered from most dilutive to least dilutive.

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby the outstanding debentures at the end of the period are assumed to have been converted at the beginning of the period or at the time of issue if issued during the year. Amounts charged to income or loss relating to the outstanding debentures are added back to net income for the diluted calculation. The units issued upon conversion are included in the denominator of per unit - basic calculations from the date of issue.

xi)	Income taxes

Provident follows the liability method for calculating income taxes. Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability. The effect of any change in income tax rates is recognized in the current period income.

The Trust is a taxable entity under the Income Tax Act (Canada) and is currently taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for current income taxes has been made in the Trust.

In 2007, the Canadian government enacted Bill C-52, Budget Implementation Act 2007. This bill contains legislation to tax publicly traded trusts, commencing in 2011. As a result of this legislation, the Trust records the future income tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010.

xii)	Revenue recognition

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

xiii)	Foreign currency translation

The accounts of self-sustaining foreign operations are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenue and expenses are translated using average rates for the period. Translation gains and losses related to self-sustaining operations are deferred and included as a component of accumulated other comprehensive income. A proportionate amount of the gain or loss is recognized in net income when there has been a reduction in the net investment.

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

xiv)	Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information. Actual results could differ from those estimated. In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, asset retirement obligation and future income taxes. The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs. Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

The estimation of oil and gas reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and the timing of future expenditures. The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts.

3.	Changes in accounting policies and practices

A.	Changes in accounting policies

i) Financial instruments

Effective January 1, 2007, the Trust adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 Financial Instruments – Recognition and Measurement, 1530 Comprehensive Income, and 3861 Financial Instruments – Disclosure and Presentation. The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, the Trust has elected not to apply hedge accounting, consistent with prior periods.

These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). In accordance with the transitional provisions of all of the new sections, the comparative interim consolidated financial statements have not been restated, except that the “Cumulative translation adjustment” has been reclassified to “Accumulated other comprehensive income”.

Under these new standards, all financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Investments are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI. The Trust’s other financial instruments (accounts receivable, accounts payable, and long-term debt) are measured at amortized cost using the effective interest rate method. Transaction costs are included with the associated financial instrument and amortized accordingly.

In conjunction with the above standards, the CICA issued Section 3862 “Financial Instruments-Disclosures” and Section 3863 “Financial Instruments-Presentation”. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes presentation guidelines for financial instruments and non-financial derivatives and addresses the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. These two sections are effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. The Trust is currently evaluating the effect that these standards might have on the consolidated financial statements.

Several adjustments in the Trust’s consolidated financial statements were required upon transition to the new financial instruments framework, which were the following:

Long-term debt and deferred financing charges

Prior to the adoption of the new standards, financing charges related to long-term debt were included in “Deferred financing charges” on the Trust’s Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 Financial Instruments – Recognition and Measurement, the Trust’s long-term debt – revolving credit facilities is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, “Deferred financing charges” of $3.0 million, and prepaid interest of $8.5 million, which were previously recorded as assets of the Trust, were reclassified to “Long-term debt – revolving credit facilities” on the Consolidated Balance Sheet. The accounting treatment for “Long-term debt – convertible debentures” is the same as in prior periods, except that related deferred financing charges are now included in the carrying amount. Deferred financing charges of $9.4 million were reclassified to “Long-term debt – convertible debentures” on the Consolidated Balance Sheet.

Comprehensive income

The consolidated financial statements now include a new Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income. Other comprehensive income includes foreign currency translation adjustments relating to self-sustaining foreign operations and unrealized gains and losses on available-for-sale investments, net of the related future income tax on those items.

ii)	Equity

In 2005, the CICA issued Section 3251 “Equity”. This Section replaces Section 3250 “Surplus” and establishes standards for the presentation of equity and changes in equity during the reporting period. The Section requires an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The application of this standard has not had a material impact on the Trust’s financial statements.

iii)	Accounting changes

In 2006, the CICA released Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies. Under the new section, voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information. Changes in accounting policy are applied retroactively unless it is impracticable to do so or the change in accounting policy is made on initial application of a primary source of GAAP, and that primary source of GAAP has specific transitional provisions. All material prior period errors are to be corrected retroactively. This section is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2007. The application of this standard has not had a material impact on the Trust’s financial statements.

B.	Recent accounting pronouncements

i)	Inventory

In June 2007, the CICA issued a new accounting standard, Section 3031 - Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

•	measurement of inventories at the lower of cost and net realizable value;
•	consistent use of either first-in, first-out or a weighted average cost formula to measure cost;
•	reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new Section is effective for the Trust beginning January 1, 2008. The Trust is currently evaluating the effect that this standard might have on the consolidated financial statements.

ii)	Capital disclosures

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

iii)	Goodwill and intangible assets

In February 2008, the CICA released section 3064 “Goodwill and intangible assets” which supersedes section 3062 “Goodwill and other intangible assets” and section 3450 “Research and development.” This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Trust does not expect the adoption of this standard to have a material impact on its financial statements.

4.	Acquisitions

i)	Acquisition of Triwest

On December 3, 2007, the Trust acquired the common shares of Triwest Energy Inc. (“Triwest”), for consideration of 6,251,149 trust units with an ascribed value of $76.6 million plus acquisition costs of $0.8 million and cash consideration of $1.5 million. Triwest was a privately held company with oil assets primarily in southeast Saskatchewan. The transaction was accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$115,719
Working capital, net	(2,757)
Bank debt	(11,122)
Asset retirement obligation	(752)
Future income taxes	(22,211)
$78,877
Consideration
Acquisition costs	$800
Cash	1,500
2,300
Trust units issued	76,577
$78,877

ii)	Acquisition of USOGP natural gas assets

On November 1, 2007, BreitBurn Energy Partners L.P. (the “MLP”) completed the acquisition of certain assets from Quicksilver Resources Inc. (“Quicksilver”) in exchange for cash consideration of U.S. $750 million and 21,347,972 MLP units reducing Provident’s ownership in the MLP from approximately 50 percent to approximately 22 percent.  The assets acquired include all of Quicksilver’s natural gas, oil and related assets in Michigan, Indiana and Kentucky.

The transaction has been accounted for as an asset purchase with the allocation of cost as follows (in Canadian dollars):

Property, plant and equipment	$1,453,697
Investments accounted for using the equity method	15,600
Intangible assets	5,131
Working capital, net	15
Asset retirement obligation	(10,230)
$1,464,213
Consideration
Acquisition costs	12,952
Cash	$750,700
763,652
MLP units issued to Quicksilver	700,561
$1,464,213

The cash portion of the consideration was financed by the issue of 16,666,667 MLP units at U.S. $27.00 per unit (less underwriting fees and other costs of U.S. $8.7 million) and the MLP’s credit facility.

iii)	Acquisition of Capitol

On June 19, 2007, the Trust acquired Capitol Energy Resources Ltd. (“Capitol”) for cash consideration of $467.5 million. Capitol was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$522,707
Goodwill	85,946
Working capital, net	17,108
Bank debt	(53,100)
Financial derivative instruments	(621)
Asset retirement obligation	(1,752)
Future income taxes	(102,793)
$467,495
Consideration
Acquisition costs	$1,115
Cash	466,380
$467,495

The Capitol acquisition was financed by the issuance of 29,313,727 trust units at $12.75 per unit and Provident’s credit facility.

iv)	MLP acquisitions

In May 2007, BreitBurn Energy Partners L.P. (the “MLP”) completed two oil and gas property acquisitions, one in Florida for cash consideration of U.S. $108.1 million and one in California for cash consideration of U.S. $92.5 million. The transactions were accounted for as asset purchases with the allocation of cost as follows (in Canadian dollars):

Property, plant and equipment	$205,160
Intangible assets	3,591
Inventory	11,282
Other working capital, net	(821)
Asset retirement obligation	(4,708)
$214,504
The acquisitions were financed by the issue of units by the MLP to institutional investors (see note 9).

v)	Acquisition of Rainbow assets

On August 31, 2006 Provident acquired a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta. The transaction was accounted for as an asset purchase with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$660,427
Asset retirement obligation	(1,903)
Future income taxes	(185,726)
$472,798
Consideration
Acquisition costs	$500
Cash	472,298
$472,798

The acquisition was financed by the issuance of 16,325,000 units at $13.85 per unit and Provident’s credit facilities.

5	.	Property, plant and equipment

		Accumulated
		depletion and	Net Book
Year ended December 31, 2007	Cost	depreciation	value
Oil and natural gas properties	$4,977,958	$1,215,499	$3,762,459
Midstream assets	790,434	63,763	726,671
Office equipment	40,936	11,246	29,690
Total	$5,809,328	$1,290,508	$4,518,820
		Accumulated
		depletion and	Net Book
Year ended December 31, 2006	Cost	depreciation	value
Oil and natural gas properties	$2,513,031	$927,087	$1,585,944
Midstream assets	781,092	42,143	738,949
Office equipment	17,070	8,426	8,644
Total	$3,311,193	$977,656	$2,333,537

Costs associated with unproved properties and major development projects excluded from costs subject to depletion as at December 31, 2007 totaled $137.7 million (December 31, 2006 - $17.8 million). Midstream assets include $35.9 million (2006 - $22.0 million) for products required for line-fill and cavern bottoms.

An impairment test calculation was performed on property, plant and equipment at December 31, 2007 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying amount of oil and gas property, plant and equipment for each cost centre.

The following table outlines prices used in the impairment test at December 31, 2007:

	Oil	Gas	NGL
Year	$ /bbl	$ /mcf	$/bbl
2008	$60.10	$6.80	$63.71
2009	$59.38	$7.60	$62.00
2010	$59.24	$7.87	$60.98
2011	$58.11	$8.11	$59.39
2012	$58.55	$8.37	$59.91
Thereafter (1)	2.00%	2.00%	2.00%
(1) Percentage change represents the increase in each year after 2012 to the end of the reserve life.

6	.	Intangible assets

		Accumulated	Net Book
December 31, 2007	Cost	amortization	value
Midstream contracts and customer relationships	$183,100	$25,049	$158,051
Fractionation spread support agreement - Midstream	17,600	17,600	-
Other intangible assets - Midstream	16,308	2,566	13,742
U.S. oil and natural gas production related intangible assets	8,468	4,705	3,763
Total	$225,476	$49,920	$175,556

		Accumulated	Net Book
December 31, 2006	Cost	amortization	value
Midstream contracts and customer relationships	$183,100	$12,842	$170,258
Fractionation spread support agreement - Midstream	17,600	9,258	8,342
Other intangible assets - Midstream	16,308	1,316	14,992
Total	$217,008	$23,416	$193,592

7	.	Long-term debt

	December 31, 2007	December 31, 2006
Revolving term credit facilities	$1,292,832	$702,993
Convertible debentures	275,638	285,792
Current portion of convertible debentures	(19,198)	-
	256,440	285,792
Total	$1,549,272	$988,785

i)	Revolving term credit facilities

Provident has a $1,125 million term credit facility with a syndicate of Canadian chartered banks secured by midstream assets and by its Canadian oil and gas properties. Provident may draw on the credit facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans. At December 31, 2006 the facility totaled $925 million. In May 2007 the facility was increased to its current level of $1,125 million. At December 31, 2007, $925.3 million was drawn on this facility. Included in the carrying value at December 31, 2007 were financing costs of $1.3 million.

The terms of the credit facility have a revolving three year period expiring on May 30, 2010. Provident can extend the revolving period by an additional year, no earlier than 90 days and no later than 30 days prior to the end of the first year of the applicable three year revolving period. If the lenders do not extend the revolving period, or Provident chooses not to extend, the credit facility will be terminated and the loan balance will become due and payable in full on the maturity date.

In addition, Provident’s U.S. subsidiaries have credit facilities with a borrowing base of U.S. $737.7 million with a syndicate of U.S. banks secured by oil and gas assets of the subsidiaries. Provident’s U.S. subsidiaries may draw upon the facility by way of U.S. base rate loans, LIBOR loans or letters of credit. The facilities have a termination date of October 10, 2010. At December 31, 2007, $375.4 million was drawn on these facilities. Included in the carrying value at December 31, 2007 were financing costs of $6.6 million.

At December 31, 2007 the effective interest rate of the outstanding credit facilities was 5.9 percent (2006 – 5.2 percent). At December 31, 2007 Provident had $35.9 million in letters of credit outstanding (2006 - $31.9 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the twelve months ended December 31, 2007, $6.1 million of the face value of debentures were converted to trust units at the election of debenture holders (2006 - $15.4 million). Included in the carrying value at December 31, 2007 were financing costs of $7.0 million. The fair value of the convertible debentures at December 31, 2007 approximates the face value of the instruments. The following table details each outstanding convertible debenture.

	As at		As at
Convertible Debentures	December 31, 2007		December 31, 2006
						Conversion
	Carrying		Carrying			Price per
($ 000s except conversion pricing)	Value(1)	Face Value	Value(1)	Face Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$140,515	$149,980	$142,860	$150,000	April 30, 2011	14.75
6.5% Convertible Debentures	91,460	99,024	93,134	99,024	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,465	25,109	24,402	25,114	July 31, 2009	12.00
8.75% Convertible Debentures	19,198	19,931	25,396	25,972	Dec. 31, 2008	11.05
	$275,638	$294,044	$285,792	$300,110

(1)  Excluding equity component of convertibl e debentures
(2)  The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

8.	Asset retirement obligation

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

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $613.1 million (2006 - $411.6 million).  Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 52 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $166.1 million (2006 - $166.1 million).  The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 29 to 40 years.

	Year ended December 31,
($000s)	2007	2006
Carrying amount, beginning of year	$49,614	$41,133
Acquisitions	17,442	1,903
Change in estimate	14,561	6,793
Increase in liabilities incurred during the year	2,547	1,443
Settlement of liabilities during the year	(4,424)	(4,622)
Decrease in liabilities due to disposition	(654)	(946)
Accretion of liability	4,885	3,822
Foreign currency translation adjustments	(3,071)	88
Carrying amount, end of year	$80,900	$49,614

9	.	Non-controlling interests – USOGP

	Year ended December 31,
	2007	2006
Non-controlling interests, beginning of year	$81,111	$11,885
Net (loss) income attributable to non-controlling interests	(35,666)	2,995
Distributions to non-controlling interests	(35,846)	(6,523)
Investments by non-controlling interests	1,129,073	72,754
Foreign currency translation adjustment	(38,536)	-
Non-controlling interests, end of year	$1,100,136	$81,111
Accumulated (loss) income attributable to non-controlling interests	$(30,152)	$5,514

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California.  Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at December 31, 2007 to approximately 4.0 percent (2006 – 4.4 percent). Contributions by this non-controlling interest were nil in 2007 (2006 – $0.5 million).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its statements, with the partner’s interest recorded as non-controlling interest. Contributions by the non-controlling interest total $3.9 million in 2007 (2006 - $3.7 million).

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering. BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP. The offering of 6.9 million common units at U.S. $18.50 per unit resulted in approximately 34 percent of the MLP held by partners not related to Provident. During the second quarter of 2007, the MLP issued 7.0 million common units to third parties for proceeds of $237.5 million.  As a result of this transaction, Provident’s interest in the MLP decreased from approximately 66 percent to approximately 50 percent, resulting in a dilution gain of $98.6 million recorded on the consolidated statement of operations. During the fourth quarter of 2007, the MLP issued 38.0 million units in conjunction with the USOGP natural gas asset acquisition.  The cash proceeds and ascribed value of these issued units totaled $1,142.2 million. As a result of this transaction, Provident’s interest in the MLP decreased from approximately 50 percent to approximately 22 percent, resulting in an additional dilution gain of $161.7 million recorded on the consolidated statement of operations. The non-controlling interest balance increased by $1,119.4 million in 2007 reflecting the non-controlling interest ownership change from approximately 34 percent to approximately 78 percent.  The Trust, through its 95.6 percent general partnership interest, continues to control and consolidate the MLP.

10.   Unitholders’ contributions

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

i)   2007 activity

On May 24, 2007, the Trust issued 25,490,197 Subscription Receipts at a price of $12.75 per Subscription Receipt for total proceeds of $325 million ($308.3 million net of issue costs).  On June 7, 2007, an additional 3,823,530 Subscription Receipts were issued at a price of $12.75 on exercise of the underwriter’s over-allotment option, for additional proceeds of $48.8 million ($46.3 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Capitol acquisition. The acquisition closed on June 19, 2007 at which time all the outstanding Subscription Receipts were converted into trust units. Proceeds from the issue were used to fund the Capitol acquisition.

On December 3, 2007 the Trust issued 6.3 million units (at an ascribed value of $76.6 million) as part of the consideration to acquire the outstanding shares of Triwest Energy Inc.

In 2007, the Trust issued 5.8 million units related to Provident’s DRIP program, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan. The net increase in unitholders’ contributions associated with these activities was $65.2 million.

ii)  2006 activity

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

In 2006, the Trust issued 6.1 million units related to Provident’s DRIP program, conversion of exchangeable shares to units, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan. The net increase in unitholders’ contributions associated with these activities was $70.1 million.

		Year ended December 31,
	2007			2006
		Amount		Number of	Amount
Trust Units	Number of units	(000s	)	units	(000s	)
Balance at beginning of year	211,228,407	$2,254,048		188,772,788	$1,971,707
Issued for cash	29,313,727	373,750		16,325,000	224,142
Issued to acquire Triwest Energy Inc.	6,251,149	76,577		-	-
Exchangeable share conversions	-	-		881,083	9,012
Issued pursuant to unit option plan	825,349	8,426		907,201	8,589
Issued pursuant to the distribution reinvestment plan	3,941,864	45,338		2,714,636	33,045
To be issued pursuant to the distribution reinvestment plan	525,822	5,153		300,134	3,806
Debenture conversions	548,455	6,270		1,327,565	15,689
Unit issue costs	-	(19,188)		-	(11,942)
Balance at end of year	252,634,773	$2,750,374		211,228,407	$2,254,048

The basic per trust unit amounts for 2007 were calculated based on the weighted average number of units outstanding of 229,939,158 (2006 – 196,627,060). The diluted per trust unit amounts for 2007 are calculated including no additional trust units (2006 – 286,957) for the dilutive effect of the unit option plan and the convertible debentures.

11.	Unit based compensation

i)	Restricted/Performance units

Certain employees of the Trust’s Canadian and U.S. subsidiaries are granted restricted trust units (RTUs) and/or performance trust units (PTUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust or U.S. subsidiary units. The grants are based on criteria designed to recognize the long term value of the employee to the organization. RTUs vest evenly over a period of three years commencing at the grant date. Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units. PTUs vest three years from the date of grant and can be increased to a maximum of double the PTUs granted or a minimum of nil PTUs depending on the Trust’s performance vis-à-vis other trusts’ performance based on certain benchmarks.

As of December 31, 2007 there were 1,408,196 RTUs and 4,441,152 PTUs outstanding (2006 – 571,423 RTUs and 1,704,234 PTUs). The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period. At December 31, 2007, $12.7 million (2006 - $2.3 million) is included in accounts payable and accrued liabilities for this plan and $14.8 million (2006 - $13.3 million) is included in other long-term liabilities. The following table reconciles the expense recorded for RTUs and PTUs.

	Year ended December 31,
	2007	2006
Cash general and administrative	$2,395	$1,021

Non-cash unit based compensation (included in general and administrative)	11,576	11,156
Production, operating and maintenance expense	1,247	939
	$15,218	$13,116

ii)	Unit option plan

The Trust option plan (the “Plan”) is administered by the Board of Directors of Provident. In October 2005, a restricted/performance unit program (see (i)) was approved. This program replaces the unit option plan. Unit options in existence will continue to be outstanding.

At December 31, 2007, the Trust had 1,279,169 options outstanding and exercisable with strike prices ranging between $10.49 and $12.14 per unit. The weighted average remaining contractual life of the options was 0.87 years and the weighted average exercise price was $11.04 per unit excluding average potential reductions to the strike prices of $1.77 per unit.

At December 31, 2006, the Trust had 2,114,808 options outstanding with strike prices ranging between $10.49 and $12.14 per unit. The weighted average remaining contractual life of the options was 1.96 years and the weighted average exercise price was $11.09 per unit excluding average potential reductions to the strike prices of $1.50 per unit. Of these outstanding options, 1,947,989 were exercisable with a weighted average price of $11.08.

The following table reconciles the movement in the contributed surplus balance.

	Year ended December 31,
	2007	2006
Contributed surplus, beginning of the year	$1,315	$1,675

Non-cash unit based compensation (included in general and administrative)	57	203
Benefit on options exercised charged to unitholders’ equity	(571)	(563)
Contributed surplus, end of year	$801	$1,315

iii)	Unit appreciation rights

At December 31, 2007, the Trust’s U.S. subsidiaries had unit appreciation rights (UARs) outstanding of 187,656 (2006 – 472,521) with a weighted average price of U.S. $9.58 (2006 – U.S. $8.41). Of these outstanding UARs, 148,336 (2006 – 81,852) were exercisable at a weighted average price of U.S. $9.46 (2006 – U.S. $8.46).

The fair value associated with the UARs is expensed in the statement of operations over the vesting period. At December 31, 2007, $0.8 million (2006 - $2.5 million) is included in accounts payable and accrued liabilities for this plan and nil (2006 - $0.1 million) is included in other long-term liabilities. The following table reconciles the expense recorded for UARs

	Year ended December 31,
	2007	2006
Cash general and administrative	$2,113	$798
Non-cash unit based compensation
(included in general and administrative)	(1,490)	1,246
	$623	$2,044

iv)	Other unit based compensation

Pursuant to employment agreements between the Trust’s U.S. subsidiaries and certain employees, the employees are eligible to receive cash compensation in relation to the value of a specified number of underlying notional units.

The value of each notional unit is determined on the basis of a valuation of the U.S. subsidiaries as at the end of the fiscal period. At December 31, 2007 there were 3,061,137 notional units outstanding under the key employee plan (2006 – 2,755,566). There were 2,965,502 notional units outstanding under other USOGP unit based plans (2006 – 12,984,001). At December 31, 2007, $8.7 million (2006 - $13.4 million) is included in accounts payable and accrued liabilities for these plans, and $6.0 million (2006 - $2.9 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for the other unit based compensation plans.
	Year ended December 31,
	2007	2006
Cash general and administrative	$11,189	$3,807
Non-cash unit based compensation
(included in general and administrative)	3,871	10,478
	$15,060	$14,285

12.	Income taxes

In 2007, future income tax expense includes $88.4 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government. This bill contains legislation to tax publicly traded trusts including the Trust. As a result of this legislation, the Trust is now required to record the future tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010.

Although the Trust believes it will be subject to additional tax under the new legislation, the estimated effective tax rate on temporary difference reversals after 2011 may change in future periods.  As the legislation is new, future technical interpretations of the legislation could occur and could materially affect management’s estimate of the future income tax liability.

The amount and timing of reversals of temporary differences will also depend on the Trust’s future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in any of the preceding assumptions could materially affect the Trust’s estimate of the future tax liability.

Provident follows the liability method for calculating future income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities and their respective tax bases, using income tax rates substantively enacted on the consolidated balance sheet date:

	Year ended December 31,
Future income taxes	2007	2006
Petroleum and natural gas properties, production facilities and other	$332,301	$266,156
Midstream facilities	117,699	42,850
	$450,000	$309,006

The income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 32.81 percent (2006 – 34.67 percent) as follows:

	Year ended December 31,
	2007	2006
Expected income tax expense	$23,310	$40,736
Increase (decrease) resulting from:
Future income tax expense relating to enactment of Bill C-52,
Budget Implementation Act 2007	88,352	-
Non-deductible Crown charges and other payments	-	8,135
Federal resource allowance	-	(5,742)
Alberta Royalty Tax Credit	-	(173)
Income of the Trust and other	(73,045)	(70,999)
Capital Taxes	3,762	1,314
Witholding tax and other	3,425	3,308
Income tax rate changes	(5,193)	(3,752)
Income tax expense (recovery)	$40,611	$(27,173)

13.	Financial instruments

Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, current liabilities, commodity, foreign currency and interest rate contracts and long-term debt. Except as disclosed in note 7, as at December 31, 2007 and 2006, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

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

i)	Commodity price

a)	Crude oil

In 2007, Provident paid $17.6 million (2006 - $5.7 million) to settle various oil market based contracts on an aggregate volume of 3.4 million barrels (2006 – 2.1 million barrels). The estimated value of contracts in place if settled at market prices at December 31, 2007 would have resulted in an opportunity cost of $98.2 million (2006 – $7.2 million gain).

b)	Natural Gas

In 2007, Provident received $9.6 million (2006 - $7.6 million) to settle various natural gas market based contracts on an aggregate of 16.7 million gigajoules (“gj”) (2006 – 9.5 million gj’s). The estimated value of contracts in place if settled at market prices at December 31, 2007 would have resulted in an opportunity cost of $18.0 million (2006 – $8.6 million gain).

c)	Midstream

In 2007, Provident received $17.9 million (2006 – paid $0.6 million) to settle Midstream oil market based contracts on an aggregate volume of 1.2 million barrels (2006 - 1.5 million barrels) and paid $48.7 million (2006 -$27.1 million) to settle Midstream natural gas market based contracts on an aggregate volume of 25.3 million gj’s (2006 – 15.3 million gj’s).  In addition, Provident paid $48.2 million (2006 – received $12.3 million) to settle Midstream NGL market based contracts on an aggregate volume of 7.2 million barrels (2006 – 2.5 million barrels). The estimated value of contracts in place if settled at market prices at December 31, 2007 would have resulted in an opportunity cost of $261.6 million (2006 – $68.8 million).

ii)	Foreign exchange contracts

In 2007, Provident received $6.3 million to settle various foreign exchange based contracts (2006 - $0.4 million). The estimated value of contracts in place if settled at foreign exchange rates at December 31, 2007 would have resulted in an opportunity cost of $0.1 million (2006 – $0.1 million gain).

iii)	Interest rate contracts

As at December 31, 2007 the estimated value of contracts in place settled at December 31 interest rates was an opportunity cost of $0.1 million (December 31, 2006 – nil).

The contracts in place at December 31, 2007 are summarized in the following tables:
COGP
Volume
Year Product		(Buy)Sell		Terms	Effective Period
2008	Crude Oil	250	Bpd	Puts US $63.75 per bbl	January 1 - December 31
		150	Bpd	Puts US $75.00 per bbl	January 1 - December 31
		1,000	Bpd	Puts US $67.50 per bbl	January 1 - December 31
		250	Bpd	Participating Swap US $60.00 per bbl (max to 75.3% above the floor price)	January 1 - December 31
		375	Bpd	Participating Swap US $65.00 per bbl (52.7% above the floor price)	January 1 - December 31
		450	Bpd	Participating Swap US $62.50 per bbl (max to 52.5% above the floor price)	January 1 - June 30
		450	Bpd	Participating Swap US $62.50 per bbl (67.8% above the floor price)	January 1 - June 30
		850	Bpd	Participating Swap US $65.00 per bbl (57.5% above the floor price)	January 1 - June 30
		850	Bpd	Participating Swap US $62.50 per bbl (max to 69.9% above the floor price)	January 1 - June 30
		300	Bpd	Participating Swap US $62.50 per bbl (max to 51% above the floor price)	July 1 - December 31
		625	Bpd	Participating Swap US $65.00 per bbl (54.25% above the floor price)	July 1 - December 31
		925	Bpd	Participating Swap US $62.50 per bbl (66% above the floor price)	July 1 - December 31
		325	Bpd	Participating Swap US $67.20 per bbl (70% above the floor price)	July 1 - December 31
	Natural Gas	1,000	Gjpd	Puts Cdn $6.00 per gj	January - March 31
		5,000	Gjpd	Participating Swap Cdn $6.48 per gj (max to 100% above the floor price)	January - March 31
		4,000	Gjpd	Participating Swap Cdn $7.00 per gj (52.8% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 70% above the floor price)	January - March 31
		4,000	Gjpd	Participating Swap Cdn $7.25 per gj (56% above the floor price)	January - March 31
		8,000	Gjpd	Participating Swap Cdn $7.50 per gj (70% above the floor price)	January - March 31
		8,000	Gjpd	Participating Swap Cdn $7.75 per gj (70% above the floor price)	January - March 31
		2,000	Gjpd	Participating Swap Cdn $8.00 per gj (max to 75.5% above the floor price)	January - March 31
		300	Gjpd	Participating Swap Cdn $7.60 per gj (53.5% above the floor price)	January 1 - June 30
		2,000	Gjpd	Participating Swap Cdn $6.00 per gj (max up to 85% above the floor price)	January 1 - October 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 25% above the floor price)	January 1 - October 31
		900	Gjpd	Participating Swap Cdn $7.60 per gj (41% above the floor price)	January 1 - October 31
		2,000	Gjpd	Participating Swap Cdn $6.00 per gj (56% above the floor price)	April 1 - October 31
		2,000	Gjpd	Participating Swap Cdn $7.00 per gj (48.6% above the floor price)	April 1 - October 31
		1,000	Gjpd	Participating Swap Cdn $6.75 per gj (51% above the floor price)	April 1 - December 31
		1,000	Gjpd	Participating Swap Cdn $7.00 per gj (max up to 85% above the floor price)	April 1 - December 31
		1,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 23.5% above the floor price)	April 1 - December 31
		1,000	Gjpd	Participating Swap Cdn $6.50 per gj (50% above the floor price)	November 1 - December 31
		1,000	Gjpd	Participating Swap Cdn $6.50 per gj (max up to 90% above the floor price)	November 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $6.75 per gj (max up to 90% above the floor price)	November 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.00 per gj (max up to 85% above the floor price)	November 1 - December 31
		2,000	Gjpd	Participating Swap Cdn $7.50 per gj (max up to 100% above the floor price)	November 1 - December 31
		400	Gjpd	Participating Swap Cdn $7.75 per gj (23% above the floor price)	November 1 - December 31
2009	Crude Oil	125	Bpd	Participating Swap US $60.00 per bbl (60% above the floor price)	January 1 - December 31
		825	Bpd	Participating Swap US $62.50 per bbl (59.5% above the floor price)	January 1 - December 31
		400	Bpd	Participating Swap US $62.50 per bbl (max to 50% above the floor price)	January 1 - June 30
		1,500	Bpd	Participating Swap US $62.50 per bbl (62.6% above the floor price)	January 1 - June 30
		775	Bpd	Participating Swap US $62.50 per bbl (60.4% above the floor price)	July 1 - December 31
	Natural Gas	400	Gjpd	Participating Swap Cdn $7.75 per gj (23% above the floor price)	January 1 - December 31
		1,000	Gjpd	Participating Swap Cdn $6.50 per gj (50% above the floor price)	January 1 - March 31
		1,000	Gjpd	Participating Swap Cdn $6.50 per gj (max up to 90% above the floor price)	January 1 - March 31
		1,000	Gjpd	Participating Swap Cdn $6.75 per gj (51% above the floor price)	January 1 - March 31
		2,000	Gjpd	Participating Swap Cdn $6.75 per gj (max up to 90% above the floor price)	January 1 - March 31
		1,000	Gjpd	Participating Swap Cdn $7.00 per gj (max up to 85% above the floor price)	January 1 - March 31
		2,000	Gjpd	Participating Swap Cdn $7.00 per gj (max up to 85% above the floor price)	January 1 - March 31
		3,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 62% above the floor price)	January 1 - March 31

USOGP
Volume
Year Product		(Buy)Sell		Terms	Effective Period
2008	Crude Oil	125-325 Bpd		US $59.25 per bbl	January 1 - December 31
		325	Bpd	US $70.37 per bbl	January 1 - December 31
		790	Bpd	US $72.89 per bbl	January 1 - December 31
		425	Bpd	Participating Swap US $60.00 per bbl (max to 76% above the floor price)	January 1 - December 31
		2,650	Bpd	US $68.44 per bbl	January 1 - June 30
		250	Bpd	Costless Collar US $66.00 floor, US $69.25 ceiling	January 1 - June 30
		250	Bpd	Costless Collar US $66.00 floor, US $71.50 ceiling	January 1 - June 30
		250	Bpd	US $71.24 per bbl	July 1 - September 30
		2,500	Bpd	Participating Swap US $60.00 per bbl (max to 53.3% above the floor price)	July 1 - September 30
		250	Bpd	US $70.66 per bbl	July 1 - December 31
		250	Bpd	Participating Swap US $70.00 per bbl (61.8% above the floor price)	July 1 - December 31
		2,000	Bpd	Participating Swap US $60.00 per bbl (max to 59% above the floor price)	October 1 - December 31
		750	Bpd	US $70.49 per bbl	October 1 - December 31
		150	Bpd	Participating Swap US $60.00 per bbl (78% above the floor price)	January 1 - December 31
		250	Bpd	Participating Swap US $62.50 per bbl (57.5% above the floor price)	January 1 - December 31
		250	Bpd	Participating Swap US $65.00 per bbl (52% above the floor price)	January 1 - December 31
	Natural Gas	48,643	Mmbtu	US $8.01 per mmbtu (10)	January 1 - December 31
2009	Crude Oil	125 - 325 Bpd		US $59.25 per bbl	January 1 - December 31
		460	Bpd	US $69.95 per bbl	January 1 - December 31
		679	Bpd	US $71.38 per bbl	January 1 - December 31
		410	Bpd	Participating Swap US $60.00 per bbl (max to 67.99% above the floor price)	January 1 - December 31
		250	Bpd	Participating Swap US $62.50 per bbl (max to 67.25% above the floor price)	January 1 - December 31
		210	Bpd	Costless Collar US $60.00 floor, US $79.50 ceiling	January 1 - December 31
		250	Bpd	Participating Swap US $70.00 per bbl (61.8% above the floor price)	January 1 - December 31
		500	Bpd	Participating Swap US $60.00 per bbl (max to 55.5% above the floor price)	January 1 - September 30
		2,000	Bpd	Participating Swap US $60.00 per bbl (max to 59% above the floor price)	January 1 - September 30
		500	Bpd	US $70.92 per bbl	January 1 - March 31
		500	Bpd	US $72.25 per bbl	April 1 - June 30
		250	Bpd	US $72.47 per bbl	October 1 - December 31
		250	Bpd	Participating Swap US $60.00 per bbl (70% above the floor price)	October 1 - December 31
		500	Bpd	Participating Swap US $65.00 per bbl (54% above the floor price)	October 1 - December 31
		500	Bpd	Participating Swap US $65.00 per bbl (50% above the floor price)	October 1 - December 31
		250	Bpd	US $70.00 per bbl	December 1 - December 31
		425	Bpd	Participating Swap US $60.00 per bbl (61.45% above the floor price)	January 1 - December 31
	Natural Gas	44,071	Mmbtu	US $8.01 per mmbtu (10)	January 1 - December 31
2010	Crude Oil	609	Bpd	US $70.42 per bbl	January 1 - December 31
		500	Bpd	US $69.75 per bbl	January 1 - December 31
		933	Bpd	Participating Swap US $60.00 per bbl (max to 59.01% above the floor price)	January 1 - December 31
		250	Bpd	Participating Swap US $62.50 per bbl (56.20% above the floor price)	January 1 - December 31
		183	Bpd	Costless Collar US $60.00 floor, US $79.25 ceiling	January 1 - December 31
		183	Bpd	US $69.59 per bbl	January 1 - December 31
		250	Bpd	Participating Swap US $70.00 per bbl (61.8% above the floor price)	January 1 - March 31
		250	Bpd	Participating Swap US $60.00 per bbl (70% above the floor price)	January 1 - June 30
		500	Bpd	Participating Swap US $65.00 per bbl (50% above the floor price)	January 1 - June 30
		250	Bpd	US $72.47 per bbl	January 1 - June 30
		542	Bpd	US $72.05 per bbl	January 1 - July 31
		500	Bpd	Participating Swap US $70.00 per bbl (37.3% above the floor price)	April 1 - September 30
	Natural Gas	40,471	Mmbtu	US $8.01 per mmbtu (10)	January 1 - December 31
2011	Crude Oil	1,377	Bpd	Participating Swap US $60.00 per bbl (max to 53.11% above the floor price)	January 1 - December 31
		177	Bpd	Costless Collar US $60.00 floor, US $77.60 ceiling	January 1 - December 31
		177	Bpd	US $69.15 per bbl	January 1 - December 31
	Natural Gas	40,400	Mmbtu	US $8.01 per mmbtu (10)	January 1 - March 31

Midstream
Volume
Year	Product	(Buy)Sell		Terms	Effective Period
2008	Crude Oil	2,250	Bpd	Costless Collar US $68.50 floor, US $73.72 ceiling	January 1 - December 31
		500	Bpd	Costless Collar US $64.00 floor, US $74.50 ceiling	January 1 - September 30
		500	Bpd	Costless Collar US $73.00 floor, US $80.00 ceiling	January 1 - June 30
		250	Bpd	US $65.60 per bbl	January 1 - December 31
		250	Bpd	US $66.65 per bbl	January 1 - December 31
		9,635	Bpd	Cdn $76.02 per bbl	January 1 - December 31
		(845	Bpd	US $74.64 per bbl (4)	January 1 - March 31
		(10,535	Bpd	US $86.93 per bbl (4)	January 1 - March 31
	Natural Gas	(75,767	Gjpd	Cdn $8.31 per gj	January 1 - December 31
	Foreign Exchange			Sell US $6,202,175 per month @1.1198 (5)	January 1 - December 31
				Sell US $1,107,166 per month @1.1035 (5)	January 1 - June 30
				Sell US $974,222 per month @1.1255 (5)	January 1 - September 30
	Propane	3,225	Bpd	US $1.5308 per gallon (6) (9)	January 1 - January 31
		1,206	Bpd	US $1.5382 per gallon (6) (9)	February 1 - February 29
		5,645	Bpd	US $1.2829 per gallon (6) (9)	January 1 - February 29
		850	Bpd	US $1.2487 per gallon (4) (6)	January 1 - March 31
		10,287	Bpd	US $1.4595 per gallon (4) (6)	January 1 - March 31
	Normal Butane	2,258	Bpd	US $1.8148 per gallon (7) (9)	January 1 - January 31
		2,230	Bpd	US $1.647 per gallon (4) (7)	January 1 - March 31
		150	Bpd	US $1.4325 per gallon (4) (7)	January 1 - March 31
	ISO Butane	150	Bpd	US $1.4453 per gallon (4) (8)	January 1 - March 31
		1,720	Bpd	US $1.6424 per gallon (4) (8)	January 1 - March 31
	Power	(20	MW/hpd	Cdn $76.43 per MW/h (12)	January 1 - December 31
2009	Crude Oil	2,500	Bpd	Costless Collar US $64.80 floor, US $69.36 ceiling	January 1 - December 31
		7,158	Bpd	Cdn $74.23 per bbl	January 1 - December 31
		250	Bpd	US $64.60 per bbl	January 1 - December 31
		250	Bpd	US $66.65 per bbl	January 1 - December 31
		500	Bpd	Costless Collar US $70.00 floor, US $79.00 ceiling	January 1 - June 30
		1,000	Bpd	Participating Swap US $63.13 per bbl (56% above the floor price)	July 1 - August 31
		598	Bpd	Participating Swap US $75.64 per bbl (55.7% above the floor price)	July 1 - November 30
		500	Bpd	Participating Swap Cdn $73.38 per bbl (48.9% above the floor price)	September 1 - November 30
	Natural Gas	(60,769	Gjpd	Cdn $8.14 per gj	January 1 - December 31
		(2,792	Gjpd	Participating Swap Cdn $7.73 per gj (39% below the ceiling price)	July 1 - November 30
		(2,810	Gjpd	Cdn $6.62 per gj	September 1 - October 31
		(2,810	Gjpd	Costless Collar Cdn $6.20 floor, Cdn $7.10 ceiling	September 1 - October 31
	Foreign Exchange			Sell US $6,699,029 per month @1.1113 (5)	January 1 - December 31
				Sell US $1,055,833 per month @1.099 (5)	January 1 - June 30
				Sell US $1,972,561 per month @1.0245 (5)	July 1 - August 31
				Sell US $596,166 per month @0.9815 (5)	July 1 - October 31
				Sell US $1,686,650 per month @0.9620 (5)	September 1 - October 31
				Sell US $1,163,100 per month @1.013 (5)	November 1 - November 30
2010	Crude Oil	1,500	Bpd	Costless Collar US $62.90 floor, US $67.48 ceiling	January 1 - December 31
		6,502	Bpd	Cdn $73.16 per bbl	January 1 - December 31
		250	Bpd	US $66.65 per bbl	January 1 - December 31
		500	Bpd	Participating Swap Cdn $61.50 per bbl (50% above the floor price)	July 1 - August 31
		376	Bpd	Participating Swap Cdn $70.91 per bbl (56% above the floor price)	July 1 - October 31
		820	Bpd	Participating Swap US $73.63 per bbl (51.8% above the floor price)	January 1 - November 30
	Natural Gas	(48,527	Gjpd	Cdn $7.89 per gj	January 1 - December 31
		(4,089	Gjpd	Participating Swap Cdn $7.62 per gj (31.3% below the ceiling price)	January 1 - November 30
	Foreign Exchange			Sell US $4,721,469 per month @1.1101 (5)	January 1 - December 31
				Sell US $582,821 per month @1.0159 (5)	January 1 - August 31
				Sell US $1,407,419 per month @0.9781 (5)	July 1 - August 31
				Sell US $587,903 per month @1.0165 (5)	July 1 - November 30
				Sell US $2,254,103 per month @0.9577 (5)	September 1 - October 31
				Sell US $1,750,992 per month @1.0176 (5)	September 1 - November 30

Midstream, cont'd.
Year	Product	(Buy)Sell		Terms	Effective Period
2011	Crude Oil	5,389	Bpd	Cdn $71.68 per bbl	January 1 - December 31
		250	Bpd	Participating Swap US $63.00 per bbl (64% above the floor price)	January 1 - December 31
		500	Bpd	Costless Collar US $65.00 floor, US $75.00 ceiling	January 1 - June 30
		2,000	Bpd	Costless Collar US $58.50 floor, US $72.69 ceiling	July 1 - September 30
	Natural Gas	(37,595) Gjpd		Cdn $7.31 per gj	January 1 - December 31
	Foreign Exchange			Sell US $980,417 per month @1.0805 (5)	January 1 - June 30
				Sell US $3,587,999 per month @1.0931 (5)	July 1 - September 30
				Sell US $479,063 per month @0.9725 (5)	January 1 - December 31
2012	Crude Oil	3,647	Bpd	Cdn $72.95 per bbl	January 1 - December 31
		1,141	Bpd	Participating Swap US $66.67 per bbl (59% above the floor price)	April 1 - December 31
		250	Bpd	Participating Swap Cdn $71.50 per bbl (50% above the floor price)	October 1 - December 31
	Natural Gas	(25,787) Gjpd		Cdn $7.23 per gj	January 1 - December 31
	Foreign Exchange			Sell US $1,437,986 per month @0.9657 (5)	July 1 - December 31
				Sell US $976,436 per month @0.9413 (5)	April 1 - October 31
				Sell US $1,634,227 per month @0.9832 (5)	October 1 - December 31
2013	Crude Oil	250	Bpd	Cdn $75.32 per bbl	January 1 - January 31
		750	Bpd	Participating Swap US $70.92 per bbl (50.6% above the floor price)	January 1 - January 31
		250	Bpd	Participating Swap Cdn $71.50 per bbl (50% above the floor price)	January 1 - January 31
	Natural Gas	(7,025) Gjpd		Cdn $7.19 per gj	January 1 - January 31
	Foreign Exchange			Sell US $1,651,990 per month @0.9832 (5)	January 1 - January 31
Corporate
Year	Product	(Buy)Sell		Terms	Effective Period
2008	Foreign Exchange			Sell US $9,000,000 @.9701 (5.1)	January 25
				Sell US $3,000,000 @1.0105 (5.1)	February 25
	Interest Rate			Pay Fixed rate of 4.8852% - Receive 3M CAD BA on Cdn $50MM Notional (11)	January 1 - July 31
(1) The above table represents a number of transactions entered into over an extended period of time.
(2)  Natural Gas contracts are settled against AECO monthly index.
(3)  Crude Oil contracts are settled against NYMEX WTI calendar average
(4)  Conversion of Crude Oil BTU positions to liquids.
(5)  US dollar contracts settled against Bank of Canada noon rate average.
(5.1) US dollar cashflows sold forward.
(6)  Propane contracts are settled against Belvieu C3 TET.
(7)  Normal Butane contracts are settled against Belvieu NC4 NON-TET.
(8)  ISO Butane contracts are settled against Belvieu IC4 NON-TET.
(9)  Midstream inventory price stabilization contracts.
(10)  Natural Gas contracts are settled against Natural Gas-Michcon Citygate Inside FERC.
(11)  Settles quarterly against 3M CAD BA interest rate.
(12)  Power contracts are settled monthly against the average hourly price of electricity as published by the AESO in $/MWh.

14. Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures relating to its Canadian oil and gas production. In accordance with the royalty agreement, Provident funds the reserve by paying $0.30 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. The cash reserve was depleted in 2006 as actual expenditures exceeded contributions to the reserve.

15. Commitments

Provident has office lease commitments that extend through June 2022.  Future minimum lease payments for the following five years are: 2008 - $8.6 million; 2009 - $10.6 million; 2010 - $10.5 million; 2011 - $10.4 million; and 2012 -$10.2 million.

In relation to the midstream services and marketing segment, Provident is committed to minimum lease payments under the terms of various rail tank car leases for the following five years: 2008 – $6.6 million; 2009 – $5.4 million; 2010 – $3.9 million; 2011 – $2.7 million, and 2012 – $1.3 million. Additionally, under an arrangement to use a third party interest in the Younger plant, Provident has a commitment to make payments calculated with reference to a number of variables including return on capital. Payments for the next five years are estimated as follows: 2008 - $4.3 million; 2009 - $4.0 million; 2010 - $3.8 million; 2011 – $4.1 million and 2012 - $4.3 million.

In relation to the United States oil and natural gas production segment, Provident’s U.S. subsidiaries have performance obligations that are secured, in whole or in part, by surety bonds. These obligations primarily cover self-insurance and other programs where governmental organizations require such support.  These surety bonds are issued by financial institutions and are required to be reimbursed by Provident’s U.S. subsidiaries if drawn upon. At December 31, 2007, Provident’s U.S. subsidiaries had obtained various surety bonds for U.S. $14.3 million (2006 – U.S. $4.9 million).

In relation to the United States oil and natural gas production segment, Provident leases certain property and equipment under operating leases. Future minimum lease payments for the following five years are as follows: 2008 – U.S. $0.9 million; 2009 – U.S. $0.8 million; 2010 – U.S. $0.7 million; 2011 – U.S. $0.7 million and 2012 – U.S. $0.7 million.

16. Subsequent event

In February 2008, the Trust announced that it has retained Morgan Stanley as financial advisor in connection with a strategic review process with the objective of selling the operations that comprise the United States oil and natural gas production (USOGP) segment. USOGP includes the Trust’s interest in the MLP, the related general partner interest, as well as the Trust’s interest in BreitBurn Energy Company L.P.

As at December 31, 2007 the Trust owned approximately 22 percent of the MLP and approximately 96 percent of BreitBurn Energy Company L.P.  Pursuant to the announcement, the Trust will account for USOGP as discontinued operations beginning in the first quarter of 2008.

17. Segmented information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production (COGP), United States oil and natural gas production (USOGP) and Midstream.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves.  Midstream includes processing, extraction, transportation, loading and storage of natural gas liquids, and marketing of natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment.  The geographic components have been presented for the oil and natural gas business as well as the Midstream business that operates in both Canada and the USA.

		Year ended December 31, 2007
	Canadian Oil	U.S. Oil and	Total Oil and
	and Natural Gas	Natural Gas	Natural Gas
	Production	Production	Production	Midstream (1)	Total
Revenue
Gross production revenue	$454,179	$278,414	$732,593	$-	$732,593
Royalties	(87,046)	(31,654)	(118,700)	-	(118,700)
Product sales and service revenue	-	-	-	1,958,372	1,958,372
Realized gain (loss) on financial derivative
instruments	1,728	(7,959)	(6,231)	(74,474)	(80,705)
	368,861	238,801	607,662	1,883,898	2,491,560
Expenses
Cost of goods sold	-	11,143	11,143	1,594,639	1,605,782
Production, operating and maintenance	112,387	81,699	194,086	14,094	208,180
Transportation	8,193	3,102	11,295	16,825	28,120
Foreign exchange (gain) loss and other	(573)	-	(573)	3,996	3,423
General and administrative	27,102	45,188	72,290	28,669	100,959
	147,109	141,132	288,241	1,658,223	1,946,464
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	221,752	97,669	319,421	225,675	545,096
Other revenue
Unrealized loss on financial derivative	(21,324)	(110,040)	(131,364)	(192,920)	(324,284)
Other expenses
Depletion, depreciation and accretion	256,723	50,253	306,976	44,388	351,364
Interest on bank debt	11,055	7,439	18,494	33,166	51,660
Interest and accretion on convertible debentures	3,672	10,660	14,332	11,015	25,347
Amortization of deferred financing charges	-	-	-	-	-
Unrealized foreign exchange loss and other	779	2,593	3,372	-	3,372
Dilution gain	-	(260,324)	(260,324)	-	(260,324)
Non-cash unit based compensation	3,698	5,950	9,648	4,366	14,014
Internal management charge	(1,482)	1,482	-	-	-
Capital tax expense	3,762	-	3,762	-	3,762
Current and withholding tax (recovery) expense	(254)	10	(244)	6,606	6,362
Future income tax expense (recovery) (2)	(122,590)	58,843	(63,747)	94,234	30,487
	155,363	(123,094)	32,269	193,775	226,044
Non-controlling interest - USOGP	-	(35,666)	(35,666)	-	(35,666)
Non-controlling interest - exchangeables	-	-	-	-	-
Net income (loss) for the period	$45,065	$146,389	$191,454	$(161,020)	$30,434

(1)	Included in the Midstream segment is product sales and service revenue of $297.8 million associated with U.S. operations.
(2)	Future income tax expense (recovery) includes a charge of $88.4 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government (see note 12).

		As at and for the year ended December 31, 2007
	Canadian Oil	U.S. Oil and	Total Oil and
	and Natural	Natural Gas	Natural Gas
	Gas Production	Production	Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,773,209	$2,008,549	$3,781,758	$737,062	$4,518,820
Intangible assets	-	3,763	3,763	171,793	175,556
Goodwill	416,890	-	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	146,209	69,009	215,218	31,904	247,122
Corporate acquisitions	469,795	-	469,795	-	469,795
Oil and gas property acquisitions, net	13,050	1,015,803	1,028,853	-	1,028,853
Goodwill additions	85,946	-	85,946	-	85,946
Working capital
Accounts receivable	75,292	79,457	154,749	262,813	417,562
Petroleum product inventor y	-	5,636	5,636	84,638	90,274
Accounts payable and accrued liabilities	132,452	77,442	209,894	214,574	424,468
Long-term debt - revolving term credit
facilities	230,999	368,836	599,835	692,997	1,292,832
Long-term debt - convertible debentures	35,129	115,925	151,054	105,386	256,440
Financial derivative instruments	$13,559	$102,859	$116,418	$261,587	$378,005

		Year ended December 31, 2006
	Canadian Oil	U.S. Oil and	Total Oil and
	and Natural	Natural Gas	Natural Gas
	Gas Production	Production	Production	Midstream (1)	Total
Revenue
Gross production revenue	$402,095	$176,160	$578,255	$-	$578,255
Royalties	(81,225)	(17,315)	(98,540)	-	(98,540)
Product sales and service revenue	-	-	-	1,764,392	1,764,392
Realized gain (loss) on financial derivative
instruments	4,371	(2,505)	1,866	(15,406)	(13,540)
	325,241	156,340	481,581	1,748,986	2,230,567
Expenses
Cost of goods sold	-	-	-	1,471,171	1,471,171
Production, operating and maintenance	97,626	52,008	149,634	22,619	172,253
Transportation	5,114	-	5,114	14,672	19,786
Foreign exchange gain and other	(9)	-	(9)	(2,728)	(2,737)
Cash general and administrative	24,065	26,519	50,584	23,621	74,205
	126,796	78,527	205,323	1,529,355	1,734,678
Earnings before interest, taxes, depletion,
depreciation, accretion and other non-cash items	198,445	77,813	276,258	219,631	495,889
Other revenue
Unrealized gain (loss) on financial derivative
instruments	17,299	7,735	25,034	(68,348)	(43,314)
Other expenses
Depletion, depreciation and accretion	168,953	31,058	200,011	49,128	249,139
Interest on bank debt	10,082	4,861	14,943	19,723	34,666
Interest and accretion on convertible debentures	5,746	5,828	11,574	12,345	23,919
Amortization of deferred financing charges	956	786	1,742	2,112	3,854
Unrealized foreign exchange loss and other	-	-	-	418	418
Dilution gain	-	-	-	-	-
Non-cash unit based compensation	4,320	12,476	16,796	6,287	23,083
Internal management charge	(1,280)	1,280	-	-	-
Capital tax expense	1,314	-	1,314	-	1,314
Current and withholding tax expense	(2,124)	3,332	1,208	4,621	5,829
Future income tax expense (recovery)	(56,161)	20,297	(35,864)	1,548	(34,316)
	131,806	79,918	211,724	96,182	307,906
Non-controlling interest - USOGP	-	2,995	2,995	-	2,995
Non-controlling interest - exchangeables	485	37	522	232	754
Net income for the period	$83,453	$2,598	$86,051	$54,869	$140,920
(1) Included in the Midstream segment is product sales and service revenue of $332.9 million associated with U.S. operations.

		As at and for the year ended December 31, 2006
	Canadian Oil	U.S. Oil and	Total Oil and
	and Natural	Natural Gas	Natural Gas
	Gas Production	Production	Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,211,112	$380,451	$1,591,563	$741,974	$2,333,537
Intangible assets	-	-	-	193,592	193,592
Goodwill	330,944	-	330,944	100,409	431,353
Capital expenditures
Capital expenditures	70,088	54,337	124,425	66,008	190,433
Corporate acquisitions	-	-	-	1,036	1,036
Oil and gas property acquisitions, net	483,633	(2,008)	481,625	-	481,625
Goodwill additions	-	-	-	2,285	2,285
Working capital
Accounts receivable	58,250	24,744	82,994	187,141	270,135
Petroleum product inventor y	-	-	-	85,868	85,868
Accounts payable and accrued liabilities	86,305	52,626	138,931	156,072	295,003
Long-term debt - revolving term credit
facilities	172,980	11,072	184,052	518,941	702,993
Long-term debt - convertible debentures	44,553	117,470	162,023	123,769	285,792
Financial derivative instruments
(asset) liability	$(7,520)	$(8,417)	$(15,937)	$68,795	52,858
`

18. Related party transactions

Included in accounts receivable as at December 31, 2007 is $32.8 million with related parties. Of this amount, $22.5 million represents a net receivable from Quicksilver, reflecting cash collections made on behalf of a subsidiary of the Trust in connection with the acquisition of assets from Quicksilver in the fourth quarter of 2007, net of advances. Quicksilver owns approximately 32 percent of the outstanding units of the MLP, a subsidiary of the Trust. The remaining $10.3 million relates to sales of crude oil by a subsidiary of the trust to a buyer whose Chairman of the Board and Chief Executive Officer is also a director of the general partner of the subsidiary of the Trust.

19. Reconciliation of financial statements to United States generally accepted accounting principles (U.S. GAAP)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Any differences in accounting principles to U.S. GAAP as they pertain to the accompanying financial statements are not material except as described below.  All adjustments are measurement differences. Disclosure items are not noted.

Consolidated Statements of Earnings - U.S. GAAP
For the year ended December 31, (Cdn $000s)	2007	2006
Net income as reported	$30,434	$140,920
Adjustments
Depletion, depreciation and accretion (a)	72,485	12,146
Depletion, depreciation and accretion other (a)	(181,551)	(382,230)
General and administrative (d)	483	(483)
Future income tax recovery (a) (b)	23,625	110,898
Accretion on convertible debentures (e)	2,802	2,694
Non-controlling interest	(2,895)	754
Net loss – U.S. GAAP	$(54,617)	$(115,301)
Other comprehensive (loss) income	(26,000)	(509)
Comprehensive income (loss)	(80,617)	(115,810)
Net loss per unit - basic and diluted	$(0.24)	$(0.59)

Condensed Consolidated Balance Sheet
As at December 31, (Cdn$ 000s)	2007		2006
	Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
Assets
Deferred financing charges (e)	$-	$14,809	$12,351	$12,351
Property, plant and equipment (a)	4,518,820	3,983,181	2,333,537	1,906,964
Liabilities and unitholders’ equity
Current portion of convertible debentures (e)	19,198	19,931	-	-
Long-term debt - revolving term credit facilities (e)	1,292,832	1,300,645	702,993	702,993
Long-term debt - convertible debentures (e)	256,440	274,113	285,792	300,110
Other long-term liabilities (d)	20,759	20,759	16,305	16,788
Future income taxes (a) (b)	450,000	296,597	309,006	180,122
Non-controlling interests	1,100,136	1,103,031	81,111	81,111
Units subject to redemption (f)	-	2,308,273	-	2,317,196
Convertible debentures equity component (e)	18,213	-	18,522	-
Unitholders’ contributions (f)	2,750,374	-	2,254,048	-
Accumulated other comprehensive (loss) income	(69,188)	(69,188)	(42,294)	(43,187)
Accumulated income (loss)	268,642	(927,762)	238,208	(1,044,840)
Accumulated cash distributions (f)	(1,260,177)	-	(926,825)	-

(a)
Under the Canadian cost recovery ceiling test the recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted proved reserve cash flows expected from the cost centre using future price estimates. If the carrying value is not recoverable, the cost centre is written down to its fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate. Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment. Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test on each cost centre using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent. Prices used in the U.S. GAAP ceiling tests are those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing its consolidated net earnings for U.S. GAAP purposes, the Trust recorded additional depletion in 2007 of $181.6 million (2006 – $382.2 million) and a related future income tax recovery of $52.2 million (2006 - $114.7 million) as a result of the application of the ceiling test. These charges were not required under the Canadian GAAP ceiling tests.

(b)
The Canadian liability method of accounting for income taxes in CICA handbook Section 3465 “Income taxes” is similar to the United States FAS 109, “Accounting for Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”. The interpretation creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The statement also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement has not resulted in a Canadian to U.S. GAAP difference.

(c)
The consolidated statements of cash flows and operations and accumulated income are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except for the following;

(i)	Canadian GAAP allows for the presentation of funds flow from operations in the consolidated statement of cash flows. This total cannot be presented under U.S. GAAP.

(ii)
U.S. GAAP requires disclosure on the consolidated statement of operations when depreciation, depletion and amortization are excluded from cost of goods sold. This disclosure has not been noted on the face of the consolidated statement of operations.

(d)
Under Canadian GAAP, Provident follows CICA handbook Section 3870 “Stock-based compensation and other stock-based payments” which provides for the presentation and measurement of cash-settled unit-based compensation as liabilities based on the intrinsic value each period. Under U.S. GAAP FAS 123R “Share-based payments”, public entities are required to measure liability awards based on the award’s fair value re-measured at each reporting date until the date of settlement. Compensation cost for each period is based on the change in the fair value of the units for each reporting period and is recognized over the vesting period.

(e)
Under Canadian GAAP Provident applies EIC Abstract 164 “Convertible and other instruments with embedded derivatives” to account for the convertible debentures. Under U.S. GAAP, the convertible debentures are disclosed as long-term debt at their face value versus Canadian GAAP that requires discounting of the convertible debentures, accretion expense to represent the unwinding of the discounted convertible debentures and a value assigned within equity to the conversion feature component of the convertible debentures. In addition, U.S. GAAP requires debt issue costs to be reported as deferred charges on the consolidated balance sheet.

(f)
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity and be reported as temporary equity at the equity’s redemption value. Changes in redemption value in the period (2007 - $505.1 million; 2006 - $188.6 million) are recorded to accumulated earnings. Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as unitholder’s equity. The Trust’s units have a redemption feature, which qualify them to be considered under this guidance.

Recent U.S. Accounting Pronouncements

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued FAS 160 “Non-controlling interests in Consolidated Financial Statements.” FAS 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly presented in the consolidated balance sheet within equity, but separate from the parent’s equity and the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statement of operations. Changes in the parent’s ownership interest should be accounted for consistently as equity transactions. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary should be initially recorded at fair value and the gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment. This statement is effective for fiscal years, and interim periods, beginning on or after December 15, 2008. The application of this standard will impact how the Trust’s balance sheet and statement of operations are presented.

Business combinations

In December 2007, the FASB revised FAS 141 “Business Combinations.” FAS 141 establishes how an acquirer recognizes and measures in its financial statements the identifiable assets and liabilities as well as any non-controlling interest in the acquiree, how an acquirer should recognize and measure goodwill acquired in the business combination or a gain from a bargain purchase, and how an acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement specifically addresses the treatment of acquisition costs separate from the acquisition as opposed to including them as part of the acquisition purchase price. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement will impact any future business combination with an acquisition date after January 1, 2009.

The fair value option for financial assets and financial liabilities

In February 2007, the FASB issued FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities.” FAS 159 permits entities to chose to measure eligible items at fair value at specified election dates. The entity would record gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Trust does not expect the adoption of this statement to have a material impact on its financial statements.

Fair value measurement

In September 2006, the FASB issued FAS 157 “Fair value measurement.” FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements. Fair value is defined in this statement as the exchange price, which is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods of those fiscal years. The Trust is currently evaluating the effect that this statement might have on the Trust’s financial statements.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Provident Energy Ltd., the administrator of the registrant, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of Provident Energy Ltd., who also perform such functions for the registrant. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2007, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mike H. Shaikh, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Mr. Shaikh is “independent” as that term in defined in the rules of the New York Stock Exchange.

Code of Ethics

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on the registrant’s website at www.providentenergy.com.

In connection with the registrant’s listing on the New York Stock Exchange, the Code of Ethics was amended in March 2006 to reflect the New York Stock Exchange’s guidelines for codes of ethics. Since the adoption of the Code of Ethics, other than such amendment, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The required tabular disclosure is included under the heading Audit Committee Information—External Auditor Service Fees in the Renewal Annual Information Form, filed as part of this Annual Report on Form 40-F.

Audit Fees.

Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Fees for audit services totaled approximately $2.9 million in 2007 and approximately $2.7 million in 2006, including fees associated with the annual audit, the reviews of the Trust’s quarterly reports, statutory audits and regulatory filings. These fees include approximately $1.7 million in 2007 and $1.5 million in 2006 directly related to U.S. operations.

Audit-Related Fees.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported as Audit Fees. Fees for audit-related services totaled approximately $0.6 million in 2007 and approximately $1.2 million in 2006. Audit related services include consultations concerning documents filed with respect to audits in connection with proposed or completed acquisitions and for 2007 included work related to BreitBurn Energy Partners L.P.

Tax Fees.

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2007 and 2006, the services provided in this category included assistance and advice in relation to the preparation of corporate tax returns. Fees for tax services totaled approximately $0.7 million in 2007 and approximately $1.2 million in 2006.

All Other Fees.

Fees for all other services totaled approximately $0.2 million in 2007 for miscellaneous consulting services.

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

The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority may not exceed Cdn$100,000. Amounts exceeding Cdn$100,000 must be pre-approved by the full audit committee.

Prohibited services may not be pre-approved by the audit committee or pursuant to Delegated Authority.

(b)
Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services” (including the disclosure reported under the heading Audit Committee Information—External Auditor Service Fees in the Renewal Annual Information Form filed as part of this Annual Report on Form 40-F), nil of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Tabular Disclosure of Contractual Obligations.
Consolidated			Payment Due By Period
$Millions	Total	Less than	1– 3	3– 5	More than
		1 year	years	years	5 years
Long-term debt – revolving term credit facilities(1)	$1,483.4	$76.1	$1,407.3	$-	$-
Long-term debt – convertible debentures	343.0	39.1	58.0	245.9	-
Operating lease obligations	224.7	20.4	39.6	34.4	130.3
Total	$2,051.1	$135.6	$1,504.9	$280.3	$130.3

1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2010. Provident can extend the revolving period by an additional year, no earlier than 90 days and no later than 30 days prior to the end of the first year of the applicable three year revolving period. If the lenders do not extend the revolving period, or Provident chooses not to extend, the credit facility will be terminated and the loan balance will become due and payable in full on the maturity date. Management intends to extend the revolving period beyond the current maturity date.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Mike H. Shaikh, Hugh A. Ferguson and Bruce R. Libin.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

The registrant schedules regular executive sessions in which the registrant's "non-management directors"(as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. John Zaozirny serves as the presiding director (the "Presiding Director") at such sessions. Each of the registrant's non-management directors is "unrelated" as such term is used in the rules of the Toronto Stock Exchange. The Provident Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees ("MI-51-110"). In applying this definition, the Board considers all relationships of the directors with Provident, including business, family and other relationships. Provident's Board of Directors also determines whether each member of Provident's Audit Committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Securities Exchange Act of 1934. Provident's Board of Directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

Communication with Non-Management Directors

Shareholders may send communications to the registrant's non-management directors by writing to the Presiding Director, c/o Lynn M. Rannelli, Assistant Corporate Secretary, Provident Energy Ltd., 2100, 250 2nd Steet S.W., Calgary, Alberta, Canada T2P 0H3.

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

Board Committee Mandates

The Mandates of the registrant's audit committee, human resources and compensation committee, and nominating and corporate governance committee are each available for viewing on the registrant's website at www.providentenergy.com, and are available in print to any unitholder who requests them. Requests for copies of these documents should be made by contacting: Lynn M. Rannelli, Assistant Corporate Secretary, Provident Energy Ltd., 2100, 250 – 2 Street S.W., Calgary, Alberta, Canada T2P 0H3. Alternatively, requests for these documents may be made by contacting the registrant's Corporate Secretarial Department at (403) 296-2233 (Fax: (403) 205-3539).

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2008.

PROVIDENT ENERGY TRUST By: Provident Energy Ltd.

By:	/s/ Thomas W. Buchanan
Name:Thomas W. Buchanan
Title:President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of Netherland, Sewell & Associates Inc.

99.8	Consent of AJM Petroleum Consultants

99.9	Consent of Data & Consulting Services Division of Schlumberger Technology Corporation