Form 40-F
period 2008-12-31
PROVIDENT ENERGY TRUST
filed 2009-03-20
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

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
(212) 415-9200

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Trust Units outstanding at December 31, 2008:  259,087,789

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X                                 No___

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2008;

(b)	Management’s Discussion and Analysis of Financial Condition; and Results of Operations for the fiscal year ended December 31, 2008; and

(c)
Consolidated Financial Statements for the fiscal year ended December 31, 2008 (Note 18 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

40 F-1

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2008

March 19, 2009

TABLE OF CONTENTS

GLOSSARY OF TERMS	1	PREMIUM DISTRIBUTION, DISTRIBUTION	30
		REINVESTMENT AND OPTIONAL UNIT
ABBREVIATIONS, TERMS AND	4	PURCHASE PLAN
CONVERSIONS		DIRECTORS AND OFFICERS	31
PRESENTATION OF OIL AND GAS		AUDIT COMMITTEE INFORMATION	36
RESERVES AND PRODUCTION		INFORMATION CONCERNING THE OIL
INFORMATION	4	AND GAS INDUSTRY	39
NON-GAAP MEASURES	5	INFORMATION CONCERNING THE NATURAL GAS MIDSTREAM, NGL PROCESSING AND MARKETING INDUSTRY	42
NOTE REGARDING FORWARD-LOOKING	5	General	42
INFORMATION		NGL Extraction	43
INCORPORATION AND STRUCTURE	8	NGL Fractionation	43
The Trust	8	NGL Transportation	43
Provident Energy Ltd.	8	NGL Storage	43
Provident Midstream Holdings LP	8	NGL Marketing	43
Provident Holdings Trust	8	Commercial Arrangements	44
Provident Acquisitions L.P.	8	RISK FACTORS	45
Provident Midstream L.P.	8	Oil and Gas Production Risk Factors	45
Provident Acquisitions Inc.	9	Natural Gas Midstream, NGL Processing and	49
Provident Energy Resources Inc.	9	Marketing Business Risk Factors
Provident Midstream Inc.	9	General Risk Factors	52
INTERCORPORATE RELATIONSHIPS	10	INTERESTS OF MANAGEMENT AND	55
INFORMATION CONCERNING THE TRUST,	10	OTHERS IN MATERIAL TRANSACTIONS
PEL, PMHLP AND OTHER ENTITIES		TRANSFER AGENT AND REGISTRAR	55
Provident Energy Trust	10	INTERESTS OF EXPERTS	55
Provident Energy Ltd.	19	MATERIAL CONTRACTS	55
Provident Midstream Holdings LP	20	DOCUMENTS INCORPORATED BY	55
Provident Acquisitions L.P.	20	REFERENCE
Provident Energy Resources Inc.	20	PRINCIPAL HOLDERS OF TRUST UNITS	56
Provident Acquisitions Inc.	20	ADDITIONAL INFORMATION	56
Provident Midstream Inc.	21
Provident Midstream LP	21	SCHEDULE A - AUDIT COMMITTEE INFORMATION
Pro Holding Company	21
GENERAL DEVELOPMENT OF THE	21
BUSINESS OF PROVIDENT
RISK MANAGEMENT	24
OIL AND NATURAL GAS OPERATIONS	25
NATURAL GAS MIDSTREAM, NGL	25
PROCESSING AND MARKETING
OPERATIONS
MARKET FOR SECURITIES	27
RECORD OF CASH DISTRIBUTIONS	29

- i -

GLOSSARY OF TERMS

"8 Percent Debentures" means the 8 percent convertible unsecured subordinated debentures of the Trust;

"8.75 Percent Debentures" means the 8.75 percent convertible unsecured subordinated debentures of the Trust;

"ABCA" means the Business Corporations Act R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"affiliate" or "associate" when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

"AJM" means AJM Petroleum Consultants, independent petroleum engineers;

"AMEX" means the American Stock Exchange;

"BEC L.P." means BreitBurn Energy Company L.P., a Delaware limited partnership and previously an indirect subsidiary of the Trust;

"Board of Directors" or "Board" means the board of directors of PEL;

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

"Founders" means Founders Energy Ltd., a predecessor of PEL;

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

"Midstream Business" means the midstream business of Provident and its subsidiaries including the Midstream NGL Business and the business carried on with the Redwater Midstream NGL Assets;

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

"PEL" means Provident Energy Ltd.;

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

"PHC" means Pro Holding Company;

"PMHLP" means Provident Midstream Holdings LP;

"PMLP" means Provident Midstream LP;

"PMI" means Provident Midstream Inc.;

"Provident" means the Trust and where the context requires, includes PEL, PMHLP and the other direct and indirect subsidiaries and affiliates of the Trust;

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

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture, namely royalties in respect of Provident's oil and gas properties and securities of PEL or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

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

"Tax Act" means the Income Tax Act, R.S.C. 1985, c.1, 5th Supplement and the regulations promulgated thereunder, each as amended;

"Trust" means Provident Energy Trust, a trust settled pursuant to the laws of Alberta;

"Trust Indenture" means the trust indenture dated as of January 25, 2001 as amended from time to time, between Computershare Trust Company of Canada and Founders;

"Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under the Trust Indenture: (a) the initial $100 used to settle the Trust; (b) all funds realized from the issuance of Trust Units; (c) any Permitted Investments in which funds may from time to time be invested; (d) the initial royalty granted to the Trust; (e) any Subsequent Investment; (f) any proceeds of disposition of any of the foregoing property; (g) the common shares of Founders and the initial notes of PEL held by the Trust; and (h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

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

WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950
bbls	U.S. gallons	0.42

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained or incorporated by reference in this Renewal Annual Information Form has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities ("NI 51-101").  The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form.  The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.  Provident has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent.  Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

In this Renewal Annual Information Form, the Trust uses the terms "cash flow" and "funds flow from operations" to refer to the cash available for distribution to Unitholders and as indicators of financial performance.  "Cash flow" and "funds flow from operations" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP.  Therefore, "cash flow" and "funds flow from operations" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow" and "funds flow from operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to "cash flow" and "funds flow from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust.  The actual amount of cash that is distributed cannot be assured and future distributions may vary.  Management also uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items ("EBITDA"). The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the energy sector.  The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This Renewal Annual Information Form and the documents incorporated by reference herein contain forward-looking information under applicable securities legislation. This information relates to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact constitute forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this Renewal Annual Information Form includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this Renewal Annual Information Form and the documents incorporated by reference herein may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this Renewal Annual Information Form and the documents incorporated by reference herein includes, but is not limited to, information with respect to:

•	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on Provident;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's natural gas midstream, NGL processing and marketing business;
•	the growth opportunities associated with the natural gas midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's natural gas midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information is  reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this Renewal Annual Information Form and the documents incorporated by reference herein include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;

•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of new legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilledpersonnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Risk Factors" in this Renewal Annual Information Form.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forward-looking information contained in this Renewal Annual Information Form, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition; and
•	Provident's ability to obtain financing on acceptable terms.
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which Provident has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of Provident to successfully market its crude oil, natural gas and NGLs.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  The forward-looking information contained or incorporated by reference in this Renewal Annual Information Form is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking information contained or incorporated by reference in this Renewal Annual Information Form is expressly qualified by this cautionary statement.

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

Provident Energy Ltd.

Provident Energy Ltd. is a corporation the common shares of which are wholly-owned by the Trust. PEL was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to a plan of arrangement involving the Trust, PEL and Founders effective March 6, 2001.  PEL subsequently amalgamated with Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, PEL and Maxx.  PELwas also amalgamated with Richland Petroleum Corporation ("Richland") effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, PEL and Richland.  PEL was amalgamated with PEL Management Corporation pursuant to a management internalization transaction involving the Trust, PEL PEL Management Corporation and its shareholders effective January 17, 2003.  PEL was also amalgamated with Olympia Energy Inc. and Viracocha Energy Inc. on June 1, 2004 pursuant to plans of arrangement involving the Trust, PEL Viracocha Energy Inc. and Olympia Energy Inc.  The head and principal offices of PEL are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PEL is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Holdings LP

PMHLP is a limited partnership registered in the Province of Alberta.  PMHLP was formed pursuant to a limited partnership agreement dated September 30, 2008.  PMHLP directly and indirectly holds substantially all of the equity interests in the subsidiaries of the Trust which hold the Midstream Business including PMLP and PMI.

The general partner of PMHLP is Provident Midstream Holdings GP ULC which holds a 0.1% interest in the limited partnership.  The Trust is the limited partner of PMHLP with a 99.9% interest in the limited partnership.  The head and principal office of PMHLP are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PMHLP is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Holdings Trust

Provident Holdings Trust is an open-end unincorporated commercial trust governed by the laws of the Province of Alberta.  Holdings Trust was formed pursuant to a trust indenture dated April 25, 2002 and is wholly-owned by the Trust.  Holdings Trust currently holds a 99 percent limited partnership interest in Provident Acquisitions L.P.  The head and principal offices of Holdings Trust are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of Holdings Trust is located at 3700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

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

Provident Midstream L.P. directly and indirectly holds the Canadian partnership interests acquired pursuant to the Midstream NGL Acquisition.  The general partner of Provident Midstream L.P. is Provident GP Inc. which holds a 0.1 percent interest in the partnership.  PMHLP and PMI are the limited partners of Provident Midstream L.P. with a 99.9 percent total interest in the partnership.  Provident Midstream L.P. also holds a 98.5 percent partnership interest in Empress NGL Partnership, a general partnership formed under the laws of Alberta, which in turn holds a 99 percent partnership interest in Kinetic Resources LPG, a general partnership formed under the laws of Alberta.  The head and principal offices of Provident Midstream L.P. are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of Provident Midstream L.P. is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Acquisitions Inc.

Provident Acquisitions Inc. is a corporation wholly-owned by PEL.  PAI was incorporated under the ABCA on August 19, 2002.  The head and principal offices of PAI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PAI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Energy Resources Inc.

Provident Energy Resources Inc. is a corporation wholly-owned by PEL.  PERI was incorporated under the ABCA on May 9, 2007.  PERI amalgamated with Capitol Energy Resources Ltd. on June 21, 2007 and amalgamated with Triwest Energy Inc. on December 4, 2007.  The head and principal offices of PERI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PERI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Inc.

Provident Midstream Inc. is a corporation wholly-owned by Pro Holding Company.  PMI was incorporated under the ABCA on June 6, 2005.  PMI holds an interest in Provident Midstream L.P.  The head and principal offices of PMI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PMI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta  T2P 4H3.

INTERCORPORATE RELATIONSHIPS

The following diagram of the Trust and its material subsidiaries describes the flow of cash from the oil and gas properties and the natural gas midstream, NGL processing and marketing business to the Trust.

INFORMATION CONCERNING THE TRUST, PEL, PMHLP AND OTHER ENTITIES

Provident Energy Trust

Cash Flow

The Trust indirectly holds interests in petroleum and natural gas properties and the natural gas midstream, NGL processing and marketing business through PEL, PMHLP and various other subsidiaries.  Cash flow from the petroleum and natural gas properties flows from PEL and certain other subsidiaries to the Trust by way of royalty payments and interest payments and principal repayments on notes issued to the Trust from time to time. Cash flow from the Midstream Business flows from PMHLP and its subsidiaries to the Trust by way of interest payments and principal repayments on notes issued to PMHLP and by way of partnership distributions from the subsidiaries of PMHLP to PMHLP and from PMHLP to the Trust.  Distributable income generated by the royalty payments, interest payments, the principal repayments and partnership distributions is then distributed monthly to the Unitholders.

Under the terms of the Trust Indenture the Trust is also entitled to (i) invest in securities of PEL from time to time; (ii) acquire royalties; (iii) temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of the Trust and paying amounts payable by the Trust in connection with the redemption of any Trust Units and making distributions to Unitholders; (iv) acquire or invest in Subsequent Investments; and (v) pay the costs, fees and expenses associated with or incidental to the foregoing.

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date in cash amounts comprised of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses.  In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal to the Trust on notes issued by the Trust from time to time.

The Trust seeks to provide cash distributions, subject to, among other things, fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, direct expenses of the Trust, reclamation fund contributions, fluctuations in the demand for NGLs and natural gas, competition from other industry participants, operational matters and hazards related to the natural gas midstream, NGL processing and marketing business, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by PEL on behalf of the Trust.

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

8 Percent Debentures

In July 2004, the Trust issued 50.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The 8 Percent Debentures mature on July 31, 2009 and bear interest at a rate of 8 percent per annum, payable semi-annually in arrears on July 31 and January 31 in each year.  The 8 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of July 31, 2009 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $12.00 per Trust Unit, subject to adjustment in certain circumstances.  After July 31, 2007 and prior to maturity, the Trust may redeem the 8 Percent Debentures in whole or in part from time to time at a price of $1,050 per 8 Percent Debenture from July 31, 2007 until July 31, 2008 and at a price of $1,025 per 8 Percent Debenture thereafter until maturity, in each case plus accrued and unpaid interest.  On redemption or maturity of the 8 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the 8 Percent Debenture holder.  As of March 19, 2009, there was $25.1 million aggregate principal amount of 8 Percent Debentures outstanding.

Initial 6.5 Percent Debentures

In March 2005, the Trust issued $100.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The Initial 6.5 Percent Debentures mature on August 31, 2012 and bear interest at a rate of 6.5 percent per annum, payable semi-annually in arrears on August 31 and February 28 in each year.  The Initial 6.5 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of August 31, 2012 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $13.75 per Trust Unit, subject to adjustment in certain circumstances.  After August 31, 2008 and prior to maturity, the Trust may redeem the Initial 6.5 Percent Debentures in whole or in part from time to time at a price of $1,050 per Initial 6.5 Percent Debenture from August 31, 2008 until August 31, 2009, at a price of $1,025 per Initial 6.5 Percent Debenture after August 31, 2009 and on or before August 31, 2010 and after August 31, 2010 and prior to maturity at a price of $1,000 per Initial 6.5 Percent Debenture, in each case plus accrued and unpaid interest.  On redemption or maturity of the Initial 6.5 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the Initial 6.5 Percent Debenture holder.  As of March 19, 2009, there was $99.0 million aggregate principal amount of Initial 6.5 Percent Debentures outstanding.

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

Debt Financing

The Trust has entered into a credit agreement (the "Canadian Credit Facility") dated as of May 4, 2007, as amended, among the Trust, National Bank of Canada, as administrative agent, and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Canadian Credit Facility, the Lenders have agreed to provide the Trust with a revolving credit facility in the principal amount of $1.105 billion (or the equivalent in U.S. dollars) and an operating credit facility in the principal amount of $20 million (or the equivalent in U.S. dollars) for the general corporate purposes of the Trust.

The Canadian Credit Facility bears interest in accordance with a pricing grid based on the Trust's debt to EBITDA multiple calculated using a rolling twelve month EBITDA.  Based on the Trust's EBITDA for the year ended December 31, 2008, the interest rate pursuant to the pricing grid in Canadian bankers acceptance plus 0.875 percent.  The Canadian Credit Facility is secured by a first fixed and floating charge debenture, a general assignment of book debts, a negative pledge and an undertaking to provide, if determined necessary by the Lenders, first charges over major petroleum and natural gas reserves of Provident.

The Trust may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans.  At December 31, 2008, $504.7 million (excluding outstanding letters of credit to trade accounts) was drawn on the Canadian Credit Facility.

The Canadian Credit Facility has a revolving three year term expiring on May 30, 2011 (the "Maturity Date").  The Trust can extend the revolving period by an additional year, no earlier than 90 days and no later than 30 days prior to the end of the first year of the applicable three year revolving period.  If the Lenders do not extend the revolving period, or the Trust chooses not to extend, the credit facility will be terminated and the loan balance will become due and payable in full on the Maturity Date. In 2008, under the terms of the credit facility, the Maturity Date was extended from May 30, 2010 to May 30, 2011.

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

Meetings of Unitholders

Meetings of holders of Trust Units will be called and held annually for, among other things, the election of the directors of PEL and the appointment of the auditors of the Trust.  The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of certain amendments to the Trust Indenture, to assign, transfer or dispose of royalties as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust.

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

Trust Unit Option Plan

The Trust discontinued its trust unit option plan as of May 2, 2005.  No options were issued under the Option Plan after March 2005 and the Trust does not intend to issue any further options under the Option Plan in the future.  However, options to acquire Trust Units previously granted under the Option Plan will continue to remain exercisable in accordance with their terms.  Additional information concerning the Option Plan is included in the Trust's most recently filed proxy statement and information circular.  As of March 19, 2009, there were 0.9 million options granted and outstanding under the Option Plan.

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

Taxation of the Trust

The Trust is a unit trust and a mutual fund trust for purposes of the Tax Act.  The legislation implementing the proposals announced by the Department of Finance (Canada) ("Finance") on October 31, 2006 respecting the taxation of certain "specified investment flow-through" ("SIFT") trusts and SIFT partnerships and their unitholders (the "SIFT Rules") received Royal Assent and became law on June 22, 2007.  The SIFT Rules impose a tax at the entity level on distributions of certain income from SIFT trusts (which would include the Trust) and partnerships at a rate of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholders.  Existing SIFT trusts will have a four-year transition period, and subject to the qualifications below, will not be subject to the SIFT Rules until January 1, 2011.  The application of the SIFT Rules to the Trust is expected to result in adverse tax consequences to the Trust and indirectly, to certain Unitholders, including most particularly Unitholders that are tax deferred trusts (such as registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans) and non-residents of Canada, and may impact cash distributions from the Trust.

On July 14, 2008, Finance announced proposed amendments to the Tax Act including technical amendments to clarify certain aspects of the SIFT Rules and to provide rules to facilitate the conversion of existing SIFT trusts into corporations on a tax-deferred basis (the "Conversion Rules").  The Conversion Rules address many of the principal substantive and administrative issues that arise when structuring a corporate conversion of an income trust under the Tax Act. The Conversion Rules contemplate two alternatives for the conversion of a publicly-traded income trust into a taxable Canadian corporation and the winding-up of the trust’s underlying structure. The first alternative involves the winding-up of the trust into a taxable Canadian corporation whereas the second approach involves the distribution by the publicly-traded income trust of shares of an underlying taxable Canadian corporation to its unitholders.  Bill C-10, which received Royal Assent on March 12, 2009, contained legislation implementing the Conversion Rules.

Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level.  Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act).  Distributions, whether of income or capital, to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

Management believes that the SIFT Rules have already impaired and may continue to impair the value of the Trust Units, which would be expected to increase the cost to the Trust of raising capital in the public capital markets.  In addition, management believes that the SIFT Rules have and will continue to: (a) reduce the competitive advantage that the Trust and other Canadian trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner, and (b) place the Trust and other Canadian trusts at a competitive disadvantage relative to similar industry competitors such as U.S. master limited partnerships.  The SIFT Rules have and will continue to make the Trust Units less attractive as an acquisition currency.  As a result, it has become more difficult for the Trust to compete effectively for acquisition opportunities.  There can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the SIFT Rules.

The adverse tax consequences associated with the SIFT Rules could be realized by the Trust sooner than January 1, 2011 if the Trust experiences growth other than "normal growth" before then.  On December 15, 2006 Finance issued guidelines with respect to what would be considered "normal growth" for this purpose (the "Guidelines").  The Guidelines provide that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT trust's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units).  Those safe harbour limits are the greater of $50 million and 40 percent of a SIFT trust's October 31, 2006 market capitalization for the period from November 1, 2006 to December 31, 2007, and the greater of $50 million and 20 percent of a SIFT trust's October 31, 2006 market capitalization for each of calendar 2008, 2009 and 2010.  Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period.  Additional details of the normal growth constraints include the following:

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

On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual permitted expansion amount for each of 2009 and 2010 so that the amount is available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staging a portion of the normal growth room over the 2009 and 2010 years.

The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $2,776 million, which means the Trust's "safe harbour" equity growth amount for the period ending December 31, 2008 is approximately $1,666 million and for each of the calendar years of 2009 and 2010 is an additional approximately $555 million (in any case, not including equity issued to replace debt that was outstanding on October 31, 2006) and the permitted expansion room for each of 2009 and 2010 is available to be used by the Trust after December 4, 2008.

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

If at any time the board of directors of PEL determines, in its sole discretion, or becomes aware that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination PEL will take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

PEL may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of shareholder and beneficial shareholder mailing address lists and take such other steps specified by PEL, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

If at any time the board of directors of PEL, in its sole discretion, determines that it is in the best interest of the Trust, Provident, notwithstanding the ability of the Trust to continue to rely on subsection

132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act, may (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to Provident that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as PEL may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days.

If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided PEL with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, PEL may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes).

Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; (iii) delist the Trust Units from any non-Canadian stock exchange; and (iv) take such other actions as the board of directors of PEL determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Residents to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

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

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes which may be distributed in specie to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes. Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans or tax-free savings accounts.

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

Provident Energy Ltd.

The principal business of PEL is to manage and administer the operating activities associated with the oil and gas properties and the natural gas midstream, NGL processing and marketing business. PEL is also engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.  PEL currently has 603 employees, consultants and contract operators at its head office location and in several field offices within the core areas of Lloydminster, Northwest Alberta, West central Alberta, Southern Alberta, Southwest Saskatchewan, Southeast Saskatchewan, and the NGL midstream facilities in Redwater and Empress, Alberta, Sarnia, Ontario, Lynchburg, Virginia and Houston, Texas.

Delegation of Authority, Administration and Trust Governance

The board of directors of PEL has generally been delegated the significant management decisions of the Trust.  In particular, the Trustee has delegated to PEL responsibility for any and all matters relating to:  (a) the redemption of Trust Units; (b) the acquisition of Subsequent Investments by the Trust and the negotiation of management agreements respecting Subsequent Investments; (c) any offering of securities of the Trust including:  (i) the listing and maintaining of the listing on the TSX or NYSE of the Trust Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a holder of Trust Units is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Trust Units or rights to Trust Units; (d) the determination of any Distribution Record Date other than the last date of each calendar month; and (e) the determination of any borrowing under the Trust Indenture.  Holders of Trust Units are entitled to elect all of the members of the board of directors of PEL pursuant to the terms of the Unanimous Shareholder Agreement.

Decision Making

The board of directors of PEL supervises the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to PEL.  In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of certain defined thresholds; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, are made by the board of directors of PEL.  In addition, the Trustee has delegated certain matters to the board of directors of PEL including all decisions relating to: (i) the issuance of additional Trust Units; and (ii) the determination of the amount of Distributable Cash.  Any amendment to royalties will require the approval of the board of directors of PEL on behalf of the Trust.  The board of directors of PEL generally holds regularly scheduled meetings to review the business and affairs of PEL and make any necessary decisions relating thereto.

Common Shares

All of the issued and outstanding common shares of PEL are held by the Trust. Each common share of PEL entitles its holder to receive notice of and to attend all meetings of the shareholders of PEL and to one vote at such meetings.  The holders of the common shares are, at the discretion of the board of directors of PEL and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares.  All such common shares are entitled to share equally in any distribution of the assets of PEL upon the liquidation, dissolution, bankruptcy or winding-up of PELor other distribution of its assets among its shareholders for the purpose of winding-up its affairs.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the common shares.

No dividends have been paid on the common shares of PEL.  Any decision to pay dividends on the common shares of PEL in the future will be made by the board of directors of PEL on the basis of PEL's earnings, financial requirements and other conditions existing at the time.

Royalties

PEL has granted certain royalties to the Trust which entitle the Trust to cash distributions in respect of the production from oil and gas properties held by PEL.

PEL is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the royalties, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, these royalties shall burden only the working interest retained by or reserved to PEL.

PEL is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the "Reclamation Fund").  PEL currently funds this reserve at $0.30 per barrel of oil equivalent (converting gas to oil at 6:1) (in 2007 - $0.30; in 2006 - $0.30; in 2005 - $0.30;  in 2004 and 2003 - $0.25 per barrel of oil equivalent and in 2002 and prior - $0.20 per barrel of oil equivalent converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

Notes

From time to time, PEL has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust.  Cash flow from PEL's producing properties distributed from PEL to the Trust includes interest payments and principal repayments on the various notes held by the Trust.

Provident Midstream Holdings LP

PMHLP is a holding partnership which directly and indirectly (through PHC) holds all of the equity interests in PMLP and PMI, other than the interests held by PEL through the preferred shares PEL holds in PHC. PMHLP was formed in September 2008 and holds, directly and indirectly, substantially all of the equity interests in the subsidiaries of the Trust which hold the Midstream Business.

Provident Acquisitions L.P.

Provident Acquisitions L.P. holds certain southeast Alberta properties and heavy oil wells.  Holdings Trust holds a 99 percent interest in Provident Acquisitions L.P.  Holdings Trust is wholly-owned by the Trust.  The general partner of Provident Acquisitions L.P. is PEL and both Holdings Trust and Provident Acquisition LP are managed by PEL.  Provident Acquisitions L.P. has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by Provident Acquisitions L.P. after certain cost expenditures and deductions.

Provident Energy Resources Inc.

PERI is a direct wholly owned subsidiary of the Trust.  PERI is managed by PEL.  PERI holds the oil and gas assets acquired on the acquisition of Capitol Energy Resources Ltd. and Triwest Energy Inc.  PERI has granted a royalty to the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by PERI.

Provident Acquisitions Inc.

PAI is a direct wholly owned subsidiary of PEL. PAI holds certain Alberta and Saskatchewan properties that were acquired through the purchase of Meota Resources Corp. PAI is managed by PEL and has 67 percent interest in 10101150 Saskatchewan Ltd. and a 0.00001 percent interest in Meota (2000) Partnership. 10101150 Saskatchewan Ltd. holds a 59.9999 percent interest in the Meota (2000) Partnership. PEL holds a 40 percent interest in the Meota (2000) Partnership. PAI has granted a royalty to the Trust entitling the Trust to receive the cash flow from all present and future oil and gas properties and related tangibles owned by PAI after certain cost expenditures and deductions.

Provident Midstream Inc.

PMI holds an interest in Provident Midstream L.P.  The Trust receives cash flow generated by PMI by way of interest and principal payments on debt owing from PMI to PMHLP which is then distributed to the Trust by way of distributions on limited partnership units.

Provident Midstream LP

PMI and PMHLP are the limited partners of PMLP.  The general partner of PMLP is Provident GP Inc. which is a wholly owned subsidiary of PMHLP.

PMLP holds, either directly or indirectly through partnerships, all of the assets located in Canada acquired as a result of the Midstream NGL Acquisition and the Redwater Acquisition, other than minor general partnership interests held by Provident GP Inc., a wholly-owned subsidiary of PMHLP.  Cash flow from these assets flows to PMHLP and then on to the Trust by way of distributions on limited partnership units.

Pro Holding Company

PHC is owned by PMHLP (common shares) and PEL (preferred shares).  PHC owns all of the shares of Pro US LLC and Pro Midstream Company which in turn hold all of the partnership interests in the Kinetic Resources U.S.A. partnership.  Pro US LLC holds all of the assets located in the U.S. acquired as a result of the Midstream NGL Acquisition, other than those held by the Kinetic Resources U.S.A. partnership.  PHC also owns the common shares of PMI.

GENERAL DEVELOPMENT OF THE BUSINESS OF PROVIDENT

The following information describes the development of the business of  Provident and its material subsidiaries over the last three completed financial years.

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

BreitBurn MLP's assets consisted primarily of producing and non-producing crude oil reserves located in the Los Angeles Basin in California and the Wind River and Big Horn Basins in Wyoming, which were transferred into BreitBurn MLP from BEC L.P.  The Los Angeles based management team continued to operate both BreitBurn MLP and BEC L.P.

Effective June 30, 2006, Randall J. Findlay, the President of PEL, retired from his management responsibilities with Provident.  Mr. Findlay remains on the board of directors of PEL.  Thomas W. Buchanan, the Chief Executive Officer of PEL, was also appointed President of PEL following Mr. Findlay's resignation.

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

On May 3, 2007, the Trust entered into an acquisition agreement with Capitol Energy Resources Ltd.  ("Capitol") pursuant to which the Trust agreed to make an offer to purchase all of the issued and outstanding common shares of Capitol (the "Capitol Shares"), including Capitol Shares that became outstanding upon exercise of options to purchase Capitol Shares.

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

The total cash amount paid by the Trust to purchase all of the outstanding Capitol Shares was approximately $466 million.  The Trust also assumed Capitol's net debt of approximately $41 million.  The Trust satisfied the funding requirements for the Capitol Shares from existing credit facilities and from the proceeds of the offering of subscription receipts of the Trust.

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

BreitBurn MLP financed the Quicksilver acquisition with a combination of a private placement of new equity, bank debt, and a vendor take-back by Quicksilver of 21.348 million common units of BreitBurn MLP.  The Trust did not participate in the equity offering.  The BreitBurn MLP transaction reduced the Trust's ownership in BreitBurn MLP from approximately 50 percent to approximately 22 percent.  The Trust continued to control BreitBurn MLP through its 96 percent ownership of BreitBurn GP LLC, the general partner.

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

On February 5, 2008, the Trust outlined the strategic initiatives it was undertaking respecting its investment in its U.S. businesses, BreitBurn MLP and BEC L.P.   The Trust also provided an update with respect to its planning process initiated to facilitate business growth and performance and access to capital.  The planning process was also in response to the Canadian Federal Government's decision to impose growth restrictions on Canadian energy trusts and, effective 2011, to implement a tax on income trust distributions.

On June 17, 2008, the Trust sold a portion of its U.S. oil and gas production business, consisting of its 22 percent interest in BreitBurn MLP and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust has recorded a gain on sale of $187.9 million and $127.7 million in current tax expense, related to this transaction.  Proceeds from the sale were initially applied to Provident's Canadian senior credit facility.

On August 26, 2008, the Trust closed the sale of the remaining portion of its U.S. oil and gas production business, comprised of an approximate 96 percent interest in BEC L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust has recorded a gain on sale of $75.7 million and $66.9 million in current tax expense related to this transaction.  Proceeds from the sale were initially applied to Provident's Canadian senior credit facility.

On October 1, 2008, the Trust implemented certain internal reorganization transactions intended to better segregate the structure of the Trust's subsidiaries along business lines.  As a result of these transactions, the entities which carry on the Midstream Business are now largely held by PMHLP.

The strategic review process announced on February 5, 2008 was undertaken with the intent to optimize business performance, facilitate growth, improve the cost of capital, and ensure the Trust is being accorded the appropriate value for its component businesses.  Although Provident made some strides towards these goals commencing with the sale of its U.S. oil and gas exploration and production business, the impact of the current economic downturn has created additional challenges.  Despite this increase in complexity, Provident continues to assess structural options while focusing on business fundamentals and capitalizing on high-return growth opportunities.

RISK MANAGEMENT

Provident's commodity price risk management program utilizes derivative instruments to provide insurance against lower commodity prices and margins.  The program provides support for cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident's oil and natural gas production against a decline in commodity prices while, with some products, allowing Provident to participate in a rising commodity price environment.  It provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the Midstream Business.  As well, the risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Management believes that financial markets currently provide adequate liquidity through price discovery and active credit-worthy counterparties for Provident to continue to execute the program in 2009.  The derivative instruments Provident uses include puts, calls, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident's credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

Details of the financial instruments in place at December 31, 2008 are summarized in Note 13 to the Trust's audited consolidated financial statements for the year ended

December 31, 2008 and are incorporated by reference herein.  The Trust's audited consolidated financial statements for the year ended December 31, 2008 have been filed on SEDAR and are available under the Trust's issuer profile at www.sedar.com.

Provident also purchases property insurance, business interruption insurance, liability/pollution insurance and well control insurance to manage the risks associated with the operation of  Provident's assets. Provident also purchases directors and officers insurance.

OIL AND NATURAL GAS OPERATIONS

Information concerning Provident's oil and gas reserves and other information relating thereto is contained in the Statement of Reserves Data and other Oil and Gas Information on Form 51-101F1 which has been filed on SEDAR at www.sedar.com.

Provident's reserves were evaluated by McDaniel and AJM effective December 31, 2008, in accordance with NI 51-101.  McDaniel and AJM are independent qualified reserves evaluators appointed pursuant to NI 51-101.  The McDaniel evaluation report is dated March 2, 2009 with a preparation date of December 31, 2008.  The AJM evaluation report is dated March 2, 2009 with a preparation date of December 31, 2008.

The Trust's Statement of Reserves Data and Other Oil and Gas Information on Form 51-101F1, the Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2 from each of McDaniel and AJM both dated March 2, 2009 and the Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3 dated March 11, 2009 have been filed on SEDAR at www.sedar.com and are incorporated by reference in this Renewal Annual Information Form.

NATURAL GAS MIDSTREAM, NGL PROCESSING AND MARKETING OPERATIONS

The Midstream Business

The Midstream Business unit extracts, processes, stores, transports and markets NGLs for Provident and offers these services to third party customers.  The Midstream Business contains three business lines.

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

•	100 percent ownership of a 50,000 bpd debutanizer at Empress Alberta which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil.

•
50 percent ownership in the 130,000 bpd Kerrobert Pipeline which transports NGL from Empress to Kerrobert, Saskatchewan, and 50 percent ownership in a 2.5 mmbbl underground storage facility near Kerrobert which facilitates injection of NGLs into the Enbridge Pipeline System.  Along the Enbridge Pipeline System, Provident holds 18.3 percent ownership of a 300,000 barrel Superior Storage staging facility required for transfer of NGL between Enbridge lines at Superior, and 18.3 percent ownership of the 10,000 bpd Superior Depropanizer which extracts up to 6,600 bpd of propane for sale in the local market.

•
In Sarnia, Ontario, 10.3 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbl of raw product storage capacity and 18 percent of 5.0 mmbbl of finished product storage and rail, truck and pipeline terminalling.  An additional 0.5 mmbbls of specification product storage is also available in the Sarnia area.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 300 rail cars under long term lease agreement.

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States.  The margin in this business is determined primarily by the "frac spread ratio", which is the ratio between crude oil prices and natural gas prices.  The higher the ratio, the better this business line will perform.  There is also a differential between propane, butane and condensate (collectively, these products are referred to as "propane-plus") prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes.  Operating margins reflect the prices realized on sale of these products less the weighted average cost of purchasing, fractionating, storing and transporting the products.  The business is seasonal and carries inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

The Redwater West business line is comprised of the following core assets:

•
100 percent ownership of the Redwater NGL Fractionation Facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, finished product truck loading facilities, six million gross barrels of salt cavern storage, and a 55,000 bpd condensate rail offloading facility with a 260 railcar marshalling and storage yard.  The facility can process high-sulphur NGL streams and is one of only two ethane-plus fractionation facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

•	Approximately 7,000 bpd of leased fractionation and storage capacity at other facilities.

•
43.3 percent direct ownership and 100 percent control of all products from the 750 mmcfd Younger NGL extraction plant located at Taylor in northeastern British Columbia.  The Younger Plant supplies local markets as well as Provident's Redwater plant near Edmonton.

•
100 percent ownership of the 565 kilometer proprietary Liquids Gathering System ("LGS") that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation.  The LGS connects to Pembina Pipeline at La Glace Alberta. Provident has long-term shipping rights on Pembina Pipeline, extending the NGL supply transportation network through to the Redwater fractionation facility.

•	A rail car fleet of approximately 700 rail cars under long term lease agreement.

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line.  This facility also has the largest rail rack in Western Canada to receive products for delivery into the local condensate market.  Provident has considerably increased its participation in the condensate market over the past year, reflecting the increased demand for condensate as diluent for heavy oil production.

The Commercial Services business line includes services such as fractionation, storage and loading at Provident's Redwater facility on a fee basis.  It also includes pipeline tariff income from Provident's ownership of the Liquids Gathering System in Northwest Alberta which flows into Pembina's pipeline from LaGlace to Redwater.  Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia.  Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil.  This service is provided to a major energy company on a long term cost of service basis.  Earnings from this business line of the Midstream segment have little direct exposure to market prices volatility and are thus relatively stable.

Long term contracts

At the Redwater fractionation facility, a significant portion of the available propane plus fractionation capacity is contracted through a long term fee for service arrangement with third parties.

In 2006 and 2007, Provident commissioned a 60,000 bpd condensate rail off-loading terminal at Redwater, a significant portion of which is under long term contracts with two major energy producers.

The ethane produced from Provident's facilities at Empress and Redwater is largely sold under long term contracts.

Provident has a long term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutanizer facility.  Provident also has a long term contract for 500,000 barrels of specification product storage in the Sarnia area.

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol PVE.UN and the NYSE under the symbol PVX.  The Trust Units were previously listed on the AMEX prior to December 16, 2005, at which time the Trust Units began trading on the NYSE.  The 8 Percent Debentures, Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures of the Trust are listed and posted for trading on the TSX under the symbol PVE.DB.B, PVE.DB.C and PVE.DB.D, respectively.

The following table summarizes the Trust Unit and debenture trading activity for the periods indicated on both the Toronto Stock Exchange and the New York Stock Exchange, as applicable.

Toronto Stock Exchange

Trust Units (PVE.UN)

Period	High ($)	Low ($)	Volume (000's)
2008
January	$10.49	$8.80	12,871
February	$11.37	$9.83	10,904
March	$11.00	$9.93	10,928
April	$11.54	$10.76	9,822
May	$12.25	$10.77	9,695
June	$12.20	$11.19	8,644
July	$11.66	$10.00	6,748
August	$11.39	$10.30	9,594
September	$11.11	$8.71	9,927
October	$9.55	$5.18	15,164
November	$7.75	$5.19	8,199
December	$6.00	$4.68	8,417

8.75 Percent Debentures (PVE.DB.A)(1)

Period	High ($)	Low ($)	Volume
2008
January	$101.05	$100.02	1,360
February	$102.00	$101.07	1,420
March	$102.02	$101.77	640
April	$108.50	$102.02	12,230
May	$110.20	$106.00	12,645
June	$110.00	$102.01	12,570
July	$103.60	$103.50	290
August	$103.60	$103.50	480
September	$101.50	$100.00	550
October	$100.02	$91.02	1,900
November	$99.52	$97.54	2,250
December	$99.75	$92.02	1,720

Note:
(1) In 2008, the Trust repaid $19.9 million to the holders of the 8.75 Percent Debentures, which matured on
December 31, 2008. No 8.75 Percent Debentures remain outstanding as of the date hereof.

8 Percent Debentures (PVE.DB.B)

Period	High ($)	Low ($)	Volume
2008
January	$101.05	$100.00	8,440
February	$101.80	$101.52	380
March	$103.27	$101.50	2,800
April	$106.27	$102.50	1,860
May	$106.27	$103.27	4,130
June	$104.06	$102.00	3,220
July	$103.00	$101.87	11,270
August	$101.92	$101.89	3,260
September	$102.00	$101.54	2,620
October	$101.52	$95.50	6,060
November	$98.00	$95.50	7,900
December	$97.50	$93.01	2,600

Initial 6.5 Percent Debentures (PVE.DB.C)

Period	High ($)	Low ($)	Volume
2008
January	$96.50	$92.12	17,770
February	$99.88	$93.48	24,740
March	$99.24	$96.26	8,940
April	$98.73	$97.00	25,280
May	$99.50	$95.03	16,210
June	$99.85	$97.39	48,720
July	$99.85	$97.01	73,650
August	$99.49	$98.25	44,800
September	$98.83	$92.04	54,990
October	$95.00	$73.00	14,080
November	$79.45	$63.00	9,450
December	$69.00	$50.01	19,630

Supplemental 6.5 Percent Debentures (PVE.DB.D)

Period	High ($)	Low ($)	Volume
2008
January	$96.97	$92.50	23,810
February	$97.15	$95.03	20,970
March	$99.00	$96.26	18,400
April	$99.47	$97.25	11,050
May	$99.98	$97.12	25,630
June	$100.87	$97.50	87,850
July	$101.96	$97.51	18,180
August	$100.99	$98.75	7,380
September	$100.50	$93.51	12,870
October	$97.00	$72.00	12,100
November	$87.50	$70.02	10,110
December	$77.00	$62.02	18,460

New York Stock Exchange

Trust Units (PVX)

Period	High (U.S.$)	Low (U.S.$)	Volume (000's)
2008
January	$10.60	$8.50	29,674
February	$11.28	$9.89	22,016
March	$11.15	$9.66	22,842
April	$11.50	$10.50	21,081
May	$12.40	$10.55	29,317
June	$11.97	$11.01	26,743
July	$11.50	$9.80	27,753
August	$10.65	$9.71	19,459
September	$10.34	$8.50	29,405
October	$9.00	$4.31	70,648
November	$6.66	$4.05	37,426
December	$4.89	$3.64	39,266

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions declared and paid by the Trust since its inception.

	Distribution Amount (Cdn$)	Distribution Amount (US$)(1)
2001 March - December	$2.54	$1.64

2002 January - December	$2.03	$1.29

2003 January - December	$2.06	$1.47

2004
January - December	$1.44	$1.10

2005
January - December	$1.44	$1.20

2006
January - December	$1.44	$1.26

2007
January - December	$1.44	$1.35

2008
January - December	$1.38	$1.29

2009
January	$0.09	$0.07
February	$0.06	$0.05
March	$0.06	$0.05
Total to date for 2009	$0.21	$0.17

Since its inception, the Trust has paid an aggregate of $13.98 (U.S.$10.77) in cash distributions to Unitholders.

Note:
(1)	The exchange rate is based on the Bank of Canada noon rate on the payment date.

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

The Plan was implemented in May 2002. The following table provides the details of the DRIP since January 2007.

		Premium Distribution	5 percent Discounted Unit Price for Distribution Reinvestment Purchase Plans
Payable Date	Regular Distribution	102 percent of Regular Distribution(1)	15 Day Weighted Average Unit Price(2)	5 percent Discounted Unit Price
13-Mar-09	$0.06	$0.0612	$3.3584	$3.1905
13-Feb-09	$0.09	$0.0918	$5.5381	$5.6212
15-Jan-09	$0.09	$0.0918	$5.6991	$5.4141
15-Dec-08	$0.09	$0.0918	$5.4147	$5.1440
14-Nov-08	$0.12	$0.1224	$7.2646	$6.9014
15-Oct-08	$0.12	$0.1224	$8.3030	$7.8879
15-Sept-08	$0.12	$0.1224	$10.6818	$10.1477
15-Aug-08	$0.12	$0.1224	$10.5688	$10.0404
15-July-08	$0.12	$0.1224	$11.0744	$10.5207
13-Jun-08	$0.12	$0.1224	$11.5608	$10.9828
15-May-08	$0.12	$0.1224	$11.2476	$10.6852
15-Apr-08	$0.12	$0.1224	$11.0007	$10.4507
14-March-08	$0.12	$0.1224	$10.6251	$10.0938
15-Feb-08	$0.12	$0.1224	$10.1047	$9.5995
15-Jan-08	$0.12	$0.1224	$10.0892	$9.5847
14-Dec-07	$0.12	$0.1224	$10.3798	$9.8608

		Premium Distribution	5 percent Discounted Unit Price for Distribution Reinvestment Purchase Plans
Payable Date	Regular Distribution	102 percent of Regular Distribution(1)	15 Day Weighted Average Unit Price(2)	5 percent Discounted Unit Price
15-Nov-07	$0.12	$0.1224	$12.2344	$11.6227
15-Oct-07	$0.12	$0.1224	$12.5390	$11.9121
14-Sept-07	$0.12	$0.1224	$12.1125	$11.5069
15-Aug-07	$0.12	$0.1224	$12.3412	$11.7241
13-Jul-07	$0.12	$0.1224	$12.6583	$12.0254
15-Jun-07	$0.12	$0.1224	$12.6321	$12.0005
15-May-07	$0.12	$0.1224	$13.0121	$12.3615
13-Apr-07	$0.12	$0.1224	$12.7197	$12.0837
15-Mar-07	$0.12	$0.1224	$12.3966	$11.7768
15-Feb-07	$0.12	$0.1224	$12.3681	$11.7497
15-Jan-07	$0.12	$0.1224	$12.2272	$11.6158
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

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of PEL, their principal position with PEL and their principal occupations.  The Trust does not have any directors or officers.  All of the persons listed below have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below.  Each of the directors below will remain in office until the next annual meeting of Unitholders scheduled on May 7, 2009.

Name and Background	Number of Trust Units Beneficially Owned or Controlled or Directed
John B. Zaozirny(2) of Calgary, Alberta is Chairman of the Board. He also serves as vice-chairman and director of Canaccord Capital Inc. He has been a director of PEL since 2001 and is also a director of Bankers Petroleum Ltd., Bayou Bend Petroleum Ltd., Canadian Oil Sands Trust, Coastal Energy Company, Computer Modelling Group Ltd. and Pacific Rubiales Energy Corp. and is chair and director of Terravest Income Fund and vice-chair and lead independent director of Pengrowth Energy Trust.	93,669
Grant D. Billing(2) of Calgary, Alberta is the Chairman and Chief Executive Officer and a director of Superior Plus Corp., a diversified company, since 1998. He has been a director of PEL since 2001.	100,000(4)

Name and Background	Number of Trust Units Beneficially Owned or Controlled or Directed
Thomas W. Buchanan of Calgary, Alberta has been the Chief Executive Officer and a director of PEL since March 2001.  Mr. Buchanan has also been the President of PEL since June 30, 2006.  Prior thereto he was Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001.  He is also a director of Churchill Energy Inc.

951,145(4)
Hugh A. Fergusson(1)(3) of Calgary, Alberta is the former Vice President and Director with Dow Chemical Canada Inc.  He has been a director of PEL since 2005 and is also a director of Altagas Income Trust and Canexus Income Fund.

9,950(4)
Randall J. Findlay(3) of Calgary, Alberta has been a director of PEL since March 2001. Mr. Findlay was also the President of PEL from March 2001 until June 30, 2006. Prior thereto he was Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001. He is also a director of Canadian Helicopters Income Fund, Pembina Pipelines Income Fund, Superior Plus Corp. and Wellpoint Systems Inc.	747,378
Norman R. Gish(2) of Calgary, Alberta is an independent businessman.  He is also a director of Superior Plus Corp., and chairman and director of Railpower Technologies Corp. Previously, President of Gish Consulting Inc. (energy consulting) from 2001 to 2007 and a director of Noranda Inc. (mining) from 2001 until its merger with Falconbridge Limited (mining), then a director of Falconbridge Limited until its acquisition by Xstrata plc., in 2006.

7,000(4)
Bruce R. Libin(1)(3) of Calgary, Alberta is the Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp., a resource services company, since December 2000. He has also been President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. He has been a director of PEL since 2001 and is also Chairman of Winstar Resources Ltd.	164,120
Dr. Robert W. Mitchell(3) of Calgary, Alberta has been an independent businessman since September 2003. From 1984 to September 2003, he was Executive Vice President of Talisman Energy Inc., a public oil and gas company. He has been a director of PEL since 2004 and is also a director of Winstar Resources Ltd.	26,000
M.H. (Mike) Shaikh(1) of Calgary, Alberta is a chartered accountant. He has been a director of PEL since 2001 and is also a director of Churchill Energy Inc. and BNP Resources Inc.	162,972(4)
Jeffrey T. Smith(2)(3) of Calgary, Alberta is an independent businessman. He has been a director of PEL since 2001 and is also a director of Compton Petroleum Ltd.	10,900
Notes:

(1)      Member of the Audit Committee.
(2)      Member of the Governance, Human Resources and Compensation Committee.
(3)      Member of the Reserves, Operations and Environment, Health and Safety Committee.
(4)      Mr. Billing also holds $500,000 principal amount of the Initial 6.50 Percent Debentures and $330,000 of the 8 Percent Debentures.  Mr. Buchanan also holds $100,000 of the Supplemental 6.50 Percent Debentures.  Mr. Shaikh also holds $250,000 principal amount of the Supplemental 6.50 Percent Debentures. Mr. Gish also holds $110,000 principal amount of the Supplemental 6.50 Percent Debentures.

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

Daniel J. O'Byrne

Executive Vice President, Operations and Chief Operating Officer

Mr. O'Byrne received his Bachelor of Science Degree in Petroleum Engineering from the University of Alberta and a Masters of Business Administration Degree from the University of Western Ontario.  Mr. O'Byrne has over 25 years of diverse experience in the international and North American oil industry and has participated in major projects in Canada, the United Kingdom (North Sea), the Middle East, West Africa and other countries.  Mr. O'Byrne held various executive positions with Nexen and its predecessor, Canadian Occidental Petroleum Ltd. from 1997 to 2005 at which time he joined Provident.  He is also a former director of the Petroleum Technology Research Centre, a director of Unbridled Energy Ltd., and a past chair of the Canadian Oil Sands Network for Research and Development.  He has contributed to the reserves and safety committees of the Canadian Association of Petroleum Producers, is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and is one of the Society of Petroleum Engineers published authors.

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

Cameron G. Vouri

President, Upstream Business Unit

Mr. Vouri obtained a Bachelor of Science (Petroleum Engineering) degree from New Mexico Institute of Mining and Technology in 1988.  Prior to Mr. Vouri's appointment to his current position with Provident, he was Vice President and Chief Operating Officer of Provident since January 2003.  Prior thereto he held the position of Vice President with Provident.  Mr. Vouri held various senior management positions with Koch Exploration Canada, Ltd. from 1989 to 2000 at which time he joined Founders.

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

Committees of the Board

During the year ended December 31, 2008, the Board of Directors had three standing committees – the Audit Committee, the Reserves, Operations and Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee.  In addition, the Trust has established one additional committee in 2006 – the Disclosure Committee, which is comprised entirely of members of management.  Membership in each committee is set forth below.

Audit Committee

The Audit Committee consists of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce R. Libin and Mr. Hugh A. Fergusson. All members of the Audit Committee are independent and financially literate, as determined by applicable securities legislation, and at least one member of the Committee is an "audit committee financial expert" as required by U.S. securities laws. The Audit Committee reviews the Trust's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including management's discussion and analysis and annual and interim earnings press releases before they are approved by the board of directors.  The Committee also reviews and makes a recommendation to the board of directors in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions.  The Audit Committee meets to discuss and review the audit plans of external auditors and is directly responsible for overseeing the work of the external auditor with respect to preparing or issuing the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants.  The Committee must be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee also must approve or pre-approve, as applicable, any non-audit services to be provided to the Trust by the external auditor. In addition, it reviews and reports to the board of directors on Provident's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with the Trust's policies and avoidance of conflicts of interest.  In conjunction with the Trust's whistleblower policy, the Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.  See "Audit Committee Information" and Schedule A of this Annual Information Form for additional information relating to the Audit Committee.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. Norman Gish, (Chairman), Mr. Grant D. Billing, Mr. Jeffrey T. Smith and Mr. John B. Zaozirny, all of whom are considered independent directors within the meaning of applicable securities legislation. The Committee is responsible for recommending to the board of directors suitable candidates for director positions.  The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time.  In addition, the Committee assists the board of directors on corporate governance matters and in assessing the functioning and effectiveness of the Board.

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

Disclosure Committee

The Disclosure Committee is comprised of the President and Chief Executive Officer, the Executive Vice President, Operations and Chief Operating Officer, the Executive Vice President, Finance and Strategy and Corporate Secretary, the Senior Vice President, Finance and Chief Financial Officer, the Vice President and Controller, the Senior Manager, Investor Relations and Communications and the Assistant Corporate Secretary of PEL.

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

Conflicts of Interest

The directors and officers of PEL are engaged in and will continue to engage in other activities in the energy industry and, as a result of these and other activities, the directors and officers of PEL may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, PEL is not aware of any existing or potential material conflicts of interest between PEL and a director or officer of PEL.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of three members, all of whom are independent and financially literate, as defined by National Instrument 52-110 Audit Committees.

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

External Auditor Service Fees

The following table sets forth information about the fees billed to the Trust and its Canadian and U.S. subsidiaries for professional services provided by PricewaterhouseCoopers llp during fiscal 2008 and 2007.  PricewaterhouseCoopers llp is independent in accordance with the auditor's rules of professional conduct in Canada.

(CDN$)	2008	2007
Audit Fees	$1,119,000	$2,893,800
Audit-Related Fees	131,000	590,600
Tax Fees	197,920	675,900
All Other Fees	315,063	173,300
Total	$1,762,983	$4,333,600

Audit Fees

Fees for audit services totalled approximately $1.1 million in 2008 and approximately $2.9 million in 2007, including fees associated with the annual audit, the reviews of the Trust's quarterly reports, statutory audits and regulatory filings.  These fees include approximately $0.07 million in 2008 and $1.7 million in 2007 directly related to U.S. operations.  Fees in 2008 have decreased as a result of the sale of the U.S. operations.

Audit-Related Fees

Fees for audit-related services totalled approximately $0.1 million in 2008 and approximately $0.6 million in 2007.  Audit related services include consultations concerning documents filed with respect to audits in connection with proposed or completed acquisitions, for 2008 and 2007 included French translation services and for 2007 included work related to BreitBurn MLP regarding proforma financial statement preparation, review of acquisition documents and an audit of the benefit plan.

Tax Fees

Fees for tax services totalled approximately $0.2 million in 2008 and approximately $0.7 million in 2007.  Fees for tax services include assistance with tax return preparation, tax planning and tax advice services.

All Other Fees

Fees for all other services totalled approximately $0.3 million in 2008 and approximately $0.2 million in 2007 for miscellaneous consulting services primarily related to valuations.

In accordance with Provident's procedures for the approval of audit and non-audit services by PricewaterhouseCoopers llp (the "Procedures"), the Audit Committee has pre-approved the services of external auditors listed in the Procedures.  This general pre-approval of services set forth in the Procedures is brought to the Audit Committee for review and renewal on an annual basis.  Management has agreed to seek the guidance of the Chairman of the Audit Committee if there is any ambiguity about whether a particular service is pre-approved.

In the case of proposed engagements of PricewaterhouseCoopers llp involving services set forth in the Procedures in which the fees for such services are expected to exceed $100,000, specific pre-approval must be obtained from the Audit Committee.  In these circumstances in which specific pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

In respect of services set forth in the Procedures in which the fees for a particular engagement are expected to be less than or equal to $100,000, the Chairman of the Audit Committee must be notified expeditiously of any such services commenced by the auditors.

If an engagement with PricewaterhouseCoopers llp for a particular service is contemplated, and is neither prohibited under the terms of the Procedures nor covered under the range of services set forth in the Procedures, the engagement is subject to the pre-approval of the Chairman of the Audit Committee.

All pre-approvals granted by the Chairman of the Audit Committee must be presented to the full Audit Committee at its next meeting.

Prohibited services may not be pre-approved by the Audit Committee or pursuant to the delegated authority granted to the Chairman of the Audit Committee.  The Trust has complied with applicable rules regulating the provision of non-audit services to the Trust by its external auditor.

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

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of oil and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee.  Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs, which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

The Government of Alberta receives royalties on the production of natural resources from lands in which it owns the mineral rights.  Royalties payable pursuant to petroleum and natural gas leases with the Government of Alberta are ad valorem royalties, assessed on a sliding scale where the rate changes depending on oil or natural gas prices and the level of production.  On October 25, 2007, the Government of Alberta unveiled a new royalty regime which introduced new royalties for conventional oil, natural gas and bitumen effective January 1, 2009.

Under the new royalty regime, royalties payable to the Crown in right of the Province of Alberta (the "Crown") for conventional oil are determined based upon a sliding rate formula containing elements that account for oil price and well production.  Royalty rates for conventional oil range up to 50 percent, with rate caps once the price of conventional oil reaches Cdn.$120 per barrel.

Under the new royalty regime, natural gas royalties are determined based upon a sliding rate formula sensitive to price and well production, though a form of deep gas royalty holiday has been retained and lower royalty rates apply for wells with less productivity.  Royalty rates for natural gas range from five percent to 50 percent with rate caps once the price of natural gas reaches $16.00/gj.  Royalties for natural gas liquids are set at 40 percent for pentanes and 30 percent for butanes and propane.

In connection with the new royalty regime, the Alberta Department of Energy also announced its intent to implement a shallow rights reversion program.  If this program received legislative approval, it is proposed that, beginning in 2011, geological zones above the shallowest productive zone of lands subject to a Crown lease would revert to the Crown in Alberta at the expiry of the primary term of the lease or, in the case of Crown leases already past their primary term, after notice thereof to the lessee.

In November, 2008, the Government of Alberta announced an optional five year transitional royalty program which would provide companies drilling new conventional oil and gas wells, which are commenced between November 19, 2008 and December 31, 2013 and drilled to depths of between 1,000 to 3,500 metres, with a one-time option to elect transitional royalty rates over the rates applicable pursuant to the new royalty regime.  All wells drilled for which transitional rates are elected will revert to the new royalty regime effective January 1, 2014.

On March 3, 2009, the Government of Alberta announced an energy incentive program to encourage activity in the conventional oil and gas sector in Alberta.  The program includes provisions for a drilling royalty credit of $200 per meter drilled on new conventional oil and natural gas wells on Crown lands that are spud and on which drilling is finished between April 1, 2009 and before April 1, 2010.  The incentive program also provides for a maximum royalty rate of five (5) percent applicable for 12 calendar months or 50,000 barrels or 500 mmcf of production, whichever is reached first, applicable to new wells on Crown lands that begin producing conventional oil and natural gas between April 1, 2009 and March 31, 2010.

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

In December, 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its emissions of greenhouse gas, or GHGs, to 6% below 1990 "business as usual" levels between 2008 and 2012.  It remains uncertain whether the Kyoto target of 6% below 1990 GHG emission levels will be enforced in Canada.  On April 26, 2007 the Canadian Federal Government released a "Regulatory Framework for Air Emissions", or the Framework, which outlines proposed new requirements governing the emission of GHGs and other industrial air pollutants, including sulphur oxides, volatile organic compounds, particulate matter, and possibly additional sector-specific pollutants, in accordance with the Canadian Federal Government’s Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions released on October 19, 2006. The Government of Canada and the Province of Alberta released on January 31, 2008 the final report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force, which recommends among others: (i) incorporating carbon capture and storage into Canada's clean air regulations; (ii) allocating new funding into projects through competitive process; and (iii) targeting research to lower the cost of technology.

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change", or Turning the Corner, which provides some additional guidance with respect to the Government of Canada's plan to reduce GHG emissions by 20% by 2020 and by 60% to 70% by 2050. Turning the Corner is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas and refining industries. Turning the Corner is intended to force industry to reduce GHG emissions and to create a carbon emissions trading market, including an offset system, to provide incentives to reduce GHG emission and establish a market price for carbon. Turning the Corner provides for: (i) mandatory reductions of 18% from the 2006 baseline starting in 2010 and by an additional 2% in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (natural gas) with a 2% reduction below the third year's intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based upon carbon capture and storage standards or other green technologies intensity. For the upstream oil and gas industry, Turning the Corner also provides for a company threshold of 10,000 boe/day and facility threshold of 3,000 tonnes of CO2.  It is contemplated that new regulations will take effect January 1, 2010.  Draft regulations were expected to be available for public comment in the Fall of 2008 but now expected in mid 2009. The proposed compliance mechanisms include an emissions credit trading system for GHGs and certain industrial air pollutants, and several options for companies to choose among to meet GHG emission intensity reduction targets and encourage the development of new emission reduction technologies, including the option of making payments into a technology fund, an emissions and offset trading system, limited credits for emission reductions created between 1992 and 2006, and international emission credits under the clean development mechanism under the Kyoto Protocol for up to 10% of each firm's regulatory obligation.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta), the Water Act (Alberta), and the Oil and Gas Conservation Act (Alberta) (the "OGCA"). These statutes impose environmental standards, require compliance, reporting and monitoring obligations, and impose penalties. In addition, the emission reduction requirements in the Climate Change and Emissions Management Act (Alberta) came into effect on July 1, 2007. Under this legislation, Alberta facilities emitting more than 100,000 tonnes of GHGs a year must reduce their emissions intensity by 12%.  Companies have four options to choose from in order to meet the reduction requirements outlined in this legislation, and these are: (i) by making improvement to operations that result in reductions; (ii) by purchasing emission credits from other sectors or facilities that have reduced their emissions below the required emission intensity reduction levels; (iii) by purchasing off-set credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emissions in Alberta; or (iv) by contributing to the Climate Change and Emissions Management Fund.  Companies can choose one of these options or a combination thereof. Provident is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the environmental protection legislation in all jurisdictions in which it operates. The Trust believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada.  The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

INFORMATION CONCERNING THE NATURAL GAS MIDSTREAM, NGL PROCESSING
AND MARKETING INDUSTRY

General

The NGL industry involves the production, transportation and marketing of products that are extracted from natural gas prior to its sale to end use customers.  The profitability of the industry is based on the products extracted being of greater economic value as separate commodities than as components of natural gas.

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

The NGL value chain begins with the gathering of gas that is produced.  The gas then gets processed through field processing plants, mainline extraction facilities and fractionation facilities in order to remove high value NGLs, as well as water, sulphur and other impurities.  The value chain culminates with the transportation and eventual sale of NGLs to the final customer.

NGL Extraction

A primary component of the NGL value chain is the extraction of NGLs from natural gas, which takes place in a number of steps at extraction facilities.  NGLs are recovered primarily at three types of extraction facilities: natural gas field plants, natural gas straddle plants and oil refineries.  Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems.  Field plants also remove almost all pentanes-plus and as much as 65 percent of propane and 80 percent of butane in order to meet pipeline specifications.  The NGLs extracted are generally removed in mixes (either ethane-plus or propane-plus ), which must be further processed in subsequent steps to separate out the individual products.

NGL Fractionation

NGL mix extracted at field plants is transported to fractionation facilities, which enhances its value by separating the mix into its components: ethane, propane, butane and pentanes-plus. Fractionation generally does not occur at field plants, but rather at a central location.  The NGL mixes are moved by truck or pipeline to fractionation facilities.  Once fractionated, the products are then transported to markets in Alberta or outside the province, by pipeline, truck or rail.

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

NGL Storage

Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary buffer between production of NGLs (which varies daily depending on gas flows and composition) and their consumption (which can vary from day to day and season to season depending on market needs); (ii) allowing NGL sellers to store inventory to accommodate outages in NGL fractionation plants; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).

NGL Marketing

The markets for NGLs are North American in scope with end uses varying substantially by product.  NGLs are used directly as heating and transportation fuels and also as a feedstock for the petrochemical and crude oil refining industries.

Ethane is used primarily as feedstock for the petrochemical industry.

Propane is the most versatile of the NGL products from a marketing perspective. Uses for propane include home and commercial heating, crop drying, food processing, cooking and motor fuel.

Butane is used primarily in gasoline blending, either directly or in the production of iso-octane.

Pentanes-plus is used primarily as a diluent to blend with heavy crudes to decrease the viscosity and density of these crudes, allowing them to be transported in pipelines. In addition, pentanes-plus are used as a refinery feedstock in the production of gasolines.

Commercial Arrangements

An extraction facility's fees may be based on a cost-of-service arrangement (reimbursement for operating expenses plus a return on capital employed), a fixed charge per unit of throughput, or some combination of these fee structures.  In order to produce NGLs, the owner of the facility must purchase natural gas (referred to as shrinkage gas) to replace the energy removed from the natural gas stream in the form of NGLs as part of the extraction process.  For the right to extract NGLs from the gas stream, extraction facility owners generally pay the owners of the gas a premium over the shrinkage gas price, which effectively amounts to sharing with owners of the gas a portion of the value that is added through the recovery and sale of NGLs.  Other costs of extraction include electrical power, labour, maintenance, property taxes, insurance and other overhead.

For ethane, market prices usually consist of a shrinkage gas cost which flows through to ethane buyers, a flow through of a portion of plant operating costs and an additional fixed fee to cover capital employed.  As a result, the ethane operations of an extraction facility generally generate a relatively predictable cash flow stream.

The extraction facility's other revenues are often tied to the market prices of propane, butane and pentanes-plus which in turn are typically correlated as a percentage of the price of crude oil.

A fractionation facility provides a package of services, which may include transportation of the NGL mix to the facility; fractionation of an incoming ethane-plus or propane-plus mixture into specification ethane, propane, butane and pentanes-plus; storage of NGLs at the facility; distribution and terminalling of the specification products; and marketing of the products. The fees charged vary depending upon the package of services provided. Facility expenses include operating costs associated with gathering, transporting, fractionating, storing and distributing the NGL mix. Hence, profit is determined by the difference between the fees charged and the costs incurred for the service provided rather than on the spread between natural gas and NGL prices as in the case of an extraction plant.  The owner of a fractionator may also purchase NGL streams in the field for its own account, transport and process the stream, then sell the resulting products in the market.  In this case, its profit will be the difference between the sales prices it receives and the sum of its purchase price for the NGL stream and its costs of production (transportation, fractionation, storage).

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

Oil and Gas Production Risk Factors

Exploration and Development

Exploration and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods.  These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which Provident has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns.  Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Provident and will be used by Provident to improve its ability to find, develop and produce oil and natural gas.

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

Reserves

Although McDaniel, AJM and Provident have carefully prepared the reserve figures included herein, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced.  Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves.  Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Unitholders.  The value of the Trust Units attributable to the oil and gas reserves will have no value once all of the oil and natural gas reserves of Provident have been produced.  As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Provident or its oil and gas properties.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Provident.  Although Provident has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that Provident will be able to satisfy its actual future environmental and reclamation obligations. See "Information Concerning the Oil and Gas Industry - Environmental Regulation".

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

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases.  Provident’s business and operations produce some of the greenhouse gases covered by the Convention.  Future federal legislation, together with provincial emission reduction requirements, may require the reduction of emissions or emissions intensity from Provident’s business and operations.  The reductions may not be technically or economically feasible and the failure to meet such emissions reduction requirements may materially adversely affect Provident’s business and result in fines, penalties and the suspension of operations.  No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate Provident’s business or increase or maintain production or will not increase unit costs of production.  Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output.  There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants for which Provident may be unable to mitigate.  Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off set credits from third parties.  However, emission reduction or off set credits may not be available for acquisition by Provident or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases by Provident. See "Information Concerning Oil and Gas Industry - Environmental Regulation".

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

In Alberta, the Crown royalty rates on conventional oil and natural gas fluctuate, depending on when a well was drilled, well depth, well production volume and the price of oil and natural gas. On October 25, 2007, the Alberta provincial government introduced a new royalty regime which became effective on January 1, 2009 and is applicable to all existing conventional oil and natural gas wells in Alberta. The new royalty regime assesses the applicable royalty rate on a well by well basis using a sliding scale which takes into account the price of oil and natural gas and well production volumes.

On November 19, 2008 and November 24, 2008 the Alberta provincial government announced details of an optional five year transitional royalty program that applies to conventional oil and natural gas wells drilled to measured depths between 1,000 to 3,500 meters between November 19, 2008 and January 1, 2014. For each well, the Trust can make a one time election to produce the well under the transitional royalty program or the new royalty regime. As of January 1, 2014, all production subject to the transitional program will revert to the new royalty regime.

Subsequent to these changes to the royalty structure, the Alberta provincial government has launched a study of the competitiveness of Alberta’s conventional oil and gas business. Terms of reference have not been made public; however, it is possible that the royalty regime may be subject to further review.

On March 3, 2009, the Alberta provincial government announced an energy incentive program to encourage activity in the conventional oil and gas sector in Alberta.  The program includes provisions for (a) a drilling royalty credit of $200 per meter drilled on new conventional oil and natural gas wells on Crown lands that are drilled between April 1, 2009 and before April 1, 2010 and (b) a maximum royalty rate of five (5) percent applicable for 12 calendar months, 50,000 barrels of Crown production or 500 million cubic feet, whichever is reached first, applicable to new wells on Crown lands that begin producing conventional oil and natural gas between April 1, 2009 and March 31, 2010.

These changes to the Alberta royalty regime, as well as the potential for changes in the royalty regimes applicable in other provinces have created uncertainty surrounding the ability to accurately estimate future royalties, resulting in additional volatility and uncertainty for producers. See "Information Concerning the Oil and Gas Industry - Provincial Royalties and Incentives".

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

Frac Spread

The Midstream Business is exposed to possible price declines between the time Provident purchases NGL feedstock and sells NGL products, and to narrowing frac spread ratios.  Frac spread ratio is the ratio between crude oil prices and natural gas prices.  The amount of profit or loss made on the extraction portion of the Midstream Business will generally increase or decrease with the frac spread ratio.  The Midstream Business is also exposed to a change in the differential between NGL product prices and crude oil prices.  This exposure could result in material variability of cash flow generated by the Midstream Business, which could negatively affect the Trust and the cash distributions of the Trust.

Reliance on Principal Customers and Operators

Provident will rely on several significant customers to purchase product from the Midstream Business.  Ethane is predominately purchased by Nova Chemicals Corporation and Dow Chemicals Canada Inc.  A significant amount of propane is purchased by Ferrellgas, a division of Ferrellgas Partners L.P. and AmeriGas Partners L.P.  EnCana Corporation and its affiliates ("EnCana") will purchase the majority of the condensate from the EnCana Empress Debutanizer.  BP Canada operates the BP E1 Plant at Empress, Alberta and the west to east system described herein.  If for any reason these parties were unable to perform their obligations under the various agreements with Provident, the revenue and distributions of the Trust, and the operations of the Midstream Business could be negatively impacted.

General Risk Factors

Availability of Credit and Debt Service

As of March 11, 2009, the Trust had drawn $489.2 million against its credit facility and had $32.9 million of the credit facility drawn on letters of credit, representing 46 percent of the credit capacity.  Variations in interest rates and scheduled principal repayments or the need to refinance the credit facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust.  Although it is believed that the credit facilities are sufficient, there can be no assurance that the amounts will be adequate for the financial obligations of the Trust, that additional funds can be obtained or that, upon expiration, the credit facility can be refinanced on terms acceptable to the Trust or the lenders.

The lenders have been provided with security over substantially all of the assets of Provident.  If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell Provident's oil and gas properties and other assets.

As a result of the weakened global economic situation, the Trust, along with other entities in the energy sector, may have restricted access to capital, bank debt and equity, and is likely to face increased borrowing costs. Although Provident's business in the energy sector, and asset base have not changed, the lending capacity of all financial institutions has diminished and risk premiums have increased. As future capital expenditures will be financed out of funds generated from operations, borrowings and possible future equity sales, the Trust's ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and the Trust's securities in particular.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Trust's ability to make capital investments, maintain existing assets and pay distributions may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

Based on current funds available and expected funds generated from operations, the Trust believes it has sufficient funds available to fund its projected capital expenditures. However, if funds generated from operations are lower than expected or capital costs for these projects exceed current estimates, or if Provident incurs major unanticipated expenses related to development or maintenance of its existing properties, it may be required to seek additional capital to maintain its capital expenditures at planned levels.  Failure to obtain any financing necessary for Provident's capital expenditure plans may result in a delay in development of Provident's properties.

Risks Associated With the Level of Foreign Ownership

Generally, a trust cannot qualify as a "mutual fund trust" for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50 percent of the aggregate number of Trust Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction where not more than 10 percent of the trust's property has at any time consisted of "taxable Canadian property".  There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Trust Unitholders.  See "Information Concerning the Trust, PEL, PMHLP and Other Entities - Provident Energy Trust - Limitation on Non-Resident Trust Unitholders" in this Annual Information Form.

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

 Litigation

The Trust and its various subsidiaries and affiliates are, in the course of their business, subject to lawsuits and other claims.  Defence and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of Provident.  Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against BreitBurn MLP, certain of its directors (including three Provident nominees), and Provident. The claim relates to a transaction between BreitBurn MLP and Quicksilver and certain other BreitBurn MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to BreitBurn MLP by false representations as to Provident's relationship with BreitBurn MLP. The transaction involved the issuance by BreitBurn MLP to Quicksilver of approximately U.S.$700 million of units of BreitBurn MLP. The litigation is in its very early stages, and it is not possible at this time to assess the potential exposure of Provident in the event of an adverse verdict. Provident believes the claims made against it in the lawsuit are without merit and will vigorously defend itself and its named director nominees against these claims.

Changes in Legislation

There is no assurance that Canadian federal income tax laws, including the treatment of mutual fund trusts thereunder, will not be changed in a manner that affects Unitholders in a material adverse way.  See "Information Concerning the Trust, PEL, PMHLP and Other Entities - Provident Energy Trust - Taxation of the Trust".

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas or NGL processing sectors and should not be viewed by investors as shares in the Trust or other interests in the Trust's other entities.  The Trust Units represent a fractional interest in the Trust.  The Trust Units will not represent a direct investment in Provident's business.  As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The price per Trust Unit is a function of the anticipated Distributable Cash, the oil and gas properties of Provident, the assets of the Midstream Business and Provident's ability to affect long-term growth in the value of the Trust.  The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of  Provident to acquire suitable energy related assets and to fund distributions.  Changes in market conditions may adversely affect the trading price of the Trust Units.

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

The operations of Provident will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

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

Conflicts of Interest

The directors and officers of PEL are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of PEL may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.  The business of Provident is subject to other risks and matters, which are outside of their control.

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

Variations in the exchange rate for the Canadian dollar versus the U.S. dollar could result in a significant change in the amount Provident receives on the sale of its production, which may affect future distributions and the future value of Provident's reserves as determined by independent evaluators.

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

MATERIAL CONTRACTS

There are no material contracts entered into by the Trust or its subsidiaries during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business and other than (a) the Trust Indenture described herein under the heading "Information Concerning the Trust, PEL, PMHLP and Other Entities"; and (b)  the Canadian Credit Facility described herein under the heading "Information Concerning the Trust, PEL, PMHLP and Other Entities - Debt Financing".

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

The Trust will provide without charge to each security holder to whom this Annual Information Form is delivered, upon the written or oral request of such person (and to each person who is not a security holder of the Trust upon payment of a reasonable charge), a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).  Requests for such documents should be directed to the office of Investor Relations, Provident Energy Ltd., 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1, telephone: (403) 231-6710.  Documents incorporated by reference in this Annual Information Form are also available on SEDAR at www.sedar.com.

PRINCIPAL HOLDERS OF TRUST UNITS

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Trust Units.  As at March 19, 2009, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, 2.4 million Trust Units or approximately 1.0 percent of the issued and outstanding Trust Units.

ADDITIONAL INFORMATION

Additional information related to the remuneration of the directors and officers of PEL for the year ended December 31, 2008, the indebtedness of the directors and officers of PEL, the principal holders of Trust Units and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Statement and Information Circular of the Trust for its most recent annual meeting of Unitholders that involved the election of directors.  Additional financial information is provided in the Trust's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2008.

Additional copies of this Annual Information Form are available on SEDAR at www.sedar.com or may be obtained from Provident.  Please contact:

Lynn Rannelli, Assistant Corporate Secretary
Provident Energy Ltd.
2100, 250 – 2nd Street S.W.
Calgary, Alberta  T2P 0C1

Telephone:          (403) 296-2233
Fax:                      (403) 294-0111

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

All members of the Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.  In particular: (i) each member shall be "independent" and "financially literate" within the meaning of National Instrument 52-110 - Audit Committees, (ii) each member shall be "independent" and "financially literate" within the meaning of the rules of the New York Stock Exchange, and (iii) at least one member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder (collectively, the "U.S. Rules").

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

•	Communication with the Corporate Governance Committee as may be required.

•	Review of complaints received and outcome of investigation.

•	These educational elements may be dealt with at a special annual meeting of the Committee.

Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2008 compared to the quarter and year ended December 31, 2007 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 11, 2009.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“COGP” or “Provident Upstream”), and Provident Midstream.  Provident’s Upstream business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin.  The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business was accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 15 to the consolidated financial statements).  The USOGP business was sold in two transactions, the first in June and the second in August, 2008.

The Trust has applied the proceeds, net of tax, on the sale of the USOGP business to reduce long-term debt, resulting in a ratio of net debt to total book value capitalization as at December 31, 2008 of 31 percent compared to 40 percent at December 31, 2007 (see “Liquidity and capital resources”).

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the Provident Upstream business unit and the Provident Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking statements” at the end of the analysis for further discussion.

Provident Energy 2008 Management’s Discussion and Analysis

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter of 2008 results compared to the fourth quarter of 2007.   Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management’s Discussion and Analysis following later in this press release.

Consolidated funds flow from operations and cash distributions

Consolidated	Three months ended December 31,
($ 000s, except per unit data)	2008	2007	% Change
Funds Flow from Operations and Distributions
Funds flow from continuing operations	$81,779	$135,776	(40)
Funds flow from discontinued operations (1)	-	41,787	(100)
Total funds flow from operations	$81,779	$177,563	(54)
Per weighted average unit - basic and diluted (2)	$0.32	$0.72	(56)
Declared distributions	$77,324	$89,063	(13)
Per Unit	$0.30	$0.36	(17)
Percent of funds flow from operations distributed (3)	95%	57%	67
(1) Prior to the sale of USOGP, Provident owned approximately 22 per cent of the MLP and 96 per cent of BreitBurn.
    In accordance with generally accepted accounting principles (GAAP) in Canada and the United States, these investments were consolidated into Provident's results.

(2) Includes dilutive impact of unit options and convertible debentures.
(3) Calculated as declared distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of nil for the quarter (2007 - $22.1 million).

Fourth quarter 2008 funds flow from continuing operations was $81.8 million, 40 percent below the $135.8 million recorded in the fourth quarter of 2007.  Provident Upstream’s 2008 fourth quarter funds flow from operations was $47.2 million, a 20 percent decrease from the $58.7 million recorded in the comparable 2007 quarter.  The drivers for the decrease were a nine percent decrease in commodity prices, a four percent decrease in production volumes and a 25 percent increase in production costs.  Production volumes and costs were impacted by unscheduled turnarounds and additional maintenance related to cold weather.  The reduction in funds flow was partially mitigated by the risk management program, which generated realized gains of $8.2 million in the fourth quarter of 2008, compared to $0.5 million in the comparable quarter of 2007.

The Provident Midstream business unit added $34.6 million to fourth quarter 2008 funds flow from operations, 55 percent below the $77.1 million recorded in the comparable 2007 quarter. This decrease reflects lower operating margins within the Midstream segment.  A sharp drop in NGL sales prices driven by the decrease in crude oil price combined with higher value natural gas-based inventory had a negative impact on operating margins in the fourth quarter. This has been partially mitigated by the risk management program generating gains of $16.1 million in the fourth quarter of 2008 compared to a loss of $38.6 million in the comparable quarter in 2007.

Funds flow from operations in USOGP was nil compared to $41.8 million in the comparable 2007 quarter.  The USOGP operations were sold prior to the fourth quarter of 2008.

Declared distributions in the fourth quarter of 2008 totaled $77.3 million, 95 percent of funds flow from operations. This compares to $89.1 million of declared distributions in fourth quarter of 2007, 57 percent of funds flow from operations, after distributions to non-controlling interests of $22.1 million.

Provident Energy 2008 Management’s Discussion and Analysis

Net (loss) income

Consolidated	Three months ended December 31,
($ 000s, except per unit data)	2008	2007	% Change
Net (loss) income	$(43,248)	$68,545	-
Per weighted average unit – basic (1) and diluted (2)	$(0.17)	$0.28	-
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

In the fourth quarter of 2008, Provident recorded a loss of $43.2 million compared to net income of $68.5 million in the comparable 2007 quarter.  The fourth quarter of 2008 included a non-cash goodwill impairment charge of $416.9 million (see “Goodwill” in the annual section of this analysis) that was largely offset by $404.0 million of unrealized gains on financial derivative instruments.  The fourth quarter of 2007 included a $179.1 million unrealized loss on financial derivative instruments and a $161.7 million dilution gain in discontinued operations related to Provident’s change in ownership of the MLP.  The preceding, combined with lower fourth quarter 2008 earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) from continuing operations accounts for the pre-tax swing in net (loss) income from the comparable quarter in 2007.  Future income tax expense in the fourth quarter of 2008 was largely driven by the tax effect of the unrealized gain on financial derivative instruments.  The goodwill impairment charge does not result in any corresponding future income tax recovery.  Future income tax expense in the fourth quarter of 2008 was $52.4 million compared to a recovery of $71.8 million in the fourth quarter of 2007.

The Provident Upstream business segment had a net loss of $421.5 million, in the fourth quarter of 2008 compared to a 2007 fourth quarter net income of $16.9 million.  The majority of the 2008 fourth quarter net loss was due to a non-cash goodwill impairment charge of $416.9 million.  This, combined with a 21 percent decrease in EBITDA and a $44.4 million increase in future income taxes, partially offset by a $ 43.5 million increase in unrealized gains on financial derivative instruments accounts for the quarter over quarter change.

The Provident Midstream segment had net income of $359.2 million in the fourth quarter of 2008, compared to a net loss of $62.0 million in the fourth quarter of 2007.  The increase was driven by a $377.7 million unrealized gain on financial derivative instruments in the fourth quarter of 2008 compared to a loss of $161.8 million in 2007.  This increase to net income was partially offset by a $51.7 million decrease in Midstream EBITDA as well as a future income tax expense of $52.8 million in 2008 compared to a recovery in 2007 of $27.0 million.

Net income from discontinued operations (USOGP) was $19.1 million in the fourth quarter of 2008 with a comparative net income of $113.6 million for 2007.  USOGP was sold in the second and third quarters of 2008.  The fourth quarter 2008 results represent an adjustment to the provision for income taxes related to the sale.  Net income from discontinued operations in the fourth quarter of 2007 was primarily driven by a $161.7 million dilution gain related to Provident’s change in ownership of the MLP.

Provident’s net income figures are affected by the requirement to “mark-to-market” all financial derivative instruments at the end of the period and report these unrealized gains or losses as part of current period net income.  Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure.  A reconciliation between EBITDA and loss from continuing operations before taxes follows:

Provident Energy 2008 Management’s Discussion and Analysis

	Three months ended December 31,
($ 000s)	2008	2007	% Change
EBITDA	$87,423	$152,432	(43)
Adjusted for:
Cash interest	(9,998)	(16,008)	(38)
Unrealized gain (loss) on financial derivative instruments	404,023	(179,061)	-
Goodwill impairment	(416,890)	-	-
Depletion, depreciation and accretion and other non-cash expenses	(78,438)	(73,757)	6
Loss from continuing operations before taxes	$(13,880)	$(116,394)	(88)

The following table reconciles funds flow from operations with cash provided by operating activities and distributions to unitholders:

Reconciliation of funds flow from operations to distributions	Three months ended December 31,
($ 000s, except per unit data)	2008	2007	% Change
Cash provided by operating activities	$150,032	$137,330	9
Change in non-cash operating working capital	(70,677)	38,511	-
Site restoration expenditures	2,424	1,722	41
Funds flow from operations	81,779	177,563	(54)
Distributions to non-controlling interests	-	(22,124)	(100)
Cash retained for financing and investing activities	(4,455)	(66,376)	(93)
Distributions to unitholders	77,324	89,063	(13)
Accumulated cash distributions, beginning of period	1,535,144	1,171,114	31
Accumulated cash distributions, end of period	$1,612,468	$1,260,177	28
Cash distributions per unit	$0.30	$0.36	(17)

Taxes
	Three months ended December 31,
($ 000s)	2008	2007	% Change

Capital tax expense	$485	$510	(5)
Current and withholding tax recovery	(4,453)	(5)	88,960
Future income tax expense (recovery)	52,379	(71,815)	-
	$48,411	$(71,310)	-

Fourth quarter Saskatchewan capital taxes totaled $0.5 million, consistent with the $0.5 million recorded in the fourth quarter of 2007.

The current and withholding tax recovery was $4.5 million in the fourth quarter of 2008.  These recoveries arise from Provident’s Midstream operations and are the result of lower fourth quarter income subject to tax.

The 2008 fourth quarter future tax expense of $52.4 million compares to a recovery of $71.8 million in the fourth quarter of 2007.  The future tax expense in the fourth quarter of 2008 resulted primarily from future taxes calculated on the unrealized gains on financial derivative instruments while the goodwill impairment charge is not tax effected.  The future income tax recovery in the quarter of 2007 was largely related to the unrealized loss on financial derivative instruments.

Provident Energy 2008 Management’s Discussion and Analysis

Interest expense

Continuing operations	Three months ended December 31,
($ 000s, except as noted)	2008	2007	% Change

Interest on bank debt	$5,015	$13,121	(62)
Interest on convertible debentures	4,983	4,986	-
Discontinued operations portion	-	(2,099)	(100)
Total cash interest	$9,998	$16,008	(38)

Weighted average interest rate on all long-term debt	5.1%	5.9%	(14)

Debenture accretion and other non-cash interest expense	1,465	1,173	25
Total interest expense	$11,463	$17,181	(33)

Interest expense decreased for the quarter as compared to the same quarter in 2007 due to significantly lower debt levels and lower market interest rates.  Cash proceeds on the sale of USOGP in June and August of 2008, amounting to $457.9 million, net of tax, were used to pay down debt.

Commodity price risk management program

In the fourth quarter of 2008, when commodity prices dropped dramatically, the Program assisted with stabilizing cash flow by contributing $24.3 million, or 30 percent of fourth quarter funds flow from operations.

A summary of Provident’s risk management contracts executed during the fourth quarter of 2008 is contained in the following tables.

Activity in the Fourth Quarter:

Provident Midstream
Year	Product	Volume (Buy)/Sell	Terms	Effective Period
2009	Crude Oil	(140) Bpd	US $65.04 per bbl (8)	January 1 - March 31
		(1,052) Bpd	Cdn $70.21 per bbl (11)	January 1 - November 30
		323 Bpd	US $57.78 per bbl (9)	May 1 - May 31
		2,000 Bpd	US $69.73 per bbl (10)	January 1 - December 31
	Natural Gas	2,500 Gjpd	Cdn $6.56 per gj (9)	January 1 - January 31
	Propane	200 Bpd	US $0.94 per gallon (4) (8)	January 1 - March 31
		333 Bpd	US $0.99 per gallon (5) (9)	January 1 - March 31
		333 Bpd	US $0.95 per gallon (4) (9)	January 1 - March 31
	Natural Gasoline	(2,000) Bpd	US $1.36 per gallon (10)	January 1 - December 31
	Normal Butane	(1,473) Bpd	US $0.76 per gallon (10)	April 1 - December 31

2010	Normal Butane	(1,500) Bpd	US $0.76 per gallon (10)	January 1 - March 31
(1) The above table represents a number of transactions entered into over the fourth quarter 2008.
(2) Natural gas contracts are settled agains AECO monthly index.
(3) Crude Oil contracts are settled against NYMEX WTI calendar average.
(4) Propane contracts are settled against Belvieu C3 TET.
(5) Propane contracts are settled against Conway In-Well C3.
(6) Normal Butane contracts are settled against Belvieu NC4 TET.
(7) Natural Gasoline contracts are settled against Belevieu NON-TET Natural Gasoline.
(8) Conversion of Crude Oil BTU contracts to liquids.
(9) Midstream inventory price stabilization contracts.
(10) Midstream margin contracts.
(11) BTU re-balancing of Crude Oil contracts.

Provident Energy 2008 Management’s Discussion and Analysis

Settlement of commodity contracts

The following is a summary of the net cash flow to settle commodity contracts during the fourth quarter of 2008.  For comparative purposes, the 2007 amounts are also summarized.

i)  Provident Upstream

a)  Crude Oil

For the quarter ending December 31, 2008, Provident received $6.1 million (2007 – paid $4.6 million) to  settle various oil market based contracts on an aggregate volume of 0.4 million barrels (2007 – 0.6 million barrels).

b)  Natural Gas

For the quarter ending December 31, 2008, Provident received $2.1 million (2007 - $5.1 million) to settle various natural gas market based contracts on an aggregate volume of 1.9 million gj’s (2007 – 4.5 million gj’s).

ii)  Provident Midstream

For the quarter ending December 31, 2008 Provident paid $4.0 million (2007 – received $0.2 million) to settle midstream oil market based contracts on an aggregate volume of 1.3 million barrels (2007 – 0.4 million barrels) and paid $13.1 million (2007 - $16.8 million) to settle midstream natural gas market based contracts on an aggregate volume of 6.7 million gj’s (2007 – 6.6 million gj’s).  In addition, Provident received $34.2 million (2007 – paid $26.6 million) to settle midstream NGL market based contracts on an aggregate volume of 0.2 million barrels (2007 – 2.4 million barrels).

Provident also paid $1.8 million (2007 – received $4.6 million) to settle midstream-related foreign exchange contracts, and received $0.8 million (2007 – nil) to settle various electricity-based contracts.

iii)  Corporate

a)  Foreign exchange contracts

For the quarter ending December 31, 2008 Provident received $21.6 million (2007 - nil) to settle various corporate-related foreign exchange based contracts.  Realized gains and losses on corporate-related foreign exchange contracts are included in foreign exchange (gain) loss and other on the consolidated statement of operations and are allocated to the reporting segments for segmented reporting purposes.  The gain in 2008 relates primarily to contracts put in place to mitigate the foreign exchange risk associated with U.S.-denominated taxes payable in connection with the sale of discontinued operations (USOGP).

Provident’s Commodity Price Risk Management activities are also discussed in the year over year section of Management’s Discussion and Analysis and in note 13 to the consolidated financial statements.

Provident Energy 2008 Management’s Discussion and Analysis

Provident Upstream segment review

Crude oil and natural gas liquids prices

Provident Upstream	Three months ended December 31,
($ per bbl)	2008	2007	% Change

Oil per barrel
WTI (US$)	$58.73	$90.68	(35)
Exchange rate (from US$ to Cdn$)	$1.21	$0.98	23
WTI expressed in Cdn$	$71.21	$89.03	(20)

Realized pricing before financial derivative instruments
Crude oil	$47.33	$61.75	(23)
Natural gas liquids	$47.64	$63.63	(25)
Crude oil and natural gas liquids	$47.36	$61.94	(24)

The above prices are net of transportation expense.

In the fourth quarter of 2008 Provident’s realized oil and natural gas liquids price, prior to the impact of financial derivative instruments, decreased by 24 percent to $47.36 per barrel compared to $61.94 per barrel in the fourth quarter of 2007.  The decrease was related to a 35 percent lower US$ WTI crude oil price partially offset by a weaker Canadian dollar.

Natural gas price

Provident Upstream	Three months ended December 31,
($ per mcf)	2008	2007	% Change

AECO monthly index (Cdn$ per mcf)	$6.78	$6.00	13
Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$6.63	$6.08	9

The above prices are net of transportation expense.

Provident’s fourth quarter 2008 realized natural gas price, prior to the impact of financial derivative instruments, increased nine percent as compared to the fourth quarter of 2007, lower than the increase in the benchmark AECO index price of 13 percent.  Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content.

Production

Provident Upstream	Three months ended December 31,
	2008	2007	% Change
Daily production
Crude oil (bpd)	12,307	11,252	9
Natural gas liquids (bpd)	1,134	1,277	(11)
Natural gas (mcfd)	80,450	92,584	(13)
Oil equivalent (boed) (1)	26,849	27,960	(4)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased four percent to 26,849 boed during the fourth quarter of 2008 as compared to 27,960 boed in 2007.  The decrease was primarily a result of natural production declines, an eight-day third-party gas pipeline

Provident Energy 2008 Management’s Discussion and Analysis

outage in Northwest Alberta impacting approximately 24 mmcfed natural gas and associated oil production.  As well, cold weather downtime had an impact on production primarily in the Dixonville and Lloydminster areas.  The decrease was partially offset by increased oil production from the Triwest Energy Inc. (“Triwest”) acquisition on December 3, 2007, as well as an active drilling and optimization program.  The Triwest acquisition is included in the Southeast Saskatchewan core area.

Production for the fourth quarter of 2008 was weighted 50 percent natural gas, and 50 percent crude oil and natural gas liquids.  This compared to fourth quarter 2007 production weighted 55 percent natural gas and 45 percent crude oil and natural gas liquids.

Provident Upstream’s production summarized by core areas is as follows:

	Three months ended December 31,
Provident Upstream	2008	2007	% Change
Daily Production - by area (boed) (1)
West Central Alberta	6,005	6,775	(11)
Southern Alberta	4,990	5,493	(9)
Northwest Alberta	4,283	4,714	(9)
Dixonville	3,750	4,090	(8)
Southeast Saskatchewan	2,866	2,144	34
Southwest Saskatchewan	1,208	1,527	(21)
Lloydminster	3,747	3,217	16
	26,849	27,960	(4)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy 2008 Management’s Discussion and Analysis

Revenue and royalties

Provident Upstream	Three months ended December 31,
($ 000s except per boe and mcf data)	2008	2007	% Change

Oil
Revenue	$53,592	$63,920	(16)
Realized gain (loss) on financial derivative instruments	6,089	(4,675)	-
Royalties	(9,159)	(12,491)	(27)
Net revenue	$50,522	$46,754	8
Net revenue (per barrel)	$44.62	$45.17	(1)
Royalties as a percentage of revenue	17.1%	19.5%

Natural gas
Revenue	$49,088	$51,766	(5)
Realized gain on financial derivative instruments	2,130	5,174	(59)
Royalties	(7,643)	(9,437)	(19)
Net revenue	$43,575	$47,503	(8)
Net revenue (per mcf)	$5.89	$5.58	6
Royalties as a percentage of revenue	15.6%	18.2%

Natural gas liquids
Revenue	$4,970	$7,477	(34)
Royalties	(1,299)	(1,882)	(31)
Net revenue	$3,671	$5,595	(34)
Net revenue (per barrel)	$35.19	$47.62	(26)
Royalties as a percentage of revenue	26.1%	25.2%

Total
Revenue	$107,650	$123,163	(13)
Realized gain on financial derivative instruments	8,219	499	1,547
Royalties	(18,101)	(23,810)	(24)
Net revenue	$97,768	$99,852	(2)
Net revenue (per boe)	$39.58	$38.81	2
Royalties as a percentage of revenue	16.8%	19.3%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

In the fourth quarter of 2008, Provident Upstream production revenue was $107.7 million, a decrease of 13 percent from $123.2 million in 2007.  The decrease in revenue is a result of a four percent decrease in production and a 24 percent decrease in crude oil and natural gas liquids prices, partially offset by a nine percent increase in Provident’s realized natural gas price.  Total royalties, which are price sensitive and affected by production levels, as a percentage of revenue decreased reflecting the lower crude oil prices, lower gas production, and capital expenditures on natural gas facilities.  The preceding factors, as well as the $7.7 million increase in realized gains on financial derivative instruments account for net revenue of $97.8 million in the fourth quarter of 2008, two percent below the $99.9 million recorded in the fourth quarter of 2007.  Net revenue per boe in the fourth quarter of 2008 was $39.58 per boe, an increase of two percent from $38.81 per boe in the fourth quarter of 2007.

Provident Energy 2008 Management’s Discussion and Analysis

Production expenses

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2008	2007	% Change

Production expenses	$37,159	$29,644	25
Production expenses (per boe)	$15.04	$11.52	31

Fourth quarter 2008 production expenses increased 25 percent to $37.2 million from $29.6 million in the comparable 2007 quarter.  On a boe basis, quarter over quarter production expenses increased by 31 percent to $15.04 per boe from $11.52 per boe in the comparable 2007 quarter.  In general, industry operating costs in the fourth quarter of 2008 trended above costs in the comparable 2007 quarter.  Specific to Provident, operating costs for crude oil production are higher on a per boe basis than natural gas production and, in the fourth quarter of 2008, crude oil and natural gas liquids contributed 50 percent of the production mix, up from 45 percent in the comparable quarter.  As well, the increase reflects unscheduled turnarounds in Northwest Alberta performed to take advantage of circumstances resulting from the third-party pipeline outage.  This has a dual impact on the boe metric as it couples increased costs with reduced production, however it avoids offline production in future periods. In addition, unscheduled turnarounds in Southeast and Southwest Saskatchewan and additional downhole costs associated with well servicing during the cold weather in December had an unfavorable impact on operating costs across all of the core areas.

Operating netback

Provident Upstream	Three months ended December 31,
($ per boe)	2008	2007	% Change
Netback per boe
Gross production revenue	$43.58	$47.88	(9)
Royalties	(7.33)	(9.26)	(21)
Operating costs	(15.04)	(11.52)	31
Field operating netback	21.21	27.10	(22)
Realized gain on financial derivative instruments	3.33	0.19	1,653
Operating netback after realized financial derivative instruments	$24.54	$27.29	(10)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

The fourth quarter 2008 field operating netback decreased 22 percent to $21.21 per boe from $27.10 per boe in the comparable quarter in 2007.  The nine percent drop in gross production revenue per boe reflects the 24 percent decrease in crude oil and natural gas liquids prices combined with an increased weighting of crude oil and natural gas liquids production to 50 percent from 45 percent in the comparable quarter in 2007.  This was partially offset by the nine percent higher realized price for natural gas.  The 31 percent higher per boe production expenses is explained above.  Royalties, which are price sensitive, decreased by 21 percent on a boe basis reflecting the lower total liquids mix prices, prior to the impact of financial derivative instruments.  The fourth quarter 2008 operating netback after financial derivative instruments decreased by 10 percent to $24.54 from $27.29 reflecting the preceding factors as well as the 2008 fourth quarter gain on financial derivative instruments of $3.33 per boe compared to $0.19 per boe in the comparable quarter in 2007.

Provident Energy 2008 Management’s Discussion and Analysis

General and administrative

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2008	2007	% Change

Cash general and administrative	$8,776	$5,583	57
Non-cash unit based compensation	(3,040)	(3,014)	1
	$5,736	$2,569	123

Cash general and administrative (per boe)	$3.55	$2.17	64

Cash general and administrative expenses for Provident Upstream in the fourth quarter increased 57 percent to $8.8 million from $5.6 million recorded in the 2007 comparable quarter.  On a boe basis the cash general and administrative expenses recorded in fourth quarter 2008 increased 64 percent to $3.55 from $2.17 in the fourth quarter of 2007.  The increase in cash general and administrative expenses is due to higher office-related expenses, particularly rent, and costs associated with the previously announced strategic evaluation of Provident’s business units, including an internal structural reorganization completed in the fourth quarter of 2008.

Non-cash unit based compensation was a recovery of $3.0 million in the fourth quarter of 2008 and 2007.  The recovery reflects a reduction to employee incentive costs due to lower unit prices and total return performance of the Trust as measured against an industry peer group.

Capital expenditures

Provident Upstream	Three months ended December 31,
($ 000s)	2008	2007

Capital expenditures - by category
Geological, geophysical and land	$7,055	$619
Drilling and recompletions	28,763	37,485
Facilities and equipment	10,682	5,827
Office and other	(4,067)	8,614
Total additions	$42,433	$52,545

Capital expenditures - by area
West central Alberta	$3,383	$2,159
Southern Alberta	6,113	1,878
Northwest Alberta	22,561	5,892
Dixonville	7,291	26,130
Southeast Saskatchewan	4,166	1,845
Southwest Saskatchewan	1,110	2,913
Lloydminster	1,592	3,383
Other	(3,783)	8,345
Total additions	$42,433	$52,545

Property acquisitions, net	$4,594	$1,481

In the fourth quarter of 2008, Provident’s Upstream business unit spent $46.5 million on capital expenditures before office and other capital costs.  Internal development activities included 6.5 net wells drilled during the quarter with a 100 percent success rate.  Provident was most active in Northwest Alberta in the fourth quarter of 2008, spending $22.6 million on drilling and completion activities and facility work associated with the start up of the 2008/2009 winter drilling program, directed towards the emerging Pekisko opportunity.  In addition, 18.8 net sections (approximately 12,000 acres) of undeveloped land was purchased to pursue the Pekisko play.

Provident Energy 2008 Management’s Discussion and Analysis

Expenditures in the Dixonville area were $7.3 million including 2.0 net horizontal wells drilled.  Dixonville spending was lower as the primary drilling of the pool was completed last year and expenditures have been directed towards the full field waterflood program that is awaiting regulatory approval to advance the project beyond the pilot stage.   In Southeast Saskatchewan, $4.2 million was spent primarily on its drilling and completion program which targeted light oil drilling on the Triwest assets resulting in 1.8 net wells drilled.  The $12.4 million of capital spent in the remaining areas included drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.

In the fourth quarter of 2008, Provident also spent $4.6 million on property acquisitions relating to additional working interests in Northwest Alberta.

In addition, $4.1 million was received in the fourth quarter of 2008 related to a recovery of leasehold improvement costs to occupy the new head office space.

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2008	2007	% Change

DD&A	$76,527	$70,865	8
DD&A (per boe)	$30.98	$27.55	12

The Provident Upstream DD&A rate of $30.98 per boe for the fourth quarter of 2008 increased by 12 percent compared to $27.55 per boe for the fourth quarter of 2007.  The increase was primarily due to 2008 expenditures on geological, geophysical, land and facilities, which added to costs to be depleted without directly adding proved reserves, and as a result of the acquisition of Triwest in December 2007.

Accretion expense associated with asset retirement obligations was $0.9 million in the fourth quarter of 2008 compared to $0.7 million in the fourth quarter of 2007.

Provident Energy 2008 Management’s Discussion and Analysis

Provident Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Provident Commercial Services.

Provident Midstream business unit results can be summarized as follows:

	Three months ended December 31,
($ 000s)	2008	2007	% Change

Empress East Margin	$900	$77,110	(99)
Redwater West Margin	4,142	41,709	(90)
Commercial Services Margin	12,095	19,587	(38)
Gross operating margin	17,137	138,406	(88)
Realized gain (loss) on financial derivative instruments	16,098	(38,631)	-
Cash general and administrative expenses	(8,418)	(6,355)	32
Foreign exchange gain (loss) and other	12,849	(3,997)	-
Provident Midstream EBITDA	$37,666	$89,423	(58)

Gross operating margin

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined primarily by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. Traditionally the higher the ratio, the better this business line will perform.  There is also a differential between propane, butane and condensate (collectively, these products are referred to as “propane-plus”) prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes.  Operating margins reflect the prices realized on sale of these products less the weighted average cost of purchasing, fractionating, storing and transporting the products.  The business is seasonal and carries inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

In the fourth quarter of 2008, the gross operating margin for Empress East was $0.9 million (2007 - $77.1 million).  This decrease reflects the operating margin squeeze that resulted from both a dramatic drop in prices received for product sales compounded by a high per unit cost of inventory entering the fourth quarter of 2008. Prices received in the fourth quarter of 2008 for propane-plus products were 42 percent lower than the fourth quarter of 2007 and tracked the significant decrease in crude oil prices.  The average frac spread ratio in the fourth quarter of 2008 was 11.2, 29 percent below the average of 15.7 in the fourth quarter of 2007.  A further driver for the drop in 2008 fourth quarter gross operating margin was that, as winter sales demand for propane increased late in the quarter, the frac spread ratio had deteriorated significantly, from 15.4 in October to 7.6 in December.  In addition to lower frac spread ratios, the fourth quarter experienced a significant decline in the sales price of propane relative to the price of crude oil.  Posted prices at Mont Belvieu for propane in the fourth quarter of 2008 averaged 57 percent of WTI (U.S. $58.73), compared to 70 percent of WTI (U.S. $90.68) in the comparable quarter of 2007.   A final factor on the sales side, sales volumes in the fourth quarter of 2008 for propane-plus products was nine percent lower than the fourth quarter of 2007.

Provident Energy 2008 Management’s Discussion and Analysis

Further contributing to the reduced operating margins for Empress East in the quarter was the cost of product available for sale.  The costs in the fourth quarter of 2008 reflected opening inventory balances that built up in the second and third quarter of 2008, when natural gas prices at AECO averaged $9.30 per mcf, 43 percent above the $6.49 per mcf average natural gas price for the comparable 2007 quarters.  This, combined with continuing to build inventory in a falling market in the fourth quarter of 2008, drove an eight percent increase in cost of goods sold, on a per unit basis, over the comparative quarter of 2007.

Subsequent to year end, conditions have shown some improvement.  The frac spread ratio in January 2009 has recovered to 8.3, and the price of propane as a percentage of WTI increased to 72 percent.  As well, the weighted average cost of inventory at December 31, 2008 on a per unit basis was 13 percent below the per unit cost of inventory at September 30, 2008.

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line.   This facility also has the largest rail rack in Western Canada to receive products for delivery into the local condensate market.  Provident has considerably increased its participation in the condensate market over the past year, reflecting the increased diluent demand for heavy oil production.

In the fourth quarter of 2008, the operating margin for Redwater West was $4.1 million (2007 - $41.7 million).  The decrease in margin is primarily due to 40 percent lower selling prices tracking the significant drop in crude oil prices, as well as the deterioration in the price of NGL products as a percentage of WTI.  Cost of goods sold also declined reflecting the market based pricing for the majority of this product.  The decrease in cost of goods sold, on a per unit basis, for Redwater West was 31 percent, when compared to the fourth quarter of 2007, which is less than the decline in related selling prices.  In periods of falling market prices, cost of goods sold in Redwater West generally does not decline as fast as revenue.  This is due to the fact that inventory, which was built up in prior periods when prices were higher, is being sold in a declining price environment.   A volume increase of nine percent was primarily related to condensate.

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In the fourth quarter of 2008, the margin for this business line was $12.1 million (2007 - $19.6 million).  The 2008 fourth quarter operating margin, while 38 percent lower for this business line than the 2007 comparable quarter, does incorporate a 53 percent increase in the fees associated with the offloading facility, due to increased condensate business.   The fourth quarter of 2007 included an anomaly whereby Commercial Services benefited from payments for product quality adjustments related to our condensate offloading facility that covered prior quarters.  These payments increased the fourth quarter operating margin in 2007, are generally non-recurring and account for the quarter over quarter decrease in operating margin.

Operations – Provident Midstream NGL sales volumes

Provident Midstream sold 120,222 bpd in the fourth quarter of 2008, down 12 percent when compared with the fourth quarter of 2007.  Decreased propane-plus volumes in Empress East were largely offset by increased propane-plus volumes in Redwater West.  Lower overall sales volume reflects lower sales of ethane due to reduced demand in the quarter.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

Fourth quarter 2008 EBITDA of $37.7 million decreased $51.7 million or 58 percent from $89.4 million in the fourth quarter of 2007. A $121.3 million decrease in gross operating margin as described above was partially offset by a $54.7 million increase in realized gains on financial derivative instruments, when compared with the fourth quarter of 2007 as well as foreign exchange gains on U.S. dollar-based transactions.  Funds flow from operations for the fourth quarter of 2008 was $34.6 million, a decrease of $42.5 million or 55 percent compared to the $77.1

Provident Energy 2008 Management’s Discussion and Analysis

million for the fourth quarter 2007.  The decrease in funds flow from operations reflects lower EBITDA partially offset by lower interest charges and higher income tax recoveries.

Cash general and administrative expenses and other were $8.4 million in the fourth quarter of 2008, an increase of $2.1 million compared with $6.3 million in the fourth quarter of 2007.  The increase is due to higher office-related expenses, particularly rent, and costs associated with the previously announced strategic evaluation of Provident’s business units, including an internal structural reorganization completed in the fourth quarter of 2008.

Management uses EBITDA to analyze the operating performance of the Provident Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Capital expenditures

Provident Midstream capital expenditures for the fourth quarter of 2008 totaled $12.5 million.  In the quarter, $12.8 million was spent on the condensate offloading and terminalling facility, expansion to the recently completed truck loading facilities, and continued development of cavern storage.  In addition, $1.9 million was spent on sustaining capital requirements and a $2.2 million recovery was received on office furniture and equipment.

Provident Energy 2008 Management’s Discussion and Analysis

2008 Year end results

Consolidated funds flow from operations and cash distributions

Consolidated	Year ended December 31,
($ 000s, except per unit data)	2008	2007	% Change

Funds Flow from Operations and Distributions
Funds flow from continuing operations	$517,622	$382,684	35
Funds flow from discontinued operations (USOGP) (1)	137,535	85,571	61
Total funds flow from operations	$655,157	$468,255	40
Per weighted average unit - basic and diluted (2)	$2.57	$2.04	26
Declared distributions	$352,291	$333,352	6
Per Unit	$1.38	$1.44	(4)
Percent of funds flow from operations distributed (3)	58%	77%	(25)
(1) Prior to the sale of USOGP, Provident owned approximately 22 per cent of the BreitBurn Energy Partners, L.P. (MLP) and 96 per cent of BreitBurn Energy Company L.P. In accordance with generally accepted accounting principles (GAAP) in Canada and the United States, these investments were consolidated into Provident's results. On a proportionate basis, Provident's share of funds flow from operations related to discontinued operations (USOGP) for the year ended December 31, 2008 was $57.9 million.

(2) Includes dilutive impact of unit options and convertible debentures.
(3) Calculated as declared distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $51.4 million (2007 - $35.8 million).

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations represents cash flow from operations before changes in working capital and site restoration expenditures.  Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed to Unitholders.

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

For the year ended December 31, 2008, funds flow from operations increased $186.9 million or 40 percent to $655.2 million from $468.3 million for 2007.  On a per unit basis, funds flow from operations increased 26 percent in 2008 to $2.57 per unit from $2.04 per unit in 2007.  Provident Upstream generated $338.7 million, Provident Midstream $179.0 million and discontinued operations (USOGP) contributed $137.5 million of funds flow from operations during 2008.  During 2007, Provident Upstream generated funds flow from operations of $204.3 million, Provident Midstream $178.4 million, and discontinued operations (USOGP) $85.6 million.

Canadian oil and gas operations contributed funds flow from operations of $338.7 million in 2008, an increase of $134.4 million or 66 percent when compared with $204.3 million from 2007.  This increase was the result of higher realized crude oil, natural gas liquids and natural gas prices in the first nine months of 2008, combined with an increase in production.

The Midstream business unit added $179.0 million to 2008 funds flow from operations, compared with $178.4 million recorded in the year ended December 31, 2007.  Midstream funds flow from operations reflects a decrease in EBITDA of $12.9 million or six percent, offset by reduced cash interest charges due to lower debt levels and a reduction in current taxes compared to 2007.

Provident Energy 2008 Management’s Discussion and Analysis

For the year ended December 31, 2008, funds flow from discontinued operations (USOGP) was $137.5 million, compared to the $85.6 million in 2007.  The increase is primarily driven by increased production due to oil and gas property acquisitions by the MLP in 2007, combined with higher commodity prices.  Prior to the sale of USOGP, Provident owned approximately 22 percent of the MLP and 96 percent of BreitBurn.  In accordance with generally accepted accounting principles (GAAP) in Canada and the United States, these investments were consolidated into Provident's results.  On a proportionate basis, Provident's share of funds flow from operations relating to discontinued operations (USOGP) for the year ended December 31, 2008 was $57.9 million.  Management uses proportionate information to analyze operating performance.  The proportionate information as presented here does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.  This proportionate information is not intended to be viewed as an alternative to the corresponding measures of financial performance calculated in accordance with Canadian GAAP.

Declared distributions in 2008 totaled $352.3 million, 58 percent of funds flow from operations, after distributions to non-controlling interests of $51.4 million.  This compares to $333.4 million of declared distributions in 2007, 77 percent of funds flow from operations, after distributions to non-controlling interests of $35.8 million.  In previous years, Provident has paid out between 67 percent and 102 percent of its annual funds flow from operations as distributions to unitholders.  On a segmented basis, the Midstream business, due to its low sustaining capital requirements, effectively contributed 95 percent of its funds flow from operations for distribution in the year ended December 31, 2008.  The remaining distributions were effectively contributed by the oil and natural gas production businesses (Provident Upstream and USOGP) representing 43 percent of their combined funds flow from operations in 2008.

Outlook

Continued price weakness and volatility in commodity markets is having a negative impact on the energy industry on a global scale. This market turmoil has resulted in reduced capital investment, activity levels and ongoing uncertainty in debt and equity markets in the first quarter of 2009. In the current environment, energy firms such as Provident will be challenged to generate cash flow comparable to levels achieved in recent years. Provident actively monitors commodity prices and market conditions on an ongoing basis and will continue to balance reinvestment of cash flow among capital expenditures, distributions and long term debt.

Provident Upstream has a 2009 capital budget of $88 million and plans to drill a total of 23.8 net wells. Approximately $36 million is being directed towards development of the Pekisko medium oil play in Northwest Alberta. Three new Pekisko wells have been drilled and surface facilities are now being installed that will enable year round production from four of the five Pekisko wells beginning in the second quarter of 2009. Approximately $19 million is allocated to the implementation of the first phase of the waterflood project in Dixonville. The remaining $33 million is budgeted for development initiatives in other areas. 2009 production is expected to average between 23,500 and 25,000 barrels of oil equivalent per day (boed). Subject to pricing assumptions, royalty rates are expected to fall this year to approximately 17 percent including the impact of the new Alberta royalty framework. Operating costs are expected to remain relatively stable in the first half of 2009, but should begin to moderate in the latter half of the year as labour, service and material costs deflate as development activity slows.

Provident Midstream has a 2009 capital budget of approximately $27 million. This budget will be used, in part, to complete two 500,000 barrel condensate caverns which will enter service at the Redwater facility in the summer of 2009. Work also continues on a third cavern of equal size that is expected to be complete in 2011. Upon completion of these caverns, Provident will own 6.6 million barrels of underground product storage at Redwater. A portion of the 2009 capital budget will be directed towards certain facility optimization and debottlenecking initiatives while approximately $6 million will be used for normal course facility maintenance. Provident is also allocating a portion of its 2009 capital budget towards the initial phases of a project to construct a depropanizer facility located in Michigan. The Michigan depropanizer is one of several options under consideration to mitigate the financial impact of the potential 6,000 barrels per day curtailment of NGL fractionation capacity at Sarnia which would take effect April 1, 2009, contingent on ongoing contractual negotiations with the facility owner.

Provident Energy 2008 Management’s Discussion and Analysis

NGL margins have strengthened in the first quarter of 2009 compared to the fourth quarter of 2008. This improvement is the result of substantially higher sale prices for propane and butane due to strong winter demand coupled with a lower cost of sales as the majority of the high cost inventory accumulated during 2008 has been depleted.

Distributions

The following table summarizes distributions paid as declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2008
January 24, 2008	February 15, 2008	$0.12	0.12
February 25, 2008	March 14, 2008	0.12	0.12
March 24, 2008	April 15, 2008	0.12	0.12
April 22, 2008	May 15, 2008	0.12	0.12
May 23, 2008	June 13, 2008	0.12	0.12
June 20, 2008	July 15, 2008	0.12	0.12
July 22, 2008	August 15, 2008	0.12	0.12
August 22, 2008	September 15, 2008	0.12	0.11
September 22, 2008	October 15, 2008	0.12	0.10
October 22, 2008	November 14, 2008	0.12	0.10
November 25, 2008	December 15, 2008	0.09	0.07
December 22, 2008	January 15, 2009	0.09	0.07
2008 Cash Distributions paid as declared		$1.38	1.29
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to December 31, 2008 – Distributions paid as declared		$13.77	10.60
* Exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, 2008 distributions were determined to be 100 percent taxable with no tax deferred return of capital in the hands of Canadian unitholders.  The 2007 comparables were 94.8 percent taxable and 5.2 percent tax deferred return of capital.  Distributions received by U.S. resident unitholders in 2008 were considered to be 100 percent qualified dividend with no tax deferred return of capital.  The 2007 comparables were considered to be 97.6 percent qualified dividend and 2.4 percent tax deferred return of capital.  In both Canada and the U.S., any tax-deferred portion would usually be treated as an adjustment to the cost base of the units.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Net income

Consolidated	Year ended December 31,
($ 000s, except per unit data)	2008	2007	% Change

Net income	$157,392	$30,434	417
Per weighted average unit – basic (1) and diluted (2)	$0.62	$0.13	377
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Provident Energy 2008 Management’s Discussion and Analysis

Consolidated	Year ended December 31,
($ 000s)	2008	2007	% Change

Provident Upstream net (loss) income	$(306,050)	$45,065	-
Provident Midstream net income (loss)	317,418	(161,020)	-
Net income (loss) from continuing operations	$11,368	$(115,955)	-
Net income from discontinued operations (USOGP)	146,024	146,389	-
Consolidated net income	$157,392	$30,434	417
Net income for the year ended December 31, 2008 increased to $157.4 million compared to $30.4 million of net income in 2007.  On a consolidated basis, the increase in net income in 2008 was driven by favorable operating results compared to 2007 as well as a $435.7 million change to unrealized gain (loss) on financial derivative instruments, partially offset by a $416.9 million non-cash goodwill impairment charge (see “Goodwill”).

The Provident Upstream business segment’s net loss was $306.0 million, a $351.0 million decrease compared with year ended December 31, 2007 net income of $45.0 million.  A $131.7 million increase in EBITDA and a $51.5 million increase in unrealized gains on financial derivative instruments were more than offset by a non-cash goodwill impairment charge of $416.9 million and, to a lesser extent, increased depletion, depreciation and accretion (DD&A) and a decrease in future income tax recoveries.

The Provident Midstream segment recorded net income of $317.4 million as compared to a net loss of $161.0 million in the year ended December 31, 2007.  In 2008, Provident Midstream generated a $14.5 million, or four percent increase in gross operating margin over 2007, reflecting the positive price environment in the first nine months of the year and a $23.8 million increase over 2007 in foreign exchange gains on U.S. dollar based transactions.  These increases were offset by a $44.4 million increase in realized losses on financial derivative instruments.  However, the income was primarily attributable to the requirement under generally accepted accounting principles (GAAP) to “mark-to-market” all financial derivative instruments at a point in time and report these unrealized gains or losses as part of current period income.  In 2008, this resulted in $191.2 million of additional income before future income taxes compared to a $192.9 million reduction in income before future income taxes in 2007, representing a $384.2 million swing in unrealized gains on financial derivative instruments over the two year period.  Because Provident’s commodity price risk management program involves the use of financial derivative instruments with terms that extend up to five years into the future in the Midstream segment, net earnings can show substantial variation that is not necessarily related to current operations.  In addition, a $73.7 million decrease in future tax expense contributed to the increase in Provident Midstream net income.

Net income from discontinued operations (USOGP) in 2008 was $146.0 million as compared to $146.4 million in 2007.  The 2008 net income is primarily driven by gains on sale of the discontinued operations, amounting to $263.6 million.  Net income from discontinued operations in 2007 included a dilution gain of $260.3 million recognized as MLP units were issued to third parties to finance growth.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure.  A reconciliation between EBITDA and loss from continuing operations before taxes follows:

	Year ended December 31,
($ 000s)	2008	2007	% Change
EBITDA	$566,254	$447,427	27
Adjusted for:
Cash interest	(50,793)	(54,181)	(6)
Unrealized gain (loss) on financial derivative instruments	221,468	(214,244)	-
Goodwill impairment	(416,890)	-	-
Depletion, depreciation and accretion and other non-cash expenses	(339,856)	(313,199)	9

Loss from continuing operations before taxes	$(19,817)	$(134,197)	(85)

Provident Energy 2008 Management’s Discussion and Analysis

The following table reconciles funds flow from operations with cash provided by operating activities and distributions to unitholders:

Reconciliation of funds flow from operations to distributions	Year ended December 31,
($ 000s, except per unit data)	2008	2007	% Change
Cash provided by operating activities	$674,426	$464,455	45
Change in non-cash operating working capital	(25,650)	(262)	9,690
Site restoration expenditures	6,381	4,062	57
Funds flow from operations	655,157	468,255	40
Distributions to non-controlling interests	(51,433)	(35,846)	43
Cash retained for financing and investing activities	(251,433)	(99,057)	154
Distributions to unitholders	352,291	333,352	6
Accumulated cash distributions, beginning of year	1,260,177	926,825	36
Accumulated cash distributions, end of year	$1,612,468	$1,260,177	28
Cash distributions per unit	$1.38	$1.44	(4)

Taxes

	Year ended December 31,
($ 000s)	2008	2007	% Change

Capital tax expense	$3,109	$3,762	(17)
Current and withholding tax (recovery) expense	(4,529)	6,352	-
Future income tax recovery	(29,765)	(28,356)	5
	$(31,185)	$(18,242)	71

Capital taxes in 2008 totaled $3.1 million, a decrease from the $3.8 million expense recorded in 2007.  The decrease reflects upward adjustments made in 2007 upon filing of previous years tax returns.

The current and withholding tax recovery of $4.5 million in 2008 compares to $6.4 million expense in 2007.  The decrease in current taxes was due to lower income subject to tax in the U.S.-based Midstream operations.

For the year ended December 31, 2008, future income tax recovery was $29.8 million, compared with a recovery of $28.4 million in 2007.  In 2008, additional future tax recoveries were recorded as a result of an internal structural reorganization as well as losses created by interest and royalty deductions at the incorporated subsidiary level, offset by future tax expense relating to unrealized gains on financial derivative instruments.  The goodwill impairment charge in 2008 had no impact on future income taxes.  The 2007 future income tax recovery includes $88.4 million of expense relating to the enactment of legislation to tax publicly traded trusts in 2011 offset by future tax recoveries created by interest and royalty deductions at the incorporated subsidiary level.

In 2007, future income tax expense included $88.4 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.  This bill contains legislation to tax publicly traded trusts including Provident.  The legislation limits the tax deductibility of cash distributions after 2010 such that income taxes may become payable in the future.  As a result of this legislation, the Trust is required to record the future tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010.

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

Provident Energy 2008 Management’s Discussion and Analysis

The legislation will not affect the Trust’s cash flows from operations and accordingly the Trust’s financial condition until 2011, based on our planned compliance with the legislated growth guidelines.

The Trust has approximately $1.4 billion in tax pools available to claim against taxable income.  Provident plans to manage discretionary tax pool claims to defer payment of current taxes as long as possible.  Provident has made estimates of taxability in future years based on a number of assumptions including:  future product prices; future production and sales; future operating and product costs; future general and administrative costs; future capital expenditures; and general business conditions.  Using these assumptions about future events which may or may not occur, Provident estimates that:

•	current taxes on Canadian oil and gas operations would occur after 2016; and
•	current taxes for midstream operations would occur in 2011.

Provident’s tax pools available to shelter future income as at December 31, 2008 are estimated as follows:

As at December 31, 2008
($ 000s)	Provident Upstream	Provident Midstream	Total
Intangibles	$610,000	$-	$610,000
Tangibles	265,000	270,000	535,000
Non-capital losses	260,000	10,000	270,000
	$1,135,000	$280,000	$1,415,000

Provident also has capital losses of approximately $370 million which are available to reduce the tax effect of future capital gains.

Interest expense

Continuing operations	Year ended December 31,
($ 000s, except as noted)	2008	2007	% Change

Interest on bank debt	$35,044	$42,477	(17)
Interest on convertible debentures	19,934	20,200	(1)
Discontinued operations portion	(4,185)	(8,496)	(51)
Total cash interest	$50,793	$54,181	(6)

Weighted average interest rate on all long-term debt	5.3%	5.8%	(9)
Debenture accretion and other non-cash interest expense	5,239	4,727	11
Total interest expense	$56,032	$58,908	(5)

Interest expense decreased in 2008 compared to 2007 due to lower debt levels and lower market interest rates. Cash proceeds on the sale of USOGP in June and August of 2008, amounting to $457.9 million, net of tax, were used to pay down debt.

Provident Energy 2008 Management’s Discussion and Analysis

Financial instruments

Commodity price risk management program

For the year ended December 31, 2008 $130.0 million was recorded as a realized loss on financial derivative instruments due to the Commodity Price Risk Management Program (the Program) with $11.1 million related to Provident Upstream and $118.9 million associated with the Provident Midstream segment.

In the Provident Upstream segment, the realized loss in 2008 associated with crude oil and natural gas liquids totaled $11.1 million ($2.22 per barrel) and a realized gain of nil related to natural gas.  The combined total was a loss of $11.1 million or $1.10 per boe.  In 2007 the Program recorded a realized loss of $7.9 million related to crude oil and natural gas liquids ($1.95 per barrel) and a realized gain of $9.6 million related to natural gas ($0.28 per mcf).  The combined 2007 total was a gain of $1.7 million, or $0.18 per boe.

In 2008 the Midstream segment recorded realized losses on crude oil contracts amounting to $135.6 million (2007 – gains of $17.9 million), and realized losses of $17.0 million (2007 - $48.7 million) related to natural gas.  In addition, realized gains associated with NGL market based contracts totaled $25.9 million (2007 – losses of $48.2 million), realized gains on Midstream-related foreign exchange contracts were $5.4 million (2007 - $4.6 million) and realized gains on electricity-based contracts were $2.4 million (2007 – nil).

Realized gains on corporate-related foreign exchange contracts in 2008 related to the Program were $26.8 million (2007 - $1.3 million).  Realized gains and losses on corporate-related foreign exchange contracts are included in foreign exchange (gain) loss and other on the consolidated statement of operations and are allocated to the reporting segments for segmented reporting purposes.  The gain in 2008 relates primarily to contracts put in place to mitigate the foreign exchange risk associated with U.S.-denominated taxes payable in connection with the sale of discontinued operations (USOGP).

On a per trust unit basis the opportunity cost of the Program increased to $0.51 per trust unit in 2008 from $0.32 per trust unit in 2007.  The increased per unit cost in 2008 was more than offset by the funds flow from operations generated by the business units in the high commodity price environment and is reflected in the 26 percent increase in funds flow operations on a per unit basis.  In the fourth quarter of 2008, when commodity prices dropped dramatically, the Program helped to stabilize cash flow by contributing $24.3 million, or 30 percent of fourth quarter funds flow from operations.

At December 31, 2008 the mark-to-market value of open contracts was in a net loss position of $54.7 million based upon commodity prices prevailing at that date. Under generally accepted accounting principles, these unrealized “mark-to-market” opportunity costs, which relate to financial derivative positions with effective periods ranging from January 2009 through March 2013, are required to be recognized in the financial statements of Provident, affecting current period net income.  Fluctuations in the market value of these instruments have no impact on cash flow until the instruments are settled.

Provident’s commodity price risk management program utilizes derivative instruments to provide insurance against lower commodity prices and margins.  The program provides support for cash distributions, capital programs and bank financing. The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment. It provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the Midstream business unit.  As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Management believes that financial markets currently provide adequate liquidity through price discovery and active credit-worthy counterparties for Provident to continue to execute the program in 2009.  The derivative instruments the Trust uses include puts, calls, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident Energy 2008 Management’s Discussion and Analysis

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

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

Based on their evaluation as of December 31, 2008, Provident’s chief executive officer and chief financial officer concluded that Provident’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by Provident in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms.  In addition, as of December 31, 2008, there were no changes in Provident’s internal controls over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect its internal controls over financial reporting.

Provident will continue to periodically evaluate its disclosure controls and procedures and internal controls over financial reporting and will make any modifications from time to time as deemed necessary.

The Trust has undertaken a comprehensive review of the effectiveness of its internal control over financial reporting as part of the reporting, certification and attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002.  For the year ended December 31, 2008 the company’s internal controls were found to be operating free of any material weaknesses.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  As at December 31, 2007 Goodwill was comprised of $416.9 million related to acquisitions in the Canadian oil and gas business and $100.4 million resulted from the Midstream NGL Acquisition in 2005.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of the Trust’s assets, by reporting units, to the estimated fair value of the reporting unit.  In 2008, Provident engaged the services of a third-party evaluator to assist in determining fair value.  Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  Goodwill is not amortized.

The Trust performed its annual goodwill impairment test in the fourth quarter of 2008 and determined that the fair value of the Canadian oil and gas production unit was lower than the respective carrying value, primarily due to increasing economic uncertainty in the global market and the resulting higher cost of capital assumptions in the valuation methodologies.  Consequently, a goodwill impairment, amounting to $416.9 million was recorded.  The impairment test indicated that the fair value of the Midstream reporting unit was in excess of the respective carrying value, therefore no write down of midstream-related goodwill was required.    At December 31, 2008 the goodwill balance of $100.4 million is related entirely to the Provident Midstream reporting unit.

Provident Energy 2008 Management’s Discussion and Analysis

Liquidity and capital resources

Continuing operations	As at December 31,
($ 000s)	2008	2007	% Change

Long-term debt - revolving term credit facility	$504,685	$923,996	(45)
Long-term debt - convertible debentures (including current portion)	260,994	275,638	(5)
Working capital surplus (1)	(39,041)	(58,732)	(34)
Net debt	$726,638	$1,140,902	(36)

Unitholders' equity (at book value)	1,636,347	1,708,665	(4)
Total capitalization at book value	$2,362,985	$2,849,567	(17)

Total net debt as a percentage of total book value capitalization	31%	40%	(23)
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As a result of the weakening of the global economy, oil and gas industry participants, including Provident, are experiencing more restricted access to capital and anticipate increased borrowing costs.  Although Provident’s business and asset base have not changed, the lending capacity of financial institutions has been diminished and risk premiums have increased.  Management continues to believe that cash flows from operating activities and availability under existing bank facilities will be adequate to allow Provident to move forward with its 2009 capital program.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities in the current lower commodity price environment.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

As at December 31, 2008, Provident held non-bank sponsored asset-backed commercial paper with a face value of $6.1 million.  Provident has recorded an impairment write-down amounting to $4.3 million in 2008 (2007 - $1.8 million) to reflect the fair value of these assets at December 31, 2008, determined to be nil.  The write-down is included in net income as part of foreign exchange (gain) loss and other.

Contractual obligations

Consolidated	Payment due by period
($ millions)	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Long-term debt - revolving term credit facility (1) (3)	$548.8	$16.8	$532.0	$-	$-
Long-term debt - convertible debentures (2) (3)	321.6	42.5	175.8	103.3	-
Operating lease obligations	195.6	22.3	37.6	29.1	106.6
Total	$1,066.0	$81.6	$745.4	$132.4	$106.6
(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.
(2) Includes current portion of convertible debentures.
(3) Includes associated interest and principal payments.

Provident Energy 2008 Management’s Discussion and Analysis

Long-term debt and working capital

As at December 31, 2008 Provident had drawn on 45 percent of its term credit facility of $1,125 million as compared to 81 percent drawn as at December 31, 2007.  The decrease in the level of bank debt reflects the application of $457.9 million of cash proceeds, net of tax, realized on the disposition of USOGP.  During 2008, capital expenditures and distributions to unitholders were roughly equivalent with the sum of funds flow from operations, DRIP proceeds and changes in working capital.

At December 31, 2008 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $35.2 million, increasing bank line utilization to 48 percent.  The guarantees at December 31, 2007 totaled $31.6 million.

Provident’s working capital from continuing operations increased by $106.6 million from a deficit of $89.4 million to a surplus of $17.2 million as at December 31, 2008.  The significant increase is primarily due to a $132.0 million decrease in net current financial derivative instrument liabilities, a $103.2 million decrease in accounts payable and accrued liabilities, partially offset by decreased accounts receivable of $93.6 million and a $38.5 million decrease in inventory.

The ratio of net debt (as calculated under “Liquidity and capital resources”) to funds flow from continuing operations in 2008 was 1.4 to one, compared to 3.0 to one in 2007.  The decrease reflects a decrease in net debt as well as higher funds flow from operations.  On a segmented basis, the Provident Upstream business had a ratio of net debt to funds flow from operations in 2008 of 0.7 to one (2007 – 1.8 to one).  The ratio for the Provident Midstream business unit was 2.7 to one in 2008, compared to 4.3 to one in 2007.

Trust units

For the year ended December 31, 2008 the Trust issued six thousand units on conversion of convertible debentures (2007 – 0.5 million units).  An additional 0.2 million units were issued pursuant to the unit option plan for the year ended December 31, 2008 (2007 – 0.8 million units).  Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 6.3 million units were issued or are to be issued in 2008 representing proceeds of $53.8 million (2007 – 4.5 million units for proceeds of $50.5 million).

At December 31, 2008 management and directors held less than one percent of the outstanding trust units.

Capital expenditures and funding

Continuing operations	Year ended December 31,
($ 000s)	2008	2007	% Change
Capital Expenditures
Capital expenditures and site restoration expenditures	$(253,328)	$(182,175)	39
Property acquisitions, net	(24,181)	(13,050)
Corporate acquisitions	-	(469,795)
Net capital expenditures	$(277,509)	$(665,020)	(58)

Funded By
Funds flow from continuing operations net of declared distributions to unitholders	$165,331	$49,332	235
Proceeds on sale of discontinued operations, net of tax	457,906	-	-
(Decrease) increase in long-term debt	(440,244)	169,122	-
Issue of trust units, net of cost; excluding DRIP	1,672	362,418	(100)
DRIP proceeds	53,838	50,491	7
Change in working capital, including cash, sale of assets and change in investments	39,006	33,657	16
Net capital expenditure funding	$277,509	$665,020	(58)

Provident Energy 2008 Management’s Discussion and Analysis

Net capital expenditures were funded by a combination of funds flow from operations, debt, equity issued from treasury through public offerings, the DRIP program and proceeds on the sale of discontinued operations.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses or recoveries associated with Provident’s restricted and performance unit plan as well as the unit option plan.  Provident accounts for the unit option plan using the fair value of the option at the time of issue.  The other unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense or recovery associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  For the year ended December 31, 2008, Provident recorded unit based compensation expense of $4.4 million (2007 - $10.2 million) and made related cash payments of $8.3 million (2007 - $1.8 million).  The expense is lower in 2008 as a result of a lower Provident trust unit trading price, upon which the compensation is based.  At December 31, 2008, the current portion of the liability totaled $9.4 million (December 31, 2007 - $9.9 million) and the long-term portion totaled $8.6 million (December 31, 2007 - $12.4 million).

Provident Energy 2008 Management’s Discussion and Analysis

Provident Upstream segment review

Crude oil and natural gas liquids prices

Provident Upstream	Year ended December 31,
($ per bbl)	2008	2007	% Change

Oil per barrel
WTI (US$)	$99.65	$72.31	38
Exchange rate (from US$ to Cdn$)	$1.07	$1.07	-
WTI expressed in Cdn$	$106.33	$77.67	37

Realized pricing before financial derivative instruments
Crude oil	$82.79	$56.74	46
Natural gas liquids	$76.88	$55.07	40
Crude oil and natural gas liquids	$82.27	$56.54	46

The above realized prices are net of transportation expense.

For the year ended December 31, 2008 Provident’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 46 percent to average $82.27 compared to $56.54 in 2007.  The 2008 increase related to a 38 percent higher US$ WTI crude oil price and narrower pricing differentials on crude oil streams.

Natural gas price

Provident Upstream	Year ended December 31,
($ per mcf)	2008	2007	% Change

AECO monthly index (Cdn$ per mcf)	$8.12	$6.59	23
Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$8.23	$6.42	28

The above prices are net of transportation expense.

For the year ended December 31, 2008 Provident’s realized natural gas price, excluding financial derivative instruments, increased 28 percent as compared to 2007, greater than the increase in the benchmark AECO monthly index price.  Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content.  Provident’s realized prices and changes in prices can therefore differ from benchmark indices.

Production

Provident Upstream	Year ended December 31,
	2008	2007	% Change
Daily production
Crude oil (bpd)	12,473	9,797	27
Natural gas liquids (bpd)	1,203	1,316	(9)
Natural gas (mcfd)	84,039	92,378	(9)
Oil equivalent (boed) (1)	27,683	26,509	4
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy 2008 Management’s Discussion and Analysis

For the year ended December 31, 2008, Provident Upstream production averaged 27,683 boed, a four percent increase compared to 26,509 boed in 2007.  The increase is primarily a result of the full year effect in 2008 of the two acquisitions, Capitol in June of 2007 and Triwest in December of 2007, the additional working interests acquired throughout 2008, and the production volumes added through drilling and optimization activities, partially offset by production declines typical in the Western Canadian Sedimentary Basin.  The Capitol acquisition became Provident Upstream’s newest core area, Dixonville, and the Triwest acquisition is included in the Southeast Saskatchewan core area.

Production for 2008 was weighted 51 percent natural gas and 49 percent crude oil and natural gas liquids.  This compared to 2007 production weighted 58 percent natural gas and 42 percent crude oil and natural gas liquids.  Year-over-year, the change in mix reflects the full year effect for 2008 of the two acquisitions in 2007 which were primarily light/medium crude oil production.

Provident Upstream production summarized by core areas is as follows:

	Year ended December 31,
Provident Upstream	2008	2007	% Change
Daily Production - by area (boed) (1)
West Central Alberta	6,271	7,011	(11)
Southern Alberta	4,883	5,622	(13)
Northwest Alberta	4,690	4,905	(4)
Dixonville (2)	3,764	2,058	83
Southeast Saskatchewan	3,061	1,769	73
Southwest Saskatchewan	1,333	1,726	(23)
Lloydminster	3,681	3,418	8
	27,683	26,509	4
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2) Dixonville production in 2007 represents production from June 19, 2007 (date of Capitol Energy Resources Ltd. acquisition) amounting to 3,852 boed for the 195 days.

Provident Energy 2008 Management’s Discussion and Analysis

Revenue and royalties

Provident Upstream	Year ended December 31,
($ 000s except per boe and mcf data)	2008	2007	% Change

Oil
Revenue	$377,976	$202,909	86
Realized loss on financial derivative instruments	(11,113)	(7,905)	41
Royalties	(69,897)	(39,211)	78
Net revenue	$296,966	$155,793	91
Net revenue (per barrel)	$65.05	$43.57	49
Royalties as a percentage of revenue	18.5%	19.3%

Natural gas
Revenue	$253,183	$216,626	17
Realized gain on financial derivative instruments	11	9,633	(100)
Royalties	(44,715)	(41,154)	9
Net revenue	$208,479	$185,105	13
Net revenue (per mcf)	$6.78	$5.49	23
Royalties as a percentage of revenue	17.7%	19.0%

Natural gas liquids
Revenue	$33,857	$26,451	28
Royalties	(8,528)	(6,681)	28
Net revenue	$25,329	$19,770	28
Net revenue (per barrel)	$57.53	$41.16	40
Royalties as a percentage of revenue	25.2%	25.3%

Total
Revenue	$665,016	$445,986	49
Realized (loss) gain on financial derivative instruments	(11,102)	1,728	-
Royalties	(123,140)	(87,046)	41
Net revenue	$530,774	$360,668	47
Net revenue (per boe)	$52.39	$37.27	41
Royalties as a percentage of revenue	18.5%	19.5%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

For the year ended December 31, 2008 Provident Upstream production revenue was $665.0 million, an increase of 49 percent from $446.0 million in 2007.  The increase in revenue was a result of the four percent increase in production and higher realized crude oil, natural gas liquids, and natural gas prices.  Royalties as a percentage of revenue had a slight decrease to 18.5 percent reflecting capital expenditures on gas facilities.  The preceding factors offset by the $11.1 million realized loss on financial derivative instruments compared to a $1.7 million realized gain in 2007, account for net revenue of $530.8 million in 2008, 47 percent higher than the $360.7 million recorded in 2007.

Net revenue per boe in 2008 increased 41 percent to $52.39 from $37.27 in 2007 resulting primarily from higher realized crude oil, natural gas liquids, and natural gas prices and a higher percentage of production from crude oil and natural gas liquids.

Provident Energy 2008 Management’s Discussion and Analysis

Production expense

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2008	2007	% Change

Production expenses	$138,173	$112,387	23
Production expenses (per boe)	$13.64	$11.62	17

For the year ended December 31, 2008 production expenses increased 23 percent to $138.2 million from $112.4 million and increased by 17 percent on a per boe basis to $13.64 per boe from $11.62 per boe in the prior year.  The increase in total costs was due to the four percent increase in production combined with returning higher operating cost wells to production in the second and third quarters of 2008 to take advantage of record crude oil prices and associated netbacks.  The increased commodity prices resulted in high prices for fuel and power and high industry activity levels in the second and third quarters of 2008 resulted in increased costs for service related activities for down-hole and maintenance work.  The wells returned to production included higher operating costs for fluid hauling, and associated maintenance and down-hole costs.  In addition, colder weather in the first and fourth quarters of 2008 impacted operations and unscheduled turnarounds in Northwest Alberta were performed in the fourth quarter of 2008 to take advantage of circumstances resulting from a third-party pipeline outage.

Operating netback

Provident Upstream	Year ended December 31,
($ per boe)	2008	2007	% Change
Netback per boe
Gross production revenue	$65.64	$46.09	42
Royalties	(12.15)	(9.00)	35
Operating costs	(13.64)	(11.62)	17
Field operating netback	39.85	25.47	56
Realized (loss) gain on financial derivative instruments	(1.10)	0.18	-
Operating netback after realized financial derivative instruments	$38.75	$25.65	51

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

The 2008 field operating netback of $39.85 per boe was 56 percent above the $25.47 per boe for the prior year.  This reflects increased realized crude oil, natural gas liquids, and natural gas prices and an increase in Provident’s production mix of crude oil and natural gas liquids to 49 percent in 2008 from 42 percent in 2007.  This was partially offset by 17 percent higher operating costs per boe.  Royalties, which are price sensitive, increased by 35 percent on a boe basis reflecting the higher commodity prices.  The 2008 operating netbacks after financial derivative instruments increased by 51 percent to $38.75 from $25.65 in the prior year due to the preceding factors as well as the realized loss on financial derivative instruments of $1.10 per boe compared to $0.18 per boe realized gain in the prior year.

General and administrative

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2008	2007	% Change

Cash general and administrative	$36,191	$27,102	34
Non-cash unit based compensation	(2,199)	3,698	-
	$33,992	$30,800	10

Cash general and administrative (per boe)	$3.57	$2.80	28

Provident Energy 2008 Management’s Discussion and Analysis

For the year ended December 31, 2008, cash general and administrative expenses were $36.2 million (2007 - $27.1 million), an increase of 34 percent.  On a boe basis, cash general and administrative expenses in 2008 increased 28 percent to $3.57 per boe from $2.80 per boe in 2007.  The 2008 cash general and administrative expenses included $4.5 million, or $0.45 per boe (2007 - $0.9 million or $0.09 per boe) related to payments associated with unit based compensation.  The unit based expense was accrued over a three-year vesting period as non-cash unit based compensation, consequently, there is an offsetting reduction in non-cash unit based compensation when the payments are made.  Excluding these payments, cash general and administrative expenses were $31.7 million, or $3.12 per boe (2007 - $26.2 million or $2.71 per boe).  The increase reflects higher office-related expenses, particularly rent, and costs associated with the previously announced strategic evaluation of Provident’s business units, including an internal structural reorganization completed in the fourth quarter of 2008.

Non-cash unit based compensation was a recovery of $2.2 million in 2008 and an expense of $3.7 million in 2007.  Excluding the related cash payments in each year, non-cash unit based compensation was an expense of $2.3 million in 2008 (2007 - $4.6 million).  Non-cash unit based compensation is lower in 2008 as a result of a lower Provident trust unit trading price, upon which the compensation is based.

Capital expenditures

Provident Upstream	Year ended December 31,
($ 000s)	2008	2007

Capital expenditures - by category
Geological, geophysical and land	$25,474	$4,519
Drilling and recompletions	146,992	113,425
Facilities and equipment	34,514	13,378
Office and other	2,167	14,887
Total additions	$209,147	$146,209

Capital expenditures - by area
West central Alberta	$10,326	$9,051
Southern Alberta	19,852	13,079
Northwest Alberta	79,445	35,993
Dixonville	60,339	43,801
Southeast Saskatchewan	21,175	5,069
Southwest Saskatchewan	5,369	15,196
Lloydminster	8,181	9,235
Other	4,460	14,785
Total additions	$209,147	$146,209

Property acquisitions, net	$24,181	$13,050

In 2008, Provident’s Upstream business unit spent $207.0 million on capital expenditures before office and other capital costs.  Internal development activities included 87.4 net wells drilled for the year ended December 31, 2008 with a 99 percent success rate.  Provident’s drilling activities in 2008 were more focused on crude oil compared to 2007.  Provident spent $79.4 million in Northwest Alberta, primarily on drilling and completion activities which included 14.0 net wells drilled, the infrastructure and tie-in activities associated with the 2007/2008 winter drilling program and preparation work to start the 2008/2009 winter drilling program.  Facility and pipeline work in Northwest Alberta included preparation work to develop the emerging Pekisko opportunity and 95.4 net sections (approximately 61,000 acres) of land were also acquired for the Pekisko opportunity.  Provident spent $60.3 million in the newest core area, Dixonville, primarily on drilling and completion activities which resulted in 41.0 net wells drilled.  In the Southeast Saskatchewan core area, $21.2 million was spent which included 13.8 net wells drilled.  As oil prices increased during the first half of 2008, capital work was primarily focused on oil drilling in Dixonville and primarily light oil drilling in Southeast Saskatchewan.  The shallow gas drilling program in Southwest Saskatchewan was reduced.  In Southern Alberta, $19.9 million was primarily spent on drilling activity and recompletions, which included 14.1 net wells drilled, and on facility upgrades and infrastructure work.  The $26.2

Provident Energy 2008 Management’s Discussion and Analysis

million of capital spent in the remaining core areas included drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.

Additions to proved plus probable reserves (before revisions) through internal capital replaced approximately 70 percent of annual production.

In 2008, Provident also spent $24.2 million on property acquisitions primarily on acquiring additional working interests in Northwest Alberta and Southern Alberta.

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2008	2007	% Change

DD&A	$304,909	$256,723	19
DD&A (per boe)	$30.09	$26.53	13

The Provident Upstream DD&A rate of $30.09 per boe increased 13 percent for 2008 compared to $26.53 per boe in 2007.  The increase was partly as a result of the two acquisitions of Capitol and Triwest in 2007.  In addition, 2008 expenditures on geological, geophysical, land and facilities added to costs to be depleted without directly adding proved reserves.  The recent Upstream acquisitions and the Rainbow assets acquired in 2006 differed from earlier acquisitions in that they included significant reserves that were not yet proved.  Since depletion calculations are based on proved reserves, acquisitions with unproved reserves generally result in higher depletion rates.  The impact of this, combined with the higher cost of acquiring or drilling proved reserves in western Canada in an environment with higher commodity prices and increased drilling costs, will be reflected in the DD&A rate going forward.

In 2008, DD&A also includes accretion expense associated with asset retirement obligation of $3.4 million (2007 - $2.5 million).

As part of the reconciliation of Provident’s financial statements to United States generally accepted accounting principles (U.S. GAAP), disclosed in note 18 to the consolidated financial statements, the Trust has reflected additional depletion in 2008 of $814.0 million (2007 – $181.6 million) and a related future income tax recovery of $214.3 million (2007 - $52.2 million) as a result of the application of the U.S. GAAP ceiling test.  These charges were not required under Canadian generally accepted accounting principles.

Provident Energy 2008 Management’s Discussion and Analysis

Provident Midstream business segment review

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

•
50 percent ownership in the 130,000 bpd Kerrobert pipeline and 2.5 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection into the Enbridge pipeline system.  Along the Enbridge pipeline system in Superior, Wisconsin, Provident holds an 18.3 percent ownership of a 300,000 barrel storage staging facility and 18.3 percent ownership of the 6,600 bpd depropanizer.

•
In Sarnia, Ontario, 10.3 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbl of raw product storage capacity and 18 percent of 5.0 mmbbl of finished product storage and rail, truck and pipeline terminalling.  An additional 0.5 mmbbls of specification product storage is also available in the Sarnia area.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 300 rail cars under long-term lease agreement.

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

•	In 2009, two new caverns (approximately 500,000 barrels each) will be brought into service and are planned to be used for condensate storage.

•	Approximately 7,000 bpd of leased fractionation capacity at other facilities.

•
43.3 percent direct ownership and 100 percent control of all products from the 38,500 bpd Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies local markets as well as Provident’s Redwater fractionation facility near Edmonton.

•
100 percent ownership of the 565 kilometer proprietary Liquids Gathering System (“LGS”) that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation.  Provident also has long-term shipping rights on the Pembina pipeline system that extends the product delivery transportation network through to the Redwater fractionation facility.

Provident Energy 2008 Management’s Discussion and Analysis

•	A rail car fleet of approximately 700 rail cars under long-term lease agreement.

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

Long term contracts

At the Redwater fractionation facility, a significant portion of the available propane plus fractionation capacity is contracted through a long term fee for service arrangement with third parties.

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

The 2008 Provident Midstream business unit results can be summarized as follows:

	Year ended December 31,
($ 000s)	2008	2007	% Change

Empress East Margin	$157,976	$183,565	(14)
Redwater West Margin	142,836	94,600	51
Commercial Services Margin	46,541	54,649	(15)
Gross operating margin	347,353	332,814	4
Realized loss on financial derivative instruments	(118,917)	(74,474)	60
Cash general and administrative expenses	(35,528)	(28,669)	24
Foreign exchange gain (loss) and other	19,853	(3,996)	-
Provident Midstream EBITDA	$212,761	$225,675	(6)

Gross operating margin

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined primarily by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. The higher the ratio, the better this business line will perform.  There is also a differential between propane, butane and condensate (collectively, these products are referred to as “propane-plus”) prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes.  Operating margins reflect the prices realized on sale of these products less the weighted average cost of purchasing, fractionating, storing and transporting the products.  The business is seasonal and carries inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

Provident Energy 2008 Management’s Discussion and Analysis

The 2008 gross operating margin from Empress East was $158.0 million compared to $183.6 million in 2007.  The decrease reflects approximately 18 percent higher propane-plus prices offset by 29 percent higher propane-plus costs as a result of a significant increase in gas prices in 2008.  Frac spread ratios during the first nine months of 2008 averaged 14.3, compared to 11.6 during the same period in 2007.  However, frac spread ratios reversed in the fourth quarter of 2008 averaging 11.2, compared to 15.7 during the fourth quarter of 2007.  In addition, 2008 experienced a significant decline in the sales price of propane relative to the price of crude oil.  Posted prices at Mont Belvieu for propane in 2008 averaged 60 percent of WTI, compared to 70 percent in 2007.  Overall strong performance in the first three quarters of 2008 was offset in the fourth quarter by higher cost inventory built up in the second and third quarters at historically high product prices, then subsequently sold in the fourth quarter, when product prices had dropped significantly.

Subsequent to year end, conditions have shown some improvement.  The frac spread ratio in January 2009 has improved by nine percent compared to December, and the price of propane as a percentage of WTI has increased to 72 percent.

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line.  This facility also has the largest rail rack in Western Canada to receive products for delivery into the local condensate market.  Provident has considerably increased its participation in the condensate market over the past year, reflecting the increased demand for condensate as diluent for heavy oil production.

In 2008, the operating margin for the Redwater West business line was $142.8 million (2007 - $94.6 million).  The 51 percent increase in margin was driven by a 15 percent increase in propane-plus sales volumes, primarily condensate, and a 26 percent increase in propane-plus prices versus a 25 percent increase in costs.

The Commercial Services business line generates income from stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In 2008, the margin for this business line was $46.5 million (2007 - $54.6 million).  In 2008, while the margin for this business line was 15 percent lower, it does include a 46 percent increase in fees associated with our offloading terminal, due to increased condensate business.  In 2007, the Commercial Services margin included payments received for product quality adjustments at our condensate offloading facility.  These payments increased operating margin in 2007, are generally non-recurring and account for the year over year decrease in operating margin.

Operations – Provident Midstream NGL sales volumes

Provident Midstream sold 119,649 bpd in 2008, compared with 120,785 in 2007.  Higher propane-plus volumes were offset by lower ethane volumes reflecting reduced demand in the fourth quarter of 2008.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

For 2008, Provident Midstream EBITDA decreased $12.9 million or six percent from $225.7 million in 2007.  A $14.5 million increase in gross operating margin as described above, as well as foreign exchange gains on U.S. dollar-based transactions, were tempered by a $44.4 million increase in realized losses on financial derivative instruments and higher cash general and administrative and other costs.  Funds flow from operations for 2008 was $179.0 million, an increase of $0.6 million above the $178.4 million in 2007.  The increase in funds flow from operations reflects the lower EBITDA being more than offset by reduced interest charges and a current tax recovery.

Cash general and administrative expenses and other were $35.5 million for 2008 (2007- $28.7 million).  Included in this amount is $3.8 million (2007 - $0.9 million) related to payments associated with unit based compensation.  The expense was accrued over a three-year vesting period as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation when the payments are made.  Excluding these payments, cash general and administrative expenses were $31.7 million in 2008 (2007 - $27.8 million).  The increase reflects

Provident Energy 2008 Management’s Discussion and Analysis

higher office-related expenses, particularly rent, and costs associated with the previously announced strategic evaluation of Provident’s business units, including an internal structural reorganization completed in the fourth quarter of 2008.

Management uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Capital expenditures

Provident Midstream capital expenditures in 2008 totaled $37.8 million.  In 2008, $20.8 million was spent on continued development of cavern storage, the condensate offloading and terminalling facility, and expansion to the recently completed truck loading facilities.  In addition, $7.7 million was added to capitalized line-fill, $8.2 million was spent on sustaining capital requirements and $1.1 million was spent primarily on development of systems to improve information flow within the business unit.

Discontinued operations (USOGP)

In February 2008, the Trust announced a strategic process respecting the decision to sell the operations that comprise the United States oil and natural gas production (USOGP) business.  This business was comprised of approximately 22 percent ownership of BreitBurn Energy Partners, L.P., a publicly-traded U.S. Master Limited Partnership (“the MLP”).  This MLP ownership also included units held by the General Partner of which Provident owned approximately 96 percent.  In addition, Provident owned approximately 96 percent of privately held BreitBurn Energy Company L.P. (“BreitBurn”) which operates assets in California.

Effective in the first quarter of 2008, the USOGP business was accounted for as discontinued operations.  Discontinued operations (USOGP) includes the consolidated results of 100 percent of the MLP and BreitBurn.  Non-controlling interests are comprised mainly of the public ownership in the MLP, and to a lesser extent the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project, which commenced in 2006.

In June 2008, the Trust sold a portion of the USOGP business, consisting of its 22 percent interest in BreitBurn Energy Partners, L.P. (MLP) and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust has recorded a gain on sale of $187.9 million and $127.7 million in current tax expense related to this transaction.  Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since inception in 2006.  These amounts are recorded as part of net income from discontinued operations for the year ended December 31, 2008.

In August 2008, the Trust sold the remaining portion of the USOGP business, comprised of an approximate 96 percent interest in BreitBurn Energy Company L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust has recorded a gain on sale of $75.7 million and $66.9 million in current tax expense related to this transaction.  Also recorded was a realized foreign exchange loss of $26.8 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2004.  These amounts are recorded as part of net income from discontinued operations for the year ended December 31, 2008.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against the MLP, certain of its directors (including three Provident nominees), and Provident.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to the MLP by false representations as to

Provident Energy 2008 Management’s Discussion and Analysis

Provident’s relationship with the MLP. The transaction involved the issuance by the MLP to Quicksilver of approximately U.S.$700 million of units of the MLP. The litigation is in its very early stages, and it is not possible at this time to assess the potential exposure of Provident in the event of an adverse verdict. Provident believes the claims made against it in the lawsuit are without merit and will vigorously defend itself and its named director nominees against these claims.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in January 2009, an estimated 85 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

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

Critical accounting estimates

Provident’s significant accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies include critical accounting estimates.  These policies require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain.  These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident’s historical experience, management’s experience, and other factors that, in management’s opinion, are relevant and appropriate.  Management assumptions may change over time, as further experience is gained or as operating conditions change.

The Trust’s financial and operating results incorporate certain estimates including:

•	depletion, depreciation and accretion based on estimated oil and gas reserves;
•	future recoverable value of property, plant and equipment and goodwill (see “Goodwill”) based on estimated future cash flows;
•	value of asset retirement obligations based on estimated future costs and timing of expenditures;
•	fair values of derivative contracts that are subject to fluctuation depending upon underlying commodity prices and foreign exchange rates (see note 13 to the consolidated financial statements); and
•	income taxes based on estimates of future income and tax pool claims (see “Taxes”).

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

Provident Energy 2008 Management’s Discussion and Analysis

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

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions.  Changes in underlying assumptions or economic conditions could have a material impact on Provident’s financial results.  To mitigate these risks, management utilizes McDaniel & Associates Consultants Ltd. and AJM Petroleum Consultants, independent engineering firms, to evaluate Provident’s reserves.

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

Change in accounting policies

(i)	Inventory

In the first quarter of 2008, the Trust adopted the new accounting standard, CICA Handbook Section 3031 - Inventories, which replaced the previous standard for inventories, Section 3030.  The main features of the new Section are as follows:

•	measurement of inventories at the lower of cost and net realizable value;
•	consistent use of either first-in, first-out or a weighted average cost formula to measure cost;
•	reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

Adoption of the new Section has not had a material impact on the consolidated financial statements.

(ii)	Capital disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 1535 “Capital Disclosures” which addresses the requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital. This section also establishes the requirement for an entity to disclose quantitative data about what it regards as capital as well as disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new disclosure is included in note 14.

Provident Energy 2008 Management’s Discussion and Analysis

(iii)	Financial instruments – disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 3862 “Financial Instruments-    Disclosures” and Section 3863 “Financial Instruments-Presentation”. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes presentation guidelines for financial instruments and non-financial derivatives and addresses the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The new disclosure is included in note 13.

(iv)	International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

Provident has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

Provident is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves established work teams to complete a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems has commenced.

During the implementation phase, Provident will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  At this time, the impact on the consolidated financial statements is not reasonably determinable.

For recent accounting pronouncements, see note 3 to consolidated financial statements.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions.

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

Provident Energy 2008 Management’s Discussion and Analysis

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	changes to environmental regulations;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

•	marketability of oil and natural gas;

•	the ability to attract and retain employees; and

•	environmental, health and safety risks.

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

Provident Energy 2008 Management’s Discussion and Analysis

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each of the four quarters in the year ended December 31, 2008 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3	Q4
TSE – PVE.UN (Cdn$)
High	$11.37	$12.25	$11.66	$9.55
Low	$8.80	$10.76	$8.71	$4.68
Close	$10.95	$11.74	$9.50	$5.35
Volume (000s)	34,702	28,161	26,269	31,780
NYSE – PVX (US$)
High	$11.28	$12.40	$11.50	$9.00
Low	$8.50	$10.50	$8.50	$3.64
Close	$10.60	$11.43	$8.98	$4.36
Volume (000s)	74,533	77,141	76,617	147,340

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;

Provident Energy 2008 Management’s Discussion and Analysis

•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

Provident Energy 2008 Management’s Discussion and Analysis

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition;
•	the Trust's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Additional information

Additional information concerning Provident can be accessed under Provident’s public filings at www.sedar.com and www.sec.gov/edgar.shtml, as well as on Provident’s website at www.providentenergy.com.

Selected annual financial measures

($ 000s except per unit data)	2008	2007	2006
Revenue from continuing operations (net of royalties and financial derivative instruments)	$3,239,163	$2,038,515	$2,023,178
Net income	157,392	30,434	140,920
Net income per unit - basic and diluted	0.62	0.13	0.72
Total assets	3,074,069	5,758,792	3,370,919
Long-term financial liabilities from continuing operations (1)	867,232	1,382,921	1,065,932
Declared distributions per unit.	$1.38	$1.44	$1.44
(1) Includes long-term debt, asset retirement obligation, long-term financial derivative instruments and other long-term liabilities.

Provident Energy 2008 Management’s Discussion and Analysis

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Total
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from operations	$180,230	$241,487	$151,661	$81,779	$655,157
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$158,400	$101,437	$547,094
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$49,757	$353,493
Funds flow from operations	$71,142	$112,869	$107,442	$47,187	$338,640
Net income (loss)	$9,591	$28,935	$76,881	$(421,457)	$(306,050)

Provident Midstream
Cash revenue	$641,673	$662,315	$652,753	$513,860	$2,470,601
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$37,666	$212,761
Funds flow from operations	$59,252	$52,601	$32,537	$34,592	$178,982
Net income (loss)	$15,516	$(290,230)	$232,966	$359,166	$317,418

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	10,535	10,179	10,109	9,885	10,176
Heavy oil (bpd)	1,752	2,315	2,696	2,422	2,297
Natural gas liquids (bpd)	1,307	1,178	1,195	1,134	1,203
Natural gas (mcfd)	83,970	86,130	85,628	80,450	84,039
Oil equivalent (boed)	27,589	28,027	28,271	26,849	27,683

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$47.33	$82.79
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$97.61	$52.71	$80.36
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$47.64	$76.88
Natural gas per mcf	$7.61	$9.98	$8.60	$6.63	$8.23
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$6.92	$8.23
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

Provident Energy 2008 Management’s Discussion and Analysis

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Total
Financial - consolidated
Revenue (continuing operations)	$558,807	$463,995	$494,065	$521,648	$2,038,515
Funds flow from operations	$87,040	$98,503	$105,149	$177,563	$468,255
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$84,668	$90,028	$92,419	$101,746	$368,861
Earnings before interest, DD&A, taxes and other non-cash items	$49,756	$55,457	$53,530	$63,009	$221,752
Funds flow from operations	$46,410	$52,032	$47,143	$58,667	$204,252
Net (loss) income	$(4,510)	$50,429	$(17,807)	$16,953	$45,065

Provident Midstream
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes and other non-cash items	$52,853	$35,974	$47,425	$89,423	$225,675
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	6,428	6,692	8,858	9,483	7,876
Heavy oil (bpd)	1,669	1,918	2,324	1,769	1,921
Natural gas liquids (bpd)	1,422	1,311	1,255	1,277	1,316
Natural gas (mcfd)	88,928	94,437	93,511	92,584	92,378
Oil equivalent (boed)	24,340	25,660	28,022	27,960	26,509

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$51.23	$53.75	$57.88	$61.75	$56.74
(before realized financial derivative instruments)
Crude oil per bbl	$51.25	$52.77	$55.47	$57.23	$54.53
(including realized financial derivative instruments)
Natural gas liquids per barrel	$49.02	$52.79	$55.47	$63.63	$55.07
Natural gas per mcf	$7.48	$7.27	$4.94	$6.08	$6.42
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.20	$5.63	$6.68	$6.71
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785
Provident Energy 2008 Management’s Discussion and Analysis

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Provident is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust.  Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that as of December 31, 2008, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

“signed”                                                                           “signed”

Thomas W. Buchanan                                                   Mark N. Walker
Chief Executive Officer                                                  Chief Financial Officer

Calgary, Alberta
March 11, 2009

Provident Energy 2008 Financial Statements and Notes

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

Calgary, Alberta
March 11, 2009

Provident Energy 2008 Financial Statements and Notes

To the Unitholders of Provident Energy Trust

We have completed integrated audits of Provident Energy Trust’s (the “Trust”) 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Provident Energy Trust as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and accumulated income, comprehensive and accumulated other comprehensive income and cash flows for each of the years then ended.  These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Trust’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Provident Energy Trust’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Provident Energy 2008 Annual and Fourth Quarter Results

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
March 11, 2009

Provident Energy 2008 Financial Statements and Notes

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)

	As at	As at
	December 31,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$4,629	$-
Accounts receivable	244,485	338,105
Petroleum product inventory	46,160	84,638
Prepaid expenses and other current assets	7,886	8,313
Financial derivative instruments (note 13)	16,708	1,329
Assets held for sale - USOGP (note 15)	-	93,578
	319,868	525,963

Investments and other long term assets	14,218	5,862
Long-term financial derivative instruments (note 13)	735	-
Property, plant and equipment (note 5)	2,480,503	2,510,271
Intangible assets (note 6)	158,336	171,793
Goodwill (note 7)	100,409	517,299
Assets held for sale - USOGP (note 15)	-	2,027,604
	$3,074,069	$5,758,792
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$244,031	$347,224
Cash distributions payable	20,088	25,100
Current portion of convertible debentures (note 8)	24,871	19,198
Financial derivative instruments (note 13)	13,693	130,276
Liabilities held for sale - USOGP (note 15)	-	114,681
	302,683	636,479

Long-term debt - revolving term credit facility (note 8)	504,685	923,996
Long-term debt - convertible debentures (note 8)	236,123	256,440
Asset retirement obligation (note 9)	59,432	43,886
Long-term financial derivative instruments (note 13)	58,420	146,199
Other long-term liabilities (note 11)	8,572	12,400
Future income taxes (note 12)	267,807	302,089
Liabilities held for sale - USOGP (note 15)	-	628,502
Non-controlling interests (note 15)
Discontinued operations (USOGP)	-	1,100,136

Unitholders’ equity
Unitholders’ contributions (note 10)	2,806,071	2,750,374
Convertible debentures equity component	17,198	18,213
Contributed surplus (note 11)	1,695	801
Accumulated other comprehensive loss	(2,183)	(69,188)
Accumulated income	426,034	268,642
Accumulated cash distributions	(1,612,468)	(1,260,177)
	1,636,347	1,708,665
	$3,074,069	$5,758,792

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board of Directors:
“signed”	“signed”

M.H. (Mike) Shaikh, FCA	Thomas W. Buchanan, CA
Director	Director

Provident Energy 2008 Financial Statements and Notes

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)

	Year ended
	December 31,
	2008	2007

Revenue
Revenue	$3,147,714	$2,325,505
Realized loss on financial derivative instruments	(130,019)	(72,746)
Unrealized gain (loss) on financial derivative instruments	221,468	(214,244)
	3,239,163	2,038,515

Expenses
Cost of goods sold	2,206,427	1,594,639
Production, operating and maintenance	153,111	126,481
Transportation	37,120	25,018
Depletion, depreciation and accretion	343,315	301,111
Goodwill impairment (note 7)	416,890	-
General and administrative (note 11)	66,913	62,353
Interest on bank debt	36,088	44,221
Interest and accretion on convertible debentures	19,944	14,687
Foreign exchange (gain) loss and other	(20,828)	4,202
	3,258,980	2,172,712

Loss from continuing operations before taxes	(19,817)	(134,197)

Capital tax expense	3,109	3,762
Current and withholding tax (recovery) expense	(4,529)	6,352
Future income tax recovery (note 12)	(29,765)	(28,356)
	(31,185)	(18,242)
Net income (loss) from continuing operations	11,368	(115,955)
Net income from discontinued operations (note 15)	146,024	146,389
Net income	157,392	30,434
Accumulated income, beginning of year	$268,642	$238,208
Accumulated income, end of year	$426,034	$268,642
Net income (loss) from continuing operations per unit – basic and diluted	$0.04	$(0.50)
Net income per unit – basic and diluted	$0.62	$0.13

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Provident Energy 2008 Financial Statements and Notes

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)

	Year ended
	December 31,
	2008	2007

Cash provided by operating activities
Net income (loss) for the year from continuing operations	$11,368	$(115,955)
Add (deduct) non-cash items:
Depletion, depreciation and accretion	343,315	301,111
Goodwill impairment (note 7)	416,890	-
Non-cash interest expense and other	5,291	2,797
Non-cash unit based compensation (recovery) expense (note 11)	(4,117)	8,064
Unrealized (gain) loss on financial derivative instruments	(221,468)	214,244
Unrealized foreign exchange (gain) loss and other	(3,892)	779
Future income tax recovery (note 12)	(29,765)	(28,356)
Funds flow from continuing operations	517,622	382,684
Funds flow from discontinued operations	137,535	85,571
Funds flow from operations	655,157	468,255
Site restoration expenditures	(6,381)	(4,062)
Change in non-cash operating working capital from continuing operations	52,684	4,807
Change in non-cash operating working capital from discontinued operations	(27,034)	(4,545)
	674,426	464,455

Cash (used for) provided by financing activities
(Decrease) increase in long-term debt	(440,244)	169,122
Declared distributions to unitholders	(352,291)	(333,352)
Issue of trust units, net of issue costs	55,510	412,909
Change in non-cash financing working capital	(5,028)	2,856
Financing activities from discontinued operations	(47,511)	1,011,670
	(789,564)	1,263,205

Cash provided by (used for) investing activities
Capital expenditures	(246,947)	(178,113)
Capitol Energy acquisition (note 4)	-	(467,495)
Triwest Energy acquisition (note 4)	-	(2,300)
Oil and gas property acquisitions	(24,181)	(13,050)
Increase in investments	(792)	(5,450)
Proceeds on sale of assets	-	7,624
Proceeds on sale of discontinued operations, net of tax (note 15)	457,906	-
Change in non-cash investing working capital	(3,229)	14,920
Investing activities from discontinued operations	(69,810)	(1,087,278)
	112,947	(1,731,142)

(Decrease) increase in cash and cash equivalents	(2,191)	(3,482)
Cash and cash equivalents, beginning of year	6,820	10,302
Cash and cash equivalents, end of year	$4,629	$6,820
Cash and cash equivalents, end of year from discontinued operations	$-	$6,820
Cash and cash equivalents, end of year from continuing operations	$4,629	$-

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$63,490	$69,600
Cash taxes paid (note 15)	$210,132	$13,741

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Provident Energy 2008 Financial Statements and Notes

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian Dollars (000s)

	Year ended
	December 31,
	2008	2007

Net income	$157,392	$30,434

Other comprehensive income (loss), net of taxes
Foreign currency translation adjustments	10,315	(25,083)
Reclassification adjustment for foreign currency losses included in net income	57,062	-
Unrealized loss on available-for-sale investments (net of taxes)	(372)	(1,811)
	67,005	(26,894)
Comprehensive income	$224,397	$3,540

Accumulated other comprehensive loss, beginning of year	(69,188)	(42,294)
Other comprehensive income (loss)	67,005	(26,894)
Accumulated other comprehensive loss, end of year	$(2,183)	$(69,188)
Accumulated income, end of year	426,034	268,642
Accumulated cash distributions, end of year	(1,612,468)	(1,260,177)
Retained earnings (deficit), end of year	(1,186,434)	(991,535)
Accumulated other comprehensive loss, end of year	(2,183)	(69,188)
Total retained earnings (deficit) and accumulated other comprehensive loss, end of year	$(1,188,617)	$(1,060,723)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Provident Energy 2008 Financial Statements and Notes

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except unit and per unit amounts)

December 31, 2008

1.	Structure of the Trust

Provident Energy Trust (the “Trust” or “Provident”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time.  The beneficiaries of the Trust are the unitholders.  The Trust was established to hold, directly and indirectly, all types of petroleum and natural gas and energy related assets, including without limitation facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets.  The Trust commenced operations March 6, 2001.

Cash flow is provided to the Trust from properties owned and operated by Provident Energy Ltd. and other directly and indirectly owned subsidiaries of the Trust. Cash flow is paid to the Trust by way of royalty payments, interest payments and principal debt repayments.  The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2.	Significant accounting policies

i)	Principles of consolidation and investments

The consolidated financial statements include the accounts of the Trust, including the consolidated accounts of all wholly and partially owned subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles.
Investments subject to significant influence are accounted for using the equity method.  Certain comparative figures have been reclassified to conform to the current year presentation.  In particular, the comparative figures have been reclassified to reflect discontinued operations presentation for the United States oil and natural gas production (USOGP) business (see note 15).

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
The Trust’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, cash distributions payable,
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

Provident Energy 2008 Financial Statements and Notes

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

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 30 to 40 years.  Intangible assets are amortized over the estimated useful lives of the assets, which range from 12 to 15 years.  Capital assets related to pipelines and office equipment are carried at cost and depreciated using the straight-line method over their economic lives.

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

Provident Energy 2008 Financial Statements and Notes

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

The Trust has established other unit based compensation plans whereby notional units are granted to employees. The fair value of these notional units is estimated and recorded as non-cash unit based compensation (a component of general and administrative expenses).  A portion relating to operational employees at field and plant locations is allocated to operating expense.  The offsetting amount is recorded as accrued liabilities or other long-term liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made.

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

Provident Energy 2008 Financial Statements and Notes

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

The preparation of financial statements requires management to make estimates based on currently available information.  Actual results could differ from those estimated.  In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, financial derivative instruments, asset retirement obligation, unit based compensation and income taxes.  The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs.  Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns.  By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

The estimation of oil and gas reserves is a subjective process.  Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and the timing of future expenditures.  The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts.

3.	Changes in accounting policies and practices

       A.    Changes in accounting policies

(i)	Inventory

In the first quarter of 2008, the Trust adopted the new accounting standard, CICA Handbook Section 3031 - Inventories, which replaced the previous standard for inventories, Section 3030.  The main features of the new Section are as follows:

•	measurement of inventories at the lower of cost and net realizable value;
•	consistent use of either first-in, first-out or a weighted average cost formula to measure cost;
•	reversal of previous write-downs to net realizable value is required when there is a subsequent increase to the value of inventories.

Adoption of the new Section has not had a material impact on the consolidated financial statements.

Provident Energy 2008 Financial Statements and Notes

(ii)	Capital disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 1535 “Capital Disclosures” which addresses the requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital. This section also establishes the requirement for an entity to disclose quantitative data about what it regards as capital as well as disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new disclosure is included in note 14.

(iii)	Financial instruments – disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 3862 “Financial Instruments-Disclosures” and Section 3863 “Financial Instruments-Presentation”. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes presentation guidelines for financial instruments and non-financial derivatives and addresses the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.  The new disclosure is included in note 13.

       B.        Recent accounting pronouncements

i)	Goodwill and intangible assets

In February 2008, the CICA released section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  The Trust does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

ii)	International Financial Reporting Standards

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.  At this time, the impact on the Trust’s consolidated financial statements is not reasonably determinable.

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

Provident Energy 2008 Financial Statements and Notes

Net assets acquired and liabilities assumed
Property, plant and equipment	$115,719
Working capital, net	(2,757)
Bank debt	(11,122)
Asset retirement obligation	(752)
Future income taxes	(22,211)
$78,877
Consideration
Acquisition costs	$800
Cash	1,500
2,300
Trust units issued	76,577
$78,877

ii)	Acquisition of Capitol

On June 19, 2007, the Trust acquired Capitol Energy Resources Ltd. (“Capitol”) for cash consideration of $467.5 million.  Capitol was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin.  The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$522,707
Goodwill	85,946
Working capital, net	17,108
Bank debt	(53,100)
Financial derivative instruments	(621)
Asset retirement obligation	(1,752)
Future income taxes	(102,793)
$467,495
Consideration
Acquisition costs	$1,115
Cash	466,380
$467,495

The Capitol acquisition was financed by the issuance of 29,313,727 trust units at $12.75 per unit and Provident’s credit facility.

5.           Property, plant and equipment

Year ended December 31, 2008	Cost	Accumulated depletion and depreciation	Net Book value
Oil and natural gas properties	$3,125,360	$1,411,997	$1,713,363
Midstream assets	827,172	87,674	739,498
Office equipment	44,678	17,036	27,642
Total	$3,997,210	$1,516,707	$2,480,503

Year ended December 31, 2007	Cost	Accumulated depletion and depreciation	Net Book value
Oil and natural gas properties	$2,870,191	$1,116,281	$1,753,910
Midstream assets	790,434	63,763	726,671
Office equipment	40,936	11,246	29,690
Total	$3,701,561	$1,191,290	$2,510,271

Provident Energy 2008 Financial Statements and Notes

Costs associated with unproved properties and major development projects excluded from costs subject to depletion as at December 31, 2008 totaled $93.1 million (December 31, 2007 - $137.7 million).  Midstream assets include $41.8 million (2007 - $35.9 million) for products required for line-fill and cavern bottoms.

An impairment test calculation was performed on property, plant and equipment at December 31, 2008 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying amount of oil and gas property, plant and equipment for each cost centre.

The following table outlines prices used in the impairment test at December 31, 2008:

	Oil	Gas	NGL
Year	$/bbl	$/mcf	$/bbl

2009	$56.95	$7.12	$51.51
2010	$64.13	$7.37	$59.63
2011	$70.46	$7.64	$66.15
2012	$76.25	$7.92	$71.46
2013	$81.08	$8.21	$76.75
Thereafter (1)	2%	2%	2%
(1) Percentage change represents the increase in each year after 2013 to the end of the reserve life.

6.           Intangible assets

December 31, 2008	Cost	Accumulated amortization	Net Book value

Midstream contracts and customer relationships	$183,100	37,255	$145,845
Other intangible assets - Midstream	16,308	3,817	12,491
Total	$199,408	$41,072	$158,336

December 31, 2007	Cost	Accumulated amortization	Net Book value

Midstream contracts and customer relationships	$183,100	$25,049	$158,051
Other intangible assets - Midstream	16,308	2,566	13,742
Total	$199,408	$27,615	$171,793

7.	Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  As at December 31, 2007 Goodwill was comprised of $416.9 million related to acquisitions in the Canadian oil and gas business and $100.4 million resulted from the Midstream NGL Acquisition in 2005.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of the Trust’s assets, by reporting units, to the estimated fair value of the reporting unit.  In 2008, Provident engaged the services of a third-party evaluator to assist in determining fair value.  Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  Goodwill is not amortized.

Provident Energy 2008 Financial Statements and Notes

The Trust performed its annual goodwill impairment test in the fourth quarter of 2008 and determined that the fair value of the Canadian oil and gas production unit was lower than the respective carrying value, primarily due to increasing economic uncertainty in the global market and the resulting higher cost of capital assumptions in the valuation methodologies.  Consequently, a goodwill impairment, amounting to $416.9 million was recorded.  The impairment test indicated that the fair value of the Midstream reporting unit was in excess of the respective carrying value, therefore no write down of midstream-related goodwill was required.    At December 31, 2008 the goodwill balance of $100.4 million is related entirely to the Provident Midstream reporting unit.

8.	Long-term debt

	December 31, 2008	December 31, 2007
Revolving term credit facility	$504,685	$923,996
Convertible debentures	260,994	275,638
Current portion of convertible debentures	(24,871)	(19,198)
	236,123	256,440
Total	$740,808	$1,180,436

i)	Revolving term credit facility

Provident has a $1,125 million term credit facility (2007 - $1,125 million) with a syndicate of banks secured by midstream assets and by its Canadian oil and gas properties.  Provident may draw on the credit facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans.  At December 31, 2008, $504.9 million was drawn on this facility.  Included in the carrying value at December 31, 2008 were financing costs of $0.2 million.

The terms of the credit facility have a revolving three year period expiring on May 30, 2011.

At December 31, 2008 the effective interest rate of the outstanding credit facility was 3.3 percent (2007 – 5.6 percent).  At December 31, 2008 Provident had $35.2 million in letters of credit outstanding (2007 - $31.6 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the year ended December 31, 2008, $0.1 million of the face value of debentures were converted to trust units at the election of debenture holders (2007 - $6.1 million).  Upon maturity in 2008, the Trust repaid $19.9 million to the holders of its 8.75 percent convertible debentures, and the balance of the equity component of the 8.75 percent convertible debentures, amounting to $1.0 million, was transferred to contributed surplus.  Included in the carrying value at December 31, 2008 were financing costs of $4.7 million.  The fair value of the convertible debentures at December 31, 2008 approximates the face value of the instruments.  The following table details each outstanding convertible debenture.

	As at		As at
Convertible Debentures	December 31, 2008		December 31, 2007
($000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$143,212	$ 149,980	140,515	$ 149,980	April 30, 2011	14.75
6.5% Convertible Debentures	92,911	98,999	91,460	99,024	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,871	25,109	24,465	25,109	July 31, 2009	12.00
8.75% Convertible Debentures	-	-	19,198	19,931	Dec. 31, 2008	11.05
	$260,994	$ 274,088	$ 275,638	$ 294,044
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

Provident Energy 2008 Financial Statements and Notes

9.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred.   Estimated cash flows have been discounted at the Trust’s average credit-adjusted risk free rate of seven percent and an inflation rate of two percent has been estimated for future years.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $348.5 million (2007 - $310.7 million).  Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be over the next 51 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $166.1 million (2007 - $166.1 million).  The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land.  Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets.  Settlement of these obligations is expected to occur in 25 to 41 years.

	Year ended December 31,
($000s)	2008	2007
Carrying amount, beginning of year	$43,886	$33,246
Acquisitions	-	2,504
Change in estimate	15,759	7,127
Increase in liabilities incurred during the year	1,729	2,221
Settlement of liabilities during the year	(6,381)	(4,062)
Decrease in liabilities due to disposition	-	(654)
Accretion of liability	4,439	3,504
Carrying amount, end of year	$59,432	$43,886

Provident funds a cash reserve for future site reclamation by paying $0.30 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account.  Actual expenditures are then funded from the cash in this account.  The cash account has been depleted since 2006 as actual expenditures have exceeded contributions to the reserve.

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

Provident Energy 2008 Financial Statements and Notes

i)	2008 activity

In 2008, the Trust issued 6.5 million units related to Provident’s DRIP program, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan.  The increase in unitholders’ contributions associated with these activities was $55.7 million.

ii)	2007 activity

In 2007, the Trust issued 29,313,727 trust units at a price of $12.75 per unit for total proceeds of $373.8 million ($354.6 million net of issue costs).  Proceeds from the issue were used to fund the Capitol acquisition, which closed on June 19, 2007.

On December 3, 2007 the Trust issued 6.3 million units (at an ascribed value of $76.6 million) as part of the consideration to acquire the outstanding shares of Triwest Energy Inc.

In 2007, the Trust issued 5.8 million units related to Provident’s DRIP program, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan. The increase in unitholders’ contributions associated with these activities was $65.2 million.

	Year ended December 31,
	2008		2007
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of year	252,634,773	$2,750,374	211,228,407	$2,254,048
Issued for cash	-	-	29,313,727	373,750
Issued to acquire Triwest Energy inc.	-	-	6,251,149	76,577
Issued pursuant to unit option plan	191,448	1,790	825,349	8,426
Issued pursuant to the distribution reinvestment plan	5,600,810	50,667	3,941,864	45,338
To be issued pursuant to the distribution reinvestment plan	655,142	3,171	525,822	5,153
Debenture conversions	5,616	69	548,455	6,270
Unit issue costs	-	-	-	(19,188)
Balance at end of year	259,087,789	$2,806,071	252,634,773	$2,750,374

The basic per trust unit amounts for 2008 were calculated based on the weighted average number of units outstanding of 255,177,346 (2007 – 229,939,158). The diluted per trust unit amounts for 2008 are calculated including no additional trust units (2007 – nil) for the dilutive effect of the unit option plan and the convertible debentures.

11.	Unit based compensation

i)	Restricted/Performance units

Certain employees of the Trust are granted restricted trust units (RTUs) and/or performance trust units (PTUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units.  The grants are based on criteria designed to recognize the long term value of the employee to the organization.  RTUs vest evenly over a period of three years commencing at the grant date.  Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units.  PTUs vest three years from the date of grant and can be increased to a maximum of double the PTUs granted or a minimum of nil PTUs depending on the Trust’s performance vis-à-vis other trusts’ performance based on certain benchmarks.

As of December 31, 2008 there were 1,139,835 RTUs and 3,400,330 PTUs outstanding (2007 – 849,672 RTUs and 2,478,037 PTUs).  The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At December 31, 2008, $9.4 million (2007 - $9.9 million) is included in accounts payable and accrued liabilities for this plan and $8.6 million (2007 - $12.4 million) is included in other long-term liabilities.  The following table reconciles the expense recorded for RTUs and PTUs.

Provident Energy 2008 Financial Statements and Notes

	Year ended December 31,
	2008	2007
Cash general and administrative	$8,287	$1,767
Non-cash unit based compensation (included in general and administrative)	(4,117)	8,007
Production, operating and maintenance expense	266	430
	$4,436	$10,204

ii)	Unit option plan

The Trust option plan (the “Plan”) is administered by the Board of Directors of Provident.  In October 2005, a restricted/performance unit program (see (i)) was approved.  This program replaced the unit option plan.  Unit options in existence continue to be outstanding until exercised or expired.

At December 31, 2008, the Trust had 967,026 options outstanding and exercisable (2007 – 1,279,169) with strike prices ranging between $10.92 and $12.14 per unit (2007 – between $10.49 and $12.14).  The weighted average exercise price was $11.08 per unit (2007 - $11.04) excluding average potential reductions to the strike prices of $2.14 per unit (2007 - $1.77).

The following table reconciles the movement in the contributed surplus balance.

	Year ended December 31,
	2008	2007
Contributed surplus, beginning of the year	$801	$1,315
Non-cash unit based compensation (included in general and administrative)	-	57
Benefit on options exercised charged to unitholders’ contributions	(117)	(571)
Transferred from convertible debentures equity component on maturity (see note 8)	1,011	-
Contributed surplus, end of year	$1,695	$801

12.	Income taxes

In 2007, future income tax expense includes $88.4 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.  This bill contains legislation to tax publicly traded trusts including the Trust.  As a result of this legislation, the Trust is required to record the future tax effect of the temporary differences on its flow through entities that are expected to reverse subsequent to 2010.

Although the Trust believes it will be subject to additional tax under the legislation, the estimated effective tax rate on temporary difference reversals after 2011 may change in future periods.  Future technical interpretations of the legislation could occur and could materially affect management’s estimate of the future income tax liability.

The amount and timing of reversals of temporary differences will also depend on the Trust’s future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy.  A significant change in any of the preceding assumptions could materially affect the Trust’s estimate of the future tax liability.

The future income tax liability is comprised of the following:

Provident Energy 2008 Financial Statements and Notes

	Year ended December 31,
	2008	2007
Property, plant and equipment in excess of tax value	$378,663	$416,319
Asset retirement obligation	(16,863)	(13,360)
Financial derivative instruments	(15,123)	(52,050)
Non-capital losses	(68,414)	(47,318)
Other	(10,456)	(1,502)
	$267,807	$302,089

The income tax provision differs from the expected amount calculated by applying the Trust’s combined federal and provincial/state income tax rate of 30.96 percent (2007 – 32.81 percent) as follows:

	Year ended December 31,
	2008	2007
Expected income tax recovery, from continuing operations	$(6,135)	$(44,030)
Increase (decrease) resulting from:
Future income tax expense relating to enactment of Bill C-52,
Budget Implementation Act 2007	-	88,352
Goodwill impairment (permanent difference)	124,992	-
Income of the Trust and other	(142,169)	(64,558)
Capital taxes	3,109	3,762
Witholding tax and other	(498)	3,425
Income tax rate differences	(10,484)	(5,193)
Income tax recovery, from continuing operations	$(31,185)	$(18,242)

13.	Financial instruments

Risk Management overview

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management group executes the program with oversight from the Risk Management Committee (“RMC”), which provides regular reports to the Audit Committee and Board of Directors.

Provident has established and implemented Risk Management strategies, policies and limits that are monitored by Provident’s Risk Management group.  The derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. Put option contracts effectively create a floor price for the commodity while allowing for full participation if prices increase.  Call options are contracts that allow for a commodity to be sold at a fixed price at the option of the contract holder.  Costless collars are contracts that provide a floor and a ceiling price to limit the risk if prices fall and allowing upward participation within a set range.  Participating swaps are contracts that provide a floor and also provide a ceiling for a certain percentage of the volume of the contract.  This type of derivative allows for price protection if the price falls, while still allowing some participation if the price increases.  Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts.  Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

Provident Energy 2008 Financial Statements and Notes

Provident’s commodity price risk management program utilizes derivative instruments to provide for insurance against lower commodity prices and product margins, as well as fluctuating interest and foreign exchange rates.  The program is designed to stabilize cash flows in order to support cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices.  Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic.  The program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream business unit.  As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

The fair values of financial instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, and volatility rates at the period-end dates.  All of Provident’s financial instruments are executed in liquid markets.

Management believes that financial markets currently provide adequate liquidity through price discovery and active credit-worthy counterparties for Provident to continue to execute the program in 2009.

As at December 31, 2008	Held for Trading	Available for Sale	Loans and Receivables	Other Liabilities	Total Carrying Value
Assets
Accounts receivable	$-	$-	$244,485	$-	$244,485
Financial derivative instruments - current assets	16,708	-	-	-	16,708
- long term assets	735	-	-	-	735
Investments and other long-term assets	-	1,972	12,246	-	14,218
	$17,443	$1,972	$256,731	$-	$276,146

Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$244,031	$244,031
Cash distributions payable	-	-	-	20,088	20,088
Current portion of convertible debentures	-	-	-	24,871	24,871
Financial derivative instruments - current liabilities	13,693	-	-	-	13,693
Long-term debt - revolving term credit facilities	-	-	-	504,685	504,685
Long-term debt - convertible debentures	-	-	-	236,123	236,123
Financial derivative instruments - long -term liabilities	58,420	-	-	-	58,420
Other long-term liabilities	-	-	-	8,572	8,572
	$72,113	$-	$-	$1,038,370	$1,110,483

Except as disclosed in note 8 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at December 31, 2008.

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	December 31,	December 31,
($000s)	2008	2007
Provident Upstream
Crude Oil	$(12,521)	$19,215
Natural Gas	(3,285)	(5,901)
Provident Midstream	70,476	261,587
Corporate	-	245
Total	$54,670	$275,146

Provident Energy 2008 Financial Statements and Notes

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk generally comprises of price risk, currency risk and interest rate risk.

a)	Price risk

Commodity Price Risk Management Program

The decisions to enter into financial derivative positions and to execute the risk management strategy are made by senior officers of Provident who are also members of the RMC. The RMC receives input and commodity expertise from each business unit in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas.

Oil and Natural Gas

Provident’s risk management program employs derivative instruments, such as puts, participating swaps, costless collars and fixed price swaps, to protect a floor level of Provident’s revenue on a portion of the oil and gas sold.  At the same time, these instruments may enable Provident to retain various levels of participation to the extent oil and gas prices rise.  Provident may also use derivative instruments for its oil and natural gas business line to protect acquisition economics.

The major identified risks for the oil and natural gas business line are commodity price volatility and market location and product quality differentials. Provident addresses these risks using a risk management program designed to protect a portion of its cash flow in order to support continued unitholder distributions, capital programs and bank financing.

Midstream

Commodity price volatility and market location differentials also affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Provident purchases natural gas liquid (NGL) feedstock and sells NGL products, and to narrowing frac spread ratios. Frac spread ratio is the ratio between crude oil prices and natural gas prices. There is also a differential between NGL product prices (propane, butane and condensate) and crude oil prices.

Provident responds to these risks using a risk management program that protects a margin or floor level of operating income on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment.  For the longer-term, Provident uses crude oil contracts in place of NGLs.  Provident may replace these contracts with NGL product contracts as market conditions allow. This strategy enables Provident to mitigate commodity price risk related to its NGL production business up to approximately five years into the future.

b)	Currency risk

Provident’s oil, natural gas and NGL sales are exposed to both positive and negative effects of fluctuations in the Canadian/U.S. exchange rate.  Provident manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency.  As well, Provident uses derivative instruments to manage the U.S. cash requirements of its business lines.

Provident regularly sells or purchases forward a portion of expected U.S. cashflows.  Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price.  Provident may also use derivative products that provide for protection against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

Provident Energy 2008 Financial Statements and Notes

c)	Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at December 31, 2008, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $2.5 million.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized gain (loss) on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

Cdn (000's)		+ Change	- Change
Provident Upstream
Crude Oil	(WTI +/- $10.00 per bbl)	$(6,222)	$6,836
Natural Gas	(AECO +/- $1.00 per gj)	(1,776)	1,951

Provident Midstream
Frac spread related
Crude Oil	(WTI +/- $10.00 per bbl)	(109,232)	109,841
Natural Gas	(AECO +/- $1.00 per gj)	67,264	(67,075)
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	(413)	413
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(2,299)	2,283

Inventory/margin related
Crude Oil	(WTI +/- $10.00 per bbl)	(13,872)	13,885
Natural Gas	(AECO +/- $1.00 per gj)	(78)	78
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	11,645	(11,625)

Liquidity Risk

Liquidity risk is the risk the Trust will not be able to meet its financial obligations as they come due. The Trust’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to the Trust’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 14.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at December 31, 2008	Payment due by period
($000s)	Total	Less than 1 year	1 to 3 years	4 to 5 years
Accounts payable and accrued liabilities	$244,031	$244,031	$-	$-
Cash distributions payable	20,088	20,088	-	-
Current portion of convertible debentures (2)	26,281	26,281	-	-
Financial derivative instruments - current	13,693	13,693	-	-
Long-term debt - revolving term credit facilities (1) (2)	548,761	16,784	531,977	-
Long-term debt - convertible debentures (2)	295,322	16,184	175,849	103,289
Long-term financial derivative instruments	58,420	-	43,147	15,273
Other long-term liabilities	8,572	-	8,572	-
Total	$1,215,168	$337,061	$759,545	$118,562
(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.
(2) Includes associated interest and principal payments.
Provident Energy 2008 Financial Statements and Notes

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment.  The Policy requires a formal credit review for counterparties entering into a commodity contract with Provident.  This review determines an approved credit limit.  Activities undertaken include regular monitoring of counterparty exposures to approved credit limits, financial review of all active counterparties, utilizing master netting arrangements and International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  Financial assurances include guarantees, letters of credit and cash.  In addition, Provident has a diversified base of creditors.

Substantially all of the Trust's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on management’s assessment of the creditworthiness of such counterparties.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Financial Derivative Instruments – 2008 Activity

i)	Provident Upstream

a)	Crude oil

In 2008, Provident paid $11.1 million (2007 - $7.9 million) to settle various oil market based contracts on an aggregate volume of 1.6 million barrels (2007 – 1.6 million barrels).  The estimated value of contracts in place if settled at market prices at December 31, 2008 would have resulted in an opportunity gain of $12.5 million (2007 – $19.2 million opportunity cost).

b)	Natural Gas

In 2008, Provident received nil (2007 - $9.6 million) to settle various natural gas market based contracts on an aggregate of 10.9 million gigajoules (“gj”) (2007 – 16.7 million gj’s).  The estimated value of contracts in place if settled at market prices at December 31, 2008 would have resulted in an opportunity gain of $3.3 million (2007 – $5.8 million).

ii)	Provident Midstream

In 2008, Provident paid $135.6 million (2007 – received $17.9 million) to settle Midstream oil market based contracts on an aggregate volume of 4.2 million barrels (2007 - 1.2 million barrels) and paid $17.0 million (2007 - $48.7 million) to settle Midstream natural gas market based contracts on an aggregate volume of 26.8 million gj’s (2007 – 25.3 million gj’s).  In addition, Provident received $25.9 million (2007 – paid $48.2 million) to settle Midstream NGL market based contracts on an aggregate volume of 2.3 million barrels (2007 – 7.2 million barrels).

Provident also received $5.4 million (2007 - $4.6 million) to settle Midstream-related foreign exchange contracts, and received $2.4 million (2007 – nil) to settle various electricity-based contracts.  The estimated value of contracts in place if settled at market prices at December 31, 2008 would have resulted in an opportunity cost of $70.5 million (2007 –  $261.6 million).

iii)	Corporate

a)	Foreign exchange contracts

In 2008, Provident received $26.8 million to settle various corporate-related foreign exchange contracts (2007 - $1.3 million).  Realized gains and losses on corporate-related foreign exchange contracts are included in foreign exchange (gain) loss and other on the consolidated statement of operations and are allocated to the reporting segments for segmented reporting purposes.  The

Provident Energy 2008 Financial Statements and Notes

estimated value of contracts in place if settled at foreign exchange rates at December 31, 2008 would have resulted in an opportunity cost of nil (2007 – $0.1 million).

       The contracts in place at December 31, 2008 are summarized in the following tables:

Provident Upstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2009	Crude Oil	2,000	Bpd	WCS Blend at 80% of US$ WTI	January 1 - March 31
		2,283	Bpd	Participating Swap US $62.36 per bbl (Participation Range 52% to 90% above the floor price)	January 1 - December 31

	Natural Gas	5,000	Gjpd	Puts Cdn $9.29 per gj	January 1 - March 31
		4,871	Gjpd	Participating Swap Cdn $6.93 per gj (Participation Range 20% to 95% above the floor price)	January 1 - December 31

Provident Midstream
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2009	Crude Oil	7,038	Bpd	Cdn $74.20 per bbl	January 1 - December 31
		750	Bpd	US $65.97 per bbl	January 1 - December 31
		2,973	Bpd	US $85.16 per bbl (12)	January 1 - December 31
		(1,052)	Bpd	Cdn $70.21 per bbl (10)	January 1 - November 30
		(420)	Bpd	US $88.30 per bbl (9)	January 1 - March 31
		323	Bpd	US $57.78 per bbl (11)	May 1 - May 31
		2,748	Bpd	Costless Collar US $65.27 floor, US $70.23 ceiling	January 1 - December 31
		621	Bpd	Participating Swap Cdn $78.27 per bbl (Average Participation 38% above the floor price)	September 1 - December 31
		1,052	Bpd	Participating Swap US $71.31 per bbl (Average Participation 54% above the floor price)	July 1 - November 30
	Natural Gas	(60,255)	Gjpd	Cdn $8.15 per gj	January 1 - December 31
		2,500	Gjpd	Cdn $6.56 per gj (11)	January 1 - January 31
		(3,477)	Gjpd	Participating Swap Cdn $7.86 per gj (Average Participation 33% below the ceiling price)	July 1 - December 31
		(2,810)	Gjpd	Costless Collar Cdn $6.20 floor, Cdn $7.10 ceiling	September 1 - October 31
	Propane	760	Bpd	US $1.32 per gallon (5) (11)	January 1 - March 31
		600	Bpd	US $1.265 per gallon (9)	January 1 - March 31
		333	Bpd	US $0.99 per gallon (6) (11)	January 1 - March 31
	Natural Gasoline	(2,973)	Bpd	US $1.74 per gallon (12)	January 1 - December 31
	Normal Butane	(1,473)	Bpd	US $0.76 per gallon (12)	April 1 - December 31
	Foreign Exchange			Sell US $6,432,441 per month @ 1.1117 (13)	January 1 - December 31
				Sell US $1,055,833 per month @ 1.099 (13)	January 1 - June 30
				Sell US $1,972,561 per month @ 1.0244 (13)	July 1 - August 31
				Sell US $596,166 per month @ 0.9815 (13)	July 1 - October 31
				Sell US $1,686,650 per month @ 0.9622 (13)	September 1 - October 31
				Sell US $1,809,600 per month @ 1.0098 (13)	November 1 - November 30

Provident Energy 2008 Financial Statements and Notes

Provident Midstream cont'd.
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2010	Crude Oil	6,238	Bpd	Cdn $73.19 per bbl	January 1 - December 31
		500	Bpd	US $66.65 per bbl	January 1 - December 31
		1,750	Bpd	Costless Collar US $61.63 floor, US $66.56 ceiling	January 1 - December 31
		464	Bpd	Participating Swap Cdn $77.01 per bbl (Average Participation 37% above the floor price)	January 1 - December 31
		860	Bpd	Participating Swap US $74.89 per bbl (Average Participation 48% above the floor price)	January 1 - December 31
	Natural Gas	(47,181)	Gjpd	Cdn $7.83 per gj	January 1 - December 31
		(5,756)	Gjpd	Participating Swap Cdn $7.77 per gj (Average Participation 28% below the ceiling price)	January 1 - December 31
	Normal Butane	(1,500)	Bpd	US $0.76 per gallon (12)	January 1 - March 31
	Foreign Exchange			Sell US $4,773,059 per month @ 1.1110 (13)	January 1 - December 31
				Sell US $582,821 per month @ 1.0159 (13)	January 1 - August 31
				Sell US $1,420,921 per month @ 0.9781 (13)	July 1 - August 31
				Sell US $587,903 per month @ 1.0165 (13)	July 1 - November 30
				Sell US $2,254,103 per month @ 0.9578 (13)	September 1 - October 31
				Sell US $2,394,058 per month @ 1.0154 (13)	September 1 - November 30
				Sell US $629,673 per month @ 1.0165 (13)	November 1 - December 31

2011	Crude Oil	5,534	Bpd	Cdn $71.73 per bbl	January 1 - December 31
		1,005	Bpd	Costless Collar US $60.64 floor, US $73.45 ceiling	January 1 - September 30
		416	Bpd	Participating Swap Cdn $84.38 per bbl (Average Participation 25% above the floor price)	October 1 - December 31
		250	Bpd	Participating Swap US $63.00 per bbl (Average Participation 64% above the floor price)	January 1 - December 31
	Natural Gas	(37,595)	Gjpd	Cdn $7.32 per gj	January 1 - December 31
		(2,337)	Gjpd	Participating Swap Cdn $8.28 per gj (Average Participation 25% below the ceiling price)	October 1 - December 31
	Foreign Exchange			Sell US $479,063 per month @ 0.9725 (13)	January 1 - December 31
				Sell US $980,417 per month @ 1.0805 (13)	January 1 - June 30
				Sell US $3,588,000 per month @ 1.0918 (13)	July 1 - September 30

2012	Crude Oil	3,637	Bpd	Cdn $72.57 per bbl	January 1 - December 31
		1,445	Bpd	Participating Swap Cdn $85.19 per bbl (Average Participation 27% above the floor price)	February 1 - December 31
		1,352	Bpd	Participating Swap US $72.22 per bbl (Average Participation 51% above the floor price)	March 1 - December 31
	Natural Gas	(25,717)	Gjpd	Cdn $7.24 per gj	January 1 - December 31
		(9,318)	Gjpd	Participating Swap Cdn $8.55 per gj (Average Participation 28% below the ceiling price)	February 1 - December 31
	Foreign Exchange			Sell US $2,016,783 per month @ 1.0119 (13)	March 1 - March 31
				Sell US $1,041,721 per month @ 0.9413 (13)	April 1 - October 31
				Sell US $681,260 per month @ 0.9850 (13)	May 1 - October 31
				Sell US $1,437,986 per month @ 0.9659 (13)	July 1 - December 31
				Sell US $1,634,227 per month @ 0.9829 (13)	October 1 - December 31
				Sell US $1,420,538 per month @ 0.9995 (13)	November 1 - December 31

2013	Crude Oil	250	Bpd	Cdn $75.32 per bbl	January 1 - January 31
		1,250	Bpd	Participating Swap Cdn $84.90 per bbl (Average Participation 25% above the floor price)	January 1 - March 31
		758	Bpd	Participating Swap US $85.62 per bbl (Average Participation 30% above the floor price)	January 1 - March 31
	Natural Gas	(7,025)	Gjpd	Cdn $7.19 per gj	January 1 - January 31
		(9,524)	Gjpd	Participating Swap Cdn $8.87 per gj (Average Participation 22% below the ceiling price)	January 1 - March 31
	Foreign Exchange			Sell US $1,651,990 per month @ 0.9829 (13)	January 1 - January 31
				Sell US $1,397,250 per month @ 0.9995 (13)	January 1 - March 31
(1) The above table represents a number of transactions entered into over an extended period of time.
(2) Natural gas contracts are settled against AECO monthly index.
(3) Crude Oil contracts are settled against NYMEX WTI calendar average.
(4) WCS contracts are settled against NYMEX WTI calendar average plus the monthly index for physical WCS (quoted as a differential to WTI) by NetThruPut Inc.
(5) Propane contracts are settled against Belvieu C3 TET.
(6) Propane contracts are settled against Conway In-Well C3.
(7) Normal Butane contracts are settled against Belvieu NC4 TET.
(8) Natural Gasoline contracts are settled against Belevieu NON-TET Natural Gasoline.
(9) Conversion of Crude Oil BTU contracts to liquids.
(10) BTU re-balancing of Crude Oil contracts.
(11) Midstream inventory price stabilization contracts.
(12) Midstream margin contracts.
(13) US Dollar forward contracts are settled against the Bank of Canada noon rate average.

Provident Energy 2008 Financial Statements and Notes

14.	Capital management

Provident considers its total capital to be comprised of net debt and Unitholders’ Equity.  Net debt is comprised of long-term debt and working capital surplus, excluding balances for the current portion of financial derivative instruments.  The balance of these items at December 31, 2008 and December 31, 2007 was as follows:
	As at	As at
	December 31,	December 31,
($000s)	2008	2007
Working capital surplus (1)	$(39,041)	$(58,732)
Long-term debt (including current portion)	765,679	1,199,634
Net debt	726,638	1,140,902
Unitholders' equity	1,636,347	1,708,665
Total capitalization	$2,362,985	$2,849,567

Net debt to total capitalization	31%	40%
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident’s primary objective for managing capital is to maximize long-term Unitholder value by:

•	providing an appropriate return to shareholders relative to the risk of Provident’s underlying assets; and
•	ensuring financing capacity for Provident’s internal development opportunities and acquisitions of energy related assets that are expected to add value to our Unitholders.

Provident makes adjustments to its capital structure based on economic conditions and the Trust’s planned requirements.  Provident has the ability to adjust its capital structure by issuing new equity or debt, controlling the amount it returns to unitholders, and making adjustments to its capital expenditure program.  Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

The Trust is subject to certain capital growth restrictions as a result of the Canadian trust tax legislation passed in June 2007 and effective January 1, 2011.  The restrictions provide that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to the Trust’s market capitalization as of the end of trading on October 31, 2006.  These rules limit the amount of Unitholders’ capital that can be issued by the Trust in each of the next two years, as follows:

($ billions)	Annual	Cumulative
Normal growth capital allowed in:
2009 (1)	0.6	2.3
2010	0.5	2.8
(1) The Trust's allowed growth capital prior to 2009 was approximately $1.7 billion.

If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011.  In 2007 and 2008, the Trust issued equity amounting to $552.0 million.

15.	Discontinued operations (USOGP)

In February 2008, the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business.  Effective in the first quarter of 2008, Provident’s USOGP business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation.

Provident Energy 2008 Financial Statements and Notes

In June 2008, the Trust sold a portion of the USOGP business, consisting of its 22 percent interest in BreitBurn Energy Partners, L.P. (MLP) and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust has recorded a gain on sale of $187.9 million and $127.7 million in current tax expense related to this transaction.  Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since inception in 2006.  These amounts are recorded as part of net income from discontinued operations for the year ended December 31, 2008.

In August 2008, the Trust sold the remaining portion of the USOGP business, comprised of an approximate 96 percent interest in BreitBurn Energy Company L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust has recorded a gain on sale of $75.7 million and $66.9 million in current tax expense related to this transaction.  Also recorded was a realized foreign exchange loss of $26.8 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2004.  These amounts are recorded as part of net income from discontinued operations for the year ended December 31, 2008.

During 2008, the Trust made tax installment payments for the amounts relating to the sales of the MLP, BreitBurn GP LLC and BreitBurn Energy Company L.P.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against the MLP, certain of its directors (including three Provident nominees), and Provident.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to the MLP by false representations as to Provident’s relationship with the MLP. The transaction involved the issuance by the MLP to Quicksilver of approximately U.S.$700 million of units of the MLP. The litigation is in its very early stages, and it is not possible at this time to assess the potential exposure of Provident in the event of an adverse verdict. Provident believes the claims made against it in the lawsuit are without merit and will vigorously defend itself and its named director nominees against these claims.

The following tables show the net assets of discontinued operations and information about net income from USOGP.

	As at	As at
Balance sheets	December 31,	December 31,
Canadian dollars (000s)	2008	2007
Assets
Current assets	$-	$93,578
Property, plant and equipment	-	2,008,549
Other long-term assets	-	19,055
	-	2,027,604
	$-	$2,121,182
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$-	$77,244
Financial derivative instruments	-	37,437
	-	114,681
Long-term debt - revolving term credit facilities	-	368,836
Long-term financial derivative instruments	-	66,382
Asset retirement obligation and other long-term liabilities	-	45,373
Future income taxes	-	147,911
	-	628,502
Non-controlling interests	-	1,100,136
Net Assets - discontinued operations	$-	$277,863

Provident Energy 2008 Financial Statements and Notes

Net income from discontinued operations	Year ended December 31,
Canadian dollars (000's)	2008	2007
Revenue	$303,146	$246,760
Loss from discontinued operations before taxes, non-controlling
interests, dilution gain and impact of sale of discontinued operations	(237,233)	(90,748)
Dilution gain	-	260,324
Gain on sale of discontinued operations	263,618	-
Foreign exchange loss related to sale of discontinued operations	(57,062)	-
Current and withholding tax expense	(178,708)	(10)
Future income tax recovery (expense)	151,975	(58,843)
Non-controlling interests	203,434	35,666
Net income from discontinued operations	$146,024	$146,389

16.	Commitments

Provident has office lease commitments that extend through June 2022.  Future minimum lease payments for the following five years are:  2009 - $8.7 million; 2010 - $8.5 million; 2011 - $8.5 million; 2012 - $8.8 million, and 2013 - $9.0 million.

In relation to the midstream services and marketing segment, Provident is committed to minimum lease payments under the terms of various rail tank car leases for the following five years:  2009 – $9.3 million; 2010 – $7.0 million; 2011 – $5.6 million; 2012 – $3.1 million and 2013 - $0.8 million.  Additionally, under an arrangement to use a third party interest in the Younger plant, Provident has a commitment to make payments calculated with reference to a number of variables including return on capital.  Payments for the next five years are estimated as follows:  2009 - $4.3 million; 2010 - $4.1 million; 2011 – $3.9 million; 2012 - $3.8 million and 2013 - $3.6 million.

17.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production (“COGP” or “Provident Upstream”) and Provident Midstream.

Provident Upstream includes exploitation, development and production of crude oil and natural gas reserves.  Provident Midstream includes processing, extraction, transportation, loading and storage of natural gas liquids, and marketing of natural gas liquids.

Geographically the Trust operates in Canada in the oil and gas production business segment and in Canada and the USA in the Midstream business.

Provident Energy 2008 Financial Statements and Notes

	Year ended December 31, 2008
	Provident	Provident
	Upstream	Midstream (1)	Total
Revenue
Gross production revenue	$681,336	$-	$681,336
Royalties	(123,140)	-	(123,140)
Product sales and service revenue	-	2,589,518	2,589,518
Realized loss on financial derivative instruments	(11,102)	(118,917)	(130,019)
	547,094	2,470,601	3,017,695
Expenses
Cost of goods sold	-	2,206,427	2,206,427
Production, operating and maintenance	138,173	14,938	153,111
Transportation	16,320	20,800	37,120
Foreign exchange (gain) loss and other	2,917	(19,853)	(16,936)
General and administrative	36,191	35,528	71,719
	193,601	2,257,840	2,451,441
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	353,493	212,761	566,254
Other revenue
Unrealized gain (loss) on financial derivative instruments	30,230	191,238	221,468
Other expenses
Depletion, depreciation and accretion	304,909	38,406	343,315
Goodwill impairment	416,890	-	416,890
Interest on bank debt	9,022	27,066	36,088
Interest and accretion on convertible debentures	4,986	14,958	19,944
Unrealized foreign exchange (gain) loss and other	4,296	(8,188)	(3,892)
Non-cash unit based compensation	(2,199)	(1,918)	(4,117)
Internal management charge	(689)	-	(689)
Capital tax expense	3,109	-	3,109
Current and withholding tax (recovery) expense	(212)	(4,317)	(4,529)
Future income tax (recovery) expense	(50,339)	20,574	(29,765)
	689,773	86,581	776,354
Net income (loss) for the year from continuing operations	$(306,050)	$317,418	$11,368
Net income from discontinued operations (note 15)			146,024
Net income for the year			$157,392
(1) Included in the Provident Midstream segment is product sales and service revenue of $307.9 million associated with U.S. operations.

Provident Energy 2008 Financial Statements and Notes

	As at and for the year ended December 31, 2008
	Provident	Provident
	Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,731,331	$749,172	$2,480,503
Intangible assets	-	158,336	158,336
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	209,147	37,800	246,947
Oil and gas property acquisitions, net	24,181	-	24,181
Goodwill additions (impairments)	(416,890)	-	(416,890)
Working capital
Accounts receivable	60,839	183,646	244,485
Petroleum product inventory	-	46,160	46,160
Accounts payable and accrued liabilities	114,152	129,879	244,031
Long-term debt - revolving term credit facilities	126,171	378,514	504,685
Long-term debt - convertible debentures	59,031	177,092	236,123
Financial derivative instruments (asset) liability	$(15,806)	$70,476	$54,670

Provident Energy 2008 Financial Statements and Notes

	Year ended December 31, 2007
	Provident	Provident
	Upstream	Midstream (1)	Total
Revenue
Gross production revenue	$454,179	$-	$454,179
Royalties	(87,046)	-	(87,046)
Product sales and service revenue	-	1,958,372	1,958,372
Realized gain (loss) on financial derivative instruments	1,728	(74,474)	(72,746)
	368,861	1,883,898	2,252,759
Expenses
Cost of goods sold	-	1,594,639	1,594,639
Production, operating and maintenance	112,387	14,094	126,481
Transportation	8,193	16,825	25,018
Foreign exchange (gain) loss and other	(573)	3,996	3,423
General and administrative	27,102	28,669	55,771
	147,109	1,658,223	1,805,332
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	221,752	225,675	447,427
Other revenue
Unrealized gain (loss) on financial derivative instruments	(21,324)	(192,920)	(214,244)
Other expenses
Depletion, depreciation and accretion	256,723	44,388	301,111
Goodwill impairment	-	-	-
Interest on bank debt	11,055	33,166	44,221
Interest and accretion on convertible debentures	3,672	11,015	14,687
Unrealized foreign exchange (gain) loss and other	779	-	779
Non-cash unit based compensation	3,698	4,366	8,064
Internal management charge	(1,482)	-	(1,482)
Capital tax expense	3,762	-	3,762
Current and withholding tax (recovery) expense	(254)	6,606	6,352
Future income tax (recovery) expense (2)	(122,590)	94,234	(28,356)
	155,363	193,775	349,138
Net income (loss) for the year from continuing operations	$45,065	$(161,020)	$(115,955)
Net income from discontinued operations (note 15)			146,389
Net income for the year			$30,434

(1)	Included in the Provident Midstream segment is product sales and service revenue of $297.8 million associated with U.S. operations.
(2)	Future income tax (recovery) expense includes a charge of $88.4 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.

Provident Energy 2008 Financial Statements and Notes

	As at and for the year ended December 31, 2007
	Provident	Provident
	Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,773,209	$737,062	$2,510,271
Intangible assets	-	171,793	171,793
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	146,209	31,904	178,113
Corporate acquisitions	469,795	-	469,795
Oil and gas property acquisitions, net	13,050	-	13,050
Goodwill additions (impairments)	85,946	-	85,946
Working capital
Accounts receivable	75,292	262,813	338,105
Petroleum product inventory	-	84,638	84,638
Accounts payable and accrued liabilities	132,650	214,574	347,224
Long-term debt - revolving term credit facilities	230,999	692,997	923,996
Long-term debt - convertible debentures	64,110	192,330	256,440
Financial derivative instruments (asset) liability	$13,559	$261,587	$275,146

Provident Energy 2008 Financial Statements and Notes

18.	Reconciliation of financial statements to United States generally accepted accounting principles (U.S. GAAP)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Any differences in accounting principles to U.S. GAAP as they pertain to the accompanying financial statements are not material except as described below.  All adjustments are measurement differences.  Disclosure items are not noted.

Consolidated Statements of Earnings - U.S. GAAP
For the year ended December 31, (Cdn $000s)	2008	2007

Net income as reported	$157,392	$30,434
Adjustments
Depletion, depreciation and accretion (a)	79,558	65,306
Depletion, depreciation and accretion other (a)	(813,983)	(181,551)
Goodwill impairment (g)	416,890	-
General and administrative (d)	-	483
Future income tax recovery (a) (b)	180,161	25,371
Accretion on convertible debentures (e)	3,010	2,802
Gain on sale of discontinued operations	(8,983)	-
Other adjustments to net income from discontinued operations	2,976	2,538
Net income (loss) – U.S. GAAP	$17,021	$(54,617)
Other comprehensive income (loss)	67,005	(26,000)
Comprehensive income (loss)	84,026	(80,617)
Net loss from continuing operations per unit - basic and diluted	$(0.48)	$(0.89)
Net income (loss) per unit - basic and diluted	$0.07	$(0.24)

Condensed Consolidated Balance Sheet
As at December 31, (Cdn$ 000s)	2008		2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Deferred financing charges (e)	$-	$4,921	$-	$8,266
Property, plant and equipment (a)	2,480,503	1,198,561	2,510,271	1,962,754
Goodwill (g)	100,409	517,299	517,299	517,299
Long-term assets held for sale - USOGP	-	-	2,027,604	2,046,025
Liabilities and unitholders’ equity
Current portion of convertible debentures (e)	24,871	25,109	19,198	19,931
Long-term debt - revolving term credit facilities (e)	504,685	504,912	923,996	925,266
Long-term debt - convertible debentures (e)	236,123	248,979	256,440	274,113
Future income tax liability (asset) (a) (b)	267,807	(68,733)	302,089	145,710
Long-term liabilities held for sale - USOGP	-	-	628,502	638,021
Non-controlling interests	-	-	1,100,136	1,103,031
Units subject to redemption (f)	-	1,381,352	-	2,308,273
Unitholders' equity (e) (f)	1,638,530	(279,734)	1,777,853	(926,961)

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

Provident Energy 2008 Financial Statements and Notes

from proved oil and natural gas reserves discounted at 10 percent.  Prices used in the U.S. GAAP ceiling tests are those in effect at year-end.  The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing its consolidated net earnings for U.S. GAAP purposes, the Trust recorded additional depletion in 2008 of $814.0 million (2007 – $181.6 million) and a related future income tax recovery of $214.3 million (2007 - $52.2 million) as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling tests.

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

(e)
Under Canadian GAAP Provident applies EIC Abstract 164 “Convertible and other instruments with embedded derivatives” to account for the convertible debentures.  Under U.S. GAAP, the convertible debentures are disclosed as long-term debt at their face value versus Canadian GAAP that requires discounting of the convertible debentures, accretion expense to represent the unwinding of the discounted convertible debentures and a value assigned within equity to the conversion feature component of the convertible debentures.  In addition, U.S. GAAP requires debt issue costs to be reported as deferred charges on the consolidated balance sheet.  In December 2008, the Trust repaid $19.9 million to the holders of its 8.75 percent convertible debentures.  Upon maturity, the Trust transferred $1.0 million of the equity component to contributed surplus under Canadian GAAP.  Under U.S. GAAP, this amount would not have been transferred as convertible debentures are recorded in long-term debt at face value.

(f)
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity and be reported as temporary equity at the equity’s redemption value.  Decreases in redemption value in the period (2008 - $982.6

Provident Energy 2008 Financial Statements and Notes

million; 2007 - $505.1 million) are recorded to accumulated earnings.  Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as unitholder’s equity.  The Trust’s units have a redemption feature, which qualify them to be considered under this guidance.

(g)
Under both Canadian and U.S. GAAP, goodwill is tested for impairment at least annually.  Both GAAP’s require that the fair value of the reporting unit be determined and compared to the book value of the reporting unit.  Under Canadian GAAP, this resulted in a $416.9 million impairment being recorded.  Under U.S. GAAP the book value of the reporting unit was lower than the Canadian GAAP book value, primarily due to ceiling test impairments.  Using the lower book value under U.S. GAAP results in no goodwill impairment.

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

Provident Energy 2008 Financial Statements and Notes

Oil and gas reporting disclosure

During 2008, the United States Securities and Exchange Commission adopted revisions to its oil and gas reporting disclosures contained in Regulation S-K and Regulation S-X.  These revisions change the price basis for calculating reserves from a single-day, year-end price to a monthly average price based on the first day of each month.  These revisions impact the reserves in the Trust’s accounting for depletion and its calculation of the ceiling test under US GAAP.  These revisions are effective for filings made on or after January 1, 2010 and will be applied prospectively with no retroactive restatement.

Provident Energy 2008 Financial Statements and Notes

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2008, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Provident Energy Ltd., the administrator of the registrant, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of Provident Energy Ltd., who also perform such functions for the registrant.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Independent Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2008, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

40F - 2

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mike H. Shaikh, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).  Mr. Shaikh satisfies the specified criteria for being “independent” under the rules of the New York Stock Exchange, but the registrant’s board of directors has not affirmatively made any such independence determination.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading Audit Committee Information—External Auditor Service Fees in the registrant’s Renewal Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)
The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” in the registrant’s Renewal Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

(b)
Of the fees reported under the heading “Audit Committee Information—External Auditor Service Fees” in the registrant’s Renewal Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation  S-X.

40F - 3

Off-Balance Sheet Arrangements.

The registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its results of operations, revenues, expenses, liquidity, capital expenditures, capital resources or financial condition.

Tabular Disclosure of Contractual Obligations.

Consolidated		Payment Due By Period
Cdn.$ Millions	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt – revolving term credit facilities(1)(3)	$548.8	$16.8	$532.0	$-	$-
Long-term debt – convertible debentures(2)(3)	321.6	42.5	175.8	103.3	-
Operating lease obligations	195.6	22.3	37.6	29.1	106.6
Total	$1,066.0	$81.6	$745.4	$132.4	$106.6
(1)	The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.
(2)	Includes current portion of convertible debentures.
(3)	Includes associated interest and principal payments.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Mike H. Shaikh, Hugh A. Ferguson and Bruce R. Libin.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors and Director Independence

The registrant schedules regular executive sessions in which the registrant's "non-management directors"(as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Mr. John Zaozirny serves as the presiding director (the "Presiding Director") at such sessions.  Each of the registrant's non-management directors is "unrelated" as such term is used in the rules of the Toronto Stock Exchange. The Provident Board of Directors is responsible for determining whether or not each director is independent.  In making this determination, the Board has adopted the definition of "independence" as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees ("MI-51-110").  In applying this definition, the Board considers all relationships of the directors with Provident, including business, family and other relationships.  Provident's Board of Directors also determines whether each member of Provident's Audit Committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Exchange Act.  Provident's Board of Directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

40F - 4

Communication with Non-Management Directors

Shareholders may send communications to the registrant's non-management directors by writing to the Presiding Director, c/o Lynn M. Rannelli, Assistant Corporate Secretary, Provident Energy Ltd., 2100, 250 2nd Street S.W., Calgary, Alberta, Canada  T2P 0H3.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company's website.  The registrant operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, many of which are described under the heading "Statement of Corporate Governance Practices" in the registrant's Information Circular in connection with its 2008 Annual Meeting.  However, the registrant has not codified its corporate governance principles into formal guidelines in order to post them on its website.

Board Committee Mandates

The Mandates of the registrant's audit committee, human resources and compensation committee, and nominating and corporate governance committee, are each available for viewing on the registrant's website at www.providentenergy.com, and are available in print to any unitholder who requests them.  Requests for copies of these documents should be made by contacting: Lynn M. Rannelli, Assistant Corporate Secretary, Provident Energy Ltd., 2100, 250 – 2nd Street S.W., Calgary, Alberta, Canada T2P 0H3.
Alternatively, requests for these documents may be made by contacting the registrant's Corporate Secretarial Department at (403) 296-2233 (Fax: (403) 205-3539).

40F - 5

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

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 19, 2009.

PROVIDENT ENERGY TRUST
By: Provident Energy Ltd., its administrator

By: __/s/Thomas W. Buchanan_________
Name: Thomas W. Buchanan
Title: President and Chief Executive Officer

40F - 6

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of AJM Petroleum Consultants