Form 40-F
period 2009-12-31
PROVIDENT ENERGY TRUST
filed 2010-03-22
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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

(403) 296-2233

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue
New York, NY   10011
Phone:  (212) 894-8940

 (Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Trust Units	Name of each exchange on which registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Trust Units outstanding at December 31, 2009:  264,001,588

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X                                 No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T

(s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes                                      No

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2009;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009; and

(c)
Consolidated Financial Statements for the fiscal year ended December 31, 2009 (Note 21 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ANNUAL INFORMATION FORM

For the year ended December 31, 2009

March 18, 2010

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
ABBREVIATIONS, TERMS AND CONVERSIONS	4
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	4
NON-GAAP MEASURES	5
NOTE REGARDING FORWARD-LOOKING INFORMATION	5
INCORPORATION AND STRUCTURE	8
Provident Energy Trust	8
Provident Energy Ltd	8
Provident Midstream Holdings LP	8
Provident Midstream LP	9
Provident Midstream Inc	9
Pro Holding Company	9
Provident Energy Resources Inc	9
Provident Acquisitions LP	9
INTERCORPORATE RELATIONSHIPS	10
INFORMATION CONCERNING THE TRUST, PEL, PMHLP, PERI AND OTHER ENTITIES	10
Provident Energy Trust	10
Provident Energy Ltd	18
Provident Midstream Holdings LP	19
Provident Midstream LP	20
Provident Midstream Inc	20
Pro Holding Company	20
Provident Energy Resources Inc	20
Provident Acquisitions LP	20
GENERAL DEVELOPMENT OF THE BUSINESS OF PROVIDENT	21
RISK MANAGEMENT	24
OIL AND NATURAL GAS OPERATIONS	24
NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING OPERATIONS	24
MARKET FOR SECURITIES	27
RECORD OF CASH DISTRIBUTIONS	28
PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN	29
DIRECTORS AND OFFICERS	30
AUDIT COMMITTEE INFORMATION	35
INFORMATION CONCERNING THE OIL AND GAS INDUSTRY	38
INFORMATION CONCERNING THE NATURAL GAS LIQUIDS MIDSTREAM, PROCESSING AND MARKETING INDUSTRY	42
General	42
NGL Extraction	42
NGL Fractionation	42
NGL Transportation	43
NGL Storage	43
NGL Marketing	43
Commercial Arrangements	43
RISK FACTORS	44
Oil and Gas Production Risk Factors	44
Natural Gas Liquids Midstream Processing and Marketing Business Risk Factors	49
General Risk Factors	51
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54
TRANSFER AGENT AND REGISTRAR	55
INTERESTS OF EXPERTS	55
MATERIAL CONTRACTS	55
DOCUMENTS INCORPORATED BY REFERENCE	55
PRINCIPAL HOLDERS OF TRUST UNITS	56
ADDITIONAL INFORMATION	56

SCHEDULE A - AUDIT COMMITTEE INFORMATION

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

"Midstream NGL Business" means the natural gas liquids midstream processing and marketing business acquired by Provident from EnCana Corporation, 1140102 Alberta Ltd., EnCana Midstream Inc., WD Energy Services Inc. and EnCana Kerrobert Pipelines Limited;

"Non-Resident" means a non-resident of Canada for the purposes of the Tax Act;

"NYSE" means the New York Stock Exchange;

"PALP" means Provident Acquisitions L.P.;

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

"PHC" means Pro Holding Company;

"PMHLP" means Provident Midstream Holdings LP;

"PMLP" means Provident Midstream LP;

"PMI" means Provident Midstream Inc.;

"Provident" means the Trust and, where the context requires, includes PEL, PERI, PMHLP and the other direct and indirect subsidiaries and affiliates of the Trust;

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

ABBREVIATIONS, TERMS AND CONVERSIONS

In this Annual Information Form, the abbreviations and terms set forth below have the meanings indicated.

Oil and Natural Gas Liquids		Natural Gas
bbls	barrels	mcf	thousand cubic feet
bpd	barrels of oil per day	mcfd	thousand cubic feet per day
mmbbls	million barrels	mmcfd	million cubic feet per day
mmboe	million barrels of oil equivalent	bcfd	billion cubic feet per day
NGLs	natural gas liquids	mmbtu	million British Thermal Units
		gj	gigajoule

Other
boe
means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified.  The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950
bbls	U.S. gallons	42

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained or incorporated by reference in this Annual Information Form has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").  The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form.  The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. Provident has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent.  Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The preparation of oil and natural gas reserve information in accordance with NI 51-101 differs from the reserve disclosure requirements and practices in the United States.  The primary differences between the current U.S. requirements and the NI 51-101 requirements are that: (i) U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; and (ii) U.S. standards require that the reserves and related future net revenue be estimated using a historic constant price, whereas NI 51-101 requires disclosure of reserves and related future net revenue using forecast prices.  The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook, the reference source for the definition of proved reserves under NI 51-101, differences in the estimated proved reserves quantities based on constant prices should not be material.

NON-GAAP MEASURES

In this Annual Information Form, the Trust uses the terms "cash flow" and "funds flow from operations" to refer to the cash available for debt repayments, capital programs and distribution to Unitholders and as indicators of financial performance.  "Cash flow" and "funds flow from operations" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP.  Therefore, "cash flow" and "funds flow from operations" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow" and "funds flow from operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to "cash flow" and "funds flow from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust.  The actual amount of cash that is distributed cannot be assured and future distributions may vary.  Management also uses adjusted EBITDA (as defined below) to analyze the operating performance of the Midstream business unit.  Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. adjusted EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this Annual Information Form are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items ("adjusted EBITDA"). The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the energy sector.  The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form and the documents incorporated by reference herein contain forward-looking information under applicable securities legislation. This information relates to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

Forward-looking information in this Annual Information Form includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's midstream, NGL processing and marketing business.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this Annual Information Form and the documents incorporated by reference herein may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this Annual Information Form and the documents incorporated by reference herein may include, but is not limited to, information with respect to:

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

Although the Trust believes that the expectations reflected in the forward-looking information are  reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this Annual Information Form and the documents incorporated by reference herein include, but are not limited to:

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

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forward-looking information contained in this Annual Information Form, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition;
•	Provident's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which Provident has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of Provident to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  The forward-looking information contained or incorporated by reference in this Annual Information Form is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained or incorporated by reference in this Annual Information Form is expressly qualified by this cautionary statement.

INCORPORATION AND STRUCTURE

Provident Energy Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.  The head and principal offices of the Trust are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of the Trust is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Energy Ltd.

Provident Energy Ltd. is a corporation the common shares of which are wholly-owned by the Trust.  PEL manages the Trust and manages and administers the businesses of the Trust's subsidiaries.  PEL was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to a plan of arrangement involving the Trust, PEL and Founders effective March 6, 2001.  PEL subsequently amalgamated with Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, PEL and Maxx.  PEL was also amalgamated with Richland Petroleum Corporation ("Richland") effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, PEL and Richland.  PEL was amalgamated with Provident Management Corporation pursuant to a management internalization transaction involving the Trust, PEL, Provident Management Corporation and its shareholders effective January 17, 2003.  PEL was also amalgamated with Olympia Energy Inc. and Viracocha Energy Inc. on June 1, 2004 pursuant to plans of arrangement involving the Trust, PEL, Viracocha Energy Inc. and Olympia Energy Inc.  PEL also amalgamated with Provident Acquisitions Inc. on January 1, 2010 pursuant to an internal reorganization carried out to segregate and consolidate the Trust's subsidiaries along business lines.  The head and principal offices of PEL are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PEL is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Holdings LP

Provident Midstream Holdings LP is a limited partnership registered in the Province of Alberta.  PMHLP was formed pursuant to a limited partnership agreement dated September 30, 2008.  PMHLP directly and indirectly holds substantially all of the equity interests in the subsidiaries of the Trust which hold the Midstream Business, including PMLP and PMI.  The general partner of PMHLP is Provident Midstream Holdings GP ULC, a wholly-owned subsidiary of the Trust, which holds a 0.1% interest in the limited partnership.  The Trust is the limited partner of PMHLP with a 99.9% interest in the limited partnership.  The head and principal office of PMHLP are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PMHLP is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream LP

Provident Midstream LP is a limited partnership registered in the Province of Alberta.  PMLP was formed pursuant to a limited partnership agreement dated December 8, 2005.  PMLP directly and indirectly holds the Canadian partnership interests acquired pursuant to the Midstream NGL Acquisition.  The general partner of PMLP is Provident GP Inc. which holds a 0.1 percent interest in the partnership.  PMHLP and PMI are the limited partners of PMLP with a 99.9 percent total interest in the partnership.  PMLP also holds a 98.5 percent partnership interest in Empress NGL Partnership, a general partnership formed under the laws of Alberta, which in turn holds a 99 percent partnership interest in Kinetic Resources LPG, a general partnership formed under the laws of Alberta.  The head and principal offices of PMLP are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PMLP is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Inc.

Provident Midstream Inc. is a corporation wholly-owned by Pro Holding Company.  PMI was incorporated under the ABCA on June 6, 2005.  PMI holds an interest in PMLP  The head and principal offices of PMI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PMI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta  T2P 4H3.

Pro Holding Company

Pro Holding Company is a corporation owned by PMHLP (common shares) and PEL (preferred shares).  PHC was incorporated in the State of Delaware on June 7, 2004.  PHC owns all of the shares of Pro US LLC and Pro Midstream Company which in turn hold all of the partnership interests in the Kinetic Resources U.S.A. partnership.  Pro US LLC holds all of the assets located in the U.S. acquired as a result of the Midstream NGL Acquisition, other than those held by the Kinetic Resources U.S.A. partnership.  PHC also owns the common shares of PMI.  The head and principal offices of PHC are located at 654 N Sam Houston Pkwy E. Houston, Texas 77060-5919.  The registered office of PHC is located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

Provident Energy Resources Inc.

Provident Energy Resources Inc. is a corporation wholly-owned by the Trust.  PERI was incorporated under the ABCA on May 9, 2007.  PERI directly and indirectly holds substantially all of the Trust's crude oil and natural gas production assets.  PERI amalgamated with Capitol Energy Resources Ltd. on June 21, 2007 and amalgamated with Triwest Energy Inc. on December 4, 2007.  The head and principal offices of PERI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PERI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Acquisitions LP

Provident Acquisitions LP is a limited partnership registered in the Province of Alberta.  PALP was formed pursuant to a limited partnership agreement dated April 19, 2002.  The general partner of PALP is 1398850 Alberta Ltd., a wholly-owned subsidiary of PERI, which holds a 1 percent interest in PALP.  PERI is the limited partner of PALP with a 99 percent interest in the partnership.  The head and principal offices of PALP are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  The registered office of PALP is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

INTERCORPORATE RELATIONSHIPS

The following diagram of the Trust and its material subsidiaries describes the flow of cash from the oil and gas properties and the midstream, NGL processing and marketing business to the Trust as of March 18, 2010.

Notes/Royalties
Notes / Royalties
Provident Energy Trust
Provident Midstream Holdings LP
Notes
Notes/Royalties
Provident Energy Ltd.
Preferred Shares
Notes
Pro Holding Company (Delaware)
Provident Energy Resources Inc.
Note
Pro US LLC (Delaware)
Pro Midstream Company (Delaware)
Notes
Provident Midstream Inc.
Kinetic Resources USA (Michigan)
Provident Midstream LP
Provident Acquisition LP
Empress NGL Partnership
Kinetic Resources LPG

INFORMATION CONCERNING THE TRUST, PEL, PMHLP, PERI AND OTHER ENTITIES

Provident Energy Trust

Cash Flow

The Trust indirectly holds interests in petroleum and natural gas properties and the natural gas liquids midstream processing and marketing business through PERI, PMHLP and various other subsidiaries.  Cash flow from the petroleum and natural gas properties flows from PERI and certain other subsidiaries to the Trust by way of royalty payments and interest payments and principal repayments on notes issued to the Trust and PEL from time to time. Cash flow from the Midstream Business flows from PMHLP and its subsidiaries to the Trust by way of interest payments and principal repayments on notes issued to PMHLP and by way of partnership distributions from the subsidiaries of PMHLP to PMHLP and from PMHLP to the Trust.  Distributable income generated by the royalty payments, interest payments, principal repayments and partnership distributions is then distributed monthly to the Unitholders.

Under the terms of the Trust Indenture the Trust is also entitled to (i) invest in securities of subsidiaries from time to time; (ii) acquire royalties; (iii) temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of the Trust and paying amounts payable by the Trust in connection with the redemption of any Trust Units and making distributions to Unitholders; (iv) acquire or invest in Subsequent Investments; and (v) pay the costs, fees and expenses associated with or incidental to the foregoing.

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date in amounts comprised of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses.  In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal to the Trust on notes issued by the Trust from time to time.

The Trust seeks to provide cash distributions, subject to, among other things, fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, financial derivative contract receipts and payments, taxes, direct expenses of the Trust, reclamation fund contributions, fluctuations in the demand for NGLs and natural gas, competition from other industry participants, operational matters and hazards related to the natural gas liquids midstream processing and marketing business, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by PEL on behalf of the Trust.

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

Initial 6.5 Percent Debentures

In March 2005, the Trust issued $100.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The Initial 6.5 Percent Debentures mature on August 31, 2012 and bear interest at a rate of 6.5 percent per annum, payable semi-annually in arrears on August 31 and February 28 in each year.  The Initial 6.5 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of August 31, 2012 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $13.75 per Trust Unit, subject to adjustment in certain circumstances.  Prior to maturity, the Trust may redeem the Initial 6.5 Percent Debentures in whole or in part from time to time at a price of $1,025 per Initial 6.5 Percent Debenture on or before August 31, 2010, and after August 31, 2010 and prior to maturity at a price of $1,000 per Initial 6.5 Percent Debenture, in each case plus accrued and unpaid interest.  On redemption or maturity of the Initial 6.5 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the Initial 6.5 Percent Debenture holder.  As of March 18, 2010, there was $99.0 million aggregate principal amount of Initial 6.5 Percent Debentures outstanding.

Supplemental 6.5 Percent Debentures

In November 2005, the Trust issued $150.0 million aggregate principal amount of convertible unsecured subordinated debentures.  The Supplemental 6.5 Percent Debentures mature on April 30, 2011 and bear interest at a rate of 6.5 percent per annum, payable semi-annually in arrears on April 30 and October 31 in each year.  The Supplemental 6.5 Percent Debentures are convertible at the option of the holder into Trust Units at any time prior to the earlier of April 30, 2011 and the business day immediately preceding any date specified by the Trust for redemption at a conversion price of $14.75 per Trust Unit, subject to adjustment in certain circumstances.  Prior to maturity, the Trust may redeem the Supplemental 6.5 Percent Debentures in whole or in part from time to time at a price of $1,025 per Supplemental 6.5 Percent Debenture, plus accrued and unpaid interest.  On redemption or maturity of the Supplemental 6.5 Percent Debentures, the Trust may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Trust Units to the Supplemental 6.5 Percent Debenture holder.  As of March 18, 2010, there was $150.0 million aggregate principal amount of Supplemental 6.5 Percent Debentures outstanding.

Debt Financing

The Trust has entered into a credit agreement (the "Canadian Credit Facility") dated as of May 4, 2007, as amended, among the Trust, National Bank of Canada, as administrative agent, and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Canadian Credit Facility, the Lenders have agreed to provide the Trust with a total credit facility of $1.125 billion, comprised of a revolving term credit facility in the principal amount of $1.105 billion (or the equivalent in U.S. dollars) and an operating credit facility in the principal amount of $20 million (or the equivalent in U.S. dollars) for the general corporate purposes of the Trust.  In 2009, the total credit facility was reduced by $95 million to $1.030 billion due to asset dispositions in Provident's upstream business unit.  On March 1, 2010 the total credit facility was reduced by a further $50 million to $980 million as a result of the sale of the West Central Alberta operating area.  As of March 18, 2010, based on the terms and conditions of the Canadian Credit Facility, the Trust has access to $909 million of the total facility.  The borrowing capacity of the Canadian Credit Facility is re-measured quarterly.

The Canadian Credit Facility bears interest in accordance with a pricing grid based on the Trust's debt to adjusted EBITDA multiple calculated using a rolling twelve month adjusted EBITDA.  Based on the Trust's adjusted EBITDA for the year ended December 31, 2009, the interest rate pursuant to the pricing grid is Canadian bankers acceptance plus 1.00 percent.  The Canadian Credit Facility is secured by a first fixed and floating charge debenture, a general assignment of book debts, a negative pledge and an undertaking to provide, if determined necessary by the Lenders, first charges over major petroleum and natural gas reserves of Provident.

The Trust may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans.  At December 31, 2009, $265.0 million (excluding outstanding letters of credit to trade accounts) was drawn on the Canadian Credit Facility.

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

Residents of Canada are eligible to elect options (a), (b), or (c). Due to regulatory restrictions, residents of the United States are eligible to elect option (a) only at this time.  See "Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan" in this Annual Information Form.

Taxation of the Trust

The Trust is a unit trust and a mutual fund trust for purposes of the Tax Act.  The legislation implementing the proposals announced by the Department of Finance (Canada) ("Finance") on October 31, 2006 respecting the taxation of certain "specified investment flow-through" ("SIFT") trusts and SIFT partnerships and their unitholders (the "SIFT Rules") received Royal Assent and became law on June 22, 2007.  The SIFT Rules impose a tax at the entity level on distributions of certain income from SIFT trusts (which would include the Trust) and partnerships at a rate of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholders.  Existing SIFT trusts have a transition period, and subject to the qualifications below, will not be subject to the SIFT Rules until January 1, 2011.  The application of the SIFT Rules to the Trust is expected to result in adverse tax consequences to the Trust and indirectly, to certain Unitholders, including most particularly Unitholders that are tax deferred trusts (such as registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans) and non-residents of Canada, and may impact cash distributions from the Trust.

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

On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual permitted expansion amount for each of 2009 and 2010 so that any remaining amount is available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staging a portion of the normal growth room over the 2009 and 2010 years.

The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $2,776 million.  The Trust's "safe harbour" equity growth amount for the period ending December 31, 2009 was approximately $2,221 million and for calendar year 2010 is an additional approximately $555 million.  In 2007, 2008 and 2009, the Trust issued total equity amounting to $580 million.

While these Guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

The Trust is evaluating the alternatives available pursuant to the Conversion Rules but has not yet reached a conclusion as to the appropriate alternative for the Trust.  If the Trust completes a conversion to a corporate structure, the nature of a Unitholder's investment will change.  Provident does not currently anticipate that the conversion from an income trust to a corporation will create a taxable event for Canadian Unitholders.  However, the final form, structure and steps involved in the conversion transaction have not yet been finalized and as a result no assurance can be given as to the Canadian and U.S. income tax consequences of any such conversion or that the conversion will not result in a taxable event.

Subsequent to a conversion to a corporation, Canadian individual shareholders would receive taxable dividends eligible for the dividend tax credit. The tax impact of the dividends may be different for shareholders depending on the jurisdiction in which they are resident for tax purposes and whether they are holding their investment in a taxable account or tax-deferred account.  For Unitholders subject to U.S. federal income taxes, the taxation of qualified dividends at capital gains rates will end at the end of 2010, after which dividends will be taxed at ordinary U.S. federal income tax rates, unless legislation is enacted extending the favourable treatment of qualified dividends.  The Canadian withholding tax on dividends will be consistent with the current treatment of trust distributions.  The Board of Directors and management continue to evaluate options, including a possible conversion to a corporation, to best position Provident beyond 2010.  See "Risk Factors - General Risk Factors".

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

If at any time the board of directors of PEL determines, in its sole discretion, or becomes aware that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination, PEL will take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

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

If at any time the board of directors of PEL, in its sole discretion, determines that it is in the best interest of the Trust, PEL, notwithstanding the ability of the Trust to continue to rely on subsection 132(7)(a) of the Tax Act for the purpose of qualifying as a "mutual fund trust" under the Tax Act, may (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to Provident that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as PEL may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days.

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

Provident Energy Ltd.

The principal business of PEL is to manage and administer the operating activities associated with the oil and gas properties and the natural gas liquids midstream processing and marketing business. PEL currently has 464 employees, consultants and contract operators at its head office location and in several field offices within the operating areas of Northwest Alberta, Dixonville, West central Alberta and Southern Alberta, and the NGL midstream facilities in Redwater and Empress, Alberta, Sarnia, Ontario, Lynchburg, Virginia and Houston, Texas.

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

Common Shares

All of the issued and outstanding common shares of PEL are held by the Trust. Each common share of PEL entitles its holder to receive notice of and to attend all meetings of the shareholders of PEL and to one vote at such meetings.  The holders of the common shares are, at the discretion of the board of directors of PEL and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares.  All such common shares are entitled to share equally in any distribution of the assets of PEL upon the liquidation, dissolution, bankruptcy or winding-up of PEL or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.  Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the common shares.

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

Provident Midstream Inc.

PMI holds an interest in PMLP  The Trust receives cash flow from PMI by way of interest and principal payments on debt owing from PMI to PMHLP which is then distributed to the Trust by way of distributions on limited partnership units.

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

Provident Energy Resources Inc.

PERI is a direct wholly owned subsidiary of the Trust.  PERI is managed by PEL.  PERI is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.  PERI directly and indirectly holds substantially all of the Trust's crude oil and natural gas production assets.

Royalties

PERI has granted certain royalties to the Trust which entitle the Trust to cash distributions in respect of the production from oil and gas properties held by PERI.

PERI is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the royalties, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, these royalties shall burden only the working interest retained by or reserved to PERI.

Notes

PERI has issued notes to the Trust and PEL in connection with certain acquisitions and other transactions.  Cash flow from PERI's producing properties distributed from PERI includes interest payments and principal repayments on the various notes held by the Trust and PEL.

Provident Acquisitions L.P.

PALP holds certain Southern Alberta oil and gas properties.  PERI is the limited partner of PALP and holds a 99 percent interest in the partnership.  The general partner of PALP is 1398850 Alberta Ltd., a wholly-owned subsidiary of PERI, which holds a 1 percent interest in PALP.

GENERAL DEVELOPMENT OF THE BUSINESS OF PROVIDENT

The following information describes the development of the business of Provident over the last three completed financial years.

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

PERI and Triwest were subsequently amalgamated on December 4, 2007 with the resulting amalgamated company continuing as "Provident Energy Resources Inc.".

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

On June 17, 2008, the Trust sold a portion of its U.S. oil and gas production business, consisting of its 22 percent interest in BreitBurn MLP and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million.  The Trust recorded a gain on sale of $187.9 million and $127.7 million in current tax expense, related to this transaction.  Proceeds from the sale were applied to Provident's Canadian Credit Facility.

On August 26, 2008, the Trust closed the sale of the remaining portion of its U.S. oil and gas production business, comprised of an approximate 96 percent interest in BEC L.P., for total consideration of U.S. $300.4 million, consisting of cash proceeds, net of transaction costs, of U.S. $290.4 million and a U.S. $10 million note.  The Trust recorded a gain on sale of $75.7 million and $66.9 million in current tax expense related to this transaction.  Proceeds from the sale were applied to Provident's Canadian Credit Facility.

On October 1, 2008, the Trust implemented certain internal reorganization transactions intended to better segregate the structure of the Trust's subsidiaries along business lines.  As a result of these transactions, the entities which carry on the Midstream Business are now largely held by PMHLP.

During the strategic review process announced in February of 2008, it was determined that the sale of the United States oil and natural gas production ("USOGP") business was an important step in optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident's component businesses and optimizing Provident's structure.  Following the sale of USOGP, management and the Board of Directors evaluated the complete spectrum of strategic options available for Provident's remaining Canadian oil and gas production and midstream business units.  In May 2009, after an extensive review, it was determined that in the context of the macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets at that time), it was in the best interest of Unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.  Provident also completed an internal reorganization to improve the efficiency and competitiveness of the businesses.  The internal reorganization was designed to improve the focus of each business unit, improve management's line of sight to the key performance measures in each business, and reduce general and administrative costs.

As the macroeconomic environment evolved throughout 2009, the Trust determined it was appropriate to sell certain non-strategic upstream producing oil and natural gas assets.  The Board of Directors and management continue to evaluate options that will best position Provident beyond 2010 when the Trust distributions become subject to tax.  The internal reorganization and 2009 divestitures resulted in staff reductions at all levels of the organization, including senior management.  For the year ended December 31, 2009, strategic review and restructuring costs were $12.3 million.  The costs were comprised primarily of severance, consulting and legal costs.

On August 12, 2009, Provident entered into an agreement with BP Canada to purchase an additional 6.15 percent interest in the Sarnia fractionation facility operated by BP Canada for an immediate payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010.  The acquisition increased the Trust's ownership in the Sarnia fractionator to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East System by approximately 7,400 bpd to approximately 20,000 bpd in total.

On August 24, 2009, PEL and certain of the Trust's other subsidiaries entered into an agreement with Crescent Point Energy Corp. ("Crescent Point") to sell certain oil and natural gas production assets located primarily in Southeast and Southwest Saskatchewan, including interests, royalties and all associated assets, equipment, production facilities, gathering systems, seismic and contractual arrangements, to Crescent Point for a purchase price of $225 million in cash, subject to normal closing adjustments.  Second quarter production from the Southeast Saskatchewan properties averaged 2,680 barrels of light crude oil per day and from the Southwest Saskatchewan properties was 4,346 mcfd of natural gas and 242 barrels of oil for a combined average production of 3,646 boed.  At June 30, 2009, combined proved plus probable ("P+P") reserves for these areas equalled approximately 10.2 million boe.  The sale of these assets reflected transaction metrics of $61,710 per flowing boed and $22.06 per boe of P+P reserves.

On September 30, 2009, the Trust announced that it had closed the sale of its oil and natural gas assets in Southeast and Southwest Saskatchewan to Crescent Point for cash consideration of $226 million including closing adjustments.  Effective September 30, 2009, the Trust also completed the sale of a minor property in the Lloydminster area of Alberta (Dolcy) for $13 million.  Proceeds from both dispositions were initially applied to Provident's Canadian Credit Facility.

On October 28, 2009, the Trust announced it had entered into an agreement with Emerge Oil & Gas Inc. ("Emerge"), a private oil and gas company, to sell the Trust's oil and natural gas assets in the Lloydminster area for total consideration of $85 million, consisting of $68 million in cash and $17 million in equity of Emerge.  Production from these assets during the third quarter of 2009 was 2,200 boed and was predominantly heavy oil.  P+P reserves were approximately 4.4 million boe as of June 30, 2009.  The sale of these assets reflected transaction metrics of $39,545 per flowing boed and $19.77 per boe of P+P reserves.  The Trust completed the sale of these assets on November 30, 2009.  Proceeds from the sale were initially applied to Provident's Canadian Credit Facility.

On November 25, 2009, the Trust announced that it had entered into an agreement with Dow Chemical Canada to purchase a commercial storage facility in Corunna, Ontario.  Located in close proximity to the Trust's Sarnia operations, the 1,000 acre site has an active cavern storage capacity of 12.1 mmbbls, consisting of 5.0 mmbbls of hydrocarbon storage and 7.1 mmbbls currently used for brine storage.  In addition, the facility has 13 pipeline connections and a small rail offloading facility.  The acquisition is expected to close by the end of the second quarter of 2010.

On December 23, 2009, the Trust entered into an agreement with Storm Ventures International Inc., a private oil and gas company, to sell oil and natural gas assets in West Central Alberta for cash consideration of $190 million, prior to normal closing adjustments.  The West Central Alberta operating area produces approximately 5,000 boed, comprised of approximately 70 percent natural gas and 30 percent liquids.  Total proved reserves were 10.5 mmboe at September 30, 2009, while P+P reserves were approximately 14.6 mmboe.  The sale reflects transaction metrics of $38,000 per flowing boed, $18.15 per boe of proved reserves and $13.02 per boe of P+P reserves. This transaction closed March 1, 2010, with an October 1, 2009 effective date.  Net proceeds from this disposition in the amount of $177 million were used to reduce outstanding debt under Provident's Canadian Credit Facility.

Effective January 1, 2010, the Trust completed an additional internal reorganization intended to further segregate and consolidate the Trust's subsidiaries along business lines.  As a result of the internal reorganization transactions, the Trust's oil and natural gas production business was consolidated in PERI and certain of its subsidiaries.

RISK MANAGEMENT

Details of Provident's commodity price risk management program and the financial instruments in place at December 31, 2009 are available in Note 14 to the Trust's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2009 and are incorporated by reference herein.  The Trust's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2009 have been filed on SEDAR and are available under the Trust's issuer profile at www.sedar.com.

Provident mitigates certain other risks through the purchase of property insurance, business interruption insurance, liability/pollution insurance and well control insurance to manage the risks associated with the operation of Provident's assets.  Provident also purchases directors and officers insurance.

OIL AND NATURAL GAS OPERATIONS

Information concerning Provident's oil and gas reserves and other information relating thereto is contained in the Statement of Reserves Data and other Oil and Gas Information on Form 51-101F1 which has been filed on SEDAR at www.sedar.com.

Provident's reserves were evaluated by McDaniel and AJM effective December 31, 2009, in accordance with NI 51-101.  McDaniel and AJM are independent qualified reserves evaluators appointed pursuant to NI 51-101.  The McDaniel evaluation report is dated March 1, 2010 with a preparation date of December 31, 2009.  The AJM evaluation report is dated March 1, 2010 with a preparation date of December 31, 2009.

The Trust's Statement of Reserves Data and Other Oil and Gas Information on Form 51-101F1, the Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2 from each of McDaniel and AJM both dated March 1, 2010 and the Report of Management and Directors on Oil and Gas Disclosure on Form 51-101F3 dated March 11, 2010 have been filed on SEDAR at www.sedar.com and are incorporated by reference in this Annual Information Form.

NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING OPERATIONS

The Midstream Business

The Midstream Business unit extracts, processes, stores, transports and markets NGLs for Provident and offers these services to third party customers.  The Midstream Business contains three business lines.

The Empress East business line is comprised of the following core assets:

•
Approximately 2.0 bcfd of extraction capacity at Empress Alberta.  This is the combination of 67.5 percent ownership of the 1.2 bcfd capacity Provident Empress NGL Extraction plant, 33.0 percent ownership in the 2.7 bcfd capacity BP Empress 1 Plant, 12.4 percent ownership in the 1.1 bcfd capacity ATCO Plant and 8.3 percent ownership in the 2.4 bcfd capacity Spectra Plant.

•	100 percent ownership of a 50,000 bpd debutanizer at Empress Alberta which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil.

•
50 percent ownership in the 130,000 bpd Kerrobert Pipeline which transports NGL from Empress to Kerrobert, Saskatchewan, and 50 percent ownership in a 2.5 mmbbls underground storage facility near Kerrobert which facilitates injection of NGLs into the Enbridge Pipeline System.  Along the Enbridge Pipeline System, Provident holds 18.3 percent ownership of a 300,000 barrel storage staging facility required for transfer of NGL between Enbridge lines at Superior, Wisconsin, and 18.3 percent ownership of the 10,000 bpd Superior Depropanizer which extracts up to 6,600 bpd of propane for sale in the local market.

•
In Sarnia, Ontario, 16.5 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbls of raw product storage capacity and 18.0 percent of 5.0 mmbbls of finished product storage and a rail, truck and pipeline terminalling facility.  An additional 0.5 mmbbls of specification product storage is also available in the Sarnia area.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 300 rail cars in the east under long term lease agreement.

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  There is also a differential between propane, butane and condensate (collectively, these products are referred to as "propane-plus") prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio and crude oil price changes.  Operating margins reflect the prices realized on sale of these products less the weighted average cost of purchasing, fractionating, storing and transporting the products.  The propane business is seasonal and carries inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

The Redwater West business line is comprised of the following core assets:

•
100 percent ownership of the Redwater NGL Fractionation Facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, finished product truck loading facilities, seven million gross barrels of salt cavern storage, and a 75,000 bpd condensate rail offloading facility with a 500 railcar marshalling and storage yard.

•	The Redwater facility is the only facility in Western Canada that can fractionate a high sulphur ethane-plus mix.

•	Approximately 7,000 bpd of leased fractionation capacity at other facilities.

•
43.3 percent direct ownership and 100 percent control of all products from the 38,500 bpd Younger NGL extraction plant located at Taylor in northeastern British Columbia.  The Younger Plant supplies local markets as well as Provident's Redwater plant near Edmonton.

•
100 percent ownership of the 565 kilometre proprietary Liquids Gathering System ("LGS") that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation.  The LGS connects to Pembina Pipeline at La Glace Alberta. Provident has long-term shipping rights on Pembina Pipeline, extending the NGL supply transportation network through to the Redwater fractionation facility.

•	A rail car fleet of approximately 700 rail cars in the west under long term lease agreement.

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread has a smaller impact on margin than in the Empress East business line.  This facility also has the largest rail rack in western Canada to receive products for delivery into the local condensate market.  Provident has considerably increased its condensate market presence at Redwater through condensate marketing, third-party terminalling and, most recently, condensate storage.  During the third quarter of 2009, two of Provident's three new 500,000 barrel storage caverns at Redwater were placed into condensate service.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within the Commercial Services business line, while income relating to proprietary condensate marketing activities remains within the Redwater West business line.

The Empress East and Redwater West business lines are supported by Provident's integrated marketing arm which has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident's integrated suite of transportation, storage and logistics assets to access markets across North America.  Due to its broad marketing scope, Provident's NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America.  By strategically building inventories of specification products which are then distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident's marketing group also generates margins by taking advantage of locational price differentials and arbitrage trading opportunities.  Margins generated through marketing activities are included within the Empress East and Redwater West business lines.

The Commercial Services business line includes services such as fractionation, storage and loading and unloading at Provident's Redwater facility on a fee basis.  It also includes pipeline tariff income from Provident's ownership of the Liquids Gathering System in Northwest Alberta which flows into Pembina's pipeline from LaGlace to Redwater.  Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia.  Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil.  This service is provided to a major energy company on a long term cost of service basis.  Earnings from this business line of the Midstream segment have little direct exposure to market price volatility and are thus relatively stable.

Long term contracts

At the Redwater fractionation facility, a significant portion of the available propane plus fractionation capacity is contracted through a long term fee for service arrangement with third parties.

The ethane produced from Provident's facilities at Empress and Redwater is largely sold under long term contracts.

In 2006 and early 2007, Provident commissioned a condensate rail off-loading terminal at Redwater with current capacity of 75,000 bpd, a significant portion of which is under long term contracts with various third parties, a number of which are major energy producers.

The majority of the condensate storage capacity at Redwater is sold under long term contracts to various third parties, a number of which are major energy producers, with terms averaging from two to five years.

Provident has a long term contract on a cost of service basis for the majority of its 50,000 bpd Empress debutanizer facility with a major energy producer.

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol PVE.UN and the NYSE under the symbol PVX.  The Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures of the Trust are listed and posted for trading on the TSX under the symbol PVE.DB.C and PVE.DB.D, respectively.

The following table summarizes the Trust Unit and debenture trading activity for the periods indicated on both the Toronto Stock Exchange and the New York Stock Exchange, as applicable.

Toronto Stock Exchange

Trust Units (PVE.UN)

Period	High ($)	Low ($)	Volume (000's)
2009
January	6.61	5.33	6,068
February	5.66	3.59	6,591
March	5.17	2.90	9,219
April	5.61	4.50	5,894
May	6.50	5.23	9,736
June	6.43	5.38	7,180
July	5.65	4.69	6,309
August	5.85	5.40	5,421
September	6.46	5.54	5,880
October	7.22	5.64	7,290
November	7.36	6.46	6,144
December	7.35	6.71	4,912

8 Percent Debentures (PVE.DB.B)

Period	High ($)	Low ($)	Volume
2009
January	100.00	96.02	12,930
February	100.00	97.25	5,720
March	100.00	97.00	39,850
April	100.98	99.35	5,740
May	100.45	99.98	16,840
June	100.99	100.25	40,350
July	100.25	99.50	2,040

Note:
(1)
The Trust repaid $25.1 million to the holders of the 8 Percent Debentures, which matured on July 31, 2009.  The 8 Percent Debentures were subsequently de-listed from the TSX.  No 8 Percent Debentures remain outstanding as of the date hereof.

Initial 6.5 Percent Debentures (PVE.DB.C)

Period	High ($)	Low ($)	Volume
2009
January	78.00	65.00	9,360
February	78.97	70.75	5,130
March	74.00	60.00	10,990
April	78.00	72.60	36,680
May	89.50	77.50	75,500
June	92.50	87.01	74,250
July	94.74	92.00	13,960
August	99.49	94.26	19,395
September	99.00	97.80	18,680
October	99.79	97.81	77,450
November	102.00	98.31	23,510
December	103.00	100.01	7,890

Supplemental 6.5 Percent Debentures (PVE.DB.D)

Period	High ($)	Low ($)	Volume
2009
January	88.00	77.95	8,930
February	82.99	78.00	5,640
March	80.00	70.00	140,780
April	85.00	79.00	55,140
May	93.00	84.95	32,430
June	96.00	93.25	17,320
July	97.00	94.50	60,030
August	99.50	96.50	47,030
September	99.99	98.25	36,240
October	100.00	98.56	27,420
November	101.75	99.50	25,950
December	101.99	100.50	14,930

New York Stock Exchange

Trust Units (PVX)

Period	High (U.S.$)	Low (U.S.$)	Volume (000's)
2009
January	5.60	4.31	26,393
February	4.60	2.88	26,909
March	4.20	2.23	39,274
April	4.60	3.55	22,340
May	5.56	4.40	31,638
June	5.70	4.67	29,547
July	5.12	4.00	24,682
August	5.37	4.95	20,977
September	6.08	5.00	26,381
October	6.87	5.19	41,871
November	6.99	6.01	35,888
December	6.90	6.35	26,232

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions declared and paid by the Trust since its inception.

	Distribution Amount (Cdn$)	Distribution Amount (US$)(1)
2001 March - December	$2.54	$1.64

2002 January - December	$2.03	$1.29

2003 January - December	$2.06	$1.47

2004
January - December	$1.44	$1.10

2005
January - December	$1.44	$1.20

2006
January - December	$1.44	$1.26
2007
January - December	$1.44	$1.35

2008
January - December	$1.38	$1.29

2009
January - December	$0.75	$0.67

2010
January	$0.06	$0.06
February	$0.06	$0.06
March	$0.06	$0.06
Total to date for 2009	$0.18	$0.18

Since its inception, the Trust has paid an aggregate of $14.70 (U.S.$11.45) in cash distributions to Unitholders.

Note:
(1)	The exchange rate is based on the Bank of Canada noon rate on the payment date.

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

The Plan was implemented in May 2002. The following table provides the details of the DRIP since January 2008.

		Premium Distribution	5 percent Discounted Unit Price for Distribution Reinvestment Purchase Plans
Payable Date	Regular Distribution	102 percent of Regular Distribution(1)	15 Day Weighted Average Unit Price(2)	5 percent Discounted Unit Price
15-March-10	$0.06	$0.0612	$8.4212	$8.0001
12-Feb-10	$0.06	$0.0612	$8.3999	$7.9499
15-Jan-10	$0.06	$0.0612	$7.5170	$7.1412
15-Dec-09	$0.06	$0.0612	$6.8251	$6.4838
13-Nov-09	$0.06	$0.0612	$6.9186	$6.5727
15-Oct-09	$0.06	$0.0612	$6.0783	$5.7744
15-Sept-09	$0.06	$0.0612	$5.6916	$5.4070
14-Aug-09	$0.06	$0.0612	$5.4225	$5.1514
15-July-09	$0.06	$0.0612	$5.3299	$5.0634
15-Jun-09	$0.06	$0.0612	$5.8104	$5.5199
15-May-09	$0.06	$0.0612	$5.6934	$5.4087
15-Apr-09	$0.06	$0.0612	$4.9339	$4.6872
13-Mar-09	$0.06	$0.0612	$3.3584	$3.1905
13-Feb-09	$0.09	$0.0918	$5.5381	$5.6212
15-Jan-09	$0.09	$0.0918	$5.6991	$5.4141
15-Dec-08	$0.09	$0.0918	$5.4147	$5.1440
14-Nov-08	$0.12	$0.1224	$7.2646	$6.9014
15-Oct-08	$0.12	$0.1224	$8.3030	$7.8879
15-Sept-08	$0.12	$0.1224	$10.6818	$10.1477
15-Aug-08	$0.12	$0.1224	$10.5688	$10.0404
15-July-08	$0.12	$0.1224	$11.0744	$10.5207
13-Jun-08	$0.12	$0.1224	$11.5608	$10.9826
15-May-08	$0.12	$0.1224	$11.2476	$10.6852
15-Apr-08	$0.12	$0.1224	$11.0007	$10.4507
14-March-08	$0.12	$0.1224	$10.6251	$10.0938
15-Feb-08	$0.12	$0.1224	$10.1047	$9.5995
15-Jan-08	$0.12	$0.1224	$10.0892	$9.5847

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

Materials relating to the DRIP are available under the Trust's issuer profile on SEDAR at www.sedar.com and on the Trust's website at www.providentenergy.com or by contacting Provident by phone at (403) 296-2233 or by mail at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of PEL, their principal position with PEL and their principal occupations.  The Trust does not have any directors or officers.  All of the persons listed below have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below.  Each of the directors below will remain in office until the next annual meeting of Unitholders scheduled on May 13, 2010.

Name and Background	Number of Trust Units Beneficially Owned or Controlled or Directed
John B. Zaozirny(2) of Calgary, Alberta is Chairman of the Board. He also serves as vice-chairman and director of Canaccord Financial Inc. Mr. Zaozirny was the Alberta Minister of Energy and Natural Resources from 1982 to 1986. He has been a director of PEL since 2001 and is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Trust, Coastal Energy Company, Computer Modelling Group Ltd., Pacific Rubiales Energy Corp. and PetroAmerica Oil Corporation and is chair and director of Pengrowth Energy Trust and Lead Independent Director of Terravest Income Fund.	93,669
Grant D. Billing(2) of Calgary, Alberta is the Chairman and Chief Executive Officer and a director of Superior Plus Corp., a diversified company, since 1998. He has been a director of PEL since 2001.	69,700(4)
Thomas W. Buchanan of Calgary, Alberta has been the Chief Executive Officer and a director of PEL since March 2001.  Mr. Buchanan has also been the President of PEL since June 30, 2006.  Prior thereto he was Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001.  He is also a director of Emera Inc. and Hawk Exploration Ltd.

980,227(4)
Hugh A. Fergusson(1)(3) of Calgary, Alberta is the former Vice President and Director with Dow Chemical Canada Inc.  He has been a director of PEL since 2005 and is also a director of Altagas Income Trust and Canexus Income Fund.

12,450(4)
Randall J. Findlay(3) of Calgary, Alberta has been a director of PEL since March 2001. Mr. Findlay was also the President of PEL from March 2001 until June 30, 2006. Prior thereto he was Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001. He is also chair and a director of Canadian Helicopters Income Fund and a director of Pembina Pipelines Income Fund, Superior Plus Corp. and Wellpoint Systems Inc.	457,378
Norman R. Gish(2)(5) of Calgary, Alberta is an independent businessman.  He is also a director of Superior Plus Corp. and Chairman and Director of Quadrise Canada Corporation. Previously, president of Gish Consulting Inc. (energy consulting) from 2001 to 2007.

7,000(4)
Bruce R. Libin(1)(3) of Calgary, Alberta is President and a Director of Destiny Resource Services Corp., a resource services company. From December 2000 to March 2010 he was Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp. He has also been President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. He has been a director of PEL since 2001 and is also Chairman of Winstar Resources Ltd.	190,602
Dr. Robert W. Mitchell(3) of Calgary, Alberta has been an independent businessman since September 2003. From 1984 to September 2003, he was Executive Vice President of Talisman Energy Inc., a public oil and gas company. He has been a director of PEL since 2004 and is also a director of Winstar Resources Ltd.	15,000
M.H. (Mike) Shaikh(1)(6) of Calgary, Alberta is a chartered accountant. He has been a director of PEL since 2001 and is also a director of Hawk Exploration Ltd.	173,942(4)
Jeffrey T. Smith(2)(3) of Calgary, Alberta is an independent businessman. He has been a director of PEL since 2001 and is also a director of Compton Petroleum Ltd.	10,400
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

(5)
Mr. Gish was until August 20, 2009 a director of 4504020 Canada Inc. (formerly Railpower Technologies Corp. ("Railpower"), a reporting issuer in all provinces and territories of Canada that filed for court protection under the Companies' Creditors Arrangement Act (Canada) in Canada and under Chapter 15 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Western District of Pennsylvania on February 4, 2009 and February 6, 2009, respectively.  On May 29, 2009, Railpower concluded the sale of all of its assets, except cash on hand and on deposit in financial institution, the land and property located in St.-Jean-sur-Richelieu (Quebec) and two road switching locomotives, to R.J. Corman Railroad Group LLC, a Kentucky limited liability company.  The court protection was effective until March 8, 2010 to allow time for Railpower to complete and file a joint plan of arrangement for consideration by its creditors and the court.

(6)
Mr. Shaikh was a director of Mystique Energy Inc. ("Mystique") from November 11, 2004 until his resignation on April 24, 2007. On April 25, 2007 the Court of Queen's Bench of Alberta (the "Court") granted an initial order to Mystique for creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The initial order grants CCAA protection for an initial period of 30 days, expiring May 24, 2007, to be extended thereafter as the Court deems appropriate. The CCAA proceedings have been completed and Mystique has settled with its creditors.

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

Daniel J. O'Byrne

Executive Vice President, Operations and Chief Operating Officer

Mr. O'Byrne received his Bachelor of Science Degree in Petroleum Engineering from the University of Alberta and a Masters of Business Administration Degree from the University of Western Ontario.  Mr. O'Byrne has over 25 years of diverse experience in the international and North American oil industry and has participated in major projects in Canada, the United Kingdom (North Sea), the Middle East, West Africa and other countries.  Mr. O'Byrne held various executive positions with Nexen and its predecessor, Canadian Occidental Petroleum Ltd. from 1997 to 2005 at which time he joined Provident.  He is also a former director of the Petroleum Technology Research Centre and a past chair of the Canadian Oil Sands Network for Research and Development.  He also currently serves as a Governor of the Canadian Association of Petroleum Producers, is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and is one of the Society of Petroleum Engineers published authors.

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

Mark N. Walker

Senior Vice President, Finance and Chief Financial Officer

Mr. Walker received his Bachelor of Commerce in Accounting from the University of Calgary and later received his Certified Management Accountant designation.  After several years of general accounting experience, Mr. Walker began working in the oil and gas industry in 1988 and held positions of increasing responsibility prior to joining Founders Energy in 1996 as Controller. Prior to the appointment to his current position, Mr. Walker was Vice President Finance and Chief Financial Officer of Provident since March 2001. Mr. Walker has over 20 years of experience in petroleum finance and accounting.

Committees of the Board

During the year ended December 31, 2009, the Board of Directors had three standing committees – the Audit Committee, the Reserves, Operations and Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee.  In addition, the Trust has established one additional committee in 2006 – the Disclosure Committee, which is comprised entirely of members of management.  Membership in each committee is set forth below.

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

Disclosure Committee

The Disclosure Committee is comprised of the President and Chief Executive Officer, the Executive Vice President, Operations and Chief Operating Officer, the Senior Vice President, Finance and Chief Financial Officer, the Vice President, Corporate Services, the Director, Investor Relations and Communications, the Director, Financial Reporting and Performance Measurement and the Assistant Corporate Secretary of PEL.  The Disclosure Committee's primary responsibilities are to oversee the Trust's disclosure practices and to ensure the Trust meets all Canadian and U.S. regulatory disclosure requirements.  In particular, the Disclosure Committee will review and, as necessary, help revise the Trust's controls and other procedures to ensure that information required to be disclosed to securities regulators and the Toronto Stock Exchange and New York Stock Exchange, and other information the Trust will disclose to the public is recorded, processed, summarized and reported accurately and on a timely basis.

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

External Auditor Service Fees

The following table sets forth information about the fees billed to the Trust and its Canadian and U.S. subsidiaries for professional services provided by PricewaterhouseCoopers llp during fiscal 2009 and 2008.  PricewaterhouseCoopers llp is independent in accordance with the auditor's rules of professional conduct in Canada.

(CDN$)	2009	2008
Audit Fees	$856,000	$1,119,000
Audit-Related Fees	197,000	131,000
Tax Fees	24,622	197,920
All Other Fees	12,727	315,063
Total	$1,090,349	$1,762,983

Audit Fees

Fees for audit services totalled approximately $0.9 million in 2009 and approximately $1.1 million in 2008, including fees associated with the annual audit, the reviews of the Trust's quarterly reports, statutory audits and regulatory filings.

Audit-Related Fees

Fees for audit-related services totalled approximately $0.2 million in 2009 and approximately $0.1 million in 2008.  Audit related services include advisory services in connection with the transition to International Financial Reporting Standards and French translation services.

Tax Fees

Fees for tax services totalled $24,622 in 2009 and approximately $0.2 million in 2008.  Fees for tax services include assistance with tax return preparation, tax planning and tax advice services.

All Other Fees

Fees for all other services totalled $12,727 in 2009 and approximately $0.3 million in 2008 for miscellaneous consulting services primarily related to valuations.

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

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective.  NAFTA carried forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement.  In the context of energy resources, Canada is free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum export or import price requirements.

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

The Government of Alberta receives royalties on the production of natural resources from lands in which it owns the mineral rights.  Royalties payable pursuant to petroleum and natural gas leases with the Government of Alberta are ad valorem royalties, assessed on a sliding scale where the rate changes depending on oil or natural gas prices and the level of production.  On October 25, 2007, the Government of Alberta unveiled a new royalty regime which introduced new royalties for conventional oil, natural gas and bitumen and which became effective January 1, 2009 (the "2009 royalty regime").

Under the 2009 royalty regime, royalties payable to the Crown in right of the Province of Alberta (the "Crown") for conventional oil are determined based upon a sliding rate formula containing elements that account for oil price and well production.  Royalty rates for conventional oil range up to 50 percent, with rate caps once the price of conventional oil reaches Cdn.$120 per barrel.  In March, 2010, the Government of Alberta announced that, effective January 1, 2011, the maximum royalty rate for conventional oil would be reduced to 40 percent.

Under the 2009 royalty regime, natural gas royalties are determined based upon a sliding rate formula sensitive to price and well production, though a form of deep gas royalty holiday has been retained and lower royalty rates apply for wells with less productivity.  Royalty rates for natural gas range from five percent to 50 percent with rate caps once the price of natural gas reaches $16.00/gj.  Royalties for natural gas liquids are set at 40 percent for pentanes and 30 percent for butanes and propane.  In March, 2010, the Government of Alberta announced that, effective January 1, 2011, the maximum royalty rate for natural gas would be reduced to 36 percent and that further analysis of natural gas royalty components was underway and would be concluded and the results announced in May 2010.

In connection with the 2009 royalty regime, the Alberta Department of Energy also announced its intent to implement a shallow rights reversion program.  If this program receives legislative approval, it is proposed that, beginning in 2011, geological zones above the shallowest productive zone of lands subject to a Crown lease would revert to the Crown in Alberta at the expiry of the primary term of the lease or, in the case of Crown leases already past their primary term, after notice thereof to the lessee.

In November, 2008, the Government of Alberta announced an optional five year transitional royalty program which would provide companies drilling new conventional oil and gas wells, which wells are commenced between November 19, 2008 and December 31, 2013 and drilled to depths of between 1,000 to 3,500 metres, with a one-time option to elect transitional royalty rates over the rates applicable pursuant to the 2009 royalty regime.  All wells drilled for which transitional rates are elected will revert to the new royalty regime effective January 1, 2014.  In March, 2010, the Government of Alberta announced that while the transitional royalty will continue until December 31, 2013 as originally announced, effective January 1, 2011, companies will not be allowed to select the transitional royalty rates for new wells and those that have selected transitional royalty rates for new wells prior to January 1, 2011 would be allowed to switch to the new rates effective as of January 1, 2011.

In 2009, the Government of Alberta announced an energy incentive program to encourage activity in the conventional oil and gas sector in Alberta.  The program includes provisions for a drilling royalty credit of $200 per meter drilled on new conventional oil and natural gas wells on Crown lands that are spud and on which drilling is finished between April 1, 2009 and before April 1, 2011.  The incentive program also provides for a maximum royalty rate of five (5) percent applicable for 12 calendar months or 50,000 barrels or 500 mmcf of production, whichever is reached first, applicable to new wells on Crown lands that begin producing conventional oil and natural gas between April 1, 2009 and March 31, 2011.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation.  Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations.  In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities.  A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability.

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

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change", or Turning the Corner, which provides some additional guidance with respect to the Government of Canada's plan to reduce GHG emissions by 20% by 2020 and by 60% to 70% by 2050. Turning the Corner is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas and refining industries. Turning the Corner is intended to force industry to reduce GHG emissions and to create a carbon emissions trading market, including an offset system, to provide incentives to reduce GHG emission and establish a market price for carbon. Turning the Corner provides for: (i) mandatory reductions of 18% from the 2006 baseline starting in 2010 and by an additional 2% in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (natural gas) with a 2% reduction below the third year's intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based upon carbon capture and storage standards or other green technologies intensity. For the upstream oil and gas industry, Turning the Corner also provides for a company threshold of 10,000 boe per day and facility threshold of 3,000 tonnes of CO2.  Draft regulations were expected to be available for public comment in the Fall of 2008 but have not yet been released, and it is not known if or when such regulations will be released or implemented.

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

Recently, on January 30, 2010, the Government of Canada submitted to the United Nations Framework on Climate Change a non-legally binding commitment under the Copenhagen Accord to reduce Canada's emissions of GHGs by 17% from 2005 emission levels.  This is a significant change from previous international commitments of a 20% reduction in emissions from 2006 levels by 2020.  The Government of Canada signalled that the new national emission reduction target was to be aligned with emission reduction targets of the United States.  It is unclear how the new proposed national emission reduction target is to be met and whether the previous announced proposed regulatory Framework will proceed or be replaced with a new regulatory framework.  It is reasonably likely that new federal legislation requiring emissions reductions similar to the Framework will be enacted in Canada around the same time as similar legislation is enacted in the United States.  Such federal legislation could have a material effect on the development of Provident's assets.

Environmental legislation in the Province of Alberta has largely been consolidated into the Environmental Protection and Enhancement Act (Alberta), the Water Act (Alberta), and the Oil and Gas Conservation Act (Alberta) (the "OGCA"). These statutes impose environmental standards, require compliance, reporting and monitoring obligations, and impose penalties. In addition, the emission reduction requirements in the Climate Change and Emissions Management Act (Alberta) came into effect on July 1, 2007. Under this legislation, Alberta facilities emitting more than 100,000 tonnes of GHGs a year must reduce their emissions intensity by 12%.  Companies have four options to choose from in order to meet the reduction requirements outlined in this legislation, and these are: (i) by making improvement to operations that result in reductions; (ii) by purchasing emission credits from other sectors or facilities that have reduced their emissions below the required emission intensity reduction levels; (iii) by purchasing off-set credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emissions in Alberta; or (iv) by contributing to the Climate Change and Emissions Management Fund.  Companies can choose one of these options or a combination thereof.  Provident is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the environmental protection legislation in all jurisdictions in which it operates. The Trust believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Provident has made estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation.  Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies.  Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident's financial results.  Additional information relating to the Trust's asset retirement obligation is contained in Note 10 to the Trust's audited consolidated financial statements for the year ended December 31, 2009 incorporated by reference herein.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada.  The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

INFORMATION CONCERNING THE NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING INDUSTRY

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

NGL Extraction

A primary component of the NGL value chain is in the extraction of NGLs from natural gas, which takes place in a number of steps at extraction facilities.  NGLs are recovered primarily at three types of extraction facilities: natural gas field plants, natural gas straddle plants and oil refineries.  Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems.  Field plants also remove almost all pentanes-plus and as much as 65 percent of propane and 80 percent of butane in order to meet pipeline specifications.  Pipeline quality gas may then be transported and sold to end users or processed at straddle plants to recover additional NGLs, including ethane.  The NGLs extracted are generally removed in mixes (either ethane-plus or propane-plus ), which must be further processed in subsequent steps to separate out the individual products.

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

Propane is the most versatile of the NGL products from a marketing perspective. Uses for propane include home and commercial heating, crop drying, cooking and motor fuel.

Butane is used primarily in gasoline blending, either directly or in the production of iso-octane and as a diluent for heavy oil.

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

The Trust is a limited purpose trust, which will be entirely dependent upon the operations and assets of Provident through its ownership directly and indirectly, of the natural gas liquids midstream processing and marketing business and the oil and natural gas properties.  Accordingly, the Trust is dependent upon the ability of Provident to meet its interest and principal repayment obligations under the notes which the Trust may issue from time to time and to pay royalties.  Provident's income will be received from the cash flow generated from the natural gas liquids midstream processing and marketing business and from the production of oil and natural gas from Provident's existing resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry and the NGL processing business generally.  If the oil and natural gas reserves associated with Provident's resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Provident to meet its obligations to the Trust may be adversely affected.  Unitholders should consider carefully the information contained herein and, in particular, the following risk factors:

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

Reserves

Although McDaniel, AJM and Provident have carefully prepared the reserve figures included herein, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced.  Probable undeveloped reserves estimated may require revision based on the actual development strategies employed to prove such reserves and results achieved.  Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Unitholders.  The value of the Trust Units attributable to the oil and gas reserves will have no value once all of the oil and natural gas reserves of Provident have been produced.  As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

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

Write-downs of Oil and Gas Property Investments

Lower oil and gas prices increase the risk of write-downs of Provident’s oil and gas property investments.  Under applicable accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based, in part, upon estimated future net cash flows from reserves.  If oil and natural gas prices decline, Provident’s net capitalized cost may exceed this cost ceiling, ultimately resulting in a charge against Provident’s earnings.  While these write-downs would not affect cash flow, the charge against earnings could be viewed unfavourably in the market.

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

As part of its "Energizing Investment" report issued on March 11, 2010, the Government of Alberta announced that the royalty framework for natural gas and conventional oil will be modified for all production effective as of January 1, 2011.  The modifications will include reducing the maximum royalty rate for conventional oil and natural gas from 50 percent to 40 percent and 36 percent, respectively, and making the current maximum five percent front-end rate on natural gas and conventional oil production a permanent feature of the Alberta royalty regime.  In addition, the Government of Alberta is currently engaged in additional analysis of the royalty regime applicable to natural gas development and has indicated that the results of this analysis and its impact on royalty rates applicable to natural gas production will be announced prior to the end of May, 2010.

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

Natural Gas Liquids Midstream Processing and Marketing Business Risk Factors

Facilities Throughput

The volumes of natural gas processed through Provident's natural gas liquids midstream processing and marketing business and of NGLs and other products transported in the pipelines depend on production of natural gas in the areas serviced by the business and pipelines.  Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut in production at lower product prices or higher production costs.  Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves.  Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints.  The producers have no obligation to produce natural gas from these lands.

Provident's natural gas liquids midstream processing and marketing business is connected to various third party trunkline systems.  Operational disruptions or apportionment on those third party systems may prevent the full utilization of the business.

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

Operational Matters and Hazards

Provident's operations will be subject to common hazards of the natural gas processing and pipeline transportation business.  The operation of Provident's natural gas liquids midstream processing and marketing business could be disrupted by natural disasters or other events beyond the control of Provident.  A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage.  Provident carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

The operation of Provident's natural gas liquids midstream processing and marketing business will involve many risks, including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects), failure to maintain an adequate inventory of supplies or spare parts, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident.  The occurrence or continuance of any of these events could increase the cost of operating facilities and/or reduce its processing or throughput capacity, thereby reducing cash flow.

Operating and Capital Costs

Operating and capital costs of Provident's natural gas liquids midstream processing and marketing business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service.  In general, as equipment ages, maintenance capital expenditures and maintenance expenses with respect to such equipment may increase over time.  Distributions may be reduced if significant increases in operating or capital costs are incurred.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGLs transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas.

Competition

Provident's natural gas liquids midstream processing and marketing business is subject to competition from other gas processing plants which are either in the general vicinity of the gas plants or have gathering systems that are or could potentially extend into areas served by the gas plants. The pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

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

Environmental Considerations

Major equipment failure, release of toxic substances or pipeline rupture could result in damage to the environment and Provident's natural gas liquids midstream processing and marketing business, death or injury and substantial costs and liabilities to third parties.  Provident may not be able to insure against these events or may elect not to insure because of high premium costs or for other reasons. If, at any time, appropriate regulatory authorities deem any one of the gas plants unsafe, they may order it to be shut down.

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

Abandonment

Provident will be responsible for compliance with all laws and regulations regarding abandonment of Provident's natural gas liquids midstream processing and marketing business at the end of their economic life, which abandonment costs may be substantial. It is not possible to estimate the abandonment costs at this time as they will be a function of regulatory requirements at the time of abandonment.

Frac Spread

The Midstream Business is exposed to possible price declines between the time Provident purchases NGL feedstock and sells NGL products, and to narrowing frac spreads.  Frac spread is the difference between the selling prices for NGL products and the input cost of the natural gas required to produce the respective NGL products. The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate.  There is also a differential between NGL product prices and crude oil prices which can change prices received and margins realized for midstream products separate from frac spread ratio changes.  The amount of profit or loss made on the extraction portion of the Midstream Business will generally increase or decrease with the frac spread. This exposure could result in material variability of cash flow generated by the Midstream Business, which could negatively affect the Trust and the cash distributions of the Trust.

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

General Risk Factors

Availability of Credit and Debt Service

As of March 18, 2010, the Trust had drawn $90.0 million against its credit facility and had $31.6 million of the credit facility drawn on letters of credit, representing 12 percent of the credit capacity.  Variations in interest rates and scheduled principal repayments or the need to refinance the credit facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust.  Although it is believed that the credit facilities are sufficient, there can be no assurance that the amounts will be adequate for the financial obligations of the Trust, that additional funds can be obtained or that, upon expiration, the credit facility can be refinanced on terms acceptable to the Trust or the lenders.

The lenders have been provided with security over substantially all of the assets of Provident.  If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell Provident's oil and gas properties and other assets.

The weakened global economic situation in 2008 and 2009 restricted Provident's access to capital, bank debt and equity, and resulted in increased borrowing costs.  Provident's ability to finance future capital expenditures out of funds generated from operations, borrowings and possible future equity sales is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and the Trust's securities in particular.  Although a tentative recovery from the global recession beginning in 2009 has led to improved economic conditions, continued uncertainty has created ongoing fiscal challenges for the North American economy which may alter Provident's spending and operating plans and may continue to increase Provident's borrowing costs.  There may be unexpected business impacts from this market uncertainty, including volatile changes in currency exchange rates, inflation, interest rates, and general levels of investing and consuming activity.

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

Changes in Legislation

There is no assurance that Canadian federal income tax laws, including the treatment of mutual fund trusts thereunder, will not be changed in a manner that affects Unitholders in a material adverse way.  See "Information Concerning the Trust, PEL, PMHLP and Other Entitles - Provident Energy Trust - Taxation of the Trust".

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas or NGLs processing sectors and should not be viewed by investors as shares in the Trust or other interests in the Trust's other entities.  The Trust Units represent a fractional interest in the Trust.  The Trust Units will not represent a direct investment in Provident's business.  As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

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

Dependence on Key Personnel

The success of the operations of Provident will be largely dependent on the skills and expertise of key personnel to manage the overall business and, in the natural gas liquids midstream processing and marketing business, to achieve positive margins.  The continued success of Provident will be dependent on its ability to retain or recruit such personnel.

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

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units and the debentures of the Trust is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

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

MATERIAL CONTRACTS

There are no material contracts entered into by the Trust or its subsidiaries during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business and other than (a) the Trust Indenture described herein under the heading "Information Concerning the Trust, PEL, PMHLP, PERI and Other Entities"; and (b)  the Canadian Credit Facility described herein under the heading "Information Concerning the Trust, PEL, PMHLP, PERI and Other Entities - Debt Financing".

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

PRINCIPAL HOLDERS OF TRUST UNITS

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Trust Units.  As at March 18, 2010, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, 2,390,264 Trust Units or less than 1 percent of the issued and outstanding Trust Units.

ADDITIONAL INFORMATION

Additional information related to the remuneration of the directors and officers of PEL, the indebtedness of the directors and officers of PEL, the principal holders of Trust Units and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Statement and Information Circular of the Trust for its most recent annual meeting of Unitholders that involved the election of directors.  Additional financial information is provided in the Trust's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2009.

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

•	Communication with the Corporate Governance Committee as may be required.

•	Review of complaints received and outcome of investigation.

  These educational elements may be dealt with at a special annual meeting of the Committee.

Consolidated financial highlights

Consolidated	Three months ended December 31,			Year ended December 31,
($ 000s except per unit data)
	2009	2008	% Change	2009	2008	% Change

Revenue (net of royalties and financial derivative instruments) from continuing operations	$469,359	$1,019,320	(54)	$1,711,483	$3,239,163	(47)

Funds flow from Provident Upstream operations (1)	$20,882	$47,187	(56)	$102,156	$338,640	(70)
Funds flow from Provident Midstream operations (1)	55,458	34,592	60	161,850	178,982	(10)
Funds flow from continuing operations (1)	$76,340	$81,779	(7)	$264,006	$517,622	(49)
Per weighted average unit – basic and diluted	$0.29	$0.32	(9)	$1.01	$2.03	(50)
Distributions to unitholders	$47,456	$77,324	(39)	$196,217	$352,291	(44)
Per unit	$0.18	$0.30	(40)	$0.75	$1.38	(46)
Percent of funds flow from continuing operations paid out as declared distributions	62%	95%	(35)	74%	68%	9
Net (loss) income	$(20,338)	$(43,248)	(53)	$(89,020)	$157,392	-
Per weighted average unit – basic and diluted	$(0.08)	$(0.17)	(53)	$(0.34)	$0.62	-
Capital expenditures (continuing operations)	$18,694	$54,903	(66)	$127,369	$246,947	(48)
Acquisitions (continuing operations)	$56	$4,632		$18,833	$25,843
Proceeds on sale of assets (continuing operations) (2)	$84,097	$38		$322,720	$1,662
Proceeds on sale of discontinued operations, net of tax	$-	$19,044		$-	$457,906
Weighted average trust units outstanding (000s)
- basic and diluted (3)	263,482	257,526	2	261,540	255,177	2

Consolidated
	As at December 31,
($ 000s)	2009	2008	% Change
Capitalization
Long-term debt (including current portion)	$505,262	$765,679	(34)
Unitholders’ equity	$1,381,399	$1,636,347	(16)
(1) Represents cash flow from continuing operations before changes in working capital and site restoration expenditures. Effective in the first quarter of 2008, Provident's USOGP business was accounted for as discontinued operations.

(2) Proceeds on sale of assets in 2009 include cash proceeds as well as $17.0 million of shares in Emerge Oil & Gas Inc. received on sale of Lloydminster properties.
(3) Includes dilutive impact of unit options and convertible debentures.

Operational highlights

	Three months ended December 31,			Year ended December 31,
	2009	2008	% Change	2009	2008	% Change
Oil and Gas Production - continuing operations
Daily production - Provident Upstream
Crude oil (bpd)	5,533	12,307	(55)	8,875	12,473	(29)
Natural gas liquids (bpd)	1,072	1,134	(5)	1,121	1,203	(7)
Natural gas (mcfd)	60,992	80,450	(24)	69,575	84,039	(17)
Provident Upstream oil equivalent (boed) (1)	16,770	26,849	(38)	21,592	27,683	(22)

Average realized price from continuing operations (before realized financial derivative instruments)
Crude oil blend ($/bbl)	$66.03	$47.33	40	$54.15	$82.79	(35)
Natural gas liquids ($/bbl)	$59.25	$47.64	24	$44.40	$76.88	(42)
Natural gas ($/mcf)	$4.36	$6.63	(34)	$3.86	$8.23	(53)
Oil equivalent ($/boe) (1)	$41.42	$43.58	(5)	$37.00	$65.64	(44)
Field netback from continuing operations (3) (before realized financial derivative instruments) ($/boe)	$18.83	$21.21	(11)	$16.57	$39.85	(58)
Field netback from continuing operations (3) (including realized financial derivative instruments) ($/boe)	$19.70	$24.54	(20)	$18.65	$38.75	(52)
Midstream
Provident Midstream NGL sales volumes (bpd)	111,912	120,222	(7)	113,528	119,649	(5)
Adjusted EBITDA (000s) (2)	$60,855	$37,666	62	$182,317	$212,761	(14)
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) Adjusted EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items - see "Reconciliation of non-GAAP measures".
(3) Field netback from continuing operations is a non-GAAP measure - see "Provident Upstream segment review - operating netback".

Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2009 compared to the quarter and year ended December 31, 2008 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 11, 2010.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“Provident Upstream”), and Provident Midstream.  Provident’s Upstream business produces crude oil and natural gas from four operating areas in the western Canadian sedimentary basin.  During 2009, Provident completed the sale of Upstream properties in Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster.  Subsequent to December 31, 2009, Provident sold the Upstream properties in the West Central Alberta operating area, reducing Provident’s Upstream activities to three operating areas, and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business was accounted for as discontinued operations. The USOGP business was sold in 2008.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the Upstream business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking information” at the end of the analysis for further discussion.

The analysis refers to certain financial and operational measures that are determined to not be in accordance with generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from continuing operations, adjusted EBITDA and operating netbacks.

Management uses funds flow from continuing operations to analyze operating performance.  Funds flow from continuing operations is reviewed, along with debt repayments and capital programs in setting monthly distributions.  Funds flow from continuing operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from continuing operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital, site restoration expenditures and cash provided by operating activities from discontinued operations. See “reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of each business unit. Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”). See “reconciliation of non-GAAP measures”.

Field operating netback as presented does not have a standardized meaning prescribed by Canadian GAAP and may not be comparable with calculations of similar measures of other entities. See “Provident Upstream segment review- operating netback”.

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter of 2009 results compared to the fourth quarter of 2008.   Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management’s Discussion and Analysis following later in this press release.

Funds flow from continuing operations and cash distributions

	Three months ended December 31,
($ 000s, except per unit data)	2009	2008	% Change
Funds flow from continuing operations and Distributions
Funds flow from continuing operations	$76,340	$81,779	(7)
Per weighted average unit from continuing operations
- basic and diluted (1)	$0.29	$0.32	(9)
Declared distributions	$47,456	$77,324	(39)
Per unit	$0.18	$0.30	(40)
Percent of funds flow from continuing operations paid out as declared distributions	62%	95%	(35)
(1) Includes dilutive impact of unit options and convertible debentures.

Fourth quarter 2009 funds flow from continuing operations was $76.3 million, seven percent below the $81.8 million recorded in the fourth quarter of 2008.  Provident Upstream’s 2009 fourth quarter funds flow from operations was $20.9 million, a 56 percent decrease from the $47.2 million recorded in the comparable 2008 quarter.  The lower Upstream funds flow reflects strategic divestments in the Upstream business unit that closed in the third and fourth quarters of 2009.

The Provident Midstream business unit added $55.4 million to fourth quarter 2009 funds flow from operations, 60 percent above the $34.6 million recorded in the comparable 2008 quarter.  The Midstream business unit performance reflects higher operating margins in the fourth quarter of 2009.  The fourth quarter of 2009 Provident Midstream margins benefitted from a stronger pricing environment than in the fourth quarter of 2008.

Declared distributions in the fourth quarter of 2009 totaled $47.5 million, 62 percent of funds flow from continuing operations. This compares to $77.3 million of declared distributions in fourth quarter of 2008, 95 percent of funds flow from continuing operations.

Net loss

Consolidated	Three months ended December 31,
($ 000s, except per unit data)	2009	2008	% Change

Net loss	$(20,338)	$(43,248)	(53)
Per weighted average unit
– basic (1) and diluted (2)	$(0.08)	$(0.17)	(53)
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

In the fourth quarter of 2009, Provident recorded a net loss of $20.3 million compared to a loss of $43.2 million in the comparable 2008 quarter.

The Provident Upstream business segment net loss of $20.6 million, in the fourth quarter of 2009 compared to a 2008 fourth quarter net loss of $421.5 million.  The majority of the 2008 fourth quarter net loss was due to a non-cash goodwill impairment charge of $416.9 million.  The largest contributors to the remaining quarter over quarter change were a $29.3 million decrease in adjusted EBITDA and a $28.4 million reduction in unrealized gain on financial derivative instruments offset by lower DD&A and increased future income tax recoveries.

The Provident Midstream segment had a net income of $0.3 million in the fourth quarter of 2009, compared to $359.2 million in the fourth quarter of 2008.  Improved adjusted EBITDA of $60.9 million in the fourth quarter of 2009 compared to $37.7 million in the fourth quarter of 2008 and a $64.8 million reduction in future tax expense were more than offset by a $415.7 million change in unrealized gains (losses) on financial derivative instruments from a gain in the fourth quarter of 2008 of $377.7 million to a loss in the fourth quarter of 2009 of $38.0 million.  In addition, a $12.4 million intangible asset impairment charge was recorded in DD&A in the fourth quarter of 2009.

Provident’s net income figures are affected by the requirement to “mark-to-market” all financial derivative instruments at the end of the period and report these unrealized gains or losses as part of current period net income.  Because Provident’s commodity price risk management program currently extends over three years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) within its segment disclosure. Adjusted EBITDA is a non-GAAP measure.  A reconciliation between adjusted EBITDA and loss from continuing operations before taxes follows:

	Three months ended December 31,
($ 000s)	2009	2008	% Change

Loss from continuing operations before taxes	$(46,013)	$(13,880)	232
Adjusted for:
Cash interest	5,613	9,998	(44)
Unrealized loss (gain) on financial derivative instruments	40,080	(404,023)	-
Goodwill impairment	-	416,890	-
Depletion, depreciation and accretion and other non-cash expenses	81,591	78,438	4
Adjusted EBITDA	$81,271	$87,423	(7)

The following table reconciles funds flow from continuing operations with cash provided by operating activities:

Reconciliation of funds flow from continuing operations	Three months ended December 31,
($ 000s)	2009	2008	% Change

Cash provided by operating activities	$92,692	$150,032	(38)
Change in non-cash operating working capital from continuing operations	(15,697)	(70,677)	(78)
Site restoration expenditures	(655)	2,424	(127)
Funds flow from continuing operations	76,340	81,779	(7)

Taxes

	Three months ended December 31,
($ 000s)	2009	2008	% Change

Capital tax expense	$268	$485	(45)
Current tax expense (recovery)	1,198	(4,453)	-
Future income tax (recovery) expense	(27,141)	52,379	-
	$(25,675)	$48,411	-

The current tax expense was $1.2 million in the fourth quarter of 2009 compared to a recovery in the fourth quarter of 2008 of $4.5 million.  The 2009 expense was driven by earnings in Provident’s Canadian Midstream business in excess of allowed tax pool claims.  The recoveries in 2008 were driven by lower earnings subject to tax in the US Midstream operations allowing the recovery of taxes accrued or paid in prior periods.

The 2009 fourth quarter future income tax recovery of $27.1 million compares to an expense of $52.4 million in the fourth quarter of 2008.  The future income tax recovery in the fourth quarter of 2009 was a result of losses created by interest and royalty deductions at the incorporated subsidiary level as well as the unrealized loss on financial derivative instruments. The future income tax expense in the fourth quarter of 2008 resulted primarily from future taxes calculated on the unrealized gains on financial derivative instruments while the goodwill impairment charge was not tax affected.

Interest expense

Continuing operations	Three months ended December 31,
($ 000s, except as noted)	2009	2008	% Change

Interest on bank debt	$1,567	$5,015	(69)
Interest on convertible debentures	4,046	4,983	(19)
Total cash interest	$5,613	$9,998	(44)

Weighted average interest rate on all long-term debt	3.6%	5.1%	(29)
Debenture accretion and other non-cash interest expense	1,091	1,465	(26)
Total interest expense	$6,704	$11,463	(42)

Interest expense decreased for the quarter as compared to the same quarter in 2008 due to significantly lower debt levels and lower market interest rates.  The lower debt levels reflect the strategic asset dispositions that closed in the third and fourth quarters of 2009.

Commodity price risk management program

A summary of Provident’s risk management contracts executed during the fourth quarter of 2009 is contained in the following tables.

Activity in the Fourth Quarter:

Midstream
Volume
Year	Product	(Buy)/Sell	Terms	Effective Period

2010	Crude Oil	(1,588) Bpd	US $77.75 per bbl (7)	January 1 - March 31
	Propane	1,683 Bpd	US $1.076 per gallon (4) (7)	January 1 - March 31
		1,695 Bpd	US $1.155 per gallon (4) (8)	January 1 - February 28
	Normal Butane	833 Bpd	US $1.353 per gallon (5) (7)	January 1 - March 31
	Electricity	(10) MW/hpd	Cdn $47.475 per MW/h (6)	January 1 - December 31

2011	Natural Gas	(4,152) Gjpd	Cdn $7.33 per gj	January 1 - December 31
(1) The above table represents a number of transactions entered into over the fourth quarter 2009.
(2) Natural gas contracts are settled agains AECO monthly index.
(3) Crude Oil contracts are settled against NYMEX WTI calendar average.
(4) Propane contracts are settled against Belvieu C3 TET.
(5) Normal butane contracts are settled against Belvieu NC4 NON-TET.
(6) Electricity contracts are settled against the hourly price of electricity as published by the AESO I $/MWh.
(7) Conversion of Crude Oil BTU contracts to liquids.
(8) Midstream inventory price stabilization contracts.

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the fourth quarters of 2009 and 2008 that were included in realized (loss) gain on financial derivative instruments.

	Three months ended December 31,
Realized (loss) gain on financial derivative instruments	2009		2008
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$326	0.1	$6,089	0.4
Natural gas	1,017	2.1	2,130	1.9

Provident Midstream
Crude Oil	(5,630)	1.0	(4,123)	1.3
Natural gas	(21,333)	5.4	(13,046)	6.7
NGL's (includes propane, butane)	(1,729)	0.4	34,203	0.2
Foreign Exchange	1,045	-	(1,763)	-
Electricity	(188)	-	827	-

Corporate
Interest Rate (2)	(545)	-	-	-

Realized (loss) gain on financial derivative instruments	$(27,037)		$24,317	-
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2) Realized gains and losses on croporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

The realized loss for the fourth quarter of 2009 was $27.0 million compared to a realized gain of $24.3 million in the comparable 2008 quarter.  The realized loss in the fourth quarter of 2009 was driven by natural gas derivative purchase contracts in the midstream business settling at a contracted price higher than the current market gas prices.  The comparable 2008 realized gain was driven mostly by NGL derivative sales contracts in the midstream business settling at contracted NGL prices higher than the NGL’s market prices during the settlement period.

In addition, the Trust recorded a loss of $17 thousand (2008 - $21.6 million gain) on corporate foreign exchange contracts.  The amounts were included in foreign exchange loss (gain) and other on the consolidated statement of operations and were allocated to the reporting segments.

Provident Upstream segment review

Upstream asset dispositions

On November 30, 2009, Provident closed the sale of its predominately heavy oil assets in the Lloydminster operating area to a private company, Emerge Oil & Gas Inc. for total consideration of $84.0 million, consisting of $67.0 million in cash and $17.0 million in equity.  Net disposition proceeds were applied to Provident’s revolving term credit facility.  Production on the date the disposition was announced was approximately 2,200 boed.

On December 23, 2009, Provident announced that it had reached an agreement with Storm Ventures International Inc. to sell the oil and natural gas assets in the West Central Alberta operating area.  Production on the date of announcement for these properties totaled approximately 5,000 boed.  The transaction closed on March 1, 2010.   Proceeds from the transaction of $177 million were applied to Provident’s revolving term credit facility.

Crude oil and natural gas liquids prices

The following prices are net of transportation expense.

Provident Upstream	Three months ended December 31,
($ per bbl)	2009	2008	% Change

Oil per barrel
WTI (US$)	$76.19	$58.73	30
Exchange rate (from US$ to Cdn$)	1.06	1.21	(12)
WTI expressed in Cdn$	$80.48	$71.21	13

Realized pricing before financial derivative instruments
Crude oil	$66.03	$47.33	40
Natural gas liquids	$59.25	$47.64	24
Crude oil and natural gas liquids	$64.93	$47.36	37

In the fourth quarter of 2009, Provident’s realized oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 37 percent to $64.93 per barrel compared to $47.36 per barrel in the fourth quarter of 2008.  The increase was related to narrower differentials and a 30 percent higher US$ WTI crude oil price partially offset by a stronger Canadian dollar.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream	Three months ended December 31,
(Cdn$ per mcf)	2009	2008	% Change

AECO monthly index	$4.23	$6.78	(38)
Corporate natural gas price per mcf before financial derivative instruments	$4.36	$6.63	(34)

Provident’s fourth quarter 2009 realized natural gas price, prior to the impact of financial derivative instruments, decreased 34 percent as compared to the fourth quarter of 2008.  Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content.  Provident’s realized prices and changes in price can therefore differ from benchmark indices.

Production

Provident Upstream	Three months ended December 31,
	2009	2008	% Change
Daily production
Crude oil (bpd)	5,533	12,307	(55)
Natural gas liquids (bpd)	1,072	1,134	(5)
Natural gas (mcfd)	60,992	80,450	(24)
Oil equivalent (boed) (1)	16,770	26,849	(38)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased 38 percent to 16,770 boed during the fourth quarter of 2009 as compared to 26,849 boed in the comparable quarter of 2008.  The decrease reflects approximately 4,000 boed of production sold prior to the start of the fourth quarter of 2009 and the sale of approximately 2,200 boed of predominately heavy oil production that closed on November 30, 2009.  The reduced volumes in the remaining core areas were impacted by lower capital expenditures in 2009 on drilling and optimization activities as well as capital directed at longer term plays that did not result in immediate production additions.  The result was that production additions did not offset the natural production declines.

In the third quarter of 2009, Provident reported the impact a third party natural gas pipeline outage was having on the deliverability of its Northwest Alberta natural gas production.  In the fourth quarter of 2009, operational steps carried out by Provident resulted in nearly full deliverability of the natural gas.  Provident has received indication from the third party operator that repairs on this line should be completed prior to the end of the first quarter of 2010.

In Dixonville, three more crude oil wells were converted to water injectors in the fourth quarter as part of the phase one expansion, bringing the total wells converted to 21 in 2009.  Production from these wells in the fourth quarter of 2008 was approximately 500 bpd.  The approval for the phase two expansion was received in January 2010 and an application for phase three was submitted in February 2010.  Production growth in Dixonville is expected to increase as the waterflood matures with incremental production expected gradually over the next 18 months.

Production for the fourth quarter of 2009 was weighted 61 percent natural gas, and 39 percent crude oil and natural gas liquids.  This compared to fourth quarter 2008 production weighted 50 percent natural gas and 50 percent crude oil and natural gas liquids.

Provident Upstream’s production summarized by operating areas is as follows:

	Three months ended December 31,
Provident Upstream	2009	2008	% Change
Daily Production - by area (boed) (1)
West Central Alberta	4,931	6,005	(18)
Southern Alberta	4,449	4,990	(11)
Northwest Alberta	3,664	4,283	(14)
Dixonville	2,297	3,750	(39)
	15,341	19,028	(19)
Other (2)	1,429	7,821	(82)
	16,770	26,849	(38)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold on November 30, 2009.

Revenue and royalties

Provident Upstream	Three months ended December 31,
($ 000s except per boe and mcf data)	2009	2008	% Change

Oil
Revenue	$33,613	$53,592	(37)
Realized gain on financial derivative instruments	326	6,089	(95)
Royalties	(6,808)	(9,159)	(26)
Net revenue	$27,131	$50,522	(46)
Net revenue (per barrel)	$53.30	$44.62	19
Royalties as a percentage of revenue	20.3%	17.1%

Natural gas
Revenue	$24,458	$49,088	(50)
Realized gain on financial derivative instruments	1,017	2,130	(52)
Royalties	(1,568)	(7,643)	(79)
Net revenue	$23,907	$43,575	(45)
Net revenue (per mcf)	$4.26	$5.89	(28)
Royalties as a percentage of revenue	6.4%	15.6%

Natural gas liquids
Revenue	$5,841	$4,970	18
Royalties	(1,599)	(1,299)	23
Net revenue	$4,242	$3,671	16
Net revenue (per barrel)	$43.01	$35.19	22
Royalties as a percentage of revenue	27.4%	26.1%

Total
Revenue	$63,912	$107,650	(41)
Realized gain on financial derivative instruments	1,343	8,219	(84)
Royalties	(9,975)	(18,101)	(45)
Net revenue	$55,280	$97,768	(43)
Net revenue (per boe)	$35.83	$39.58	(9)
Royalties as a percentage of revenue	15.6%	16.8%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses and the realized gain (loss) on financial derivative instruments excludes the impact of corporate interest rate swap gains/losses allocated to Provident Upstream.

In the fourth quarter of 2009, Provident Upstream production revenue was $63.9 million, a decrease of 41 percent from $107.7 million in 2008.  A 38 percent decrease in production and a 34 percent decrease in realized natural gas price, partially offset by a 37 percent increase in crude oil and natural gas liquids prices accounts for the change.  Royalties, which are price sensitive and affected by production rates, decreased as a percentage of revenue mainly due to significantly lower natural gas prices.  The preceding factors, as well as the $6.9 million decrease in realized gain on financial derivative instruments account for net revenue of $55.3 million in the fourth quarter of 2009, 43 percent below the $97.8 million recorded in the fourth quarter of 2008.  Net revenue per boe in the fourth quarter of 2009 was $35.83 per boe, a decrease of nine percent from $39.58 per boe in the fourth quarter of 2008.

Production expenses

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Production expenses	$24,889	$37,159	(33)
Production expenses (per boe)	$16.13	$15.04	7

Fourth quarter 2009 production expenses decreased 33 percent to $24.9 million from $37.2 million in the comparable 2008 quarter.  The decrease was primarily due to the disposition of approximately 4,000 boed of production in the Southeast and Southwest Saskatchewan operating areas on September 30, 2009 and approximately 2,200 boed in the Lloydminster area on November 30, 2009.  On a per boe basis, quarter over quarter production expenses increased by seven percent to $16.13 per boe from $15.04 per boe in the comparable 2008 quarter.  The operating cost per boe increase in the remaining core areas recognize fixed costs being allocated over fewer produced barrels of oil equivalent.

Operating netback

Operating netback as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable with calculations of similar measures of other entities.

Provident Upstream	Three months ended December 31,
($ per boe)	2009	2008	% Change
Netback per boe
Gross production revenue	$41.42	$43.58	(5)
Royalties	(6.46)	(7.33)	(12)
Operating costs	(16.13)	(15.04)	7
Field operating netback	18.83	21.21	(11)
Realized gain on financial derivative instruments	0.87	3.33	(74)
Operating netback after realized financial derivative instruments	$19.70	$24.54	(20)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

The fourth quarter 2009 field operating netback decreased 11 percent to $18.83 per boe from $21.21 per boe in the comparable quarter in 2008.  The five percent drop in gross production revenue per boe reflects both the 34 percent decrease in natural gas prices combined with Provident’s increased weighting of natural gas production to 61 percent of the production base from 50 percent in the comparable quarter in 2008.  Royalties, which are price sensitive, decreased 12 percent on a per boe basis reflecting the significantly lower natural gas prices.  The fourth quarter 2009 operating netback after financial derivative instruments decreased by 20 percent to $19.70 per boe from $24.54 per boe reflecting the preceding factors as well as the 2009 fourth quarter gain on financial derivative instruments of $0.87 per boe compared to $3.33 per boe in the comparable quarter in 2008.

General and administrative

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Cash general and administrative	$5,371	$7,472	(28)
Non-cash unit based compensation	2,774	(3,040)	-
	$8,145	$4,432	84

Cash general and administrative (per boe)	$3.48	$3.02	15

Cash general and administrative expenses for Provident Upstream in the fourth quarter decreased 28 percent to $5.4 million from $7.5 million recorded in the 2008 comparable quarter.  On a per boe basis the cash general and administrative expenses recorded in fourth quarter 2009 increased 15 percent to $3.48 from $3.02 in the fourth quarter of 2008.  The decrease in total cash general and administrative expense reflects staff reductions and cost cutting measures implemented within the organization.  The increase in the per boe amount is attributable to the reduced production that has been impacted by the asset dispositions and production declines that reflect the reduced capital program.

The non-cash unit based compensation was an expense of $2.8 million in the fourth quarter of 2009 contrasts with a $3.0 million decrease in the expense in the fourth quarter of 2008.  The 2009 expense and the 2008 reduction were due primarily to changes in Provident Trust unit trading prices at the end of the respective periods.  In 2009, the trust unit price was on an upward trend in the fourth quarter compared to a downward trend in the comparable 2008 quarter.

Capital expenditures

Provident Upstream	Three months ended December 31,
($ 000s)	2009	2008

Capital expenditures - by category
Geological, geophysical and land	$476	$7,055
Drilling and recompletions	8,264	28,763
Facilities and equipment	4,533	10,682
Office and other	150	(4,067)
Total additions	$13,423	$42,433

Capital expenditures - by area
West central Alberta	$1,223	$3,383
Southern Alberta	1,821	6,113
Northwest Alberta	3,049	22,561
Dixonville	6,681	7,291
	$12,774	$39,348
Other (1)	649	3,085
Total additions	$13,423	$42,433

Property acquisitions	$56	$4,632
Property dispositions (2)	$84,097	$38
(1) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold on November 30, 2009.
(2) Property dispositions include cash proceeds on sale of assets as well as $17.0 million of shares in Emerge Oil & Gas Inc. received on sale of Lloydminster properties.

In the fourth quarter of 2009, Provident Upstream successfully executed its capital program by spending $12.8 million on its four operating areas.  In Dixonville, the waterflood enhanced oil recovery program is proceeding as planned with fourth quarter spending of $6.7 million on facility expansion and upgrade activities related to the conversion of the crude oil producing wells into water injectors.  In Northwest Alberta, $3.1 million was primarily spent on equipment and facility work associated with the start up of the 2009/2010 winter drilling program, directed towards the emerging Pekisko opportunity.  The $3.0 million of capital spent in the Southern and West Central Alberta included 1.3 net wells drilled and ongoing completion, tie-ins, recompletions, facility upgrades and production optimization activities.  In addition $0.6 million was spent on other non-core operating areas and corporate assets.

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

DD&A	$51,604	$76,527	(33)
DD&A (per boe)	$33.45	$30.98	8

DD&A charges in the fourth quarter of 2009 were down 33 percent to $51.6 million compared to $76.5 million in the fourth quarter of 2008.  The lower charges reflect a 38 percent decrease in production volumes in the fourth quarter of 2009 compared to the fourth quarter of 2008.  This was partially offset by an eight percent increase in the per boe rate of $33.45 per boe for the fourth quarter of 2009 compared to $30.98 per boe for the fourth quarter of 2008.  The per boe increase was primarily a result of 2008 and 2009 capital expenditures on longer term projects at Dixonville and the Pekisko play in Northwest Alberta.  In the short term, these expenditures add costs to the depletable base without the addition of further proved reserves.  The addition of more proved reserves associated with these projects would have a favorable impact on DD&A per boe.

Accretion expense associated with asset retirement obligations was $0.8 million in the fourth quarter of 2009 compared to $0.9 million in the fourth quarter of 2008.

Provident Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.

The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Market environment

Performance of the Midstream business unit is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Three months ended December 31,
	2009	2008	% Change

WTI (US$ per barrel)	$76.19	$58.73	30
Exchange rate (from US$ to Cdn$)	1.06	1.21	(12)
WTI expressed in Cdn$ per barrel	$80.48	$71.21	13

AECO monthly index (Cdn$ per gj)	$4.01	$6.43	(38)

Frac Spread Ratio (1)	20.1	11.1	81

Mont Belvieu Propane (US$ per US gallon)	$1.09	$0.80	36
Mont Belvieu Propane expressed as a percentage of WTI	60%	57%	5

Market Frac Spread in Cdn$ per barrel (2)	$37.51	$16.34	130
1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2) Market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

The NGL pricing environment has improved in recent months, and is significantly stronger than in the fourth quarter of 2008. The average fourth quarter 2009 WTI crude oil price of US$76.19 per barrel strengthened by approximately 12 percent relative to the third quarter of 2009.  In contrast, as a result of the weakening economy, during 2008 the WTI price fell by 50 percent to US$58.73 per barrel from the third to fourth quarter.  As oil prices are highly correlated with NGL product prices, a rapid decline in the WTI price can have significant impact on margins as NGL product inventories which are built in a stronger pricing environment are then sold into a lower priced market.  Conversely, a period of increasing WTI prices can have a positive effect on margins. Propane prices as a percentage of WTI crude have also improved over the last several months, increasing from lows of under 50 percent during the 2009 summer months to an average of 60 percent in the fourth quarter of 2009.  Propane prices as a percentage of WTI are also stronger relative the prior year quarter which averaged 57 percent.  As a result of higher crude oil prices and higher propane prices relative to WTI, the 2009 fourth quarter Mont Belvieu propane price averaged US$1.09 per US gallon, a 36 percent increase over the fourth quarter of 2008.  The stronger propane percentages relative to WTI experienced in the fourth quarter of 2009 have continued into the first quarter of 2010 with Mont Belvieu propane trading at an average of 71 percent of WTI during the months of January and February.

Natural gas prices also strengthened over the fourth quarter of 2009, however prices were still significantly lower than in the prior year. AECO natural gas averaged $4.01 per gj in the fourth quarter of 2009 compared to $6.43 per gj during the fourth quarter of 2008.  While lower natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low price environment could have an impact on the availability and overall cost of natural gas and NGL mix supply in western Canada, if natural gas producers elect to shut-in production or reduce drilling activities.

Market frac spreads increased to an average of $37.51 per barrel during the fourth quarter of 2009.  Market frac spreads were also significantly higher than the prior year quarter where a sharp decline in NGL product prices and higher relative natural gas prices reduced market frac spreads to $16.34 per barrel. The benefit of these higher market frac spreads to Provident was tempered by the increased cost of purchasing natural gas supply in western Canada, particularly at Empress.  Over the past several months Empress extraction premiums have significantly increased as a result of reduced volumes of natural gas flowing past the Empress straddle plants.  In the fourth quarter of 2009, natural gas throughput at the Empress Eastern border averaged approximately 4.4 bcf per day, a decrease of approximately 27 percent compared to the same period in 2008.  While extraction premiums have been excluded from the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins.  Lower natural gas throughput at the Empress facilities reduced propane-plus inventories currently available for sale in Sarnia and in surrounding eastern markets.  In 2010, as available propane-plus supply tightens relative to demand, pricing differentials in these eastern markets where Provident sells the majority of its Empress East production, may increase relative to other major propane hubs including Mont Belvieu and Conway.

At the end of 2009, industry propane inventories in the United States were approximately 49 million barrels, a decrease of 11 percent compared to the prior year, and approximately seven million barrels below the five year historical average.  United States propane inventories have fallen significantly from a high of approximately 75 million barrels at the end of September 2009 when inventories exceeded the five year historical average by approximately 10 million barrels, driven by above average propane withdrawals during the fourth quarter of 2009 which represent the first months of the winter heating season.  Ending 2009 Canadian industry propane inventories of approximately five million barrels were in-line with the prior year, but lower than the five year average of approximately six million barrels.

Midstream business performance

Midstream business unit results can be summarized as follows:

	Three months ended December 31,
(bpd)	2009	2008	% Change

Provident Midstream NGL sales volumes	111,912	120,222	(7)

	Three months ended December 31,
($ 000s)	2009	2008	% Change

Empress East margin	$32,522	$900	3,514
Redwater West margin	45,518	4,142	999
Commercial Services margin	18,596	12,095	54
Gross operating margin	96,636	17,137	464
Realized (loss) gain on financial derivative instruments	(28,244)	16,098	-
Cash general and administrative expenses	(6,229)	(7,380)	(16)
Strategic review and restructuring expenses	(217)	(1,038)	(79)
Foreign exchange (loss) gain and other	(1,091)	12,849	-
Provident Midstream Adjusted EBITDA	$60,855	$37,666	62

Gross operating margin

Midstream gross operating margin during the fourth quarter of 2009 was very strong, totaling $96.6 million, an increase of $79.5 million compared to the same period in 2008.  The increase was predominantly due to significantly higher propane-plus per unit margins realized in both the Empress East and Redwater West business lines, partially offset by a seven percent reduction in NGL sales volumes.  A higher contribution from the Commercial Services business line has also increased gross operating margin in the fourth quarter of 2009 relative to the prior year.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

Empress East gross operating margin was $32.5 million in the fourth quarter of 2009 compared to $0.9 million in the same quarter of 2008.  This $31.6 million increase was primarily due to significantly higher per unit margins, partially offset by lower propane-plus sales volumes.  Increased per unit margins were predominantly a result of much higher frac spreads relative to the prior year.  In addition, during 2008, the unit cost of product available for sale was much higher, reflecting inventories that were primarily built up in the second and third quarters when the natural gas price averaged $8.81 per gj.  These factors were partially offset by an increase in the extraction premiums paid to purchase natural gas in the fourth quarter of 2009.  Over the past several months, extraction premiums at Empress have more than doubled as a result of lower eastern gate gas flows through the Empress facilities.  Eastern gate gas supply in the fourth quarter of 2009 was impacted by lower natural gas drilling activity in western Canada throughout the year, shut-in natural gas production, and narrower natural gas pricing differentials between AECO and Chicago.

Fourth quarter 2009 propane-plus sales volumes were 22 percent lower than in the fourth quarter of 2008 primarily as a result of lower term sales for propane-plus.  Empress East term sales arrangements are typically entered into for the NGL contract year which runs from April 1 to March 31 of the following year.  During 2009, due to the expiry of Provident’s lease for fractionation capacity at Sarnia on the first of April, it was expected that Empress East propane-plus processing capacity for the NGL contract year would be reduced by 6,000 bpd and term sales commitments were therefore reduced accordingly.  In August 2009, Provident was successful in replacing the 6,000 bpd of expired leased fractionation capacity by purchasing approximately 7,400 bpd of additional fractionation capacity at Sarnia.  The benefits of this incremental capacity are expected to be realized in the coming months, particularly as new sales arrangements are negotiated for the upcoming NGL contract year.  Full realization of the benefits from this incremental capacity at Sarnia could be impacted by the availability and the cost of future supply at Empress.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread has a smaller impact on margin than in the Empress East business line. The Redwater facility also has the largest and industry-leading rail-based condensate terminal in western Canada, which serves the heavy oil industry and its need for diluent.  Year over year, Provident has considerably increased its condensate market presence at Redwater through marketing, third-party terminalling and, most recently, storage.  During the third quarter of 2009, two 500,000 barrel storage caverns were placed into condensate service at Redwater.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within the Commercial Services business line.

In the fourth quarter of 2009, the operating margin for Redwater West was $45.5 million (2008 - $4.1 million) an increase of $41.4 million.  The significant increase in margin was primarily due to a significant increase in propane-plus unit margins.  Over the past several months propane-plus selling prices have steadily increased resulting in lower priced inventories being sold into higher priced markets.  In contrast, during the last quarter of 2008, propane-plus prices fell sharply resulting in higher priced inventory being sold into a significantly lower priced market.  Redwater West propane-plus selling prices in the fourth quarter of 2009 increased by 14 percent relative to the prior year reflecting higher market prices for NGL.  Cost of goods sold, on a per unit basis, was three percent lower than the fourth quarter of 2008 reflecting the higher carrying values of propane-plus inventories relative to sales prices in the prior year.

The increase in propane-plus unit margins was partially offset by an eight percent reduction in Redwater West propane-plus sales volumes.  Propane-plus volumes in the fourth quarter of 2009 were lower than the fourth quarter of 2008 as a result of lower NGL product supply.  In the fourth quarter of 2009, Redwater West was most impacted by declining natural gas production in northwest Alberta and northeastern British Columbia.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, LPG terminalling, loading and offloading services.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. In the fourth quarter of 2009, the margin for this business line increased by 54 percent to $18.6 million compared to the same period in 2008.  The increased margin was mostly due to increased fee based revenues associated with the condensate terminalling facility and incremental storage revenues from the Provident’s recently completed condensate storage caverns.

Operations – Midstream NGL sales volumes

Midstream sold 111,912 bpd in the fourth quarter of 2009, down seven percent when compared with 120,222 bpd in the fourth quarter of 2008.  The reduction in volumes primarily represents the decrease in propane-plus volumes in both Empress East and Redwater West.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”) and funds flow from operations

Fourth quarter 2009 adjusted EBITDA increased 62 percent to $60.9 million from $37.7 million in the fourth quarter 2008 reflecting higher operating margins for all three business lines, partially offset by a higher realized loss on financial derivative instruments.  The $28.2 million realized loss on financial derivative instruments was driven by natural gas derivative purchase contracts that settled at current market prices that were lower than the original derivative contract prices.  The comparable quarter in 2008 had a realized gain on financial derivative instruments of $16.1 million, driven primarily by NGL derivative sales contracts that settled at derivative contract prices that were higher than the market prices during the settlement period.  The 2008 adjusted EBITDA amount also included gains on corporate foreign exchange contracts settled in the period, of which $16.2 million was allocated to the Midstream segment and was included in foreign exchange (loss) gain and other.  Cash general and administrative expenses were lower in 2009 as a result of staff reductions and cost cutting measures implemented within the organization.  Funds flow from operations for the fourth quarter of 2009 was $55.4 million, an increase of $20.8 million or 60 percent compared to $34.6 million in the fourth quarter of 2008.  The increase in funds flow from operations reflected the higher adjusted EBITDA and lower interest expense.

Capital expenditures

Midstream capital expenditures for the fourth quarter of 2009 totaled $5.2 million.  In the fourth quarter 2009, $3.7 million was spent primarily on the continued development of cavern storage and the condensate terminalling and storage facility.  In addition, $1.3 million was spent on sustaining capital requirements, and $0.2 million was spent on office related capital.

2009 Year end results

Funds flow from continuing operations and cash distributions

	Year ended December 31,
($ 000s, except per unit data)	2009	2008	% Change
Funds flow from continuing operations and Distributions
Funds flow from continuing operations	$264,006	$517,622	(49)
Per weighted average unit from continuing operations
- basic and diluted (1)	$1.01	$2.03	(50)
Declared distributions	$196,217	$352,291	(44)
Per unit	$0.75	$1.38	(46)
Percent of funds flow from continuing operations paid out as declared distributions	74%	68%	9
(1) Includes dilutive impact of unit options and convertible debentures.

For the year ended December 31, 2009, funds flow from continuing operations decreased $253.6 million or 49 percent to $264.0 million from $517.6 million for 2008.  On a per unit basis, funds flow from continuing operations decreased 50 percent in 2009 to $1.01 per unit from $2.03 per unit in 2008.

Provident Upstream contributed funds flow from operations of $102.2 million in 2009, a decrease of 70 percent when compared with $338.7 million from 2008.  The decrease was predominantly due to significantly lower realized crude oil, natural gas liquids and natural gas prices combined with strategic asset dispositions resulting in lower volumes produced.

Provident Midstream added $161.8 million to 2009 funds flow from operations, compared with $179.0 million recorded in the year ended December 31, 2008.   Midstream funds flow from operations reflects a decrease in adjusted EBITDA of $30.4 million or 14 percent. This decrease was driven by lower Empress East and Redwater West propane-plus sales volumes combined with lower Empress East propane-plus unit margins, reflective of the weaker pricing environment in the earlier part of 2009 compared to a very strong price environment in the earlier part of 2008.  Reduced cash interest charges due to lower debt levels partially offset the reduction in adjusted EBITDA.

Declared distributions in 2009 totaled $196.2 million, 74 percent of funds flow from continuing operations.  This compares to $352.3 million of declared distributions in 2008, 68 percent of funds flow from continuing operations.  In previous years, Provident has paid out between 67 percent and 102 percent of its annual funds flow from continuing operations as distributions to unitholders.

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of the Trust that is based on assumptions about future economic conditions and courses of action.  There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  See “Forward-looking information” in this MD&A for additional information regarding assumptions and risks in respect of the Trust’s forward-looking information.

Provident actively monitors commodity prices and overall market conditions on an ongoing basis and will continue to utilize available cash flow and manage capital resources to achieve a prudent balance between capital expenditures, distributions and long term debt.

Provident Midstream has a capital budget of approximately $86 million for 2010, an increase of 135 percent compared to the 2009 capital program.  The Trust plans to allocate approximately $17 million of this budget towards the expansion and construction of rail and truck terminalling infrastructure at the Corunna storage facility near

Sarnia, upon completion of the acquisition.  Provident anticipates that these upgrades will enhance operating flexibility and commercial opportunities at Sarnia.  At Redwater, Provident will direct approximately $15 million towards advancing a 500,000 barrel condensate cavern that will be commissioned in early 2011, begin work on a second cavern of equal size slated for completion in 2012 and construct a brine pond to facilitate future cavern operations.  Also at Redwater, approximately $18 million will be allocated to a debottlenecking initiative to increase overall propane-plus fractionation capacity by 8,000 bpd.  Provident also plans to undertake a $4 million flare stack recovery initiative to capture and consume certain byproduct gases, increasing efficiency and reducing emissions.  Provident also plans to direct approximately $3 million to construct a 12-truck offloading facility to add an additional option for receiving NGL supply at the Provident Empress Plant.  The remainder of the Midstream 2010 capital budget will be used for additional expansion opportunities, facility optimization initiatives and normal course facility maintenance at Redwater, Empress and Sarnia.

Key drivers influencing the Midstream business include access to and cost of NGL mix and natural gas feedstock, power and fuel costs, and the demand for finished products including ethane, propane, butane and condensate.  In 2010, as available propane-plus supply tightens relative to demand, pricing differentials in Eastern markets where Provident sells the majority of its Empress East production, may increase relative to other major propane hubs including Mont Belvieu and Conway.

Provident’s Upstream Business unit has a capital budget for 2010 of $52 million and plans to drill, recomplete or workover approximately 53 net oil and natural gas wells.  Key initiatives in 2010 include approximately $6 million allocated towards the continuing development of the prospective Pekisko oil opportunity in Northwest Alberta where Provident is utilizing horizontal wells and multi-stage fracs.  In 2010, the Trust is drilling two gross Pekisko wells with the participation of a 50 percent joint venture partner, as well as optimizing Provident’s existing Pekisko wells.  Additionally, approximately $12 million will be directed towards the drilling, workover and recompletion of up to 27 net wells targeting oil and natural gas in the Northwest Alberta core area.  Provident plans to allocate $16 million to the Peace River Arch / Dixonville core area, with approximately $7 million directed towards implementing the second phase of the water flood for enhanced recovery of Montney “C” crude oil at Dixonville, where Provident will drill two net wells, convert an existing well to a water injector and install four liners. Incremental production is expected to be added gradually as the reservoir responds to the water flood over the next 18 months.  Provident will also drill an additional three net oil wells in the Peace River Arch area.  Approximately $17 million of the capital budget will be directed toward drilling and optimization activities in the Southern Alberta core area where Provident plans to participate in the drilling, workover or recompletion of approximately 17 net oil and natural gas wells.  The reminder of the 2010 capital budget will be allocated to other minor initiatives.

Oil and natural gas production in 2010 is expected to average between 9,500 and 10,500 boed and will be weighted approximately 65 percent natural gas and 35 percent crude oil and liquids.  The third-party pipeline operator has indicated to Provident that the previously announced pipeline disruption in Northwest Alberta should be resolved prior to the end of the first quarter.  Intermittent volume curtailments are expected while the operator completes the remaining remediation work on the pipeline.

Distributions

The following table summarizes distributions paid as declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2009
January 23, 2009	February 13, 2009	$0.09	0.07
February 23, 2009	March 13, 2009	0.06	0.05
March 24, 2009	April 15, 2009	0.06	0.05
April 22, 2009	May 15, 2009	0.06	0.05
May 21, 2009	June 15, 2009	0.06	0.05
June 22, 2009	July 15, 2009	0.06	0.05
July 22, 2009	August 14, 2009	0.06	0.05
August 24, 2009	September 15, 2009	0.06	0.06
September 22, 2009	October 15, 2009	0.06	0.06
October 22, 2009	November 13, 2009	0.06	0.06
November 24, 2009	December 15, 2009	0.06	0.06
December 22, 2009	January 15, 2010	0.06	0.06
2009 Cash Distributions paid as declared		$0.75	0.67
2008 Cash Distributions paid as declared		1.38	1.29
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to December 31, 2009 – Distributions paid as declared		$14.52	11.27
* Exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, both 2009 and 2008 distributions were determined to be 100 percent taxable with no tax deferred return of capital in the hands of Canadian unitholders.  Distributions received by U.S. resident unitholders in 2009 and 2008 were considered to be 100 percent qualified dividends with no tax deferred return of capital.  In both Canada and the U.S., any tax-deferred portion would usually be treated as an adjustment to the cost base of the units.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Net (loss) income

Consolidated	Year ended December 31,
($ 000s, except per unit data)	2009	2008	% Change

Net (loss) income	$(89,020)	$157,392	-
Per weighted average unit
– basic (1) and diluted (2)	$(0.34)	$0.62	-
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Consolidated	Year ended December 31,
($ 000s)	2009	2008	% Change

Provident Upstream net loss	$(110,567)	$(306,050)	(64)
Provident Midstream net income	21,547	317,418	(93)
Net (loss) income from continuing operations	$(89,020)	$11,368	-
Net income from discontinued operations (USOGP)	-	146,024	(100)
Consolidated net (loss) income	$(89,020)	$157,392	-

The Provident Upstream business segment’s net loss in 2009 was $110.6 million, a $195.5 million improvement compared with year ended December 31, 2008 net loss of $306.0 million.  The 2008 results included a $416.9 million non-cash goodwill impairment charge.  Also contributing to the year over year change was the $244.5 million decrease in adjusted EBITDA, driven by a significantly lower price environment in 2009 and lower volumes as a result of strategic asset dispositions.

The Provident Midstream segment recorded net income of $21.5 million as compared to net income of $317.4 million in the year ended December 31, 2008.  In 2009, Provident Midstream reported a $30.4 million, or a 14 percent decrease in adjusted EBITDA compared to 2008.  Further contributing to the decrease in net income was a change in unrealized (loss) gain on financial derivative instruments from a gain in 2008 of $191.2 million to a loss in 2009 of $111.6 million.  Under Canadian generally accepted accounting principles (Canadian GAAP), there is a requirement to “mark-to-market” all financial derivative instruments at a point in time and report these unrealized gains or losses as part of current period income.  Because Provident’s commodity price risk management program involves the use of financial derivative instruments with terms that currently extend over three years into the future in the Midstream segment, net earnings can show substantial variation that is not necessarily related to current operations.  These factors were partially offset by future income tax recoveries in 2009 of $35.4 million compared to future income tax expense in 2008 of $20.6 million along with lower interest expense due to reduced interest rates and debt levels.

Net income from discontinued operations (USOGP) in 2008 was $146.0 million.  The operations were sold in 2008.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) within its segment disclosure. Adjusted EBITDA is a non-GAAP measure.  A reconciliation between adjusted EBITDA and loss from continuing operations before taxes follows:

	Year ended December 31,
($ 000s)	2009	2008	% Change

Loss from continuing operations before taxes	$(193,564)	$(19,817)	877
Adjusted for:
Cash interest	26,989	50,793	(47)
Unrealized loss (gain) on financial derivative instruments	129,861	(221,468)	-
Goodwill impairment	-	416,890	-
Depletion, depreciation and accretion and other non-cash expenses	328,024	339,856	(3)
Adjusted EBITDA	$291,310	$566,254	(49)

The following table reconciles funds flow from continuing operations with cash provided by operating activities:

Reconciliation of funds flow from continuing operations	Year ended December 31,
($ 000s)	2009	2008	% Change

Cash provided by operating activities	$304,248	$674,426	(55)
Change in non-cash operating working capital from continuing operations	(45,641)	(52,684)	(13)
Site restoration expenditures	5,399	6,381	(15)
Cash provided by operating activities from discontinued operations	-	(110,501)	-
Funds flow from continuing operations	264,006	517,622	(49)

Taxes

	Year ended December 31,
($ 000s)	2009	2008	% Change

Capital tax expense	$2,313	$3,109	(26)
Current tax expense (recovery)	237	(4,529)	-
Future income tax recovery	(107,094)	(29,765)	260
	$(104,544)	$(31,185)	235

Capital taxes in 2009 totaled $2.3 million, a decrease from the $3.1 million expense recorded in 2008.  The decrease reflects the sale of Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster operating areas in the latter half of 2009, which were the drivers behind the capital tax expense.

The current tax expense of $0.2 million in 2009 compared to a recovery of $4.5 million in 2008.  The 2009 expense was driven by earnings in Provident’s Canadian Midstream business in excess of allowed tax pool claims.  The recoveries in 2008 were driven by lower earnings subject to tax in the U.S. Midstream operations allowing the recovery of taxes paid in prior periods.

For the year ended December 31, 2009, the future income tax recovery was $107.1 million, compared with a recovery of $29.8 million in 2008.  In both 2009 and 2008, future income tax recoveries were recorded as a result of losses created by interest and royalty deductions at the incorporated subsidiary level.  However in 2009, further adding to recoveries were unrealized losses on financial derivative instruments compared to future tax expense in 2008 relating to the unrealized gains on financial derivative instruments.  In 2008, additional future income tax recoveries were recorded as a result of an internal structural reorganization.  The goodwill impairment charge in 2008 had no impact on future income taxes.

The Trust has estimated its future income taxes based on estimates of results of operations and tax pool claims and cash distributions in the future.  The Trust’s estimate of its future income taxes will vary as these underlying estimates change and such variations may be material.

In June 2007, the Department of Finance (Canada) enacted legislation, effective for 2011,  respecting the taxation of certain “specified investment flow-through” (“SIFT”) trusts, including Provident, and SIFT partnerships (the “SIFT Tax”).  Subsequent to 2010, to the extent the Trust receives taxable income the SIFT Tax would be payable by the Trust prior to paying its distributions. These distributions would generally be considered taxable dividends to unitholders with Canadian unitholders able to claim the dividend tax credit for units held in taxable accounts effectively lowering the personal tax rate on distributions received. Canadian investors who hold Trust units in a tax deferred account will not be able to claim the dividend tax credit.   Distributions that are determined to be a return of capital would not be subject to the SIFT tax at the Trust and would continue to reduce the Canadian unitholders adjusted cost base.  Distributions to U.S. residents after 2010 will be subject to Canadian withholding tax, consistent with the current treatment of Trust distributions while the current classification as qualified dividends or return of capital will be dependent on U.S. tax legislation.

In March 2009, legislation was enacted that amended the Income Tax Act including technical amendments to clarify certain aspects of the SIFT Tax and to provide rules to facilitate the conversion of existing SIFT trusts into corporations on a tax-deferred basis.  A corporate conversion would be achieved through a Plan of Arrangement which must be approved by the Trust’s Board of Directors and voted on by unitholders at a special meeting.  Subsequent to a conversion to a corporation, Canadian shareholders would receive taxable dividends eligible for the dividend tax credit. The tax impact of the dividends may be different for shareholders depending on their jurisdiction and whether they are holding their investment in a taxable account or tax-deferred account.  Dividends received by U.S. residents after 2010 could be treated as qualified dividends or return of capital, depending on U.S. tax legislation, while the Canadian withholding tax will be consistent with the current treatment for trust distributions.  The Board of Directors and management continue to evaluate options, including a possible conversion to a corporation, to best position Provident beyond 2010 when the Trust will become subject to SIFT Tax.

At December 31, 2009 the Trust has approximately $1.2 billion of intangible, tangible and non-capital loss tax pools available to claim against taxable income under either a trust or corporate structure.

Interest expense

Continuing operations	Year ended December 31,
($ 000s, except as noted)	2009	2008	% Change

Interest on bank debt	$9,634	$35,044	(73)
Interest on convertible debentures	17,355	19,934	(13)
Discontinued operations portion	-	(4,185)	(100)
Total cash interest	$26,989	$50,793	(47)

Weighted average interest rate on all long-term debt	3.6%	5.3%	(32)
Debenture accretion and other non-cash interest expense	4,828	5,239	(8)
Total interest expense	$31,817	$56,032	(43)

Interest expense decreased in 2009 compared to 2008 due to lower debt levels and lower market interest rates. Cash proceeds from 2009 Upstream dispositions totaling $305.7 million as well as the sale of USOGP in 2008, amounting to $457.9 million, net of tax, were used to pay down debt.

Financial instruments

Commodity price risk management program

Provident’s commodity price risk management program utilizes derivative instruments to provide protection against lower commodity prices and margins.  The program reduces exposure to downside commodity price volatility and provides support for cash distributions, bank lending capacity, capital programs and acquisition and project economics.  The program protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment.  For the Midstream business unit the program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin.  The Program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

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

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Market conditions have not provided sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term.  Prices for propane, butane and condensate historically have correlated with prices for crude oil.  As a consequence, Provident has entered into natural gas, crude oil and foreign exchange financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane, butane, natural gasoline and electricity prices have also been executed.

Settlement of financial derivative contracts

The following table summarizes the impact of the financial derivative contracts settled during the years ended December 31, 2009 and 2008, included in realized loss on financial derivative instruments.

Realized gain (loss) on financial derivative instruments	2009		2008
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$8,052	0.8	$(11,113)	1.6
Natural gas	8,336	6.1	11	10.9

Provident Midstream
Crude Oil	29,007	4.1	(135,602)	4.2
Natural gas	(95,188)	23.0	(16,978)	26.8
NGL's (includes propane, butane)	5,072	0.8	25,902	2.3
Foreign Exchange	(3,505)	-	5,387	-
Electricity	(1,276)	-	2,374	-

Corporate
Interest Rate (2)	(1,137)	-	-	-
Realized loss on financial derivative instruments	$(50,639)		$(130,019)	-
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2) Realized gains and losses on corporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

The realized loss for the year ended December 31, 2009 was $50.6 million compared to a realized loss of $130.0 million in 2008.  The realized loss in 2009 was driven by natural gas purchase derivative contracts in the midstream business settling at a contracted price higher than the current market natural gas prices, partially offset by crude oil derivative sales contracts in both business units settling at contracted crude oil prices higher than the crude oil market prices during the settlement period.  The comparable 2008 realized loss was driven mostly by crude oil derivative sales contracts in the midstream business settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.

In addition, the Trust recorded a loss of $0.2 million (2008 - $26.8 million gain) on corporate foreign exchange contracts.  The amounts were included in foreign exchange loss (gain) and other on the consolidated statement of operations and were allocated to the reporting segments.

The following table is a summary of the net financial derivative instruments liability:

	As at December 31,
($ 000s)	2009	2008
Provident Upstream
Crude Oil	$826	$(12,521)
Natural Gas	1,545	(3,285)
Provident Midstream	181,890	70,476
Corporate	269	-
Total	$184,530	$54,670

The net liability in both periods represents unrealized “mark-to-market” opportunity costs related to financial derivative instruments with contract settlements ranging from January 1, 2010 through March 31, 2013.  The balances are required to be recognized in the financial statements under generally accepted accounting principles.  These financial derivative instruments were entered into in order to manage commodity prices and protect future Midstream product margins.  Fluctuations in the market value of these instruments impact earnings prior to their settlement dates but have no impact on funds flow from operations until the instrument is actually settled.

Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  As at December 31, 2009 and 2008, the goodwill balance of $100.4 million was related entirely to the Provident Midstream reporting unit.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of the Trust’s assets, by reporting units, to the estimated fair value of the reporting unit.  In 2009, Provident engaged the services of a third-party evaluator to assist in determining fair value.  Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  Goodwill is not amortized.

The Trust performed its annual goodwill impairment test in the fourth quarter of 2009 and determined that no write-down of goodwill was required. In 2008, a goodwill impairment of $416.9 million was recorded in the upstream business unit.

Provident’s intangible assets primarily relate to Midstream contracts and customer relationships.  In 2009, the Trust recognized an impairment of $12.4 million on a specific Midstream marketing agreement. The Trust had been amortizing the agreement over a 15 year period.  The Trust now expects that it is unlikely that the agreement will be renewed beyond March 31, 2011 on the same terms.  In addition, during 2009, the volumes supplied to the Trust under this agreement were reduced as a result of certain property dispositions completed by the third party supplier.  The impairment reflects a revision of the amortization period of this agreement and lower volume expectations for the remainder of the contract.  The impairment was recognized in the statement of operations in depletion, depreciation, and accretion expense.  The Trust does not expect the change in this contract to have a significant impact on volumes purchased in the Midstream business.

Liquidity and capital resources

Consolidated
($ 000s)	December 31, 2009	December 31, 2008	% Change

Long-term debt - revolving term credit facility	$264,776	$504,685	(48)
Long-term debt - convertible debentures (including current portion)	240,486	260,994	(8)
Working capital surplus (excluding financial derivative instruments)	(31,152)	(39,041)	(20)
Net debt	$474,110	$726,638	(35)

Unitholders' equity (at book value)	1,381,399	1,636,347	(16)
Total capitalization at book value	$1,855,509	$2,362,985	(21)

Total net debt as a percentage of total book value capitalization	26%	31%	(16)

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from continuing operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As a result of the weakening of the global economy in 2008, oil and gas industry participants, including Provident, had been experiencing more restricted access to capital.  Recent activity in the capital markets towards the end of 2009 has shown signs of improvement, however increased borrowing costs are still anticipated.  Although Provident’s core businesses have not changed, risk premiums have increased.  Management believes that cash flows from operating activities and availability under existing bank facilities will be adequate to allow Provident to move forward with its budgeted 2010 capital program.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Contractual obligations

Consolidated	Payment due by period
($ millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Long-term debt - revolving term credit facility (1) (2)	$270.2	$3.7	$266.5	$-	$-
Long-term debt - convertible debentures (2)	279.2	16.2	263.0	-	-
Operating lease obligations	164.0	18.1	30.0	21.7	94.2
Total	$713.4	$38.0	$559.5	$21.7	$94.2
(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.
(2) Includes associated interest and principal payments.

Long-term debt and working capital

In 2009, Provident’s Canadian term credit facility was reduced by $95 million to $1.03 billion due to the asset dispositions in the Upstream business unit.  On March 1, 2010, Provident closed the previously announced sale of

West Central Alberta oil and natural gas assets.  As a result of this sale, Provident’s Canadian term credit facility was reduced by an additional $50 million to $980 million.

As at December 31, 2009 Provident had drawn on 26 percent of its term credit facility as compared to 45 percent drawn as at December 31, 2008.  The decrease in the level of bank debt was a result of the application of proceeds from the Upstream strategic property dispositions.

At December 31, 2009 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $27.2 million, increasing bank line utilization to 28 percent.  The guarantees at December 31, 2008 totaled $35.2 million.

The following table shows the change in Provident’s working capital position:

	As at December 31,
($ 000s)	2009	2008	Change
Current Assets
Cash and cash equivalents	$7,187	$4,629	$2,558
Accounts receivable	216,786	244,485	(27,699)
Petroleum product inventory	37,261	46,160	(8,899)
Prepaid expenses and other current assets	4,803	7,886	(3,083)
Financial derivative instruments	5,314	16,708	(11,394)

Current Liabilities
Accounts payable and accrued liabilities	221,417	244,031	22,614
Cash distribution payable	13,468	20,088	6,620
Current portion of convertible debentures	-	24,871	24,871
Financial derivative instruments	86,441	13,693	(72,748)
Working capital (deficit) surplus	$(49,975)	$17,185	$(67,160)

The ratio of net debt (as calculated under “Liquidity and capital resources”) to funds flow from continuing operations in 2009 was 1.8 to one, compared to 1.4 to one in 2008.  The increase reflects a decrease in net debt offset by lower funds flow from operations.  On a segmented basis, using allocated debt balances as disclosed in note 20 to the consolidated financial statements, the Provident Upstream business had a ratio of net debt to funds flow from operations in 2009 of 1.6 to one (2008 – 0.7 to one).  The ratio for the Provident Midstream business unit was 2.0 to one in 2009, compared to 2.7 to one in 2008.

Trust units

For the year ended December 31, 2009 the Trust issued no additional units on conversion of convertible debentures (2008 – six thousand units).  No additional units were issued pursuant to the expired unit option plan for the year ended December 31, 2009 (2008 – 0.2 million units).  Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 5.2 million units were issued or are to be issued in 2009 representing proceeds of $28.1 million (2008 – 6.3 million units for proceeds of $53.8 million).

At December 31, 2009 management and directors held less than one percent of the outstanding trust units.

Capital related expenditures and funding

Continuing operations	Year ended December 31,
($ 000s)	2009	2008	% Change

Capital related expenditures
Capital expenditures	$(127,369)	$(246,947)	(48)
Site restoration expenditures	(5,399)	(6,381)	(15)
Acquisitions	(18,833)	(25,843)
Net capital related expenditures	$(151,601)	$(279,171)	(46)

Funded by
Funds flow from continuing operations net of declared distributions to unitholders	$67,789	$165,331	(59)
Cash proceeds on sale of assets	305,720	1,662
Proceeds on sale of discontinued operations, net of tax	-	457,906
Decrease in long-term debt	(265,245)	(440,244)	(40)
Issue of trust units, net of cost; excluding DRIP	-	1,672	-
DRIP proceeds	28,106	53,838	(48)
Change in working capital, including cash, and change in investments	15,231	39,006	(61)
Net capital related expenditure funding	$151,601	$279,171	(46)

Provident has funded its net capital expenditures with cash flow from operations and long-term debt.  Proceeds on sale of assets were applied to Provident’s revolving term credit facility.

Strategic review and restructuring expenses

The strategic review process was announced in February of 2008 with the objectives of optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident’s component businesses and optimizing structure in response to the federal government decision to tax income trusts beginning in 2011.  During this review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process.  Following the sale of USOGP, management and the board of directors evaluated the complete spectrum of strategic options available for Provident’s remaining Canadian oil and gas production (Provident Upstream) and midstream (Provident Midstream) business units.  After an extensive review, it was determined that in early 2009, in the context of the macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets at that time), it was in the best interest of unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.  Provident also completed an internal reorganization to improve the efficiency and competitiveness of the businesses. The internal reorganization was designed to improve the focus of each business unit, improve management’s line of sight to the key performance measures in each business, and reduce general and administrative costs.

As the macroeconomic environment evolved throughout 2009, Provident determined it was appropriate to sell certain non-strategic Upstream producing oil and natural gas assets.  In the third and fourth quarters of 2009, Provident sold $322.7 million of Upstream assets and in March of 2010, closed the sale of its West Central Alberta operating area for $177 million.  The Board of Directors and management continue to evaluate options that will best position Provident beyond 2010 when the Trust distributions will become subject to tax.  The reorganization and 2009 divestitures resulted in staff reductions at all levels of the organization, including senior management.  For the year ended December 31, 2009, strategic review and restructuring costs were $12.3 million (2008 - $3.6 million).  The costs are comprised primarily of severance, consulting and legal costs.

Unit based compensation

Unit based compensation includes expenses or recoveries associated with Provident’s restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense or recovery associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  For the year ended December 31, 2009, Provident recorded unit based compensation expense of $18.4 million (2008 - $4.4 million) and made related cash payments of $11.5 million (2008 - $8.3 million), of which $3.3 is included in strategic review and restructuring expense.  The expense was higher in 2009 as a result of a higher Provident trust unit trading price, upon which the compensation is based.  At December 31, 2009, the current portion of the liability totaled $12.2 million (December 31, 2008 - $9.4 million) and the long-term portion totaled $12.5 million (December 31, 2008 - $8.6 million).

Provident Upstream segment review

Upstream asset dispositions

On September 30, 2009, Provident completed a sale of the operating areas of Southeast and Southwest Saskatchewan for net proceeds of $225.7 million and a separate sale of a minor property in the Lloydminster area for $12.8 million.  Production on the date of announcement for these operating areas totaled approximately 4,000 boed.

On November 30, 2009, Provident closed the sale of the remaining properties in the Lloydminster operating area to a private company, Emerge Oil & Gas Inc. for total consideration of $84.0 million, consisting of $67.0 million in cash and $17.0 million in equity of the acquirer.  Production on the date of announcement for these properties totaled approximately 2,200 boed.

Net proceeds from these dispositions have been applied to Provident’s revolving term credit facility.

On December 23, 2009, Provident announced that it had reached an agreement with Storm Ventures International Inc. to sell the oil and natural gas assets in the West Central Alberta operating area.  Production on the date of announcement for these properties totaled approximately 5,000 boed.  The transaction closed on March 1, 2010.   Proceeds from the transaction of $177 million were applied to Provident’s revolving term credit facility.

Crude oil and natural gas liquids prices

The following realized prices are net of transportation expense.

Provident Upstream	Year ended December 31,
($ per bbl)	2009	2008	% Change

Oil per barrel
WTI (US$)	$61.80	$99.65	(38)
Exchange rate (from US$ to Cdn$)	1.14	1.07	7
WTI expressed in Cdn$	$70.54	$106.33	(34)

Realized pricing before financial derivative instruments
Crude oil	$54.15	$82.79	(35)
Natural gas liquids	$44.40	$76.88	(42)
Crude oil and natural gas liquids	$53.05	$82.27	(36)

For the year ended December 31, 2009 Provident’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, decreased by 36 percent to average $53.05 compared to $82.27 in 2008.  The 2009 decrease related to a 38 percent decrease in US$ WTI crude oil price, partially offset by an increase in U.S. to Canadian dollar exchange rate.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream
	Year ended December 31,
(Cdn$ per mcf)	2009	2008	% Change

AECO monthly index	$4.14	$8.12	(49)
Corporate natural gas price per mcf before financial derivative instruments	$3.86	$8.23	(53)

For the year ended December 31, 2009 Provident’s realized natural gas price, excluding financial derivative instruments, decreased 53 percent as compared to 2008, comparable to the decrease in the benchmark AECO monthly index price.  Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content.  Provident’s realized prices and changes in prices can therefore differ from benchmark indices.

Production

	Year ended December 31,
Provident Upstream	2009	2008	% Change
Daily production
Crude oil (bpd)	8,875	12,473	(29)
Natural gas liquids (bpd)	1,121	1,203	(7)
Natural gas (mcfd)	69,575	84,039	(17)
Oil equivalent (boed) (1)	21,592	27,683	(22)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

For the year ended December 31, 2009, Provident Upstream production averaged 21,592 boed, a 22 percent decrease compared to 27,683 boed in 2008.  Production levels for 2009 were lower as a result of strategic upstream asset dispositions.  Production from the properties sold averaged 4,953 boed in 2009 compared to 8,075 boed in 2008.  Further contributing to the decrease in daily production were natural declines that were larger than the production additions from capital expenditures.  The lower commodity price environment resulted in reduced capital spending compared to 2008, as well, the nature of the 2009 capital expenditures was focused on longer term plays.  The majority of the capital spent in 2009 was spent on Northwest Alberta facilities and pipelines for the emerging Pekisko resource play and on Dixonville’s waterflood program.  These longer term plays do not result in immediate production gains but are key to position Provident Upstream for future growth.

In Dixonville, 21 crude oil wells were converted to water injectors in 2009 as part of the phase one expansion. Production from these wells in 2008 was approximately 500 bpd.  The approval for the phase two expansion was received in January 2010 and an application for phase three was submitted in February 2010.  Production growth in Dixonville is expected to increase as the waterflood matures with incremental production expected gradually over the next 18 months.

Production for 2009 was weighted 54 percent natural gas and 46 percent crude oil and natural gas liquids.  This compared to 2008 production weighted 51 percent natural gas and 49 percent crude oil and natural gas liquids.  Year end 2009 exit-rate production was approximately 15,200 boed, including approximately 5,100 boed related to the West Central Alberta operating area which was subsequently sold on March 1, 2010.

Provident Upstream production summarized by operating areas is as follows:

	Year ended December 31,
Provident Upstream	2009	2008	% Change
Daily Production - by area (boed) (1)
West Central Alberta	5,401	6,271	(14)
Southern Alberta	4,629	4,883	(5)
Northwest Alberta	3,771	4,690	(20)
Dixonville	2,838	3,764	(25)
	16,639	19,608	(15)
Other (2)	4,953	8,075	(39)
	21,592	27,683	(22)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold November 30, 2009.

Revenue and royalties

Provident Upstream	Year ended December 31,
($ 000s except per boe and mcf data)	2009	2008	% Change

Oil
Revenue	$175,408	$377,976	(54)
Realized gain (loss) on financial derivative instruments	8,052	(11,113)	-
Royalties	(31,468)	(69,897)	(55)
Net revenue	$151,992	$296,966	(49)
Net revenue (per barrel)	$46.92	$65.05	(28)
Royalties as a percentage of revenue	17.9%	18.5%

Natural gas
Revenue	$98,011	$253,183	(61)
Realized gain on financial derivative instruments	8,336	11	75,682
Royalties	(4,826)	(44,715)	(89)
Net revenue	$101,521	$208,479	(51)
Net revenue (per mcf)	$4.00	$6.78	(41)
Royalties as a percentage of revenue	4.9%	17.7%

Natural gas liquids
Revenue	$18,166	$33,857	(46)
Royalties	(5,281)	(8,528)	(38)
Net revenue	$12,885	$25,329	(49)
Net revenue (per barrel)	$31.49	$57.53	(45)
Royalties as a percentage of revenue	29.1%	25.2%

Total
Revenue	$291,585	$665,016	(56)
Realized gain (loss) on financial derivative instruments	16,388	(11,102)	-
Royalties	(41,575)	(123,140)	(66)
Net revenue	$266,398	$530,774	(50)
Net revenue (per boe)	$33.80	$52.39	(35)
Royalties as a percentage of revenue	14.3%	18.5%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses and the realized gain (loss) on financial derivative instruments excludes the impact of corporate interest rate swap gains/losses allocated to Provident Upstream.

For the year ended December 31, 2009 Provident Upstream production revenue was $291.6 million, a decrease of 56 percent from $665.0 million in 2008.  The decrease in revenue was a result of a 44 percent decrease in prices per boe due to lower realized crude oil, natural gas liquids, and natural gas prices as well as a 22 percent decrease in production.  Royalties, which are price sensitive and affected by production rates, decreased as a percentage of revenue mainly due to significantly lower natural gas prices.  Alberta natural gas crown royalties were also reduced to reflect the impact of prior year capital expenditures spent on natural gas facilities within the province.  The preceding factors as well as the $16.4 million realized gain on financial derivative instruments compared to a $11.1 million realized loss in 2008, account for net revenue of $266.4 million in 2009, 50 percent lower than the $530.8 million recorded in 2008.

Net revenue per boe in 2009 decreased 35 percent to $33.80 from $52.39 in 2008 resulting primarily from lower realized product prices, lower royalties and a gain on financial derivative instruments in 2009 compared to a loss in 2008.

Production expense

For the year ended December 31, 2009 production expenses decreased 14 percent to $119.4 million from $138.2 million and increased by 11 percent on a per boe basis to $15.15 per boe from $13.64 per boe in the prior year.  The decrease in total costs was primarily due to a decrease in production.  On a per boe basis, the increase was primarily due to fixed costs being allocated over fewer produced barrels of oil equivalent production.  Operating costs in the Dixonville area continue to be incurred throughout the waterflood expansion program.  In addition, the 2008 per boe production expense of $13.64 benefitted from a full year of production from Southeast Saskatchewan which incurred lower average operating costs in 2008.

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Production expenses	$119,437	$138,173	(14)
Production expenses (per boe)	$15.15	$13.64	11

Operating netback

Operating netback as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable with calculations of similar measures of other entities.

Provident Upstream	Year ended December 31,
($ per boe)	2009	2008	% Change
Netback per boe
Gross production revenue	$37.00	$65.64	(44)
Royalties	(5.28)	(12.15)	(57)
Operating costs	(15.15)	(13.64)	11
Field operating netback	16.57	39.85	(58)
Realized gain (loss) on financial derivative instruments	2.08	(1.10)	-
Operating netback after realized financial derivative instruments	$18.65	$38.75	(52)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

The 2009 field operating netback of $16.57 per boe was 58 percent below the $39.85 per boe for the prior year.  The 44 percent decrease in year over year realized crude oil, natural gas liquids, and natural gas prices and 11 percent higher operating costs per boe partially offset by the 57 percent decrease in royalties on a per boe basis result in the significantly lower field operating netback.  The 2009 operating netbacks after financial derivative instruments decreased by 52 percent to $18.65 from $38.75 in the prior year due to the preceding factors as well as the realized gain on financial derivative instruments of $2.08 per boe compared to a realized loss of $1.10 per boe in the prior year.

General and administrative

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Cash general and administrative	$30,725	$34,242	(10)
Non-cash unit based compensation	3,101	(2,199)	-
	$33,826	$32,043	6

Cash general and administrative (per boe)	$3.90	$3.39	15

For the year ended December 31, 2009, cash general and administrative expenses were $30.7 million (2008 - $34.2 million), a decrease of 10 percent.  The decrease in cash general and administrative expenses reflected staff reductions and cost cutting measures implemented within the organization.  On a per boe basis, cash general and administrative expenses in 2009 increased 15 percent to $3.90 per boe from $3.39 per boe in 2008.

The non-cash unit based compensation was an expense of $3.1 million in 2009 and a decrease in expense of $2.2 million in 2008.  Non-cash unit based compensation was higher in 2009 as the unit based compensation, once granted, fluctuates based on changes in the trading prices of the Provident Trust units which increased in 2009 over the ending trading price in 2008.

Capital expenditures

Provident Upstream	Year ended December 31,
($ 000s)	2009	2008

Capital expenditures - by category
Geological, geophysical and land	$4,323	$25,474
Drilling and recompletions	59,307	146,992
Facilities and equipment	25,953	34,514
Office and other	1,154	2,167
Total additions	$90,737	$209,147

Capital expenditures - by area
West central Alberta	$5,547	$10,326
Southern Alberta	7,917	19,852
Northwest Alberta	36,692	79,445
Dixonville	26,440	60,339
	$76,596	$169,962
Other (1)	14,141	39,185
Total additions	$90,737	$209,147

Property acquisitions	$333	$25,843
Property dispositions (2)	$322,720	$1,662
(1) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold on November 30, 2009.
(2) Property dispositions include cash proceeds on sale of assets as well as $17.0 million of shares in Emerge Oil & Gas Inc. received on sale of Lloydminster properties

In 2009, Provident Upstream successfully executed its capital program by spending $76.6 million on its four remaining operating areas as well as spending $12.7 million in the year on assets that were subsequently divested.  Internal development activities on the four remaining operating areas included 10.7 net wells drilled for the year, including three water source wells, with a 98 percent success rate.  In addition, 4.6 net wells were drilled in areas that were subsequently divested.  Provident’s drilling activities in 2009 were focused on its Pekisko crude oil resource play and the Dixonville waterflood project.  Provident spent $36.7 million in Northwest Alberta, primarily on drilling and completion activities for the emerging Pekisko oil resource play, which included 3.0 net wells drilled, the infrastructure and tie-in activities associated with the 2008/2009 winter drilling program and preparation work to start the 2009/2010 winter drilling program.  Facility and pipeline work in Northwest Alberta included work to provide infrastructure for the emerging Pekisko opportunity.  Provident spent $26.4 million in Dixonville, primarily on the waterflood program which included drilling 2.0 net wells as well as 3.0 net water source wells, completion activities, and the conversion of 21 oil producing wells into water injectors. In Southern Alberta, $7.9 million was primarily spent on drilling activity and recompletions, which included 2.0 net wells drilled, and on facility upgrades and infrastructure work.  The $5.6 million of capital in the West Central Alberta operating area was spent on drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.  In addition, $1.4 million was spent on office and non core properties.

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

DD&A	$259,545	$304,909	(15)
DD&A (per boe)	$32.93	$30.09	9

DD&A charges in 2009 were down 15 percent to $259.5 million compared to $304.9 million in 2008.  The lower charges reflect reduced production volumes compared to 2008, partially offset by an increase in the per boe DD&A rate.  The rate of $32.93 per boe increased nine percent for 2009 compared to $30.09 per boe in 2008.  The per boe increase was primarily as a result of 2008 and 2009 capital expenditures on longer term projects at Dixonville and the Pekisko play in Northwest Alberta.  In the short term, these expenditures add costs to the depletable base without the addition of further proved reserves.  The addition of more proved reserves associated with these projects would have a favourable impact on DD&A per boe.

In 2009, DD&A also includes accretion expense associated with asset retirement obligation of $3.1 million (2008 - $3.4 million).

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

Empress East
Redwater West
Commercial Services

The Empress East business line is comprised of the following core assets:

•
Approximately 2.0 Bcfd in extraction capacity at Empress, Alberta.  This is the combination of 67.5 percent ownership of the 1.2 Bcfd capacity Provident Empress NGL extraction plant, 33.0 percent ownership in the 2.7 Bcfd capacity BP Empress 1 Plant, 12.4 percent ownership in the 1.1 Bcfd capacity ATCO Plant and 8.3 percent ownership in the 2.4 Bcfd capacity Spectra Plant.

•	100 percent ownership of a 50,000 bpd debutanizer at Empress, Alberta.

•
50 percent ownership in the 130,000 bpd Kerrobert pipeline and 2.5 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection of NGLs into the Enbridge pipeline system.  Along the Enbridge pipeline system in Superior, Wisconsin, Provident holds an 18.3 percent ownership of a 300,000 barrel storage staging facility and 18.3 percent ownership of a 6,600 bpd depropanizer.

•
In Sarnia, Ontario, 16.5 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbl of raw product storage capacity, and 18.0 percent of 5.0 mmbbl of finished product storage and a rail, truck and pipeline terminalling facility.  An additional 500,000 bbls of specification product storage is also leased in the Sarnia area.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 300 rail cars under long-term lease agreement.

The Redwater West business line is comprised of the following core assets:

•
100 percent ownership of the Redwater NGL fractionation facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, two propane truck loading facilities, seven million gross barrels of salt cavern storage, and a 75,000 bpd condensate rail offloading facility with a 500 railcar storage yard.  The Redwater facility is the only facility in western Canada that can fractionate a high-sulphur ethane-plus mix.

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

The Empress East and Redwater West business lines are supported by Provident’s integrated marketing arm which has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic. Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident’s integrated suite of transportation, storage and logistics assets to access markets across North America.  Due to its broad marketing scope, Provident’s NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America.  By strategically building inventories of specification products which are then distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident’s marketing group also generates margins by taking advantage of locational price differentials and arbitrage trading opportunities. Margins generated through marketing activities are included within the Empress East and Redwater West business lines.

The Commercial Services business line:

The Commercial Services business line includes services such as fractionation, storage, LPG terminalling, loading and offloading that are provided to third parties at Provident’s Redwater facility on a fee basis.  Year over year, Provident has significantly enhanced its Commercial Services platform at Redwater by adding incremental terminalling capacity at its condensate rail terminal and, most recently, through the addition of condensate storage capabilities.  During the third quarter of 2009, two new 500,000 barrel storage caverns at Redwater were placed into condensate service, and a third condensate storage cavern is currently under construction.  The Commercial Services business line also includes pipeline tariff income from Provident’s ownership of the Liquids Gathering System in Northwest Alberta which flows into Pembina’s pipeline from LaGlace to Redwater.  Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia.  Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long term cost of service basis.  Earnings from this business line of the Midstream segment have little direct exposure to market price volatility and are thus relatively stable.

Long term contracts

At the Redwater fractionation facility, a significant portion of the available propane, butane and condensate (“propane-plus”) fractionation capacity is contracted through a long term fee for service arrangement with third parties.

The ethane produced from Provident’s facilities at Empress and Redwater is largely sold under long term contracts.

In 2006 and early 2007, Provident commissioned a condensate rail off-loading terminal at Redwater with current capacity of 75,000 bpd, a significant portion of which is under long term contracts with two major energy producers.

Provident has two 500,000 barrel caverns used for condensate storage at Redwater.  The majority of the condensate storage capacity is sold under long term contracts to various third parties, a number of which are major energy producers, with terms averaging from two to five years.

Provident has a long term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutanizer facility with a major energy producer.

Market environment

Performance of the Midstream business unit is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Year ended December 31,
	2009	2008	% Change

WTI (US$ per barrel)	$61.80	$99.65	(38)
Exchange rate (from US$ to Cdn$)	1.14	1.07	7
WTI expressed in Cdn$ per barrel	$70.54	$106.33	(34)

AECO monthly index (Cdn$ per gj)	$3.92	$7.71	(49)

Frac Spread Ratio (1)	18.0	13.8	30

Mont Belvieu Propane (US$ per US gallon)	$0.84	$1.41	(40)
Mont Belvieu Propane expressed as a percentage of WTI	57%	60%	(5)

Market Frac Spread in Cdn$ per barrel (2)	$28.61	$35.35	(19)
1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2) Market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

[Missing Graphic Reference]

Market conditions created a challenging environment for NGL operations in 2009. WTI crude oil prices averaged US$61.80 per barrel in 2009 as compared to US$99.65 per barrel in 2008, a 38 percent reduction.  WTI crude prices, which largely drive NGL pricing, declined sharply in the last quarter of 2008 in response to the slowing world economy.  This decline continued into 2009 when WTI prices fell below US$35.00 per barrel during the first quarter of 2009 before recovering to an average of US$76.19 per barrel in the fourth quarter.  This is in stark contrast to the first nine months of 2008 where WTI prices reached record levels of over US$140 per barrel. Propane prices relative to WTI were also lower in 2009 with Mont Belvieu propane averaging 57 percent of WTI as compared to 60 percent of WTI in 2008.  Propane prices relative to WTI were lowest during the second and third quarters of 2009 as a result of weaker product demand and above average levels of propane inventory in the North American marketplace.

Natural gas prices were also significantly impacted by the economic slow down.  AECO natural gas prices averaged $3.92 per gj in 2009 as compared to $7.71 per gj in 2008, and reached lows of below $2.00 per gj during the month of September before recovering to exit the year at approximately $5.50 per gj.  While lower natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low price environment can have an adverse impact on the availability and cost of natural gas and NGL mix supply if natural gas producers elect to shut-in production or reduce drilling activities.  The impact of lower supply could be partially mitigated through an increase in NGL prices if demand for product exceeds available supply.

Market frac spreads, a key driver of NGL extraction economics, averaged $28.61 per barrel in 2009 as compared to $35.35 per barrel in 2008. Lower market frac spreads were the result of lower NGL prices, offset by much lower prices for natural gas. Extraction premiums paid to acquire the natural gas also have an impact on NGL extraction economics.  While extraction premiums are excluded from the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins.  Over the past several months, Empress extraction premiums significantly increased as a result of reduced volumes of natural gas flowing past the Empress straddle plants.  During 2009, natural gas throughput at the Empress Eastern border averaged approximately 5.2 bcf per day, a decrease of approximately 17 percent compared to the prior year.  Lower natural gas throughput at the Empress facilities reduced propane-plus inventories currently available for sale in Sarnia and in surrounding eastern markets.  In 2010, as available propane-plus supply tightens relative to demand, pricing differentials in these eastern markets where Provident sells the majority of its Empress East production, may increase relative to other major propane hubs including Mont Belvieu and Conway.

At the end of 2009, industry propane inventories in the United States were approximately 49 million barrels, a decrease of 11 percent compared to the prior year, and approximately seven million barrels below the five year historical average.  For most of 2009, United States industry propane inventories exceeded the five year average, peaking at over 18 million barrels above the five year average during the month of June.  United States industry propane inventories have fallen significantly since that period, driven primarily by above average propane withdrawals during the fourth quarter and the start of the winter heating season.  Ending 2009 Canadian industry propane inventories of approximately five million barrels were in-line with the prior year, but lower than the five year average of approximately six million barrels.

Midstream business performance

Midstream business unit results can be summarized as follows:

	Year ended December 31,
(bpd)	2009	2008	% Change

Provident Midstream NGL sales volumes	113,528	119,649	(5)

	Year ended December 31,
($ 000s)	2009	2008	% Change

Empress East Margin	$95,633	$157,976	(39)
Redwater West Margin	127,404	142,836	(11)
Commercial Services Margin	63,746	46,541	37
Gross operating margin	286,783	347,353	(17)
Realized loss on financial derivative instruments	(66,743)	(118,917)	(44)
Cash general and administrative expenses	(31,297)	(33,845)	(8)
Strategic review and restructuring expenses	(4,624)	(1,683)	175
Foreign exchange (loss) gain and other	(1,802)	19,853	-
Provident Midstream EBITDA	$182,317	$212,761	(14)

Gross operating margin

Midstream gross operating margin was $286.8 million for the year ended December 31, 2009 compared to $347.4 million in 2008.  The 17 percent decrease was due to lower operating margins from the Empress East and Redwater West business lines, partially offset by a 37 percent increase in contribution from the Commercial Services business line.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

In 2009, the gross operating margin for Empress East was $95.6 million (2008 - $158.0 million), a reduction of 39 percent.  Lower operating margins were the result of lower realized propane-plus unit margins and a 19 percent decrease in propane-plus sales volumes.  Realized per unit margins have decreased from the prior year due to lower frac spreads which are reflective of the market pricing environment.  Per unit margins were also impacted by an increase in natural gas extraction premiums, particularly during the second half of 2009. In recent months, extraction premiums more than doubled as a result of lower eastern gas flows through the Empress facilities.  Eastern gate gas supply has been impacted in 2009 by lower natural gas drilling activity in western Canada, shut-in production, and narrower natural gas pricing differentials between AECO and Chicago.

The 19 percent decrease in sales volumes was the result of lower propane-plus term sales and lower product availability. In the beginning of 2009, Provident reduced its term sales commitments for the upcoming NGL contract year as a result of the pending expiry of its fractionation capacity lease at Sarnia on the first of April 2009, which was expected to reduce Empress East processing capacity by 6,000 bpd during the 2009/10 NGL year which runs from April, 2009 through to March, 2010.  In August, Provident was successful in restoring this reduced capacity by purchasing approximately 7,400 bpd of additional fractionation capacity at Sarnia.  As Provident moves into 2010, it expects to realize additional benefits from the incremental capacity, particularly as new term sales arrangements are negotiated for the upcoming NGL contract year which begins on April 1, 2010.  Full realization of the benefits of the incremental capacity at Sarnia will be impacted by the availability and cost of supply at Empress.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread has a smaller impact on margin than in the Empress East business line. The Redwater facility also has the largest and industry-leading rail-based condensate terminal in western Canada which serves the heavy oil industry and its need for diluent.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within the Commercial Services business line, while income relating to proprietary condensate marketing activities remains within the Redwater West business line.

In 2009, the operating margin for Redwater West was $127.4 million (2008 - $142.8 million) a decrease of 11 percent.  The decrease was primarily a result of lower margins from ethane and condensate sales, partially offset by higher margins on propane.  Ethane margins were lower than in the prior year as a result of lower sales volumes and lower per unit margins, which were impacted by lower sales prices and by month over month falling natural gas prices during the first three quarters of 2009.  The decrease in condensate margins was the result of lower realized per unit margins. Incremental demand for condensate for use as diluent was much stronger in 2008 which resulted in much higher premiums relative to WTI being paid for condensate in the Edmonton marketplace.  Condensate premiums relative to WTI in the Edmonton area averaged approximately US$6.00 per bbl in 2008 as compared to a discount of approximately US$0.80 per bbl in 2009.  Margins earned from propane sales were higher than in the prior year predominantly as a result of the stronger pricing environment in the fourth quarter of 2009 relative to the fourth quarter of 2008.  Butane margins in 2009 were similar to the prior year with higher per unit margins offsetting lower sales volumes.  On a combined basis, Redwater West propane-plus selling prices decreased by 34 percent relative to the prior year reflecting the decline in average market prices for NGL.  Cost of goods sold, on a per unit basis, were 39 percent lower than 2008 reflecting lower market prices for NGL and natural gas supply.

Propane-plus volumes were three percent lower than in the prior year primarily as a result of lower butane sales. Lower butane sales were the result of changing market conditions, which impacted the availability of butane supply.  Propane and condensate sales volumes were similar to the prior year.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, LPG terminalling, loading and offloading services.  The growth in this business segment has been primarily driven by the expansion of Provident’s condensate terminalling and storage facilities at Redwater.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In 2009, the margin for this business line was $63.7 million (2008 - $46.5 million).  The 2009 operating margin was 37 percent higher than 2008 mostly due to increased fee based revenues associated with the condensate terminalling facility, higher third party processing fees and incremental storage revenues from Provident’s condensate storage caverns which were placed into service during the third quarter.

Operations – Midstream NGL sales volumes

Provident Midstream sold 113,528 bpd in 2009, down five percent when compared with 119,649 bpd in 2008.  The reduction in volumes primarily represents the decrease in propane-plus volumes in both Empress East and Redwater West.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”) and funds flow from operations

For 2009, adjusted EBITDA decreased 14 percent to $182.3 million from $212.8 million in 2008 reflecting lower operating margins for the Empress East and Redwater West business lines, partially offset by a lower realized loss on financial derivative instruments and lower cash general and administrative expenses.  The $66.7 million realized loss on financial derivative instruments was driven by natural gas derivative purchase contracts that settled at current market prices that were lower than the original derivative contract prices.  The comparable 2008 amounts had a larger realized loss on financial derivative instruments, driven primarily by crude oil derivative sales contracts settling at prices considerably higher than the original derivative contract crude oil prices.  The 2008 adjusted EBITDA amount also included gains on corporate foreign exchange contracts settled in the period, of which $20.1 million was allocated to the Midstream segment and was included in foreign exchange (loss) gain and other. Cash general and administrative expenses were lower in 2009 as a result of staff reductions and cost cutting measures implemented within the organization.  Funds flow from operations for 2009 was $161.8 million, a decrease of $17.2 million or 10 percent compared to $179.0 million in 2008.  The decrease in funds flow from operations reflects the lower adjusted EBITDA, partially offset by significantly lower interest expense.

Capital expenditures

Provident Midstream capital expenditures for 2009 totaled $36.6 million.  In 2009, $31.1 million was spent primarily on the continued development of cavern storage, the condensate terminalling and storage facility and pre-development activities relating to the Michigan depropanizer.  In addition, $2.7 million was spent on sustaining capital requirements, $2.1 million was added to capitalized linefill and $0.7 million was spent on office related capital.

Midstream asset acquisitions

On August 12, 2009, Provident purchased an additional 6.15 percent interest in the Sarnia fractionation facilities for $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010.  This acquisition increased Provident’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, increasing propane-plus fractionation capacity in the Empress East system by approximately 7,400 bpd to 20,000 bpd in total.  This acquisition replaced the 6,000 bpd of formerly leased capacity at Sarnia that expired on April 1, 2009.  As a result of this transaction, Provident has deferred construction of its previously announced depropanizer facility in Michigan.

In November 2009, Provident announced an agreement to purchase a commercial storage facility in Corunna, Ontario for an undisclosed amount.  The facility is located in close proximity to Provident’s existing operations in Sarnia, Ontario.  The 1,000 acre site has an active cavern storage capacity of 12.1 million barrels, consisting of 5.0 million barrels of hydrocarbon storage and 7.1 million barrels currently used for brine storage.  The facility also includes 13 pipeline connections and a small rail offloading facility.  The transaction is expected to close by the end of the second quarter of 2010.

Discontinued operations (USOGP)

In February, 2008 the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business.  Effective in the first quarter of 2008, Provident’s USOGP business was accounted for as discontinued operations.  The USOGP business was sold in June and August of 2008.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against BreitBurn Energy Partners, L.P. (the MLP), certain of its directors (including three Provident nominees), and Provident.  The MLP was part of the USOGP business.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to the MLP by false representations as to Provident’s relationship with the MLP. The transaction involved the issuance by the MLP to Quicksilver of approximately U.S. $700 million of units of the MLP.   In February 2010, Provident agreed to settle all existing litigation with Quicksilver.  Provident expects the cost of the lawsuit and settlement will be covered by insurance.

Disclosure Controls and Procedures:  U.S. Sarbanes-Oxley Act

In 2002, the United States Congress enacted the Sarbanes-Oxley Act (SOX), which requires that issuers that are required to file reports with the United States Securities and Exchange Commission must assess and report upon the effectiveness of their “internal control over financial reporting” as of the end of each fiscal year.  As an entity listed on the New York Stock Exchange, Provident is subject to the rules.  See “Management’s Report on Internal Control Over Financial Reporting” and “Independent Auditors’ Report”.

As of December 31, 2009, an evaluation of the effectiveness of Provident’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Provident, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and CFO have concluded that as of December 31, 2009, Provident’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Provident in reports that it files or submits to Canadian and United States securities authorities are (i) recorded, processed, summarized and reported within the time periods specified by Canadian and Unites States securities laws and (ii) accumulated and communicated to Provident’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Provident’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Provident’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Provident will continue to periodically evaluate its disclosure controls and procedures and internal controls over financial reporting and will make modifications from time to time as deemed necessary.

During the year ended December 31, 2009, there were no changes in Provident’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Provident’s internal control over financial reporting.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in January 2010, an estimated 85 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

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

The Trust’s financial and operating results incorporate certain estimates including:

•	depletion, depreciation and accretion based on estimated oil and gas reserves;
•	future recoverable value of property, plant and equipment and goodwill (see “Goodwill and intangible assets”) based on estimated future cash flows;
•	value of asset retirement obligations based on estimated future costs and timing of expenditures;
•	fair values of derivative contracts that are subject to fluctuation depending upon underlying commodity prices and foreign exchange rates (see note 14 to the consolidated financial statements); and
•	income taxes based on estimates of future income and tax pool claims (see “Taxes”).

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized and accumulated in one cost centre as all of the oil and natural gas assets are in Canada.  Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident’s share of estimated total proved oil and natural gas reserve volumes before royalties.  The recoverability of the assets are tested by comparing the carrying value to the sum of the undiscounted cash flows expected.  If the carrying value is not recoverable the assets are written down to their fair value.

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

The ARO standard requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation.  Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies.  Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident’s financial results.

Change in accounting policies

(i)	Goodwill and intangible assets

In the first quarter of 2009, the Trust adopted CICA Handbook section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.

(ii)	Business combinations

In December of 2008, the CICA released Handbook section 1582 “Business Combinations”, which replaces existing guidance under section 1581 “Business Combinations”.  The new standard is intended to converge with International Financial Reporting Standards.  Under section 1582, the purchase price in a business combination is based on the fair value of shares exchanged at the market price on the acquisition date.  Under the existing standard, the purchase price is based on the market price of shares over a reasonable period before and after the date of acquisition is agreed upon and announced.  This new standard also requires that all acquisition costs be expensed as incurred.  Currently, these costs may be capitalized as part of the purchase price.  In addition, the new guidance addresses contingent liabilities, which will be required to be recognized at fair value on acquisition and subsequently remeasured at each reporting period until settled.  Under the current standard, only contingent liabilities that are payable are recognized.  This new section requires that negative goodwill to be recognized in earnings immediately rather than the existing standard of reducing non-current assets in the purchase price allocation.  The new standard applies prospectively to business combinations on or after January 1, 2011 with earlier adoption permitted.  The Trust is currently assessing the impact of the new standard.

(iii)	International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

In 2008, Provident commenced the process to transition from current Canadian GAAP to IFRS.  A project plan and a project team were established.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident’s external auditors have been held and will continue throughout the subsequent phases.  Regular reporting on the project plan is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

During 2009, Provident was engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions, as further described below, and an analysis of financial systems has been performed.

During the implementation phase which began in the first quarter of 2010, Provident will execute the required changes to business processes, financial systems, accounting policies, IT systems, disclosure controls and internal controls over financial reporting as discussed below.  Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements.  In addition, due to anticipated changes to IFRS and International Accounting Standards prior to Provident’s adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First –Time Adoption of IFRS:

IFRS 1, “First-Time Adoption of International Financial reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS.  Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Provident, which at this time include the following:

•
Business Combinations – IFRS 1 would allow Provident to use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations that occurred prior to transition to IFRS.  The IFRS business combination rules converge with the new CICA Handbook section 1582 that is also effective for Provident on January 1, 2011, however, early adoption is permitted.

•
Property, Plant and Equipment (“PP&E”) – IFRS 1 provides the option to value the Upstream PP&E assets at their deemed cost being the Canadian GAAP net book value assigned to these assets as at the date of transition, January 1, 2010.  This amendment is permissible for entities, such as Provident, who currently follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre.  Under IFRS, Provident’s PP&E assets must be divided into smaller cost centres.  The net book value of the assets on the date of transition will be allocated to the new cost centres on the basis of Provident’s reserve volumes or values at that point in time.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect the Trust’s reported financial position and results of operations.  At this time, Provident has identified key differences that will impact the financial statements as follows:

•
Presentation of Exploration and Evaluation (“E&E”) expenditures separate from PP&E – Upon transition to IFRS, Provident will present all E&E expenditures as a separate component on the Consolidated Balance Sheet.  This will include the book value for Provident’s land that relates to undeveloped properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Calculation of depletion expense for Upstream PP&E assets – Upon transition to IFRS, Provident has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Provident has not concluded at this time which method for calculating depletion will be used.

•
Impairment of long-term assets – Under IFRS, impairment of long-term assets must be calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the cash generating unit level for both Upstream and Midstream long-term assets.

•
Due to the recent withdrawal of the exposure draft on IAS 12 Income Taxes in November 2009 and the issuance of the exposure draft on IAS 37 Provisions, Contingent Liabilities and Contingent Assets in January 2010,  management is still determining the impact of these revised standards on its IFRS transition.

In addition to accounting policy differences, Provident’s transition to IFRS will impact the internal controls over financial reporting, disclosure controls and procedures and IT systems as follows:

•
Internal controls over financial reporting – As the review of Provident’s accounting policies is completed, an assessment will be made to determine changes required to ensure the continued integrity of Provident’s internal controls over financial reporting.  As an example, additional controls will be implemented for the IFRS 1 changes such as the allocation of Provident’s PP&E as well as the process for re-classifying Provident’s E&E expenditures from PP&E.  This assessment will be an ongoing process through 2010 to ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•
IT systems – Provident is finalizing the system updates required in order to ready the Trust for IFRS reporting.  The modifications while not significant are, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E costs and E&E costs with a more granular level of detail for IFRS reporting.  Additional system modifications may be required based on final policy choices.

•
Disclosure controls and procedures – Information relating to Provident’s transition to IFRS, as well as the progress in completing the implementation phase described above, will continue to be communicated to senior management and the Board of Directors and reported on in Provident’s annual and interim filings, including its MD&A.   As a result, Provident’s disclosure controls and procedures will ensure that stakeholders are provided with sufficient information to assist in understanding the impact of the IFRS transition on Provident.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident, including the effect of the legislated tax on trust distributions.

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	changes to environmental regulations;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

•	competition for exploration prospects and the development of new sources of production;

•	declining oil and natural gas reserves and production;

•	marketability of oil and natural gas;

•	the ability to attract and retain employees; and

•	environmental, health and safety risks.

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

•	exposure to commodity price fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each of the four quarters in the year ended December 31, 2009 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3	Q4
TSE – PVE.UN (Cdn$)
High	$6.61	$6.50	$6.46	$7.36
Low	$2.90	$4.50	$4.69	$5.64
Close	$4.81	$5.82	$6.20	$7.08
Volume (000s)	21,878	22,810	17,610	18,346
NYSE – PVX (US$)
High	$5.60	$5.70	$6.08	$6.99
Low	$2.23	$3.55	$4.00	$5.19
Close	$3.72	$4.92	$5.76	$6.72
Volume (000s)	92,576	83,525	72,040	103,991

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the “Outlook” section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of the Trust.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

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

Selected annual financial measures

($ 000s except per unit data)	2009	2008	2007
Revenue from continuing operations (net of royalties and financial derivative instruments)	$1,711,483	$3,239,163	$2,038,515
Net (loss) income	(89,020)	157,392	30,434
Per unit - basic and diluted	(0.34)	0.62	0.13
Total assets	2,548,015	3,074,069	5,758,792
Long-term financial liabilities from continuing operations (1)	682,625	867,232	1,382,921
Declared distributions per unit.	$0.75	$1.38	$1.44
(1) Includes long-term debt, asset retirement obligation, long-term financial derivative instruments and other long-term liabilities.

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2009
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$470,769	$305,923	$465,432	$469,359	$1,711,483
Funds flow from continuing operations	$84,281	$48,516	$54,869	$76,340	$264,006
Funds flow from continuing operations per unit - basic and diluted	$0.32	$0.19	0.21	0.29	$1.01
Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75

Provident Upstream
Cash revenue	$72,242	$78,883	$69,208	$57,263	$277,596
Earnings before interest, DD&A, taxes and other non-cash items	$25,119	$33,114	$30,344	$20,416	$108,993
Funds flow from operations	$22,827	$30,022	$28,425	$20,882	$102,156
Net loss	$(38,154)	$(29,885)	$(21,879)	$(20,649)	$(110,567)

Provident Midstream
Cash revenue	$487,820	$314,537	$309,215	$452,176	$1,563,748
Earnings before interest, DD&A, taxes and other non-cash items	$69,927	$24,416	$27,119	$60,855	$182,317
Funds flow from operations	$61,454	$18,494	$26,444	$55,458	$161,850
Net (loss) income	$(2,130)	$(50,176)	$73,542	$311	$21,547

Operating
Oil and gas production
Crude oil (bpd)	10,710	10,035	9,276	5,533	8,875
Natural gas liquids (bpd)	1,138	1,105	1,169	1,072	1,121
Natural gas (mcfd)	76,260	75,735	65,525	60,992	69,575
Oil equivalent (boed)	24,558	23,763	21,366	16,770	21,592

Average selling price net of transportation expense (Cdn$)
Crude oil per bbl	$36.23	$59.03	$62.06	$66.03	$54.15
(before realized financial derivative instruments)
Crude oil per bbl	$42.31	$60.61	$62.56	$66.67	$56.63
(including realized financial derivative instruments)
Natural gas liquids per barrel	$41.13	$38.14	$39.76	$59.25	$44.40
Natural gas per mcf	$4.75	$3.40	$2.90	$4.36	$3.86
(before realized financial derivative instruments)
Natural gas per mcf	$5.26	$3.62	$3.28	$4.54	$4.19
(including realized financial derivative instruments)
Provident Midstream
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2008
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from continuing operations	$130,394	$165,470	$139,979	$81,779	$517,622
Funds flow from continuing operations per unit - basic	$0.52	$0.65	$0.55	$0.32	$2.03
Funds flow from continuing operations per unit - diluted	$0.52	$0.65	$0.51	$0.32	$2.03
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$158,400	$101,437	$547,094
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$49,757	$353,493
Funds flow from operations	$71,142	$112,869	$107,442	$47,187	$338,640
Net income (loss)	$9,591	$28,935	$76,881	$(421,457)	$(306,050)

Provident Midstream
Cash revenue	$641,673	$662,315	$652,753	$513,860	$2,470,601
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$37,666	$212,761
Funds flow from operations	$59,252	$52,601	$32,537	$34,592	$178,982
Net income (loss)	$15,516	$(290,230)	$232,966	$359,166	$317,418

Operating
Oil and gas production (continuing operations)
Crude oil (bpd)	12,287	12,494	12,805	12,307	12,473
Natural gas liquids (bpd)	1,307	1,178	1,195	1,134	1,203
Natural gas (mcfd)	83,970	86,130	85,628	80,450	84,039
Oil equivalent (boed)	27,589	28,027	28,271	26,849	27,683

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$47.33	$82.79
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$97.61	$52.71	$80.36
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$47.64	$76.88
Natural gas per mcf	$7.61	$9.98	$8.60	$6.63	$8.23
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$6.92	$8.23
(including realized financial derivative instruments)
Provident Midstream
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Provident is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust.  Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that as of December 31, 2009, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

“Signed”	“Signed”

Thomas W. Buchanan	Mark N. Walker
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 11, 2010

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
March 11, 2010

To the Unitholders of Provident Energy Trust

We have completed integrated audits of Provident Energy Trust’s (the “Trust”) 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Provident Energy Trust as at December 31, 2009 and December 31, 2008, and the related consolidated statements of operations and accumulated income, comprehensive and accumulated other comprehensive income and cash flows for each of the years then ended.  These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Provident Energy Trust’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

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

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
March 11, 2010

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
	As at	As at
	December 31,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$7,187	$4,629
Accounts receivable	216,786	244,485
Petroleum product inventory	37,261	46,160
Prepaid expenses and other current assets	4,803	7,886
Financial derivative instruments (note 14)	5,314	16,708
	271,351	319,868

Investments and other long term assets	18,733	14,218
Long-term financial derivative instruments (note 14)	-	735
Property, plant and equipment (note 6)	2,025,044	2,480,503
Intangible assets (note 7)	132,478	158,336
Goodwill (note 8)	100,409	100,409
	$2,548,015	$3,074,069
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$221,417	$244,031
Cash distributions payable	13,468	20,088
Current portion of convertible debentures (note 9)	-	24,871
Financial derivative instruments (note 14)	86,441	13,693
	321,326	302,683

Long-term debt - revolving term credit facility (note 9)	264,776	504,685
Long-term debt - convertible debentures (note 9)	240,486	236,123
Asset retirement obligation (note 10)	61,464	59,432
Long-term financial derivative instruments (note 14)	103,403	58,420
Other long-term liabilities (note 12)	12,496	8,572
Future income taxes (note 13)	162,665	267,807

Unitholders’ equity
Unitholders’ contributions (note 11)	2,834,177	2,806,071
Convertible debentures equity component	15,940	17,198
Contributed surplus (note 11)	2,953	1,695
Accumulated other comprehensive loss	-	(2,183)
Accumulated income	337,014	426,034
Accumulated cash distributions	(1,808,685)	(1,612,468)
	1,381,399	1,636,347
	$2,548,015	$3,074,069

* Note: For rounding differences, please add/subtract from AP to get to balance.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board of Directors:

“Signed”	“Signed”

M.H. (Mike) Shaikh, FCA	Thomas W. Buchanan, FCA
Director	Director

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
	Year ended
	December 31,
	2009	2008
Revenue
Revenue	$1,891,983	$3,147,714
Realized loss on financial derivative instruments	(50,639)	(130,019)
Unrealized (loss) gain on financial derivative instruments	(129,861)	221,468
	1,711,483	3,239,163
Expenses
Cost of goods sold	1,305,191	2,206,427
Production, operating and maintenance	133,969	153,111
Transportation	35,467	37,120
Depletion, depreciation and accretion	312,709	343,315
Goodwill impairment (note 8)	-	416,890
General and administrative (note 12)	68,348	63,281
Strategic review and restructuring (note 16)	12,257	3,632
Interest on bank debt	9,860	36,088
Interest and accretion on convertible debentures	21,957	19,944
Foreign exchange loss (gain) and other	5,289	(20,828)
	1,905,047	3,258,980
Loss from continuing operations before taxes	(193,564)	(19,817)
Capital tax expense	2,313	3,109
Current tax expense (recovery)	237	(4,529)
Future income tax recovery (note 13)	(107,094)	(29,765)
	(104,544)	(31,185)
Net (loss) income from continuing operations	(89,020)	11,368
Net income from discontinued operations (note 17)	-	146,024
Net (loss) income for the year	(89,020)	157,392
Accumulated income, beginning of year	$426,034	$268,642
Accumulated income, end of year	$337,014	$426,034
Net (loss) income from continuing operations per unit
- basic and diluted	$(0.34)	$0.04
Net (loss) income per unit
- basic and diluted	$(0.34)	$0.62

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
	Year ended
	December 31,
	2009	2008
Cash provided by operating activities
Net (loss) income for the year from continuing operations	$(89,020)	$11,368
Add (deduct) non-cash items:
Depletion, depreciation and accretion	312,709	343,315
Goodwill impairment (note 8)	-	416,890
Non-cash interest expense and other	4,952	5,291
Non-cash unit based compensation expense (recovery) (note 12)	6,326	(4,117)
Unrealized loss (gain) on financial derivative instruments	129,861	(221,468)
Unrealized foreign exchange loss (gain) and other	4,161	(3,892)
Loss on sale of investment	2,111	-
Future income tax recovery	(107,094)	(29,765)
	264,006	517,622
Site restoration expenditures	(5,399)	(6,381)
Change in non-cash operating working capital	45,641	52,684
Cash provided by operating activities from discontinued operations	-	110,501
	304,248	674,426
Cash used for financing activities
Decrease in long-term debt	(265,245)	(440,244)
Distributions to unitholders	(196,217)	(352,291)
Issue of trust units	28,106	55,510
Change in non-cash financing working capital	(6,620)	(5,028)
Financing activities from discontinued operations	-	(47,511)
	(439,976)	(789,564)
Cash provided by investing activities
Capital expenditures	(127,369)	(246,947)
Acquisitions (note 4)	(18,833)	(25,843)
Proceeds on sale of assets (note 5)	305,720	1,662
Proceeds on sale of discontinued operations, net of tax	-	457,906
Decrease (increase) in investments	625	(792)
Change in non-cash investing working capital	(21,857)	(3,229)
Investing activities from discontinued operations	-	(69,810)
	138,286	112,947
Increase (decrease) in cash and cash equivalents	2,558	(2,191)
Cash and cash equivalents, beginning of year	4,629	6,820
Cash and cash equivalents, end of year	$7,187	$4,629
Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$27,826	$63,490
Cash taxes paid	$3,199	$210,132

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
	Year ended
	December 31,
	2009	2008

Net (loss) income	$(89,020)	$157,392

Other comprehensive income, net of taxes
Foreign currency translation adjustments	-	10,315
Reclassification adjustment for foreign currency losses
included in net income	-	57,062
Reclassification adjustment of loss on available-for-sale
investment included in net income	2,111	-
Unrealized gain (loss) on available-for-sale investments (net of taxes)	72	(372)
	2,183	67,005
Comprehensive (loss) income	$(86,837)	$224,397
Accumulated other comprehensive loss, beginning of year	(2,183)	(69,188)
Other comprehensive income	2,183	67,005
Accumulated other comprehensive loss, end of year	$-	$(2,183)
Accumulated income, end of year	337,014	426,034
Accumulated cash distributions, end of year	(1,808,685)	(1,612,468)
Retained earnings (deficit), end of year	(1,471,671)	(1,186,434)
Accumulated other comprehensive loss, end of year	-	(2,183)
Total retained earnings (deficit) and accumulated other
comprehensive loss, end of year	$(1,471,671)	$(1,188,617)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except unit and per unit amounts, and as noted)

December 31, 2009

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

Cash flow is provided to the Trust from properties owned and operated by directly and indirectly owned subsidiaries of the Trust. Cash flow is paid to the Trust by way of royalty payments, interest payments, principal debt repayments and dividends or partnership distributions.  The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

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

All financial instruments, including derivatives, are recognized on the Trust’s Consolidated Balance Sheet.  Derivatives are measured at fair value with unrealized gains and losses reported in net income.  Investments in equity instruments that are not quoted in an active market are recorded at cost.  Investments in equity instruments that are quoted in an active market are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in AOCI.  The Trust’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, cash distributions payable, and long-term debt) are measured at amortized cost using the effective interest rate method.  Transaction costs are included with the associated financial instruments and amortized accordingly.

iii)	Cash and cash equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

iv)	Property, plant & equipment and intangible assets

The Trust follows the full cost method of accounting for oil and natural gas exploration and development activities. Costs associated with the acquisition and development of oil and natural gas reserves are capitalized and accumulated in one cost centre as all of the oil and natural gas assets are in Canada.  Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical activities, drilling of productive and non-productive wells, and tangible well equipment.  Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more.  All other property, plant and equipment, including midstream assets, are recorded at cost.  Expenditures relating to renewals or betterments that improve the productive capacity or extend the life of property, plant and equipment are capitalized.  Maintenance and repairs are expensed as incurred.  Products required for line-fill and cavern bottoms are presented as part of property, plant and equipment and are stated at the lower of historic cost and net realizable value and are not depreciated.

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

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 30 to 40 years.  Intangible assets are amortized over the estimated useful lives of the assets, which range from 15 months to 15 years.  Capital assets related to pipelines and office equipment are carried at cost and depreciated using the straight-line method over their economic lives.

b)	Impairment

Oil and natural gas assets accounted for using the full cost method are subject to a ceiling test.  The ceiling test calculation is performed by comparing the carrying value of the assets to the sum of the undiscounted proved reserve cash flows using future price estimates.  If the carrying value is not recoverable, the assets are written down to their fair value.  Fair value is determined by the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate.   Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

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

xi)	Revenue recognition

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

3.	Changes in accounting policies and practices

       A.    Changes in accounting policies

Goodwill and intangible assets

In the first quarter of 2009, the Trust adopted CICA Handbook section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.

       B.    Recent accounting pronouncements

International Financial Reporting Standards

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.  Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements.  In addition, due to anticipated changes to IFRS and International Accounting Standards prior to Provident’s adoption of IFRS, management’s plan is subject to change based on new facts and circumstances.

Business combinations

In December of 2008, the CICA released Handbook section 1582 “Business Combinations”, which replaces existing guidance under section 1581 “Business Combinations”.  The new standard is intended to converge with International Financial Reporting Standards.  Under section 1582, the purchase price in a business combination is based on the fair value of shares exchanged at the market price on the acquisition date.  Under the existing standard, the purchase price is based on the market price of shares over a reasonable period before and after the date of acquisition is agreed upon and announced.  This new standard also requires that all acquisition costs be expensed as incurred.  Currently, these costs may be capitalized as part of the purchase price.  In addition, the new guidance addresses contingent liabilities, which will be required to be recognized at fair value on acquisition and subsequently remeasured at each reporting period until settled.  Under the current standard, only contingent liabilities that are payable are recognized.  This new section requires that negative goodwill to be recognized in earnings immediately rather than the existing standard of reducing non-current assets in the purchase price allocation.  The new standard applies prospectively to business combinations on or after January 1, 2011 with earlier adoption permitted.  The Trust is currently assessing the impact of the new standard.

4.	Acquisitions

In August of 2009, the Trust purchased an additional 6.15 percent interest in the Sarnia fractionation and storage facility for a cash payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010. This increased the Trust’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East system of the Midstream segment by approximately 7,400 barrels per day.

In 2008, Provident spent $25.8 million acquiring additional working interests in Provident Upstream operating areas.

5.	Sale of assets

On September 30, 2009, Provident completed a sale of the operating areas of Southeast and Southwest Saskatchewan for net proceeds of $225.7 million and a separate sale of a minor property in the Lloydminster area for $12.8 million.  The proceeds from the sales were credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss was recognized on these transactions.

On November 30, 2009, Provident completed a sale of its oil and natural gas assets in the Lloydminster area for net proceeds of $84.0 million.  The sale proceeds are comprised of $67.0 million in cash and $17.0 million in equity of the acquirer.  The proceeds from the sales were credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss was recognized on this transaction.

6.	Property, plant and equipment

		Accumulated
		depletion and	Net Book
As at December 31, 2009	Cost	depreciation	value
Oil and natural gas properties	$2,893,330	$1,657,694	$1,235,636
Midstream assets	883,840	113,820	770,020
Office equipment	47,174	27,786	19,388
Total	$3,824,344	$1,799,300	$2,025,044

		Accumulated
		depletion and	Net Book
As at December 31, 2008	Cost	depreciation	value
Oil and natural gas properties	$3,125,360	$1,411,997	$1,713,363
Midstream assets	827,172	87,674	739,498
Office equipment	44,678	17,036	27,642
Total	$3,997,210	$1,516,707	$2,480,503

Costs associated with unproved properties and major development projects excluded from costs subject to depletion as at December 31, 2009 totaled $24.7 million (December 31, 2008 - $93.1 million).  Midstream assets include $43.9 million (2008 - $41.8 million) for products required for line-fill and cavern bottoms.

An impairment test calculation was performed on property, plant and equipment at December 31, 2009 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying amount of oil and gas property, plant and equipment.

The following table outlines prices used in the impairment test at December 31, 2009:

	Oil	Gas	NGL
Year	$ /bbl	$ /mcf	$ /bbl
2010	$65.83	$6.04	$56.19
2011	$67.42	$6.78	$59.77
2012	$68.82	$7.20	$63.57
2013	$71.34	$7.53	$67.13
2014	$75.09	$7.91	$71.56
Thereafter (1)	2%	2%	2%
(1) Percentage change represents the increase in each year after 2014 to the end of the reserve life.

7.           Intangible assets
		Accumulated	Net Book
As at December 31, 2009	Cost	amortization	value
Midstream contracts and customer relationships	$183,100	61,862	$121,238
Other intangible assets - Midstream	16,308	5,068	11,240
Total	$199,408	$66,930	$132,478

		Accumulated	Net Book
As at December 31, 2008	Cost	amortization	value
Midstream contracts and customer relationships	$183,100	37,255	$145,845
Other intangible assets - Midstream	16,308	3,817	12,491
Total	$199,408	$41,072	$158,336

In 2009, the Trust recognized an impairment of $12.4 million on a specific Midstream marketing agreement. The Trust had been amortizing the agreement over a 15 year period.  The Trust now expects that it is unlikely that the agreement will be renewed beyond March 31, 2011 on the same terms.  In addition, during 2009, the volumes supplied to the Trust under this agreement were reduced as a result of certain property dispositions completed by the third party supplier.  The impairment reflects a revision of the amortization period of this agreement and lower volume expectations for the remainder of the contract.  The impairment was recognized in the statement of operations in depletion, depreciation, and accretion expense.

8.	Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  As at December 31, 2009 and 2008, the goodwill balance of $100.4 million related entirely to the Provident Midstream reporting unit.  In 2008, it was determined that goodwill relating to the Provident Upstream business unit was impaired and a goodwill impairment of $416.9 million was recorded.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of the Trust’s assets, by reporting units, to the estimated fair value of the reporting unit.  In 2009, Provident engaged the services of a third-party evaluator to assist in determining fair value.  Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  Goodwill is not amortized.

The Trust performed its annual goodwill impairment test in the fourth quarter of 2009 and indicated that the fair value of the Midstream reporting unit was in excess of the respective carrying value, therefore no write down of goodwill was required.

9.	Long-term debt

	As at	As at
	December 31, 2009	December 31, 2008
Revolving term credit facility	$264,776	$504,685
Convertible debentures	240,486	260,994
Current portion of convertible debentures	-	(24,871)
	240,486	236,123
Total	$505,262	$740,808

i)	Revolving term credit facility

In 2009, the Trust’s Canadian term credit facility was reduced by $95 million to $1,030 million (2008 - $1,125 million) due to the asset dispositions in the Upstream business unit.  Based on the terms and conditions of the credit facility, Provident has access to $959 million of the total facility.  The borrowing capacity of the term credit facility is re-measured quarterly.  Provident may draw on the credit facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, letters of credit or LIBOR loans.  At December 31, 2009, $265.0 million was drawn on this facility.

The credit facility is with a syndicate of banks and is secured by the Trust’s Midstream assets and Canadian oil and gas properties.  The terms of the credit facility have a revolving three year period expiring on May 30, 2011.

At December 31, 2009 the effective interest rate of the outstanding credit facility was 1.4 percent (2008 - 3.3 percent).  At December 31, 2009 Provident had $27.2 million in letters of credit outstanding (2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the year ended December 31, 2009, no debentures were converted to trust units at the election of debenture holders (2008 – face value of $0.1 million).  Upon maturity in 2009, the Trust repaid $25.1 million to the holders of its 8.0 percent convertible debentures (2008 - $19.9 million to the holders of 8.75 percent convertible debentures), and the balance of the equity component of the 8.0 percent convertible debentures, amounting to $1.3 million (2008 - $1.0 million, related to the 8.75 percent convertible debentures that matured in 2008), was transferred to contributed surplus.  Included in the carrying value at December 31, 2009 were financing costs of $3.0 million.  At December 31, 2009, the fair value of the convertible debentures approximates the face value of the instruments.  The following table details each outstanding convertible debenture.

	As at		As at
Convertible Debentures	December 31, 2009		December 31, 2008
						Conversion
	Carrying	Face	Carrying	Face		Price per
($000s except conversion pricing)	Value(1)	Value	Value(1)	Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$146,028	$149,980	$143,212	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	94,458	98,999	92,911	98,999	Aug. 31, 2012	13.75
8.0% Convertible Debentures	-	-	24,871	25,109	July 31, 2009	12.00
	$240,486	$248,979	$260,994	$274,088

10.	Asset retirement obligation

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

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $307.0 million (2008 - $348.5 million).  Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be over the next 47 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $195.5 million (2008 - $166.1 million).  The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land.  Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets.  Settlement of these obligations is expected to occur in 28 to 38 years.

	Year ended December 31,
($000s)	2009	2008
Carrying amount, beginning of year	$59,432	$43,886
Acquisitions	875	440
Change in estimate	10,992	15,759
Increase in liabilities incurred during the year	856	1,289
Settlement of liabilities during the year	(5,399)	(6,381)
Decrease in liabilities due to sale of assets	(9,550)	-
Accretion of liability	4,258	4,439
Carrying amount, end of year	$61,464	$59,432

11.	Unitholders’ contributions

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

i)	2009 activity

In 2009, the Trust issued 5.2 million units related to Provident’s DRIP program.  The increase in unitholders’ contributions associated with these activities was $28.1 million.

ii)	2008 activity

In 2008, the Trust issued 6.5 million units related to Provident’s DRIP program, conversion of convertible debentures to units and units issued pursuant to Provident’s Unit Option Plan.  The increase in unitholders’ contributions associated with these activities was $55.7 million.

		Year ended December 31,
	2009		2008
	Number of	Amount	Number of	Amount
Trust Units	units	(000s)	units	(000s)
Balance at beginning of year	259,087,789	$2,806,071	252,634,773	$2,750,374
Issued pursuant to unit option plan	-	-	191,448	1,790
Issued pursuant to the distribution reinvestment plan	4,913,799	25,732	5,600,810	50,667
To be issued pursuant to the distribution reinvestment plan	335,048	2,374	655,142	3,171
Debenture conversions	-	-	5,616	69
Balance at end of year	264,336,636	$2,834,177	259,087,789	$2,806,071

The basic and diluted per trust unit amounts for 2009 were calculated based on the weighted average number of units outstanding of 261,540,079 (2008 – 255,177,346).

The following table reconciles the movement in the contributed surplus balance.

	Year ended December 31,
	2009	2008
Contributed surplus, beginning of the year	$1,695	$801
Benefit on options exercised charged to
unitholders’ contributions	-	(117)
Transferred from convertible debentures equity
component on maturity (see note 9)	1,258	1,011
Contributed surplus, end of year	$2,953	$1,695

12.	Unit based compensation

Restricted/Performance units

Certain employees of the Trust are granted restricted trust units (RTUs) and/or performance trust units (PTUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units.  The grants are based on criteria designed to recognize the long term value of the employee to the organization.  RTUs vest evenly over a period of three years commencing at the grant date.  Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units.  PTUs vest three years from the date of grant and can be increased to a maximum of double the PTUs granted or a minimum of nil PTUs depending on the Trust’s annualized total unitholder return.

The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At December 31, 2009, $12.2 million (2008 - $9.4 million) is included in accounts payable and accrued liabilities for this plan and $12.5 million (2008 - $8.6 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for RTUs and PTUs.

	Year ended December 31,
	2009	2008
Cash general and administrative	$8,213	$8,287
Non-cash unit based compensation
(included in general and administrative)	6,326	(4,117)
Strategic review and restructuring expenses (note 16)	3,254	-
Production, operating and maintenance expense	607	266
	$18,400	$4,436

The following table provides a continuity of the Trust’s RTU and PTU plans:
	RTUs	PTUs
Opening balance January 1, 2008	849,672	2,478,037
Grants	559,301	1,092,697
Reinvested through notional distributions	144,838	423,750
Exercised	(374,474)	(551,062)
Cancelled	(39,502)	(43,092)
Ending balance December 31, 2008	1,139,835	3,400,330
Grants	911,263	1,813,312
Reinvested through notional distributions	218,283	569,119
Exercised	(530,556)	(1,602,482)
Cancelled	(162,702)	(221,157)
Ending balance December 31, 2009	1,576,123	3,959,122

At December 31, 2009, all RTUs and PTUs have been valued at market prices.

13.	Income taxes

The future income tax liability is comprised of the following:

The future income tax liability is comprised of the following:
	Year ended December 31,
	2009	2008
Property, plant and equipment in excess of tax value	$343,095	$378,663
Asset retirement obligation	(15,502)	(16,863)
Financial derivative instruments	(55,240)	(15,123)
Non-capital losses	(105,811)	(68,414)
Capital losses	(49,114)	(46,544)
Other	(15,863)	(22,294)
Valuation allowance	61,100	58,382
	$162,665	$267,807

The Trust’s valuation allowance applies to capital losses and other temporary differences that reduce the amount recorded to the expected amount to be realized.

The amount and timing of reversals of temporary differences depends on the Trust’s future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy.  A significant change in any of the preceding assumptions could materially affect the Trust’s estimate of the future tax liability.

The income tax provision differs from the expected amount calculated by applying the Trust’s combined federal and provincial/state income tax rate of 29.51 percent (2008 – 30.96 percent) as follows:

	Year ended December 31,
	2009	2008
Expected income tax recovery, from continuing operations	$(57,121)	$(6,135)
Increase (decrease) resulting from:
Goodwill impairment (permanent difference)	-	124,992
Income of the Trust and other	(50,237)	(142,169)
Capital taxes	2,313	3,109
Witholding tax	1,172	(498)
Income tax rate differences	(671)	(10,484)
Income tax recovery, from continuing operations	$(104,544)	$(31,185)

14.	Financial instruments

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

Provident has established and implemented Risk Management strategies, policies and limits that are monitored by Provident’s Risk Management group.  The derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. The purchase of put option contracts effectively create a floor price for the commodity, while allowing for full participation if prices increase.  The purchase of call options allow for a commodity to be purchased at a fixed price at the option of the contract holder.  Costless collars are contracts that provide a floor and a ceiling price and allowing participation within a set range.  Participating swaps are contracts that provide a floor and also provide a ceiling for a certain percentage of the volume of the contract.  Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts.  Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

Provident’s commodity price risk management program utilizes derivative instruments to provide for protection against lower commodity prices and product margins, as well as fluctuating interest and foreign exchange rates.  Provident may also use derivative instruments to protect acquisition economics.  The program is designed to stabilize cash flows in order to support cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices.  Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic.  The program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream business unit.  As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Provident’s financial derivative instruments are the only financial instrument carried at fair value as at December 31, 2009 and are Level 2 instruments.  The fair values of financial derivative instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, and volatility rates at the period-end dates.  All of Provident’s financial derivative instruments are executed in liquid markets.

Provident has also reflected management’s assessment of nonperformance risk, including credit risk, into the fair value measurement. In evaluating the credit risk component of nonperformance risk, Provident has considered prevailing market credit spreads.

					Total
	Held for	Available	Loans and	Other	Carrying
As at December 31, 2009	Trading	for Sale	Receivables	Liabilities	Value

Assets
Cash and cash equivalents	$7,187	$-	$-	$-	$7,187
Accounts receivable	-	-	216,786	-	216,786
Financial derivative instruments
- current assets	5,314	-	-	-	5,314
Investments and other long-term assets	-	18,733	-	-	18,733
	$12,501	$18,733	$216,786	$-	$248,020

Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$221,417	$221,417
Cash distributions payable	-	-	-	13,468	13,468
Financial derivative instruments
- current liabilities	86,441	-	-	-	86,441
Long-term debt - revolving term credit facilities	-	-	-	264,776	264,776
Long-term debt - convertible debentures	-	-	-	240,486	240,486
Financial derivative instruments
- long -term liabilities	103,403	-	-	-	103,403
Other long-term liabilities	-	-	-	12,496	12,496
	$189,844	$-	$-	$752,643	$942,487

Except as disclosed in note 9 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at December 31, 2009.

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	December 31,	December 31,
($000s)	2009	2008
Provident Upstream
Crude Oil	$826	$(12,521)
Natural Gas	1,545	(3,285)
Provident Midstream	181,890	70,476
Corporate	269	-
Total	$184,530	$54,670

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

Upstream

Provident’s risk management program employs derivative instruments, such as puts and participating swaps, to protect a floor level of Provident’s revenue on a portion of the oil and gas sold.  These instruments may enable Provident to retain various levels of participation to the extent oil and gas prices rise.

The major identified risks for the Upstream business line are commodity price volatility and market location and product quality differentials. Provident addresses these risks using a risk management program designed to protect a portion of its cash flow in order to support continued unitholder distributions, capital programs and bank financing.

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

Provident responds to these risks using a risk management program that protects a margin or floor level of operating income on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment.  For the longer-term, Provident uses crude oil contracts in place of NGLs.  Provident may replace these contracts with NGL product contracts as market conditions allow. This strategy enables Provident to mitigate commodity price risk related to its NGL production business up to approximately four years into the future.

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

The Trust’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at December 31, 2009, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $1.3 million.  The Trust has mitigated this risk by entering into interest rate financial derivative contracts for a portion of the outstanding long term debt.  The contracts settle against Canadian Bankers Acceptance CDOR rates.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized gain (loss) on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

($ 000s)		+ Change	- Change
Provident Upstream
Crude Oil	(WTI +/- $10.00 per bbl)	$(259)	$490
Natural Gas	(AECO +/- $1.00 per gj)	(1,326)	2,915
Foreign exchange	(FX rate +/- $0.01)	(202)	203

Provident Midstream
Frac spread related
Crude Oil	(WTI +/- $10.00 per bbl)	$(74,887)	$75,054
Natural Gas	(AECO +/- $1.00 per gj)	46,731	(46,565)
NGL's (includes propane, butane)	(Belvieu +/- US $0.15 per gal)	(1,488)	1,487
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(1,386)	1,385
Inventory, margin and other
Crude Oil	(WTI +/- $10.00 per bbl)	(4,389)	4,388
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	2,633	(2,632)
Electricity	(AESO +/- $5.00 per MW/h	437	(437)

Corporate
Interest Rate	(Rate +/- 50 basis points)	$1,765	$(1,765)

Liquidity Risk

Liquidity risk is the risk the Trust will not be able to meet its financial obligations as they come due. The Trust’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to the Trust’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 15.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at December 31, 2009		Payment due by period
		Less than
($000s)	Total	1 year	1 to 3 years	3 to 5 years
Accounts payable and accrued liabilities	$221,417	$221,417	$-	$-
Cash distributions payable	13,468	13,468	-	-
Financial derivative instruments - current	86,441	86,441	-	-
Long-term debt - revolving term credit facilities (1) (2)	270,256	3,710	266,546	-
Long-term debt - convertible debentures (2)	279,138	16,184	262,954	-
Long-term financial derivative instruments	103,403	-	101,578	1,825
Other long-term liabilities	12,496	-	12,496	-
Total	$986,619	$341,220	$643,574	$1,825
(1)	The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.
(2)	Includes associated interest and principal payments.

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

Settlement of financial derivative contracts

The following table summarizes the impact of financial derivative contracts settled during the years ended December 31, 2009 and 2008 that are included in realized loss on financial derivative instruments.

		Year ended December 31,
Realized gain (loss) on financial derivative instruments	2009		2008
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$8,052	0.8	$(11,113)	1.6
Natural gas	8,336	6.1	11	10.9

Provident Midstream
Crude Oil	29,007	4.1	(135,602)	4.2
Natural gas	(95,188)	23.0	(16,978)	26.8
NGL's (includes propane, butane)	5,072	0.8	25,902	2.3
Foreign Exchange	(3,505)	-	5,387	-
Electricity	(1,276)	-	2,374	-

Corporate
Interest Rate (2)	(1,137)	-	-	-

Realized loss on financial derivative instruments	$(50,639)	-	$(130,019)
(1)
T he above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2)	Realized gains and losses on corporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

In addition, the Trust recorded a loss of $0.2 million (2008 - $26.8 million gain) on corporate foreign exchange contracts.  The amounts are included in foreign exchange loss (gain) and other on the consolidated statement of operations and are allocated to the reporting segments.

The contracts in place at December 31, 2009 are summarized in the following tables:

Provident Upstream
	Volume
Year Product	(Buy)/Sell		Terms	Effective Period

2010 Natural Gas	13,359	Gjpd	Puts Cdn $4.79 per gj (3)	January 1 - December 31
	5,000	Gjpd	Participating Swap Cdn $4.50 per gj (Average Participation 75% above the floor price)	April 1 - October 31
Crude Oil	1,200	Bpd	Puts US $60.00 per bbl (5)	January 1 - December 31
Foreign Exchange			Sell US $1,691,667 per month @ 1.115 (14)	January 1 - December 31

Provident Midstream
Volume
Year Product		(Buy)/Sell		Terms	Effective Period
2010	Crude Oil	(1,588)	Bpd	US $77.75 per bbl (11)	January 1 - March 31
		6,272	Bpd	Cdn $73.19 per bbl	January 1 - December 31
		500	Bpd	US $66.65 per bbl	January 1 - December 31
		1,000	Bpd	US $71.97 per bbl (13)	January 1 - December 31
		1,750	Bpd	Costless Collar US $61.63 floor, US $66.56 ceiling	January 1 - December 31
		462	Bpd	Participating Swap Cdn $76.98 per bbl (Average Participation 37% above the floor price)	January 1 - December 31
		857	Bpd	Participating Swap US $74.88 per bbl (Average Participation 48% above the floor price)	January 1 - December 31
	Natural Gas	(48,315)	Gjpd	Cdn $7.77 per gj	January 1 - December 31
		(5,756)	Gjpd	Participating Swap Cdn $7.77 per gj (Average Participation 28% below the ceiling price)	January 1 - December 31
	Propane	875	Bpd	US $0.75 per gallon (7)	January 1 - March 31
		1,683	Bpd	US $1.076 per gallon (6) (11)	January 1 - March 31
		1,695	Bpd	US $1.155 per gallon (6) (12)	January 1 - February 28
	Natural Gasoline	(1,000)	Bpd	US $1.41 per gallon (9) (13)	January 1 - December 31
	Normal Butane	(1,500)	Bpd	US $0.76 per gallon (8) (13)	January 1 - March 31
		833	Bpd	US $1.353 per gallon (8) (11)	January 1 - March 31
	Electricity	(10)	MW/hpd	Cdn $47.475 per MW/h (10)	January 1 - December 31
	Foreign Exchange			Sell US $826,875 per month @ 1.1578 (14)	January 1 - March 31
				Sell US $4,773,059 per month @ 1.1110 (14)	January 1 - December 31
				Sell US $582,821 per month @ 1.0159 (14)	January 1 - August 31
				Sell US $1,420,921 per month @ 0.9781 (14)	July 1 - August 31
				Sell US $587,903 per month @ 1.0165 (14)	July 1 - November 30
				Sell US $2,254,103 per month @ 0.9578 (14)	September 1 - October 31
				Sell US $2,394,058 per month @ 1.0154 (14)	September 1 - November 30
				Sell US $629,673 per month @ 1.0165 (14)	November 1 - December 31

2011	Crude Oil	5,534	Bpd	Cdn $71.73 per bbl	January 1 - December 31
		1,005	Bpd	Costless Collar US $60.64 floor, US $73.45 ceiling	January 1 - September 30
		416	Bpd	Participating Swap Cdn $84.38 per bbl (Average Participation 25% above the floor price)	October 1 - December 31
		250	Bpd	Participating Swap US $63.00 per bbl (Average Participation 64% above the floor price)	January 1 - December 31
	Natural Gas	(41,747)	Gjpd	Cdn $7.32 per gj	January 1 - December 31
		(2,337)	Gjpd	Participating Swap Cdn $8.28 per gj (Average Participation 25% below the ceiling price)	October 1 - December 31
	Foreign Exchange			Sell US $479,063 per month @ 0.9725 (14)	January 1 - December 31
				Sell US $980,417 per month @ 1.0805 (14)	January 1 - June 30
				Sell US $3,588,000 per month @ 1.0918 (14)	July 1 - September 30

2012	Crude Oil	3,637	Bpd	Cdn $72.57 per bbl	January 1 - December 31
		1,445	Bpd	Participating Swap Cdn $85.19 per bbl (Average Participation 27% above the floor price)	February 1 - December 31
		1,352	Bpd	Participating Swap US $72.22 per bbl (Average Participation 51% above the floor price)	March 1 - December 31
	Natural Gas	(25,717)	Gjpd	Cdn $7.24 per gj	January 1 - December 31
		(9,578)	Gjpd	Participating Swap Cdn $8.55 per gj (Average Participation 28% below the ceiling price)	February 1 - December 31
	Foreign Exchange			Sell US $2,016,783 per month @ 1.0119 (14)	March 1 - March 31
				Sell US $1,041,721 per month @ 0.9413 (14)	April 1 - October 31
				Sell US $681,260 per month @ 0.9850 (14)	May 1 - October 31
				Sell US $1,437,986 per month @ 0.9659 (14)	July 1 - December 31
				Sell US $1,634,227 per month @ 0.9829 (14)	October 1 - December 31
				Sell US $1,420,538 per month @ 0.9995 (14)	November 1 - December 31

2013	Crude Oil	250	Bpd	Cdn $75.32 per bbl	January 1 - January 31
		1,250	Bpd	Participating Swap Cdn $84.90 per bbl (Average Participation 25% above the floor price)	January 1 - March 31
		758	Bpd	Participating Swap US $85.62 per bbl (Average Participation 30% above the floor price)	January 1 - March 31
	Natural Gas	(7,025)	Gjpd	Cdn $7.19 per gj	January 1 - January 31
		(9,524)	Gjpd	Participating Swap Cdn $8.87 per gj (Average Participation 22% below the ceiling price)	January 1 - March 31
	Foreign Exchange			Sell US $1,651,990 per month @ 0.9829 (14)	January 1 - January 31
				Sell US $1,397,250 per month @ 0.9995 (14)	January 1 - March 31

Corporate
	Volume
Year Product	(Buy)/Sell		Terms	Effective Period
Interest Rate	$200,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1885% (15)	Jan 1 2010 - May 31 2011
	$50,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1950% (16)	Jan 1 2010 - May 31 2011
(1)	T he above table represents a number of transactions entered into over an extended period of time.
(2)	Natural gas contracts are settled against AECO monthly index.
(3)	Natural gas put options provide a "floor" price for the gas quantities contracted. Floor price is strike less premium. Provident receives market price above the "floor".
(4)	Crude Oil contracts are settled against NYMEX WT I calendar average.
(5)	Crude oil put options provide a "floor" price for the oil quantities contracted. Floor price is strike less premium. P rovident receives market price above the "floor".
(6)	Propane contracts are settled against Belvieu C3 T ET ..
(7)	Propane contracts are settled against Conway In-Well C3.
(8)	Normal Butane contracts are settled against Belvieu NC4 NON-T ET .
(9)	Natural Gasoline contracts are settled against Belevieu NON-T ET Natural Gasoline.
(10)	Electricity contracts are settled against the hourly price of electricity as published by the AESO in $/MWh.
(11)	Conversion of Crude Oil BT U contracts to liquids.
(12)	Midstream inventory price stabilization contracts.
(13)	Midstream buy/sell contracts.
(14)
US Dollar forward contracts are settled against the Bank of Canada noon rate average. Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar price for the hedged commodity.

(15)	Interest rate forward contract settles quarterly against 1M CAD BA CDOR interest rate.
(16)	Interest rate forward contract settles quarterly against 3M CAD BA CDOR interest rate.

15.	Capital management

Provident considers its total capital to be comprised of net debt and Unitholders’ Equity.  Net debt is comprised of long-term debt and working capital surplus, excluding balances for the current portion of financial derivative instruments.  The balance of these items at December 31, 2009 and December 31, 2008 were as follows:

	As at	As at
	December 31,	December 31,
($000s)	2009	2008
Working capital surplus (1)	$(31,152)	$(39,041)
Long-term debt (including current portion)	505,262	765,679
Net debt	474,110	726,638
Unitholders' equity	1,381,399	1,636,347
Total capitalization	$1,855,509	$2,362,985

Net debt to total capitalization	26%	31%
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident’s primary objective for managing capital is to maximize long-term Unitholder value by:

•	providing an appropriate return to unitholders relative to the risk of Provident’s underlying assets; and
•	ensuring financing capacity for Provident’s internal development opportunities and acquisitions of energy related assets that are expected to add value to our Unitholders.

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

The Trust is subject to certain capital growth restrictions as a result of the Canadian trust tax legislation passed in June 2007 and effective January 1, 2011.  The restrictions provide that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to the Trust’s market capitalization as of the end of trading on October 31, 2006.  These rules limit the amount of Unitholders’ capital that can be issued by the Trust in 2010.  If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011.  The Trust has $2.2 billion remaining under these safe harbour limits for normal growth capital allowed in 2010.

16.	Strategic review and restructuring expenses

In February, 2008 the Trust announced a strategic review process to evaluate all of Provident’s business segments.  During the review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process (see note 17).  In 2009, Provident completed an internal reorganization to improve the efficiency and competitiveness of the businesses and identified certain non-strategic assets for divestiture (see notes 5 and 19).  The reorganization and divestitures resulted in staff reductions at all levels of the organization, including senior management.  For the year ended December 31, 2009, strategic review and restructuring costs were $12.3 million (2008 - $3.6 million).  The costs are comprised primarily of severance, consulting and legal costs.

17.	Discontinued operations (USOGP)

Effective in the first quarter of 2008, Provident’s USOGP business was accounted for as discontinued operations.  The USOGP business was sold in June and August of 2008.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against BreitBurn Energy Partners, L.P. (the MLP), certain of its directors (including three Provident nominees), and Provident.  The MLP was part of the USOGP business.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to the MLP by false representations as to Provident’s relationship with the MLP.  The transaction involved the issuance by the MLP to Quicksilver of approximately U.S. $700 million of units of the MLP.   In February of 2010, Provident agreed to settle all existing litigation with Quicksilver.  The cost of settlement is covered by insurance.

The following table shows information about net income from USOGP.

The following table shows information about net income from USOGP.
Net income from discontinued operations	Year ended December 31,
Canadian dollars (000's)	2009	2008
Revenue	$-	$303,146
Loss from discontinued operations before taxes, non-controlling
interests and impact of sale of discontinued operations	-	(237,233)
Gain on sale of discontinued operations	-	263,618
Foreign exchange loss related to sale of discontinued operations	-	(57,062)
Current tax expense	-	(178,708)
Future income tax recovery	-	151,975
Non-controlling interests	-	203,434
Net income from discontinued operations	$-	$146,024

18.	Commitments

Provident has entered into operating leases for offices that extend through June 2022.  In relation to the Midstream segment, Provident is committed to minimum lease payments under the terms of various tank car leases for five years.  Additionally, under an arrangement to use a third party interest in the Younger Plant, Provident has a commitment to make payments calculated with reference to a number of variables including return on capital.

Future minimum lease payments under non-cancelable operating leases are as follows:

As at December 31, 2009		Payment due by period
		Less than
($ millions)	Total	1 year	1 to 3 years	3 to 5 years
Operating Leases
Office leases	$29.7	$5.9	$11.5	$12.3
Rail tank cars	22.0	8.3	11.1	2.6
Younger plant	18.1	3.9	7.4	6.8
Total	$69.8	$18.1	$30.0	$21.7

19.	Subsequent event

Upstream asset disposition

On March 1, 2010, the Trust closed its previously announced sale of oil and natural gas assets in West Central Alberta for cash consideration of $177 million, after closing adjustments.  The transaction had an effective date of October 1, 2009.  The proceeds from the sale will be credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss will be recognized on this transaction.  On closing, Provident’s Canadian term credit facility and Provident’s access to the total facility were reduced by $50 million to $980 million and $909 million respectively.

20.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production (“Provident Upstream”) and Provident Midstream.

Provident Upstream includes exploitation, development and production of crude oil and natural gas reserves.  Provident Midstream includes processing, extraction, transportation, loading, storage and marketing of natural gas liquids.

Geographically the Trust operates in Canada in the Upstream business segment and in Canada and the USA in the Midstream business.

	Year ended December 31, 2009
	Provident	Provident
	Upstream	Midstream (1)	Total
Revenue
Gross production revenue	$303,067	$-	$303,067
Royalties	(41,575)	-	(41,575)
Product sales and service revenue	-	1,630,491	1,630,491
Realized gain (loss) on financial derivative instruments	16,104	(66,743)	(50,639)
	277,596	1,563,748	1,841,344

Expenses
Cost of goods sold	-	1,305,191	1,305,191
Production, operating and maintenance	119,437	14,532	133,969
Transportation	11,482	23,985	35,467
Foreign exchange loss (gain) and other	(674)	1,802	1,128
General and administrative	30,725	31,297	62,022
Strategic review and restructuring	7,633	4,624	12,257
	168,603	1,381,431	1,550,034
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	108,993	182,317	291,310
Other revenue
Unrealized (loss) gain on financial derivative instruments	(18,251)	(111,610)	(129,861)

Other expenses
Depletion, depreciation and accretion	259,545	53,164	312,709
Goodwill impairment	-	-	-
Interest on bank debt	2,465	7,395	9,860
Interest and accretion on convertible debentures	5,489	16,468	21,957
Unrealized foreign exchange loss (gain) and other	66	4,095	4,161
Non-cash unit based compensation expense (recovery)	3,101	3,225	6,326
Capital tax expense	2,313	-	2,313
Current tax expense (recovery)	12	225	237
Future income tax (recovery) expense	(71,682)	(35,412)	(107,094)
	201,309	49,160	250,469
Net (loss) income for the year	$(110,567)	$21,547	$(89,020)

	As at and for the year ended December 31, 2009
	Provident	Provident
	Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,248,238	$776,806	$2,025,044
Intangible assets	-	132,478	132,478
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	90,737	36,632	127,369
Acquisitions	333	18,500	18,833
Cash proceeds on sale of assets	305,720	-	305,720
Working capital
Accounts receivable	37,582	179,204	216,786
Petroleum product inventory	-	37,261	37,261
Accounts payable and accrued liabilities	71,078	150,339	221,417
Long-term debt - revolving term credit facilities	66,194	198,582	264,776
Long-term debt - convertible debentures	60,121	180,365	240,486
Asset retirement obligation	42,264	19,200	61,464
Financial derivative instruments liability	$2,438	$182,092	$184,530

	Year ended December 31, 2008
	Provident	Provident
	Upstream	Midstream (1)	Total

Revenue
Gross production revenue	$681,336	$-	$681,336
Royalties	(123,140)	-	(123,140)
Product sales and service revenue	-	2,589,518	2,589,518
Realized gain (loss) on financial derivative instruments	(11,102)	(118,917)	(130,019)
	547,094	2,470,601	3,017,695

Expenses
Cost of goods sold	-	2,206,427	2,206,427
Production, operating and maintenance	138,173	14,938	153,111
Transportation	16,320	20,800	37,120
Foreign exchange loss (gain) and other	2,917	(19,853)	(16,936)
General and administrative	34,242	33,845	68,087
Strategic review and restructuring	1,949	1,683	3,632
	193,601	2,257,840	2,451,441

Earnings before interest, taxes, depletion, depreciation, accretion and
other non-cash items	353,493	212,761	566,254
Other revenue
Unrealized (loss) gain on financial derivative instruments	30,230	191,238	221,468

Other expenses
Depletion, depreciation and accretion	304,909	38,406	343,315
Goodwill impairment	416,890	-	416,890
Interest on bank debt	9,022	27,066	36,088
Interest and accretion on convertible debentures	4,986	14,958	19,944
Unrealized foreign exchange loss (gain) and other	4,296	(8,188)	(3,892)
Non-cash unit based compensation expense (recovery)	(2,199)	(1,918)	(4,117)
Management charge - discontinued operations	(689)	-	(689)
Capital tax expense	3,109	-	3,109
Current tax expense (recovery)	(212)	(4,317)	(4,529)
Future income tax (recovery) expense	(50,339)	20,574	(29,765)
	689,773	86,581	776,354
Net (loss) income for the year from continuing operations	$(306,050)	$317,418	$11,368
Net income from discontinued operations (note 17)			146,024
Net income for the year			$157,392
(1) Included in the Midstream segment is product sales and service revenue of $307.9 million associated with U.S. operations.

	As at and for the year ended December 31, 2008
	Provident	Provident
	Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,731,331	$749,172	$2,480,503
Intangible assets	-	158,336	158,336
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	209,147	37,800	246,947
Acquisitions	25,843	-	25,843
Cash proceeds on sale of assets	1,662	-	1,662
Goodwill impairment	(416,890)	-	(416,890)
Working capital
Accounts receivable	60,839	183,646	244,485
Petroleum product inventory	-	46,160	46,160
Accounts payable and accrued liabilities	114,152	129,879	244,031
Long-term debt - revolving term credit facilities	126,171	378,514	504,685
Long-term debt - convertible debentures	59,031	177,092	236,123
Asset retirement obligation	43,651	15,781	59,432
Financial derivative instruments (asset) liability	$(15,806)	$70,476	$54,670

21.	Reconciliation of financial statements to United States
generally accepted accounting principles (U.S. GAAP)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Any differences in accounting principles to U.S. GAAP as they pertain to the accompanying financial statements are not material except as described below.  All adjustments are measurement differences.  Disclosure items are not noted.

Consolidated Statements of Earnings - U.S. GAAP
For the year ended December 31, (Cdn $000s)	2009	2008
Net (loss) income as reported	$(89,020)	$157,392
Adjustments
Depletion, depreciation and accretion (a)	173,581	79,558
Depletion, depreciation and accretion - ceiling test impairment (a)	-	(813,983)
Goodwill impairment (g)	-	416,890
Future income tax (expense) recovery (a) (b)	(54,706)	180,161
Gain on sale of discontinued operations	-	(8,983)
Other adjustments to net income from discontinued operations	-	2,976
Net income – U.S. GAAP	$29,855	$14,011
Other comprehensive income	2,183	67,005
Comprehensive income	32,038	81,016
Net income (loss) from continuing operations per unit - basic and diluted	$0.11	$(0.49)
Net income per unit - basic and diluted	$0.11	$0.05

Conde nsed Consolidate d Balance She et
As at December 31, (Cdn$ 000s)	2009		2008
	Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
Assets
Deferred financing charges (e)	$-	$2,956	$-	$4,921
Property, plant and equipment (a)	2,025,044	916,683	2,480,503	1,198,561
Goodwill (g)	100,409	517,299	100,409	517,299
Liabilities and unitholders’ equity
Current portion of convertible debentures (d) (e)	-	-	24,871	24,934
Long-term debt - revolving term credit facilities (e)	264,776	264,776	504,685	504,912
Long-term debt - convertible debentures (d) (e)	240,486	243,442	236,123	240,754
Future income tax liability (asset) (a) (b)	162,665	(119,168)	267,807	(68,733)
Units subject to redemption (f)	-	1,855,405	-	1,381,352
Unitholders' equity (f) (g)	1,381,399	(883,644)	1,636,347	(273,517)

(a)
Under the Canadian cost recovery ceiling test the recoverability of the oil and natural gas assets is tested by comparing the carrying value of the assets to the sum of the undiscounted proved reserve cash flows expected using future price estimates.  If the carrying value is not recoverable, the assets are written down to their fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at the Trust’s risk free interest rate.   Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.  Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent.  For 2009, prices used in the U.S. GAAP ceiling tests are those that represent an average of the prices on the first day of each month in the calendar year.  For 2008, prices used in the U.S. GAAP ceiling test were those in effect at the end of 2008.  The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

In computing its consolidated net earnings for U.S. GAAP purposes, the Trust recorded no additional depletion in 2009 (2008 – $814.0 million) and no additional future income tax recovery (2008 - $214.3 million) as a result of the application of the ceiling test.

(b)
The Canadian liability method of accounting for income taxes in CICA handbook Section 3465 “Income taxes” is similar to the requirements for U.S. GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns.  Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.  In addition, U.S. GAAP uses a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  U.S. GAAP also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies

(c)
The consolidated statements of cash flows and operations and accumulated income are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except for that U.S. GAAP requires disclosure on the consolidated statement of operations when depreciation, depletion and amortization are excluded from cost of goods sold.  This disclosure has not been noted on the face of the consolidated statement of operations.

(d)
In 2009, the FASB issued FSP APB-14-1 that altered the way convertible debentures should be accounted for under U.S. GAAP.  The impact to Provident is that the balances recorded for long term debt – convertible debentures and unitholder’s equity no longer have a difference when compared to Canadian GAAP.  These changes were retroactive, therefore the comparative 2008 figures have been adjusted.

(e)	U.S. GAAP requires debt issue costs to be recorded as deferred charges. Under Canadian GAAP, these costs are recorded against long-term debt.

(f)
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity and be reported as temporary equity at the equity’s redemption value.  Changes in redemption value in the period (2009 - $445.9 million increase; 2008 - $982.6 million decrease) are recorded to accumulated earnings.  Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as unitholder’s equity.  The Trust’s units have a redemption feature, which qualify them to be considered under this guidance.

(g)
Under both Canadian and U.S. GAAP, goodwill is tested for impairment at least annually.  Both GAAP’s require that the fair value of the reporting unit be determined and compared to the book value of the reporting unit.  Under Canadian GAAP, this resulted in no impairment being recorded (2008 - $416.9 million).  Under U.S. GAAP the book value of the reporting unit was lower than the Canadian GAAP book value, primarily due to ceiling test impairments.  Using the lower book value under U.S. GAAP results in no goodwill impairment in both periods.

Recent U.S. Accounting Pronouncements

Non-controlling interests in consolidated financial statements

As of January 1, 2009 Provident adopted ASC 810-10.  ASC 810-10 requires the non-controlling ownership interests in subsidiaries held by parties other than the parent be clearly presented in the consolidated balance sheet within equity, but separate from the parent’s equity and the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statement of operations. Changes in the parent’s ownership interest should be accounted for consistently as equity transactions. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary should be initially recorded at fair value and the gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment..  The adoption of this statement has not had a material impact on the Trust’s financial statements.

Oil and gas reporting disclosure

During 2008, the United States Securities and Exchange Commission adopted revisions to its oil and gas reporting disclosures contained in Regulation S-K and Regulation S-X.  These revisions change the price basis for calculating reserves from a single-day, year-end price to a monthly average price based on the first day of each month.  These revisions have impacted the reserves in the Trust’s accounting for depletion and its calculation of the ceiling test under U.S. GAAP.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by the management of Provident Energy Ltd., the administrator of the registrant, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of Provident Energy Ltd., who also perform such functions for the registrant.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2009, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mike H. Shaikh, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).  Mr. Shaikh is “independent” as that term is defined in the rules of the New York Stock Exchange.

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

Principal Accountant Fees and Services.

The required tabular disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” in the registrant’s Annual Information Form, for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)
The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

(b)
Of the fees reported under the heading heading “Audit Committee Information—External Auditor Service Fees” in the registrant’s Annual Information Form for this fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Mike H. Shaikh, Hugh A. Fergusson and Bruce R. Libin.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

The registrant schedules regular executive sessions in which the registrant's "non-management directors"(as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Mr. John Zaozirny serves as the presiding director (the "Presiding Director") at such sessions.  Each of the registrant's non-management directors is "independent" as such term is used in the rules of the Toronto Stock Exchange.  The Board of Directors of Provident Energy Ltd., the administrator of the registrant, is responsible for determining whether or not each director is independent.  In making this determination, the Board has adopted the definition of "independence" as set out in Section 1.4 of National Instrument 52-110 Audit Committees ("NI-52-110").  In applying this definition, the Board considers all relationships of the directors with the registrant and Provident Energy Ltd., including business, family and other relationships.  The Board of Directors also determines whether each member of the Audit Committee of Provident Energy Ltd. is independent pursuant to Sections 1.4 and 1.5 of NI 52-110 and Rule 10A-3 of the Exchange Act.  The Board of Directors of Provident Energy Ltd. has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

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

Such guidelines are required to be posted on the listed company's website.  The registrant operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, many of which are described under the heading "Corporate Governance" in the registrant's Information Circular in connection with its 2010 Annual Meeting.  However, the registrant has not codified its corporate governance principles into formal guidelines in order to post them on its website.

Board Committee Mandates

The Mandates of the registrant's Audit Committee, Governance, Human Resources and Compensation Committee, and Reserves , Operations and Environmental, Health and Safety Committee are each available for viewing on the registrant's website at www.providentenergy.com, and are available in print to any unitholder who requests them.  Requests for copies of these documents should be made by contacting: Lynn M. Rannelli, Assistant Corporate Secretary, Provident Energy Ltd., 2100, 250 – 2 Street S.W., Calgary, Alberta, Canada T2P 0H3.
Alternatively, requests for these documents may be made by contacting the registrant's Corporate Secretarial Department at (403) 296-2233 (Fax: (403) 205-3539).

NYSE Statement of Governance Differences

As a Canadian trust listed on the NYSE, the registrant is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices.  In order to claim such an exemption, however, the registrant must disclose the significant difference between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE’s corporate governance standards.  The registrant has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.providentenergy.com.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 18, 2010.

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