Form 40-F
period 2010-12-31
PROVIDENT ENERGY LTD
filed 2011-03-25
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission file number 1-15196

PROVIDENT ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

Suite 2100, 250 – 2nd Street S.W., Calgary, Alberta, Canada  T2P 0C1
(403) 296-2233
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 111 Eight Avenue, New York, NY  10011
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

Trust Units outstanding at December 31, 2010:  268,339,201

Indicate by check mark whether Provident: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the preceding 12 months (or for such shorter period that Provident was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X                                 No___

Indicate by check mark whether Provident has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that Provident was required to submit and post such files).

Yes                                      No

FORM 40-F

Explanatory Note

Effective January 1, 2011, Provident Energy Trust (the “Trust”) completed a reorganization transaction (the “Conversion”) pursuant to which the Trust was converted into a corporation, Provident Energy Ltd. (“PEL”).  As a result, pursuant to Rule 12g-3(g) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Annual Report on Form 40-F for the fiscal year ended December 31, 2010, is being filed on behalf of the Trust by PEL, as successor registrant to the Trust under the Exchange Act.  In this Annual Report on Form 40-F, unless the context requires otherwise, the term “Provident” refers to the Trust prior to the completion of the Conversion and to PEL following completion of the Conversion.  Furthermore, where the context requires, the term “Provident” refers herein to the Trust and PEL collectively.

Principal Documents

The following documents, which have been filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on 40-F, are incorporated by reference into this Annual Report on Form 40-F and form a part hereof:

(a)	Annual Information Form for the fiscal year ended December 31, 2010;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010; and

(c)
Consolidated Financial Statements for the fiscal year ended December 31, 2010 (Note 20 to the Consolidated Financial Statements contains a reconciliation of such financial statements to United States generally accepted accounting principles (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of Provident’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of Provident’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act was carried out by the management of Provident, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of Provident.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Provident’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Provident in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Provident’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies Provident’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Independent Auditor’s Report” that accompanies Provident’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed Exhibit 99.3 to this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2010, there were no changes in Provident’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Provident’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Provident’s board of directors has determined that Grant D. Billing, a member of Provident’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).  Mr. Billing is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

Provident has adopted a Code of Business Conduct that applies to all of its directors, officers, employees and consultants.  In addition, Provident has adopted an Additional Code of Ethics that applies to the CEO, CFO and other senior financial officers, including, without limitation, Provident’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  The Additional Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.  The Code of Business Conduct and Additional Code of Ethics are collectively referred to as the “Code of Ethics”.

The Code of Ethics is available for viewing on Provident’s website at www.providentenergy.com.

In connection with Provident’s listing on the New York Stock Exchange, the Code of Ethics was amended in March 2006 to reflect the New York Stock Exchange’s guidelines for codes of ethics.  Since the adoption of the Code of Ethics, other than such amendment, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The required tabular disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” in Provident’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)
The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” in Provident’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)
Of the fees reported under the heading heading “Audit Committee Information—External Auditor Service Fees” in Provident’s Annual Information Form for this fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of Provident pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

Provident does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in Provident’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Provident has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Grant D. Billing, Bruce R. Libin and Jeffrey T. Smith.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

Provident schedules regular executive sessions in which Provident's "non-management directors"(as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Mr. John Zaozirny serves as the presiding director (the "Presiding Director") at such sessions.  Each of Provident's non-management directors is "unrelated" as such term is used in the rules of the Toronto Stock Exchange.  The board of directors of Provident is responsible for determining whether or not each director is independent.  In making this determination, the board has adopted the definition of "independence" as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees ("MI-51-110").  In applying this definition, the board considers all relationships of the directors with Provident, including business, family and other relationships.  The board of directors also determines whether each member of Provident’s audit committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Exchange Act.  The board of directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

Communication with Non-Management Directors

Shareholders may send communications to Provident's non-management directors by writing to the Presiding Director, c/o Lynn M. Rannelli, Assistant Corporate Secretary, Provident Energy Ltd., 2100, 250 2nd Steet S.W., Calgary, Alberta, Canada  T2P 0H3.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company's website.  Provident operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, many of which are or will be described under the heading "Statement of Corporate Governance Practices" in Provident's Information Circular in connection with its 2011 Annual Meeting.  However, Provident has not codified its corporate governance principles into formal guidelines in order to post them on its website.

Board Committee Mandates

The Mandates of Provident's Audit Committee, Governance, Human Resources and Compensation Committee, and Environmental, Health and Safety Committee are each available for viewing on Provident's website at www.providentenergy.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting: Lynn M. Rannelli, Assistant Corporate Secretary, Provident Energy Ltd., 2100, 250 – 2 Street S.W., Calgary, Alberta, Canada T2P 0C1. Alternatively, requests for these documents may be made by contacting Provident's Corporate Secretarial Department at (403) 296-2233 (Fax: (403) 205-3539).

NYSE Statement of Governance Differences

As a Canadian corporation listed on the NYSE, Provident is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices.  In order to claim such an exemption, however, Provident must disclose the significant difference between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE’s corporate governance standards.  Provident has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.providentenergy.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking.

Provident undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to:  the securities registered pursuant to Form   40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Provident has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Provident shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Provident Energy Ltd., as successor to the Provident Energy Trust, certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 24, 2011.

PROVIDENT ENERGY LTD., as successor to Provident Energy Trust

By: /s/ Douglas J. Haughey
Name: Douglas J. Haughey
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2010

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010

99.3
Consolidated Financial Statements for the fiscal year ended December 31, 2010 (Note 20 to the Consolidated Financial Statements contains a reconciliation of such financial statements to United States generally accepted accounting principles (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP