Form 40-F
period 2011-12-31
PROVIDENT ENERGY LTD
filed 2012-03-19
CIK 1142229

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number 1-15196

PROVIDENT ENERGY LTD.

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

(212) 894-8940

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding at December 31, 2011: 273,784,910

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

Yes ☐               No ☐

FORM 40-F

Principal Documents

The following documents, which have been filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on 40-F, are incorporated by reference into this Annual Report on Form 40-F and form a part hereof:

(a)	Annual Information Form for the fiscal year ended December 31, 2011;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Provident’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of Provident’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was carried out by the management of Provident, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of Provident. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Provident’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Provident in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Provident’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management Report” that accompanies Provident’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditors’ Report” that accompanies Provident’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in Provident’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Provident’s internal control over financial reporting.

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

The Code of Ethics was not amended during the fiscal year ended December 31, 2011. Since the adoption of the Code of Ethics, there have not been any waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The required tabular disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” in Provident’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)	The required disclosure is included under the heading “Audit Committee Information—External Auditor Service Fees” in Provident’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees reported under the heading heading “Audit Committee Information—External Auditor Service Fees” in Provident’s Annual Information Form for this fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of Provident pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

Provident does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” in Provident’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company's website. Provident operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual. However, Provident has not codified its corporate governance principles into formal guidelines in order to post them on its website.

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

Provident undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to: the securities registered pursuant to Form- 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Provident Energy Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2012.

PROVIDENT ENERGY LTD.

By:	/s/Douglas J. Haughey
	Name:	Douglas J. Haughey
	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2011

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of PricewaterhouseCoopers LLP